Form 20-F
period 2013-12-31
500.com Ltd
filed 2014-03-26
CIK 1517496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-36206

500.com Limited

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

500.com Building

Shenxianling Sports Center

Longgang District

Shenzhen 518115

People’s Republic of China

(Address of Principal Executive Offices)

Zhengming Pan

Chief Financial Officer

500.com Building

Shenxianling Sports Center

Longgang District

Shenzhen 518115

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value US$0.00005 per share*	New York Stock Exchange*

*	Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on the New York Stock Exchange. Each ADS represents the right to receive ten ordinary shares. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

66,539,000 Class A Ordinary Shares and 262,197,451 Class B Ordinary Shares Issued and Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.

Item 17  ☐                 Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS

DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ten ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“We,” “us,” “our company” and “our” are to 500.com Limited, its predecessor entities and its consolidated affiliated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.00005 per share;

•	“consolidated affiliated entities” refer to our consolidated affiliated entities, namely, E-Sun Network, Youlanguang Technology and Guangtiandi Technology, and where required by the context, E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network.

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income Data:

Net Revenues	157,378	232,332	171,527	259,534	42,872
Operating expenses:
Cost of services	(22,052)	(24,425)	(18,476)	(27,818)	(4,595)
Sales and marketing	(14,252)	(52,471)	(45,794)	(84,596)	(13,974)
General and administrative	(34,255)	(101,996)	(57,784)	(73,190)	(12,090)
Service development expenses	(9,299)	(19,566)	(26,571)	(28,686)	(4,739)
Write-off of deferred initial public offering expenses	—	—	(6,404)	—	—

Total operating expenses	(79,858)	(198,458)	(155,029)	(214,290)	(35,398)
Other operating income	4,667	6,455	4,193	14,560	2,405
Government grant	—	1,778	2,242	2,792	461
Other operating expenses	(537)	(296)	(1,821)	(2,678)	(442)

Operating profit	81,650	41,811	21,112	59,918	9,898
Interest income	102	243	1,132	2,058	340
Interest expense	—	—	—	(5,407)	(893)
Change in fair value of derivative component of the convertible note	—	—	—	(26,809)	(4,429)

Income before income tax	81,752	42,054	22,244	29,760	4,916
Income tax benefit (expenses)	(43,463)	(28,497)	(18,001)	76,294	12,603

Net income	38,289	13,557	4,243	106,054	17,519

Other Comprehensive income, net of tax
Foreign currency translation gain (loss)	70	(224)	58	(5,496)	(908)

Comprehensive income	38,359	13,333	4,301	100,558	16,611

Earnings per share for Class A and Class B ordinary shares outstanding:
Basic	0.27	0.06	0.02	0.45	0.07
Diluted	0.16	0.06	0.02	0.41	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	219,290,540	230,768,220	229,374,777	238,342,685	238,342,685
Diluted	233,492,680	237,243,569	233,678,481	259,729,367	259,729,367
Non-GAAP financial data(1)
Net income	38,289	13,557	4,243	106,054	17,519
Adjustment for share-based compensation	—	50,154	13,704	7,561	1,249
Adjustment for deferred tax expense relating to outside basis differences	35,563	21,482	11,919	(88,796)	(14,668)
Adjustment for changes in fair value of the derivative component of the convertible note	—	—	—	26,809	4,429
Adjustment for interest expense relating to the convertible note	—	—	—	3,933	650
Adjusted net income (non-GAAP)	73,852	85,193	29,866	55,561	9,179

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation, deferred tax expense relating to outside basis differences in our consolidated affiliated entities and costs incurred on convertible note. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The following table sets forth our selected consolidated balance sheet data as of the indicated dates:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:

Total current assets	308,523	329,821	909,876	150,302
Total assets	337,258	379,343	958,300	158,301
Total current liabilities	182,437	281,315	118,567	19,587
Total liabilities	262,909	381,963	148,880	24,594
Total shareholders’ equity (deficit)	74,349	(2,620)	809,420	133,707
Total liabilities and shareholders’ equity	337,258	379,343	958,300	158,301

The following tables set forth our user information and their purchase amounts during the indicated years:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Active Accounts(1):
Newly Registered Accounts(2)	1,287	430	1,180
Existing Accounts(3)	606	518	327

Total	1,893	948	1,507

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Purchase Amount:
Newly Registered Accounts(2)	1,026,761	374,005	1,214,920	200,690
Existing Accounts(3)	1,489,472	1,299,493	1,831,590	302,557

Total	2,516,233	1,673,498	3,046,510	503,247

(1)	Defined as registered accounts which made at least one purchase during the year.
(2)	Defined as accounts registered during the year.
(3)	Defined as accounts registered prior to the year.

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 21, 2014, the noon buying rate was RMB6.2248 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate (Renminbi per US Dollar)(1)
	Period End	Average(2)	Low	High
Period	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1497	6.2438	6.0537
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0504
February	6.1448	6.0816	6.1488	6.0591
March (through March 21, 2014)	6.2248	6.1590	6.2273	6.1183

(1)	The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

The success of our business depends on our ability to maintain and enhance our reputation and brand.

We believe that our reputation in the industry and among our users as a leading reliable and trustworthy online lottery service provider and our “500wan” brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, increasing our net revenues from service fees. Since the online lottery service market is highly competitive, our ability to remain the market leader in China depends largely on maintaining and enhancing our reputation and brand, which may be difficult and expensive.

We have developed our reputation and established a leading position by providing our users with what we believe are superior and trustworthy services. We have conducted, and may continue to conduct, various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion and activity enhancement goals we expected. In addition, any negative publicity in relation to our services or products, regardless of its veracity, could harm our brand image and, in turn, have adverse effects on our user loyalty and stickiness, or result in a reduction in the number of our users. For example, we are aware of certain complaints against our websites on a number of online forums with regard to purchase order processing and prize collections. From 2010 to 2013, we received 103 complaints with regard to order processing and prize collection, and paid a total amount of RMB36,762 to resolve such complaints. Among the 103 complaints, 11 involved compensation amounts over RMB1,000, and the highest amount was RMB4,200. Even though the allegations made in such complaints were not factually proven or the amounts in issue were diminutive, such complaints can nonetheless have a detrimental effect on our reputation. If we fail to maintain and enhance our reputation and brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations may be materially and adversely affected.

The rules and regulations on online lottery sales service market in China are relatively new and subject to interpretation, and their implementation involves uncertainty.

On September 26, 2010, the MOF issued the Interim Measures for the Administration of Online Sales of Lottery, or the Interim Measures, which allows qualified service providers to provide online lottery sales services after obtaining the approval by and the operating permit from the MOF. On January 18, 2012, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of China jointly promulgated the Implementing Rules of Regulation on Administration of Lottery, or the Implementing Rules, which set forth, among other things, detailed requirements and qualifications for the approvals to conduct online lottery sales. For a description of relevant PRC laws and regulations on online lottery services, see “Item 4B. Business Overview—Regulation on Lottery Services Industry and Online Lottery Sales.” Applications were submitted to the MOF in connection with the qualifications and approvals of our online lottery sales services for both sports and welfare lottery products provided on our websites, in accordance with the new measures. In October 2012, we were notified by China Sports Lottery Administration Center that we were one of the two entities that had been approved by the MOF to conduct online sales of sports lottery products in China on behalf of China Sports Lottery Administration Center. However, since the operation of online sports lottery sales services by China Sports Lottery Administration Center itself is in a pilot phase and is subject to further approval by the MOF, our operation of online sales of sports lottery products may be subject to suspension if China Sports Lottery Administration Center fails to obtain such further approval from the MOF. We are currently awaiting approval from the MOF to provide sales services for welfare lottery products. As the relevant rules and regulations are relatively new and we are one of the first two entities that have ever been approved by the MOF to conduct online sales of sports lottery products in China, we face uncertainties in the implementation of such rules and regulations by the competent authorities. The competent authorities may establish certain management systems to supervise and monitor the online lottery sales, which systems may comprise a sales monitoring system, a back-office management system and an application service platform. The competent authorities may also ask the approved entities, like us, to adopt certain measures to meet specific regulatory requirements that may be adopted from time to time. For example, the competent authorities may monitor or adjust the categories of lottery products being sold online, and supervise the sales procedures and key data of our online lottery sales on a real-time basis, such as those relating to our customer account opening procedures, capital management, database information and risk controls. In addition, we may be required to enter into new lottery agency agreements with the relevant lottery administration center that could have different terms and conditions from those in our existing service agreements with the relevant sports lottery administration centers. As a result, we may have to amend our existing service agreements. Any unfavorable new regulatory requirements or amendments to the key terms of our existing service agreements could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have 13 years of operating experience in providing online lottery sales services. From March to November 2012, we suspended our online lottery sales services to substantially all of our customers in response to the Urgent Notice with regard to the Implementation of the Implementing Rules of Regulation on Administration of Lottery promulgated by the General Administration of Sports of China on February 28, 2012, or the Urgent Notice. We continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers and generated service fees from such services. The PRC regulations on lottery sales services via mobile applications and their interpretations are subject to uncertainty. Our PRC legal counsel has advised us, given that the MOF has approved us as an authorized entity to conduct online lottery sales on behalf of China Sports Lottery Administration Center, our operation of lottery sales services prior to November 2012, including sales through our mobile applications and online platform, did not and will not likely to have a material adverse effect on us. However, under the rules and regulations on online lottery sales, the relevant PRC authorities have broad discretion on the lottery sales that are conducted without the approval by the MOF, and have the authority to impose sanctions thereon, including without limitation, levying fines, confiscating illegal income or suspending the operations and other sanctions. We have not received any legal sanctions, but there is no assurance that the competent authorities would not impose any legal sanction. Any legal sanctions imposed on us by the competent authorities could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our product portfolio depends on the offerings of the lottery administration centers and could change unfavorably for us as a result of decisions made by them.

The lottery products we service are issued and sold by national and provincial lottery administration centers. We do not have the right to issue lottery products and cannot prevent the discontinuation of lottery products currently being offered. If the national lottery administration centers decide to discontinue one or more lottery products or to replace them with other products, this could lead to a decline in our purchase orders and thus have an adverse effect on our financial position and results of operations. In addition, if we want to provide services on newly issued lottery products, we have to enter into service agreements with the lottery administration centers that issue or sell such new lottery products. We cannot assure you that such service agreements can be entered into on terms favorable to us, or at all. If our competitors are able to enter into service agreements to service popular newly issued lottery products while we cannot, it could have an adverse effect on our revenue and brand name.

Lottery products offered by provincial lottery administration centers may be discontinued or subject to restriction and regulations by the relevant national lottery administration centers. Due to the popularity of certain lottery products we service, those provincial lottery administration centers with which we do not have service agreements might choose to issue similar lottery products on more competitive terms. This may result in a decrease in the purchase orders of those lottery products we service and, in turn, result in a decrease in the revenue we are able to generate from those lottery products. We cannot assure you that we will be able to reach an agreement with a provincial lottery administration center to obtain the right to service its lottery products that compete with products we currently service. In addition, the relevant lottery authorities could mandate the change of the rules or prize scheme of our current lottery products or stop the issuance of those lottery products altogether due to social policy or other considerations, which could have an adverse effect on our results of operations.

We depend on our agreements with a few provincial lottery administration centers for our service fees and such agreements could be terminated, amended or fail to be renewed.

Substantially all of our revenues were generated from service fees paid to us by a few provincial lottery administration centers. We have entered into non-exclusive service agreements with these lottery centers for terms of one year or five years, and the lottery administration centers may choose to enter into similar arrangements with other service providers. We have long-term, mutually beneficial partnerships with a few provincial lottery administration centers, such as Jiangxi Sports Lottery Administration Center. Service fees received from our single largest lottery administration center partner, all of which were generated from sports lottery products, accounted for 53.5%, 60.2% and 51.0% of our total service fees in 2011, 2012 and 2013, respectively. The service fees received from the lottery administration centers represent revenues recognized before the reduction of incentives paid to users and the residual amount of lottery pool contributed by us to the lottery centers. We have a service agreement with Jiangxi Sports Lottery Administration Center that is effective until March 2018 and renewable upon expiration, but Jiangxi Sports Lottery Administration Center can terminate its agreement with us for various reasons or decide not to renew the agreement upon expiration. For example, the service agreement provides that the Jiangxi Sports Lottery Administration Center has the right to monitor our operations and unilaterally terminate the service agreement if we violate relevant laws and regulations. If any of the provincial sports lottery administration centers terminates or decides not to renew its agreement with us, or if the agreement is amended to our disfavor, this could have an adverse effect on our business, results of operations and prospects, and we could lose a substantial portion of our revenues.

We have a limited history of being profitable and our business model is subject to uncertainties, which makes it difficult to evaluate our business.

We launched our online lottery services in 2001 and became profitable in 2007. We have a limited history of being profitable from 2007 to 2013 and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate may not be indicative of our future performance. Although we achieved profitability in recent periods, we cannot assure you that we will be able to achieve similar results or growth in the future. We may not be able to achieve or sustain profitability on a quarterly or annual basis. You should consider our prospects in light of the risks and uncertainties that fast-growing companies in a rapidly evolving market may encounter.

In particular, our net revenues in 2012 were RMB171.5 million, a 26.2% decrease as compared to 2011, and we recorded net income of RMB4.2 million in 2012, as compared to RMB13.6 million in 2011 primarily due to the adverse impact of voluntary suspension. We cannot assure you that our users’ purchasing activities for sports lottery products will return to previous levels and continue to grow at a comparable pace as compared to that of the period prior to the voluntary suspension.

A significant portion of our service fees from 2010 to 2012 were generated from the sales of welfare lottery products for which we currently do not offer sales services.

Service fees generated from welfare lottery products were RMB52.5 million and RMB25.9 million in 2011 and 2012, respectively, accounting for 21.3% and 14.0% of our service fees generated from lottery products in the same periods, respectively. We ceased to offer sales services for welfare lottery products in November 2012. Consequently, we did not generate any service fees from welfare lottery products in 2013. We plan to resume our online sales services for welfare lottery products after we obtain the relevant approval for such products from the MOF. Chongqing Welfare Lottery Administration Center notified us that it submitted an application for qualification and approval for the online lottery sales services for welfare lottery products to China Welfare Lottery Issuance and Administration Center on November 15, 2010, and such application would be further submitted by China Welfare Lottery Issuance and Administration Center to the MOF for approval. As of the date of this annual report, Chongqing Welfare Lottery Administration Center had not updated us on the status of the application for welfare lottery products. Since the relevant regulations do not set forth a specific time limit for the MOF to issue such approval, we cannot assure you that we would be able to obtain such approval in the near future, or at all.

We operate in an intensely competitive environment, which may lead to declining revenue growth or other circumstances that would negatively affect our results of operations.

We operate in the new and dynamically growing online market for lottery products. There is no guarantee that we can maintain our position as one of the market leaders. Going forward, we anticipate significant competition, primarily from other online lottery service providers that may obtain relevant approvals and licences to provide online lottery sales services in China. When the approval and licensing system for online lottery service providers is fully implemented in China in the future, we may face increased competition from companies that do not currently operate in the online lottery services industry. For example, if major portal websites obtain relevant approvals and licences to offer lottery sales services, they may be able to offer similar services at a lower cost or to a larger user group due to their larger operational scales and user bases, which will put us at a competitive disadvantage. We also face competition from traditional offline lottery agents. If we do not recognize market trends or user demand in a timely manner, we may lose our market share to our competitors, which would have a negative impact on our results of operations.

According to a research report we commissioned from iResearch Consulting Group, or the iResearch Report, we were among the first group of online lottery service providers in China. Since our inception, we have been offering a number of innovative services on our websites, such as lottery pool purchase services and automatic tag-along purchase services. Lottery pool is the purchase mode most favored by our users. Due to the popularity of lottery pool purchase services, competing websites have started to offer similar services. Since there are no adequate measures to protect the exclusivity of online service innovations or business models, we cannot assure you that new or existing services offered by us will not be imitated by our competitors.

The lottery industry in China in general and the online lottery service industry in particular may not grow as quickly as expected, which may adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development and expansion of the lottery industry in China in general and the online lottery service industry in particular. Both China’s lottery industry and the online lottery service industry have experienced substantial growth in recent years in terms of both the number of people purchasing lottery products and revenue generated. We cannot assure you, however, that the lottery industry or the online lottery service industry in China will continue to grow as rapidly as it has in the past, or the current trend of a faster growth rate of the lottery market in comparison to the growth rates of China’s GDP and individual disposable income will continue in the future. Growth of China’s lottery industry and the online lottery services industry are affected by numerous factors, such as GDP growth, growth of individual disposable income, regulatory changes, public perception and receptiveness, users’ trust and confidence level in the online lottery market, users’ general online purchase experience, technological innovations, development of the Internet and Internet-based services, and the macroeconomic environment. If the lottery industry or online lottery service industry in China does not grow as quickly as expected or if we fail to benefit from such growth by failing to successfully implement our business strategies, our user base may decrease and our business and prospects may be adversely affected.

We depend on the technology and advanced information system, which may fail or be subject to disruption.

We are dependent on our IT systems for handling purchase orders, and the efficiency and reliability of our systems are in turn dependent on the functionality and stability of the underlying technical infrastructure. The functionality of the servers used by us and the related hardware and software infrastructure are of considerable significances to our business, our reputation and our ability to attract business partners and users. Our IT systems may be damaged or interrupted by increases in usage, human errors, unauthorized access, destruction of hardware, power cuts not covered by backup facilities, system crashes, software problems, virus attacks, natural hazards or disasters, or similar disruptions or disruptive events. Furthermore, our current IT systems may be unable to support a significant increase in online traffic or increased number of users, whether as a result of organic or inorganic growth of the business. We have in place business continuity procedures, disaster recovery systems and security measures to protect against network or technical failures or disruptions. Despite such procedures, failures in computer processing and weakness in the existing software and hardware cannot be completely prevented or eliminated. Any failure of our IT system and infrastructure could lead to significant costs and disruptions that could reduce our revenues, harm our reputation and have a material adverse effect on our operations.

In addition, we rely on bandwidth providers, communications carriers, data centers and other third parties for key aspects of the process in providing services to our users. Any failure or interruption in the services and products provided by these third parties could limit our ability to operate certain of our businesses, which could in turn have a material adverse effect on our business and financial condition.

We may not be able to develop and launch new services or new technologies in a timely manner or at all, and new services or technologies we manage to develop or provide may not be successful.

Our success in attracting new users and keeping existing users engaged depends on our ability to consistently develop and launch new and innovative services and technologies. Although we will continue to focus on research and development going forward, we cannot assure you that we will continue to be able to develop our technology to keep up-to-date with developments across the online lottery service industry and to launch new products or technologies in a timely manner or at all. New technologies and software are also less likely to be reliable, robust and resistant to viruses or failure. Given the fast growing online lottery service industry, we may not have enough time to fully test the new technologies and software we have developed before deploying them on our websites, which might cause service problems and negative user experience.

In particular, the number of people who access the Internet through non-PC devices such as mobile phones has increased in recent years. The software we have developed for these devices may not be widely adopted by users of such non-PC devices. The lower resolution, functionality and memory capacity associated with non-PC devices make the use of our services through such devices difficult. If we are unable to attract and retain a substantial number of non-PC device users to our services or if we are slow to develop services and technologies that are more compatible with non-PC devices relative to our competitors, we may fail to capture a significant share of new users or lose our existing users who switch to non-PC devices for their lottery purchase activities.

We could be subject to foreign laws and regulations applicable to lottery services, which could have important legal consequences for us.

We currently only conduct our operations in China, and will continue to do so in the future. We have blocked direct access to our websites and mobile applications from the United States through IP address filtering. We have implemented an identity verification procedure as part of the prize collection process. A user who has won a prize is required to provide his or her valid PRC identification card number and valid PRC bank account number to us for identity and age verification through a government designated entity before we transfer the prize money to such user’s online account registered at our websites and mobile applications. Despite such measures taken by us, it is conceivable that a user with a valid Chinese bank account and a Chinese identification card could place an order or collect a prize at our websites or mobile applications from a jurisdiction other than China and the United States, or that a user could devise a way to evade our blocking measures and access our websites and mobile applications from the United States. In addition, we have not been able to implement the same identity verification process over users registered with websites of third-party online service providers, which conduct their own identity verification processes, and these users may place purchase orders with us and collect prize money they win without providing their identity to us. As a result, we could be subject to foreign laws and regulations applicable to lottery services, which could have important legal consequences for us. The fact that our websites and mobile applications are accessible from a foreign jurisdiction could render our business operations subject to the laws and regulations of such jurisdiction, even though we do not have a physical presence in that jurisdiction. As a result, we could be required to obtain the requisite approval or license for lottery services in such jurisdiction, or could be deemed to have violated the prohibition against lottery services in that jurisdiction.

If we were found to have violated any applicable foreign laws and regulations applicable to lottery services, we could face civil or even criminal liabilities, such as injunctions, restrictive orders, damage awards or fines. Even if we successfully defend ourselves against such allegations, we could nevertheless incur considerable costs in such defense or suffer reputational damage due to the negative publicity associated with such allegations.

Our systems and controls to restrict access to our websites from persons located in the United States may not be adequate.

In the United States, some credit card companies have classified online purchase orders of U.S. state-issued lottery products as online gambling and thus denied such purchase orders, despite the fact that many such purchases are exempt from the Unlawful Internet Gambling Enforcement Act, or UIGEA, enacted in 2006. The UIGEA is silent on whether lottery products issued by non-U.S. state entities are exempt from the definition of online gambling. There are several other U.S. federal laws relevant to online gaming, including the Professional and Amateur Sports Protection Act, the Federal Interstate Wire Act, the Illegal Gambling Business Act, the Interstate Transportation of Wagering Paraphernalia Act and the Interstate and Foreign Travel or Transportation in Aid of Racketeering Enterprising Act. In addition, laws and regulations exist in various individual U.S. states that limit or prohibit online games of chance. Although the services we provide to our users are solely related to lottery products issued and sold by national and authorized provincial lottery administration centers in China, we cannot assure you that the United States Department of Justice or other federal or state regulatory authorities will not deem our business as being in violation of the UIGEA or any of the laws mentioned above if purchase orders are placed on our platform from users in the United States not successfully blocked by our system. Violations of such laws can lead to criminal and civil penalties, including substantial fines, injunctions, damage claims and jail terms for persons accountable.

As a precaution, we have implemented technological and other measures to prevent persons in the United States from accessing our websites and mobile applications. These measures could fail or otherwise be inadequate, either currently or as a result of future technological developments. This may result in allegations or accusations of our violations of the above-mentioned or other applicable laws or regulations of the United States, and actions brought against us based on such violations, which could have a material adverse effect on our operations, financial performance and prospects.

Our service agreements with certain third-party Internet companies may be amended or terminated.

We generate a portion of our net revenues pursuant to cooperation agreements with certain third-party Internet companies. We build and maintain embedded lottery purchase webpages for websites of these Internet companies which redirect user purchase orders to our websites. We pay these third-party Internet companies a predetermined fixed percentage of the total purchase amount generated by purchase orders redirected to us from their websites. In 2011, 2012 and 2013, such payments to certain Internet companies accounted for 6.2%, 4.7% and 5.3% of our net revenues, respectively. We also provide lottery information packages to the lottery information channels of some portal websites. The third-party Internet companies that we work with may request amendments to the material terms of our cooperation agreements in a manner that is unfavorable to us or decide to terminate such cooperation agreements. In particular, if any of these companies decide to start offering its own online lottery services after terminating its cooperation arrangement with us, users formerly redirected to our websites through websites of these companies may decide to use these companies’ services instead, which would have a negative impact on our net revenues.

We are exposed to contractual claims by third parties arising from regulatory actions, which could damage our reputation and results of operations.

We have entered into various service, online payment and advertisement agreements with a number of third parties. Many of these agreements contain warranties, indemnities and termination provisions in which we have made representations and warranties to the counterparties as to the legitimacy of our operations and our compliance with relevant laws and regulations. If a claim or regulatory action is brought against our counterparties alleging that our historical business conduct breached such provisions on which our counterparties have relied, whether as a result of judicial proceedings or a change of law or otherwise, we may face material claims or regulatory actions and may owe damages to the relevant third parties. We may also remain liable for any outstanding fees payable to the counterparty of an agreement which has been terminated.

Any extended periods in the future without our users winning substantial prizes could result in losses in revenues and profits for us.

As of December 31, 2013, three prizes of over RMB10 million, 57 prizes of RMB5 million to RMB10 million, and 365 prizes of RMB1 million to RMB5 million had been awarded to users who purchased their lottery products using our online lottery service platform. Our users’ record of winnings is one of the factors contributing to our ability to attract new users and retain existing users. Winning of number-based lotteries arise purely by chance during the lottery draws. No assurance can be given that there will not be long periods in the future without any of our users winning a prize of significant amount, which could lead to a reduction in user activity and therefore a shortfall in our revenue and profit.

Our operations and services relating to sports lottery products depend on the scheduling and live broadcasting of major sports events.

Our operations and services relating to sports lotteries are affected by the scheduling and live broadcasting of the underlying sports events. In particular, a significant portion of our service fees are derived from results of international soccer games. Disruptions to the scheduling and broadcasting of those games may have a material impact on our results of operations. In some instances, the scheduling of major sports events occurs seasonally (for example, European soccer) or at regular but infrequent intervals (for example, the FIFA World Cup). The cancellation, postponement or curtailment of significant sports events, due to, among other things, adverse weather conditions, terrorist acts, other acts of war or hostility or the outbreak of infectious diseases, or cancellation of, disruption to, or postponement of the live broadcasting of such sports events, due to contractual disputes, technical or communication problems, or the insolvency of a major broadcaster, could materially adversely affect our operations and services relating to sports lotteries.

Future strategic acquisitions may have a material adverse effect on our business, reputation and results of operations.

Although we have no current acquisition plans, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business if we are presented with appropriate opportunities. Future acquisitions and subsequent integration of newly acquired assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased cost and delay.

Negative publicity about our operations, or problems such as underage and compulsive lottery activities, fraud and corruption in sports matches may adversely affect our reputation and business.

Social responsibility policies are a key consideration in lottery laws and regulations. There are concerns as to the ability of online lottery service providers to effectively block minors from purchasing lottery products online and the possible increase in compulsive lottery activity due to the relative ease of making online lottery purchases. Publicity regarding such concerns could harm our brand and image. If the perception develops that online lottery operators or the lottery industry as a whole is failing to adequately protect minors and vulnerable lottery purchasers, we may face increased social resistance. Damage to the industry’s reputation could also lead to the withdrawal of support for the industry from the government or the tightening of regulations, which may have a material adverse effect on our business.

Negative publicity about potential fraud (including money laundering) and corruption in sports matches (including collusion and match-fixing), even if not directly or indirectly connected with us or our services, may adversely impact our reputation and the willingness of the public to participate in the purchase of sports lotteries. As a result, the number of potential users available to us could be adversely affected.

Undetected errors with regard to historical or real-time data in our information platform could adversely affect our user experience, which may materially and adversely affect our reputation and business.

As of December 31, 2013, our information database provided to our users real-time updated information on all 13 national lottery products and 57 provincial lottery products, as well as historical data, charts analytical tools and account management tools and functions. Although we intend to ensure the accuracy and reliability of all data in our information database, in a number of instances, users have complained on online forums of being misled by the wrong historical data and users have also alleged that the winning numbers posted by us differ from the actual winning numbers published by the relevant national or provincial lottery administration centers. Such complaints and allegations, whether with or without merit, may damage our reputation as a credible online lottery service provider and adversely affect user experience, which could materially and adversely affect our reputation and business.

We may fail to detect fraudulent activities of our users or employees.

Online transactions may be subject to sophisticated schemes or collusion to defraud or other illegal activities, and there is a risk that our platform may be used for those purposes either by our users or our employees. While we make continuing efforts to protect our business and our users from such illegal activities, including a user identity verifying system and pre-payment procedures to protect against fictitious transactions, the controls and procedures we have implemented may not be effective in all cases. Failure to protect our operations and our users from fraudulent activity either by other users or our employees could result in reputational damage to us and could materially and adversely affect our results of operations.

We rely on individual employees to handle prize collection using their personal bank accounts, which creates a risk of misappropriation of funds.

Under the current prize payout rules for national and provincial lottery products, prizes can only be claimed by natural persons who present the winning lottery tickets at the time of collection. Since we do not distribute physical tickets to individual users and need to collect prizes on behalf of the winning users, we rely on certain of our employees to maintain bank accounts opened in their individual names into which winning prizes are first deposited before they are transferred into the bank account of E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, which then allocates the prize money to the winners’ accounts. We have adopted several measures to ensure that such individual accounts are under our strict control. See “Item 4B. Business Overview—Purchase Order Processing and Prize Collection.” Although we have never had an incident where prize money deposited in an employee’s account was misappropriated, there is no assurance that misappropriations of prize money will not happen in the future, which could have an adverse effect on our reputation and financial results.

Failure to adequately protect user account information could have a material adverse effect on us.

We process our users’ personal data (including name, address, age, bank details and lottery purchase history) as part of our business and therefore must comply with data protection laws in China. Data protection laws restrict our ability to collect and use personal information relating to our users and potential users. Notwithstanding our IT and data security and other systems, we may not be effective in detecting any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses and cyber crime. We are exposed to the risk that personal data could be wrongfully accessed and/or used, whether by employees, users or other third parties, or otherwise lost or disclosed or processed in breach of data protection laws. If we or any of the third party service providers whom we rely on fail to transmit users information and payment details online in a secure manner or if any such theft or loss of personal users data were to otherwise occur, it could subject us to liabilities under the data protection laws or result in the loss of the goodwill of our users.

We have no insurance coverage against product liability claims or business interruptions.

As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products. We do not have any product liability insurance or business interruption insurance. As we continue to increase the number of lottery products we service, we may be increasingly exposed to claims related to such lottery products. Any such claims, business disruption, or natural disaster could result in us incurring substantial costs and a diversion of our resources away from our business, which would have an adverse effect on our business and results of operations.

We plan to incur significant costs on a variety of marketing efforts designed to increase our net revenues and some marketing campaigns and methods may not be effective.

We have been and plan to continue to engage in a variety of different marketing efforts tailored to our targeted users to increase our user base and user activity level. For more details, see “Item 4B. Business Overview—Sales, Marketing and Branding”. Our marketing activities, which we expect to involve significant costs, may not be well received by users and may not result in increases in net revenues that we anticipate. Marketing approaches and tools in the online lottery market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

We might not be able to adequately protect our intellectual property rights.

We believe our trademarks, software, technology know-how and other intellectual property provide competitive advantages to us, which are important to our achievements to date and our future success. We have invested significant resources to develop our brand name, 500wan, which is an important asset to us. We cannot assure you that steps taken to protect our intellectual property rights will be sufficient to prevent infringement of our intellectual property rights. If we fail to adequately protect our intellectual property rights, including our rights in our trademarks and know-how, it could have a material adverse effect on our operations.

The validity, enforceability and scope of protection available under intellectual property laws with respect to the Internet industry in China are uncertain and evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend our copyrights or other intellectual property rights or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and any adverse determination thereof could result in substantial costs and diversion of resources and management attention away from our business.

We may be subject to allegations or liabilities for infringement of third-party intellectual property rights based on the content available on our websites or information services we provide.

We provide our users with real-time and historical lottery-related news, data, analyses, real-time match scores and other contents on our information platform. We obtain such contents from a third-party professional sports information agency as well as publicly available sources. The user forum of our websites also hosts a significant amount of content generated by our users. We cannot assure you that we will not be subject to allegations, claims or lawsuits by third parties regarding the use of lottery or sports related information or any other content on our websites, which may infringe upon the intellectual property rights of such third parties. If such claims are found valid by the courts and we are ordered to remove the content from our websites, our information platform will become less attractive and our user experience and satisfaction will be adversely affected. Even if we successfully defend ourselves against such claims or allegations, we could nevertheless incur considerable costs in such defense or suffer reputational damage due to the negative publicity associated with such claims or allegations.

We rely on our senior management and key employees.

Our success is dependent upon the expertise and continued service of our senior management and other key personnel. Our founder, Chairman and Chief Executive Officer, Mr. Man San Law, has 13 years of experience in the lottery service industry. Mr. Law is a pioneer of the online lottery service market who has been at the forefront of developing innovative online products and solutions and has established relations with market participants in China. Most of our senior management team members have 13 years of experience in information technology or Internet related industries. They are crucial to our smooth operation and continued innovation. In addition, we rely on a limited number of specialized staff members in certain areas of our IT operations where we do not receive support from external service providers. Furthermore, our ability to expand our operations to accommodate our anticipated growth will also depend on our ability to attract and retain additional personnel such as qualified risk managers, finance, management, marketing, technical and other personnel. Competition for these employees is intense due to the limited number of qualified personnel. It may be difficult for us to manage our business and meet our objectives if we fail to attract and retain such personnel and our results of operations or financial condition may be adversely affected.

We are dependent on external service providers with respect to payment and settlement processing, and the provision of faulty services by these providers could lead to financial loss and damage to our reputation.

We are dependent on cooperation with external service providers with specialist knowledge and technology for processing lottery purchase orders. This includes, among other things, data and voice communication, procurement, installation, further development, maintenance and servicing of hardware and software, server housing and payment processing. It is possible that one or more of the external service providers do not perform the services, or that they do not perform them in a timely and accurate manner. It is therefore possible that, due to failures or omissions by the external service providers that we have engaged, we will not be in a position to perform our own services faultlessly or on time. This could lead to revenue losses, liability for damage, and substantial damage to our reputation.

We depend on payment processing for the success of our business.

We require our users to deposit funds in their registered accounts in advance of any lottery purchases. Users’ prize money are also deposited in and withdrawn from their respective accounts. Therefore, the provision of convenient, trusted and effective payment processing services to our users and potential users is critical to our business. If there is any deterioration or perceived deterioration in the quality of the payment processing services provided by us or any interruption to those services, or if our payment processing services are not performed in a timely manner, our users and potential users may be deterred from using our online lottery services, and we may be subject to user complaints and allegations concerning the mishandling of their funds, which may damage our reputation and have a material adverse effect on our business and results of operations.

Our quarterly net revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of our net revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•	seasonality of sports events on which sport lotteries are based;

•	change of lottery issuance schedules by the lottery issuance authorities;

•	changes in government policies or regulations, or their enforcement;

•	economic conditions in China and worldwide; and

•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

Our operating results tend to be seasonal. For instance, we may have lower net revenues during the first quarter of each year primarily due to the Chinese New Year holidays in that quarter.

We could be subject to administrative penalties or business losses if our current user identity verifying system cannot sufficiently prevent us from taking purchase orders from underage users.

According to the Regulation on Administration of Lottery issued by the State Council which came into effect on July 1, 2009, a lottery service provider may be subject to administrative penalties from the local civil affairs authority or the sports administration authorities if it takes lottery purchase orders from underage users. The lottery administration centers have the right to terminate their service agreements with a service provider if it becomes subject to administrative penalties. It is still unclear which security mechanisms have to be introduced for online service providers to protect minors. Although we have adopted a user identity verifying system which allows us to filter out underage users, we cannot assure you that our current system is sufficient for us to identify all underage users. If the relevant authorities determine that we are in violation of any relevant regulations, we may be subject to administrative penalties and we may lose our service agreements with the lottery operation centers.

In addition, a registration process that is as simple as possible and takes only a short time to complete is an important factor in our ability to attract new users. Currently, the age verification step of our registration process is relatively simple. If it becomes apparent that this measure is inadequate, the registration process might have to be made more lengthy and difficult for more in-depth checks, such as requiring users to provide a copy of their Chinese ID card or other identification documents as part of the registration process, which could decrease the number of new registrations or lead to a decrease in users. This could have a material adverse effect on our financial condition and results of operations.

In the course of preparing our consolidated financial statements, we have identified a material weakness in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under U.S. securities laws. Our reporting obligations as a public company places a significant strain on our management, operational and financial resources and systems for the foreseeable future. We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2013, have identified a material weakness as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to insufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they may be required to do after we become a public company. In light of the material weakness that was identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Following the identification of this material weakness, we have begun taking measures and plan to continue to take measures to remedy this weakness. However, the implementation of these measures may not fully address this material weakness in our internal control over financial reporting, and we cannot conclude that it has been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2014. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

U.S. GAAP prescribes how we account for share-based compensation and may have an adverse impact on our results of operations or the price of our ADSs. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of comprehensive income generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in the Internet and the lottery business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in the Internet and lottery businesses. We conduct our operations in China principally through contractual arrangements among our company 500.com Limited, our wholly owned PRC subsidiary, E-Sun Sky Computer, our consolidated affiliated entities in the PRC and their respective shareholders. Our online lottery services were primarily provided through E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network. E-Sun Sky Network owns and manages our operating websites, namely, www.500wan.com and www.500.com. Guangtiandi Technology and Yonglanguang Technology were established to provide technical support to E-Sun Sky Network. Youlanguang Technology provides services to E-Sun Sky Network relating to the management of our users’ registration information and accounts, while Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers, the maintenance of our lottery ticket database, and the printing of lottery tickets when needed for the purpose of prize collection. Our contractual arrangements with E-Sun Network, Guangtiandi Technology, Youlanguang Technology and their respective shareholders (i) enable us to exercise effective control over these entities, and (ii) give us the obligation to absorb losses and the right to receive benefits of these entities, requiring us to treat them as our consolidated affiliated entities and to consolidate their operating results. For a detailed discussion of these contractual arrangements, see “Item 4C. Organization Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are open to varying interpretations and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we are not in compliance with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in the Internet and lottery businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of E-Sun Network, Guangtiandi Technology or Youlanguang Technology, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of E-Sun Network, Guangtiandi Technology or Youlanguang Technology, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements that were executed on June 1, 2011, amended on May 2, 2013 and supplemented December 28, 2013, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control over our business in China. In addition, our contractual arrangements generally have a term of 10 years with an automatic extension for a number of years to be determined by E-Sun Sky Computer, which is subject to E-Sun Sky Computer’s unilateral termination right. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of E-Sun Network, Guangtiandi Technology or Youlanguang Technology may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities and their respective shareholders. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law, arbitration and courts and therefore will be subject to uncertainties in the PRC legal system. See “Item3D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Our consolidated affiliated entities and their respective shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, which may not be effective.

All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as compared to certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be adversely affected.

Contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within 10 years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among 500.com Limited, E-Sun Sky Computer, our wholly owned subsidiary in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment of income subject to taxation. Under the contractual agreements we agreed to provide unconditional financial support, through the nominee shareholders, to each consolidated affiliated entity in manners permitted by PRC laws and regulations and further agreed to waive the repayment of any such financial support if needed by such consolidated affiliated entity, which may also result in income tax burden on the nominee shareholders and the consolidated affiliated entities. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

We provide no incentives to the shareholders of our consolidated affiliated entities for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of our consolidated affiliated entities. We may replace any of the shareholders of our consolidated affiliated entities at any time pursuant to the exclusive option agreements. In addition, each of the shareholders of our consolidated affiliated entities has executed a shareholder’s voting power assignment agreement to authorize any person or entity designated by 500.com Limited as permitted by applicable law to vote on their behalf and exercise full voting rights as shareholders of the consolidated affiliated entities. We cannot assure you that when conflicts arise, the shareholders of our consolidated affiliated entities will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our wholly owned PRC subsidiary, E-Sun Sky Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If E-Sun Sky Computer incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements E-Sun Sky Computer currently has in place with our consolidated affiliated entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, E-Sun Sky Computer, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as E-Sun Sky Computer is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of E-Sun Sky Computer to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our use of the proceeds we receive from our public offering to fund our expansion or operations.

As an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our existing PRC subsidiary, E-Sun Sky Computer, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

•	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed the statutory limit, which is the difference between the registered capital and the amount of total investment as approved by the Ministry of Commerce or its local counterparts, and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•	loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. We expect that if we convert the net proceeds we receive from our initial public offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiary. Such business scope includes “technical services,” which we believe permits our PRC subsidiary to purchase or lease servers and other equipment for their own technical data and research and to provide operational support to our consolidated affiliated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiary. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using the registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from an offering to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We expect that the PRC regulations of loans and direct investment by offshore holding companies to PRC entities may continue to limit our use of the proceeds we receive from our initial public offering. There are no costs associated with registering loans or capital contributions with relevant PRC governmental authorities, other than nominal processing charges. Under the relevant PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from our initial public offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Risks Related to Doing Business in China

The complexities, uncertainties and rapid changes in PRC regulation of Internet business and companies require significant resources for compliance.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

•	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. The major permits and licenses that could be involved include, without limitation, the Permit for Operation of Value-Added Telecom Services, or VAS license, issued by the Ministry of Industry and Information Technology, or the MIIT. Pursuant to the VAS license issued to E-Sun Sky Network by Telecommunication Management Bureau of Guangdong Province in February 2013, E-Sun Sky Network is permitted to provide internet information services within Guangdong Province. The license is effective until September 2017. We need to renew each of the licenses upon its expiration, and apply for permits and alteration of the license in advance of any change to the license holder regarding its shareholding structure, controlling shareholders, merger and acquisition, business scope and etc, and apply for alteration of the license for any change to the name, legal representative of the license holder. However, we cannot assure you that each of the licenses will be successfully and timely renewed, or that the license will continue to cover all aspects of our online lottery service business upon its renewal. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in our operations may have a material and adverse effect on our results of operations.

•	New laws and regulations that regulate Internet activities, including online lottery services, may be promulgated. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

•	We only have contractual control over our operating websites, namely, www.500wan.com and www.500.com. We do not directly own our websites due to the restriction of foreign investment in businesses providing value-added telecom services in China, including Internet content provision services. If the authorities challenge our corporate structure or rights to our websites, it could significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other adverse effects on us.

The interpretation and application of existing PRC laws, regulations and policies and any new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, the Internet business in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

In addition, new laws and regulations governing the use of the Internet could be issued at the national or provincial level, or existing regulations could be interpreted more strictly. No assurance can be given that business on the Internet in general or our online services in particular will not be adversely impacted by further regulations. Technical limitations on Internet use can also be developed or implemented. For example, restrictions can be implemented on personal Internet use in the workplace in general or access to our site in particular. This could lead to a reduction of user activities or a loss of users which in turn could have a material adverse effect on our financial condition and results of operations.

The 2006 M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

        The 2006 M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over E-Sun Network, E-Sun Sky Network, Youlanguang and Guangtiandi in June 2011 by entering into contractual arrangements with VIEs and their respective shareholders. We did not seek the approval of the Ministry of Commerce for those transactions based on the legal advice we obtained from our PRC legal counsel in those transactions that such approval was unnecessary. However, the 2006 M&A

Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the 2006 M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the 2006 M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, we may in the future grow our business in part by acquiring complementary businesses in China. If we are required to obtain the approval from the Ministry of Commerce, completion of such transaction may be delayed or even inhibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In addition, in August 2011 the Ministry of Commerce issued the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules. The MOFCOM Security Review Rules, effective from September 1, 2011, require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a PRC enterprise by foreign investors is subject to the security review by the Ministry of Commerce, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision in the MOFCOM Security Review Rules stating that our business fall into the scope subject to the security review. However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of these new rules, there can be no assurance that the Ministry of Commerce will not apply these rules to our contractual arrangements with E-Sun Network, E-Sun Sky Network, Youlanguang and Guangtiandi. If we are found to be in violation of the MOFCOM Security Review Rules, or fail to obtain any required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking our PRC consolidated affiliated entities’ business or operating licenses or requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we would like to acquire in the future falls into the ambit of security review, complying with the requirements of the relevant rules could be prohibitively time consuming or we may be legally prohibited from acquiring such company either by equity or asset acquisition, capital contribution or through any contractual arrangement, which could have a material and adverse impact on our ability to expand our business or maintain our market share.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive all of our service fees in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The exchange rates between the Renminbi and the U.S. dollar and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar. See “Item 3A. Selected Financial Data—Exchange Rate Information.” However, the People’s Bank of China regularly intervenes in the foreign exchange markets in Renminbi exchange rates and achieve policy goals. In March 2014, the People’s Bank of China widened the band around which the value of the Renminbi is allowed to deviate from the daily reference rate, which may allow for greater volatility in the U.S. dollar and Renminbi exchange rate.

As we may rely on dividends and other fees paid to us by our subsidiaries and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, net revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars received from our initial public offering into Renminbi for our operations, an appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Our operations may be adversely affected by changes in China’s political, economic and social conditions.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industrial development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decade, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. Any significant increase in China’s inflation rate could increase our costs and have a negative impact on our operating margins. In addition, any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us.

Under the new enterprise income tax law, or the EIT Law, and its implementation rules, or the Implementation Rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax, or EIT, at the rate of 25% on its global income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. We do not believe that any of 500.com Limited, Fine Brand Limited or 500wan HK Limited meets all of the criteria above. Although we conduct our business principally through contractual arrangements among our wholly owned PRC subsidiary and our consolidated affiliated entities in the PRC, and decisions relating to our financial and human resource matters are made by personnel of our wholly owned PRC subsidiary and our consolidated affiliated entities in the PRC, each of 500.com Limited, Fine Brand Limited or 500wan HK Limited is a company incorporated outside the PRC. As holding companies, these three entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. While we do not believe we would be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our financial condition and results of operations.

Pursuant to the EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement and provided that relevant tax authorities approved the foreign investors as the beneficial owners of such dividends under applicable tax regulations. We are a Cayman Islands holding company and substantially all of our income may come from dividends from our PRC subsidiary, E-Sun Sky Computer, through our Hong Kong holding company. The Cayman Islands do not have such a tax treaty with China. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong entered into in August 2006, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. To the extent dividends paid by our PRC subsidiary to our Hong Kong holding company are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. If we and our Hong Kong holding company are not considered resident enterprises, we cannot assure you that any dividends distributed to our Hong Kong holding company will be eligible for a reduced withholding tax rate under the applicable treaty.

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to taxes under PRC tax laws.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See “Item 4. Information on the Company—Regulations Regarding the Enterprise Income Tax, Individual Income Tax and Withholding Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to investors that are non-PRC individual investors and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ADSs by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs may be adversely affected.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax of rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise such Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format for reporting an Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our offshore restructuring transactions, if any of such transactions were to be determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may be at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

As our main operating entities and a substantial majority of our assets are located in China, PRC laws and the PRC legal system in general may have a significant impact on our business operations. Although China’s legal system has developed over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to the United States. Moreover, PRC laws and regulations change frequently and their interpretation and enforcement involve uncertainties. For example, the interpretation or enforcement of PRC laws and regulations may be subject to government rules or policies, some of which are not published on a timely basis or at all. In addition, the relative inexperience of China’s judiciary in some cases may create uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce our legal or contractual rights or otherwise adversely affect our business and operations. Furthermore, due to the existence of unpublished rules and policies, and since newly issued PRC laws and regulations may have retroactive effect, we may not be aware of our violation of certain PRC laws, regulations, policies or rules until after the fact.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

In October 2005, SAFE, issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment, whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75.

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply, with SAFE Circular 75 requirements. We have requested our beneficial owners who are PRC residents to complete the registration under SAFE Circular 75, if applicable. As of the date of this annual report, our beneficial owners who are subject to SAFE Circular 75 registrations are in the process of updating their registrations with the Shenzhen Branch of SAFE. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 75, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Ownership Plans or Share Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Share Option Rules and other relevant rules and regulations, PRC residents who participate in share incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. As of the date of this annual report, we and our PRC citizen employees who have been granted share options are applying for registration with the Shenzhen branch of SAFE pursuant to the Share Option Rules. See “Item 4B. Business Overview—Regulations on our Industry—Regulations on Foreign Exchange.”

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued the audit report included in this annual report and will issue audit reports filed with the SEC in the future. Generally, an auditor of companies that are traded publicly in the United States is registered with the Public Company Accounting Oversight Board (United States), or PCAOB, and is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. However, as our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms outside of China conducted by PCAOB have identified deficiencies in those firms’ audit procedures and quality control procedures. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

We may be adversely affected by the initial decision issued by the administrative law judge against the Chinese affiliates of the Big Four accounting firms.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that the accounting firms refused to produce audit papers and other documents related to certain China-based companies that were under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, sanctioning the Chinese affiliates of the Big Four accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. The accounting firms involved have appealed the initial decision to the SEC, and may appeal to the federal appeal court if necessary. The independent registered public accounting firm that will issue the audit reports included in this annual report and our future annual reports to be filed with the SEC is one of the accounting firms named in the SEC’s proceedings, and we may be adversely affected by the outcome of the proceedings.

The PCAOB announced on May 24, 2013 that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with CSRC and the Ministry of Finance of China. The MOU establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and the PRC. The PCAOB continues to engage in discussions with the CSRC and Ministry of Finance of China to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. Furthermore, it has been reported in July 2013 that Chinese regulators will hand over some audit documents of China-based U.S.-listed companies to the SEC.

However, it is not clear how these recent developments could affect the SEC’s final decision in the case against the Chinese affiliates of the Big Four accounting firms. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences. If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we are unable to timely find another registered public accounting firm to audit and issue our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, result in a sharp decline of our market capitalization and materially and adversely affect the value of your investment in our ADSs.

Risks Related to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs may be volatile and could fluctuate widely in response to factors relating to our business as well as external factors beyond our control. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. At the same time, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in late 2008 and early 2009, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, some of PRC companies having listing their securities on U.S. stock markets have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs.

The price at which the ADSs are traded may decline below the offering price, meaning that you may experience a decrease in the value of your ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our results of operations.

Future sales or perceived sales of our ADSs or ordinary shares by existing shareholders could cause our ADSs price to decline.

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market after the 90-day contractual lock-up period and the lapse of other legal restrictions on resale discussed in this annual report, the trading price of our ADSs could decline. All ADSs sold in our initial public offering are freely tradable, without restriction, in the public market. The representatives of the underwriters may, in their sole discretion, permit any party subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements pertaining to our initial public offering expire (90 days or more from the date of this annual report), all of our outstanding shares will be eligible for sale in the public market, but they will be subject to volume limitations and other restrictions under Rule 144 under the Securities Act. In addition, ordinary shares subject to outstanding options under our share incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

Future issuance of share options or restricted shares may have a diluting effect on existing and future shareholders.

The grant and exercise of share options or restricted shares to be issued in the future will likely result in a dilution of the value of our ordinary shares for all shareholders. We established a 2011 Share Incentive Plan under which we are able to issue up to 12% of our issued and outstanding ordinary shares from time to time. We subsequently adjusted the exercise prices of certain options granted in June 2012. For more details, see “Item 6B. Compensation—Share Incentive Plans.” We may in the future issue additional share options and other share-based awards under the plan, which may dilute the interest of the existing and future shareholders. Moreover, we may seek authorization to increase the number of shares subject to our 2011 Share Incentive Plan, or sell additional securities and/or rights to purchase such securities at any time in the future. Dilution of the value of the ordinary shares will likely result from such sales, which in turn could adversely affect the market price of our ordinary shares and ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on our financial statements and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2013, and we do not expect to become one in 2014 or the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated affiliated entities for United States federal income tax purposes. If it is determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10E. Taxation—United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2014 or any future taxable year.

You may not be able to participate in rights offerings and may experience dilution of your holdings in relation to any such offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

Holders of our Class B ordinary shares will control the outcome of shareholder actions in our company.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Holders of our Class B ordinary shares hold 262,197,451 Class B ordinary shares, or 79.8% of the combined total outstanding ordinary shares (representing 97.5% of the total voting rights) in our company. Their shareholding, in particular the greater voting rights of the Class B ordinary shares, gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

As a result of their ownership of Class B ordinary shares, the voting power of holders of our Class B ordinary shares may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, their voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, they may approve a merger or consolidation of our company that may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company, which may not operate our current business model and dissenter rights may not be available to you in such an event. In addition, holders of our Class B ordinary shares are not prohibited from selling a controlling interest in us to a third party and may do so without your approval. If they sell a controlling interest in us to a third party or otherwise undergo a change of control, any acquiror or successor will be entitled to exercise the voting control and may do so in a manner that could vary significantly from that of our current holders of Class B ordinary shares.

In addition, due to the disparate voting rights attached to these two classes, our Class B ordinary shareholders will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct our operations exclusively in China and most of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations exclusively in China. All of our assets are located outside the United States. Most of our directors and officers reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is five days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary of our ADSs, except in limited circumstances, grants to us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for holders of ADSs to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, represented by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we think or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-oxley act of 2012 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We incurred, and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred significant accounting, legal and other expenses that we did not incur when we were a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and NYSE, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We began operations in the online lottery service industry in 2001 through one of our consolidated affiliated entities, E-Sun Network Co., Ltd., or E-Sun Network, in Shenzhen, China. In May 2006, E-Sun Network established its wholly owned subsidiary, E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, which became our major operation entity for our online lottery services business. See “Item 4C. Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2013.

On November 22, 2013, our ADSs began trading on the New York Stock Exchange under the ticker symbol “WBAI.” We issued and sold a total of 6,653,900 ADSs, representing 66,539,000 Class A ordinary shares, at an initial offering price of $13.00 per ADS.

Our principal executive offices are located at 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, 518115, People’s Republic of China. Our telephone number at this address is +(86) 755 86330000 and our fax number is +(86) 755 83796070. Our registered office in the Cayman Islands is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our websites are www.500.com and www.500wan.com. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

Overview

We are a leading online sports lottery service provider in China with the largest market share in the six months ended June 30, 2013 and the second largest market share in 2012 in terms of purchase amount of sports lottery products, according to the iResearch Report. We act as an aggregator and processor of lottery purchase orders from our registered user accounts and currently derive substantially all of our revenues from service fees paid to us by provincial sports lottery administration centers for the purchase orders of sports lottery products that we direct to such centers. We offer a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to our users. We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the MOF to provide online lottery sales services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China. To the best of our knowledge, the other approved entity has not commenced the provision of online lottery sales services as of the date of this annual report. Through continued and significant investments in the past 13 years, we have built a prominent brand, 500wan, which means “five million” in Chinese and is the typical amount of top prizes of most lottery products in China. We believe our brand is known in the industry and by our users for its credibility and reliability.

Historically, we provided online sales services for, and generated service fees from, both sports and welfare lottery products. From March to November 2012, we effectuated the voluntary suspension in response to the Urgent Notice which mandates, among other things, that online lottery sales services can only be provided by entities approved by the MOF. During this period, we continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers as a means of customer maintenance. Approximately 78.5% of our service fees during the voluntary suspension period were generated from our mobile applications. We resumed online lottery sales services for sports lottery products in November 2012 after we obtained the relevant approval for such lottery products from the MOF. Simultaneously, we ceased to provide sales services for welfare lottery products.

Historically, we have one of the largest and fastest-growing user bases among online lottery service providers in China. We had 13.8 million, 16.6 million and 19.1 million registered user accounts as of December 31, 2011, 2012 and 2013, respectively. The activity level of our users was adversely affected by the voluntary suspension. We had 1.9 million, 0.9 million and 1.5 million active accounts in 2011, 2012 and 2013, respectively. The purchase amount of our users was RMB2.5 billion, RMB1.7 billion and RMB3.0 billion (US$506.3 million) in 2011, 2012 and 2013, respectively. Since we resumed online lottery sales services for sports lottery products on November 12, 2012, our user activity level has been recovering steadily.

Our net revenues were RMB232.3 million, RMB171.5 million and RMB259.5 million (US$42.9 million) in 2011, 2012 and 2013, respectively, representing a 26.2% decrease from 2011 to 2012, and a 51.3% increase from 2012 to 2013, respectively. The majority of our service fees were generated from sports lottery products, which accounted for 78.7%, 86.0% and 100.0% of our total service fees in 2011, 2012 and 2013, respectively. The increases in percentages of revenue contribution from sports lottery products were results of our efforts to promote the sales of such products during the periods. Our net income was RMB13.6 million, RMB4.2 million and RMB106.1 million (US$17.5 million) in 2011, 2012 and 2013, respectively, representing a 69.1% decrease from 2011 to 2012 and a significant increase from 2012 to 2013. Our net income in 2011, 2012 and 2013 was adversely impacted by share-based compensation expenses of RMB50.2 million, RMB13.7 million and RMB7.6 million (US$1.3 million), respectively. In addition, our net income in 2011 and 2012 was adversely impacted by deferred tax expenses relating to outside basis differences in our consolidated affiliated entities of RMB21.5 million and RMB11.9 million, respectively. Our net income in 2013 was favorably impacted by reversal of deferred tax liabilities arising from outside basis differences of RMB88.8 million (US$14.7 million).

Our Services

We provide our registered users with a variety of services as described below.

Lottery Sales Services

Individual Lottery Purchase. Historically, we provided online purchase services for both sports lottery products and welfare lottery products. Currently, we only provide our users with online purchase services to sports lottery products. Users place purchase orders for sports lottery products through our websites after registering, opening and funding an online account.

Lottery Pool Purchase. Lottery pools enable individual users to purchase a share in a pooled lottery outcome or group of outcomes with other users. Lottery pool purchase is a service developed and first offered by us in China utilizing the unique advantages of the Internet, and it has become a standard feature on all websites that offer online lottery services. Lottery pool purchasing has become the purchase mode most favored by our users, with total lottery pool purchases amounting to RMB640.3 million, RMB169.8 million and RMB524.4 million (US$86.6 million) in 2011, 2012 and 2013, respectively, which accounted for 25.4%, 10.1% and 17.2% of total purchase amount of the same periods, respectively. The decrease in 2012 was primarily attributable to the voluntary suspension.

Automatic Tag-along Purchase. Automatic tag-along purchase is another service we provide that distinguishes us from traditional offline lottery agents. Through this service, a user can choose to automatically and periodically join a lottery pool initiated by another user. A user can customize the automatic tag-along feature by specifying the pools he wishes to automatically join, the commitment to be put down for each automatic pool and other specifications. Users may also use the “following” feature to be notified of the pooling activities initiated by certain users without automatically tagging-along. We place the option to automatically join or follow a user’s pool on such user’s profile page. A profile page also contains a user’s basic information, such as winning record, number of pools initiated and consummated, number of followers and date of registration, to allow other users to judge whether to follow or join pools initiated by this particular user.

Recurring Purchase. Users may select our recurring purchase service to repeatedly purchase a particular number or a combination of numbers. The user sets the combination once, and specifies the type and number of rounds or dates of lotteries he wants to purchase with the selected combination. We process the purchase orders automatically. Users may cancel a recurring purchase prior to the date of any particular lottery. We also offer a filtering tool that helps users set certain parameters in choosing the combination of numbers.

Locked-in Lottery Number Purchase. For number-based lottery products, some users like to lock in certain numbers for each of their purchases. For instance, a user may prefer the number “8” to occur somewhere in their selected combination. The number locked-in service lets users specify numbers they want and randomly generate the remaining to form a lottery pick.

Information Platform

We operate a proprietary and in-house developed information platform that offers real-time and historical lottery related news and data to help our users make purchase decisions and provides them with updated information regarding the lottery business. Our information services cover the latest news in the lottery business, including comprehensive information on all 13 national level lottery products and 57 provincial level lottery products as of December 31, 2013. For number-based lottery products, we provide sophisticated analytical charts of probabilities and distributions for upcoming lottery draws, based on comprehensive historical data of such lottery products as well as analysis on probabilities and numerical distributions of winning numbers of many other lottery products. For sports match lottery products, we have a dedicated information channel, which provides a variety of information, including analytical data we purchased from a professional sports information agency, historical charts, and in-depth analysis of matches by experts in relation to official odds, as well as real-time scores and league standings for major global soccer and basketball matches. Content generated by our users are also an important source of information that is appreciated by our users. We have many experienced users who frequently post analyses and discussion on various lottery products of interest to them on our online forum. Posts from more experienced and reputable users are particularly well-received and actively discussed by other users.

Analytic Tools

We developed and offer a number of analytic tools in order to assist our users with making informed and planned lottery purchases, including:

Purchase toolbox. Purchase toolbox is a bundle of features that, among other things, enable users to browse their individual purchase histories, analyze their purchase patterns, and review their winning records for soccer match lottery products. Such features enable users to analyze their purchasing behavior, adjust their methodology and potentially enhance their winning odds.

Instant filter. Instant filter is a customizable tool which users can use to filter sports matches and real-time information related to such sports matches, such as published odds. This feature helps users to choose from a wide variety of sport match lottery products available for purchase at any given moment, and is especially helpful for picking sport matches for combo purchases.

Optimization of purchase allocation. Optimization of prize allocation is a feature that is complementary to the combo purchase services, by assisting users in designing a payout scheme for their combo purchases. This feature calculates theoretical minimum and maximum prize amounts for a payout scheme based on purchase allocation and winning odds, which helps users in their efforts to maximize potential prize amount for a given purchase amount.

Mobile Applications

Starting from April 2011, we offer our users mobile applications that provide a comprehensive set of lottery services, including purchase, result inquiry, and purchase account management. Users can purchase sports lottery products through such mobile applications. The mobile applications utilize encoded data transfer system to ensure data security. The mobile applications are offered for smart phones that operate under iOS, Android and other major mobile platforms in over 20 app stores and mobile download sites. From January to December 2013, we published fourteen major updates of our mobile applications and added various new functions and performance upgrades. In addition, we maintain a mobile website that offers a variety of general and mobile-specific functions including registration, payment, account management, and push messages. Net revenues generated from our mobile applications accounted for 28.4% of our total net revenues in 2012. In particular, net revenues generated from our mobile applications accounted for 10.3%, 78.5% and 11.3% of our total net revenue prior to, during and after the voluntary suspension in 2012. Net revenues generated from our mobile applications accounted for 17.1% of our total net revenue for 2013.

Our Users

From 2010 to 2011, our user base has shown loyalty to our platform through their high activity levels. In 2012, our user activity level was adversely impacted by the voluntary suspension from March to November 2012. As a result, we experienced decreases in both the number of active accounts and the purchase amount in the second and third quarter of 2012 from their respective preceding quarters. After we resumed our online lottery sales services for sports lottery products on November 12, 2012, our user activity level has been recovering steadily. Both the number of active accounts and the purchase amount increased in the fourth quarter of 2012 and in each quarter of 2013 from their respective preceding quarters. Purchase amount increased in the third quarter of 2013 from the previous quarter even though the total number of active accounts decreased slightly. The following table sets forth the number of our active accounts, purchase amount and purchase amount per active account for the periods indicated:

	Active accounts	Purchase amount	Purchase amount per active account
		RMB	RMB
	(in thousands)	(in thousands)
Three months ended
March 31, 2012	635	725,740	1,143
June 30, 2012	309	371,029	1,200
September 30, 2012	266	247,048	929
December 31, 2012	282	329,680	1,169
March 31, 2013	297	540,000	1,818
June 30, 2013	389	699,851	1,799
September 30, 2013	374	735,640	1,967
December 31, 2013	894	1,071,025	1,198

Purchase Order Processing and Prize Collection

We take special care to ensure the credibility and transparency of our purchase price collection and delivery process. Every registered user has an online cash account which can be funded directly from the user’s bank account or through other online payment methods. When an order is placed, the purchase price is deducted from the user’s online cash account. A user needs to have enough balance in his online cash account before he can submit a purchase order. To reduce chances of misappropriation, we keep balances in our users’ accounts in designated separate bank accounts.

When a user wins a prize, we distribute the equivalent prize money amount to such user’s account immediately after the prize announcement date. We then collect the prize money from the lottery administration center later. Under the current prize payout scheme of national and provincial lottery products, prize money can only be claimed by natural persons who present the winning lottery tickets at the time of collection. Since we do not distribute physical tickets to individual users and need to collect prizes on behalf of winning users, we rely on certain of our employees to maintain bank accounts opened in their individual names for the purpose of prize money collections. We employ several measures to ensure that the individual bank accounts are under our control to the best extent possible. We keep a record of the account numbers, passwords, online login information and electronic banking keys of such individual accounts, and monitor the account activities constantly. We also designate an employee to accompany the individual account holder to collect prize money from the lottery administration center. Upon collection, the prize money is immediately deposited into the appointed individual account and our accounting department is notified. The bank also sends an automatic SMS notification generated by its system to the accounting manager immediately after the deposit has taken place. Upon receipt of the SMS notification, the accounting manager transfers the prize money online into our corporate account using the electronic key and passwords. The accounting department then verifies the transfer amount to ensure the entire prize money amount is transferred into our corporate account.

Our Revenue Model

All of our net revenues come from service fees paid to us by provincial lottery administration centers for purchase orders of national and provincial lottery products we direct to them. Historically, we provided online sales services for both sports and welfare lotteries. From March to October 2012, we voluntarily suspended our online lottery sales services to substantially all of our customers in response to the implementation of the Urgent Notice, which mandate, among other things, that lottery services can only be provided by authorized agencies with the relevant approvals by the MOF. During this period, we continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers as a means of customer maintenance. We resumed our online lottery sales services for sports lotteries in November 2012 after obtaining the relevant approval for sports lottery products from the MOF, and simultaneously ceased to provide sales services for welfare lottery products. Currently we provide our users comprehensive information on various national and provincial level welfare lottery products but not online purchase services for such welfare lottery products.

We have entered into service agreements with a number of provincial lottery administration centers. Pursuant to these service agreements, each provincial lottery administration center generally pays us a fixed percentage of the total purchase amount received from us as a service fee.

Aside from our operating websites, namely, www.500wan.com and www.500.com, we also offer our services in a number of other service channels. We provide content to third-party websites that offer lottery information services to their users. Such third-party websites offer their users an option to submit lottery purchase order through us by redirecting such users to our websites. We pay the third-party websites a pre-determined fixed percentage of the total purchase amount generated from such redirected orders with third-party websites pursuant to agreed-upon allocations ratios.

The residual amount of lottery pool purchases we contribute is recognized as a reduction of revenue. If the lottery pool wins a prize, we distribute the prize money to the pool participants based on the predetermined payout ratio, and the residual amount after distribution is received by us and recorded as other operating income.

User Support Operations

We have a user support team to provide high-quality user support services on a 24/7 basis, including service consulting, user hotline, and complaint processing. To ensure availability and efficiency of our user support services, we provide our users with access through a variety of channels, including telephone, instant messaging, email and bulletin board services. We have a dedicated team that provides services to our VIP users, including purchase reminder, application training, purchase order enhancement and customizable services. In addition, our user support team continuously improves our operation systems, which now consist of, among others, a user management system, a case management system, an information database and a quality control system.

We also have a service team dedicated to the prize collection process, which monitors the winning results of all lottery products we service and initiates the prize collection process as soon as a user wins a prize. We give users detailed instructions and are available to answer inquiries throughout the prize collection process which is especially helpful to first-time prize winners. We have an identity verification process to ensure prizes are distributed to the correct users while protecting their anonymity, which is particularly important for high prize winners. Since our inception, there has not been any legal claim brought against us by users in connection with lottery prize distribution.

Sales, Marketing and Branding

We were among the first companies to offer online lottery services in China and have built a strong brand name and reputation.

Our sales and marketing team conducts various traditional and online marketing programs and promotional activities, including in-game events and announcements, online and traditional advertising, and offline promotions. We regularly advertise on portals and directory portal websites in China. We advertise through sports-related websites and portals, through advertising at sporting events, and in national and regional newspapers and magazines. We also selectively sponsor sporting events to promote our services and enter into arrangements with sports promoters to cross-market our services.

In addition, due to our longer operating history compared to other online lottery service websites in China and the larger purchase volume platform we offer compared to traditional offline lottery agents, we currently record the largest number of prize winning lotteries. As of December 31, 2013, three prizes of over RMB10 million, 57 prizes between RMB5 million and RMB10 million, and 365 prizes between RMB1 million and RMB5 million have been awarded to users who purchased their lottery products using our online lottery service platform. We believe this record influences player sentiment and helps to strengthen our brand name, increase loyalty of existing users and attract new users. We are also continuing to expand our partnership with third-party websites to further enrich our user acquisition channels. In August 2011, we launched the CFA 500.com Star Project jointly with the CFA. As the official and sole sponsor of this project, we financed the dispatch of 24 young Chinese soccer players to study, train and play in a dozen soccer clubs in the Portuguese primary and secondary leagues for two years. This project is the CFA’s third major project in the last two decades to send young talents to be trained overseas in order to improve China’s competitiveness in soccer, one of the most popular sports in China. Like the previous two projects, CFA 500.com Star Project has received wide media coverage and positive feedback from major Chinese Internet portals as well as various newspapers. In addition, we officially sponsored a tennis open tournament in association with Women’s Tennis Professionals in Shenzhen at end of 2012 and 2013. Our brand name and logo was featured in the advertisement, promotional materials and relevant media in connection with the tournament. In 2013, we increased our sales and marketing efforts following the receipt of the approval for online sales services for sports lottery products in order to recover and grow our user base and activity level. We placed TV commercials with CCTV and other online and traditional media and we became an official sponsor of Hangzhou Greentown Soccer Club, a professional soccer team in China. As a result, we experienced a steady recovery of user activity level, evidenced by the increase in purchase amounts and active accounts in 2013 compared to 2012.

Competition

Our main competitors are the other online lottery service providers and traditional offline lottery agents. We believe we currently possess distinctive competitive advantages over our competitors in both online and offline channels.

In October 2012, we became one of the two entities that are approved by the MOF to provide online lottery sales services on behalf of China Sports Lottery Administration Center. Such approvals were the first ever granted by the MOF. Although the MOF approval process is relatively new and there is uncertainty as to when and how many approvals the MOF would issue going forward, the scarcity of companies approved by the MOF to conduct online lottery sales to date serves as a significant entry barrier to the market and puts us in a unique and advantageous position in the current online lottery market in China.

We believe there are certain other significant entry barriers to the online lottery service industry, such as brand and reputation development, cost and experience barriers. Brand and reputation development in particular would require substantial investment. We believe our users’ winning record is one of the factors in our ability to attract new users and retain existing users. Such a record has been built over the past 13 years of our operation and we believe is not easily replicable by new market entrants. In addition, it is difficult to assemble an experienced management team in this highly specialized market. Online lottery service providers that operate professionally and on a relatively large scale also need to enter into service agreements with state or provincial lottery administration centers in order to ensure stable and economical transaction processing and competitive commissions. Such agreements are entered into at the discretion of these lottery administration centers, to which a candidate’s lack of operating experience and prior history of cooperation are major deterring factors. In addition, structures and functions of online lottery websites are usually complicated, and users who are familiar with an existing website are less likely to spend time and effort to learn and switch to new structures and functions, which is an additional barrier for setting up a new competing website. In addition, we believe our in-depth and user-friendly online lottery information and database differentiate us from most of our competitors.

We also compete with traditional lottery agents that distribute lotteries at physical locations. Traditional lottery agents were until very recently the only sales channel of lotteries in China. Compared with online lottery agents, traditional lottery agents do not face the same level of regulatory uncertainty. Although online lottery sales are rapidly gaining market share, physical lottery sales is, and for the foreseeable future will, continue to be the dominant distribution channel for lotteries in China.

Product Development

We had a technology and product development team of 140 employees as of December 31, 2013, representing 38.8% of our total number of employees. The members of the core development team all have previous experience in major Chinese Internet enterprises, some of whom are the first generation Internet professionals in China. We are dedicated to expanding our product development team and to attracting highly experienced professionals. We provide our team members with frequent and up-to-date training to ensure that they are fully updated on industry trends and developments, and are capable of and efficient in handling any technical challenges we might face in our operations. Our current focus is on the development of new functions and improvement of existing technologies in a number of crucial areas, such as sever capacity, user interface, client-side software, mobile site and mobile client side software, infrastructure optimization and user data mining. The product development department has subgroups that focus on various areas of research and development, such as product design, user interface design, product operation and product support. The product design group focuses on enhancing existing services and researching and developing new lottery services. The product operation and support groups are dedicated to building a safe, stable and highly efficient operating environment to handle our high volume of user traffic and data transmission. As a result, we operate an online lottery service platform that is stable, secure and fast. We plan to develop and improve our systems and technologies, and co-develop new lottery products in cooperation with lottery administration centers, which we believe will help to distinguish us from our competitors.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Regulation of Our Industry

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

As regulations on the online lottery services industry are developing and evolving in China, authorities may adopt from time to time new laws and regulations that will address new issues or require us to obtain licenses and permits in addition to those that we currently have. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online lottery services industry. See “Item 3D. Risk Factors—Risks Related to Our Business and Industry—The rules and regulations on online lottery sales service market in China are relatively new and subject to interpretation, and their implementation involves uncertainty.”

As an online lottery service provider in China, our core business is to provide services that enable our users to place purchase orders for national and provincial sports lotteries issued by the relevant authorities. In addition, we provide other services such as information services and user online forum service to our users. Our operations are subject to laws and regulations generally applicable to the telecommunication and Internet information services as well as laws and regulations governing the lottery services in particular.

We maintain policies and procedures to ensure that orders for lottery products from IP addresses from the United States will not be accepted through our websites. Accordingly, we do not believe our operations are subject to the regulatory authority of the United States.

Regulations on Lottery Services Industry and Online Lottery Sales

Since 1991, the Chinese government has promulgated a series of rules and regulations to regulate the lottery industry in China. The major rules and regulations currently in effect and applicable to our online lottery services include Regulation on Administration of Lottery, promulgated by the State Council on May 4, 2009 and effective as of July 1, 2009, or the Lottery Regulation, and the Interim Measures for the Administration of Online Sales of Lottery, promulgated by the MOF on September 26, 2010, or the Lottery Measures, and effective upon the promulgation. On January 18, 2012, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of China jointly promulgated the Implementing Rules, which became effective on March 1, 2012. On February 28, 2012, General Administration of Sports of China promulgated the Urgent Notice. Under currently effective rules and regulations, only qualified service providers approved by the MOF may engage in online lottery sales. Such qualified service providers will act as agencies for the relevant lottery administration centers and must obtain a Lottery Agency License from and enter into lottery agency agreements with the competent lottery administration centers before engaging in lottery sales on their behalf.

Certain rules and regulations previously promulgated by the MOF and other regulatory authorities had previously prohibited the sales of lotteries through the Internet, but after the promulgation of the Lottery Measures those rules and regulations have ceased to have legal effect.

Online Lottery Sales

The Lottery Measures set forth detailed requirements for the administration of online lottery sales as well as the requirements for qualified online lottery service providers. According to the Lottery Measures, the MOF is the supervisory and regulatory body of online lottery sales in the PRC, and China Welfare Lottery Issuance and Administration Center and China Sports Lottery Administration Center (collectively, “Lottery Issuance Agencies”) are responsible for the overall planning and management of online lottery sales for welfare lottery and sports lottery, respectively. The Lottery Issuance Agencies may collaborate with other entities or authorize relevant lottery sales agencies to conduct online lottery sales, or appoint qualified entities as their online lottery sales agents. The Lottery Measures require qualified online lottery service providers to meet certain criteria, including, among others, that (i) they have a minimum registered capital of RMB50 million, (ii) they maintain adequate organizational, internal control and risk management systems, (iii) they and their senior management have a clean criminal and credit history for the past five years, and (iv) they have obtained an Internet content provider license. The Lottery Issuance Agencies are required to selectively submit to the MOF information on the online lottery service providers that apply to become qualified to engage in online lottery business under the Lottery Measures. Jiangxi Sports Lottery Administration Center notified us that it submitted an application for qualification and approval for the online lottery sales services for sports lottery products that we provided on our websites to the China Sports Lottery Administration Center in January 2011, and that this application would be further submitted by China Sports Lottery Administration Center to the MOF for approval. In October 2012, we were notified by China Sports Lottery Administration Center that we were approved by the MOF to provide online sales services for sports lottery products on its behalf. Chongqing Welfare Lottery Administration Center notified us that it submitted an application for qualification and approval for the online lottery sales services for welfare lottery products to the China Welfare Lottery Issuance and Administration Center on November 15, 2010, and such application will be further submitted by the China Welfare Lottery Issuance and Administration Center to the MOF for approval. As of the date of this annual report, we were still waiting for notification from the Chongqing Welfare Lottery Administration Center with regard to the status of the application for welfare lottery products. Since the relevant regulations do not set forth a specific time limit for the MOF to issue such approval, it is not clear when we will be able to obtain the MOF’s approval, or at all.

Lottery Regulatory Authorities

Under the current regulations and provisions, the State Council is vested with the power to authorize the issuance of welfare lottery and sports lottery, and is also the highest authority for granting the right to issue lotteries. The MOF is responsible for administering, regulating and supervising the national lottery industry. The Ministry of Civil Affairs and the General Administration of Sport of China are responsible for administering and regulating welfare lottery and sports lottery, respectively, and have established China Welfare Lottery Issuance and Administration Center and China Sports Lottery Administration Center, respectively, pursuant to regulations for the issuance and sales of welfare lottery and sports lottery. The civil affairs departments and sports administration departments of provincial governments are responsible for the administration of welfare lotteries and sports lotteries within their respective administrative regions. The following organization chart illustrates the overall governmental administrative authority in the China lottery operation:

Regulations on Lottery Administration

On May 4, 2009, the State Council promulgated the Lottery Regulation, which sets forth general provisions for the issuance, sales and administration of lottery products. According to the Lottery Regulation, the welfare and sports lotteries sold in China must be issued by the lottery issuance authorities, established by the civil affairs’ department and sports administration department of the PRC State Council, or the Lottery Issuance Agencies, and must be sold through Lottery Issuance Agencies or lottery sales offices established by the civil affairs’ departments and sports administration departments of the people’s government at the provincial level (“Lottery Sales Agencies”). Lottery Issuance Agencies and Lottery Sales Agencies may, by entering into agency agreements, appoint other entities or individuals as their agents in distributing lotteries. The Lottery Regulation also listed circumstances where the Lottery Issuance Agencies and Lottery Sales Agencies may terminate such agency agreements, including situations where the agent subcontracts the sales of the lottery products to any other persons or entities or sells lottery products to underage buyers.

The Lottery Regulation prohibits the Lottery Issuance Agencies, the Lottery Sales Agencies and their sales agents from (i) advertising false or misleading information, (ii) competing unfairly by discrediting others in the same industry, (iii) selling lottery or paying lottery prizes to underage purchasers and (iv) selling lottery on credit. If the Lottery Issuance Agencies or the Lottery Sales Agencies fail to comply with these requirements, the MOF or its relevant branches will have the power to (i) require the Lottery Issuance Agencies or the Lottery Sales Agencies to correct or cease their operations; (ii) confiscate the illegal income received by the Lottery Issuance Agencies or the Lottery Sales Agencies and impose fines; and/or (iii) impose administrative sanctions against persons that are responsible. If any lottery sales agent sells lotteries to the underage buyers, its relevant income may be confiscated and it may be subject to administrative fines up to RMB10,000, and the Lottery Issuance Agencies or the Lottery Sales Agencies may have the right to terminate the agency agreement with the lottery sales agent. In addition, the Lottery Measures prohibits the opening of online lottery accounts for or the granting of lottery prizes to underage buyers.

Prior to the promulgation of the Lottery Regulation, the issuance and sales of the lottery products were governed by the Interim Provisions for the Administration of the Lottery Issuance and Sales, or the Interim Provisions, promulgated by the MOF on March 1, 2002. The Interim Provisions were replaced by the Administrative Measures for Lottery Issuance and Sales promulgated by the MOF on December 28, 2012. The Administrative Measures for Lottery Issuance and Sales provided that any Lottery Issuance Agency, which wishes to apply to create, change or abolish a specific type of welfare or sports lottery, is required to apply to the Ministry of Civil Affairs or the General Administration of Sport of China for creating, changing or abolishing a specific type of welfare or sports lottery. If the application has been approved by the Ministry of Civil Affairs or the General Administration of Sport of China, such application will be further submitted to the MOF for the MOF’s examination and approval before the implementation. After the creation or change of specific type of welfare or sports lottery has been approved by the MOF, the Lottery Issuance Agency receiving MOF approval or its related Lottery Sales Agencies shall submit sales implementation plans to the MOF or its provincial counterparts for approval prior to the sales of the specific type of lottery. The sales implementation plan shall include, among other things, the proposed sales commencement date, promotion plans and risk control measures. In order to sell the specific type of welfare or sports lottery so created or changed, the Lottery Issuance Agencies or the Lottery Sales Agencies may engage specific sales agents by entering into lottery sales agency agreements with such sales agents.

Regulation of Telecommunication Services

The telecommunication industry, including the Internet sector, is highly regulated in China. Regulations issued or implemented by the State Council of China, the MIIT, and other relevant government authorities cover many aspects of the operation of telecommunication and the Internet information services, including access to the telecommunication industry, the scope of permissible business activities, and licenses and permits required for various business activities and foreign investment.

The principal regulations governing telecommunication and Internet information services include:

•	the Telecommunication Regulations promulgated by the State Council on September 25, 2000;

•	the Administrative Measures for Telecommunications Business Operating License promulgated by the MIIT on March 5, 2009; and

•	the Catalogue of Classes of Telecommunications Businesses promulgated by the Ministry of Information Industry, former of MIIT, also as MIIT on February 21, 2003.

Under these regulations, telecommunication services in China are categorized as either basic telecommunication services or value-added telecommunication services, both of which require relevant operating licenses.

Regulations on Value-Added Telecommunication and Internet Information Services

On September 25, 2000, the State Council promulgated the Telecommunication Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. Value-added telecommunication services are defined as telecommunication and information services provided through public network infrastructure. The “Catalog of Classes of Telecommunication Business,” an attachment to the Telecom Regulations and updated by the MII’s Notice on Adjusting the Catalog of the Class of Telecommunication Business, effective from April 1, 2003, categorizes various types of telecommunication and telecommunication-related activities into basic or value-added telecommunication services, according to which, Internet content provision services, or ICP services, are classified as value-added telecommunication businesses, or VAS business. Under the Telecom Regulations, commercial operators of value-added telecommunication services must first obtain an operating license for value-added telecommunication services, or the VAS license, from the MIIT or its provincial level counterparts before commencing any operations.

The State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, on September 25, 2000 and subsequently amended the Internet Measures on January 8, 2011. According to the Internet Measures, a commercial ICP service operator must obtain an VAS license from the relevant government authorities before providing any commercial ICP service within the PRC. When the ICP service involves regulated industries, such as news, publication, education, medicine, health, pharmaceuticals and medical equipment, prior approval from the respective regulating authorities must be obtained prior to applying for the VAS license from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its VAS license number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

On December 26, 2001, the MIIT promulgated the Administrative Measures for Telecommunication Business Operating License, or the Telecom License Measures. On March 5, 2009, the MIIT issued amended Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunication services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, the appendix to the VAS license is to detail the permitted activities to be conducted by the VAS operator and the VAS operator must conduct its business in accordance with the specifications recorded on its VAS license. The VAS license is subject to annual review and results of the annual review is to be recorded as an appendix to the VAS license, published to the public and notified to the Administration for Industry and Commerce.

Currently, E-Sun Sky Network holds a regional value-added telecommunication business operating license issued by MIIT, that is effective until September 5, 2017, for providing Internet information services within the Guangdong province.

Regulations on Internet Content Services

Under various laws and regulations governing ICP services, ICP services operators are required to monitor and censor the content on their websites. They may not produce, duplicate, post or disseminate, and must remove from their websites, any content that falls within the prohibited categories, including any content that: (i) opposes the fundamental principles determined in the PRC constitution; (ii) compromises state security, divulges state secrets, subverts state power or damages national unity; (iii) harms the dignity or interests of the State, incites ethnic hatred or racial discrimination or damages inter-ethnic unity; (iv) sabotages China’s religious policy or propagates heretical teachings or feudal superstitions; (v) disseminates rumors, disturbs social order or disrupts social stability; (vi) propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; (vii) insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or (viii) or includes other content prohibited by laws or administrative regulations.

The PRC government may shut down the websites of VAS license holders that violate any of the content restrictions and requirements, revoke their VAS licenses or impose other penalties pursuant to the applicable laws and regulations.

Regulations on Foreign Investment in Lottery and Value-Added Telecommunications Services.

According to the Catalogue for the Guidance of Foreign Investment Industries (the “Guidance Catalogue”) jointly promulgated by the National Development & Reform Commission and the Ministry of Commerce on December 24, 2011 and effective from January 30, 2012, foreign investments are not allowed to operate in the lottery industry. As the development of the lottery industry is still in its early stage, there are no further regulations relating to foreign investment in the lottery industry.

Under the Guidance Catalogue, foreign ownership in value-added telecommunication services shall not exceed 50%. Aside from the Guidance Catalogue, the Regulations for Administration of Foreign-Invested Telecommunication Enterprises, or the FITE Regulations, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, set forth detailed requirements with respect to, among other things, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunication enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunication service providers in China and the major foreign investor in any value-added telecommunication service business in China is to have a good track record in the industry.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunication Business. Under this circular, a domestic PRC company that holds a VAS license is prohibited from leasing, transferring or selling the VAS license to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunication business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunication service is to be legally owned by a domestic PRC company and/or its shareholders. In addition, the company’s operation premises and equipment would have to comply with its approved VAS license, and the company should establish and improve its internal Internet and information security policies and standards and emergency management procedures.

We conduct our businesses in China primarily through contractual arrangements among our company 500.com Limited, E-Sun Sky Computer, our consolidated affiliated entities and their respective shareholders. There is no explicit provision under the Guidance Catalogue, the FITE Regulations or the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunication Business, which classifies the contractual arrangements between our PRC subsidiary and each of our consolidated affiliated entities, including, among others, the Equity Interests Pledge Agreements, either by each agreement itself or taken as a whole, as a transaction that is subject to the approval of relevant government authorities. E-Sun Sky Network currently holds a regional VAS business operating license.

Regulations on Intellectual Property

Trademark

The PRC Trademark Law, adopted on August 23, 1982 and amended in 1993, 2001 and 2013 respectively, protects the proprietary rights of registered trademarks. The Trademark Office handles trademark registrations and grants proprietary rights for an initial term of 10 years to registered trademarks. Upon the expiration of the initial term, a second term of 10 years may be granted upon renewal. Trademark licensing agreements must be filed with the Trademark Office or its regional offices. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, proprietary rights of the trademark holder may be extended beyond the registered scope of products and services to which the trademark relates.

Software Products

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 5, 2009, the MIIT issued amended Software Measures, which became effective on April 10, 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the National Copyright Administration of the PRC issued Computer Software Copyright Registration Procedures on February 20, 2002, which apply to the registration of the software copyright, licensing agreements and transfer agreements.

Domain Names

The Implementing Rules for Domain Name Registration, issued and amended by China Internet Network Information Center, or CNNIC, in September 2002 and May 2012, respectively, sets forth detailed rules for the registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first-tier domain name “.cn.” The Measures on Domain Name Dispute Resolution and its implementing rules, issued and amended by CNNIC in February 2006 and May 2012, respectively, allows the CNNIC to authorize a domain name dispute resolution institution to resolve disputes.

Regulations on Foreign Exchange

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The latest guidance was issued by SAFE on November 19, 2012 and took effect on December 17, 2012.

We conduct businesses in China primarily through our consolidated affiliated entities. We enter into contractual arrangements with our PRC consolidated affiliated entities and their respective shareholders, some of whom are PRC residents and also beneficial owners of our company. As of the date of this annual report, our beneficial owners who are subject to SAFE Circular 75 registrations are in the process of updating their registrations with the Shenzhen Branch of SAFE. However, we cannot assure you that our beneficial owners can successfully amend their foreign exchange registrations with SAFE in full compliance with Circular 75 for development of our company. See “Risk Factors—Risks Related to Doing Business in China—A failure by our shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.”

Regulations on Employee Stock Option Granted by Offshore Listed Companies

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Regulations, setting forth the requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the Individual Foreign Exchange Regulations, which, among other things, specified the approval and registration requirement for certain capital account transactions, such as a PRC citizen’s participation in employee share ownership and share option plans of overseas listed companies.

The Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, promulgated by SAFE on February 15, 2012, replacing the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Ownership Plans, or Share Option Plans of Overseas Publicly-Listed Companies, issued by SAFE on March 28, 2007, require (i) PRC residents who are granted shares or share options by companies listed on overseas share exchanges based on share incentive plans to register with SAFE or its local branches, and (ii) PRC residents participating in the share incentive plans of an overseas publicly-listed companies to retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of these participants.

Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options, purchase and sale of corresponding shares or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agents, or the overseas entrusted institution. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares granted under the share incentive plans and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents is to file the form for record-filing of information of the domestic individuals participating in the share incentive plans of overseas listed companies with SAFE or its local branches every quarter. We and our PRC citizen employees who have been granted share options are subject to these rules upon the listing and trading of our ADSs on the NYSE. As of the date of this annual report, we and our PRC citizen employees who have been granted share options are applying for registration with the Shenzhen branch of SAFE pursuant to the Share Option Rules.

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory authorities, including the CSRC, promulgated the 2006 M&A Rules, which were later amended on June 22, 2009. Pursuant to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by PRC domestic companies or individuals for purposes of overseas listing of equity interests in domestic companies (defined as enterprises in the PRC other than foreign-invested enterprises). If an SPV purchases, for the purpose of overseas listing, equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV, then the overseas listing by the SPV must obtain the approval of the CSRC. The application of the 2006 M&A Rules remains unclear and there is currently no consensus among PRC law firms regarding the scope of CSRC’s jurisdiction. As of the date of this annual report, the CSRC has not issued any rules or written interpretation clarifying whether offerings like ours are subject to this new procedure.

Our PRC counsel, Han Kun Law Offices, has advised us that the 2006 M&A Rules do not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, given that:

•	the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing; and

•	our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our company, our PRC operating subsidiary and any of the affiliated consolidated entities, including, among others, the Equity Interests Pledge Agreements and the Shareholder’s Voting Power Assignment Agreement, either by each agreement itself or taken as a whole, as a type of acquisition transaction falling under the 2006 M&A Rules.

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible only to the extent that it relates to current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad into the PRC, or deposit these payments abroad, subject to compliance with the requirements promulgated by the SAFE. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the SAFE, unless otherwise provided.

In addition, another notice issued by the SAFE, the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in the PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines. On November 9, 2011, SAFE issued the Notice on Further Clarifying and Standardizing Related Issues Concerning Foreign Exchange Administration for Part of Capital Account Items to further regulate the payment and settlement of foreign currency exchange of foreign-invested enterprises.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund statutory reserve funds, unless these reserves have reached 50% of the registered capital of the respective enterprises. These reserves are not distributable as cash dividends.

Regulations Regarding the Enterprise Income Tax, Individual Income Tax and Withholding Tax

The EIT Law, effective on January 1, 2008, imposes a uniform enterprise income tax at the rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and a notice issued by the PRC State Council on transition preferential policies, commencing January 1, 2008, (i) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential policies of lower taxation will undergo a gradual transition to statutory tax rates within five years; and (ii) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential income tax reduction policies, such as “two-years exempt and three-years halved” and “five-years exempt and five-years halved”, shall continue to enjoy such preferential policies as stipulated in the former taxation laws, administrative regulations and relevant documents until the end of the terms of these policies, provided however that for those enterprises not profitable enough to enjoy the aforementioned tax preferences, the preference time limits shall commence from 2008.

Pursuant to the EIT Law and its Implementation Rules, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” for PRC EIT purposes. The term “de facto management body” is defined as the establishment that carries out substantial and overall management and control over the manufacturing and business operation, production, personnel, accounting and properties of an enterprise. Pursuant to Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, it is believed that the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. However, given that the EIT Law is relatively new and contains ambiguous definitions, requirements and procedures, it remains uncertain how tax authorities will determine tax residency status based on the facts of each case.

Furthermore, the EIT Law and its Implementation Rules provide that the “non-resident enterprises” are subject to the EIT rate of 10% on their income derived from China, if such “non-resident enterprises” (i) do not have establishments or premises of business in China or (ii) have establishments or premises of business in China, but the relevant income does not have actual connection with their establishments or premises of business in China. Such income tax may be exempted or reduced by the PRC State Council or pursuant to a tax treaty with China that provides for a different withholding agreement between China and the jurisdictions in which the non-resident enterprise reside. The Cayman Islands, where we are incorporated, does not have such tax treaty with China.

Under the Foreign Invested Enterprise and Foreign Enterprise Income Tax Law, effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law, which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement and the foreign investor is approved by competent tax authorities as the beneficial owners of such dividends under applicable tax regulations.

Furthermore, the State Administration of Taxation issued the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner must generally be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits.

Moreover, non-resident individual investors may be required to pay PRC individual income tax at a rate of 20% on interest or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IIT Law, a “non-resident individual” refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, taxable income is the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC “resident enterprise” and the relevant competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares to be income derived from sources within the PRC, such gains earned by non-resident individuals may also be subject to PRC withholding tax at a rate of 20%. Furthermore, according to the IIT Law and its implementation rules, a “resident individual” refers to an individual who, by reason of his or her permanent residence, family or economic interests, habitually resides in the territory of China or who has no domicile but has stayed in the territory of China for one year or longer. A PRC resident individual shall file tax returns with the competent tax authority for the income he or she receives from outside the territory of China.

Such income includes, among others, gains realized from transfer of securities, which shall be subject to a tax rate of 20%.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; (ii) a 10% withholding tax may be imposed on dividends we pay to our shareholders who are non-resident enterprises and gains derived by them from transferring our shares or ADSs, if such income is considered as PRC-sourced income by relevant PRC authorities; and (iii) a potential 20% withholding tax may be imposed on dividends we pay to our shareholders who are non-resident individuals and gains derived by them from transferring our shares or ADSs, if such income is considered as PRC-sourced income by relevant PRC authorities.

Pursuant to SAT Circular 698, issued by the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers its equity interests in a PRC resident enterprise through an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of reporting an Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax.

PRC Business Tax and Value-added Tax

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot value-added tax, or VAT, reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Shenzhen, in 2012. According to two circulars jointly issued by the PRC Ministry of Finance and the State Administration of Taxation in May and December 2013, the pilot program has been expanded nationwide.

Since November 2012, 6% of VAT, which replaced the original 5% business tax in Shenzhen as a result of the PRC government’s pilot VAT reform program, applies to certain services provided by E-Sun Sky Computer and E-Sun Sky Network.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report.

(1)	E-Sun Network is approximately 18.8% owned by Jiepin Fu, our director and beneficial owner, approximately 23.8% owned by Ping Yuan, wife of our founder, chairman and CEO, Man San Law, approximately 14.3% owned by He Li, brother of our director, Qi Li, 11.0% owned by Xue Li, sister of our director, Qi Li, approximately 14.9% owned by Ying Zou, a beneficial owner of our company, approximately 17.1% owned by Bo Zou, a beneficial owner of our company. All shareholders of E-Sun Network are parties to the contractual arrangements. Our online lottery services were primarily provided through E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network.
(2)	Youlanguang Technology is 50% owned by Jin Li and 50% owned by Jing Zhang, both of whom are our employees and parties to the contractual arrangements. Youlanguang Technology provide services to E-Sun Sky Network relating to the management of our users’ registration information and accounts.
(3)	Guangtiandi Technology is 50% owned by Ying Wang and 50% owned by Liangdong Yuan, both of whom are our employees and parties to the contractual arrangements described below. Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers and the printing of the lottery tickets.

Contractual Arrangements with Our Consolidated Affiliated Entities

PRC laws and regulations currently restrict foreign ownership in companies providing value-added telecommunications services and do not allow foreign investments in the lottery industry. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly owned PRC subsidiary, E-Sun Sky Computer, is a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements with our consolidated affiliated entities and their respective shareholders.

In September 2007, our PRC subsidiary, E-Sun Sky Computer entered into a set of control agreements with E-Sun Sky Network and its shareholders, which include the Exclusive Technology Consultation and Service Agreement, the Business Operation Agreement, the Equity Interest Disposal Agreement, the Equity Pledge Agreement and the Power of Attorney, or the control agreements. The control agreements, including the Business Operation Agreement, the Equity Interest Disposal Agreement and the Equity Pledge Agreement, were further amended in January 2010 and December 2010, respectively.

Following the establishment of Youlanguang Technology and Guangtiandi Technology in December 2008, E-Sun Computer entered into an identical set of control agreements with each of Youlanguang Technology and Guangtiandi Technology and their respective shareholders. The control agreements between E-Sun Sky Computer and Youlanguang Technology and its shareholders, including the Business Operation Agreement, the Equity Interest Disposal Agreement and the Equity Pledge Agreement, were further amended in August 2009 and September 2010. The control agreements between E-Sun Sky Computer and Guangtiandi Technology and its shareholders, including the Business Operation Agreement, the Equity Interest Disposal Agreement and the Equity Pledge Agreement, were amended in August 2009.

We have been relying and expect to continue to rely on our consolidated affiliated entities to operate our online lottery service business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. We revised our contractual arrangements with the consolidated affiliated entities and their respective shareholders on June 1, 2011, and further amended our contractual arrangements on May 2, 2013 and supplemented on December 28, 2013 respectively. These revised contractual arrangements continue to enable us to:

•	exercise effective control over E-Sun Network, Youlanguang Technology, and Guangtiandi Technology;

•	receive substantially all of the economic benefits and assume substantially all the losses of E-Sun Network, E-Sun Sky Network, Youlanguang Technology, and Guangtiandi Technology in consideration for the services provided by E-Sun Sky Computer, our PRC subsidiary;

•	have an exclusive option to purchase all of the equity interest in E-Sun Network, Youlanguang Technology, and Guangtiandi Technology to the extent permitted under PRC law; and

•	provide appropriate funds to the consolidated affiliated entities through the respective shareholders of consolidated affiliated entities for major losses resulting from their business and operations if any are incurred.

Accordingly, under U.S. GAAP, we consolidate E-Sun Network, Youlanguang Technology, and Guangtiandi Technology as our “variable interest entities” in our consolidated financial statements.

Our contractual arrangements with our consolidated affiliated entities and their shareholders are described in further detail as follows:

Agreements that Transfer Economic Benefits to Us

Exclusive Business Cooperation Agreements. The exclusive business cooperation agreements are entered into by E-Sun Sky Computer and each of our consolidated affiliated entities. Pursuant to these exclusive business cooperation agreements, E-Sun Sky Computer provides technical services, business consultations, marketing consultancy, product research and development to the affiliated consolidated entities, in exchange for a service fee. The service fee is payable at such time as agreed between E-Sun Sky Computer and the relevant consolidated affiliated entity and approved by the board of such consolidated affiliated entity. The term of each exclusive business cooperation agreement is 10 years from the effective date.

Agreements that Provide Us with Effective Control

Exclusive Option Agreement. The exclusive option agreements are entered into by E-Sun Sky Computer and the consolidated affiliated entities and each of their respective shareholders. Pursuant to these exclusive option agreements, the shareholders irrevocably granted E-Sun Sky Computer or its designated representative exclusive options to purchase, to the extent permitted under PRC law, all or part of their equity interest in the consolidated affiliated entities. E-Sun Sky Computer or its designated representative has sole discretion as to when to exercise these options, whether in part or in full. These agreements are for terms of 10 years and are renewable at E-Sun Sky Computer’s discretion.

In November 2012, E-Sun Sky Computer, the consolidated affiliated entities (excluding E-Sun Sky Network) and each of their respective shareholders entered into certain supplementary agreements to exclusive option agreements, pursuant to which the shareholders shall, in the manner permitted by PRC laws, transfer all the capital and assets (including but not limited to dividends, bonuses or any other rights and interests) they gain from the consolidated affiliated entities to E-Sun Sky Computer unconditionally per its request.

Equity Interests Pledge Agreements. The equity interests pledge agreements are entered into by E-Sun Sky Computer and the consolidated affiliated entities and each of their respective shareholders. Pursuant to these equity interests pledge agreements, the shareholders have pledged their respective equity interests in the relevant consolidated affiliated entity to E-Sun Sky Computer to secure the obligations of such consolidated affiliated entity under its exclusive business cooperation agreement with E-Sun Sky Computer. In addition, except for the performance of the exclusive option agreement executed by them, the shareholders have agreed not to transfer, place or permit the existence of any security interest or other encumbrance on their respective equity interest, without the prior written consent of E-Sun Sky Computer.

Shareholder’s Voting Power Assignment Agreements. Each shareholder of the consolidated affiliated entities executed an irrevocable power of attorney appointing E-Sun Sky Computer as his or her representative to attend shareholders’ meetings of the consolidated affiliated entities and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in the consolidated affiliated entities on June 1, 2011 and May 2, 2013 respectively. Such irrevocable power of attorney was terminated by the shareholder’s voting power assignment agreements entered into among 500.com Limited, E-Sun Sky Computer and the nominee shareholders of the consolidated affiliated entities on December 28, 2013. Pursuant to these shareholder’s voting power assignment agreements, the nominee shareholders of each consolidated affiliated entity assigned the rights to vote on all of the matters in each consolidated affiliated entity that require shareholders’ approval at the VIEs’ shareholders’ meetings to persons or entities designated by 500.com Limited as permitted by applicable laws. Unless terminated by 500.com limited or otherwise required by applicable laws, such shareholder’s voting power assignment agreements will remain valid and irrevocable from the date of their execution, so long as each shareholder remains the shareholder of the respective consolidated affiliated entities.

Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu, two former shareholders of E-Sun Network, jointly entered into a share transfer agreement with Bo Zou on November 15, 2012, pursuant to which Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu transferred all the equity interest they respectively held in E-Sun Network to Bo Zou. E-Sun Network completed registration with relevant branch of SAIC for the aforementioned share transfer on December 5, 2012. Shijie Zhang, a former shareholder of Guangtiandi Technology, entered into a share transfer agreement with Liangdong Yuan on October 31, 2012, pursuant to which Shijie Zhang transferred all the equity interest he held in Guangtiandi Technology to Liangdong Yuan. Guangtiandi Technology completed registration with relevant branch of SAIC for the aforementioned share transfer on March 27, 2013. Accordingly, we updated certain control agreements on May 2, 2013 entered into by and among E-Sun Sky Computer, E-Sun Network and Bo Zou, including the Equity Interests Pledge Agreement, the Exclusive Option Agreement, and its supplementary agreement to replace those entered into by and among E-Sun Sky Computer, E-Sun Network, Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu respectively. We also updated the Irrevocable Power of Attorney executed by Bo Zou on May 2, 2013 to replace those executed by Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu respectively. In addition, we superseded agreements entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Shijie Zhang, including the Equity Interests Pledge Agreement, the Exclusive Option Agreement and its supplementary agreement with agreements entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Liangdong Yuan respectively on May 2, 2013. We also superseded the Irrevocable Power of Attorney executed by Shijie Zhang with the Irrevocable Power of Attorney executed by Liangdong Yuan on May 2, 2013. Moreover, in May 2013, Bo Zou executed a confirmation letter, under which he agrees to succeed to and assume any and all the rights and obligations of Xiaojun Xu and Guangzhou Shu Lian Information Investment Co., Ltd. under the aforementioned supplementary agreements immediately after the share transfer among Bo Zou, Xiaojun Xu and Guangzhou Shu Lian Information Investment Co., Ltd. completed and Bo Zou was registered as E-Sun Network’s shareholder. On the same date, Liangdong Yuan executed an identical confirmation letter, pursuant to which Liangdong Yuan agrees to succeed to and assume any and all the rights and obligations of Shijie Zhang under the aforementioned supplementary agreements immediately after the share transfer between Liangdong Yuan and Shijie Zhang completed and Liangdong Yuan was registered as Guangtiandi Technology’s shareholder.

        On December 28, 2013, 500.com Limited entered into a Financial Support Agreement with each of our consolidated affiliated entities, under which 500.com Limited agreed to provide unconditional financial support, through the nominee shareholders of each consolidated affiliated entity to each consolidated affiliated entity in manners permitted by PRC laws and regulations for each consolidated affiliated entity’s operations.

We have been advised by our PRC legal counsel, Han Kun Law Offices, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our consolidated affiliated entities) complies with all applicable PRC laws, rules and regulations, and does not violate any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of PRC laws, rules and regulations that are relevant to our business operations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised us that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements may become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Item 3D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in the Internet and the lottery business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3D. Risk Factors—The 2006 M&A Rules establish complex procedures for some acquisitions of Chinese Companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China”.

D.	Property, Plant and Equipment

Our principal executive offices are located at 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, China and occupy a total of 8,188 square meters. We also have a representative office in Beijing. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has valid title to the property or has proper authorization from the title owner to sublease the property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward looking statements based upon current expectations that involve risks and uncertainties. See “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor.” Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including those set forth under “Item 3D. Risk Factors” or in other parts of this annual report.

A.	Operating Results

Overview

We are a leading online sports lottery service provider in China with the largest market share in the six months ended June 30, 2013 and the second largest market share in 2012 in terms of purchase amount of sports lottery products, according to the iResearch Report. We act as an aggregator and processor of lottery purchase orders from our registered user accounts and currently derive substantially all of our revenues from service fees paid to us by provincial sports lottery administration centers for the purchase orders of sports lottery products that we direct to such centers. We offer a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to our users. We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the Ministry of Finance, or the MOF, to provide online lottery sales services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China.

Prior to 2013, we provided online sales services for, and generated service fees from, both sports and welfare lottery product. During the voluntary suspension from March to November 2012, we continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers as a means of customer maintenance. Approximately 78.5% of our service fees during the voluntary suspension period were generated from our mobile applications. We resumed online lottery sales services for sports lottery products in November 2012 after we obtained the relevant approval for such lottery products from the MOF. Simultaneously, we ceased to provide sales services for welfare lottery products.

Our net revenues were RMB232.3 million, RMB171.5 million and RMB259.5 million (US$42.9 million) in 2011, 2012 and 2013, respectively, representing a 26.2% decrease from 2011 to 2012, and a 51.3% increase from 2012 to 2013, respectively. The majority of our service fees were generated from sports lottery products, which accounted for 78.7%, 86.0% and 100.0% of our total service fees in 2011, 2012 and 2013, respectively. The increases in percentages of revenue contribution from sports lottery products were results of our efforts to promote the sales of such products during the periods. Our net income was RMB13.6 million, RMB4.2 million and RMB106.1 million (US$17.5 million) in 2011, 2012 and 2013, respectively, representing a 69.1% decrease from 2011 to 2012 and a significant increase from 2012 to 2013. Our net income in 2011, 2012 and 2013 was adversely impacted by share-based compensation expenses of RMB50.2 million, RMB13.7 million and RMB7.6 million (US$1.3 million), respectively. In addition, our net income in 2011 and 2012 was adversely impacted by deferred tax expenses relating to outside basis differences in our consolidated affiliated entities of RMB21.5 million and RMB11.9 million, respectively. Our net income in 2013 was favorably impacted by reversal of deferred tax liabilities arising from outside basis differences of RMB88.8 million (US$14.7 million).

Description of Key Statement of Operations Items

Net revenues

We currently derive substantially all of our net revenues from service fees paid to us by the provincial lottery administration centers for orders we direct to such centers. The remaining of our net revenues were derived from service fees paid to us by third party aggregators for orders we direct to such aggregators, who in turn direct such orders to provincial lottery administration centers. Our net revenues were RMB232.3 million, RMB171.5 million and RMB259.5 million (US$42.9 million) in 2011, 2012 and 2013, respectively, representing a 26.2% decrease from 2011 to 2012 and a 51.3% increase from 2012 to 2013, respectively. The table below sets forth our net revenues in aggregate and derived from service fees paid to us by provincial lottery administration centers and from service fees paid to us by third-party aggregators for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Provincial lottery administration centers	221,216	169,444	316,754	52,324
Third party aggregators	25,110	15,107	15,152	2,503

Total service fees	246,326	184,551	331,906	54,827

Deductibles(1)	(13,994)	(13,024)	(72,372)	(11,955)

Net revenues	232,332	171,527	259,534	42,872

(1)	The table below sets forth the breakdowns of the deductibles for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Residual payments to complete lottery pool purchases	9,526	3,111	13,671	2,258
Super VIP incentive	4,468	1,667	31,688	5,234
Promotional incentives granted to users	—	8,246	27,013	4,463

Total	13,994	13,024	72,372	11,955

The following table sets forth our net revenues by lottery type for the periods indicated:

	Year ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sports Lottery	193,874	78.7	158,683	86.0	331,906	54,827	100
Welfare Lottery	52,452	21.3	25,868	14.0	—	—	—

Total service fees	246,326	100	184,551	100	331,906	54,827	100

Deductibles	(13,994)		(13,024)		(72,372)	(11,955)

Net revenues	232,332		171,527		259,534	42,872

Service fees generated from sports lottery products accounted for 78.7%, 86.0% and 100% of total service fees generated from lottery products in 2011, 2012 and 2013, respectively. The increases in percentage of revenue contribution from sports lottery products from 2010 to 2012 were results of our efforts to promote the sales of sports match lottery products during the periods. After we ceased to provide sales services for welfare lottery products in November 2012, all our service fees were generated from sports lottery products.

Lottery products can also be divided into three types as set forth by the MOF, namely, sports match lottery, Lotto (including high frequency lottery) and instant lottery. Both sports lottery administration centers and welfare lottery administration centers issue Lotto and instant lottery products, while only sports lottery administration centers issue sports match lottery products. We do not provide services for any instant lottery products as they are currently only sold through traditional channels. The table below sets forth the breakdown of our net revenues by lottery type for the periods indicated. We list high frequency lottery products as a separate revenue category because of its relatively significant proportion of our net revenues.

	Year ended December 31,
	2011		2012		2013

	RMB	%	RMB	%	RMB	USS	%
	(In thousand, except for percentages)
Sports match lottery	141,116	57.3	129,562	70.2	285,998	47,244	86.2
Lotto*	58,260	23.7	35,629	19.3	12,262	2,025	3.7
High frequency lottery	46,950	19.0	19,360	10.5	33,646	5,558	10.1

Total service fees	246,326	100	184,551	100	331,906	54,827	100

Deductibles	(13,994)		(13,024)		(72,372)	(11,955)

Net Revenues	232,332		171,527		259,534	42,872

*	excluding high frequency lottery

We derived the majority of our service fees from sports match lottery products, which accounted for 57.3%, 70.2% and 86.2% of total service fees generated from lottery products in 2011, 2012 and 2013, respectively. We expect sales from the three types of lottery products to grow in the next few years, due to the continued growth of the online lottery market as well as introductions of new types of lottery products by lottery administration centers. In particular, we expect the growth of service fees generated from sports match lottery products to increase the fastest among the three types of lottery products, due to our continued efforts to promote sales of such lottery products. For more details, see “—Factors Affecting Our Results of Operations—Our ability to implement our strategies and maintain service agreements with provincial lottery administration centers.”

Operating Expenses

The table below sets forth our operating expenses by amount and as a percentage of our net revenues for the periods indicated:

	Year ended December 31,
	2011			2012			2013
	RMB		%	RMB		%	RMB		US$	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of services	24,425		10.5	18,476		10.8	27,818		4,595	10.7
Sales and marketing	52,471		22.6	45,794		26.7	84,596		13,974	32.6
General and administrative	101,996	(1)	43.9	57,784	(2)	33.7	73,190	(3)	12,090	28.2
Service development expenses	19,566		8.4	26,571		15.5	28,686		4,739	11.1
Write-off of deferred initial public offering expense	—		—	6,404		3.7	—		—	—

Total operating expenses	198,458		85.4	155,029		90.4	214,290		35,398	82.6

(1)	including share-based compensation expenses of RMB47.4 million and the audit fees of RMB8.9 million for professional services rendered by our principal auditor related to our initial public offering.
(2)	including share-based compensation expenses of RMB10.9 million.
(3)	including share-based compensation expenses of RMB6.2 million (US$1.0 million).

Our operating expenses consist primarily of cost of services, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of Services

Our cost of services is primarily related to the online lottery services we provide, and is largely directly linked to the level of our net revenues. Our cost of services as a percentage of our net revenues was 10.5%, 10.8% and 10.7% in 2011, 2012 and 2013, respectively. As our business continues to recover and grow, we expect the absolute amount of our cost of service will continue to increase but we expect the cost of service as a percentage of our net revenues to gradually stabilize.

Our cost of services primarily consists of:

•	business tax, which consists of business taxes, surcharges and cultural development fees that are levied on our online lottery services, was RMB7.6 million, RMB5.5 million and RMB7.5 million (US$1.2 million) in 2011, 2012, and 2013, respectively, representing 3.3%, 3.2%, and 2.9% of our net revenues in the corresponding years;

•	account handling expenses, which consist primarily of transaction fees payable to banks and third-party payment processors for cash transfers between our users’ accounts on our websites and their accounts with banks or third-party payment processors, were RMB5.2 million, RMB2.4 million and RMB7.0 million (US$1.2 million) in 2011, 2012, and 2013, respectively, representing 2.2%, 1.4%, and 2.7% of our net revenues in the corresponding years;

•	salary and benefit expenses for our lottery ticket processing staff were RMB3.4 million, RMB3.1 million and RMB3.6 million (US$0.6 million) in 2011, 2012 and 2013, respectively, representing 1.5%, 1.8%, and 1.4% of our net revenues in the corresponding years; and

•	server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services, were RMB4.8 million, RMB4.7 million and RMB6.2 million (US$1.0 million) in 2011, 2012, and 2013, respectively, representing 2.1%, 2.7%, and 2.4% of our net revenues in the corresponding years.

Sales and marketing expenses

Our sales and marketing expenses as a percentage of our net revenues were 22.6%, 26.7% and 32.6% in 2011, 2012 and 2013, respectively.

Our sales and marketing expenses consist primarily of:

•	commissions to third-party Internet companies, which are the portion of service fees we pay to third-party Internet companies for purchase orders placed on our websites by users redirected from their websites. The amount of such commissions paid to third-party Internet companies for each redirected order depends on an agreed-upon allocation ratio. The commissions to third-party Internet companies were RMB14.5 million, RMB8.1 million and RMB13.6 million (US$2.2 million) in 2011, 2012, and 2013, respectively, representing 6.2%, 4.7%, and 5.3% of our net revenues in the corresponding years;

•	salary and benefit expenses for sales and marketing staff, which were RMB3.6 million, RMB4.2 million and RMB4.7 million (US$0.8 million) in 2011, 2012 and 2013, respectively, representing 1.6%, 2.5%, and 1.8% of our net revenues in the corresponding years;

•	advertising expenses, which consist primarily of expenses associated with advertisements we placed on TV channels and other media, were RMB20.8 million, RMB12.1 million and RMB30.8 million (US$5.1 million) in 2011, 2012 and 2013, respectively, representing 9.0%, 7.1%, and 11.9% of our net revenues in the corresponding years; and

•	promotional event expenses, which primarily consist of expenses associated with various promotional events including our sponsorship for the CFA 500.com Star Project and Hangzhou Greentown Soccer Club, were RMB5.3 million, RMB13.7 million and RMB16.1 million (US$2.7 million) in 2011, 2012 and 2013, respectively, representing 2.3%, 8.0%, and 6.2% of our net revenues in the corresponding years.

General and administrative expenses

Our general and administrative expenses as a percentage of our net revenues were 43.9%, 33.7% and 28.2% in 2011, 2012 and 2013, respectively. We expect that our general and administrative expenses will continue to increase as we incur additional costs in growing our business, including share-based compensation expenses for management, depreciation of new property, plant and equipment purchased and costs to enhance our internal control, but we expect general and administrative expense as a percentage of our net revenues to gradually decrease.

Our general and administrative expenses consist primarily of:

•	salary and benefit expenses for our management and general administrative staff, which were RMB21.3 million, RMB23.3 million and RMB29.7 million (US$4.9 million) in 2011, 2012 and 2013, respectively, representing 9.2%, 13.6% and 11.5% of our net revenues in the corresponding years;

•	office expenses, which consist primarily of office rental and other office administrative expenses, were RMB13.6 million, RMB10.7 million and RMB13.5 million (US$2.2 million) in 2011, 2012 and 2013, respectively, representing 5.8%, 6.2%, and 5.2% of our net revenues in the corresponding years;

•	travel, communication and other business expenses, which consist primarily of expenses associated with business travels, were RMB5.7 million, RMB6.0 million and RMB10.0 million (US$1.7 million) in 2011, 2012 and 2013, respectively, representing 2.4%, 3.5%, and 3.9% of our net revenues in the corresponding years;

•	third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals, were RMB11.1 million, RMB2.4 million and RMB4.6 million (US$0.8 million) in 2011, 2012 and 2013, respectively, representing 4.8%, 1.4%, and 1.8% of our net revenues in the corresponding periods; and

•	share-based compensation expenses, which were RMB47.4 million, RMB10.9 million and RMB6.2 million (US$1.0 million) in 2011, 2012 and 2013, representing 20.4%, 6.4%, and 2.4% of our net revenues in the corresponding years.

Service development expenses

Our service development expenses are primarily related to our research and development activities. Service development expenses as a percentage of our net revenues were 8.4%, 15.5% and 11.1% in 2011, 2012 and 2013, respectively.

Our service development expenses consist primarily of salary and benefit expenses for our research and development staff, which were RMB15.5 million, RMB19.2 million and RMB21.7 million (US$3.6 million) in 2011, 2012 and 2013, respectively, representing 6.7%, 11.2% and 8.4% of our net revenues in the corresponding years.

Other Operating Income

Our other operating income consists primarily of pool purchase prize amounts to which we are entitled from pool purchase prize distributions in respect of residual payments we make to complete lottery pool purchases. Our other operating income was RMB6.5 million, RMB4.2 million and RMB14.6 million (US$2.4 million) in 2011, 2012 and 2013, respectively.

Government Grant

In 2011, 2012 and 2013, we obtained grants from Shenzhen local government in an aggregate amount of RMB1.8 million, RMB2.2 million, and RMB2.8 million (US$0.5 million), respectively, including grants to key local Internet businesses, project development, and a reimbursement for expense incurred in connection with the proposed listing. We might obtain similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Certain of our subsidiaries are established in the British Virgin Islands and under the current laws of the British Virgin Islands, such subsidiaries are not subject to income tax.

United States

We did not have any assessable profits subject to United States federal income or state tax in 2011, 2012 and 2013. We do not anticipate having any income subject to income taxes in the United States in the foreseeable future.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2011, 2012 and 2013. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Singapore

We did not have any assessable profits subject to the Singapore profits tax 2011, 2012 and 2013. We do not anticipate having any income subject to income taxes in Singapore in the foreseeable future.

People’s Republic of China

The EIT Law became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax, or EIT, rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology was subject to an EIT rate of 25% in 2011, 2012 and 2013, respectively.

The EIT Law provides a transition period from its effective date for the enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. According to the transitional rule, certain categories of enterprises, including the enterprises located in Shenzhen Special Economic Zone which previously enjoyed a preferential EIT rate of 15%, were eligible for a five-year transition period during which the EIT rate was gradually increased to the uniform rate of 25%. Therefore, E-Sun Network was subject to transitional EIT rates of 24%, 25% and 25% in 2011, 2012 and 2013, respectively.

E-Sun Sky Network, which is qualified as “Software Enterprise”, was granted an exemption from EIT for its first two years of operations and a half reduction in tax rate for succeeding three years commencing from the first profit-making year. 2006 was the first year of EIT exemption for E-Sun Sky Network. In addition, E-Sun Sky Network was subject to the aforesaid transition rule. As a result, E-Sun Sky Network was subject to EIT at the rate of 11%, 24% and 25% in 2011, 2012 and 2013, respectively. In October 2011, E-Sun Sky Network obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2011. In 2013, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the two years ended December 31, 2012. Thus, E-Sun Sky Network complied with the lower preferential tax rate of 10% in 2011 and 2012. As such title is granted to the enterprises on an annual basis and as no approval is granted to the Company for year ended December 31, 2013, preferential income tax rate of 15% is applied for the “High-tech Enterprise” certification.

In March 2011, E-Sun Sky Computer obtained the certificate of “Software Enterprise”, and was granted an exemption from EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2011 was the first year of EIT exemption for E-Sun Sky Computer. E-Sun Sky Computer was subject to EIT at the rate of 0%, 0% and 12.5% in 2011, 2012 and 2013, respectively.

In June 2013, Guangtiandi Technology obtained the certificate of “Software Enterprise”, and was granted an exemption from EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2013 was the first year of EIT exemption for Guangtiandi Technology. Guangtiandi Technology was subject to EIT at the rate of 25%, 25% and 0% in 2011, 2012 and 2013, respectively.

Our tax expenses include a deferred tax expense relating to outside basis differences in our consolidated affiliated entities. This deferred tax expense relating to outside basis differences was RMB21.5 million and RMB11.9 million in 2011 and 2012. The deferred tax expense relating to outside basis differences arises from (i) aggregate undistributed earnings and share capital of the consolidated affiliated entities that are available for distribution to E-Sun Sky Computer, a PRC tax resident company, and (ii) aggregate undistributed earnings of our PRC subsidiary, E-Sun Sky Computer, that are available for distribution to the Company, a non-PRC tax resident company. The decrease in the income tax expense from 2010 to 2012 is mainly due to the decrease in the deferred tax liabilities arising from aggregate undistributed earnings of the consolidated affiliated entities that are available for distribution to E-Sun Sky Computer. On December 28, 2013, we amended our contractual arrangement with our consolidated affiliated entities. We agreed to provide unconditional financial support to our consolidated affiliated entities through the nominee shareholders of our consolidated affiliated entities in manners permitted by PRC laws and regulations and we entered into shareholder’s voting right assignment agreements and replaced E-Sun Sky Computer as the primary beneficiary of the entities under the US GAAP. In addition, we have undertaken to indefinitely reinvest the undistributed earnings of the subsidiaries located in PRC. As we are indefinitely reinvesting the undistributed earnings of the subsidiaries in the PRC, we recognized a reversal of the outside basis differences of RMB88.8 million (US$14.7 million) in 2013.

        As of December 31, 2011, the aggregate undistributed earnings of the foreign subsidiaries that were available for distribution to the Company were considered to be indefinitely reinvested and accordingly, no provision was made for income taxes that would be payable upon the distribution of those amounts to us. Determination of the amount of unrecognized deferred tax liabilities related to these earnings was not practicable. For the year ended December 31, 2012, our management reassessed the adequacy of working capital and determined that the foreign earnings are no longer indefinitely reinvested. As a result, we recorded a deferred tax liability related to the aggregate undistributed earnings of the foreign subsidiaries.

As of December 31, 2013, we have recognized RMB28.9 million (US$4.8 million) as an accrual for unrecognized tax positions and related interest and penalties.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities on the date of each set of financial statements and the reported amounts of revenues and expenses during each financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates and assumptions is an integral component of the financial reporting process, actual results could differ from those estimates and assumptions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included elsewhere in this annual report.

Revenue Recognition

Our revenues are derived principally from online lottery purchase services. We recognize revenues only when (i) there is persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured. Specifically, we recognize revenues based on the following revenue recognition principles:

Online lottery purchase services

We earn service fees for online lottery purchase services and revenues that are generated from processing lottery purchase orders from our registered users which we refer to as “service fees.” The registered users enter into certain terms and conditions when they first open their accounts with us. Lottery purchase orders are placed by users through our websites. Then we process these orders with the lottery administration centers. Prior to processing orders, users prepay all purchase amounts. Service fees that we receive from the lottery centers are based on pre-determined and negotiated service fee rates and the total amount of the processed orders. Pursuant to ASC 605-45, Principal Agent Considerations, we record service fees on a net basis because we are not the primary obligor in the arrangement, but instead we act as an agent in providing such purchase services.

Contingent service fee

We are entitled to receive additional service fees from lottery centers when the total amounts of our purchase orders reach an agreed threshold, which we refer to as “contingent service fees.” As we are the agent in providing lottery purchase services, when the agreed thresholds are reached, any contingent service fees received are recorded as net revenues. A monthly reconciliation is performed by us to determine whether such thresholds are reached. Once the agreed threshold is reached, the contingent service fee is then fixed and not subject to any adjustments.

Super VIP incentives

Certain qualified registered users, or Super VIPs, are entitled to receive incentives from us based on actual purchase amount of each transaction. As we do not receive an additional service or benefit from the Super VIP other than service fee earned from lottery administration centers by us from the transaction, the incentives are recognized as a reduction of revenue at each year end in accordance with ASC 605-50, Customer Payments and Incentives.

Lottery pool purchase service

A user may start a lottery pool on our websites. As we contribute the residual amount to the lottery pool in order to complete the lottery pool and earn service fees from the purchase made by the lottery pool, we recognize the lottery fees that we pay to the lottery centers in respect of residual amounts of lottery pools as a reduction in revenue. As our principal activity is to provide lottery purchase services to our users, we recognize the residual amount of the lottery pool we receive after distribution of the prizes as other income upon the announcement of lottery results.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates. Uncertainty regarding future events and changes in tax regulation could materially alter our valuation of deferred tax liabilities and assets. If we determine that we would not be able to realize all or part of our deferred tax assets in the future, we would increase our valuation allowance and make a corresponding change to our earnings for the period in which we make such determination. If we later determine that we are more likely than not to realize our deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance. On January 1, 2007, we adopted ASC 740-10, Income taxes: Overall, to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740-10 to beginning retained earnings. Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740-10 is classified in the consolidated statements of comprehensive income as income tax expense.

In accordance with the provisions of ASC 740-10, we recognize the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than a fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits which is included in “long-term payables” is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. In certain situations, the PRC tax authorities may challenge positions adopted in our income tax filings. In accounting for uncertain tax positions in the financial statements presented, we have made estimates based on assumptions with respect to the expectations of the outcome of the tax position we have taken. If those expectations were to change, our financial position and results of operations could be materially affected.

Share-based compensation

On March 28, 2011, our shareholders and board of directors approved the 2011 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. All options granted under the Plan shall have their exercise prices denominated in U.S. dollars, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of our issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued stock option is 10 years from the grant date.

On April 8, 2011, we granted 13,864,000 stock options to a director and certain employees with an exercise price of US$0.40. For these awards, 5,506,600 options will be vested upon the first anniversary of the grant date, 5,225,800 options will be vested upon the second anniversary of the grant date, 1,565,800 options will be vested upon the third anniversary of the grant date, and 1,565,800 options will be vested upon the fourth anniversary of the grant date. On the same day, we granted 5,003,980 stock options to another director with an exercise price of US$0.40 per share, and all were vested on the grant date. On the same day, we granted 12,600,000 stock options to certain consultants with an exercise price of US$0.40 per share, and all were vested on the grant date.

On October 22, 2013, the Company granted 2,660,000 share options to employees with an exercise price of US$0.40 per share. For these awards, 600,000 options will be vested 180 days after the grant date, 1,620,000 options will be vested upon the first anniversary of the grant date, 220,000 options will be vested upon the second anniversary of the grant date, and 220,000 options will be vested upon the third anniversary of the grant date.

Share options granted to employees and the directors are accounted for under ASC 718, Share-Based Payment. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees and the director classified as equity awards are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. We recognize compensation expenses using the straight-line method for share options granted with graded vesting based on service conditions. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in subsequent periods.

We record share-based compensation expense for awards granted to consultants in exchange for services at fair value in accordance with the provisions of ASC 505-50, Equity based payment to non-employees. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income on the grant date.

On June 8, 2012 (the “modification date”), the Board of Directors modified the exercise price of both vested and unvested options that were previously granted to 88 employees from US$0.4 to US$0.2. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718-20, Compensation—Stock Compensation, the effects of a modification resulted in incremental compensation cost of US$0.7 million, which was measured as the excess of the fair value of the modified award of US$3.5 million over the fair value of the original award of US$2.8 million at the modification date.

We, with the assistance of an independent valuation firm, determined the fair values of the share-based compensation options recognized in the consolidated financial statements. The binomial option pricing model is applied in determining the estimated fair value of the options granted to employees and non-employees.

The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. For expected volatilities, we have made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on market yield of U.S. Treasury Bond in effect at the time of grant. The assumptions used to estimate the fair value of the stock options granted are as follows:

	For the year ended December 31,
	2011	2012	2013
Expected volatility	50.34%	50.11%	49.86%
Risk-free interest rate	3.69%	1.34%	2.60%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%	0.00%	0.00%
Suboptional early exercise factor	2	2	2.2

Fair value of our ordinary shares

While we were then a private company with no quoted market prices for our ordinary shares, we had to make estimates of the fair value of our ordinary shares at each date of the grant of share options to our senior management. The fair value of our ordinary shares as of April 8, 2011, June 8, 2012 and October 22, 2013 was US$0.67, US$0.46 and US$0.99 per share, respectively. Given the absence of an active market for our ordinary shares prior to our initial public offering, we engaged a third party appraisal firm to assist in performing contemporaneous valuations of our ordinary shares. The appraisal was performed using the retrospective method to determine the fair value of our ordinary shares as of each valuation date. Such appraisal provided us with guidelines in determining the fair value of the ordinary shares, but the determination was made by our management. The fair value of our ordinary shares was developed through the application of the income valuation technique known as the discounted cash flow method, or the DCF method. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, our operating history and prospects as of the valuation date, the liquidity of our shares such as the anticipated timing of a sale of our company or an initial public offering, which is based on the plans made by our board and management. In addition to our estimated cash flows, which were based on our business prospects and financial forecasts as of different valuation dates, the following major assumptions were used in calculating the fair value of our ordinary shares:

Weighted average cost of capital or WACC

The WACCs were determined by using the capital asset pricing model, or CAPM, a method that market participants commonly use to price securities. Under CAPM, the discount rate was estimated based on a consideration of a number of factors, including risk-free rate, country risk premium, equity risk premium, company size, the company’s state of development and company-specific factors as of the valuation date. The risks associated with achieving our forecasts were appropriately assessed in our determination of the appropriate discount rates. If different discount rates had been used, the valuations could have been significantly different.

Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the e-commerce industry were selected for reference as our guideline companies.

To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the direct marketing and customer loyalty industry, the guideline companies were selected with consideration of the following factors: (i) the comparable companies should operate the direct marketing and customer loyalty business; and (ii) the comparable companies should either have their principal operations in Asia Pacific, as we mainly operate in China, or be publicly listed in the United States, as we plan to become a public company in the United States.

Discount for lack of marketability, or DLOM

The independent third-party valuation firm applied a DLOM of 7.35%, 26.00% and 8.51% for the valuation as of April 8, 2011, June 8, 2012 and October 22, 2013 respectively, by taking into consideration factors such as timing of a liquidity event (such as an initial public offering) and estimated volatility of equity securities. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. The DCF method involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts.

However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

Internal Control over Financial Reporting

In preparing our consolidated financial statements as of December 31, 2013 a material weakness in our internal control over financial reporting was identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weakness identified relates to insufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. As a result, there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

We are in the process of implementing improvements and remedial measures in response to these assessments and recommendations. We:

•	appointed a chief risk officer with the relevant accounting expertise and adequate experience in compliance with the Sarbanes-Oxley Act;

•	assembled a team from our finance department to be responsible for the preparation of financial statements under U.S. GAAP. We hired a reporting manager with the knowledge and experience in the preparation of financial statements to join our finance department and will continue to hire additional qualified personnel if necessary;

•	organized regular training sessions on U.S. GAAP for our finance department in the form of workshops, seminars and newsletters as well as requiring our finance personnel to participate in annual in-house or public U.S. GAAP training courses; and

•	set up an internal audit department to review our internal control processes, policies and procedures to ensure compliance with the Sarbanes-Oxley Act.

Although we have implemented these measures, we cannot assure you that such measures will fully rectify the material weaknesses described above.

We are a public company in the United States subject to Sarbanes-Oxley. Section 404 of Sarbanes-Oxley and applicable rules and regulations thereunder will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2014.

JOBS Act and Adoption of Accounting Standards

        The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. For as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Under the JOBS Act, “emerging growth companies” are not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to December 31, 2019. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Results of Operations

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income Data:
Net Revenues	232,332	171,527	259,534	42,872
Operating expenses:
Cost of services	(24,425)	(18,476)	(27,818)	(4,595)
Sales and marketing	(52,471)	(45,794)	(84,596)	(13,974)
General and administrative	(101,996)	(57,784)	(73,190)	(12,090)
Service development expenses	(19,566)	(26,571)	(28,686)	(4,739)
Write-off of deferred initial public offering expenses	—	(6,404)	—	—

Total operating expenses	(198,458)	(155,029)	(214,290)	(35,398)
Other operating income	6,455	4,193	14,560	2,405
Government grant	1,778	2,242	2,792	461
Other operating expenses	(296)	(1,821)	(2,678)	(442)

Operating profit	41,811	21,112	59,918	9,898
Interest income	243	1,132	2,058	340
Interest expense	—	—	(5,407)	(893)
Changes in fair value of derivative component of the convertible note	—	—	(26,809)	(4,429)

Income before income tax	42,054	22,244	29,760	4,916
Income tax benefit (expenses)	(28,497)	(18,001)	76,294	12,603

Net income	13,557	4,243	106,054	17,519

Other Comprehensive income, net of tax
Foreign currency translation gain (loss)	(224)	58	(5,496)	(908)

Comprehensive income	13,333	4,301	100,558	16,611

Earnings per share for Class A and Class B ordinary shares outstanding:
Basic	0.06	0.02	0.45	0.07
Diluted	0.06	0.02	0.41	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	230,768,220	229,374,777	238,342,685	238,342,685
Diluted	237,243,569	233,678,481	259,729,367	259,729,367
Non-GAAP financial data(1)
Net income	13,557	4,243	106,054	17,519
Adjustment for share-based compensation	50,154	13,704	7,561	1,249
Adjustment for deferred tax expense relating to outside basis differences	21,482	11,919	(88,796)	(14,668)
Adjustment for changes in fair value of the derivative component of the convertible note	—	—	26,809	4,429
Adjustment for interest expense relating to the convertible note	—	—	3,933	650
Adjusted net income (non-GAAP)	85,193	29,866	55,561	9,179

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation, deferred tax expense relating to outside basis differences in our consolidated affiliated entities and costs incurred on convertible note. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2013 compared with the year ended December 31, 2012

Net revenue

Our net revenues increased by 51.3% from RMB171.5 million in the year ended December 31, 2012 to RMB259.5 million (US$42.9 million) in the year ended December 31, 2013, primarily due to an increase of total service fees by 79.8% from RMB184.6 million in the year ended December 31, 2012 to RMB331.9 million (US$54.8 million) in the year ended December 31, 2013 as a result of the recovery and growth of the activity level of our users since we resumed online lottery sales services for sports lottery products in November 2012. The increase in service fees was partially offset by an increase of deductibles from RMB13.0 million in the year ended December 31, 2012 to RMB72.4 million (US$12.0 million) in the year ended December 31, 2013, primarily due to the increase in super VIP incentive and promotional incentives granted to users.

Operating expenses

Our operating expenses increased by 38.3% from RMB155.0 million in the year ended December 31, 2012 to RMB214.3 million (US$35.4 million) in the year ended December 31, 2013. Our operating expenses consisted of the following:

Cost of Services.    Our cost of services increased by 50.3% from RMB18.5 million in the year ended December 31, 2012 to RMB27.8 million (US$4.6 million) in the year ended December 31, 2013. The increase was primarily due to a 191.7% increase in account handling expenses from RMB2.4 million in the year ended December 31, 2012 to RMB7.0 million (US$1.2 million) in the year ended December 31, 2013, primarily attributable to additional transaction fees we paid to banks and third-party payment processors for transferring cash from users’ accounts on our websites to their bank accounts starting in 2013.

Sales and marketing expenses.    Sales and marketing expenses increased by 84.7% from RMB45.8 million in the year ended December 31, 2012 to RMB84.6 million (US$14.0 million) in the year ended December 31, 2013. The increase was primarily due to our increased sales and marketing efforts after we obtained the approval for online sales services for sports lottery products, including:

•	a 154.5% increase in advertising expense from RMB12.1 million in the year ended December 31, 2012 to RMB30.8 million (US$5.1 million) in the year ended December 31, 2013, which was primarily due to our increased advertising, such as advertisement with CCTV and other media; and

•	a 67.9% increase in commissions to third-party Internet companies from RMB8.1 million in the year ended December 31, 2012 to RMB13.6 million (US$2.2 million) in the year ended December 31, 2013, which was primarily due to additional third-party Internet companies that redirected user purchase orders to our websites in 2013.

General and administrative expenses.    General and administrative expenses increased by 26.6% from RMB57.8 million in the year ended December 31, 2012 to RMB73.2 million (US$12.1 million) in the year ended December 31, 2013. The increase was primarily due to:

•	a 27.5% increase in salary and benefit expenses from RMB23.3 million in the year ended December 31, 2012 to RMB29.7 million (US$4.9 million) in the year ended December 31, 2013; and

•	a 66.7% increase in travel, communication and other business expenses from RMB6.0 million in the year ended December 31, 2012 to RMB10.0 million (US$1.7 million) in the year ended December 31, 2013 primarily due to the increase in business travels.

Service development expenses.    Service development expenses increased by 7.9% from RMB26.6 million in the year ended December 31, 2012 to RMB28.7 million (US$4.7 million) in the year ended December 31, 2013. The increase was primarily due to an increase in salary and benefit expenses for our research and development staff.

Other operating income

Other operating income increased significantly from RMB4.2 million in the year ended December 31, 2012 to RMB14.6 million (US$2.4 million) in the year ended December 31, 2013. The increase was primarily due to:

•	a 295.2% increase in residual prize amounts to which we were entitled from pool purchase prizes from RMB2.1 million in the year ended December 31, 2012 to RMB8.3 million (US$1.4 million) in the year ended December 31, 2013 primarily due to the increase in the amount of pool purchases from our users; and

•	a significant increase in tax refund from government from RMB1.0 million in the year ended December 31, 2012 to RMB4.7 million (US$0.8 million) in the year ended December 31, 2013 due to a discrete event of government refund of VAT tax.

Operating profit

As a result of the forgoing, our operating profit increased by 183.9% from RMB21.1 million in the year ended December 31, 2012 to RMB59.9 million (US$9.9 million) in the year ended December 31, 2013.

Income before income tax

Our income before income tax increased by from RMB22.2 million in the year ended December 31, 2012 to RMB29.8 million (US$4.9 million) in the year ended December 31, 2013. Income before income tax in the year ended December 31, 2013 was adversely impacted by change in fair value of the derivative component of the convertible note in the amount of RMB26.8 million (US$4.4 million), which was attributable to the automatic conversion upon our initial public offering of convertible notes previously issued and sold to Sequoia Capital 2010 CGF Holdco, Ltd. at a conversion price that equaled to 80% of the public offering price of our ADSs.

Income tax benefit/(expense)

We recorded income tax benefit of RMB76.3 million (US$12.6 million) in the year ended December 31, 2013, as compared to income tax expense of RMB18.0 million in the year ended December 31, 2012. On December 28, 2013, we amended our contractual arrangement with our consolidated affiliated entities. We agreed to provide unconditional financial support to our consolidated affiliated entities through the nominee shareholders of our respective consolidated affiliated entities in the manner permitted by the PRC laws and obtained the rights to exercise the shareholders’ voting power of these entities through the entities or persons we designated as permitted by the PRC laws pursuant to the shareholder’s voting right assignment agreements. Therefore, we have replaced E-Sun Sky Computer as the primary beneficiary of the entities under the US GAAP. In addition, we have undertaken to indefinitely reinvest the undistributed earnings of the subsidiaries located in PRC. As we are indefinitely reinvesting the undistributed earnings of the subsidiaries in the PRC, we recognized a reversal of the outside basis differences of RMB88.8 million (US$14.7 million) in 2013.

Net income

As a result of the forgoing factors, we recorded net income of RMB106.1 million (US$17.5 million) in the year ended December 31, 2013, as compared to RMB4.2 million in the year ended December 31, 2012. We also recorded Non-GAAP net income of RMB55.6 million (US$9.2 million) in the year ended December 31, 2013, as compared to RMB29.9 million in the year ended December 31, 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

Net revenues

Our net revenues decreased by 26.2% from RMB232.3 million in 2011 to RMB171.5 million in 2012. This decrease in net revenues was primarily attributable to the voluntary suspension from March to November 2012. In particular, our net revenues in 2012 were RMB63.1 million, RMB78.4 million and RMB30.0 million prior to, during and after the voluntary suspension. Service fees generated by our mobile applications accounted for 78.5% of the total service fees during the voluntary suspension period. The decrease in net revenue was specifically attributable to:

•	an 8.3% decrease in service fees from sports match lottery from RMB141.1 million in 2011 to RMB129.6 million in 2012;

•	a 38.9% decrease in service fees from Lotto (excluding high frequency lottery from RMB58.3 million in 2011 to RMB35.6 million in 2012; and

•	a 58.7% decrease in service fees from high frequency lottery from RMB47.0 million in 2011 to RMB19.4 million in 2012.

The impact of the voluntary suspension was also reflected in our active accounts, which decreased by 52.6% from 1.9 million in 2011 to 0.9 million in 2012. Total purchase amounts also decreased by 32% from RMB2.5 billion in 2011 to RMB1.7 billion in 2012. In particular, we had purchase amount of RMB605.9 million, RMB848.0 million and RMB219.8 million prior to, during and after the voluntary suspension, respectively, representing approximately purchase amount of RMB9.5 million, RMB3.4 million and RMB4.4 million per day, respectively.

Historically the substantial majority of our service fees were generated from service fees for sports lottery products. We resumed the suspended online sales services for sports lottery products in November 2012 after we obtained the relevant approval by the MOF.

Operating expenses

Our operating expenses decreased by 22% from RMB198.5 million in 2011 to RMB155.0 million in 2012. The decrease was in line with the decrease of our net revenues in the same periods. Our operating expenses consisted of the following:

Cost of services.    Our cost of services decreased by 24.2% from RMB24.4 million in 2011 to RMB18.5 million in 2012. The decrease was primarily due to:

•	a 28.0% decrease in business tax from RMB7.6 million in 2011 to RMB5.5 million in 2012, which was in line with the decrease in our net revenues; and

•	a 54.0% decrease in account handling expenses from RMB5.2 million in 2011 to RMB2.4 million in 2012 which was in line with the decrease of our net revenues.

Sales and marketing expenses.    Sales and marketing expenses decreased by 13.0% from RMB52.5 million in 2011 to RMB45.8 million in 2012. The decrease was primarily due to:

•	a 42.0% decrease in advertising expenses from RMB20.8 million in 2011 to RMB12.1 million in 2012, due to our increased advertising and marketing efforts to promote our websites and brand name in 2011;

•	a 44.0% decrease in commissions to third-party Internet companies from RMB14.5 million in 2011 to RMB8.1 million in 2012, primarily attributable to the discontinuation of our collaboration with certain third-party websites to redirect users to our websites for lottery purchase, which was in turn resulted from the voluntary suspension.

The decrease was partially offset by:

•	a 158.5% increase in promotional events expenses from RMB5.3 million in 2011 to RMB13.7 million in 2012, due to expenses related to our sponsorship for the CFA 500.com Star Project.

General and administrative expenses.    General and administrative expenses decreased by 43.3% from RMB102.0 million in 2011 to RMB57.8 million in 2012. The decrease was primarily due to:

•	a significant decrease in share-based compensation expenses from RMB47.4 million in 2011 to RMB10.9 million in 2012, as we granted options to directors, management and administration staff and consultants on April 8, 2011; and

•	a significant decrease in third-party professional service fees from RMB11.1 million in 2011 to RMB2.4 million in 2012 primarily attributable to audit fees paid in connection with our initial public offering in 2011.

Service development expenses.    Service development expenses increased by 36.0% from RMB19.6 million in 2011 to RMB26.6 million in 2012. The increase was primarily due to a 23.9% increase in salary and benefit for our research and development staff from RMB15.5 million in 2011 to RMB19.2 million in 2012, attributable to our continued effort in research and development.

Other operating income

Our other operating income decreased by 35.4% from RMB6.5 million in 2011 to RMB4.2 million in 2012. The decrease was primarily due to a decrease in residual prize amounts to which we were entitled from pool purchase prize distributions in respect of payments we made to complete lottery pool purchases, attributable to a decrease in total pool purchase amount and in line with the decrease of our net revenues in 2012.

Operating profit

As a result of the forgoing and in particular due to the voluntary suspension, our operating profit decreased by 49% from RMB42.0 million in 2011 to RMB21.1 million in 2012.

Income tax

Our income tax expense decreased by 36.8% from RMB28.5 million in 2011 to RMB18.0 million in 2012. This was primarily due to (i) the decrease in the applicable income tax for E-Sun Sky Network from RMB7.0 million in 2011 to RMB5.4 million in 2012; and (ii) the decrease in outside basis difference from RMB21.5 million in 2011 to RMB11.9 million in 2012 in relation to our consolidated affiliated entities.

Net income

As a result of the foregoing factors, we recorded a net income of RMB4.2 million in 2012 as compared to a net income of RMB13.6 million in 2011. We also recorded Non-GAAP net income of RMB29.9 million in 2012 as compared to RMB85.2 million in 2011.

B.	Liquidity and Capital Resources

Prior to our initial public offering in November 2013, our principal sources of liquidity had been cash generated from our operating activities and proceeds from our issuances of preferred shares and ordinary shares. As of December 31, 2013, we had RMB544.3 million (US$89.9 million) in cash and cash equivalents. On December 6, 2012, our board of directors declared a distribution of dividends totaling RMB90.0 million to our ordinary shareholders.

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly owned subsidiary and our consolidated affiliated entities in China. Our PRC subsidiary’s ability to make dividends or other cash payments to us are subject to various restrictions under PRC laws and regulations. See “Item 3D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Item 3D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” Although we consolidate the results of our PRC consolidated affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive service fees from them in exchange for certain technology consulting and other services provided by us and the use of certain intellectual properties owned by us. In October 2013, we issued a convertible note in the aggregate principal amount of US$20 million to Sequoia, which was automatically converted into our Class B ordinary shares upon completion of our initial public offering.

We believe that our current cash, anticipated cash flow from operations, and the net proceeds we expect to receive from our initial public offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	69,425	92,499	29,170	4,819
Net cash generated from (used in) investing activities	(35,334)	(124,869)	51,965	8,583
Net cash generated from (used in) financing activities	(2,830)	(5)	436,440	72,095
Effect of exchange rate changes on cash and cash equivalents	—	—	(4,812)	(795)
Cash and cash equivalents at the beginning of the period	32,669	63,930	31,555	5,213

Cash and cash equivalents at the end of the period	63,930	31,555	544,318	89,915

Net cash generated from operating activities

Net cash generated from operating activities in the year ended December 31, 2013 was RMB29.2 million (US$4.8 million), which was primarily attributable to (i) net income of RMB106.1 million (US$17.5 million) adjusted by substracting RMB97.1 million (US$16.0 million) deferred tax benefit; (ii) an RMB22.9 million (US$3.8 million) increase in accrued expenses and other current liabilities as compared to the year ended December 31, 2012; and (iii) an RMB 26.8 million (US$4.4 million) of changes in fair value of the derivative component of the convertible note due to the automatic conversion upon our initial public offering of convertible note at a conversion price equal to 80% of the public offering price of our ADSs. Net cash generated from operating activities in the year ended December 31, 2013 was partially offset by (i) an RMB39.6 million (US$6.5 million) increase in accounts receivable due to [the increase in service fee in the fourth quarter of 2013 as compared to the fourth quarter of 2012; and (ii) an RMB25.6 million (US$4.2 million) increase in prepayments and other current assets as compared to December 31, 2012.

Net cash generated from operating activities in the year ended December 31, 2012 was RMB92.5 million, which was primarily attributable to (i) an RMB25.7 million decrease in prepayments and other current assets primarily due to a decrease in deposits we paid for the purchase of lottery products as of December 31, 2012 as compared to December 31, 2011, which was in line with the decrease in our net revenues during the same periods; (ii) an RMB12.5 million decrease in account receivables as of December 31, 2012 as compared to December 31, 2011, which was in line with the decrease in our net revenues during the same year.

Net cash generated from operating activities was RMB69.4 million in the year ended December 31, 2011, which was primarily attributable to (i) net income of RMB13.6 million; (ii) an RMB50.2 million adjustment to net income to reconcile net cash for shared-based compensation in connection with the options we granted; (iii) an RMB20.6 million adjustment to net income to reconcile net cash for deferred tax expense; and (iv) an RMB28.1 million increase in accrued expenses and other current liabilities as of December 31, 2011 as compared to December 31, 2010 primarily due to increases in advance payments from our users prior to purchase of lottery products, which was in line with the increase in our net revenues during the same period. Increase in net cash generated from operating activities in 2011 was partially offset by (i) an RMB29.6 million increase in prepayments and other current assets primarily due to increase in receivables from financial institutions and lottery administration centers which was in line with the increase in our net revenues during the same period; and (ii) an RMB16.1 million increase in account receivables from lottery administration centers which was in line with the increase in our net revenues during the same year.

Net cash generated from (used in) investing activities

Net cash generated from investing activities in the year ended December 31, 2013 was RMB52.0 million (US$8.6 million), which was primarily attributable to an RMB188.2 million (US$31.1 million) decrease in amounts due from related parties as of December 31, 2013 as compared to December 31, 2012, partially offset by (i) an RMB 121.1 million (US$20.0 million) increase in time deposits; and (ii) cash paid for acquisition of property and equipment of RMB9.1 million (US$1.5 million) in connection with the purchase of information-related equipment.

Net cash used in investing activities in the year ended December 31, 2012 was RMB124.9 million, which was primarily attributable to (i) an RMB85.6 million increase in the amount of loans we granted to certain related parties as of December 31, 2012 as compared to December 31, 2011; and (ii) cash paid for acquisition of property and equipment of RMB29.8 million in connection with the decoration of our new office building.

Net cash used in investing activities in the year ended December 31, 2011 was RMB35.3 million, which was primarily attributable to (i) an RMB23.8 million increase in the amount of loans we granted to certain related parties as of December 31, 2011 as compared to December 31, 2010; and (ii) cash paid for acquisition of property and equipment of RMB9.3 million in connection with the purchase of information-related equipment.

Net cash generated from (used in) financing activities

Net cash generated from financing activities in the year ended December 31, 2013 was RMB436.4 million (US$72.1 million) which was primarily attributable to (i) RMB456.8 million (US$75.5 million) net proceeds from our initial public offering; (ii) RMB201.3 million (US$33.3 million) proceeds from short-term bank borrowings; and (iii) RMB122.6 million (US$20.3 million) proceeds from issuance of the convertible note to Sequoia in October 2013, and (iv) RMB92.0 million (US$15.2 million) proceeds in connection with the private placement with Sequoia concurrently with our initial public offering; partially offset by (i) an RMB194.5 million (US$32.1 million) payment of dividends; (ii) an RMB188.5 million (US$31.1 million) repayment of short-term bank borrowings; and (iii) an RMB56.5 million (US$9.3 million) increased in restricted cash as of December 31, 2013 as compared to December 31, 2012.

Net cash used in financing activities in the year ended December 31, 2012 was RMB5 thousand, which was primarily attributable to (i) an RMB39.5 million used in repurchasing of ordinary shares; and(ii) an RMB3.5 million used in payment for our initial public offering expenses, partially offset by an RMB43.0 million proceeds from issuance of ordinary shares.

Net cash used in financing activities in 2011 was RMB2.8 million which was attributable to cost incurred in connection with our initial public offering.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of RMB10.1 million, RMB32.1 million and RMB9.5 million (US$1.6 million) in the years ended December 31, 2011, 2012 and 2013, respectively. In addition, our capital expenditures in 2012 included decoration expenses of our office building in Shenzhen. Our capital expenditures in 2013 primarily consisted of purchases of additional information technology-related equipment. We expect that our capital expenditures will increase in the future as we make technological improvements to our transaction and service platform.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740) or ASU 2013-11, to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC Topic 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. We adopted ASU 2013-11 on January 1, 2014. The adoption of this ASU is not expected to have a significant effect on our consolidated financial statements.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. “500wan” is a registered trademark in the PRC owned by E-Sun Network. We have also registered domain names including “500wan.com,” “500wan.com.cn,” “500wan.cn,” “500wan.net.cn,” and “500.com.” We own 38 software copyright registrations in PRC through Guangtiandi Technology and E-Sun Sky Computer and E-Sun Sky Network as of the date of this annual report mostly for our client software. We have registered 43 trademarks relating to “500wan” and 41 trademarks relating to “500.com” with the PRC Trademark Office of the State Administration for Industry and Commerce, or the Trademark Office.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off Balance Sheet Arrangements

We do not engage in trading activities involving non-exchange traded contracts or interest rate swap transactions or foreign currency forward contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our future minimum payments under non-cancelable operating leases of office rent with initial terms in excess of one year as of the indicated dates.

	As of December 31, 2013
	(RMB)	(US$)
	(in thousands)
2014	4,091	676
2015	3,236	535
2016	1,376	227
2017	1,376	227
2018 and thereafter	2,751	454

Total	12,830	2,119

The following table sets forth our contractual obligations and sponsorship commitments as of December 31, 2013:

	As of December 31, 2013
	(RMB)	(US$)
	(in thousands)
2014	2,000	330

As of December 31, 2013, we did not have any long-term debt obligations or purchase obligations.

G.	Safe Harbor

This annual report contains forward looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online lottery market in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding the retention and strengthening of our relationships with provincial lottery administration centers;

•	our plans to enhance user experience, infrastructure and service offerings;

•	competition in our industry in China; and

•	relevant government policies and regulations relating to our industry.

The forward looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Man San Law	45	Chairman and Chief Executive Officer

Qi Li	44	Director

Jiepin Fu	47	Director

Qian Sun	40	Director

Jinping Ma	48	Independent Director

Jun Niu	48	Independent Director

Honghui Deng	44	Independent Director

Zhe Wei	43	Independent Director

Min Fan	48	Independent Director

Catherine Qin Zhang	48	Independent Director

Yu Wei	44	Independent Director

Zhengming Pan	36	Chief Financial Officer

Lei Zheng	34	Chief Operating Officer

Punleung Liu	35	Chief Risk Officer

Zhaofu Tian	39	Chief Technology Officer

Mr. Man San Law is our founder, chairman of our board of directors and chief executive officer. Mr. Law founded E-Sun Network Co., Ltd. in 1999 and has been a pioneer in the online lottery service industry having focused on this field since 2001. Mr. Law oversees the strategic direction of our company and has transformed our company from a small start-up to an established and leading online lottery service provider in China. From 1990 to 1999, Mr. Law served in various positions at Shenzhen Yangguang Co., Ltd. Mr. Law received a bachelor’s degree from Wuhan University in 1990, and an Executive Master of Business Administration degree from Cheung Kong Graduate School of Business in 2009.

Mr. Qi Li has served as a director of our company since January 2010. Before joining us, Mr. Li held many senior management positions, including chairman and CEO of Beijing Fragrance Forever Investment Co. Ltd. from 2006 to 2010, CEO and president of Shenzhen Changan New Media Co., Ltd. from 2004 to 2006, executive president at Yundianguangcai Investment Co. Ltd. from 2002 to 2004, and head of investment securities department in China Finance Institute from 1999 to 2002. Mr. Li has over 10 years of experience in the Internet service industry. Mr. Li received a bachelor’s degree in engineering from the Beijing University of Science & Technology in 1991, a master’s degree in engineering of Beijing University of Science and Technology in 1994, and a Ph.D. in economics from Renmin University of China in 1997.

Mr. Jiepin Fu has served as a director of our company since September 2007. Mr. Fu also serves as chairman of the board of directors of China High-Speed (Holding) Limited and served as the executive director of China High-Speed (Group) Co., Ltd., a company listed on Hong Kong stock exchange, from 2004 to 2009, and a director of Huayu Expressway Group Limited since 2009. Before 2004, Mr. Fu has over 10 years of experience in administrative management in public security research center of Guangdong province, personnel exchange center of Guangdong province, and Shenzhen Huayu Investment and Development Group. Mr. Fu received a bachelor’s degree from Sun Yat-Sen University in 1989.

Mr. Qian Sun has served as our director from October 21, 2013. Mr. Sun is a managing director of Sequoia Capital China, where he focuses on consumer and technology related investment. Prior to joining Sequoia Capital China in 2006, Mr. Sun worked at General Atlantic from 2003 to 2005, focusing on technology related growth investment in China. He also worked as a management consultant at Monitor Group in Hong Kong from 1997 to 1999. Mr. Sun received a BA degree in applied mathematics from Harvard College in 1997, an MBA from Harvard Business School and a J.D. from Harvard Law School in 2003.

Mr. Jinping Ma has served as our independent director since May 2013. Mr. Ma has also served as the chief executive officer of Huishang Investment Management Ltd., Co. since 2005. Mr. Ma served as an investment manager at Hongfu Capital Management from 2002 to 2005, and as an attorney at Nutrexpa Food Co., Ltd. from 1996 to 1998. Mr. Ma received a Bachelor’s degree from Shaanxi Normal University, a master’s degree in law from China University of Political Science and Law, an LLM degree from McGill University and an MBA from INSEAD.

Mr. Jun Niu has served as our independent director since May 2011. Mr. Niu has also served as the chairman of the board of directors of the Foshan XinJinSheng Electronic Co., Ltd since September 2004. Mr. Niu served as the general manager of the Foshan XinJinSheng Electronic Co., Ltd from September 2004 to October 2007. Mr. Niu was the chairman of the board of directors and the general manager of Shenzhen Zhichengwei Optical Disc Production Co., Ltd., a state owned enterprise, from August 2000 to July 2004. Mr. Niu held different positions in a number of PRC government authorities from July 1986 to August 2004. Mr. Niu received a bachelor’s degree in law from the NorthWest College of Politics and Law (now known as NorthWest University of Politics and Law) in July 1986, and a master’s degree in economics and administration from the Party School of Central Committee of the Communist Party of China in July 2002.

Mr. Honghui Deng has served as our independent director since May 2011. Mr. Deng has served as a fellow at the Innovation Creativity Capital Institute (IC2) of the University of Texas at Austin since 2010. He has taught as an EMBA/MBA professor at Peking University Guanghua School of Management since 2005. He has also taught as an assistant professor and associate professor at the School of Business of University of Nevada, Las Vegas since 2003. Mr. Deng was the founder and served as the chief executive officer of HHD Consulting Service LLC from 2003 to 2008. Mr. Deng has extensive consulting experiences for business firms on long-term strategy, finance and management. Mr. Deng received a bachelor’s degree in electronic engineering and business administration from the School of Electronic Engineering of Chongqing University in 1990 and 1994, and a Ph.D. degree in business administration from University of Texas at Austin in 2003.

Mr. Zhe Wei has served as our independent director from October 21, 2013. Mr. Wei is the founding partner and Chairman of Vision Knight Capital. Prior to that, Mr. Wei was the CEO of Alibaba.com Limited from 2006 to 2011. Mr. Wei worked in Kingfisher plc from 2000 to 2006, and was chief representative for Kingfisher’s Asia sourcing office, and also the CFO then CEO of B&Q China, a subsidiary of Kingfisher plc. Mr. Wei was also head of investment banking of Orient Securities Co. and then corporate finance manager at Coopers & Lybrand. Mr. Wei was also the vice president of China Chain Store & Franchise Association and is a Director of PCCW Limited. Mr. Wei holds a Bachelor’s degree in International Business Management from Shanghai International Studies University and is a graduate of the corporate finance program at the London Business School.

Mr. Min Fan has served as our independent director from November 21, 2013. Mr. Fan is the co-founder of Ctrip.com International, Ltd. in 1999, and has served as the chief executive officer of Ctrip.com International Ltd. since 2006. Mr. Fan is now Vice Chairman and President of Ctrip.com International Ltd.. Mr. Fan graduated from Shanghai Jiaotong University in 1990 with an industrial management engineering bachelor’s degree and master’s degree.

Ms. Catherine Qin Zhang has served as our independent director from November 21, 2013. Ms. Catherine Qin Zhang has served as AutoNavi Holdings Ltd.’s director, president, and chief operating officer since August 2013. Prior to that, Ms. Zhang had previously served as the AutoNavi Holdings Ltd.’s chief financial officer since 2006. Prior to joining AutoNavi Holdings Ltd., Ms. Zhang held management positions at the finance and business operation divisions of UTStarcom from April 2003 to July 2006. Ms. Zhang also has extensive experience in financial accounting, auditing and consulting from her time at Deloitte & Touche LLP, Sara Lee Corporation, Accrue Software Inc. and Sun Microsystems, Inc. from January 1994 to April 2003. Ms. Zhang is a certified public accountant in the states of California and Illinois. Ms. Zhang received a bachelor’s degree in English language and literature from Peking University and a post baccalaureate certificate in accountancy from Oregon State University.

Mr. Yu Wei has served as our independent director from November 21, 2013. Mr. Wei is the founder and director of Artix International Group Co., Ltd. Mr. Wei has served as vice president of China Railway Modern Logistics Technology Co., Ltd. since 2007 and vice president of . Mr. Wei of Guiyang Longyuan Realestate Co., Ltd. since 2011. Mr. Wei has served as director in Guangxi Dirun Mining Industry Investment Co., Ltd. and Beijing Happy Forever Investment Management Co., Ltd. in 2011 and 2012, and has served as vice president of Guangzhou China Railway Taibo Real Estate Co., Ltd. since 2013. Mr. Wei graduated from Beijing Jiaotong University, Institute of Economics and Logistics in 1990, and received an EMBA degree from Cheung Kong Graduate School of Business in 2009.

Mr. Zhengming Pan has served as our chief financial officer since April 2011. Prior to joining us, Mr. Pan served as a vice president at Deutsche Bank AG, Hong Kong Branch from 2007 to April 2011 and an attorney at Simpson Thacher & Bartlett LLP from 2003 to 2007. Mr. Pan received a Master of Law degree and a Juris Doctor degree from Columbia University Law School in 2001 and 2003, respectively, a Master of Law degree from the University of Edinburgh in 2000 and a bachelor’s degree in law from Fudan University in 1999.

Mr. Lei Zheng has served as our chief operating officer since 2009. Mr. Zheng has 10 years of experience in the information technology industry. From 2007 to 2009, Mr. Zheng worked at Shenzhen Youshou Digital Co., Ltd. From 2004 to 2007, Mr. Zheng worked at Tencent Inc. From 2001 to 2004, Mr. Zheng worked at Huawei Technologies Co., Ltd. Mr. Zheng received a bachelor’s degree from Wuhan University in 2001.

Mr. Punleung Liu joined our company in February 2011 and was appointed as our chief risk officer in August 2013. Prior to joining us, Mr. Liu served in various positions at Ernst & Young (China) Advisory Limited, Ernst & Young Hua Ming LLP and Ernst & Young Hong Kong since 2000. Mr. Liu is a member of Hong Kong Institute of Certified Public Accountants and Institute of Internal Auditors. Mr. Liu received a bachelor’s degree in accountancy from the City University of Hong Kong in 2000.

Mr. Zhaofu Tian has served as our chief technology officer since October 2012. Mr. Tian has over 10 years of experience in the information technology industry. From 2007 to 2009, Mr. Tian served as a director in Tencent Engineering. From 2001 to 2007, Mr. Tian worked in UTStarcom Shenzhen R&D Center. From 1997 to 1999, Mr. Tian worked in SONY Precise Devices (Huizhou) Co. LTD. Mr. Tian received a bachelor’s degree from Harbin Institute of Technology in 1997, a master degree from Harbin Institute of Technology in 2001, and a Master of Business Administration degree from Hong Kong University of Science and Technology in 2011.

B.	Compensation

Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation to all of our directors and our executive officers was RMB4.8 million (US$0.8 million). For share-based compensation, see “Item 6B. Compensation—Share Incentive Plans.” We do not have any amount accrued in 2013 for pension, retirement or other similar benefits to our directors and our executive officers.

Share Incentive Plans

We have adopted our 2011 share incentive plan to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2011 share incentive plan provides for the grant of options, restricted shares and other share-based awards, collectively referred to as “awards.” The board has authorized under the plan the issuance of up to 12% of our issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under our 2011 share incentive plan.

The following table summarizes the share options granted to our employees under the 2011 share incentive plan that were outstanding as of the date of this annual report:

Name	Number of Ordinary Shares Underlying Options		Exercise Price (US$/Share)		Vesting Commencement Date	Date of Grant	Date of Expiration
Qi Li	5,003,980		0.20	(1)	April 8, 2011	April 8, 2011	April 8, 2021
Lei Zheng	2,000,000		0.20	(1)	April 8, 2012	April 8, 2011	April 8, 2021
Man San Law	660,000 1,400,000		0.20 0.40	(1)	April 8, 2012 October 22, 2014	April 8, 2011 October 22, 2013	April 8, 2021 October 22, 2023
Zhengming Pan	600,000		0.40		April 22, 2014	October 22, 2013	October 22, 2023
Zhaofu Tian		*	0.20 0.40	(1)	April 8, 2012 October 22, 2014	April 8, 2011 October 22, 2013	April 8, 2021 October 22, 2023
Punleung Liu		*	0.20 0.40	(1)	April 8, 2012 October 22, 2014	April 8, 2011 October 22, 2013	April 8, 2021 October 22, 2023
Jinping Ma	—		—		—	—	—
Jiepin Fu	—		—		—	—	—
Jun Niu	—		—		—	—	—
Honghui Deng	—		—		—	—	—
Zhe Wei	—		—		—	—	—
Min Fan	—		—		—	—	—
Catherine Qin Zhang	—		—		—	—	—
Qian Sun	—		—		—	—	—
Yu Wei	—		—		—	—	—
Directors and officers as a group	8,909,980		0.20	(1)
	2,240,000		0.40
Other Individuals as a group	19,898,420		0.20	(1)
	420,000		0.40

*	Options to purchase less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.
(1)	The exercise price of all the options was set by our board of directors at US$0.40 per share on the respective date of grant. The exercise price was adjusted to US$0.20 per share by our board of directors on June 8, 2012 as it believed the voluntary suspension would materially and adversely affect our revenues for 2012 and the fair value of our ordinary shares. All the other terms of the options remain unchanged.

The following paragraphs describe the principal terms of our Share Incentive Plan.

Plan Administration. Our compensation committee administers the 2011 share incentive plan. The committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted, and the terms and conditions of each award grant.

Option Agreements. Awards granted under our 2011 share incentive plan are evidenced by an option agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Transfer Restrictions. The right of a grantee in an award granted under our 2011 share incentive plan may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise. The term of options granted under the 2011 share incentive plan may not exceed 10 years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of ordinary shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Acceleration upon a Change of Control. If a change of control of our company occurs, (i) the compensation committee may determine that any outstanding unexercisable, unvested or lapsable awards shall automatically be deemed exercisable, vested and not subject to lapse immediately prior to the event triggering the change of control and (ii) the compensation committee may cancel such awards for fair value, provide for the issuance of substitute awards or provide that for a period of at least 15 days prior to the event triggering the change of control, such options shall be exercisable and that upon the occurrence of the change of control, such options shall terminate and be of no further force and effect.

Termination and Amendment. Unless terminated earlier, our share incentive plan will expire after 10 years. Our board of directors has the authority to amend or terminate our share incentive plan, subject to shareholder approval, to the extent necessary to comply with applicable laws. Shareholders’ approval is required for any amendment to the 2011 share incentive plan that (i) increases the number of ordinary shares available under the 2011 share incentive plan, or (ii) changes the maximum number of shares for which awards may be granted to any participant, or (iii) diminishes any of the rights of the participant under any award previously granted to such participant under the plan without such participant’s consent.

C.	Board Practices

Committees of the Board of Directors

Board of Directors

We currently have 11 directors, including seven independent directors, on our board of directors. Our board of directors consists of an audit committee, a compensation committee, a nominating and corporate governance committee and a strategy committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Catherine Qin Zhang, Min Fan and Jun Niu. Catherine Qin Zhang is the chairman of our audit committee. Catherine Qin Zhang satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All three committee members satisfy the requirements for an “independent director” within the meaning of NYSE rules and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Qi Li, Jinping Ma and Zhe Wei. Qi Li is the chairman of our compensation committee. Jinping Ma and Zhe Wei satisfy the requirements for an “independent director” within the meaning of NYSE rules.

Our compensation committee is responsible for, among other things:

•	reviewing and evaluating and, if necessary, revising our compensation policy;

•	reviewing and evaluating the performance of our executive officers and determining the compensation of our executive officers;

•	reviewing and approving our executive officers’ employment agreements and severance arrangements, if any;

•	reviewing and evaluating the performance of our directors and recommending to our board the compensation for our directors;

•	reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans, setting performance targets of the executive officers under all annual bonus and long-term incentive compensation plans as appropriate, certifying that any and all performance targets of the executive officers have been met, and granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to the executive officers;

•	periodically reviewing our policies concerning perquisite benefits, change of control or “parachute” payments, if any;

•	reviewing and approving our executive officer and director indemnification and insurance matters; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Man San Law, Qian Sun and Yu Wei. Man San Law is the chairman of our nominating and corporate governance committee. Yu Wei satisfies the requirements for an “independent director” within the meaning of NYSE rules. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and executive officers and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	identifying qualified candidates as consistent with the criteria approved by our board of directors for director nominees and recommending such candidates to the board for selection for all directorships to be filled by the board or by the shareholders;

•	identifying qualified candidates as consistent with the criteria approved by our board of directors for executive officer nominees and recommending such candidates to our board of directors for selection;

•	conducting annual reviews of our board of directors’ independence, qualifications and experiences in light of the availability of potential board members; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.

Strategy Committee

Our strategic planning committee consists of Honghui Deng, Qi Li and Jiepin Fu. Our strategic planning committee assists the board of directors in designing the strategic plan of our business. Our strategic planning committee is responsible for, among other things:

•	reviewing and providing guidance to our management and the board of directors with respect to our strategy for strategic transactions;

•	reporting to our board of directors any strategic transactions being considered, or authorized and approved, by our management;

•	notifying our nominating and corporate governance committee of any conflict of interest or related party transaction that comes to its attention; and

•	exercising such additional powers and duties as may be reasonable, necessary or desirable, in the committee’s discretion, to fulfill its duties.

Terms of Directors and Executive Officers

We have 11 directors, seven of whom are independent directors, on our board of directors. Any director on our board may be appointed or removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors, provided that any candidate for the vacancy or addition must be nominated by our nominating and corporate governance committee. Each of our directors holds office until he or she is removed by an ordinary resolution of shareholders or by a resolution of the board.

All of our executive officers are appointed by and serve at the discretion of our board of directors. Our executive officers are elected by and may be removed by a majority vote of our board of directors, provided that any candidate for an executive officer position must be nominated by our nominating and corporate governance committee.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment under certain conditions, including, but not limited to, incapacity or disability of the officer, by a one-month prior written notice or upon paying compensation of one-month salary to the officer. An executive officer may terminate his or her employment with us with or without cause, or by a one-month prior written notice.

D.	Employees

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 403, 353 and 361 employees as of December 31, 2011, 2012 and 2013, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2013.

Function	Number of employees
Management and Administration	11
Sales, Marketing and Website Operation	68
Service and User Support	93
Technology and Product Development	140
Administrative Support	49

Total	361

The remuneration package of our employees includes salary, bonus, stock options and other cash benefits. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, a maternity insurance plan and a housing reserve fund for the benefit of all of our employees.

We have not experienced any material labor disputes or disputes with the labor department of the PRC government since our inception.

E.	Share Ownership

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our ordinary shares, by:

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each of our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 66,539,000 Class A ordinary shares and 262,197,451 Class B ordinary shares.

	Shares Beneficially Owned		Percentage of Votes Held
	Number	Percent	Percent
Directors and Executive Officers:
Man San Law(1)	54,603,854	16.6%	20.2%
Qi Li(2)	30,753,168	9.2%	9.7%
Jiepin Fu(3)	23,878,221	7.3%	8.9%
Zhengming Pan(4)	2,400,000	0.7%	0.9%
Lei Zheng	*	*	*
Zhaofu Tian	*	*	*
Punleung Liu	*	*	*
Jinping Ma	—	—	—
Jun Niu	—	—	—
Honghui Deng	—	—	—
Zhe Wei	—	—	—
Min Fan	—	—	—
Catherine Qin Zhang	—	—	—
Qian Sun	—	—	—
Yu Wei	—	—	—

Principal Shareholders:
Clear Treasure Group Limited(3)	23,878,221	7.3%	8.9%
Delite Limited(5)	29,008,836	8.8%	10.8%
Brothers Union International Limited(6)	25,749,188	7.8%	9.6%
Smart Mega Holdings Limited(7)	25,265,018	7.7%	9.4%
Sequoia Capital 2010 CGF Holdco, Ltd.(8)	35,042,735	10.7%	13.2%

The business address of our directors and executive officers is 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, 518057, People’s Republic of China.

*	Less than 1% of our outstanding ordinary shares.
(1)	represents (i) 29,008,836 Class B ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands, which shares are held in irrevocable discretionary family trusts established by Mr. Law, (ii) 330,000 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this annual report granted to Mr. Law under our 2011 Share Incentive Plan, and (iii) 25,265,018 Class B ordinary shares owned by Smart Mega Holdings Limited, a BVI company with the address of P.O. Box 957, Offshore, which shares are held in irrevocable discretionary family trusts established by Ms. Ping Yuan, wife of Mr. Law. Mr. Law, by virtue of the relationship described above, may be deemed to beneficially own such 25,265,018 Class B ordinary shares.
(2)	represents (i) 25,749,188 Class B ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by Mr. Li, and (ii) 5,003,980 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this annual report granted to Mr. Li under our 2011 Share Incentive Plan.
(3)	represents 23,878,221 Class B ordinary shares owned by Clear Treasure Group Limited, a BVI company wholly owned by Mr. Fu, with the address of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Fu, by virtue of his sole ownership of Clear Treasure Group Limited, may be deemed to beneficially own such 23,878,221 Class B ordinary shares.

(4)	represents 2,400,000 Class B ordinary shares owned by Ace Chance Global Limited, a BVI company wholly and beneficially owned by Mr. Pan, with the address of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Pan, by virtue of his sole ownership of Ace Chance Global Limited, may be deemed to beneficially own such 2,400,000 Class B ordinary shares.
(5)	represents 29,008,836 Class B ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Delite Limited is wholly owned by Jackpot International Ltd, a Cayman Islands company which is wholly owned by The Jackpot Trust, a revocable discretionary trust established by Mr. Law with Mr. Law as settlor and Mr. Law and his family members as beneficiaries, which include Ms. Ping Yuan, wife of Mr. Law, Ms. Yuhan Law, daughter of Mr. Law, Mr. Lin Law, father of Mr. Law, and Ms. Ruihua Hu, mother of Mr. Law. The 29,008,836 Class B ordinary shares are held by Merrill Lynch Bank and Trust Company (Cayman) Limited as trustee of The Jackpot Trust.
(6)	represents 25,749,188 Class B ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by our director, Qi Li. The address of Brothers Union International Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	represents 25,265,018 Class B ordinary shares owned by Smart Mega Holdings Limited, a BVI company with the address of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Smart Mega Holdings Limited is wholly owned by Vibrant Jade Ltd., a Cayman Islands company which is wholly owned by The Vibrant Jade Trust, a revocable discretionary trust established by Ms. Ping Yuan, wife of Mr. Law, with Ms. Yuan as settlor and Mr. Law and Ms. Yuhan Law, daughter of Ms. Ping Yuan, as beneficiaries. The 25,265,018 Class B ordinary shares are held by Merrill Lynch Bank and Trust Company (Cayman) Limited as trustee of The Vibrant Jade Trust.

(8)	represent 35,042,735 Class B ordinary shares owned by Sequoia Capital 2010 CGF Holdco, Ltd.. Sequoia Capital 2010 CGF Holdco, Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd. Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.

As of the date of this annual report, we are not aware of any of our shareholders being a resident in the United States or affiliated with a registered broker-dealer or being in the business of underwriting securities.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6E. Share Ownership.”

B.	Related Party Transactions

Non-Interest Bearing Borrowings from Related Parties

Historically, we extended loans to certain directors and entities controlled by certain directors, executive officers and a principal shareholder of our company. As of December 31, 2011, 2012 and 2013, the total outstanding balance due from these related parties was RMB102.6 million, RMB188.2 million and nil, respectively, which were due on demand, interest free and uncollateralized. Such loans were repaid in full as of November 22, 2013.

We made a due on demand, interest free and uncollateralized loan to Shenzhen Bozhi Consulting Co., Ltd., an entity controlled by our chief executive officer and chairman of our board of directors, Man San Law, the largest amount outstanding was RMB192.6 million (US$31.8 million) during the period from 2009 to 2013. Such loan was repaid in full as of November 22, 2013.

We made a due on demand, interest free and uncollateralized loan to Delite Limited, an entity controlled by our chief executive officer and chairman of our board of directors, Man San Law, with the largest amount outstanding of RMB976,000 (US$161,224) during the period from 2009 to 2013. Such loan was repaid in full as of November 22, 2013.

We receive a due on demand, interest free and uncollateralized loan from Mr. Man San Law with the largest aggregate balance of RMB1.1 million as of December 31, 2010. We repaid the loan in full in March 2011.

We received a due on demand, interest free and uncollateralized loan from Delite Limited with the largest aggregate balance of RMB8.4 (US$1.4 million) as of September 30, 2013. Such loan was repaid in full as of November 22, 2013.

We have settled all outstanding amounts of loans extended to and borrowed from related parties and we do not plan to enter into similar transactions with related parties in the future.

Reorganization and Private Placement

See “Item 4. Information on the Company—History and Development of the Company,” “Item 4. Information on the Company—Organizational Structure.”

Share Incentives

For a discussion of the share option plan we adopted in 2011, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are not currently involved in any other material litigation, arbitration or administrative proceedings. However, we may from time to time become a party to various other litigation, arbitration or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

On December 6, 2012, we declared dividends of RMB90.0 million to our shareholders.

We currently intend to permanently reinvest all available funds and any future earnings to fund growth and expansion of our business and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future. We currently have no specific intention to issue share dividends in the future.

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiary. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserve fund is not distributable as loans, advances or cash dividends. The reserve fund can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends. See “Item 3D. Risk Factors—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the New York Stock Exchange since November 22, 2013 under the symbol “WBAI” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on March 25, 2014 was US$40.87 per ADS.

	Market Price Per ADS (US$)
	High	Low
Yearly:
2013	39.42	18.14
2014	51.37	31.56
Quarterly:
2013
Fourth quarter	39.42	18.14
2014
First quarter (through March 25, 2014)	51.37	31.56
Monthly:
2013
November	22.04	18.14
December	39.42	19.94
2014
January	44.80	31.56
February	48.00	36.97
March (through March 25, 2014)	51.37	40.52

As of the date of this annual report, a total of 6,653,900 ADSs representing 66,539,000 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the New York Stock Exchange since November 22, 2013 under the symbol “WBAI”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013. Our shareholders adopted our second amended and restated memorandum and articles of association by unanimous resolutions upon the completion of our initial public offering on November 22, 2013.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. B. Business Overview—Regulation of Our Industry.”

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT law and its implementation regulations impose a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their non-PRC enterprise shareholders except with respect to any such non-PRC enterprise shareholder whose jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. The EIT Law provides that enterprises established outside of China whose “de facto management organizations” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management organization” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and assets of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management organizations” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management organizations” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require us to be treated as a PRC tax resident enterprise. We do not currently consider our company to be a PRC tax resident enterprise. However, if the Chinese tax authorities disagree with our assessment and determine that we are a PRC tax resident enterprise, we may be subject to a 25% enterprise income tax on our global income.

Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that accumulated undistributed earnings of foreign invested enterprises generated prior to January 1, 2008, if distributed to their foreign investors after 2008, are exempt from enterprise income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Fine Brand Limited and 500wan HK Limited, our equity interests in our PRC subsidiary. Our business operations are principally conducted through our PRC subsidiary and our consolidated affiliated entities. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our PRC subsidiary, if any, will be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. Under the EIT law, Notice of the State Administration of Taxation on Issuing the Table of Agreed Tax Rates on Dividends, or Notice 112, which was issued on January 29, 2008 and Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income, or the PRC-HK DTA, which became effective on December 8, 2006, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary may be subject to a 10% withholding tax or a 5% withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Under the existing implementation rules of the EIT Law, it is unclear whether the PRC tax authority would treat us as a PRC tax resident enterprise. Accordingly dividends paid by us to our non-PRC tax resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC enterprise income tax.

Similarly, gains realized on the transfer of our ADSs or ordinary shares by our non-PRC tax resident enterprise ADS holders and ordinary shareholders may also be subject to the 10% PRC enterprise income tax if we are considered a PRC tax resident enterprise and such gain is regarded as income derived from sources within the PRC.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the ownership of our ADSs and ordinary shares as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold ADSs or ordinary shares as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ADS or ordinary share that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provision of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you are urged to consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or, except as set forth below with respect to PRC tax considerations, the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you are urged to consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holders of ADSs and the issuer of securities underlying the ADSs may be taking actions (including the pre-release of ADSs) that are inconsistent with the claiming of foreign tax credits by United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, dividends received from a qualified foreign corporation generally will be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. See “Taxation—People’s Republic of China Taxation.” Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “—Passive Foreign Investment Company” below.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “Taxation—People’s Republic of China Taxation.” In that case, PRC withholding taxes on dividends will be treated as foreign taxes eligible, subject to applicable limitations, for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign-source income and will generally constitute passive category income. However, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based on our financial statements and the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for 2013, and we do not expect to become one in 2014 or the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes, we would likely be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the projected market value of our equity, a decrease in the price of our ADSs may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Since our ADSs are listed on the NYSE, which constitutes a qualified exchange, under current law, the mark-to-market election will be available to holders of ADSs if the ADSs are “regularly traded” for purposes of the mark-to-market election (for which no assurance can be given). It should also be noted that only the ADSs and not the ordinary shares are listed on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A U.S. investor in a PFIC generally can mitigate the consequences of the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC “resident enterprise” for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other factual requirements specified in the Treaty. Because qualification for the benefits of the Treaty is a fact-intensive inquiry which depends upon the particular circumstances of each investor, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax generally would apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or, in the case of dividend payments, if you fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Under the Hiring Incentives to Restore Employment Act of 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. United States Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of ADSs or ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed this annual report, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the RMB exchange rate. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank accounts. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.4% in 2011, 3.3 % in 2012 and 2.6% in 2013. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

We received payments from the depository or any reimbursement relating to the ADS facility in the amount of US$91.199 in 2013.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Securities Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

We completed our initial public offering of 66,539,000 Class A ordinary shares, in the form of ADSs, at a price of US$13.00 per ADS, in November 2013, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$86.5 million, of which we received net proceeds of US$80.5 million. Deutsche Bank Securities Inc., Piper Jaffray & Co., and Oppenheimer & Co. Inc. were the underwriters for the initial public offering of our ADSs.

As of December 31, 2013, approximately RMB1.5 million (US$248,000) of the net proceeds from our public offerings has been used for capital expenditures. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliances with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

Except as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Catherine Qin Zhang, the chairman of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief strategy officer, president, executive president, financial controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP (“Ernst & Young”), our independent registered public accounting firm.

	For the Year Ended
	December 31,
	2012	2013
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	1,500	2,580	426
Audit related fees(2)	1,000	4,100	677

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young for the audits of our annual consolidated financial statements.
(2)	Audit-related fees include the aggregate fee billed in each of the fiscal year for interim review, agreed-upon procedures performed in relation to interim financial information and professional services associated with SEC filings.

The policy of our audit committee is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by Ernst & Young.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Corporate Governance Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.3 from the S-8 registration statement (File No. 333-193462), as amended, initially filed with the Commission on January 21, 2014)

4.1	Registrant’s 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.2	Form of Employment Agreement with the Registrant’s executive officers (incorporated by reference to Exhibit 10.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers, (incorporated by reference to Exhibit 10.3 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.4	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and E-Sun Network as of June 1, 2011 (incorporated by reference to Exhibit 10.4 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.5	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011 (incorporated by reference to Exhibit 10.5 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.6	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011 (incorporated by reference to Exhibit 10.6 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.7	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011 (incorporated by reference to Exhibit 10.8 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.8	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011 (incorporated by reference to Exhibit 10.9 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.9	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011(incorporated by reference to Exhibit 10.11 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.10	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011 (incorporated by reference to Exhibit 10.12 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.11	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011 (incorporated by reference to Exhibit 10.14 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.12	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011 (incorporated by reference to Exhibit 10.15 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.13	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.17 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.14	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.18 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.15	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.20 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.16	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.21 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.17	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Guangtiandi Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.23 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.18	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.24 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.19	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.25 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.20	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.27 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.21	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.28 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.22	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Youlanguang Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.30 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.23	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011 (incorporated by reference to Exhibit 10.31 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.24	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011 (incorporated by reference to Exhibit 10.32 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.25	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011 (incorporated by reference to Exhibit 10.34 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.26	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011 (incorporated by reference to Exhibit 10.35 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.27	English translation of Service Agreement with Jiangxi Sports Lottery Administration Center, dated January 1, 2011 (incorporated by reference to Exhibit 10.37 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.28	English translation of Exclusive Business Cooperation Agreement entered into by E-Sun Sky Computer and E-Sun Sky Network (incorporated by reference to Exhibit 10.38 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.29	Supplementary Agreement entered into by and among E-Sun Sky Computer, Wang Ying, Guangtiandi Technology and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.39 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.30	Supplementary Agreement entered into by and among E-Sun Sky Computer, Fu Jiepin, Li He, Li Xue, Yuan Ping, Zou Bo, Zou Ying, E-Sun Network and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.40 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.31	Supplementary Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Li Jin and Youlanguang Technology as of November 20, 2012 (incorporated by reference to Exhibit 10.41 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.32	Confirmation Letter executed by Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.42 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.33	Confirmation Letter executed by Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.43 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.34*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Fu Jiepin as of December 28, 2013

4.35*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li He as of December 28, 2013

4.36*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li Xue as of December 28, 2013

4.37*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Ping as of December 28, 2013

4.38*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zou Bo as of December 28, 2013

4.39*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zou Ying as of December 28, 2013

4.40*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Wang Ying as of December 28, 2013

4.41*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Liangdong as of December 28, 2013

4.42*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li Jin as of December 28, 2013

4.43*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zhang Jing as of December 28, 2013

4.44*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Fu Jiepin and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.45*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li Xue and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.46*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li He and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.47*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Ping and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.48*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zou Bo and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.49*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zou Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.50*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Wang Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.51*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Liangdong and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.52*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li Jin and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.53*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zhang Jing and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

8.1*	List of Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernest & Young

15.2*	Consent of Han Kun Law Offices

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Scheme Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report
**	to be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

500.COM LIMITED

By:	/s/ Man San Law
	Name:	Man San Law
	Title:	Chairman and Chief Executive Officer

Date: March 26, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of 500.com Limited

We have audited the accompanying consolidated balance sheets of 500.com Limited (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 500.com Limited at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

March 26, 2014

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2012	As of December 31,2013	As of December 31,2013
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		31,555	544,318	89,915
Restricted cash		11,209	71,662	11,838
Time deposits		—	121,085	20,002
Accounts receivable	4	22,937	62,522	10,328
Accounts receivable due from employees		225	—	—
Amounts due from related parties	16	188,242	—	—
Prepayments and other current assets	5	68,659	94,273	15,573
Deferred tax assets	11	6,994	16,016	2,646

Total current assets		329,821	909,876	150,302

Non-current assets:
Property and equipment, net	6	38,102	36,213	5,982
Intangible assets, net	7	2,229	3,377	558
Deposits	5	5,463	5,939	981
Deferred initial public offering expenses		1,496	—	—
Deferred tax assets	11	841	157	26
Other non-current assets		1,391	2,738	452

Total non-current assets		49,522	48,424	7,999

TOTAL ASSETS		379,343	958,300	158,301

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term loans (including short-term loans of the consolidated VIEs without recourse to 500.com Limited of Nil and RMB12,802 (US$2,115) as of December 31, 2012 and 2013, respectively)	12	—	12,802	2,115
Dividends payable	13	194,526	—	—
Amount due to a related party	16	8,520	—	—
Accrued payroll and welfare payable (including accrued payroll and welfare payable of the consolidated VIEs without recourse to 500.com Limited of RMB7,038 and RMB8,336 (US$1,377) as of December 31, 2012 and 2013, respectively)		10,408	13,012	2,149
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to 500.com Limited of RMB59,538 and RMB72,857 (US$12,036) as of December 31, 2012 and 2013, respectively)	8	66,307	88,246	14,578
Income tax payable (including income tax payable of the consolidated VIEs without recourse to 500.com Limited of RMB1,554 and RMB1,863 (US$308) as of December 31, 2012 and 2013, respectively)	11	1,554	4,507	745

Total current liabilities		281,315	118,567	19,587

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2012	As of December 31,2013	As of December 31,2013
		RMB	RMB	US$
Non-current liabilities:
Deferred tax liabilities	11	88,796	—	—
Long-term payables (including long-term payables of the consolidated VIEs without recourse to 500.com Limited of RMB11,852 and RMB29,328 (US$4,845) as of December 31, 2012 and 2013, respectively)		11,852	30,313	5,007

Total non-current liabilities		100,648	30,313	5,007

TOTAL LIABILITIES		381,963	148,880	24,594

Commitments and contingencies	17
Shareholders’ equity (deficit):
Class A Ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized and 66,539,000 shares issued and outstanding as of December 31, 2013	19	—	20	3
Class B Ordinary shares, par value US$0.00005 per share; 931,878,540 and 300,000,000 shares authorized as of December 31, 2012 and 2013, respectively; 228,768,220 and 262,197,451 shares issued and outstanding as of December 31, 2012 and 2013, respectively	19	84	94	16
Additional paid-in capital	19	255,781	967,233	159,776
Accumulated other comprehensive income	20	15,988	10,492	1,733
Accumulated deficit	10	(274,473)	(168,419)	(27,821)

Total shareholders’ equity (deficit)		(2,620)	809,420	133,707

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		379,343	958,300	158,301

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

	Notes	For the years ended December 31,
		2011	2012	2013	2013
		RMB	RMB	RMB	US$
Net Revenues		232,332	171,527	259,534	42,872
Operating expenses:
Cost of services		(24,425)	(18,476)	(27,818)	(4,595)
Sales and marketing		(52,471)	(45,794)	(84,596)	(13,974)
General and administrative		(101,996)	(57,784)	(73,190)	(12,090)
Service development expenses		(19,566)	(26,571)	(28,686)	(4,739)
Write-off of deferred initial public offering expenses		—	(6,404)	—	—

Total operating expenses		(198,458)	(155,029)	(214,290)	(35,398)
Other operating income		6,455	4,193	14,560	2,405
Government grant		1,778	2,242	2,792	461
Other operating expenses		(296)	(1,821)	(2,678)	(442)

Operating profit		41,811	21,112	59,918	9,898
Interest income		243	1,132	2,058	340
Interest expense		—	—	(5,407)	(893)
Changes in fair value of the derivative component of the convertible note	9	—	—	(26,809)	(4,429)

Income before income tax		42,054	22,244	29,760	4,916
Income tax benefit (expenses)	11	(28,497)	(18,001)	76,294	12,603

Net income		13,557	4,243	106,054	17,519

Other Comprehensive income, net of tax
Foreign currency translation gain (loss)		(224)	58	(5,496)	(908)

Comprehensive income		13,333	4,301	100,558	16,611

Earnings per share for Class A and Class B ordinary shares outstanding:	18
Basic		0.06	0.02	0.45	0.07
Diluted		0.06	0.02	0.41	0.07
Earnings per ADS (1 ADS represents 10 Class A ordinary shares)	18
Basic		—	—	4.45	0.74
Diluted		—	—	4.08	0.67
Weighted average number of Class A and Class B ordinary shares outstanding:	18
Basic		230,768,220	229,374,777	238,342,685	238,342,685
Diluted		237,243,569	233,678,481	259,729,367	259,729,367

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flow from operating activities
Net income	13,557	4,243	106,054	17,519
Adjustments to reconcile net income to net cash provided in operating activities:
Depreciation of property and equipment	3,589	5,167	7,847	1,296
Amortization of intangible assets	231	353	659	109
Deferred tax expense (benefit)	20,564	7,145	(97,133)	(16,045)
Share-based compensation	50,154	13,704	7,561	1,249
Losses on disposal of property and equipment	96	904	518	86
Write-off of initial public offering expenses	—	6,404	—	—
Interest expense relating to convertible note	—	—	3,933	650
Changes in fair value of the derivative component of the convertible note	—	—	26,809	4,429
Changes in operating assets and liabilities:
Accounts receivable	(16,104)	12,545	(39,585)	(6,539)
Accounts receivable due from employees	88	5,788	225	37
Prepayments and other current assets	(29,632)	25,662	(25,616)	(4,232)
Deposits	(886)	2,286	(476)	(79)
Accrued expenses and other current liabilities	28,117	511	22,876	3,778
Accrued payroll and welfare payable	2,555	(1,849)	2,604	430
Amount due to a related party	(1,054)	—	(8,520)	(1,407)
Long-term payables	1,122	8,257	18,461	3,050
Income tax payable	(2,972)	1,379	2,953	488

Net cash generated from operating activities	69,425	92,499	29,170	4,819

Cash flows from investing activities
Acquisition of property and equipment	(9,345)	(29,840)	(9,111)	(1,505)
Acquisition of intangible assets	(786)	(2,247)	(416)	(69)
Acquisition of other non-current assets	—	—	(2,738)	(452)
Restricted cash	2,500	(11,209)	(3,941)	(651)
Short-term investments	(4,000)	4,000	—	—
Time deposits	—	—	(121,085)	(20,002)
Change in amounts due from related parties	(23,800)	(85,616)	188,242	31,094
Proceeds from disposal of property and equipment	97	43	1,014	168

Net cash used in investing activities	(35,334)	(124,869)	51,965	8,583

Cash flows from financing activities
Proceeds from short-term bank borrowings	—	—	201,290	33,251
Repayment of short-term bank borrowings	—	—	(188,488)	(31,136)
Restricted cash	—	—	(56,512)	(9,335)
Proceeds from the issuance of the convertible note	—	—	122,584	20,249
Proceeds from the exercise of share options	—	—	3,263	539
Proceeds from the private placement	—	—	91,994	15,196
Proceeds from the issuance of ordinary shares	—	43,006	—	—
Proceeds from the initial public offering (“IPO”), net of issuance cost	—	—	456,835	75,464
Repurchase of ordinary shares	—	(39,460)	—	—
Payment of dividends	—	—	(194,526)	(32,133)
Payment for initial public offering expenses	(2,830)	(3,551)	—	—

Net cash (used in)/generated from financing activities	(2,830)	(5)	436,440	72,095

Effect of exchange rate changes on cash and cash equivalents	—	—	(4,812)	(795)
Net increase (decrease) in cash and cash equivalents	31,261	(32,375)	512,763	84,702
Cash and cash equivalents at beginning of the year	32,669	63,930	31,555	5,213

Cash and cash equivalents at end of the year	63,930	31,555	544,318	89,915

Supplemental disclosures of cash flow information:
Income tax paid	(10,152)	(1,920)	(2,363)	(390)
Interest received	243	1,132	1,750	289

Non-cash movements :
Payable to a related party from repurchase of ordinary shares	—	8,520	—	—

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	Number of Class A ordinary shares	Number of Class B ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity (deficit)
			RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2010	—	230,768,220	84	196,897	16,154	(202,273)	10,862
Net income for the year	—	—	—	—	—	13,557	13,557
Other comprehensive loss	—	—	—	—	(224)	—	(224)
Share-based compensation	—	—	—	50,154	—	—	50,154

Balance as of December 31, 2011	—	230,768,220	84	247,051	15,930	(188,716)	74,349

Net income for the year	—	—	—	—	—	4,243	4,243
Other comprehensive income	—	—	—	—	58	—	58
Repurchase and cancellation of ordinary shares	—	(19,250,000)	(5)	(47,975)	—	—	(47,980)
Issuance of ordinary shares	—	17,250,000	5	43,001			43,006
Share-based compensation	—	—	—	13,704	—	—	13,704
Dividend declared	—	—	—	—	—	(90,000)	(90,000)

Balance as of December 31, 2012	—	228,768,220	84	255,781	15,988	(274,473)	(2,620)

Net income for the year	—	—	—	—	—	106,054	106,054
Other comprehensive loss	—	—	—	—	(5,496)	—	(5,496)
Issuance of ordinary shares from private placement	—	11,538,462	3	91,991	—	—	91,994
Issuance of ordinary shares from exercise of share options	—	2,660,000	1	3,262	—	—	3,263
Issuance of ordinary shares from conversion of convertible note	—	19,230,769	6	153,319	—	—	153,325
Issuance of ordinary shares upon IPO	66,539,000	—	20	455,319	—	—	455,339
Share-based compensation	—	—	—	7,561	—	—	7,561

Balance as of December 31, 2013	66,539,000	262,197,451	114	967,233	10,492	(168,419)	809,420

Balance as of December 31, 2013, in US$			19	159,776	1,733	(27,821)	133,707

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION

500.com Limited (the “Company”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the name Fine Success Limited, which was changed to 500wan.com on May 9, 2011 and further changed to the current name on October 9, 2013.

As of December 31, 2013, the Company has three wholly owned subsidiaries in British Virgin Islands, Hong Kong and the People’s Republic of China (“PRC”), respectively and also consolidates three variable interest entities and a subsidiary of a variable interest entity (collectively “VIEs”), details of which are as follows:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	PRC	100%	Software Service

VIEs
Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”)	December 7, 1999	PRC	100%	Online Lottery Service
Shenzhen Youlanguang Science and Technology Co., Ltd. (“Youlanguang Technology”)	December 16, 2008	PRC	100%	Online Lottery Service
Shenzhen Guangtiandi Science and Technology Co., Ltd. (“Guangtiandi Technology”)	December 16, 2008	PRC	100%	Online Lottery Service

Subsidiary of E-Sun Network
Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky Network”)	May 22, 2006	PRC	100%	Online Lottery Service

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

The Group provides online lottery purchase services in the PRC. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations on its own but instead conducts its business operations through E-Sun Sky Computer and the VIEs.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

PRC laws and regulations prohibit or restrict foreign ownership of Internet businesses. To comply with these foreign ownership restrictions, the Group operates its websites and provides online lottery purchase services in the PRC through the VIEs. Prior to December 28, 2013, the Company entered into exclusive business cooperation agreements, power of attorney, equity interest pledge agreements, exclusive option agreements, financial support agreements and supplementary agreements to the exclusive option agreements (previously named as exclusive technical consulting and service agreements, power of attorney, equity pledge agreements, equity interest disposal agreements, financial support agreements, business operation agreements and intellectual properties license agreements prior to June 1, 2011) (the “Contractual Arrangements”), with the VIEs through E-Sun Sky Computer, which obligates E-Sun Sky Computer to absorb a majority of the expected losses from the activities of the VIEs’ activities, and entitles E-Sun Sky Computer to receive a majority of residual returns from the VIEs. Through these aforementioned agreements, the Company maintains the ability to approve decisions made by the VIEs, and the ability to acquire the equity interests in the VIEs when permitted by the PRC laws via E-Sun Sky Computer.

As a result of the Contractual Arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10, Consolidation: Overall. Effective on January 1, 2010. The Company is required to continue to consolidate the VIEs under the new guidance in ASU 2009-17 because the Company has been determined to 1) be the most closely associated with the VIEs and the subsidiary of E-Sun Network among the members of the related party group who share the power to direct the activities of the VIEs that most significantly impact their economic performance, and 2) has the obligation to absorb losses or the right to receive benefits of the VIEs that could potentially be significant to the VIEs.

On December 28, 2013, 500.com Limited agreed to provide unlimited financial support to the VIEs for their operations. In addition, pursuant to the power of attorney agreements entered into among 500.com Limited, E-Sun Sky Computer and the nominee shareholders of the VIEs, on December 28, 2013, the nominee shareholders of the VIEs assigned the rights to attend the VIEs’ shareholders' meetings and to vote on all of the matters in the VIEs that require shareholders' approval, which was entrusted to E-Sun Sky Computer to 500.com Limited. As a result of the assignment of power of attorney from E-Sun Sky Computer to 500.com Limited and the provision of unlimited financial support from 500.com Limited to the VIEs, 500.com Limited has been determined to be most closely associated with the VIEs within the group of related parties and replaced E-Sun Sky Computer as the primary beneficiary of the VIEs on December 28, 2013.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs included in the Company’s consolidated balance sheets and statements of comprehensive income are as follows:

	As of December 31,2012	As of December 31,2013	As of December 31,2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	16,392	27,831	4,597
Restricted cash	10,609	15,090	2,493
Accounts receivable	13,531	50,778	8,388
Accounts receivable due from employees	225	—	—
Amounts due from related parties	169,266	—	—
Amounts due from intergroup companies	7	105,169	17,373
Prepayments and other current assets	67,759	92,395	15,263
Deferred tax assets, current portion	6,498	15,287	2,525

Total current assets	284,287	306,550	50,639

Non-current assets:
Property and equipment, net	30,929	28,703	4,741
Intangible assets, net	1,338	1,130	187
Deposits	5,295	5,771	967
Deferred initial public offering expenses	250	—	—
Deferred tax assets, non-current	841	157	26
Other non-current assets	—	2,738	439

Total non-current assets	38,653	38,499	6,360

TOTAL ASSETS	322,940	345,049	56,999

LIABILITIES
Current liabilities:
Short-term loans	—	12,802	2,115
Amounts due to intergroup companies	46,322	3,470	573
Accrued payroll and welfare payable	7,038	8,336	1,377
Accrued expenses and other current liabilities	59,538	72,857	12,036
Income tax payable	1,554	1,863	308

Total current liabilities	114,452	99,328	16,409

Non-current liabilities:
Long-term payables	11,852	29,328	4,845

Total non-current liabilities	11,852	29,328	4,845

TOTAL LIABILITIES	126,304	128,656	21,254

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net revenues	169,463	113,566	182,255	30,106
Net income	39,257	3,720	19,759	3,264

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. In addition, the Company has not provided any financial support to its VIEs as of December 31, 2013.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, useful lives of property and equipment, intangible assets, realization of deferred tax assets, share-based compensation and consolidation of variable interest entities. Actual results could materially differ from those estimates.

Changes in Presentation of Comparative Information

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and VIEs in which it has a controlling financial interest. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions among the Company, its subsidiaries and VIEs have been eliminated on consolidation.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Convenience translation

Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.0537 on December 31, 2013 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Foreign currency

The functional currency of the Company, BVI and 500wan HK is the United States dollars. E-Sun Sky Computer and VIEs determined their functional currencies to be the RMB, which is their respective local currency based on the criteria of ASC subtopic 830-10, Foreign Currency Matters: Overall. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of comprehensive income.

Cash and cash equivalents

Cash and cash equivalents represents cash on hand and demand deposits which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash represents amounts of cash held by a bank which (i) were granted by the government and designated only for the purchase of fixed assets for certain approved projects, (ii) were drawn from short-term loans and designated only for marketing activities, and (iii) were pledged to the financial institutions as collateral for the Company’s bank loans.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Time deposits

Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year. Interest income from time deposits is included in the consolidated statements of comprehensive income. During the years ended December 31, 2011, 2012 and 2013, the Company recorded interest income of RMB243, RMB1,132 and RMB2,058 (US$340) in the consolidated statements of comprehensive income respectively.

Accounts receivables and allowance for doubtful accounts

Accounts receivables are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers factors such as customer circumstances or age of the receivable. Accounts receivable are written off after all collection efforts have ceased. Collateral is not typically required, nor is interest charged on accounts receivable.

Accounts receivable due from employees

Under the current prize payout scheme of national and provincial lottery products, prizes can only be claimed by natural persons who present the winning lottery tickets at the time of collection. Accounts receivable due from employees represents cash from winning tickets deposited into certain employees’ personal bank accounts which will be transferred into the Group’s bank accounts prior to allocation to the winner’s accounts. The Company employs several measures to ensure that the employees’ personal bank accounts are under the Company’s control, for example, keeping a record of the account numbers, passwords, online login information and electronic banking keys of such personal accounts, and monitoring the account activities constantly.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual
Electronic and office equipment	3-5 years	5%
Motor vehicles	10 years	2-5%
Leasehold improvement	Shorter of lease term or the estimated useful lives of the assets	—

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income.

Intangible assets

Intangible assets represent computer software and purchased domain name. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets, which are set out as follows:

Category	Estimated Useful Life
Computer software	5 years
Purchased domain name	10 years

Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge for the long-lived assets was recognized for any of the years presented.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value Measurements

Financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, accounts receivable due from employees, amounts due from related parties, amounts due to a related party and the derivative redemption feature (note 9). As of December 31, 2012 and 2013, the carrying values of these financial instruments, approximate their fair values due to their short-term maturities. The Company determined the fair value of the derivative redemption feature with the assistance of an independent third party valuation firm.

The Company applies ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2— Include other inputs that are directly or indirectly observable in the marketplace.

Level 3— Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Group measures the fair value of the derivative redemption feature using an income approach based on inputs that are unobservable (level 3) in the market.

The following table presents a reconciliation of the derivative redemption feature measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2013.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value Measurements (continued)

Derivative redemption feature
RMB
Balance as of December 31, 2012	—
Fair value of the derivative redemption feature on issuance date	22,355
Change in fair value of the derivative redemption feature	26,809
Settlement of the derivate redemption feature upon IPO	(49,164)

Balance as of December 31, 2013	—

The change in fair value of the derivative redemption feature for the year ended December 31, 2013 was recorded as "Changes in fair value of the derivative component of the convertible note” in the consolidated statements of operations

Revenue recognition

The Group’s revenues are derived principally from online lottery purchase services. Revenue is recognized in accordance with ASC 605-10, Revenue Recognition: Overall, when all of the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured.

Online lottery purchase services

The Group earns service income for online lottery purchase services and revenues are generated from processing lottery purchase orders from end users (“Service Fee”). The Group receives purchase orders from end users through its website and processes the orders with the lottery administration centers. Service Fee is received from the lottery administration centers based on the pre-determined service fee rate and the total amount of the processed orders. Pursuant to ASC 605-45, Principal Agent Considerations, the Group records Service Fee on a net basis because the Group is not the primary obligor in the arrangement, but acts as an agent in providing such purchase services.

Contingent service fee

The Group is entitled to receive additional Service Fee from lottery administration centers when the total amounts of purchase orders reach an agreed threshold (“Contingent Service Fee”). As the Group is the agent in providing lottery purchase services, any Contingent Service Fee received is recorded as net revenue when the agreed thresholds are reached. Once the Group reaches the agreed thresholds, the Contingent Service Fee is then fixed and not subject to any adjustments.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Super VIP incentive

Certain qualified end users (“Super VIP”) are entitled to receive incentives from the Group based on actual purchase amount of each transaction. As the Group does not receive an additional service or benefit from the Super VIP other than service fee earned from lottery administration centers by the Group from the transaction, the incentives are recognized as a reduction of revenue at each year end in accordance with ASC 605-50, Customer Payments and Incentives.

Lottery pool purchase service

Lottery pools involve individual end users purchasing a share in a pooled lottery outcome or group of outcomes with other users. Through the lottery pool purchase service, an end user, an initiator, starts a lottery pool by specifying a range of parameters, such as the lottery portfolio, total purchase amount and payout ratio.

The initiator is required to commit a minimum initial purchase amount when they initiate a pool, usually a certain percentage of the total purchase amount. Other end users then join the pool by agreeing to the parameters set by the initiator and committing on the purchase amount. When the total purchase amount as specified by the initiator is reached, the pooled lottery purchase order will be delivered in the manner specified by the initiator. When the actual purchase amount does not reach the total purchase amount as specified by the initiator but reaches a certain percentage of total purchase amount before the lottery pool purchase deadline, the Group contributes the remaining outstanding purchase amount (i.e., residual amount of lottery pool) in order to complete the lottery pool transaction. If the tickets win prizes from the lottery, the Group distributes the cash prizes to the end users based on the predetermined payout ratio, and the residual amount after distribution is retained by the Group.

Since the Group contributes the residual amount of lottery pool in order to earn Service Fee from the purchase made by the lottery pool and does not provide any service to the lottery administration centers, the residual amount of lottery pool contributed by the Group paid to the lottery administration centers is recognized as a reduction of revenue. The residual amount of the lottery pool retained by the Group after distribution of the prizes are presented as “other operating income”, and recognized upon the announcement of lottery results, as the Group’s principal activity is to provide lottery purchase services to end users.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of services

Cost of services comprises employee costs, business tax and surcharges and other direct costs incurred in providing the purchase services. These costs are expensed as incurred.

Business tax and surcharges

Business tax and surcharges for the years ended December 31, 2011, 2012 and 2013 of RMB7,639, RMB5,485 and RMB7,526 (US$1,243) respectively, were recorded in cost of services in the consolidated statements of comprehensive income. The Group’s online lottery purchase services are subject to business taxes, surcharges and cultural development fees totaling approximately 2.27%-5.61% of revenues before deduction for incentives to certain registered users and residual amount payment to complete the lottery pool purchase.

Sales and marketing expenses

Commission to certain internet companies

The Group is responsible to pay certain internet companies a predetermined fixed percentage of the total purchase or deposit amount only if 1) public users enter the Group’s website by redirection through these internet companies’ website, and/or 2) public users have successfully purchased any lottery tickets or deposited certain amounts of cash into their accounts in the Group’s website. The Group is responsible for providing online lottery purchase services when such public users enter the Group’s website to purchase lottery tickets. Neither online lottery purchase services have been provided by these internet companies, nor have separate lottery service agreements been entered into between internet companies and the public users. Since these internet companies are providing similar services as those services that have been provided by the Group’s internal sales personnel/agent, any relevant costs to be paid by the Group is treated as sales and marketing expenses.

Advertising expenditure

Advertising costs are expensed as incurred and are included in “sales and marketing expenses” in the consolidated statement of comprehensive income. Advertising expenses were approximately RMB20,848, RMB12,143 and RMB30,759 (US$5,081) for years ended December 31, 2011, 2012 and 2013, respectively.

Sponsorship expenses

A significant amount of the Company’s sales and marketing expenses consist of payments under a sponsorship contract. Accounting for sponsorship payments is based upon specific contract provisions.

Generally, sponsorship payments are expensed on a straight-line basis over the term of the contract after giving recognition to periodic performance provisions of the contract. Prepayments made under the contract are included in prepayments based on the period to which the prepayments apply.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales and marketing expenses (continued)

Awards granted to certain qualified end users

All new end users are entitled to receive bonus credits from the Group upon the initial registration of their user accounts and all existing users are entitled to receive bonus credits from the Group by depositing a specified amount of cash into their user accounts during a marketing promotion period. The end users can only apply the bonus credits received against future lottery product purchases processed by the Group. The bonus credits are recognized as sales and marketing expenses when the bonus credits are granted to the end users.

All new and existing end users are entitled to receive additional prize money for winning tickets from selected lotteries purchased through the Group during a marketing promotion period. The cost of the additional prize money is to be shared between the lottery administration centers and the Group at a predetermined percentage or funded entirely by the Group. As the Group does not receive an identifiable benefit in return for the consideration that is sufficiently separable from the lottery administration centers’ purchase of lottery processing services from the Group, the additional prize money provided to the lottery administration center, are recognized as a reduction of revenue at each period end in accordance with ASC 605-50, Customer Payments and Incentives.

Service development expenses

Service development expenses consist primarily of personnel-related expenses incurred for the development of, enhancement to, and maintenance of the Group’s website that either (i) did not meet the ASC 350-50-25 capitalization criteria; or (ii) met the capitalization criteria but the capitalizable internal costs cannot be separated on a reasonably cost-effective basis between maintenance and relatively minor upgrades and enhancements. Service development expenses are recognized as expenses when incurred.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Group leases certain office facilities under cancelable and non-cancelable operating leases, generally with an option to renew upon expiry of the lease term. In accordance with ASC 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the properties estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group had no capital leases for the years ended December 31, 2011, 2012 and 2013.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income in the period that includes the enactment date.

Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law and is classified in the consolidated statements of comprehensive income as income tax expense. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

In accordance with the provisions of ASC 740-10, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit, determined on a cumulative probability basis, that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the “long-term payables” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits or liability ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

In conjunction with ASC 740-10, the Group also applied ASC 740-30, Income Taxes: Other Considerations or Special Areas, to account for the temporary differences arising from the undistributed earnings of the foreign subsidiaries. According to the provision of ASC 740-30, all undistributed earnings of a subsidiary shall be presumed to be transferred to the parent entity. Accordingly, the undistributed earnings of a subsidiary included in consolidated income shall be accounted for as a temporary difference and affect deferred tax expense unless the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free. The Group estimated deferred tax liability for undistributed earnings and share capital periodically and recognized in accordance with ASC 740-30 in the consolidated statements of comprehensive income as income tax expense.

Share-based compensation

Share options granted to employees and the director

Share options granted to employees and the director are accounted for under ASC 718, Share-Based Payment. In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees and the director classified as equity awards, are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Company recognizes compensation expenses using the straight-line method for share options granted with graded vesting based on service conditions, provided that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the share options that are vested at that date.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation (continued)

Share options granted to employees and the director (continued)

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

The compensation costs associated with a modification of the terms of the award (“modification award”) are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the modification award over the fair value of the original award at the modification date. Therefore, in relation to the modification award, the Company recognizes share-based compensation over the vesting periods of the new options, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (2) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

Share options granted to non-employees

The Company records share-based compensation expense for awards granted to consultants in exchange for services at fair value in accordance with the provisions of ASC 505-50, Equity based payment to non-employees. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income on the grant date.

The Company, with the assistance of an independent valuation firm, determined the fair values of the share-based compensation options recognized in the consolidated financial statements. The binomial option pricing model is applied in determining the estimated fair value of the options granted to employees and non-employees.

Share split

On April 26, 2011, the Company effected a share split by which each of the Company’s ordinary share, par value US$0.001 per share, was split into 20 ordinary shares, par value US$0.00005 per share. All ordinary share and per share information before April 26, 2011 are adjusted retroactively for this share split for all periods presented in accordance with ASC 260-10-55-12, Earnings Per Share.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred initial public offering (“IPO”) expenses

Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred. Such costs, including legal and other professional fees, are recorded as deferred IPO expenses in the consolidated balance sheets and will be charged against the gross proceeds received from such offering. The Group expensed the previously deferred IPO expenses of RMB6,404 (US$1,058) associated with its prior registration statements on Form F-1 for the year ended December 31, 2012 because this IPO was postponed for a period in excess of 90 days and as a result the Company consider the offering to be aborted in accordance with ASC 340-10-S99-1.

Earnings per share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall, using the two class method. Under the provisions of ASC 260-10, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260-10, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation.

For the purposes of calculating the Company’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is recognized in the consolidated statements of comprehensive income as operating income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized as a deferred government grant and recognized in the consolidated statements of comprehensive income as operating income in proportion to the depreciation of the related assets.

Recent accounting pronouncement

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740) (“ASU 2013-11”) to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC Topic 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. The Company does not expect the adoption of ASU 2013-11 will have a significant effect on its consolidated financial statements.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and accounts receivable. As of December 31, 2013, substantially all of the Group’s cash was deposited in financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from commission earned from lottery administration centers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its lottery administration centers and its ongoing monitoring of outstanding balances.

Concentration of suppliers

Approximately 90.3%, 98.3% and 87.3% of total service fees were derived from service fees received from lottery purchased from three lottery administration centers for the years ended December 31, 2011, 2012 and 2013, respectively. The significance of the service fees received from the three lottery administration centers are as follows. The service fees received from the respective lottery administration centers represent net revenues recognized before the reduction of: (i) incentives paid to end users, (ii) the residual amount of lottery pool contributed by the Group and (iii) the cost of additional prize money to be shared between the lottery administration centers and the Group.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

3.	CONCENTRATION OF RISKS (continued)

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Lottery administration center A	133,809	111,533	169,474	27,995
Lottery administration center B	34,744	43,440	75,212	12,424
Lottery administration center C	41,339	13,653	45,231	7,472

Concentration of serviced lottery products

Approximately 88.0%, 88.0% and 95.9% of total service fees was derived from five lottery products for the years ended December 31, 2011, 2012 and 2013, respectively.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts the majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31, 2012	As of December 31, 2013	As of December 31, 2013
	RMB	RMB	US$
Accounts receivable	22,937	62,522	10,328
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	22,937	62,522	10,328

5.	PREPAYMENTS, OTHER CURRENT ASSETS AND DEPOSITS

Prepayments and other current assets consist of the following:

	As of December 31, 2012	As of December 31, 2013	As of December 31, 2013
	RMB	RMB	US$
Prepayments	968	824	136
Deposits for future lottery ticket purchase	45,055	55,911	9,236
Receivables from third party payment service providers	5,997	12,416	2,051
Receivables from lottery administration centers for winnings	5,960	15,880	2,623
Deferred sponsorship and advertising expenses	6,891	1,757	290
Others	3,788	7,485	1,237

	68,659	94,273	15,573

Deposits for future lottery ticket purchase represents cash paid in advance by the Group to lottery administration centers for the purchase of lottery tickets.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

5.	PREPAYMENTS, OTHER CURRENT ASSETS AND DEPOSITS (continued)

Deposits consist of the following:

	As of December 31, 2012	As of December 31, 2013	As of December 31, 2013
	RMB	RMB	US$
Deposits for lottery ticket equipment and office leases	5,463	5,939	981

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31, 2012	As of December 31, 2013	As of December 31, 2013
	RMB	RMB	US$
Electronics and office equipment	18,962	23,349	3,857
Motor vehicles	4,772	4,557	753
Leasehold improvements	27,327	25,748	4,253

Property and equipment, cost	51,061	53,654	8,863
Less: Accumulated depreciation	(12,959)	(17,441)	(2,881)

Property and equipment, net	38,102	36,213	5,982

Depreciation expenses were approximately RMB3,589, RMB5,167 and RMB7,847 (US$1,296) for the years ended December 31, 2011, 2012 and 2013, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

7.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31, 2012	As of December 31, 2013	As of December 31, 2013
	RMB	RMB	US$
Cost:
Software	2,168	3,975	656
Domain name	658	658	109

	2,826	4,633	765

Accumulated amortization:
Software	(427)	(1,020)	(168)
Domain name	(170)	(236)	(39)

	(597)	(1,256)	(207)

Intangible assets, net	2,229	3,377	558

Amortization expenses were approximately RMB231, RMB353 and RMB659 (US$109) for the years ended December 31, 2011, 2012 and 2013, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

	RMB	US$
2014	659	109
2015	659	109
2016	659	109
2017	659	109
2018 and thereafter	741	122

	3,377	558

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2012	As of December 31, 2013	As of December 31, 2013
	RMB	RMB	US$
Advance from end users	30,505	40,578	6,703
Business tax and other taxes payable	5,396	4,031	666
Deferred government grant	14,001	17,925	2,961
Professional fees payable	4,823	15,442	2,552
Advertising and sponsorship payable	2,653	902	149
Others	8,929	9,368	1,547

	66,307	88,246	14,578

Advance from end users represents 1) payments received by the Group in advance from the end users prior to the purchase of lottery tickets, and 2) prize distribution made by the Group to the winning end users’ registered account.

9.	CONVERTIBLE NOTE

On October 21, 2013, pursuant to a convertible note purchase agreement, the Company issued a convertible note due June 30, 2014 in the aggregate principal amount of US$20,000 to Sequoia Capital 2010 CGF Holdco, Ltd., or “Sequoia”. The total principal amount of US$20,000 was received in October 2013. The convertible note bore interest at 10% per annum, uncompounded and computed on the basis of the actual number of days elapsed, or 13% per annum upon an event of default, uncompounded and computed on the basis of the actual number of days elapsed.

The convertible note was automatically converted into the number of Class B ordinary shares equivalent to the outstanding amount of the convertible note divided by the applicable conversion price immediately upon the completion of the Company’s IPO. The applicable conversion price was equal to 80% of the per share issuance price of the Class A ordinary shares issued for the Company’s IPO. In the event of automatic conversion triggered by the IPO, the convertible note shall be deemed interest free between the date of issuance and the date of conversion.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

9.	CONVERTIBLE NOTE (continued)

The redemption feature meets the definition of a derivative and is bifurcated from the convertible note and accounted for in accordance with ASC 815, Derivatives and Hedging. The change in fair value of the embedded derivative is recorded in earnings.

Upon completion of the IPO, the conversion of the convertible note into US$25,000 of 19,230,769 Class B ordinary shares was accounted for as an extinguishment in accordance with ASC 405. The sum of: (i) the interest expense arising from the host debt instrument of RMB3,933 (US$650), (ii) change in fair value of the bifurcated redemption feature RMB26,809 (US$4,429), and (iii) extinguishment gain or loss (Nil), equaled to RMB30,742 (US$5,079), which represented the incremental value the holder receives upon the conversion.

10.	ACCUMULATED DEFICIT

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiary.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, Company’s PRC subsidiary, E-Sun Sky Computer, being a foreign-invested enterprise established in the PRC, is required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. E-Sun Sky Computer is required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the E-Sun Sky Computer.

In accordance with the China Company Laws, the Company’s VIEs are PRC domestic companies (i.e. E-Sun Network, E-Sun Sky Network, Youlanguang Technology and Guangtiandi Technology), and they must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of each individual VIE.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

10.	ACCUMULATED DEFICIT (continued)

The general reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they available for distribution except under liquidation.

	As of December 31, 2012	As of December 31, 2013	As of December 31, 2013
	RMB	RMB	US$
PRC statutory reserved funds	19,724	20,849	3,444
Unreserved accumulated deficit	(294,197)	(189,268)	(31,265)

	(274,473)	(168,419)	(27,821)

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital, statutory reserve funds and retained earnings of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB336,653 (US$55,611) as of December 31, 2013 therefore in accordance with Rules 504 and 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 are disclosed in note 22.

Furthermore, cash transfers from the Company’s PRC subsidiary to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiary and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

11.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the subsidiary of BVI is not subject to tax on income or capital gains.

Hong Kong

Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income.

China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology is subject to the EIT rate of 25% for the three years ended December 31, 2013.

The EIT Law provides a transition period from its effective date for enterprises which were established before the promulgation date of the EIT Law and were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. According to the transitional rule, certain categories of enterprises, including the enterprises located in Shenzhen Special Economic Zone which previously enjoyed a preferential EIT rate of 15%, are eligible for a five-year transition period during which the EIT rate will be gradually increased to the uniform rate of 25%. Therefore, E-Sun Network is subject to the transitional EIT rate of 24% and 25% in 2011 and 2012, respectively. As the five-year transition period has expired, E-Sun Network applies the uniform 25% EIT rate in 2013.

E-Sun Sky Network, which is qualified as “Software Enterprise”, was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for succeeding three years commencing from the first profit-making year. 2006 was the first year of EIT exemption for E-Sun Sky Network. In addition, E-Sun Sky Network is subject to aforesaid transition rule. As a result, E-Sun Sky Network is subject to EIT at the rate of 11%, 24% and 25% in 2011, 2012 and 2013, respectively. In October 2011, E-Sun Sky Network obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2011. In 2013, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the two years ended December 31, 2012. Thus, E-Sun Sky Network complied with the lower preferential tax rate of 10% in 2011 and 2012. As such title is granted to the enterprises on an annual basis and as no approval is granted to the Company for year 2013, preferential income tax rate of 15% is applied for the “High-tech Enterprise” certification.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

11.	INCOME TAXES (continued)

China (continued)

In March 2011, E-Sun Sky Computer obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2011 was the first year of EIT exemption for E-Sun Sky Computer. E-Sun Sky Computer is subject to EIT at the rate of 0%, 0% and 12.5% in 2011, 2012 and 2013, respectively.

In June 2013, Guangtiandi Technology obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2013 was the first year of EIT exemption for Guangtiandi Technology. Guangtiandi Technology is subject to EIT at the rate of 25%, 25% and 0% in 2011, 2012 and 2013, respectively.

Income (loss) before income taxes consists of:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cayman Islands	(667)	(2,842)	(32,227)	(5,323)
British Virgin Islands	(3)	(22)	(12)	(2)
Hong Kong	—	(159)	(297)	(49)
PRC	42,724	25,267	62,296	10,290

	42,054	22,244	29,760	4,916

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive income are as follows:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Current tax expense	(7,933)	(10,856)	(20,839)	(3,442)
Deferred tax benefit (expense)	(20,564)	(7,145)	97,133	16,045

Income tax benefit (expense)	(28,497)	(18,001)	76,294	12,603

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

11.	INCOME TAXES (continued)

China (continued)

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax expense is as follows:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Income before income taxes	42,054	22,244	29,760	4,916
Income tax computed at applicable tax rates (25%)	10,513	5,561	7,440	1,229
Effect of different tax rates in different jurisdictions	168	755	8,134	1,344
Non-deductible expenses	15,164	8,603	15,810	2,612
Additional taxable expenses	(1,935)	—	—	—
Effect of tax holiday	(11,783)	(8,449)	(942)	(155)
Effect of tax rate changes	(4,110)	(3,076)	(15,581)	(2,574)
Change in valuation allowance	(79)	1,621	(1,900)	(314)
Changes in interest and penalties on unrecognized tax benefits	305	544	2,222	367
Effect of EIT reversal for previous years	(1,253)	—	(2,741)	(453)
Outside basis differences	21,482	11,919	(88,796)	(14,668)
Others	25	523	60	9

	28,497	18,001	(76,294)	(12,603)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Balance at beginning of year	2,833	4,315	11,577	1,912
Increase relating to current year tax positions	2,738	7,464	18,843	3,113
Decrease relating to prior year tax positions	(1,253)	—	(2,955)	(489)
Decrease relating to expiration of applicable statute of limitations	(3)	(202)	(60)	(9)

Balance at end of year	4,315	11,577	27,405	4,527

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

11.	INCOME TAXES (continued)

China (continued)

At December 31, 2011, 2012 and 2013, there are RMB1,150, RMB6,024 and RMB14,342 (US$2,369) of unrecognized tax benefits that would affect the annual effective tax rate if recognized. The unrecognized tax benefits mainly related to non-deductible expenses. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, pending factors such as changes in PRC tax law or administrative practices and precedents, or tax authority inquiries. An estimate of the change cannot be reasonably made.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in taxation expenses. During the years ended December 31, 2011, 2012 and 2013, the Company recognized approximately RMB305, RMB544 and RMB2,463 (US$407) and reversed approximately nil, nil and RMB241 (US$40) in interest and penalties. The Company had accrued approximately RMB547, RMB1,091 and RMB3,313 (US$547) for the payment of interest and penalties accrued as of December 31, 2011, 2012 and 2013, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Company’s tax filings. The statue of limitation for transfer pricing issues is 10 years. As of December 31, 2013, the PRC subsidiaries 2011-2013 tax returns remain open to examination.

The aggregate amount and per share effect of tax holidays are as follows:

	2011	2012	2013	2013
	RMB	RMB	RMB	US$
The aggregate amount	11,783	8,449	942	155

The aggregate effect on basic and diluted earnings per share
Basic	0.05	0.04	—	—

Diluted	0.05	0.04	—	—

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

11.	INCOME TAXES (continued)

China (continued)

The components of deferred taxes are as follows:

	2012	2013	2013
	RMB	RMB	US$
Deferred tax assets, current portion
Accrued payroll and welfare payable	1,917	1,630	269
Advertising expenditure deductible in future years	3,539	11,675	1,929
Deferred government grants	2,109	2,813	465
Less: valuation allowance	(571)	(102)	(17)

Total deferred tax assets, current portion	6,994	16,016	2,646

Deferred tax assets, non-current portion
Net operating losses	3,349	1,234	204
Less: valuation allowance	(2,508)	(1,077)	(178)

Total deferred tax assets, non-current portion	841	157	26

Deferred tax liabilities, non-current portion
Outside basis differences	(88,796)	—	—

Total deferred tax liabilities, non-current portion	(88,796)	—	—

The Company records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2013, the Company had net operating losses (“NOLs”) of approximately RMB4,936 (US$815) from several of its VIEs, which can be carried forward to offset future net profit for income tax purposes. The NOLs as of December 31, 2013 will expire in years 2014 to 2018 if not utilized.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

11.	INCOME TAXES (continued)

Reversal of deferred tax liabilities arising from outside basis differences

Deferred tax liabilities arising from outside basis differences of the Company’s investments in subsidiaries are considered under ASC subtopic 740-30 ("ASC 740-30"), Income Taxes: Other Considerations or Special Areas. The deferred tax expense relating to outside basis differences arises from (i) aggregate undistributed earnings and share capital of the VIEs that are available for distribution to E-Sun Sky Computer, a PRC tax resident company, and (ii) aggregate undistributed earnings of the foreign subsidiaries that are available for distribution to the Company.

Before May 31, 2010, the aggregate undistributed earnings of the PRC subsidiaries that were available for distribution to the Company were indefinitely reinvested and accordingly, no provision was made for income taxes that would be payable upon the distribution of those amounts to the Company.

On May 31, 2010 and November 15, 2010, the Company’s management reassessed the adequacy of working capital and declared the distribution of dividends totaling RMB159,901 to all ordinary shareholders of the Company. As a result, the Company recorded deferred tax liabilities relating to the aggregate undistributed earnings of the PRC subsidiaries that will be remitted to the Company for the dividends declared. The portion of undistributed earnings of the PRC subsidiaries exceeding the dividend distribution was indefinitely reinvested.

On December 6, 2012, the Company declared the distribution of dividends totaling RMB90,000 to all ordinary shareholders of the Company. Upon the declaration of this distribution of dividends, the Company’s management ceased indefinite reinvestment plan on the undistributed earnings of the PRC subsidiaries. As a result, the Company recorded a deferred tax liability relating to the aggregate undistributed earnings of the PRC subsidiaries that are available for distribution to the Company.

On December 28, 2013, the Company agreed to provide unlimited financial support to the VIEs and replaced E-Sun Sky Computer as the primary beneficiary of the VIEs. In addition, management has asserted to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. As the Company is indefinitely reinvesting the undistributed earnings of the Group’s foreign subsidiaries in the PRC, the deferred tax liabilities (i.e. RMB88,796), arising from the aggregate outside basis differences of the foreign subsidiaries and the VIEs were reversed during the year ended December 31, 2013.

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB175,402 and RMB304,191 (US$50,249) as of December 31, 2012 and 2013 respectively. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. Determination of the amount of unrecognized deferred US income tax liability is not practicable.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	SHORT-TERM LOANS

The short-term loans outstanding as of December 31, 2013 represents RMB denominated loans of an aggregate amount of RMB18,166 (US$3,001) obtained from a financial institution in the PRC, for working capital purposes. The loans have a fixed interest rate of 7.32% per annum and a term of twelve months. The loans are guaranteed by E-Sun Sky Computer, Mr. Man San Law and Ms. Ping Yuan (i.e. shareholder). As of December 31, 2013, the Company has repaid RMB5,364 (US$886).

13.	DIVIDENDS PAYABLE

For the years ended December 31, 2010 and 2012, the board of directors of the Company declared the distribution of dividends of RMB159,901 and RMB90,000 respectively, to all ordinary shareholders of the Company. The remaining unpaid dividends were RMB194,526 as of December 31, 2012, and nil as of December 31, 2013. All dividends payable were paid in the current year prior to the completion of the IPO.

14.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately RMB4,975, RMB6,595 and RMB 8,848 (US$ 1,461) for the years ended December 31, 2011, 2012 and 2013, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT

On March 28, 2011, the shareholders and board of directors of the Company approved the 2011 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. These options were granted with exercise prices denominated in U.S. dollars, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of the Company’s issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued share option is ten years from the grant date.

On April 8, 2011, the Company granted 13,864,000 share options to a director and employees with an exercise price of US$0.40 per share. For these awards, 5,506,600 options will be vested upon the first anniversary of the grant date, 5,225,800 options will be vested upon the second anniversary of the grant date, 1,565,800 options will be vested upon the third anniversary of the grant date, and 1,565,800 options will be vested upon the fourth anniversary of the grant date.

On April 8, 2011, the Company granted 5,003,980 and 12,600,000 share options to another director and a consultant with an exercise price of US$0.40 per share, and all were vested on the grant date.

On October 22, 2013, the Company granted 2,660,000 share options to employees with an exercise price of US$0.40 per share. For these awards, 600,000 options will be vested on 180 days after the grant date, 1,620,000 options will be vested upon the first anniversary of the grant date, 220,000 options will be vested upon the second anniversary of the grant date, and 220,000 options will be vested upon the third anniversary of the grant date.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

A summary of share option activity and related information for the year ended December 31, 2013 is as follows:

Share options granted to employees and directors

	Number of option	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	US$	(Years)	US$’000
Outstanding, January 1, 2013	18,719,980	0.25	0.35	8.27
Granted	2,660,000	0.40	0.95
Exercised	(2,660,000)	0.20	0.36

Outstanding, December 31, 2013	18,719,980	0.28	0.43	7.63	60,936

Vested and expected to vest at December 31, 2013	18,337,300	0.28	0.44	7.64	59,659

Exercisable at December 31, 2013	13,002,380	0.28	0.34	7.27	42,388

Share options granted to consultants

	Number of option	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	US$	(Years)	US$’000
Outstanding, January 1, 2013	12,600,000	0.40		8.27

Outstanding, December 31, 2013	12,600,000	0.40	0.31	7.27	39,526

Vested at December 31, 2013	12,600,000	0.40	0.31	7.27	39,526

Exercisable at December 31, 2013	12,600,000	0.40	0.31	7.27	39,526

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as of December 31, 2013 and the exercise price. Total intrinsic value of options exercised for the year ended December 31, 2013 was RMB53,741 (US$8,877). No share option granted to the employees and directors were exercised during the year ended December 31, 2011 and 2012.

On June 8, 2012 (the “modification date”), the Company modified the exercise price of both vested and unvested 13,740,000 options that were previously granted to 88 employees, from US$0.4 to US$0.2. The modification was intended to provide additional incentives for these employees.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

In accordance with ASC 718-20 Compensation—Stock Compensation, the effects of a modification resulted in incremental compensation cost of US$670, which was measured as the excess of the fair value of the modified award of US$3,460 over the fair value of the original award of US$2,790 at the modification date.

The total compensation cost measured at modification date was US$2,214, representing the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at the modification date of US$1,544 and the incremental compensation cost resulting from the modification of US$670.

The incremental compensation cost of US$178 for vested options was recognized immediately at the modification date, while the compensation cost of US$2,036 for unvested options is being amortized on a straight-line basis over the remaining vesting term of the original award.

As of December 31, 2013, there was RMB14,154 (US$2,338) of unvested share-based compensation costs related to equity awards granted to employees that is expected to be recognized over a weighted-average vesting period of 1.3 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

As the share options granted to the director and consultants were fully vested at the grant date, the related compensation expenses were fully recognized in the consolidated statement of comprehensive income at the grant date.

The fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on market yield of U.S. Treasury Bond in effect at the time of grant. The assumptions used to estimate the fair value of the share options granted are as follows:

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

	For the year ended December 31
	2011	2012	2013
Expected volatility	50.34%	50.11%	49.86%
Risk-free interest rate	3.69%	1.34%	2.60%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%	0.00%	0.00%
Suboptimal early exercise factor	2.0	2.0	2.2

The total fair value of the vested equity awards granted to a director and consultants during the year ended December 31, 2011 was RMB9,970 (US$1,647) and RMB25,104 (US$4,147), respectively. No equity awards granted to the employees were vested during the year ended December 31, 2011. The total fair value of the vested equity awards granted to the employees during the year ended December 31, 2012 and 2013 was RMB12,437 (US$2,054) and RMB11,457 (US$1,893), respectively.

The exercise price of options granted during the years 2011 and 2013 equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value per share granted to directors and employees during the year ended December 31, 2011 was US$0.35, while those granted to the consultants was US$0.31. No share options were granted during the year ended December 31, 2012. The weighted-average grant-date fair value per share granted to employees during the year ended December 31, 2013 was US$0.95.

Total share-based compensation expenses relating to options granted to employees, the director and consultants for the years ended December 31, 2011, 2012 and 2013 are included in:

	For the year ended December 31, 2011
	Employees	Directors	Consultants	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of services	206	—	—	206	34
Sales and marketing	749	—	—	749	124
General and administrative	12,290	9,970	25,104	47,364	7,824
Service development expenses	1,835	—	—	1,835	303

	15,080	9,970	25,104	50,154	8,285

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

	For the year ended December 31, 2012
	Employees	Directors	Consultants	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of services	222	—	—	222	37
Sales and marketing	780	—	—	780	129
General and administrative	10,892	—	—	10,892	1,799
Service development expenses	1,810	—	—	1,810	294

	13,704	—	—	13,704	2,259

	For the year ended December 31, 2013
	Employees	Directors	Consultants	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of services	113	—	—	113	19
Sales and marketing	390	—	—	390	64
General and administrative	6,178	—	—	6,178	1,021
Service development expenses	880	—	—	880	145

	7,561	—	—	7,561	1,249

16.	RELATED PARTY

(a)	Related parties

Name of related parties	Relationship with the Group
Shenzhen Bozhi Consulting Co., Ltd.	Entity controlled by the Chairman and Chief Executive Officer of the Company *
Delite Limited	Shareholder of the Company

*	Man San Law

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

16.	RELATED PARTY (continued)

(b) The Group had the following related party balances as of December 31, 2012 and 2013:

	As of December 31, 2012	As of December 31, 2013	As of December 31, 2013
	RMB	RMB	US$
Amounts due from related parties:
Shenzhen Bozhi Consulting Co. Ltd.	187,266	—	—
Delite Limited	976	—	—

	188,242	—	—

Amount due to a related party:
Delite Limited	8,520	—	—

	8,520	—	—

All balances with related parties as of December 31, 2012 were unsecured, non-interest bearing and repayable on demand.

The balances with Delite Limited and Shenzhen Bozhi Consulting Co. Ltd. as of December 31, 2012 were settled prior to the completion of the IPO.

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

	RMB	US$
2014	4,091	676
2015	3,236	535
2016	1,376	227
2017	1,376	227
2018 and thereafter	2,751	454

	12,830	2,119

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

17.	COMMITMENTS AND CONTINGENCIES (continued)

Operating lease commitments (continued)

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Company’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties. For the years ended December 31, 2011, 2012 and 2013, total rental expenses for all operating leases amounted to approximately RMB3,480, RMB4,435 and RMB4,931 (US$815), respectively.

Income taxes

As of December 31, 2012 and 2013, the Group has recognized approximately RMB11,151 and RMB28,947 (US$4,782), respectively, as an accrual for unrecognized tax benefits, including related interest and penalties. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2012, and 2013, the Group classified the accrual of RMB11,151 and RMB28,947 (US$4,782), respectively, as a non-current liability.

Variable interest entity structure

In the opinion of management, (i) the ownership structure of the Company and its VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with VIEs are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

17.	COMMITMENTS AND CONTINGENCIES (continued)

Contractual Arrangements among the Company and the VIEs

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. The Company could face material and adverse tax consequences if the PRC tax authorities were to determine that the Contractual Arrangements among the Company and the respective VIEs were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose interest on late payments on the Company and the respective VIEs for the adjusted but unpaid taxes. In the opinion of management, the likelihood of such an upward adjustment on taxation and related interest is remote based on current facts and circumstances.

Sponsorship commitments

Future sponsorship commitments as of December 31, 2013:

	RMB	US$
2014	2,000	330

	2,000	330

Payments for sponsorships are expensed on a straight-line basis over the beneficial periods. For the year ended December 31, 2013, total sponsorship expenses amounted to approximately RMB12,045 (US$1,990).

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

18.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented is calculated as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$	RMB	US$
	Class B	Class B	Class A	Class A	Class B	Class B
Earnings per share—basic:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—basic	13,557	4,243	2,758	456	103,296	17,063

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	230,768,220	229,374,777	6,198,153	6,198,153	232,144,532	232,144,532
Denominator used for earnings per share	230,768,220	229,374,777	6,198,153	6,198,153	232,144,532	232,144,532

Earnings per share—basic	0.06	0.02	0.45	0.07	0.45	0.07

Earnings per share—diluted:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share— diluted	13,557	4,243	10,875	1,796	95,179	15,723
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	—	—	95,179	15,723	—	—

Net income attributable to ordinary shareholders	13,557	4,243	106,054	17,519	95,179	15,723

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	230,768,220	229,374,777	6,198,153	6,198,153	232,144,532	232,144,532
Conversion of Class B to Class A ordinary shares	—	—	232,144,532	232,144,532	—	—
Stock options	6,475,349	4,303,704	21,386,682	21,386,682	—	—

Denominator used for earnings per share	237,243,569	233,678,481	259,729,367	259,729,367	232,144,532	232,144,532

Earnings per share—diluted	0.06	0.02	0.41	0.07	0.41	0.07

Earnings per ADS:
Denominator used for earnings per ADS - basic	—	—	619,815	619,815	—	—
Denominator used for earnings per ADS - diluted	—	—	25,972,937	25,972,937	—	—
Earnings per ADS - basic	—	—	4.45	0.74	—	—
Earnings per ADS - diluted	—	—	4.08	0.67	—	—

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

19.	ORDINARY SHARES

In October 2013, 2,660,000 share options were exercised at the exercise prices of US$0.2 per share, resulting in the issuance of 2,660,000 Class B ordinary share of US$0.00005 each for an aggregate consideration of US$532.

Upon completion of the Company’s IPO in November 2013, the Company’s ordinary shares were converted into 66,539,000 Class A ordinary shares and 231,428,220 Class B ordinary shares. The conversion of ordinary shares into Class A and Class B ordinary shares has been retroactively reflected in the financial statements as if the conversion had occurred from the earliest period presented.

The Memorandum and Articles of Association were amended and restated such that the authorized share capital consisted of 1,000,000,000 ordinary shares at a par value of US$0.00005 per share, of which 700,000,000 shares were designated as Class A ordinary shares, and 300,000,000 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof.

Additionally, the Company issued 19,230,769 and 11,538,462 Class B ordinary shares as a result of the conversion of the convertible note (note 9) and the concurrent private placement for an aggregate consideration of US$15,000, respectively.

As of December 31, 2013, 66,539,000 and 262,197,451 Class A and Class B ordinary shares were issued and outstanding, respectively.

20.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the balance of the component of accumulated other comprehensive income for the years ended December 31, 2012 and 2013 are as follows:

	Foreign currency translation
	RMB	US$
Balance as of December 31, 2010	16,154	2,668
Other comprehensive loss	(224)	(37)

Balance as of December 31, 2011	15,930	2,631
Other comprehensive income	58	10

Balance as of December 31, 2012	15,988	2,641
Other comprehensive loss	(5,496)	(908)

Balance as of December 31, 2013	10,492	1,733

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

21.	SEGMENT REPORTING

In accordance with ASC 280-10 Segment Reporting: Overall, the Group’s chief operating decision maker has been identified as the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s consolidated results. As a result, the Group has only one reportable segment.

Geographic disclosures

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiary E-Sun Sky Computer and VIEs are restricted in their ability to transfer certain of its net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid up capital, retained earnings and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB336,653 (US$55,611) as of December 31, 2013. The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31, 2012	As of December 31, 2013	As of December 31, 2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,500	369,936	61,109
Time deposits	—	121,085	20,002
Other receivables	—	194	32
Amounts due from related parties	976	—	—
Amounts due from intergroup companies	5,633	1,559	258

Total current assets	10,109	492,774	81,401

Non-current assets:
Investment in subsidiaries and VIEs	207,239	335,566	55,432
Property and equipment, net	620	527	87
Deferred initial public offering expenses	1,243	—	—

Total non-current assets	209,102	336,093	55,519

TOTAL ASSETS	219,211	828,867	136,920

\500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed balance sheets (continued)

	As of December 31, 2012	As of December 31, 2013	As of December 31, 2013
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses and other liabilities	1,245	12,098	1,999
Dividends payable	194,526	—	—
Amount due to a related party	8,520	—	—
Amounts due to intergroup companies	—	7,349	1,214

Total current liabilities	204,291	19,447	3,213

Non-current liabilities:
Deferred tax liabilities	17,540	—	—

Total non-current liabilities	17,540	—	—

TOTAL LIABILITIES	221,831	19,447	3,213

Shareholders’ equity (deficit):
Class A Ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized and 66,539,000 shares issued and outstanding as of December 31, 2013	—	20	3
Class B Ordinary shares, par value US$0.00005 per share; 931,878,540 and 300,000,000 shares authorized as of December 31, 2012 and 2013, respectively; 228,768,220 and 262,197,451 shares issued and outstanding as of December 31, 2012 and 2013, respectively	84	94	16
Additional paid-in capital	255,781	967,233	159,776
Accumulated other comprehensive income	15,988	10,492	1,733
Accumulated deficit	(274,473)	(168,419)	(27,821)

Total shareholder’s equity (deficit)	(2,620)	809,420	133,707

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	219,211	828,867	136,920

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive income

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net Revenues	—	—	—	—
Operating expenses:
General and administrative	(659)	(608)	(952)	(157)
Write-off of initial public offering expenses	—	(2,230)	—	—

Total operating expenses	(659)	(2,838)	(952)	(157)
Other operating expenses	(8)	(4)	—	—

Operating loss	(667)	(2,842)	(952)	(157)
Interest income	—	—	246	41
Interest expense	—	—	(4,712)	(778)
Changes in fair value of derivative component of the convertible note	—	—	(26,809)	(4,429)
Equity in profits of subsidiaries and VIEs	16,608	14,618	120,741	19,945

Income before income tax	15,941	11,776	88,514	14,622
Income tax benefit (expense)	(2,384)	(7,533)	17,540	2,897

Net income	13,557	4,243	106,054	17,519

Other comprehensive income (loss)
Foreign currency translation gain (loss)	(224)	58	(5,496)	(908)

Comprehensive income	13,333	4,301	100,558	16,611

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of cash flows

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	(1,880)	38	7,387	1,220
Net cash generated from (used in) investing activities	(689)	511	(116,035)	(19,168)
Net cash generated from (used in) financing activities	(1,596)	2,302	479,896	79,274
Effect of exchange rate changes on cash and cash equivalents	—	—	(4,812)	(795)

Net increase (decrease) in cash and cash equivalents	(4,165)	2,851	366,436	60,531
Cash and cash equivalents at beginning of the year	4,814	649	3,500	578

Cash and cash equivalents at end of the year	649	3,500	369,936	61,109

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries.

The parent company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Equity in profits of subsidiaries and VIEs” on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary is reduced to zero unless the parent company has guaranteed obligations of the subsidiary or is otherwise committed to provide further financial support. If the subsidiary subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.