Form 20-F
period 2014-12-31
500.com Ltd
filed 2015-04-27
CIK 1517496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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

500.com Building

Shenxianling Sports Center

Longgang District, Shenzhen 518115

The People’s Republic of China

(Address of Principal Executive Offices)

Min Yu, Chief Financial Officer

500.com Building

Shenxianling Sports Center

Longgang District, Shenzhen 518115

The People’s Republic of China

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

254,844,582 Class A Ordinary Shares and 96,634,529 Class B Ordinary Shares Issued and Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ten ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“We,” “us,” “our company” and “our” are to 500.com Limited, its predecessor entities and its consolidated affiliated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.00005 per share;

•	“consolidated affiliated entities” refer to our consolidated affiliated entities, namely, Shenzhen E-Sun Network Co., Ltd., or E-Sun Network, Shenzhen Youlanguang Science and Technology Co., Ltd., or Youlanguang Technology, and Shenzhen Guangtiandi Science and Technology Co., Ltd., or Guangtiandi Technology, and where required by the context, Shenzhen E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network; Shenzhen Wubai Zhifu Co., Ltd., or 500Fu, and Lhasa Yicai Network Technology Co., Ltd., or Lahsa Yicai, the wholly owned subsidiaries of E-Sun Sky Network; and Beijing Baifengrun Science and Technology Co., Ltd., or Baifengrun Technology, the wholly owned subsidiary of Guangtiandi Technology.

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

1

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income Data:

Net Revenues	232,332	171,527	259,534	579,717	93,434
Operating expenses:
Cost of services	(24,425)	(18,476)	(27,818)	(53,909)	(8,689)
Sales and marketing	(52,471)	(45,794)	(84,596)	(173,883)	(28,025)
General and administrative	(101,996)	(57,784)	(73,190)	(156,309)	(25,192)
Service development expenses	(19,566)	(26,571)	(28,686)	(59,398)	(9,573)
Write-off of deferred offering expenses	—	(6,404)	—	(3,241)	(522)

Total operating expenses	(198,458)	(155,029)	(214,290)	(446,740)	(72,001)
Other operating income	6,455	4,193	14,560	17,414	2,807
Government grant	1,778	2,242	2,792	3,643	587
Other operating expenses	(296)	(1,821)	(2,678)	(4,527)	(730)

Operating profit	41,811	21,112	59,918	149,507	24,097
Interest income	243	1,132	2,058	17,009	2,741
Interest expense	—	—	(5,407)	(356)	(57)
Change in fair value of derivative component of the convertible note	—	—	(26,809)	—	—
Changes in fair value of the structured deposit	—	—	—	(1,124)	(181)

Income before income tax	42,054	22,244	29,760	165,036	26,600
Income tax benefit (expenses)	(28,497)	(18,001)	76,294	(7,987)	(1,287)

Net income	13,557	4,243	106,054	157,049	25,313

Other Comprehensive income, net of tax
Foreign currency translation gain (loss)	(224)	58	(5,496)	12,145	1,957

Comprehensive income	13,333	4,301	100,558	169,194	27,270

Earnings per share for Class A and Class B ordinary shares outstanding:
Basic	0.06	0.02	0.45	0.46	0.07
Diluted	0.06	0.02	0.41	0.44	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	230,768,220	229,374,777	238,342,685	339,782,819	339,782,819
Diluted	237,243,569	233,678,481	259,729,367	357,848,704	357,848,704
Non-GAAP financial data(1)
Net income	13,557	4,243	106,054	157,049	25,313
Adjustment for share-based compensation	50,154	13,704	7,561	89,922	14,493
Adjustment for deferred tax expense relating to outside basis differences	21,482	11,919	(88,796)	—	—
Adjustment for changes in fair value of the derivative component of the convertible note	—	—	26,809	—	—
Adjustment for interest expense relating to the convertible note	—	—	3,933	—	—
Adjusted net income (non-GAAP)	85,193	29,866	55,561	246,971	39,806

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation, deferred tax expense relating to outside basis differences in our consolidated affiliated entities and costs incurred on convertible note. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The following table sets forth our selected consolidated balance sheet data as of the indicated dates:

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:

Total current assets	329,821	909,876	1,256,403	202,494
Total assets	379,343	958,300	1,319,692	212,694
Total current liabilities	281,315	118,567	157,876	25,443
Total liabilities	381,963	148,880	202,070	32,566
Total shareholders’ equity (deficit)	(2,620)	809,420	1,117,622	180,128
Total liabilities and shareholders’ equity	379,343	958,300	1,319,692	212,694

The following tables set forth our user information and their purchase amounts during the indicated years:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Active Accounts(1):
Newly Registered Accounts(2)	430	1,180	5,855
Existing Accounts(3)	518	327	681

Total	948	1,507	6,536

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Purchase Amount:
Newly Registered Accounts(2)	374,005	1,214,920	3,682,185	593,460
Existing Accounts(3)	1,299,493	1,831,590	3,468,394	559,004

Total	1,673,498	3,046,510	7,150,579	1,152,464

(1)	Defined as registered accounts which made at least one purchase during the year.
(2)	Defined as accounts registered during the year.
(3)	Defined as accounts registered prior to the year.

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 17, 2015, the noon buying rate was RMB6.1976 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate (Renminbi per US Dollar)(1)
	Period End	Average(2)	Low	High
Period	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1497	6.2438	6.0537

2014	6.2046	6.1620	6.2591	6.0402
September	6.1380	6.1382	6.1495	6.1266
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 17, 2015)	6.1976	6.2010	6.2152	6.1930

(1)	The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have temporarily suspended all of our online lottery sales operations since April 4, 2015, and currently we are not generating any revenue. There is no clear indication how long the temporary suspension will last.

Since March 2015, all provincial sports lottery administration centers to which we provide sport lottery sales services have temporarily suspended accepting online purchase orders for lottery products, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, or the MOF, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

The Self-Inspection Notice requires provincial and municipal government branches, including financial, civil affairs and sports bureaus, to conduct inspection and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The scope of inspection includes, among other things, commercial contract arrangements, online lottery products, lottery sales data exchange, online lottery sales channels, and sales commission fees in connection with unauthorized engagements of online sales agents by lottery administration centers. The Self-Inspection Notice further requires a formal report on the result of the self-inspection and self-remedy be submitted by each provincial or municipal government to the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China by March 1, 2015.

On February 24, 2015, we were informed by certain provincial sports lottery administration centers that as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, we were further informed by the remaining provincial sports lottery administration centers to which we provide sport lottery sales services that such provincial sports lottery administration centers also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-inspection Notice. As a result, our transaction volume decreased significantly. On April 3, 2015, a public announcement, or the Public Announcement, with regard to online lottery sales in China was jointly released by eight competent government authorities, namely, the MOF, the Ministry of Public Security, the State Administration for Industry & Commerce, the Ministry of Industry and Information Technology, the Ministry of Civil Affairs, the People’s Bank of China, the General Administration of Sports of China and the China Banking Regulatory Commission. The Public Announcement mandates, among other things, that (i) all lottery institutions, internet companies, and other institutions or individuals which provide unauthorized online lottery sales services, either directly or through agents, shall immediately cease such services. The local governmental authorities of finance, civil affairs and sports shall investigate and sanction unauthorized online lottery sales in their respective jurisdictions according to relevant laws and regulations; (ii) the local government authorities of public security and industry & commerce shall investigate any issuance or sales of illegal lottery within their respective jurisdictions, with necessary assistance from local government authorities of finance, communication, banking regulatory commission, civil affairs, sports and local branches of the People’s Bank of China, and report any criminal activities to the judicial authority for prosecution; and (iii) the lottery issuance authorities that plan to sell lottery products online shall obtain the approval from the Ministry of Civil Affairs or the General Administration of Sports of China by submitting an application to the MOF for written approval. No entity shall provide online lottery sales services without the approval by the MOF.

We believe the close proximity of the promulgation of the Self-Inspection Notice and the Public Announcement signals a potential significant change of regulatory framework in the online lottery market in China. In light of such potential change of regulatory framework, we decided to voluntarily and temporarily suspend all of our online lottery sales services on April 4, 2015. As of the date of this annual report, we are not generating any revenue and our financial results are materially and adversely impacted during the temporary suspension period.

As of the date of this annual report, there is no clear indication how long our temporary suspension will last.

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

We have developed our reputation and established a leading position by providing our users with what we believe are superior and trustworthy services. We have conducted, and may continue to conduct, various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion and activity enhancement goals we expected. In addition, any negative publicity in relation to our services or products, regardless of its veracity, could harm our brand image and, in turn, have adverse effects on our user loyalty and stickiness, or result in a reduction in the number of our users. For example, we are aware of certain complaints against our websites on a number of online forums with regard to purchase order processing and prize collections. From 2011 to 2014, we received 199 complaints with regard to order processing and prize collection, and paid a total amount of RMB379,102 to resolve such complaints. Among the 199 complaints, 37 involved compensation amounts over RMB1,000, and the highest amount was RMB257,442. Even though the allegations made in such complaints were not factually proven or the amounts in issue were diminutive, such complaints can nonetheless have a detrimental effect on our reputation. If we fail to maintain and enhance our reputation and brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations may be materially and adversely affected.

The rules and regulations on online lottery sales service market in China are relatively new and subject to interpretation, and their implementation involves uncertainty.

On September 26, 2010, the MOF issued the Interim Measures for the Administration of Online Sales of Lottery, or the Interim Measures, which allows qualified service providers to provide online lottery sales services after obtaining the approval by and the operating permit from the MOF. On January 18, 2012, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of China jointly promulgated the Implementing Rules of Regulation on Administration of Lottery, or the Implementing Rules, which set forth, among other things, detailed requirements and qualifications for the approvals to conduct online lottery sales. For a description of relevant PRC laws and regulations on online lottery services, see “Item 4B. Business Overview—Regulation on Lottery Services Industry and Online Lottery Sales.” Applications were submitted to the MOF in connection with the qualifications and approvals of our online lottery sales services for both sports and welfare lottery products provided on our websites, in accordance with the new measures. In October 2012, we were notified by China Sports Lottery Administration Center that we were one of the two entities that had been approved by the MOF to conduct online sales of sports lottery products in China on behalf of China Sports Lottery Administration Center. However, since the operation of online sports lottery sales services by China Sports Lottery Administration Center itself is in a pilot phase and is subject to further approval by the MOF, our operation of online sales of sports lottery products may be subject to suspension if China Sports Lottery Administration Center fails to obtain such further approval from the MOF. In particular, we voluntarily and temporarily suspended our online lottery sales operations in response to the issuance of the Self-Inspection Notice and the Public Announcement as of April 5, 2015.

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

We have 14 years of operating experience in providing online lottery sales services. From March to November 2012, we suspended our online lottery sales services to substantially all of our customers in response to the Urgent Notice with regard to the Implementation of the Implementing Rules of Regulation on Administration of Lottery promulgated by the General Administration of Sports of China on February 28, 2012, or the Urgent Notice. We continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers and generated service fees from such services. The PRC regulations on lottery sales services via mobile applications and their interpretations are subject to uncertainty. Our PRC legal counsel has advised us, given that the MOF has approved us as an authorized entity to conduct online lottery sales on behalf of China Sports Lottery Administration Center, our operation of lottery sales services prior to November 2012, including sales through our mobile applications and online platform, did not and will not likely to have a material adverse effect on us. However, under the rules and regulations on online lottery sales, the relevant PRC authorities have broad discretion on the lottery sales that are conducted without the approval by the MOF, and have the authority to impose sanctions thereon, including without limitation, levying fines, confiscating illegal income or suspending the operations and other sanctions. We have not received any legal sanctions, but there is no assurance that the competent authorities would not impose any legal sanction. Any legal sanctions imposed on us by the competent authorities could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, with the promulgation of the Self-Inspection Notice and the Public Announcement, the competent government authorities took further steps to regulate the lottery market in China and sanction unauthorized online lottery sales. All sports lottery administration centers have temporarily suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice by March 2015, which we expect will have a material and adverse impact on our results of operations and financial conditions of the 2015 fiscal year.

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

Lottery products offered by provincial lottery administration centers may be discontinued or subject to restriction and regulations by the relevant national lottery administration centers. In particular, in March 2015 all provincial sports lottery administration centers we service temporarily suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice, which we expect to have a material and adverse impact on our results of operations and financial conditions of the 2015 fiscal year. In addition, due to the popularity of certain lottery products we service, those provincial lottery administration centers with which we do not have service agreements might choose to issue similar lottery products on more competitive terms. This may result in a decrease in the purchase orders of those lottery products we service and, in turn, result in a decrease in the revenue we are able to generate from those lottery products. We cannot assure you that we will be able to reach an agreement with a provincial lottery administration center to obtain the right to service its lottery products that compete with products we currently service. In addition, the relevant lottery authorities could mandate the change of the rules or prize scheme of our current lottery products or stop the issuance of those lottery products altogether due to social policy or other considerations, which could have an adverse effect on our results of operations.

We depend on our agreements with a few provincial lottery administration centers for our service fees and such agreements could be terminated, amended or fail to be renewed.

Substantially all of our revenues were generated from service fees paid to us by a few provincial lottery administration centers. We have entered into non-exclusive service agreements with these lottery centers for terms of one year or five years, and the lottery administration centers may choose to enter into similar arrangements with other service providers. We have long-term, mutually beneficial partnerships with a few provincial lottery administration centers, such as Jiangxi Sports Lottery Administration Center. Service fees received from our single largest lottery administration center partner, all of which were generated from sports lottery products, accounted for 60.2%, 51.0% and 35.5% of our total service fees in 2012, 2013 and 2014, respectively. The service fees received from the lottery administration centers represent revenues recognized before the reduction of incentives paid to users and the residual amount of lottery pool contributed by us to the lottery centers. We have a service agreement with Jiangxi Sports Lottery Administration Center that is effective until March 2018 and renewable upon expiration, but Jiangxi Sports Lottery Administration Center can terminate its agreement with us for various reasons or decide not to renew the agreement upon expiration. For example, the service agreement provides that the Jiangxi Sports Lottery Administration Center has the right to monitor our operations and unilaterally terminate the service agreement if we violate relevant laws and regulations. If any of the provincial sports lottery administration centers terminates or decides not to renew its agreement with us, or if the agreement is amended to our disfavor, this could have an adverse effect on our business, results of operations and prospects, and we could lose a substantial portion of our revenues.

We have a limited history of being profitable and our business model is subject to uncertainties, which makes it difficult to evaluate our business.

We launched our online lottery services in 2001 and became profitable in 2007. We have a relatively new business model in an emerging and rapidly evolving market. This makes it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate may not be indicative of our future performance. Although we achieved profitability in recent periods, we cannot assure you that we will be able to achieve similar results or growth in the future. We may not be able to achieve or sustain profitability on a quarterly or annual basis. You should consider our prospects in light of the risks and uncertainties that fast-growing companies in a rapidly evolving market may encounter.

In particular, our net revenues in 2012 were RMB171.5 million, a 26.2% decrease as compared to 2011, and we recorded net income of RMB4.2 million in 2012, as compared to RMB13.6 million in 2011 primarily due to the adverse impact of voluntary suspension. In addition, we have temporarily suspended all of our lottery sales since April 4, 2015 in response to the promulgation of the Self-Inspection Notice and the Public Announcement. We cannot assure you that our users’ purchasing activities for sports lottery products will return to previous levels and continue to grow at a comparable pace as compared to that of the period prior to the voluntary suspension.

A significant portion of our service fees from in 2012 were generated from the sales of welfare lottery products for which we currently do not offer sales services.

Service fees generated from welfare lottery products were RMB25.9 million in 2012, accounting for 14.0% of our service fees generated from lottery products in the same periods. We ceased to offer sales services for welfare lottery products in November 2012. Consequently, we did not generate any service fees from welfare lottery products in 2013 and 2014. We plan to resume our online sales services for welfare lottery products after we obtain the relevant approval for such products from the MOF. Chongqing Welfare Lottery Administration Center notified us that it submitted an application for qualification and approval for the online lottery sales services for welfare lottery products to China Welfare Lottery Issuance and Administration Center on November 15, 2010, and such application would be further submitted by China Welfare Lottery Issuance and Administration Center to the MOF for approval. As of the date of this annual report, Chongqing Welfare Lottery Administration Center had not updated us on the status of the application for welfare lottery products. Since the relevant regulations do not set forth a specific time limit for the MOF to issue such approval, we cannot assure you that we would be able to obtain such approval in the near future, or at all.

We operate in an intensely competitive environment, which may lead to declining revenue growth or other circumstances that would negatively affect our results of operations.

We operate in the new and dynamically growing online market for lottery products. There is no guarantee that we can maintain our position as one of the market leaders. Going forward, we anticipate significant competition, primarily from other online lottery service providers that may obtain relevant approvals and licenses to provide online lottery sales services in China. When the approval and licensing system for online lottery service providers is fully implemented in China in the future, we may face increased competition from companies that do not currently operate in the online lottery services industry. For example, if major portal websites obtain relevant approvals and licenses to offer lottery sales services, they may be able to offer similar services at a lower cost or to a larger user group due to their larger operational scales and user bases, which will put us at a competitive disadvantage. We also face competition from traditional offline lottery agents. If we do not recognize market trends or user demand in a timely manner, we may lose our market share to our competitors, which would have a negative impact on our results of operations.

The lottery industry in China in general and the online lottery service industry in particular may not grow as quickly as expected, which may adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development and expansion of the lottery industry in China in general and the online lottery service industry in particular. Both China’s lottery industry and the online lottery service industry have experienced substantial growth in recent years in terms of both the number of people purchasing lottery products and revenue generated. We cannot assure you, however, that the lottery industry or the online lottery service industry in China will continue to grow as rapidly as it has in the past, or the current trend of a faster growth rate of the lottery market in comparison to the growth rates of China’s GDP and individual disposable income will continue in the future. Growth of China’s lottery industry and the online lottery services industry are affected by numerous factors, such as GDP growth, growth of individual disposable income, regulatory changes, public perception and receptiveness, users’ trust and confidence level in the online lottery market, users’ general online purchase experience, technological innovations, development of the Internet and Internet-based services, and the macroeconomic environment. For example, the temporary suspension by provincial lottery administration centers in response to the Self-Inspection Notice in March 2015 is expected to have a short-term and possibly long-term material and adverse impact on online lottery market in China. If the lottery industry or online lottery service industry in China does not grow as quickly as expected or if we fail to benefit from such growth by failing to successfully implement our business strategies, our user base may decrease and our business and prospects may be adversely affected.

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

We generate a portion of our net revenues pursuant to cooperation agreements with certain third-party Internet companies. We build and maintain embedded lottery purchase webpages for websites of these Internet companies which redirect user purchase orders to our websites. We pay these third-party Internet companies a predetermined fixed percentage of the total purchase amount generated by purchase orders redirected to us from their websites. In 2012, 2013 and 2014, such payments to certain Internet companies accounted for 4.7%, 5.3% and 9.8% of our net revenues, respectively. We also provide lottery information packages to the lottery information channels of some portal websites. The third-party Internet companies that we work with may request amendments to the material terms of our cooperation agreements in a manner that is unfavorable to us or decide to terminate such cooperation agreements. In particular, if any of these companies decide to start offering its own online lottery services after terminating its cooperation arrangement with us, users formerly redirected to our websites through websites of these companies may decide to use these companies’ services instead, which would have a negative impact on our net revenues.

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

As of December 31, 2014, 8 prizes of over RMB10 million, 75 prizes of RMB5 million to RMB10 million, and 558 prizes of RMB1 million to RMB5 million had been awarded to users who purchased their lottery products using our online lottery service platform. Our users’ record of winnings is one of the factors contributing to our ability to attract new users and retain existing users. Winning of number-based lotteries arise purely by chance during the lottery draws. No assurance can be given that there will not be long periods in the future without any of our users winning a prize of significant amount, which could lead to a reduction in user activity and therefore a shortfall in our revenue and profit.

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

As of December 31, 2014, our information database provided to our users real-time updated information on all 13 national lottery products and 56 provincial lottery products, as well as historical data, charts analytical tools and account management tools and functions. Although we intend to ensure the accuracy and reliability of all data in our information database, in a number of instances, users have complained on online forums of being misled by the wrong historical data and users have also alleged that the winning numbers posted by us differ from the actual winning numbers published by the relevant national or provincial lottery administration centers. Such complaints and allegations, whether with or without merit, may damage our reputation as a credible online lottery service provider and adversely affect user experience, which could materially and adversely affect our reputation and business.

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

Our success is dependent upon the expertise and continued service of our senior management and other key personnel. Our founder, Chairman and Chief Executive Officer, Mr. Man San Law, has 14 years of experience in the lottery service industry. Mr. Law is a pioneer of the online lottery service market who has been at the forefront of developing innovative online products and solutions and has established relations with market participants in China. Most of our senior management team members have 14 years of experience in information technology or Internet related industries. They are crucial to our smooth operation and continued innovation. In addition, we rely on a limited number of specialized staff members in certain areas of our IT operations where we do not receive support from external service providers. Furthermore, our ability to expand our operations to accommodate our anticipated growth will also depend on our ability to attract and retain additional personnel such as qualified risk managers, finance, management, marketing, technical and other personnel. Competition for these employees is intense due to the limited number of qualified personnel. It may be difficult for us to manage our business and meet our objectives if we fail to attract and retain such personnel and our results of operations or financial condition may be adversely affected.

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

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2014.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2014. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in the Internet and lottery businesses. We conduct our operations in China principally through contractual arrangements among our company 500.com Limited, our wholly owned PRC subsidiary, E-Sun Sky Computer, our consolidated affiliated entities in the PRC and their respective shareholders. Our online lottery services were primarily provided through E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network, and Lhasa Yicai, the wholly owned subsidiary of E-Sun Sky Network. E-Sun Sky Network owns and manages our operating websites, namely, www.500wan.com and www.500.com. Guangtiandi Technology and Youlanguang Technology were established to provide technical support to E-Sun Sky Network. Youlanguang Technology provides services to E-Sun Sky Network relating to the management of our users’ registration information and accounts, while Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers, the maintenance of our lottery ticket database, and the printing of lottery tickets when needed for the purpose of prize collection. Baifengrun Technology, a wholly owned subsidiary of Guangtiandi Technology, was acquired to develop and operate mobile phone game services to third party customers. 500Fu, a wholly owned subsidiary of E-Sun Sky Network, was established to provide third party payment services. Our contractual arrangements with E-Sun Network, Guangtiandi Technology, Youlanguang Technology and their respective shareholders (i) enable us to exercise effective control over these entities, and (ii) give us the obligation to absorb losses and the right to receive benefits of these entities, requiring us to treat them as our consolidated affiliated entities and to consolidate their operating results. For a detailed discussion of these contractual arrangements, see “Item 4C. Organization Structure.”

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

In July 2014, SAFE, issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Overseas Investment Financing and Roundtrip Investments via Overseas Special Purpose Companies, or SAFE Circular 37, which annulled the previously applicable Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 states that the PRC institutes, citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their direct establishment or indirect control of an offshore entity established with their domestic enterprise’s legal assets or equity or overseas legal assets or equity for the purpose of investment and financing, and in connection with a roundtrip investment, whereby the PRC institutes, citizens or residents engage in direct investment activities domestically through the offshore entity directly or indirectly, that is establishment of foreign investment enterprises or projects domestically through setting up new enterprise or merger and acquisition and obtain the ownership, right of control and right of operation and management and other rights and interests. In addition, such PRC institutes, citizens or residents must apply for the registration of the overseas investment foreign exchanges before they invest in the special purpose companies with their domestic legal assets and interests, and amend their SAFE registrations when the offshore special purpose companies undergoes material events , such as the change of their shareholders, names, operation period and other basic information, or their increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, or other material events , or offering equity incentive to the directors, supervisors, senior management and other employees with the equity or option of the non-listed special purpose companies, or obtaining the profit, dividend from the special purpose companies or no-longer holding the rights and interests of the special purpose companies due to share transfer, bankruptcy, dissolution, liquidation, expiration of the operation period, change of identity and other reasons or transferring the financing fund back inland after the special purpose companies has completed the overseas financing.

We are committed to complying, and to ensuring that our shareholders and beneficial owners who are PRC citizens or residents comply, with SAFE Circular 37 requirements. We have requested our beneficial owners who are PRC residents to complete the registration under SAFE Circular 37, if applicable. As of the date of this annual report, our beneficial owners who are subject to SAFE Circular 37 registrations are in the process of updating their registrations with the Shenzhen Branch of SAFE. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Holders of our Class B ordinary shares hold 96,634,529 Class B ordinary shares, or 27.5% of the combined total outstanding ordinary shares (representing 79.1% of the total voting rights) in our company as of December 31, 2014. Their shareholding, in particular the greater voting rights of the Class B ordinary shares, gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

As a result of their ownership of Class B ordinary shares, the voting power of holders of our Class B ordinary shares may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, their voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, they may approve a merger or consolidation of our company that may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company, which may not operate our current business model and dissenter rights may not be available to you in such an event. In addition, holders of our Class B ordinary shares are not prohibited from selling a controlling interest in us to a third party and may do so without your approval. If they sell a controlling interest in us to a third party or otherwise undergo a change of control, any acquirer or successor will be entitled to exercise the voting control and may do so in a manner that could vary significantly from that of our current holders of Class B ordinary shares.

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

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Since we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. On February 27, 2015, a purported stockholder class action lawsuit consisting of purchasers of our ADSs during the period between November 22, 2013 and February 25, 2015. When we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Overview

We are a leading online sports lottery service provider in China. We act as an aggregator and processor of lottery purchase orders from our registered user accounts and currently derive substantially all of our revenues from service fees paid to us by provincial sports lottery administration centers for the purchase orders of sports lottery products that we direct to such centers. We offer a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to our users. We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the MOF to provide online lottery sales services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China. To the best of our knowledge, the other approved entity has not commenced the provision of online lottery sales services as of the date of this annual report. Through continued and significant investments in the past 14 years, we have built a prominent brand, 500wan, which means “five million” in Chinese and is the typical amount of top prizes of most lottery products in China. We believe our brand is known in the industry and by our users for its credibility and reliability.

Historically, we provided online sales services for, and generated service fees from, both sports and welfare lottery products. From March to November 2012, we effectuated a voluntary suspension in response to the Urgent Notice which mandates, among other things, that online lottery sales services can only be provided by entities approved by the MOF. During this period, we continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers as a means of customer maintenance. Approximately 78.5% of our service fees during the voluntary suspension period were generated from our mobile applications. We resumed online lottery sales services for sports lottery products in November 2012 after we obtained the relevant approval for such lottery products from the MOF. Simultaneously, we ceased to provide sales services for welfare lottery products.

Historically, we have one of the largest and fastest-growing user bases among online lottery service providers in China. We had16.6 million, 19.1 million and 54.7 million registered user accounts as of December 31, 2012, 2013 and 2014, respectively. We had 0.9 million, 1.5 million and 6.5 million active accounts in 2012, 2013 and 2014, respectively. The purchase amount of our users was RMB1.7 billion , RMB3.0 billion and RMB 7.2 billion (US$1.2 billion) in 2012, 2013 and 2014, respectively. Since we resumed online lottery sales services for sports lottery products on November 12, 2012, our user activity level has been recovering steadily.

Our net revenues were RMB171.5 million, RMB259.5 million and RMB579.7 million (US$93.4million) in 2012, 2013 and 2014, respectively, representing a 51.3% increase from 2012 to 2013, and a 123.4% increase from 2013 to 2014 respectively. The majority of our service fees were generated from sports lottery products, which accounted for 86.0%, 100.0% and 100.0% of our total service fees in 2012, 2013 and 2014, respectively. The increases in percentages of revenue contribution from sports lottery products were results of our efforts to promote the sales of such products during the periods. Our net income was RMB4.2 million, RMB106.1 million and RMB157.0 million (US$25.3million) in 2012, 2013 and 2014, respectively, representing a 2426.2% increase from 2012 to 2013, and a 48.0% increase from 2013 to 2014, respectively. Our net income in 2012, 2013 and 2014 was adversely impacted by share-based compensation expenses of RMB13.7 million, RMB7.6 million and RMB89.9 million (US$14.5 million), respectively. In addition, our net income in 2012 was adversely impacted by deferred tax expenses relating to outside basis differences in our consolidated affiliated entities of RMB11.9 million. Our net income in 2013 was favorably impacted by reversal of deferred tax liabilities arising from outside basis differences of RMB88.8 million.

In March 2015, all provincial sports lottery administration centers we service temporarily suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice. We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice and the Public Announcement as of April 5, 2015. The temporary suspension is expected to have a material and adverse impact on our results of operations and financial conditions of the 2015 fiscal year.

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

Lottery Pool Purchase. Lottery pools enable individual users to purchase a share in a pooled lottery outcome or group of outcomes with other users. Lottery pool purchase is a service developed and first offered by us in China utilizing the unique advantages of the Internet, and it has become a standard feature on all websites that offer online lottery services. Lottery pool purchasing has become the purchase mode most favored by our users, with total lottery pool purchases amounting to RMB169.8 million, RMB524.4 million and RMB922.5 million (US$148.7 million) in 2012, 2013 and 2014, respectively, which accounted for 10.1%, 17.2% and 12.9% of total purchase amount of the same periods, respectively. The decrease in 2014 was primarily attributable to increases of the professional active users who preferred the personal purchase.

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

Information Platform

We operate a proprietary and in-house developed information platform that offers real-time and historical lottery related news and data to help our users make purchase decisions and provides them with updated information regarding the lottery business. Our information services cover the latest news in the lottery business, including comprehensive information on all 13 national level lottery products and 56 provincial level lottery products as of December 31, 2014. For number-based lottery products, we provide sophisticated analytical charts of probabilities and distributions for upcoming lottery draws, based on comprehensive historical data of such lottery products as well as analysis on probabilities and numerical distributions of winning numbers of many other lottery products. For sports match lottery products, we have a dedicated information channel, which provides a variety of information, including analytical data we purchased from a professional sports information agency, historical charts, and in-depth analysis of matches by experts in relation to official odds, as well as real-time scores and league standings for major global soccer and basketball matches. Content generated by our users are also an important source of information that is appreciated by our users. We have many experienced users who frequently post analyses and discussion on various lottery products of interest to them on our online forum. Posts from more experienced and reputable users are particularly well-received and actively discussed by other users.

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

Mobile Applications

Starting from April 2011, we offer our users mobile applications that provide a comprehensive set of lottery services, including purchase, result inquiry, and purchase account management. Users can purchase sports lottery products through such mobile applications. The mobile applications utilize encoded data transfer system to ensure data security. The mobile applications are offered for smart phones that operate under iOS, Android and other major mobile platforms in over 20 app stores and mobile download sites. From January to December 2014, we published twenty major updates of our mobile applications and added various new functions and performance upgrades. In addition, we maintain a mobile website that offers a variety of general and mobile-specific functions including registration, payment, account management, and push messages. Net revenues generated from our mobile applications accounted for 28.4% of our total net revenues in 2012. In particular, net revenues generated from our mobile applications accounted for 10.3%, 78.5% and 11.3% of our total net revenue prior to, during and after the voluntary suspension in 2012. Net revenues generated from our mobile applications accounted for 40.0% of our total net revenue for 2014.

Our Users

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

	Active accounts	Purchase amount	Purchase amount per active account
		RMB	RMB
	(in thousands)	(in thousands)
Three months ended
March 31, 2013	297	540,000	1,818
June 30, 2013	389	699,851	1,799
September 30, 2013	374	735,640	1,967
December 31, 2013	894	1,071,025	1,198
March 31, 2014	1,144	1,054,913	922
June 30, 2014	2,530	2,093,176	827
September 30, 2014	3,500	2,244,583	641
December 31, 2014	984	1,757,907	1,786

In March 2015, all provincial sports lottery administration centers we service temporarily suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice. We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice and the Public Announcement as of April 5, 2015. The temporary suspension is expected to have a material and adverse impact on our number of active users upon resumption of sales.

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

In addition, due to our longer operating history compared to other online lottery service websites in China and the larger purchase volume platform we offer compared to traditional offline lottery agents, we currently record the largest number of prize winning lotteries. As of December 31, 2014, eight prizes of over RMB10 million, 75 prizes between RMB5 million and RMB10 million, and 558 prizes between RMB1 million and RMB5 million have been awarded to users who purchased their lottery products using our online lottery service platform. We believe this record influences player sentiment and helps to strengthen our brand name, increase loyalty of existing users and attract new users. We are also continuing to expand our partnership with third-party websites to further enrich our user acquisition channels. In addition, we officially sponsored a tennis open tournament in association with Women’s Tennis Professionals in Shenzhen at end of 2012, 2013 and 2014. Our brand name and logo was featured in the advertisement, promotional materials and relevant media in connection with the tournament. In 2014, we increased our sales and marketing efforts following the receipt of the approval for online sales services for sports lottery products in order to recover and grow our user base and activity level. We placed TV commercials with CCTV and other online and traditional media .As a result, we experienced a steady recovery of user activity level, evidenced by the increase in purchase amounts and active accounts in 2014 compared to 2013.

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

We believe there are certain other significant entry barriers to the online lottery service industry, such as brand and reputation development, cost and experience barriers. Brand and reputation development in particular would require substantial investment. We believe our users’ winning record is one of the factors in our ability to attract new users and retain existing users. Such a record has been built over the past 14 years of our operation and we believe is not easily replicable by new market entrants. In addition, it is difficult to assemble an experienced management team in this highly specialized market. Online lottery service providers that operate professionally and on a relatively large scale also need to enter into service agreements with state or provincial lottery administration centers in order to ensure stable and economical transaction processing and competitive commissions. Such agreements are entered into at the discretion of these lottery administration centers, to which a candidate’s lack of operating experience and prior history of cooperation are major deterring factors. In addition, structures and functions of online lottery websites are usually complicated, and users who are familiar with an existing website are less likely to spend time and effort to learn and switch to new structures and functions, which is an additional barrier for setting up a new competing website. In addition, we believe our in-depth and user-friendly online lottery information and database differentiate us from most of our competitors.

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

Product Development

We had a technology and product development team of 121 employees as of December 31, 2014, representing 32.5% of our total number of employees. The members of the core development team all have previous experience in major Chinese Internet enterprises, some of whom are the first generation Internet professionals in China. We are dedicated to expanding our product development team and to attracting highly experienced professionals. We provide our team members with frequent and up-to-date training to ensure that they are fully updated on industry trends and developments, and are capable of and efficient in handling any technical challenges we might face in our operations. Our current focus is on the development of new functions and improvement of existing technologies in a number of crucial areas, such as sever capacity, user interface, client-side software, mobile site and mobile client side software, infrastructure optimization and user data mining. The product development department has subgroups that focus on various areas of research and development, such as product design, user interface design, product operation and product support. The product design group focuses on enhancing existing services and researching and developing new lottery services. The product operation and support groups are dedicated to building a safe, stable and highly efficient operating environment to handle our high volume of user traffic and data transmission. As a result, we operate an online lottery service platform that is stable, secure and fast. We plan to develop and improve our systems and technologies, and co-develop new lottery products in cooperation with lottery administration centers, which we believe will help to distinguish us from our competitors.

Legal and Administrative Proceedings

On February 27, 2015, a purported stockholder class action lawsuit consisting of purchasers of our ADSs during the period between November 22, 2013 and February 25, 2015, captioned Fragala v. 500.com Limited, et al., Case No. 15-CV-1463-MMM (E), was filed in the U.S. District Court for the Central District of California, or the Court, against us, certain of our executive officers, and the underwriters for our initial public offering, or collectively, the Defendants. The complaint alleges that the prospectus, registration statements, and other filings with the U.S. Securities and Exchange Commission from October 22, 2013 to February 23, 2015 contained materially false and misleading information in violation of the federal securities laws and seeks unspecified compensatory damages and other relief. On April 20, 2015, the Court ordered that (i) Defendants need not respond to the complaint until after a lead plaintiff and lead plaintiff’s counsel is approved, and lead plaintiff files an amended complaint; (ii) within seven days of the Court’s appointment of lead plaintiff and lead counsel, counsel for Defendants and counsel for lead plaintiff shall meet and confer regarding scheduling; and (iii) within five days of the meet and confer, the parties shall submit a stipulation for the Court’s approval with the parties’ proposed schedule for the filing of an amended complaint as well as the timing on the filing of a motion to dismiss or other response to the amended complaint, and scheduling for same. We believe that the class action lawsuit is without merit and intend to defend the lawsuit vigorously, however, there can be no assurance regarding the ultimate outcome of this lawsuit.

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

On January 15, 2015, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China jointly promulgated the Self-inspection Notice, which requires provincial and municipal government branches, including financial, civil affairs and sports bureaus, to conduct inspection and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The scope of inspection includes, among other things, commercial contract arrangements, online lottery products, lottery sales data exchange, online lottery sales channels, and sales commission fees in connection with unauthorized engagements of online sales agents by lottery administration centers. The Notice further requires a formal report on the result of the self-inspection and self-remedy be submitted by each provincial or municipal government to the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China by March 1, 2015.

On April 3, 2015, the Public Announcement was jointly released by eight competent government authorities, namely, the MOF, the Ministry of Public Security, the State Administration for Industry & Commerce, the Ministry of Industry and Information Technology, the Ministry of Civil Affairs, the People’s Bank of China, the General Administration of Sports of China and the China Banking Regulatory Commission. The Public Announcement mandates, among other things, that (i) all lottery institutions, internet companies, and other institutions or individuals which provide unauthorized online lottery sales services, either directly or through agents, shall immediately cease such services. The local governmental authorities of finance, civil affairs and sports shall investigate and sanction unauthorized online lottery sales in their respective jurisdictions according to relevant laws and regulations; (ii) the local government authorities of public security and industry & commerce shall investigate any issuance or sales of illegal lottery within their respective jurisdictions, with necessary assistance from local government authorities of finance, communication, banking regulatory commission, civil affairs, sports and local branches of the People’s Bank of China, and report any criminal activities to the judicial authority for prosecution; and (iii) the lottery issuance authorities that plan to sell lottery products online shall obtain the approval from the Ministry of Civil Affairs or the General Administration of Sports of China by submitting an application to the Ministry of Finance for written approval. Any entity shall not provide online lottery sales services without the approval by the Ministry of Finance.

We are one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. To the best of our knowledge, the approval by the MOF for us to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this annual report.

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

The State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, on September 25, 2000, and subsequently amended the Internet Measures on January 8, 2011. According to the Internet Measures, a commercial ICP service operator must obtain a VAS license from the relevant government authorities before providing any commercial ICP service within the PRC. When the ICP service involves regulated industries, such as news, publication, education, medicine, health, pharmaceuticals and medical equipment, prior approval from the respective regulating authorities must be obtained prior to applying for the VAS license from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its VAS license number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

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

Since November 2012, 6% of VAT, which replaced the original 5% business tax in Shenzhen as a result of the PRC government’s pilot VAT reform program, applies to certain services provided by E-Sun Sky Computer and E-Sun Sky Network. Since June 2014, 6% of VAT applies to all services provided by VIEs, except for Lhasa Yicai, which is subject to 3% of VAT.

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

Accordingly, under U.S. GAAP, we consolidate E-Sun Network, Youlanguang Technology, Guangtiandi Technology, E-Sun Sky Network, 500Fu, Lhasa Yicai, and Baifengrun Technology as our “variable interest entities” in our consolidated financial statements.

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

Overview

We are a leading online sports lottery service provider in China. We act as an aggregator and processor of lottery purchase orders from our registered user accounts and currently derive substantially all of our revenues from service fees paid to us by provincial sports lottery administration centers for the purchase orders of sports lottery products that we direct to such centers. We offer a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to our users. We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the Ministry of Finance, or the MOF, to provide online lottery sales services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China.

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

Our net revenues were RMB171.5 million, RMB259.5 million and RMB579.7 million (US$93.4 million) in 2012, 2013 and 2014, respectively, representing a 51.3% increase from 2012 to 2013, and a 123.4% increase from 2013 to 2014, respectively. The majority of our service fees were generated from sports lottery products, which accounted for 86.0%, 100.0% and 100.0% of our total service fees in 2012, 2013 and 2014, respectively. The increases in percentages of revenue contribution from sports lottery products were results of our efforts to promote the sales of such products during the periods. Our net income was RMB4.2 million, RMB106.1 million and RMB157.0 million (US$25.3 million) in 2012, 2013 and 2014, respectively, representing a 2426.2% increase from 2012 to 2013, and a 48.0% increase from 2013 to 2014, respectively. Our net income in 2012, 2013 and 2014 was adversely impacted by share-based compensation expenses of RMB13.7 million, RMB7.6 million and RMB89.9 million (US$14.5 million), respectively. In addition, our net income in 2012 was adversely impacted by deferred tax expenses relating to outside basis differences in our consolidated affiliated entities of RMB11.9 million. Our net income in 2013 was favorably impacted by reversal of deferred tax liabilities arising from outside basis differences of RMB88.8 million.

In light of potential change of regulatory framework, we decided to voluntarily and temporarily suspend all of our online lottery sales services on April 4, 2015. As of the date of this annual report, we are not generating any revenue and our financial results are materially and adversely impacted during the temporary suspension period.

Description of Key Statement of Operations Items

Net revenues

We currently derive substantially all of our net revenues from service fees paid to us by the provincial lottery administration centers for orders we direct to such centers. The remaining of our net revenues were derived from service fees paid to us by third party aggregators for orders we direct to such aggregators, who in turn direct such orders to provincial lottery administration centers. Our net revenues were RMB171.5 million, RMB259.5 million and RMB579.7 million (US$93.4 million) in 2012, 2013 and 2014, respectively, representing a 51.3% increase from 2012 to 2013 and a 123.4% increase from 2013 to 2014, respectively. The table below sets forth our net revenues in aggregate and derived from service fees paid to us by provincial lottery administration centers and from service fees paid to us by third-party aggregators for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Provincial lottery administration centers	169,444	316,754	653,170	105,272
Third party aggregators	15,107	15,152	80,336	12,948

Total service fees	184,551	331,906	733,506	118,220

Deductibles(1)	(13,024)	(72,372)	(153,789)	(24,786)

Net revenues	171,527	259,534	579,717	93,434

(1)	The table below sets forth the breakdowns of the deductibles for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Residual payments to complete lottery pool purchases	3,111	13,671	19,733	3,180
Super VIP incentive	1,667	31,688	75,633	12,190
Promotional incentives granted to users	8,246	27,013	58,423	9,416

Total	13,024	72,372	153,789	24,786

The following table sets forth our net revenues by lottery type for the periods indicated:

	Year ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sports Lottery	158,683	86.0	331,906	100	733,506	118,220	100
Welfare Lottery	25,868	14.0	—	—	—	—	—

Total service fees	184,551	100	331,906	100	733,506	118,220	100

Deductibles	(13,024)		(72,372)		(153,789)	(24,786)

Net revenues	171,527		259,534		579,717	93,434

Service fees generated from sports lottery products accounted for 86.0%, 100% and 100% of total service fees generated from lottery products in 2012, 2013 and 2014, respectively. After we ceased to provide sales services for welfare lottery products in November 2012, all our service fees were generated from sports lottery products.

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

	Year ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	USS	%
	(In thousand, except for percentages)
Sports match lottery	129,562	70.2	285,998	86.2	642,096	103,487	87.5
Lotto*	35,629	19.3	12,262	3.7	25,617	4,129	3.5
High frequency lottery	19,360	10.5	33,646	10.1	65,793	10,604	9.0

Total service fees	184,551	100	331,906	100	733,506	118,220	100

Deductibles	(13,024)		(72,372)		(153,789)	(24,786)

Net Revenues	171,527		259,534		579,717	93,434

*	excluding high frequency lottery

We derived the majority of our service fees from sports match lottery products, which accounted for 70.2%, 86.2% and 87.5% of total service fees generated from lottery products in 2012, 2013 and 2014, respectively. We expect sales from the three types of lottery products to grow in the next few years, due to the continued growth of the online lottery market as well as introductions of new types of lottery products by lottery administration centers. In particular, we expect the growth of service fees generated from sports match lottery products to increase the fastest among the three types of lottery products, due to our continued efforts to promote sales of such lottery products.

Operating Expenses

The table below sets forth our operating expenses by amount and as a percentage of our net revenues for the periods indicated:

	Year ended December 31,
	2012			2013			2014
	RMB		%	RMB		%	RMB		US$	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of services	18,476		10.8	27,818		10.7	53,909		8,689	9.3
Sales and marketing	45,794		26.7	84,596		32.6	173,883		28,025	30.0
General and administrative	57,784	(1)	33.7	73,190	(2)	28.2	156,309	(3)	25,192	27.0
Service development expenses	26,571		15.5	28,686		11.1	59,398		9,573	10.2
Write-off of deferred offering expenses	6,404		3.7	—		—	3,241		522	0.6

Total operating expenses	155,029		90.4	214,290		82.6	446,740		72,001	77.1

(1)	including share-based compensation expenses of RMB10.9 million.

(2)	including share-based compensation expenses of RMB6.2 million

(3)	including share-based compensation expenses of RMB70.8 million (US$11.4 million).

Our operating expenses consist primarily of cost of services, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of Services

Our cost of services is primarily related to the online lottery services we provide, and is largely directly linked to the level of our net revenues. Our cost of services as a percentage of our net revenues was 10.8%, 10.7% and 9.3% in 2012, 2013 and 2014, respectively. As our business continued to recover and grow, the absolute amount of our cost of service continued to increase but the cost of service as a percentage of our net revenues gradually stabilized.

Our cost of services primarily consists of:

•	business tax, which consists of business taxes, surcharges and cultural development fees that are levied on our online lottery services, was RMB5.5 million, RMB7.5 million and RMB8.2 million (US$1.3 million) in 2012, 2013, and 2014, respectively, representing 3.2%, 2.9%, and 1.4% of our net revenues in the corresponding years;

•

account handling expenses, which consist primarily of transaction fees payable to banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors, were RMB2.4 million, RMB7.0 million and RMB24.9 million (US$4.0 million) in 2012, 2013, and 2014, respectively, representing 1.4%, 2.7%, and 4.3% of our net revenues in the corresponding years;

•	salary and benefit expenses for our lottery ticket processing staff were RMB3.1 million, RMB3.6 million and RMB6.6 million (US$1.1 million) in 2012, 2013 and 2014, respectively, representing 1.8%, 1.4%, and 1.1% of our net revenues in the corresponding years; and

•	server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services, were RMB4.7 million, RMB6.2 million and RMB7.9 million (US$1.3 million) in 2012, 2013, and 2014, respectively, representing 2.7%, 2.4%, and 1.4% of our net revenues in the corresponding years.

Sales and marketing expenses

Our sales and marketing expenses as a percentage of our net revenues were 26.7%, 32.6% and 30.0% in 2012, 2013 and 2014, respectively.

Our sales and marketing expenses consist primarily of:

•	commissions to third-party Internet companies, which are the portion of service fees we pay to third-party Internet companies for purchase orders placed on our websites by users redirected from their websites. The amount of such commissions paid to third-party Internet companies for each redirected order depends on an agreed-upon allocation ratio. The commissions to third-party Internet companies were RMB8.1 million, RMB13.6 million and RMB56.8 million (US$9.2 million) in 2012, 2013, and 2014, respectively, representing 4.7%, 5.3%, and 9.8% of our net revenues in the corresponding years;

•	salary and benefit expenses for sales and marketing staff, which were RMB4.2 million, RMB4.7 million and RMB16.7 million (US$2.7 million) in 2012, 2013 and 2014, respectively, representing 2.5%, 1.8%, and 2.9% of our net revenues in the corresponding years;

•	advertising expenses, which consist primarily of expenses associated with advertisements we placed on TV channels and other media, were RMB12.1 million, RMB30.8 million and RMB34.5 million (US$5.6 million) in 2012, 2013 and 2014, respectively, representing 7.1%, 11.9%, and 5.9% of our net revenues in the corresponding years; and

•	promotional event expenses, which primarily consist of expenses associated with various promotional events, were RMB13.7 million, RMB16.1 million and RMB20.8 million (US$3.4 million) in 2012, 2013 and 2014, respectively, representing 8.0%, 6.2%, and 3.6% of our net revenues in the corresponding years.

General and administrative expenses

Our general and administrative expenses as a percentage of our net revenues were 33.7%, 28.2% and 27.0% in 2012, 2013 and 2014, respectively. We expect that our general and administrative expenses will continue to increase as we incur additional costs in growing our business, including share-based compensation expenses for management, depreciation of new property, plant and equipment purchased and costs to enhance our internal control, but we expect general and administrative expense as a percentage of our net revenues to gradually decrease.

Our general and administrative expenses consist primarily of:

•	salary and benefit expenses for our management and general administrative staff, which were RMB23.3 million, RMB29.7 million and RMB36.5 million (US$5.9 million) in 2012, 2013 and 2014, respectively, representing 13.6%, 11.5% and 6.3% of our net revenues in the corresponding years;

•	office expenses, which consist primarily of office rental and other office administrative expenses, were RMB10.7 million, RMB13.5 million and RMB12.7 million (US$2.0 million) in 2012, 2013 and 2014, respectively, representing 6.2%, 5.2%, and 2.2% of our net revenues in the corresponding years;

•	travel, communication and other business expenses, which consist primarily of expenses associated with business travels, were RMB6.0 million, RMB10.0 million and RMB12.6 million (US$2.0 million) in 2012, 2013 and 2014, respectively, representing 3.5%, 3.9%, and 2.2% of our net revenues in the corresponding years;

•	third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals, were RMB2.4 million, RMB4.6 million and RMB12.9 million (US$2.1 million) in 2012, 2013 and 2014, respectively, representing 1.4%, 1.8%, and 2.2% of our net revenues in the corresponding periods; and

•	share-based compensation expenses, which were RMB10.9 million, RMB6.2 million and RMB70.8 million (US$11.4 million) in 2012, 2013 and 2014, representing 6.4%, 2.4%, and 12.2% of our net revenues in the corresponding years.

Service development expenses

Our service development expenses are primarily related to our research and development activities. Service development expenses as a percentage of our net revenues were 15.5%, 11.1% and 10.2% in 2012, 2013 and 2014, respectively.

Our service development expenses consist primarily of salary and benefit expenses for our research and development staff, which were RMB19.2 million, RMB21.7 million and RMB34.1 million (US$5.5 million) in 2012, 2013 and 2014, respectively, representing 11.2%, 8.4% and 5.9% of our net revenues in the corresponding years.

Other Operating Income

Our other operating income consists primarily of pool purchase prize amounts to which we are entitled from pool purchase prize distributions in respect of residual payments we make to complete lottery pool purchases. Our other operating income was RMB4.2 million, RMB14.6 million and RMB17.4 million (US$2.8 million) in 2012, 2013 and 2014, respectively.

Government Grant

In 2012, 2013 and 2014, we obtained grants from Shenzhen local government in an aggregate amount of RMB2.2 million, RMB2.8 million, and RMB3.6 million (US$0.6 million), respectively, including grants to key local Internet businesses, project development, and a reimbursement for expense incurred in connection with the proposed listing. We might obtain similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

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

United States

We did not have any assessable profits subject to United States federal income or state tax in 2012, 2013 and 2014. We do not anticipate having any income subject to income taxes in the United States in the foreseeable future.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2012, 2013 and 2014. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

People’s Republic of China

The EIT Law became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax, or EIT, rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology was subject to an EIT rate of 25% in 2012, 2013 and 2014, respectively. The newly established VIES, 500Fu and Baifengrun Technology, are also subject to the EIT rate of 25% for the year ended December 31, 2014.

The EIT Law provides a transition period from its effective date for the enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. According to the transitional rule, certain categories of enterprises, including the enterprises located in Shenzhen Special Economic Zone which previously enjoyed a preferential EIT rate of 15%, were eligible for a five-year transition period during which the EIT rate was gradually increased to the uniform rate of 25%. Therefore, E-Sun Network was subject to transitional EIT rates of 25% from 2012 to 2014.

E-Sun Sky Network, which is qualified as “Software Enterprise”, was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for succeeding three years commencing from the first profit-making year. 2006 was the first year of EIT exemption for E-Sun Sky Network. In addition, E-Sun Sky Network is subject to aforesaid transition rule. As a result, E-Sun Sky Network is subject to EIT at the rate of 24%, 25% and 25% in 2012, 2013 and 2014, respectively. In October 2011, E-Sun Sky Network obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2011. In 2013, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the two years ended December 31, 2012. Thus, E-Sun Sky Network complied with the lower preferential tax rate of 10% in 2011 and 2012. As such title is granted to the enterprises on an annual basis and as no approval is granted to the Company for year 2013, preferential income tax rate of 15% is applied for the “High-tech Enterprise” certification. In September 2014, E-Sun Sky Network renewed the certificate of “High-tech Enterprise” and was still applicable to the preferential income tax rate of 15% for the three years ended December 31, 2016. In 2014, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the two years ended December 31, 2014. Thus, E-Sun Sky Network complied with the lower preferential tax rate of 10% in 2013 and 2014.

In March 2011, E-Sun Sky Computer obtained the certificate of “Software Enterprise”, and was granted an exemption from EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2011 was the first year of EIT exemption for E-Sun Sky Computer. E-Sun Sky Computer was subject to EIT at the rate of 0%, 12.5% and 12.5% in 2012, 2013 and 2014, respectively.

In June 2013, Guangtiandi Technology obtained the certificate of “Software Enterprise”, and was granted an exemption from EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2013 was the first year of EIT exemption for Guangtiandi Technology. Guangtiandi Technology was subject to EIT at the rate of 25%, 0% and 0% in 2012, 2013 and 2014, respectively.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry”. According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15% for the year ended December 31, 2014.

Our tax expenses include a deferred tax expense relating to outside basis differences in our consolidated affiliated entities. This deferred tax expense relating to outside basis differences was RMB11.9 million in 2012. The deferred tax expense relating to outside basis differences arises from (i) aggregate undistributed earnings and share capital of the consolidated affiliated entities that are available for distribution to E-Sun Sky Computer, a PRC tax resident company, and (ii) aggregate undistributed earnings of our PRC subsidiary, E-Sun Sky Computer, that are available for distribution to the Company, a non-PRC tax resident company. On December 28, 2013, we amended our contractual arrangement with our consolidated affiliated entities. We agreed to provide unconditional financial support to our consolidated affiliated entities through the nominee shareholders of our consolidated affiliated entities in manners permitted by PRC laws and regulations and we entered into shareholder’s voting right assignment agreements and replaced E-Sun Sky Computer as the primary beneficiary of the entities under the US GAAP. In addition, we have undertaken to indefinitely reinvest the undistributed earnings of the subsidiaries located in PRC. As we are indefinitely reinvesting the undistributed earnings of the subsidiaries in the PRC, we recognized a reversal of the outside basis differences of RMB88.8 million (US$14.7 million) in 2013.

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

As of December 31, 2014, we have recognized RMB40.3 million (US$6.5 million) as an accrual for unrecognized tax positions and related interest and penalties.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities on the date of each set of consolidated financial statements and the reported amounts of revenues and expenses during each financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates and assumptions is an integral component of the financial reporting process, actual results could differ from those estimates and assumptions.

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

Online lottery purchase services

We earn service fees for online lottery purchase services and revenues that are generated from processing lottery purchase orders from our registered users which we refer to as “service fees.” The registered users enter into certain terms and conditions when they first open their accounts with us. Lottery purchase orders are placed by users through our online platforms which include websites and mobile applications. Then we process these orders with the lottery administration centers. Prior to processing orders, users prepay all purchase amounts. Service fees that we receive from the lottery centers are based on pre-determined and negotiated service fee rates and the total amount of the processed orders. Pursuant to ASC 605-45, Principal Agent Considerations, we record service fees on a net basis because we are not the primary obligor in the arrangement, but instead we act as an agent in providing such purchase services.

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

In accordance with the provisions of ASC 740-10, we recognize the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than a fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits which is included in “long-term payables” is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. In certain situations, the PRC tax authorities may challenge positions adopted in our income tax filings. In accounting for uncertain tax positions in the consolidated financial statements presented, we have made estimates based on assumptions with respect to the expectations of the outcome of the tax position we have taken. If those expectations were to change, our consolidated financial position and results of operations could be materially affected.

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

On June 19, 2014, we granted certain directors, officers and employees options to acquire 34,561,800 shares with an exercise price of US$3.23 per share which was equivalent to the market price of our publicly traded shares on the previous day. On March 20, 2015, the board of directors passed a resolution to further adjust the exercise price for such shares to US$1.00 per share, which was equivalent to the market price of our publicly traded shares on the previous day.

Share options granted to employees and the directors are accounted for under ASC 718, Share-Based Payment. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees and the director classified as equity awards are recognized in the consolidated financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. We recognize compensation expenses using the accelerated method for share options granted with graded vesting based on service conditions. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in subsequent periods.

We record share-based compensation expense for awards granted to consultants in exchange for services at fair value in accordance with the provisions of ASC 505-50, Equity Based Payment to Non-Employees As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income on the grant date.

On June 8, 2012 (the “modification date”), the Board of Directors modified the exercise price of both vested and unvested options that were previously granted to 88 employees from US$0.4 to US$0.2. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718-20, Compensation—Stock Compensation, the effects of a modification resulted in incremental compensation cost of US$0.7 million in the consolidated statement of comprehensive income on the modification date, which was measured as the excess of the fair value of the modified award of US$3.5 million over the fair value of the original award of US$2.8 million at the modification date.

We, with the assistance of an independent valuation firm, determined the fair values of the share-based compensation expense recognized in the consolidated financial statements. The binomial option pricing model is applied in determining the estimated fair value of the options granted to employees and non-employees.

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

	For the year ended December 31,
	2012	2013	2014
Expected volatility	50.11%	49.86%	50.39~54.38%
Risk-free interest rate	1.34%	2.60%	0.65~1.64%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%	0.00%	0.00~5.00%
Suboptional early exercise factor	2	2.2	2.2~2.8

Fair value of our ordinary shares

While we were then a private company with no quoted market prices for our ordinary shares, we had to make estimates of the fair value of our ordinary shares at each date of the grant of share options to our senior management. After our initial public offering, fair value of our ordinary shares was determined based on our publicly traded ADS. The fair value of our ordinary shares as of April 8, 2011, June 8, 2012, October 22, 2013 and June 19, 2014 was US$0.67, US$0.46, US$0.99 and US$3.30 per share, respectively. Given the absence of an active market for our ordinary shares prior to our initial public offering, we engaged a third party appraisal firm to assist in performing contemporaneous valuations of our ordinary shares. The appraisal was performed using the retrospective method to determine the fair value of our ordinary shares as of each valuation date. Such appraisal provided us with guidelines in determining the fair value of the ordinary shares, but the determination was made by our management. The fair value of our ordinary shares was developed through the application of the income valuation technique known as the discounted cash flow method, or the DCF method. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, our operating history and prospects as of the valuation date, the liquidity of our shares such as the anticipated timing of a sale of our company or an initial public offering, which is based on the plans made by our board and management. In addition to our estimated cash flows, which were based on our business prospects and financial forecasts as of different valuation dates, the following major assumptions were used in calculating the fair value of our ordinary shares:

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

Internal Control over Financial Reporting

We are a public company in the United States subject to Sarbanes-Oxley. Section 404 of Sarbanes-Oxley and applicable rules and regulations thereunder require that we include a report of management on our internal control over financial reporting in this annual report.

Results of Operations

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income Data:
Net Revenues	171,527	259,534	579,717	93,434
Operating expenses:
Cost of services	(18,476)	(27,818)	(53,909)	(8,689)
Sales and marketing	(45,794)	(84,596)	(173,883)	(28,025)
General and administrative	(57,784)	(73,190)	(156,309)	(25,192)
Service development expenses	(26,571)	(28,686)	(59,398)	(9,573)
Write-off of deferred offering expenses	(6,404	—	(3,241)	(522)

Total operating expenses	(155,029)	(214,290)	(446,740)	(72,001)
Other operating income	4,193	14,560	17,414	2,807
Government grant	2,242	2,792	3,643	(587)
Other operating expenses	(1,821)	(2,678)	(4,527)	730

Operating profit	21,112	59,918	149,507	24,097
Interest income	1,132	2,058	17,009	2,741
Interest expense	—	(5,407)	(356)	(57)
Changes in fair value of derivative component of the convertible note	—	(26,809)	—	—
Changes in fair value of the structured deposit	—	—	(1,124)	(181)

Income before income tax	22,244	29,760	165,036	26,600
Income tax benefit (expenses)	(18,001)	76,294	(7,987)	(1,287)

Net income	4,243	106,054	157,049	25,313

Other Comprehensive income, net of tax
Foreign currency translation gain (loss)	58	(5,496)	12,145	1,957

Comprehensive income	4,301	100,558	169,194	27,270

Earnings per share for Class A and Class B ordinary shares outstanding:
Basic	0.02	0.45	0.46	0.07
Diluted	0.02	0.41	0.44	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	229,374,777	238,342,685	339,782,819	339,782,819
Diluted	233,678,481	259,729,367	357,848,704	357,848,704
Non-GAAP financial data(1)
Net income	4,243	106,054	157,049	25,313
Adjustment for share-based compensation	13,704	7,561	89,922	14,493
Adjustment for deferred tax expense relating to outside basis differences	11,919	(88,796)	—	—
Adjustment for changes in fair value of the derivative component of the convertible note	—	26,809	—	—
Adjustment for interest expense relating to the convertible note	—	3,933	—	—
Adjusted net income (non-GAAP)	29,866	55,561	246,971	39,806

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation expenses, deferred tax benefit relating to outside basis differences and costs incurred on convertible note. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2014 compared with the year ended December 31, 2013

Net revenue

Our net revenues increased by 123.4% from RMB259.5 million in the year ended December 31, 2013 to RMB579.7 million (US$93.4 million) in the year ended December 31, 2014, primarily due to an increase of total service fees by 121.0% from RMB331.9 million in the year ended December 31, 2013 to RMB733.5 million (US$118.2 million) in the year ended December 31, 2014, primarily as a result of the 2014 FIFA World Cup which helped to generate a significant increase in purchases of sports lottery products on related soccer matches. The increase in service fees was partially offset by an increase of deductibles from RMB72.4 million in the year ended December 31, 2013 to RMB153.8 million (US$24.8 million) in the year ended December 31, 2014, primarily due to the increase in super VIP incentive and promotional incentives granted to users during the year.

Operating expenses

Our operating expenses increased by 108.4% from RMB214.3 million in the year ended December 31, 2013 to RMB446.7 million (US$72.0 million) in the year ended December 31, 2014. Our operating expenses consisted of the following:

Cost of Services.    Our cost of services increased by 93.9% from RMB27.8 million in the year ended December 31, 2013 to RMB53.9 million (US$8.7 million) in the year ended December 31, 2014. The increase was primarily due to a 255.7% increase in account handling expenses from RMB7.0 million in the year ended December 31, 2013 to RMB24.9 million (US$4.0 million) in the year ended December 31, 2014, primarily attributable to additional transaction fees we paid to banks and third-party payment processors for transferring cash from users’ accounts on our websites to their bank accounts starting in 2013.

Sales and marketing expenses.    Sales and marketing expenses increased by 105.6% from RMB84.6 million in the year ended December 31, 2013 to RMB173.9 million (US$28.0 million) in the year ended December 31, 2014. The increase mainly comprised of:

•	a 316.5% increase in commissions to third-party Internet companies from RMB13.6 million in the year ended December 31, 2013 to RMB56.8 million (US$9.2 million) in the year ended December 31, 2014, which was primarily due to the sharp increase in the sales order from third-party parties in 2014, especially during the FIFA World Cup;

•	a 59.3% increase in promotion from RMB32.7 million in the year ended December 31, 2013 to RMB52.1 million (US$8.4 million) in the year ended December 31, 2014, which was primarily due to the increased promotion activities during the FIFA World Cup; and

•	a 255.3% increase in salary and benefits from RMB4.7 million in the year ended December 31, 2013 to RMB16.7 million (US$2.7 million) in the year ended December 31, 2014, which was primarily due to the increase in headcount of our sales and marketing departments.

General and administrative expenses.    General and administrative expenses increased by 113.5% from RMB73.2 million in the year ended December 31, 2013 to RMB156.3 million (US$25.2 million) in the year ended December 31, 2014. The increase was primarily due to:

•	a significant increase in share-based compensation expenses associated with the share options granted to our employees of general and administrative departments from RMB6.2 million in the year ended December 31, 2013 to RMB70.8 million (US$11.4 million) in the year ended December 31, 2014;

•	a 22.9% increase in salary and benefit expenses from RMB29.7 million in the year ended December 31, 2013 to RMB36.5 million (US$5.9 million) in the year ended December 31, 2014; and

•

a 26.0% increase in travel, communication and other business expenses from RMB10.0 million in the year ended December 31, 2013 to RMB12.6 million (US$2.0 million) in the year ended December 31, 2014 primarily due to the increase in business travels.

Service development expenses.    Service development expenses increased by 107.0% from RMB28.7 million in the year ended December 31, 2013 to RMB59.4 million (US$9.6 million) in the year ended December 31, 2014. The increase was primarily due to an increase in accrued bonuses and share-based compensation expenses associated with the share options granted to our service development employees.

Other operating income

Other operating income increased from RMB14.6 million in the year ended December 31, 2013 to RMB17.4 million (US$2.8 million) in the year ended December 31, 2014. The increase was primarily due to:

•	a 38.6% increase in residual prize amounts to which we were entitled from pool purchase prizes from RMB8.3 million in the year ended December 31, 2013 to RMB11.5 million (US$1.8 million) in the year ended December 31, 2014 primarily due to the increase in the amount of pool purchases from our users;

•	a tax refund from government of RMB4.7 million in the year ended December 31, 2013 due to a discrete event of government refund of VAT tax;

•	technical service fee of RMB3.0 million in the year ended December 31, 2014; and.

•	exchange gain of RMB1.6 million in the year ended December 31, 2014.

Operating profit

As a result of the forgoing, our operating profit increased by 149.6% from RMB59.9 million in the year ended December 31, 2013 to RMB149.5 million (US$24.1 million) in the year ended December 31, 2014.

Income before income tax

Income before income tax increased significantly from RMB29.8 million in the year ended December 31, 2013 to RMB165.0 million (US$26.6 million) in the year ended December 31, 2014.

Income tax benefit/(expense)

We recorded income tax expense of RMB8.0 million (US$1.3 million) in the year ended December 31, 2014, as compared to income tax benefit of RMB76.3 million in the year ended December 31, 2013. On December 28, 2013, we amended our contractual arrangement with our consolidated affiliated entities. We agreed to provide unconditional financial support to our consolidated affiliated entities through the nominee shareholders of our respective consolidated affiliated entities in the manner permitted by the PRC laws and obtained the rights to exercise the shareholders’ voting power of these entities through the entities or persons we designated as permitted by the PRC laws pursuant to the shareholder’s voting right assignment agreements. Therefore, we have replaced E-Sun Sky Computer as the primary beneficiary of the entities under the US GAAP. In addition, we have undertaken to indefinitely reinvest the undistributed earnings of the subsidiaries located in PRC. As we are indefinitely reinvesting the undistributed earnings of the subsidiaries in the PRC, we recognized a reversal of the outside basis differences of RMB88.8 million (US$14.7 million) in 2013.

Net income

As a result of the forgoing factors, we recorded net income of RMB157.0 million (US$25.3 million) in the year ended December 31, 2014, as compared to RMB106.1 million in the year ended December 31, 2013. We also recorded Non-GAAP net income of RMB247.0 million (US$39.8 million) in the year ended December 31, 2014, as compared to RMB55.6 million in the year ended December 31, 2013.

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

Prior to our initial public offering in November 2013, our principal sources of liquidity had been cash generated from our operating activities and proceeds from our issuances of preferred shares and ordinary shares. As of December 31, 2014, we had RMB485.6 million (US$78.3 million) in cash and cash equivalents.

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

We believe that our current cash and the net proceeds we received from our initial public offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months, after taking into consideration that we have temporarily suspended all of our online lottery sales since April 4, 2015 and are currently not generating any revenue from our operations. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	92,499	29,170	250,553	40,381
Net cash generated from (used in) investing activities	(124,869)	51,965	(395,744)	(63,782)
Net cash generated from (used in) financing activities	(5)	436,440	84,922	13,687
Effect of exchange rate changes on cash and cash equivalents	—	(4,812)	1,507	243
Cash and cash equivalents at the beginning of the period	63,930	31,555	544,318	87,728

Cash and cash equivalents at the end of the period	31,555	544,318	485,556	78,257

Net cash generated from operating activities

Net cash generated from operating activities in the year ended December 31, 2014 was RMB250.6 million (US$40.4 million), which was primarily attributable to (i) net income of RMB157.0 million (US$25.3 million) adjusted by substracting RMB89.9 million (US$14.5 million) of share-based compensation;(ii) an RMB37.8 million (US$6.1 million) increase in accrued expenses and other current liabilities as compared to the year ended December 31, 2013; (iii) an RMB17.6 million (US$2.8 million) increase in accrued payroll and welfare payable.; and (iv) an RMB13.9 million (US$2.2 million) increase in long-term payables as compared to the year ended December 31, 2013. Net cash generated from operating activities in the year ended December 31, 2014 was partially offset by (i) an RMB11.9 million (US$1.9 million) increase in accounts receivable due to the increase in service fee in the fourth quarter of 2014 as compared to the fourth quarter of 2013; (ii) an RMB42.5 million (US$6.9 million) increase in prepayments and other current assets as compared to December 31, 2013; and (iii) an RMB23.9 million (US$3.9 million) increase in deferred tax expense as compared to December 31, 2013.

Net cash generated from operating activities in the year ended December 31, 2013 was RMB29.2 million (US$4.8 million), which was primarily attributable to (i) net income of RMB106.1 million (US$17.5 million) adjusted by substracting RMB97.1 million (US$16.0 million) deferred tax benefit; (ii) an RMB22.9 million (US$3.8 million) increase in accrued expenses and other current liabilities as compared to the year ended December 31, 2012; and (iii) an RMB 26.8 million (US$4.4 million) of changes in fair value of the derivative component of the convertible note due to the automatic conversion upon our initial public offering of convertible note at a conversion price equal to 80% of the public offering price of our ADSs. Net cash generated from operating activities in the year ended December 31, 2013 was partially offset by (i) an RMB39.6 million (US$6.5 million) increase in accounts receivable due to the increase in service fee in the fourth quarter of 2013 as compared to the fourth quarter of 2012; and (ii) an RMB25.6 million (US$4.2 million) increase in prepayments and other current assets as compared to December 31, 2012.

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

Net cash generated from (used in) investing activities

Net cash used in investing activities in the year ended December 31, 2014 was RMB395.7 million (US$63.8 million), which was primarily attributable to (i) an RMB285.6 million (US$46.0 million) increase in time deposits; (ii) cash paid for acquisition of property and equipment of RMB15.5 million (US$2.5 million) in connection with the purchase of information-related equipment; (iii) cash paid for short-term investments of RMB71.3 million (US$11.5 million); and (iv) cash paid for acquisition of other assets of RMB24.1 million (US$3.9 million).

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

Net cash generated from (used in) financing activities

Net cash generated from financing activities in the year ended December 31, 2014 was RMB84.9 million (US$13.7 million) which was primarily attributable to (i) RMB1.0 million (US$0.2 million) proceeds from short-term bank borrowings; (ii) an RMB56.5 million (US$9.1 million) decreased in restricted cash as of December 31, 2014 as compared to December 31, 2013; (iii) RMB48.8 million (US$7.9 million) net proceeds from the exercise of share options; and (iv) RMB3.2 million (US$0.5 million) proceeds from reimbursement of ADR program related expenses; partially offset by (i) an RMB13.8 million (US$2.2 million) repayment of short-term bank borrowings; and (ii) an RMB10.7 million (US$1.7 million) payment for public offering costs as of December 31, 2014 as compared to December 31, 2013.

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

Net cash used in financing activities in the year ended December 31, 2012 was RMB5,000, which was primarily attributable to (i) an RMB39.5 million used in repurchasing of ordinary shares; and (ii) an RMB3.5 million used in payment for our initial public offering expenses, partially offset by an RMB43.0 million proceeds from issuance of ordinary shares.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of RMB32.1 million, RMB9.5 million and RMB17.2 million (US$2.8 million) in the years ended December 31, 2012, 2013 and 2014, respectively. In addition, our capital expenditures in 2012 included decoration expenses of our office building in Shenzhen. Our capital expenditures in 2013 and 2014 primarily consisted of purchases of additional information technology-related equipment. We expect that our capital expenditures will increase in the future as we make technological improvements to our transaction and service platform.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-08 “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for public business entities for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers". ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for public business entities with annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In June 2014, the FASB issued ASU 2014-12, “Compensation—Stock Compensation”. ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. ASU 2014-12 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. “500wan” is a registered trademark in the PRC owned by E-Sun Network. We have also registered domain names including “500wan.com,” “500wan.com.cn,” “500wan.cn,” “500wan.net.cn,” and “500.com.” We own 60 software copyright registrations in PRC through Guangtiandi Technology and E-Sun Sky Computer and E-Sun Sky Network as of the date of this annual report mostly for our client software. We have registered 43 trademarks relating to “500wan” and 42 trademarks relating to “500.com” with the PRC Trademark Office of the State Administration for Industry and Commerce, or the Trademark Office.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

	As of December 31, 2014
	(RMB)	(US$)
	(in thousands)
2015	3,443	555
2016	1,376	222
2017	1,376	222
2018	1,376	222
2019 and thereafter	1,376	222

Total	8,947	1,443

The following table sets forth our contractual obligations and sponsorship commitments as of December 31, 2014:

	As of December 31, 2014
	(RMB)	(US$)
	(in thousands)
2015	3,400	548

As of December 31, 2014, we did not have any long-term debt obligations or purchase obligations.

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Man San Law	45	Chairman and Chief Executive Officer

Qi Li	44	Director

Qian Sun	40	Director

Jun Niu	48	Independent Director

Honghui Deng	44	Independent Director

Zhe Wei	43	Independent Director

Catherine Qin Zhang	48	Independent Director

Yu Wei	44	Independent Director

Jeffrey Williams	62	Independent Director

Zhengming Pan	36	President

Min Yu	32	Chief Financial Officer

Lei Zheng	34	Chief Operating Officer

Zhaofu Tian	39	Chief Technology Officer

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

Mr. Jeffrey R. Williams has served as our independent director since November 22, 2014. Mr. Williams also serves as the president of the Shenzhen Development Bank, Mr. Williams was the first person of a non-PRC nationality to lead a Chinese bank since the founding of the PRC. Mr. Williams is an independent director at China Universal Asset Management, a Shanghai-based mutual fund company, and a director of Shanghai F-Road Commercial Services Co., a provider of mobile banking solutions to smaller banks across China. Mr. Williams is also a trustee of the China Medical Board. Mr. Williams had previously worked in Taiwan, Hong Kong and Shenzhen for Citibank and as the Taiwan general manager for American Express Company and Standard Chartered Bank. Mr. Williams formerly served as the chairman of the American Chamber of Commerce in Taipei and the chairman of Taipei American School. Mr. Williams graduated magna cum laude in East Asian Languages and Civilizations from Harvard College in 1978 and received his MBA from Harvard Business School in 1982.

Mr. Zhengming Pan has served as our President since September 1, 2014. Mr. Pan served as our chief financial officer from April 2011 to August 2014. Prior to joining us, Mr. Pan served as a vice president at Deutsche Bank AG, Hong Kong Branch from 2007 to April 2011 and an attorney at Simpson Thacher & Bartlett LLP from 2003 to 2007. Mr. Pan received a Master of Law degree and a Juris Doctor degree from Columbia University Law School in 2001 and 2003, respectively, a Master of Law degree from the University of Edinburgh in 2000 and a bachelor’s degree in law from Fudan University in 1999.

Mr. Min Yu has served as our chief financial officer since September 1, 2014. Prior to joining us, Mr. Yu served as a vice president at Deutsche Bank AG, Hong Kong Branch from 2010 to 2014. Prior to joining Deutsche Bank, Mr. Yu worked at Macquarie Capital Advisors in Shanghai and Hong Kong from 2007 to 2010. Mr. Yu received a Bachelor of Commerce degree, major in Finance and Accounting from the University of Melbourne in 2007.

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

Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation to all of our directors and our executive officers was RMB5.7 million (US$0.9 million). For share-based compensation, see “Item 6B. Compensation—Share Incentive Plans.” We do not have any amount accrued in 2014 for pension, retirement or other similar benefits to our directors and our executive officers.

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

The following table summarizes the share options granted to our employees under the 2011 share incentive plan that were outstanding as of the date of this annual report:

Name	Number of Ordinary Shares Underlying Options	Exercise Price(1) (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Man San Law	660,000	0.2	April 08, 2012	April 08, 2011	April 08, 2021
	1,400,000	0.4	October 22, 2014	October 22, 2013	October 22, 2023
	2,980,000	1	June 19, 2015	June 19, 2014	June 19, 2019
Qi Li	200,000	1	November 22, 2014	June 19, 2014	June 19, 2019
Zhengming Pan	600,000	0.4	April 22, 2014	October 22, 2013	October 22, 2023
	2,980,000	1	June 19, 2015	June 19, 2014	June 19, 2019
Lei Zheng	2,000,000	0.2	April 08, 2012	April 08, 2011	April 08, 2021
	2,000,000	1	June 19, 2015	June 19, 2014	June 19, 2019
Zhaofu Tian	*	0.2	April 08, 2012	April 08, 2011	April 08, 2021
		0.4	October 22, 2014	October 22, 2013	October 22, 2023
		1	June 19, 2015	June 19, 2014	June 19, 2019
Min Yu	*	1	June 19, 2015	June 19, 2014	June 19, 2019
Jeffrey Williams	*	1	November 22, 2015	June 19, 2014	June 19, 2019
Jun Niu	*	1	November 22, 2014	June 19, 2014	June 19, 2019
Honghui Deng	*	1	November 22, 2014	June 19, 2014	June 19, 2019
Zhe Wei	*	1	November 22, 2014	June 19, 2014	June 19, 2019
Catherine Qin Zhang	*	1	November 22, 2014	June 19, 2014	June 19, 2019
Qian Sun	*	1	November 22, 2014	June 19, 2014	June 19, 2019
Yu Wei	*	1	November 22, 2014	June 19, 2014	June 19, 2019
Directors and officers as a group	2,720,000	0.2
	2,080,000	0.4
	14,240,000	1
Other Individuals as a group	2,099,100	0.2
	368,030	0.4
	20,321,800	1

*	Options to purchase less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.

(1)	The exercise price of the options granted on April 8, 2011 was set by our board of directors at US$0.40 per share on the date of grant, and was adjusted to US$0.20 per share by our board of directors on June 8, 2012 as it believed the voluntary suspension would materially and adversely affect our revenues for 2012 and the fair value of our ordinary shares. The exercise price of options granted on June 19, 2014 was set by our board of directors at US$3.23 per share, which was equivalent to the market price of our publicly traded shares on the previous day, and was adjusted to US$1.00 per share by our board of directors on March 19, 2015 as it believed the suspension by provincial sport lottery administration centers to accept online lottery purchase orders would materially and adversely affect our revenues for 2015 and the fair value of our ordinary shares. All the other terms of the options remain unchanged.

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

Committees of the Board of Directors

Board of Directors

We currently have 9 directors, including six independent directors, on our board of directors. Our board of directors consists of an audit committee, a compensation committee, a nominating and corporate governance committee and a strategy committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Catherine Qin Zhang, Jun Niu and Jeffrey Williams. Catherine Qin Zhang is the chairman of our audit committee. Catherine Qin Zhang satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All three committee members satisfy the requirements for an “independent director” within the meaning of NYSE rules and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Qi Li, Zhe Wei, and Honghui Deng. Qi Li is the chairman of our compensation committee. Zhe Wei and Honghui Deng satisfy the requirements for an “independent director” within the meaning of NYSE rules.

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

Strategy Committee

Our strategic planning committee consists of Honghui Deng, Qi Li and Yu Wei. Our strategic planning committee assists the board of directors in designing the strategic plan of our business. Our strategic planning committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

We have 9 directors, six of whom are independent directors, on our board of directors. Any director on our board may be appointed or removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors, provided that any candidate for the vacancy or addition must be nominated by our nominating and corporate governance committee. Each of our directors holds office until he or she is removed by an ordinary resolution of shareholders or by a resolution of the board.

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

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 353, 361 and 372 employees as of December 31, 2012, 2013 and 2014, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2014.

Function	Number of employees
Management and Administration	8
Sales, Marketing and Website Operation	64
Service and User Support	130
Technology and Product Development	121
Administrative Support	49

Total	372

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 257,110,302 Class A ordinary shares and 95,672,999 Class B ordinary shares.

	Shares Beneficially Owned		Percentage of Votes Held
	Number	Percent	Percent
Directors and Executive Officers:
Man San Law(1)	56,830,524	15.99%	44.83%
Qi Li(2)	20,639,538	5.85%	9.56%
Zhengming Pan(3)	3,496,670	0.99%	2.07%
Lei Zheng	*	*	*
Zhaofu Tian	*	*	*
Min Yu	*	*	*
Jeffrey Williams	—	—	—
Jun Niu	*	*	*
Honghui Deng	*	*	*
Zhe Wei	*	*	*
Catherine Qin Zhang	*	*	*
Qian Sun	*	*	*
Yu Wei	*	*	*

Principal Shareholders:
Delite Limited(4)	29,008,836	8.22%	23.90%
Brothers Union International Limited(5)	20,572,868	5.83%	9.55%
Smart Mega Holdings Limited(6)	25,265,018	7.16%	20.81%
Sequoia Capital 2010 CGF Holdco, Ltd.(7)	35,042,735	9.93%	2.89%

The business address of our directors and executive officers is 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, 518057, People’s Republic of China.
*	Less than 1% of our outstanding ordinary shares.
(1)	represents (i) 29,008,836 Class B ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands, which shares are held in irrevocable discretionary family trusts established by Mr. Law, (ii) 2,556,670 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this annual report granted to Mr. Law under our 2011 Share Incentive Plan, and (iii) 25,265,018 Class B ordinary shares owned by Smart Mega Holdings Limited, a BVI company with the address of P.O. Box 957, Offshore, which shares are held in irrevocable discretionary family trusts established by Ms. Ping Yuan, wife of Mr. Law. Mr. Law, by virtue of the relationship described above, may be deemed to beneficially own such 25,265,018 Class B ordinary shares.
(2)	represents (i) 10,598,868 Class B ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by Mr. Li, (ii) 66,670 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this annual report granted to Mr. Li under our 2014 Share Incentive Plan, and (iii) 997,400 ADSs which represents 9,974,000 Class A ordinary shares owned by Brothers Union International Limited.

(3)	represents (i) 2,400,000 Class B ordinary shares owned by Ace Chance Global Limited, a BVI company wholly and beneficially owned by Mr. Pan, with the address of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Pan, by virtue of his sole ownership of Ace Chance Global Limited, may be deemed to beneficially own such 2,400,000 Class B ordinary shares, and (ii) 1,096,670 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this annual report granted to Mr. Law under our 2011 Share Incentive Plan and 2014 Share Incentive Plan.
(4)	represents 29,008,836 Class B ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Delite Limited is wholly owned by Jackpot International Ltd, a Cayman Islands company which is wholly owned by The Jackpot Trust, a revocable discretionary trust established by Mr. Law with Mr. Law as settlor and Mr. Law and his family members as beneficiaries, which include Ms. Ping Yuan, wife of Mr. Law, Ms. Yuhan Law, daughter of Mr. Law, Mr. Lin Law, father of Mr. Law, and Ms. Ruihua Hu, mother of Mr. Law. The 29,008,836 Class B ordinary shares are held by Credit Suisse Trust Limited as trustee of The Jackpot Trust.
(5)	represents (i) 10,598,868 Class B ordinary shares, and (ii) 997,400 ADSs which represents 9,974,000 Class A ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by our director, Qi Li. The address of Brothers Union International Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	represents 25,265,018 Class B ordinary shares owned by Smart Mega Holdings Limited, a BVI company with the address of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Smart Mega Holdings Limited is wholly owned by Vibrant Jade Ltd., a Cayman Islands company which is wholly owned by The Vibrant Jade Trust, a revocable discretionary trust established by Ms. Ping Yuan, wife of Mr. Law, with Ms. Yuan as settlor and Mr. Law and Ms. Yuhan Law, daughter of Ms. Ping Yuan, as beneficiaries. The 25,265,018 Class B ordinary shares are held by Credit Suisse Trust Limited as trustee of The Vibrant Jade Trust.
(7)	represents (i) 5 Class B ordinary shares, and (ii) 3,504,273 Restricted ADSs which represents 35,042,730 Class A ordinary shares, owned by Sequoia Capital 2010 CGF Holdco, Ltd.. Sequoia Capital 2010 CGF Holdco, Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd. Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.

As of the date of this annual report, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6E. Share Ownership.”

B.	Related Party Transactions

Non-Interest Bearing Borrowings from Related Parties

Historically, we extended loans to certain directors and entities controlled by certain directors, executive officers and a principal shareholder of our company. As of December 31, 2012, 2013 and 2014, the total outstanding balance due from these related parties was RMB188.2 million, nil and nil, respectively, which were due on demand, interest free and uncollateralized. Such loans were repaid in full as of November 22, 2013.

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

Legal and Administrative Proceedings

On February 27, 2015, a purported stockholder class action lawsuit consisting of purchasers of our ADSs during the period between November 22, 2013 and February 25, 2015, captioned Fragala v. 500.com Limited, et al., Case No. 15-CV-1463-MMM (E), was filed in the U.S. District Court for the Central District of California, or the Court, against us, certain of our executive officers, and the underwriters for our initial public offering, or collectively, the Defendants. The complaint alleges that the prospectus, registration statements, and other filings with the U.S. Securities and Exchange Commission from October 22, 2013 to February 23, 2015 contained materially false and misleading information in violation of the federal securities laws and seeks unspecified compensatory damages and other relief. On April 20, 2015, the Court ordered that (i) Defendants need not respond to the complaint until after a lead plaintiff and lead plaintiff’s counsel is approved, and lead plaintiff files an amended complaint; (ii) within seven days of the Court’s appointment of lead plaintiff and lead counsel, counsel for Defendants and counsel for lead plaintiff shall meet and confer regarding scheduling; and (iii) within five days of the meet and confer, the parties shall submit a stipulation for the Court’s approval with the parties’ proposed schedule for the filing of an amended complaint as well as the timing on the filing of a motion to dismiss or other response to the amended complaint, and scheduling for same. We believe that the class action lawsuit is without merit and intend to defend the lawsuit vigorously, however, there can be no assurance regarding the ultimate outcome of this lawsuit.

Dividend Policy

On December 6, 2012, we declared dividends of RMB90.0 million to our shareholders.

We currently intend to permanently reinvest all available funds and any future earnings to fund growth and expansion of our business and, therefore, we do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future. We currently have no specific intention to issue share dividends in the future.

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

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the New York Stock Exchange since November 22, 2013 under the symbol “WBAI”. The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 24, 2015 was US$17.20 per ADS.

	Market Price Per ADS (US$)
	High	Low
Most Recent Full Financial Years
January 1, 2013 through December 31, 2013	39.42	18.14
January 1, 2014 through December 31, 2014	54.00	16.59

Most Recent Fiscal Quarters
October 1, 2013 through December 31, 2013	39.42	18.14
January 1, 2014 through March 31, 2014	54.00	31.56
April 1, 2014 through June 30, 2014	41.09	28.02
July 1, 2014 through September 30, 2014	42.28	29.57
October 1, 2014 through December 31, 2014	34.60	16.59
January 1, 2015 through March 31, 2015	20.29	7.31

Most Recent Six Months
November 2014	30.99	20.70
December 2014	22.12	16.59
January 2015	20.29	14.53
February 2015	19.98	9.20
March 2015	14.50	7.31
April 2015(through April 24, 2015)	18.50	10.32

As of the date of this annual report, a total of 25,711,030 ADSs representing 257,110,302 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6 % in 2012, 2.6% in 2013 and 2.0% in 2014. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

As of December 31, 2014, approximately RMB80.5 million (US$13.1 million) of the net proceeds from our public offerings has been used for capital expenditures. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliances with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon the evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the report that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended
	December 31,
	2013	2014
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	2,580	4,080	658
Audit related fees(2)	4,100	2,600	419
All other services(3)	-	30	5

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young for the audits of our annual consolidated financial statements. In 2014, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	Audit-related fees include the aggregate fee billed in each of the fiscal year for interim review, agreed-upon procedures performed in relation to interim financial information, professional services associated with SEC filings.
(3)	Fees for all other services include fees for U.S. GAAP training services rendered by Ernst & Young.

The policy of our audit committee is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by Ernst & Young.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2015, our board of directors approved a share repurchase program, which provided authorization to purchase up to US$30 million worth of our outstanding ADSs.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.3 from the S-8 registration statement (File No. 333-193462), as amended, initially filed with the Commission on January 21, 2014)

4.1	Registrant’s 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.2	Form of Employment Agreement with the Registrant’s executive officers (incorporated by reference to Exhibit 10.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers, (incorporated by reference to Exhibit 10.3 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.4	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and E-Sun Network as of June 1, 2011 (incorporated by reference to Exhibit 10.4 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.5	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011 (incorporated by reference to Exhibit 10.5 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.6	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011 (incorporated by reference to Exhibit 10.6 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.7	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011 (incorporated by reference to Exhibit 10.8 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.8	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011 (incorporated by reference to Exhibit 10.9 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.9	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011(incorporated by reference to Exhibit 10.11 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.10	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011 (incorporated by reference to Exhibit 10.12 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.11	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011 (incorporated by reference to Exhibit 10.14 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.12	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011 (incorporated by reference to Exhibit 10.15 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.13	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.17 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.14	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.18 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.15	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.20 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.16	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.21 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.17	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Guangtiandi Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.23 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.18	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.24 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.19	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.25 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.20	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.27 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.21	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.28 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.22	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Youlanguang Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.30 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.23	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011 (incorporated by reference to Exhibit 10.31 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.24	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011 (incorporated by reference to Exhibit 10.32 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.25	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011 (incorporated by reference to Exhibit 10.34 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.26	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011 (incorporated by reference to Exhibit 10.35 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.27	English translation of Service Agreement with Jiangxi Sports Lottery Administration Center, dated January 1, 2011 (incorporated by reference to Exhibit 10.37 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.28	English translation of Exclusive Business Cooperation Agreement entered into by E-Sun Sky Computer and E-Sun Sky Network (incorporated by reference to Exhibit 10.38 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.29	Supplementary Agreement entered into by and among E-Sun Sky Computer, Wang Ying, Guangtiandi Technology and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.39 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.30	Supplementary Agreement entered into by and among E-Sun Sky Computer, Fu Jiepin, Li He, Li Xue, Yuan Ping, Zou Bo, Zou Ying, E-Sun Network and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.40 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.31	Supplementary Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Li Jin and Youlanguang Technology as of November 20, 2012 (incorporated by reference to Exhibit 10.41 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.32	Confirmation Letter executed by Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.42 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.33	Confirmation Letter executed by Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.43 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.34	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Fu Jiepin as of December 28, 2013

4.35	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li He as of December 28, 2013

4.36	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li Xue as of December 28, 2013

4.37	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Ping as of December 28, 2013

4.38	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zou Bo as of December 28, 2013

4.39	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zou Ying as of December 28, 2013

4.40	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Wang Ying as of December 28, 2013

4.41	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Liangdong as of December 28, 2013

4.42	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li Jin as of December 28, 2013

4.43	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zhang Jing as of December 28, 2013

4.44	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Fu Jiepin and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.45	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li Xue and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.46	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li He and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.47	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Ping and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.48	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zou Bo and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.49	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zou Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.50	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Wang Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.51	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Liangdong and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.52	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li Jin and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.53	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zhang Jing and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

8.1*	List of Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young

15.2	Consent of Han Kun Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

500.COM LIMITED

By:	/s/ Man San Law
	Name:	Man San Law
	Title:	Chairman and Chief Executive Officer

Date: April 27, 2015

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

500.COM LIMITED

31 December 2012, 2013 and 2014

500.COM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of 500.com Limited

We have audited the accompanying consolidated balance sheets of 500.com Limited (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 500.com Limited at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 500.com Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of 500.com Limited

We have audited 500.com Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). 500.com Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, 500.com Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 500.com Limited as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2014 of 500.com Limited and our report dated April 27, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 27, 2015

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2013	As of December 31,2014	As of December 31,2014
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		544,318	485,556	78,257
Restricted cash		71,662	12,669	2,042
Time deposits		121,085	415,903	67,031
Short-term investments	4	-	70,182	11,311
Accounts receivable	5	62,522	74,445	11,998
Prepayments and other current assets	6	94,273	157,887	25,447
Deferred tax assets, current portion	12	16,016	39,761	6,408
Total current assets		909,876	1,256,403	202,494

Non-current assets:
Property and equipment, net	7	36,213	41,075	6,620
Intangible assets, net	8	3,377	3,354	541
Deposits	6	5,939	10,071	1,623
Long-term investments	4	-	6,652	1,072
Deferred tax assets, non-current	12	157	343	55
Other non-current assets		2,738	1,794	289
Total non-current assets		48,424	63,289	10,200

TOTAL ASSETS		958,300	1,319,692	212,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans (including short-term loans of the consolidated VIEs without recourse to 500.com Limited of RMB12,802 and Nil as of December 31, 2013 and 2014, respectively)	13	12,802	-	-
Accrued payroll and welfare payable (including accrued payroll and welfare payable of the consolidated VIEs without recourse to 500.com Limited of RMB8,336 and RMB 24,828 (US$4,002) as of December 31, 2013 and 2014, respectively)		13,012	30,634	4,936
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to 500.com Limited of RMB72,857 and RMB100,367 (US$16,176) as of December 31, 2013 and 2014, respectively)	9	88,246	117,992	19,016
Income tax payable (including income tax payable of the consolidated VIEs without recourse to 500.com Limited of RMB1,863 and RMB4,680 (US$754) as of December 31, 2013 and 2014, respectively)		4,507	9,250	1,491
Total current liabilities		118,567	157,876	25,443

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2013	As of December 31,2014	As of December 31,2014
		RMB	RMB	US$

Non-current liabilities:
Long-term payables (including long-term payables of the consolidated VIEs without recourse to 500.com Limited of RMB29,328 and RMB 42,540 (US$6,856) as of December 31, 2013 and 2014, respectively)		30,313	44,194	7,123
Total non-current liabilities		30,313	44,194	7,123

TOTAL LIABILITIES		148,880	202,070	32,566

Commitments and contingencies	17

Shareholders’ equity:
Class A Ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2013 and 2014; 66,539,000 and 254,844,582 shares issued and outstanding as of December 31, 2013 and 2014, respectively	19	20	85	14
Class B Ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2013 and 2014; 262,197,451 and 96,634,529 shares issued and outstanding as of December 31, 2013 and 2014, respectively	19	94	36	6
Additional paid-in capital	19	967,233	1,106,234	178,293
Accumulated other comprehensive income		10,492	22,637	3,648
Accumulated deficit	11	(168,419)	(11,370)	(1,833)

Total shareholders’ equity		809,420	1,117,622	180,128

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		958,300	1,319,692	212,694

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

	Notes	For the years ended December 31,
		2012	2013	2014	2014
		RMB	RMB	RMB	US$

Net Revenues		171,527	259,534	579,717	93,434
Operating expenses:
Cost of services		(18,476)	(27,818)	(53,909)	(8,689)
Sales and marketing		(45,794)	(84,596)	(173,883)	(28,025)
General and administrative		(57,784)	(73,190)	(156,309)	(25,192)
Service development expenses		(26,571)	(28,686)	(59,398)	(9,573)
Write-off of deferred offering expenses		(6,404)	-	(3,241)	(522)

Total operating expenses		(155,029)	(214,290)	(446,740)	(72,001)
Other operating income		4,193	14,560	17,414	2,807
Government grant		2,242	2,792	3,643	587
Other operating expenses		(1,821)	(2,678)	(4,527)	(730)
Operating profit		21,112	59,918	149,507	24,097
Interest income		1,132	2,058	17,009	2,741
Interest expense		-	(5,407)	(356)	(57)
Changes in fair value of the derivative component of the convertible note	10	-	(26,809)	-	-
Changes in fair value of the structured deposit	4	-	-	(1,124)	(181)
Income before income tax		22,244	29,760	165,036	26,600
Income tax benefit (expense)	12	(18,001)	76,294	(7,987)	(1,287)
Net income		4,243	106,054	157,049	25,313
Other comprehensive income (loss), net of tax
Foreign currency translation gain (loss)		58	(5,496)	12,145	1,957
Comprehensive income		4,301	100,558	169,194	27,270

Earnings per share for Class A and Class B ordinary shares outstanding:	18
Basic		0.02	0.45	0.46	0.07
Diluted		0.02	0.41	0.44	0.07
Earnings per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)	18
Basic		-	4.45	4.62	0.74
Diluted		-	4.08	4.39	0.71
Weighted average number of Class A and Class B ordinary shares outstanding:	18
Basic		229,374,777	238,342,685	339,782,819	339,782,819
Diluted		233,678,481	259,729,367	357,848,704	357,848,704

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Cash flow from operating activities
Net income	4,243	106,054	157,049	25,313
Adjustments to reconcile net income to net cash provided in operating activities:
Depreciation of property and equipment	5,167	7,847	8,653	1,395
Amortization of intangible assets	353	659	1,634	263
Deferred tax expense (benefit)	7,145	(97,133)	(23,931)	(3,857)
Share-based compensation	13,704	7,561	89,922	14,493
Losses(gain) on disposal of property and equipment	904	518	(2)	-
Write-off of deferred offering expenses	6,404	-	3,241	522
Interest expense relating to convertible note	-	3,933	-	-
Changes in fair value of the derivative component of the convertible note	-	26,809	-	-
Changes in fair value of the structured deposit	-	-	1,124	181
Reimbursement of American Depositary Receipt (“ADR”) program related expenses	-	-	(2,648)	(427)
Changes in operating assets and liabilities:
Accounts receivable	12,545	(39,585)	(11,923)	(1,922)
Accounts receivable due from employees	5,788	225	-	-
Prepayments and other current assets	25,662	(25,616)	(42,511)	(6,852)
Deposits	2,286	(476)	(4,132)	(666)
Accrued expenses and other current liabilities	511	22,876	37,831	6,097
Accrued payroll and welfare payable	(1,849)	2,604	17,622	2,840
Amount due to a related party	-	(8,520)	-	-
Long-term payables	8,257	18,461	13,881	2,237
Income tax payable	1,379	2,953	4,743	764
Net cash generated from operating activities	92,499	29,170	250,553	40,381

Cash flows from investing activities
Acquisition of property and equipment	(29,840)	(9,111)	(15,469)	(2,493)
Acquisition of intangible assets	(2,247)	(416)	(1,719)	(277)
Acquisition of other non-current assets	-	(2,738)	(24,114)	(3,886)
Restricted cash	(11,209)	(3,941)	2,481	400
Short-term investments	4,000	-	(71,306)	(11,492)
Time deposits	-	(121,085)	(285,626)	(46,035)
Change in amounts due from related parties	(85,616)	188,242	-	-
Proceeds from disposal of property and equipment	43	1,014	9	1
Net cash generated from (used in) investing activities	(124,869)	51,965	(395,744)	(63,782)

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from short-term bank borrowings	-	201,290	1,000	161
Repayment of short-term bank borrowings	-	(188,488)	(13,802)	(2,224)
Restricted cash	-	(56,512)	56,512	9,108
Proceeds from the issuance of the convertible note	-	122,584	-	-
Proceeds from the exercise of share options	-	3,263	48,788	7,863
Proceeds from the private placement	-	91,994	-	-
Proceeds from the issuance of ordinary shares	43,006	-	-	-
Proceeds from the initial public offering (“IPO”), net of issuance costs	-	456,835	-	-
Repurchase of ordinary shares	(39,460)	-	-	-
Payment of dividends	-	(194,526)	-	-
Reimbursement of ADR program related expenses	-	-	3,161	509
Payment for public offering expenses	(3,551)	-	(10,737)	(1,730)
Net cash (used in) generated from financing activities	(5)	436,440	84,922	13,687
Effect of exchange rate changes on cash and cash equivalents	-	(4,812)	1,507	243
Net increase (decrease) in cash and cash equivalents	(32,375)	512,763	(58,762)	(9,471)
Cash and cash equivalents at beginning of the year	63,930	31,555	544,318	87,728
Cash and cash equivalents at end of the year	31,555	544,318	485,556	78,257

Supplemental disclosures of cash flow information:
Income tax paid	(1,920)	(2,363)	(15,836)	(2,552)
Interest paid	-	(694)	(356)	(57)
Interest received	1,132	1,750	10,568	1,703
Non-cash movements :
Payable to a related party from repurchase of ordinary shares	8,520	-	-	-

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	Number of Class A ordinary shares	Number of Class B ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity (deficit)
			RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2011	-	230,768,220	84	247,051	15,930	(188,716)	74,349
Net income for the year	-	-	-	-	-	4,243	4,243
Other comprehensive income
Foreign currency translation gain	-	-	-	-	58	-	58
Repurchase and cancellation of ordinary shares	-	(19,250,000)	(5)	(47,975)	-	-	(47,980)
Issuance of ordinary shares	-	17,250,000	5	43,001	-	-	43,006
Share-based compensation	-	-	-	13,704	-	-	13,704
Dividend declared	-	-	-	-	-	(90,000)	(90,000)

Balance as of December 31, 2012	-	228,768,220	84	255,781	15,988	(274,473)	(2,620)
Net income for the year	-	-	-	-	-	106,054	106,054
Other comprehensive loss
Foreign currency translation (loss)	-	-	-	-	(5,496)	-	(5,496)
Issuance of ordinary shares from private placement	-	11,538,462	3	91,991	-	-	91,994
Issuance of ordinary shares from exercise of share options	-	2,660,000	1	3,262	-	-	3,263
Issuance of ordinary shares from conversion of convertible note	-	19,230,769	6	153,319	-	-	153,325
Issuance of ordinary shares upon IPO	66,539,000	-	20	455,319	-	-	455,339
Share-based compensation	-	-	-	7,561	-	-	7,561

Balance as of December 31, 2013	66,539,000	262,197,451	114	967,233	10,492	(168,419)	809,420

Net income for the year	-	-	-	-	-	157,049	157,049
Other comprehensive income
Foreign currency translation gain	-	-	-	-	12,145	-	12,145
Conversion of Class B to Class A ordinary shares	165,562,922	(165,562,922)	-	-	-	-	-
Issuance of ordinary shares from exercise of share options	22,742,660	-	7	49,079	-	-	49,086
Share-based compensation	-	-	-	89,922	-	-	89,922

Balance as of December 31, 2014	254,844,582	96,634,529	121	1,106,234	22,637	(11,370)	1,117,622
Balance as of December 31, 2014, in US$			20	178,293	3,648	(1,833)	180,128

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

As of December 31, 2014, the Company has four wholly owned subsidiaries in British Virgin Islands, Hong Kong, the United States of America (‘”USA”) and the People’s Republic of China (“PRC”), respectively and also consolidates three variable interest entities and four subsidiaries of variable interest entities (collectively “VIEs”), details of which are as follows:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
500.com USA Corporation (“500.com USA”)	July 21, 2014	USA	100%	Investment Holding
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	PRC	100%	Software Service

VIEs
Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”)	December 7, 1999	PRC	-	Online Lottery Service
Shenzhen Youlanguang Science and Technology Co., Ltd. (“Youlanguang Technology”)	December 16, 2008	PRC	-	Online Lottery Service
Shenzhen Guangtiandi Science and Technology Co., Ltd. (“Guangtiandi Technology”)	December 16, 2008	PRC	-	Online Lottery Service
Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky Network”)*	May 22, 2006	PRC	-	Online Lottery Service
Shenzhen Wubai Zhifu Co., Ltd. (“500Fu”)**	April 23, 2014	PRC	-	Third party payment service
Lhasa Yicai Network Technology Co., Ltd. (“Lhasa Yicai”)**	October 17, 2014	PRC	-	Online Lottery Service
Beijing Baifengrun Science and Technology Co., Ltd. (“Baifengrun Technology”)***	June 13, 2014	PRC	-	Development, operation of mobile phone games

* A subsidiary of E-Sun Network

** A subsidiary of E-Sun Sky Network

*** A subsidiary of Guangtiandi Technology

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

As a result of the Contractual Arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810, “Consolidation”. Effective on January 1, 2010. The Company is required to continue to consolidate the VIEs under the new guidance in Accounting Standards Update (“ASU”) 2009-17 because the Company has been determined to 1) be the most closely associated with the VIEs and the subsidiary of E-Sun Network among the members of the related party group who share the power to direct the activities of the VIEs that most significantly impact their economic performance, and 2) has the obligation to absorb losses or the right to receive benefits of the VIEs that could potentially be significant to the VIEs.

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

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, statements of comprehensive income and statements of cash flows are as follows:

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	27,831	330,690	53,298
Restricted cash	15,090	12,667	2,042
Short-term investments	-	70,182	11,311
Accounts receivable	50,778	48,550	7,825
Amounts due from intergroup companies	105,169	10,484	1,690
Prepayments and other current assets	92,395	149,256	24,055
Deferred tax assets, current portion	15,287	39,068	6,297

Total current assets	306,550	660,897	106,518

Non-current assets:
Property and equipment, net	28,703	35,283	5,687
Intangible assets, net	1,130	1,535	247
Deposits	5,771	9,903	1,596
Long-term investments	-	5,114	824
Deferred tax assets, non-current	157	343	55
Other non-current assets	2,738	1,794	289

Total non-current assets	38,499	53,972	8,698

TOTAL ASSETS	345,049	714,869	115,216

LIABILITIES
Current liabilities:
Short-term loans	12,802	-	-
Amounts due to intergroup companies	3,470	140,856	22,702
Accrued payroll and welfare payable	8,336	24,828	4,002
Accrued expenses and other current liabilities	72,857	100,367	16,176
Income tax payable	1,863	4,680	754

Total current liabilities	99,328	270,731	43,634

Non-current liabilities:
Long-term payables	29,328	42,540	6,856

Total non-current liabilities	29,328	42,540	6,856

TOTAL LIABILITIES	128,656	313,271	50,490

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Net revenues	113,566	182,255	447,898	72,188
Net income	3,720	19,759	185,205	29,850

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	(22,690)	(157,646)	422,702	68,127
Net cash generated from (used in) investing activities	1,587	156,033	(107,041)	(17,252)
Net cash generated from (used in) financing activities	(966)	13,052	(12,802)	(2,063)

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. In addition, the Company has not provided any financial support to its VIEs as of December 31, 2014.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, impairment of intangible assets, realization of deferred tax assets, uncertain income tax positions and share-based compensation. Actual results could materially differ from those estimates.

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

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.2046 on December 31, 2014 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The functional currency of the Company, BVI, 500wan HK and 500.com USA is the US$. E-Sun Sky Computer and VIEs determined their functional currencies to be the RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity. The Company uses the RMB as its reporting currency.

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

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which have original maturities of three months or less when purchased and which are unrestricted as to withdrawal and use. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted cash

Restricted cash represents cash held by banks which (i) were granted by the government and designated only for the purchase of fixed assets for certain approved projects, (ii) were drawn from short-term loans and designated only for marketing activities, and (iii) were pledged to financial institutions as collateral for the Group’s bank loans.

Time deposits

Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year. Interest income from time deposits is included in the consolidated statements of comprehensive income. During the years ended December 31, 2012, 2013 and 2014, the Group recorded interest income of RMB1,132, RMB2,058 and RMB17,009 (US$2,741) in the consolidated statements of comprehensive income respectively.

Accounts receivables and allowance for doubtful accounts

Accounts receivables are carried at original invoiced amount less an allowance for doubtful accounts when collection of the amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers factors such as customer circumstances or age of the receivable. Accounts receivable are written off after all collection efforts have ceased. Collateral is not typically required, nor is interest charged on accounts receivable.

Accounts receivable due from employees

Under the current prize payout scheme of national and provincial lottery products, prizes can only be claimed by natural persons who present the winning lottery tickets at the time of collection. Accounts receivable due from employees represents cash from winning tickets deposited into certain employees’ personal bank accounts which will be transferred into the Group’s bank accounts prior to allocation to the winner’s accounts. The Group employs several measures to ensure that the employees’ personal bank accounts are under the Group’s control, for example, keeping a record of the account numbers, passwords, online login information and electronic banking keys of such personal accounts, and monitoring the account activities constantly.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual

Electronic and office equipment	3-5 years	5%
Motor vehicles	10 years	2-5%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	-

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

Intangible assets

Intangible assets represent computer software, internet domain name and licensing agreement. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets, which are set out as follows:

Category	Estimated Useful Life

Computer software	3-10 years
Internet domain name	10 years
Licensing agreement	Agreement term

Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group, including intangible assets, with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge for the long-lived assets was recognized for any of the years presented.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments in accordance with ASC 320-10 “Investments—Debt and Equity Securities”. In accordance with ASC 815 “Derivatives and Hedging”, the Group recognizes financial instruments or other contracts that have all the characteristics of a derivative on its balance sheet as either assets or liabilities, at fair value. Changes in the fair value of derivative financial instruments (“financial derivatives”) are either recognized periodically in earnings or in other comprehensive income depending on the use of the financial derivatives and whether it qualifies for hedge accounting. Changes in fair values of financial derivatives not qualified as hedges are reported in earnings. The estimated fair values of financial derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Long-term investments

The Group’s long-term investments consist of cost method investments. In accordance with ASC 325 “Investments-Other”, for investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurements

Financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, structured deposit (Note 4), and the derivative redemption feature (Note 10). As of December 31, 2013 and 2014, the carrying values of these financial instruments, other than the structured deposit, approximate their fair values due to their short-term maturities. The Group determined the fair value of the derivative redemption feature and the structured deposit with the assistance of an independent third party valuation firm.

The Group applies ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

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

Revenue recognition

The Group’s revenues are derived principally from online lottery purchase services. Revenue is recognized in accordance with ASC 605, “Revenue Recognition”, when all of the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Online lottery purchase services

The Group earns service income for online lottery purchase services and revenues are generated from processing lottery purchase orders from end users (“Service Fee”). The Group receives purchase orders from end users through its online platforms, which include website and mobile applications, and processes the orders with the lottery administration centers. Service Fee is received from the lottery administration centers based on the pre-determined service fee rate and the total amount of the processed orders. Pursuant to ASC 605-45, “Principal Agent Considerations”, the Group records Service Fee on a net basis because the Group is not the primary obligor in the arrangement, but acts as an agent in providing such purchase services.

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

The Super VIP incentive

Certain qualified end users (“Super VIP”) are entitled to receive incentives from the Group based on actual purchase amount of each transaction. As the Group does not receive an additional service or benefit from the Super VIP other than service fee earned from lottery administration centers by the Group from the transaction, the incentives are recognized as a reduction of revenue at each year end in accordance with ASC 605-50, “Customer Payments and Incentives”.

Lottery pool purchase service

Lottery pools involve individual end users purchasing a share in a pooled lottery outcome or group of outcomes with other end users. Through the lottery pool purchase service, an end user, an initiator, starts a lottery pool by specifying a range of parameters, such as the lottery portfolio, total purchase amount and payout ratio.

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lottery pool purchase service (continued)

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

Business tax and surcharges

Business tax and surcharges for the years ended December 31, 2012, 2013 and 2014 of RMB5,485, RMB7,526 and RMB8,198 (US$1,321) respectively, were recorded in cost of services in the consolidated statements of comprehensive income. The Group’s online lottery purchase services are subject to business taxes, surcharges and cultural development fees totaling approximately 1.12%-2.97% of revenues before deduction for incentives to certain registered users and residual amount payment to complete the lottery pool purchase.

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

Advertising expenditure

Advertising costs are expensed as incurred and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income. Advertising expenses were approximately RMB12,143, RMB30,759 and RMB34,489 (US$5,559) for years ended December 31, 2012, 2013 and 2014, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales and marketing expenses (continued)

Sponsorship expenses

The Group’s sales and marketing expenses consist of payments under a sponsorship contract. Accounting for sponsorship payments is based upon specific contract provisions.

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

All new and existing end users are entitled to receive additional prize money for winning tickets from selected lotteries purchased through the Group during a marketing promotion period. The cost of the additional prize money is to be shared between the lottery administration centers and the Group at a predetermined percentage or funded entirely by the Group. As the Group does not receive an identifiable benefit in return for the consideration that is sufficiently separable from the lottery administration centers’ purchase of lottery processing services from the Group, the additional prize money provided to the lottery administration center, are recognized as a reduction of revenue at each period end in accordance with ASC 605-50, “Customer Payments and Incentives”.

Service development expenses

Service development expenses consist primarily of personnel-related expenses incurred for the development of, enhancement to, and maintenance of the Group’s website that either (i) did not meet the capitalization criteria in accordance with ASC 350, “Intangibles - Goodwill and other”; or (ii) met the capitalization criteria but the costs cannot be separated on a reasonably cost-effective basis between maintenance and relatively minor upgrades and enhancements. Service development expenses are recognized as expenses when incurred.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Group leases certain office facilities under cancelable and non-cancelable operating leases, generally with an option to renew upon expiry of the lease term. In accordance with ASC 840, “Leases”, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the properties estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group had no capital leases for the years ended December 31, 2012, 2013 and 2014.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date.

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

In accordance with the provisions of ASC 740, “Income taxes” the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit, determined on a cumulative probability basis, that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the “long-term payables” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits or liability ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

In conjunction with ASC 740, the Group also applied ASC 740-30, “Income Taxes: Other Considerations or Special Areas”, to account for the temporary differences arising from the undistributed earnings of the foreign subsidiaries. According to ASC 740-30, all undistributed earnings of a subsidiary shall be presumed to be transferred to the parent entity. Accordingly, the undistributed earnings of a subsidiary included in consolidated income shall be accounted for as a temporary difference and affect deferred tax expense unless the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Share-based compensation

Share options granted to employees and the director

Share options granted to employees and the director are accounted for under ASC 718, “Compensation - Stock compensation”. In accordance with ASC 718, the Group determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees and the director classified as equity awards are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Group recognizes compensation expense using the accelerated method for share options granted with graded vesting based on service conditions, provided that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the share options that are vested at that date.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation (continued)

Share options granted to employees and the director

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent the Group revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

The compensation costs associated with a modification of the terms of the award (“Modification Award”) are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the Modification Award over the fair value of the original award at the modification date. Therefore, in relation to the Modification Award, the Group recognizes share-based compensation over the vesting periods of the new options, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (2) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

Share options granted to non-employees

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, “Equity-based payment to non-employees”. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income on the grant date.

The Group, with the assistance of an independent valuation firm, determined the fair values of the share options recognized in the consolidated financial statements. The binomial option pricing model is applied in determining the estimated fair value of the share options granted to employees and non-employees.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred offering expenses

Direct costs incurred by the Group attributable to its proposed public offerings of ordinary shares that have been deferred. Such costs, including legal and other professional fees, are recorded as deferred offering expenses in the consolidated balance sheets and will be charged against the gross proceeds received from such offerings. For the years ended December 31, 2012, 2013 and 2014, the Group expensed deferred offering expenses of RMB6,404, Nil, and RMB3,241 (US$522), respectively, in the consolidated statements of comprehensive income because the Group deemed the proposed public offerings to be aborted in accordance with ASC 340, “Other assets and deferred costs”.

Earnings per share

The Group computes earnings per Class A and Class B ordinary shares in accordance with ASC 260, “Earnings Per Share”, using the two class method. Under the provisions of ASC 260, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Group’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net income per share of Class A ordinary shares, the undistributed earnings are equal to net income for that computation.

For the purposes of calculating the Group’s basic and diluted earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

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

Recent accounting pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-08 “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for public business entities for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers". ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for public business entities with annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2014, the FASB issued ASU 2014-12, “Compensation—Stock Compensation”. ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. ASU 2014-12 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits and accounts receivable. As of December 31, 2014, substantially all of the Group’s cash and cash equivalents and time deposits were deposited in financial institutions located in the PRC, Hong Kong and USA, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from commission earned from lottery administration centers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its lottery administration centers and its ongoing monitoring of outstanding balances.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

3.	CONCENTRATION OF RISKS (continued)

Concentration of suppliers

Approximately 98.3%, 87.3% and 79.1% of total Service Fees were derived from three lottery administration centers for the years ended December 31, 2012, 2013 and 2014, respectively. The Service Fees received from the respective lottery administration centers represent net revenues recognized before the reduction of: (i) incentives paid to end users, (ii) the residual amount of lottery pool contributed by the Group and (iii) the cost of additional prize money to be shared between the lottery administration centers and the Group. The significance of the Service Fees received from the three lottery administration centers are as follows:

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Lottery administration center A	111,533	169,474	260,096	41,920
Lottery administration center B	43,440	75,212	198,549	32,000
Lottery administration center C	13,653	45,231	121,628	19,603

Concentration of serviced lottery products

Approximately 88.0%, 95.9% and 93.2% of total Service Fees were derived from five lottery products for the years ended December 31, 2012, 2013 and 2014, respectively.

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

3.	CONCENTRATION OF RISKS (continued)

Current vulnerability due to certain other concentrations (continued)

In October 2012, the Group was notified by China Sports Lottery Administration Center that the Group was one of the two entities that had been approved by the Ministry of Finance (“MOF”) to conduct online sales of sports lottery products in PRC on behalf of China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in PRC, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the MOF for official commencement of online lottery sales in the PRC. However, since the operation of online sports lottery sales services by China Sports Lottery Administration Center itself is in a pilot phase and is subject to further approval by the MOF, the Group’s operation of online sales of sports lottery products may be subject to suspension if China Sports Lottery Administration Center fails to obtain such further approval from the MOF.

On January 15, 2015, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China jointly promulgated the Notice on Issues related to the Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales (the “Self-Inspection Notice”), as a further step to regulate the lottery market in PRC and sanction unauthorized online lottery sales. On February 28, 2015, all sports lottery administration centers temporarily suspended online purchase orders for lottery products in response to the Self-Inspection Notice. Additional details are set out in Note 22 - Recent regulations on lottery services industry and online lottery sales.

The Group transacts the majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	INVESTMENTS

Short-term Investments

Short-term Investments consist of the following:

Short-term investments of the Group comprised of a structured deposit investment with an embedded derivative instrument (“Structured deposit”) that was not separately bifurcated. The Structured deposit was carried at fair value.

	As of December 31,2014
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value	Fair value
	RMB	RMB	RMB	RMB	RMB	US$
Assets
Short-term investments
Structured deposit	71,306	-	(1,124)	-	70,182	11,311

During the year ended December 31, 2014, the change in fair value of the Structured deposit of RMB1,124 (US$181) was recorded as "Changes in fair value of the structured deposit” in the consolidated statements of comprehensive income.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	INVESTMENTS (continued)

Long-term Investments

Long-term investments consisted of the following:

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2014
	RMB	RMB	US$
Cost Method Investments
Private companies	-	5,114	824
Limited partnerships	-	1,538	248

	-	6,652	1,072

Cost method investments

Private companies

On January 31, 2014, the Group acquired 20% of the share capital of Beijing Huanlelingdang Technology Co., Ltd (“Huanlelingdang”), a non-listed company, at a consideration of RMB5,000(US$806). On April 23, the Group acquired 19% of the share capital of Shenzhen Hewei Technology Co., Ltd (“Hewei”), a non-listed company, at a consideration of RMB114(US$18). The investments in Huanlelingdang and Hewei were classified as cost method investments as the Group does not have significant influence over Huanlelingdang and Hewei. No impairment on the investment in Huanlelingdang and Hewei were recognized for the year ended December 31, 2014. Additionally, the Group determined that it is not practicable to estimate their fair values for disclosure purposes.

Limited partnerships

On June 12, 2014, the Group and Danhua Capital L.P (“Danhua”) entered into a subscription agreement, whereby the Group agreed to purchase a US$1,000 limited partnership interest in Danhua’s fund (the “Fund”). As of December 31, 2014, the Group transferred US$250 to the Fund. The Group’s unfunded commitment to the Fund is US$750 as of December 31, 2014.

The Fund’s investment strategy is primarily to invest in emerging companies operating in the USA and PRC. The Fund’s investments are focused in the technology, media and telecommunications sectors. The Fund is scheduled to operate till November 15, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

5.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2014
	RMB	RMB	US$

Accounts receivable	62,522	74,445	11,998
Less: Allowance for doubtful accounts	-	-	-

Accounts receivable, net	62,522	74,445	11,998

6.	PREPAYMENTS, OTHER CURRENT ASSETS AND DEPOSITS

Prepayments and other current assets consist of the following:

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2014
	RMB	RMB	US$

Prepayments	824	371	60
Deposits for future lottery ticket purchase*	55,911	89,417	14,411
Receivables from third party payment service providers	12,416	17,705	2,854
Receivables from lottery administration centers for winnings	15,880	2,749	443
Interest receivables	-	6,441	1,038
Deposit for business acquisition**	-	20,000	3,223
Deferred sponsorship and advertising expenses	1,757	10,324	1,664
Others	7,485	10,880	1,754
	94,273	157,887	25,447

* Deposits for future lottery ticket purchase represent cash paid in advance by the Group to lottery administration centers for the purchase of lottery tickets.

** Deposit for business acquisition represents cash paid in advance by the Group for a potential business acquisition. The deposit was subsequently returned to the Group in January 2015, as the deal was cancelled.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

6.	PREPAYMENTS, OTHER CURRENT ASSETS AND DEPOSITS (continued)

Deposits consist of the following:

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2014
	RMB	RMB	US$

Deposits for lottery ticket equipment and office leases	5,939	10,071	1,623

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2014
	RMB	RMB	US$

Electronics and office equipment	23,349	30,972	4,992
Motor vehicles	4,557	9,642	1,554
Leasehold improvements	25,748	26,391	4,253

Property and equipment, cost	53,654	67,005	10,799
Less: Accumulated depreciation	(17,441)	(25,930)	(4,179)

Property and equipment, net	36,213	41,075	6,620

Depreciation expenses were approximately RMB5,167, RMB7,847 and RMB8,653 (US$1,395) for the years ended December 31, 2012, 2013 and 2014, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

8.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2014
	RMB	RMB	US$
Cost:
Computer software	3,975	4,785	771
License agreement	-	800	129
Internet domain name	658	658	106
	4,633	6,243	1,006
Accumulated amortization:
Computer software	(1,020)	(1,787)	(288)
License agreement	-	(800)	(129)
Internet domain name	(236)	(302)	(48)
	(1,256)	(2,889)	(465)

Intangible assets, net	3,377	3,354	541

Amortization expenses were approximately RMB353, RMB659 and RMB1,634 (US$263) for the years ended December 31, 2012, 2013 and 2014, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

	RMB	US$

2015	840	135
2016	470	76
2017	403	65
2018	347	56
2019 and thereafter	1,294	209

	3,354	541

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2014
	RMB	RMB	US$

Advance from end users	40,578	66,679	10,747
Business tax and other taxes payable	4,031	4,360	703
Deferred government grant	17,925	14,016	2,259
Professional fees payable	15,442	11,323	1,825
Promotional events payables	3,752	10,869	1,752
Advertising and sponsorship payable	902	2,267	365
Others	5,616	8,478	1,365

	88,246	117,992	19,016

Advance from end users represents 1) payments received by the Group in advance from the end users prior to the purchase of lottery tickets, and 2) prize distribution made by the Group to the winning end users’ registered account.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

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

The convertible note was automatically converted into the number of Class B ordinary shares equivalent to the outstanding amount of the convertible note divided by the applicable conversion price immediately upon the completion of the Group’s IPO. The applicable conversion price was equal to 80% of the per share issuance price of the Class A ordinary shares issued for the Group’s IPO. In the event of automatic conversion triggered by the IPO, the convertible note shall be deemed interest free between the date of issuance and the date of conversion.

The redemption feature meets the definition of a derivative and is bifurcated from the convertible note and accounted for in accordance with ASC 815, “Derivatives and Hedging”. The change in fair value of the embedded derivative is recorded in earnings.

Upon completion of the IPO, the conversion of the convertible note into US$25,000 of 19,230,769 Class B ordinary shares was accounted for as an extinguishment in accordance with ASC 405, “Liabilities”. The sum of: (i) the interest expense arising from the host debt instrument of RMB3,933, (ii) change in fair value of the bifurcated redemption feature RMB26,809, and (iii) extinguishment gain or loss (Nil), equaled to RMB30,742, which represented the incremental value the holder receives upon the conversion.

In accordance with ASC 820, the Group measures the fair value of the derivative redemption feature using an income approach based on inputs that are unobservable (Level 3) in the market.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

10.	CONVERTIBLE NOTE (continued)

A reconciliation of the derivative redemption feature measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is presented below:

Derivative redemption feature
RMB

Balance as of December 31, 2012	-
Fair value of the derivative redemption feature on issuance date	22,355
Change in fair value of the derivative redemption feature	26,809
Settlement of the derivate redemption feature upon IPO	(49,164)

Balance as of December 31, 2013	-

The change in fair value of the derivative redemption feature for the year ended December 31, 2013 was recorded as "Changes in fair value of the derivative component of the convertible note” in the consolidated statements of comprehensive income.

No convertible note was issued during the year ended December 31, 2014.

11.	ACCUMULATED DEFICIT

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

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s PRC subsidiary, E-Sun Sky Computer, being a foreign-invested enterprise established in the PRC, is required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. E-Sun Sky Computer is required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the E-Sun Sky Computer.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

11.	ACCUMULATED DEFICIT (continued)

In accordance with the China Company Laws, the Company’s VIEs are PRC domestic companies (i.e. E-Sun Network, E-Sun Sky Network, Youlanguang Technology, Guangtiandi Technology, 500Fu, Lhasa Yicai and Baifengrun Technology), and they must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of each individual VIE.

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

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2014
	RMB	RMB	US$

PRC statutory reserved funds	20,849	33,754	5,440
Unreserved accumulated deficit	(189,268)	(45,124)	(7,273)

	(168,419)	(11,370)	(1,833)

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital, statutory reserve funds and retained earnings of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB636,146 (US$102,528) as of December 31, 2014. Therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2013 and 2014 and for each of the three years in the period ended December 31, 2014 are disclosed in Note 23.

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

USA

500.com USA is incorporated in the USA and does not conduct any substantive operations of its own. No provision for USA income tax has been made in the financial statements as 500.com USA was established in July 2014 and had no assessable income for the year ended December 31, 2014.

British Virgin Islands

Under the current laws of the British Virgin Islands, BVI is not subject to tax on income or capital gains.

Hong Kong

Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income.

PRC

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology and E-Sun Network are subject to the EIT rate of 25% for the three years ended December 31, 2014. The newly established VIEs, 500Fu and Baifengrun Technology, are also subject to the EIT rate of 25% for the year ended December 31, 2014.

E-Sun Sky Network, which qualified as a “Software Enterprise”, was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2006 was the first year of EIT exemption for E-Sun Sky Network. In October 2011, E-Sun Sky Network obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2011. In September 2014, E-Sun Sky Network renewed the certificate of “High-tech Enterprise” and was still applicable to the preferential income tax rate of 15% for the three years ended December 31, 2016. In 2014, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the two years ended December 31, 2014. Thus, E-Sun Sky Network complied with the lower preferential tax rate of 10% in 2013 and 2014.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

PRC (continued)

In March 2011, E-Sun Sky Computer obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2011 was the first year of EIT exemption for E-Sun Sky Computer. E-Sun Sky Computer is subject to EIT at the rate of 0%, 12.5% and 12.5% in 2012, 2013 and 2014, respectively.

In June 2013, Guangtiandi Technology obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2014 was the second year of EIT exemption for Guangtiandi Technology. Guangtiandi Technology is subject to EIT at the rate of 25%, 0% and 0% in 2012, 2013 and 2014, respectively.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry”. According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15% for the year ended December 31, 2014.

Income (loss) before income taxes consists of:

	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Cayman Islands	(2,842)	(32,227)	157,049	25,313
British Virgin Islands	(22)	(12)	(4)	(1)
Hong Kong	(159)	(297)	(838)	(135)
PRC	25,267	62,296	8,829	1,423

	22,244	29,760	165,036	26,600

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive income are as follows:

	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Current tax expense	(10,856)	(20,839)	(31,918)	(5,144)
Deferred tax benefit (expense)	(7,145)	97,133	23,931	3,857

Income tax benefit (expense)	(18,001)	76,294	(7,987)	(1,287)

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax expense is as follows:

	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Income before income taxes	22,244	29,760	165,036	26,600
Income tax computed at applicable tax rates (25%)	5,561	7,440	41,259	6,650
Effect of different tax rates in different jurisdictions	755	8,134	1,313	212
Non-deductible expenses	8,603	15,810	28,103	4,529
Effect of tax holiday	(8,449)	(942)	(16,170)	(2,606)
Effect of tax rate changes	(3,076)	(15,581)	(38,747)	(6,245)
Change in valuation allowance	1,621	(1,900)	18	3
Changes in interest and penalties on unrecognized tax benefits	544	2,222	(349)	(56)
Effect of EIT reversal for previous years	-	(2,741)	(7,758)	(1,250)
Outside basis differences	11,919	(88,796)	-
Others	523	60	318	50
	18,001	(76,294)	7,987	1,287

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Balance at beginning of year	4,315	11,577	27,405	4,417
Increase relating to current year tax positions	7,464	18,843	18,014	2,903
Decrease relating to prior year tax positions	-	(2,955)	(5,202)	(838)
Decrease relating to expiration of applicable statute of limitations	(202)	(60)	(1,316)	(212)

Balance at end of year	11,577	27,405	38,901	6,270

At December 31, 2012, 2013 and 2014, there are RMB6,024, RMB14,342 and RMB13,067 (US$2,106) of unrecognized tax benefits that would affect the annual effective tax rate if recognized. The unrecognized tax benefits mainly related to non-deductible expenses. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, pending factors such as changes in PRC tax law or administrative practices and precedents, or tax authority inquiries. An estimate of the change cannot be reasonably made.

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in taxation expenses. During the years ended December 31, 2012, 2013 and 2014, the Group recognized approximately RMB544, RMB2,463 and RMB2,119 (US$342) and reversed approximately nil, RMB241 and RMB2,469 (US$398) in interest and penalties. The Group had accrued approximately RMB1,091, RMB3,313 and RMB2,963 (US$478) for the payment of interest and penalties as of December 31, 2012, 2013 and 2014, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Group’s tax filings. As of December 31, 2014, the PRC subsidiaries 2011-2014 tax returns remain open to examination.

The aggregate amount and per share effect of tax holidays are as follows:

	2012	2013	2014	2014
	RMB	RMB	RMB	US$

The aggregate amount	8,449	942	16,170	2,606
The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares outstanding
Basic	0.04	-	0.05	0.01

Diluted	0.04	-	0.05	0.01
F-40

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

The components of deferred taxes are as follows:

	2013	2014	2014
	RMB	RMB	US$

Deferred tax assets, current portion
Accrued payroll and welfare payable	1,630	3,631	585
Advertising expenditure deductible in future years	11,675	33,466	5,393
Deferred government grants	2,813	2,597	419
Changes in fair value of the Structured deposit	-	169	27
Less: valuation allowance	(102)	(102)	(16)

Total deferred tax assets, current portion	16,016	39,761	6,408

Deferred tax assets, non-current portion
Net operating losses (“NOLs”)	1,234	1,438	231
Less: valuation allowance	(1,077)	(1,095)	(176)

Total deferred tax assets, non-current portion	157	343	55

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2014, the Group had NOLs of approximately RMB5,754 (US$927) from several of its VIEs, which can be carried forward to offset future net profit for income tax purposes. The NOLs as of December 31, 2014 will expire in years 2015 to 2019 if not utilized.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

Reversal of deferred tax liabilities arising from outside basis differences

Deferred tax liabilities arising from outside basis differences of the Company’s investments in subsidiaries are considered under ASC 740-30. The deferred tax expense relating to outside basis differences arises from (i) aggregate undistributed earnings and share capital of the VIEs that are available for distribution to E-Sun Sky Computer, a PRC tax resident company, and (ii) aggregate undistributed earnings of the foreign subsidiaries that are available for distribution to the Company.

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

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB304,191 and RMB542,027 (US$87,359) as of December 31, 2013 and 2014, respectively. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. Determination of the amount of unrecognized deferred US income tax liability is not practicable.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

13.	SHORT-TERM LOANS

The short-term loans outstanding as of December 31, 2013 represents RMB denominated loans of an aggregate amount of RMB18,166 obtained from a financial institution in the PRC, for working capital purposes. The loans have a fixed interest rate of 7.32% per annum and a term of twelve months. The loans are guaranteed by E-Sun Sky Computer, Mr. Man San Law (i.e. Chief Executive Officer) and Ms. Ping Yuan (i.e. shareholder). As of December 31, 2013, the Group had repaid RMB5,364. The remaining balance of RMB12,802 was repaid in full in 2014.

14.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately RMB6,595, RMB 8,848 and RMB10,042 (US$1,619) for the years ended December 31, 2012, 2013 and 2014, respectively.

15.	SHARE-BASED PAYMENT

On March 28, 2011, the shareholders and board of directors of the Company approved the 2011 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. These options were granted with exercise prices denominated in US$, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of the Company’s issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued share option is ten years from the grant date.

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

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

On June 19, 2014, the Company granted 2,000,000 options to directors and 32,561,800 options to employees, with an exercise price of US$3.232 per share (US$32.32 per ADS). For awards to directors, 666,690 options will be vested on November 22, 2014, 666,690 options will be vested on November 22, 2015, and 666,620 options will be vested on November 22, 2016. For awards to employees, 5,437,820 options will be vested upon the first anniversary of the grant date, 10,843,080 options will be vested upon the second anniversary of the grant date, and 16,280,900 options will be vested upon the third anniversary of the grant date.

A summary of share option activity and related information for the year ended December 31, 2014 is as follows:

Share options granted to employees and directors

	Number of option	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	US$	(Years)	US$’000

Outstanding, January 1, 2014	18,719,980	0.28	0.43	7.63
Granted	34,561,800	3.23	1.35
Exercised	(10,142,660)	0.30	0.34
Outstanding, December 31, 2014	43,139,120	2.64	1.19	4.40	12,672
Vested and expected to vest at December 31, 2014	42,756,440	2.66	1.20	4.38	12,085
Exercisable at December 31, 2014	7,238,210	0.54	0.62	6.58	9,681

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

Share options granted to consultants

	Number of option	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	US$	(Years)	US$’000

Outstanding, January 1, 2014	12,600,000	0.40	0.31	7.27
Exercised	(12,600,000)	0.40	0.31	-	-
Outstanding, December 31, 2014	-	-	-	-	-
Exercisable at December 31, 2014	-	-	-	-	-

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as of December 31, 2014 and the exercise price. Total intrinsic value of options granted to employees and directors exercised for the years ended December 31, 2013 and 2014 were RMB53,741 and RMB90,196 (US$14,537), respectively. No share options granted to the employees and directors were exercised during the year ended December 31, 2012. Total intrinsic value of options granted to consultants exercised for the year ended December 31, 2014 was RMB104,416 (US$16,829). No share options granted to the consultants was exercised during the years ended December 31, 2012 and 2013.

On June 8, 2012 (the “Modification Date”), the Company modified the exercise price of both vested and unvested 13,740,000 options that were previously granted to 88 employees, from US$0.4 to US$0.2. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$670, which was measured as the excess of the fair value of the modified award of US$3,460 over the fair value of the original award of US$2,790 at the Modification Date.

The total compensation cost measured at Modification Date was US$2,214, representing the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at the Modification Date of US$1,544 and the incremental compensation cost resulting from the modification of US$670.

The incremental compensation cost of US$178 for vested options was recognized immediately at the Modification Date, while the compensation cost of US$2,036 for unvested options is being amortized on an accelerated basis over the remaining vesting term of the original award.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

As of December 31, 2014, there was RMB214,038 (US$34,497) of unvested share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized over a weighted-average vesting period of 2.4 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

As the share options granted to the consultants were fully vested at the grant date, the related compensation expenses were fully recognized in the consolidated statement of comprehensive income at the grant date.

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

	For the years ended December 31
	2012	2013	2014

Expected volatility	50.11%	49.86%	50.39%~54.38%
Risk-free interest rate	1.34%	2.60%	0.65%~1.64%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%	0.00%	0.00%~5.00%
Suboptimal early exercise factor	2.0	2.2	2.2~2.8

The total fair value of the vested equity awards granted to the employees and directors during the years ended December 31, 2012, 2013 and 2014 were RMB12,437 (US$2,054), RMB11,457 (US$1,893) and RMB 21,946 (US$ 3,537), respectively.

The exercise price of options granted during the years 2013 and 2014, equaled the market price of the ordinary shares on the grant date. No share options were granted during the year ended December 31, 2012. The weighted-average grant-date fair value per share granted to employees and directors during the year ended December 31, 2013, and 2014 were US$0.95 and US$1.35, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

Total share-based compensation expenses relating to options granted to employees, directors and consultants for the years ended December 31, 2012, 2013 and 2014 are included in:

	For the year ended December 31, 2012
	Employees	Directors	Consultants	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of services	222	-	-	222	36
Sales and marketing	780	-	-	780	126
General and administrative	10,892	-	-	10,892	1,755
Service development expenses	1,810	-	-	1,810	292

	13,704	-	-	13,704	2,209

	For the year ended December 31, 2013
	Employees	Directors	Consultants	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of services	113	-	-	113	18
Sales and marketing	390	-	-	390	63
General and administrative	6,178	-	-	6,178	996
Service development expenses	880	-	-	880	142

	7,561	-	-	7,561	1,219

	For the year ended December 31, 2014
	Employees	Directors	Consultants	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of services	1,478	-	-	1,478	238
Sales and marketing	6,619	-	-	6,619	1,067
General and administrative	62,984	7,786	-	70,770	11,406
Service development expenses	11,055	-	-	11,055	1,782

	82,136	7,786	-	89,922	14,493

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

16.	RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Group

Shenzhen Bozhi Consulting Co., Ltd.	Entity controlled by the Chairman and Chief Executive Officer of the Company *
Delite Limited	Shareholder of the Company

* Mr Man San Law

(b)	The balances with Delite Limited and Shenzhen Bozhi Consulting Co. Ltd. were settled prior to the completion of IPO in 2013.

17	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

	RMB	US$

2015	3,443	555
2016	1,376	222
2017	1,376	222
2018	1,376	222
2019 and thereafter	1,376	222

	8,947	1,443

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties. For the years ended December 31, 2012, 2013 and 2014, total rental expenses for all operating leases amounted to approximately RMB4,435, RMB4,931 and RMB5,279 (US$851), respectively.

Income taxes

As of December 31, 2013 and 2014, the Group has recognized approximately RMB28,947 and RMB40,287 (US$6,493), respectively, as an accrual for unrecognized tax benefits, including related interest and penalties. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2013, and 2014, the Group classified the accrual of RMB28,947 and RMB40,287 (US$6,493), respectively, as a long-term payable.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

17	COMMITMENTS AND CONTINGENCIES

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

17.	COMMITMENTS AND CONTINGENCIES (continued)

Sponsorship commitments

Future sponsorship commitments as of December 31, 2014

	RMB	US$

2015	3,400	548

	3,400	548

Payments for sponsorships are expensed on a straight-line basis over the beneficial periods. For the year ended December 31, 2014, total sponsorship expenses amounted to approximately RMB2,210 (US$356).

Guarantees

The Group accounts for guarantees in accordance with ASC 460, “Guarantees”. Accordingly, the Group evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

The memorandum and articles of association of the Company require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. The indemnification obligations are more fully described in the memorandum and articles of association. The Company purchases standard directors and officers insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s memorandum and articles of association and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated.

Historically, the Company has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2013 and 2014.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

18.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented is calculated as follows:

	For the years ended
	2012	2013		2014
	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class B	Class A	Class B	Class A	Class A	Class B	Class B

Earnings per share—basic:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—basic	4,243	2,758	103,296	74,478	12,004	82,571	13,309

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	229,374,777	6,198,153	232,144,532	161,137,587	161,137,587	178,645,232	178,645,232
Denominator used for earnings per share	229,374,777	6,198,153	232,144,532	161,137,587	161,137,587	178,645,232	178,645,232
Earnings per share—basic	0.02	0.45	0.45	0.46	0.07	0.46	0.07

Earnings per share—diluted:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share— diluted	4,243	10,875	95,179	78,445	12,643	78,604	12,670
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	-	95,179	-	78,604	12,670	-	-
Net income attributable to ordinary shareholders	4,243	106,054	95,179	157,049	25,313	78,604	12,670

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	229,374,777	6,198,153	232,144,532	161,137,587	161,137,587	178,645,232	178,645,232
Conversion of Class B to Class A ordinary shares	-	232,144,532	-	178,645,232	178,645,232	-	-
Share options	4,303,704	21,386,682	-	18,065,885	18,065,885	-	-
Denominator used for earnings per share	233,678,481	259,729,367	232,144,532	357,848,704	357,848,704	178,645,232	178,645,232
Earnings per share—diluted	0.02	0.41	0.41	0.44	0.07	0.44	0.07

Earnings per ADS:
Denominator used for earnings per ADS - basic	-	619,815	-	16,113,759	16,113,759	-	-
Denominator used for earnings per ADS - diluted	-	25,972,937	-	35,784,870	35,784,870	-	-
Earnings per ADS - basic	-	4.45	-	4.62	0.74	-	-
Earnings per ADS - diluted	-	4.08	-	4.39	0.71	-	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

19.	ORDINARY SHARES

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

Additionally, the Company issued 19,230,769 and 11,538,462 Class B ordinary shares as a result of the conversion of the convertible note (Note 10) and the concurrent private placement for an aggregate consideration of US$15,000, respectively. As of December 31, 2013, 66,539,000 and 262,197,451 Class A and Class B ordinary shares were issued and outstanding, respectively.

In 2014, 22,742,660 share options were exercised at the exercise prices of US$0.2 to US$0.4 per share, resulting in the issuance of 22,742,660 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$8,107. As of December 31, 2014, 254,844,582 and 96,634,529 Class A and Class B ordinary shares were issued and outstanding, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

20.	FAIR VALUE MEASUREMENT

In accordance with ASC 820, the Group measures the fair value of the Structured deposit with foreign currency contract component (Note 4) using an income approach based on other inputs that are observable (Level 2) in the market.

The Group measures certain financial assets, including cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

Assets measured or disclosed at fair value are summarized below:

		Fair value measurement at December 31, 2013
	Total fair value at December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Fair value disclosure
Time deposits	121,085	-	121,085	-
Total	121,085	-	121,085	-

			Fair value measurement at December 31, 2014
	Total fair value at December 31, 2014		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
Fair value disclosure
Cash equivalents
Fixed-rate investments	80,000	12,894		80,000
Adjustable-rate investments	30,000	4,835		30,000
Time deposits	415,903	67,031	-	415,903	-
Total	525,903	84,760	-	525,903	-
Fair value measurement
Recurring
Structured deposit (Note 4)	70,182	11,311	-	70,182	-
Total	70,182	11,311	-	70,182	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

21.	SEGMENT REPORTING

In accordance with ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s consolidated results. As a result, the Group has only one reportable segment.

Geographic disclosures

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

22.	SUBSEQUENT EVENTS

Recent regulations on lottery services industry and online lottery sales

On February 25, 2015, certain provincial sports lottery administration centers to which the Group provides sport lottery sales services suspended online purchase orders for lottery products in response to the Self-Inspection Notice.

The Self-Inspection Notice requires provincial and municipal government branches, including financial, civil affairs and sports bureaus, to conduct inspection and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The scope of inspection includes, among other things, commercial contract arrangements, online lottery products, lottery sales data exchange, online lottery sales channels, and sales commission fees in connection with unauthorized engagements of online sales agents by lottery administration centers. The Self-Inspection Notice further requires a formal report on the result of the self-inspection and self-remedy be submitted by each provincial or municipal government to the MOF, the Ministry of Civil Affairs and the General Administration of Sports of the PRC by March 1, 2015.

On February 28, 2015, the Group was further informed by the remaining provincial sports lottery administration centers to which the Group provides sport lottery sales services that such provincial sports lottery administration centers also plan to temporarily suspend accepting online purchase orders for lottery products. The Group continued processing online orders for lottery products that are distributed by local lottery stations and represented by paper lottery tickets from February 28, 2015 to April 3, 2015.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

22.	SUBSEQUENT EVENTS (continued)

Recent regulations on lottery services industry and online lottery sales (continued)

On April 3, 2015, eight competent government authorities, namely, the MOF, the Ministry of Public Security, the State Administration for Industry and Commerce, the Ministry of Industry and Information Technology, Ministry of Civil Affairs, People’s Bank of China, the General Administration of Sports of China and China Banking Regulatory Commission, jointly released a public bulletin with regard to online lottery sales in China, or Bulletin 18. Bulletin 18 mandates, among other things, that (i) all institutions, online entities, or individuals which provide unauthorized online lottery sales services, either directly or through agents, shall immediately cease such services and all provincial governmental authorities of finance, civil affairs and sports shall investigate and sanction unauthorized online lottery sales in their respective jurisdictions according to relevant laws and regulations; and (ii) lottery issuance authorities that plan to sell lottery products online are required to obtain a consent from the Ministry of Civil Affairs or the General Administration of Sports of China in order to submit an application for written approval by the MOF.

Although the Group is one of the two entities that had been approved by the MOF to conduct online sales of sports lottery products in PRC on behalf of China Sports Lottery Administration Center, the Group decided to voluntarily and temporarily suspend all of its lottery sales services on April 4, 2015.  On the basis of the current level of cash and cash equivalents, time deposits and management forecasts, management believes that the risk of the current obligations not being met is low and therefore the Group will continue its operations for the foreseeable future.

Share repurchase program

In February 2015, the Company’s board of directors approved a share repurchase program, which provided authorization to purchase up to US$30 million worth of the Company’s outstanding ADSs.

F - 55

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data

22.	SUBSEQUENT EVENTS (continued)

Legal and administrative proceedings

On February 27, 2015, a purported stockholder class action lawsuit consisting of purchasers of our ADSs during the period between November 22, 2013 and February 25, 2015, captioned Fragala v. 500.com Limited, et al., Case No. 15-CV-1463-MMM (E), was filed in the U.S. District Court for the Central District of California, or the Court, against the Company, certain of the Company’s executive officers, and the underwriters for the Company’s initial public offering, or collectively, the Defendants. The complaint alleges that the prospectus, registration statements, and other filings with the U.S. Securities and Exchange Commission from October 22, 2013 to February 23, 2015 contained materially false and misleading information in violation of the federal securities laws and seeks unspecified compensatory damages and other relief. On April 20, 2015, the Court ordered that (i) Defendants need not respond to the complaint until after a lead plaintiff and lead plaintiff’s counsel is approved, and lead plaintiff files an amended complaint; (ii) within seven days of the Court’s appointment of lead plaintiff and lead counsel, counsel for Defendants and counsel for lead plaintiff shall meet and confer regarding scheduling; and (iii) within five days of the meet and confer, the parties shall submit a stipulation for the Court’s approval with the parties’ proposed schedule for the filing of an amended complaint as well as the timing on the filing of a motion to dismiss or other response to the amended complaint, and scheduling for same. The Company believes that the class action lawsuit is without merit and intend to defend the lawsuit vigorously, however, there can be no assurance regarding the ultimate outcome of this lawsuit.

Modification of share options exercise price

On March 19, 2015, the board of directors of the Company resolved to modify the exercise price of the share options granted on June 19, 2014 from US$3.232 per share (US$32.32 per ADS) to US$1.00 per share (US$10.00 per ADS).

F - 56

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiary E-Sun Sky Computer and VIEs are restricted in their ability to transfer certain of its net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid up capital, retained earnings and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB636,146 (US$102,528) as of December 31, 2014. The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	369,936	93,748	15,109
Time deposits	121,085	372,450	60,028
Other current assets	194	5,964	962
Amounts due from intergroup companies	1,559	51,178	8,248

Total current assets	492,774	523,340	84,347

Non-current assets:
Investment in subsidiaries and VIEs	335,566	619,032	99,770
Property and equipment, net	527	462	74

Total non-current assets	336,093	619,494	99,844

TOTAL ASSETS	828,867	1,142,834	184,191

F - 57

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed balance sheets (continued)

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2014
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	-	62	10
Accrued expenses and other liabilities	12,098	11,217	1,807
Amounts due to intergroup companies	7,349	13,933	2,246

Total current liabilities	19,447	25,212	4,063

TOTAL LIABILITIES	19,447	25,212	4,063

Shareholders’ equity:
Class A Ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2013 and 2014; 66,539,000 and 254,844,582 shares issued and outstanding as of December 31, 2013 and 2014, respectively	20	85	14
Class B Ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2013 and 2014; 262,197,451 and 96,634,529 shares issued and outstanding as of December 31, 2013 and 2014, respectively	94	36	6
Additional paid-in capital	967,233	1,106,234	178,293
Accumulated other comprehensive income	10,492	22,637	3,648
Accumulated deficit	(168,419)	(11,370)	(1,833)

Total shareholder’s equity	809,420	1,117,622	180,128

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	828,867	1,142,834	184,191

F - 58

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive income

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Net Revenues	-	-	-	-
Operating expenses:
Sales and marketing	-	-	(214)	(34)
General and administrative	(608)	(952)	(11,875)	(1,914)
Write-off of deferred offering expenses	(2,230)	-	(3,241)	(522)

Total operating expenses	(2,838)	(952)	(15,330)	(2,470)
Other operating expenses	(4)	-	-	-

Operating loss	(2,842)	(952)	(15,330)	(2,470)
Interest income	-	246	10,920	1,760
Interest expense	-	(4,712)	-	-
Changes in fair value of derivative component of the convertible note	-	(26,809)	-	-
Equity in profits of subsidiaries and VIEs	14,618	120,741	161,459	26,023

Income before income tax	11,776	88,514	157,049	25,313
Income tax benefit (expense)	(7,533)	17,540	-	-

Net income	4,243	106,054	157,049	25,313

Other comprehensive income (loss)
Foreign currency translation gain (loss)	58	(5,496)	12,145	1,957

Comprehensive income	4,301	100,558	169,194	27,270

F - 59

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of cash flows

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$

Net cash generated from (used in) operating activities	38	7,387	(26,721)	(4,307)
Net cash generated from (used in) investing activities	511	(116,035)	(293,289)	(47,270)
Net cash generated from financing activities	2,302	479,896	42,315	6,820
Effect of exchange rate changes on cash and cash equivalents	-	(4,812)	1,507	243
Net increase (decrease) in cash and cash equivalents	2,851	366,436	(276,188)	(44,514)
Cash and cash equivalents at beginning of the year	649	3,500	369,936	59,623
Cash and cash equivalents at end of the year	3,500	369,936	93,748	15,109

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs.

The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Equity in profits of subsidiaries and VIEs” on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Group’s consolidated financial statements.

F - 60