Form 20-F
period 2015-12-31
500.com Ltd
filed 2016-04-28
CIK 1517496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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

334,034,932 Class A Ordinary Shares and 84,999,159 Class B Ordinary Shares Issued and Outstanding

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ten ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“We,” “us,” “our company” and “our” are to 500.com Limited, its predecessor entities and its consolidated affiliated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.00005 per share;

•	“consolidated affiliated entities” refer to our consolidated affiliated entities, namely, Shenzhen E-Sun Network Co., Ltd., or E-Sun Network, Shenzhen Youlanguang Science and Technology Co., Ltd., or Youlanguang Technology, Shenzhen Guangtiandi Technology Co., Ltd., or Guangtiandi Technology, and Shenzhen Tongfu Technology Co., Ltd., or Tongfu Technology, and where required by the context, Shenzhen E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network; Shenzhen Wubai Zhifu Co., Ltd., or 500Fu, Lhasa Yicai Network Technology Co., Ltd., or Lhasa Yicai, and Shenzhen Yicai Network Technology Co., Ltd., or Shenzhen Yicai, the wholly owned subsidiaries of E-Sun Sky Network; Shenzhen Fenggu Network Technology Co., Ltd., or Shenzhen Fenggu, the wholly owned subsidiaries of Shenzhen Yicai; Beijing Baifengrun Technology Co., Ltd., or Baifengrun Technology, the wholly owned subsidiary of Guangtiandi Technology; Zhejiang Shangmeng Technology Co., Ltd, or Sumpay.cn, a subsidiary owned by Tongfu Technology; Shangmeng Business Services Co., Ltd., or Shangmeng Services, and Hangzhou Laiqi Information Technology Co., Ltd., or Hangzhou Laiqi, the wholly owned subsidiaries of Sumpay.cn.

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income Data:

Net Revenues	232,332	171,527	259,534	579,717	99,552	15,368
Operating expenses:
Cost of services	(24,425)	(18,476)	(27,818)	(53,909)	(24,355)	(3,760)
Sales and marketing	(52,471)	(45,794)	(84,596)	(173,883)	(87,022)	(13,434)
General and administrative	(101,996)	(57,784)	(73,190)	(156,309)	(232,244)	(35,852)
Service development expenses	(19,566)	(26,571)	(28,686)	(59,398)	(63,296)	(9,771)
Write-off of deferred offering expenses	—	(6,404)	—	(3,241)	—	—

Total operating expenses	(198,458)	(155,029)	(214,290)	(446,740)	(406,917)	(62,817)
Other operating income	6,455	4,193	14,560	17,414	6,910	1,067
Government grant	1,778	2,242	2,792	3,643	2,022	312
Other operating expenses	(296)	(1,821)	(2,678)	(4,527)	(2,975)	(459)

Operating profit (loss)	41,811	21,112	59,918	149,507	(301,408)	(46,529)
Interest income	243	1,132	2,058	17,009	20,589	3,178
Interest expense	—	—	(5,407)	(356)	(2,138)	(330)
Loss from equity method investments	—	—	—	—	(407)	(63)
Change in fair value of derivative component of the convertible note	—	—	(26,809)	—	—	—
Changes in fair value of the structured deposit	—	—	—	(1,124)	1,124	174

Income (loss) before income tax	42,054	22,244	29,760	165,036	(282,240)	(43,570)
Income tax benefit (expenses)	(28,497)	(18,001)	76,294	(7,987)	(41,969)	(6,479)

Net income (loss)	13,557	4,243	106,054	157,049	(324,209)	(50,049)
Less: Net loss attributable to the noncontrolling interests	—	—	—	—	(312)	(48)
Net income (loss) attributable to 500.com Limited	13,557	4,243	106,054	157,049	(323,897)	(50,001)

Other comprehensive (loss) income
Foreign currency translation (loss) gain	(224)	58	(5,496)	12,145	66,851	10,320
Other Comprehensive Income, net of tax	(224)	58	(5,496)	12,145	66,851	10,320

Comprehensive Income (loss)	13,333	4,301	100,558	169,194	(257,358)	(39,729)
Less: Comprehensive loss attributable to noncontrolling interests	—	—	—	—	(312)	(48)
Comprehensive Income (loss) attributable to 500.com Limited	13,333	4,301	100,558	169,194	(257,046)	(39,681)

Earnings (losses) per share for Class A and Class B ordinary shares outstanding:
Basic	0.06	0.02	0.45	0.46	(0.84)	(0.13)
Diluted	0.06	0.02	0.41	0.44	(0.84)	(0.13)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	230,768,220	229,374,777	238,342,685	339,782,819	385,590,213	385,590,213
Diluted	237,243,569	233,678,481	259,729,367	357,848,704	385,590,213	385,590,213

Non-GAAP financial data(1)
Net income (loss) attributable to 500.com Limited	13,557	4,243	106,054	157,049	(323,897)	(50,001)
Adjustment for share-based compensation expenses	50,154	13,704	7,561	89,922	158,628	24,488
Adjustment for deferred tax expense relating to outside basis differences	21,482	11,919	(88,796)	—	—	—
Adjustment for deferred tax expense relating to valuation allowance	—	—	—	—	40,105	6,191
Adjustment for changes in fair value of the derivative component of the convertible note	—	—	26,809	—	—	—
Adjustment for interest expense relating to the convertible note	—	—	3,933	—	—	—
Adjusted net income (loss) attributable to 500.com Limited (non-GAAP)	85,193	29,866	55,561	246,971	(125,164)	(19,322)

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation, deferred tax expenses/(profit) relating to outside basis differences and valuation allowance in our consolidated affiliated entities and costs incurred on convertible note. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The following table sets forth our selected consolidated balance sheet data as of the indicated dates:

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:

Total current assets	308,523	329,821	909,876	1,256,403	1,712,086	264,300
Total assets	337,258	379,343	958,300	1,319,692	2,084,497	321,791
Total current liabilities	182,437	281,315	118,567	157,876	157,822	24,363
Total liabilities	262,909	381,963	148,880	202,070	218,161	33,677
Total 500.com Limited shareholders’ equity	74,349	(2,620)	809,420	1,117,622	1,767,863	272,912
Total shareholders’ equity (deficit)	74,349	(2,620)	809,420	1,117,622	1,866,336	288,114
Total liabilities and shareholders’ equity	337,258	379,343	958,300	1,319,692	2,084,497	321,791

The following tables set forth our user information and their purchase amounts during the indicated years:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Active Accounts(1):
Newly Registered Accounts(2)	1,287	430	1,180	5,855	485
Existing Accounts(3)	606	518	327	681	372

Total	1,893	948	1,507	6,536	857

	Year ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Purchase Amount:
Newly Registered Accounts(2)	1,026,761	374,005	1,214,920	3,682,185	161,351	24,908
Existing Accounts(3)	1,489,472	1,299,493	1,831,590	3,468,394	1,144,174	176,630

Total	2,516,233	1,673,498	3,046,510	7,150,579	1,305,525	201,538

(1)	Defined as registered accounts which made at least one purchase during the year.
(2)	Defined as accounts registered during the year.
(3)	Defined as accounts registered prior to the year.

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 22, 2016, the noon buying rate was RMB6.5004 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate (Renminbi per US Dollar)(1)
	Period End	Average(2)	Low	High
Period	(RMB per US$1.00)

2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1497	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 22, 2016)	6.5004	6.4726	6.5004	6.4571

(1)	The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have temporarily suspended all of our online lottery sales services since April 4, 2015, and currently we are not generating any revenue from these operations. There is no clear indication as to how long the temporary suspension will last.

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

We believe the close proximity of the promulgation of the Self-Inspection Notice and the Public Announcement signals a potential significant change of regulatory framework in the online lottery market in China. In light of such potential change of regulatory framework, we decided to voluntarily and temporarily suspend all of our online lottery sales services on April 4, 2015. Since we voluntarily and temporarily suspended our online lottery sales services and up to the date of this annual report, we had not generated any revenue from these services, which has caused our financial results to be materially and adversely impacted during the temporary suspension period.

With the promulgation of the Self-Inspection Notice and the Public Announcement, the competent government authorities took further steps to regulate the lottery market in China and sanction unauthorized online lottery sales. After the issuance of the Self-Inspection Notice and the Public Announcement, there has been no indication as to when the online sales of sports lottery products will be permitted to resume, if at all. Therefore, as of the date of this annual report, there is no clear indication as to how long our voluntary temporary suspension of online sports lottery sales services will last, and we have been working and will continue to work with the China Sports Lottery Administration Center to develop a management system to cope with any new regulatory framework to be adopted.

The rules and regulations on online lottery sales service market in China are relatively new and interpretations and implementation thereof have changed substantially on a number of occasions, and their further interpretations and implementation involve uncertainty.

During our 15-year history of providing online lottery sales services, we have encountered a number of significant changes on interpretations and implementation of the rules and regulations in respect of the provision of these services as further described below,

Operations under the Implementing Rules. On September 26, 2010, the MOF issued the Interim Measures for the Administration of Online Sales of Lottery, or the Interim Measures, which allows qualified service providers to provide online lottery sales services after obtaining the approval by and the operating permit from the MOF. On January 18, 2012, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of China jointly promulgated the Implementing Rules of Regulation on Administration of Lottery, or the Implementing Rules, which set forth, among other things, detailed requirements and qualifications for the approvals to conduct online lottery sales. For a description of relevant PRC laws and regulations on online lottery services, see “Item 4B. Business Overview—Regulation on Lottery Services Industry and Online Lottery Sales.” Applications were submitted to the MOF in connection with the qualifications and approvals of our online lottery sales services for both sports and welfare lottery products provided on our websites, in accordance with the new measures.

Partial suspension in 2012. From March to November 2012, we suspended our online lottery sales services to substantially all of our customers in response to the Urgent Notice with regard to the Implementation of the Implementing Rules of Regulation on Administration of Lottery promulgated by the General Administration of Sports of China on February 28, 2012, or the Urgent Notice. We, however, continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers and generated service fees from such services. The PRC regulations on lottery sales services via mobile applications and their interpretations are subject to uncertainty. Our PRC legal counsel has advised us, given that the MOF has approved us as an authorized entity to conduct online lottery sales on behalf of China Sports Lottery Administration Center, our operation of lottery sales services prior to November 2012, including sales through our mobile applications and online platform, did not and will not likely to have a material adverse effect on us. However, under the rules and regulations on online lottery sales, the relevant PRC authorities have broad discretion on the lottery sales that are conducted without the approval by the MOF, and have the authority to impose sanctions thereon, including without limitation, levying fines, confiscating illegal income or suspending the operations and other sanctions. We have not received any legal sanctions, but there is no assurance that the competent authorities would not impose any legal sanction. Any legal sanctions imposed on us by the competent authorities could have a material adverse effect on our business, financial condition, results of operations and prospects.

Approval in 2012 to Conduct Online Sports Lottery Sales. In October 2012, we were notified by China Sports Lottery Administration Center that we were one of the two entities that had been approved by the MOF to conduct online sales of sports lottery products in China on behalf of the China Sports Lottery Administration Center. Since the operation of online sports lottery sales services by China Sports Lottery Administration Center itself was in a pilot phase and subject to further approval by the MOF, our operation of online sales of sports lottery products may be subject to suspension if China Sports Lottery Administration Center fails to obtain such further approval from the MOF. The competent authorities may establish certain management systems to supervise and monitor the online lottery sales, which systems may comprise a sales monitoring system, a back-office management system and an application service platform. The competent authorities may also ask the approved entities, like us, to adopt certain measures to meet specific regulatory requirements that may be adopted from time to time. For example, the competent authorities may monitor or adjust the categories of lottery products being sold online, and supervise the sales procedures and key data of our online lottery sales on a real-time basis, such as those relating to our customer account opening procedures, capital management, database information and risk controls. In addition, we may be required to enter into new lottery agency agreements with the relevant lottery administration center that could have different terms and conditions from those in our existing service agreements with the relevant sports lottery administration centers. As a result, we may have to amend our existing service agreements. Any unfavorable new regulatory requirements or amendments to the key terms of our existing service agreements could have a material adverse effect on our business, financial condition, results of operations and prospects.

Temporary suspension since April 2015. As stated above, since April 4, 2015, we have voluntarily and temporarily suspended our online sports lottery sales services in response to the issuance of the Self-Inspection Notice and the Public Announcement.

Uncertainty regarding approval to provide welfare lottery sales services. We offered welfare lottery sales services in the past and, for example, we generated service fees of RMB25.9 million from such services in 2012, accounting for 14.0% of our service fees generated from lottery products in the same year. We ceased to offer sales services for welfare lottery products in November 2012. Consequently, we did not generate any service fees from welfare lottery products in 2013, 2014 and 2015. We plan to resume our online sales services for welfare lottery products after we obtain the relevant approval for such products from the MOF. Chongqing Welfare Lottery Administration Center notified us that it submitted an application for qualification and approval for the online lottery sales services for welfare lottery products to China Welfare Lottery Issuance and Administration Center on November 15, 2010, and such application would be further submitted by China Welfare Lottery Issuance and Administration Center to the MOF for approval. As of the date of this annual report, Chongqing Welfare Lottery Administration Center had not updated us on the status of the application for welfare lottery products. Since the relevant regulations do not set forth a specific time limit for the MOF to issue such approval, we cannot assure you that we would be able to obtain such approval in the near future, or at all.

Our business, operation and financial results have been and will be further materially and adversely impacted by changes in interpretation or the implementation of rules and regulations governing the online lottery sale services in China.

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

We have developed our reputation and established a leading position by providing our users with what we believe are superior and trustworthy services. We have conducted, and may continue to conduct, various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion and activity enhancement goals we expected. In addition, any negative publicity in relation to our services or products, regardless of its veracity, could harm our brand image and, in turn, have adverse effects on our user loyalty and stickiness, or result in a reduction in the number of our users. For example, we are aware of certain complaints against our websites on a number of online forums with regard to purchase order processing and prize collections. From 2012 to 2015, we received 251 complaints with regard to order processing and prize collection, and paid a total amount of RMB417,761 to resolve such complaints. Among the 251 complaints, 43 involved compensation amounts over RMB1,000, and the highest amount was RMB257,442. Even though the allegations made in such complaints were not factually proven or the amounts in issue were diminutive, such complaints can nonetheless have a detrimental effect on our reputation. If we fail to maintain and enhance our reputation and brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations may be materially and adversely affected.

Our product portfolio depends on the offerings of the lottery administration centers and could change unfavorably for us as a result of decisions made by them.

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, the lottery products we serviced were issued and sold by national and provincial lottery administration centers. We do not have the right to issue lottery products and could not prevent the discontinuation of lottery products that were offered. If the national lottery administration centers had decided to discontinue one or more lottery products or to replace them with other products, this could have led to a decline in our purchase orders and thus would have had an adverse effect on our financial position and results of operations. In addition, if we had wanted to provide services on newly issued lottery products, we would have had to enter into service agreements with the lottery administration centers that issue or sell such new lottery products. We cannot assure you that such service agreements could have been entered into on terms favorable to us, or at all. If our competitors are able to enter into service agreements to service popular newly issued lottery products while we cannot, it could have an adverse effect on our revenue and brand name.

Lottery products offered by provincial lottery administration centers may have been discontinued or subject to restriction and regulations by the relevant national lottery administration centers. In particular, in March 2015 all provincial sports lottery administration centers we serviced temporarily suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice, which materially and adversely affected our results of operations and financial conditions since such temporary suspension. In addition, due to the popularity of certain lottery products we service, those provincial lottery administration centers with which we did not have service agreements might have chosen to issue similar lottery products on more competitive terms. This may have resulted in a decrease in the purchase orders of those lottery products we serviced and, in turn, resulted in a decrease in the revenue we were able to generate from those lottery products. We cannot assure you that we will be able to reach an agreement with a provincial lottery administration center to obtain the right to service its lottery products that compete with products we currently service. In addition, the relevant lottery authorities could mandate the change of the rules or prize scheme of our current lottery products or stop the issuance of those lottery products altogether due to social policy or other considerations, which could have an adverse effect on our results of operations.

We depend on our agreements with a few provincial lottery administration centers for our service fees and such agreements could be terminated, amended or fail to be renewed.

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, substantialy all of our revenues were generated from service fees paid to us by a few provincial lottery administration centers. We have entered into non-exclusive service agreements with these lottery centers for terms of one year or five years, and the lottery administration centers may choose to enter into similar arrangements with other service providers. We have long-term, mutually beneficial partnerships with a few provincial lottery administration centers, such as Jiangxi Sports Lottery Administration Center. Service fees received from our single largest lottery administration center partner, all of which were generated from sports lottery products, accounted for 51.0%, 35.5% and 42.8% of our total service fees in 2013, 2014 and 2015, respectively. The service fees received from the lottery administration centers represent revenues recognized before the reduction of incentives paid to users and the residual amount of lottery pool contributed by us to the lottery centers. We have a service agreement with Jiangxi Sports Lottery Administration Center that is effective until March 2018 and renewable upon expiration, but Jiangxi Sports Lottery Administration Center can terminate its agreement with us for various reasons or decide not to renew the agreement upon expiration. For example, the service agreement provides that the Jiangxi Sports Lottery Administration Center has the right to monitor our operations and unilaterally terminate the service agreement if we violate relevant laws and regulations. If any of the provincial sports lottery administration centers terminates or decides not to renew its agreement with us, or if the agreement is amended to our disfavor, this could have an adverse effect on our business, results of operations and prospects, and we could lose a substantial portion of our revenues.

By March 2015, all sports lottery administration centers have temporarily suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice, and we have voluntarily and temporarily suspended our online lottery sales services in response to the issuance of the Self-Inspection Notice and the Public Announcement since April 4, 2015. There has been no indication as to when the online sales of sports lottery products will be permitted to resume, if at all. Therefore, as of the date of this annual report, there is no clear indication as to how long our voluntary temporary suspension of online lottery sales services will last.

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

In particular, our net revenues in 2012 were RMB171.5 million, representing a 26.2% decrease as compared to 2011, and we recorded net income attributable to 500.com Limited of RMB4.2 million in 2012, as compared to RMB13.6 million in 2011 primarily due to the adverse impact of voluntary suspension. In addition, we have temporarily suspended all of our lottery sales services since April 4, 2015 in response to the promulgation of the Self-Inspection Notice and the Public Announcement and there is no clear indication as to how long our voluntary temporary suspension will last as of the date of this annual report. As a result of the voluntary temporary suspension of our online sports lottery sales services, our net revenues in 2015 were RMB99.6 million, representing an 82.8% decrease as compared to 2014, and we recorded a net loss attributable to 500.com Limited of RMB323.9 million in 2015, as compared to net income attributable to 500.com Limited of RMB157.0 million in 2014. We cannot assure you that even we are able to resume our online sports lottery sales services in the future, our users’ purchasing activities for sports lottery products will return to previous levels and continue to grow at a comparable pace as compared to that of the period prior to the voluntary suspension.

We operate in an intensely competitive environment, which may lead to declining revenue growth or other circumstances that would negatively affect our results of operations.

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we operated in the new and dynamically growing online market for lottery products. There is no guarantee that we could have maintained our position as one of the market leaders. If we are unable to resume our online sports lottery sales services in the future, we anticipate significant competition, primarily from other online lottery service providers that may obtain relevant approvals and licenses to provide online lottery sales services in China. When the approval and licensing system for online lottery service providers is fully implemented in China in the future, we may face increased competition from companies that do not currently operate in the online lottery services industry. For example, if major portal websites obtain relevant approvals and licenses to offer lottery sales services, they may be able to offer similar services at a lower cost or to a larger user group due to their larger operational scales and user bases, which will put us at a competitive disadvantage. We may also face competition from traditional offline lottery agents. If we do not recognize market trends or user demand in a timely manner, we may lose our market share to our competitors, which would have a negative impact on our results of operations.

The lottery industry in China in general and the online lottery service industry in particular may not grow as quickly as expected, which may adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development and expansion of the lottery industry in China in general and the online lottery service industry in particular. Both China’s lottery industry has, and, prior to the voluntary temporary suspension of online sports lottery sales services in general in China in early 2015, the online lottery service industry had, experienced substantial growth in recent years in terms of both the number of people purchasing lottery products and revenue generated. We cannot assure you, however, that the lottery industry or the online lottery service industry in China may grow as rapidly as it has in the past. Growth of China’s lottery industry and the online lottery services industry are affected by numerous factors, such as GDP growth, growth of individual disposable income, regulatory changes, public perception and receptiveness, users’ trust and confidence level in the online lottery market, users’ general online purchase experience, technological innovations, development of the Internet and Internet-based services, and the macroeconomic environment. For example, the temporary suspension by provincial lottery administration centers in response to the Self-Inspection Notice in March 2015 has had, and is expected to continue to, materially and adversely affected online lottery market in China as long as the temporary suspension continues. If the lottery industry or online lottery service industry in China does not grow as quickly as expected or if we fail to benefit from such growth by failing to successfully implement our business strategies, our user base may decrease and our business and prospects may be adversely affected.

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

Our success in attracting new users and keeping existing users engaged have in the past depended on our ability to consistently develop and launch new and innovative services and technologies. Although we will continue to focus on research and development going forward, we cannot assure you that we will continue to be able to develop our technology to keep up-to-date with developments across the online lottery service industry and to launch new products or technologies in a timely manner or at all. New technologies and software are also less likely to be reliable, robust and resistant to viruses or failure. Given the fast growing online lottery service industry, we may not have enough time to fully test the new technologies and software we have developed before deploying them on our websites, which might cause service problems and negative user experience.

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

In the United States, some credit card companies have classified online purchase orders of U.S. state-issued lottery products as online gambling and thus denied such purchase orders, despite the fact that many such purchases are exempt from the Unlawful Internet Gambling Enforcement Act, or UIGEA, enacted in 2006. The UIGEA is silent on whether lottery products issued by non-U.S. state entities are exempt from the definition of online gambling. There are several other U.S. federal laws relevant to online gaming, including the Professional and Amateur Sports Protection Act, the Federal Interstate Wire Act, the Illegal Gambling Business Act, the Interstate Transportation of Wagering Paraphernalia Act and the Interstate and Foreign Travel or Transportation in Aid of Racketeering Enterprising Act. In addition, laws and regulations exist in various individual U.S. states that limit or prohibit online games of chance. Although prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, the services we provided to our users were solely related to lottery products issued and sold by national and authorized provincial lottery administration centers in China, we cannot assure you that the United States Department of Justice or other federal or state regulatory authorities will not deem our business as being in violation of the UIGEA or any of the laws mentioned above if purchase orders are placed on our platform from users in the United States not successfully blocked by our system. Violations of such laws can lead to criminal and civil penalties, including substantial fines, injunctions, damage claims and jail terms for persons accountable.

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

We generate a portion of our net revenues pursuant to cooperation agreements with certain third-party Internet companies. We build and maintain embedded lottery purchase webpages for websites of these Internet companies which redirect user purchase orders to our websites. We pay these third-party Internet companies a predetermined fixed percentage of the total purchase amount generated by purchase orders redirected to us from their websites. In 2013, 2014 and 2015, such payments to certain Internet companies accounted for 5.3%, 9.8% and 7.8% of our net revenues, respectively. We also provide lottery information packages to the lottery information channels of some portal websites. The third-party Internet companies that we work with may request amendments to the material terms of our cooperation agreements in a manner that is unfavorable to us or decide to terminate such cooperation agreements. In particular, if any of these companies decide to start offering its own online lottery services after terminating its cooperation arrangement with us, users formerly redirected to our websites through websites of these companies may decide to use these companies’ services instead, which would have a negative impact on our net revenues.

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

As of December 31, 2015, 8 prizes of over RMB10 million, 76 prizes of RMB5 million to RMB10 million, and 570 prizes of RMB1 million to RMB5 million had been awarded to users who purchased their lottery products using our online lottery service platform. Our users’ record of winnings is one of the factors contributing to our ability to attract new users and retain existing users. Winning of number-based lotteries arise purely by chance during the lottery draws. No assurance can be given that there will not be long periods in the future without any of our users winning a prize of significant amount, which could lead to a reduction in user activity and therefore a shortfall in our revenue and profit.

Our operations and services relating to sports lottery products depend on the scheduling and live broadcasting of major sports events.

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, our operations and services relating to sports lotteries were affected by the scheduling and live broadcasting of the underlying sports events. In particular, a significant portion of our service fees prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, were derived from results of international soccer games. Disruptions to the scheduling and broadcasting of those games may have a material impact on our results of operations. In some instances, the scheduling of major sports events occurs seasonally (for example, European soccer) or at regular but infrequent intervals (for example, the FIFA World Cup). The cancellation, postponement or curtailment of significant sports events, due to, among other things, adverse weather conditions, terrorist acts, other acts of war or hostility or the outbreak of infectious diseases, or cancellation of, disruption to, or postponement of the live broadcasting of such sports events, due to contractual disputes, technical or communication problems, or the insolvency of a major broadcaster, could materially adversely affect our operations and services relating to sports lotteries.

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

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, our information database provided to our users real-time updated information on all 13 national lottery products and 96 provincial lottery products, as well as historical data, charts analytical tools and account management tools and functions. Although we intended to ensure the accuracy and reliability of all data in our information database, in a number of instances, users had complained on online forums of being misled by the wrong historical data and users have also alleged that the winning numbers posted by us differ from the actual winning numbers published by the relevant national or provincial lottery administration centers. Such complaints and allegations, whether with or without merit, may damage our reputation as a credible online lottery service provider and adversely affect user experience, which could materially and adversely affect our reputation and business.

We may fail to detect fraudulent activities of our users or employees.

Online transactions may be subject to sophisticated schemes or collusion to defraud or other illegal activities, and there is a risk that our platform may be used for those purposes either by our users or our employees. While we intended to continue our efforts to protect our business and our users from such illegal activities, including a user identity verifying system and pre-payment procedures to protect against fictitious transactions, the controls and procedures we have implemented may not be effective in all cases. Failure to protect our operations and our users from fraudulent activity either by other users or our employees could result in reputational damage to us and could materially and adversely affect our results of operations.

We rely on individual employees to handle prize collection using their personal bank accounts, which creates a risk of misappropriation of funds.

Under the current prize payout rules for national and provincial lottery products, prizes can only be claimed by natural persons who present the winning lottery tickets at the time of collection. Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, since we did not distribute physical tickets to individual users and needed to collect prizes on behalf of the winning users, we relied on certain of our employees to maintain bank accounts opened in their individual names into which winning prizes are first deposited before they are transferred into the bank account of E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, which then allocated the prize money to the winners’ accounts. We adopted several measures to ensure that such individual accounts are under our strict control. See “Item 4B. Business Overview—Purchase Order Processing and Prize Collection.” Although, prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we had never had an incident where prize money deposited in an employee’s account was misappropriated, there is no assurance that, if we are able to resume our online sports lottery sales services in the future, misappropriations of prize money will not happen in the future, which could have an adverse effect on our reputation and financial results. Currently, there is no indication as to whether we need to use the bank accounts of individual employees in the future.

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

Our success is dependent upon the expertise and continued service of our senior management and other key personnel. Our founder, and Chairman, Mr. Man San Law, has 15 years of experience in the lottery service industry. Mr. Law is a pioneer of the online lottery service market who has been at the forefront of developing innovative online products and solutions and has established relations with market participants in China. Our CEO, Mr. Zhengming Pan, who has substantial experiences in management and corporate finance, is also crucial to our operations and development. Most of our senior management team members have 15 years of experience in information technology or Internet related industries. They are crucial to our smooth operation and continued innovation. In addition, we rely on a limited number of specialized staff members in certain areas of our IT operations where we do not receive support from external service providers. Furthermore, our ability to expand our operations to accommodate our anticipated growth will also depend on our ability to attract and retain additional personnel such as qualified risk managers, finance, management, marketing, technical and other personnel. Competition for these employees is intense due to the limited number of qualified personnel. It may be difficult for us to manage our business and meet our objectives if we fail to attract and retain such personnel and our results of operations or financial condition may be adversely affected.

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

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we required our users to deposit funds in their registered accounts in advance of any lottery purchases. Users’ prize money was also deposited in and withdrawn from their respective accounts. Therefore, the provision of convenient, trusted and effective payment processing services to our users and potential users is critical to our business. If we are able to resume our online sports lottery sales services in the future and there is any deterioration or perceived deterioration in the quality of the payment processing services provided by us or any interruption to those services, or if our payment processing services are not performed in a timely manner, our users and potential users may be deterred from using our online lottery services, and we may be subject to user complaints and allegations concerning the mishandling of their funds, which may damage our reputation and have a material adverse effect on our business and results of operations.

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

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of our net revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•	when and how we resume our online lottery sales services in the future;

•	seasonality of sports events on which sport lotteries are based;

•	change of lottery issuance schedules by the lottery issuance authorities;

•	changes in government policies or regulations, or their enforcement;

•	economic conditions in China and worldwide; and

•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2015. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in the Internet and lottery businesses. We conduct our operations in China principally through contractual arrangements among our company 500.com Limited, our wholly owned PRC subsidiary, E-Sun Sky Computer, our consolidated affiliated entities in the PRC and their respective shareholders. Our online lottery services were primarily provided through E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network, Lhasa Yicai, Shenzhen Yicai, and Shenzhen Fenggu, the wholly owned subsidiaries of E-Sun Sky Network, and Guangyi Network, the wholly owned subsidiary of E-Sun Sky Computer. E-Sun Sky Network owns and manages our operating websites, namely, www.500wan.com and www.500.com. Guangtiandi Technology and Youlanguang Technology were established to provide technical support to E-Sun Sky Network. Youlanguang Technology provides services to E-Sun Sky Network relating to the management of our users’ registration information and accounts, while Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers, the maintenance of our lottery ticket database, and the printing of lottery tickets when needed for the purpose of prize collection. Baifengrun Technology, a wholly owned subsidiary of Guangtiandi Technology, was acquired to develop and operate mobile phone game services to third party customers. 500Fu, a wholly owned subsidiary of E-Sun Sky Network, was established to provide third party payment services. Sumpay.cn and its wholly owned subsidiaries Shangmeng Services and Hangzhou Laiqi, were acquired through Tongfu Technology to provide third party payment services. Our contractual arrangements with E-Sun Network, Guangtiandi Technology, Youlanguang Technology, Tongfu Technology and their respective shareholders (i) enable us to exercise effective control over these entities, and (ii) give us the obligation to absorb losses and the right to receive benefits of these entities, requiring us to treat them as our consolidated affiliated entities and to consolidate their operating results. For a detailed discussion of these contractual arrangements, see “Item 4C. Organization Structure.”

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

Since PRC laws restrict foreign equity ownership in companies engaged in the Internet and lottery businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of E-Sun Network, Guangtiandi Technology, Youlanguang Technology or Tongfu Technology, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of E-Sun Network, Guangtiandi Technology, Youlanguang Technology or Tongfu Technology, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements that were executed on June 1, 2011, amended on May 2, 2013, supplemented December 28, 2013 and further amended on November 18, 2015, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control over our business in China. In addition, our contractual arrangements generally have a term of 10 years with an automatic extension for a number of years to be determined by E-Sun Sky Computer, which is subject to E-Sun Sky Computer’s unilateral termination right. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of E-Sun Network, Guangtiandi Technology, Youlanguang Technology or Tongfu Technology, may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities and their respective shareholders. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law, arbitration and courts and therefore will be subject to uncertainties in the PRC legal system. See “Item3D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. On March 30, 2015, SAFE promulgated SAFE Circular 19, which came into force replacing SAFE Circular 142 on June 1, 2015. SAFE Circular 19 removed certain restrictions previously provided under SAFE Circular 142 for conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

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

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

•	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. The major permits and licenses that could be involved include, without limitation, the Permit for Operation of Value-Added Telecom Services, or VAS license, issued by the Ministry of Industry and Information Technology, or the MIIT. Pursuant to the VAS license issued to E-Sun Sky Network by Telecommunication Management Bureau of Guangdong Province in February 2013, E-Sun Sky Network is permitted to provide internet information services. The license is effective until September 2017. We need to renew each of the licenses upon its expiration, and apply for permits and alteration of the license in advance of any change to the license holder regarding its shareholding structure, controlling shareholders, merger and acquisition, business scope and etc., and apply for alteration of the license for any change to the name, legal representative of the license holder. However, we cannot assure you that each of the licenses will be successfully and timely renewed, or that the license will continue to cover all aspects of our online lottery service business upon its renewal. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in our operations may have a material and adverse effect on our results of operations.

•	New laws and regulations that regulate Internet activities, including online lottery services, may be promulgated. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

•	We only have contractual control over our operating websites, namely, www.500wan.com and www.500.com. We do not directly own our websites due to the restriction of foreign investment in businesses providing value-added telecom services in China, including Internet content provision services. If the authorities challenge our corporate structure or rights to our websites, it could significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other adverse effects on us.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the Ministry of Commerce before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item3D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the internet and online sales of lottery products, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The 2006 M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The 2006 M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over E-Sun Network, E-Sun Sky Network, Youlanguang and Guangtiandi in June 2011, and Tongfu Technology in December 2015, by entering into contractual arrangements with VIEs and their respective shareholders. We did not seek the approval of the Ministry of Commerce for those transactions based on the legal advice we obtained from our PRC legal counsel in those transactions that such approval was unnecessary. However, the 2006 M&A Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the 2006 M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the 2006 M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, we may in the future grow our business in part by acquiring complementary businesses in China. If we are required to obtain the approval from the Ministry of Commerce, completion of such transaction may be delayed or even inhibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In addition, in August 2011 the Ministry of Commerce issued the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules. The MOFCOM Security Review Rules, effective from September 1, 2011, require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a PRC enterprise by foreign investors is subject to the security review by the Ministry of Commerce, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision in the MOFCOM Security Review Rules stating that our business falls into the scope subject to the security review.  However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of these new rules, there can be no assurance that the Ministry of Commerce will not apply these rules to our contractual arrangements with E-Sun Network, E-Sun Sky Network, Youlanguang,Guangtiandi, and Tongfu Technology. If we are found to be in violation of the MOFCOM Security Review Rules, or fail to obtain any required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking our PRC consolidated affiliated entities’ business or operating licenses or requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we would like to acquire in the future falls into the ambit of security review, complying with the requirements of the relevant rules could be prohibitively time consuming or we may be legally prohibited from acquiring such company either by equity or asset acquisition, capital contribution or through any contractual arrangement, which could have a material and adverse impact on our ability to expand our business or maintain our market share.

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

The exchange rates between the Renminbi and the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. During the period between July 2008 and June 2010, the Renminbi has traded stably within a narrow range against the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate further against the U.S. dollar. See “Item 3A. Selected Financial Data—Exchange Rate Information.” However, the People’s Bank of China regularly intervenes in the foreign exchange markets in Renminbi exchange rates and achieves policy goals. In March 2014, the People’s Bank of China widened the band around which the value of the Renminbi is allowed to deviate from the daily reference rate, which may allow for greater volatility in the U.S. dollar and Renminbi exchange rate. There remains significant international pressure on the PRC Government to adopt a more flexible currency policy, which, together with domestic policy considerations, could result in a further and more significant volatility of RMB against the U.S. dollar or other foreign currencies. For example, in August 2015, the RMB depreciated significantly against the U.S. dollar as a result of the PRC Government’s action.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that the accounting firms refused to produce audit papers and other documents related to certain China-based companies that were under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, sanctioning the Chinese affiliates of the Big Four accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The accounting firms involved have appealed the initial decision to the SEC, and may appeal to the federal appeal court if necessary. The independent registered public accounting firm that will issue the audit reports included in this annual report and our future annual reports to be filed with the SEC is one of the accounting firms named in the SEC’s proceedings, and we may be adversely affected by the outcome of the proceedings. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

The grant and exercise of share options or restricted shares to be issued in the future will likely result in a dilution of the value of our ordinary shares for all shareholders. We established a 2011 Share Incentive Plan under which we are able to issue up to 12% of our issued and outstanding ordinary shares from time to time. We subsequently adjusted the exercise prices of certain options granted in June 2012 and June 2014. For more details, see “Item 6B. Compensation—Share Incentive Plans.” We may in the future issue additional share options and other share-based awards under the plan, which may dilute the interest of the existing and future shareholders. Moreover, we may seek authorization to increase the number of shares subject to our 2011 Share Incentive Plan, or sell additional securities and/or rights to purchase such securities at any time in the future. Dilution of the value of the ordinary shares will likely result from such sales, which in turn could adversely affect the market price of our ordinary shares and ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on our financial statements and the composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2015, although there can be no assurances in this regard. Due to the temporary suspension of our online lottery sales and given uncertainty as to the nature of the gain in the underlying assets of Sumpay.cn as determined for U.S. federal income tax purposes at the time we sell our stake in Sumpay.cn, it is unclear whether we will become a PFIC for 2016. Additionally, it is possible that we may be a PFIC in the future. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10E. Taxation—United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2015 or any future taxable year.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Holders of our Class B ordinary shares hold 84,999,159 Class B ordinary shares, or 20.3% of the combined total outstanding ordinary shares (representing 71.8% of the total voting rights) in our company as of December 31, 2015. Their shareholding, in particular the greater voting rights of the Class B ordinary shares, gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. On February 27, 2015, a purported stockholder class action lawsuit consisting of purchasers of our ADSs during the period between November 22, 2013 and February 25, 2015. For further details on this class action lawsuit, see “Item 4B. Business Overview— Legal and Administrative Proceedings.” When we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We began operations in the online lottery service industry in 2001 through one of our consolidated affiliated entities, E-Sun Network Co., Ltd., or E-Sun Network, in Shenzhen, China. In May 2006, E-Sun Network established its wholly owned subsidiary, E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, which became our major operation entity for our online lottery services business. We have voluntarily and temporarily suspended our online sports lottery sales services in response to the promulgation of the Self-Inspection Notice and the Public Announcement since April 4, 2015. Sumpay.cn and its wholly owned subsidiaries Shangmeng Services and Hangzhou Laiqi, were acquired through Tongfu Technology on December 20, 2015 to provide third party payment services. On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn. The completion of the transaction is subject to a number of condition precedents. As of the date of this annual report, we cannot ascertain when will these conditions be fulfilled. See “Item 4C. Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2015.

Our company was incorporated under the laws of the Cayman Islands on April 20, 2007 under the name Fine Success Limited, which was changed to 500wan.com on May 9, 2011 and further changed to the current name 500.com Limited on October 9, 2013.

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

Overview

We are a leading online sports lottery service provider in China. Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we acted as an aggregator and processor of lottery purchase orders from our registered user accounts and derived substantially all of our revenues from service fees paid to us by provincial sports lottery administration centers for the purchase orders of sports lottery products that we directed to such centers. We offered a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to our users. We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the MOF to provide online lottery sales services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China. To the best of our knowledge, the other approved entity has not commenced the provision of online lottery sales services as of the date of this annual report. Through continued and significant investments in the past 15 years, we have built a prominent brand, 500wan, which means “five million” in Chinese and is the typical amount of top prizes of most lottery products in China. We believe our brand is known in the industry and by our users for its credibility and reliability.

Historically, prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we had one of the largest and fastest-growing user bases among online lottery service providers in China. We had 19.1 million, 54.7 million and 59.7 million registered user accounts as of December 31, 2013, 2014 and 2015, respectively. We had 1.5 million, 6.5 million and 0.9 million active accounts in 2013, 2014 and 2015, respectively. The purchase amount of our users was RMB3.0 billion, RMB7.2 billion and RMB1.3 billion (US$0.2 billion) in 2013, 2014 and 2015, respectively.

Our net revenues were RMB259.5 million, RMB579.7 million and RMB99.6 million (US$15.4 million) in 2013, 2014 and 2015, respectively, representing a 123.4% increase from 2013 to 2014, and an 82.8% decrease from 2014 to 2015 respectively. The decrease was primarily attributable to the material adverse impact of the voluntary temporary suspension of our online sports lottery sales services. The majority of our service fees were generated from sports lottery products, which accounted for 100.0%, 100.0% and 99.2% of our total service fees in 2013, 2014 and 2015, respectively. The decrease in percentage of revenue contribution from sports lottery products were resulted from the rendering of payment processing and complementary services by Sumpay.cn during the fourth quarter of 2015. On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn. The completion of the transaction is subject to a number of condition precedents. As of the date of this annual report, we cannot ascertain when will these conditions be fulfilled. We will stop generating revenue from such source upon completion of this transaction. Net income attributable to 500.com Limited was RMB106.1 million and RMB157.0 million in 2013 and 2014, respectively, and a net loss attributable to 500.com Limited was RMB323.9 million (US$50.0 million) in 2015, representing a 48.0% increase from 2013 to 2014, and a 306.3% decrease from 2014 to 2015, respectively. Net income attributable to 500.com Limited in 2013 and 2014, and a net loss attributable to 500.com Limited in 2015 was adversely impacted by share-based compensation expenses of RMB7.6 million, RMB89.9 million and RMB158.6 million (US$24.5 million), respectively. In addition, our net income in 2013 was favorably impacted by reversal of deferred tax liabilities arising from outside basis differences of RMB88.8 million, while our net loss in 2015 was adversely impacted by deferred tax expenses relating to valuation allowance in our consolidated affiliated entities of RMB40.1 million, and the material adverse impact of the voluntary temporary suspension of our online sports lottery sales services.

Our Services

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we provided our registered users with a variety of services as described below.

Lottery Sales Services

Individual Lottery Purchase. We provided our users with online purchase services to sports lottery products. Users place purchase orders for sports lottery products through our websites after registering, opening and funding an online account.

Lottery Pool Purchase. Lottery pools enabled individual users to purchase a share in a pooled lottery outcome or group of outcomes with other users. Lottery pool purchase was a service developed and first offered by us in China utilizing the unique advantages of the Internet, and it has become a standard feature on all websites that offer online lottery services. Lottery pool purchasing has become the purchase mode most favored by our users, with total lottery pool purchases amounting to RMB524.4 million, RMB922.5 million and RMB156.1 million (US$24.1 million) in 2013, 2014 and 2015, respectively, which accounted for 17.2%, 12.9% and 12.0% of total purchase amount of the same periods, respectively. The decrease in 2014 was primarily attributable to increases of the professional active users who preferred the personal purchase.

Automatic Tag-along Purchase. Automatic tag-along purchase was another service we provided that distinguished us from traditional offline lottery agents. Through this service, a user can choose to automatically and periodically join a lottery pool initiated by another user. A user can customize the automatic tag-along feature by specifying the pools he wishes to automatically join, the commitment to be put down for each automatic pool and other specifications. Users may also use the “following” feature to be notified of the pooling activities initiated by certain users without automatically tagging-along. We placed the option to automatically join or follow a user’s pool on such user’s profile page. A profile page also contains a user’s basic information, such as winning record, number of pools initiated and consummated, number of followers and date of registration, to allow other users to judge whether to follow or join pools initiated by this particular user.

Recurring Purchase. Recurring purchase service enabled our users to repeatedly purchase a particular number or a combination of numbers. The user sets the combination once, and specifies the type and number of rounds or dates of lotteries he wants to purchase with the selected combination. We processed the purchase orders automatically. Users might cancel a recurring purchase prior to the date of any particular lottery. We also offered a filtering tool that helps users set certain parameters in choosing the combination of numbers.

Locked-in Lottery Number Purchase. Locked-in lottery number purchase service enabled users for number-based lottery products to lock in certain numbers for each of their purchases. For instance, a user may prefer the number “8” to occur somewhere in their selected combination. The number locked-in service let users specify numbers they want and randomly generate the remaining to form a lottery pick.

Information Platform

We operate a proprietary and in-house developed information platform that offers real-time and historical lottery related news and data to help our users make purchase decisions and provides them with updated information regarding the lottery business. Our information services cover the latest news in the lottery business, including comprehensive information on all 13 national level lottery products and 96 provincial level lottery products as of December 31, 2015. For number-based lottery products, we provide sophisticated analytical charts of probabilities and distributions for upcoming lottery draws, based on comprehensive historical data of such lottery products as well as analysis on probabilities and numerical distributions of winning numbers of many other lottery products. For sports match lottery products, we have a dedicated information channel, which provides a variety of information, including analytical data we purchased from a professional sports information agency, historical charts, and in-depth analysis of matches by experts in relation to official odds, as well as real-time scores and league standings for major global soccer and basketball matches. Content generated by our users are also an important source of information that is appreciated by our users. We have many experienced users who frequently post analyses and discussion on various lottery products of interest to them on our online forum. Posts from more experienced and reputable users are particularly well-received and actively discussed by other users.

Analytic Tools

We developed and offered a number of analytic tools in order to assist our users with making informed and planned lottery purchases, including:

Purchase toolbox. Purchase toolbox is a bundle of features that, among other things, enabled users to browse their individual purchase histories, analyze their purchase patterns, and review their winning records for soccer match lottery products. Such features enabled users to analyze their purchasing behavior, adjust their methodology and potentially enhance their winning odds.

Instant filter. Instant filter is a customizable tool which users can use to filter sports matches and real-time information related to such sports matches, such as published odds. This feature helped users to choose from a wide variety of sport match lottery products available for purchase at any given moment, and was especially helpful for picking sport matches for combo purchases.

Optimization of purchase allocation. Optimization of prize allocation is a complementary feature to the combo purchase services, which assisted users in designing a payout scheme for their combo purchases. This feature calculated theoretical minimum and maximum prize amounts for a payout scheme based on purchase allocation and winning odds, which helped users in their efforts to maximize potential prize amount for a given purchase amount.

Mobile Applications

Starting from April 2011, we offered our users mobile applications that provide a comprehensive set of lottery services, including purchase, result inquiry, and purchase account management. Users could purchase sports lottery products through such mobile applications. The mobile applications utilize encoded data transfer system to ensure data security. The mobile applications were offered for smart phones that operate under iOS, Android and other major mobile platforms in over 20 app stores and mobile download sites. From January to December 2015, we published seven major updates of our mobile applications and added various new functions and performance upgrades. In addition, we maintained a mobile website that offers a variety of general and mobile-specific functions including registration, payment, account management, and push messages. Net revenues generated from our mobile applications accounted for 14.7%, and 40.0% of our total net revenue for 2013, and 2014, respectively. Net revenues generated from our mobile applications accounted for 55.5% of our total net revenue prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015.

Payment Processing and Complementary Services

On December 20, 2015, we acquired 63.0% of the outstanding common shares and voting interest of Sumpay.cn and its wholly owned subsidiaries through Tongfu Technology. Sumpay.cn is a provider of online payment services and prepaid card services in PRC. As a result of the acquisition, we expected to directly provide payment processing and complementary services to its customers and diversify our revenue streams.

On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn. The completion of the transaction is subject to a number of condition precedents. As of the date of this annual report, we cannot ascertain when will these conditions be fulfilled. We will stop generating revenue from such source upon completion of this transaction.

Our Users

In 2012, our user activity level was adversely impacted by the voluntary suspension from March to November 2012. As a result, we experienced decreases in both the number of active accounts and the purchase amount in the second and third quarter of 2012 from their respective preceding quarters. After we resumed our online sports lottery sales services on November 12, 2012, our user activity level has been recovering steadily. Both the number of active accounts and the purchase amount increased in the fourth quarter of 2012 and in each quarter of 2013 from their respective preceding quarters. Purchase amount increased in the third quarter of 2013 from the previous quarter even though the total number of active accounts decreased slightly. In March 2015, all provincial sports lottery administration centers we service temporarily suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice. We voluntarily and temporarily suspended our online sports lottery sales services in response to the promulgation of the Self-Inspection Notice and the Public Announcement as of April 4, 2015. The voluntary temporary suspension of our online sports lottery sales services materially and adversely impacted our number of active users. The following table sets forth the number of our active accounts, purchase amount and purchase amount per active account for the periods indicated:

	Active accounts	Purchase amount	Purchase amount per active account
		RMB	RMB
	(in thousands)	(in thousands)
Three months ended
March 31, 2013	297	540,000	1,818
June 30, 2013	389	699,851	1,799
September 30, 2013	374	735,640	1,967
December 31, 2013	894	1,071,025	1,198
March 31, 2014	1,144	1,054,913	922
June 30, 2014	2,530	2,093,176	827
September 30, 2014	3,500	2,244,583	641
December 31, 2014	984	1,757,907	1,786
March 31, 2015	857	1,305,525	1,523

Purchase Order Processing and Prize Collection

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we took special care to ensure the credibility and transparency of our purchase price collection and delivery process. Every registered user had an online cash account which could be funded directly from the user’s bank account or through other online payment methods. When an order is placed, the purchase price is deducted from the user’s online cash account. A user needed to have enough balance in his online cash account before he could submit a purchase order. To reduce chances of misappropriation, we kept balances in our users’ accounts in designated separate bank accounts.

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, when a user wins a prize, we distribute the equivalent prize money amount to such user’s account immediately after the prize announcement date. We then collect the prize money from the lottery administration center later. Under the current prize payout scheme of national and provincial lottery products, prize money can only be claimed by natural persons who present the winning lottery tickets at the time of collection. Since we did not distribute physical tickets to individual users and needed to collect prizes on behalf of winning users, we relied on certain of our employees to maintain bank accounts opened in their individual names for the purpose of prize money collections. We employed several measures to ensure that the individual bank accounts are under our control to the best extent possible. We kept a record of the account numbers, passwords, online login information and electronic banking keys of such individual accounts, and monitored the account activities constantly. We also designated an employee to accompany the individual account holder to collect prize money from the lottery administration center. Upon collection, the prize money is immediately deposited into the appointed individual account and our accounting department is notified. The bank also sends an automatic SMS notification generated by its system to the accounting manager immediately after the deposit has taken place. Upon receipt of the SMS notification, the accounting manager transfers the prize money online into our corporate account using the electronic key and passwords. The accounting department then verifies the transfer amount to ensure the entire prize money amount is transferred into our corporate account.

Currently, there is no indication as to whether we need to use the bank accounts of individual employees in the future.

Our Revenue Model

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, most of our net revenues came from service fees paid to us by provincial lottery administration centers for purchase orders of national and provincial lottery products we direct to them. Historically, we provided online sales services for both sports and welfare lotteries. From March to October 2012, we voluntarily suspended our online lottery sales services to substantially all of our customers in response to the implementation of the Urgent Notice, which mandated, among other things, that lottery services can only be provided by authorized agencies with the relevant approvals by the MOF. During this period, we continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers as a means of customer maintenance. We resumed our online sports lottery sales services in November 2012 after obtaining the relevant approval for sports lottery products from the MOF, and simultaneously ceased to provide sales services for welfare lottery products. Currently we provide our users comprehensive information on various national and provincial level welfare lottery products but not online purchase services for such welfare lottery products.

We have entered into service agreements with a number of provincial lottery administration centers. Pursuant to these service agreements, each provincial lottery administration center generally pays us a fixed percentage of the total purchase amount received from us as a service fee.

After the issuance of the Self-Inspection Notice and the Public Announcement, there has been no indication as to when the online sales of sports lottery products will be permitted to resume, if at all. Therefore, as of the date of this annual report, there is no clear indication as to how long our suspension of online sports lottery sales services will last, and we have been working and will continue to work with the China Sports Lottery Administration Center to develop a management system to cope with any new regulatory framework to be adopted.

Aside from our operating websites, namely, www.500wan.com and www.500.com, we also offered our services in a number of other service channels. We provided content to third-party websites that offer lottery information services to their users prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015. Such third-party websites offer their users an option to submit lottery purchase order through us by redirecting such users to our websites. We paid the third-party websites a pre-determined fixed percentage of the total purchase amount generated from such redirected orders with third-party websites pursuant to agreed-upon allocations ratios.

The residual amount of lottery pool purchases we contributed was recognized as a reduction of revenue. We would distribute the prize money to the pool participants based on the predetermined payout ratio if the lottery pool wins a prize, and the residual amount after distribution is received by us and recorded as other operating income.

User Support Operations

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we had a user support team to provide high-quality user support services on a 24/7 basis, including service consulting, user hotline, and complaint processing. To ensure availability and efficiency of our user support services, we provided our users with access through a variety of channels, including telephone, instant messaging, email and bulletin board services. We had a dedicated team that provides services to our VIP users, including purchase reminder, application training, purchase order enhancement and customizable services. In addition, our user support team have continuously improved our operation systems, which consisted of, among others, a user management system, a case management system, an information database and a quality control system prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015.

We also had a service team dedicated to the prize collection process, which monitored the winning results of all lottery products we service and initiates the prize collection process as soon as a user wins a prize. We gave users detailed instructions and were available to answer inquiries throughout the prize collection process which was especially helpful to first-time prize winners. We had an identity verification process to ensure prizes are distributed to the correct users while protecting their anonymity, which was particularly important for high prize winners. Since our inception, there has not been any legal claim brought against us by users in connection with lottery prize distribution.

Sales, Marketing and Branding

We were among the first companies to offer online lottery services in China and have built a strong brand name and reputation.

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, our sales and marketing team conducted various traditional and online marketing programs and promotional activities, including in-game events and announcements, online and traditional advertising, and offline promotions. We regularly advertised on portals and directory portal websites in China. We advertised through sports-related websites and portals, through advertising at sporting events, and in national and regional newspapers and magazines. We also selectively sponsored sporting events to promote our services and enter into arrangements with sports promoters to cross-market our services.

In addition, due to our longer operating history compared to other online lottery service websites in China and the larger purchase volume platform we offer compared to traditional offline lottery agents, we currently record the largest number of prize winning lotteries. As of December 31, 2015, eight prizes of over RMB10 million, 76 prizes between RMB5 million and RMB10 million, and 570 prizes between RMB1 million and RMB5 million had been awarded to users who purchased their lottery products using our online lottery service platform. We believe this record influenced player sentiment and helped to strengthen our brand name, increase loyalty of existing users and attract new users. We are also continuing to expand our partnership with third-party websites to further enrich our user acquisition channels. In addition, we officially sponsored a tennis open tournament in association with Women’s Tennis Professionals in Shenzhen at end of 2013, 2014 and 2015. Our brand name and logo was featured in the advertisement, promotional materials and relevant media in connection with the tournament. In 2015, we reduced advertising expenses on TV commercials and other online and traditional media due to the voluntary temporary suspension of our online sports lottery sales services.

Competition

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, our main competitors were the other online lottery service providers and traditional offline lottery agents. We believe we currently possess distinctive competitive advantages over our competitors in both online and offline channels.

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

We believe there are certain other significant entry barriers to the online lottery service industry, such as brand and reputation development, cost and experience barriers. Brand and reputation development in particular would require substantial investment. We believe our users’ winning record is one of the factors in our ability to attract new users and retain existing users. Such a record has been built over the past 15 years of our operation and we believe is not easily replicable by new market entrants. In addition, it is difficult to assemble an experienced management team in this highly specialized market. Online lottery service providers that operate professionally and on a relatively large scale also need to enter into service agreements with state or provincial lottery administration centers in order to ensure stable and economical transaction processing and competitive commissions. Such agreements are entered into at the discretion of these lottery administration centers, to which a candidate’s lack of operating experience and prior history of cooperation are major deterring factors. In addition, structures and functions of online lottery websites are usually complicated, and users who are familiar with an existing website are less likely to spend time and effort to learn and switch to new structures and functions, which is an additional barrier for setting up a new competing website. In addition, we believe our in-depth and user-friendly online lottery information and database differentiate us from most of our competitors.

We also competed with traditional lottery agents that distribute lotteries at physical locations prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015. Traditional lottery agents were until very recently the only sales channel of lotteries in China. Compared with online lottery agents, traditional lottery agents do not face the same level of regulatory uncertainty. Although online lottery sales were rapidly gaining market share, physical lottery sales is, and for the foreseeable future will, continue to be the dominant distribution channel for lotteries in China.

Product Development

We had a technology and product development team of 170 employees as of December 31, 2015, representing 50.4% of our total number of employees. The members of the core development team all have previous experience in major Chinese Internet enterprises, some of whom are the first generation Internet professionals in China. We are dedicated to expanding our product development team and to attracting highly experienced professionals. We provide our team members with frequent and up-to-date training to ensure that they are fully updated on industry trends and developments, and are capable of and efficient in handling any technical challenges we might face in our operations. Our current focus is on the development of new functions and improvement of existing technologies in a number of crucial areas, such as sever capacity, user interface, client-side software, mobile site and mobile client side software, infrastructure optimization and user data mining. The product development department has subgroups that focus on various areas of research and development, such as product design, user interface design, product operation and product support. The product design group focuses on enhancing existing services and researching and developing new lottery services. The product operation and support groups are dedicated to building a safe, stable and highly efficient operating environment to handle our high volume of user traffic and data transmission. As a result, we operate an online lottery service platform that is stable, secure and fast. We plan to develop and improve our systems and technologies, and co-develop new lottery products in cooperation with lottery administration centers, which we believe will help to distinguish us from our competitors.

Legal and Administrative Proceedings

On February 27, 2015, a purported stockholder class action lawsuit consisting of purchasers of our ADSs during the period between November 22, 2013 and February 25, 2015, captioned Fragala v. 500.com Limited, et al., Case No. 15-CV-1463-MMM (E), was filed in the U.S. District Court for the Central District of California, or the Court, against us, certain of our executive officers, and the underwriters for our initial public offering, or collectively, the Defendants. The complaint alleges that the prospectus, registration statements, and other filings with the U.S. Securities and Exchange Commission from October 22, 2013 to February 23, 2015 contained materially false and misleading information in violation of the federal securities laws and seeks unspecified compensatory damages and other relief. On April 20, 2015, the Court ordered that (i) Defendants need not respond to the complaint until after a lead plaintiff and lead plaintiff’s counsel is approved, and lead plaintiff files an amended complaint; (ii) within seven days of the Court’s appointment of lead plaintiff and lead counsel, counsel for Defendants and counsel for lead plaintiff shall meet and confer regarding scheduling; and (iii) within five days of the meet and confer, the parties shall submit a stipulation for the Court’s approval with the parties’ proposed schedule for the filing of an amended complaint as well as the timing on the filing of a motion to dismiss or other response to the amended complaint, and scheduling for same. On July 7, 2015, the Court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel to represent the purported class in the litigation. On September 15, 2015, lead plaintiff filed an amended complaint on behalf of a purported class consisting of purchasers of our ADSs during the period between November 22, 2013 and March 2, 2015. The amended complaint alleges that the our prospectus, registration statement, and other filings with the U.S. Securities and Exchange Commission from October 22, 2013 to March 2, 2015 contained materially false and misleading information in violation of the federal securities laws and seeks unspecified compensatory damages and other relief. On November 16, 2015, the Defendants moved to dismiss the amended complaint. On January 11, 2016, due to the judge originally assigned to the case leaving the bench, the Court denied the pending motions to dismiss without prejudice to refiling. On January 22, 2016, lead plaintiff and the underwriter defendants stipulated to the dismissal of the underwriter defendants with prejudice. On January 26, 2016, the remaining Defendants re-filed their motion to dismiss the amended complaint. On February 25, 2016, the Court issued a scheduling order setting forth case management dates, including: (i) August 1, 2016 as the last date to conduct the Court ordered settlement conference; (ii) October 31, 2016 as the discovery cut-off date; (iii) November 7, 2016 as the last day for hearing motions; (iv) December 9, 2016 as the pre-trial conference date; and (v) December 20, 2016 as the beginning of trial. On March 15, 2016, the Court denied Defendants’ motion to dismiss, stating that the issues raised in the motion are more appropriately resolved on a motion for summary judgment. In April 2016, the parties began discovery. We believe that the class action lawsuit is without merit and intend to defend the lawsuit vigorously, however, there can be no assurance regarding the ultimate outcome of this lawsuit.

Regulation of Our Industry

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

As regulations on the online lottery services industry are developing and evolving in China, authorities may adopt from time to time new laws and regulations that will address new issues or require us to obtain licenses and permits in addition to those that we currently have. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online lottery services industry. See “Item 3D. Risk Factors—Risks Related to Our Business and Industry—The rules and regulations on online lottery sales service market in China are relatively new and interpretations and implementation thereof have changed substantially on a number of occasions, and their further interpretations and implementation involve uncertainty.”

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

Currently, E-Sun Sky Network holds a value-added telecommunication business operating license issued by MIIT, that is effective until September 5, 2017, for providing Internet information services.

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

We conduct businesses in China primarily through our consolidated affiliated entities. We enter into contractual arrangements with our PRC consolidated affiliated entities and their respective shareholders, some of whom are PRC residents and also beneficial owners of our company. As of the date of this annual report, our beneficial owners who are subject to SAFE Circular 75 registrations are in the process of updating their registrations with the Shenzhen Branch of SAFE. However, we cannot assure you that our beneficial owners can successfully amend their foreign exchange registrations with SAFE in full compliance with Circular 75 for development of our company. See “Item 3D. Risk Factors—Risks Related to Doing Business in China—A failure by our shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.”

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

Our then PRC counsel, Han Kun Law Offices, has advised us that the 2006 M&A Rules do not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, given that:

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

In addition, another notice issued by the SAFE, the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAF Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. On March 30, 2015, SAFE promulgated SAFE Circular 19, which came into force replacing SAFE Circular 142 on June 1, 2015. SAFE Circular 19 removed certain restrictions previously provided under Circular No. 142 for conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. On November 9, 2011, SAFE issued the Notice on Further Clarifying and Standardizing Related Issues Concerning Foreign Exchange Administration for Part of Capital Account Items to further regulate the payment and settlement of foreign currency exchange of foreign-invested enterprises.

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

Since November 2012, 6% of VAT, which replaced the original 5% business tax in Shenzhen as a result of the PRC government’s pilot VAT reform program, applies to certain services provided by E-Sun Sky Computer and E-Sun Sky Network. Since June 2014, 6% of VAT applies to all services provided by VIEs, except for Lhasa Yicai, Guangyi Network, Shenzhen Yicai, Shenzhen Fenggu, and Tongfu Technology, which are subject to 3% of VAT.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report.

500.com Limited (Cayman)
100%
500.COM USA CORP
100%
Fine Brand Limited (BVI)
100%
500wan HK Limited (Hong Kong)
100%
Offshore
Onshore
Shenzhen Guangyi Network Technoloy Co., Ltd.
100%
E-Sun Sky Computer (Shenzhen) Co., Ltd.
Shareholders of Shenzhen Youlanguang Science and Technology Co., Ltd.
Shareholders of Shenzhen E-Sun Network Co., Ltd.
Shareholders of Shenzhen Guangtiandi Science and Technology Co., Ltd.
Shareholders of Shenzhen Tongfu Technology Co., Ltd.
100%
Shenzhen Youlanguang Science and Technology Co., Ltd.
100%
Shenzhen E-Sun Network Co., Ltd.
100%
Shenzhen Guangtiandi Science and Technology Co., Ltd.
100%
Shenzhen Tongfu Technology Co., Ltd.
100%
Shenzhen E-Sun Sky Network Co., Ltd.
100%
Beijing Baifengrun Science and Technology Co., Ltd.
63%
Zhejiang Shangmeng Technology Co., Ltd
100%
Shenzhen Wubai Zhifu Co., Ltd.
100%
Lhasa Yicai Network Technoloy Co., Ltd.
100%
Shenzhen Yicai Network Technoloy Co., Ltd.
100%
2%
Shangmeng Business Service Co., Ltd.
100%
Shenzhen Fenggu Network Technoloy Co., Ltd.
98%
Hangzhou Laiqi Information Technology Co., Ltd.
Contractual Arrangements
Equity Interest

(1)	E-Sun Network is approximately 50% owned by Bo Yu and 50% owned by Zhiwei Yin, both of whom are our employees and parties to the contractual arrangements. Our online lottery services were primarily provided through E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network.

(2)	Youlanguang Technology is 50% owned by Bo Yu and 50% owned by Zhiwei Yin, both of whom are our employees and parties to the contractual arrangements. Youlanguang Technology provides services to E-Sun Sky Network relating to the management of our users’ registration information and accounts.

(3)	Guangtiandi Technology is 50% owned by Ying Wang and 50% owned by Liangdong Yuan, both of whom are our employees and parties to the contractual arrangements. Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers and the printing of the lottery tickets.

(4)	Guangyi Network is 100% owned by E-Sun Sky Computer. Guangyi Network provides services to E-Sun Sky Network relating to the technology development, and consulting services.

(5)	Tongfu Technology is 99% owned by Jing Zhang and 1% owned by Han Zhang, both of whom are our employees and parties to the contractual arrangements. Tongfu Technology provides online payment services to E-Sun Sky Network through its subsidiary Shangmeng Business Services Co., Ltd.

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

Following the establishment of Youlanguang Technology and Guangtiandi Technology in December 2008, E-Sun Sky Computer entered into an identical set of control agreements with each of Youlanguang Technology and Guangtiandi Technology and their respective shareholders. The control agreements between E-Sun Sky Computer and Youlanguang Technology and its shareholders, including the Business Operation Agreement, the Equity Interest Disposal Agreement and the Equity Pledge Agreement, were further amended in August 2009 and September 2010. The control agreements between E-Sun Sky Computer and Guangtiandi Technology and its shareholders, including the Business Operation Agreement, the Equity Interest Disposal Agreement and the Equity Pledge Agreement, were amended in August 2009.

Following the establishment of Tongfu Technology in December 2015,  E-Sun Sky Computer entered into an identical set of control agreements with Tongfu Technology and its shareholders.

We have been relying and expect to continue to rely on our consolidated affiliated entities to operate our online lottery service business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. We revised our contractual arrangements with the consolidated affiliated entities and their respective shareholders on June 1, 2011, and amended our contractual arrangements on May 2, 2013, supplemented on December 28, 2013 and further amended on November 18, 2015, respectively. These revised contractual arrangements continue to enable us to:

•	exercise effective control over E-Sun Network, Youlanguang Technology, Guangtiandi Technology, and Tongfu Technology;

•	receive substantially all of the economic benefits and assume substantially all the losses of E-Sun Network, E-Sun Sky Network, Youlanguang Technology, Guangtiandi Technology, and Tongfu Technology in consideration for the services provided by E-Sun Sky Computer, our PRC subsidiary;

•	have an exclusive option to purchase all of the equity interest in E-Sun Network, Youlanguang Technology, Guangtiandi Technology, and Tongfu Technology to the extent permitted under PRC law; and

•	provide appropriate funds to the consolidated affiliated entities through the respective shareholders of consolidated affiliated entities for major losses resulting from their business and operations if any are incurred.

Accordingly, under U.S. GAAP, we consolidate E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology, E-Sun Sky Network, 500Fu, Lhasa Yicai, Shenzhen Yicai, Shenzhen Fenggu, Baifengrun Technology, Sumpay.cn, Shangmeng Services, and Hangzhou Laiqi as our “variable interest entities” in our consolidated financial statements.

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

Shareholder’s Voting Power Assignment Agreements. Each shareholder of the consolidated affiliated entities executed an irrevocable power of attorney appointing E-Sun Sky Computer as his or her representative to attend shareholders’ meetings of the consolidated affiliated entities and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in the consolidated affiliated entities on June 1, 2011 and May 2, 2013 respectively. Such irrevocable power of attorney was terminated by the shareholder’s voting power assignment agreements entered into among 500.com Limited, E-Sun Sky Computer and the nominee shareholders of the consolidated affiliated entities on December 28, 2013. Pursuant to these shareholder’s voting power assignment agreements, the nominee shareholders of each consolidated affiliated entity assigned the rights to vote on all of the matters in each consolidated affiliated entity that require shareholders’ approval at the consolidated affiliated entities’ shareholders’ meetings to persons or entities designated by 500.com Limited as permitted by applicable laws. Unless terminated by 500.com limited or otherwise required by applicable laws, such shareholder’s voting power assignment agreements will remain valid and irrevocable from the date of their execution, so long as each shareholder remains the shareholder of the respective consolidated affiliated entities.

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

Jing Zhang and Jin Li, two former shareholders of Youlanguang Technology, entered into a share transfer agreement with Bo Yu and Zhiwei Yin on November 1, 2015, pursuant to which Jing Zhang and Jin Li transferred all the equity interest they respectively held in Youlanguang Technology to Bo Yu and Zhiwei Yin. Youlanguang Technology completed registration with relevant branch of SAIC for the aforementioned share transfer on Novermber 18, 2015. Accordingly, we superseded agreements entered into by and among E-Sun Sky Computer, Youlanguang Technology, Jing Zhang and Jin Li, including the Equity Interests Pledge Agreement, the Exclusive Option Agreement, the Financial Support Agreement and its supplementary agreement with agreements entering into by and among E-Sun Sky Computer, Youlanguang Technology, Bo Yu and Zhiwei Yin respectively on November 18, 2015. We also superseded the Irrevocable Power of Attorney executed by Jing Zhang and Jin Li with the Irrevocable Power of Attorney executed by Bo Yu and Zhiwei Yin on November 18, 2015. On the same date, E-Sun Sky Computer executed a confirmation letter, to the effect that its exercise of the rights under the Irrevocable Power of Attorney executed by Bo Yu and Zhiwei Yin shall be subject to consent by 500wan HK Limited in manners allowed by the PRC laws and regulation and in accordance with the instructions of 500wan HK Limited.

Jiepin Fu, He Li, Xue Li, Ping Yuan, Bo Zou and Ying Zou, the former shareholders of E-Sun Network, jointly entered into a share transfer agreement with Bo Yu and Zhiwei Yin on November 1, 2015, pursuant to which Jiepin Fu, He Li, Xue Li, Ping Yuan, Bo Zou and Ying Zou transferred all the equity interest they respectively held in E-Sun Network to Bo Yu and Zhiwei Yin. E-Sun Network completed registration with relevant branch of SAIC for the aforementioned share transfer on November 18, 2015. Accordingly, we superseded agreements entered into by and among E-Sun Sky Computer, E-Sun Network, Jiepin Fu, He Li, Xue Li, Ping Yuan, Bo Zou and Ying Zou, including the Equity Interests Pledge Agreement, the Exclusive Option Agreement, the Financial Support Agreement and its supplementary agreement with agreements entering into by and among E-Sun Sky Computer, E-Sun Network and Bo Yu and Zhiwei Yin, respectively on November 18, 2015. We also superseded the Irrevocable Power of Attorney executed by Jiepin Fu, He Li, Xue Li, Ping Yuan, Bo Zou and Ying Zou, respectively, by the Irrevocable Power of Attorney executed by Bo Yu and Zhiwei Yin on November 18, 2015. On the same date, E-Sun Sky Computer executed a confirmation letter, to the effect that its exercise of the rights under the Irrevocable Power of Attorney executed by Zhiwei Yin and Bo Yu shall be subject to consent by 500wan HK Limited in manners allowed by the PRC laws and regulation and in accordance with the instructions of 500wan HK Limited.

We have been advised by our PRC legal counsel, Yingke Law Firm, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our consolidated affiliated entities) complies with all applicable PRC laws, rules and regulations, and does not violate any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of PRC laws, rules and regulations that are relevant to our business operations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised us that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements may become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Item 3D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in the Internet and the lottery business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3D. Risk Factors—The 2006 M&A Rules establish complex procedures for some acquisitions of Chinese Companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China”.

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

Overview

We are a leading online sports lottery service provider in China. Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we acted as an aggregator and processor of lottery purchase orders from our registered user accounts and derived substantially all of our revenues from service fees paid to us by provincial sports lottery administration centers for the purchase orders of sports lottery products that we direct to such centers. Starting from the fourth quarter of 2015, we also derive revenues from the rendering of payment processing and complementary services by Sumpay.cn. On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn. The completion of the transaction is subject to a number of condition precedents. As of the date of this annual report, we cannot ascertain when will these conditions be fulfilled. We will stop generating revenue from such source upon completion of this transaction. We offered a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to our users. We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the Ministry of Finance, or the MOF, to provide online lottery sales services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China.

Prior to 2013, we provided online sales services for, and generated service fees from, both sports and welfare lottery product. During the voluntary suspension from March to November 2012, we continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers as a means of customer maintenance. Approximately 78.5% of our service fees during the voluntary suspension period were generated from our mobile applications. We resumed online sports lottery sales services for in November 2012 after we obtained the relevant approval for such lottery products from the MOF. Simultaneously, we ceased to provide sales services for welfare lottery products.

In light of potential change of regulatory framework, we decided to voluntarily and temporarily suspend all of our online sports lottery sales services on April 4, 2015. As of the date of this annual report, we are not generating any revenue from sports lottery sales, and our financial results are materially and adversely impacted during the temporary suspension period.

Our net revenues were RMB259.5 million, RMB579.7 million and RMB99.6 million (US$15.4 million) in 2013, 2014 and 2015, respectively, representing a 123.4% increase from 2013 to 2014, and a 82.8% decrease from 2014 to 2015, respectively. The majority of our service fees were generated from sports lottery products, which accounted for 100.0%, 100.0% and 99.2% of our total service fees in 2013, 2014 and 2015, respectively. The decrease in percentage of revenue contribution from sports lottery products were results of the rendering of payment processing and complementary services by Sumpay.cn during the fourth quarter of 2015. On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn. The completion of the transaction is subject to a number of condition precedents. As of the date of this annual report, we cannot ascertain when will these conditions be fulfilled. We will stop generating revenue from such source upon completion of this transaction. Net income attributable to 500.com Limited was RMB106.1 million, and RMB157.0 million in 2013 and 2014, respectively , and net loss attributable to 500.com Limited was RMB323.9 million (US$50.0 million) in 2015, representing a 48.0% increase from 2013 to 2014, and a 306.3% decrease from 2014 to 2015, respectively. Net income attributable to 500.com Limited in 2013 and 2014, and net loss attributable to 500.com Limited in 2015 was adversely impacted by share-based compensation expenses of RMB7.6 million, RMB89.9 million and RMB158.6 million (US$24.5 million), respectively. In addition, our net income in 2013 was favorably impacted by reversal of deferred tax liabilities arising from outside basis differences of RMB88.8 million, while our net loss in 2015 was adversely impacted by deferred tax expenses relating to valuation allowance in our consolidated affiliated entities of RMB40.1 million, and the material adverse impact of the temporary suspension of our online sports lottery sales services.

Factors Affecting Our Results of Operations

•	There are a number of factors that affect our results of operations, including:

•	continued growth in China’s economy and in the PRC lottery market in general

•	growth in China’s Internet, e-commerce and online lottery industry

•	number of registered and active accounts

•	our ability to implement our strategies and enter into and maintain service agreements with provincial lottery administration centers

•	PRC regulations affecting the Internet and online lottery industries

Continued growth in China’s economy and in the PRC lottery market in general

We conduct all of our business and operations in China. Accordingly, our results of operations have been, and are expected to continue to be, affected by the general performance of China’s economy. Since the inception of our business, we have benefited significantly from overall economic growth in China. The lottery market in China has experienced higher growth rates compared with the growth rates of China’s economy in recent years. Although there is no assurance that the lottery market in China will continue to grow faster than China’s GDP, as a leading online lottery service provider, our financial results have been, and are expected to continue to be, affected by the performance of the lottery market in China. In addition, introduction of new lottery products by lottery administration centers will enable us to provide new services to our users and as a result increase our revenue.

Growth in China’s Internet, e-commerce and online lottery industry

We are an online service provider. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet, e-commerce and online lottery sectors. The Internet has emerged as an increasingly attractive and cost-effective lottery distribution channel in China, especially as the number of Internet users, disposable income and network infrastructure in China has increased. As a result of increasing Internet penetration and usage in China, we anticipate demand for online lottery services in China will continue to grow. In addition, the continued development and improvement of the online payment system will also benefit the growth of the online lottery industry. However, in view of the significant uncertainties as to China’s regulatory framework for the online lottery since early 2015, there can be no assurance that China’s online lottery industry will continue its strong growth after a new regulatory framework is adopted.

Number of registered and active accounts

Our online lottery services depend on our ability to maintain and expand our highly engaged user base. Active accounts as of the year end are registered accounts which had at least one purchase order during the year. The growth of number of active accounts is driven by our ability to continue to, among other things, enhance recognition of our brand, increase types of lottery products we service and offer high-quality services to our users. Historically, we have experienced strong growth in the number of our registered accounts and active accounts. In 2012, our user activity level was adversely impacted by the voluntary suspension from March to November 2012. As a result, we experienced decreases in both the number of active accounts and the purchase amount in the second and third quarter of 2012 from their respective preceding quarters. After we resumed our online sports lottery sales services for on November 12, 2012, our user activity level has been recovering steadily. Both the number of active accounts and the purchase amount increased in the fourth quarter of 2012 and in each quarter of 2013 from their respective preceding quarters. Purchase amount increased in the third quarter of 2013 from the previous quarter even though the total number of active accounts decreased slightly. In March 2015, all provincial sports lottery administration centers we service temporarily suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice. We voluntarily and temporarily suspended our online lottery sales services in response to the promulgation of the Self-Inspection Notice and the Public Announcement as of April 4, 2015. The voluntary temporary suspension of our online lottery sales services materially and adversely impacted our number of active users. As of the date of this annual report, there is no clear indication as to how long our voluntary temporary suspension will last.

Our ability to implement our strategies and maintain service agreements with lottery administration centers

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we derived substantially all of our net revenues from service fees paid to us by the provincial lottery administration centers for orders we direct to such centers. We have established mutually beneficial partnerships with provincial lottery administration centers, such as Jiangxi Sports Lottery Administration Center with which we have ongoing service agreement that is effective until 2017. However, the issuance of the Self-Inspection Notice and the Public Announcement, there has been no indication as to when the online sales of sports lottery products will be permitted to resume, if at all. Therefore, as of the date of this annual report, there is no clear indication as to how long our suspension of online sports lottery sales services will last, and we have been working and will continue to work with the China Sports Lottery Administration Center to develop a management system to cope with any new regulatory framework to be adopted.

PRC regulations affecting the Internet and online lottery industries

The PRC government regulates the Internet and online lottery industries in China extensively. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industries, the scope of permissible business activities and foreign investment in the industries. The PRC government also exerts considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. It also regulates Internet access and the distribution of news, information or other content, as well as provision of products and services, through the Internet.

The PRC laws governing the online sales of lotteries are relatively new. In particular, with the promulgation of the Self-Inspection Notice and the Public Announcement, the competent government authorities took further steps to regulate the lottery market in China and sanction unauthorized online lottery sales. All sports lottery administration centers have temporarily suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice by March 2015, and we voluntarily and temporarily suspended our online lottery sales services in response to the issuance of the Self-Inspection Notice and the Public Announcement as of April 4, 2015. There remain significant uncertainties as to how the PRC government will regulate the online lottery industries in China in the future, and our results of operations may be affected by any change in the regulatory framework.

Description of Key Statement of Operations Items

Net revenues

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we derived substantially all of our net revenues from service fees paid to us by the provincial lottery administration centers for orders we direct to such centers. The remaining of our net revenues were partially derived from service fees paid to us by third party aggregators for orders we direct to such aggregators, who in turn direct such orders to provincial lottery administration centers. Starting from the fourth quarter of 2015, we also derive revenues from the rendering of payment processing and complementary by Sumpay.cn. On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn. The completion of the transaction is subject to a number of condition precedents. As of the date of this annual report, we cannot ascertain when will these conditions be fulfilled. We will stop generating revenue from such source upon completion of this transaction. Our net revenues were RMB259.5 million, RMB579.7 million and RMB99.6 million (US$15.4 million) in 2013, 2014 and 2015, respectively, representing a 123.4% increase from 2013 to 2014, and a 82.8% decrease from 2014 to 2015, respectively. The table below sets forth our net revenues in aggregate and derived from service fees paid to us by provincial lottery administration centers, from service fees paid to us by third-party aggregators, and from the rendering of payment processing and complementary services by Sumpay.cn for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Online sports lottery sales:
Provincial lottery administration centers	316,754	653,170	103,727	16,013
Third party aggregators	15,152	80,336	9,193	1,419
Online sports lottery sales service fees	331,906	733,506	112,920	17,432
Payment processing and complementary services fees	—	—	707	109
Total service fees	331,906	733,506	113,627	17,541
Deductibles(1)	(72,372)	(153,789)	(14,075)	(2,173)
Net revenues	259,534	579,717	99,552	15,368

(1)	The table below sets forth the breakdowns of the deductibles for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Residual payments to complete lottery pool purchases	13,671	19,733	3,232	499
Super VIP incentive	31,688	75,633	4,046	625
Promotional incentives granted to users	27,013	58,423	6,797	1,049
Total	72,372	153,789	14,075	2,173

The following table sets forth our net revenues by lottery type for the periods indicated:

	Year ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Online sports lottery sales	331,906	100	733,506	100	112,920	17,432	99.2
Payment processing and complementary services	—	—	—	—	707	109	0.8
Total service fees	331,906	100	733,506	100	113,627	17,541	100
Deductibles	(72,372)		(153,789)		(14,075)	(2,173)
Net revenues	259,534		579,717		99,552	15,368

Service fees generated from sports lottery products accounted for 100%, 100% and 99.2% of total service fees generated from lottery products in 2013, 2014 and 2015, respectively.

Lottery products can be divided into three types as set forth by the MOF, namely, sports match lottery, Lotto (including high frequency lottery) and instant lottery. Both sports lottery administration centers and welfare lottery administration centers issue Lotto and instant lottery products, while only sports lottery administration centers issue sports match lottery products. We do not provide services for any instant lottery products as they are currently only sold through traditional channels. The table below sets forth the breakdown of our net revenues by lottery type for the periods indicated. We list high frequency lottery products as a separate revenue category because of its relatively significant proportion of our net revenues.

	Year ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sports match lottery	285,998	86.2	642,096	87.5	103,626	15,997	91.8
Lotto*	12,262	3.7	25,617	3.5	3,320	513	2.9
High frequency lottery	33,646	10.1	65,793	9.0	5,974	922	5.3
Total online sports lottery sales service fees	331,906	100	733,506	100	112,920	17,432	100
Deductibles	(72,372)		(153,789)		(14,075)	(2,173)
Net revenues	259,534		579,717		98,845	15,259

* excluding high frequency lottery

We derived the majority of our service fees from sports match lottery products, which accounted for 86.2%, 87.5% and 91.8% of total service fees generated from lottery products in 2013, 2014 and 2015, respectively. In light of potential change of regulatory framework with regard to the online sales of lottery, we decided to voluntarily and temporarily suspend all of our online sports lottery sales services on April 4, 2015. Since then and up to the date of this annual report, we had not generated any revenue from our online sports lottery sales services and our financial results are materially and adversely impacted during the temporary suspension period. As of the date of this annual report, there is no clear indication as to how long our voluntary temporary suspension will last. Nor has there been indication as to when the online sales of sports lottery products will be permitted to resume, if at all.

Operating Expenses

The table below sets forth our operating expenses by amount and as a percentage of our net revenues for the periods indicated:

	Year ended December 31,
	2013			2014			2015
	RMB		%	RMB		%	RMB		US$	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of services	27,818		10.7	53,909		9.3	24,355		3,760	24.5
Sales and marketing	84,596		32.6	173,883		30.0	87,022		13,434	87.4
General and administrative	73,190	(1)	28.2	156,309	(2)	27.0	232,244	(3)	35,852	233.3
Service development expenses	28,686		11.1	59,398		10.2	63,296		9,771	63.6
Write-off of deferred offering expenses	—		—	3,241		0.6	—		—	—
Total operating expenses	214,290		82.6	446,740		77.1	406,917		62,817	408.7

(1)	including share-based compensation expenses of RMB6.2 million.
(2)	including share-based compensation expenses of RMB70.8 million
(3)	including share-based compensation expenses of RMB119.0 million (US$18.4 million).

Our operating expenses consist primarily of cost of services, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of Services

Our cost of services is primarily related to the online lottery services we provide, and is largely directly linked to the level of our net revenues. Our cost of services as a percentage of our net revenues was 10.7%, 9.3% and 24.6% in 2013, 2014 and 2015, respectively. The cost of service as a percentage of our net revenues increased despite of the decreased absolute amount of our cost of service due to the voluntary temporary suspension of our online sports lottery sales services.

Our cost of services primarily consists of:

•	business tax, which consists of business taxes, surcharges and cultural development fees that are levied on our online lottery services, was RMB7.5 million, RMB8.2 million and RMB0.6 million (US$0.1 million) in 2013, 2014, and 2015, respectively, representing 2.9%, 1.4%, and 0.6% of our net revenues in the corresponding years;

•	account handling expenses, which consist primarily of transaction fees payable to banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors, were RMB7.0 million, RMB24.9 million and RMB7.0 million (US$1.0 million) in 2013, 2014, and 2015, respectively, representing 2.7%, 4.3%, and 6.8% of our net revenues in the corresponding years;

•	salary and benefit expenses for our lottery ticket processing staff were RMB3.6 million, RMB6.6 million and RMB3.9 million (US$0.6 million) in 2013, 2014, and 2015, respectively, representing 1.4%, 1.1%, and 3.9% of our net revenues in the corresponding years; and

•	server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services, were RMB6.2 million, RMB7.9 million and RMB7.6 million (US$1.2 million) in 2013, 2014, and 2015, respectively, representing 2.4%, 1.4%, and 7.7% of our net revenues in the corresponding years.

Sales and marketing expenses

Our sales and marketing expenses as a percentage of our net revenues were 32.6%, 30.0% and 88.0% in 2013, 2014, and 2015, respectively.

Our sales and marketing expenses consist primarily of:

•	commissions to third-party Internet companies, which are the portion of service fees we pay to third-party Internet companies for purchase orders placed on our websites by users redirected from their websites. The amount of such commissions paid to third-party Internet companies for each redirected order depends on an agreed-upon allocation ratio. The commissions to third-party Internet companies were RMB13.6 million, RMB56.8 million and RMB7.7 million (US$1.2 million) in 2013, 2014, and 2015, respectively, representing 5.3%, 9.8%, and 7.8% of our net revenues in the corresponding years;

•	salary and benefit expenses for sales and marketing staff, which were RMB4.7 million, RMB16.7 million and RMB15.4 million (US$2.4 million) in 2013, 2014, and 2015, respectively, representing 1.8%, 2.9%, and 15.6% of our net revenues in the corresponding years;

•	advertising expenses, which consist primarily of expenses associated with advertisements we placed on TV channels and other media, were RMB30.8 million, RMB34.5 million and RMB26.2 million (US$4.0 million) in 2013, 2014, and 2015, respectively, representing 11.9%, 5.9%, and 26.5% of our net revenues in the corresponding years; and

•	promotional event expenses, which primarily consist of expenses associated with various promotional events, were RMB16.1 million, RMB20.8 million and RMB10.7 million (US$1.7 million) in 2013, 2014, and 2015, respectively, representing 6.2%, 3.6%, and 10.9% of our net revenues in the corresponding years.

General and administrative expenses

Our general and administrative expenses as a percentage of our net revenues were 28.2%, 27.0% and 235.0% in 2013, 2014 and 2015, respectively. We expect that our general and administrative expenses will continue to increase as we incur additional costs in growing our business, including share-based compensation expenses for management, depreciation of new property, plant and equipment purchased and costs to enhance our internal control.

Our general and administrative expenses consist primarily of:

•	salary and benefit expenses for our management and general administrative staff, which were RMB29.7 million, RMB36.5 million and RMB34.0 million (US$5.2 million) in 2013, 2014 and 2015, respectively, representing 11.5%, 6.3% and 34.4% of our net revenues in the corresponding years;

•	office expenses, which consist primarily of office rental and other office administrative expenses, were RMB13.5 million, RMB12.7 million and RMB13.8 million (US$2.1 million) in 2013, 2014 and 2015, respectively, representing 5.2%, 2.2%, and 14.0% of our net revenues in the corresponding years;

•	travel, communication and other business expenses, which consist primarily of expenses associated with business travels, were RMB10.0 million, RMB12.6 million and RMB13.3 million (US$2.0 million) in 2013, 2014 and 2015, respectively, representing 3.9%, 2.2%, and 13.4% of our net revenues in the corresponding years;

•	third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals, were RMB4.6 million, RMB12.9 million and RMB15.2 million (US$2.3 million) in 2013, 2014 and 2015, respectively, representing 1.8%, 2.2%, and 15.4% of our net revenues in the corresponding periods; and

•	share-based compensation expenses, which were RMB6.2 million, RMB70.8 million and RMB119.0 million (US$18.4 million) in 2013, 2014 and 2015, representing 2.4%, 12.2%, and 120.4% of our net revenues in the corresponding years.

Service development expenses

Our service development expenses are primarily related to our research and development activities. Service development expenses as a percentage of our net revenues were 11.1%, 10.2% and 64.0% in 2013, 2014 and 2015, respectively.

Our service development expenses consist primarily of salary and benefit expenses for our research and development staff, which were RMB21.7 million, RMB34.1 million and RMB31.3 million (US$4.8 million) in 2013, 2014 and 2015, respectively, representing 8.4%, 5.9% and 31.7% of our net revenues in the corresponding years.

Other Operating Income

Our other operating income consists primarily of pool purchase prize amounts to which we are entitled from pool purchase prize distributions in respect of residual payments we make to complete lottery pool purchases. Our other operating income was RMB14.6 million, RMB17.4 million and RMB6.9 million (US$1.1 million) in 2013, 2014 and 2015, respectively.

Government Grant

In 2013, 2014 and 2015, we obtained grants from Shenzhen local government in an aggregate amount of RMB2.8 million, RMB3.6 million, and RMB2.0 million (US$0.3 million), respectively, including grants to key local Internet businesses, project development, and a reimbursement for expense incurred in connection with the proposed listing. We might obtain similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

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

United States

We did not have any assessable profits subject to United States federal income or state tax in 2013, 2014 and 2015. We do not anticipate having any income subject to income taxes in the United States in the foreseeable future.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2013, 2014 and 2015. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

People’s Republic of China

The EIT Law became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax, or EIT, rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology and E-Sun Network are subject to the EIT rate of 25% in 2013, 2014 and 2015, respectively. 500Fu and Baifengrun Technology, are subject to the EIT rate of 25% in 2014 and 2015. The newly established subsidiaries or consolidated affiliated entities, namely Guangyi Network, Shenzhen Yicai, Shenzhen Fenggu, Tongfu Technology, Sumpay.cn, and Hangzhou Laiqi are subject to the EIT rate of 25% for the year ended December 31, 2015.

E-Sun Sky Network is subject to EIT at the rate of 25% in 2013, 2014 and 2015, respectively. In October 2011, E-Sun Sky Network obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2011. In September 2014, E-Sun Sky Network renewed the certificate of “High-tech Enterprise” and was applicable to the preferential income tax rate of 15% for the three years ended December 31, 2016. In 2014, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the two years ended December 31, 2014. Thus, E-Sun Sky Network complied with the lower preferential tax rate of 10% in 2013 and 2014, and was subject to the preferential income tax rate of 15% for the year ended December 31, 2015.

In March 2011, E-Sun Sky Computer obtained the certificate of “Software Enterprise”, and was granted an exemption from EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2011 was the first year of EIT exemption for E-Sun Sky Computer. E-Sun Sky Computer was subject to EIT at the rate of 12.5% in 2013, 2014 and 2015, respectively.

In June 2013, Guangtiandi Technology obtained the certificate of “Software Enterprise”, and was granted an exemption from EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2013 was the first year of EIT exemption for Guangtiandi Technology. Guangtiandi Technology was subject to EIT at the rate of 0%, 0% and 12.5% in 2013, 2014 and 2015, respectively.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry”. According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15% in 2014 and 2015.

In September 2015, Shangmeng Services obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2015. Thus, Shangmeng Services is subject to the tax rate of 15% for the year ended December 31, 2015.

In 2013, our tax expenses include a deferred tax expense relating to outside basis differences in our consolidated affiliated entities. This deferred tax expense relating to outside basis differences was RMB11.9 million in 2012. The deferred tax expense relating to outside basis differences arises from (i) aggregate undistributed earnings and share capital of the consolidated affiliated entities that are available for distribution to E-Sun Sky Computer, a PRC tax resident company, and (ii) aggregate undistributed earnings of our PRC subsidiary, E-Sun Sky Computer, that are available for distribution to the Company, a non-PRC tax resident company. On December 28, 2013, we amended our contractual arrangement with our consolidated affiliated entities. We agreed to provide unconditional financial support to our consolidated affiliated entities through the nominee shareholders of our consolidated affiliated entities in manners permitted by PRC laws and regulations and we entered into shareholder’s voting right assignment agreements and replaced E-Sun Sky Computer as the primary beneficiary of the entities under the US GAAP. In addition, we have undertaken to indefinitely reinvest the undistributed earnings of the subsidiaries located in PRC. As we are indefinitely reinvesting the undistributed earnings of the subsidiaries in the PRC, we recognized a reversal of the outside basis differences of RMB88.8 million (US$14.7 million) in 2013.

In 2015, our tax expenses include a deferred tax expense relating to valuation allowance in our consolidated affiliated entities. This deferred tax expense relating to valuation allowance was RMB40.1 million in 2015. The deferred tax expense relating to valuation allowance arises from (i) aggregate accrued payroll and welfare payable of the consolidated affiliated entities; (2) aggregate excessive advertising expenses of the consolidated affiliated entities; (iii) aggregate government grant; (iv) aggregate change in fair value of the derivative component of a short-term investment; and (v) aggregate losses carryforward.

As of December 31, 2015, we have recognized RMB42.0 million (US$6.5 million) as an accrual for unrecognized tax positions and related interest and penalties.

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

Revenue Recognition

Our revenues are derived principally from online lottery purchase services, and partially from the rendering of payment processing and complementary services. We recognize revenues only when (i) there is persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured. Specifically, we recognize revenues based on the following revenue recognition principles:

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

On October 22, 2013, we granted 2,660,000 share options to employees with an exercise price of US$0.40 per share. For these awards, 600,000 options will be vested 180 days after the grant date, 1,620,000 options will be vested upon the first anniversary of the grant date, 220,000 options will be vested upon the second anniversary of the grant date, and 220,000 options will be vested upon the third anniversary of the grant date.

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

On June 29, 2015, we granted 200,000 share options to a director with an exercise price of US$1.00 per share. For these awards, 66,670 options will be vested upon the first anniversary of the grant date, 66,670 options will be vested upon the second anniversary of the grant date, and 66,660 options will be vested upon the third anniversary of the grant date.

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

On June 8, 2012 (the “First Modification Date”), the Board of Directors modified the exercise price of both vested and unvested options that were previously granted to 88 employees on April 8, 2011 from US$0.4 to US$0.2. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$0.7 million, which was measured as the excess of the fair value of the modified award of US$3.5 million over the fair value of the original award of US$2.8 million at the First Modification Date.

The total compensation cost measured at the First Modification Date was US$2.2 million, representing the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at the First Modification Date of US$1.5 million and the incremental compensation cost resulting from the modification of US$0.7 million.

The incremental compensation cost of US$0.2 million for vested options was recognized immediately at the First Modification Date, while the compensation cost of US$2.0 million for unvested options is being amortized on an accelerated basis over the remaining vesting term of the original award.

On March 19, 2015 (the “ Second Modification Date”), the Board of Directors modified the exercise price of both vested and unvested options that were previously granted on June 19, 2014 from US$3.23 to US$1.00. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$11.2 million, which was measured as the excess of the fair value of the modified award of US$15.4 million over the fair value of the original award of US$4.2 million at the Second Modification Date.

The total compensation cost measured at the Second Modification Date was US$39.8 million, representing the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at the Second Modification Date of US$28.6 million and the incremental compensation cost resulting from the modification of US$11.2 million.

The incremental compensation cost of US$0.2 million for vested options was recognized immediately at the Second Modification Date, while the compensation cost of US$39.6 million for unvested options is being amortized on an accelerated basis over the remaining vesting term of the original award.

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

	For the year ended December 31,
	2013	2014	2015
Expected volatility	49.86%	50.39~54.38%	51.96%~56.23%
Risk-free interest rate	2.60%	0.65~1.64%	1.06%~1.64%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%	0.00~5.00%	0.00%
Suboptimal early exercise factor	2.2	2.2~2.8	2.8

Fair value of our ordinary shares

While we were then a private company with no quoted market prices for our ordinary shares, we had to make estimates of the fair value of our ordinary shares at each date of the grant of share options to our senior management. After our initial public offering, fair value of our ordinary shares was determined based on our publicly traded ADS. The fair value of our ordinary shares as of April 8, 2011, June 8, 2012, October 22, 2013, June 19, 2014, and June 29, 2015 was US$0.67, US$0.46, US$0.99, US$3.30 and US$2.55 per share, respectively. Given the absence of an active market for our ordinary shares prior to our initial public offering, we engaged a third party appraisal firm to assist in performing contemporaneous valuations of our ordinary shares. The appraisal was performed using the retrospective method to determine the fair value of our ordinary shares as of each valuation date. Such appraisal provided us with guidelines in determining the fair value of the ordinary shares, but the determination was made by our management. The fair value of our ordinary shares was developed through the application of the income valuation technique known as the discounted cash flow method, or the DCF method. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, our operating history and prospects as of the valuation date, the liquidity of our shares such as the anticipated timing of a sale of our company or an initial public offering, which is based on the plans made by our board and management. In addition to our estimated cash flows, which were based on our business prospects and financial forecasts as of different valuation dates, the following major assumptions were used in calculating the fair value of our ordinary shares:

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

Business combinations and noncontrolling interests

We account for our business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

For our majority-owned VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to our Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in our consolidated balance sheets.

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

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income Data:
Net Revenues	259,534	579,717	99,552	15,368
Operating expenses:
Cost of services	(27,818)	(53,909)	(24,355)	(3,760)
Sales and marketing	(84,596)	(173,883)	(87,022)	(13,434)
General and administrative	(73,190)	(156,309)	(232,244)	(35,852)
Service development expenses	(28,686)	(59,398)	(63,296)	(9,771)
Write-off of deferred offering expenses	—	(3,241)	—	—
Total operating expenses	(214,290)	(446,740)	(406,917)	(62,817)
Other operating income	14,560	17,414	6,910	1,067
Government grant	2,792	3,643	2,022	312
Other operating expenses	(2,678)	(4,527)	(2,975)	(459)
Operating profit (loss)	59,918	149,507	(301,408)	(46,529)
Interest income	2,058	17,009	20,589	3,178
Interest expense	(5,407)	(356)	(2,138)	(330)
Loss from equity method investments	—	—	(407)	(63)
Changes in fair value of derivative component of the convertible note	(26,809)	—	—	—
Changes in fair value of the structured deposit	—	(1,124)	1,124	174
Income (loss) before income tax	29,760	165,036	(282,240)	(43,570)
Income tax benefit (expenses)	76,294	(7,987)	(41,969)	(6,479)
Net income (loss)	106,054	157,049	(324,209)	(50,049)
Less: Net loss attributable to the noncontrolling interests	—	—	(312)	(48)
Net income (loss) attributable to 500.com Limited	106,054	157,049	(323,897)	(50,001)
Other Comprehensive (loss) income
Foreign currency translation (loss) gain	(5,469)	12,145	66,851	10,320
Other Comprehensive income (loss), net of tax	(5,469)	12,145	66,851	10,320
Comprehensive Income (loss)	100,558	169,194	(257,358)	(39,729)
Less: Comprehensive loss attributable to noncontrolling interests	—	—	(312)	(48)
Comprehensive Income (loss) attributable to 500.com Limited	100,558	169,194	(257,046)	(39,681)

Earnings (losses) per share for Class A and Class B ordinary shares outstanding:
Basic	0.45	0.46	(0.84)	(0.13)
Diluted	0.41	0.44	(0.84)	(0.13)
Earnings (losses) per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)
Basic	4.45	4.62	(8.40)	(1.30)
Diluted	4.08	4.39	(8.40)	(1.30)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	238,342,685	339,782,819	385,590,213	385,590,213
Diluted	259,729,367	357,848,704	385,590,213	385,590,213

Non-GAAP financial data(1)
Net income (loss) attributable to 500.com Limited	106,054	157,049	(323,897)	(50,001)
Adjustment for share-based compensation expenses	7,561	89,922	158,628	24,488
Adjustment for deferred tax expenses relating to outside basis differences	(88,796)	—	—	—
Adjustment for deferred tax expenses relating to valuation allowance	—	—	40,105	6,191
Adjustment for changes in fair value of the derivative component of the convertible note	26,809	—	—	—
Adjustment for interest expense relating to the convertible note	3,933	—	—	—
Adjusted net income (loss) attributable to 500.com Limited (non-GAAP)	55,561	246,971	(125,164)	(19,322)

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation expenses, deferred tax benefit relating to outside basis differences, deferred tax expenses relating to valuation allowance, and costs incurred on convertible note. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2015 compared with the year ended December 31, 2014

Net revenue

Our net revenues decreased by 82.8% from RMB579.7 million in the year ended December 31, 2014 to RMB99.6 million (US$15.4 million) in the year ended December 31, 2015, primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015.

Operating expenses

Our operating expenses decreased by 8.9% from RMB446.7 million in the year ended December 31, 2014 to RMB406.9 million (US$62.8 million) in the year ended December 31, 2015. Our operating expenses consisted of the following:

Cost of Services.    Our cost of services decreased by 54.7% from RMB53.9 million in the year ended December 31, 2014 to RMB24.4 million (US$3.8 million) in the year ended December 31, 2015. The decrease was primarily due to a 73.0% decrease in account handling expenses from RMB24.9 million in the year ended December 31, 2014 to RMB6.7 million (US$1.0 million) in the year ended December 31, 2015, primarily attributable to the voluntary temporary suspension of our online sports lottery sales services since April 2015.

Sales and marketing expenses.    Sales and marketing expenses decreased by 50.0% from RMB173.9 million in the year ended December 31, 2014 to RMB87.0 million (US$13.4 million) in the year ended December 31, 2015. The decrease mainly comprised of:

•	a 86.5% decrease in commissions to third-party Internet companies from RMB56.8 million in the year ended December 31, 2014 to RMB7.7 million (US$1.2 million) in the year ended December 31, 2015, which was primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015;

•	a 64.9% decrease in promotion from RMB52.1 million in the year ended December 31, 2014 to RMB18.3 million (US$2.8 million) in the year ended December 31, 2015, which was primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015; and

•	a 7.7% decrease in salary and benefits from RMB16.7 million in the year ended December 31, 2014 to RMB15.4 million (US$2.4 million) in the year ended December 31, 2015, which was primarily due to a decline in bonus paid to employees.

General and administrative expenses.    General and administrative expenses increased by 48.6% from RMB156.3 million in the year ended December 31, 2014 to RMB232.2 million (US$35.8 million) in the year ended December 31, 2015. The increase was primarily due to:

•	a 68.2% increase in share-based compensation expenses associated with the share options granted to our employees of general and administrative departments from RMB70.8 million in the year ended December 31, 2014 to RMB119.0 million (US$18.4 million) in the year ended December 31, 2015;

•	a bad debt provision of RMB19.9 million (US$3.1 million) in the year ended December 31, 2015. We made a bad debt provision of RMB30.3 million during the first quarter of 2015, after assessing the collectability of the account receivables. we subsequently collected account receivables of RMB1.8 million, RMB1.1 million, RMB4.1 million, and RMB3.5 million in the second, third and fourth quarters of 2015, and the first quarter of 2016, respectively, from three provincial sports lottery administration centers. As a result, we wrote back a bad debt provision in the aggregate amount of RMB10.5 million accordingly; and

•	an impairment loss on equity investment of RMB5.0 million (US$0.8 million) in the year ended December 31, 2015.

Service development expenses.    Service development expenses increased by 6.6% from RMB59.4 million in the year ended December 31, 2014 to RMB63.3 million (US$9.8 million) in the year ended December 31, 2015. The increase was primarily due to an increase in share-based compensation expenses associated with the share options granted to our service development employees from RMB11.1 million in the year ended December 31, 2014 to RMB22.8 million (US$3.5 million) in the year ended December 31, 2015; which was offset by a decline in in consulting expenses from RMB8.8 million in the year ended December 31, 2014 to RMB3.6 million (US$0.6 million) in the year ended December 31, 2015, and a decline in bonus paid to employees from RMB34.1 million in the year ended December 31, 2014 to RMB31.3 million (US$4.8 million) in the year ended December 31, 2015.

Other operating income

Other operating income decreased from RMB17.4 million in the year ended December 31, 2014 to RMB6.9 million (US$1.1 million) in the year ended December 31, 2015. The decrease was primarily due to:

•	a 83.3% decrease in residual prize amounts to which we were entitled from pool purchase prizes from RMB11.5 million in the year ended December 31, 2014 to RMB1.9 million (US$0.3 million) in the year ended December 31, 2015 primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015;

•	a 89.1% decrease in technical service fee from RMB3.0 million in the year ended December 31, 2014 to RMB0.3 million (US$0.1 million) in the year ended December 31, 2015; and.

•	a 163.3% increase in exchange gain from RMB1.6 million in the year ended December 31, 2014 to RMB4.2 million (US$0.6 million) in the year ended December 31, 2015.

Operating profit (loss)

As a result of the voluntary temporary suspension of our online sports lottery sales services since April 2015, we recorded operating loss of RMB301.4 million (US$46.5 million) in the year ended December 31, 2015, compared with operating profit of RMB149.5 million in the year ended December 31, 2014.

Income (loss) before income tax

Loss before income tax was RMB282.2 million (US$43.6 million) in the year ended December 31, 2015, compared with income before income tax of RMB165.0 million in the year ended December 31, 2014.

Income tax expense

We recorded income tax expense of RMB42.0 million (US$6.5 million) in the year ended December 31, 2015, as compared to income tax expense of RMB8.0 million in the year ended December 31, 2014. We reassessed the recoverability of the deferred tax assets arose from accrued payroll and welfare payable, excessive advertising expenses, government grant, change in fair value of the derivative component of a short-term investment, and losses carryforward of the consolidated affiliated entities, based on the earnings forecast in the next 3 years, and we concluded that we could not generate adequate profit to fully utilize the deferred tax assets we recorded, thus, we recognized a valuation allowance of RMB40.1 million ((US$6.2 million) in 2015.

Net income (loss)

As a result of the forgoing factors, we recorded net loss of RMB324.2 million (US$50.0 million) in the year ended December 31, 2015, as compared to net income of RMB157.0 million in the year ended December 31, 2014.

Net income (loss) attributable to 500.com Limited

We recorded net loss attributable to 500.com Limited of RMB323.9 million (US$50.0 million) in the year ended December 31, 2015, as compared to net income attributable to 500.com Limited of RMB157.0 million in the year ended December 31, 2014. We also recorded non-GAAP net loss attributable to 500.com Limited of RMB125.1 million (US$19.3 million) in the year ended December 31, 2015, as compared to non-GAAP net income attributable to 500.com Limited of RMB247.0 million in the year ended December 31, 2014.

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

Prior to our initial public offering in November 2013, our principal sources of liquidity had been cash generated from our operating activities and proceeds from our issuances of preferred shares and ordinary shares. As of December 31, 2015, we had RMB400.7 million (US$61.9 million) in cash and cash equivalents.

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly owned subsidiary and our consolidated affiliated entities in China. Our PRC subsidiaries’ ability to make dividends or other cash payments to us are subject to various restrictions under PRC laws and regulations. See “Item 3D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Item 3D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” Although we consolidate the results of our PRC consolidated affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive service fees from them in exchange for certain technology consulting and other services provided by us and the use of certain intellectual properties owned by us. In October 2013, we issued a convertible note in the aggregate principal amount of US$20 million to Sequoia, which was automatically converted into our Class B ordinary shares upon completion of our initial public offering.

We believe that our current cash and the net proceeds we received from our initial public offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months, after taking into consideration that we have temporarily suspended all of our online lottery sales since April 4, 2015 and are currently not generating any revenue from sports lottery sales. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	29,170	250,553	42,375	6,542
Net cash generated from (used in) investing activities	51,965	(395,744)	(922,063)	(142,343)
Net cash generated from (used in) financing activities	436,440	84,922	748,461	115,543
Effect of exchange rate changes on cash and cash equivalents	(4,812)	1,507	46,328	7,152
Cash and cash equivalents at the beginning of the period	31,555	544,318	485,556	74,957

Cash and cash equivalents at the end of the period	544,318	485,556	400,657	61,851

Net cash generated from operating activities

Net cash generated from operating activities in the year ended December 31, 2015 was RMB42.4 million (US$6.5 million), which was primarily attributable to (i) net loss of RMB324.2 million (US$50.0 million) adjusted by subtracting RMB158.6 million (US$24.5 million) of share-based compensation; (ii) deferred tax expense of RMB40.1 million (US$6.2 million); (iii) bad debt provision of RMB19.9 million (US$3.1 million); (iv) depreciation of property and equipment of RMB10.2 million (US$1.6 million); (v) impairment loss on equity investment of RMB5.0 million (US$0.8 million); (vi) a decrease of RMB137.7 million (US$21.3 million) in prepayments and other current assets; (vii) a decrease of RMB51.1 million (US$7.9 million) in accounts receivable; and (viii) a decrease of RMB8.9 million (US$1.4 million) in deposits. Net cash generated from operating activities in the year ended December 31, 2015 was partially offset by (i) a decrease of RMB43.1 million (US$6.7 million) in accrued expenses and other current liabilities; (ii) a decrease of RMB15.9 million (US$2.5 million) in accrued payroll and welfare payable; and (iii) a decrease of RMB9.2 million (US$1.4 million) in income tax payable.

Net cash generated from operating activities in the year ended December 31, 2014 was RMB250.6 million (US$40.4 million), which was primarily attributable to (i) net income of RMB157.0 million (US$25.3 million) adjusted by subtracting RMB89.9 million (US$14.5 million) of share-based compensation;(ii) an RMB37.8 million (US$6.1 million) increase in accrued expenses and other current liabilities as compared to the year ended December 31, 2013; (iii) an RMB17.6 million (US$2.8 million) increase in accrued payroll and welfare payable; and (iv) an RMB13.9 million (US$2.2 million) increase in long-term payables as compared to the year ended December 31, 2013. Net cash generated from operating activities in the year ended December 31, 2014 was partially offset by (i) an RMB11.9 million (US$1.9 million) increase in accounts receivable due to the increase in service fee in the fourth quarter of 2014 as compared to the fourth quarter of 2013; (ii) an RMB42.5 million (US$6.9 million) increase in prepayments and other current assets as compared to December 31, 2013; and (iii) deferred tax expense of RMB23.9 million (US$3.9 million).

Net cash generated from operating activities in the year ended December 31, 2013 was RMB29.2 million (US$4.8 million), which was primarily attributable to (i) net income of RMB106.1 million (US$17.5 million) adjusted by subtracting RMB97.1 million (US$16.0 million) deferred tax benefit; (ii) an RMB22.9 million (US$3.8 million) increase in accrued expenses and other current liabilities as compared to the year ended December 31, 2012; and (iii) an RMB 26.8 million (US$4.4 million) of changes in fair value of the derivative component of the convertible note due to the automatic conversion upon our initial public offering of convertible note at a conversion price equal to 80% of the public offering price of our ADSs. Net cash generated from operating activities in the year ended December 31, 2013 was partially offset by (i) an RMB39.6 million (US$6.5 million) increase in accounts receivable due to the increase in service fee in the fourth quarter of 2013 as compared to the fourth quarter of 2012; and (ii) an RMB25.6 million (US$4.2 million) increase in prepayments and other current assets as compared to December 31, 2012.

Net cash generated from (used in) investing activities

Net cash used in investing activities in the year ended December 31, 2015 was RMB922.1 million (US$142.3 million), which was primarily attributable to (i) an increase in time deposits of RMB2,077.9 million (US$320.8 million); (ii) cash paid for business combination (net of cash) of RMB93.2 million (US$14.4 million); (iii) cash paid for acquisition of other assets of RMB58.5 million (US$9.0 million); (iv) cash paid for short-term investments of RMB44.4 million (US$6.9 million); (v) cash paid for acquisition of property and equipment of RMB10.2 million (US$1.6 million) in connection with the purchase of information-related equipment; which was partially offset by (i) cash received from the maturity of time deposits of RMB1,290.7 million (US$199.2 million); and (ii) cash received from the maturity of short-term investments of RMB70.2 million (US$10.8 million).

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

Net cash generated from financing activities

Net cash generated from financing activities in the year ended December 31, 2015 was RMB748.5 million (US$115.5 million) which was primarily attributable to (i) proceeds from the private placement of RMB739.1 million (US$114.1 million); (ii) proceeds from the exercise of share options of RMB18.1 million (US$2.8 million); partially offset by payment for repurchase of shares of RMB8.8 million (US$1.4 million).

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

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of RMB9.5 million, RMB17.2 million and RMB11.1 million (US$1.7 million) in the years ended December 31, 2013, 2014 and 2015, respectively. In addition, our capital expenditures in 2013, 2014 and 2015 primarily consisted of purchases of additional information technology-related equipment. We expect that our capital expenditures will increase in the future as we make technological improvements to our transaction and service platform.

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15 “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.

In March 2015, the FASB issued ASU No. 2015-03, “Interest — Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). The guidance is to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability and will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02 (“ASU 2015-02”), “Consolidation (Topic 810): Amendments to the Consolidation Analysis”. ASU 2015-02 specifies the accounting for consolidation of certain legal entities. ASU 2015-02 modifies criteria for evaluating fees paid to a decision maker, and specifies that some fees paid to a decision maker are excluded from the evaluation of the economics criterion for determining the primary beneficiary if the fees are both customary and commensurate with the level of effort required for the services provided. The amendments in this update are effective for fiscal years beginning after December 15, 2015, and interim periods therein and may apply this update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year adoption. Early adoption is permitted. We did not early adopt ASU 2015-02 in the current year.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are currently evaluating the method of adoption to be utilized and it cannot currently estimate the financial statement impact of adoption.

In September 2015, the FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We did not early adopted ASU 2015-17 in the current year as we have provided full valuation allowance to the deferred tax assets, and there is no current deferred tax liability recognized during the year.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), “Leases”. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016 with early adoption permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. It also will allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The guidance is effective for us on January 1, 2017. Early application is permitted in any annual or interim period for which financial statements haven’t been issued or made available for issuance, but all of the guidance must be adopted in the same period. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights and our brands. “500wan,” “500.com” and “youqiu" are trademarks registered in the PRC, USA, Hong Kong and Macau, respectively, which are owned by E-Sun Network. We have registered 43 trademarks relating to “500wan”, 43 trademarks relating to “500.com” and 4 trademarks relating to “youqiu” with the Trademark Office of the State Administration for Industry and Commerce of the PRC, registered 5 trademarks relating to “500.com” with United States Patent and Trademark Office, 5 trademarks relating to “500.com” with Hong Kong Trade Marks Registry Intellectual Property Department, and 5 trademarks relating to “500wan” and 5 trademarks relating to “500.com” with Macau Economic Services. We have also registered domain names including “500wan.com,” “500wan.com.cn,” “500wan.cn,” “500wan.net.cn,” and “500.com.” We own 60 software copyright registrations in PRC through Guangtiandi Technology, Youlanguang Technology, E-Sun Sky Computer and E-Sun Sky Network as of the date of this annual report mostly for our client software.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

	As of December 31, 2015
	(RMB)	(US$)
	(in thousands)
2016	5,396	833
2017	3,931	607
2018	3,865	597
2019	1,664	258
2020 and thereafter	—	—

Total	14,856	2,294

As of December 31, 2015, we did not have any long-term debt obligations or purchase obligations.

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Man San Law	46	Chairman
Qian Sun	41	Director
Weiguo Zhao	49	Director
Honghui Deng	45	Independent Director
Yu Wei	45	Independent Director
Angel Yan Ki Wong	45	Independent Director
Zhengming Pan	37	Director and Chief Executive Officer
Min Yu	33	Chief Financial Officer
Lei Zheng	35	Chief Operating Officer
Zhaofu Tian	40	Chief Technology Officer

Mr. Man San Law is our founder, and chairman of our board of directors. Mr. Law founded E-Sun Network Co., Ltd. in 1999 and has been a pioneer in the online lottery service industry having focused on this field since 2001. Mr. Law oversees the strategic direction of our company and has transformed our company from a small start-up to an established and leading online lottery service provider in China. From 1990 to 1999, Mr. Law served in various positions at Shenzhen Yangguang Co., Ltd. Mr. Law received a bachelor’s degree from Wuhan University in 1990, and an Executive Master of Business Administration degree from Cheung Kong Graduate School of Business in 2009.

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

Mr. Weiguo Zhao has served as our director from June 26, 2015. Mr. Zhao is the chairman of Tsinghua Unigroup and has served various management roles in Tsinghua Unigroup, including CEO since 2009. Mr. Zhao also serves as a senior vice president of Tsinghua Holdings Ltd. and the chairman and CEO of Beijing Unis Communications Technology Group Ltd. Mr. Zhao has served as the chairman of Beijing Jian Kun Investment Corporation Ltd. since 2003. Mr. Zhao also serves as a director of TCL Corporation and Tongfang Co., Ltd. from 2015. Mr. Zhao holds a Master of Science degree in electronics engineering from Tsinghua University.

Mr. Honghui Deng has served as our independent director since May 2011. Mr. Deng is also an independent director at Pacific Special Acquisition Corp., a company listed on NASDAQ. Mr. Deng has served as a fellow at the Innovation Creativity Capital Institute (IC2) of the University of Texas at Austin since 2010. He has taught as an EMBA/MBA professor at Peking University Guanghua School of Management since 2005. He has also taught as an assistant professor and associate professor at the School of Business of University of Nevada, Las Vegas since 2003. Mr. Deng was the founder and served as the chief executive officer of HHD Consulting Service LLC from 2003 to 2008. Mr. Deng has extensive consulting experiences for business firms on long-term strategy, finance and management. Mr. Deng received a bachelor’s degree in electronic engineering and business administration from the School of Electronic Engineering of Chongqing University in 1990 and 1994, and a Ph.D. degree in business administration from University of Texas at Austin in 2003.

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

Ms. Angel Yan Ki Wong has served as our independent director from Nov 22, 2015. Ms. Wong has been the President and Executive Director of Advanced Capital Limited since January 2008, a financial and management consulting group providing advice and services to companies seeking IPOs and merger and acquisitions. Prior to that, Ms. Wong was the Vice President and Executive Director at Benefit Capital Limited, and was also previously the Chief Financial Officer of Shengda Holdings. Ms. Wong is currently a Non-Executive Independent Director at China Public Procurement Limited (HK: 1094), and was previously a Non-Executive Independent Director at China Shengda Packaging Group, (NASDAQ: CPGI) and also a Non-Executive Independent Director at Hengxing Gold Holding Company Limited (HK: 2303). Ms. Wong was a founding member of the Hong Kong Independent Non-Executive Director Association, and received her Bachelor of Art in Economics from Xiamen University.

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

Mr. Lei Zheng has served as our chief operating officer since 2009. Mr. Zheng has 10 years of experience in the information technology industry. From 2007 to 2009, Mr. Zheng worked at Shenzhen Youshou Digital Co., Ltd. From2004 to 2007, Mr. Zheng worked at Tencent Inc. From 2001 to 2004, Mr. Zheng worked at Huawei Technologies Co., Ltd. Mr. Zheng received a bachelor’s degree from Wuhan University in 2001.

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

Compensation of Directors and Executive Officers

In 2015, the aggregate cash compensation to all of our directors and our executive officers was RMB5.5million (US$0.8 million). For share-based compensation, see “Item 6B. Compensation—Share Incentive Plans.” We do not have any amount accrued in 2015 for pension, retirement or other similar benefits to our directors and our executive officers.

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

The following table summarizes the share options granted to our employees under the 2011 share incentive plan that were outstanding as of the date of this annual report:

Name	Number of Ordinary Shares Underlying Options		Exercise Price(1) (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Man San Law	660,000		0.2	April 08, 2012	April 08, 2011	April 08, 2021
	1,400,000		0.4	October 22, 2014	October 22, 2013	October 22, 2023
	2,980,000		1	June 19, 2015	June 19, 2014	June 19, 2019
	100,000		1.851	November 21, 2016	January 06, 2016	November 22, 2018
Qi Li	133,340		1	November 22, 2014	June 19, 2014	November 22, 2017
Zhengming Pan	2,483,330		1	June 19, 2015	June 19, 2014	June 19, 2019
	100,000		1.851	November 21, 2016	January 06, 2016	November 22, 2018
Lei Zheng		*	0.2	April 08, 2012	April 08, 2011	April 08, 2021
			1	June 19, 2015	June 19, 2014	June 19, 2019
Zhaofu Tian		*	0.4	October 22, 2014	October 22, 2013	October 22, 2023
			1	June 19, 2015	June 19, 2014	June 19, 2019
Min Yu		*	1	June 19, 2015	June 19, 2014	June 19, 2019
Weiguo Zhao		*	2.545	June 29, 2015	June 29, 2015	June 29, 2020
Honghui Deng		*	1	November 22, 2014	June 19, 2014	November 22, 2017
			1.851	November 21, 2016	January 06, 2016	November 22, 2018
Yu Wei		*	1	November 22, 2014	June 19, 2014	November 22, 2017
			1.851	November 21, 2016	January 06, 2016	November 22, 2018
Qian Sun		*	1	November 22, 2014	June 19, 2014	November 22, 2017
			1.851	November 21, 2016	January 06, 2016	November 22, 2018
Angel Yan Ki Wong		*	1.851	November 21, 2016	January 06, 2016	November 22, 2018
Directors and officers as a group	2,090,000		0.2
	1,480,000		0.4
	12,276,690		1
	200,000		2.545
	600,000		1.851
Other Individuals as a group	1,369,600		0.2
	329,390		0.4
	19,731,910		1
	2,500,000		2
	15,900,000		1.743

*	Options to purchase less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.

(1)	The exercise price of the options granted on April 8, 2011 was set by our board of directors at US$0.40 per share on the date of grant, and was adjusted to US$0.20 per share by our board of directors on June 8, 2012 as it believed the voluntary suspension would materially and adversely affect our revenues for 2012 and the fair value of our ordinary shares. The exercise price of options granted on June 19, 2014 was set by our board of directors at US$3.23 per share, which was equivalent to the market price of our publicly traded shares on the previous day, and was adjusted to US$1.00 per share by our board of directors on March 19, 2015 as it believed the suspension by provincial sport lottery administration centers to accept online lottery purchase orders would materially and adversely affect our revenues for 2015 and the fair value of our ordinary shares. All the other terms of the options remain unchanged.

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

Committees of the Board of Directors

Board of Directors

We currently have seven directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee, a compensation committee, a nominating and corporate governance committee and a strategy committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Angel Yan Ki Wong, Honghui Deng and Yu Wei. Angel Yan Ki Wong is the chairman of our audit committee. Angel Yan Ki Wong satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All three committee members satisfy the requirements for an “independent director” within the meaning of NYSE rules and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Man San Law, Weiguo Zhao, and Honghui Deng. Man San Law is the chairman of our compensation committee. Honghui Deng satisfies the requirements for an “independent director” within the meaning of NYSE rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Man San Law, Qian Sun and Zhengming Pan. Man San Law is the chairman of our nominating and corporate governance committee. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and executive officers and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Strategy Committee

Our strategic planning committee consists of Yu Wei, Zhengming Pan and Weiguo Zhao. Our strategic planning committee assists the board of directors in designing the strategic plan of our business. Our strategic planning committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

We have 7 directors, 3 of whom are independent directors, on our board of directors. Any director on our board may be appointed or removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors, provided that any candidate for the vacancy or addition must be nominated by our nominating and corporate governance committee. Each of our directors holds office until he or she is removed by an ordinary resolution of shareholders or by a resolution of the board.

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

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 361, 372 and 337 employees as of December 31, 2013, 2014 and 2015, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2015.

Function	Number of employees
Management and Administration	7
Sales, Marketing and Website Operation	58
Service and User Support	43
Technology and Product Development	170
Administrative Support	59

Total	337

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 339,390,262 Class A ordinary shares and 74,400,299 Class B ordinary shares.

	Shares Beneficially Owned			Percentage of Votes Held
	Number		Percent	Percent
Directors and Executive Officers:
Man San Law(1)	57,823,854		13.86%	43.41%
Qi Li(2)	20,706,208		5.00%	1.91%
Zhengming Pan(3)	3,393,330		0.82%	0.31%
Lei Zheng		*	*	*
Zhaofu Tian		*	*	*
Min Yu		*	*	*
Weiguo Zhao		*	*	*
Honghui Deng		*	*	*
Yu Wei		*	*	*
Qian Sun		*	*	*
Angel Yan Ki Wong		*	*	*

Principal Shareholders:
Delite Limited(4)	29,008,836		7.01%	24.28%
Brothers Union International Limited(5)	20,572,868		4.97%	1.90%
Smart Mega Holdings Limited(6)	25,265,018		6.11%	18.95%
Sequoia Capital 2010 CGF Holdco, Ltd.(7)	35,042,735		8.47%	3.23%
Tsinghua Unigroup International Co., Ltd.(8)	67,571,750		16.33%	6.24%

The business address of our directors and executive officers is 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, 518057, People’s Republic of China.
*	Less than 1% of our outstanding ordinary shares.
(1)	represents (i) 26,000,006 Class B ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands, which shares are held in irrevocable discretionary family trusts established by Mr. Law, (ii) 3,550,000 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this annual report granted to Mr. Law under our 2011 Share Incentive Plan, (iii) 20,000,008 Class B ordinary shares owned by Smart Mega Holdings Limited, a BVI company with the address of P.O. Box 957, Offshore, which shares are held in irrevocable discretionary family trusts established by Ms. Ping Yuan, wife of Mr. Law. Mr. Law, by virtue of the relationship described above, may be deemed to beneficially own such 20,000,008 Class B ordinary shares, (iv) 300,883 ADSs which represents 3,008,830 Class A ordinary shares owned by Delite Limited, and (v) 526,501 ADSs which represents 5,265,010 Class A ordinary shares owned by Smart Mega Holdings Limited.
(2)	represents (i) 8 Class B ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by Mr. Li, (ii) 133,340 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this annual report granted to Mr. Li under our 2014 Share Incentive Plan, and (iii) 2,057,286 ADSs which represents 20,572,860 Class A ordinary shares owned by Brothers Union International Limited.

(3)	represents (i) 240,000 ADSs which represents 2,400,000 Class A ordinary shares owned by Ace Chance Global Limited, a BVI company wholly and beneficially owned by Mr. Pan, with the address of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Pan, by virtue of his sole ownership of Ace Chance Global Limited, may be deemed to beneficially own such 2,400,000 Class B ordinary shares, and (ii) 993,330 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this annual report granted to Mr. Law under our 2011 Share Incentive Plan and 2014 Share Incentive Plan.
(4)	represents (i) 26,000,006 Class B ordinary shares, and (ii) 300,883 ADSs which represents 3,008,830 Class A ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Delite Limited is wholly owned by Jackpot International Ltd, a Cayman Islands company which is wholly owned by The Jackpot Trust, a revocable discretionary trust established by Mr. Law with Mr. Law as settlor and Mr. Law and his family members as beneficiaries, which include Ms. Ping Yuan, wife of Mr. Law, Ms. Yuhan Law, daughter of Mr. Law, Mr. Lin Law, father of Mr. Law, and Ms. Ruihua Hu, mother of Mr. Law. The 29,008,836 Class B ordinary shares are held by Credit Suisse Trust Limited as trustee of The Jackpot Trust.
(5)	represents (i) 8 Class B ordinary shares, and (ii) 2,057,286 ADSs which represents 20,572,860 Class A ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by our director, Qi Li. The address of Brothers Union International Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	represents (1) 20,000,008 Class B ordinary shares and (ii) 526,501 ADSs which represents 5,265,010 Class A ordinary shares owned by Smart Mega Holdings Limited, a BVI company with the address of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Smart Mega Holdings Limited is wholly owned by Vibrant Jade Ltd., a Cayman Islands company which is wholly owned by The Vibrant Jade Trust, a revocable discretionary trust established by Ms. Ping Yuan, wife of Mr. Law, with Ms. Yuan as settlor and Mr. Law and Ms. Yuhan Law, daughter of Ms. Ping Yuan, as beneficiaries. The 25,265,018 Class B ordinary shares are held by Credit Suisse Trust Limited as trustee of The Vibrant Jade Trust.
(7)	represents (i) 5 Class B ordinary shares, and (ii) 3,504,273 Restricted ADSs which represents 35,042,730 Class A ordinary shares, owned by Sequoia Capital 2010 CGF Holdco, Ltd.. Sequoia Capital 2010 CGF Holdco, Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd., Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(8)	represents (i) 63,500,500 Class A ordinary shares, and (ii) 407,125 Restricted ADSs which represents 4,071,250 Class A ordinary shares, owned by Tsinghua Unigroup International Co., Ltd. The address of Tsinghua Unigroup International Co., Ltd. is Floor 6, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing, China.

As of the date of this annual report, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

Please refer to “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Share Incentive Plans” for information regarding options, restricted shares and other share-based awards granted to our employees, directors and consultants.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6E. Share Ownership.”

B.	Related Party Transactions

Non-Interest Bearing Borrowings from Related Parties

Historically, we extended loans to certain directors and entities controlled by certain directors, executive officers and a principal shareholder of our company. As of December 31, 2013, 2014 and 2015, the total outstanding balance due from these related parties was nil, nil and nil, respectively.

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

We received a due on demand, interest free and uncollateralized loan from Delite Limited with the largest aggregate balance of RMB8.4 million (US$1.4 million) as of September 30, 2013. Such loan was repaid in full as of November 22, 2013.

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

Legal and Administrative Proceedings

On February 27, 2015, a purported stockholder class action lawsuit consisting of purchasers of our ADSs during the period between November 22, 2013 and February 25, 2015, captioned Fragala v. 500.com Limited, et al., Case No. 15-CV-1463-MMM (E), was filed in the U.S. District Court for the Central District of California, or the Court, against us, certain of our executive officers, and the underwriters for our initial public offering, or collectively, the Defendants. The complaint alleges that the prospectus, registration statements, and other filings with the U.S. Securities and Exchange Commission from October 22, 2013 to February 23, 2015 contained materially false and misleading information in violation of the federal securities laws and seeks unspecified compensatory damages and other relief. On April 20, 2015, the Court ordered that (i) Defendants need not respond to the complaint until after a lead plaintiff and lead plaintiff’s counsel is approved, and lead plaintiff files an amended complaint; (ii) within seven days of the Court’s appointment of lead plaintiff and lead counsel, counsel for Defendants and counsel for lead plaintiff shall meet and confer regarding scheduling; and (iii) within five days of the meet and confer, the parties shall submit a stipulation for the Court’s approval with the parties’ proposed schedule for the filing of an amended complaint as well as the timing on the filing of a motion to dismiss or other response to the amended complaint, and scheduling for same. On July 7, 2015, the Court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel to represent the purported class in the litigation. On September 15, 2015, lead plaintiff filed an amended complaint on behalf of a purported class consisting of purchasers of our ADSs during the period between November 22, 2013 and March 2, 2015. The amended complaint alleges that the our prospectus, registration statement, and other filings with the U.S. Securities and Exchange Commission from October 22, 2013 to March 2, 2015 contained materially false and misleading information in violation of the federal securities laws and seeks unspecified compensatory damages and other relief. On November 16, 2015, the Defendants moved to dismiss the amended complaint. On January 11, 2016, due to the judge originally assigned to the case leaving the bench, the Court denied the pending motions to dismiss without prejudice to 114efilling. On January 22, 2016, lead plaintiff and the underwriter defendants stipulated to the dismissal of the underwriter defendants with prejudice. On January 26, 2016, the remaining Defendants re-filed their motion to dismiss the amended complaint. On February 25, 2016, the Court issued a scheduling order setting forth case management dates, including: (i) August 1, 2016 as the last date to conduct the Court ordered settlement conference; (ii) October 31, 2016 as the discovery cut-off date; (iii) November 7, 2016 as the last day for hearing motions; (iv) December 9, 2016 as the pre-trial conference date; and (v) December 20, 2016 as the beginning of trial. On March 15, 2016, the Court denied Defendants’ motion to dismiss, stating that the issues raised in the motion are more appropriately resolved on a motion for summary judgment. In April 2016, the parties began discovery. We believe that the class action lawsuit is without merit and intend to defend the lawsuit vigorously, however, there can be no assurance regarding the ultimate outcome of this lawsuit.

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

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the New York Stock Exchange since November 22, 2013 under the symbol “WBAI”. The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 27, 2016 was US$18.69 per ADS.

	Market Price Per ADS (US$)
	High	Low
Most Recent Full Financial Years
January 1, 2013 through December 31, 2013	39.42	18.14
January 1, 2013 through December 31, 2014	54.00	16.59
January 1, 2013 through December 31, 2015	30.67	7.31

Most Recent Fiscal Quarters
October 1, 2013 through December 31, 2013	39.42	18.14
January 1, 2014 through March 31, 2014	54.00	31.56
April 1, 2014 through June 30, 2014	41.09	28.02
July 1, 2014 through September 30, 2014	42.28	29.57
October 1, 2014 through December 31, 2014	34.60	16.59
January 1, 2015 through March 31, 2015	20.29	7.31
April 1, 2014 through June 30, 2015	30.67	10.32
July 1, 2014 through September 30, 2015	26.82	10.88
October 1, 2014 through December 31, 2015	22.37	15.73

Most Recent Six Months
November 2015	21.18	17.84
December 2015	20.98	18.01
January 2016	19.58	16.81
February 2016	18.82	15.22
March 2016	18.89	14.06
April 2016(through April 27, 2016)	19.18	15.81

As of the date of this annual report, a total of 33,939,026 ADSs representing 339,390,262 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for 2015, although there can be no assurances in this regard. Due to the temporary suspension of our online lottery sales and given uncertainty as to the nature of the gain in the underlying assets of Sumpay.cn as determined for U.S. federal income tax purposes at the time we sell our stake in Sumpay.cn, it is unclear whether we will become a PFIC for 2016. Additionally, it is possible that we may be a PFIC in the future.

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

Not Applicable.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2013, 2.0% in 2014, and 1.4% in 2015. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

As of December 31, 2015, approximately RMB28.4 million (US$4.4 million) of the net proceeds from our public offerings has been used for capital expenditures. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliances with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

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

Based upon the evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the report that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15© of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sumpay.cn, which is consolidated in our 2015 consolidated financial statements included in this annual report, and constituted RMB160.4 million (US$24.8 million) and RMB94.2 million (US$14.5 million) of our total and net assets, respectively, as of December 31,2015 and RMB707.6 thousand (US$109.2 thousand) and RMB524.7 thousand (US$81.0 thousand) of our revenues and net loss, respectively, for the year ended December 31,2015.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Angel Yan Ki Wong, the chairman of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief strategy officer, financial controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP (“Ernst & Young”), our independent registered public accounting firm.

	For the Year Ended December31,
	2014	2015
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	4,080	3,180	490.9
Audit related fees(2)	2,600	1,800	277.9
All other services(3)	30	900	138.9

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young for the audits of our annual consolidated financial statements. In 2015, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Audit-related fees include the aggregate fee billed in each of the fiscal year for interim review, agreed-upon procedures performed in relation to interim financial information, professional services associated with SEC filings.
(3)	Fees for all other services include fees for U.S. GAAP training services and agreed-uupon procedure for financial due diligence rendered by Ernst & Young.

The policy of our audit committee is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by Ernst & Young.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2015, our board of directors approved a share repurchase program, which provided authorization to purchase up to US$30 million worth of our outstanding ADSs. Under this plan, in 2015, we purchased approximately 122,000 ADSs (equivalent to 1,220,000 of our ordinary shares) with a total consideration of approximately US$1.43 million. The table below sets forth additional information on our repurchase of ADSs for each month of 2015:

Month	Number of Ordinary Shares Purchased	Purchase Price (US$)	Average Price Paid Per Ordinary Share (US$) *
March 2015 (March 23 to March 27)	1,220,000	1,434,250	1.18

Total	1,220,000	1,434,250	1.18

*Note: Price data includes trading commissions. Some numbers may not add due to rounding.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Corporate Governance Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.3 from the S-8 registration statement (File No. 333-193462), as amended, initially filed with the Commission on January 21, 2014)

4.1	Registrant’s 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.2	Form of Employment Agreement with the Registrant’s executive officers (incorporated by reference to Exhibit 10.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers, (incorporated by reference to Exhibit 10.3 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.4	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and E-Sun Network as of June 1, 2011 (incorporated by reference to Exhibit 10.4 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.5	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011 (incorporated by reference to Exhibit 10.5 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.6	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011 (incorporated by reference to Exhibit 10.6 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.7	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011 (incorporated by reference to Exhibit 10.8 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.8	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011 (incorporated by reference to Exhibit 10.9 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.9	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011(incorporated by reference to Exhibit 10.11 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.10	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011 (incorporated by reference to Exhibit 10.12 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.11	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011 (incorporated by reference to Exhibit 10.14 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.12	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011 (incorporated by reference to Exhibit 10.15 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.13	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.17 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.14	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.18 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.15	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.20 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.16	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.21 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.17	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Guangtiandi Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.23 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.18	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.24 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.19	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.25 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.20	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.27 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.21	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.28 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.22	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Youlanguang Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.30 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.23	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011 (incorporated by reference to Exhibit 10.31 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.24	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011 (incorporated by reference to Exhibit 10.32 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.25	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011 (incorporated by reference to Exhibit 10.34 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.26	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011 (incorporated by reference to Exhibit 10.35 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.27	English translation of Service Agreement with Jiangxi Sports Lottery Administration Center, dated January 1, 2011 (incorporated by reference to Exhibit 10.37 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.28	English translation of Exclusive Business Cooperation Agreement entered into by E-Sun Sky Computer and E-Sun Sky Network (incorporated by reference to Exhibit 10.38 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.29	Supplementary Agreement entered into by and among E-Sun Sky Computer, Wang Ying, Guangtiandi Technology and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.39 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.30	Supplementary Agreement entered into by and among E-Sun Sky Computer, Fu Jiepin, Li He, Li Xue, Yuan Ping, Zou Bo, Zou Ying, E-Sun Network and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.40 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.31	Supplementary Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Li Jin and Youlanguang Technology as of November 20, 2012 (incorporated by reference to Exhibit 10.41 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.32	Confirmation Letter executed by Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.42 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.33	Confirmation Letter executed by Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.43 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.34	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Fu Jiepin as of December 28, 2013

4.35	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li He as of December 28, 2013

4.36	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li Xue as of December 28, 2013

4.37	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Ping as of December 28, 2013

4.38	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zou Bo as of December 28, 2013

4.39	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zou Ying as of December 28, 2013

4.40	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Wang Ying as of December 28, 2013

4.41	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Liangdong as of December 28, 2013

4.42	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li Jin as of December 28, 2013

4.43	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zhang Jing as of December 28, 2013

4.44	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Fu Jiepin and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.45	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li Xue and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.46	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li He and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.47	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Ping and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.48	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zou Bo and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.49	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zou Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.50	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Wang Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.51	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Liangdong and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.52	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li Jin and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.53	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zhang Jing and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013

4.54*	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yu Bo and E-Sun Network on November 18, 2015

4.55*	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and E-Sun Network on November 18, 2015

4.56*	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Shenzhen E-Sun Network on November 18, 2015

4.57*	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Shenzhen E-Sun Network on November 18, 2015

4.58*	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on November 18, 2015

4.59*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Yu Bo and Yin Zhiwei on November 18, 2015

4.60*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Yu Bo, Yin Zhiwei and Shenzhen E-Sun Network on November 18, 2015

4.61*	English translation of Irrevocable Power of Attorney executed by Yu Bo on November 18, 2015

4.62*	English translation of Irrevocable Power of Attorney executed by Yin Zhiwei on November 18, 2015

4.63*	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015

4.64*	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015

4.65*	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015

4.66*	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015

4.67*	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on November 18, 2015

4.68*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Yu Bo and Yin Zhiwei on November 18, 2015

4.69*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Yu Bo, Yin Zhiwei and Youlanguang Technology on November 18, 2015

4.70*	English translation of Irrevocable Power of Attorney executed by Yu Bo on November 18, 2015

4.71*	English translation of Irrevocable Power of Attorney executed by Yin Zhiwei on November 18, 2015

4.72*	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Tongfu Technology on December 20, 2015

4.73*	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015

4.74*	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015

4.75*	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015

4.76*	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015

4.77*	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on December 20, 2015

4.78*	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Zhang Han and Zhang Jing on December 22, 2015

4.79*	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Zhang Han and Tongfu Technology on December 20, 2015

4.80*	English translation of Irrevocable Power of Attorney executed by Zhang Han on December 20, 2015

4.81*	English translation of Irrevocable Power of Attorney executed by Zhang Jing on December 20, 2015

4.82*	English translation of Equity Transfer Agreement entered into by and between Tongu Technology and Shanghai Xingyie Investment Development Co., Ltd. on March 29, 2016

8.1*	List of Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young

15.2	Consent of Han Kun Law Offices

15.3*	Consent of Yingke Law firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

500.COM LIMITED

By:	/s/ Zhengming Pan
	Name:	Zhengming Pan
	Title:	Chief Executive Officer

Date: April 28, 2016

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

500.COM LIMITED

31 December 2013, 2014 and 2015

500.COM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of 500.com Limited

We have audited the accompanying consolidated balance sheets of 500.com Limited (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 500.com Limited at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 500.com Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of 500.com Limited

We have audited 500.com Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). 500.com Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Zhejiang Shangmeng Technology Co., Ltd., Shangmeng Business Services Co., Ltd. and Hangzhou Laiqi Information Technology Co., Ltd., (collectively “Sumpay.cn”) which are included in the 2015 consolidated financial statements of 500.com Limited and constituted RMB160 million and RMB94 million of total and net assets, respectively, as of December 31, 2015 and RMB708 thousand and RMB525 thousand of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of 500.com Limited also did not include an evaluation of the internal control over financial reporting of Sumpay.cn.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, 500.com Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 500.com Limited as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2015 of 500.com Limited and our report dated April 28, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 28, 2016

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2014	As of December 31,2015	As of December 31,2015
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		485,556	400,657	61,851
Restricted cash		12,669	10,599	1,636
Time deposits		415,903	1,220,797	188,459
Short-term investments	5	70,182	45,540	7,030
Accounts receivable	6	74,445	3,638	562
Prepayments and other current assets	7	157,887	30,855	4,762
Deferred tax assets, current portion	13	39,761	-	-
Total current assets		1,256,403	1,712,086	264,300

Non-current assets:
Property and equipment, net	8	41,075	44,194	6,822
Intangible assets, net	9	3,354	200,148	30,898
Goodwill	4	-	64,899	10,019
Deposits	7	10,071	1,217	188
Long-term investments	5	6,652	60,332	9,314
Deferred tax assets, non-current	13	343	-	-
Other non-current assets		1,794	1,621	250
Total non-current assets		63,289	372,411	57,491

TOTAL ASSETS		1,319,692	2,084,497	321,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to 500.com Limited of Nil and RMB106 (US$16) as of December 31, 2014 and 2015, respectively)		-	106	16
Accrued payroll and welfare payable (including accrued payroll and welfare payable of the consolidated VIEs without recourse to 500.com Limited of RMB24,828 and RMB14,896 (US$2,300) as of December 31, 2014 and 2015, respectively)		30,634	15,890	2,453
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to 500.com Limited of RMB100,367 and RMB127,897 (US$19,744) as of December 31, 2014 and 2015, respectively)	10	117,992	140,612	21,707
Income tax payable (including income tax payable of the consolidated VIEs without recourse to 500.com Limited of RMB4,680 and RMB1,061 (US$164) as of December 31, 2014 and 2015, respectively)		9,250	1,214	187
Total current liabilities		157,876	157,822	24,363

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2014	As of December 31,2015	As of December 31,2015
		RMB	RMB	US$

Non-current liabilities:
Long-term payables (including long-term payables of the consolidated VIEs without recourse to 500.com Limited of RMB42,540 and RMB 45,380 (US$7,006) as of December 31, 2014 and 2015, respectively)		44,194	46,928	7,244
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to 500.com Limited of Nil and RMB 13,411 (US$2,070) as of December 31, 2014 and 2015, respectively)	13	-	13,411	2,070
Total non-current liabilities		44,194	60,339	9,314

TOTAL LIABILITIES		202,070	218,161	33,677

Commitments and contingencies	17

Shareholders’ equity:
Class A Ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2014 and 2015; 254,844,582 and 334,034,932 shares issued and outstanding as of December 31, 2014 and 2015, respectively	19	85	110	17
Class B Ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2014 and 2015; 96,634,529 and 84,999,159 shares issued and outstanding as of December 31, 2014 and 2015, respectively	19	36	32	5
Additional paid-in capital	19	1,106,234	2,022,369	312,200
Treasury shares		-	(8,773)	(1,354)
Accumulated other comprehensive income		22,637	89,488	13,815
Accumulated deficit	12	(11,370)	(335,363)	(51,771)

Total 500.com Limited shareholders’ equity		1,117,622	1,767,863	272,912
Noncontrolling interests		-	98,473	15,202
Total shareholders' equity		1,117,622	1,866,336	288,114

TOTAL LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY		1,319,692	2,084,497	321,791

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

	Notes	For the years ended December 31,
		2013	2014	2015	2015
		RMB	RMB	RMB	US$

Net Revenues		259,534	579,717	99,552	15,368
Operating expenses:
Cost of services		(27,818)	(53,909)	(24,355)	(3,760)
Sales and marketing		(84,596)	(173,883)	(87,022)	(13,434)
General and administrative		(73,190)	(156,309)	(232,244)	(35,852)
Service development expenses		(28,686)	(59,398)	(63,296)	(9,771)
Write-off of deferred offering expenses		-	(3,241)	-	-

Total operating expenses		(214,290)	(446,740)	(406,917)	(62,817)
Other operating income		14,560	17,414	6,910	1,067
Government grant		2,792	3,643	2,022	312
Other operating expenses		(2,678)	(4,527)	(2,975)	(459)
Operating profit (loss)		59,918	149,507	(301,408)	(46,529)
Interest income		2,058	17,009	20,589	3,178
Interest expense		(5,407)	(356)	(2,138)	(330)
Loss from equity method investments	5	-	-	(407)	(63)
Changes in fair value of the derivative component of the convertible note	11	(26,809)	-	-	-
Changes in fair value of the structured deposits	5	-	(1,124)	1,124	174
Income (loss) before income tax		29,760	165,036	(282,240)	(43,570)
Income tax benefit (expense)	13	76,294	(7,987)	(41,969)	(6,479)
Net income (loss)		106,054	157,049	(324,209)	(50,049)
Less: Net loss attributable to the noncontrolling interests		-	-	(312)	(48)
Net income (loss) attributable to 500.com Limited		106,054	157,049	(323,897)	(50,001)
Other comprehensive (loss) income
Foreign currency translation (loss) gain		(5,496)	12,145	66,851	10,320
Other comprehensive income (loss), net of tax		(5,496)	12,145	66,851	10,320
Comprehensive income (loss)		100,558	169,194	(257,358)	(39,729)
Less: Comprehensive loss attributable to noncontrolling interests		-	-	(312)	(48)
Comprehensive income (loss) attributable to 500.com Limited		100,558	169,194	(257,046)	(39,681)

Earnings (losses) per share for Class A and Class B ordinary shares outstanding:	18
Basic		0.45	0.46	(0.84)	(0.13)
Diluted		0.41	0.44	(0.84)	(0.13)
Earnings (losses) per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)	18
Basic		4.45	4.62	(8.40)	(1.30)
Diluted		4.08	4.39	(8.40)	(1.30)
Weighted average number of Class A and Class B ordinary shares outstanding:	18
Basic		238,342,685	339,782,819	385,590,213	385,590,213
Diluted		259,729,367	357,848,704	385,590,213	385,590,213

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Cash flow from operating activities
Net income (loss)	106,054	157,049	(324,209)	(50,049)
Adjustments to reconcile net income to net cash provided in operating activities:
Depreciation of property and equipment	7,847	8,653	10,209	1,576
Amortization of intangible assets	659	1,634	1,361	210
Deferred tax (benefit) expense	(97,133)	(23,931)	40,079	6,187
Share-based compensation	7,561	89,922	158,628	24,488
Loss(gain) on disposal of property and equipment	518	(2)	228	35
Impairment loss on equity investment	-	-	5,000	772
Provision for bad debt	-	-	19,848	3,064
Write-off of deferred offering expenses	-	3,241	-	-
Interest expense relating to convertible note	3,933	-	-	-
Changes in fair value of the derivative component of the convertible note	26,809	-	-	-
Changes in fair value of the structured deposit	-	1,124	(1,124)	(174)
Loss from equity method investments	-	-	407	63
Reimbursement of American Depositary Receipt (“ADR”) program related expenses	-	(2,648)	-	-
Accumulated deficit brought forward from acquired VIE	-	-	(96)	(15)
Changes in operating assets and liabilities:
Accounts receivable	(39,585)	(11,923)	51,062	7,883
Accounts receivable due from employees	225	-	-	-
Prepayments and other current assets	(25,616)	(42,511)	137,652	21,251
Deposits	(476)	(4,132)	8,854	1,367
Accrued expenses and other current liabilities	22,876	37,831	(43,114)	(6,656)
Accrued payroll and welfare payable	2,604	17,622	(15,896)	(2,454)
Amount due to a related party	(8,520)	-	-	-
Long-term payables	18,461	13,881	2,734	422
Income tax payable	2,953	4,743	(9,248)	(1,428)
Net cash generated from operating activities	29,170	250,553	42,375	6,542

Cash flows from investing activities
Acquisition of property and equipment	(9,111)	(15,469)	(10,214)	(1,577)
Acquisition of intangible assets	(416)	(1,719)	(885)	(137)
Acquisition of other non-current assets	(2,738)	(24,114)	(58,487)	(9,029)
Restricted cash	(3,941)	2,481	2,070	320
Cash paid for business combination, net of cash	-	-	(93,201)	(14,388)
Cash paid for short-term investments	-	(71,306)	(44,416)	(6,857)
Cash paid for time deposits	(121,085)	(580,444)	(2,077,901)	(320,773)
Cash received from return of time deposits	-	294,818	1,290,692	199,249
Cash received from return of short-term investments	-	-	70,182	10,834
Change in amounts due from related parties	188,242	-	-	-
Proceeds from disposal of property and equipment	1,014	9	97	15
Net cash generated from (used in) investing activities	51,965	(395,744)	(922,063)	(142,343)

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from short-term bank borrowings	201,290	1,000	174,000	26,861
Repayment of short-term bank borrowings	(188,488)	(13,802)	(174,000)	(26,861)
Cash received from release of restricted cash	(56,512)	56,512	190,839	29,460
Cash paid for restricted cash	122,584	-	(190,839)	(29,460)
Proceeds from the exercise of share options	3,263	48,788	18,126	2,798
Proceeds from the private placement	91,994	-	739,108	114,099
Proceeds from the initial public offering (“IPO”), net of issuance costs	456,835	-	-	-
Repurchase of ordinary shares	-	-	(8,773)	(1,354)
Payment of dividends	(194,526)	-	-	-
Reimbursement of ADR program related expenses	-	3,161	-	-
Payment for public offering expenses	-	(10,737)	-	-
Net cash generated from financing activities	436,440	84,922	748,461	115,543
Effect of exchange rate changes on cash and cash equivalents	(4,812)	1,507	46,328	7,152
Net increase (decrease) in cash and cash equivalents	512,763	(58,762)	(84,899)	(13,106)
Cash and cash equivalents at beginning of the year	31,555	544,318	485,556	74,957
Cash and cash equivalents at end of the year	544,318	485,556	400,657	61,851

Supplemental disclosures of cash flow information:
Income tax paid	(2,363)	(15,836)	(9,439)	(1,457)
Interest paid	(694)	(356)	-	-
Interest received	1,750	10,568	15,400	2,377

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	500.com Limited shareholders
	Number of Class A ordinary shares	Number of Class B ordinary shares	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Noncontrolling interests	Total Equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2012	-	228,768,220	84	255,781	-	15,988	(274,473)	-	(2,620)
Net income for the year	-	-	-	-	-	-	106,054	-	106,054
Other comprehensive loss
Foreign currency translation loss	-	-	-	-	-	(5,496)	-	-	(5,496)
Issuance of ordinary shares from private placement	-	11,538,462	3	91,991	-	-	-	-	91,994
Issuance of ordinary shares from exercise of share options	-	2,660,000	1	3,262	-	-	-	-	3,263
Issuance of ordinary shares from conversion of convertible note	-	19,230,769	6	153,319	-	-	-	-	153,325
Issuance of ordinary shares upon IPO	66,539,000	-	20	455,319	-	-	-	-	455,339
Share-based compensation	-	-	-	7,561	-	-	-	-	7,561

Balance as of December 31, 2013	66,539,000	262,197,451	114	967,233	-	10,492	(168,419)	-	809,420
Net income for the year	-	-	-	-	-	-	157,049	-	157,049
Other comprehensive income								-
Foreign currency translation gain	-	-	-	-	-	12,145	-	-	12,145
Conversion of Class B to Class A ordinary shares	165,562,922	(165,562,922)	-	-	-	-	-	-	-
Issuance of ordinary shares from exercise of share options	22,742,660	-	7	49,079	-	-	-	-	49,086
Share-based compensation	-	-	-	89,922	-	-	-	-	89,922

Balance as of December 31, 2014	254,844,582	96,634,529	121	1,106,234	-	22,637	(11,370)	-	1,117,622
Acquisition of VIE	-	-	-	-	-	-	(96)	-	(96)
Acquisition of shares of consolidated subsidiaries	-	-	-	-	-	-	-	98,785	98,785
Net loss for the year	-	-	-	-	-	-	(323,897)	(312)	(324,209)
Other comprehensive income
Foreign currency translation gain	-	-	-	-	-	66,851	-	-	66,851
Conversion of Class B to Class A ordinary shares	11,635,370	(11,635,370)	-	-	-	-	-	-	-
Issuance of ordinary shares from private placement	63,500,500	-	20	739,089	-	-	-	-	739,109
Issuance of ordinary shares from exercise of share options	5,274,480	-	1	18,418	-	-	-	-	18,419
Repurchase of ordinary shares	(1,220,000)	-	-	-	(8,773)	-	-	-	(8,773)
Share-based compensation	-	-	-	158,628	-	-	-	-	158,628

Balance as of December 31, 2015	334,034,932	84,999,159	142	2,022,369	(8,773)	89,488	(335,363)	98,473	1,866,336
Balance as of December 31, 2015, in US$			22	312,200	(1,354)	13,815	(51,771)	15,202	288,114

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

As of December 31, 2015, the Company has five wholly owned subsidiaries in British Virgin Islands, Hong Kong, the United States of America (“USA”) and the People’s Republic of China (“PRC”) and also consolidates four variable interest entities and nine subsidiaries of variable interest entities (collectively “VIEs”), details of which are as follows:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
500.com USA Corporation (“500.com USA”)	July 21, 2014	USA	100%	Investment Holding
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	PRC	100%	Software Service
Shenzhen Guangyi Network Technology Co., Ltd. (“Guangyi Network”)	August 5, 2015	PRC	100%	Online Lottery Service

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

VIEs
Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”)	December 7, 1999	PRC	-	Online Lottery Service
Shenzhen Youlanguang Science and Technology Co., Ltd. (“Youlanguang Technology”)	December 16, 2008	PRC	-	Online Lottery Service
Shenzhen Guangtiandi Science and Technology Co., Ltd. (“Guangtiandi Technology”)	December 16, 2008	PRC	-	Online Lottery Service
Shenzhen Tongfu Technology Co., Ltd. (“Tongfu Technology”)	August 28, 2015	PRC	-	Third party payment service
Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky Network”)*	May 22, 2006	PRC	-	Online Lottery Service
Shenzhen Wubai Zhifu Co.,Ltd (“500Fu”)**	April 23, 2014	PRC	-	Third party payment service
Lhasa Yicai Network Technology Co., Ltd. (“Lhasa Yicai”)**	October 17, 2014	PRC	-	Online Lottery Service
Shenzhen Yicai Network Technology Co., Ltd. (“Shenzhen Yicai”) **	July 21, 2015	PRC	-	Online Lottery Service
Shenzhen Fenggu Network Technology Co., Ltd. (“Shenzhen Fenggu”) ***	August 27, 2015	PRC	-	Online Lottery Service
Beijing Baifengrun Science and Technology Co., Ltd. (“Baifengrun Technology”)****	June 13, 2014	PRC	-	Development, operation of mobile phone games
Zhejiang Shangmeng Technology Co., Ltd. (“Sumpay.cn”)*****	August 19, 2009	PRC	-	Software Service
Shangmeng Business Services Co., Ltd. (“Shangmeng Services”)*****	June 13, 2007	PRC	-	Third party payment service
Hangzhou Laiqi Information Technology Co., Ltd. (“Hangzhou Laiqi”)*****	January 9, 2015	PRC	-	Software Service

* A subsidiary of E-Sun Network

** A subsidiary of E-Sun Sky Network

*** A subsidiary of Shenzhen Yicai

**** A subsidiary of Guangtiandi Technology

***** A subsidiary of Tongfu Technology

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

PRC laws and regulations prohibit or restrict foreign ownership of Internet businesses. To comply with these foreign ownership restrictions, the Company operates its websites and provides online lottery purchase services in the PRC through the VIEs. Prior to December 28, 2013, the Company entered into exclusive business cooperation agreements, power of attorney, equity interest pledge agreements, exclusive option agreements, financial support agreements and supplementary agreements to the exclusive option agreements (previously named as exclusive technical consulting and service agreements, power of attorney, equity pledge agreements, equity interest disposal agreements, financial support agreements, business operation agreements and intellectual properties license agreements prior to June 1, 2011) (the “Contractual Arrangements”), with the VIEs through E-Sun Sky Computer, which obligates E-Sun Sky Computer to absorb a majority of the expected losses from the activities of the VIEs’ activities, and entitles E-Sun Sky Computer to receive a majority of residual returns from the VIEs. Through these aforementioned agreements, the Company maintains the ability to approve decisions made by the VIEs, and the ability to acquire the equity interests in the VIEs when permitted by the PRC laws via E-Sun Sky Computer.

As a result of the Contractual Arrangements and because the Company has been determined to 1) be the most closely associated with the VIEs as it has the power to direct the activities of the VIEs that most significantly impact their economic performance, and 2) has the obligation to absorb losses and/or the right to receive benefits of the VIEs that could potentially be significant to the VIEs, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810 (“ASC 810”), “Consolidation”.

On December 28, 2013, the Company agreed to provide unlimited financial support to the VIEs for their operations. In addition, pursuant to the power of attorney agreements entered into among the Company, E-Sun Sky Computer and the nominee shareholders of the VIEs, on December 28, 2013, the nominee shareholders of the VIEs assigned the rights to attend the VIEs’ shareholders' meetings and to vote on all of the matters in the VIEs that require shareholders' approval, which was entrusted to E-Sun Sky Computer to the Company. As a result of the assignment of power of attorney from E-Sun Sky Computer to the Company and the provision of unlimited financial support from the Company to the VIEs, the Company has been determined to be most closely associated with the VIEs within the group of related parties and replaced E-Sun Sky Computer as the primary beneficiary of the VIEs on December 28, 2013.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the VIEs included in the Group’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows are as follows:

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	330,690	141,655	21,868
Restricted cash	12,667	10,597	1,636
Short-term investments	70,182	45,540	7,030
Accounts receivable	48,550	102	16
Amounts due from intergroup companies	10,484	147,616	22,788
Prepayments and other current assets	149,256	23,676	3,654
Deferred tax assets, current portion	39,068	-	-

Total current assets	660,897	369,186	56,992

Non-current assets:
Property and equipment, net	35,283	40,018	6,178
Intangible assets, net	1,535	198,779	30,686
Deposits	9,903	828	128
Long-term investments	5,114	30,315	4,680
Deferred tax assets, non-current	343	-	-
Other non-current assets	1,794	1,621	250
Goodwill	-	64,899	10,019

Total non-current assets	53,972	336,460	51,941

TOTAL ASSETS	714,869	705,646	108,933

LIABILITIES
Current liabilities:
Account payable	-	106	16
Amounts due to intergroup companies	140,856	132,938	20,522
Accrued payroll and welfare payable	24,828	14,896	2,300
Accrued expenses and other current liabilities	100,367	127,897	19,744
Income tax payable	4,680	1,061	164

Total current liabilities	270,731	276,898	42,746

Non-current liabilities:
Deferred tax liability, non-current	-	13,411	2,070
Long-term payables	42,540	45,380	7,006

Total non-current liabilities	42,540	58,791	9,076

TOTAL LIABILITIES	313,271	335,689	51,822
F-13

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Net revenues	182,255	447,898	87,065	13,441
Net income (loss)	19,759	185,205	(130,330)	(20,119)

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	(157,646)	422,702	(83,113)	(12,831)
Net cash generated from (used in) investing activities	156,033	(107,041)	(105,922)	(16,351)
Net cash generated from (used in) financing activities	13,052	(12,802)	-	-

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. In addition, the Company has not provided any financial support to its VIEs as of December 31, 2015.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, impairment of intangible assets, long-term investments and goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations and acquisition of equity method investees, realization of deferred tax assets, uncertain income tax positions and share-based compensation. Actual results could materially differ from those estimates.

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

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.4778 on December 31, 2015 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The functional currency of the Company, BVI, 500wan HK and 500.com USA is the US$. E-Sun Sky Computer and VIEs determined their functional currencies to be the RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity. The Group uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of comprehensive income (loss).

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and noncontrolling interests

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

For the Company's majority-owned VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company's consolidated balance sheets.

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

Time deposits

Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year. Interest income from time deposits is included in the consolidated statements of comprehensive income (loss). During the years ended December 31, 2013, 2014 and 2015, the Group recorded interest income of RMB2,058, RMB17,009 and RMB20,589 (US$3,178), respectively, in the consolidated statements of comprehensive income (loss).

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual

Electronics and office equipment	3-5 years	5%
Motor vehicles	5-10 years	2-5%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	-

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).

Intangible assets

Intangible assets represent computer software, internet domain name, licensing agreement, and intangible assets arising from business combination. Computer software, internet domain name and licensing agreement purchased from third parties are initially recorded at cost and amortized on a straight line basis over their estimated useful lives of the respective assets. The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated useful life of the assets. Estimated useful lives of the respective assets are set out as follows:

Category	Estimated Useful Life

Computer software	3-10 years
Internet domain name	10 years
Licensing agreement	Agreement term
Intangible assets arising from business combination	15 years

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20 (“ASC 350-20”), “Intangibles–Goodwill and Other: Goodwill”, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2015, the Group performed a qualitative assessment for the newly acquired entities. Based on the requirements of ASC 350-20, the Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the newly acquired entities, and further impairment testing on goodwill was unnecessary as of December 31, 2015.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets other than goodwill

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

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments in accordance with ASC 320-10, “Investments—Debt and Equity Securities”. In accordance with ASC 815, “Derivatives and Hedging”, the Group recognizes financial instruments or other contracts that have all the characteristics of a derivative on its balance sheet as either assets or liabilities, at fair value. Changes in the fair value of derivative financial instruments (“financial derivatives”) are either recognized periodically in earnings or in other comprehensive income (loss) depending on the use of the financial derivatives and whether it qualifies for hedge accounting. Changes in fair values of financial derivatives not qualified as hedges are reported in earnings. The estimated fair values of financial derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Long-term investments

The Group’s long-term investments consist of cost method investments and equity method investments.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term investments (continued)

In accordance with ASC 325, “Investments-Other”, for investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 (“ASC 323”), “Investments-Equity Method and Joint Ventures”. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term investments (continued)

Investments in limited partnerships greater than 3% to 5% are considered more than minor and accounted for using the equity method, unless it is readily apparent that the Group has virtually no influence over the partnership’s financial and operating policies.

Fair value measurements

Financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, structured deposit (Note 5), and the derivative redemption feature (Note 11). As of December 31, 2014 and 2015, the carrying values of these financial instruments, other than the structured deposit, approximate their fair values due to their short-term maturities. The Group determined the fair value of the derivative redemption feature and the structured deposit with the assistance of an independent third party valuation firm.

The Group applies ASC 820 (“ASC 820”), “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

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

Revenue recognition

The Group’s revenues are derived principally from online lottery purchase services. Revenue is recognized in accordance with ASC 605, “Revenue Recognition”, when all of the following four criterias are met: (i) persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured.

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

Business tax and surcharges

Business tax and surcharges for the years ended December 31, 2013, 2014 and 2015 of RMB7,526, RMB8,198 and RMB629 (US$97) respectively, were recorded in cost of services in the consolidated statements of comprehensive income (loss). The Group’s online lottery purchase services are subject to business taxes, surcharges and cultural development fees totaling approximately 0.56%-2.27% of revenues before deduction for incentives to certain registered users and residual amount payment to complete the lottery pool purchase.

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

Advertising expenditure

Advertising costs are expensed as incurred and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss). Advertising expenses for the years ended December 31, 2013, 2014 and 2015 were approximately RMB30,759, RMB34,489 and RMB26,192 (US$4,043), respectively.

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

Leases

The Group leases certain office facilities under cancelable and non-cancelable operating leases, generally with an option to renew upon expiry of the lease term. In accordance with ASC 840, “Leases”, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the properties estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group had no capital leases for the years ended December 31, 2013, 2014 and 2015.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period that includes the enactment date.

Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law and is classified in the consolidated statements of comprehensive income (loss) as income tax expense. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

In accordance with the provisions of ASC 740 (“ASC 740”), “Income taxes” the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit, determined on a cumulative probability basis, that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits which is included in the “long-term payables” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits or liability ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

In conjunction with ASC 740, the Group also applied ASC 740-30 (“ASC 740-30”), “Income Taxes: Other Considerations or Special Areas”, to account for the temporary differences arising from the undistributed earnings of the foreign subsidiaries. According to ASC 740-30, all undistributed earnings of a subsidiary shall be presumed to be transferred to the parent entity. Accordingly, the undistributed earnings of a subsidiary included in consolidated income shall be accounted for as a temporary difference and affect deferred tax expense unless the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Share-based compensation

Share options granted to employees and directors

Share options granted to employees and directors are accounted for under ASC 718 (“ASC 718”), Compensation - Stock compensation. In accordance with ASC 718, the Group determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Group recognizes compensation expense using the accelerated method for share options granted with graded vesting based on service conditions, provided that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the share options that are vested at that date.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation (continued)

Share options granted to employees and directors

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

Share options granted to non-employees

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, “Equity-based payment to non-employees”. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income (loss) on the grant date.

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

Deferred offering expenses

Direct costs incurred by the Group attributable to its proposed public offerings of ordinary shares that have been deferred. Such costs, including legal and other professional fees, are recorded as deferred offering expenses in the consolidated balance sheets and will be charged against the gross proceeds received from such offerings. For the years ended December 31, 2013, 2014 and 2015, the Group expensed deferred offering expenses of Nil, RMB3,241, and Nil, respectively, in the consolidated statements of comprehensive income (loss) because the Group deemed the proposed public offerings to be aborted in accordance with ASC 340, “Other assets and deferred costs”.

Earnings per share

The Group computes earnings per Class A and Class B ordinary shares in accordance with ASC 260 (“ASC 260”), “Earnings Per Share”, using the two class method. Under the provisions of ASC 260, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary shares does not assume the conversion of those shares.

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

Government grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is recognized in the consolidated statements of comprehensive income (loss) as operating income over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized as a deferred government grant and recognized in the consolidated statements of comprehensive income (loss) as operating income in proportion to the depreciation of the related assets.

Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

Recent accounting pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15 “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Group’s consolidated financial statements.

In March 2015, the FASB issued ASU No. 2015-03, “Interest — Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). The guidance is to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability and will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Group’s consolidated financial statements.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810) —Amendments to the Consolidation Analysis” (“ASU 2015-02”). The amendments in ASU 2015-02 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Group’s consolidated financial statements..

In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers-Deferral of the effective date” (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, “Revenue from Contracts with Customers” issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its consolidated financial statements and considering additional disclosure requirements.

In September 2015, the FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting”, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016 with early adoption permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting (Topic 718)”. The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. It also will allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The guidance is effective for the Group on January 1, 2017. Early application is permitted in any annual or interim period for which financial statements haven’t been issued or made available for issuance, but all of the guidance must be adopted in the same period. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits and accounts receivable. As of December 31, 2015, substantially all of the Group’s cash and cash equivalents and time deposits were deposited in financial institutions located in the PRC, Hong Kong and USA, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from commission earned from lottery administration centers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its lottery administration centers and its ongoing monitoring of outstanding balances.

Concentration of suppliers

Approximately 87.3%, 79.1% and 85.1% of total Service Fees were derived from three lottery administration centers for the years ended December 31, 2013, 2014 and 2015, respectively. The Service Fees received from the respective lottery administration centers represent net revenues recognized before the reduction of: (i) incentives paid to end users, (ii) the residual amount of lottery pool contributed by the Group and (iii) the cost of additional prize money to be shared between the lottery administration centers and the Group. The significance of the Service Fees received from the three lottery administration centers are as follows:

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Lottery administration center A	169,474	260,096	48,277	7,453
Lottery administration center B	75,212	198,549	36,552	5,643
Lottery administration center C	45,231	121,628	11,245	1,736

Concentration of serviced lottery products

Approximately 95.9%, 93.2% and 97.4% of total Service Fees were derived from five lottery products for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Current vulnerability due to certain other concentrations (continued)

Although the Group is one of the two entities that had been approved by the MOF to conduct online sales of sports lottery products in PRC on behalf of China Sports Lottery Administration Center, the Group decided to voluntarily and temporarily suspend all of its lottery sales services on April 4, 2015. As of December 31, 2015, the online lottery sales business is still not recovered. On the basis of the current level of cash and cash equivalents, time deposits and management forecasts, management believes the risk of not meeting its current obligations is low, and therefore the Group will be able to continue its operations for the foreseeable future.

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION

On December 20, 2015 (“the acquisition date”), the Group acquired 63% of the outstanding common shares and voting interest of Sumpay.cn and its wholly owned subsidiaries Shangmeng Services, and Hangzhou Laiqi (collectively “Sumpay.cn”). Sumpay.cn is a provider of online payment services and prepaid card services in PRC. The online payment service is a platform to process electronic payments, while the prepaid card services allows consumers to make purchases using the prepaid cards at participating local merchant stores. As a result of the acquisition, the Group will be able to directly provide payment processing services to its customers and diversify its revenue streams.

The acquisition-date fair value of the consideration transferred totaled RMB233,100, which consisted of the following:

Amount
RMB
Fair value of consideration transferred
Cash consideration	226,800
Contingent consideration	6,300
Total	233,100

The contingent consideration arrangement requires the Group to pay RMB6,300 of additional consideration to Sumpay.cn’s shareholders, if Sumpay.cn’s audited 2015 operating income exceeds RMB10,000. The fair value of the contingent consideration arrangement at the acquisition date was RMB6,300.

The Group recognized RMB48 of acquisition-related costs that were expensed in the current period. These costs are included in the line item “General and administrative expenses” in the statement of comprehensive income (loss).

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date. The Group obtained a third-party valuation of certain intangible assets.

	Amount	Amortization Years
	RMB
Cash	133,599
Online payment and other licenses	185,698	15
Others	23,263
Total identifiable assets acquired	342,560

Advances from merchants	(62,138)
Deferred tax liabilities	(13,436)
Total liabilities assumed	(75,574)

Net identifiable assets acquired	266,986
Noncontrolling interests	(98,785)
Goodwill	64,899
Net assets acquired	233,100

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisition.

Acquired intangible assets have weighted average economic lives from the date of purchase as follows:

Computer software	8.0 years
Online payment and other licenses	15.0 years

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION (continued)

The fair value of the 37% noncontrolling interest in Sumpay.cn is estimated to be RMB98,785. The fair value of the noncontrolling interest was estimated using the income approach. As Sumpay.cn is a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (a) a discount rate of 18.61%, (b) a long-term sustainable growth rate of 3%, (c) financial multiples of companies in the same industry as Sumpay.cn and (d) adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest in Sumpay.cn.

Since the acquisition, Sumpay.cn contributed RMB708 (US$109) revenues and RMB525 (US$81) losses to the Group for the year ended 2015.

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31 2014 and 2015, as if the acquisition had been completed on January 1, 2014. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the years ended December 31,
	2014	2015	2015
	RMB	RMB	US$

Pro forma total revenues	604,900	130,430	20,135
Pro forma net income (loss)	151,163	(327,430)	(50,546)
Pro forma net income (loss) attributable to 500.com Limited	153,341	(325,962)	(50,320)

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Sumpay.cn to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2014, together with the consequential tax effects.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

5.	INVESTMENTS

Short-term Investments

Short-term Investments consist of the following:

Short-term investments of the Group comprised of a structured deposit investment. The Structured deposit was carried at fair value.

	As of December 31, 2014
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments
Structured deposits	71,306	-	(1,124)	-	70,182

	As of December 31, 2015
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value	Fair value
	RMB	RMB	RMB	RMB	RMB	US$
Assets
Short-term investments
Structured deposits	45,540	-	-	-	45,540	7,030

During the year ended December 31, 2014 and 2015, the change in fair value of the Structured deposits of RMB1,124 and Nil was recorded as "Changes in fair value of the structured deposits” in the consolidated statements of comprehensive income (loss).

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

5.	INVESTMENTS (continued)

Long-term Investments

Long-term investments consisted of the following:

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RMB	RMB	US$
Cost Method Investments
Private companies	5,114	31,351	4,840
Limited partnerships	1,538	8,092	1,249
Cost of cost method investments	6,652	39,443	6,089
Impairment loss on equity investment	-	(5,000)	(772)
Carrying amount of cost method investments	6,652	34,443	5,317

Equity Method Investments
Private company	-	5,500	849
Limited partnership	-	20,796	3,210
Cost of equity method investments	-	26,296	4,059
Loss from equity method investment	-	(407)	(63)
Carrying amount of equity method investments	-	25,889	3,996

Total carrying amount of long-term investments	6,652	60,332	9,314

Cost method investments

Private companies

In January 2014, the Group acquired 20% of the share capital of Beijing Huanlelingdang Technology Co., Ltd. (“Huanlelingdang”), a non-listed company, at a consideration of RMB5,000.

In April 2014, the Group acquired 19% of the share capital of Shenzhen Hewei Technology Co., Ltd. (“Hewei”), a non-listed company, at a consideration of RMB114.

In March 2015, the Group acquired 10% of the share capital of Hzone Holding Company, a non-listed company, at a consideration of US$2,000.

In March 2015, the Group acquired 2% of the share capital of Big Stomach Limited, a non-listed company, at a consideration of US$500.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

5.	INVESTMENTS (continued)

Long-term Investments (continued)

Cost method investments (continued)

In August 2015, the Group acquired 1.29% of the share capital of Topgame Global Limited, a non-listed company, at a consideration of US$1,373. The Group also acquired 1.29% of the share capital of its VIEs, Caicaihudong (Beijing) Technology Co., Ltd. and Youwang Technology (Shanghai) Co., Ltd., at a consideration of RMB13 and RMB477, respectively.

In December 2015, as part of the acquisition of Sumpay.cn (Note 4), the Group also acquired Sumpay.cn’s 15% equity interest of Shanghai Yuelin Information Technology Co., Ltd for a consideration of RMB600.

These investments were classified as cost method investments as the Group does not have significant influence over the entities. For the year ended December 31, 2015, the Group recognized an impairment loss of RMB5,000 on the investment in Huanlelingdang. Additionally, the Group determined that it is not practicable to estimate their fair values for disclosure purposes.

Limited partnerships

In June 2014, the Group and Danhua Capital L.P (“Danhua”) entered into a subscription agreement, whereby the Group agreed to purchase a US$1,000 limited partnership interest in Danhua’s fund (the “Fund”), and hold an aggregate equity interest of approximately 1.1%. As of December 31, 2014, the Group had transferred US$250 to the Fund. As of December 31, 2015, the Group had transferred an aggregate total of US$750 to the Fund. The Group’s unfunded commitment to the Fund is US$250 as of December 31, 2015.

The Fund’s investment strategy is primarily to invest in emerging companies operating in the USA and PRC. The Fund’s investments are focused in the technology, media and telecommunications sectors. The Fund is scheduled to operate till November 15, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In June 2015, the Group and Beijing Heimatuoxin Venture Capital L.P. (“Heimatuoxin”) entered into a subscription agreement, whereby the Group agreed to purchase a RMB3,000 limited partnership interest in Heimatuoxin and hold an equity interest of 3.49%. As of December 31, 2015, the Group transferred RMB3,000 to Heimatuoxin.

Heimatuoxin’s investment strategy is primarily to invest in emerging companies operating in the PRC. Heimatuoxin’s investments are focused in the technology, media and telecommunications sectors. Heimatuoxin is scheduled to operate till April 16, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

5.	INVESTMENTS (continued)

Long-term Investments (continued)

Equity method investments

Private company

In April 2015, the Group acquired approximately 19% of the share capital of Shanxi Xibianyuan Technology Co., Ltd. (“Xibianyuan”), a non-listed company, at a consideration of RMB5,500. The Group accounted for this investment under the equity method as the Group can exercise significant influence.

Limited partnership

In April 2015, the Group and Guangda Sports Culture Capital L.P (“Guangda Sports Culture”) entered into a subscription agreement, whereby the Group agreed to purchase a RMB20,000 limited partnership interest in Guangda Sports Culture’s fund, representing approximately 9.9%. As of December 31, 2015, the Group had transferred RMB20,000 to Guangda Sports Culture.

Guangda Sports Culture’s investment strategy is primarily to invest in emerging companies operating in the PRC. Guangda Sports Culture’s investments are focused in the sports sectors. Guangda Sports Culture is scheduled to operate till February 9, 2018, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

6.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RMB	RMB	US$

Accounts receivable	74,445	23,588	3,642
Less: Allowance for doubtful accounts	-	(19,950)	(3,080)

Accounts receivable, net	74,445	3,638	562

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

7.	PREPAYMENTS, OTHER CURRENT ASSETS AND DEPOSITS

Prepayments and other current assets consist of the following:

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RMB	RMB	US$

Deposits for future lottery ticket purchase*	89,417	46	7
Receivables from third party payment service providers	17,705	888	137
Receivables from lottery administration centers for winnings	2,749	-	-
Interest receivables	6,441	5,189	801
Deposit for business acquisition**	20,000	-	-
Deferred sponsorship and advertising expenses	10,324	1,963	303
Deposits receivable from merchants***	-	6,970	1,076
Others	11,251	15,799	2,438
	157,887	30,855	4,762

* Deposits for future lottery ticket purchase represent cash paid in advance by the Group to lottery administration centers for the purchase of lottery tickets.

** Deposit for business acquisition represents cash paid in advance by the Group for a potential business acquisition. The deposit was returned to the Group in January 2015, as the deal was cancelled.

*** Deposits receivable from merchants represent cash paid in advance by Sumpay.cn to the local merchants for the prepaid card services.

Deposits consist of the following:

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RMB	RMB	US$

Deposits for lottery ticket equipment and office leases	10,071	1,217	188

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RMB	RMB	US$

Electronics and office equipment	30,972	46,911	7,242
Motor vehicles	9,642	10,686	1,650
Leasehold improvements	26,391	29,842	4,606

Property and equipment, cost	67,005	87,439	13,498
Less: Accumulated depreciation	(25,930)	(43,245)	(6,676)

Property and equipment, net	41,075	44,194	6,822

Depreciation expenses were approximately RMB7,847, RMB8,653 and RMB10,209 (US$1,576) for the years ended December 31, 2013, 2014 and 2015, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

9.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RMB	RMB	US$
Cost:
Computer software	4,785	19,343	2,987
License agreement	800	800	123
Online payment and other licenses	-	185,698	28,667
Internet domain name	658	2,861	442
	6,243	208,702	32,219
Accumulated amortization:
Computer software	(1,787)	(6,050)	(934)
License agreement	(800)	(800)	(123)
Online payment and other licenses	-	(344)	(53)
Internet domain name	(302)	(1,360)	(211)
	(2,889)	(8,554)	(1,321)

Intangible assets, net	3,354	200,148	30,898

Amortization expenses were approximately RMB659, RMB1,634 and RMB1,361 (US$210) for the years ended December 31, 2013, 2014 AND 2015, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

	RMB	US$

2016	14,872	2,296
2017	14,722	2,273
2018	14,307	2,209
2019	14,159	2,186
2020 and thereafter	142,088	21,934

	200,148	30,898

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RMB	RMB	US$

Advance from end users*	66,679	35,352	5,457
Advance from prepaid cards**	-	62,138	9,592
Business tax and other taxes payable	4,360	675	104
Deferred government grant	14,016	11,757	1,815
Professional fees payable	11,323	9,842	1,519
Promotional events payables	10,869	5,439	840
Advertising and sponsorship payable	2,267	904	140
Contingent consideration for business combination	-	6,300	973
Others	8,478	8,205	1,267

	117,992	140,612	21,707

*Advance from end users represents 1) payments received by the Group in advance from the end users prior to the purchase of lottery tickets, and 2) prize distribution made by the Group to the winning end users’ registered account.

** Advance from prepaid cards represents the unused remaining value on the prepaid cards as at the balance sheet date.

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

The redemption feature meets the definition of a derivative and is bifurcated from the convertible note and accounted for in accordance with ASC topic 815, “Derivatives and Hedging”. The change in fair value of the embedded derivative is recorded in earnings.

Upon completion of the IPO, the conversion of the convertible note into US$25,000 of 19,230,769 Class B ordinary shares was accounted for as an extinguishment in accordance with ASC topic 405, Liabilities. The sum of: (i) the interest expense arising from the host debt instrument of RMB3,933, (ii) change in fair value of the bifurcated redemption feature RMB26,809, and (iii) extinguishment gain or loss (Nil), equaled to RMB30,742, which represented the incremental value the holder receives upon the conversion.

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

The change in fair value of the derivative redemption feature for the year ended December 31, 2013 was recorded as "Changes in fair value of the derivative component of the convertible note” in the consolidated statements of comprehensive income (loss).

No convertible notes were issued during the years ended December 31, 2014 and 2015.

12.	ACCUMULATED DEFICIT

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

In accordance with the China Company Laws, the Company’s VIEs are PRC domestic companies (i.e. E-Sun Network, E-Sun Sky Network, Youlanguang Technology, Guangtiandi Technology, Guangyi Network, Tongfu Technology, 500Fu, Lhasa Yicai, Shenzhen Yicai, Shenzhen Fenggu, Baifengrun Technology, Sumpay.cn, Shangmeng Services, and Hangzhou Laiqi), and they must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of each individual VIE.

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

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RMB	RMB	US$

PRC statutory reserved funds	33,754	29,486	4,552
Unreserved accumulated deficit	(45,124)	(364,849)	(56,323)

	(11,370)	(335,363)	(51,771)

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital, statutory reserve funds and retained earnings of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB474,093 (US$73,187) as of December 31, 2015. Therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2014 and 2015 and for each of the three years in the period ended December 31, 2015 are disclosed in Note 23.

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

USA

500.com USA is incorporated in the USA and does not conduct any substantive operations of its own. No provision for USA income tax has been made in the financial statements as 500.com USA was established in July 2014 and had no assessable income for the year ended December 31, 2015.

British Virgin Islands

Under the current laws of the British Virgin Islands, BVI is not subject to tax on income or capital gains.

Hong Kong

Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income.

PRC

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology, E-Sun Network, 500Fu, and Baifengrun Technology are subject to the EIT rate of 25% for the three years ended December 31, 2015. The newly established subsidiary and VIEs, Guangyi Network, Shenzhen Yicai, Shenzhen Fenggu, Tongfu Technology, Sumpay.cn, and Hangzhou Laiqi, are also subject to the EIT rate of 25% for the year ended December 31, 2015.

E-Sun Sky Network, which qualified as a “Software Enterprise”, was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2006 was the first year of EIT exemption for E-Sun Sky Network. In October 2011, E-Sun Sky Network obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2011. In September 2014, E-Sun Sky Network renewed the certificate of “High-tech Enterprise” and was still able to apply the preferential income tax rate of 15% for the three years ended December 31, 2016. In 2014, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the two years ended December 31, 2014. Thus, E-Sun Sky Network complied with the lower preferential tax rate of 10% in 2013 and 2014, and complied with the preferential tax rate of 15% in 2015 due to the expiration of the “Key Software Enterprise” certificate.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

13.	INCOME TAXES (continued)

PRC (continued)

In March 2011, E-Sun Sky Computer obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2011 was the first year of EIT exemption for E-Sun Sky Computer. E-Sun Sky Computer is subject to EIT at the rate of 12.5%, 12.5% and 12.5% in 2013, 2014 and 2015, respectively.

In June 2013, Guangtiandi Technology obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2015 was the first year of a half reduction for Guangtiandi Technology. Guangtiandi Technology is subject to EIT at the rate of 0%, 0% and 12.5% in 2013, 2014 and 2015, respectively.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry”. According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15% for the year ended December 31, 2014 and 2015. Additionally, Lhasa Yicai is also exempt from provincial allocated corporate income tax during January 1, 2015 to December 31, 2017 according to local tax law.

In September 2015, Shangmeng Services obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2015. Thus, Shangmeng Services is subject to the preferential tax rate of 15% for the year ended December 31, 2015.

Income (loss) before income taxes consists of:

	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Cayman Islands	(32,227)	(94,331)	(163,416)	(25,227)
British Virgin Islands	(12)	(4)	-	-
USA	-	-	(2,320)	(358)
Hong Kong	(297)	(838)	(1,470)	(227)
PRC	62,296	260,209	(115,034)	(17,758)

	29,760	165,036	(282,240)	(43,570)

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

13.	INCOME TAXES (continued)

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive income (loss) are as follows:

	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Current tax expense	(20,839)	(31,918)	(1,890)	(292)
Deferred tax benefit (expense)	97,133	23,931	(40,079)	(6,187)

Income tax benefit (expense)	76,294	(7,987)	(41,969)	(6,479)

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax (benefit) expense is as follows:

	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Income (loss) before income taxes	29,760	165,036	(282,240)	(43,570)
Income tax computed at applicable tax rates (25%)	7,440	41,259	(70,560)	(10,893)
Effect of different tax rates in different jurisdictions	8,134	1,313	1,206	186
Non-deductible expenses	15,810	28,103	47,324	7,306
Effect of tax holiday	(942)	(16,170)	-	-
Effect of tax rate changes	(15,581)	(38,747)	(24,125)	(3,724)
Change in valuation allowance	(1,900)	18	88,661	13,687
Changes in interest and penalties on unrecognized tax benefits	2,222	(349)	3,920	605
Effect of EIT reversal for previous years	(2,242)	(5,799)	(2,099)	(324)
Research and development super-deduction	(499)	(1,959)	(2,363)	(365)
Outside basis differences	(88,796)	-	-	-
Others	60	318	5	1
	(76,294)	7,987	41,969	6,479

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

13.	INCOME TAXES (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Balance at beginning of year	11,577	27,405	38,901	6,005
Increase relating to current year tax positions	18,843	18,014	7,496	1,157
Decrease relating to prior year tax positions	(2,955)	(5,202)	(1,119)	(173)
Decrease relating to expiration of applicable statute of limitations	(60)	(1,316)	(2,295)	(354)

Balance at end of year	27,405	38,901	42,983	6,635

At December 31, 2013, 2014 AND 2015, there are RMB14,342, RMB13,067 and RMB13,985 (US$2,159) of unrecognized tax benefits that would affect the annual effective tax rate if recognized. The unrecognized tax benefits mainly related to non-deductible expenses. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, pending factors such as changes in PRC tax law or administrative practices and precedents, or tax authority inquiries. An estimate of the change cannot be reasonably made.

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in taxation expenses. During the years ended December 31, 2013, 2014 and 2015, the Group recognized approximately RMB2,463, RMB2,119 and RMB4,534 (US$700) and reversed approximately RMB241, RMB2,469 and RMB614 (US$95) in interest and penalties. The Group had accrued approximately RMB3,313, RMB2,963 and RMB6,884 (US$1,063) for the payment of interest and penalties as of December 31, 2013, 2014 and 2015, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Group’s tax filings. As of December 31, 2015, the PRC subsidiaries 2012 to 2015 tax returns remain open to examination.

The aggregate amount and per share effect of tax holidays are as follows:

	2013	2014	2015	2015
	RMB	RMB	RMB	US$

The aggregate amount	942	16,170	-	-
The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares outstanding
Basic	-	0.05	-	-

Diluted	-	0.05	-	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

13.	INCOME TAXES (continued)

The components of deferred taxes are as follows:

	2014	2015	2015
	RMB	RMB	US$

Deferred tax assets, current portion
Accrued payroll and welfare payable	3,631	2,382	368
Advertising expenditure deductible in future years	33,466
Deferred government grants	2,597	1,764	272
Bad debt provision	-	2,977	460
Changes in fair value of the Structured deposit	169	-	-
Less: valuation allowance	(102)	(7,123)	(1,100)

Total deferred tax assets, current portion	39,761	-	-

Deferred tax assets, non-current portion
Advertising expenditure deductible in future years	-	65,305	10,081
Deferred government grants	-	1,217	188
Loss from equity method investment	-	102	16
Net operating losses (“NOLs”)	1,438	16,111	2,487
Less: valuation allowance	(1,095)	(82,735)	(12,772)

Total deferred tax assets, non-current portion	343	-	-

Deferred tax liabilities, non-current portion
Online payment and other licenses arisen from business combination	-	(13,411)	(2,070)

Total deferred tax liabilities, non-current portion	-	(13,411)	(2,070)

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2015, the Group had NOLs of approximately RMB98,098 (US$15,143) from several of its VIEs, which can be carried forward to offset future net profit for income tax purposes. The NOLs as of December 31, 2015 will expire in years 2016 to 2020 if not utilized.

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

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB542,027 and RMB427,340 (US$65,970) as of December 31, 2014 and 2015, respectively. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. The related unrecognized deferred tax liabilities were approximately RMB54,203 and RMB42,734 (US$6,597), respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

14.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately RMB8,848, RMB 10,042 and RMB12,587 (US$1,942) for the years ended December 31, 2013, 2014 AND 2015, respectively.

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

On June 29, 2015, the Company granted 200,000 share options to a director with an exercise price of US$1.00 per share. For these awards, 66,670 options will be vested upon the first anniversary of the grant date, 66,670 options will be vested upon the second anniversary of the grant date, and 66,660 options will be vested upon the third anniversary of the grant date.

A summary of share option activity and related information for the year ended December 31, 2015 is as follows:

Share options granted to employees and directors

	Number of option	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	US$	(Years)	US$’000

Outstanding, January 1, 2015	43,139,120	2.64	1.19	4.4
Granted	200,000	2.55	1.07
Forfeited	(6,000)	0.20	0.38
Exercised	(5,274,480)	0.30	0.34
Outstanding, December 31, 2015	38,058,640	0.90	1.24	3.33	42,285
Vested and expected to vest at December 31, 2015	37,675,960	0.91	1.53	3.31	41,593
Exercisable at December 31, 2015	9,109,351	0.57	1.02	4.04	13,103

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as of December 31, 2015 and the exercise price. Total intrinsic value of options granted to employees and directors exercised for the years ended December 31, 2014 and 2015 were RMB90,196 and RMB49,625 (US$7,661), respectively. No share options granted to the consultants were exercised during the years ended December 31, 2015.

On June 8, 2012 (the “First Modification Date”), the Company modified the exercise price of both vested and unvested 13,740,000 options that were previously granted to 88 employees, from US$0.4 to US$0.2. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$670, which was measured as the excess of the fair value of the modified award of US$3,460 over the fair value of the original award of US$2,790 at the First Modification Date.

The total compensation cost measured at the First Modification Date was US$2,214, representing the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at the First Modification Date of US$1,544 and the incremental compensation cost resulting from the modification of US$670.

The incremental compensation cost of US$178 for vested options was recognized immediately at the First Modification Date, while the compensation cost of US$2,036 for unvested options is being amortized on an accelerated basis over the remaining vesting term of the original award.

On March 19, 2015 (the “Second Modification Date”), the Company modified the exercise price of the share options granted on June 19, 2014 from US$3.232 (US$32.32 per ADS) to US$1.00 (US$10.00 per ADS). The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$11,197, which was measured as the excess of the fair value of the modified award of US$15,390 over the fair value of the original award of US$4,193 at the Second Modification Date.

The total compensation cost measured at the Second Modification Date was US$39,829, representing the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at the Second Modification Date of US$28,632 and the incremental compensation cost resulting from the modification of US$11,197.

The incremental compensation cost of US$213 for vested options was recognized immediately at the Second Modification Date, while the compensation cost of US$39,616 for unvested options is being amortized on an accelerated basis over the remaining vesting term of the original award.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

As of December 31, 2015, there was RMB133,322 (US$20,581) of unvested share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized over a weighted-average vesting period of 2.4 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

As the share options granted to the consultants were fully vested at the grant date, the related compensation expenses were fully recognized in the consolidated statement of comprehensive income (loss) at the grant date.

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

	For the years ended December 31
	2013	2014	2015

Expected volatility	49.86%	50.39%~54.38%	51.96%~56.23%
Risk-free interest rate	2.60%	0.65%~1.64%	1.06%~1.64%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%	0.00%~5.00%	0.00%
Suboptimal early exercise factor	2.2	2.2~2.8	2.8

The total fair value of the vested equity awards granted to the employees and directors during the years ended December 31, 2013, 2014 and 2015 were RMB11,457 (US$1,893), RMB21,946 (US$ 3,537) and RMB 63,200 (US$ 9,756), respectively.

The exercise price of options granted during the years 2014 and 2015, equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value per share granted to employees and directors during the year ended December 31, 2014, and 2015 were US$1.35 and US$1.07, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

Total share-based compensation expenses relating to options granted to employees and directors for the years ended December 31, 2013, 2014 and 2015 are included in:

	For the year ended December 31, 2013
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	113	-	113	18
Sales and marketing	390	-	390	63
General and administrative	6,178	-	6,178	996
Service development expenses	880	-	880	142

	7,561	-	7,561	1,219

	For the year ended December 31, 2014
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	1,478	-	1,478	238
Sales and marketing	6,619	-	6,619	1,067
General and administrative	62,984	7,786	70,770	11,406
Service development expenses	11,055	-	11,055	1,782

	82,136	7,786	89,922	14,493

	For the year ended December 31, 2015
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	3,052	-	3,052	471
Sales and marketing	13,771	-	13,771	2,126
General and administrative	109,940	9,062	119,002	18,371
Service development expenses	22,804	-	22,804	3,520

	149,567	9,062	158,629	24,488

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

16.	RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Group

Shenzhen Bozhi Consulting Co., Ltd.	Entity controlled by the Chairman of the Company *
Delite Limited	Shareholder of the Company

*    Mr Man San Law

(b)	The balances with Delite Limited and Shenzhen Bozhi Consulting Co. Ltd. were settled prior to the completion of IPO in 2013.

17	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

	RMB	US$

2016	5,396	833
2017	3,931	607
2018	3,865	597
2019	1,664	258
2020 and thereafter	-	-

	14,856	2,294

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties. For the years ended December 31, 2013, 2014 and 2015, total rental expenses for all operating leases amounted to approximately RMB4,931, RMB5,279 and RMB4,013 (US$620), respectively.

Income taxes

As of December 31, 2014 and 2015, the Group has recognized approximately RMB40,287 and RMB41,981 (US$6,481), respectively, as an accrual for unrecognized tax benefits, including related interest and penalties. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2014, and 2015, the Group classified the accrual of RMB40,287 and RMB41,981 (US$6,481), respectively, as a long-term payable.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

17	COMMITMENTS AND CONTINGENCIES (continued)

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

Guarantees

The Group accounts for guarantees in accordance with ASC topic 460 (“ASC 460”), Guarantees. Accordingly, the Group evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

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

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2014 and 2015.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

18.	EARNINGS (LOSSES) PER SHARE

Basic and diluted earnings per share for each of the years presented is calculated as follows:

	For the years ended
	2013		2014		2015
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B

Earnings (losses) per share—basic:
Numerator:
Allocation of net income (loss) attributable to 500.com Limited’s ordinary shareholders used in calculating income per ordinary share—basic	2,758	103,296	74,478	82,571	(247,664)	(38,233)	(76,233)	(11,768)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (losses) per share	6,198,153	232,144,532	161,137,587	178,645,232	294,836,665	294,836,665	90,753,548	90,753,548
Denominator used for earnings (losses) per share	6,198,153	232,144,532	161,137,587	178,645,232	294,836,665	294,836,665	90,753,548	90,753,548
Earnings (losses) per share—basic	0.45	0.45	0.46	0.46	(0.84)	(0.13)	(0.84)	(0.13)

Earnings (losses) per share—diluted:
Numerator:
Allocation of net income (loss) attributable to 500.com Limited’s ordinary shareholders used in calculating income per ordinary share— diluted	10,875	95,179	78,445	78,604	(247,664)	(38,233)	(76,233)	(11,768)
Reallocation of net income (loss) attributable to 500.com Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	95,179	-	78,604	-	(76,233)	(11,768)	-	-
Net income (loss) attributable to ordinary shareholders	106,054	95,179	157,049	78,604	(323,897)	(50,001)	(76,233)	(11,768)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	6,198,153	232,144,532	161,137,587	178,645,232	294,836,665	294,836,665	90,753,548	90,753,548
Conversion of Class B to Class A ordinary shares	232,144,532	-	178,645,232	-	90,753,548	90,753,548	-	-
Share options	21,386,682	-	18,065,885	-	-	-	-	-
Denominator used for earnings (losses) per share	259,729,367	232,144,532	357,848,704	178,645,232	385,590,213	385,590,213	90,753,548	90,753,548
Earnings (losses) per share—diluted	0.41	0.41	0.44	0.44	(0.84)	(0.13)	(0.84)	(0.13)

Earnings per ADS:
Denominator used for earnings (losses) per ADS - basic	619,815	-	16,113,759	-	29,483,667	29,483,667	-	-
Denominator used for earnings (losses) per ADS - diluted	25,972,937	-	35,784,870	-	38,599,021	38,599,021	-	-
Earnings (losses) per ADS – basic	4.45	-	4.62	-	(8.40)	(1.30)	-	-
Earnings (losses) per ADS – diluted	4.08	-	4.39	-	(8.40)	(1.30)	-	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

19.	ORDINARY SHARES

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

Additionally, the Company issued 19,230,769 and 11,538,462 Class B ordinary shares as a result of the conversion of the convertible note (Note 11) and the concurrent private placement for an aggregate consideration of US$15,000, respectively. As of December 31, 2013, 66,539,000 and 262,197,451 Class A and Class B ordinary shares were issued and outstanding, respectively.

In 2014, 22,742,660 share options were exercised at the exercise prices of US$0.2 to US$0.4 per share, resulting in the issuance of 22,742,660 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$8,107. As of December 31, 2014, 254,844,582 and 96,634,529 Class A and Class B ordinary shares were issued and outstanding, respectively.

In 2015, 5,274,480 share options were exercised at the exercise prices of US$0.2 to US$1.0 per share, resulting in the issuance of 5,274,480 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$2,960. Additionally, the Company issued 63,500,500 Class A ordinary shares to a shareholder for an aggregate consideration of US$123,391. The Company repurchased 1,220,000 Class A ordinary shares for a consideration of US$1,434. As of December 31, 2015, 334,034,932 and 84,999,159 Class A and Class B ordinary shares were issued and outstanding, respectively

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

20.	FAIR VALUE MEASUREMENT

In accordance with ASC 820, the Group measures the fair value of the Structured deposit with foreign currency contract component (Note 5) using an income approach based on other inputs that are observable (Level 2) in the market.

The Group measures certain financial assets, including cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

Assets measured or disclosed at fair value are summarized below:

		Fair value measurement at December 31, 2014
	Total fair value at December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Fair value disclosure
Cash equivalents
Fixed-rate investments	80,000	-	80,000	-
Adjustable-rate investments	30,000	-	30,000	-
Time deposits	415,903	-	415,903	-
Total	525,903	-	525,903	-

Fair value measurement
Recurring
Structured deposit (Note 5)	70,182	-	70,182	-
Total	70,182	-	70,182	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

20.	FAIR VALUE MEASUREMENT (continued)

Assets measured or disclosed at fair value are summarized below:

			Fair value measurement at December 31, 2015
	Total fair value at December 31, 2015		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
Fair value disclosure
Cash equivalents
Fixed-rate investments	240,646	37,149	-	240,646	-
Adjustable-rate investments	42,501	6,561	-	42,501	-
Time deposits	1,220,797	188,459	-	1,220,797	-
Total	1,503,944	232,169	-	1,503,944	-

Fair value measurement
Recurring
Structured deposit (Note 5)	45,540	7,030	-	45,540	-
Total	45,540	7,030	-	45,540	-

21.	SEGMENT REPORTING

The Group engages primarily in the online lottery purchase services in the PRC. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. In accordance with ASC topic 280 Segment Reporting, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s consolidated results. As a result, the Group has only one reportable segment. The Group operates and manages its business as a single segment mainly through the provision of a single class of services for accelerating and improving the processing the lottery orders over the internet. The Group does not distinguish between markets or segments for the purpose of internal reports.

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

Issuance of share options

In January 2016, the Company’s board of directors approved a share option agreement. According to the share option agreement, the Company will grant 100,000 Class A ordinary shares at an exercise price of US$1.85 and 250,000 Class A ordinary shares at an exercise price of US$2.00, to the directors and employees, respectively.

Share repurchase program

In February 2016, the Company’s board of directors approved a share repurchase program, which authorized the purchase of up to US$30 million of the Company’s outstanding ADSs. The Company subsequently repurchased 582,500 ADSs for a total consideration of US$9.6 million in March 2016.

Legal and administrative proceedings

On February 27, 2015, a purported stockholder class action lawsuit consisting of purchasers of the Company’s ADSs during the period between November 22, 2013 and February 25, 2015, captioned Fragala v. 500.com Limited, et al., Case No. 15-CV-1463-MMM (E), was filed in the U.S. District Court for the Central District of California (the “Court”), against the Company, certain of the Company’s executive officers, and the underwriters for the Company’s initial public offering (collectively the “Defendants”). The complaint alleges that the prospectus, registration statements, and other filings with the U.S. Securities and Exchange Commission (“SEC”) from October 22, 2013 to February 23, 2015 contained materially false and misleading information in violation of the federal securities laws. After various amendments to the lawsuit and moves to dismiss the case by the plaintiff and the Defendants, respectively, on March 15, 2016, the Court denied the defendants’ motion to dismiss, stating that the issues raised in the motion are more appropriately resolved on a motion for summary judgment.

Disposal of Investment in Sumpay.cn

On March 31, 2016, the Group announced that it has disposed of its 63% equity interest in Sumpay.cn for a total consideration of RMB359,100. According to the purchase agreement to be filed with Zhejiang Administration of Industry & Commerce (“AIC”), 20% of the total consideration, i.e. RMB71,820, will be transferred immediately to the Group by the acquirer, and the remaining 80%, i.e. RMB287,280, will be settled within 10 days after Sumpay.cn successfully renews its online payment license in 2016.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiary E-Sun Sky Computer and VIEs are restricted in their ability to transfer certain of its net assets to the Company in the form of dividend payments, loans and/or advances. The amounts restricted include paid up capital, retained earnings and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB474,093 (US$73,187) as of December 31, 2015. The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	93,748	20,594	3,179
Time deposits	372,450	1,025,989	158,385
Other current assets	5,964	5,246	789
Amounts due from intergroup companies	51,178	252,816	39,049

Total current assets	523,340	1,304,645	201,402

Non-current assets:
Investment in subsidiaries and VIEs	619,032	485,874	75,006
Property and equipment, net	462	402	62

Total non-current assets	619,494	486,276	75,068

TOTAL ASSETS	1,142,834	1,790,921	276,470
F-69

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed balance sheets (continued)

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	62	145	22
Accrued expenses and other liabilities	11,217	8,736	1,347
Amounts due to intergroup companies	13,933	14,177	2,189

Total current liabilities	25,212	23,058	3,558

TOTAL LIABILITIES	25,212	23,058	3,558

Shareholders’ equity:
Class A Ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2014 and 2015; 254,844,582 and 334,034,932 shares issued and outstanding as of December 31, 2014 and 2015, respectively	85	110	17
Class B Ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2014 and 2015; 96,634,529 and 84,999,159 shares issued and outstanding as of December 31,2014 and 2015, respectively	36	32	5
Additional paid-in capital	1,106,234	2,022,369	312,200
Treasury shares	-	(8,773)	(1,354)
Accumulated other comprehensive income	22,637	89,488	13,815
Accumulated deficit	(11,370)	(335,363)	(51,771)

Total shareholder’s equity	1,117,622	1,767,863	272,912

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,142,834	1,790,921	276,470

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Net Revenues	-	-	-	-
Operating expenses:
Sales and marketing	-	(214)	(330)	(51)
General and administrative	(952)	(11,875)	(13,160)	(2,032)
Write-off of deferred offering expenses	-	(3,241)	-	-

Total operating expenses	(952)	(15,330)	(13,490)	(2,083)

Operating loss	(952)	(15,330)	(13,490)	(2,083)
Interest income	246	10,920	8,703	1,344
Interest expense	(4,712)	-	-	-
Changes in fair value of derivative component of the convertible note	(26,809)	-	-	-
Equity in profits (losses) of subsidiaries and VIEs	120,741	161,459	(319,110)	(49,262)

Income (loss) before income tax	88,514	157,049	(323,897)	(50,001)
Income tax benefit	17,540	-	-	-

Net income (loss)	106,054	157,049	(323,897)	(50,001)

Other comprehensive income (loss)
Foreign currency translation (loss) gain	(5,496)	12,145	66,851	10,320

Comprehensive income (loss)	100,558	169,194	(257,046)	(39,681)

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of cash flows

	For the years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Net cash generated from (used in) operating activities	7,387	(26,721)	(2,266)	(350)
Net cash used in investing activities	(116,035)	(293,289)	(865,971)	(133,683)
Net cash generated from financing activities	479,896	42,315	748,755	115,588
Effect of exchange rate changes on cash and cash equivalents	(4,812)	1,507	46,328	7,152
Net increase (decrease) in cash and cash equivalents	366,436	(276,188)	(73,154)	(11,293)
Cash and cash equivalents at beginning of the year	3,500	369,936	93,748	14,472
Cash and cash equivalents at end of the year	369,936	93,748	20,594	3,179

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company used the equity method to account for its investment in its subsidiaries and VIEs.

The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Equity in profits (losses) of subsidiaries and VIEs” on the condensed statements of comprehensive income (loss). Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Group’s consolidated financial statements.

