Form 20-F
period 2016-12-31
500.com Ltd
filed 2017-04-28
CIK 1517496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

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

335,494,792 Class A ordinary shares and 74,400,299 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2016.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

†  The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ten ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“We,” “us,” “our company” and “our” are to 500.com Limited, its predecessor entities and its consolidated affiliated subsidiaries;

•	“ordinary shares” are to our ordinary shares, par value US$0.00005 per share;

•	“consolidated affiliated entities” refer to our consolidated affiliated entities, namely, Shenzhen E-Sun Network Co., Ltd., or E-Sun Network, Shenzhen Youlanguang Science and Technology Co., Ltd., or Youlanguang Technology, Shenzhen Guangtiandi Technology Co., Ltd., or Guangtiandi Technology, and Shenzhen Tongfu Technology Co., Ltd., or Tongfu Technology, and where required by the context, Shenzhen E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network; Shenzhen Wubai Zhifu Co., Ltd., or 500Fu, Lhasa Yicai Network Technology Co., Ltd., or Lhasa Yicai, Shenzhen Yicai Network Technology Co., Ltd., or Shenzhen Yicai, and Shenzhen Caiyu Hudong Technology Co., Ltd., or Shenzhen Caiyu, the wholly owned subsidiaries of E-Sun Sky Network; Shenzhen Fenggu Network Technology Co., Ltd., or Shenzhen Fenggu, the wholly owned subsidiaries of Shenzhen Yicai; Beijing Baifengrun Technology Co., Ltd., or Baifengrun Technology, the wholly owned subsidiary of Guangtiandi Technology; Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd., or Shenzhen Kaisheng, and Shenzhen Qufan Network Technology Co., Ltd., or Shenzhen Qufan, both 51% owned subsidiaries of Guangtiandi Technology.; and Zhejiang Shangmeng Technology Co., Ltd, or Sumpay.cn, a subsidiary owned by Tongfu Technology; Shangmeng Business Services Co., Ltd., or Shangmeng Services, and Hangzhou Laiqi Information Technology Co., Ltd., or Hangzhou Laiqi, the wholly owned subsidiaries of Sumpay.cn ( Sumpay.cn, Shangmeng Services and Hangzhou Laiqi subsequently have been disposed of on May 20, 2016).

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

1

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income (Loss) Data:

Net Revenues	171,527	259,534	579,717	99,552	10,928	1,574
Operating costs and expenses:
Cost of services	(18,476)	(27,818)	(53,909)	(24,355)	(14,141)	(2,037)
Sales and marketing	(45,794)	(84,596)	(173,883)	(87,022)	(44,921)	(6,470)
General and administrative	(57,784)	(73,190)	(156,309)	(232,244)	(247,688)	(35,674)
Service development expenses	(26,571)	(28,686)	(59,398)	(63,296)	(71,595)	(10,312)
Write-off of deferred offering expenses	(6,404)	—	(3,241)	—	—	—

Total operating expenses	(155,029)	(214,290)	(446,740)	(406,917)	(378,345)	(54,493)
Other operating income	4,193	14,560	17,414	6,910	2,732	393
Government grant	2,242	2,792	3,643	2,022	10,017	1,443
Indemnity cost	—	—	—	—	(9,979)	(1,500)
Other operating expenses	(1,821)	(2,678)	(4,527)	(2,975)	(1,915)	(213)

Operating profit (loss)	21,112	59,918	149,507	(301,408)	(366,562)	(52,796)
Interest income	1,132	2,058	17,009	20,589	23,859	3,436
Interest expense	—	(5,407)	(356)	(2,138)	—	—
Loss from equity method investments	—	—	—	(407)	(406)	(58)
Change in fair value of derivative component of the convertible note	—	(26,809)	—	—	—	—
Changes in fair value of the structured deposit	—	—	(1,124)	1,124	—	—
Gain from disposal of subsidiaries	—	—	—	—	136,914	19,720

Income (loss) before income tax	22,244	29,760	165,036	(282,240)	(206,195)	(29,698)
Income tax (expenses) benefit	(18,001)	76,294	(7,987)	(41,969)	(3,057)	(440)

Net income (loss)	4,243	106,054	157,049	(324,209)	(209,252)	(30,138)
Less: Net loss attributable to the non-controlling interests	—	—	—	(312)	(6,287)	(906)
Net income (loss) attributable to 500.com Limited	4,243	106,054	157,049	(323,897)	(202,965)	(29,232)

Other comprehensive income (loss)
Foreign currency translation gain (loss)	58	(5,496)	12,145	66,851	82,347	11,860
Change in fair value of available for sale investments	—	—	—	—	754	109
Other Comprehensive Income (loss), net of tax	58	(5,496)	12,145	66,851	83,101	11,969

Comprehensive Income (loss)	4,301	100,558	169,194	(257,358)	(126,151)	(18,169)
Less: Comprehensive loss attributable to noncontrolling interests	—	—	—	(312)	(6,287)	(906)
Comprehensive income (loss) attributable to 500.com Limited	4,301	100,558	169,194	(257,046)	(119,864)	(17,263)

Earnings (losses) per share attributable to 500.com Limited
Basic	0.02	0.45	0.46	(0.84)	(0.49)	(0.07)
Diluted	0.02	0.41	0.44	(0.84)	(0.49)	(0.07)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	229,374,777	238,342,685	339,782,819	385,590,213	414,872,756	414,872,756
Diluted	233,678,481	259,729,367	357,848,704	385,590,213	414,872,756	414,872,756

Non-GAAP financial data(1)
Net income (loss) attributable to 500.com Limited	4,243	106,054	157,049	(323,897)	(202,965)	(29,232)
Adjustment for share-based compensation expenses	13,704	7,561	89,922	158,628	163,341	23,526
Adjustment for deferred tax expense relating to outside basis differences	11,919	(88,796)	—	—	—	—
Adjustment for deferred tax expense relating to valuation allowance	—	—	—	40,105	—	—
Adjustment for changes in fair value of the derivative component of the convertible note	—	26,809	—	—	—	—
Adjustment for interest expense relating to the convertible note	—	3,933	—	—	—	—
Adjusted net income (loss) attributable to 500.com Limited (non-GAAP)	29,866	55,561	246,971	(125,164)	(39,624)	(5,706)

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation, deferred tax expenses/(profit) relating to outside basis differences and valuation allowance in our consolidated affiliated entities and costs incurred on convertible note. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.
3

The following table sets forth our selected consolidated balance sheet data as of the indicated dates:

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:

Total current assets	329,821	909,876	1,256,403	1,712,086	1,707,032	245,861
Total assets	379,343	958,300	1,319,692	2,084,497	2,076,892	299,134
Total current liabilities	281,315	118,567	157,876	157,822	209,475	30,170
Total liabilities	381,963	148,880	202,070	218,161	268,849	38,721
Total 500.com Limited shareholders’ (deficit) equity	(2,620)	809,420	1,117,622	1,767,863	1,709,531	246,224
Total shareholders’ (deficit) equity	(2,620)	809,420	1,117,622	1,866,336	1,808,043	260,413
Total liabilities and shareholders’ equity	379,343	958,300	1,319,692	2,084,497	2,076,892	299,134

The following tables set forth our user information and their purchase amounts of the sports lottery sales business during the indicated years:

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Active Accounts(1):
Newly Registered Accounts(2)	430	1,180	5,855	485	—
Existing Accounts(3)	518	327	681	372	—

Total	948	1,507	6,536	857	—

	Year ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Purchase Amount:
Newly Registered Accounts(2)	374,005	1,214,920	3,682,185	161,351	—	—
Existing Accounts(3)	1,299,493	1,831,590	3,468,394	1,144,174	—	—

Total	1,673,498	3,046,510	7,150,579	1,305,525	—	—

(1)	Defined as registered accounts which made at least one purchase during the year.
(2)	Defined as accounts registered during the year.
(3)	Defined as accounts registered prior to the year.

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 31, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 21, 2017, the noon buying rate was RMB6.8845 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate (Renminbi per US Dollar)(1)
	Period End	Average (2)	Low	High
Period	(RMB per US$1.00)

2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1497	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 21, 2017)	6.8845	6.8871	6.8988	6.8778

(1)	The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

During our 16-year history of providing online lottery sales services, we have encountered a number of significant changes on interpretations and implementation of the rules and regulations in respect of the provision of these services as further described below,

Operations under the Implementing Rules. On September 26, 2010, the MOF issued the Interim Measures for the Administration of Online Sales of Lottery, or the Interim Measures, which allows qualified service providers to provide online lottery sales services after obtaining the approval by and the operating permit from the MOF. On January 18, 2012, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of China jointly promulgated the Implementing Rules of Regulation on Administration of Lottery, or the Implementing Rules, which set forth, among other things, detailed requirements and qualifications for the approvals to conduct online lottery sales. For a description of relevant PRC laws and regulations on online lottery services, see “Item 4B. Business Overview—Regulation on Lottery Services Industry and Online Lottery Sales.” Applications were submitted to the MOF in connection with the qualifications and approvals of our online lottery sales services for both sports and welfare lottery products provided on our websites, in accordance with the new measures.

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

We may not be able to continuously enhance our existing games and player experience and launch high-quality new games and services, which will materially and adversely affect our ability to continue to retain existing players and attract new players.

The growth of our mobile gaming business depends on our ability to attract new players and retain existing players. In order to maintain and expand our player base, we must continue to invest significant resources in research and development to enhance our existing games and launch new and high-quality games. Our ability to successfully launch, operate and expand our games to attract and retain players largely depends on many factors, including our ability to anticipate and effectively respond to changing player interests and preferences, anticipate and respond to changes in the competitive landscape, and develop and offer games that are fun, interesting and compelling to play. Although our games are based on long-lifespan classic card and board games, we cannot guarantee that our games will continue to maintain their current level of popularity, or rapidly changing industry trends and player preferences will not render our games obsolete over time. If we are unable to anticipate and respond to player interests and preferences or industry changes to enhance our games, or if we are unable to launch new games, our player base may not increase at the rate we anticipate, or at all, and it may even decrease. As a result, our business, prospects, financial condition and results of operations may be materially and adversely affected.

In addition, in order to attract and retain players, we must also devote significant resources to enhancing our player experience on an on-going basis. We must enhance the functions and technical and artistic features of our games in a manner that appeals to our demographically diverse players, and ensure the reliability of our game operating systems. If we fail to continuously enhance our player experience by anticipating and effectively responding to their different tastes, preferences and needs, or if we fail to provide superior customer service or address player complaints in a timely manner, we may lose existing players and fail to attract new players, and our business, results of operations and growth prospects will be materially and adversely affected.

All our revenues from mobile gaming business were generated from sales of virtual items. If we are unable to effectively market and price these virtual items, or if this business model ceases to be commercially successful, our results of operations, financial condition and business prospects could be materially and adversely affected.

All of our games are free to play, and we generate all of our mobile gaming revenues from sales of virtual items, including virtual tokens and other virtual items. The success of this business model largely depends upon whether we can attract game players to play our games and, even more importantly, whether we can successfully encourage more players to purchase virtual items and more paying players to increase their in-game purchases. We may not be able to market and price our virtual items effectively, or we may fail to accurately identify and introduce new and popular virtual items or price them properly. In addition, this business model may cease to be commercially successful. There is no assurance that a sufficiently broad base of game players will continue to accept this model or that a new, competing business model will not emerge. If we fail to continue to monetize our player base through sales of in-game virtual items, our business, financial condition and prospects may be materially and adversely affected.

Our games may become subject to laws and regulations of the PRC. We cannot guarantee you that such laws and regulations would not apply to us or be interpreted in ways that could affect our business.

We may face risks and uncertainties posed by local political, regulatory and religious environments and failure to compliance with regulatory restrictions may expose us to fines, penalties and liabilities. Even though we believe that our card games do not constitute gambling, but are casual online games as our virtual items can only be used in our games, cannot be cashed out and have no monetary value outside our games, we are required to continuously comply with laws and regulations in the PRC concerning content, operation and offering of such activities and games. As of the date of this report, our games had never been challenged or subject to any regulatory actions by any governmental authorities in the PRC. However, there is no assurance that our games will not be deemed as illegal or inappropriate by the PRC government. Similarly, there is no assurance that our game business will not be challenged or subject to any regulatory actions in any of our existing or future markets. If we are unable to offer any of our existing or new games in any of our target markets due to regulatory restrictions, our business, international expansion and growth prospects may be significantly harmed.

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

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, substantially all of our revenues were generated from service fees paid to us by a few provincial lottery administration centers. We have entered into non-exclusive service agreements with these lottery centers for terms of one year or five years, and the lottery administration centers may choose to enter into similar arrangements with other service providers. We have long-term, mutually beneficial partnerships with a few provincial lottery administration centers, such as Jiangxi Sports Lottery Administration Center. The service fees received from the lottery administration centers represent revenues recognized before the reduction of incentives paid to users and the residual amount of lottery pool contributed by us to the lottery centers. We have a service agreement with Jiangxi Sports Lottery Administration Center that is effective until March 2018 and renewable upon expiration, but Jiangxi Sports Lottery Administration Center can terminate its agreement with us for various reasons or decide not to renew the agreement upon expiration. For example, the service agreement provides that the Jiangxi Sports Lottery Administration Center has the right to monitor our operations and unilaterally terminate the service agreement if we violate relevant laws and regulations. If any of the provincial sports lottery administration centers terminates or decides not to renew its agreement with us, or if the agreement is amended to our disfavor, this could have an adverse effect on our business, results of operations and prospects, and we could lose a substantial portion of our revenues.

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

Online commodity spot trading is a highly regulated industry and any regulatory change may result in changes in trading models and trading rules of the exchanges, which could adversely affect our business and prospects.

As a relatively new industry, online spot commodity trading industry in China has undergone and continues to undergo significant changes in its regulatory regime. On November 11, 2011, the State Council issued Decision of the State Council on Straightening Out and Rectifying Various Types of Trading Venues to Effectively Prevent Financial Risks, or Circular 38. On July 12, 2012, the general office of the State Council issued the Implementation Opinions on Straightening Out and Rectifying Various Types of Trading Venues, or Circular 37, to further regulate various trading exchanges established with approval from provincial or other local governments. Pursuant to Circular 37, each of the provincial governments shall conduct inspection of trading exchanges within its jurisdiction based on the guidance of Circulars 38 and 37. Exchanges that are not in compliance may be banned from launching new products, be ordered to make rectification or even be shut down.

The Shanghai Gold Exchange that we plan to focus our operation on, is not subject to such provincial inspection as a national exchange. However, different provincial governments and different departments of the central government may have different interpretations and implementation practices of Circulars 38 and 37. If the Shanghai Gold Exchange were to be found non-compliant under Circulars 38 and 37, and were to be required to change or adjust its trading models or rules accordingly, our operation on that exchange may become less profitable or even infeasible. We may have to transfer our business and customers to other exchanges, which may result in extra expenses and adversely affect our customers' trading experience as well as our results of operations and financial condition. If we decide to continue to operate on that exchange, we may need to adjust our business model or our business on that exchange may become less profitable both in the short term and in the long term.

Apart from Circulars 38 and 37, the State Council and provincial governments may adopt new or revise current laws and regulations, and the interpretation and implementation of such laws and regulations may vary from one locality to another. For example, the government may impose restrictions on the commodities available for trading, limit the maximum leverage ratios or trading frequencies for certain commodities, impose qualification requirements on individual investors who can trade certain commodities, or require physical settlement of spot commodity transactions. The government may even prohibit online spot trading of certain commodities. Complying with these regulations and rules could potentially make it not feasible for us to continue with certain businesses that we currently engage in or reduce our customer trading volume or customer base, thus materially and adversely affecting our revenue and business prospects.

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

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, 8 prizes of over RMB10 million, 76 prizes of RMB5 million to RMB10 million, and 570 prizes of RMB1 million to RMB5 million had been awarded to users who purchased their lottery products using our online lottery service platform. Our users’ record of winnings is one of the factors contributing to our ability to attract new users and retain existing users. Winning of number-based lotteries arise purely by chance during the lottery draws. No assurance can be given that there will not be long periods in the future without any of our users winning a prize of significant amount, which could lead to a reduction in user activity and therefore a shortfall in our revenue and profit.

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

We process our users’ personal data (including name, address, age, bank details and lottery purchase history) as part of our business and therefore must comply with data protection laws in China. Data protection laws restrict our ability to collect and use personal information relating to our users and potential users. Notwithstanding our IT and data security and other systems, we may not be effective in detecting any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses and cybercrime. We are exposed to the risk that personal data could be wrongfully accessed and/or used, whether by employees, users or other third parties, or otherwise lost or disclosed or processed in breach of data protection laws. If we or any of the third party service providers whom we rely on fail to transmit user information and payment details online in a secure manner or if any such theft or loss of personal user data were to otherwise occur, it could subject us to liabilities under the data protection laws or result in the loss of the goodwill of our users.

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

Our success is dependent upon the expertise and continued service of our senior management and other key personnel. Our CEO, Mr. Zhengming Pan, who has substantial experiences in management and corporate finance, is also crucial to our operations and development. Most of our senior management team members have 16 years of experience in information technology or Internet related industries. They are crucial to our smooth operation and continued innovation. In addition, we rely on a limited number of specialized staff members in certain areas of our IT operations where we do not receive support from external service providers. Furthermore, our ability to expand our operations to accommodate our anticipated growth will also depend on our ability to attract and retain additional personnel such as qualified risk managers, finance, management, marketing, technical and other personnel. Competition for these employees is intense due to the limited number of qualified personnel. It may be difficult for us to manage our business and meet our objectives if we fail to attract and retain such personnel and our results of operations or financial condition may be adversely affected.

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

In addition, a registration process that is as simple as possible and takes only a short time to complete is an important factor in our ability to attract new users. Currently, the age verification step of our registration process is relatively simple. If it becomes apparent that this measure is inadequate, the registration process might have to be made lengthier and difficult for more in-depth checks, such as requiring users to provide a copy of their Chinese ID card or other identification documents as part of the registration process, which could decrease the number of new registrations or lead to a decrease in users. This could have a material adverse effect on our financial condition and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2016. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in the Internet and lottery businesses. We conduct our operations in China principally through contractual arrangements among our company 500.com Limited, our wholly owned PRC subsidiary, E-Sun Sky Computer, our consolidated affiliated entities in the PRC and their respective shareholders. Our online lottery services were primarily provided through E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network, Lhasa Yicai, Shenzhen Yicai, and Shenzhen Fenggu, the wholly owned subsidiaries of E-Sun Sky Network, and Guangyi Network, the wholly owned subsidiary of E-Sun Sky Computer. E-Sun Sky Network owns and manages our operating websites, namely, www.500wan.com and www.500.com. Guangtiandi Technology and Youlanguang Technology were established to provide technical support to E-Sun Sky Network. Youlanguang Technology provides services to E-Sun Sky Network relating to the management of our users’ registration information and accounts, while Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers, the maintenance of our lottery ticket database, and the printing of lottery tickets when needed for the purpose of prize collection. Baifengrun Technology, a wholly owned subsidiary of Guangtiandi Technology, was acquired to develop and operate mobile phone game services to third party customers. 500Fu, a wholly owned subsidiary of E-Sun Sky Network, was established to provide third party payment services. Shenzhen Caiyu was acquired through E-Sun Sky Network to provide sports information and data services. Shenzhen Qufan was acquired through Guangtiandi to provide online poker gaming services. Shenzhen Kaisheng was established to provide online spot commodity trading services. Our contractual arrangements with E-Sun Network, Guangtiandi Technology, Youlanguang Technology, Tongfu Technology and their respective shareholders (i) enable us to exercise effective control over these entities, and (ii) give us the obligation to absorb losses and the right to receive benefits of these entities, requiring us to treat them as our consolidated affiliated entities and to consolidate their operating results. For a detailed discussion of these contractual arrangements, see “Item 4C. Organization Structure.”

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

In addition, in August 2011 the Ministry of Commerce issued the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules. The MOFCOM Security Review Rules, effective from September 1, 2011, require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a PRC enterprise by foreign investors is subject to the security review by the Ministry of Commerce, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision in the MOFCOM Security Review Rules stating that our business falls into the scope subject to the security review.  However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of these new rules, there can be no assurance that the Ministry of Commerce will not apply these rules to our contractual arrangements with E-Sun Network, E-Sun Sky Network, Youlanguang, Guangtiandi, and Tongfu Technology. If we are found to be in violation of the MOFCOM Security Review Rules, or fail to obtain any required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking our PRC consolidated affiliated entities’ business or operating licenses or requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we would like to acquire in the future falls into the ambit of security review, complying with the requirements of the relevant rules could be prohibitively time consuming or we may be legally prohibited from acquiring such company either by equity or asset acquisition, capital contribution or through any contractual arrangement, which could have a material and adverse impact on our ability to expand our business or maintain our market share.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate, and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar in 2014. In August 2015, the People's Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market makers who submit for reference rates to consider the previous day's closing spot rate, foreign exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 4.68% against the U.S. dollar, and in 2016, the value of the Renminbi further depreciated approximately 7.09% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

,Most of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

Based on our financial statements and the composition of our income and valuation of our assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2016, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Holders of our Class B ordinary shares hold 74,400,299 Class B ordinary shares, or 18.2% of the combined total outstanding ordinary shares (representing 68.9% of the total voting rights) in our company as of December 31, 2016. Their shareholding, in particular the greater voting rights of the Class B ordinary shares, gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

In December 2015, we completed our 63% equity interest investment in Sumpay.cn and its wholly owned subsidiaries Shangmeng Services and Hangzhou Laiqi, through Tongfu Technology with a cash consideration of RMB233.1 million, to provide third party payment services in China. On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn for a cash consideration of RMB359.1 million, and the transaction has been completed in May 2016.

In June 2016, we established Shenzhen Kaisheng to provide online spot commodity trading services in China.

In July 2016, we acquired 100% equity interest in Shenzhen Caiyu, a provider of sports information services in China, with a cash consideration of RMB1.0 million.

In November 2016, we acquired 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd. with a cash consideration and contingent consideration of RMB110.5 million, to provide mobile poker games services in China.

See “Item 4C. Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2016.

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

Overview

We are a leading online sports lottery service provider in China. Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we acted as an aggregator and processor of lottery purchase orders from our registered user accounts and derived substantially all of our revenues from service fees paid to us by provincial sports lottery administration centers for the purchase orders of sports lottery products that we directed to such centers. We offered a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to our users. We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the MOF to provide online lottery sales services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China. To the best of our knowledge, the other approved entity has not commenced the provision of online lottery sales services as of the date of this annual report. Through continued and significant investments in the past 16 years, we have built a prominent brand, 500wan, which means “five million” in Chinese and is the typical amount of top prizes of most lottery products in China. We believe our brand is known in the industry and by our users for its credibility and reliability.

We have continued to operate our online sports lottery sales services as our core business, and we also have been actively exploring new business lines and revenue streams through internal investment in new business initiatives and strategic merge and acquisition opportunities, to diversify our products and services. We have formulated a new business expansion plan consisting of 3 strategic initiatives: (1) sports information and data services, (2) mobile gaming and (3) financial technology. Leveraging our existing customer base, marketing channels, brand and technology, we are expecting strong cross-selling results across new product verticals and are expecting that the new platforms will achieve significant synergy across the 500.com group

Our Services

Our business initiatives are provided as below:

Sports Lottery Sales Services

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we provided our registered users with the following sports lottery sales services:

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

Mobile Gaming

We commenced our mobile gaming business in the fourth quarter of 2016 following our acquisition of Qufan Internet Technology Inc. and Shenzhen Qufan Internet Technology Co., Ltd. (together “Qufan”), an online and mobile card game developer and operator. We currently offer two mobile games, namely Night of Texas Hold’em Poker and Paiyou for Texas Hold’em Poker. Both games are based on the real-world counterpart that dates back to the early 1900s.

The Night of Texas Hold’em Poker. Our Night of Texas Hold’em is open for all the registered users. Two to nine players can compete with each other in a virtual public poker room to win the virtual tokens contributed by all the playing parties.

Paiyou for Texas Hold’em Poker. Our Paiyou for Texas Hold’em is designed for friends and acquaintants. Registered users can open a virtual private poker room and invite friends and acquaintants to participate in the poker games. In additional to the traditional Texas Hold’em poker game, our Paiyou for Texas Hold’em is equipped with a number of appealing creative features such as poker room customization, social sharing and analytic tools.

Revenues generated from our mobile gaming business in 2016 were RMB5.7 million (US$0.8 million).

Sports Information Services

Following our acquisition of Shenzhen Caiyu, a provider of sports information services in China, we began to offer a comprehensive sports information portal via a designated mobile application, which covers (i) real time soccer match information; and (ii) data-driven soccer match predictions generated by our proprietary analysis engine. Users can also post free or pay-per-view contents such as proprietary observations and analyses on our sports information portal. Revenues generated from sports information and data services during the consolidating period of 2016 were RMB1.8 million (US$0.3 million).

Financial Technology

With the increasing demand for more diversified financial and investment instruments in China, the precious metals trading market has expended very quickly over the past few years. We entered the precious metals trading industry, leveraging our existing customer base to build an online gold trading platform.

Following the establishment of Shenzhen Kaisheng, we began develop a platform to provide our customers with reliable online spot commodity trading across PC and mobile devices. We expect to generate revenue from trading commissions on the online spot commodity trading executed on our websites and mobile applications.

Payment Processing and Complementary Services

On December 20, 2015, we acquired 63.0% of the outstanding common shares and voting interest of Sumpay.cn and its wholly owned subsidiaries through Tongfu Technology. Sumpay.cn is a provider of online payment services and prepaid card services in PRC. As a result of the acquisition, we expected to directly provide payment processing and complementary services to our customers and diversify our revenue streams.

On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn, and the transaction has been completed on May 20, 2016. We stopped generating revenue from such source upon completion of this transaction.

Revenues generated from payment processing and complementary services during the consolidating period of 2015 and 2016 were RMB0.7 million and RMB3.5 million (US$0.5 million), respectively.

We provided our registered users with a variety of services as described below.

Information Platform

We operate a proprietary and in-house developed information platform that offers real-time and historical lottery related news and data to help our users make purchase decisions and provides them with updated information regarding the lottery business. Our information services cover the latest news in the lottery business, including comprehensive information on all 13 national level lottery products and 96 provincial level lottery products as of December 31, 2016. For number-based lottery products, we provide sophisticated analytical charts of probabilities and distributions for upcoming lottery draws, based on comprehensive historical data of such lottery products as well as analysis on probabilities and numerical distributions of winning numbers of many other lottery products. For sports match lottery products, we have a dedicated information channel, which provides a variety of information, including analytical data we purchased from a professional sports information agency, historical charts, and in-depth analysis of matches by experts in relation to official odds, as well as real-time scores and league standings for major global soccer and basketball matches. Content generated by our users are also an important source of information that is appreciated by our users. We have many experienced users who frequently post analysis and discussion on various lottery products of interest to them on our online forum. Posts from more experienced and reputable users are particularly well-received and actively discussed by other users.

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

Mobile Applications

Starting from April 2011, we offered our users mobile application “500lottery” to provide a comprehensive set of lottery services, including purchase, result inquiry, and purchase account management. Users could purchase sports lottery products through such mobile applications. The mobile applications utilize encoded data transfer system to ensure data security. The mobile applications were offered for smart phones that operate under iOS, Android and other major mobile platforms in app stores and mobile download sites. In addition, we maintained a mobile website that offers a variety of general and mobile-specific functions including registration, payment, account management, and push messages.

We offer separate mobile applications for our two mobile games and our sports information portal, and we plan to roll out online spot commodity trading services through our designated mobile application 500gold and our website www.500gold.com.

Our Users

In March 2015, all provincial sports lottery administration centers we service temporarily suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice. We voluntarily and temporarily suspended our online sports lottery sales services in response to the promulgation of the Self-Inspection Notice and the Public Announcement as of April 4, 2015. The voluntary temporary suspension of our online sports lottery sales services materially and adversely impacted our number of active users. The following table sets forth the number of our active accounts, purchase amount and purchase amount per active account of sports lottery sales for the periods indicated:

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

Sports Lottery Sales Services

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

Mobile Gaming Services

All of our games are free to play, which enables us to quickly attract new players to experience our games and achieve a critical mass for future growth. We generate all of our revenue from the sales of in-game virtual items, including virtual tokens and other virtual items, to our paying players. We offer a limited amount of free virtual tokens to our players to allow them to enter and play our games. Players may purchase and earn virtual tokens and other virtual items that can only be used in our games, cannot be cashed out and have no monetary value outside our games.

Sports Information Services

Our sports information portal are free to use, and our users can view basic content such as real time soccer match information and part of the user-generated contents. We generate revenue from our sports information portal through (i) monthly subscription of premium content, primarily our data-driven soccer match predictions; and (ii) a fixed percentage of fee on the fee received by other users for the pay-per-view content they posted, including proprietary analyses and observations.

User Support Operations

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we had a user support team to provide high-quality user support services on a 24/7 basis, including service consulting, user hotline, and complaint processing. To ensure availability and efficiency of our user support services, we provided our users with access through a variety of channels, including telephone, instant messaging, email and bulletin board services. We had a dedicated team that provides services to our VIP users, including purchase reminder, application training, purchase order enhancement and customizable services. In addition, our user support team has continuously improved our operation systems, which consisted of, among others, a user management system, a case management system, an information database and a quality control system prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015.

We also had a service team dedicated to the prize collection process, which monitored the winning results of all lottery products we service and initiated the prize collection process as soon as a user wins a prize. We gave users detailed instructions and were available to answer inquiries throughout the prize collection process which was especially helpful to first-time prize winners. We had an identity verification process to ensure prizes are distributed to the correct users while protecting their anonymity, which was particularly important for high prize winners. Since our inception, there has not been any legal claim brought against us by users in connection with lottery prize distribution.

Sales, Marketing and Branding

We were among the first companies to offer online lottery services in China and have built a strong brand name and reputation.

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, our sales and marketing team conducted various traditional and online marketing programs and promotional activities, including in-game events and announcements, online and traditional advertising, and offline promotions. We regularly advertised on portals and directory portal websites in China. We advertised through sports-related websites and portals, through advertising at sporting events, and in national and regional newspapers and magazines. We also selectively sponsored sporting events to promote our services and enter into arrangements with sports promoters to cross-market our services. We are also continuing to expand our partnership with third-party websites to further enrich our user acquisition channels, and to promote our new business operations including mobile gaming and sports and information data services.

In addition, due to our long operating history compared to other online lottery service websites in China and the larger purchase volume platform we offer compared to traditional offline lottery agents, we currently record the largest number of prize winning lotteries. Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, eight prizes of over RMB10 million, 76 prizes between RMB5 million and RMB10 million, and 570 prizes between RMB1 million and RMB5 million had been awarded to users who purchased their lottery products using our online lottery service platform. We believe this record influenced player sentiment and helped to strengthen our brand name, increase loyalty of existing users and attract new users.

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

We believe there are certain other significant entry barriers to the online lottery service industry, such as brand and reputation development, cost and experience barriers. Brand and reputation development in particular would require substantial investment. We believe our users’ winning record is one of the factors in our ability to attract new users and retain existing users. Such a record has been built over the past 16 years of our operation and we believe is not easily replicable by new market entrants. In addition, it is difficult to assemble an experienced management team in this highly specialized market. Online lottery service providers that operate professionally and on a relatively large scale also need to enter into service agreements with state or provincial lottery administration centers in order to ensure stable and economical transaction processing and competitive commissions. Such agreements are entered into at the discretion of these lottery administration centers, to which a candidate’s lack of operating experience and prior history of cooperation are major deterring factors. In addition, structures and functions of online lottery websites are usually complicated, and users who are familiar with an existing website are less likely to spend time and effort to learn and switch to new structures and functions, which is an additional barrier for setting up a new competing website. In addition, we believe our in-depth and user-friendly online lottery information and database differentiate us from most of our competitors.

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

Product Development

We had a technology and product development team of 217 employees as of December 31, 2016, representing 59% of our total number of employees. The members of the core development team all have previous experience in major Chinese Internet enterprises, some of whom are the first generation Internet professionals in China. We are dedicated to expanding our product development team and to attracting highly experienced professionals. We provide our team members with frequent and up-to-date training to ensure that they are fully updated on industry trends and developments, and are capable of and efficient in handling any technical challenges we might face in our operations. Our current focus is on the development of new functions and improvement of existing technologies in a number of crucial areas, such as sever capacity, user interface, client-side software, mobile site and mobile client side software, infrastructure optimization and user data mining. The product development department has subgroups that focus on various areas of research and development, such as product design, user interface design, product operation and product support. The product design group focuses on enhancing existing services and researching and developing new lottery services. The product operation and support groups are dedicated to building a safe, stable and highly efficient operating environment to handle our high volume of user traffic and data transmission. As a result, we operate an online lottery service platform that is stable, secure and fast. We plan to develop and improve our systems and technologies, and co-develop new lottery products in cooperation with lottery administration centers, which we believe will help to distinguish us from our competitors.

Legal and Administrative Proceedings

On February 27, 2015, a purported stockholder class action lawsuit consisting of purchasers of our ADSs during the period between November 22, 2013 and February 25, 2015, captioned Fragala v. 500.com Limited, et al., Case No. 15-CV-1463-MMM (E), was filed in the U.S. District Court for the Central District of California, or the Court, against us, certain of our executive officers, and the underwriters for our initial public offering. On July 7, 2015, the Court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel to represent the purported class in the litigation. On September 15, 2015, lead plaintiff filed an amended complaint on behalf of a purported class consisting of purchasers of our ADSs during the period between November 22, 2013 and March 2, 2015. The amended complaint alleges that our prospectus, registration statement, and other filings with the U.S. Securities and Exchange Commission from October 22, 2013 to March 2, 2015 contained materially false and misleading information in violation of the federal securities laws and seeks unspecified compensatory damages and other relief. On January 22, 2016, lead plaintiff and the underwriter defendants stipulated to the dismissal of the underwriter defendants with prejudice. On March 15, 2016, the Court denied the motion to dismiss filed by the company and those of its executive officers named in the suit, stating that the issues raised in the motion are more appropriately resolved on a motion for summary judgment. On September 12, 2016, the parties entered into a written agreement to settle the matter for US$ 2.5 million, inclusive of fees and costs, subject to Court approval. We paid US$1.5 million for the settlement, and the remaining US$1.0 million was covered by the insurance company. On November 1, 2016, the Court preliminarily approved the settlement and preliminarily certified a class for settlement purposes. On March 6, 2017, the Court held the final fairness hearing and issued a final judgment approving the settlement, certifying the settlement class, and dismissing the action with prejudice.

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

Currently, E-Sun Sky Network holds a value-added telecommunication business operating license issued by MIIT, which is effective until September 5, 2017, for providing Internet information services. We intend to renew this license upon its expiration.

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

Since November 2012, 6% of VAT, which replaced the original 5% business tax in Shenzhen as a result of the PRC government’s pilot VAT reform program, applies to certain services provided by E-Sun Sky Computer and E-Sun Sky Network. Since June 2014, 6% of VAT applies to all services provided by VIEs, except for Lhasa Yicai, Guangyi Network, Shenzhen Yicai, Shenzhen Fenggu, Tongfu Technology, and Shenzhen Caiyu, which are subject to 3% of VAT.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report.

500.com Limited (Cayman)
100%
500.com Gaming UK Limited
100%
500.com USA CORP
100%
Fine Brand Limited (BVI)
51%
Qufan Internet Technology Inc. (Cayman)
100%
500wan HK Limited (Hong Kong)
100%
Qufan Internet Technology (HK) Limited (Hong Kong)
Offshore
100%
Onshore
Shenzhen Guangyi Network Technology Co., Ltd.
100%
E-Sun Sky Computer (Shenzhen) Co., Ltd.
Shareholders of Shenzhen Youlanguang Science and Technology Co., Ltd.
Shareholders of Shenzhen E-Sun Network Co., Ltd.
Shareholders of Shenzhen Tongfu Technology Co., Ltd.
Shareholders of Shenzhen Guangtiandi Science and Technology Co., Ltd.
100%
Shenzhen Youlanguang Science and Technology Co., Ltd.
100%
Shenzhen E-Sun Network Co., Ltd.
100%
Shenzhen Tongfu Technology Co., Ltd.
100%
Shenzhen Guangtiandi Science and Technology Co., Ltd.
100%
Shenzhen E-Sun Sky Network Co., Ltd.
100%
Beijing Baifengrun Science and Technology Co., Ltd.
51%
Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd.
51%
Shenzhen Qufan Network Technology Co., Ltd.
100%
Shenzhen Wubai Zhifu Co., Ltd.
100%
Lhasa Yicai Network Technology Co., Ltd.
100%
Shenzhen Yicai Network Technology Co., Ltd.
100%
Shenzhen Caiyu Hudong Technology Co., Ltd.
100%
Shenzhen Fenggu Network Technology Co., Ltd.
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

Contractual Arrangements with Our Consolidated Affiliated Entities

PRC laws and regulations currently restrict foreign ownership in companies providing value-added telecommunications services and do not allow foreign investments in the lottery industry. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our PRC subsidiary, E-Sun Sky Computer is foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements with our consolidated affiliated entities and their respective shareholders.

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

We have been relying and expect to continue to rely on our consolidated affiliated entities to operate our online lottery service business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. We revised our contractual arrangements with the consolidated affiliated entities and their respective shareholders on June 1, 2011, and amended our contractual arrangements on May 2, 2013, supplemented on December 28, 2013 and further amended on November 18, 2015, respectively. These contractual arrangements continue to enable us to:

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

Accordingly, under U.S. GAAP, we consolidate E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology, E-Sun Sky Network, 500Fu, Lhasa Yicai, Shenzhen Yicai, Shenzhen Fenggu, Baifengrun Technology, Shenzhen Kaisheng, Shenzhen Qufan, and Shenzhen Caiyu, as our “subsidiaries of variable interest entities” in our consolidated financial statements. We also consolidate Sumpay.cn, Shangmeng Services, and Hangzhou Laiqi before its disposal in May 2016.

Our contractual arrangements with our consolidated affiliated entities and their shareholders are described in further detail as follows:

Agreements that Transfer Economic Benefits to Us

Exclusive Business Cooperation Agreements. The exclusive business cooperation agreements are entered into by E-Sun Sky Computer and each of E-Sun Network, Youlanguang Technology, Guangtiandi Technology and Tongfu Technology, respectively. Pursuant to these exclusive business cooperation agreements, E-Sun Sky Computer provide technical services, business consultations, marketing consultancy, product research and development to the affiliated consolidated entities, in exchange for a service fee. The service fee is payable at such time as agreed between E-Sun Sky Computer and the relevant consolidated affiliated entity and approved by the board of such consolidated affiliated entity. The term of each exclusive business cooperation agreement is 10 years from the effective date.

Agreements that Provide Us with Effective Control

Exclusive Option Agreement. The exclusive option agreements are entered into by E-Sun Sky Computer and each of E-Sun Network, Youlanguang Technology, Guangtiandi Technology and Tongfu Technology, respectively, and each of their respective shareholders;. Pursuant to these exclusive option agreements, the shareholders irrevocably granted E-Sun Sky Computer or its designated representative exclusive options to purchase, to the extent permitted under PRC law, all or part of their equity interest in the consolidated affiliated entities. E-Sun Sky Computer or its designated representative has sole discretion as to when to exercise these options, whether in part or in full. These agreements are for terms of 10 years and are renewable at the discretion of E-Sun Sky Computer.

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

Equity Interests Pledge Agreements. The equity interests pledge agreements are entered into by E-Sun Sky Computer and each of E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology, respectively and each of their respective shareholders. Pursuant to these equity interests pledge agreements, the shareholders have pledged their respective equity interests in the relevant consolidated affiliated entity to E-Sun Sky Computer to secure the obligations of such consolidated affiliated entity under its exclusive business cooperation agreement with E-Sun Sky Computer. In addition, except for the performance of the exclusive option agreement executed by them, the shareholders have agreed not to transfer, place or permit the existence of any security interest or other encumbrance on their respective equity interest, without the prior written consent of E-Sun Sky Computer.

Shareholder’s Voting Power Assignment Agreements. Each shareholder of E-Sun Network, Youlanguang Technology, Guangtiandi Technology and Tongfu Technology executed an irrevocable power of attorney appointing E-Sun Sky Computer as his or her representative to attend shareholders’ meetings of the consolidated affiliated entities and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in the consolidated affiliated entities on June 1, 2011 and May 2, 2013 respectively. Such irrevocable power of attorney was terminated by the shareholder’s voting power assignment agreements entered into among 500.com Limited, E-Sun Sky Computer and the nominee shareholders of the consolidated affiliated entities on December 28, 2013. Pursuant to these shareholder’s voting power assignment agreements, the nominee shareholders of each consolidated affiliated entity assigned the rights to vote on all of the matters in each consolidated affiliated entity that require shareholders’ approval at the consolidated affiliated entities’ shareholders’ meetings to persons or entities designated by 500.com Limited as permitted by applicable laws. Unless terminated by 500.com limited or otherwise required by applicable laws, such shareholder’s voting power assignment agreements will remain valid and irrevocable from the date of their execution, so long as each shareholder remains the shareholder of the respective consolidated affiliated entities.

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

Our principal executive offices are located at 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, China and occupy a total of 8,188 square meters. We also have representative offices in Beijing, Hong Kong and the United States of America. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has valid title to the property or has proper authorization from the title owner to sublease the property.

In September 2016, we entered into a lease agreement with Shenzhen Harbor Technology Development Co., Ltd., to lease offices of 9,659 square meters in Nanshan District, Shenzhen, with a total expenditure of RMB1.1 million per month. We expected the total leasehold improvement expenses to be RMB66.0 million, and we have paid RMB30.0 million as of the annual report.

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

In light of potential change of regulatory framework, we decided to voluntarily and temporarily suspend all of our online sports lottery sales services on April 4, 2015. As of the date of this annual report, we are not generating any revenue from sports lottery sales, and our financial results are materially and adversely impacted during the temporary suspension period. Net revenues generated from the sports lottery sales were RMB579.7 million, RMB98.8 million and nil for 2014, 2015 and 2016, respectively.

Starting from the fourth quarter of 2015, we also derive revenues from the rendering of payment processing and complementary services by Sumpay.cn. On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn, and the transaction has been completed in May 2016. We stopped generating revenue from such source upon completion of this transaction. Net revenues generated from payment processing and complementary services were RMB0.7 million and RMB3.5 million (US$0.5 million) in 2015 and 2016, respectively.

We started generating revenues from the rendering of mobile gaming and sports information services in the fourth quarter of 2016, upon the completion of acquisition of Shenzhen Qufan and Shenzhen Caiyu, which accounted for RMB5.7 million (US$0.8 million) and RMB1.8 million (US$0.3 million), respectively.

Our net revenues were RMB579.7 million, RMB99.6 million and RMB10.9 million (US$1.6 million) in 2014, 2015 and 2016, respectively, representing a decrease of 82.8% from 2014 to 2015, and a decrease of 89.1% from 2015 to 2016, respectively. Our service fees generated from sports lottery products accounted for 100.0%, 99.2% and nil of our total net revenues in 2014, 2015 and 2016, respectively. The decrease in percentage of revenue contribution from sports lottery products from 2014 to 2015 was attributable to the rendering of payment processing and complementary services by Sumpay.cn during the fourth quarter of 2015, and the decrease from 2015 to 2016 was attributable to the voluntary and temporary suspension of our online sports lottery sales services starting from April 4, 2015.

Net income attributable to 500.com Limited was RMB157.0 million in 2014, and net loss attributable to 500.com Limited were RMB323.9 million and RMB203.0 million (US$29.2 million) in 2015 and 2016, respectively, representing a decrease of 306.3% from 2014 to 2015, and a decrease of 37.3% from 2015 to 2016, respectively. Net income attributable to 500.com Limited in 2014, and net loss attributable to 500.com Limited in 2015 and 2016 were adversely impacted by share-based compensation expenses of RMB89.9 million, RMB158.6 million and RMB163.3 million (US$23.5 million), respectively. Aside from the material adverse impact of our temporary suspension of sports lottery sales starting from April 2015, our net loss in 2015 was adversely impacted by deferred tax expenses relating to valuation allowance in our consolidated affiliated entities of RMB40.1 million.

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

Number of registered and active accounts

Our online lottery services, sports information and data services and mobile gaming services depend on our ability to maintain and expand our highly engaged user base. Active accounts as of the year end are registered accounts which had at least one purchase order during the year. The growth of number of active accounts is driven by our ability to continue to, among other things, enhance recognition of our brand, increase types of products we service and offer high-quality services to our users. Historically, we have experienced strong growth in the number of our registered accounts and active accounts for online lottery services. In March 2015, all provincial sports lottery administration centers we service temporarily suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice. We voluntarily and temporarily suspended our online lottery sales services in response to the promulgation of the Self-Inspection Notice and the Public Announcement as of April 4, 2015. The voluntary temporary suspension of our online lottery sales services materially and adversely impacted our number of active users. As of the date of this annual report, there is no clear indication as to how long our voluntary temporary suspension will last.

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

Description of Key Statement of Operations Items

Net revenues

Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we derived substantially all of our net revenues from service fees paid to us by the provincial lottery administration centers for orders we direct to such centers. The remaining of our net revenues were partially derived from service fees paid to us by third party aggregators for orders we direct to such aggregators, who in turn direct such orders to provincial lottery administration centers. Starting from the fourth quarter of 2015, we also derive revenues from the rendering of payment processing and complementary by Sumpay.cn. On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn, and the transaction has been completed in May 2016. We stopped generating revenue from such source upon completion of this transaction. We started generating revenues from our mobile gaming business (through the sales of virtual items) and our sports information services (through monthly subscription of premium content and fee on user-posted pay-per-view content) in the fourth quarter of 2016, upon the completion of acquisition of Shenzhen Qufan and Shenzhen Caiyu. Our net revenues were RMB579.7 million, RMB99.6 million and RMB10.9 million (US$1.6 million) in 2014, 2015 and 2016, respectively, representing a decrease of 82.8% from 2014 to 2015, and a decrease of 89.1% from 2015 to 2016, respectively. The table below sets forth our net revenues in aggregate and derived from service fees paid to us by provincial lottery administration centers and third-party aggregators, service fees generated from the rendering of payment processing and complementary services by Sumpay.cn, and revenues generated from our mobile gaming business and our sports information services, for the periods indicated:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Online sports lottery sales:
Provincial lottery administration centers	653,170	103,727	—	—
Third party aggregators	80,336	9,193	—	—
Online sports lottery sales services	733,506	112,920	—	—
Payment processing and other services	—	707	3,459	498
Mobile gaming	—	—	5,677	818
Sports information services	—	—	1,792	258
Total revenues	733,506	113,627	10,928	1,574
Deductibles(1)	(153,789)	(14,075)	—	—
Net revenues	579,717	99,552	10,928	1,574

Service fees generated from sports lottery products accounted for 100.0%, 99.2% and nil of total service fees generated from lottery products in 2014, 2015 and 2016, respectively.

(1)	The table below sets forth the breakdowns of the deductibles for the periods indicated:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Residual payments to complete lottery pool purchases	19,733	3,232	—	—
Super VIP incentive	75,633	4,046	—	—
Promotional incentives granted to users	58,423	6,797	—	—
Total	153,789	14,075	—	—

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

	Year ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sports match lottery	642,096	87.5	103,626	91.8	—	—	—
Lotto*	25,617	3.5	3,320	2.9	—	—	—
High frequency lottery	65,793	9.0	5,974	5.3	—	—	—
Total online sports lottery sales service fees	733,506	100	112,920	100	—	—	—
Deductibles	(153,789)		(14,075)
Net revenues	579,717		98,845		—	—

* excluding high frequency lottery

We derived the majority of our service fees from sports match lottery products, which accounted for 87.5% and 91.8% of total service fees generated from lottery products in 2014 and 2015, respectively. In light of potential change of regulatory framework with regard to the online sales of lottery, we decided to voluntarily and temporarily suspend all of our online sports lottery sales services on April 4, 2015. Since then and up to the date of this annual report, we had not generated any revenue from our online sports lottery sales services and our financial results are materially and adversely impacted during the temporary suspension period. As of the date of this annual report, there is no clear indication as to how long our voluntary temporary suspension will last. Nor has there been indication as to when the online sales of sports lottery products will be permitted to resume, if at all.

The table below sets forth our operating expenses for the periods indicated:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Operating Expenses:
Cost of services	53,909	24,355	14,141	2,037
Sales and marketing	173,883	87,022	44,921	6,470
General and administrative	156,309	232,244	247,688	35,674
Service development expenses	59,398	63,296	71,595	10,312
Write-off of deferred offering expenses	3,241	—	—	—
Total operating expenses	446,740	406,917	378,345	54,493

Our operating expenses consist primarily of cost of services, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of Services

Our cost of services is primarily related to the online lottery services we provide, and is largely directly linked to the level of our net revenues.

Our cost of services primarily consists of:

•	business tax, which consists of business taxes, surcharges and cultural development fees that are levied on our online lottery services, was RMB8.2 million, RMB0.6 million and nil in 2014, 2015, and 2016, respectively;

•	account handling expenses, which consist primarily of transaction fees payable to banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors, were RMB24.9 million, RMB7.0 million and RMB0.7 million (US$0.1 million) in 2014, 2015, and 2016, respectively;

•	salary and benefit expenses for our lottery ticket processing staff were RMB6.6 million, RMB3.9 million and RMB0.5 million (US$0.1 million) in 2014, 2015, and 2016, respectively;

•	server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services, were RMB7.9 million, RMB7.6 million and RMB8.3 million (US$1.2 million) in 2014, 2015, and 2016, respectively; and

•	share-based compensation expenses, which were RMB1.5 million, RMB3.1 million and RMB3.0 million (US$0.4 million) in 2014, 2015 and 2016, respectively

Sales and marketing expenses

Our sales and marketing expenses consist primarily of:

•	commissions to third-party Internet companies, which are the portion of service fees we pay to third-party Internet companies for purchase orders placed on our websites by users redirected from their websites. The amount of such commissions paid to third-party Internet companies for each redirected order depends on an agreed-upon allocation ratio. The commissions to third-party Internet companies were RMB56.8 million, RMB7.7 million and nil in 2014, 2015, and 2016, respectively;

•	salary and benefit expenses for sales and marketing staff, which were RMB16.7 million, RMB15.4 million and RMB18.0 million (US$2.6 million) in 2014, 2015, and 2016, respectively;

•	advertising expenses, which consist primarily of expenses associated with advertisements we placed on TV channels and other media, were RMB34.5 million, RMB26.2 million and RMB0.3 million (US$0.05 million) in 2014, 2015, and 2016, respectively; and

•	promotional and marketing expenses, which primarily consist of expenses associated with various promotional events, were RMB52.1 million, RMB18.3 million and RMB8.8 million (US$1.3 million) in 2014, 2015, and 2016, respectively.

•	share-based compensation expenses, which were RMB6.6 million, RMB13.8 million and RMB14.0 million (US$2.0 million) in 2014, 2015 and 2016.

General and administrative expenses

Our general and administrative expenses consist primarily of:

•	salary and benefit expenses for our management and general administrative staff, which were RMB36.5 million, RMB34.0 million and RMB44.6 million (US$6.4 million) in 2014, 2015 and 2016, respectively;

•	office expenses, which consist primarily of office rental and other office administrative expenses, were RMB12.7 million, RMB13.8 million and RMB18.8 million (US$2.7 million) in 2014, 2015 and 2016, respectively;

•	travel, communication and other business expenses, which consist primarily of expenses associated with business travels, were RMB12.6 million, RMB13.3 million and RMB13.0 million (US$1.9 million) in 2014, 2015 and 2016, respectively;

•	third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals, were RMB12.9 million, RMB15.2 million and RMB27.1 million (US$3.9 million) in 2014, 2015 and 2016, respectively; and

•	share-based compensation expenses, which were RMB70.8 million, RMB119.0 million and RMB121.4 million (US$17.5 million) in 2014, 2015 and 2016, respectively

Service development expenses

Our general and administrative expenses consist primarily of:

•	salary and benefit expenses for our research and development staff, which were RMB34.1 million, RMB31.3 million and RMB35.3 million (US$5.1 million) in 2014, 2015 and 2016, respectively;

•	rental expenses, which were RMB3.1 million, RMB3.3 million and RMB3.9 million (US$0.6 million) in 2014, 2015 and 2016, respectively; and

•	share-based compensation expenses, which were RMB11.1 million, RMB22.8 million and RMB25.0 million (US$3.6 million) in 2014, 2015 and 2016, respectively

Other Operating Income

Our other operating income consists primarily of pool purchase prize amounts to which we are entitled from pool purchase prize distributions in respect of residual payments we make to complete lottery pool purchases. Our other operating income was RMB17.4 million, RMB6.9 million and RMB2.7 million (US$0.4 million) in 2014, 2015 and 2016, respectively.

Government Grant

In 2014, 2015 and 2016, we obtained grants from Shenzhen local government in an aggregate amount of RMB3.6 million, RMB2.0 million, and RMB10.0 million (US$1.4 million), respectively. We might obtain similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

Gain from disposal of a subsidiary

In December 2015, we completed our 63% equity interest investment in Sumpay.cn and its wholly owned subsidiaries Shangmeng Services and Hangzhou Laiqi, through Tongfu Technology with a cash consideration of RMB233.1 million, to provide third party payment services in China. On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn for a cash consideration of RMB359.1 million, and the transaction has been completed in May 2016. Thus, we recognized a disposition gain of RMB136.9 million (US$19.7 million), after deduction of the net loss arising from Sumpay.cn, and amortization expenses relating to the online payment and other licenses during the consolidating period.

Taxation

Cayman Islands

Under the current law of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, BVI is not subject to tax on income or capital gains.

United States

500.com USA is incorporated in the USA and does not conduct any substantive operations of its own. No provision for USA income tax has been made in the financial statements as 500.com USA had no assessable income for the year ended December 31, 2016.

United Kingdom

500.com UK is incorporated in the UK and does not conduct any substantive operations of its own. No provision for UK income tax has been made in the financial statements as 500.com UK had no assessable income for the year ended December 31, 2016.

Hong Kong

Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income.

People’s Republic of China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax, or EIT, rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology, E-Sun Network, 500Fu and Baifengrun Technology are subject to the EIT rate of 25% in 2014, 2015 and 2016. Guangyi Network, Shenzhen Yicai, Shenzhen Fenggu, and Tongfu Technology are subject to the EIT rate of 25% in 2015 and 2016. The newly established subsidiary and VIEs, Shenzhen Caiyu, Shenzhen Kaisheng, and Shenzhen Qufan, are also subject to the EIT rate of 25% in 2016.

In October 2011, E-Sun Sky Network obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2011. In September 2014, E-Sun Sky Network renewed the certificate of “High-tech Enterprise” and was applicable to the preferential income tax rate of 15% for the three years ended December 31, 2016. In 2014, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the two years ended December 31, 2014. Thus, E-Sun Sky Network complied with the lower preferential tax rate of 10% in 2014, and complied with the preferential tax rate of 15% in 2015 due to the expiration of the “Key Software Enterprise” certificate. For 2016, E-Sun Sky Network is subject to the EIT rate of 25% due to the suspension of online lottery sales.

In March 2011, E-Sun Sky Computer obtained the certificate of “Software Enterprise”, and was granted an exemption from EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2011 was the first year of EIT exemption for E-Sun Sky Computer. In November 2015, E-Sun Sky Computer obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2016. Thus, E-Sun Sky Computer was subject to EIT at the rate of 12.5% in 2014 and 2015. For 2016, E-Sun Sky Computer is subject to the EIT rate of 25% due to the suspension of online lottery sales.

In June 2013, Guangtiandi Technology obtained the certificate of “Software Enterprise”, and was granted an exemption from EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2013 was the first year of EIT exemption for Guangtiandi Technology. Guangtiandi Technology was subject to EIT at the rate of 0%, 12.5% and 12.5% in 2014, 2015 and 2016, respectively.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry”. According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15% in 2014, 2015 and 2016. Additionally, Lhasa Yicai is also exempt from provincial allocated corporate income tax during January 1, 2015 to December 31, 2017 according to local tax law.

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

As of December 31, 2016, we have recognized RMB38.6 million (US$5.6 million) as an accrual for unrecognized tax positions and related interest and penalties.

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

Sports Information Services

We offer a comprehensive sports information portal via a designated mobile application, which covers (i) real time soccer match information; and (ii) data-driven soccer match predictions generated by our proprietary analysis engine. Users can also post free or pay-per-view contents such as proprietary observations and analyses on our sports information portal. Our users pay for each information and data subscription at a fixed price, and we pay the original information providers a fixed percentage of total purchase amount. Revenue is recognized when users is accessible to the pay-per-view contents. We record the revenue on a net basis because we are not the primary obligor to provide the information, but act as an agent in providing such purchase services.

Mobile Gaming Services

We provide mobile gaming services through our designated mobile applications Night of Texas Hold’em Poker and Paiyou for Texas Hold’em Poker, and derive revenues from in-game virtual tokens and other virtual items in our game development operations. Once our users purchase virtual tokens or other virtual items through our own charging system, we have an implied obligation to provide the services which enable the virtual tokens or other virtual items to be displayed or used in the games. Thus, we initially record the proceeds received from the sales of virtual tokens and other virtual items as deferred revenue, and once they are consumed when the services are rendered to the respective paying players, we recognize the attributable portion of the deferred revenue as revenue. For consumable virtual items representing items that are extinguished after consumption in the form of fixed charges levied on each round of games played, we recognize revenue when the items are consumed and the related services are rendered, since the paying players will not continue to benefit from the virtual items thereafter. For durable virtual items that are accessible and beneficial to paying players over an extended period, we recognize revenue ratably over the average life of durable virtual items for the applicable game, which we make best estimates to be average playing period of paying players. We track each paying player’s log-in history to estimate the average playing period of paying players. While we believe our estimates to be reasonable based on sufficient available paying player information, we may revise such estimates in the future as the games’ operation periods change or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of the average paying player life would be applied prospectively.

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

In accordance with the provisions of ASC 740 (“ASC 740”), “Income taxes”, we recognize in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than a fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits which is included in “long-term payables” is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

In conjunction with ASC 740, we also applied ASC 740-30 (“ASC 740-30”), “Income Taxes: Other Considerations or Special Areas”, to account for the temporary differences arising from the undistributed earnings of the foreign subsidiaries. According to ASC 740-30, all undistributed earnings of a subsidiary shall be presumed to be transferred to the parent entity. Accordingly, the undistributed earnings of a subsidiary included in consolidated income shall be accounted for as a temporary difference and affect deferred tax expense unless the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

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

On June 29, 2015, we granted 200,000 share options to a director with an exercise price of US$2.545 per share. For these awards, 66,670 options will be vested upon the first anniversary of the grant date, 66,670 options will be vested upon the second anniversary of the grant date, and 66,660 options will be vested upon the third anniversary of the grant date.

On January 5, 2016, we granted 2,500,000 share options to our employees with an exercise price of US$2.00 per share. For these awards, 750,000 options will be vested on June 19, 2016, 750,000 options will be vested on December 15, 2016, and 1,000,000 options will be vested on June 19, 2017.

On January 6, 2016, we granted 600,000 share options to a director with an exercise price of US$1.851 per share, which will be vested on November 21, 2016.

On January 16, 2016, we granted 15,900,000 share options to our employees with an exercise price of US$1.743 per share. For these awards, 2,650,000 options will be vested on January 16, 2017, 5,300,000 options will be vested on January 16, 2018, and 7,950,000 options will be vested on January 16, 2019.

On December 16, 2016, we granted 600,000 share options to our directors with an exercise price of US$1.35 per share, which will be vested on November 21, 2017.

Share options granted to employees and directors

Share options granted to employees and the directors are accounted for under ASC 718 (“ASC 718”), Compensation - Stock compensation. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees and the director classified as equity awards are recognized in the consolidated financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. We recognize compensation expenses using the accelerated method for share options granted with graded vesting based on service conditions, provided that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the share options that are vested at that date.

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

The compensation costs associated with a modification of the terms of the award (“Modification Award”) are recognized if either the original vesting condition or the new vesting condition has been achieved. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the Modification Award over the fair value of the original award at the modification date. Therefore, in relation to the Modification Award, we recognize share-based compensation over the vesting periods of the new options, which comprises, (1) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (2) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

Share options granted to non-employees

We record share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, “Equity Based Payment to Non-Employees”. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income (loss) on the grant date.

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

On March 19, 2015 (the “Second Modification Date”), the Board of Directors modified the exercise price of both vested and unvested options that were previously granted on June 19, 2014 from US$3.23 to US$1.00. The modification was intended to provide additional incentives for these employees.

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

The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. For expected volatilities, we have referred to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on market yield of U.S. Treasury Bond in effect at the time of grant. The assumptions used to estimate the fair value of the stock options granted in 2014, 2015 and 2016 are as follows:

	For the year ended December 31,
	2014	2015	2016
Expected volatility	50.39%~54.38%	51.96%~56.23%	70.80%~77.52%
Risk-free interest rate	0.6%5~1.64%	1.06%~1.64%	1.13%~1.62%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%~5.00%	0.00%	0.00%
Suboptimal early exercise factor	2.2~2.8	2.8	2.2~2.8

Fair value of our ordinary shares

After our initial public offering, fair value of our ordinary shares was determined based on our publicly traded ADS. The fair value of our ordinary shares as of April 8, 2011, June 8, 2012, October 22, 2013, June 19, 2014, June 29, 2015, January 5, 2016, January 6, 2016, January 16, 2016, and December 16, 2016 were US$0.67, US$0.46, US$0.99, US$3.30, US$2.55, US$1.88, US$1.83, US$1.75, and US$1.34 per share, respectively. Given the absence of an active market for our ordinary shares prior to our initial public offering, we engaged a third-party appraisal firm to assist in performing contemporaneous valuations of our ordinary shares. The appraisal was performed using the retrospective method to determine the fair value of our ordinary shares as of each valuation date. Such appraisal provided us with guidelines in determining the fair value of the ordinary shares, but the determination was made by our management. The fair value of our ordinary shares was developed through the application of the income valuation technique known as the discounted cash flow method, or the DCF method. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, our operating history and prospects as of the valuation date, the liquidity of our shares such as the anticipated timing of a sale of our company or an initial public offering, which is based on the plans made by our board and management. In addition to our estimated cash flows, which were based on our business prospects and financial forecasts as of different valuation dates, the following major assumptions were used in calculating the fair value of our ordinary shares:

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

Results of Operations

The following summary consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income Data:
Net Revenues	579,717	99,552	10,928	1,574
Operating costs and expenses:
Cost of services	(53,909)	(24,355)	(14,141)	(2,037)
Sales and marketing	(173,883)	(87,022)	(44,921)	(6,470)
General and administrative	(156,309)	(232,244)	(247,688)	(35,674)
Service development expenses	(59,398)	(63,296)	(71,595)	(10,312)
Write-off of deferred offering expenses	(3,241)	—	—	—
Total operating expenses	(446,740)	(406,917)	(378,345)	(54,493)
Other operating income	17,414	6,910	2,732	393
Government grant	3,643	2,022	10,017	1,443
Indemnity cost	—	—	(9,979)	(1,500)
Other operating expenses	(4,527)	(2,975)	(1,915)	(213)
Operating profit (loss)	149,507	(301,408)	(366,562)	(52,796)
Interest income	17,009	20,589	23,859	3,436
Interest expense	(356)	(2,138)	—	—
Loss from equity method investments	—	(407)	(406)	(58)
Gain from disposal of subsidiaries	—	—	136,914	19,720
Changes in fair value of the structured deposit	(1,124)	1,124	—	—
Income (loss) before income tax	165,036	(282,240)	(206,195)	(29,698)
Income tax expenses	(7,987)	(41,969)	(3,057)	(440)
Net income (loss)	157,049	(324,209)	(209,252)	(30,138)
Less: Net loss attributable to the non-controlling interests	—	(312)	(6,287)	(906)
Net income (loss) attributable to 500.com Limited	157,049	(323,897)	(202,965)	(29,232)
Other Comprehensive income
Foreign currency translation gain	12,145	66,851	82,347	11,860
Change in fair value of available for sale investments	—	—	754	109
Other Comprehensive income, net of tax	12,145	66,851	83,101	11,969
Comprehensive Income (loss)	169,194	(257,358)	(126,151)	(18,169)
Less: Comprehensive loss attributable to noncontrolling interests	—	(312)	(6,287)	(906)
Comprehensive Income (loss) attributable to 500.com Limited	169,194	(257,046)	(119,864)	(17,263)

Earnings (losses) per share for Class A and Class B ordinary shares outstanding:
Basic	0.46	(0.84)	(0.49)	(0.07)
Diluted	0.44	(0.84)	(0.49)	(0.07)
Earnings (losses) per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)
Basic	4.62	(8.40)	(4.89)	(0.70)
Diluted	4.39	(8.40)	(4.89)	(0.70)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	339,782,819	385,590,213	414,872,756	414,872,756
Diluted	357,848,704	385,590,213	414,872,756	414,872,756

Non-GAAP financial data(1)
Net income (loss) attributable to 500.com Limited	157,049	(323,897)	(202,965)	(29,232)
Adjustment for share-based compensation expenses	89,922	158,628	163,341	23,526
Adjustment for deferred tax expenses relating to valuation allowance	—	40,105	—	—
Adjusted net income (loss) attributable to 500.com Limited (non-GAAP)	246,971	(125,164)	(39,624)	(5,706)

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation expenses, and deferred tax expenses relating to valuation allowance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2016 compared with the year ended December 31, 2015

Net revenue

Our net revenues decreased by 89.1% from RMB99.6 million in the year ended December 31, 2015 to RMB10.9 million (US$1.6 million) in the year ended December 31, 2016, primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015. Prior to the voluntary temporary suspension of our online sports lottery sales services in April 2015, we derived substantially all of our net revenues from service fees paid to us by the provincial lottery administration centers for orders we direct to such centers. Starting from the fourth quarter of 2015, we also derive revenues from the rendering of payment processing and complementary by Sumpay.cn. On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn, and the transaction was completed in May 2016. We stopped generating revenue from such source upon completion of this transaction. We started generating revenues from the rendering of mobile gaming and sports information services in the fourth quarter of 2016, upon the completion of acquisition of Shenzhen Qufan and Shenzhen Caiyu.

Operating expenses

Our operating expenses decreased by 7.0% from RMB406.9 million in 2015 to RMB378.3 million (US$54.5 million) in 2016. Our operating expenses consisted of the following:

Cost of Services.    Our cost of services decreased by 42.2% from RMB24.4 million in 2015 to RMB14.1 million (US$2.0 million) in 2016. The decrease was primarily due to a decrease in account handling expenses from RMB6.7 million in 2015 to RMB0.7 million (US$0.1 million) in 2016, and salary expenses from RMB3.9 million in 2015 to RMB0.5 million (US$0.1 million) in 2016, primarily attributable to the voluntary temporary suspension of our online sports lottery sales services since April 2015.

Sales and marketing expenses.    Sales and marketing expenses decreased by 48.4% from RMB87.0 million in 2015 to RMB44.9 million (US$6.5 million) in 2016. The decrease mainly comprised of:

•	a decrease in commissions to third-party Internet companies from RMB7.7 million in 2015 to nil in 2016, which was primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015;

•	a decrease in promotional and marketing expenses from RMB18.3 million in 2015 to RMB8.8 million (US$1.3 million) in 2016, which was primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015; and

•	a decrease in advertising expenses from RMB26.2 million in 2015 to RMB0.3 million (US$0.04 million) in 2016, which was primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015.

General and administrative expenses.    General and administrative expenses increased by 6.7% from RMB232.2 million in 2015 to RMB247.7 million (US$35.7 million) in 2016. The increase primarily consisted of:

•	an increase in consulting expenses from RMB15.2 million in 2015 to RMB27.1 million (US$3.9 million) in 2016, which was primarily due to the acquisition activities conducted in 2016;

•	an increase in amortization and depreciation expenses from RMB9.8 million in 2015 to RMB16.9 million (US$2.4 million) in 2016, which was primarily due to the amortization expenses relating to the online payment and other licenses and mobile applications obtained through the acquisition of Sumpay.cn and Shenzhen Qufan;

•	an increase in rental expenses from RMB3.4 million in 2015 to RMB11.7 million (US$1.7 million) in 2016, which was primarily due to our newly rented offices located in Hong Kong and Shenzhen in 2016;

•	an increase in salary expenses from RMB34.0 million in 2015 to RMB44.6 million (US$6.4 million) in 2016, which was primarily due to the acquisition of new subsidiaries;

•	a bad debt provision of RMB19.9 million, and RMB0.2 million in 2015 and 2016, respectively, after assessing the collectability of the account receivables and other receivables, and

•	an impairment loss on equity investment of RMB5.0 million and RMB3.3 million (US$0.5 million) in 2015 and 2016, respectively.

Service development expenses.    Service development expenses increased by 13.1% from RMB63.3 million in 2015 to RMB71.6 million (US$10.3 million) in 2016. The increase was primarily due to an increase in share-based compensation expenses associated with the share options granted to our service development employees from RMB22.8 million in 2015 to RMB25.0 million (US$3.6 million) in 2016; an increase in salary expenses from RMB31.3 million in 2015 to RMB35.3 million (US$5.1 million) in 2016; and an increase in technical maintenance expenses by RMB2.0 million (US$0.3 million) in 2016.

Other operating income

Other operating income decreased from RMB6.9 million in 2015 to RMB2.7 million (US$0.4 million) in 2016. The decrease was primarily due to:

•	a decrease in residual prize amounts to which we were entitled from pool purchase prizes from RMB1.9 million in 2015 to nil in 2016 primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015; and

•	a decrease in exchange gain from RMB4.2 million in 2015 to RMB2.7 million (US$0.4 million) in 2016.

Operating loss

As a result of the voluntary temporary suspension of our online sports lottery sales services since April 2015, we recorded operating loss of RMB366.6 million (US$52.8 million) in 2016, compared with operating loss of RMB301.4 million in 2015.

Loss before income tax

Loss before income tax was RMB206.2 million (US$29.7 million) in 2016, compared with loss before income tax of RMB282.2 million in 2015.

Income tax expense

We recorded income tax expense of RMB3.1 million (US$0.4 million) in 2016, as compared to income tax expense of RMB42.0 million in 2015. We reassessed the recoverability of the deferred tax assets arose from accrued payroll and welfare payable, excessive advertising expenses, government grant, change in fair value of the derivative component of a short-term investment, and losses carryforward of the consolidated affiliated entities, based on the earnings forecast in the next 3 years, and we concluded that we could not generate adequate profit to fully utilize the deferred tax assets we recorded, thus, we recognized a valuation allowance of RMB40.1 million (US$6.2 million) in 2015.

Net loss

As a result of the forgoing factors, we recorded net loss of RMB209.3 million (US$30.1 million) in 2016, as compared to net loss of RMB324.2 million in 2015.

Net loss attributable to 500.com Limited

We recorded net loss attributable to 500.com Limited of RMB203.0 million (US$29.2 million) in 2016, as compared to net loss attributable to 500.com Limited of RMB323.9 million in 2015. We also recorded non-GAAP net loss attributable to 500.com Limited of RMB39.6 million (US$5.7 million) in 2016, as compared to non-GAAP net loss attributable to 500.com Limited of RMB125.1 million in 2015.

The year ended December 31, 2015 compared with the year ended December 31, 2014

Net revenue

Our net revenues decreased by 82.8% from RMB579.7 million in 2014 to RMB99.6 million in 2015, primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015.

Operating expenses

Our operating expenses decreased by 8.9% from RMB446.7 million in 2014 to RMB406.9 million in 2015. Our operating expenses consisted of the following:

Cost of Services.    Our cost of services decreased by 54.7% from RMB53.9 million in 2014 to RMB24.4 million in 2015. The decrease was primarily due to a decrease in account handling expenses from RMB24.9 million in 2014 to RMB6.7 million in 2015, primarily attributable to the voluntary temporary suspension of our online sports lottery sales services since April 2015.

Sales and marketing expenses.    Sales and marketing expenses decreased by 50.0% from RMB173.9 million in 2014 to RMB87.0 million in 2015. The decrease mainly comprised of:

•	a decrease in commissions to third-party Internet companies from RMB56.8 million in 2014 to RMB7.7 million in 2015, which was primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015;

•	a decrease in promotion from RMB52.1 million in 2014 to RMB18.3 million in 2015, which was primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015; and

•	a decrease in salary and benefits from RMB16.7 million in 2014 to RMB15.4 million in 2015, which was primarily due to a decline in bonus paid to employees.

General and administrative expenses.    General and administrative expenses increased by 48.6% from RMB156.3 million in 2014 to RMB232.2 million in 2015. The increase was primarily due to:

•	an increase in share-based compensation expenses associated with the share options granted to our employees of general and administrative departments from RMB70.8 million in 2014 to RMB119.0 million in 2015;

•	a bad debt provision of RMB19.9 million in 2015. We made a bad debt provision of RMB30.3 million during the first quarter of 2015, after assessing the collectability of the account receivables. we subsequently collected account receivables of RMB1.8 million, RMB1.1 million, RMB4.1 million, and RMB3.5 million in the second, third and fourth quarters of 2015, and the first quarter of 2016, respectively, from three provincial sports lottery administration centers. As a result, we wrote back a bad debt provision in the aggregate amount of RMB10.5 million accordingly; and

•	an impairment loss on equity investment of RMB5.0 million in 2015.

Service development expenses.    Service development expenses increased by 6.6% from RMB59.4 million in2014 to RMB63.3 million in 2015. The increase was primarily due to an increase in share-based compensation expenses associated with the share options granted to our service development employees from RMB11.1 million in 2014 to RMB22.8 million in 2015; which was offset by a decline in in consulting expenses from RMB8.8 million in 2014 to RMB3.6 million in 2015, and a decline in bonus paid to employees from RMB34.1 million in 2014 to RMB31.3 million in 2015.

Other operating income

Other operating income decreased from RMB17.4 million in 2014 to RMB6.9 million in 2015. The decrease was primarily due to:

•	a decrease in residual prize amounts to which we were entitled from pool purchase prizes from RMB11.5 million in 2014 to RMB1.9 million in 2015 primarily due to the voluntary temporary suspension of our online sports lottery sales services since April 2015;

•	a decrease in technical service fee from RMB3.0 million in 2014 to RMB0.3 million in 2015; and.

•	an increase in exchange gain from RMB1.6 million in 2014 to RMB4.2 million in 2015.

Operating profit (loss)

As a result of the voluntary temporary suspension of our online sports lottery sales services since April 2015, we recorded operating loss of RMB301.4 million in 2015, compared with operating profit of RMB149.5 million in 2014.

Income (loss) before income tax

Loss before income tax was RMB282.2 million in 2015, compared with income before income tax of RMB165.0 million in 2014.

Income tax expense

We recorded income tax expense of RMB42.0 million in 2015, as compared to income tax expense of RMB8.0 million in2014. We reassessed the recoverability of the deferred tax assets arose from accrued payroll and welfare payable, excessive advertising expenses, government grant, change in fair value of the derivative component of a short-term investment, and losses carryforward of the consolidated affiliated entities, based on the earnings forecast in the next 3 years, and we concluded that we could not generate adequate profit to fully utilize the deferred tax assets we recorded, thus, we recognized a valuation allowance of RMB40.1 million in 2015.

Net income (loss)

As a result of the forgoing factors, we recorded net loss of RMB324.2 million in 2015, as compared to net income of RMB157.0 million in 2014.

Net income (loss) attributable to 500.com Limited

We recorded net loss attributable to 500.com Limited of RMB323.9 million in 2015, as compared to net income attributable to 500.com Limited of RMB157.0 million in 2014. We also recorded non-GAAP net loss attributable to 500.com Limited of RMB125.1 million in 2015, as compared to non-GAAP net income attributable to 500.com Limited of RMB247.0 million in 2014.

B.	Liquidity and Capital Resources

Prior to our initial public offering in November 2013, our principal sources of liquidity had been cash generated from our operating activities and proceeds from our issuances of preferred shares and ordinary shares. As of December 31, 2016, we had RMB673.1 million (US$97.0 million) in cash and cash equivalents, RMB804.7 million ((US$115.9 million) in time deposits, and RMB100.0 million (US$14.4 million) in short-term investments.

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

The following table sets forth a summary of our cash flows for the years indicated.

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	250,553	42,375	(114,341)	(16,469)
Net cash (used in) generated from investing activities	(395,744)	(922,063)	503,833	72,567
Net cash generated from (used in) financing activities	84,922	748,461	(117,094)	(16,865)
Effect of exchange rate changes on cash and cash equivalents	1,507	46,328	47	7
Cash and cash equivalents at the beginning of the period	544,318	485,556	400,657	57,707

Cash and cash equivalents at the end of the period	485,556	400,657	673,102	96,947

Net cash generated from (used in) operating activities

Net cash used in operating activities in 2016 was RMB114.3 million (US$16.5 million), which was primarily attributable to (i) net loss of RMB209.3 million (US$30.1 million) adjusted by subtracting RMB163.3 million (US$23.5 million) of share-based compensation; (ii) depreciation and amortization expenses of RMB19.7 million (US$2.8 million); (iii) impairment loss on equity investment of RMB3.4 million (US$0.5 million); (iv) an increase in accrued expenses and other current liabilities of RMB55.4 million (US$8.0 million); (v) an increase in income tax payable of RMB5.3 million (US$0.8 million), and (vi) a decrease in accounts receivable of RMB4.4 million (US$0.6 million). Net cash generated from operating activities in 2016 was partially offset by (i) gain from disposal of a subsidiary of RMB136.9 million (US$19.7 million); (ii) an increase in deposits of RMB4.8 million (US$0.7 million); and (iii) an increase in prepayments and other current assets of RMB4.3 million (US$0.6 million).

Net cash generated from operating activities in 2015 was RMB42.4 million, which was primarily attributable to (i) net loss of RMB324.2 million adjusted by subtracting RMB158.6 million of share-based compensation; (ii) deferred tax expense of RMB40.1 million; (iii) bad debt provision of RMB19.9 million; (iv) depreciation of property and equipment of RMB10.2 million; (v) impairment loss on equity investment of RMB5.0 million; (vi) a decrease of RMB137.7 million in prepayments and other current assets; (vii) a decrease of RMB51.1 million in accounts receivable; and (viii) a decrease of RMB8.9 million in deposits. Net cash generated from operating activities in 2015 was partially offset by (i) a decrease of RMB43.1 million in accrued expenses and other current liabilities; (ii) a decrease of RMB15.9 million in accrued payroll and welfare payable; and (iii) a decrease of RMB9.2 million in income tax payable.

Net cash generated from operating activities in 2014 was RMB250.6 million, which was primarily attributable to (i) net income of RMB157.0 million adjusted by subtracting RMB89.9 million of share-based compensation;(ii) an RMB37.8 million increase in accrued expenses and other current liabilities; (iii) an RMB17.6 million increase in accrued payroll and welfare payable; and (iv) an RMB13.9 million increase in long-term payables. Net cash generated from operating activities in 2014 was partially offset by (i) an RMB11.9 million increase in accounts receivable; (ii) an RMB42.5 million increase in prepayments and other current assets; and (iii) deferred tax expense of RMB23.9 million.

Net cash generated from (used in) investing activities

Net cash generated from investing activities in 2016 was RMB503.8 million (US$72.6 million), which was primarily attributable to (i) cash received from the maturity of time deposits of RMB1,386.9 million (US$199.7 million); (ii) cash received from the maturity of short-term investments of RMB100.0 million (US$14.4 million); and (iii) cash received from disposal of a subsidiary of RMB224.4 million (US$32.3 million); which was partially offset by (i) cash paid for time deposits of RMB938.9 million (US$135.2 million); (ii) cash paid for short-term investments of RMB213.5 million (US$30.7 million); (iii) cash paid for acquisition of other assets of RMB28.4 million (US$4.1 million); (iv) cash paid for contingent consideration for acquisition of Sumpay.cn of RMB6.3 million (US$0.9 million); and (v) cash paid for acquisition of property and equipment of RMB26.9 million (US$3.9 million).

Net cash used in investing activities in 2015 was RMB922.1 million, which was primarily attributable to (i) an increase in time deposits of RMB2,077.9 million; (ii) cash paid for business combination (net of cash) of RMB93.2 million; (iii) cash paid for acquisition of other assets of RMB58.5 million; (iv) cash paid for short-term investments of RMB44.4 million; (v) cash paid for acquisition of property and equipment of RMB10.2 million in connection with the purchase of information-related equipment; which was partially offset by (i) cash received from the maturity of time deposits of RMB1,290.7 million; and (ii) cash received from the maturity of short-term investments of RMB70.2 million.

Net cash used in investing activities in 2014 was RMB395.7 million, which was primarily attributable to (i) an RMB285.6 million increase in time deposits; (ii) cash paid for acquisition of property and equipment of RMB15.5 million in connection with the purchase of information-related equipment; (iii) cash paid for short-term investments of RMB71.3 million; and (iv) cash paid for acquisition of other assets of RMB24.1 million.

Net cash generated from (used in) financing activities

Net cash used in financing activities in 2016 was RMB117.1 million (US$16.9 million) which was primarily attributable to payment for repurchase of shares of RMB131.0 million (US$18.9 million); which was partially offset by proceeds from the exercise of share options of RMB12.6 million (US$1.8 million).

Net cash generated from financing activities in 2015 was RMB748.5 million which was primarily attributable to (i) proceeds from the private placement of RMB739.1 million; (ii) proceeds from the exercise of share options of RMB18.1 million; partially offset by payment for repurchase of shares of RMB8.8 million.

Net cash generated from financing activities in 2014 was RMB84.9 million which was primarily attributable to (i) RMB1.0 million proceeds from short-term bank borrowings; (ii) an RMB56.5 million decreased in restricted cash; (iii) RMB48.8 million net proceeds from the exercise of share options; and (iv) RMB3.2 million proceeds from reimbursement of ADR program related expenses; partially offset by (i) an RMB13.8 million repayment of short-term bank borrowings; and (ii) an RMB10.7 million payment for public offering costs.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of RMB17.2 million, RMB11.1 million and RMB26.9 million (US$3.9 million) in 2014, 2015 and 2016, respectively. In addition, our capital expenditures in 2014, 2015 and 2016 primarily consisted of purchases of additional information technology-related equipment. We expect that our capital expenditures will increase in the future as we make technological improvements to our transaction and service platform.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or the FASB, issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers-Deferral of the effective date” (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 issued in May 2014. According to ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We will apply the new revenue standard beginning January 1, 2018, and plans to adopt a modified retrospective approach upon adoption. We have set up an implementation schedule and is currently in the process of analyzing each of our revenue streams in accordance with the new revenue standard to determine the impact on our consolidated financial statements. We plan to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 as we work towards the implementation and finalizes its determination of the impact that the adoption will have on the consolidated financial statements.

 In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), “Leases”. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for public business entities in the first quarter of 2018. Early adoption is permitted. We are currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020. Early adoption is permitted. We are currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

	As of December 31, 2016
	(RMB)	(US$)
	(in thousands)
2017	21,935	3,160
2018	20,535	2,957
2019	12,827	1,847

Total	55,297	7,964

As of December 31, 2016, we did not have any long-term debt obligations or purchase obligations.

G.	Safe Harbor

This annual report contains forward looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward looking statements include, among other things, statements relating to:

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lian Qi	49	Chairman
Bo Yu	49	Director
Qian Sun	42	Independent Director
Honghui Deng	46	Independent Director
Yu Wei	46	Independent Director
Angel Yan Ki Wong	46	Independent Director
Zhengming Pan	38	Director and Chief Executive Officer
Min Yu	34	Chief Financial Officer
Lei Zheng	36	Chief Operating Officer
Zhaofu Tian	41	Chief Technology Officer

Mr. Lian Qi has served as chairman of our board of directors from January 20, 2017. Mr. Qi is the Co-President and a director of Tsinghua Unigroup and the Chairman of Unisplendour Technology (Holdings) Limited (365.HK). In addition, Mr. Qi served various positions within the Tsinghua Unigroup since 1992 and has accumulated substantial experiences in management, investment and strategic planning. Mr. Qi received a master’s degree in business administration from the Chinese University of Hong Kong in 2002, a Master of Science degree in engineering and a Bachelor of Science degree in engineering from Tsinghua University in 1992 and 1990, respectively.

Mr. Qian Sun has served as our director from October 21, 2013, and became our independent director from August 2016. Mr. Sun is a managing director of Sequoia Capital China, where he focuses on consumer and technology related investment. Prior to joining Sequoia Capital China in 2006, Mr. Sun worked at General Atlantic from 2003 to 2005, focusing on technology related growth investment in China. He also worked as a management consultant at Monitor Group in Hong Kong from 1997 to 1999. Mr. Sun received a BA degree in applied mathematics from Harvard College in 1997, an MBA from Harvard Business School and a J.D. from Harvard Law School in 2003.

Mr. Bo Yu has served as our director from January 20, 2017. Mr. Yu was the Company’s general counsel. Mr. Yu received a master’s degree in law from the University of Iowa, and a master’s degree in law and a bachelor’s degree in science from the University of Wuhan. Mr. Yu is admitted to the Bar of the State of Michigan.

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

Mr. Yu Wei has served as our independent director from November 21, 2013. Mr. Wei is the founder and director of Artix International Group Co., Ltd. Mr. Wei has served as vice president of China Railway Modern Logistics Technology Co., Ltd. since 2007 and vice president of Guiyang Longyuan Real Estate Co., Ltd. since 2011. Mr. Wei has served as director in Guangxi Dirun Mining Industry Investment Co., Ltd. and Beijing Happy Forever Investment Management Co., Ltd. in 2011 and 2012, and has served as vice president of Guangzhou China Railway Taibo Real Estate Co., Ltd. since 2013. Mr. Wei graduated from Beijing Jiaotong University, Institute of Economics and Logistics in 1990, and received an EMBA degree from Cheung Kong Graduate School of Business in 2009.

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

Mr. Zhengming Pan has served as our President since September 1, 2014, and our chief financial officer from April 2011 to August 2014. On May 15, 2015, Mr. Pan was appointed as our chief executive officer and a director. Prior to joining us, Mr. Pan served as a vice president at Deutsche Bank AG, Hong Kong Branch from 2007 to April 2011 and an attorney at Simpson Thacher & Bartlett LLP from 2003 to 2007. Mr. Pan received a Master of Law degree and a Juris Doctor degree from Columbia University Law School in 2001 and 2003, respectively, a Master of Law degree from the University of Edinburgh in 2000 and a bachelor’s degree in law from Fudan University in 1999.

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

Compensation of Directors and Executive Officers

In 2016, the aggregate cash compensation to all our directors and our executive officers was RMB5.5 million (US$0.8 million). For share-based compensation, see “Item 6B. Compensation—Share Incentive Plans.” We do not have any amount accrued in 2016 for pension, retirement or other similar benefits to our directors and our executive officers.

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

The following table summarizes the share options granted to our employees under the 2011 share incentive plan that was outstanding as of the date of this annual report:

Name	Number of Ordinary Shares Underlying Options		Exercise Price(1) (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Man San Law#	660,000		0.2	April 08, 2012	April 08, 2011	April 08, 2021
	1,400,000		0.4	October 22, 2014	October 22, 2013	October 22, 2023
	2,980,000		1	June 19, 2015	June 19, 2014	June 19, 2019
	100,000		1.851	November 21, 2016	January 06, 2016	November 22, 2018
Qi Li	66,670		1	November 22, 2014	June 19, 2014	November 22, 2017
Zhengming Pan	2,483,330		1	June 19, 2015	June 19, 2014	June 19, 2019
	100,000		1.851	November 21, 2016	January 06, 2016	November 22, 2018
	100,000		1.35	November 21, 2017	December 16, 2016	November 22, 2019
Lei Zheng		*	0.2	April 08, 2012	April 08, 2011	April 08, 2021
			1	June 19, 2015	June 19, 2014	June 19, 2019
Zhaofu Tian		*	0.4	October 22, 2014	October 22, 2013	October 22, 2023
			1	June 19, 2015	June 19, 2014	June 19, 2019
Min Yu		*	1	June 19, 2015	June 19, 2014	June 19, 2019
Weiguo Zhao#		*	2.545	June 29, 2015	June 29, 2015	June 29, 2020
Honghui Deng		*	1	November 22, 2014	June 19, 2014	November 22, 2017
			1.851	November 21, 2016	January 06, 2016	November 22, 2018
			1.35	November 21, 2017	December 16, 2016	November 22, 2019
Yu Wei		*	1	November 22, 2014	June 19, 2014	November 22, 2017
			1.851	November 21, 2016	January 06, 2016	November 22, 2018
			1.35	November 21, 2017	December 16, 2016	November 22, 2019
Qian Sun		*	1	November 22, 2014	June 19, 2014	November 22, 2017
			1.851	November 21, 2016	January 06, 2016	November 22, 2018
			1.35	November 21, 2017	December 16, 2016	November 22, 2019
Angel Yan Ki Wong		*	1.851	November 21, 2016	January 06, 2016	November 22, 2018
			1.35	November 21, 2017	December 16, 2016	November 22, 2019
Bo Yu		*	1	June 19, 2016	June 19, 2014	June 19, 2020
			1.35	November 21, 2017	December 16, 2016	November 22, 2019
Directors and officers as a group	2,090,000		0.2
	1,400,000		0.4
	12,416,680		1
	600,000		1.851
	600,000		1.35
Other Individuals as a group	1,201,900		0.2
	325,390		0.4
	17,896,830		1
	2,500,000		2
	15,900,000		1.743

*	Options to purchase less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.

#	Mr. Law and Mr. Zhao have stepped down from our board of directors on January 20, 2017.

(1)	The exercise price of the options granted on April 8, 2011 was set by our board of directors at US$0.40 per share on the date of grant, and was adjusted to US$0.20 per share by our board of directors on June 8, 2012 as it believed the voluntary suspension would materially and adversely affect our revenues for 2012 and the fair value of our ordinary shares. The exercise price of options granted on June 19, 2014 was set by our board of directors at US$3.23 per share, which was equivalent to the market price of our publicly traded shares on the previous day, and was adjusted to US$1.00 per share by our board of directors on March 19, 2015 as it believed the suspension by provincial sport lottery administration centers to accept online lottery purchase orders would materially and adversely affect our revenues for 2015 and the fair value of our ordinary shares. All the other terms of the options remain unchanged.

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

Compensation Committee

Our compensation committee consists of Bo Yu, Lian Qi, and Honghui Deng. Bo Yu is the chairman of our compensation committee. Honghui Deng satisfies the requirements for an “independent director” within the meaning of NYSE rules.

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
96

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Bo Yu, Yu Wei and Zhengming Pan. Bo Yu is the chairman of our nominating and corporate governance committee. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and executive officers and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Strategy Committee

Our strategic planning committee consists of Lian Qi, Qian Sun and Zhengming Pan. Lian Qi is the chairman of our strategic planning committee. Our strategic planning committee assists the board of directors in designing the strategic plan of our business. Our strategic planning committee is responsible for, among other things:

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

D. Employees

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 372, 337 and 366 employees as of December 31, 2014, 2015 and 2016, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2016.

Function	Number of employees
Management and Administration	8
Sales, Marketing and Website Operation	63
Service and User Support	15
Technology and Product Development	217
Administrative Support	63

Total	366

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 333,993,382 Class A ordinary shares and 74,400,299 Class B ordinary shares.

	Shares Beneficially Owned			Percentage of Votes Held
	Number		Percent	Percent
Directors and Executive Officers:
Man San Law(1)#	59,413,854		14.37%	43.71%
Qi Li(2)	20,639,538		5.05%	1.91%
Zhengming Pan(3)	4,983,330		1.21%	0.46%
Lei Zheng		*	*	*
Zhaofu Tian		*	*	*
Min Yu		*	*	*
Honghui Deng		*	*	*
Yu Wei		*	*	*
Weiguo Zhao#		*	*	*
Qian Sun		*	*	*
Angel Yan Ki Wong		*	*	*
Bo Yu		*	*	*
Lian Qi	—		—	—
Principal Shareholders:
Delite Limited(4)	29,008,836		7.10%	24.40%
Brothers Union International Limited(5)	20,572,868		5.04%	1.91%
Smart Mega Holdings Limited(6)	25,265,018		6.19%	19.04%
Sequoia Capital 2010 CGF Holdco, Ltd.(7)	35,042,735		8.58%	3.25%
Tsinghua Unigroup International Co., Ltd.(8)	74,773,370		18.31%	6.94%

The business address of our directors and executive officers is 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, 518057, People’s Republic of China.
*	Less than 1% of our outstanding ordinary shares.

#	Mr. Law and Mr. Zhao have stepped down from our board of directors on January 20, 2017.

(1)	represents (i) 26,000,006 Class B ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands, which shares are held in irrevocable discretionary family trusts established by Mr. Law, (ii) 5,140,000 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this annual report granted to Mr. Law under our 2011 Share Incentive Plan, (iii) 20,000,008 Class B ordinary shares owned by Smart Mega Holdings Limited, a BVI company with the address of P.O. Box 957, Offshore, which shares are held in irrevocable discretionary family trusts established by Ms. Ping Yuan, wife of Mr. Law. Mr. Law, by virtue of the relationship described above, may be deemed to beneficially own such 20,000,008 Class B ordinary shares, (iv) 300,883 ADSs which represents 3,008,830 Class A ordinary shares owned by Delite Limited, and (v) 526,501 ADSs which represents 5,265,010 Class A ordinary shares owned by Smart Mega Holdings Limited.
(2)	represents (i) 8 Class B ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by Mr. Li, (ii) 66,670 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this annual report granted to Mr. Li under our 2014 Share Incentive Plan, and (iii) 2,057,286 ADSs which represents 20,572,860 Class A ordinary shares owned by Brothers Union International Limited.

(3)	represents (i) 240,000 ADSs which represents 2,400,000 Class A ordinary shares owned by Ace Chance Global Limited, a BVI company wholly and beneficially owned by Mr. Pan, with the address of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Pan, by virtue of his sole ownership of Ace Chance Global Limited, may be deemed to beneficially own such 2,400,000 Class B ordinary shares, and (ii) 2,583,330 Class A ordinary shares issuable upon the exercise of options within 60 days of the date of this annual report granted to Mr. Law under our 2011 Share Incentive Plan and 2014 Share Incentive Plan.
(4)	represents (i) 26,000,006 Class B ordinary shares, and (ii) 300,883 ADSs which represents 3,008,830 Class A ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Delite Limited is wholly owned by Jackpot International Ltd, a Cayman Islands company which is wholly owned by The Jackpot Trust, a revocable discretionary trust established by Mr. Law with Mr. Law as settlor and Mr. Law and his family members as beneficiaries, which include Ms. Ping Yuan, wife of Mr. Law, Ms. Yuhan Law, daughter of Mr. Law, Mr. Lin Law, father of Mr. Law, and Ms. Ruihua Hu, mother of Mr. Law. The 29,008,836 Class B ordinary shares are held by Credit Suisse Trust Limited as trustee of The Jackpot Trust.
(5)	represents (i) 8 Class B ordinary shares, and (ii) 2,057,286 ADSs which represents 20,572,860 Class A ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by our director, Qi Li. The address of Brothers Union International Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	represents (1) 20,000,008 Class B ordinary shares and (ii) 526,501 ADSs which represents 5,265,010 Class A ordinary shares owned by Smart Mega Holdings Limited, a BVI company with the address of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Smart Mega Holdings Limited is wholly owned by Vibrant Jade Ltd., a Cayman Islands company which is wholly owned by The Vibrant Jade Trust, a revocable discretionary trust established by Ms. Ping Yuan, wife of Mr. Law, with Ms. Yuan as settlor and Mr. Law and Ms. Yuhan Law, daughter of Ms. Ping Yuan, as beneficiaries. The 25,265,018 Class B ordinary shares are held by Credit Suisse Trust Limited as trustee of The Vibrant Jade Trust.
(7)	represents (i) 5 Class B ordinary shares, and (ii) 3,504,273 Restricted ADSs which represents 35,042,730 Class A ordinary shares, owned by Sequoia Capital 2010 CGF Holdco, Ltd.. Sequoia Capital 2010 CGF Holdco, Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd., Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(8)	represents (i) 63,500,500 Class A ordinary shares, and (ii) 1,127,287 ADSs which represents 11,272,870 Class A ordinary shares, owned by Tsinghua Unigroup International Co., Ltd. The address of Tsinghua Unigroup International Co., Ltd. is Floor 6, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing, China.

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

Non-Interest Bearing Borrowings from Related Parties

Historically, we extended loans to certain directors and entities controlled by certain directors, executive officers and a principal shareholder of our company. As of December 31, 2014, 2015 and 2016, the total outstanding balance due from these related parties were nil.

Reorganization and Private Placement

See “Item 4. Information on the Company—History and Development of the Company” and “Item 4. Information on the Company—Organizational Structure”.

Share Incentives

For a discussion of the share option plan we adopted in 2011, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plans”.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

On February 27, 2015, a purported stockholder class action lawsuit consisting of purchasers of our ADSs during the period between November 22, 2013 and February 25, 2015, captioned Fragala v. 500.com Limited, et al., Case No. 15-CV-1463-MMM (E), was filed in the U.S. District Court for the Central District of California, or the Court, against us, certain of our executive officers, and the underwriters for our initial public offering. On July 7, 2015, the Court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel to represent the purported class in the litigation. On September 15, 2015, lead plaintiff filed an amended complaint on behalf of a purported class consisting of purchasers of our ADSs during the period between November 22, 2013 and March 2, 2015. The amended complaint alleges that our prospectus, registration statement, and other filings with the U.S. Securities and Exchange Commission from October 22, 2013 to March 2, 2015 contained materially false and misleading information in violation of the federal securities laws and seeks unspecified compensatory damages and other relief. On January 22, 2016, lead plaintiff and the underwriter defendants stipulated to the dismissal of the underwriter defendants with prejudice. On March 15, 2016, the Court denied the motion to dismiss filed by the company and those of its executive officers named in the suit, stating that the issues raised in the motion are more appropriately resolved on a motion for summary judgment. On September 12, 2016, the parties entered into a written agreement to settle the matter for USD 2.5 million, inclusive of fees and costs, subject to Court approval. We paid US$1.5 million for the settlement, and the remaining US$1.0 million was covered by the insurance company. On November 1, 2016, the Court preliminarily approved the settlement and preliminarily certified a class for settlement purposes. On March 6, 2017, the Court held the final fairness hearing and issued a final judgment approving the settlement, certifying the settlement class, and dismissing the action with prejudice.

Dividend Policy

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

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the New York Stock Exchange since November 22, 2013 under the symbol “WBAI”. The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 27, 2017 was US$13.13 per ADS.

	Market Price Per ADS (US$)
	High	Low
Annual Highs and Lows
2013 (since November 22, 2013)	39.42	18.14
2014	54.00	16.59
2015	30.67	7.31
2016	19.98	10.92

Quarterly Highs and Lows
First Quarter 2015	20.29	7.31
Second Quarter 2015	30.67	10.32
Third Quarter 2015	26.82	10.88
Fourth Quarter 2015	22.37	15.73
First Quarter 2016	19.58	13.77
Second Quarter 2016	19.38	15.41
Third Quarter 2016	19.27	16.42
Fourth Quarter 2016	19.98	10.92

Monthly Highs and Lows
October 2016	19.98	16.46
November 2016	17.42	10.92
December 2016	15.70	13.15
January 2017	15.48	12.80
February 2017	13.99	12.38
March 2017	13.45	12.30
April 2017(through April 27, 2017)	14.90	13.02

As of the date of this annual report, a total of 33,399,338 ADSs representing 333,993,382 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that accumulated undistributed earnings of foreign invested enterprises generated prior to January 1, 2008, if distributed to their foreign investors after 2008, are exempt from enterprise income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Fine Brand Limited and 500wan HK Limited, our equity interests in our PRC subsidiary. Our business operations are principally conducted through our PRC subsidiary and our consolidated affiliated entities. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our PRC subsidiary, if any, will be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. Under the EIT law, Notice of the State Administration of Taxation on Issuing the Table of Agreed Tax Rates on Dividends, or Notice 112, which was issued on January 29, 2008 and Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income, or the PRC-HK DTA, which became effective on December 8, 2006, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary may be subject to a 10% withholding tax or a 5% withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Under the existing implementation rules of the EIT Law, it is unclear whether the PRC tax authority would treat us as a PRC tax resident enterprise. Accordingly, dividends paid by us to our non-PRC tax resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC enterprise income tax.

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

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and valuation of our assets, we believe we were a PFIC for 2016 for United States federal income tax purposes, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in future taxable years.

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

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Foreign Exchange Risk

Substantially most of our revenues and expenses are denominated in RMB, while a portion of our cash and cash equivalents, and time deposits are denominated in U.S. dollars. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars. We have not used any derivative financial instruments to hedge our exposure to foreign exchange risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate, and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar in 2014. In August 2015, the People's Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market makers who submit for reference rates to consider the previous day's closing spot rate, foreign exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 4.68% against the U.S. dollar, and in 2016, the value of the Renminbi further depreciated approximately 7.09% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2015, we had Renminbi denominated cash and cash equivalents, time deposits, restricted cash and short term investments of RMB404 million and U.S. dollar denominated cash and cash equivalents of US$196 million. Assuming we had converted RMB404 million into U.S. dollars at the exchange rate of RMB6.4778 for US$1.00 as of December 31, 2015, our total U.S. dollar cash balance would have been US$258 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$253 million.

As of December 31, 2016, we had Renminbi denominated cash and cash equivalents, time deposits, restricted cash and short term investments of RMB398 million and U.S. dollar denominated cash and cash equivalents of US$170 million. Assuming we had converted RMB398 million into U.S. dollars at the exchange rate of RMB6.943 for US$1.00 as of December 31, 2016, our total U.S. dollar cash balance would have been US$227 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$222 million.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.0% in 2014, 1.4% in 2015, and 2.0% in 2016. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

As of December 31, 2016, approximately RMB14.6 million (US$2.1 million) of the net proceeds from our public offerings has been used for capital expenditures. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliances with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

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

Based upon the evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the report that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15 of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 500.com UK, Qufan Cayman, Qufan HK, Shenzhen Qufan, Shenzhen Caiyu and Shenzhen Kaisheng, which is consolidated in our 2016 consolidated financial statements included in this annual report, and constituted RMB28.1 million and RMB9.2 million of our total and net assets, respectively, as of December 31, 2016 and RMB7.5 million and RMB0.2 million of our revenues and net loss, respectively, for the year ended December 31, 2016.

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

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Angel Yan Ki Wong, an independent director within the meaning of Section 303Aof the New York Stock Exchange Listed Company Manual, and the chairman of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

	For the Year Ended December31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	3,180	2,600	375
Audit related fees(2)	1,800	1,500	216
All other services(3)	900	1,600	230
Total	5,880	5,700	821

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by Ernst & Young for the audits of our annual consolidated financial statements.
(2)	Audit-related fees include the aggregate fee billed in each of the fiscal year for interim review, agreed-upon procedures performed in relation to interim financial information, professional services associated with SEC filings.
(3)	Fees for all other services include fees for U.S. GAAP training services and agreed-upon procedure for financial due diligence rendered by Ernst & Young.

The policy of our audit committee is to pre approve all audit and non-audit services, such as audit-related, tax and other services provided by Ernst & Young.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2015, our board of directors approved a share repurchase program, which provided authorization to purchase up to US$30 million worth of our outstanding ADSs. Under this plan, in 2015, we purchased approximately 122,000 ADSs (equivalent to 1,220,000 of our ordinary shares) with a total consideration of approximately US$1.43 million, and in 2016, we purchased approximately 114,153 ADSs (equivalent to 1,141,532 of our ordinary shares) with a total consideration of approximately US$17.24 million. The table below sets forth additional information on our repurchase of ADSs for each month indicated:

Month	Number of ADSs Purchased	Purchase Price (US$)	Average Price Paid Per ADS (US$) *	Total Number of ADSs Purchased as Part of Share Repurchase Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March 2015	122,000	1,434,250	11.76	122,000	28,565,750
March 2016	582,500	9,626,481	16.53	704,500	18,939,268
November 2016	509,032	6,937,462	13.63	1,213,532	12,001,807
December 2016	50,000	675,715	13.51	1,263,532	11,326,092
Total	1,263,532	18,673,908	14.78	1,263,532	11,326,092

*Note: Price data includes trading commissions. Some numbers may not add due to rounding.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Corporate Governance Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.3 from the S-8 registration statement (File No. 333-193462), as amended, initially filed with the Commission on January 21, 2014)

4.1	Registrant’s 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.2	Form of Employment Agreement with the Registrant’s executive officers (incorporated by reference to Exhibit 10.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers, (incorporated by reference to Exhibit 10.3 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.4	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and E-Sun Network as of June 1, 2011 (incorporated by reference to Exhibit 10.4 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.5	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011 (incorporated by reference to Exhibit 10.5 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.6	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011 (incorporated by reference to Exhibit 10.6 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.7	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011 (incorporated by reference to Exhibit 10.8 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.8	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011 (incorporated by reference to Exhibit 10.9 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.9	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011(incorporated by reference to Exhibit 10.11 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.10	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011 (incorporated by reference to Exhibit 10.12 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.11	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011 (incorporated by reference to Exhibit 10.14 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.12	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011 (incorporated by reference to Exhibit 10.15 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.13	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.17 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.14	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.18 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.15	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.20 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.16	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.21 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.17	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Guangtiandi Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.23 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.18	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.24 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.19	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.25 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.20	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.27 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.21	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.28 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.22	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Youlanguang Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.30 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.23	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011 (incorporated by reference to Exhibit 10.31 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.24	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011 (incorporated by reference to Exhibit 10.32 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.25	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011 (incorporated by reference to Exhibit 10.34 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.26	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011 (incorporated by reference to Exhibit 10.35 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.27	English translation of Service Agreement with Jiangxi Sports Lottery Administration Center, dated January 1, 2011 (incorporated by reference to Exhibit 10.37 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.28	English translation of Exclusive Business Cooperation Agreement entered into by E-Sun Sky Computer and E-Sun Sky Network (incorporated by reference to Exhibit 10.38 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.29	Supplementary Agreement entered into by and among E-Sun Sky Computer, Wang Ying, Guangtiandi Technology and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.39 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.30	Supplementary Agreement entered into by and among E-Sun Sky Computer, Fu Jiepin, Li He, Li Xue, Yuan Ping, Zou Bo, Zou Ying, E-Sun Network and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.40 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.31	Supplementary Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Li Jin and Youlanguang Technology as of November 20, 2012 (incorporated by reference to Exhibit 10.41 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.32	Confirmation Letter executed by Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.42 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.33	Confirmation Letter executed by Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.43 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.34	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Fu Jiepin as of December 28, 2013 (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.35	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li He as of December 28, 2013 (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.36	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li Xue as of December 28, 2013 (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.37	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Ping as of December 28, 2013 (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.38	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zou Bo as of December 28, 2013 (incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.39	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zou Ying as of December 28, 2013 (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.40	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Wang Ying as of December 28, 2013 (incorporated by reference to Exhibit 4.40 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.41	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Liangdong as of December 28, 2013 (incorporated by reference to Exhibit 4.41 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.42	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li Jin as of December 28, 2013 (incorporated by reference to Exhibit 4.42 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.43	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zhang Jing as of December 28, 2013 (incorporated by reference to Exhibit 4.43 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.44	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Fu Jiepin and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.44 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.45	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li Xue and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 incorporated by reference to Exhibit 4.45 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.46	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li He and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 incorporated by reference to Exhibit 4.46 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.47	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Ping and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.47 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.48	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zou Bo and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.49	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zou Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.49 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.50	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Wang Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015

4.51	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Liangdong and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.52	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li Jin and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.52 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.53	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zhang Jing and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.53 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.54	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yu Bo and E-Sun Network on November 18, 2015 (incorporated by reference to Exhibit 4.54 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.55	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and E-Sun Network on November 18, 2015 (incorporated by reference to Exhibit 4.55 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.56	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Shenzhen E-Sun Network on November 18, 2015 (incorporated by reference to Exhibit 4.56 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)
122

4.57	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Shenzhen E-Sun Network on November 18, 2015 (incorporated by reference to Exhibit 4.57 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.58	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on November 18, 2015 (incorporated by reference to Exhibit 4.58 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.59	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Yu Bo and Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.59 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.60	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Yu Bo, Yin Zhiwei and Shenzhen E-Sun Network on November 18, 2015 (incorporated by reference to Exhibit 4.60 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.61	English translation of Irrevocable Power of Attorney executed by Yu Bo on November 18, 2015 (incorporated by reference to Exhibit 4.61 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.62	English translation of Irrevocable Power of Attorney executed by Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.62 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.63	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.63 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.64	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.64 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.65	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.66	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.67	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on November 18, 2015 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.68	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Yu Bo and Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.69	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Yu Bo, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.70	English translation of Irrevocable Power of Attorney executed by Yu Bo on November 18, 2015 (incorporated by reference to Exhibit 4.70 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.71	English translation of Irrevocable Power of Attorney executed by Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.71 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.72	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.73	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.74	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.75	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.76	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.76 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.77	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on December 20, 2015 (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.78	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Zhang Han and Zhang Jing on December 22, 2015 (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.79	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.79 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.80	English translation of Irrevocable Power of Attorney executed by Zhang Han on December 20, 2015 (incorporated by reference to Exhibit 4.80 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.81	English translation of Irrevocable Power of Attorney executed by Zhang Jing on December 20, 2015 (incorporated by reference to Exhibit 4.81 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.82	English translation of Equity Transfer Agreement entered into by and between Tongu Technology and Shanghai Xingyie Investment Development Co., Ltd. on March 29, 2016 (incorporated by reference to Exhibit 4.82 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)
124

8.1*	List of Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Yingke Law firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

500.COM LIMITED

By:	/s/ Zhengming Pan
	Name:	Zhengming Pan
	Title:	Chief Executive Officer

Date: April 28, 2017

126

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

500.COM LIMITED

31 December 2014, 2015 and 2016

500.COM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of 500.com Limited

We have audited the accompanying consolidated balance sheets of 500.com Limited (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 500.com Limited at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 500.com Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of 500.com Limited

We have audited 500.com Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). 500.com Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 500.com Gaming UK Limited (“500.com UK”), Qufan Internet Technology Inc. (“Qufan Cayman”), Qufan Internet Technology (HK) Limited (“Qufan HK”), Shenzhen Qufan Network Technology Co., Ltd. (“Shenzhen Qufan”), Shenzhen Caiyu Hudong Technology Co., Ltd. (“Shenzhen Caiyu”) and Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd. (Shenzhen Kaisheng”), which is included in the 2016 consolidated financial statements of 500.com Limited and constituted RMB28.1 million and RMB9.2 million of total and net assets, respectively, as of December 31, 2016 and RMB7.5 million and RMB0.2 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of 500.com Limited also did not include an evaluation of the internal control over financial reporting of 500.com UK, Qufan Cayman, Qufan HK, Shenzhen Qufan, Shenzhen Caiyu and Shenzhen Kaisheng.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, 500.com Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 500.com Limited as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016 of 500.com Limited and our report dated April 28, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, The People’s Republic of China

April 28, 2017

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2015	As of December 31,2016	As of December 31,2016
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		400,657	673,102	96,947
Restricted cash		10,599	3,704	533
Time deposits		1,220,797	804,692	115,900
Short-term investments	5	45,540	100,000	14,403
Accounts receivable	6	3,638	-	-
Prepayments and other current assets	7	30,855	125,534	18,078
Total current assets		1,712,086	1,707,032	245,861

Non-current assets:
Property and equipment, net	8	44,194	53,935	7,768
Intangible assets, net	9	200,148	61,547	8,865
Goodwill	4	64,899	160,438	23,108
Deposits	7	1,217	5,810	837
Long-term investments	5	60,332	85,459	12,309
Other non-current assets		1,621	2,671	386
Total non-current assets		372,411	369,860	53,273

TOTAL ASSETS		2,084,497	2,076,892	299,134

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to 500.com Limited of RMB106 and Nil as of December 31, 2015 and 2016, respectively)		106	-	-
Accrued payroll and welfare payable (including accrued payroll and welfare payable of the consolidated VIEs without recourse to 500.com Limited of RMB14,896 and RMB15,846 (US$2,282) as of December 31, 2015 and 2016, respectively)		15,890	16,270	2,343
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to 500.com Limited of RMB127,897 and RMB67,166 (US$9,674) as of December 31, 2015 and 2016, respectively)	10	140,612	184,155	26,524
Income tax payable (including income tax payable of the consolidated VIEs without recourse to 500.com Limited of RMB1,061 and RMB8,897 (US$1,281) as of December 31, 2015 and 2016, respectively)		1,214	9,050	1,303
Total current liabilities		157,822	209,475	30,170

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2015	As of December 31,2016	As of December 31,2016
		RMB	RMB	US$

Non-current liabilities:
Long-term payables (including long-term payables of the consolidated VIEs without recourse to 500.com Limited of RMB45,380 and RMB 42,705 (US$6,152) as of December 31, 2015 and 2016, respectively)		46,928	44,472	6,405
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to 500.com Limited of RMB 13,411 and RMB 14,902(US$2,145) as of December 31, 2015 and 2016, respectively)	12	13,411	14,902	2,146
Total non-current liabilities		60,339	59,374	8,551

TOTAL LIABILITIES		218,161	268,849	38,721

Commitments and contingencies	16

Shareholders’ equity:
Class A Ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2014 and 2015; 334,034,932 and 335,494,792 shares issued and outstanding as of December 31, 2015 and 2016, respectively	18	110	115	17
Class B Ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2014 and 2015; 84,999,159 and 74,400,299 shares issued and outstanding as of December 31, 2015 and 2016, respectively	18	32	28	4
Additional paid-in capital	18	2,022,369	2,198,385	316,633
Treasury shares		(8,773)	(123,258)	(17,753)
Accumulated other comprehensive income		89,488	172,589	24,858
Accumulated deficit		(335,363)	(538,328)	(77,535)
Total 500.com Limited shareholders’ equity		1,767,863	1,709,531	246,224
Noncontrolling interests		98,473	98,512	14,189
Total shareholders' equity		1,866,336	1,808,043	260,413

TOTAL LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY		2,084,497	2,076,892	299,134

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

	Notes	For the years ended December 31,
		2014	2015	2016	2016
		RMB	RMB	RMB	US$

Net Revenues		579,717	99,552	10,928	1,574
Operating costs and expenses:
Cost of services		(53,909)	(24,355)	(14,141)	(2,037)
Sales and marketing		(173,883)	(87,022)	(44,921)	(6,470)
General and administrative		(156,309)	(232,244)	(247,688)	(35,674)
Service development expenses		(59,398)	(63,296)	(71,595)	(10,312)
Write-off of deferred offering expenses		(3,241)	-	-	-

Total operating expenses		(446,740)	(406,917)	(378,345)	(54,493)
Other operating income		17,414	6,910	2,732	393
Government grant		3,643	2,022	10,017	1,443
Indemnity cost	16	-	-	(9,979)	(1,500)
Other operating expenses		(4,527)	(2,975)	(1,915)	(213)
Operating profit (loss)		149,507	(301,408)	(366,562)	(52,796)
Interest income		17,009	20,589	23,859	3,436
Interest expense		(356)	(2,138)	-	-
Loss from equity method investments	5	-	(407)	(406)	(58)
Gain from disposal of subsidiaries		-	-	136,914	19,720
Changes in fair value of the structured deposits	5	(1,124)	1,124	-	-
Income (loss) before income tax		165,036	(282,240)	(206,195)	(29,698)
Income tax expense	12	(7,987)	(41,969)	(3,057)	(440)
Net income (loss)		157,049	(324,209)	(209,252)	(30,138)
Less: Net loss attributable to the noncontrolling interests		-	(312)	(6,287)	(906)
Net income (loss) attributable to 500.com Limited		157,049	(323,897)	(202,965)	(29,232)
Other comprehensive income:
Foreign currency translation gain		12,145	66,851	82,347	11,860
Change in fair value of available for sale investments		-	-	754	109
Other comprehensive income net of tax		12,145	66,851	83,101	11,969
Comprehensive income (loss)		169,194	(257,358)	(126,151)	(18,169)
Less: Comprehensive loss attributable to noncontrolling interests		-	(312)	(6,287)	(906)
Comprehensive income (loss) attributable to 500.com Limited		169,194	(257,046)	(119,864)	(17,263)

Earnings (losses) per share for Class A and Class B ordinary shares outstanding:	17
Basic		0.46	(0.84)	(0.49)	(0.07)
Diluted		0.44	(0.84)	(0.49)	(0.07)
Earnings (losses) per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)	17
Basic		4.62	(8.40)	(4.89)	(0.70)
Diluted		4.39	(8.40)	(4.89)	(0.70)
Weighted average number of Class A and Class B ordinary shares outstanding:	17
Basic		339,782,819	385,590,213	414,872,756	414,872,756
Diluted		357,848,704	385,590,213	414,872,756	414,872,756

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Cash flow from operating activities
Net income (loss)	157,049	(324,209)	(209,252)	(30,138)
Adjustments to reconcile net income to net cash provided in operating activities:
Depreciation of property and equipment	8,653	10,209	12,865	1,853
Amortization of intangible assets	1,634	1,361	6,846	986
Deferred tax (benefit) expense	(23,931)	40,079	(496)	(71)
Share-based compensation	89,922	158,628	163,341	23,526
(Gain) loss on disposal of property and equipment	(2)	228	15	2
Impairment loss on equity investment	-	5,000	3,440	495
Provision for bad debt	-	19,848	200	29
Write-off of deferred offering expenses	3,241	-	-	-
Changes in fair value of the structured deposit	1,124	(1,124)	-	-
Loss from equity method investments	-	407	406	58
Reimbursement of American Depositary Receipt (“ADR”) program related expenses	(2,648)	-	(1,390)	(200)
Gain on disposal of subsidiaries	-	-	(136,914)	(19,720)
Accumulated deficit brought forward from acquired VIE	-	(96)	-	-
Changes in operating assets and liabilities:
Account payable	-	-	18	3
Accounts receivable	(11,923)	51,062	(4,360)	(628)
Prepayments and other current assets	(42,511)	137,652	(4,347)	(626)
Deposits	(4,132)	8,854	(4,759)	(685)
Accrued expenses and other current liabilities	37,831	(43,114)	55,359	7,972
Accrued payroll and welfare payable	17,622	(15,896)	1,807	260
Long-term payables	13,881	2,734	(2,456)	(354)
Income tax payable	4,743	(9,248)	5,336	769
Net cash generated from (used in) operating activities	250,553	42,375	(114,341)	(16,469)

Cash flows from investing activities
Acquisition of property and equipment	(15,469)	(10,214)	(26,888)	(3,873)
Acquisition of intangible assets	(1,719)	(885)	-	-
Cash received from disposal of subsidiary	-	-	224,392	32,319
Acquisition of other non-current assets	(24,114)	(58,487)	(28,385)	(4,088)
Restricted cash	2,481	2,070	6,895	993
Cash paid for business combination, net of cash	-	(93,201)	(6,671)	(960)
Cash paid for short-term investments	(71,306)	(44,416)	(213,460)	(30,745)
Cash paid for time deposits	(580,444)	(2,077,901)	(938,928)	(135,234)
Cash received from return of time deposits	294,818	1,290,692	1,386,854	199,749
Cash received from return of short-term investments	-	70,182	100,000	14,403
Proceeds from disposal of property and equipment	9	97	24	3
Net cash (used in) generated from investing activities	(395,744)	(922,063)	503,833	72,567

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from short-term bank borrowings	1,000	174,000	-	-
Repayment of short-term bank borrowings	(13,802)	(174,000)	-	-
Cash received from release of restricted cash	56,512	190,839	-	-
Cash paid for restricted cash	-	(190,839)	-	-
Proceeds from the exercise of share options	48,788	18,126	12,558	1,809
Proceeds from the private placement	-	739,108	-	-
Repurchase of ordinary shares	-	(8,773)	(131,042)	(18,874)
Reimbursement of ADR program related expenses	3,161	-	1,390	200
Payment for public offering expenses	(10,737)	-	-	-
Net cash generated from financing activities	84,922	748,461	(117,094)	(16,865)
Effect of exchange rate changes on cash and cash equivalents	1,507	46,328	47	7
Net (decrease) increase in cash and cash equivalents	(58,762)	(84,899)	272,445	39,240
Cash and cash equivalents at beginning of the year	544,318	485,556	400,657	57,707
Cash and cash equivalents at end of the year	485,556	400,657	673,102	96,947

Supplemental disclosures of cash flow information:
Income tax paid	(15,836)	(9,439)	(51)	(7)
Interest paid	(356)	-	-	-
Interest received	10,568	15,400	18,977	2,733

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	500.com Limited shareholders
	Number of Class A ordinary shares	Number of Class B ordinary shares	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total Equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2013	66,539,000	262,197,451	114	967,233	-	10,492	(168,419)	-	809,420
Net income for the year	-	-	-	-	-	-	157,049	-	157,049
Other comprehensive income								-
Foreign currency translation gain	-	-	-	-	-	12,145	-	-	12,145
Conversion of Class B to Class A ordinary shares	165,562,922	(165,562,922)	-	-	-	-	-	-	-
Issuance of ordinary shares from exercise of share options	22,742,660	-	7	49,079	-	-	-	-	49,086
Share-based compensation	-	-	-	89,922	-	-	-	-	89,922

Balance as of December 31, 2014	254,844,582	96,634,529	121	1,106,234	-	22,637	(11,370)	-	1,117,622
Acquisition of VIE	-	-	-	-	-	-	(96)	-	(96)
Acquisition of shares of consolidated subsidiaries	-	-	-	-	-	-	-	98,785	98,785
Net loss for the year	-	-	-	-	-	-	(323,897)	(312)	(324,209)
Other comprehensive income
Foreign currency translation gain	-	-	-	-	-	66,851	-	-	66,851
Conversion of Class B to Class A ordinary shares	11,635,370	(11,635,370)	-	-	-	-	-	-	-
Issuance of ordinary shares from private placement	63,500,500	-	20	739,089	-	-	-	-	739,109
Issuance of ordinary shares from exercise of share options	5,274,480	-	1	18,418	-	-	-	-	18,419
Repurchase of ordinary shares	(1,220,000)	-	-	-	(8,773)	-	-	-	(8,773)
Share-based compensation	-	-	-	158,628	-	-	-	-	158,628

Balance as of December 31, 2015	334,034,932	84,999,159	142	2,022,369	(8,773)	89,488	(335,363)	98,473	1,866,336

Acquisition of shares of consolidated subsidiaries	-	-	-	-	-	-	-	98,887	98,887
Net loss for the year	-	-	-	-	-	-	(202,965)	(6,287)	(209,252)
Other comprehensive income
Foreign currency translation gain	-	-	-	-	-	82,347	-	-	82,347
Change in fair value of available for sale investments	-	-	-	-	-	754	-	-	754
Conversion of Class B to Class A ordinary shares	10,598,860	(10,598,860)	-	-	-	-	-	-	-
Issuance of ordinary shares from exercise of share options	2,276,320	-	1	12,675	-	-	-	-	12,676
Disposal of shares of consolidated subsidiaries	-	-	-	-	-	-	-	(92,561)	(92,561)
Repurchase of ordinary shares	(11,415,320)	-	-	-	(114,485)	-	-	-	(114,485)
Share-based compensation	-	-	-	163,341	-	-	-	-	163,341

Balance as of December 31, 2016	335,494,792	74,400,299	143	2,198,385	(123,258)	172,589	(538,328)	98,512	1,808,043
Balance as of December 31, 2016, in US$			21	316,633	(17,753)	24,858	(77,535)	14,189	260,413

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

As of December 31, 2016, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), British Virgin Islands, Hong Kong, the United States of America (“USA”), United Kingdom of British (“UK”), and the Company also effectively controls a number of variable interest entities (“VIEs”), through the Primary Beneficiaries, as defined below. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries.

As of December 31, 2016, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
500.com USA Corporation (“500.com USA”)	July 21, 2014	USA	100%	Investment Holding
500.com Gaming UK Limited (“500.com UK”)	August 5, 2016	UK	100%	Investment Holding
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	PRC	100%	Software Service
Shenzhen Guangyi Network Technology Co., Ltd. (“Guangyi Network”)	August 5, 2015	PRC	100%	Online Lottery Service
Qufan Internet Technology Inc. (“Qufan Cayman”)	September 30, 2016	Cayman	51%	Investment Holding
Qufan Internet Technology (HK) Limited (“Qufan HK”)	October 18, 2016	Hong Kong	51%	Investment Holding

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

VIEs
Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”)	December 7, 1999	PRC	-	Online Lottery Service
Shenzhen Youlanguang Science and Technology Co., Ltd. (“Youlanguang Technology”)	December 16, 2008	PRC	-	Online Lottery Service
Shenzhen Guangtiandi Science and Technology Co., Ltd. (“Guangtiandi Technology”)	December 16, 2008	PRC	-	Online Lottery Service
Shenzhen Tongfu Technology Co., Ltd. (“Tongfu Technology”)	August 28, 2015	PRC	-	Third party payment service

Subsidiaries of the VIEs
Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky Network”)*	May 22, 2006	PRC	-	Online Lottery Service
Shenzhen Wubai Zhifu Co.,Ltd. (“500Fu”)**	April 23, 2014	PRC	-	Third party payment service
Lhasa Yicai Network Technology Co., Ltd. (“Lhasa Yicai”)**	October 17, 2014	PRC	-	Online Lottery Service
Shenzhen Yicai Network Technology Co., Ltd. (“Shenzhen Yicai”) **	July 21, 2015	PRC	-	Online Lottery Service
Shenzhen Caiyu Hudong Technology Co., Ltd. (“Shenzhen Caiyu”) **	March 5, 2015	PRC		Sports Information Service
Shenzhen Fenggu Network Technology Co., Ltd. (“Shenzhen Fenggu”) ***	August 27, 2015	PRC	-	Online Lottery Service
Beijing Baifengrun Science and Technology Co., Ltd. (“Baifengrun Technology”) ****	June 13, 2014	PRC	-	Development, operation of mobile phone games
Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd. (Shenzhen Kaisheng”) ****	June 24, 2016	PRC	-	Online Spot Commodity Trading Services
Shenzhen Qufan Network Technology Co., Ltd. (“Shenzhen Qufan”) ****	September 13, 2013	PRC	-	Online Gaming

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

The Group provides online lottery purchase services, sports information and data services, online gaming services, and online spot commodity trading services in the PRC. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations on its own but instead conducts its business operations through E-Sun Sky Computer and the VIEs.

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

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the VIEs included in the Group’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows are as follows:

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	141,655	257,001	37,016
Restricted cash	10,597	3,703	533
Short-term investments	45,540	-	-
Accounts receivable	102	-	-
Amounts due from intergroup companies	147,616	1,589	229
Prepayments and other current assets	23,676	109,032	15,704

Total current assets	369,186	371,325	53,482

Non-current assets:
Property and equipment, net	40,018	46,986	6,767
Intangible assets, net	198,779	60,408	8,701
Deposits	828	4,397	633
Long-term investments	30,315	53,995	7,777
Other non-current assets	1,621	2,671	385
Goodwill	64,899	160,438	23,108

Total non-current assets	336,460	328,895	47,371

TOTAL ASSETS	705,646	700,220	100,853

LIABILITIES
Current liabilities:
Account payable	106	-	-
Amounts due to intergroup companies	132,938	69,423	10,000
Accrued payroll and welfare payable	14,896	15,846	2,282
Accrued expenses and other current liabilities	127,897	67,166	9,674
Income tax payable	1,061	8,897	1,281

Total current liabilities	276,898	161,332	23,237

Non-current liabilities:
Deferred tax liability, non-current	13,411	14,902	2,145
Long-term payables	45,380	42,705	6,152

Total non-current liabilities	58,791	57,607	8,297

TOTAL LIABILITIES	335,689	218,939	31,534

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Net revenues	447,898	87,065	10,928	1,574
Net income (loss)	185,205	(130,330)	(8,851)	(1,275)

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	422,702	(83,113)	(50,876)	(7,328)
Net cash (used in) generated from investing activities	(107,041)	(105,922)	166,222	23,941
Net cash used in financing activities	(12,802)	-	-	-

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. In addition, the Company has not provided any financial support to its VIEs as of December 31, 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of non-controlling interests with respect to business combinations and acquisition of equity method investees, realization of deferred tax assets, uncertain income tax positions and share-based compensation. Actual results could materially differ from those estimates.

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

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.9430 on December 31, 2016 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency

The functional currency of the Company, BVI, 500wan HK, 500.com UK and 500.com USA is the US  $. E-Sun Sky Computer and VIEs determined their functional currencies to be the RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income a component of shareholders’ equity. The Group uses the RMB as its reporting currency.

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

For the Company's majority-owned VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group “Net income (loss)” on the consolidated income statements includes the “net loss attributable to noncontrolling interests”. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company's consolidated balance sheets.

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

Time deposits

Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year. Interest income from time deposits is included in the consolidated statements of comprehensive income (loss). During the years ended December 31, 2014, 2015 and 2016, the Group recorded interest income of RMB17,009, RMB20,589 and RMB23,859 (US$3,436), respectively, in the consolidated statements of comprehensive income (loss).

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

Category	Estimated Useful Life

Computer software	3-10 years
Internet domain name	10 years
Licensing agreement	Agreement term
Intangible assets arising from business combination
Online payment and other licenses	15 years
Mobile applications	5 years

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

In 2016, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, the Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the newly acquired entities, and further impairment testing on goodwill was unnecessary as of December 31, 2016.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets or asset group, including property and equipment and intangible assets, with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge for the long-lived assets was recognized for any of the years presented.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments in accordance with ASC 320-10, “Investments—Debt and Equity Securities”. In accordance with ASC 815, “Derivatives and Hedging”, the Group recognizes financial instruments or other contracts that have all the characteristics of a derivative on its balance sheet as either assets or liabilities, at fair value. Changes in the fair value of derivative financial instruments (“financial derivatives”) are either recognized periodically in earnings or in “other comprehensive income” depending on the use of the financial derivatives and whether it qualifies for hedge accounting. Changes in fair values of financial derivatives not qualified as hedges are reported in earnings. The estimated fair values of financial derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments and available-for-sale investments.

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

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 (“ASC 323”), “Investments-Equity Method and Joint Ventures”. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The equity method goodwill is not subsequently amortized and is not tested for impairment under ASC 350. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Available-for sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale investments is recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary.

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

Fair value measurements

Financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, structured deposit (Note 5), other receivables, long-term investments and accounts payable. As of December 31, 2015 and 2016, the carrying values of these financial instruments, other than the structured deposit, approximate their fair values due to their short-term maturities. The Group determined the fair value of the derivative redemption feature and the structured deposit with the assistance of an independent third party valuation firm.

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

Sports Information Services

The Group offers a comprehensive sports information portal via a designated mobile application, which covers (i) real time soccer match information; and (ii) data-driven soccer match predictions generated by our proprietary analysis engine. Users can also post free or pay-per-view contents such as proprietary observations and analyses on the sports information portal. The users pay for each information and data subscription at a fixed price, and the Group pays the original information providers a fixed percentage of total purchase amount. Revenue is recognized when users is accessible to the pay-per-view contents. The Group records the revenue on a net basis because the Group is not the primary obligor to provide the information, but acts as an agent in providing such purchase services.

Mobile Gaming Services

The Group provides mobile gaming services through its designated mobile applications Night of Texas Hold’em Poker and Paiyou for Texas Hold’em Poker, and derives revenues from in-game virtual tokens and other virtual items in its game development operations. Once the users purchase virtual tokens or other virtual items through the Group’s own charging system, the Group has an implied obligation to provide the services which enable the virtual tokens or other virtual items to be displayed or used in the games. Thus, the Group initially records the proceeds received from the sales of virtual tokens and other virtual items as deferred revenue, and once they are consumed when the services are rendered to the respective paying players, the Group recognizes the attributable portion of the deferred revenue as revenue. For consumable virtual items representing items that are extinguished after consumption in the form of fixed charges levied on each round of games played, the Group recognizes revenue when the items are consumed and the related services are rendered, since the paying players will not continue to benefit from the virtual items thereafter. For durable virtual items that are accessible and beneficial to paying players over an extended period, the Group recognizes revenue ratably over the average life of durable virtual items for the applicable game, which the Group makes best estimates to be average playing period of paying players. The Group tracks each paying player’s log-in history   to estimate the average playing period of paying players. While the Group believes its estimates to be reasonable based on sufficient available paying player information, it may revise such estimates in the future as the games’ operation periods change or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of the average paying player life would be applied prospectively.

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

The initiator is required to commit a minimum initial purchase amount when they initiate a pool, usually a certain percentage of the total purchase amount. Other end users then join the pool by agreeing to the parameters set by the initiator and committing on the purchase amount. When the total purchase amount as specified by the initiator is reached, the pooled lottery purchase order will be delivered in the manner specified by the initiator. When the actual purchase amount does not reach the total purchase amount as specified by the initiator but reaches a certain percentage of total purchase amount before the lottery pool purchase deadline, the Group contributes the remaining outstanding purchase amount (i.e., residual amount of lottery pool) to complete the lottery pool transaction. If the tickets win prizes from the lottery, the Group distributes the cash prizes to the end users based on the predetermined payout ratio, and the residual amount after distribution is retained by the Group.

Since the Group contributes the residual amount of lottery pool to earn Service Fee from the purchase made by the lottery pool and does not provide any service to the lottery administration centers, the residual amount of lottery pool contributed by the Group paid to the lottery administration centers is recognized as a reduction of revenue. The residual amount of the lottery pool retained by the Group after distribution of the prizes are presented as “other operating income”, and recognized upon the announcement of lottery results, as the Group’s principal activity is to provide lottery purchase services to end users.

Cost of services

Cost of services comprises employee costs, business tax and surcharges and other direct costs incurred in providing the purchase services. These costs are expensed as incurred.

Business tax and surcharges

Business tax and surcharges for the years ended December 31, 2014, 2015 and 2016 of RMB8,198, RMB629, and RMB31 (US$4.5), respectively, were recorded in cost of services in the consolidated statements of comprehensive income (loss). The Group’s online lottery purchase services are subject to business taxes, surcharges and cultural development fees totaling approximately 0.56%-2.27% of revenues before deduction for incentives to certain registered users and residual amount payment to complete the lottery pool purchase.

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

Advertising expenditure

Advertising costs are expensed as incurred and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss). Advertising expenses for the years ended December 31, 2014, 2015 and 2016 were approximately RMB34,489, RMB26,192 and RMB347 (US$50), respectively.

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

Leases

The Group leases certain office facilities under cancelable and non-cancelable operating leases, generally with an option to renew upon expiry of the lease term. In accordance with ASC 840, “Leases”, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the properties estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group had no capital leases for the years ended December 31, 2014, 2015 and 2016.

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

Share-based compensation (continued)

Share options granted to employees and directors (continued)

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

Deferred offering expenses

Direct costs incurred by the Group attributable to its proposed public offerings of ordinary shares that have been deferred. Such costs, including legal and other professional fees, are recorded as deferred offering expenses in the consolidated balance sheets and will be charged against the gross proceeds received from such offerings. For the years ended December 31, 2014, 2015 and 2016, the Group expensed deferred offering expenses of RMB3,241, nil, and nil, respectively, in the consolidated statements of comprehensive income (loss) because the Group deemed the proposed public offerings to be aborted in accordance with ASC 340, “Other assets and deferred costs”.

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

Government grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is recognized in the consolidated statements of comprehensive income (loss) over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of comprehensive income (loss) in proportion to the depreciation of the related assets.

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

Change in accounting principle

In 2016, the Group accounts early adopted the ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, which requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. To comply with the guidance, the Group classified all deferred tax assets and liabilities as noncurrent in the current year and consolidated financial statements were not retrospectively adjusted.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board, or the FASB, issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers-Deferral of the effective date” (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 issued in May 2014. According to ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group will apply the new revenue standard beginning January 1, 2018, and plans to adopt a modified retrospective approach upon adoption. The Group has set up an implementation schedule and is currently in the process of analyzing each of the Group’s revenue streams in accordance with the new revenue standard to determine the impact on the Group’s consolidated financial statements. The Group plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 as the Group works towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), “Financial Instruments”. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements

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

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (“ASU 2016-18”), “Statement of Cash Flows (Topic 230): Restricted Cash”. ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for public business entities in the first quarter of 2018. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits and accounts receivable. As of December 31, 2016, substantially all of the Group’s cash and cash equivalents and time deposits were deposited in financial institutions located in the PRC, Hong Kong and USA, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from commission earned from lottery administration centers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its lottery administration centers and its ongoing monitoring of outstanding balances.

Concentration of suppliers

Approximately 79.1%, 85.1% and nil of total Service Fees were derived from three lottery administration centers for the years ended December 31, 2014, 2015 and 2016, respectively. The Service Fees received from the respective lottery administration centers represent net revenues recognized before the reduction of: (i) incentives paid to end users, (ii) the residual amount of lottery pool contributed by the Group and (iii) the cost of additional prize money to be shared between the lottery administration centers and the Group. The significance of the Service Fees received from the three lottery administration centers are as follows:

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Lottery administration center A	260,096	48,277	-	-
Lottery administration center B	198,549	36,552	-	-
Lottery administration center C	121,628	11,245	-	-

Concentration of serviced lottery products

Approximately 93.2%, 97.4% and nil of total Service Fees were derived from five lottery products for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Current vulnerability due to certain other concentrations (continued)

Although the Group is one of the two entities that had been approved by the MOF to conduct online sales of sports lottery products in PRC on behalf of China Sports Lottery Administration Center, the Group decided to voluntarily and temporarily suspend all of its lottery sales services on April 4, 2015. As of December 31, 2016, the online lottery sales business is still not recovered. On the basis of the current level of cash and cash equivalents, time deposits, short-term investments and management forecasts, management believes the risk of not meeting its current obligations is low, and therefore the Group will be able to continue its operations for the foreseeable future.

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

Business Combination in 2016:

Acquisition of Qufan Cayman, Qufan HK and Shenzhen Qufan:

On November 25, 2016 (“the acquisition date”), the Group invested in ordinary shares representing a 51.0% equity interest in each of Qufan Internet Technology Inc. (including Qufan Internet Technology (HK) Limited as wholly owned subsidiary) and Shenzhen Qufan Network Technology Co., Ltd. (together “Qufan”), an operator of mobile social poker games, for an aggregate cash consideration and contingent consideration of RMB110.5 million (US$15.9 million). The Group expected to cooperate with Qufan to help develop and promote its mobile social poker games platform.

The acquisition-date fair value of the consideration transferred totaled RMB105,000, which consisted of the following:

Amount
RMB
Fair value of consideration transferred
Cash consideration	52,760
Contingent consideration	52,240
Total Consideration	105,000

As of December 31, 2016, the Group paid RMB510 cash consideration for the acquisition and recognized RMB52,250 unpaid cash consideration and RMB52,240 contingent consideration in accrued expenses and other current liabilities.

The contingent consideration arrangement requires the Group to pay the consideration of RMB57,840 to Qufan Cayman’s shareholders, if Shenzhen Qufan’s ordinary net income exceeds RMB31,000 for the year ended December 31, 2017. The fair value of the contingent consideration arrangement at the acquisition date was RMB52,240.

The Group recognized RMB2,661 of acquisition-related costs that were expensed in the current period. These costs are included in the line item “General and administrative expenses” in the statement of comprehensive income (loss).

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION (continued)

Business Combination in 2016 (continued):

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date. The Group obtained a third-party valuation of certain intangible assets.

	Amount	Amortization Years
	RMB
Cash	439
Mobile applications	60,200	5
Other receivables	10,363
Total identifiable assets acquired	71,002

Deferred tax liabilities	(15,050)
Other current liabilities	(10,281)
Total liabilities assumed	(25,331)

Net identifiable assets acquired	45,671
Noncontrolling interests	98,784
Total Consideration	105,000
Goodwill	158,113

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisition.

Acquired intangible assets have weighted average economic lives from the date of purchase as follows:

Mobile applications	5.0 years

The fair value of the 49% noncontrolling interest in Qufan is estimated to be RMB98,784. The fair value of the noncontrolling interest was estimated using the income approach. As Qufan is a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (a) a discount rate of 29%, (b) a long-term sustainable growth rate of 3%, (c) an inflation rate of 3%, (d) financial multiples of companies in the same industry as Qufan and (e) adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest in Qufan.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION (continued)

Business Combination in 2016 (continued):

Since the acquisition date, Qufan contributed revenues of RMB5,669 (US$817) and net income of RMB1,745 (US$251) to the Group for the year ended 2016.

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31 2015 and 2016, as if the acquisition had been completed on January 1, 2015. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the years ended December 31,(unaudited)
	2015	2016	2016
	RMB	RMB	US$

Pro forma total revenues	99,921	27,379	3,943
Pro forma net loss	(333,814)	(217,359)	(31,306)
Pro forma net loss attributable to 500.com Limited	(328,795)	(209,921)	(30,235)

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Qufan to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2015, together with the consequential tax effects.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION (continued)

Business Combination in 2016 (continued):

Acquisition of Shenzhen Caiyu:

On July 25, 2016 (“the acquisition date”), Guangtiandi acquired 100.0% equity interest in Shenzhen Caiyu, a provider of sports information in China, for an aggregate cash consideration of RMB1.0 million (approximately US$0.14 million). Shenzhen Caiyu provides a comprehensive sports information portal via a designated mobile application, which covers (i) real time soccer match information; and (ii) data-driven soccer match predictions generated by our proprietary analysis engine. Users can also post free or pay-per-view contents such as proprietary observations and analyses on the sports information portal.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date.

Amount
RMB
Cash	700
Other receivables	635
Total identifiable assets acquired	1,335

Other current liabilities	(2,660)
Total liabilities assumed	(2,660)

Net identifiable liabilities acquired	(1,325)
Total Consideration	1,000
Goodwill	2,325

Since the acquisition date, Shenzhen Caiyu contributed revenues of RMB1,792 (US$258) and net loss of RMB424 (US$61) to the Group for the year ended 2016.

The actual results of operation after the acquisition date and pro forma results of operations for the acquisition have not been presented because the effects were not material.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION (continued)

Business Combination in 2015:

Acquisition of Sumpay.cn:

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

The contingent consideration arrangement requires the Group to pay RMB6,300 of additional consideration to Sumpay.cn’s shareholders, if Sumpay.cn’s audited 2015 operating income exceeds RMB10,000. The contingent consideration has been paid in 2016. The fair value of the contingent consideration arrangement at the acquisition date was RMB6,300.

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

	Amount	Amortization Years
	RMB
Cash	133,599
Online payment and other licenses	185,698	15
Others	23,263
Total identifiable assets acquired	342,560

Advances from merchants	(62,138)
Deferred tax liabilities	(13,436)
Total liabilities assumed	(75,574)

Net identifiable assets acquired	266,986
Noncontrolling interests	98,785
Total consideration	233,100
Goodwill	64,899

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION (continued)

Goodwill, which is not tax deductible, is primarily attributable to the synergies expected to be achieved from the acquisition.

Acquired intangible assets have weighted average economic lives from the date of purchase as follows:

Computer software	8.0 years
Online payment and other licenses	15.0 years

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

Short-term Investments

Short-term Investments consist of the following:

Short-term investments of the Group comprised of a structured deposit investment. The Structured deposit was carried at fair value.

	As of December 31, 2015
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments; Structured deposits	45,540	-	-	-	45,540

	As of December 31, 2016
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value	Fair value
	RMB	RMB	RMB	RMB	RMB	US$
Assets
Short-term investments; Structured deposits	100,000	-	-	-	100,000	14,403

During the year ended December 31, 2015 and 2016, the change in fair value of the Structured deposits were nil.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

5.	INVESTMENTS (continued)

Long-term Investments

Long-term investments consisted of the following:

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$
Cost Method Investments
Private companies	31,351	45,156	6,504
Limited partnerships	8,092	19,137	2,756
Cost of cost method investments	39,443	64,293	9,260
Impairment loss on equity investment	(5,000)	(8,583)	(1,236)
Carrying amount of cost method investments	34,443	55,710	8,024

Equity Method Investments
Private company	5,500	5,500	792
Limited partnership	20,796	20,796	2,995
Cost of equity method investments	26,296	26,296	3,787
Loss from equity method investment	(407)	(813)	(117)
Carrying amount of equity method investments	25,889	25,483	3,670

Available-for-sale investments
Available-for-sale investments	-	3,512	506
Change in fair value of available-for- sale investments	-	754	109
Carrying amount of available-for-sale investments	-	4,266	615
Total carrying amount of long-term investments	60,332	85,459	12,309

Cost method investments

Private companies

In January 2014, the Group acquired 20% of the share capital of Beijing Huanlelingdang Technology Co., Ltd. (“Huanlelingdang”), a non-listed company, at a consideration of RMB5,000.

In April 2014, the Group acquired 19% of the share capital of Shenzhen Hewei Technology Co., Ltd. (“Hewei”), a non-listed company, at a consideration of RMB114.

In March 2015, the Group acquired 10% of the share capital of Hzone Holding Company, a non-listed company, at a consideration of US$2,000. In March 2016, the Group changed 10% of the share capital of Hzone Holding Company, a non-listed company to its VIEs Beijing Huizhong wealth investment management Co., Ltd.

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

In December 2015, as part of the acquisition of Sumpay.cn (Note 4), the Group also acquired Sumpay.cn’s 15% equity interest of Shanghai Yuelin Information Technology Co., Ltd for a consideration of RMB600. Sumpay.cn has been disposed in May 2016.

In June 2016, the Group acquired 0.84% of the share capital of Beijing Weisaishidai Sports Technology Co., Ltd, at a consideration of RMB10,000.

In November 2016, the Group acquired 2% of the share capital of Techelix Co., Ltd, a non-listed company, at a consideration of US$600.

These investments were classified as cost method investments as the Group does not have significant influence over the entities. For the year ended December 31, 2015, the Group recognized an impairment loss of RMB5,000 on the investment in Huanlelingdang. For the year ended December 31, 2016, the Group recognized an impairment loss of RMB3,469 in Big Stomach Limited and an impairment loss of RMB114 in Hewei Technology Co., Ltd. Additionally, the Group determined that it is not practicable to estimate their fair values for disclosure purposes.

Limited partnerships

In June 2014, the Group and Danhua Capital L.P (“Danhua”) entered into a subscription agreement, whereby the Group agreed to purchase a US$1,000 limited partnership interest in Danhua’s fund (the “Fund”), and hold an aggregate equity interest of approximately 1.1%. As of December 31, 2014, the Group had transferred US$250 to the Fund. As of December 31, 2015, the Group had transferred an aggregate total of US$750 to the Fund. As of December 31, 2016, the Group had transferred an aggregate total of US$1,000 to the Fund. There is no unfunded commitment to the Fund as of December 31, 2016.

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

Long-term Investments (continued)

Cost method investments (continued)

In June 2015, the Group and Beijing Heimatuoxin Venture Capital L.P. (“Heimatuoxin”) entered into a subscription agreement, whereby the Group agreed to purchase a RMB3,000 limited partnership interest in Heimatuoxin and hold an equity interest of 3.49%. As of December 31, 2016, the Group transferred RMB3,000 to Heimatuoxin.

Heimatuoxin’s investment strategy is primarily to invest in emerging companies operating in the PRC. Heimatuoxin’s investments are focused in the technology, media and telecommunications sectors. Heimatuoxin is scheduled to operate till April 16, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In June 2016, the Group and Shanghai Jingyan Corporate Development Centre L.P. (“Jingyan”) entered into a subscription agreement, whereby the Group agreed to purchase a RMB6,000 limited partnership interest in Jingyan and hold an equity interest of approximately 4.64%. As of December 31, 2016, the Group has invested RMB2,040 to Jingyan.

Jingyan’s investments are focused in the consulting services of corporate management, business information, exhibition, media and telecommunications sectors. Jingyan is scheduled to operate till the fifth anniversary of the Initial Contribution Date, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In December 2016, the Group and zPark Capital Ⅱ,L.P. (“zPark”) entered into a subscription agreement, whereby the Group agreed to purchase a US$1,000 limited partnership interest in zPark, and hold an aggregate equity interest of approximately 2.0%. As of December 31, 2016, the Group had transferred US$1,000 to zPark.

zPark’s investment strategy is primarily to make venture capital investments, principally by investing in and holding equity and equity-oriented securities of privately held early-stage technology companies, with an emphasis on companies with a connection to China, Japan and other Asia markets. The general purposes of zPark are to buy, hold, sell and otherwise invest in Securities, whether readily marketable or not; to exercise all rights, powers, privileges and other incidents of ownership or possession with respect to Securities held or owned by zPark; to enter into, make and perform all contracts and other undertakings. zPark is scheduled to operate till the tenth anniversary of the Initial Contribution Date, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

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

Available-for-sale investments

In April 2016, the Group acquired 37,500ADS of the share capital of Yintech Investment Holdings Limited, a listed company on NASDAQ, at a consideration of US$506.

6.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$

Accounts receivable	23,588	19,847	2,861
Less: Allowance for doubtful accounts	(19,950)	(19,847)	(2,861)

Accounts receivable, net	3,638	-	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

7.	PREPAYMENTS, OTHER CURRENT ASSETS AND DEPOSITS

Prepayments and other current assets consist of the following:

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$

Receivables from third party payment service providers	888	1,3450	1,936
Interest receivables	5,189	4,882	703
Deposit for share repurchase *	-	16,557	2,385
Receivables of remaining consideration **	-	71,820	10,343
Deferred sponsorship and advertising expenses	1,963	-	-
Deposits receivable from merchants***	6,970	-	-
Others	15,845	18,825	2,711
	30,855	125,534	18,078

* Deposit for share repurchase represents cash paid in advance by the Group under the share repurchase program commenced in 2015.

** Receivables of remaining consideration represent the remaining cash consideration relating to the disposal of equity interest in Sumpay.cn as of December 31, 2016, which has been collected in March 2017.

*** Deposits receivable from merchants represent cash paid in advance by Sumpay.cn to the local merchants for the prepaid card services. Sumpay.cn has been disposed in May 2016.

Deposits consist of the following:

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$

Deposits for office leases and others	1,217	5,810	837

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$

Electronics and office equipment	46,911	37,846	5,451
Motor vehicles	10,686	11,783	1,697
Leasehold improvements	29,842	49,045	7,064

Property and equipment, cost	87,439	98,674	14,212
Less: Accumulated depreciation	(43,245)	(44,739)	(6,444)

Property and equipment, net	44,194	53,935	7,768

Depreciation expenses were approximately RMB8,653, RMB10,209 and RMB13,592(US$1,958) for the years ended December 31, 2014, 2015 and 2016, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

9.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$
Cost:
Computer software	19,343	3,576	516
License agreement	800	800	115
Mobile applications	-	60,200	8,671
Online payment and other licenses	185,698	-	-
Internet domain name	2,861	2,861	412
	208,702	67,437	9,714
Accumulated amortization:
Computer software	(6,050)	(2,320)	(334)
License agreement	(800)	(800)	(115)
Online payment and other licenses	(344)	(1,188)	(171)
Internet domain name	(1,360)	(1,582)	(229)
	(8,554)	(5,890)	(849)

Intangible assets, net	200,148	61,547	8,865

Amortization expenses were approximately RMB1,634, RMB1,361 and RMB 6,846 (US$ 369) for the years ended December 31, 2014, 2015 and 2016, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

	RMB	US$

2017	12,769	1,839
2018	12,490	1,799
2019	12,398	1,786
2020	12,358	1,780
2021 and thereafter	11,532	1,661

	61,547	8,865

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$

Advance from end users*	35,352	34,388	4,953
Advance from prepaid cards**	62,138	-	-
Business tax and other taxes payable	675	3,280	472
Deferred government grant	11,757	5,018	723
Professional fees payable	9,842	15,136	2,180
Promotional events payables	5,439	7,921	1,141
Unpaid consideration for business combination***	6,300	104,490	15,050
Others	9,109	13,922	2,005

	140,612	184,155	26,524

* Advance from end users represents (1) payments received by the Group in advance from the end users prior to the purchase of lottery tickets, and (2) payments received by the Group in advance from the end users prior to the purchase of sports information.

** Advance from prepaid cards represents the unused remaining value on the prepaid cards as at the balance sheet date. The balance as of December 31, 2016 was nil since Sumpay.cn has been disposed in May 2016.

*** Unpaid consideration for business combination represents the unpaid cash consideration and contingent consideration relating to the acquisition of Qufan as of December 31, 2016. As of the date of the annual report, RMB52,760 has been paid to the shareholders of Qufan.

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

In accordance with the China Company Laws, the Company’s VIEs are PRC domestic companies (i.e. E-Sun Network, E-Sun Sky Network, Youlanguang Technology, Guangtiandi Technology, Guangyi Network, Tongfu Technology, 500Fu, Lhasa Yicai, Shenzhen Yicai, Shenzhen Fenggu, Baifengrun Technology, Shenzhen Caiyu, Shenzhen Kaisheng, and Shenzhen Qufan), and they must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of each individual VIE.

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

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$

PRC statutory reserved funds	29,486	30,224	4,353
Unreserved accumulated deficit	(364,849)	(568,552)	(81,888)

	(335,363)	(538,328)	(77,535)

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital, statutory reserve funds and retained earnings of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB459,660 (US$66,205) as of December 31, 2016. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2015 and 2016 and for each of the three years in the period ended December 31, 2016 are disclosed in Note 23.

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

USA

500.com USA is incorporated in the USA and does not conduct any substantive operations of its own. No provision for USA income tax has been made in the financial statements as 500.com USA had no assessable income for the year ended December 31, 2016.

British Virgin Islands

Under the current laws of the British Virgin Islands, BVI is not subject to tax on income or capital gains.

UK

500.com UK is incorporated in the UK and does not conduct any substantive operations of its own. No provision for UK income tax has been made in the financial statements as 500.com UK had no assessable income for the year ended December 31, 2016.

Hong Kong

Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income.

PRC

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology, E-Sun Network, 500Fu, and Baifengrun Technology are subject to the EIT rate of 25% in 2014, 2015 and 2016. Guangyi Network, Shenzhen Yicai, Shenzhen Fenggu, and Tongfu Technology are subject to the EIT rate of 25% in 2015 and 2016. The newly established subsidiary and VIEs, Shenzhen Caiyu, Shenzhen Kaisheng, and Shenzhen Qufan, are also subject to the EIT rate of 25% in 2016.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

PRC (continued)

In October 2011, E-Sun Sky Network obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2011. In September 2014, E-Sun Sky Network renewed the certificate of “High-tech Enterprise” and was still able to apply the preferential income tax rate of 15% for the three years ended December 31, 2016. In 2014, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the two years ended December 31, 2014. Thus, E-Sun Sky Network complied with the lower preferential tax rate of 10% in 2014, and complied with the preferential tax rate of 15% in 2015 due to the expiration of the “Key Software Enterprise” certificate. For 2016, E-Sun Sky Network is subject to the EIT rate of 25% due to the suspension of online lottery sales.

In March 2011, E-Sun Sky Computer obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2011 was the first year of EIT exemption for E-Sun Sky Computer. In November 2015, E-Sun Sky Computer obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2016. E-Sun Sky Computer is subject to EIT at the rate of 12.5% in 2014 and 2015. For 2016, E-Sun Sky Computer is subject to the EIT rate of 25% due to the suspension of online lottery sales.

In June 2013, Guangtiandi Technology obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2013 was the first year of EIT exemption for Guangtiandi Technology. Guangtiandi Technology is subject to EIT at the rate of 0%, 12.5% and 12.5% in 2014, 2015 and 2016, respectively.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry”. According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15% in 2014, 2015 and 2016. Additionally, Lhasa Yicai is also exempt from provincial allocated corporate income tax during January 1, 2015 to December 31, 2017 according to local tax law.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

Income (loss) before income taxes consists of:

	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Cayman Islands	(94,331)	(163,416)	(179,348)	(25,831)
British Virgin Islands	(4)	-	(31)	(4)
USA	-	(2,320)	(3,809)	(549)
Hong Kong	(838)	(1,470)	(10,524)	(1,516)
PRC	260,209	(115,034)	(12,483)	(1,798)

	165,036	(282,240)	(206,195)	(29,698)

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive income (loss) are as follows:

	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Current tax expense	(31,918)	(1,890)	(3,553)	(511)
Deferred tax benefit (expense)	23,931	(40,079)	496	71

Income tax expense	(7,987)	(41,969)	(3,057)	(440)

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax (benefit) expense is as follows:

	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Income (loss) before income taxes	165,036	(282,240)	(206,195)	(29,698)
Income tax computed at applicable tax rates (25%)	41,259	(70,560)	(51,549)	(7,425)
Effect of different tax rates in different jurisdictions	1,313	1,206	4,743	682
Non-deductible expenses	28,103	47,324	54,588	7,862
Effect of tax holiday	(16,170)	-	-	-
Effect of tax rate changes	(38,747)	(24,125)	(1,841)	(265)
Change in valuation allowance	18	88,661	(5,144)	(740)
Changes in interest and penalties on unrecognized tax benefits	(349)	3,920	3,105	447
Effect of EIT reversal for previous years	(5,799)	(2,099)	2,760	398
Research and development super-deduction	(1,959)	(2,363)	(2,947)	(424)
Others	318	5	(658)	(95)
	7,987	41,969	3,057	440

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Balance at beginning of year	27,405	38,901	42,983	6,191
Increase relating to current year tax positions	18,014	7,496	3,630	523
Decrease relating to prior year tax positions	(5,202)	(1,119)	(3,204)	(461)
Decrease relating to expiration of applicable statute of limitations	(1,316)	(2,295)	(4,952)	(713)

Balance at end of year	38,901	42,983	38,457	5,540

At December 31 of 2014, 2015 and 2016, there are RMB13,067, RMB13,985 and RMB15,241 (US$2,195) of unrecognized tax benefits that would affect the annual effective tax rate if recognized. The unrecognized tax benefits mainly related to non-deductible expenses. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, pending factors such as changes in PRC tax law or administrative practices and precedents, or tax authority inquiries. An estimate of the change cannot be reasonably made.

The Group recognizes interest accrued related to unrecognized tax benefits in taxation expenses. During the years ended December 31, 2014, 2015 and 2016, the Group recognized approximately RMB2,119, RMB4,534 and RMB4,932 (US$710) and reversed approximately RMB2,469, RMB614 and RMB1,827 (US$263) in interest. The Group had accrued approximately RMB2,963, RMB6,884 and RMB9,989 (US$1,439) for the payment of interest as of December 31, 2014, 2015 and 2016, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Group’s tax filings. As of December 31, 2016, the PRC subsidiaries 2013 to 2016 tax returns remain open to examination.

The aggregate amount and per share effect of tax holidays are as follows:

	2014	2015	2016	2016
	RMB	RMB	RMB	US$

The aggregate amount	16,170	-	-	-
The aggregate effect on basic and diluted earnings per share for Class A and Class B ordinary shares outstanding
Basic	0.05	-	-	-

Diluted	0.05	-	-	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

The components of deferred taxes are as follows:

	2015	2016	2016
	RMB	RMB	US$

Deferred tax assets, current portion
Accrued payroll and welfare payable	2,382	-	-
Deferred government grants	1,764	-	-
Bad debt provision	2,977	-	-
Less: valuation allowance	(7,123)	-	-

Total deferred tax assets, current portion	-	-	-

Deferred tax assets, non-current portion
Advertising expenditure deductible in future years	65,305	58,654	8,448
Deferred government grants	1,217	2,417	348
Loss from equity method investment	102	203	29
Bad debt provision	-	4,962	715
Accured rental expense	-	817	118
Impairment loss	-	1,250	180
Net operating losses (“NOLs”)	16,111	16,411	2,364
Less: valuation allowance	(82,735)	(84,714)	(12,202)

Total deferred tax assets, non-current portion	-	-	-

Deferred tax liabilities, non-current portion
Online payment and other licenses arisen from business combination	(13,411)	(14,902)	(2,146)

Total deferred tax liabilities, non-current portion	(13,411)	(14,902)	(2,146)

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2016, the Group had NOLs of approximately RMB101,568 (US$14,629) from several of its VIEs, which can be carried forward to offset future net profit for income tax purposes. The NOLs as of December 31, 2016 will expire in years 2017 to 2021 if not utilized.

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

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB427,340 and RMB448,176 (US$69,186) as of December 31, 2015 and 2016, respectively. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. The related unrecognized deferred tax liabilities were approximately RMB42,734 and RMB44,818 (US$6,919) as of December 31, 2015 and 2016, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

13.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately RMB10,042, RMB12,587 and RMB15,591 (US$2,246) for the years ended December 31, 2014, 2015 AND 2016, respectively.

14.	SHARE-BASED PAYMENT

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

14.	SHARE-BASED PAYMENT (continued)

On June 29, 2015, the Company granted 200,000 share options to a director with an exercise price of US$2.55 per share. For these awards, 66,670 options will be vested upon the first anniversary of the grant date, 66,670 options will be vested upon the second anniversary of the grant date, and 66,660 options will be vested upon the third anniversary of the grant date.

On January 5, 2016, the Company granted 2,500,000 share options to employees with an exercise price of US$2.00 per share. For these awards, 750,000 options were vested on June 19, 2016, 750,000 options were vested on December 15, 2016, and 1,000,000 options will be vested on June 19, 2017.

On January 6, 2016, the Company granted 600,000 share options to a director with an exercise price of US$1.851 per share, which were vested on November 21, 2016.

On January 16, 2016, the Company granted 15,900,000 share options to employees with an exercise price of US$1.743 per share. For these awards, 2,650,000 options will be vested on January 16, 2017, 5,300,000 options will be vested on January 16, 2018, and 7,950,000 options will be vested on January 16, 2019.

On December 16, 2016, the Company granted 600,000 share options to directors with an exercise price of US$1.35 per share, which will be vested on November 21, 2017.

A summary of share option activity and related information for the year ended December 31, 2016 is as follows:

Share options granted to employees and directors

	Number of option	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	US$	(Years)	US$’000

Outstanding, January 1, 2016	38,058,640	0.90	1.24	3.33
Granted	19,600,000	1.77	0.89	2.65
Forfeited	-	-	-
Exercised	(2,276,320)	0.89	1.17
Outstanding, December 31, 2016	55,382,320	1.70	1.12	2.65	22,634
Vested and expected to vest at December 31, 2016	55,156,889	1.70	1.12	1.55	22,333
Exercisable at December 31, 2016	21,616,090	0.92	1.16	2.46	14,153

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

14.	SHARE-BASED PAYMENT (continued)

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as of December 31, 2016 and the exercise price. Total intrinsic value of options granted to employees and directors exercised for the years ended December 31, 2015 and 2016 were RMB49,625 and RMB11,051 (US$1,592), respectively. No share options granted to the consultants were exercised during the years ended December 31, 2016.

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

14.	SHARE-BASED PAYMENT (continued)

As of December 31, 2016, there was RMB93,352 (US$13,445) of unvested share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized over a weighted-average vesting period of 1.5 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

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

	For the years ended December 31
	2014	2015	2016

Expected volatility	50.39%~54.38%	51.96%~56.23%	70.80%~77.52%
Risk-free interest rate	0.65%~1.64%	1.06%~1.64%	1.13%~1.62%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%~5.00%	0.00%	0.00%
Suboptimal early exercise factor	2.2~2.8	2.8	2.2~2.8

The total fair value of the vested equity awards granted to the employees and directors during the years ended December 31, 2014, 2015 and 2016 were RMB21,946, RMB63,200 and RMB127,333 (US$ 18,340), respectively.

The exercise price of options granted during the years 2015 and 2016, equaled the market price of the ordinary shares on the grant date. The weighted-average grant-date fair value per share granted to employees and directors during the year ended December 31, 2015, and 2016 were US$1.07 and US$0.89, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

14.	SHARE-BASED PAYMENT (continued)

Total share-based compensation expenses relating to options granted to employees and directors for the years ended December 31, 2014, 2015 and 2016 are included in:

	For the year ended December 31, 2014
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	1,478	-	1,478	238
Sales and marketing	6,619	-	6,619	1,067
General and administrative	62,984	7,786	70,770	11,406
Service development expenses	11,055	-	11,055	1,782

	82,136	7,786	89,922	14,493

	For the year ended December 31, 2015
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	3,052	-	3,052	471
Sales and marketing	13,771	-	13,771	2,126
General and administrative	109,940	9,062	119,002	18,371
Service development expenses	22,804	-	22,804	3,520

	149,567	9,062	158,629	24,488

	For the year ended December 31, 2016
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	2,993	-	2,993	431
Sales and marketing	13,966	-	13,966	2,012
General and administrative	114,244	7,114	121,358	17,479
Service development expenses	25,024	-	25,024	3,604

	156,227	7,114	163,341	23,526

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

15.	RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Group

Shenzhen Bozhi Consulting Co., Ltd.	Entity controlled by the Chairman and of the Company *
Delite Limited	Shareholder of the Company

*	Mr Man San Law

(b)	The balances with Delite Limited and Shenzhen Bozhi Consulting Co. Ltd. were settled prior to the completion of IPO in 2013.

16	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

	RMB	US$

2017	21,935	3,160
2018	20,535	2,957
2019	12,827	1,847

	55,297	7,964

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties. For the years ended December 31, 2014, 2015 and 2016, total rental expenses for all operating leases amounted to approximately RMB5,279, RMB4,013 and RMB11,421 (US$1,645), respectively.

Income taxes

As of December 31, 2015 and 2016, the Group has recognized approximately RMB41,981 and RMB38,638 (US$5,565), respectively, as an accrual for unrecognized tax benefits, including related interest and penalties. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2015, and 2016, the Group classified the accrual of RMB41,981 and RMB38,638 (US$5,565), respectively, as a long-term payable.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

16	COMMITMENTS AND CONTINGENCIES

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

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2015 and 2016.

Indemnity Cost

On September 12, 2016, the Group entered into an agreement, approved by the U.S. District Court to settle outstanding legal proceedings relating to a stockholder class action lawsuit during the period between November 22, 2013 and February 25, 2015 for USD 2,500, with USD1,500 paid by the Group and USD1,000 covered by the insurance company. As of December 31, 2016, the amount was fully settled, and the stockholder class action has since been dismissed.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

17.	EARNINGS (LOSSES) PER SHARE

Basic and diluted earnings per share for each of the years presented is calculated as follows:

	For the years ended
	2014		2015		2016
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B

Earnings (losses) per share—basic:
Numerator:
Allocation of net income (loss) attributable to 500.com Limited’s ordinary shareholders used in calculating income per ordinary share—basic	74,478	82,571	(247,664)	(76,233)	(166,057)	(23,917)	(36,908)	(5,315)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings (losses) per share	161,137,587	178,645,232	294,836,665	90,753,548	339,429,946	339,429,946	75,442,810	75,442,810
Denominator used for earnings (losses) per share	161,137,587	178,645,232	294,836,665	90,753,548	339,429,946	339,429,946	75,442,810	75,442,810
Earnings (losses) per share—basic	0.46	0.46	(0.84)	(0.84)	(0.49)	(0.07)	(0.49)	(0.07)

Earnings (losses) per share—diluted:
Numerator:
Allocation of net income (loss) attributable to 500.com Limited’s ordinary shareholders used in calculating income per ordinary share— diluted	78,445	78,604	(247,664)	(76,233)	(166,057)	(23,917)	(36,908)	(5,315)
Reallocation of net income (loss) attributable to 500.com Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	78,604	-	(76,233)	-	(36,908)	(5,315)	-	-
Net income (loss) attributable to ordinary shareholders	157,049	78,604	(323,897)	(76,233)	(202,965)	(29,232)	(36,908)	(5,315)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	161,137,587	178,645,232	294,836,665	90,753,548	339,429,946	339,429,946	75,442,810	75,442,810
Conversion of Class B to Class A ordinary shares	178,645,232	-	90,753,548	-	75,442,810	75,442,810	-	-
Share options	18,065,885	-	-	-	-	-	-	-
Denominator used for earnings (losses) per share	357,848,704	178,645,232	385,590,213	90,753,548	414,872,756	414,872,756	75,442,810	75,442,810
Earnings (losses) per share—diluted	0.44	0.44	(0.84)	(0.84)	(0.49)	(0.07)	(0.49)	(0.07)

Earnings per ADS:
Denominator used for earnings (losses) per ADS - basic	16,113,759	-	29,483,667	-	33,942,995	33,942,995	-	-
Denominator used for earnings (losses) per ADS - diluted	35,784,870	-	38,599,021	-	41,487,276	41,487,276	-	-
Earnings (losses) per ADS – basic	4.62	-	(8.40)	-	(4.89)	(0.70)	-	-
Earnings (losses) per ADS – diluted	4.39	-	(8.40)	-	(4.89)	(0.70)	-	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

18.	ORDINARY SHARES

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

In 2015, 5,274,480 share options were exercised at the exercise prices of US$0.2 to US$1.0 per share, resulting in the issuance of 5,274,480 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$2,960. Additionally, the Company issued 63,500,500 Class A ordinary shares to a shareholder for an aggregate consideration of US$123,391. The Company repurchased 1,220,000 Class A ordinary shares for a consideration of US$1,434. As of December 31, 2015, 334,034,932 and 84,999,159 Class A and Class B ordinary shares were issued and outstanding, respectively.

In 2016, 2,276,320 share options were exercised at the exercise prices of US$0.2 to US$1.0 per share, resulting in the issuance of 2,276,320 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$2,032. The Company repurchased 11,415,320 Class A ordinary shares for a consideration of US$17,240. As of December 31, 2016, 335,494,792 and 74,400,299 Class A and Class B ordinary shares were issued and outstanding, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

19.	FAIR VALUE MEASUREMENT

In accordance with ASC 820-10, the Group measures available-for-sale investments, contingent consideration payable at fair value on a recurring basis. The fair value of the available-for-sale investments are measured based on the market price in an active market.

The Group measures certain financial assets, including cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

Assets measured or disclosed at fair value are summarized below:

		Fair value measurement at December 31, 2015
	Total fair value at December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
Fair value disclosure
Cash equivalents
Fixed-rate investments	240,646	-	240,646	-	-
Adjustable-rate investments	42,501	-	42,501	-	-
Time deposits	1,220,797	-	1,220,797	-	-
Total	1,503,944	-	1,503,944	-	-

Fair value measurement
Recurring Short-term investments
Structured deposit (Note 5)	45,540	-	45,540	-	-
Non-recurring
Long-term investments	-	-	-	-	(5,000)
Total	45,540	-	45,540	-	(5,000)

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

19.	FAIR VALUE MEASUREMENT (continued)

Assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement at December 31, 2016
	Total fair value at December 31, 2016		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB	US$
Fair value disclosure
Cash equivalents
Fixed-rate investments	312,165	44,961	-	312,165	-	-	-
Adjustable-rate investments	223,000	32,119	-	223,000	-	-	-
Time deposits	804,692	115,900	-	804,692	-	-	-
Total	1,339,857	192,980	-	1,339,857	-	-	-

Fair value measurement
Recurring Short-term investments
Structured deposit (Note 5)	100,000	14,403	-	100,000	-	-	-
Available-for-sale investments	4,266	615	4,266	-	-	-	-
Non-recurring
Long-term investments	-	-	-	-	-	(3,583)	(516)
Total assets measured at fair value	104,266	15,018	4,266	100,000	-	(3,583)	(516)

Fair value measurement
Recurring Contingent consideration payable	52,240	7,524	-	-	52,240	-	-
Total liabilities measured at fair value	52,240	7,524	-	-	52,240	-	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

19.	FAIR VALUE MEASUREMENT (continued)

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2014, 2015 and 2016.

The Group has measured the contingent consideration payable at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the years ended December 31, 2016. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Valuation techniques	Unobservable inputs	Estimation as of December 31, 2016	Change in unobservable inputs	Change in fair value
Contingent consideration payable	Monte Carlo simulation technique	Spot value of net income	31,698	Increase / (decrease)	Increase / (decrease)
		Volatility of net income	10.00%	Increase / (decrease)	(Decrease) / increase
		Expected annual growth rate of net income	0.00%	Increase / (decrease)	Increase / (decrease)
		Discount factor	0.95	Increase / (decrease)	(Decrease) / increase

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

19.	FAIR VALUE MEASUREMENT (continued)

The following table presents a reconciliation of liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2016:

Contingent consideration payable
RMB

Balance as of December 31, 2015	-
Recognized during the year	52,240

Balance as of December 31, 2016	52,240
Balance as of December 31, 2016 in US$	7,524

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

20.	SEGMENT REPORTING

The Group engages primarily in the online lottery purchase services in the PRC. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. In accordance with ASC topic 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s consolidated results. As a result, the Group has only one reportable segment. The Group operates and manages its business as a single segment mainly through the provision of a single class of services for accelerating and improving the processing the lottery orders over the internet. The Group does not distinguish between markets or segments for the purpose of internal reports.

Geographic disclosures

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

21.	SUBSEQUENT EVENTS

Share repurchase program

In February 2015, the Group’s board of directors approved a share repurchase program, which authorized the purchase of up to US$30 million of the Company’s outstanding ADSs. The Company subsequently repurchased 160,200 ADSs for a total consideration of US$2.1 million in February 2017.

Restricted stock units incentive plan

On February 21 2017, The Group’s board of directors approved a 3-year restricted stock units incentive plan, which authorized the Group to issue up to 3 percent of total stock units per year for the employees.

Shenzhen Qufan’s change in tax status

On April 12, 2017, Shenzhen Qufan obtained approval for a tax holiday from the Shenzhen tax bureau, and is entitled to a 2 year tax exemption commencing from the first profitable year before December 31, 2017. In accordance with ASC 740, as approval form the tax bureau was granted in 2017, the change in tax status will be reflected in 2017 with a RMB4,326 reversal of income tax expense.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiary E-Sun Sky Computer and VIEs are restricted in their ability to transfer certain of its net assets to the Company in the form of dividend payments, loans and/or advances. The amounts restricted include paid up capital, retained earnings and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB459,660 (US$66,205) as of December 31, 2016. The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	20,594	341,671	49,211
Time deposits	1,025,989	700,637	100,913
Other current assets	5,246	23,728	3,418
Amounts due from intergroup companies	252,816	194,117	27,959

Total current assets	1,304,645	1,260,153	181,501

Non-current assets:
Investment in subsidiaries and VIEs	485,874	566,267	81,559
Property and equipment, net	402	343	49

Total non-current assets	486,276	566,610	81,608

TOTAL ASSETS	1,790,921	1,826,763	263,109

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed balance sheets (continued)

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	145	43	7
Accrued expenses and other liabilities	8,736	112,548	16,210
Amounts due to intergroup companies	14,177	4,641	668

Total current liabilities	23,058	117,232	16,885

TOTAL LIABILITIES	23,058	117,232	16,885

Shareholders’ equity:
Class A Ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2015 and 2016; 334,034,932 and 335,494,792 shares issued and outstanding as of December 31, 2015 and 2016, respectively	110	115	17
Class B Ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2015 and 2016; 84,999,159 and 74,400,299 shares issued and outstanding as of December 31,2015 and 2016, respectively	32	28	4
Additional paid-in capital	2,022,369	2,198,385	316,633
Treasury shares	(8,773)	(123,258)	(17,753)
Accumulated other comprehensive income	89,488	172,589	24,858
Accumulated deficit	(335,363)	(538,328)	(77,535)

Total shareholder’s equity	1,767,863	1,709,531	246,224

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,790,921	1,826,763	263,109

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Net Revenues	-	-	-	-
Operating expenses:
Sales and marketing	(214)	(330)	(402)	(58)
General and administrative	(11,875)	(13,160)	(15,934)	(2,295)
Write-off of deferred offering expenses	(3,241)	-	-	-

Total operating expenses	(15,330)	(13,490)	(16,336)	(2,353)

Indemnity cost	-	-	(9,979)	(1,500)
Other operating income	-	-	39	7

Operating loss	(15,330)	(13,490)	(26,276)	(3,846)
Interest income	10,920	8,703	10,269	1,479
Equity in profits (loss) of subsidiaries and VIEs	161,459	(319,110)	(186,958)	(26,865)

Income (loss) before income tax	157,049	(323,897)	(202,965)	(29,232)
Income tax benefit	-	-	-	-

Net income (loss)	157,049	(323,897)	(202,965)	(29,232)

Other comprehensive income
Foreign currency translation gain	12,145	66,851	82,347	11,860

Comprehensive income (loss)	169,194	(257,046)	(120,618)	(17,372)

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”), except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of cash flows

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$

Net cash (used in) generated from operating activities	(26,721)	(2,266)	25,679	3,699
Net cash (used in) generated from investing activities	(293,289)	(865,971)	413,401	59,542
Net cash generated from(used in) financing activities	42,315	748,755	(118,484)	(17,065)
Effect of exchange rate changes on cash and cash equivalents	1,507	46,328	481	69
Net (decrease) increase in cash and cash equivalents	(276,188)	(73,154)	321,077	46,245
Cash and cash equivalents at beginning of the year	369,936	93,748	20,594	2,966
Cash and cash equivalents at end of the year	93,748	20,594	341,671	49,211

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

The parent company’s condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

