Form 20-F
period 2017-12-31
500.com Ltd
filed 2018-04-27
CIK 1517496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2017

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-36206

500.com Limited

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

12F, West Side, Block B, Building No. 7

Shenzhen Bay Eco-Technology Park
Nanshan District, Shenzhen 518115
The People’s Republic of China
(Address of Principal Executive Offices)

Qiang Yuan, Chief Financial Officer

12F, West Side, Block B, Building No. 7

Shenzhen Bay Eco-Technology Park
Nanshan District, Shenzhen 518115
The People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities and Exchange Act of 1934:

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

333,787,552 Class A ordinary shares and 74,400,299 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2017.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ten ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“consolidated affiliated entities” refer to our consolidated affiliated entities, namely,

o	Beijing Baifengrun Technology Co., Ltd., or Baifengrun Technology,

o	Beijing Daguo Xiaoxian Culture Media Co., Ltd or Daguoxiaoxian, which was disposed of by the Company on February 9, 2018,

o	Hangzhou Laiqi Information Technology Co., Ltd., or Hangzhou Laiqi, which was disposed of by the Company on May 20, 2016,

o	Lhasa Yicai Network Technology Co., Ltd., or Lhasa Yicai,

o	The Multi Group Ltd, or TMG,

o	Shangmeng Business Services Co., Ltd., or Shangmeng Services, which was disposed of by the Company on May 20, 2016,

o	Shenzhen Caiyu Hudong Technology Co., Ltd., or Shenzhen Caiyu, which was disposed of by the Company on November 2, 2017,

o	Shenzhen E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network,

o	Shenzhen E-Sun Network Co., Ltd., or E-Sun Network,

o	Shenzhen Fenggu Network Technology Co., Ltd., or Shenzhen Fenggu,

o	Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd., or Shenzhen Kaisheng,

o	Shenzhen Guangtiandi Technology Co., Ltd., or Guangtiandi Technology,

o	Shenzhen Qufan Network Technology Co., Ltd., or Shenzhen Qufan, which was disposed of by the Company on February 9, 2018,

o	Shenzhen Tongfu Technology Co., Ltd., or Tongfu Technology,

o	Shenzhen Wubai Zhifu Co., Ltd., or 500Fu, which was disposed of by the Company on February 7, 2018,

o	Shenzhen Yicai Network Technology Co., Ltd., or Shenzhen Yicai,

o	Shenzhen Youlanguang Science and Technology Co., Ltd., or Youlanguang Technology,

o	Zhejiang Shangmeng Technology Co., Ltd, or Sumpay.cn, which was disposed of by the Company on May 20, 2016, and

o	Other intermediate holding companies.

•	“The Multi Group” or “TMG” are to The Multi Group Ltd., 93% of which is owned by us, and the following wholly-owned subsidiaries:

o	Lotto Warehouse Ltd, or Loto Warehouse;

o	Multi Brand Gaming Ltd, or Multi Brand;

o	Multi Warehouse Ltd, or Multi Warehouse;

o	Multilotto Australia PTY, or Multilotto Australia.

o	Multilotto UK Ltd, or Multilotto UK;

o	Multi pay N.V., or Multi pay;

o	Round Spot Services Ltd., or Round Spot; and

o	Wasp Media Ltd, or Wasp Media;

•	“ordinary shares” are to our ordinary shares, par value US$0.00005 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“EUR” are to the legal currency of the European Union; and

•	“We,” “us,” “our company”, “our”, “the Group” or “the Company” are to 500.com Limited, its predecessor entities and its consolidated affiliated subsidiaries.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income (Loss) Data:
Net Revenues	259,534	579,717	99,552	10,928	131,323	20,184
Operating costs and expenses:
Cost of services	(27,818)	(53,909)	(24,355)	(14,141)	(53,096)	(8,161)
Sales and marketing	(84,596)	(173,883)	(87,022)	(44,921)	(76,977)	(11,831)
General and administrative	(73,190)	(156,309)	(232,244)	(247,688)	(257,079)	(39,512)
Service development expenses	(28,686)	(59,398)	(63,296)	(71,595)	(68,341)	(10,504)
Write-off of deferred offering expenses	—	(3,241)	—	—	—	—

Total operating expenses	(214,290)	(446,740)	(406,917)	(378,345)	(455,493)	(70,008)
Other operating income	14,560	17,414	6,910	2,732	1,204	185
Government grant	2,792	3,643	2,022	10,017	6,789	1,043
Indemnity cost	—	—	—	(9,979)	—	—
Other operating expenses	(2,678)	(4,527)	(2,975)	(1,915)	(34,691)	(5,332)

Operating profit (loss)	59,918	149,507	(301,408)	(366,562)	(350,868)	(53,928)
Others, net	—	—	—	—	821	126
Interest income	2,058	17,009	20,589	23,859	20,574	3,162
Interest expense	(5,407)	(356)	(2,138)		—	—
Loss from equity method investments	—	—	(407)	(406)	(2,128)	(327)
Change in fair value of derivative component of the convertible note	(26,809)	—	—	—	—	—
Changes in fair value of the structured deposit	—	(1,124)	1,124	—	(2,384)	(366)
Gain from disposal of subsidiaries	—	—	—	136,914	5,477	842

Income (loss) before income tax	29,760	165,036	(282,240)	(206,195)	(328,508)	(50,491)
Income tax benefit (expenses)	76,294	(7,987)	(41,969)	(3,057)	12,366	1,901

Net income (loss)	106,054	157,049	(324,209)	(209,252)	(316,142)	(48,590)
Less: Net loss (income) attributable to the non-controlling interests			(312)	(6,287)	957	147
Net income (loss) attributable to 500.com Limited	106,054	157,049	(323,897)	(202,965)	(317,099)	(48,737)

Other comprehensive (loss) income
Foreign currency translation gain (loss)	(5,496)	12,145	66,851	82,347	(55,805)	(8,577)
Change in fair value of available for sale investments	—	—	—	754	(733)	(113)
Other Comprehensive (loss) income, net of tax	(5,496)	12,145	66,851	83,101	(56,538)	(8,690)

Comprehensive Income (loss)	100,558	169,194	(257,358)	(126,151)	(372,680)	(57,280)
Less: Comprehensive loss attributable to noncontrolling interests	—	—	(312)	(6,287)	1,348	207
Comprehensive income (loss) attributable to 500.com Limited	100,558	169,194	(257,046)	(119,864)	(374,028)	(57,487)

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Earnings (losses) per share attributable to 500.com Limited
Basic	0.45	0.46	(0.84)	(0.49)	(0.78)	(0.12)
Diluted	0.41	0.44	(0.84)	(0.49)	(0.78)	(0.12)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	238,342,685	339,782,819	385,590,213	414,872,756	408,310,122	408,310,122
Diluted	259,729,367	357,848,704	385,590,213	414,872,756	408,310,122	408,310,122

Non-GAAP financial data(1)	106,054	157,049	(323,897)	(202,965)	(317,099)	(48,737)
Net income (loss) attributable to 500.com Limited
Adjustment for share-based compensation expenses	7,561	89,922	158,628	163,341	91,143	14,008
Adjustment for deferred tax expense relating to outside basis differences	(88,796)	—	—	—	—	—
Adjustment for deferred tax expense relating to valuation allowance	—	—	40,105	—	—	—
Adjustment for changes in fair value of the derivative component of the convertible note	26,809	—	—	—	—	—
Adjustment for interest expense relating to the convertible note	3,933	—	—	—	—	—
Adjusted net income (loss) attributable to 500.com Limited (non-GAAP)	55,561	246,971	(125,164)	(39,624)	(225,956)	(34,729)

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation, deferred tax expenses/(profit) relating to outside basis differences and valuation allowance in our consolidated affiliated entities and costs incurred on convertible note. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The following table sets forth our selected consolidated balance sheet data as of the indicated dates:

	As of December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Total current assets	909,876	1,256,403	1,712,086	1,707,032	737,022	113,276
Total assets	958,300	1,319,692	2,084,497	2,076,892	1,754,559	269,669
Total current liabilities	118,567	157,876	157,822	209,475	175,937	27,041
Total liabilities	148,880	202,070	218,161	268,849	223,197	34,304
Total 500.com Limited shareholders’ equity	809,420	1,117,622	1,767,863	1,709,531	1,409,774	216,678
Total shareholders’ equity	809,420	1,117,622	1,866,336	1,808,043	1,509,310	231,976
Total liabilities and shareholders’ equity	958,300	1,319,692	2,084,497	2,076,892	1,754,559	269,669

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in effect as of December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the noon buying rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average (2)	Low	High
	(RMB per US$1.00)

2013	6.0537	6.1497	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

(1)	The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have changed our business model a few times during the last few years, which makes it difficult to evaluate our business.

In recent years, we have begun new lines of businesses and suspended or disposed of existing lines of businesses, including:

•	we launched our online lottery services in 2001 and became profitable in 2007. We have suspended all of our online lottery sales services since April 4, 2015, and have not generated any revenue from these operations since then.

•	In December 2015, we acquired a 63% equity interest in Sumpay.cn and its wholly owned subsidiaries, which provide third party payment services in China, and disposed of this investment in May 2016.

•	In July 2016, we acquired a 100% equity interest in Shenzhen Caiyu, a provider of sports information services in China and disposed of this investment in November 2017.

•	In October 2016, we held a 51% equity interest in Shenzhen Kaisheng to provide online spot commodity trading services in China.

•	In November 2016, we acquired a 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd. (together, “Qufan”) to provide mobile poker games services in China, and disposed of this investment in February 2018.

•	In June 2017, we acquired a 40.65% equity interest in Loto Interactive Limited (Formerly named MelcoLot Limited), or Loto Interactive, a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), which is principally engaged in the provision of lottery-related technologies, systems and solutions to two state-run lottery operators in China, namely the China Welfare Lottery Issuance Centre and the China Sports Lottery Administration Center, or the Sports Lottery Center.

•	In July 2017, we acquired a 93% equity interest in The Multi Group Ltd., or TMG, which holds licenses to operate online gaming sites from Curacao, Malta, the United Kingdom and Ireland.

•	In March 2018, we entered into a framework agreement with the Sports Lottery Center, pursuant to which we will cooperate with the Sports Lottery Center to develop physical channels to sell sports lottery tickets.

Many of our business lines are relatively new business models in an emerging and rapidly evolving market. This makes it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate may not be indicative of our future performance. We may not be able to realize our profit expectation when we began to offer any of these new lines of businesses. You should consider our prospects in light of the risks and uncertainties that fast-growing companies in a rapidly evolving market may encounter.

In particular, we have suspended all of our lottery sales services since April 4, 2015 in response to the promulgation of the Self-Inspection Notice and the Public Announcement and there is no clear indication as to how long our voluntary suspension will last as of the date of this annual report. As a result of the voluntary suspension of our online sports lottery sales services, our net revenues in 2015 were RMB99.6 million, representing an 82.8% decrease as compared to 2014, and we recorded a net loss attributable to 500.com Limited of RMB323.9 million in 2015, as compared to net income attributable to 500.com Limited of RMB157.0 million in 2014. We cannot assure you that even if we are able to resume our online sports lottery sales services in the future, our users’ purchasing activities for sports lottery products will return to previous levels and continue to grow at a comparable pace as compared to that of the period prior to the voluntary suspension.

We have suspended all of our online lottery sales services since April 4, 2015, and have not generated any revenue from these operations since then. There is no clear indication as to when the suspension will be lifted.

Since March 2015, all provincial sports lottery administration centers to which we provide sports lottery sales services have suspended accepting online purchase orders for lottery products, in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, or the Self-Inspection Notice, which was jointly promulgated by the Ministry of Finance, or the MOF, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

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

On February 24, 2015, we were informed by certain provincial sports lottery administration centers that as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, we were further informed by the remaining provincial sports lottery administration centers to which we provide sports lottery sales services that such provincial sports lottery administration centers also planned to suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice. As a result, our transaction volume decreased significantly. On April 3, 2015, a public announcement, or the Public Announcement, with regard to online lottery sales in China was jointly released by eight competent government authorities, namely, the MOF, the Ministry of Public Security, the State Administration for Industry & Commerce, the Ministry of Industry and Information Technology, the Ministry of Civil Affairs, the People’s Bank of China, the General Administration of Sports of China and the China Banking Regulatory Commission. The Public Announcement mandates, among other things, that (i) all lottery institutions, internet companies, and other institutions or individuals which provide unauthorized online lottery sales services, either directly or through agents, shall immediately cease such services. The local governmental authorities of finance, civil affairs and sports shall investigate and sanction unauthorized online lottery sales in their respective jurisdictions according to relevant laws and regulations; (ii) the local government authorities of public security and industry & commerce shall investigate any issuance or sales of illegal lottery within their respective jurisdictions, with necessary assistance from local government authorities of finance, communication, banking regulatory commission, civil affairs, sports and local branches of the People’s Bank of China, and report any criminal activities to the judicial authority for prosecution; and (iii) the lottery issuance authorities that plan to sell lottery products online shall obtain the approval from the Ministry of Civil Affairs or the General Administration of Sports of China by submitting an application to the MOF for written approval. No entity shall provide online lottery sales services without the approval by the MOF.

We believe the close proximity of the promulgation of the Self-Inspection Notice and the Public Announcement signals a potential significant change of regulatory framework in the online lottery market in China. In light of such potential change of regulatory framework, we decided to voluntarily suspend all of our online lottery sales services on April 4, 2015. Since we voluntarily suspended our online lottery sales services and up to the date of this annual report, we had not generated any revenue from these services, which has caused our financial results to be materially and adversely impacted during the suspension period.

With the promulgation of the Self-Inspection Notice and the Public Announcement, the competent government authorities took further steps to regulate the lottery market in China and sanction unauthorized online lottery sales. After the issuance of the Self-Inspection Notice and the Public Announcement, there has been no indication as to when the online sales of sports lottery products will be permitted to resume, if at all. Therefore, as of the date of this annual report, there is no clear indication as to how long our voluntary suspension of online sports lottery sales services will last, and we have been working and will continue to work with the China Sports Lottery Administration Center to develop a management system to cope with any new regulatory framework to be adopted.

The rules and regulations on online lottery sales service market in China are relatively new and interpretations and implementation thereof have changed substantially on a number of occasions, and their further interpretations and implementation involve uncertainty.

During our 17-year history of providing online lottery sales services, we have encountered a number of significant changes on interpretations and implementation of the rules and regulations in respect of the provision of these services as further described below.

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

Suspension since April 2015. As stated above, since April 4, 2015, we have voluntarily suspended our online sports lottery sales services in response to the issuance of the Self-Inspection Notice and the Public Announcement.

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

In addition, in order to attract and retain players, we must also devote significant resources to enhancing our player experience on an ongoing basis. We must enhance the functions and technical and artistic features of our games in a manner that appeals to our demographically diverse players, and ensure the reliability of our game operating systems. If we fail to continuously enhance our player experience by anticipating and effectively responding to their different tastes, preferences and needs, or if we fail to provide superior customer service or address player complaints in a timely manner, we may lose existing players and fail to attract new players, and our business, results of operations and growth prospects will be materially and adversely affected.

All our revenues from mobile gaming business were provided by sales of virtual items. If we are unable to effectively market and price these virtual items, or if this business model ceases to be commercially successful, our results of operations, financial condition and business prospects could be materially and adversely affected.

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

Our business has been and may continue to be materially affected by changes to, or interpretation of, government regulation in Europe that may apply to online gaming.

Through TMG, we hold licenses to operate online gaming sites from Curacao, Malta, the United Kingdom and Ireland, and are required to renew them periodically. Some European jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while other jurisdictions have taken the position that online gaming is legal and have adopted or are in the process of considering legislation to regulate online gaming.

Sweden represents our top European market (generating approximately 60% of TMG’s total revenue in 2017), but does not have license requirement. We are operating in Sweden under the Curacao license. The Swedish government submitted a legislative proposal to the European Commission in late 2017, and by making this legislative proposal, the legislation entered a three-month period of standstill that ended on March 31, 2018, during which European Union authorities reviewed the proposal. It was recently reported that the Swedish government will begin accepting license applications from interested operators in mid-2018, and the new regulatory framework is expected to take effect on January 1, 2019.

While certain European countries are adopting a regulated online gaming approach, there are some opposing views. Some countries, where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Any decision of the European Court of Justice or legislation promulgated by the European Commission that effectively prohibits online gaming in European Union member states could have a severe material adverse effect on our business, revenues, operating results and financial condition.

As companies and consumers involved in online gaming are located around the globe, including our licensees and players, there is uncertainty regarding which government has authority to regulate or legislate the industry.

Future decisions may have a material impact on our operations and financial results. There is a risk that governmental authorities may view us or our licensees as having violated the local law of their end users. Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the online gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us, our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that prohibiting legislation will not be proposed and passed in potentially relevant European jurisdictions to legislate or regulate various aspects of the Internet or the online gaming industry. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

Our operations in certain jurisdictions may violate local laws and regulations. The interpretation and enforcement of such laws and regulations could adversely impact our business.

We have sought legal advice regarding the legality of our online gaming services in certain European jurisdictions in which we operate. We have been advised by local counsel in certain jurisdictions, including Austria, Germany and the Netherlands, that certain of Multilotto’s operations in such jurisdictions are prohibited by local gaming laws and regulations. Local counsel, however, also advised us that there may be a reasonable legal basis to believe that such local laws contradict relevant European Union law, particularly Article 56 of the Treaty on the Functioning of the European Union regarding freedom of providing services among European Union member states. If such local laws violate European Union law, Multilotto’s operations would not be prohibited.

In addition, we have been advised by local counsel in Switzerland that the operation of online games in Switzerland is prohibited by local law, and any potential winnings and/or stake held by local users may be subject to forfeiture.

In 2017, net revenue from Germany, Austria, the Netherlands and Switzerland accounted for 4.6%, 0.6%, 2.4% and 60.1% of our total net revenue, respectively.

Our business, operation and financial results may be adversely impacted by the interpretation and enforcement of laws and regulations governing online gaming services in these and other jurisdictions in which we operate.

Our game providers may fail to obtain or renew or may experience material delays in obtaining requisite approvals, licenses and permits, which could negatively impact our business.

Certain of our game providers require various approvals, licenses and permits to conduct their business, including business to business, or B2B, gaming and software licenses. We cannot assure you that these providers will not encounter significant problems in obtaining new or renewing existing approvals, licenses and permits, or that they will continue to satisfy the conditions to which such approvals, licenses and permits granted. If previously obtained approvals, licenses and permits are revoked and/or if the providers fail to obtain and/or maintain the necessary approvals, licenses and permits required to conduct their business and/or host or manage games as currently provided, we may be required to temporarily suspend the operation of certain gaming services, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Implementation of new lines of business, such as our recent cooperation with the Sports Lottery Center to develop physical channels to sell sports lottery tickets and certain other new business initiatives, may not yield desirable profits or improve our results of operations.

From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. For example, we began to cooperate with the China Sports Lottery Administration Center, or the Sports Lottery Center, in March 2018 to develop physical channels to sell sports lottery tickets, install sports lottery terminals and provide relevant maintenance and operational services in accordance with local development plans for the sports lottery business.

There are substantial risks and uncertainties associated with these efforts, particularly when considering the market is not fully developed. In developing these new lines of business or services, we may invest significant time and resources. Initial timetables for the introduction and development of these lines of business and services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation these new lines business or services. Our personnel and technology systems may fail to adapt to the changes in these new lines of business or we may fail to effectively integrate new services into our existing operations. In addition, we may be unable to compete effectively due to different competitive landscape in the new areas of business. Furthermore, these lines of business could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of these lines of business and services could have a material adverse effect on our business, results of operations and financial condition.

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

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, the lottery products we serviced were issued and sold by national and provincial lottery administration centers. We do not have the right to issue lottery products and could not prevent the discontinuation of lottery products that were offered. If the national lottery administration centers had decided to discontinue one or more lottery products or to replace them with other products, this could have led to a decline in our purchase orders and thus would have had an adverse effect on our financial position and results of operations. In addition, if we had wanted to provide services on newly issued lottery products, we would have had to enter into service agreements with the lottery administration centers that issue or sell such new lottery products. We cannot assure you that such service agreements could have been entered into on terms favorable to us, or at all. If our competitors are able to enter into service agreements to service popular newly issued lottery products while we cannot, it could have an adverse effect on our revenue and brand name.

Lottery products offered by provincial lottery administration centers may have been discontinued or subject to restriction and regulations by the relevant national lottery administration centers. In particular, in March 2015 all provincial sports lottery administration centers we serviced suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice, which materially and adversely affected our results of operations and financial conditions since such suspension. In addition, due to the popularity of certain lottery products we service, those provincial lottery administration centers with which we did not have service agreements might have chosen to issue similar lottery products on more competitive terms. This may have resulted in a decrease in the purchase orders of those lottery products we serviced and, in turn, resulted in a decrease in the revenue we were able to generate from those lottery products. We cannot assure you that we will be able to reach an agreement with a provincial lottery administration center to obtain the right to service its lottery products that compete with products we currently service. In addition, the relevant lottery authorities could mandate the change of the rules or prize scheme of our current lottery products or stop the issuance of those lottery products altogether due to social policy or other considerations, which could have an adverse effect on our results of operations.

We depend on our agreements with a few provincial lottery administration centers for our service fees and such agreements could be terminated, amended or fail to be renewed.

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, substantially all of our revenues were provided by service fees paid to us by a few provincial lottery administration centers. We have entered into non-exclusive service agreements with these lottery centers for terms of one year or five years, and the lottery administration centers may choose to enter into similar arrangements with other service providers. We have long-term, mutually beneficial partnerships with a few provincial lottery administration centers, such as Jiangxi Sports Lottery Administration Center. The service fees received from the lottery administration centers represent revenues recognized before the reduction of incentives paid to users and the residual amount of lottery pool contributed by us to the lottery centers. We have a service agreement with Jiangxi Sports Lottery Administration Center that is effective until March 2018 and renewable upon expiration, but Jiangxi Sports Lottery Administration Center can terminate its agreement with us for various reasons or decide not to renew the agreement upon expiration. For example, the service agreement provides that the Jiangxi Sports Lottery Administration Center has the right to monitor our operations and unilaterally terminate the service agreement if we violate relevant laws and regulations. If any of the provincial sports lottery administration centers terminates or decides not to renew its agreement with us, or if the agreement is amended to our disfavor, this could have an adverse effect on our business, results of operations and prospects, and we could lose a substantial portion of our revenues.

By March 2015, all sports lottery administration centers have suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice, and we have voluntarily suspended our online lottery sales services in response to the issuance of the Self-Inspection Notice and the Public Announcement since April 4, 2015. There has been no indication as to when the online sales of sports lottery products will be permitted to resume, if at all. Therefore, as of the date of this annual report, there is no clear indication as to how long our voluntary suspension of online lottery sales services will last.

We operate in an intensely competitive environment, which may lead to declining revenue growth or other circumstances that would negatively affect our results of operations.

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, we operated in the new and dynamically growing online market for lottery products. There is no guarantee that we could have maintained our position as one of the market leaders. If we are unable to resume our online sports lottery sales services in the future, we anticipate significant competition, primarily from other online lottery service providers that may obtain relevant approvals and licenses to provide online lottery sales services in China. When the approval and licensing system for online lottery service providers is fully implemented in China in the future, we may face increased competition from companies that do not currently operate in the online lottery services industry. For example, if major portal websites obtain relevant approvals and licenses to offer lottery sales services, they may be able to offer similar services at a lower cost or to a larger user group due to their larger operational scales and user bases, which will put us at a competitive disadvantage. We may also face competition from traditional offline lottery agents. If we do not recognize market trends or user demand in a timely manner, we may lose our market share to our competitors, which would have a negative impact on our results of operations.

The lottery industry in China in general and the online lottery service industry in particular may not grow as quickly as expected, which may adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development and expansion of the lottery industry in China in general and the online lottery service industry in particular. Both China’s lottery industry has, and, prior to the voluntary suspension of online sports lottery sales services in general in China in early 2015, the online lottery service industry had, experienced substantial growth in recent years in terms of both the number of people purchasing lottery products and revenue generated. We cannot assure you, however, that the lottery industry or the online lottery service industry in China may grow as rapidly as it has in the past. Growth of China’s lottery industry and the online lottery services industry are affected by numerous factors, such as GDP growth, growth of individual disposable income, regulatory changes, public perception and receptiveness, users’ trust and confidence level in the online lottery market, users’ general online purchase experience, technological innovations, development of the Internet and Internet-based services, and the macroeconomic environment. For example, the suspension by provincial lottery administration centers in response to the Self-Inspection Notice in March 2015 has had, and is expected to continue to, materially and adversely affected online lottery market in China as long as the suspension continues. If the lottery industry or online lottery service industry in China does not grow as quickly as expected or if we fail to benefit from such growth by failing to successfully implement our business strategies, our user base may decrease and our business and prospects may be adversely affected.

Online spot commodity trading is a highly regulated industry and any regulatory change may result in changes in trading models and trading rules of the exchanges, which could adversely affect our business and prospects.

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

The Shanghai Gold Exchange that we plan to focus our operation on, is not subject to such provincial inspection as a national exchange. However, different provincial governments and different departments of the central government may have different interpretations and implementation practices of Circulars 38 and 37. If the Shanghai Gold Exchange were to be found non-compliant under Circulars 38 and 37, and were to be required to change or adjust its trading models or rules accordingly, our operation on that exchange may become less profitable or even infeasible. We may have to transfer our business and customers to other exchanges, which may result in extra expenses and adversely affect our customers’ trading experience as well as our results of operations and financial condition. If we decide to continue to operate on that exchange, we may need to adjust our business model or our business on that exchange may become less profitable both in the short term and in the long term.

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

We conduct our operations in China, and will continue to do so in the future. We have blocked direct access to our websites and mobile applications from the United States through IP address filtering. We have implemented an identity verification procedure as part of the prize collection process. A user who has won a prize is required to provide his or her valid PRC identification card number and valid PRC bank account number to us for identity and age verification through a government designated entity before we transfer the prize money to such user’s online account registered at our websites and mobile applications. Despite such measures taken by us, it is conceivable that a user with a valid Chinese bank account and a Chinese identification card could place an order or collect a prize at our websites or mobile applications from a jurisdiction other than China and the United States, or that a user could devise a way to evade our blocking measures and access our websites and mobile applications from the United States. In addition, we have not been able to implement the same identity verification process over users registered with websites of third-party online service providers, which conduct their own identity verification processes, and these users may place purchase orders with us and collect prize money they win without providing their identity to us. As a result, we could be subject to foreign laws and regulations applicable to lottery services, which could have important legal consequences for us. The fact that our websites and mobile applications are accessible from a foreign jurisdiction could render our business operations subject to the laws and regulations of such jurisdiction, even though we do not have a physical presence in that jurisdiction. As a result, we could be required to obtain the requisite approval or license for lottery services in such jurisdiction, or could be deemed to have violated the prohibition against lottery services in that jurisdiction.

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

In the United States, some credit card companies have classified online purchase orders of U.S. state-issued lottery products as online gambling and thus denied such purchase orders, despite the fact that many such purchases are exempt from the Unlawful Internet Gambling Enforcement Act, or UIGEA, enacted in 2006. The UIGEA is silent on whether lottery products issued by non-U.S. state entities are exempt from the definition of online gambling. There are several other U.S. federal laws relevant to online gaming, including the Professional and Amateur Sports Protection Act, the Federal Interstate Wire Act, the Illegal Gambling Business Act, the Interstate Transportation of Wagering Paraphernalia Act and the Interstate and Foreign Travel or Transportation in Aid of Racketeering Enterprising Act. In addition, laws and regulations exist in various individual U.S. states that limit or prohibit online games of chance. Although prior to the voluntary suspension of our online sports lottery sales services in April 2015, the services we provided to our users were solely related to lottery products issued and sold by national and authorized provincial lottery administration centers in China, we cannot assure you that the United States Department of Justice or other federal or state regulatory authorities will not deem our business as being in violation of the UIGEA or any of the laws mentioned above if purchase orders are placed on our platform from users in the United States not successfully blocked by our system. Violations of such laws can lead to criminal and civil penalties, including substantial fines, injunctions, damage claims and jail terms for persons accountable.

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

We generate a portion of our net revenues pursuant to cooperation agreements with certain third-party Internet companies. We build and maintain embedded lottery purchase webpages for websites of these Internet companies which redirect user purchase orders to our websites. We pay these third-party Internet companies a predetermined fixed percentage of the total purchase amount generated by purchase orders redirected to us from their websites. In 2015, 2016 and 2017, such payments to certain Internet companies accounted for 7.8%, nil and 3.9% of our net revenues, respectively. We also provide lottery information packages to the lottery information channels of some portal websites. The third-party Internet companies that we work with may request amendments to the material terms of our cooperation agreements in a manner that is unfavorable to us or decide to terminate such cooperation agreements. In particular, if any of these companies decide to start offering its own online lottery services after terminating its cooperation arrangement with us, users formerly redirected to our websites through websites of these companies may decide to use these companies’ services instead, which would have a negative impact on our net revenues.

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

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, 8 prizes of over RMB10 million, 76 prizes of RMB5 million to RMB10 million, and 570 prizes of RMB1 million to RMB5 million had been awarded to users who purchased their lottery products using our online lottery service platform. Our users’ record of winnings is one of the factors contributing to our ability to attract new users and retain existing users. Winning of number-based lotteries arise purely by chance during the lottery draws. No assurance can be given that there will not be long periods in the future without any of our users winning a prize of significant amount, which could lead to a reduction in user activity and therefore a shortfall in our revenue and profit.

Our operations and services relating to sports lottery products depend on the scheduling and live broadcasting of major sports events.

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, our operations and services relating to sports lotteries were affected by the scheduling and live broadcasting of the underlying sports events. In particular, a significant portion of our service fees prior to the voluntary suspension of our online sports lottery sales services in April 2015, were derived from results of international soccer games. Disruptions to the scheduling and broadcasting of those games may have a material impact on our results of operations. In some instances, the scheduling of major sports events occurs seasonally (for example, European soccer) or at regular but infrequent intervals (for example, the FIFA World Cup). The cancellation, postponement or curtailment of significant sports events, due to, among other things, adverse weather conditions, terrorist acts, other acts of war or hostility or the outbreak of infectious diseases, or cancellation of, disruption to, or postponement of the live broadcasting of such sports events, due to contractual disputes, technical or communication problems, or the insolvency of a major broadcaster, could materially adversely affect our operations and services relating to sports lotteries.

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

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, our information database provided to our users real-time updated information on all 13 national lottery products and 96 provincial lottery products, as well as historical data, charts analytical tools and account management tools and functions. Although we intended to ensure the accuracy and reliability of all data in our information database, in a number of instances, users had complained on online forums of being misled by the wrong historical data and users have also alleged that the winning numbers posted by us differ from the actual winning numbers published by the relevant national or provincial lottery administration centers. Such complaints and allegations, whether with or without merit, may damage our reputation as a credible online lottery service provider and adversely affect user experience, which could materially and adversely affect our reputation and business.

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

Under the current prize payout rules for national and provincial lottery products, prizes can only be claimed by natural persons who present the winning lottery tickets at the time of collection. Prior to the voluntary suspension of our online sports lottery sales services in April 2015, since we did not distribute physical tickets to individual users and needed to collect prizes on behalf of the winning users, we relied on certain of our employees to maintain bank accounts opened in their individual names into which winning prizes are first deposited before they are transferred into the bank account of E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, which then allocated the prize money to the winners’ accounts. We adopted several measures to ensure that such individual accounts are under our strict control. See “Item 4B. Business Overview—Purchase Order Processing and Prize Collection.” Although, prior to the voluntary suspension of our online sports lottery sales services in April 2015, we had never had an incident where prize money deposited in an employee’s account was misappropriated, there is no assurance that, if we are able to resume our online sports lottery sales services in the future, misappropriations of prize money will not happen in the future, which could have an adverse effect on our reputation and financial results. Currently, there is no indication as to whether we need to use the bank accounts of individual employees in the future.

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

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, we required our users to deposit funds in their registered accounts in advance of any lottery purchases. Users’ prize money was also deposited in and withdrawn from their respective accounts. Therefore, the provision of convenient, trusted and effective payment processing services to our users and potential users is critical to our business. If we are able to resume our online sports lottery sales services in the future and there is any deterioration or perceived deterioration in the quality of the payment processing services provided by us or any interruption to those services, or if our payment processing services are not performed in a timely manner, our users and potential users may be deterred from using our online lottery services, and we may be subject to user complaints and allegations concerning the mishandling of their funds, which may damage our reputation and have a material adverse effect on our business and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2017. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our operations subject us to foreign exchange risk.

We operate in Europe, Africa, South America and North America. We are exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which revenues, expenses and borrowings are denominated. Much of our current revenue is derived from our interest in TMG, which uses the EUR as its functional currency. As a result, we are exposed to translational foreign exchange risk when we translate TMG’s financial statements from the EUR to the RMB. Because our reporting currency is the RMB, we may be exposed to translation risk when the income statements of us and our subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and whilst revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenue, costs and the result in U.S. dollars. Potential adverse changes in economic conditions could have an adverse effect on our business, financial condition and results of operations.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in the Internet and lottery businesses. We conduct our operations in China principally through contractual arrangements among our company 500.com Limited, our wholly owned PRC subsidiary, E-Sun Sky Computer, our consolidated affiliated entities in the PRC and their respective shareholders. Our online lottery services were primarily provided through E-Sun Sky Network, the wholly owned subsidiary of E-Sun Network, Lhasa Yicai, the wholly owned subsidiaries of E-Sun Sky Network, and Guangyi Network, the wholly owned subsidiary of E-Sun Sky Computer. E-Sun Sky Network owns and manages our operating websites, namely, www.500wan.com and www.500.com. Guangtiandi Technology and Youlanguang Technology were established to provide technical support to E-Sun Sky Network. Youlanguang Technology provides services to E-Sun Sky Network relating to the management of our users’ registration information and accounts, Shenzhen Yicai, and Shenzhen Fenggu, the wholly owned subsidiaries of Youlanguang Technology, while Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers, the maintenance of our lottery ticket database, and the printing of lottery tickets when needed for the purpose of prize collection. Baifengrun Technology, a wholly owned subsidiary of Guangtiandi Technology, was acquired to develop and operate mobile phone game services to third party customers. 500Fu, a wholly owned subsidiary of Youlanguang, was established to provide third party payment services. Shenzhen Caiyu was acquired through E-Sun Sky Network to provide sports information and data services. We disposed of our interest in Shenzhen Caiyu in November 2017. Shenzhen Qufan was acquired through Guangtiandi to provide online poker gaming services. We disposed of our interest in Shenzen Qufan in February 2018. Shenzhen Kaisheng was the subsidiary of Guangtiandi Technology to provide online spot commodity trading services. Our contractual arrangements with E-Sun Network, Guangtiandi Technology, Youlanguang Technology, Tongfu Technology, Shenzhen Qufan and their respective shareholders (i) enable us to exercise effective control over these entities, and (ii) give us the obligation to absorb losses and the right to receive benefits of these entities, requiring us to treat them as our consolidated affiliated entities and to consolidate their operating results. For a detailed discussion of these contractual arrangements, see “Item 4C. Organization Structure.”

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

Since PRC laws restrict foreign equity ownership in companies engaged in the Internet and lottery businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of E-Sun Network, Guangtiandi Technology, Youlanguang Technology or Tongfu Technology, Shenzhen Qufan, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of E-Sun Network, Guangtiandi Technology, Youlanguang Technology or Tongfu Technology, Shenzhen Qufan, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements that were executed on June 1, 2011, amended on May 2, 2013, supplemented December 28, 2013 and further amended on November 18, 2015 ,further supplemented on January 10, 2017 and further amended on July 3,2017 , we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control over our business in China. In addition, our contractual arrangements generally have a term of 10 years with an automatic extension for a number of years to be determined by E-Sun Sky Computer and Qufan Information Technology, which is subject to E-Sun Sky Computer’s and Qufan Information Technology’s unilateral termination right. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of E-Sun Network, Guangtiandi Technology, Youlanguang Technology, Tongfu Technology or Shenzhen Qufan, may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities and their respective shareholders. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law, arbitration and courts and therefore will be subject to uncertainties in the PRC legal system. See “Item3D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within 10 years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among 500.com Limited, E-Sun Sky Computer, Qufan Information Technology, our subsidiary in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment of income subject to taxation. Under the contractual agreements we agreed to provide unconditional financial support, through the nominee shareholders, to each consolidated affiliated entity in manners permitted by PRC laws and regulations and further agreed to waive the repayment of any such financial support if needed by such consolidated affiliated entity, which may also result in income tax burden on the nominee shareholders and the consolidated affiliated entities. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.

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

We are a holding company and we rely principally on dividends and other distributions on equity paid by our wholly owned PRC subsidiary, E-Sun Sky Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If E-Sun Sky Computer incurs debt on its own behalf in the future, the instruments governing the debt may restrict their abilities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements E-Sun Sky Computer currently has in place with our consolidated affiliated entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

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

There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. The major permits and licenses that could be involved include, without limitation, the Permit for Operation of Value-Added Telecom Services, or VAS license, issued by the Ministry of Industry and Information Technology, or the MIIT. Pursuant to the VAS license issued to E-Sun Sky Network by Telecommunication Management Bureau of Guangdong Province in February 2013, E-Sun Sky Network is permitted to provide internet information services. The license was renewed in 2017 and is effective until September 2022. We need to renew each of the licenses upon its expiration, and apply for permits and alteration of the license in advance of any change to the license holder regarding its shareholding structure, controlling shareholders, merger and acquisition, business scope and etc., and apply for alteration of the license for any change to the name, legal representative of the license holder. However, we cannot assure you that each of the licenses will be successfully and timely renewed, or that the license will continue to cover all aspects of our online lottery service business upon its renewal. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in our operations may have a material and adverse effect on our results of operations.

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

The 2006 M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over E-Sun Network, E-Sun Sky Network, Youlanguang Technology and Guangtiandi Technology in June 2011, Tongfu Technology in December 2015, and Shenzhen Qufan in January 2017 by entering into contractual arrangements with VIEs and their respective shareholders. We did not seek the approval of the Ministry of Commerce for those transactions based on the legal advice we obtained from our PRC legal counsel in those transactions that such approval was unnecessary. However, the 2006 M&A Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the 2006 M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the 2006 M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, we may in the future grow our business in part by acquiring complementary businesses in China. If we are required to obtain the approval from the Ministry of Commerce, completion of such transaction may be delayed or even inhibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In addition, in August 2011 the Ministry of Commerce issued the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules. The MOFCOM Security Review Rules, effective from September 1, 2011, require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a PRC enterprise by foreign investors is subject to the security review by the Ministry of Commerce, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision in the MOFCOM Security Review Rules stating that our business falls into the scope subject to the security review. However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of these new rules, there can be no assurance that the Ministry of Commerce will not apply these rules to our contractual arrangements with E-Sun Network, E-Sun Sky Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan If we are found to be in violation of the MOFCOM Security Review Rules, or fail to obtain any required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking our PRC consolidated affiliated entities’ business or operating licenses or requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we would like to acquire in the future falls into the ambit of security review, complying with the requirements of the relevant rules could be prohibitively time consuming or we may be legally prohibited from acquiring such company either by equity or asset acquisition, capital contribution or through any contractual arrangement, which could have a material and adverse impact on our ability to expand our business or maintain our market share.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive all of our service fees in Renminbi in China. Under our current corporate structure, most of our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate, and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar in 2014. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market makers who submit for reference rates to consider the previous day’s closing spot rate, foreign exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 4.68% against the U.S. dollar, and in 2016, the value of the Renminbi further depreciated approximately 7.09% against the U.S. dollar. However, the value of Renminbi appreciated approximately 5.81% against the U.S. dollar in 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Most of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

Under the new enterprise income tax law, or the EIT Law, and its implementation rules, or the Implementation Rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax, or EIT, at the rate of 25% on its global income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. We do not believe that any of 500.com Limited, Fine Brand Limited, 500wan HK Limited, Qufan Internet Technology Inc., and Qufan Internet Technology (HK) Limited meets all of the criteria above. Although we conduct our business principally through contractual arrangements among our wholly owned PRC subsidiary and our consolidated affiliated entities in the PRC, and decisions relating to our financial and human resource matters are made by personnel of our wholly owned PRC subsidiary and our consolidated affiliated entities in the PRC, each of 500.com Limited, Fine Brand Limited, 500wan HK Limited, Qufan Internet Technology Inc., and Qufan Internet Technology (HK) Limited is a company incorporated outside the PRC. As holding companies, these three entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. While we do not believe we would be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our financial condition and results of operations.

Pursuant to the EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement and provided that relevant tax authorities approved the foreign investors as the beneficial owners of such dividends under applicable tax regulations. We are a Cayman Islands holding company and substantially all of our income may come from dividends from our PRC subsidiary, E-Sun Sky Computer and Qufan Information Technology, through our Hong Kong holding company. The Cayman Islands do not have such a tax treaty with China. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong entered into in August 2006, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. To the extent dividends paid by our PRC subsidiary to our Hong Kong holding company are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

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

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format for reporting an Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our offshore restructuring transactions, if any of such transactions were to be determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may be at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such nonresident investors’ investments in us.

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

Our independent registered public accounting firm issued the audit report included in this annual report. Generally, an auditor of companies that are traded publicly in the United States is registered with the Public Company Accounting Oversight Board (United States), or PCAOB, and is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. However, as our former auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our former auditor, like other independent registered public accounting firms operating in China, is not inspected by PCAOB.

Inspections of other firms outside of China conducted by PCAOB have identified deficiencies in those firms’ audit procedures and quality control procedures. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our former auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

We may be adversely affected by the initial decision issued by the administrative law judge against the Chinese affiliates of the Big Four accounting firms.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that the accounting firms refused to produce audit papers and other documents related to certain China-based companies that were under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, sanctioning the Chinese affiliates of the Big Four accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The accounting firms involved have appealed the initial decision to the SEC, and may appeal to the federal appeal court if necessary. The independent registered public accounting firm that will issue the audit reports included in this annual report is one of the accounting firms named in the SEC’s proceedings, and we may be adversely affected by the outcome of the proceedings. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our former independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, result in a sharp decline of our market capitalization and materially and adversely affect the value of your investment in our ADSs.

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

The grant and exercise of share options or restricted shares to be issued in the future will likely result in a dilution of the value of our ordinary shares for all shareholders. We established a 2011 Share Incentive Plan under which we are able to issue up to 12% share options or up to 3% restricted shares of our issued and outstanding ordinary shares from time to time. We subsequently adjusted the exercise prices and period of certain options granted in June 2012 and June 2014. For more details, see “Item 6B. Compensation—Share Incentive Plans.” We may in the future issue additional share options and other share-based awards under the plan, which may dilute the interest of the existing and future shareholders. Moreover, we may seek authorization to increase the number of shares subject to our 2011 Share Incentive Plan, or sell additional securities and/or rights to purchase such securities at any time in the future. Dilution of the value of the ordinary shares will likely result from such sales, which in turn could adversely affect the market price of our ordinary shares and ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2017, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2018 or future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10E. Taxation—United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2018 or any future taxable year.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Holders of our Class B ordinary shares hold 74,400,299 Class B ordinary shares, or 18.2 % of the combined total outstanding ordinary shares (representing 69.0 % of the total voting rights) in our company as of December 31, 2017. Their shareholding, in particular the greater voting rights of the Class B ordinary shares, gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

We began operations in the online lottery service industry in 2001 through one of our consolidated affiliated entities, E-Sun Network Co., Ltd., or E-Sun Network, in Shenzhen, China. In May 2006, E-Sun Network established its wholly owned subsidiary, E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, which became our major operation entity for our online lottery services business. We have voluntarily suspended our online sports lottery sales services in response to the promulgation of the Self-Inspection Notice and the Public Announcement since April 4, 2015.

In December 2015, we acquired a 63% equity interest in Sumpay.cn and its wholly owned subsidiaries, which provide third party payment services in China, with a cash consideration of RMB233.1 million. We disposed of our interest in Sumpay.cn for RMB359.1 million in cash in May 2016.

In July 2016, we acquired a 100% equity interest in Shenzhen Caiyu, a provider of sports information services in China, with a cash consideration of RMB1.0 million. In October 2017, we entered into a share transfer agreement for the disposal of our 100% equity interest in Shenzhen Caiyu for a cash consideration of RMB3.8 million and the transaction was completed in November 2017.

In October 2016, we acquired a 51% equity interest in Shenzhen Kaisheng, a provider of online spot commodity trading services in China.

In November 2016, we acquired a 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd. with a cash consideration and contingent consideration of RMB110.5 million, to provide mobile poker games services in China. In February 2018, we entered into a share transfer agreement for the disposal of our 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd. for a cash consideration of RMB127.5 million.

In June 2017, we acquired a 40.65% equity interest in Loto Interactive Limited (formerly named MelcoLot Limited), or Loto Interactive, a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), for a total consideration of approximately HK$322.2 million (US$41.3 million). Loto Interactive is principally engaged in the provision of lottery-related technologies, systems and solutions to two state-run lottery operators in China, namely the China Welfare Lottery Issuance Centre and the Sports Lottery Centre. Loto Interactive is a distributor of high quality, versatile lottery terminals and parts for the Sports Lottery Center. Loto Interactive provides game upgrading technology and system maintenance service for the rapid-draw game “Shi Shi Cai” in Chongqing Municipality. We accounted for the purchase as an equity method investment.

In July 2017, we acquired a 93% equity interest in TMG for a total consideration of approximately EUR49.8 Million (US$56.0 million) in cash. TMG holds licenses to operate online gaming sites from Curacao, Malta, the United Kingdom and Ireland. Headquartered in Malta, TMG operates Multilotto.com, or Multilotto.net, which is considered one of the top online lottery betting and online casino platforms in the Nordic countries where it holds substantial market share. Operating under a Curacao e-Gaming license, Multilotto offers players the ability to bet on the outcomes of eleven of the world’s largest lotteries, and has a strong and balanced customer portfolio that has created a solid foundation for its expansion across Europe. Sweden is TMG’s top European market (generating approximately 60% of TMG’s total revenue in 2017). At this time, Sweden does not have license requirement, so TMG is operating in Sweden under the Curacao license. Beginning January 1, 2019, TMG is required to obtain the Swedish license if it wishes to continue operating in Sweden.

In March 2018, we entered into a framework agreement with the China Sports Lottery Administration Center, or the Sports Lottery Center, pursuant to which we will cooperate with the Sports Lottery Center to develop physical channels to sell sports lottery tickets. The Sports Lottery Center is the sports lottery issuance agency established by the General Administration of Sports in accordance with relevant laws, and it is the government authority in the PRC in charge of the issuance and organizing sales of sports lottery products in China. The Sports Lottery Center agrees to provide support to this project, and we plan to enter into cooperation agreements with provincial (including regional and municipal) sports lottery centers to assist in installing sports lottery terminals and provide relevant maintenance and operational services in accordance with local development plans for sports lottery business and requests of such provincial (including regional and municipal) sports lottery centers, in order to enhance the convenience of sports lottery ticket purchases, enlarge customer base and optimize user experience for lottery purchasers.

See “Item 4C. Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2017.

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

In June 2015, Tsinghua Unigroup International Co., Ltd. purchased 63,500 newly issued Class A ordinary shares of the Company for a total purchase price of approximately US$123.8 million in cash. The per share purchase price was US$1.95 (corresponding to US$19.50 per ADS).

Our principal executive offices are located at 12F, West Side, Block B, Building No.7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen, 518115, People’s Republic of China. Our telephone number at this address is +(86) 755 88352500 and our fax number is +(86) 755 83796070. Our registered office in the Cayman Islands is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our websites are www.500.com and www.500wan.com. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

Overview

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, we were a leading online sports lottery service provider in China. We acted as an aggregator and processor of lottery purchase orders from our registered user and offered a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to our users.

We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the MOF to provide online lottery sales services on behalf of China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China.

Through continued and significant investments in the past 17 years, we have built a prominent brand, 500wan, which means “five million” in Chinese and is the typical amount of top prizes of most lottery products in China. We believe our brand is known in the industry and by our users for its credibility and reliability.

Due to the voluntary suspension of our online sports lottery sales services and the uncertainty about when such services can be resumed, we continue to strive for diversification across our business lines. We currently offer several different lines of services, including (i) online gaming services through our newly acquired subsidiary, TMG; (ii) sports information services, lottery-related technologies, systems, solutions and information through our own platform and our investment in Loto Interactive; and (iii) financial technology services through our controlled subsidiary, Shenzhen Kaisheng.

Our Services

Our current and certain past service offerings are summarized as below:

Online Gaming Service

Licenses

In July 2017, we acquired a 93% equity interest in TMG. TMG holds licenses from Malta, the United Kingdom, Ireland and Curacao to operate online gaming sites. Through these licenses, TMG provides gaming services in close to 200 countries worldwide.

TMG is currently applying for a Romanian license.

Sweden is currently TMG’s top European market (generating approximately 60% of TMG’s total revenue in 2017). As of the date of this annual report, Sweden does not have license requirement. As a result, TMG is operating in Sweden under its Curacao license. Beginning January 1, 2019, TMG is required to obtain a Swedish license if it wishes to continue operating in Sweden. TMG plans to submit a Swedish license application in 2018.

Users

Headquartered in Malta, TMG serviced, in 2017, (i) approximately 5,000 monthly users in Germany, Austria and Malta (through its Malta remote gambling license) at multilotto.net; (ii) approximately 1,500 monthly users in the UK (through its UK remote operating license) at multilotto.co.uk; (iii) approximately 500 monthly users in Ireland (through its Irish remote bookmaker’s license) at multilotto.ie; and (iv) approximately 27,000 monthly users in close to 200 additional jurisdictions, including key markets in the Nordic countries, as well as other parts of Europe where online gaming is not prohibited, Africa, South America and North America (through its Curacao e-Gaming license) at Multilotto.com.

Services

TMG provides betting on the outcome services also known as Secondary Lottery Services and remote casino services to its users.

Through its Secondary Lottery Services, TMG offers users the ability to bet on the outcomes of some of the world’s largest lotteries (including Powerball, Mega Million and EuroMillions), and has a strong and balanced customer portfolio that has created a solid foundation for its expansion across Europe. In 2017, TMG’s Secondary Lottery Services generated (based on gross gaming revenue): (i) approximately 31,000 euros per month, under the Malta remote gambling license; (ii) approximately 6,000 euros per month, under the UK remote operating license; (iii) approximately 3,000 euros per month, under the Irish remote bookmaker’s license; and (iv) approximately 740,000 euros per month under the Curacao e-Gaming license.

Through its remote casino services, TMG offers users several different casino services, including online slot machines and online table games. All online casino games are games of chance, and are provided and developed by third parties. Third party developers are responsible for obtaining approvals from government authorities for legality and chances of winning. In 2017, TMG’s remote casino services generated (based on gross gaming revenue): (i) approximately 67,000 euros per month, under the Malta remote gambling license; (ii) approximately 41,000 euros per month, under the UK remote operating license; (iii) approximately 4,000 euros per month, under the Irish remote bookmaker’s license; and (iv) approximately 620,000 euros per month under the Curacao e-Gaming license.

Anti-Fraud Procedures

In order to combat e-commerce fraud, a common issue for remote gaming operators, TMG has implemented a stringent set of anti-fraud procedures through technical and procedural controls. Specifically, to ensure only players within the jurisdictions where TMG operates can participate in the lottery and casino services, identification information (including full name, date of birth, address, e-mail address and mobile number) is required upon registration. Registrations from IP addresses outside of the licensed jurisdictions are blocked. Players under 18 years of age are not permitted to open accounts. If the player’s IP address does not match the state and country in which the player resides, the player’s account is locked out.

Whenever a player reaches the threshold of 2000 euros in cumulative deposits, he/she will be subject to TMG’s Know Your Customer, or KYC, procedure. This can also be done prior to a player reaching such threshold, at the discretion of TMG’s fraud team. At such point, the player will be required to provide personal identity information including a photograph, proof of address (bank statement less than three months old, utility bill, or tax card/return), proof of account funding (copy of credit card, credit card statement, or bank statement). In addition, in cases of suspected fraud, the user is required to provide a photograph in which both the user’s face and identity card are legible.

In comparison to competitors, TMG’s wagering limits are set relatively low, making it impractical for money launderers to join the gaming service. All withdrawal requests are initially checked, and all withdrawal requests are monitored in order to detect suspicious transactions (based on any suspected fraudulent background).

In addition, all transactions/customer accounts are checked by TMG’s Fraud and Payments team prior to the player’s first withdrawal. This includes checks for multiple accounts, individuals which may have been blacklisted by any relevant organization or company, transaction and betting behavior, handled amounts, deposit/withdrawal methods and any other factors that may lead to any suspicious activity based on the experience of TMG’s risk management team. If no such issues are encountered, the finding will be forwarded to the accounting department for a final review before payout. This process is generally completed within one working day.

In any cases where TMG encounters and verifies that any form of anti-money laundering is taking place or being attempted, such activity will be reported to the relevant gaming authorities, as required.

No cash deposits or cash withdrawals are permitted. Deposits and withdrawals can only be made through electronic payment methods and through banking/financial institutions

Sports Lottery Ticket Sales

In March 2018, we entered into a framework agreement with the China Sports Lottery Administration Center, or the Sports Lottery Center, pursuant to which we will cooperate with the Sports Lottery Center to develop physical channels to sell sports lottery tickets. The Sports Lottery Center is the sports lottery issuance agency established by the General Administration of Sports in accordance with relevant laws, and it is the government authority in the PRC in charge of the issuance and organizing sales of sports lottery products in China.

The term of the framework agreement is three years, with an option to extend the agreement for an additional three years. We understand that, as of the date of this annual report, the Sports Lottery Center does not have any similar agreements with any other entity.

Under the framework agreement, we are responsible for negotiating, and entering into, cooperation agreements with provincial (including regional and municipal) sports lottery centers to install sports lottery terminals and provide relevant maintenance and operational services in accordance with local development plans.

We plan to work with the Sports Lottery Center to explore new physical sales channels and establish terminals in areas that existing and/or traditional lottery centers are not located. This may include establishing terminals in convenience stores, restaurants, bars, movie theaters, and other physical locations (particularly areas with high real estate costs) without access to lottery services at this time. Through the installation of terminals, we aim to provide users with physical access to sports lottery services 24 hours per day.

The installation of the sports lottery terminals aims to enhance the convenience of sports lottery ticket purchases, enlarge our customer base and optimize the user experience for lottery purchasers. In addition, we plan to develop a related mobile application, further simplifying the purchasing process for its existing users.

As of March 31, 2018, we have not entered into any cooperation agreements with any provincial (including regional and municipal) sports lottery centers.

Sports Information Services

Following our acquisition of Shenzhen Caiyu, a provider of sports information services in China, in July 2016, we began to offer a comprehensive sports information portal via a designated mobile application, which covers (i) real time soccer match information; and (ii) data-driven soccer match predictions generated by our proprietary analysis engine. In addition, users can post free or pay-per-view contents such as proprietary observations and analyses on our sports information portal. Although we disposed of Caiyu in November 2017, we continue to provide this information through our own service offerings named “Cai Xun Hao”.

In November 2016, we added a pay-service, which offers our users the ability to connect with independent sports experts to obtain more detailed information on specific sporting matches. In connection with the pay-service, revenues are split equally between us and the experts.

In addition, we hold a 40.65% equity interest in Loto Interactive, which is principally engaged in the provision of lottery-related technologies, systems and solutions to two state-run lottery operators in China, namely the China Welfare Lottery Issuance Centre and the Sports Lottery. Loto Interactive is a distributor of high quality, versatile lottery terminals and parts for the Sports Lottery Center. Loto Interactive provides game upgrading technology and system maintenance service for the rapid-draw game “Shi Shi Cai” in Chongqing Municipality. We accounted for the purchase as an equity method investment.

Revenues provided by sports information and data services during the consolidating period of 2017 were RMB13.2 million (US$2.0 million).

Financial Technology

With the increasing demand for more diversified financial and investment instruments in China, the precious metals trading market has expended very quickly over the past few years. We entered the precious metals trading industry, leveraging our existing customer base to build an online gold trading platform.

Through our holding of a 51% interest in Shenzhen Kaisheng we have developed a platform to provide our customers with reliable online spot commodity trading for gold trade and delay products across PC and mobile devices. Beginning in 2017, we began to generate a small amount of revenue from trading commissions on the online spot commodity trading executed on our websites and mobile applications. Shenzhen Kaisheng processed its customer orders through a commercial bank, which is a member of Shanghai Gold Exchange in the past, and is in the process of forming a joint venture with another member of such exchange in the second quarter of 2018 to process its customer orders.

Sports Lottery Sales Services in China

We previously provided registered users with certain sports lottery sales services, which have been suspended since April 2015:

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

Mobile Gaming

When we owned a 51% interest in Qufan between the fourth quarter of 2016 and the first quarter of 2018, we offered two mobile games, namely Night of Texas Hold’em Poker and Paiyou for Texas Hold’em Poker. Both games are based on the real-world counterpart that dates back to the early 1900s.

The Night of Texas Hold’em Poker. Our Night of Texas Hold’em is open for all the registered users. Two to nine players can compete with each other in a virtual public poker room to win the virtual tokens contributed by all the playing parties.

Paiyou for Texas Hold’em Poker. Our Paiyou for Texas Hold’em is designed for friends and acquaintances. Registered users can open a virtual private poker room and invite friends and acquaintances to participate in the poker games. In additional to the traditional Texas Hold’em poker game, our Paiyou for Texas Hold’em is equipped with a number of appealing creative features such as poker room customization, social sharing and analytic tools.

Revenues generated from these games in 2017 were RMB59.5 million (US$9.1 million). As a result of our decision to dispose of Qufan, we will no longer be generating revenues from these games (effective February 9, 2018). Our revenue in 2018 may be significantly less than that of 2017.

Independent of Qufan, we offered a mobile game in 2017 called Quiz. In the game, users aim to win virtual tokens, which can be used in a subsequent draw to win certain prizes (including iPhones and iPads). We ceased operations on Quiz in the first quarter of 2018.

Revenues provided by Quiz in 2017 were RMB8.9 million (US$1.4 million).

Payment Processing and Complementary Services

When we owned the 63.0% equity interest in Sumpay.cn and its wholly owned subsidiaries between December 2015 and March 2016, we provided certain online payment services and prepaid card services in the PRC.

Our Revenue Model

Online Gaming Service

We generate revenue from online gaming services through our users’ gaming losses.

Revenues from our online gaming services are determined by calculating (i) the aggregate net difference between our users’ real money gaming wins and real money gaming losses plus (ii) the aggregate net difference between our users’ “bonus” gaming bets (relating to promotions and loyalty programs) and “bonus” gaming wins.

Funds deposited by customers in advance are recognized as a liability before gaming play occurs.

Sports Lottery Ticket Sales

As of the date of this annual report, we have not entered into any cooperation agreements with any provincial (including regional and municipal) sports lottery centers. As such, there is no clear indication in respect of the revenue model for our sports lottery ticket sales as of the date of this annual report.

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

In 2017, we added a pay-service, which offers our users the ability to connect with independent sports experts to obtain more detailed information on specific sporting matches. In connection with the pay-service, revenues are split equally between us and the experts.

Financial Technology

Through our interest in Shenzhen Kaisheng, we generate revenue from financial technology services through trading commissions on each online spot commodity trade executed on our websites and mobile applications.

Sports Lottery Sales Services in China

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, most of our net revenues came from service fees paid to us by provincial lottery administration centers for purchase orders of national and provincial lottery products we direct to them.

We have entered into service agreements with a number of provincial lottery administration centers. Pursuant to these service agreements, each provincial lottery administration center generally pays us a fixed percentage of the total purchase amount received from us as a service fee.

Aside from our operating websites, namely, www.500wan.com and www.500.com, we also offered our services in a number of other service channels. We provided content to third-party websites that offer lottery information services to their users prior to the voluntary suspension of our online sports lottery sales services in April 2015. Such third-party websites offer their users an option to submit lottery purchase order through us by redirecting such users to our websites. We paid the third-party websites a pre-determined fixed percentage of the total purchase amount provided by such redirected orders with third-party websites pursuant to agreed-upon allocations ratios.

The residual amount of lottery pool purchases we contributed was recognized as a reduction of revenue. We would distribute the prize money to the pool participants based on the predetermined payout ratio if the lottery pool wins a prize, and the residual amount after distribution is received by us and recorded as other operating income.

Mobile Gaming Services

For these services, we generated all of our revenue from the sales of in-game virtual items, including virtual tokens and other virtual items, to our paying players. We offered a limited amount of free virtual tokens to our players to allow them to enter and play our games. Players may purchase and earn virtual tokens and other virtual items that can only be used in our games, cannot be cashed out and have no monetary value outside our games. Our mobile gaming revenue may be significantly reduced in 2018 as a result of our decision to dispose of Qufan in early 2018.

User Support Operations

Our support team is divided into two groups: (i) customer service department; and (ii) online security (Fraud & Payments).

The customer service department receives a significant number of incoming emails and aims to identify and assess customers’ needs to achieve satisfaction, as well as build sustainable relationships and trust with customer accounts through open and interactive communication. The customer service department strives to provide accurate information, appropriate solutions and suitable alternatives within the applicable time constraints. In addition, the customer service department performs Know Your Customer checks regularly and applies enhanced due diligence accordingly.

The Fraud & Payments team processes and monitors all customers withdrawals in accordance with the procedures we have established and reviews player accounts and financial activity to minimize risk. In addition, they perform investigations and report suspicious customer account activity to our Money Laundering Reporting Officer. The Fraud & Payments team also assists customer service in handling user inquiries relating to payments, disputes and complaints filed with alternative dispute resolution centers.

Sales, Marketing and Branding

We were among the first companies to offer online lottery services in China and have built a strong brand name and reputation.

Our approach to marketing and sales incorporates all available online marketing activities, utilizing both in-house and externally available resources. Apart from online marketing, we also pursue traditional advertising opportunities in offline marketing, while ensuring the use of a range of promotional messages across different channels.

Our marketing activities are aimed at targeting a specific audience in the local markets where such promotional messages are time sensitive, seasonal, on-going and live.

We place great importance on the reputation of our brand, and are focused on increasing brand visibility steadily in other markets (including, but not limited to, Germany, Austria and Romania).

Competition

Competition is very strong in our industry.

The lottery segment of our business is extremely competitive. Our main competitors include TheLotter, LottoLand and 25Lotto.

In the online and live casino segment of our business, our main competitors include Betsson, LeoVegas, Casumo and Mr. Green.

Product Development

We had a technology and product development team of 190 employees as of December 31, 2017, representing 46.6% of our total number of employees. The members of the core development team all have previous experience in major Chinese Internet enterprises, some of whom are the first generation Internet professionals in China. We are dedicated to expanding our product development team and to attracting highly experienced professionals. We provide our team members with frequent and up-to-date training to ensure that they are fully updated on industry trends and developments, and are capable of and efficient in handling any technical challenges we might face in our operations. Our current focus is on the development of new functions and improvement of existing technologies in a number of crucial areas, such as sever capacity, user interface, client-side software, mobile site and mobile client-side software, infrastructure optimization and user data mining. The product development department has subgroups that focus on various areas of research and development, such as product design, user interface design, product operation and product support. The product design group focuses on enhancing existing services and researching and developing new lottery services. The product operation and support groups are dedicated to building a safe, stable and highly efficient operating environment to handle our high volume of user traffic and data transmission. As a result, we operate an online lottery service platform that is stable, secure and fast. We plan to develop and improve our systems and technologies, and co-develop new lottery products in cooperation with lottery administration centers, which we believe will help to distinguish us from our competitors.

Legal and Administrative Proceedings

On September 12, 2016, we entered into a settlement agreement with certain plaintiffs who brought a stockholder class action lawsuit in the U.S. District Court for the Central District of California, shareholders’ litigation in February 2015. In 2016, we paid US$1.5 million for the settlement, and the remaining US$1.0 million was covered by the insurance company.

Regulation of Our Industry

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

As regulations on our industry are developing and evolving in China and in Europe, authorities may adopt from time to time new laws and regulations that will address new issues or require us to obtain licenses and permits in addition to those that we currently have. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online lottery services industry. See “Item 3D. Risk Factors—Risks Related to Our Business and Industry—The rules and regulations on our industry are relatively new and interpretations and implementation thereof have changed substantially on a number of occasions, and their further interpretations and implementation involve uncertainty.”

We maintain policies and procedures to ensure that orders for lottery products from IP addresses from the United States will not be accepted through our websites. Accordingly, we do not believe our operations are subject to the regulatory authority of the United States.

Regulations on Online Gaming in Europe

Through TMG, we hold licenses to operate online gaming sites from Curacao, Malta, the United Kingdom and Ireland, and are required to renew them periodically. Some European jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while other jurisdictions have taken the position that online gaming is legal and have adopted or are in the process of considering legislation to regulate online gaming.

Sweden represents our top European market (generating approximately 60% of TMG’s total revenue in 2017), but does not currently have a license requirement. We are operating in Sweden under the Curacao license. The Swedish government submitted a legislative proposal to the European Commission in late 2017, and by making this legislative proposal, the legislation entered a three-month period of standstill that ended on March 31, 2018, during which European Union authorities reviewed the proposal. It was recently reported that the Swedish government will begin accepting license applications from interested operators in mid-2018, and the new regulatory framework is expected to take effect on January 1, 2019.

While certain European countries are adopting a regulated online gaming approach, there are some opposing views. Some countries, where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Any decision of the European Court of Justice or legislation promulgated by the European Commission that effectively prohibits online gaming in European Union member states could have a severe material adverse effect on our business, revenues, operating results and financial condition.

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

We were one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. To the best of our knowledge, the approval by the MOF for us to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this annual report.

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

Currently, E-Sun Sky Network holds a value-added telecommunication business operating license issued by MIIT, which is effective until September 5, 2022, for providing Internet information services. We intend to renew this license upon its expiration.

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

We conduct our businesses in China primarily through contractual arrangements among our company 500.com Limited, E-Sun Sky Computer and Qufan Information Technology, our consolidated affiliated entities and their respective shareholders. There is no explicit provision under the Guidance Catalogue, the FITE Regulations or the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunication Business, which classifies the contractual arrangements between our PRC subsidiary and each of our consolidated affiliated entities, including, among others, the Equity Interests Pledge Agreements, either by each agreement itself or taken as a whole, as a transaction that is subject to the approval of relevant government authorities. E-Sun Sky Network currently holds a regional VAS business operating license.

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

Moreover, non-resident individual investors may be required to pay PRC individual income tax at a rate of 20% on dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such dividends or gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IIT Law, a “non-resident individual” refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, taxable income is the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC “resident enterprise” and the relevant competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares to be income derived from sources within the PRC, such gains earned by non-resident individuals may also be subject to PRC withholding tax at a rate of 20%. Furthermore, according to the IIT Law and its implementation rules, a “resident individual” refers to an individual who, by reason of his or her permanent residence, family or economic interests, habitually resides in the territory of China or who has no domicile but has stayed in the territory of China for one year or longer. A PRC resident individual shall file tax returns with the competent tax authority for the income he or she receives from outside the territory of China.

Such income includes, among others, gains realized from transfer of securities, which shall be subject to a tax rate of 20%.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; (ii) a 10% withholding tax may be imposed on dividends we pay to our shareholders who are nonresident enterprises and gains derived by them from transferring our shares or ADSs, if such income is considered as PRC-sourced income by relevant PRC authorities; and (iii) a potential 20% withholding tax may be imposed on dividends we pay to our shareholders who are non-resident individuals and gains derived by them from transferring our shares or ADSs, if such income is considered as PRC-sourced income by relevant PRC authorities.

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

Since November 2012, a 6% VAT, which replaced the original 5% business tax in Shenzhen as a result of the PRC government’s pilot VAT reform program, applies to certain services provided by E-Sun Sky Computer and E-Sun Sky Network. Since June 2014, a 6% VAT applies to all services provided by VIEs, except for Lhasa Yicai, Guangyi Network, Shenzhen Yicai, Shenzhen Fenggu, 500Fu, Youlanguang Technology, E-Sun Network, Baifengrun Technology, Daguoxiaoxian and Shenzhen Caiyu, which are subject to a 3% VAT.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report.

59

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

As a result of the acquisition of Qufan Cayman, Qufan Information technology entered into an identical set of control agreements arrangements with Shenzhen Qufan.

We have been relying and expect to continue to rely on our consolidated affiliated entities to operate our online lottery service business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. We revised our contractual arrangements with the consolidated affiliated entities and their respective shareholders on June 1, 2011, and amended our contractual arrangements on May 2, 2013, supplemented on December 28, 2013, further amended on November 18, 2015, and further supplemented on January 10, 2017 and further amended on July 3, 2017, respectively. These contractual arrangements continue to enable us to:

•	exercise effective control over E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan;

•	receive substantially all of the economic benefits and assume substantially all the losses of E-Sun Network, E-Sun Sky Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan in consideration for the services provided by our PRC subsidiary;

•	have an exclusive option to purchase all of the equity interest in E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan to the extent permitted under PRC law; and

•	provide appropriate funds to the consolidated affiliated entities through the respective shareholders of consolidated affiliated entities for major losses resulting from their business and operations if any are incurred.

Accordingly, under U.S. GAAP, we consolidate E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology, E-Sun Sky Network, 500Fu, Lhasa Yicai, Shenzhen Yicai, Shenzhen Fenggu, Baifengrun Technology, Shenzhen Kaisheng, Shenzhen Qufan, Beijing Daguoxiaoxian and Shenzhen Caiyu, as our “subsidiaries of variable interest entities” in our consolidated financial statements. We also consolidate Sumpay.cn, Shangmeng Services, and Hangzhou Laiqi before its disposal in May 2016.

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

Agreements that Provide Us with Effective Control

Exclusive Option Agreement. The exclusive option agreements are entered into by E-Sun Sky Computer and each of E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan, respectively, and each of their respective shareholders. Pursuant to these exclusive option agreements, the shareholders irrevocably granted E-Sun Sky Computer and Qufan Information Technology or their designated representative exclusive options to purchase, to the extent permitted under PRC law, all or part of their equity interest in the consolidated affiliated entities. E-Sun Sky Computer and Qufan Information Technology or their designated representative have sole discretion as to when to exercise these options, whether in part or in full. These agreements are for terms of 10 years and are renewable at the discretion of E-Sun Sky Computer.

In November 2012, E-Sun Sky Computer, the consolidated affiliated entities (excluding E-Sun Sky Network) and each of their respective shareholders entered into certain supplementary agreements to exclusive option agreements; In January 2017, Qufan Information Technology, the consolidated affiliated entity and its shareholder entered into certain supplementary agreements to exclusive option agreements; pursuant to which the shareholders shall, in the manner permitted by PRC laws, transfer all the capital and assets (including but not limited to dividends, bonuses or any other rights and interests) they gain from the consolidated affiliated entities to E-Sun Sky Computer unconditionally per its request.

Equity Interests Pledge Agreements. The equity interests pledge agreements are entered into by E-Sun Sky Computer and each of E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology, also by Qufan Information Technology and Shenzhen Qufan, respectively and each of their respective shareholders. Pursuant to these equity interests pledge agreements, the shareholders have pledged their respective equity interests in the relevant consolidated affiliated entity to E-Sun Sky Computer and Qufan Information Technology to secure the obligations of such consolidated affiliated entity under its exclusive business cooperation agreement with E-Sun Sky Computer and Qufan Information Technology. In addition, except for the performance of the exclusive option agreement executed by them, the shareholders have agreed not to transfer, place or permit the existence of any security interest or other encumbrance on their respective equity interest, without the prior written consent of E-Sun Sky Computer.

Shareholder’s Voting Power Assignment Agreements. Each shareholder of E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan executed an irrevocable power of attorney appointing E-Sun Sky Computer and Qufan Information Technology as his or her representative to attend shareholders’ meetings of the consolidated affiliated entities and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in the consolidated affiliated entities on June 1, 2011 and May 2, 2013 and January 10, 2017 respectively. Such irrevocable power of attorney was terminated by the shareholder’s voting power assignment agreements entered into among 500.com Limited, E-Sun Sky Computer, Qufan Information Technology and the nominee shareholders of the consolidated affiliated entities on December 28, 2013 and January 10, 2017. Pursuant to these shareholder’s voting power assignment agreements, the nominee shareholders of each consolidated affiliated entity assigned the rights to vote on all of the matters in each consolidated affiliated entity that require shareholders’ approval at the consolidated affiliated entities’ shareholders’ meetings to persons or entities designated by 500.com Limited as permitted by applicable laws. Unless terminated by 500.com limited or otherwise required by applicable laws, such shareholder’s voting power assignment agreements will remain valid and irrevocable from the date of their execution, so long as each shareholder remains the shareholder of the respective consolidated affiliated entities.

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

On January 10, 2017, as a result of the acquisition of Qufan Cayman, we entered into similar contractual arrangements with Shenzhen Qufan through Qufan Information Technology, which obligates Qufan Information Technology to absorb a majority of the expected losses from the activities of Shenzhen Qufan’s activities, and entitles Qufan Information Technology to receive a majority of residual returns from Shenzhen Qufan. In February 2018, we disposed of Qufan due to a change in business strategy.

We have been advised by our PRC legal counsel, Grandall Law Firm, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our consolidated affiliated entities) complies with all applicable PRC laws, rules and regulations, and does not violate any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of PRC laws, rules and regulations that are relevant to our business operations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised us that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements may become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Item 3D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in the Internet and the lottery business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3D. Risk Factors—The 2006 M&A Rules establish complex procedures for some acquisitions of Chinese Companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China”.

D.	Property, Plant and Equipment

Our principal executive offices are located at 12F, West Side, Block B, Building No.7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen, China and occupy a total of 9,659 square meters. We also have representative offices in Beijing, Hong Kong, Japan and the United States of America. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has valid title to the property or has proper authorization from the title owner to sublease the property.

In September 2016, we entered into a lease agreement with Shenzhen Harbor Technology Development Co., Ltd., to lease offices of 9,659 square meters in Nanshan District, Shenzhen, with a total expenditure of RMB1.3 million (US$0.2 million) per month. We expect the rental expense to increase 5% annually. We also expected the total leasehold improvement expenses to be RMB80.0 million (US$12.3 million), and we have paid RMB75.0 million (US$11.5 million) as of the annual report.

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

Overview

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, we were a leading online sports lottery service provider in China. We have not generated any revenue from sports lottery sales since this suspension, and our financial results are materially and adversely impacted during the suspension period. Net revenues provided by the sports lottery sales were RMB98.8 million, nil and nil for 2015, 2016 and 2017, respectively.

We currently offer several different lines of services, including online gaming services in Europe and through our own platform of mobile gaming services, sports information services and online spot commodity trading services in the PRC, and our investment in Loto Interactive (formerly known as MelcoLot Limited), which is principally engaged in the business of lottery-related technologies, systems, solutions and information services.

We began to generate revenues from online gaming services in Europe in July 2017 after we acquired a 93% equity interest in TMG, which holds licenses from Curacao, Malta, the United Kingdom and Ireland to operate online gaming sites. We generated revenues of RMB49.4 million (US$7.6 million) from the provision of these services in 2017.

We generated revenues from sports information services through Shenzhen Caiyu and our own service offerings named “Cai Xun Hao”, which accounted for RMB1.8 million and RMB13.2 million (US$2.0 million) in 2016 and 2017, respectively.

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, we were a leading online sports lottery service provider in China. We have not generated any revenue from sports lottery sales since this suspension, and our financial results are materially and adversely impacted during the suspension period. Net revenues provided by the sports lottery sales were RMB98.8 million, nil and nil for 2015, 2016 and 2017, respectively.

Between the fourth quarter of 2015 and the second quarter of 2016, we also generated revenues from the payment processing and complementary services provided by Sumpay.cn, which we disposed of in May 2016. Net revenues generated from these services were RMB0.7 million and RMB3.5 million in 2015 and 2016, respectively.

Between the fourth quarter of 2016 and the first quarter of 2018, we generated revenues from mobile gaming services through Qufan. We acquired 51% equity interest of Qufan in November 2016 and disposed of in February 2018. Net revenues generated from these services accounted for RMB5.7 million and RMB59.5 million (US$9.1 million) in 2016 and 2017, respectively. Also, we generated revenues from the mobile gaming services through Guangtiandi Technology, which accounted for nil and RMB8.9 million (US$1.4 million) in 2016 and 2017, respectively.

We generated RMB0.4 million (US$0.1 million) in 2017 from trading commissions on the online spot commodity trading executed on our websites and mobile applications through Shenzhen Kaisheng.

Our net revenues were RMB99.6 million, RMB10.9 million and RMB131.3 million (US$20.2 million) in 2015, 2016 and 2017, respectively, representing a decrease of 89.1% from 2015 to 2016 and an increase of 1,104.6% from 2016 to 2017, respectively. Our service fees generated from sports lottery sales services accounted for 99.2%, nil and nil of our total net revenues in 2015, 2016 and 2017, respectively. The decrease from 2015 to 2016 was attributable to the voluntary suspension of our online sports lottery sales services starting from April 4, 2015, which is still in effect.

Net loss attributable to 500.com Limited were RMB323.9 million in 2015, RMB203.0 million in 2016 and RMB317.1 million (US$48.7 million) in 2017, representing a decrease of 37.3% from 2015 to 2016, and an increase of 56.2% from 2016 to 2017, respectively. Net loss attributable to 500.com Limited in 2015, 2016 and 2017 were adversely impacted by share-based compensation expenses of RMB158.6 million, RMB163.3 million and RMB91.1 million (US$14.0 million), respectively. Aside from the material adverse impact of our voluntary suspension of sports lottery sales starting from April 2015, our net loss in 2015 was adversely impacted by deferred tax expenses relating to valuation allowance in our consolidated affiliated entities of RMB40.1 million, our net loss in 2017 was adversely impacted by a donation of RMB30.0 million (US$4.6 million) made to a charitable organization and an impairment provision of RMB28.8 million (US$4.4 million) provided for long-term investment.

Description of Key Statement of Operations Items

Net revenues

In 2015, 2016 and 2017, we generated revenues from the following lines of businesses:

(i) Online gaming services in Europe and beyond, through TMG, a 93% equity interest of which was acquired by us in July 2017;

(ii) Sports information services mainly through Shenzhen Caiyu, which we disposed of in November 2017, and through our own service offerings “Cai Xun Hao”.

(iii) Online sports lottery sales services, suspended in April 2015, through which we derived substantially all of our net revenues from service fees paid to us by the provincial lottery administration centers for orders we direct to such centers. As a result of the suspension, we did not generate any revenue from online sports lottery sales services in 2016 or 2017;

(iv) Payment processing and complementary services through our investment in Sumpay, between the fourth quarter of 2015 and the second quarter of 2016;

(v) Mobile gaming service between the fourth quarter of 2016 and the first quarter of 2018 through Qufan and Guangtiandi Technology; and

(vi) Financial technology services through our investment in Shenzzhen Kaishen.

Our net revenues were RMB99.6 million, RMB10.9 million and RMB131.3 million (US$20.2 million) in 2015, 2016 and 2017, respectively, representing a decrease of 89.1% from 2015 to 2016 and an increase of 1,104.6% from 2016 to 2017, respectively. The table below sets forth our net revenues in aggregate and derived from services specified therein for the periods indicated:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Online sports lottery sales:
Provincial lottery administration centers	103,727	—	—	—
Third party aggregators	9,193	—	—	—
Online sports lottery sales services	112,920	—	—	—
Payment processing and other services	707	3,459	—	—
Online gaming services in Europe and beyond	—	—	49,370	7,588
Mobile gaming	—	5,677	68,371	10,508
Sports information services	—	1,792	13,229	2,033
Financial technology services	—	—	353	55
Total revenues	113,627	10,928	131,323	20,184
Deductibles(1)	(14,075)	—	—	—
Net revenues	99,552	10,928	131,323	20,184

Service fees provided by sports lottery products accounted for 99.2%, nil and nil of total service fees provided by lottery products in 2015, 2016 and 2017, respectively.

(1)	The table below sets forth the breakdowns of the deductibles for the periods indicated:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Residual payments to complete lottery pool purchases	3,232	—	—	—
Super VIP incentive	4,046	—	—	—
Promotional incentives granted to users	6,797	—	—	—
Total	14,075	—	—	—

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

	Year ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sports match lottery	103,626	91.8	—	—	—	—	—
Lotto*	3,320	2.9	—	—	—	—	—
High frequency lottery	5,974	5.3	—	—	—	—	—
Total online sports lottery sales service fees	112,920	100	—	—	—	—	—
Deductibles	(14,075)		—		—	—
Net revenues	98,845		—		—	—

*	excluding high frequency lottery

The table below sets forth our operating expenses for the periods indicated:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Operating Expenses:
Cost of services	24,355	14,141	53,096	8,161
Sales and marketing	87,022	44,921	76,977	11,831
General and administrative	232,244	247,688	257,079	39,512
Service development expenses	63,296	71,595	68,341	10,504
Total operating expenses	406,917	378,345	455,493	70,008

Our operating expenses consist primarily of cost of services, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of Services

Our cost of services is directly related to the services we provide, and fluctuates in line with our revenues.

Our cost of services primarily consists of:

•	business tax, which consists of business taxes, surcharges and cultural development fees that are levied on our online lottery services, was RMB0.6 million, nil and nil in 2015, 2016 and 2017, respectively;

•	account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors, were RMB7.0 million, RMB0.7 million and RMB3.7 million (US$0.6 million) in 2015, 2016 and 2017, respectively;

•	salary and benefit expenses for our lottery ticket processing staff were RMB3.9 million, RMB0.5 million and nil in 2015, 2016 and 2017, respectively;

•	server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services, were RMB7.6 million, RMB8.3 million and RMB9.2 million (US$1.4 million) in 2015, 2016 and 2017, respectively;

•	share-based compensation expenses, which were RMB3.1 million, RMB3.0 million and nil in 2015, 2016 and 2017, respectively;

•	lottery insurance expenses, which consist of insurance premiums charged by insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries after the acquisition of TMG in July 2017, were RMB7.0 million (US$1.1 million) in 2017;

•	platform fees, which consist of fees payable to online gaming software suppliers for providing various online casino games on TMG’s websites and apps after the acquisition of TMG in July 2017, were RMB5.9 million (US$0.9 million) in 2017;

•	regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue & Customs, Malta Gaming Authority and Certria EOOD after the acquisition of TMG in July 2017, were RMB0.6 million (US$0.1 million) in 2017; and

•	amortization fees, which consist primarily of amortization of intangible assets arising from business combination, were RMB1.2 million and RMB26.1 million (US$4.0 million) in 2016 and 2017, respectively.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of:

•	commissions to third-party Internet companies, which are service fees we pay to third-party Internet companies for purchase orders placed on our websites by users redirected from their websites. The amount of such commissions paid to third-party Internet companies for each redirected order depends on an agreed-upon allocation ratio. The commissions to third-party Internet companies were RMB7.7 million, nil and RMB5.2 million (US$0.8 million) in 2015, 2016 and 2017, respectively;

•	salary and benefit expenses for sales and marketing staff, which were RMB15.4 million, RMB18.0 million and RMB17.1 million (US$2.6 million) in 2015, 2016 and 2017, respectively;

•	advertising expenses, which consist primarily of expenses associated with advertisements we placed on TV channels and other media, were RMB26.2 million, RMB0.3 million and RMB1.0 million (US$0.2 million) in 2015, 2016 and 2017, respectively;

•	promotional and marketing expenses, which primarily consist of expenses associated with various promotional events, were RMB18.3 million, RMB8.8 million and RMB41.9 million (US$6.4 million) in 2015, 2016 and 2017, respectively; and

•	share-based compensation expenses, which were RMB13.8 million, RMB14.0 million and RMB9.2 million (US$1.4 million) in 2015, 2016 and 2017, respectively.

General and administrative expenses

Our general and administrative expenses consist primarily of:

•	salary and benefit expenses for our management and general administrative staff, which were RMB34.0 million, RMB44.6 million and RMB58.8 million (US$9.0 million) in 2015, 2016 and 2017, respectively;

•	office expenses, which consist primarily of office rental and other office administrative expenses, were RMB13.8 million, RMB18.8 million and RMB31.9 million (US$4.9 million) in 2015, 2016 and 2017, respectively;

•	travel, communication and other business expenses, which consist primarily of expenses associated with business travels, were RMB13.3 million, RMB13.0 million and RMB12.9 million (US$2.0 million) in 2015, 2016 and 2017, respectively;

•	third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals, were RMB15.2 million, RMB27.1 million and RMB42.3 million (US$6.5 million) in 2015, 2016 and 2017, respectively;

•	share-based compensation expenses, which were RMB119.0 million, RMB121.4 million and RMB65.5 million (US$10.1 million) in 2015, 2016 and 2017, respectively; and

•	impairment provision provided for long-term investment, which were nil, RMB3.4 million and RMB28.8 million (US$4.4 million) in 2015, 2016 and 2017, respectively.

Service development expenses

Our service development expenses consist primarily of:

•	salary and benefit expenses for our research and development staff, which were RMB31.3 million, RMB35.3 million and RMB41.7 million (US$6.4 million) in 2015, 2016 and 2017, respectively;

•	rental expenses, which were RMB3.3 million, RMB3.9 million and RMB4.2 million (US$0.6 million) in 2015, 2016 and 2017, respectively; and

•	share-based compensation expenses, which were RMB22.8 million, RMB25.0 million and RMB16.4 million (US$2.5 million) in 2015, 2016 and 2017, respectively.

Other Operating Income

Our other operating income consists primarily of pool purchase prize amounts to which we are entitled from pool purchase prize distributions with respect to residual payments we make to complete lottery pool purchases, and technical services fees received from third parties. Our other operating income was RMB6.9 million, RMB2.7 million and RMB1.2 million (US$0.2 million) in 2015, 2016 and 2017, respectively.

Government Grant

In 2015, 2016 and 2017, we obtained grants from Shenzhen local government in an aggregate amount of RMB2.0 million, RMB10.0 million and RMB6.8 million (US$1.0 million), respectively. We might obtain similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

Gain from disposal of a subsidiary

In connection with our disposal of Sumpay.cn, we recognized in 2016 a disposition gain of RMB136.9 million, after deduction of the net loss arising from Sumpay.cn, and amortization expenses relating to the online payment and other licenses during the consolidating period.

In connection with our disposal of Shenzhen Caiyu in November 2017, we recognized in 2017 a disposition gain of RMB5.5 million (US$0.8 million), after deduction of the net loss arising from Shenzhen Caiyu.

Taxation

Our group includes entities incorporated in various jurisdictions throughout the world including Cayman Islands, British Virgin Islands, United States, United Kingdom, Malta, Curacao, Cyprus, Australia, Hong Kong, Japan and People’s Republic of China. Most of these entities are either holding companies or non-operating entities. As a result, they are either not subject to any taxes in their respective local jurisdictions or did not generate any income for tax purposes.

The applicable taxation for our main operating entities is as follows:

Malta

Under the current laws, profits tax in Malta is generally assessed at the rate of 35% of taxable income. When a dividend is paid or declared to the holding company, the paying entity is entitled to claim 6/7ths of the profits tax paid as a refund, which may effectively reduce the income tax rate to 5%.

Curacao

Under the current laws, profits tax in Curacao is generally assessed at the rate of 2% of taxable income.

Cyprus

Round Spot Services Ltd is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as Round Spot Services Ltd had no assessable income for the year ended December 31, 2017.

Hong Kong

Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income.

People’s Republic of China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. However, Chinese tax authorities offer various tax incentives or holidays to high-tech and innovative companies like us and our controlled subsidiaries like E-Sun Sky Network, E-Sun Sky Computer, Guangtiandi Technology. Lhasa Yicai and Shenzhen Qufan have also been granted various tax incentives or holidays in past years.

In March 2017, Shenzhen Qufan obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2015 was the first year of EIT exemption for Shenzhen Qufan. Thus, Shenzhen Qufan was exempt from paying income tax in both 2015 and 2016 and was subject to the reduced income tax rate of 12.5% in 2017. The income tax savings as a result of this tax holiday for Shenzhen Qufan were RMB 4.4 million (US$0.7 million) and RMB 0.7 million for the years ended December 31, 2017 and 2016, respectively. Per share effect of the tax holiday for Shenzhen Qufan was RMB 0.01 and RMB 0.002 for the years ended December 31, 2017 and 2016, respectively.

As of December 31, 2017, we have also recognized a total amount of RMB24.3 million (US$3.7 million) as an accrual for uncertain tax positions and associated interest and penalties related to certain unrecognized tax benefits.

During the years ended December 31, 2015, 2016 and 2017, the Group recognized approximately RMB4,534, RMB4,932 and RMB5,098 (US$784) in interest on these unrecognized tax benefits and reversed approximately RMB614, RMB1,827 and RMB7,667 (US$1,178) in interest. The Group had accrued approximately RMB6,884, RMB9,989 and RMB7,420 (US$1,140) for the interest on these uncertain tax positions as of December 31, 2015, 2016 and 2017, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Group’s tax filings. As of December 31, 2017, the PRC subsidiaries’ 2014 to 2017 tax returns remain open to examination.

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

Revenue Recognition

The Group’s revenues were derived principally from online lottery purchase services before voluntary suspension of this service in April 2015. During the voluntary suspension period, the Group diversified its revenue streams derived from mobile gaming services, online gaming services and sports information services. Revenue is recognized in accordance with ASC 605, “Revenue Recognition” when all of the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured, and with ASC 606, “Revenue from Contracts with Customers” when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied.

The Company will apply the new revenue standard beginning January 1, 2018, and plans to adopt a modified retrospective approach upon adoption. The Group has set up an implementation schedule and is currently in the process of analyzing each of the Group’s revenue streams in accordance with the new revenue standard to determine the impact on the Group’s consolidated financial statements. Specifically, we recognize revenues based on the following revenue recognition principles:

Online lottery purchase services

The Group earns service income for online lottery purchase services and revenues are provided by processing lottery purchase orders from end users (“Service Fee”). The Group receives purchase orders from end users through its online platforms, which include website and mobile applications, and processes the orders with the lottery administration centers. Service Fee is received from the lottery administration centers based on the pre-determined service fee rate and the total amount of the processed orders. Pursuant to ASC 605-45, “Principal Agent Considerations”, the Group records Service Fee on a net basis because the Group is not the primary obligor in the arrangement, but acts as an agent in providing such purchase services. The Group did not generate any revenue from this service since April 2015 when the Group voluntarily suspended the online lottery purchase services due to the change of related government regulation in the PRC. It is uncertain when the services will be resumed.

Contingent service fee

The Group was also entitled to receive additional Service Fee from lottery administration centers when the total amounts of purchase orders reach an agreed threshold (“Contingent Service Fee”). As the Group is the agent in providing lottery purchase services, any Contingent Service Fee received is recorded as net revenue when the agreed thresholds are reached. Once the Group reaches the agreed thresholds, the Contingent Service Fee is then fixed and not subject to any adjustments. As a result of the voluntarily suspension of the online lottery purchase services mentioned above, the Group did not generate any revenue from this source either since April 2015, and it is uncertain when we will be able to generate this fee again in the future.

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

Mobile Gaming Services

The Group provides mobile gaming services through its designated mobile applications Quiz, Night of Texas Hold’em Poker and Paiyou for Texas Hold’em Poker, and derives revenues from in-game virtual tokens and other virtual items in its game development operations. Once the users purchase virtual tokens or other virtual items through the Group’s own charging system, the Group has an implied obligation to provide the services which enable the virtual tokens or other virtual items to be displayed or used in the games. Thus, the Group initially records the proceeds received from the sales of virtual tokens and other virtual items as deferred revenue, and once they are consumed when the services are rendered to the respective paying players, the Group recognizes the attributable portion of the deferred revenue as revenue. For consumable virtual items representing items that are extinguished after consumption in the form of fixed charges levied on each round of games played, the Group recognizes revenue when the items are consumed and the related services are rendered, since the paying players will not continue to benefit from the virtual items thereafter. For durable virtual items that are accessible and beneficial to paying players over an extended period, the Group recognizes revenue ratably over the average life of durable virtual items for the applicable game, which the Group makes best estimates to be average playing period of paying players. The Group tracks each paying player’s log-in history to estimate the average playing period of paying players. While the Group believes its estimates to be reasonable based on sufficient available paying player information, it may revise such estimates in the future as the games’ operation periods change or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of the average paying player life would be applied prospectively.

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

The initiator is required to commit a minimum initial purchase amount when they initiate a pool, usually a certain percentage of the total purchase amount. Other end users then join the pool by agreeing to the parameters set by the initiator and committing on the purchase amount. When the total purchase amount as specified by the initiator is reached, the pooled lottery purchase order will be delivered in the manner specified by the initiator. When the actual purchase amount does not reach the total purchase amount as specified by the initiator, but reaches a certain percentage of total purchase amount before the lottery pool purchase deadline, the Group contributes the remaining outstanding purchase amount (i.e., residual amount of lottery pool) to complete the lottery pool transaction. If the tickets win prizes from the lottery, the Group distributes the cash prizes to the end users based on the predetermined payout ratio, and the residual amount after distribution is retained by the Group.

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

Online gaming services

The Group also provides online lottery betting and online casino platforms through our designated website in TMG. We earn difference between betting and winning for online lottery betting services and online casino platforms as revenues that are generated from our registered users. The registered users enter into certain terms and conditions when they first open their accounts with us. Lottery and Casino purchase orders are placed by users through our online platforms view website. Then we process these orders. Prior to processing orders, users prepay all purchase amounts. We pay users prizes when there any winnings attributable to users. We record revenues on a net basis by deducting the winning amounts from betting amounts. Revenue comprises the fair value of the consideration received for the provision of internet gaming in the ordinary course of the company's activities, which is recognized when the outcome of an event is known.

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

In accordance with the provisions of ASC 740 (“ASC 740”), “Income taxes”, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than a fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits which is included in “long-term payables” is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

Share-based compensation

Share options and restricted shares granted to employees and directors

Share options and restricted shares granted to employees and directors are accounted for under ASC 718 (“ASC 718”), Compensation - Stock compensation. In accordance with ASC 718, the Group determines whether a share option or restricted shares should be classified and accounted for as a liability award or an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Group recognizes compensation expense using the accelerated method for share options and restricted shares granted with graded vesting based on service conditions, provided that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the share options and restricted shares that are vested at that date.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of em ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent the Group revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

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

Investments

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

Fair value measurements

Financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, structured deposit (Note 5), other receivables, long-term investments and accounts payable. As of December 31, 2016 and 2017, the carrying values of these financial instruments, other than the structured deposit, approximate their fair values due to their short-term maturities. The Group determined the fair value of the derivative redemption feature and the structured deposit with the assistance of an independent third -party valuation firm.

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information provided by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Earnings (Loss) per share

The Group computes earnings per Class A and Class B ordinary shares in accordance with ASC 260 (“ASC 260”), “Earnings Per Share”, using the two class method. Under the provisions of ASC 260, basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income (loss) per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income (loss) per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income (loss) per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Group’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net loss per share of Class A ordinary shares, the undistributed earnings are equal to net loss for that computation.

For the purposes of calculating the Group’s basic and diluted earnings (loss) per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

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

Results of Operations

The following summary of the consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects”.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income Data:
Net Revenues	99,552	10,928	131,323	20,184
Operating costs and expenses:
Cost of services	(24,355)	(14,141)	(53,096)	(8,161)
Sales and marketing	(87,022)	(44,921)	(76,977)	(11,831)
General and administrative	(232,244)	(247,688)	(257,079)	(39,512)
Service development expenses	(63,296)	(71,595)	(68,341)	(10,504)
Total operating expenses	(406,917)	(378,345)	(455,493)	(70,008)
Other operating income	6,910	2,732	1,204	185
Government grant	2,022	10,017	6,789	1,043
Indemnity cost	—	(9,979)	—	—
Other operating expenses	(2,975)	(1,915)	(34,691)	(5,332)
Operating loss	(301,408)	(366,562)	(350,868)	(53,928)
Others, net	—	—	821	126
Interest income	20,589	23,859	20,574	3,162
Interest expense	(2,138)	—	—	—
Loss from equity method investments	(407)	(406)	(2,128)	(327)
Gain from disposal of subsidiaries	—	136,914	5,477	842
Changes in fair value of the structured deposit	1,124	—	—	—
Changes in fair value of contingent considerations	—	—	(2,384)	(366)
Loss before income tax	(282,240)	(206,195)	(328,508)	(50,491)
Income tax (expense) benefit	(41,969)	(3,057)	12,366	1,901
Net loss	(324,209)	(209,252)	(316,142)	(48,590)
Less: Net (loss) income attributable to the non-controlling interests	(312)	(6,287)	957	147
Net loss attributable to 500.com Limited	(323,897)	(202,965)	(317,099)	(48,737)
Other Comprehensive income (loss)
Foreign currency translation gain (loss)	66,851	82,347	(55,805)	(8,577)
Realized and unrealized gain (loss) on available for sale investments	—	754	(733)	(113)
Other Comprehensive income (loss), net of tax	66,851	83,101	(56,538)	(8,690)
Comprehensive loss	(257,358)	(126,151)	(372,680)	(57,280)
Less: Comprehensive (loss) income attributable to non-controlling interests	(312)	(6,287)	1,348	207
Comprehensive loss attributable to 500.com Limited	(257,046)	(119,864)	(374,028)	(57,487)
Earnings (losses) per share for Class A and Class B ordinary shares outstanding:
Basic	(0.84)	(0.49)	(0.78)	(0.12)
Diluted	(0.84)	(0.49)	(0.78)	(0.12)
Earnings (losses) per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)
Basic	(8.40)	(4.89)	(7.77)	(1.20)
Diluted	(8.40)	(4.89)	(7.77)	(1.20)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	385,590,213	414,872,756	408,310,122	408,310,122
Diluted	385,590,213	414,872,756	408,310,122	408,310,122
Non-GAAP financial data(1)
Net loss attributable to 500.com Limited	(323,897)	(202,965)	(317,099)	(48,737)
Adjustment for share-based compensation expenses	158,628	163,341	91,143	14,008
Adjustment for deferred tax expenses relating to valuation allowance	40,105	—	—	—
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(125,164)	(39,624)	(225,956)	(34,729)

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation expenses, and deferred tax expenses relating to valuation allowance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2017 compared with the year ended December 31, 2016

Net revenues

Our net revenues increased by 1,104.6% from RMB10.9 million in 2016 to RMB 131.3 million (US$20.2 million) in 2017, primarily attributable to revenues generated from mobile gaming services, online gaming services and sports information services. The increase in our net revenues was slightly offset by the discontinuance of our payment processing and complementary services in May 2016.

Revenues generated from mobile gaming services increased by 1,100.0% from RMB5.7 million in 2016 to RMB68.4 million (US$10.5 million) in 2017, primarily due to an increase in the number of users for these services. We started generating revenues from mobile gaming services in the fourth quarter of 2016 upon the acquisition of Qufan and develop our new app “Quiz”. In February 2018, we disposed of all our equity interest in Qufan and ceased “Quiz”, and stopped generating mobile gaming revenues since then.

We began to generate revenues from online gaming services after the acquisition of 93% equity interest in TMG in July 2017, and generated revenues of RMB49.4 million (US$7.6 million) in 2017.

Revenues generated from sports information services increased by 633.3% from RMB1.8 million in 2016 to RMB13.2 million (US$2.0 million) in 2017, primarily due to an increase in the number of users for these services. We started generating revenues from sports information services in the fourth quarter of 2016 upon the acquisition of Shenzhen Caiyu. In November 2017, we disposed of our equity interest in Shenzhen Caiyu, but we expect to continue to generate revenues from sports information services through our own service offerings “Cai Xun Hao”.

We also generated revenues from payment processing and complementary services in the amount of RMB3.5 million in 2016 through our investment in Sumpay.cn, which we disposed of in May 2016.

Operating expenses

Our operating expenses increased by 20.4% from RMB378.3 million in 2016 to RMB455.5 million (US$70.0 million) in 2017. Our operating expenses consisted of the following:

Cost of Services. Our cost of services increased by 275.5% from RMB14.1 million in 2016 to RMB53.1 million (US$8.2 million) in 2017. The increase was primarily due to (i) an increase in amortization expenses relating to the mobile applications obtained through the acquisition of Qufan in November 2016 and licenses through the acquisition of TMG in July 2017, from RMB1.2 million in 2016 to RMB26.1 million (US$4.0 million) in 2017; (ii) an increase in business insurance costs of TMG associated with online lottery betting of RMB7.0 million (US$1.1 million) in 2017; (iii) an increase in platform service fees of TMG associated with online casino platforms of RMB5.9 million (US$0.9 million) in 2017; and (iv) an increase in account handling expenses relating to our mobile distribution channels from RMB0.7 million in 2016 to RMB3.7 million (US$0.6 million) in 2017, slightly offset by a decrease in share-based compensation expenses associated with share options granted to our employees from RMB3.0 million in 2016 to nil in 2017.

Sales and marketing expenses. Sales and marketing expenses increased by 71.4% from RMB44.9 million in 2016 to RMB77.0 million (US$11.8 million) in 2017: The increase mainly due to:

•	an increase in promotional and marketing expenses from RMB8.8 million in 2016 to RMB41.9 million (US$6.4 million) in 2017, which was primarily due to the operation of mobile gaming services, online gaming services and sports information services in 2017.

•	the increase in sales and marketing expenses was slightly offset by a decrease in share-based compensation expenses associated with share options granted to our employees from RMB14.0 million in 2016 to RMB9.2 million (US$1.4 million) in 2017, which was primarily due to the expiration of share options granted in 2014.

General and administrative expenses. General and administrative expenses increased by 3.8% from RMB247.7 million in 2016 to RMB257.1 million (US$39.5 million) in 2017. The increase primarily consisted of:

•	an increase in impairment loss on equity investment from RMB3.3 million in 2016 to RMB28.8 million (US$4.4 million) in 2017, the impairment loss in 2017 being primarily related to equity investment in Loto Interactive (formerly known as MelcoLot Limited), which we acquired in June 2017;

•	an increase in consulting expenses from RMB27.1 million in 2016 to RMB42.3 million (US$6.5 million) in 2017, which was primarily related to the acquisition activities conducted in 2017;

•	an increase in salary expenses from RMB44.6 million in 2016 to RMB58.8 million (US$9.0 million) in 2017, which was primarily related to the increased number of employees of Qufan and also the newly acquired subsidiary, TMG; and

•	an increase in rental expenses from RMB11.7 million in 2016 to RMB24.9 million (US$3.8 million) in 2017, which was primarily related to our newly rented offices located in Hong Kong and Shenzhen starting late 2016.

The increase in general and administrative expenses was slightly offset by a decrease in share-based compensation expenses associated with share options granted to our directors and employees from RMB121.4 million in 2016 to RMB65.5 million (US$10.1 million) in 2017, which was primarily due to the expiration of share options granted in 2014.

Service development expenses. Service development expenses decreased by 4.6% from RMB71.6 million in 2016 to RMB68.3 million (US$10.5 million) in 2017. The decreased was primarily due to (i) a decrease in share-based compensation expenses associated with the share options granted to our service development employees from RMB25.0 million in 2016 to RMB16.4 million (US$2.5 million) in 2017; and (ii) a decrease in technical service fee from RMB2.0 million in 2016 to RMB1.3 million (US$0.2 million) in 2017. The decrease in service development expenses was slightly offset by an increase in salary expenses from RMB35.3 million in 2016 to RMB41.7 million (US$6.4 million) in 2017, due to the increase in the number of employees of Qufan.

Other operating income

Other operating income decreased slightly from RMB2.7 million in 2016 to RMB1.2 million (US$0.2 million) in 2017.

Operating loss

As a result of the foregoing factors, we recorded operating loss of RMB350.9 million (US$53.9 million) in 2017, a decrease of RMB15.7 million compared with operating loss of RMB366.6 million in 2016.

Gain from disposal of subsidiaries

Gain from disposal of subsidiaries was RMB5.5 million (US$0.8 million) in 2017, a decrease of RMB131.4 million compared with gain from disposal of “Sumpay” of RMB136.9 million in 2016.

Loss before income tax

Loss before income tax was RMB328.5 million (US$50.5 million) in 2017, an increase of RMB122.3 million compared with loss before income tax of RMB206.2 million in 2016.

Income tax expense

We recorded income tax benefit of RMB12.4 million (US$1.9 million) in 2017, as compared to income tax expense of RMB3.1 million in 2016. Income tax benefit was primarily due to a reversal of uncertain tax liabilities of RMB14.7 million in 2017.

Net loss

As a result of the forgoing factors, we recorded net loss of RMB316.1 million (US$48.6 million) in 2017, as compared to net loss of RMB209.3 million in 2016.

Net loss attributable to 500.com Limited

We recorded net loss attributable to 500.com Limited of RMB317.1 million (US$48.7 million) in 2017, as compared to net loss attributable to 500.com Limited of RMB203.0 million in 2016. We also recorded non-GAAP net loss attributable to 500.com Limited of RMB226.0 million (US$34.7 million) in 2017, as compared to non-GAAP net loss attributable to 500.com Limited of RMB39.6 million in 2016.

The year ended December 31, 2016 compared with the year ended December 31, 2015

Net revenue

Our net revenues decreased by 89.1% from RMB99.6 million in 2015 to RMB10.9 million in 2016, primarily due to the voluntary suspension of our online sports lottery sales services since April 2015. Prior to the voluntary suspension of our online sports lottery sales services in April 2015, we derived substantially all of our net revenues from service fees paid to us by the provincial lottery administration centers for orders we direct to such centers. Starting from the fourth quarter of 2015, we also derive revenues from the rendering of payment processing and complementary by Sumpay.cn. On March 29, 2016, Tongfu Technology entered into a share transfer agreement for the disposal of all its equity interest in Sumpay.cn, and the transaction was completed in May 2016. We stopped generating revenue from such source upon completion of this transaction. We started generating revenues from the rendering of mobile gaming and sports information services in the fourth quarter of 2016, upon the completion of acquisition of Shenzhen Qufan and Shenzhen Caiyu.

Operating expenses

Our operating expenses decreased by 7.0% from RMB406.9 million in 2015 to RMB378.3 million in 2016. Our operating expenses consisted of the following:

Cost of Services. Our cost of services decreased by 42.2% from RMB24.4 million in 2015 to RMB14.1 million in 2016. The decrease was primarily due to a decrease in account handling expenses from RMB6.7 million in 2015 to RMB0.7 million in 2016, and salary expenses from RMB3.9 million in 2015 to RMB0.5 million in 2016, primarily attributable to the voluntary suspension of our online sports lottery sales services since April 2015.

Sales and marketing expenses. Sales and marketing expenses decreased by 48.4% from RMB87.0 million in 2015 to RMB44.9 million in 2016. The decrease mainly comprised of:

•	a decrease in commissions to third-party Internet companies from RMB7.7 million in 2015 to nil in 2016, which was primarily due to the voluntary suspension of our online sports lottery sales services since April 2015;

•	a decrease in promotional and marketing expenses from RMB18.3 million in 2015 to RMB8.8 million in 2016, which was primarily due to the voluntary suspension of our online sports lottery sales services since April 2015; and

•	a decrease in advertising expenses from RMB26.2 million in 2015 to RMB0.3 million in 2016, which was primarily due to the voluntary suspension of our online sports lottery sales services since April 2015.

General and administrative expenses. General and administrative expenses increased by 6.7% from RMB232.2 million in 2015 to RMB247.7 million in 2016. The increase primarily consisted of:

•	an increase in consulting expenses from RMB15.2 million in 2015 to RMB27.1 million in 2016, which was primarily due to the acquisition activities conducted in 2016;

•	an increase in amortization and depreciation expenses from RMB9.8 million in 2015 to RMB16.9 million in 2016, which was primarily due to the amortization expenses relating to the online payment and other licenses and mobile applications obtained through the acquisition of Sumpay.cn and Shenzhen Qufan;

•	an increase in rental expenses from RMB3.4 million in 2015 to RMB11.7 million (US$1.7 million) in 2016, which was primarily due to our newly rented offices located in Hong Kong and Shenzhen in 2016;

•	an increase in salary expenses from RMB34.0 million in 2015 to RMB44.6 million in 2016, which was primarily due to the acquisition of new subsidiaries;

•	a bad debt provision of RMB19.9 million, and RMB0.2 million in 2015 and 2016, respectively, after assessing the collectability of the account receivables and other receivables, and

•	an impairment loss on equity investment of RMB5.0 million and RMB3.3 million in 2015 and 2016, respectively.

Service development expenses. Service development expenses increased by 13.1% from RMB63.3 million in 2015 to RMB71.6 million in 2016. The increase was primarily due to an increase in share-based compensation expenses associated with the share options granted to our service development employees from RMB22.8 million in 2015 to RMB25.0 million in 2016; an increase in salary expenses from RMB31.3 million in 2015 to RMB35.3 million in 2016; and an increase in technical maintenance expenses by RMB2.0 million in 2016.

Other operating income

Other operating income decreased from RMB6.9 million in 2015 to RMB2.7 million in 2016. The decrease was primarily due to:

•	a decrease in residual prize amounts to which we were entitled from pool purchase prizes from RMB1.9 million in 2015 to nil in 2016 primarily due to the voluntary suspension of our online sports lottery sales services since April 2015; and

•	a decrease in exchange gain from RMB4.2 million in 2015 to RMB2.7 million in 2016.

Operating loss

As a result of the voluntary suspension of our online sports lottery sales services since April 2015, we recorded operating loss of RMB366.6 million in 2016, compared with operating loss of RMB301.4 million in 2015.

Gain from disposal of subsidiaries

Gain from disposal of subsidiaries was RMB136.9 million in 2016, compared with gain from disposal of subsidiaries of nil in 2015.

Loss before income tax

Loss before income tax was RMB206.2 million in 2016, compared with loss before income tax of RMB282.2 million in 2015.

Income tax expense

We recorded income tax expense of RMB3.1 million in 2016, as compared to income tax expense of RMB42.0 million in 2015. We reassessed the recoverability of the deferred tax assets that arose from accrued payroll and welfare payable, excessive advertising expenses, government grant, change in fair value of the derivative component of a short-term investment, and losses carryforward of the consolidated affiliated entities, based on the earnings forecast in the next 3 years, and we concluded that we could not generate adequate profit to fully utilize the deferred tax assets we recorded, thus, we recognized a valuation allowance of RMB40.1 million in 2015.

Net loss

As a result of the forgoing factors, we recorded net loss of RMB209.3 million in 2016, as compared to net loss of RMB324.2 million in 2015.

Net loss attributable to 500.com Limited

We recorded net loss attributable to 500.com Limited of RMB203.0 million in 2016, as compared to net loss attributable to 500.com Limited of RMB323.9 million in 2015. We also recorded non-GAAP net loss attributable to 500.com Limited of RMB 39.6 million in 2016, as compared to non-GAAP net loss attributable to 500.com Limited of RMB125.1 million in 2015.

B.	Liquidity and Capital Resources

Our principal sources of liquidity has been cash provided by our operating activities and proceeds from the issuances of preferred shares and ordinary shares. As of December 31, 2017, we had RMB529.1 million (US$81.3 million) in cash and cash equivalents and RMB120.0 million (US$18.4 million) in short-term investments.

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly owned subsidiaries and our consolidated affiliated entities in China and Europe. Our PRC subsidiaries’ ability to make dividends or other cash payments to us are subject to various restrictions under PRC laws and regulations. See “Item 3D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Item 3D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” Although we consolidate the results of our PRC consolidated affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive service fees from them in exchange for certain technology consulting and other services provided by us and the use of certain intellectual properties owned by us.

We believe that our current cash and the net proceeds we received from equity financing will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this report, after taking into consideration that we have suspended all of our online sports lottery sales since April 4, 2015 and are currently not generating any revenue from sports lottery sales. Our newly acquired subsidiary, TMG, has been continuing to generate positive cash flow since our acquisition and can be self-sufficient without requiring additional capital from us. We recently disposed of Qufan and received significant amount of cash from that disposal. All these factors combined will have a positive impact on our cash flows for at least next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	42,375	(114,341)	(202,199)	(31,078)
Net cash (used in) provided by investing activities	(922,063)	503,833	108,355	16,654
Net cash provided by (used in) financing activities	748,461	(117,094)	(9,234)	(1,419)
Effect of exchange rate changes on cash and cash equivalents	46,328	47	(40,900)	(6,286)
Cash and cash equivalents at the beginning of the year	485,556	400,657	673,102	103,454
Cash and cash equivalents at the end of the year	400,657	673,102	529,124	81,325

Net cash provided by (used in) operating activities

Net cash used in operating activities in 2017 was RMB202.2 million (US$31.1 million), which was primarily attributable to (i) net loss of RMB316.1 million (US$48.6 million) adjusted by subtracting RMB91.1 million (US$14.0 million) of share-based compensation; (ii) depreciation and amortization expenses of RMB39.5 million (US$6.1 million); (iii) impairment loss on equity investment of RMB28.8 million (US$4.4 million); (iv) loss from equity method investments of RMB2.1 million (US$0.3 million); (v) provision for bad debt of RMB1.5 million (US$0.2 million), and (vi) an increase in accrued expenses and other current liabilities of RMB12.6 million (US$1.9 million). Net cash provided by operating activities in 2017 was partially offset by (i) an increase in prepayments and other current assets of RMB32.2 million (US$5.0 million); (ii) a decrease in long-term payables of RMB19.6 million (US$3.0 million); (iii) a gain from disposal of subsidiary of RMB5.5 million (US$0.8 million); (iv) accumulated deficit brought forward from acquired VIE of RMB2.3 million (US$0.4 million), and (v) a decrease in income tax payable of RMB2.1 million (US$0.3 million).

Net cash used in operating activities in 2016 was RMB114.3 million, which was primarily attributable to (i) net loss of RMB209.3 million adjusted by subtracting RMB163.3 million of share-based compensation; (ii) depreciation and amortization expenses of RMB19.7 million; (iii) impairment loss on equity investment of RMB3.4 million; (iv) an increase in accrued expenses and other current liabilities of RMB55.4 million; (v) an increase in income tax payable of RMB5.3 million, and (vi) a decrease in accounts receivable of RMB4.4 million. Net cash provided by operating activities in 2016 was partially offset by (i) gain from disposal of a subsidiary of RMB136.9 million; (ii) an increase in deposits of RMB4.8 million; and (iii) an increase in prepayments and other current assets of RMB4.3 million.

Net cash provided by operating activities in 2015 was RMB42.4 million, which was primarily attributable to (i) net loss of RMB324.2 million adjusted by subtracting RMB158.6 million of share-based compensation; (ii) deferred tax expense of RMB40.1 million; (iii) bad debt provision of RMB19.9 million; (iv) depreciation of property and equipment of RMB10.2 million; (v) impairment loss on equity investment of RMB5.0 million; (vi) a decrease of RMB137.7 million in prepayments and other current assets; (vii) a decrease of RMB51.1 million in accounts receivable; and (viii) a decrease of RMB8.9 million in deposits. Net cash provided by operating activities in 2015 was partially offset by (i) a decrease of RMB43.1 million in accrued expenses and other current liabilities; (ii) a decrease of RMB15.9 million in accrued payroll and welfare payable; and (iii) a decrease of RMB9.2 million in income tax payable.

Net cash provided by (used in) investing activities

Net cash provided by investing activities in 2017 was RMB108.4 million (US$16.7 million), which was primarily attributable to (i) cash received from the maturity of time deposits of RMB804.7 million (US$123.7 million); (ii) cash received from disposal of a subsidiary of RMB71.8 million (US$11.0 million), and (iii) cash received from disposal of property and equipment of RMB3.5 million (US$0.5 million); which was partially offset by (i) cash paid for business combination of RMB374.3 million (US$57.5 million); (ii) cash paid for acquisition of other non-current assets (primarily attributable to investment in Loto Interactive) of RMB302.3 million (US$46.5 million); (iii) cash paid for acquisition of property and equipment of RMB72.9 million (US$11.2 million); (iv) cash paid for short-term investments of RMB20.0 million (US$3.1 million), and (v) cash paid for acquisition of intangible asset of RMB2.1 million (US$0.3 million).

Net cash provided by investing activities in 2016 was RMB503.8 million, which was primarily attributable to (i) cash received from the maturity of time deposits of RMB1,386.9 million; (ii) cash received from the maturity of short-term investments of RMB100.0 million; and (iii) cash received from disposal of a subsidiary of RMB224.4 million; which was partially offset by (i) cash paid for time deposits of RMB938.9 million; (ii) cash paid for short-term investments of RMB213.5 million; (iii) cash paid for acquisition of other assets of RMB28.4 million; (iv) cash paid for contingent consideration for acquisition of Sumpay.cn of RMB6.3 million; and (v) cash paid for acquisition of property and equipment of RMB26.9 million.

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

Net cash provided by (used in) financing activities

Net cash used in financing activities in 2017 was RMB9.2 million (US$1.4 million) which was primarily attributable to payment for repurchase of shares of RMB17.3 million (US$2.7 million); which was partially offset by proceeds from the exercise of share options of RMB5.6 million (US$0.9 million) and cash received from release of restricted cash of RMB2.5 million (US$0.4 million).

Net cash used in financing activities in 2016 was RMB117.1 million which was primarily attributable to payment for repurchase of shares of RMB131.0 million; which was partially offset by proceeds from the exercise of share options of RMB12.6 million.

Net cash provided by financing activities in 2015 was RMB748.5 million which was primarily attributable to (i) proceeds from the private placement of RMB739.1 million; (ii) proceeds from the exercise of share options of RMB18.1 million; partially offset by payment for repurchase of shares of RMB8.8 million.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of RMB11.1 million, RMB26.9 million and RMB66.1 million (US$10.2 million) in 2015, 2016 and 2017, respectively. In addition, our capital expenditures in 2015, 2016 and 2017 primarily consisted of purchases of additional information technology-related equipment and lease hold improvement of our new office in Shenzhen and Hong Kong. We expect that our capital expenditures will increase in the future as we make technological improvements to our transaction and service platform.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or the FASB, issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers-Deferral of the effective date” (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 issued in May 2014. According to ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group will apply the new revenue standard beginning January 1, 2018, and plan to adopt a modified retrospective approach upon adoption. The cumulative effect of initially applying the guidance that will be recognized at the date of initial application is not expected to be material and prior periods will not be retrospectively adjusted. The Group has substantially completed the assessment and implementation work and does not expect the adoption of this standard to have a material impact on the Group’s net revenue in the consolidated statement of comprehensive income (loss) or will have a minimal impact by the new standard. The accounting treatment for the awards granted to certain qualified end user will be impacted the most by the adoption of this ASU. Specifically, the recognition of revenue associated with the awards will be impacted by eliminating the current accrual for the cost of the bonus awarded at the time of play and instead deferring the portion of the revenue received from the customer at the time of play and attributed to the awarded points until a later period when the bonus are redeemed or forfeited. The revenue deferral will be calculated from the portion of the transaction price allocated to the bonus based upon their retail value. Under the former guidance, the cost of the bonus was recorded as an operating expense through the consolidated statements of comprehensive income (loss).

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

In May 2017, the FASB issued ASU No. 2017-09, Scope of Modification Accounting, to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted and application is prospective. The Group has not early adopted this update and it will become effective on January 1, 2018. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), and Derivatives and Hedging (Topic 815). The guidance of Part I is to clarify accounting for certain financial instruments with down round feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (EPS) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features. The amendments also re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. The amendments in Part I of ASU No. 2017-11 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Group has not early adopted this update and it will become effective on July 1, 2020. The Group is currently evaluating the impact of our pending adoption of ASU 2017-11 on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The amendments eliminate the stranded tax effects resulting from the United States Tax Cuts and Jobs Act (the “Act”) and will improve the usefulness of information reported to financial statement users. ASU No. 2018-02 is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Group has not early adopted this update and it will become effective on July 1, 2019. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 - Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 ("SAB 118") that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Group has evaluated the impact of the Act as well as the guidance of SAB 118 and incorporated the changes into the determination of a reasonable estimate of the deferred tax and appropriate disclosures in the notes to our consolidated financial statements.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities in the future as a result of the suspension of our online sport lottery sales services.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights and our brands. “500wan”, “500.com”, “fengkuangcaiqiu” and “youqiu” are trademarks registered in the PRC, USA, UK, Hong Kong and Macau, respectively, which are owned by E-Sun Network, E-Sun Sky Network and 500wan HK Limited. We have registered 44 trademarks relating to “500wan”, 45 trademarks relating to “500.com“ and 5 trademarks relating to “youqiu” with the Trademark Office of the State Administration for Industry and Commerce of the PRC, registered 5 trademarks relating to “500.com“ with United States Patent and Trademark Office, 5 trademarks relating to “500.com“ with United kingdom Intellectual Property Office, 5 trademarks relating to “500.com“ with Hong Kong Trade Marks Registry Intellectual Property Department, and 5 trademarks relating to “500wan” and 5 trademarks relating to “500.com” with Macau Economic Services. We have also registered domain names including “500wan.com,” “500wan.com.cn,” “500wan.cn,” “500wan.net.cn,” and “500.com.” We own 79 software copyright registrations in PRC through Guangtiandi Technology, E-Sun Sky Computer and E-Sun Sky Network as of the date of this annual report mostly for our client software.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

	As of December 31, 2017
	(RMB)	(US$)
	(in thousands)
2018	30,217	4,644
2019	28,154	4,327
2020	24,630	3,786
Total	83,001	12,757

As of December 31, 2017, we did not have any long-term debt obligations or purchase obligations.

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yonghong Zhang	51	Chairman
Bo Yu	50	Director
Qian Sun	43	Independent Director
Honghui Deng	47	Independent Director
Yu Wei	47	Independent Director
Angel Yan Ki Wong	47	Independent Director
Zhengming Pan	39	Director and Chief Executive Officer
Qiang Yuan	45	Chief Financial Officer
Lei Zheng	37	Chief Operating Officer
Zhaofu Tian	42	Chief Technology Officer

Mr. Yonghong Zhang has served as a director and Chairman of the Board since November 2017. Mr. Zhang has been the Vice President of Tsinghua Unigroup since December 2015. In addition, Mr. Zhang was the President of China Region of Acer Group from November 2009 to October 2015, the Vice President of CHINA HP Co., Ltd. from October 1998 to November 2009 and Deputy General Manager of Lenovo Group Ltd, from April 1993 to June 1996. Mr. Zhang received a master's degree in engineering in precision machinery from the University of Science and Technology of China in 1993 and a bachelor of engineering degree in precision instrument from Tsinghua University in 1990.

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

Ms. Angel Yan Ki Wong has served as our independent director from November 22, 2015. Ms. Wong has been the President and Executive Director of Advanced Capital Limited since January 2008, a financial and management consulting group providing advice and services to companies seeking IPOs and merger and acquisitions. Prior to that, Ms. Wong was the Vice President and Executive Director at Benefit Capital Limited, and was also previously the Chief Financial Officer of Shengda Holdings. Ms. Wong is currently a Non-Executive Independent Director at China Public Procurement Limited (HK: 1094), and was previously a Non-Executive Independent Director at China Shengda Packaging Group, (NASDAQ: CPGI) and also a Non-Executive Independent Director at Hengxing Gold Holding Company Limited (HK: 2303). Ms. Wong was a founding member of the Hong Kong Independent Non-Executive Director Association, and received her Bachelor of Art in Economics from Xiamen University.

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

Mr. Qiang Yuan has served as our chief financial officer since December 18, 2017. Prior to his appointment as chief financial officer, Mr. Yuan has served in various positions within the Company since 2001. Mr. Yuan was a vice president in charge of financial matters for the Company from June 2014 to July 2016 and has served as a senior vice president since July 2016. Mr. Yuan received a bachelor’s degree in Financial Management from Zhongnan University of Finance and Economics.

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

Compensation of Directors and Executive Officers

In 2017, the aggregate cash compensation to all our directors and our executive officers was RMB5.3 million (US$0.8 million). For share-based compensation, see “Item 6B. Compensation—Share Incentive Plans.” We do not have any amount accrued in 2017 for pension, retirement or other similar benefits to our directors and our executive officers.

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

The following table summarizes the share options and restricted shares granted to our employees under the 2011 share incentive plan that was outstanding as of the date of this annual report, respectively.

Name	Number of Ordinary Shares Underlying Options	Exercise Price(1) (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Man San Law#	660,000	0.2	April 08, 2012	April 08, 2011	April 08, 2021
	1,400,000	0.4	October 22, 2014	October 22, 2013	October 22, 2023
	2,980,000	1	June 19, 2015	June 19, 2014	June 19, 2019
	100,000	1.851	November 21, 2016	January 06, 2016	November 22, 2018
Qi Li	66,670	1	November 22, 2014	June 19, 2014	November 22, 2018
Zhengming Pan	2,483,330	1	June 19, 2015	June 19, 2014	June 19, 2019
	100,000	1.851	November 21, 2016	January 06, 2016	November 22, 2018
	100,000	1.35	November 21, 2017	December 16, 2016	November 22, 2019
Lei Zheng	*	0.2	April 08, 2012	April 08, 2011	April 08, 2021
		1	June 19, 2015	June 19, 2014	June 19, 2019
Zhaofu Tian	*	0.4	October 22, 2014	October 22, 2013	October 22, 2023
		1	June 19, 2015	June 19, 2014	June 19, 2019
Qiang Yuan	*	1	June 19, 2015	June 19, 2014	June 19, 2019
Weiguo Zhao#	*	2.545	June 29, 2016	June 29, 2015	June 29, 2020
Honghui Deng	*	1	November 22, 2014	June 19, 2014	November 22, 2018
		1.851	November 21, 2016	January 06, 2016	November 22, 2018
		1.35	November 21, 2017	December 16, 2016	November 22, 2019
Yu Wei	*	1	November 22, 2014	June 19, 2014	November 22, 2018
		1.851	November 21, 2016	January 06, 2016	November 22, 2018
		1.35	November 21, 2017	December 16, 2016	November 22, 2019
Qian Sun	*	1	November 22, 2014	June 19, 2014	November 22, 2018
		1.851	November 21, 2016	January 06, 2016	November 22, 2018
		1.35	November 21, 2017	December 16, 2016	November 22, 2019
Angel Yan Ki Wong	*	1.851	November 21, 2016	January 06, 2016	November 22, 2018
		1.35	November 21, 2017	December 16, 2016	November 22, 2019
Bo Yu	*	1	June 19, 2016	June 19, 2014	June 19, 2020
		1.35	November 21, 2017	December 16, 2016	November 22, 2019
Directors and officers as a group	2,090,000	0.2
	1,400,000	0.4
	10,103,350	1
	200,000	2.545
	600,000	1.851
	600,000	1.35
Other Individuals as a group	895,000	0.2
	41,350	0.4
	17,262,890	1
	5,900,000	1.743

*	Options to purchase less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.
#	Mr. Law and Mr. Zhao have stepped down from our board of directors on January 20, 2017.
(1)	The exercise price of the options granted on April 8, 2011 was set by our board of directors at US$0.40 per share on the date of grant, and was adjusted to US$0.20 per share by our board of directors on June 8, 2012 as it believed the voluntary suspension would materially and adversely affect our revenues for 2012 and the fair value of our ordinary shares. The exercise price of options granted on June 19, 2014 was set by our board of directors at US$3.23 per share, which was equivalent to the market price of our publicly traded shares on the previous day, and was adjusted to US$1.00 per share by our board of directors on March 19, 2015 as it believed the suspension by provincial sport lottery administration centers to accept online lottery purchase orders would materially and adversely affect our revenues for 2015 and the fair value of our ordinary shares. The last vest date of the remaining unexercised shares of options granted on June 19, 2014 was extended by our board of directors from June 19, 2017 to June 19, 2018. All the other terms of the options remain unchanged.

Name	Number of Ordinary Shares Underlying Options	Vesting Commencement Date	Date of Grant	Date of Expiration
Zhengming Pan	900,000	March 1, 2018	August 15, 2017	August 15, 2027
	50,000	November 22, 2018	November 22, 2017	November 22, 2027
Lei Zheng	*	March 1, 2018	August 15, 2017	August 15, 2027
Zhaofu Tian	*	March 1, 2018	August 15, 2017	August 15, 2027
Qiang Yuan	*	March 1, 2018	August 15, 2017	August 15, 2027
Honghui Deng	*	November 22, 2018	November 22, 2017	November 22, 2027
Yu Wei	*	November 22, 2018	November 22, 2017	November 22, 2027
Qian Sun	*	November 22, 2018	November 22, 2017	November 22, 2027
Angel Yan Ki Wong	*	November 22, 2018	November 22, 2017	November 22, 2027
Bo Yu	*	March 1, 2018	August 15, 2017	August 15, 2027
	*	November 22, 2018	November 22, 2017	November 22, 2027
Yonghong Zhang	*	November 22, 2018	November 22, 2017	November 22, 2027
Directors and officers as a group	2,000,000
Other Individuals as a group	10,580,280

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

Committees of the Board of Directors

Board of Directors

We currently have seven directors, including four independent directors, on our board of directors. Our board of directors consists of an audit committee, a compensation committee, a nominating and corporate governance committee and a strategy committee. Each committee’s members and functions are described below.

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

Compensation Committee

Our compensation committee consists of Bo Yu, Yonghong Zhang, and Honghui Deng. Bo Yu is the chairman of our compensation committee. Honghui Deng satisfies the requirements for an “independent director” within the meaning of NYSE rules.

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

Strategy Committee

Our strategic planning committee consists of Yonghong Zhang, Qian Sun and Zhengming Pan. Yonghong Zhang is the chairman of our strategic planning committee. Our strategic planning committee assists the board of directors in designing the strategic plan of our business. Our strategic planning committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

We have 7 directors, 4 of whom are independent directors, on our board of directors. Any director on our board may be appointed or removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors, provided that any candidate for the vacancy or addition must be nominated by our nominating and corporate governance committee. Each of our directors holds office until he or she is removed by an ordinary resolution of shareholders or by a resolution of the board.

All of our executive officers are appointed by and serve at the discretion of our board of directors. Our executive officers are elected by and may be removed by a majority vote of our board of directors, provided that any candidate for an executive officer position must be nominated by our nominating and corporate governance committee.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment under certain conditions, including, but not limited to, incapacity or disability of the officer, by a one-month prior written notice or upon paying compensation of one-month salary to the officer. An executive officer may terminate his or her employment with us with or without cause, or by a one-month prior written notice. The benefits provided upon termination of employment is T+1 months’ salary of the employee (T represents years of working experience in the Company).

D.	Employees

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 337, 366 and 408 employees as of December 31, 2015, 2016 and 2017, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2017.

Function	Number of employees
Management and Administration	12
Sales, Marketing and Website Operation	74
Service and User Support	20
Technology and Product Development	190
Administrative Support	112
Total	408

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 340,616,102 Class A ordinary shares and 74,400,299 Class B ordinary shares.

	Shares Beneficially Owned		Percentage of Votes Held
	Number	Percent	Percent
Directors and Executive Officers:
Man San Law(1)#	59,413,854	14.14%	43.44%
Qi Li(2)	20,639,538	4.97%	1.90%
Zhengming Pan(3)	5,383,330	1.29%	0.50%
Lei Zheng	*	*	*
Zhaofu Tian	*	*	*
Qiang Yuan	*	*	*
Honghui Deng	*	*	*
Yu Wei	*	*	*
Weiguo Zhao#	*	*	*
Qian Sun	*	*	*
Angel Yan Ki Wong	*	*	*
Bo Yu	*	*	*
Yonghong Zhang	—	—	—
Principal Shareholders:
Delite Limited(4)	29,008,836	6.99%	24.25%
Brothers Union International Limited(5)	20,572,868	4.96%	1.90%
Smart Mega Holdings Limited(6)	25,265,018	6.09%	18.93%
Sequoia Capital 2010 CGF Holdco, Ltd.(7)	35,042,735	8.45%	3.23%
Tsinghua Unigroup International Co., Ltd.(8)	122,161,010	29.44%	11.26%

The business address of our directors and executive officers is 500.com Building, Shenxianling Sports Center, Longgang District, Shenzhen, 518057, People’s Republic of China.

*	Less than 1% of our outstanding ordinary shares.
#	Mr. Law and Mr. Zhao have stepped down from our board of directors on January 20, 2017.
(1)	represents (i) 26,000,006 Class B ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands, which shares are held in irrevocable discretionary family trusts established by Mr. Law, (ii) 5,140,000 Class A ordinary shares issuable upon the exercise of options and RSUs within 60 days of the date of this annual report granted to Mr. Law under our 2011 Share Incentive Plan, (iii) 20,000,008 Class B ordinary shares owned by Smart Mega Holdings Limited, a BVI company with the address of P.O. Box 957, Offshore, which shares are held in irrevocable discretionary family trusts established by Ms. Ping Yuan, wife of Mr. Law. Mr. Law, by virtue of the relationship described above, may be deemed to beneficially own such 20,000,008 Class B ordinary shares, (iv) 300,883 ADSs which represents 3,008,830 Class A ordinary shares owned by Delite Limited, and (v) 526,501 ADSs which represents 5,265,010 Class A ordinary shares owned by Smart Mega Holdings Limited.
(2)	represents (i) 8 Class B ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by Mr. Li, (ii) 66,670 Class A ordinary shares issuable upon the exercise of options and RSUs within 60 days of the date of this annual report granted to Mr. Li under our 2011 Share Incentive Plan, and (iii) 2,057,286 ADSs which represents 20,572,860 Class A ordinary shares owned by Brothers Union International Limited.
(3)	represents (i) 240,000 ADSs which represents 2,400,000 Class A ordinary shares owned by Ace Chance Global Limited, a BVI company wholly and beneficially owned by Mr. Pan, with the address of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Pan, by virtue of his sole ownership of Ace Chance Global Limited, may be deemed to beneficially own such 2,400,000 Class B ordinary shares, and (ii) 2,983,330 Class A ordinary shares issuable upon the exercise of options and RSUs within 60 days of the date of this annual report granted to Mr. Pan under our 2011 Share Incentive Plan and 2014 Share Incentive Plan.

(4)	represents (i) 26,000,006 Class B ordinary shares, and (ii) 300,883 ADSs which represents 3,008,830 Class A ordinary shares owned by Delite Limited, a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Delite Limited is wholly owned by Jackpot International Ltd, a Cayman Islands company which is wholly owned by The Jackpot Trust, a revocable discretionary trust established by Mr. Law with Mr. Law as settlor and Mr. Law and his family members as beneficiaries, which include Ms. Ping Yuan, wife of Mr. Law, Ms. Yuhan Law, daughter of Mr. Law, Mr. Lin Law, father of Mr. Law, and Ms. Ruihua Hu, mother of Mr. Law. The 29,008,836 Class B ordinary shares are held by Credit Suisse Trust Limited as trustee of The Jackpot Trust.
(5)	represents (i) 8 Class B ordinary shares, and (ii) 2,057,286 ADSs which represents 20,572,860 Class A ordinary shares owned by Brothers Union International Limited, a BVI company wholly and beneficially owned by our director, Qi Li. The address of Brothers Union International Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	represents (1) 20,000,008 Class B ordinary shares and (ii) 526,501 ADSs which represents 5,265,010 Class A ordinary shares owned by Smart Mega Holdings Limited, a BVI company with the address of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Smart Mega Holdings Limited is wholly owned by Vibrant Jade Ltd., a Cayman Islands company which is wholly owned by The Vibrant Jade Trust, a revocable discretionary trust established by Ms. Ping Yuan, wife of Mr. Law, with Ms. Yuan as settlor and Mr. Law and Ms. Yuhan Law, daughter of Ms. Ping Yuan, as beneficiaries. The 25,265,018 Class B ordinary shares are held by Credit Suisse Trust Limited as trustee of The Vibrant Jade Trust.
(7)	represents (i) 5 Class B ordinary shares, and (ii) 3,504,273 Restricted ADSs which represents 35,042,730 Class A ordinary shares, owned by Sequoia Capital 2010 CGF Holdco, Ltd. Sequoia Capital 2010 CGF Holdco, Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd., Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(8)	represents (i) 63,500,500 Class A ordinary shares, and (ii) 5,866,051 ADSs which represents 58,660,510 Class A ordinary shares, owned by Tsinghua Unigroup International Co., Ltd. The address of Tsinghua Unigroup International Co., Ltd. is Floor 6, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing, China.

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

Non-Interest Bearing Borrowings from Related Parties

Historically, we extended loans to certain directors and entities controlled by certain directors, executive officers and a principal shareholder of our company. As of December 31, 2015, 2016 and 2017, the total outstanding balance due from these related parties were nil.

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

Legal and Administrative Proceedings

On September 12, 2016, we entered into a settlement agreement with certain plaintiffs who brought a stockholder class action lawsuit in the U.S. District Court for the Central District of California, shareholders’ litigation in February 2015. In 2016, we paid US$1.5 million for the settlement, and the remaining US$1.0 million was covered by the insurance company.

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

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the New York Stock Exchange since November 22, 2013 under the symbol “WBAI”. The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 26, 2018 was US$17.77 per ADS.

	Market Price Per ADS (US$)
	High	Low
Annual Highs and Lows
2013 (since November 22, 2013)	39.42	18.14
2014	54.00	16.59
2015	30.67	7.31
2016	19.98	10.92
2017	15.48	8.12
Quarterly Highs and Lows
First Quarter 2015	20.29	7.31
Second Quarter 2015	30.67	10.32
Third Quarter 2015	26.82	10.88
Fourth Quarter 2015	22.37	15.73
First Quarter 2016	19.58	13.77
Second Quarter 2016	19.38	15.41
Third Quarter 2016	19.27	16.42
Fourth Quarter 2016	19.98	10.92
First Quarter 2017	15.48	12.30
Second Quarter 2017	14.90	8.12
Third Quarter 2017	12.32	9.61
Fourth Quarter 2017	12.15	9.05
Monthly Highs and Lows
October 2017	12.15	9.32
November 2017	11.00	9.50
December 2017	10.60	9.05
January 2018	12.86	10.29
February 2018	19.06	10.52
March 2018	23.22	16.08
April 2018 (through April 26, 2018)	18.38	16.30

As of the date of this annual report, a total of 34,061,610 ADSs representing 340,616,102 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

In connection with our acquisition of a 93% equity interest in TMG in 2017, we entered into a shareholders’ agreement with Helmet Limited, or Helmet, which owns the remaining 7% equity interest (post-acquisition). Pursuant to this shareholders’ agreement, if Thomas Biro resigns from his employment with TMG, or his employment is terminated for whatever reason, Helmet has the right to request that we, on one occasion, purchase all or some of the TMG shares then held by Helmet. This right is exercisable within one year from the aforementioned resignation. However, such right is not exercisable if Mr. Biro resigns before December 31, 2018. When the notice to exercise such right is delivered, we and Helmet shall, within 30 business days, establish a fair market value as the purchase price for the TMG shares subject to sale. If both parties fail to reach an agreement during such period, the fair market value of those TMG shares will be decided by an independent valuation expert appointed by both parties. If the parties are not able to decide on an independent valuation expert, such expert shall be appointed in accordance with the dispute resolution provisions under the shareholders’ agreement.

We have not entered into any other material contracts, other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT law and its implementation regulations impose a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their non-PRC enterprise shareholders except with respect to any such non-PRC enterprise shareholder whose jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and assets of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require us to be treated as a PRC tax resident enterprise. We do not currently consider our company to be a PRC tax resident enterprise. However, if the Chinese tax authorities disagree with our assessment and determine that we are a PRC tax resident enterprise, we may be subject to a 25% enterprise income tax on our global income.

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

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the United States dollar.

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

With respect to non-corporate United States investors, dividends received from a qualified foreign corporation generally will be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. See “Taxation—People’s Republic of China Taxation.” Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “—Passive Foreign Investment Company” below.

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

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for 2017 for United States federal income tax purposes, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2018 or future taxable years.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash is treated as an asset that produces passive income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and our consolidated affiliated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election (as described below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

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

In lieu of being subject to the rules discussed above regarding excess distributions and realized gains, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Since our ADSs are listed on the NYSE, which constitutes a qualified exchange, under current law, the mark-to-market election will be available to holders of ADSs if the ADSs are “regularly traded” for purposes of the mark-to-market election (for which no assurance can be given). It should also be noted that only the ADSs and not the ordinary shares are listed on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Foreign Exchange Risk

We operate in Europe, Africa, South America and North America. We are exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which revenues, expenses and borrowings are denominated.

Much of our current revenue is derived from our interest in TMG, which uses the EUR as its functional currency. As a result, we are exposed to translational foreign exchange risk when we translate TMG’s financial statements from the EUR to the RMB.

Because our reporting currency is the RMB, we may be exposed to translation risk when the income statements of us and our subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and whilst revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenue, costs and the result in U.S. dollars.

Other than as set out above, substantially most of our revenues and expenses are denominated in RMB, while a portion of our cash and cash equivalents, and time deposits are denominated in U.S. dollars. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars. We have not used any derivative financial instruments to hedge our exposure to foreign exchange risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate, and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar in 2014. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market makers who submit for reference rates to consider the previous day’s closing spot rate, foreign exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 4.68% against the U.S. dollar, and in 2016, the value of the Renminbi further depreciated approximately 7.09% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

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

As of December 31, 2017, we had Renminbi denominated cash and cash equivalents, time deposits, restricted cash and short term investments of RMB256 million, EUR denominated cash and cash equivalents of EUR4.5 million, and U.S. dollar denominated cash and cash equivalents of US$54.5 million. Assuming we had converted RMB256 million into U.S. dollars at the exchange rate of RMB6.5063 for US$1.00 and EUR4.5 million into U.S. dollars at the exchange rate of EUR0.8318 for US$1.00 as of the end of 2017, our total U.S. dollar cash balance would have been US$99 million. If the Renminbi and EUR had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$95 million.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.4% in 2015, 2.0% in 2016 and 1.6% in 2017. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

Use of Proceeds

We completed our initial public offering of 66,539,000 Class A ordinary shares, in the form of ADSs, at a price of US$13.00 per ADS, in November 2013, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$86.5 million, of which we received net proceeds of US$80.5 million. Deutsche Bank Securities Inc., Piper Jaffray& Co., and Oppenheimer & Co. Inc. were the underwriters for the initial public offering of our ADSs.

On June 9, 2015, Tsinghua Unigroup International Co., Ltd. purchase 63,500,500 newly issued Class A ordinary shares of the Company. We received net proceeds of US$123.8 million in cash.

As of December 31, 2017, approximately RMB723.5 million (US$111.2 million) of the net proceeds from our public offerings has been used for capital expenditures.

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

Based upon the evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the report that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of our newly acquired subsidiary, The Multi Group, as well as holding companies and non-operating companies, such as 500.com UK, 500.com Nihon, Qufan Cayman, Qufan HK, Qufan Malta, Daguoxiaoxian, Youlanguang Technology, E-sun Network, 500Fu, Tongfu technology, Lhasa Yicai, Shenzhen Yicai, Shenzhen Fenggu and Baifengrun technology, which are consolidated in our 2017 consolidated financial statements included in this annual report, and constituted RMB369 million (US$56.7 million) and RMB172 million (US$26.4 million) of our total and net assets, respectively, as of December 31, 2017 and RMB49.4 million (US$7.6 million) and RMB1.8 (US$0.3 million) of our revenues and net loss, respectively, for the year ended December 31, 2017.

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

Our independent registered public accounting firm, Friedman LLP (“Friedman”), has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page Fweer-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

The Company will apply the new revenue standard ASC 606, “Revenue from Contracts with Customers” beginning January 1, 2018, and plan to adopt a modified retrospective approach upon adoption. In order to accurately identify and recognize the revenue with customers, the Company has implemented new procedures of internal control over the adoption of ASC 606, such as training provided to employees and analysis of the Group’s revenue streams in accordance with the new revenue standard to determine its impact on the Company’s consolidated financial statements. Other than the aforementioned procedures, there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Angel Yan Ki Wong, an independent director within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual, and the chairman of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by: (i) Ernst & Young Hua Ming LLP (“Ernst & Young”), our previous independent registered public accounting firm, for the years ended December 31, 2016 and 2017, respectively, and (ii) Friedman LLP, our current independent registered public accounting firm, for the year ended December 31, 2017.

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	2,600	2,835	436
Audit related fees(2)	1,500	1,200	184
Tax fees(3)	-	-	-
All other fees	-	-	-
Total	4,100	4,035	620

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered for the audits of our annual consolidated financial statements.

(2)	Audit-related fees include the aggregate fee billed in each of the fiscal year for interim review, agreed-upon procedures performed in relation to interim financial information, professional services associated with SEC filings.

(3)	Tax fees, tax advice and tax planning services.

The policy of our audit committee is to pre approve all audit and non-audit services, such as audit-related, tax and other services, as provided by Ernst & Young and Friedman, respectively.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2015, our board of directors approved a share repurchase program, which provided authorization to purchase up to US$30 million worth of our outstanding ADSs. Under this plan, in 2015, we purchased approximately 122,000 ADSs (equivalent to 1,220,000 of our ordinary shares) with a total consideration of approximately US$1.43 million, and in 2016, we purchased approximately 114,153 ADSs (equivalent to 1,141,532 of our ordinary shares) with a total consideration of approximately US$17.24 million, and in 2017, we purchase approximately 260,200 ADSs (equivalent to 2,602,000 of our ordinary shares) with a total consideration of approximately US$3.0 million. The table below sets forth additional information on our repurchase of ADSs for each month indicated:

Month	Number of ADSs Purchased	Purchase Price (US$)	Average Price Paid Per ADS (US$)*	Total Number of ADSs Purchased as Part of Share Repurchase Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March 2015	122,000	1,434,250	11.76	122,000	28,565,750
March 2016	582,500	9,626,481	16.53	704,500	18,939,268
November 2016	509,032	6,937,462	13.63	1,213,532	12,001,807
December 2016	50,000	675,715	13.51	1,263,532	11,326,092
February 2017	160,200	2,065,710	12.89	1,423,732	9,260,382
May 2017	100,000	932,900	9.33	1,523,732	8,327,482
Total	1,523,732	21,672,517	14.22	1,523,732	8,327,482

*	Note: Price data includes trading commissions. Some numbers may not add due to rounding.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 25, 2018, Ernst & Young Hua Ming LLP resigned as auditor of the Company.

Ernst & Young Hua Ming LLP’s audit reports on the Company's consolidated financial statements for each of the fiscal years ended December 31, 2015 and 2016 do not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

On February 9, 2018, the Company appointed Friedman LLP to conduct the audit and review the effectiveness of its internal control over financial reporting for the fiscal year ended December 31, 2017. The decision to appoint a new auditor was unanimously approved by the directors of the Company, including all members of the Company's audit committee. The change was not made due to any disagreements with Ernst & Young Hua Ming LLP.

During Ernst & Young Hua Ming LLP’s term of audit engagement from January 1, 2015 to April 28, 2017, Ernst & Young Hua Ming LLP did not have any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young Hua Ming LLP to make reference to the subject matter of the disagreements in connection with its audit reports.

During each of the fiscal years ended December 31, 2015 and 2016, there have been no reportable events requiring disclosures under this Form 20-F.

We provided a copy of the above statements to Ernst & Young Hua Ming LLP and requested that Ernst & Young Hua Ming LLP furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Ernst & Young Hua Ming LLP addressed to the SEC, dated April 27, 2018, is filed as Exhibit 16.1.

During each of the fiscal years ended December 31, 2015 and 2016 and the subsequent period prior to our engagement of Friedman, neither we nor anyone on our behalf consulted Friedman regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Friedman or a reportable event.

During each of the fiscal years ended December 31, 2015 and 2016 and the subsequent period prior to our engagement of Friedman, we have not obtained any written report or oral advice that Friedman concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Corporate Governance Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.3 from the F-1/A registration statement (File No. 333-191844), as amended, initially filed with the Commission on November 20, 2013)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from the F-1/A registration statement (File No. 333-191844), as amended, initially filed with the Commission on November 20, 2013)

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.2 from the F-1/A registration statement (File No. 333-191844), as amended, initially filed with the Commission on November 20, 2013)

4.1	Registrant’s 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.2	Form of Employment Agreement with the Registrant’s executive officers (incorporated by reference to Exhibit 10.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers, (incorporated by reference to Exhibit 10.3 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.4	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and E-Sun Network as of June 1, 2011 (incorporated by reference to Exhibit 10.4 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.5	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011 (incorporated by reference to Exhibit 10.5 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.6	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Fu Jiepin as of June 1, 2011 (incorporated by reference to Exhibit 10.6 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.7	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011 (incorporated by reference to Exhibit 10.8 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.8	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li He as of June 1, 2011 (incorporated by reference to Exhibit 10.9 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.9	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011(incorporated by reference to Exhibit 10.11 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.10	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Li Xue as of June 1, 2011 (incorporated by reference to Exhibit 10.12 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.11	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011 (incorporated by reference to Exhibit 10.14 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.12	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Yuan Ping as of June 1, 2011 (incorporated by reference to Exhibit 10.15 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.13	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.17 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.14	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.18 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.15	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.20 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.16	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, E-Sun Network and Zou Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.21 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.17	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Guangtiandi Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.23 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.18	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.24 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.19	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.25 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.20	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.27 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.21	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.28 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.22	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Youlanguang Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.30 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.23	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011 (incorporated by reference to Exhibit 10.31 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.24	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Li Jin as of June 1, 2011 (incorporated by reference to Exhibit 10.32 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.25	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011 (incorporated by reference to Exhibit 10.34 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.26	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Youlanguang Technology and Zhang Jing as of June 1, 2011 (incorporated by reference to Exhibit 10.35 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.27	English translation of Service Agreement with Jiangxi Sports Lottery Administration Center, dated January 1, 2011 (incorporated by reference to Exhibit 10.37 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.28	English translation of Exclusive Business Cooperation Agreement entered into by E-Sun Sky Computer and E-Sun Sky Network (incorporated by reference to Exhibit 10.38 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.29	Supplementary Agreement entered into by and among E-Sun Sky Computer, Wang Ying, Guangtiandi Technology and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.39 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.30	Supplementary Agreement entered into by and among E-Sun Sky Computer, Fu Jiepin, Li He, Li Xue, Yuan Ping, Zou Bo, Zou Ying, E-Sun Network and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.40 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.31	Supplementary Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Li Jin and Youlanguang Technology as of November 20, 2012 (incorporated by reference to Exhibit 10.41 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.32	Confirmation Letter executed by Zou Bo as of May 2, 2013 (incorporated by reference to Exhibit 10.42 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.33	Confirmation Letter executed by Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.43 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.34	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Fu Jiepin as of December 28, 2013 (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.35	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li He as of December 28, 2013 (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.36	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li Xue as of December 28, 2013 (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.37	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Ping as of December 28, 2013 (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.38	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zou Bo as of December 28, 2013 (incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.39	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zou Ying as of December 28, 2013 (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.40	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Wang Ying as of December 28, 2013 (incorporated by reference to Exhibit 4.40 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.41	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Liangdong as of December 28, 2013 (incorporated by reference to Exhibit 4.41 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.42	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Li Jin as of December 28, 2013 (incorporated by reference to Exhibit 4.42 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.43	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Zhang Jing as of December 28, 2013 (incorporated by reference to Exhibit 4.43 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.44	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Fu Jiepin and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.44 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.45	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li Xue and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 incorporated by reference to Exhibit 4.45 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.46	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li He and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 incorporated by reference to Exhibit 4.46 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.47	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Ping and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.47 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.48	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zou Bo and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.48 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.49	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zou Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.49 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.50	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Wang Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014

4.51	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Liangdong and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.52	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Li Jin and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.52 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.53	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Zhang Jing and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.53 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.54	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yu Bo and E-Sun Network on November 18, 2015 (incorporated by reference to Exhibit 4.54 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.55	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and E-Sun Network on November 18, 2015 (incorporated by reference to Exhibit 4.55 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.56	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Shenzhen E-Sun Network on November 18, 2015 (incorporated by reference to Exhibit 4.56 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.57	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Shenzhen E-Sun Network on November 18, 2015 (incorporated by reference to Exhibit 4.57 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.58	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on November 18, 2015 (incorporated by reference to Exhibit 4.58 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.59	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Yu Bo and Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.59 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.60	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Yu Bo, Yin Zhiwei and Shenzhen E-Sun Network on November 18, 2015 (incorporated by reference to Exhibit 4.60 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.61	English translation of Irrevocable Power of Attorney executed by Yu Bo on November 18, 2015 (incorporated by reference to Exhibit 4.61 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.62	English translation of Irrevocable Power of Attorney executed by Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.62 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.63	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.63 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.64	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.64 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.65	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.66	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.67	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on November 18, 2015 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.68	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Yu Bo and Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.69	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Yu Bo, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.70	English translation of Irrevocable Power of Attorney executed by Yu Bo on November 18, 2015 (incorporated by reference to Exhibit 4.70 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.71	English translation of Irrevocable Power of Attorney executed by Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.71 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.72	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.73	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.74	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.75	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.76	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.76 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.77	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on December 20, 2015 (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.78	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Zhang Han and Zhang Jing on December 22, 2015 (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.79	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.79 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.80	English translation of Irrevocable Power of Attorney executed by Zhang Han on December 20, 2015 (incorporated by reference to Exhibit 4.80 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.81	English translation of Irrevocable Power of Attorney executed by Zhang Jing on December 20, 2015 (incorporated by reference to Exhibit 4.81 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.82	English translation of Equity Transfer Agreement entered into by and between Tongu Technology and Shanghai Xingyie Investment Development Co., Ltd. on March 29, 2016 (incorporated by reference to Exhibit 4.82 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.83*	English translation of Undertaking Letter executed by Pan Zhengming as a legal representative of 500wan HK Limited on July 3, 2017

4.84	RESERVED

4.85*	English translation of Proxy Agreement entered into by and among QUFAN Internet Technology INC., Shenzhen Guangtiandi Technology Co., Ltd, CAO Yu, ZHANG Jiahui, ZHU Nianyang and Qfun Information Technology (Shenzhen) Co., Ltd. on January 10, 2017

4.86*	English translation of Financial Support Agreement by and among QUFAN Internet Technology INC., Qfun Information Technology (Shenzhen) Co., Ltd., Shenzhen Guangtiandi Technology Co., Ltd, CAO Yu, ZHANG Jiahui and ZHU Nianyang on January 10, 2017

4.87*	English translation of Exclusive Call Option Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017

4.88*	English translation of Shareholders’ Voting Rights Proxy Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017

4.89*	English translation of Equity Pledge Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017

4.90*	English translation of Entrusted Management Agreement entered into by and between Qfun Information Technology (Shenzhen) Co., Ltd. and Shenzhen Qfun Internet Technology Co., Ltd. on January 10, 2017

4.91*	English translation of Undertaking Letter from Qufan Internet Technology (HK Limited) regarding the grant of consent or instructions to Qufan Information Technology (SZ) Co., Ltd. with respect to the exercise of rights in accordance with the instructions of QUFAN Internet Technology INC. on January 10, 2017

4.92*	English translation of confirmation letter executed by Qufan Internet Technology (SZ) Co, Ltd. on January 10, 2017

4.93*	Share Purchase Agreement entered into by and among 500.com Limited and certain selling shareholders on May 26, 2017 regarding The Multi Group Ltd.

4.94*	Shareholder’s Agreement entered into by and between 500.com Limited and Helmet Limited on May 26, 2017 regarding The Multi Group Ltd.

4.95*	Sale and Purchase Agreement entered into by and between 500.com Limited and Melco LottVentures Holdings Limited on June 6, 2017 regarding MelcoLot Limited

4.96*	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017

4.97*	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017

4.98*	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017

4.99*	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017

4.100*	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer (Shenzhen) Co., Ltd. on July 3, 2017

4.101*	English translation of Financial Support Agreement by and among 500.Com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Zhang Han on July 3, 2017

4.102*	English translation of Shareholder’s Voting Power Assignment Agreement by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo, Zhang Han and Shenzhen E-Sun Network Co, Ltd. on July 3, 2017

4.103*	English translation of Power of Attorney executed by Yu Bo on July 3, 2017

4.104*	English translation of Power of Attorney executed by Zhang Han on July 3, 2017

8.1*	List of Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Friedman LLP

15.3*	Opinion of Grandall law firm

16.1*	Letter dated April 28, 2018 of Ernst & Young Hua Ming LLP, as required by Item 16F of Form 20-F

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

500.COM LIMITED

	By:	/s/ Zhengming Pan
Name: Zhengming Pan
Title: Chief Executive Officer

Date: April 27, 2018

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

500.COM LIMITED

December 31, 2015, 2016 and 2017

500.COM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 500.com Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of 500.com Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2017, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Multi Group Limited (“The Multi Group”), a subsidiary newly acquired in 2017, as well as the holding companies and non-operating entities including 500.com Gaming UK Limited (“500.com UK”), 500.com Nihon Co., Ltd. (“500.com Nihon”), Qufan Internet Technology Inc. (“Qufan Cayman”), Qufan Internet Technology (HK) Limited (“Qufan HK”), Qufan Internet Technology Ltd. (“Qufan Malta”), Beijing Daguoxiaoxian Culture Media Co., Ltd. (“Beijing Daguoxiaoxian”), Shenzhen Youlanguang Science and Technology Co., Ltd. (“Youlanguang Technology”), Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”), Shenzhen Wubai Zhifu Co., Ltd. (“500Fu”), Shenzhen Tongfu Technology Co., Ltd. (“Tongfu Technology”), Lhasa Yicai Network Technology Co., Ltd. (“Lhasa Yicai”), Shenzhen Yicai Network Technology Co., Ltd. (“Shenzhen Yicai”), Shenzhen Fenggu Network Technology Co., Ltd. (“Shenzhen Fenggu”) and Beijing Baifengrun Science and Technology Co., Ltd.(“Baifengrun Technology”). All of these above-mentioned entities are included in the 2017 consolidated financial statements of 500.com Limited and constituted RMB 369 million ($56.7 million) and RMB 172 million ($26.4 million) of total and net assets, respectively, as of December 31, 2017 and RMB 49.4 million ($7.6 million) and RMB 1.8 million ($0.3 million) of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of 500.com Limited also did not include an evaluation of the internal control over financial reporting of The Multi Group, 500.com UK, 500.com Nihon, Qufan Cayman, Qufan HK, Qufan Malta, Beijing Daguoxiaoxian, Youlanguang Technology, E-Sun Network, 500Fu, Tongfu Technology, Lhasa Yicai, Shenzhen Yicai, Shenzhen Fenggu and Baifengrun Technology.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

April 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of 500.com Limited

We have audited the accompanying consolidated balance sheet of 500.com Limited (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 500.com Limited at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Hua Ming LLP

Shenzhen, The People’s Republic of China

April 28, 2017

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		673,102	529,124	81,325
Restricted cash		3,704	1,238	190
Time deposits		804,692	-	-
Short-term investments	5	100,000	120,000	18,444
Prepayments and other receivables	7	125,534	74,049	11,379
Other current assets		-	12,611	1,938
Total current assets		1,707,032	737,022	113,276

Non-current assets:
Property and equipment, net	8	53,935	106,991	16,444
Intangible assets, net	9	61,547	291,086	44,739
Goodwill	4	160,438	260,366	40,018
Deposits	7	5,810	5,764	886
Long-term investments	5	85,459	347,073	53,344
Other non-current assets		2,671	6,257	962
Total non-current assets		369,860	1,017,537	156,393

TOTAL ASSETS		2,076,892	1,754,559	269,669

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable (including accrued payroll and welfare payable of the consolidated VIEs without recourse to 500.com Limited of RMB15,846 and RMB14,703 (US$2,260) as of December 31, 2016 and 2017, respectively)		16,270	16,683	2,564
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to 500.com Limited of RMB67,166 and RMB57,761 (US$8,878) as of December 31, 2016 and 2017, respectively)	10	184,155	152,337	23,414
Income tax payable (including income tax payable of the consolidated VIEs without recourse to 500.com Limited of RMB8,897 and RMB5,310 (US$816) as of December 31, 2016 and 2017, respectively)		9,050	6,917	1,063
Total current liabilities		209,475	175,937	27,041

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
		RMB	RMB	US$

Non-current liabilities:
Long-term payables (including long-term payables of the consolidated VIEs without recourse to 500.com Limited of RMB42,705 and RMB 27,673 (US$4,253) as of December 31, 2016 and 2017, respectively)		44,472	27,785	4,270
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to 500.com Limited of RMB 14,902 and RMB 12,721(US$1,955) as of December 31, 2016 and 2017, respectively)		14,902	19,475	2,993
Total non-current liabilities		59,374	47,260	7,263

TOTAL LIABILITIES		268,849	223,197	34,304

Commitments and contingencies	15

Redeemable noncontrolling interest	4	-	22,052	3,389

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2016 and December 31, 2017; 335,494,792 and 333,787,552 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively	17	115	115	17
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2016 and December 31, 2017; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively	17	28	28	4

Additional paid-in capital	17	2,198,385	2,295,111	352,753
Treasury shares		(123,258)	(143,780)	(22,099)
Accumulated other comprehensive income		172,589	116,051	17,837
Accumulated deficit and statutory reserve	11	(538,328)	(857,751)	(131,834)
Total 500.com Limited shareholders’ equity		1,709,531	1,409,774	216,678
Noncontrolling interests		98,512	99,536	15,298
Total shareholders' equity		1,808,043	1,509,310	231,976

TOTAL LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY		2,076,892	1,754,559	269,669

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

	Notes	For the years ended December 31,
		2015	2016	2017	2017
		RMB	RMB	RMB	US$

Net Revenues		99,552	10,928	131,323	20,184
Operating costs and expenses:
Cost of services		(24,355)	(14,141)	(53,096)	(8,161)
Sales and marketing		(87,022)	(44,921)	(76,977)	(11,831)
General and administrative		(232,244)	(247,688)	(257,079)	(39,512)
Service development expenses		(63,296)	(71,595)	(68,341)	(10,504)

Total operating expenses		(406,917)	(378,345)	(455,493)	(70,008)
Other operating income		6,910	2,732	1,204	185
Government grant		2,022	10,017	6,789	1,043
Indemnity cost	15	-	(9,979)	-	-
Other operating expenses		(2,975)	(1,915)	(34,691)	(5,332)
Operating loss		(301,408)	(366,562)	(350,868)	(53,928)
Others, net		-	-	821	126
Interest income		20,589	23,859	20,574	3,162
Interest expense		(2,138)	-	-	-
Loss from equity method investments	5	(407)	(406)	(2,128)	(327)
Gain from disposal of subsidiaries		-	136,914	5,477	842
Changes in fair value of the structured deposits	5	1,124	-	-	-
Changes in fair value of contingent considerations		-	-	(2,384)	(366)
Loss before income tax		(282,240)	(206,195)	(328,508)	(50,491)
Income tax (expense) benefit	12	(41,969)	(3,057)	12,366	1,901
Net loss		(324,209)	(209,252)	(316,142)	(48,590)
Less: Net (loss) income attributable to the noncontrolling interests		(312)	(6,287)	957	147
Net loss attributable to 500.com Limited		(323,897)	(202,965)	(317,099)	(48,737)
Other comprehensive income (loss):
Foreign currency translation gain (loss)		66,851	82,347	(55,805)	(8,577)
Realized and unrealized gain (loss) on available for sale investments		-	754	(733)	(113)
Other comprehensive income (loss) net of tax		66,851	83,101	(56,538)	(8,690)
Comprehensive loss		(257,358)	(126,151)	(372,680)	(57,280)
Less: Comprehensive (loss) income attributable to noncontrolling interests		(312)	(6,287)	1,348	207
Comprehensive loss attributable to 500.com Limited		(257,046)	(119,864)	(374,028)	(57,487)

Losses per share for Class A and Class B ordinary shares outstanding:	16
Basic		(0.84)	(0.49)	(0.78)	(0.12)
Diluted		(0.84)	(0.49)	(0.78)	(0.12)
Losses per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)	16
Basic		(8.40)	(4.89)	(7.77)	(1.20)
Diluted		(8.40)	(4.89)	(7.77)	(1.20)
Weighted average number of Class A and Class B ordinary shares outstanding:	16
Basic		385,590,213	414,872,756	408,310,122	408,310,122
Diluted		385,590,213	414,872,756	408,310,122	408,310,122

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Cash flow from operating activities
Net loss	(324,209)	(209,252)	(316,142)	(48,590)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	10,209	12,865	13,400	2,060
Amortization of intangible assets	1,361	6,846	26,102	4,012
Deferred tax (benefit) expense	40,079	(496)	405	62
Share-based compensation	158,628	163,341	91,143	14,008
Losses on disposal of property and equipment	228	15	171	26
Impairment loss on long-term investments	5,000	3,440	28,781	4,424
Provision for bad debt	19,848	200	1,500	231
Changes in fair value of the structured deposit	(1,124)	-	-	-
Loss from equity method investments	407	406	2,128	327
Reimbursement of American Depositary Receipt (“ADR”) program related expenses	-	(1,390)	-	-
Gain on disposal of subsidiaries	-	(136,914)	(5,477)	(842)
Accumulated deficit brought forward from acquired VIE	(96)	-	(2,324)	(357)
Changes in operating assets and liabilities:
Account payable	-	18	-	-
Accounts receivable	51,062	(4,360)	-	-
Prepayments and other current assets	137,652	(4,347)	(32,208)	(4,950)
Deposits	8,854	(4,759)	46	7
Accrued expenses and other current liabilities	(43,114)	55,359	11,619	1,785
Accrued payroll and welfare payable	(15,896)	1,807	413	63
Long-term payables	2,734	(2,456)	(19,623)	(3,016)
Income tax payable	(9,248)	5,336	(2,133)	(328)
Net cash provided by (used in) operating activities	42,375	(114,341)	(202,199)	(31,078)

Cash flows from investing activities
Acquisition of property and equipment	(10,214)	(26,888)	(72,892)	(11,203)
Acquisition of intangible assets	(885)	-	(2,142)	(329)
Cash received from disposal of subsidiary	-	224,392	71,820	11,038
Acquisition of other non-current assets	(58,487)	(28,385)	(302,317)	(46,465)
Restricted cash	2,070	6,895	-	-
Cash paid for business combination, net of cash	(93,201)	(6,671)	(374,342)	(57,535)
Cash paid for short-term investments	(44,416)	(213,460)	(20,000)	(3,074)
Cash paid for time deposits	(2,077,901)	(938,928)	-	-
Cash received from return of time deposits	1,290,692	1,386,854	804,692	123,679
Cash received from return of short-term investments	70,182	100,000	-	-
Proceeds from disposal of property and equipment	97	24	3,536	543
Net cash (used in) provided by investing activities	(922,063)	503,833	108,355	16,654

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from short-term bank borrowings	174,000	-	-	-
Repayment of short-term bank borrowings	(174,000)	-	-	-
Cash received from release of restricted cash	190,839	-	2,466	379
Cash paid for restricted cash	(190,839)	-	-	-
Proceeds from the exercise of share options	18,126	12,558	5,583	858
Proceeds from the private placement	739,108	-	-	-
Repurchase of ordinary shares	(8,773)	(131,042)	(17,283)	(2,656)
Reimbursement of ADR program related expenses	-	1,390	-	-
Net cash provided by (used in) financing activities	748,461	(117,094)	(9,234)	(1,419)
Effect of exchange rate changes on cash and cash equivalents	46,328	47	(40,900)	(6,286)
Net (decrease) increase in cash and cash equivalents	(84,899)	272,445	(143,978)	(22,129)
Cash and cash equivalents at beginning of the year	485,556	400,657	673,102	103,454
Cash and cash equivalents at end of the year	400,657	673,102	529,124	81,325

Supplemental disclosures of cash flow information:
Income tax paid	(9,439)	(51)	(8,931)	(1,373)
Interest received	15,400	18,977	19,416	2,984

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	500.com Limited shareholders
	Number of Class A ordinary shares	Number of Class B ordinary shares	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total Equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	254,844,582	96,634,529	121	1,106,234	-	22,637	(11,370)	-	1,117,622
Acquisition of VIE	-	-	-	-	-	-	(96)	-	(96)
Acquisition of shares of consolidated subsidiaries	-	-	-	-	-	-	-	98,785	98,785
Net loss for the year	-	-	-	-	-	-	(323,897)	(312)	(324,209)
Other comprehensive income	-	-	-	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	66,851	-	-	66,851
Conversion of Class B to Class A ordinary shares	11,635,370	(11,635,370)	-	-	-	-	-	-	-
Issuance of ordinary shares from private placement	63,500,500	-	20	739,089	-	-	-	-	739,109
Issuance of ordinary shares from exercise of share options	5,274,480	-	1	18,418	-	-	-	-	18,419
Repurchase of ordinary shares	(1,220,000)	-	-	-	(8,773)	-	-	-	(8,773)
Share-based compensation	-	-	-	158,628	-	-	-	-	158,628

Balance as of December 31, 2015	334,034,932	84,999,159	142	2,022,369	(8,773)	89,488	(335,363)	98,473	1,866,336
Acquisition of shares of consolidated subsidiaries	-	-	-	-	-	-	-	98,887	98,887
Net loss for the year	-	-	-	-	-	-	(202,965)	(6,287)	(209,252)
Other comprehensive income	-	-	-	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	82,347	-	-	82,347
Change in fair value of available for sale investments	-	-	-	-	-	754	-	-	754
Conversion of Class B to Class A ordinary shares	10,598,860	(10,598,860)	-	-	-	-	-	-	-
Issuance of ordinary shares from exercise of share options	2,276,320	-	1	12,675	-	-	-	-	12,676
Disposal of shares of consolidated subsidiaries	-	-	-	-	-	-	-	(92,561)	(92,561)
Repurchase of ordinary shares	(11,415,320)	-	-	-	(114,485)	-	-	-	(114,485)
Share-based compensation	-	-	-	163,341	-	-	-	-	163,341

Balance as of December 31, 2016	335,494,792	74,400,299	143	2,198,385	(123,258)	172,589	(538,328)	98,512	1,808,043

Disposal of VIE	-	-	-	-	-	-	(2,324)	67	(2,257)
Acquisition of shares of consolidated subsidiaries	-	-	-	-	-	-	-	-	-
Net (loss) income for the year	-	-	-	-	-	-	(317,099)	957	(316,142)
Other comprehensive income
Foreign currency translation gain	-	-	-	-	-	(55,805)	-	-	(55,805)
Change in fair value of available for sale investments	-	-	-	-	-	(733)	-	-	(733)
Issuance of ordinary shares from exercise of share options	894,760	-	-	5,583	-	-	-	-	5,583
Repurchase of ordinary shares	(2,602,000)	-	-	-	(20,522)	-	-	-	(20,522)
Share-based compensation	-	-	-	91,143	-	-	-	-	91,143

Balance as of December 31, 2017	333,787,552	74,400,299	143	2,295,111	(143,780)	116,051	(857,751)	99,536	1,509,310
Balance as of December 31, 2017, in US$			21	352,753	(22,099)	17,837	(131,834)	15,298	231,976

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.	ORGANIZATION

500.com Limited (the “Company”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the original name of “Fine Success Limited”, which was changed to “500wan.com” on May 9, 2011 and further changed to the current name on October 9, 2013.

As of December 31, 2017, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), British Virgin Islands, Hong Kong, the United States of America (“USA”), United Kingdom of British (“UK”), Malta, Cyprus, Curacao, Australia and Japan and the Company also effectively controls a number of variable interest entities (“VIEs”), through the Primary Beneficiaries, as defined below. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries.

The Company does not conduct any substantive operations on its own but instead conducts its business operations through its wholly-owned and majority-owned subsidiaries and their respective VIEs or subsidiaries. As of December 31, 2017, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are listed below:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
500.com USA Corporation (“500.com USA”)	July 21, 2014	USA	100%	Investment Holding
500.com Gaming UK Limited (“500.com UK”)	August 5, 2016	UK	100%	Investment Holding
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	PRC	100%	Software Service
Shenzhen Guangyi Network Technology Co., Ltd. (“Guangyi Network”)	August 5, 2015	PRC	100%	Software Service
Qufan Internet Technology Inc. (“Qufan Cayman”)	September 30, 2016	Cayman	51%	Investment Holding
Qufan Internet Technology (HK) Limited (“Qufan HK”)********	October 18, 2016	Hong Kong	51%	Investment Holding
Qufan Internet Technology (Malta) Limited (“Qufan Malta”)********	August 4, 2017	Malta	51%	Online Gaming Service
Qufan Information Technology (Shenzhen) Co., Ltd (“Qufan Information Technology”)********	January 5, 2017	PRC	51%	Software Service
500.com Nihon Co.,Ltd. (“500.com JP”)	July 27, 2017	Japan	100%	Investment Holding
The Multi Group Ltd (“The Multi Group”)	June 26, 2015	Malta	93%	Investment Holding
Multi Warehouse Ltd*******	December 3, 2014	Malta	93%	Online Gaming
Multi Brand Gaming Ltd*******	October 3, 2014	Malta	93%	Online Gaming
Multilotto UK Ltd*******	September 1, 2016	Malta	93%	Online Gaming
Lotto Warehouse Ltd*******	September 1, 2016	Malta	93%	Online Gaming
Wasp Media Ltd*******	August 12, 2016	Malta	93%	Online Gaming
Round Spot Services Ltd*******	May 6, 2015	Cyprus	93%	Online Gaming
Multi Pay N.V.*******	August 25, 2011	Curacao	93%	Online Gaming
Multilotto Australia PTY Ltd*******	December 13, 2016	Australia	93%	Online Gaming

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

VIEs
Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”)	December 7, 1999	PRC	-	Online Lottery Service
Shenzhen Youlanguang Science and Technology Co., Ltd. (“Youlanguang Technology”)	December 16, 2008	PRC	-	Online Lottery Service
Shenzhen Guangtiandi Science and Technology Co., Ltd. (“Guangtiandi Technology”)	December 16, 2008	PRC	-	Online Lottery Service
Shenzhen Tongfu Technology Co., Ltd. (“Tongfu Technology”)	August 28, 2015	PRC	-	Third party payment service
Shenzhen Qufan Network Technology Co., Ltd. (“Shenzhen Qufan”) *****	September 13, 2013	PRC	-	Mobile Gaming

Subsidiaries of the VIEs
Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky Network”) *	May 22, 2006	PRC	-	Online Lottery Service
Lhasa Yicai Network Technology Co., Ltd. (“Lhasa Yicai”) **	October 17, 2014	PRC	-	Online Lottery Service
Shenzhen Yicai Network Technology Co., Ltd. (“Shenzhen Yicai”) ***	July 21, 2015	PRC	-	Online Lottery Service
Shenzhen Wubai Zhifu Co.,Ltd. (“500Fu”)***	April 23, 2014	PRC	-	Third party payment service
Shenzhen Fenggu Network Technology Co., Ltd. (“Shenzhen Fenggu”) ****	August 27, 2015	PRC	-	Online Lottery Service
Beijing Baifengrun Science and Technology Co., Ltd. (“Baifengrun Technology”) *****	September 13, 2011	PRC	-	Development, operation of Online Gaming
Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd. (“Shenzhen Kaisheng”) *****	June 24, 2016	PRC	-	Online Spot Commodity Trading Services
Beijing Daguo Xiaoxian Culture Media Co., Ltd (“Daguoxiaoxian”)******	July 24, 2014	PRC	-	Investment Holding

* A subsidiary of E-Sun Network

** A subsidiary of E-Sun Sky Network

*** A subsidiary of Youlanguang Technology

**** A subsidiary of Shenzhen Yicai

***** A subsidiary of Guangtiandi Technology

****** A subsidiary of Shenzhen Qufan

******* A subsidiary of The Multi Group

******** A subsidiary of Qufan Cayman

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

Most of the entities listed above are either holding companies or companies that have no operations. The entities that have substantive operations include: E-Sun Sky Computer, Qufan Information Technology, The Multi Group and the VIEs or subsidiaries related to these entities.

The Group provides online lottery purchase services, mobile gaming services, sports information services, online spot commodity trading services in the PRC, and online gaming services in Europe. The Group’s principal geographic markets are in the PRC and northern Europe.

Information on Variable Interest Entities (“VIEs”)

PRC laws and regulations prohibit or restrict foreign ownership of Internet businesses. To comply with these foreign ownership restrictions, the Company operates its websites and provides online lottery purchase services in the PRC through the VIEs. Prior to December 28, 2013, the Company entered into exclusive business cooperation agreements, power of attorney, equity interest pledge agreements, exclusive option agreements, financial support agreements and supplementary agreements to the exclusive option agreements (previously named as exclusive technical consulting and service agreements, power of attorney, equity pledge agreements, equity interest disposal agreements, financial support agreements, business operation agreements and intellectual properties license agreements prior to June 1, 2011) (the “Contractual Arrangements”), with several entities through E-Sun Sky Computer, which obligates E-Sun Sky Computer to absorb a majority of the expected losses from the activities of these entities’ activities, and entitles E-Sun Sky Computer to receive a majority of residual returns from these entities’ activities. As result of these contractual arrangements, these entities are considered as VIEs of the Company. Through these aforementioned agreements, the Company maintains the ability to approve decisions made by the VIEs, and the ability to acquire the equity interests in the VIEs when permitted by the PRC laws via E-Sun Sky Computer.

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

On December 28, 2013, the Company agreed to provide unlimited financial support to the VIEs for their operations. In addition, pursuant to the power of attorney agreements entered into among the Company, E-Sun Sky Computer and the nominee shareholders of the VIEs, on December 28, 2013, the nominee shareholders of the VIEs assigned the rights to attend the VIEs’ shareholders' meetings and to vote on all of the matters in the VIEs that require shareholders' approval, which was originally entrusted to E-Sun Sky Computer, to the Company. As a result of the assignment of power of attorney from E-Sun Sky Computer to the Company and the provision of unlimited financial support from the Company to the VIEs, the Company has been determined to be most closely associated with the VIEs within the group of related parties and replaced E-Sun Sky Computer as the primary beneficiary of the VIEs on December 28, 2013.

On January 10, 2017, as a result of acquisition of Qufan Cayman, the Company also entered into the contractual arrangements with Shenzhen Qufan through Qufan Information Technology, which obligates Qufan Information Technology to absorb a majority of the expected losses from the activities of Shenzhen Qufan, and entitles Qufan Information Technology to receive a majority of residual returns from Shenzhen Qufan.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

The carrying amounts of the assets, liabilities, the results of operations and cash flows of all of these VIEs included in the Group’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows are as follows:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	257,001	101,023	15,527
Restricted cash	3,703	1,237	190
Short-term investments	-	20,000	3,074
Amounts due from intergroup companies	1,589	2,562	394
Prepayments and other current assets	109,032	38,016	5,843

Total current assets	371,325	162,838	25,028

Non-current assets:
Property and equipment, net	46,986	100,627	15,466
Intangible assets, net	60,408	49,558	7,617
Deposits	4,397	4,254	654
Long-term investments	53,995	53,044	8,153
Other non-current assets	2,671	6,296	968
Goodwill	160,438	130,613	20,075

Total non-current assets	328,895	344,392	52,933

TOTAL ASSETS	700,220	507,230	77,961

LIABILITIES
Current liabilities:
Amounts due to intergroup companies	69,423	71,168	10,938
Accrued payroll and welfare payable	15,846	14,703	2,260
Accrued expenses and other current liabilities	67,166	57,761	8,878
Income tax payable	8,897	5,310	816

Total current liabilities	161,332	148,942	22,892

Non-current liabilities:
Deferred tax liability, non-current	14,902	12,721	1,955
Long-term payables	42,705	27,673	4,253

Total non-current liabilities	57,607	40,394	6,208

TOTAL LIABILITIES	218,939	189,336	29,100

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Net revenues	87,065	10,928	81,954	12,596
Net loss	(130,330)	(8,851)	(124,034)	(19,064)

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Net cash (used in) operating activities	(83,113)	(50,876)	(162,328)	(24,949)
Net cash (used in) provided by investing activities	(105,922)	166,222	6,350	976
Net cash (used in) provided by financing activities	-	-	-	-

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. In addition, the Company has not provided any financial support to its VIEs as of December 31, 2017.

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and VIEs in which it has a controlling financial interest. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. Furthermore, if the Company demonstrates that it has ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions among the Company, its subsidiaries and VIEs have been eliminated on consolidation.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.5063 on December 29, 2017 in the city of New York for wire transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency translation

The functional currency of the Company, BVI, 500wan HK, 500.com UK, 500.com USA, 500.com JP, Qufan Cayman, Qufan HK is the US$. The functional currency of The Multi Group and its subsidiaries and Qufan Malta is EUR. E-Sun Sky Computer, Qufan Information Technology and their VIEs determined their functional currencies to be the RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income as a component of shareholders’ equity. The Group uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of comprehensive income (loss).

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

Restricted cash

Restricted cash represents cash held by banks which were granted by the government and designated only for the purchase of fixed assets for certain approved projects.

Time deposits

Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year. Interest income from time deposits is included in the consolidated statements of comprehensive income (loss). During the years ended December 31, 2015, 2016 and 2017, the Group recorded interest income of RMB20,589, RMB23,859 and RMB20,574 (US$3,162), respectively, in the consolidated statements of comprehensive income (loss).

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

Category	Estimated Useful Life

Computer software	3-10 years
Internet domain name	10 years
Licensing agreement	Agreement term
Intangible assets arising from business combination
Online payment and other licenses, brand name	10-15 years
Mobile applications and software	5 years

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

In 2017, the Group performed qualitative assessments for the reporting units. Based on the requirements of ASC 350-20, the Group evaluated all relevant factors, weighed all factors in their entirety and concluded that the fair value was greater than the carrying amount of the newly acquired entities, and further impairment testing on goodwill was unnecessary as of December 31, 2017.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

According to the above testing, an impairment loss of RMB28.8 million (US$ 4.4 million) for the long-term investments was recognized during the year of 2017.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

Fair value measurements

Financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, structured deposit (Note 5), other receivables, long-term investments and accounts payable. As of December 31, 2016 and 2017, the carrying values of these financial instruments, approximate their fair values due to their short-term maturities. The Group determined the fair value of the derivative redemption feature and the structured deposit with the assistance of an independent third -party valuation firm.

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Group’s revenues were derived principally from online lottery purchase services before voluntary suspension of this service since April 2015. During the voluntary suspension period, The Group diversified its revenue streams, and derived revenues from mobile gaming services, sports information services, online spot commodity trading services and online gaming services. Revenue is recognized in accordance with ASC 605, “Revenue Recognition” when all of the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured. And with ASC 606, “Revenue from Contracts with Customers” when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied.

The Company will apply the new revenue standard beginning January 1, 2018, and plans to adopt a modified retrospective approach upon adoption. The Group has set up an implementation schedule and is currently in the process of analyzing each of the Group’s revenue streams in accordance with the new revenue standard to determine the impact on the Group’s consolidated financial statements. Specifically, we recognize revenues based on the following revenue recognition principles:

Online lottery purchase services

The Group earns service income for online lottery purchase services and revenues are generated from processing lottery purchase orders from end users (“Service Fee”). The Group receives purchase orders from end users through its online platforms, which include website and mobile applications, and processes the orders with the lottery administration centers. Service Fee is received from the lottery administration centers based on the pre-determined service fee rate and the total amount of the processed orders. Pursuant to ASC 605-45, “Principal Agent Considerations”, the Group records Service Fee on a net basis because the Group is not the primary obligor in the arrangement, but acts as an agent in providing such purchase services. The Group did not generate any revenue from this service since April 2015 when the Group voluntarily suspended the online lottery purchase services due to the change of related government regulation in the PRC. It is uncertain when the services will be resumed.

Contingent service fee

The Group was also entitled to receive additional Service Fee from lottery administration centers when the total amounts of purchase orders reach an agreed threshold (“Contingent Service Fee”). As the Group is the agent in providing lottery purchase services, any Contingent Service Fee received is recorded as net revenue when the agreed thresholds are reached. Once the Group reaches the agreed thresholds, the Contingent Service Fee is then fixed and not subject to any adjustments. As a result of the voluntarily suspension of the online lottery purchase services mentioned above, the Group did not generate any revenue from this source either since April 2015, and it is uncertain when we will be able to generate this fee again in the future.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

Mobile Gaming Services

The Group provides mobile gaming services through its designated mobile applications Quiz, Night of Texas Hold’em Poker and Paiyou for Texas Hold’em Poker, and derives revenues from in-game virtual tokens and other virtual items in its game development operations. Once the users purchase virtual tokens or other virtual items through the Group’s own charging system, the Group has an implied obligation to provide the services which enable the virtual tokens or other virtual items to be displayed or used in the games. Thus, the Group initially records the proceeds received from the sales of virtual tokens and other virtual items as deferred revenue, and once they are consumed when the services are rendered to the respective paying players, the Group recognizes the attributable portion of the deferred revenue as revenue. For consumable virtual items representing items that are extinguished after consumption in the form of fixed charges levied on each round of games played, the Group recognizes revenue when the items are consumed and the related services are rendered, since the paying players will not continue to benefit from the virtual items thereafter. For durable virtual items that are accessible and beneficial to paying players over an extended period, the Group recognizes revenue ratably over the average life of durable virtual items for the applicable game, which the Group makes best estimates to be average playing period of paying players. The Group tracks each paying player’s log-in history to estimate the average playing period of paying players. While the Group believes its estimates to be reasonable

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mobile Gaming Services (continued)

based on sufficient available paying player information, it may revise such estimates in the future as the games’ operation periods change or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of the average paying player life would be applied prospectively.

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

Online spot commodity trading services

The Group provides online spot commodity trading services through our designated website and mobile application in Shenzhen Kaisheng. We provide our customers with reliable online spot commodity trading for gold trade and delay products across PC and mobile devices. We processed customer orders through a commercial bank, which is a member of Shanghai Gold Exchange in the past, and is in the process of forming a joint venture with another member of such exchange in the second quarter of 2018 to process its customer orders. Trading commissions are received from the commercial bank based on the pre-determined commission fee rate and the total amount of the processed orders. We began to generate a small amount of revenue from trading commissions on the online spot commodity trading services in 2017.

Online gaming services

The Group also provides online lottery betting and online casino platforms through our designated website in TMG, We earn difference between betting and winning for online lottery betting services and online casino platforms as revenues that are generated from our registered users. The registered users enter into certain terms and conditions when they first open their accounts with us. Lottery and Casino purchase orders are placed by users through our online platforms view website. Then we process these orders. Prior to processing orders, users prepay all purchase amounts. We pay users prizes when there are any winnings attributable to users. We record revenues on a net basis by deducting the winning amounts from betting amounts. Revenue comprises the fair value of the consideration received for the provision of internet gaming in the ordinary course of the company's activities, which is recognized when the outcome of an event is known.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of services

Account handling expenses

Account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors, were RMB7.0 million, RMB0.7 million and RMB3.7 million (US$0.6 million) in 2015, 2016 and 2017, respectively.

Server leasing and maintenance expenses

Server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services, were RMB7.6 million, RMB8.3 million and RMB9.2 million (US$1.4 million) in 2015, 2016 and 2017, respectively.

Lottery Insurance expenses

Lottery insurance expenses, are consist of insurance premiums payable to insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries after the acquisition of TMG in July 2017, were RMB7.0 million (US$1.1 million) in 2017.

Platform fee

Platform fees, are consist of fees payable to online gaming software suppliers for providing various online casino games on The Multi Group’s websites after the acquisition of TMG in July 2017, were RMB5.9 million (US$0.9 million) in 2017.

Regulatory and compliance fees

Regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue & Customs, Malta Gaming Authority and Certria EOOD after the acquisition of TMG in July 2017, were RMB0.6 million (US$0.1 million) in 2017.

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combination, were RMB1.2 million and RMB26.1 million (US$4.0 million) in 2016 and 2017, respectively.

Cost of services also comprises employee costs, business tax and surcharges and other direct costs incurred in providing services. These costs are expensed as incurred.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales and marketing expenses

Commission to certain internet companies

The Group is responsible to pay certain internet companies a predetermined fixed percentage of the total purchase or deposit amount only if 1) public users enter the Group’s website by redirection through these internet companies’ website, and/or 2) public users have successfully purchased any lottery tickets, virtual tokens, or betting, or deposited certain amounts of cash into their accounts in the Group’s website. The Group is responsible for providing respective services when such public users enter the Group’s website to purchase lottery tickets, virtual tokens or betting. Since these internet companies are providing similar services as those services that have been provided by the Group’s internal sales personnel agent, any relevant costs to be paid by the Group is treated as sales and marketing expenses.

Advertising expenditure

Advertising costs are expensed as incurred and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss). Advertising expenses for the years ended December 31, 2015, 2016 and 2017 were approximately RMB26,192, RMB347 and RMB967 (US$149), respectively.

Sponsorship expenses

The Group’s sales and marketing expenses also consist of payments under a sponsorship contract. Accounting for sponsorship payments is based upon specific contract provisions.

Generally, sponsorship payments are expensed on a straight-line basis over the term of the contract after giving recognition to periodic performance provisions of the contract. Prepayments made under the contract are included in prepayments based on the period to which the prepayments apply.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales and marketing expenses (continued)

Awards granted to certain qualified end users

All new end users are entitled to receive bonus credits from the Group upon the initial registration of their user accounts and all existing users are entitled to receive bonus credits from the Group by depositing a specified amount of cash into their user accounts during a marketing promotion period. The end users can only apply the bonus credits received against future lottery product purchases and online gaming orders processed by the Group. The bonus credits are recognized as sales and marketing expenses when the bonus credits are granted to the end users.

All new and existing end users are entitled to receive additional prize money for winning tickets from selected lotteries purchased through the Group during a marketing promotion period. The cost of the additional prize money is to be shared between the lottery administration centers and the Group at a predetermined percentage or funded entirely by the Group. As the Group does not receive an identifiable benefit in return for the consideration that is sufficiently separable from the lottery administration centers’ purchase of lottery processing services from the Group, the additional prize money provided to the lottery administration center, are recognized as a reduction of revenue at each period end in accordance with ASC 605-50, “Customer Payments and Incentives”. The additional prize money provided directly from the Group to customers are recognized as sales and marketing expenses when the prize are granted to the end users.

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Group leases certain office facilities under cancelable and non-cancelable operating leases, generally with an option to renew upon expiration of the lease term. In accordance with ASC 840, “Leases”, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the properties estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group had no capital leases for the years ended December 31, 2015, 2016 and 2017.

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

Share-based compensation

Share options and restricted shares granted to employees and directors

Share options and restricted shares granted to employees and directors are accounted for under ASC 718 (“ASC 718”), Compensation - Stock compensation. In accordance with ASC 718, the Group determines whether a share option or restricted shares should be classified and accounted for as a liability award or an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Group recognizes compensation expense using the accelerated method for share options and restricted shares granted with graded vesting based on service conditions, provided that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the share options and restricted shares that are vested at that date.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation (continued)

Share options and restricted shares granted to employees and directors (continued)

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (Loss) per share

The Group computes earnings per Class A and Class B ordinary shares in accordance with ASC 260 (“ASC 260”), “Earnings Per Share”, using the two class method. Under the provisions of ASC 260, basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income (loss) per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income (loss) per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income (loss) per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Group’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net loss per share of Class A ordinary shares, the undistributed earnings are equal to net loss for that computation.

For the purposes of calculating the Group’s basic and diluted earnings (loss) per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

Change in accounting principle

There were no changes during 2017 relating to (i) significant and critical accounting policies, (ii) critical accounting estimates and (iii) evaluation of the quality and application of the Company’s accounting policies and reasonableness of estimates.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board, or the FASB, issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which supersedes the revenue recognition requirements in ASC 605, “Revenue Recognition”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers-Deferral of the effective date” (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 issued in May 2014. According to ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group will apply the new revenue standard beginning January 1, 2018, and plans to adopt a modified retrospective approach upon adoption. The cumulative effect of initially applying the guidance will be recognized at the date of initial application is not expected to be material and prior periods will not be retrospectively adjusted. The Group has substantially completed the assessment and implementation work and does not expect the adoption of this standard to have a material impact on the Group’s net revenue in the consolidated statement of comprehensive income (loss) or will have a minimal impact by the new standard. The accounting treatment for the awards granted to certain qualified end user will be impacted the most by the adoption of this ASU. Specifically, the recognition of revenue associated with the awards will be impacted by eliminating the current accrual for the cost of the bonus awarded at the time of play and instead deferring the portion of the revenue received from the customer at the time of play and attributed to the awarded points until a later period when the bonus are redeemed or forfeited. The revenue deferral will be calculated from the portion of the transaction price allocated to the bonus based upon their retail value. Under the former guidance, the cost of the bonus was recorded as an operating expense through the consolidated statements of comprehensive income (loss).

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), “Financial Instruments”. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently adopting this standard on its consolidated financial statements beginning after December 15, 2017.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

In May 2017, the FASB issued ASU No. 2017-09, Scope of Modification Accounting, to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted and application is prospective. The Group has not early adopted this update and it will become effective on January 1, 2018. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), and Derivatives and Hedging (Topic 815). The guidance of Part I is to clarify accounting for certain financial instruments with down round feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (“EPS”) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features. The amendments also recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. The amendments in Part I of ASU No. 2017-11 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Group has not early adopted this update and it will become effective on July 1, 2020. The Group is currently evaluating the impact of our pending adoption of ASU 2017-11 on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. ASU No. 2018-02 is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Group has not early adopted this update and it will become effective on July 1, 2019. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 - Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 ("SAB 118") that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Group has evaluated the impact of the Act as well as the guidance of SAB 118 and incorporated the changes into the determination of a reasonable estimate of the deferred tax and appropriate disclosures in the notes to our consolidated financial statements (see Note 12).

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits and accounts receivable. As of December 31, 2017, substantially all of the Group’s cash and cash equivalents and time deposits were deposited in financial institutions located in the PRC, Hong Kong, Malta, Japan and USA, which management believes are of high credit quality. Accounts receivable are typically unsecured and derived from commission earned from lottery administration centers in the PRC. The risk with respect to accounts receivable ismitigated by credit evaluations the Group performs on its lottery administration centers and its ongoing monitoring of outstanding balances.

Certain Risks and Uncertainties

The Group’s newly acquired subsidiary, the Multi Group’s operations are dependent on its continued licensing by the Nordic countries gaming regulatory bodies such as the Curacao e-Gaming license, the remote gambling licenses from Malta, the remote operating licenses from the UK, and the remote bookmaker’s license from Ireland. The loss of a license could have a material adverse effect on future results of its operations. The Group is dependent on the PRC and European markets for a significant number of its patrons and revenues. If economic conditions in these areas deteriorate or additional gaming licenses are awarded to other competitors, the Group’s results of operations could be adversely affected.

The Group is also dependent on the PRC economy in general, and any deterioration in the national economic, energy, credit and capital markets could have a material adverse effect on future results of operations. The Group is dependent upon a stable gaming and admission tax structure in the locations in which it operates. Any change in the tax structure could have a material adverse effect on future results of operations.

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

Current vulnerability due to change of regulations or policies

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

3.	CONCENTRATION OF RISKS (continued)

Current vulnerability due to change of regulations or policies (continued)

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

Although the Group is one of the two entities that had been approved by the MOF to conduct online sales of sports lottery products in PRC on behalf of China Sports Lottery Administration Center, the Group decided to voluntarily and temporarily suspend all of its lottery sales services on April 4, 2015. As of December 31, 2017, the online lottery sales business is still not resumed.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION

Business Combination in 2017:

Acquisition of Daguoxiaoxian

On May 8, 2017, Shenzhen Qufan entered into a share purchase agreement with the shareholder of Daguoxiaoxian, named Fu Rong, to acquire 70% equity interests of Daguoxiaoxian with the consideration of RMB2.0 million (“Purchase agreement”). Previously, Daguoxiaoxian mainly operates market promotion business and also owns a gaming cooperation agreement (“cooperation agreement”) with Tianjin Zhongqiweiye Sports development Co., Ltd.

By obtaining the cooperation agreement, Daguoxiaoxian is authorized to operate China Competitive Poker Championship, from May 14, 2017 to May 14, 2018, with one-year extension upon the expiration if no objection between both parties. The Group acquired Daguoxiaoxian primarily for the cooperation agreement.

Acquisition of The Multi Group

On July 17, 2017 (“the acquisition date”), the Company acquired 93.0% equity interest of The Multi Group (“TMG”) through 500.com Limited for a total consideration of approximately EUR49.8 million (US$59.9 million). The Multi Group engages in operating Multilotto.com (“Multilotto”) which is considered one of the top online lottery betting and online casino platforms in the Nordic countries where it holds substantial market share.

As of July 17, 2017, the Group settled payment of EUR49,754 cash consideration for the acquisition.

The Group recognized RMB18,766(US$2,884) of acquisition-related costs that were expensed in the current period. These costs are included in the line item “General and administrative expenses” in the statement of comprehensive income (loss).

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date. The Group obtained a third-party valuation of certain intangible assets. The calculation of RMB amount was based on the exchange rate of 1.00 EUR to 7.7514 RMB of the acquisition date on July 17, 2017.

	Amount	Amount	Amount	Amortization Years
	EUR	RMB	USD
License	19,400	150,377	23,113	10.0
Brand name	11,100	86,041	13,224	10.0
Software	900	6,976	1,072	5.0
Others	7,116	55,159	8,478
Total identifiable assets acquired	38,516	298,553	45,887

Deferred tax liabilities	(1,164)	(9,023)	(1,694)
Other current liabilities	(1,422)	(11,022)	(1,387)
Total liabilities assumed	(2,586)	(20,045)	(3,081)

Net identifiable assets acquired	35,930	278,508	42,805
Noncontrolling interests#	2,915	22,595	3,473
Total Consideration	49,754	385,662	59,275
Goodwill	16,739	129,749	19,943

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION (continued)

In accordance with the acquisition agreement, the Group is obligated to purchase the remaining 7% equity interest of The Multi Group at the option of the non-controlling shareholder, which is outside the control of the Group (upon the occurrence of an event that is not solely within the control of the issuer). As such, the noncontrolling interest relating to this portion of put options is presented as redeemable noncontrolling interest in mezzanine equity and be initially measured at its fair value in accordance with ASC 480-10-S99-3A.

The fair value of redeemable noncontrolling interest was initially recorded as the value assessed by the third-party on the acquisition day and is increased or decreased based on earnings or losses of the investments allocable to the noncontrolling interest. Accordingly, the carrying value of the noncontrolling interest as of December 31, 2017 is stated as follows:

	For the year ended December 31, 2017
	EUR	RMB	USD

Noncontrolling interest-valuation*	2,915	22,595	3,472
Total comprehensive income attributable to noncontrolling interest	(70)	(543)	(83)

Redeemable noncontrolling interest	2,845	22,052	3,389

*Noncontrolling interest in EUR was evaluated by third party appraiser as of the acquisition day. The calculation of RMB amount was based on the exchange rate of 1.00 EUR to 7.7514 RMB at the acquisition date.

Goodwill, which is not tax deductible, is primarily attributable to the excess of the consideration and fair value of noncontrolling interest over the fair value of the net identifiable assets of the acquiree and is related to synergies expected to be achieved from the acquisition.

Acquired intangible assets have weighted average economic lives from the date of purchase as follows:

License	10.0 years
Brand name	10.0 years
Software	5.0 years

As of the acquisition date, the fair value of the 7% noncontrolling interest in The Multi Group is estimated to be EUR2,915. The fair value of the noncontrolling interest was estimated using the Income Approach. As The Multi Group was a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (a) internal rate of return of 16%; (b) a long-term sustainable growth rate of 2%; (c) adjustment of risk premium of 3%; and (d) financial multiples of companies in the same industry as The Multi Group.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION (continued)

Since the acquisition date, The Multi Group contributed revenues of RMB49,370 (EUR6,447) and net income of RMB2,959 (EUR386) to the Group for the year ended 2017.

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2016 and 2017, as if the acquisition had been completed on January 1, 2016. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the years ended December 31, (unaudited)
	2016	2016	2017	2017	2017
	EUR	RMB	EUR	RMB	USD

Pro forma total revenues	11,686	76,893	12,188	93,334	14,345
Pro forma net income (loss)	2,519	16,576	(1,614)	(12,360)	(1,900)
Pro forma net income (loss) attributable to 500.com Limited	2,343	15,416	(1,501)	(11,495)	(1,767)

These amounts have been calculated after applying the Company’s accounting policies.

Business Combination in 2016:

Acquisition of Qufan Cayman, Qufan HK and Shenzhen Qufan:

On November 25, 2016 (“the acquisition date”), the Group invested in ordinary shares representing a 51.0% equity interest in each of Qufan Internet Technology Inc. (including Qufan Internet Technology (HK) Limited as wholly owned subsidiary) and Shenzhen Qufan Network Technology Co., Ltd. (together “Qufan”), an operator of mobile social poker games, for an aggregate cash consideration and contingent consideration of RMB110.5 million. The Group expected to cooperate with Qufan to help develop and promote its mobile social poker games platform.

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION (continued)

The contingent consideration arrangement requires the Group to pay the consideration of RMB57,840 to Qufan Cayman’s shareholders. The fair value of the contingent consideration arrangement at the acquisition date was RMB52,240 while on December 2017 was RMB54,550, respectively. As the Group disposed Qufan Cayman and Shenzhen Qufan on February 9, 2018, the contingent consideration was offset against the disposal consideration and was no longer required to be paid.

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

	Amount	Amortization Years
	RMB

Cash	439
Mobile applications	60,200	5.0
Other receivables	37,863
Total identifiable assets acquired	98,502

Deferred tax liabilities	(15,050)
Other current liabilities	(10,281)
Total liabilities assumed	(25,331)

Net identifiable assets acquired	73,171
Noncontrolling interests	98,784
Total Consideration	105,000
Goodwill	130,613

Goodwill, which is not tax deductible, is primarily attributable to the excess of the consideration and fair value of noncontrolling interest over the fair value of the net identifiable assets of the acquiree and is related to synergies expected to be achieved from the acquisition.

Acquired intangible assets consist primarily of mobile applications, which have estimated weighted average economic lives of 5 years from the date of purchase.

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION (continued)

Since the acquisition date, Qufan contributed revenues of RMB5,669 and RMB59,465 (US$9,140) and net income of RMB706 and RMB15,328 (US$2,356) to the Group for the year ended 2016 and 2017, respectively.

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

	For the years ended December 31, (unaudited)
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

The Group has subsequently disposed Qufan in February 2018 due to a change of business strategy.

Acquisition of Shenzhen Caiyu:

On July 25, 2016 (“the acquisition date”), one of the Group’s VIE subsidiaries, Guangtiandi acquired 100.0% equity interest in Shenzhen Caiyu, a provider of sports information in China, for an aggregate cash consideration of RMB1.0 million but assumed liabilities of RMB2.7 million. Shenzhen Caiyu provides a comprehensive sports information portal via a designated mobile application, which covers (i) real time soccer match information; and (ii) data-driven soccer match predictions generated by our proprietary analysis engine. Users can also post free or pay-per-view contents such as proprietary observations and analyses on the sports information portal.

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.	BUSINESS COMBINATION (continued)

Since the acquisition date, Shenzhen Caiyu contributed revenues of RMB1,792 and net loss of RMB424 to the Group for the year ended 2016 and revenues of RMB10,897 (US$1,675) and net income of RMB94 (US$14) to the Group for the year ended 2017.

The Group subsequently disposed Shenzhen Caiyu on November 2, 2017 due to a change in business strategy and recognized a disposal gain of RMB5,477 (US$842) in the year of 2017.

The actual results of operation after the acquisition date and pro forma results of operations for the acquisition of Shenzhen Caiyu are not presented because the effects were immaterial.

5.	INVESTMENTS

Short-term Investments

Short-term investments of the Group comprised of a structured deposit investment. The Structured deposit was carried at fair value of RMB100,000 and RMB120,000 (US$18,444) as of December 31, 2016 and 2017, respectively.

Besides the increase in principal of Structured deposits of RMB20,000 (US$3,074) in 2017, there was no other change in fair value of the Structured deposits during the years ended December 31, 2016 and 2017.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.	INVESTMENTS (continued)

Long-term Investments

Long-term investments consisted of the following:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	US$
Cost Method Investments
Private companies	45,156	47,214	7,256
Limited partnerships	19,137	22,290	3,426
Cost of cost method investments	64,293	69,504	10,682
Impairment loss on equity investment	(8,583)	(3,267)	(502)
Carrying amount of cost method investments	55,710	66,237	10,180

Equity Method Investments
Private company	5,500	-	-
Listed company	-	283,655	43,597
Limited partnership	20,796	27,331	4,201
Cost of equity method investments	26,296	310,986	47,798
Impairment loss on equity investment	-	(27,893)	(4,287)
Loss from equity method investment	(813)	(2,257)	(347)
Carrying amount of equity method investments	25,483	280,836	43,164

Available-for-sale investments
Available-for-sale investments	3,512	-	-
Change in fair value of available-for-sale investments	754	-	-
Carrying amount of available-for-sale investments	4,266	-	-
Total carrying amount of long-term investments	85,459	347,073	53,344

Cost method investments

Private companies

In January 2014, the Group acquired 20% of the share capital of Beijing Huanlelingdang Technology Co., Ltd. (“Huanlelingdang”), a non-listed company, at a cash consideration of RMB5,000. In March 2017, Huanlelingdang was subsequently disposed for a gain of RMB302 (US$46).

In April 2014, the Group acquired 19% of the share capital of Shenzhen Hewei Technology Co., Ltd. (“Hewei”), a non-listed company, for a cash consideration of RMB114. The Company has made a liquidation of Hewei in January 2017 with no consideration received.

In March 2015, the Group acquired 10% of the share capital of Hzone Holding Company, a non-listed company, for a cash consideration of US$2,000. In March 2016, the Group changed 10% of the share capital of Hzone Holding Company, a non-listed company to its VIEs Beijing Huizhong wealth investment management Co., Ltd.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.	INVESTMENTS (continued)

Long-term Investments (continued)

Cost method investments (continued)

In March 2015, the Group acquired 2% of the share capital of Big Stomach Limited, a non-listed company, for a cash consideration of US$500.

In August 2015, the Group acquired 1.29% of the share capital of Topgame Global Limited, a non-listed company, for a cash consideration of US$1,373. The Group also acquired 1.29% of the share capital of its VIEs, Caicaihudong (Beijing) Technology Co., Ltd. and Youwang Technology (Shanghai) Co., Ltd., for cash consideration of RMB13 and RMB477, respectively.

In June 2016, the Group acquired 0.84% of the share capital of Beijing Weisaishidai Sports Technology Co., Ltd, for a cash consideration of RMB10,000.

In November 2016, the Group acquired 2% of the share capital of Techelix Co., Ltd, a non-listed company, for a cash consideration of US$600.

In March 2017, the Group acquired 5% of the share capital of Cheerful Interactive Limited, a non-listed company, for a cash consideration of US$1,250.

All of these above-mentioned investments were classified as cost method investments as the Group does not have significant influence over these entities. For the year ended December 31, 2016, the Group recognized an impairment loss of RMB3,469 in Big Stomach Limited and an impairment loss of RMB114 in Hewei Technology Co., Ltd. There was no additional impairment recognized for the year ended December 31, 2017. Additionally, the Group determined that it is not practicable to estimate their fair values for disclosure purposes.

Limited partnerships

In June 2014, the Group and Danhua Capital L.P (“Danhua”) entered into a subscription agreement, whereby the Group agreed to purchase limited partnership interest in Danhua’s fund (the “Fund”) in the amount of US$1,000, which entitles the Group an aggregate equity interest of approximately 1.1% in the Fund. The Group fully funded the subscription to the Fund as of December 31, 2016. There is no unfunded commitment to the Fund as of December 31, 2017.

The Fund’s investment strategy is primarily to invest in emerging companies operating in the USA and PRC. The Fund’s investments are focused in the technology, media and telecommunications sectors. The Fund is scheduled to be in existence until November 15, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.	INVESTMENTS (continued)

Long-term Investments (continued)

Cost method investments (continued)

In June 2015, the Group and Beijing Heimatuoxin Venture Capital L.P. (“Heimatuoxin”) entered into a subscription agreement, whereby the Group agreed to purchase 3.49% limited partnership interest in Heimatuoxin for the total amount of RMB3,000. As of the end of December 2017, the Group received RMB707 dividend from Heimatuoxin.

Heimatuoxin’s investment strategy is primarily to invest in emerging companies operating in the PRC. Heimatuoxin’s investments are focused in the technology, media and telecommunications sectors. Heimatuoxin is scheduled to be in existence until April 16, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In June 2016, the Group and Shanghai Jingyan Corporate Development Centre L.P. (“Jingyan”) entered into a subscription agreement, whereby the Group agreed to purchase 4.64% limited partnership interest in Jingyan for a total amount of RMB6,000. In September, 2017, the equity interest was diluted to 4.45% because of the joining of additional limited partners. As of December 31, 2017, the Group has invested a total of RMB4,020 in Jingyan.

Jingyan’s investments are focused in the consulting services of corporate management, business information, exhibition, media and telecommunications sectors. Jingyan is scheduled to be in existence until the fifth anniversary of the Initial Contribution Date, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In December 2016, the Group and zPark Capital Ⅱ,L.P. (“zPark”) entered into a subscription agreement, whereby the Group agreed to purchase 2% limited partnership interest in zpak for a total amount of US$1,000. In July 2017, the limited partnership interest was diluted to 1.78% due to the joining of additional limited partners. The Group paid the subscription in full to zPark in 2016, and there was no outstanding payment as of December 31, 2017.

zPark’s investment strategy is primarily to make venture capital investments, principally by investing in and holding equity and equity-oriented securities of privately held early-stage technology companies, with an emphasis on companies with a connection to China, Japan and other Asia markets. The general purposes of zPark are to buy, hold, sell and otherwise invest in Securities, whether readily marketable or not; to exercise all rights, powers, privileges and other incidents of ownership or possession with respect to Securities held or owned by zPark; to enter into, make and perform all contracts and other undertakings. zPark is scheduled to be in existence until the tenth anniversary of the Initial Contribution Date, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.	INVESTMENTS (continued)

Long-term Investments (continued)

Equity method investments

Private company

In April 2015, the Group acquired approximately 19% of the share capital of Shanxi Xibianyuan Technology Co., Ltd. (“Xibianyuan”), a non-listed company, for a cash consideration of RMB5,500. The company subsequently disposed Xibianyuan in June 2017 and recognized an investment gain of RMB608 (US$93) in the consolidated statements of comprehensive loss.

Publicly listed company

On June 6, 2017, the Company acquired from Melco LottVentures Holdings Limited an aggregate of 1,278,714,329 shares (the “Sale Shares”) of Loto Interactive Limited (“Loto Interactive”, formerly known as MelcoLot Limited), a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), representing approximately 40.65% of Loto Interactive’s existing issued share capital as of the acquisition date. The total consideration paid for the Sale Shares is approximately HK$322.2 million (US$41.3 million), equivalent to approximately HK$0.252 per Sale Share.

Loto Interactive is principally engaged in the provision of lottery-related technologies, systems and solutions to two state-run lottery operators in China, namely the China Welfare Lottery Issuance Centre and China Sports Lottery Administration Centre (“CSLA”). Loto Interactive is a distributor of high quality, versatile lottery terminals and parts for CSLA, which is the exclusive sports lottery operator in China. Loto Interactive provides game upgrading technology and system maintenance service for the rapid-draw game “Shi Shi Cai” in Chongqing Municipality. The Group’s proportionate share of Loto Interactive’s net loss recognized in the Statements of Comprehensive loss was RMB2,469 (US$379) during the year ended December 31, 2017.

Limited partnership

In April 2015, the Group and Guangda Sports Culture Capital L.P (“Guangda Sports Culture”) entered into a subscription agreement, whereby the Group agreed to purchase 9.9% limited partnership interest in Guangda Sports Culture’s fund for a total amount of RMB20,000, which was fully funded as of December 31, 2015.

Guangda Sports Culture’s investment strategy is primarily to invest in emerging companies operating in the PRC. Guangda Sports Culture’s investments are focused in the sports sectors. Guangda Sports Culture is scheduled to be in existence until February 9, 2018, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement. The Group’s proportionate share of Guangda’s net income recognized in earnings was RMB341 (US$52) during the year ended December 31, 2017.

In Feb 2017, the Group and Sparkland Venture Capital Growth Fund L.P (“Sparkland”) entered into a subscription agreement, whereby the Group agreed to purchase 6.67% limited partnership interest in Sparkland’s fund for a total amount of US$1,000, which was fully funded as of December 31, 2017.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.	INVESTMENTS (continued)

Long-term Investments (continued)

Equity method investments (continued)

All of these above-mentioned investments were classified as equity method investments as the Group does have significant influence over the entities. For the year ended December 31, 2017, the Group recognized an impairment accounted RMB28,781 (US$4,424) of Loto Interactive and accounted a total amount of RMB2,128(US$327) net operating losses from these equity method investments.

Available-for-sale investments

In April 2016, the Group acquired 37,500 ADS of the share capital of Yintech Investment Holdings Limited (“Yintech”), a listed company on NASDAQ, for a cash consideration of US$506. In May 2017, the Group sold these ADS of Yintech for a loss of US$118.

6.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	US$

Accounts receivable	19,847	19,847	3,050
Less: Allowance for doubtful accounts	(19,847)	(19,847)	(3,050)

Accounts receivable, net	-	-	-

After voluntary suspension since April 2015, considering age of these receivables and after exhausting all collection efforts, the Group believes that the collection of the amount is no longer probable. The Group wrote off all of the outstanding accounts receivable at the end of year 2015.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

7.	PREPAYMENTS, OTHER RECEIVABLES AND DEPOSITS

Prepayments and other receivables consist of the following:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	US$

Receivables from third party payment service providers	13,450	1,893	291
Interest receivables	4,882	1,158	178
Deposit for share repurchase *	16,557	13,318	2,047
Receivables of remaining consideration **	71,820	-	-
Deferred sponsorship and advertising expenses	-	3,673	565
Prepaid insurance	-	5,344	821
Deferred expense***	-	15,063	2,315
Receivables for disposal of long-term investments****	-	9,322	1,432
Others	18,825	24,278	3,730
	125,534	74,049	11,379

* Deposit for share repurchase represents cash paid in advance by the Group under the share repurchase program commenced in 2015. The Group has received this deposit in Feb 2018.

** Receivables of remaining consideration represent the remaining cash consideration relating to the disposal of equity interest in Sumpay.cn as of December 31, 2016, which has been fully collected in March 2017.

*** Deferred expense represents cash paid in advance to vendors, such as consultant expense, marketing promotion expense and platform fee, which would be amortized according to their respective service periods.

**** Receivables for disposal of long-term investment represent the receivables from the disposal of Caiyu and Xibianyuan as of December 31, 2017. In March 2018, the amount related to the disposal of Xibianyuan has been fully collected.

Deposits consist of the following:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	US$

Deposits for office leases and others	5,810	5,764	886

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	US$

Electronics and office equipment	37,846	44,011	6,764
Motor vehicles	11,783	12,828	1,972
Leasehold improvements	49,045	106,904	16,431

Property and equipment, cost	98,674	163,743	25,167
Less: Accumulated depreciation	(44,739)	(56,752)	(8,723)

Property and equipment, net	53,935	106,991	16,444

Depreciation expenses were approximately RMB10,209, RMB12,865 and RMB13,400 (US$2,060) for the years ended December 31, 2015, 2016 and 2017, respectively.

9.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	US$
Cost:
Computer software	3,576	24,649	3,788
License agreement	800	152,277	23,405
Mobile applications	60,200	60,200	9,253
Internet domain name	2,861	3,023	465
Brand name	-	86,041	13,224
	67,437	326,190	50,135
Accumulated amortization:
Computer software	(2,320)	(8,059)	(1,239)
License agreement	(800)	(8,059)	(1,239)
Mobile applications	(1,188)	(13,228)	(2,033)
Internet domain name	(1,582)	(1,814)	(279)
Brand name	-	(3,944)	(606)
	(5,890)	(35,104)	(5,396)

Intangible assets, net	61,547	291,086	44,739

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

9.	INTANGIBLE ASSETS, NET (continued)

Amortization expenses were approximately RMB1,361, RMB6,846 and RMB26,102 (US$4,012) for the years ended December 31, 2015, 2016 and 2017, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

	RMB	US$

2018	41,760	6,418
2019	41,281	6,345
2020	38,981	5,991
2021	36,749	5,648
2022 and thereafter	132,315	20,337

	291,086	44,739

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	US$

Advance from end users*	34,388	35,888	5,516
Business tax and other taxes payable	3,280	4,118	634
Deferred government grant	5,018	2,807	431
Professional fees payable	15,136	12,039	1,850
Promotional events payables	7,921	8,120	1,248
Decoration payables**	-	5,328	819
Unpaid consideration for business combination***	104,490	54,550	8,384
Others	13,922	29,487	4,532

	184,155	152,337	23,414

* Advance from end users represents payments received by the Group in advance from the end users prior to the services provided.

** Decoration payables represent the decoration expenses accrued including office furniture mainly for the new office building rented in Nanshan district, Shenzhen, which became formally functional in December 2017.

*** Unpaid consideration for business combination represents the unpaid cash consideration and contingent consideration relating to the acquisition of Qufan as of December 31, 2017. On February 9, 2018, the Company announced that it has disposed of its 51% equity interest in Qufan for a total consideration of RMB127,500, which will be offset by the unpaid contingent consideration of RMB54,550.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

11.	ACCUMULATED DEFICIT AND STATUTORY RESERVE

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

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s PRC subsidiary, E-Sun Sky Computer and Qufan Information Technology, being foreign-invested enterprises established in the PRC, are required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. E-Sun Sky Computer and Qufan Information Technology are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the E-Sun Sky Computer and Qufan Information Technology.

In accordance with the China Company Laws, the Company’s VIEs are PRC domestic companies (i.e. E-Sun Network, E-Sun Sky Network, Youlanguang Technology, Guangtiandi Technology, Guangyi Network, Tongfu Technology, 500Fu, Lhasa Yicai, Shenzhen Yicai, Shenzhen Fenggu, Baifengrun Technology, Shenzhen Kaisheng, Shenzhen Qufan and Daguoxiaoxian), and they must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of each individual VIE.

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

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	US$

PRC statutory reserved funds	30,224	30,882	4,746
Unreserved accumulated deficit	(568,552)	(888,633)	(136,580)

	(538,328)	(857,751)	(131,834)

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

11.	ACCUMULATED DEFICIT (continued)

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital, statutory reserve funds and retained earnings of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB317,894 (US$48,859) as of December 31, 2017. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 are disclosed in Note 21.

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

USA

500.com USA is incorporated in the USA and does not conduct any substantive operations of its own. No provision for USA income tax has been made in the financial statements as 500.com USA had no assessable income for the years ended December 31, 2015, 2016 and 2017.

British Virgin Islands

Under the current laws of the British Virgin Islands, BVI is not subject to tax on income or capital gains.

United Kingdom

500.com UK is incorporated in the UK and does not conduct any substantive operations of its own. No provision for UK income tax has been made in the financial statements as 500.com UK had no assessable income for the year ended December 31, 2016 and 2017.

Curacao

Under the current laws, profits tax in Curacao is generally assessed at the rate of 2% of taxable income.

Malta

Under the current laws, profits tax in Malta is generally assessed at the rate of 35% of taxable income. When dividend is paid or declared to the holding company, the paying entity is entitled to claim 6/7 of the profit tax paid as refund, which may effectively reduce income tax rate to 5%.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

Cyprus

Round Spot Services Ltd is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as Round Spot Services Ltd had no assessable income for the year ended December 31, 2017.

Australia

Multilotto Australia PTY Ltd is incorporated in Australia and does not conduct any substantive operations of its own. No provision for Australia income tax has been made in the financial statements as Multilotto Australia PTY Ltd had no assessable income for the year ended December 31, 2017.

Hong Kong

Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income.

Japan

500.com Nihon Co., Ltd is incorporated in Japan in July 2017 and does not conduct any substantive operations of its own. No provision for Japan income tax has been made in the financial statements as 500.com Nihon Co., Ltd had no assessable income for the year ended December 31, 2017.

People’s Republic of China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology, E-Sun Network, 500Fu, Guangyi Network, Shenzhen Yicai, Shenzhen Fenggu, Tongfu Technology and Baifengrun Technology are subject to the EIT rate of 25% in 2015, 2016 and 2017. Shenzhen Kaisheng is subject to the EIT rate of 25% in 2016 and 2017.

In October 2011, E-Sun Sky Network obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2011. In September 2014, E-Sun Sky Network renewed the certificate of “High-tech Enterprise” and was still able to extend the preferential income tax rate of 15% for additional three years until September 30, 2017. In 2014, E-Sun Sky Network obtained the certificate of “Key Software Enterprise” and therefore was granted a preferential income tax rate of 10% for the year ended December 31, 2014. Thus, E-Sun Sky Network was taxed at the lower preferential tax rate of 10% in 2014, and taxed at the preferential tax rate of 15% in 2015 due to the expiration of the “Key Software Enterprise” certificate. For 2016 and 2017, E-Sun Sky Network is subject to the EIT rate of 25% due to the suspension of online lottery sales in the PRC. E-Sun Sky Network did not generate any income for the years ended December 31, 2015, 2016 and 2017 as a result of the suspension.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

In March 2011, E-Sun Sky Computer obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2011 was the first year of EIT exemption for E-Sun Sky Computer. In November 2015, E-Sun Sky Computer obtained the certificate of “High-tech Enterprise” and was granted a preferential income tax rate of 15% for the three years commencing from 2016. E-Sun Sky Computer is subject to EIT at the rate of 12.5% in 2014 and 2015. For 2016 and 2017, E-Sun Sky Computer is subject to the EIT rate of 25% due to the suspension of online lottery sales in the PRC. E-Sun Sky Computer did not generate any income for the years ended December 31, 2015, 2016 and 2017 as a result of the suspension.

In June 2013, Guangtiandi Technology obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2013 and 2014 was the first two years of EIT exemption for Guangtiandi Technology. Guangtiandi Technology is subject to EIT at the rate of 12.5%, 12.5% and 12.5% in 2015, 2016 and 2017, respectively. Guangtiandi did not generate any income for the years ended December 2015 and 2016 and recognized an accumulated taxable loss as of December 2017.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry”. According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15% in 2015, 2016 and 2017. Additionally, Lhasa Yicai is also exempt from provincial allocated corporate income tax during January 1, 2015 to December 31, 2017 according to local tax law. Lhasa Yicai did not generated any income for the years ended December 31, 2015, 2016 and 2017.

In March 2017, Shenzhen Qufan obtained the certificate of “Software Enterprise”, and was granted an exemption of EIT for its first two years of operations and a half reduction in tax rate for the succeeding three years commencing from the first profit-making year. 2015 was the first year of EIT exemption for Shenzhen Qufan. Thus, Shenzhen Qufan was exempt from paying income tax in both 2015 and 2016 and was subject to the reduced income tax rate of 12.5% in 2017. The income tax savings as a result of this tax holiday for Shenzhen Qufan were RMB4,399 (US$676) and RMB702 for the years ended December 31, 2017 and 2016, respectively. Per share effect of the tax holiday for Shenzhen Qufan was RMB0.01 and RMB0.002 for the years ended December 31, 2017 and 2016.

(Loss)/income before income taxes consists of:

	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Cayman Islands	(163,416)	(179,348)	(163,239)	(25,089)
British Virgin Islands	-	(31)	(3)	-
USA	(2,320)	(3,809)	(4,703)	(723)
Hong Kong	(1,470)	(10,524)	(10,929)	(1,680)
Japan	-	-	(174)	(27)
Malta	-	-	(4,321)	(664)
Curacao	-	-	7,449	1,145
Cyprus	-	-	(13)	(2)
Australia	-	-	-	-
PRC	(115,034)	(12,483)	(152,575)	(23,451)

	(282,240)	(206,195)	(328,508)	(50,491)

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive (loss) income are as follows:

	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Current tax (expense) benefit	(1,890)	(3,553)	12,771	1,963
Deferred tax (expense) benefit	(40,079)	496	(405)	(62)

Income tax (expense) benefit	(41,969)	(3,057)	12,366	1,901

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax (benefit) expense is as follows:

	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Income (loss) before income taxes	(282,240)	(206,195)	(328,508)	(50,491)
Income tax computed at applicable tax rates (25%)	(70,560)	(51,549)	(82,127)	(12,623)
Effect of different tax rates in different jurisdictions	1,206	4,743	693	107
Non-deductible expenses	47,324	54,588	87,632	13,468
Effect of tax rate changes	(24,125)	(1,841)	-	-
Change in valuation allowance	88,661	(5,144)	-	-
Changes in interest and penalties on unrecognized tax benefits	3,920	3,105	5,098	784
Effect of EIT reversal for previous years	(2,099)	2,760	(19,704)	(3,028)
Research and development super-deduction	(2,363)	(2,947)	(1,364)	(210)
Others	5	(658)	(2,594)	(399)
	41,969	3,057	(12,366)	(1,901)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Balance at beginning of year	38,901	42,983	38,457	5,911
Increase relating to current year tax positions	7,496	3,630	5,194	798
Decrease relating to prior year tax positions	(1,119)	(3,204)	(1,595)	(245)
Decrease relating to expiration of applicable statute of limitations	(2,295)	(4,952)	(17,758)	(2,729)

Balance at end of year	42,983	38,457	24,298	3,735

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

The Group recognizes interest accrued related to unrecognized tax benefits in taxation expenses. During the years ended December 31, 2015, 2016 and 2017, the Group recognized approximately RMB4,534, RMB4,932 and RMB5,098 (US$784) in interest on these unrecognized tax benefits and reversed approximately RMB614, RMB1,827 and RMB7,667 (US$1,178) in interest. The Group had accrued approximately RMB6,884, RMB9,989 and RMB7,420 (US$1,140) for the interest on these uncertain taxes as of December 31, 2015, 2016 and 2017, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Group’s tax filings. As of December 31, 2017, the PRC subsidiaries 2014 to 2017 tax returns remain open to examination.

The components of deferred taxes are as follows:

	2016	2017	2017
	RMB	RMB	US$

Deferred tax assets, non-current portion
Advertising expenditure deductible in future years	58,654	61,191	9,405
Deferred revenue	-	982	151
Deferred government grants	2,417	2,417	371
Loss from equity method investment	203	203	31
Bad debt provision	4,962	5,097	783
Accrued rental expense	817	817	126
Impairment loss	1,250	1,250	192
Net operating losses (“NOLs”)	16,411	34,700	5,333
Less: valuation allowance	(84,714)	(106,657)	(16,392)

Total deferred tax assets, non-current portion	-	-	-

Deferred tax liabilities, non-current portion
Apps and other licenses arisen from business combination	(14,902)	(19,475)	(2,993)

Total deferred tax liabilities, non-current portion	(14,902)	(19,475)	(2,993)

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2017, the Group had NOLs of approximately RMB226,617 (US$34,830) from several of its VIEs, which can be carried forward to offset future net profit for income tax purposes. The NOLs as of December 31, 2017 will expire in years 2018 to 2022 if not utilized.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

12.	INCOME TAXES (continued)

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB448,176 and RMB255,333 (US$39,244) as of December 31, 2016 and 2017, respectively. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. The related unrecognized deferred tax liabilities were approximately RMB44,818 and RMB25,533 (US$3,924) as of December 31, 2016 and 2017, respectively.

13.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately RMB12,587, RMB15,591 and RMB14,160 (US$2,176) for the years ended December 31, 2015, 2016 and 2017, respectively.

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

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

On June 19, 2014, the Company granted 2,000,000 options to directors and 32,561,800 options to employees, with an exercise price of US$3.232 per share (US$32.32 per ADS). For awards to directors, 666,690 options will be vested on November 22, 2014, 666,690 options will be vested on November 22, 2015, and 666,620 options will be vested on November 22, 2016. For awards to employees, 5,437,820 options will be vested upon the first anniversary of the grant date, 10,843,080 options will be vested upon the second anniversary of the grant date, and the last vest date of the remaining unexercised shares options was extended by our board of directors from June 19, 2017 to June 19, 2018.

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

14.	SHARE-BASED PAYMENT (continued)

On August 15, 2017, the Company granted 12,230,280 restricted share units ("RSUs") to employees. For these rewards, 4,035,994 options will be vested on March 1, 2018, 4,035,994 options will be vested on December 31, 2018, and 4,158,292 options will be vested on December 1, 2019.

On November 22, 2017, the Company granted 350,000 RSUs to directors, which will be vested on November 21, 2018.

A summary of share option and restricted shares activity and related information for the year ended December 31, 2017 is as follows:

Share options granted to employees and directors

	Number of option	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	US$	(Years)	US$’000

Outstanding, January 1, 2017	55,382,320	1.70	1.12	2.65
Granted	-	-	-		-
Forfeited	(12,500,000)	1.79	0.90
Exercised	(894,760)	1.22	1.28
Outstanding, December 31, 2017	41,987,560	1.04	1.18	1.59	3,986
Vested and expected to vest at December 31, 2017	41,762,129	1.05	1.19	1.51	3,803
Exercisable at December 31, 2017	37,006,200	0.95	1.22	1.53	3,986

Restricted shares granted to employees and directors

	Number of option	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	(Years)	US$’000

Outstanding, January 1, 2017	-
Granted	12,580,280	0.96	9.63	12,719
Forfeited	-
Exercised	-
Outstanding, December 31, 2017	12,580,280	0.96	9.63	12,719
Vested and expected to vest at December 31, 2017	12,580,280	0.96	9.63	12,719
Exercisable at December 31, 2017	-

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

14.	SHARE-BASED PAYMENT (continued)

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as of December 31, 2017 and the exercise price. Total intrinsic value of options granted to employees and directors exercised for the years ended December 31, 2015, 2016 and 2017 were RMB49,625, RMB11,051 and RMB479 (US$74), respectively. No share options granted to the consultants were exercised during the years ended December 31, 2017. No restricted shares granted to employees and directors were exercised during the years ended December 31, 2015, 2016 and 2017.

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

14.	SHARE-BASED PAYMENT (continued)

The incremental compensation cost of US$213 for vested options was recognized immediately at the Second Modification Date, while the compensation cost of US$39,616 for unvested options is being amortized on an accelerated basis over the remaining vesting term of the original award.

On July 19, 2017 (the “Third Modification Date”), the Company extended the maturity date of the remaining unexercised share options granted on July 19, 2014 from July 19, 2017 to July 19, 2018. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$55, which was measured as the one extending year of the fair value of the modified award of 2,828,620 shares.

The incremental compensation cost of US$55 for unexercised options is being amortized on an accelerated basis over the extending term of the original award from July 19, 2017 to July 19, 2018.

As of December 31, 2017, there was RMB7,079 (US$1,088) of unvested share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized over a weighted-average vesting period of 1.1 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

As of December 31, 2017, there was RMB78,902 (US$12,127) of unvested restricted share compensation costs related to equity awards granted to employees and directors that is expected to be recognized over a weighted-average vesting period of 9.6 years. To the extent the actual forfeiture rate is different from the original estimate, actual restricted share compensation costs related to these awards may be different from the expectation.

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

14.	SHARE-BASED PAYMENT (continued)

	For the years ended December 31
	2015	2016	2017

Expected volatility	51.96%~56.23%	70.80%~77.52%	54.83%
Risk-free interest rate	1.06%~1.64%	1.13%~1.62%	1.20%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%	0.00%	0.00%
Suboptimal early exercise factor	2.8	2.2~2.8	2.2

The fair value of restricted shares was determined using the market price of the ordinary shares of the Company on the grant date.

The total fair value of the vested equity share options granted to the employees and directors during the years ended December 31, 2015, 2016 and 2017 were RMB63,200, RMB127,333 and RMB157,956 (US$24,277), respectively.

There were no vested restricted shares granted to the employees and directors during the year ended December 31, 2017.

The exercise price of share options granted during the year of 2016 equalled the market price of the ordinary shares on the grant date. No share options were granted during the year ended December 31, 2017. The weighted-average grant-date fair value per share granted to employees and directors during the year ended December 31, 2016, and 2017 were US$0.89 and nil, respectively.

The Company granted restricted shares to employees and directors during the year ended December 31, 2017 with free exercise price. The weighted-average grant-date fair value per restricted share granted to employees and directors during the year ended December 31, 2017 was US$0.96.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

14.	SHARE-BASED PAYMENT (continued)

Total share-based compensation expenses relating to options granted to employees and directors for the years ended December 31, 2015, 2016 and 2017 are included in:

	For the year ended December 31, 2015
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	3,052	-	3,052	471
Sales and marketing	13,771	-	13,771	2,126
General and administrative	109,940	9,062	119,002	18,371
Service development expenses	22,804	-	22,804	3,520

	149,567	9,062	158,629	24,488

	For the year ended December 31, 2016
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	2,993	-	2,993	431
Sales and marketing	13,966	-	13,966	2,012
General and administrative	114,244	7,114	121,358	17,479
Service development expenses	25,024	-	25,024	3,604

	156,227	7,114	163,341	23,526

	For the year ended December 31, 2017
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	1,343	-	1,343	206
Sales and marketing	9,228	-	9,228	1,418
General and administrative	61,113	3,089	64,202	9,868
Service development expenses	16,370	-	16,370	2,516

	88,054	3,089	91,143	14,008

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

	RMB	US$

2018	30,217	4,644
2019	28,154	4,327
2020	24,630	3,786

	83,001	12,757

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties. For the years ended December 31, 2015, 2016 and 2017, total rental expenses for all operating leases amounted to approximately RMB4,013, RMB11,421 and RMB29,170 (US$4,483), respectively.

Uncertain Income tax position

As of December 31, 2016 and 2017, the Group has recognized approximately RMB38,457 and RMB24,298 (US$3,735), respectively, as an accrual for unrecognized tax benefits, including related interest and penalties. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2016, and 2017, the Group classified the accrual of RMB38,457 and RMB24,298 (US$3,735), respectively, as a long-term payable.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.	COMMITMENTS AND CONTINGENCIES (continued)

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

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.	COMMITMENTS AND CONTINGENCIES (continued)

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

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2016 and 2017.

Indemnity Cost

On September 12, 2016, the Group entered into an agreement, approved by the U.S. District Court to settle outstanding legal proceedings relating to a stockholder class action lawsuit during the period between November 22, 2013 and February 25, 2015 for USD 2,500, with USD1,500 paid by the Group and USD1,000 covered by the insurance company. As of December 31, 2016, the amount was fully funded, and the stockholder class action lawsuit has since been settled. There was no any other related lawsuit or indemnity cost occurred in 2017.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

16.	LOSSES PER SHARE

Basic and diluted losses per share for each of the years presented is calculated as follows:

	For the years ended
	2015		2016		2017
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B

Losses per share—basic:
Numerator:
Allocation of net loss attributable to 500.com Limited’s ordinary shareholders used in calculating income per ordinary share—basic	(247,664)	(76,233)	(166,057)	(36,908)	(259,319)	(39,857)	(57,780)	(8,880)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	294,836,665	90,753,548	339,429,946	75,442,810	333,909,823	333,909,823	74,400,299	74,400,299
Denominator used for losses per share	294,836,665	90,753,548	339,429,946	75,442,810	333,909,823	333,909,823	74,400,299	74,400,299
Losses per share—basic	(0.84)	(0.84)	(0.49)	(0.49)	(0.78)	(0.12)	(0.78)	(0.12)

Losses per share—diluted:
Numerator:
Allocation of net loss attributable to 500.com Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(247,664)	(76,233)	(166,057)	(36,908)	(259,319)	(39,857)	(57,780)	(8,880)
Reallocation of net loss attributable to 500.com Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	(76,233)	-	(36,908)	-	(57,780)	(8,880)	-	-
Net loss attributable to ordinary shareholders	(323,897)	(76,233)	(202,965)	(36,908)	(317,099)	(48,737)	(57,780)	(8,880)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	294,836,665	90,753,548	339,429,946	75,442,810	333,909,823	333,909,823	74,400,299	74,400,299
Conversion of Class B to Class A ordinary shares	90,753,548	-	75,442,810	-	74,400,299	74,400,299	-	-
Share options	-	-	—	-	-	-	-	-
Denominator used for losses per share	385,590,213	90,753,548	414,872,756	75,442,810	408,310,122	408,310,122	74,400,299	74,400,299
Losses per share—diluted	(0.84)	(0.84)	(0.49)	(0.49)	(0.78)	(0.12)	(0.78)	(0.12)

Losses per ADS:
Denominator used for losses per ADS - basic	29,483,667	-	33,942,995	-	33,390,982	33,390,982	-	-
Denominator used for losses per ADS - diluted	38,599,021	-	41,487,276	-	40,831,012	40,831,012	-	-
Losses per ADS – basic	(8.40)	-	(4.89)	-	(7.77)	(7.77)	-	-
Losses per ADS – diluted	(8.40)	-	(4.89)	-	(7.77)	(7.77)	-	-

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

17.	EQUITY TRANSACTIONS

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

Additionally, the Company issued 19,230,769 and 11,538,462 Class B ordinary shares as a result of the conversion of the convertible note and the concurrent private placement for an aggregate consideration of US$15,000, respectively. As of December 31, 2013, 66,539,000 and 262,197,451 Class A and Class B ordinary shares were issued and outstanding, respectively.

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

In 2017, 894,760 share options were exercised at the exercise prices of US$0.2 to US$1.0 per share, resulting in the issuance of 894,760 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$831.The Company repurchased 2,602,000 Class A ordinary shares for a consideration of US$2,999. As of December 31, 2017, 333,787,552 and 74,400,299 Class A and Class B ordinary shares were issued and outstanding, respectively.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

18.	FAIR VALUE MEASUREMENT

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

Assets measured or disclosed at fair value are summarized below:

		Fair value measurement at December 31, 2016
	Total fair value at December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB

Fair value disclosure
Cash equivalents
Fixed-rate investments	312,165	-	312,165	-	-
Adjustable-rate investments	223,000	-	223,000	-	-
Time deposits	804,692	-	804,692	-	-
Total	1,339,857	-	1,339,857	-	-

Fair value measurement
Recurring
Short-term investments
Structured deposit (Note 5)	100,000	-	100,000	-	-
Available-for-sale investments	4,266	4,266	-	-	-
Non-recurring
Long-term investments	-	-	-	-	(3,583)
Total assets measured at fair value	104,266	4,266	100,000	-	(3,583)

Fair value measurement
Recurring
Contingent consideration payable	52,240	-	-	52,240	-
Total liabilities measured at fair value	52,240	-	-	52,240	-

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

18.	FAIR VALUE MEASUREMENT (continued)

Assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement at December 31, 2017
	Total fair value at December 31, 2017		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB	US$

Fair value disclosure
Cash equivalents
Fixed-rate investments	289,304	44,465	-	289,304	-	-	-
Adjustable-rate investments	189,604	29,142	-	189,604	-	-	-
Time deposits	-	-	-	-	-	-	-
Total	478,908	73,607	-	478,908	-	-	-

Fair value measurement
Recurring Short-term investments
Structured deposit (Note 5)	120,000	18,444	-	120,000	-	-	-
Available-for-sale investments	-	-	-	-	-	733	113
Non-recurring
Long-term investments	-	-	-	-	-	28,781	4,424
Total assets measured at fair value	120,000	18,444	-	120,000	-	29,514	4,537

Fair value measurement
Recurring
Contingent consideration payable	54,550	8,384	-	-	54,550	2,384	366
Total liabilities measured at fair value	54,550	8,384	-	-	54,550	2,384	366

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

18.	FAIR VALUE MEASUREMENT (continued)

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2015, 2016 and 2017.

The Group has measured the contingent consideration payable at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the years ended December 31, 2017. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Valuation techniques	Unobservable inputs	Estimation as of December 31, 2017	Change in unobservable inputs	Change in fair value
Contingent consideration payable	Monte Carlo simulation technique	Spot value of net income	31,698	Increase / (decrease)	Increase / (decrease)
		Volatility of net income	10.00%	Increase / (decrease)	(Decrease) / increase
		Expected annual growth rate of net income	0.00%	Increase / (decrease)	Increase / (decrease)
		Discount factor	0.95	Increase / (decrease)	(Decrease) / increase

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

18.	FAIR VALUE MEASUREMENT (continued)

The following table presents a reconciliation of liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2017:

Contingent consideration payable
RMB

Balance as of December 31, 2015	-
Recognized during the year	52,240
Balance as of December 31, 2016	52,240
Recognized during the year	2,310
Balance as of December 31, 2017	54,550
Balance as of December 31, 2017 in US$	8,384

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

19.	SEGMENT REPORTING

The Group engages primarily in the online lottery purchase services, online mobile gaming and information services in the PRC. After acquiring the business of online lottery betting and online casino platforms generated from the Multi Group, the Group distinguishes revenues, costs and expenses between different geographic operating segment in its internal reporting, and reports costs and expenses by nature in different geographic operating segments. In accordance with ASC topic 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s geographic location operating results. As a result, the Group has two reportable segment, including the PRC and Europe.

The following table presents summary information by segment for the years ended December 31, 2016 and 2017, respectively.

	For the years ended December 31, 2016
	PRC	Europe	Total
	RMB	RMB	RMB

Net Revenues	10,928	-	10,928
Depreciation and Amortization	19,711	-	18,995
Operating (loss)	(366,562)	-	(366,562)
Interest income	23,859	-	23,859
Interest expense	-	-	-
Income tax expense	3,057	-	3,057
Segment net (loss)	(209,252)	-	(209,252)
Segment assets	2,076,892	-	2,076,892

	For the years ended December 31, 2017
	PRC	Europe	Total	Total
	RMB	RMB	RMB	US$

Net Revenues	81,953	49,370	131,323	20,184
Depreciation and Amortization	37,158	2,344	39,502	6,071
Operating (loss) income	(353,623)	2,755	(350,868)	(53,928)
Interest income	20,574	-	20,574	3,162
Interest expense	-	-	-	-
Income tax expense (benefit)	(12,522)	156	(12,366)	(1,901)
Segment net (loss) income	(319,101)	2,959	(316,142)	(48,590)
Segment assets	1,696,024	58,535	1,754,559	269,669

20.	SUBSEQUENT EVENTS

Disposal of Qufan Cayman and Shenzhen Qufan

On February 9, 2018, the Company entered into a share disposal agreement with the founding shareholder of Qufan and disposed its 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd, for a total consideration of RMB127.5 million and recognized a disposal gain of RMB7,877 (US$1,211) in February 2018.

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

20.	SUBSEQUENT EVENTS (continued)

The following unaudited pro forma information summarizes the results of operations of Qufan.

	For the years ended December 31
	2016	2017	2017
	RMB	RMB	US$

Pro forma total revenues	5,669	59,465	9,140
Pro forma net income	706	15,328	2,356
Pro forma net income attributable to 500.com Limited	360	7,817	1,201

Disposal of 500Fu

In February 2018, the Company disposed its 100% equity interest in 500Fu and recognized a disposal gain of RMB6,933 (US$1,066) in February 2018.

21.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiary E-Sun Sky Computer and VIEs are restricted in their ability to transfer certain of its net assets to the Company in the form of dividend payments, loans and/or advances. The amounts restricted include paid up capital, retained earnings and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB317,894 (US$48,859) as of December 31, 2017. The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	341,671	1,304	200
Time deposits	700,637	-	-
Other current assets	23,728	20,257	3,113
Amounts due from intergroup companies	194,117	400,659	61,580

Total current assets	1,260,153	422,220	64,893

Non-current assets:
Investment in subsidiaries and VIEs	566,267	1,060,273	162,961
Property and equipment, net	343	241	37

Total non-current assets	566,610	1,060,514	162,998

TOTAL ASSETS	1,826,763	1,482,734	227,891

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

21.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed balance sheets (continued)

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	43	544	84
Accrued expenses and other liabilities	112,548	68,015	10,453
Amounts due to intergroup companies	4,641	4,401	676

Total current liabilities	117,232	72,960	11,213

TOTAL LIABILITIES	117,232	72,960	11,213

Shareholders’ equity:
Class A Ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2016 and 2017; 335,494,792 and 333,787,552 shares issued and outstanding as of December 31, 2016 and 2017, respectively	115	115	17
Class B Ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2016 and 2017; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31,2016 and 2017, respectively	28	28	4
Additional paid-in capital	2,198,385	2,295,111	352,753
Treasury shares	(123,258)	(143,780)	(22,099)
Accumulated other comprehensive income	172,589	116,051	17,837
Accumulated deficit and statutory reserve	(538,328)	(857,751)	(131,834)

Total shareholder’s equity	1,709,531	1,409,774	216,678

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,826,763	1,482,734	227,891

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

21.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Net Revenues	-	-	-	-
Operating expenses:
Sales and marketing	(330)	(402)	(497)	(76)
General and administrative	(13,160)	(15,934)	(68,260)	(10,491)

Total operating expenses	(13,490)	(16,336)	(68,757)	(10,567)

Indemnity cost	-	(9,979)	-	-
Other operating income	-	39	-	-

Operating loss	(13,490)	(26,276)	(68,757)	(10,567)
Interest income	8,703	10,269	4,818	741
Equity in (loss) profits of subsidiaries and VIEs	(319,110)	(186,958)	(253,160)	(38,911)

Loss before income tax	(323,897)	(202,965)	(317,099)	(48,737)
Income tax benefit	-	-	-	-

Net loss	(323,897)	(202,965)	(317,099)	(48,737)

Other comprehensive income
Foreign currency translation gain (loss)	66,851	82,347	(56,196)	(8,637)
Change in fair value of AFS	-	-	(733)	(113)

Comprehensive loss	(257,046)	(120,618)	(374,028)	(57,487)

500.COM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

21.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of cash flows

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$

Net cash (used in) provided by operating activities	(2,266)	25,679	(270,965)	(41,647)
Net cash (used in) provided by investing activities	(865,971)	413,401	3,065	471
Net cash provided by (used in) financing activities	748,755	(118,484)	(11,945)	(1,836)
Effect of exchange rate changes on cash and cash equivalents	46,328	481	(60,522)	(9,302)
Net (decrease) increase in cash and cash equivalents	(73,154)	321,077	(340,367)	(52,314)
Cash and cash equivalents at beginning of the year	93,748	20,594	341,671	52,514
Cash and cash equivalents at end of the year	20,594	341,671	1,304	200

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

