Form 20-F
period 2018-12-31
500.com Ltd
filed 2019-04-22
CIK 1517496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2018

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

350,804,532 Class A ordinary shares and 74,400,299 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ten ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“consolidated affiliated entities” refer to our consolidated affiliated entities, namely,

o	Beijing Baifengrun Technology Co., Ltd., or Baifengrun Technology,

o	Beijing Daguo Xiaoxian Culture Media Co., Ltd or Daguoxiaoxian, which was disposed of by the Company on February 9, 2018,

o	Hangzhou Laiqi Information Technology Co., Ltd., or Hangzhou Laiqi, which was disposed of by the Company on May 20, 2016,

o	Lhasa Yicai Network Technology Co., Ltd., or Lhasa Yicai,

o	Hainan Jingli Network Technology Co., Ltd., or Hainan Jingli,

o	Hainan Panfeng Network Technology Co., Ltd., or Hainan Panfeng,

o	Hangzhou E-Sun Sky Network Technology Co., Ltd., or Hangzhou E-Sun Sky Network,

o	The Multi Group Ltd, or TMG,

o	Shangmeng Business Services Co., Ltd., or Shangmeng Services, which was disposed of by the Company on May 20, 2016,

o	Shenzhen Caiyu Hudong Technology Co., Ltd., or Shenzhen Caiyu, which was disposed of by the Company on November 2, 2017,

o	Shenzhen E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network,

o	Shenzhen E-Sun Network Co., Ltd., or E-Sun Network,

o	Shenzhen Fenggu Network Technology Co., Ltd., or Shenzhen Fenggu, which was disposed of by the Company on June 30, 2018,

o	Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd., or Shenzhen Kaisheng,

o	Shenzhen Guangtiandi Technology Co., Ltd., or Guangtiandi Technology,

o	Shenzhen Qufan Network Technology Co., Ltd., or Shenzhen Qufan, which was disposed of by the Company on February 9, 2018,

o	Shenzhen Tongfu Technology Co., Ltd., or Tongfu Technology,

o	Shenzhen Wubai Zhifu Co., Ltd., or 500Fu, which was disposed of by the Company on February 7, 2018,

o	Shenzhen Yicai Network Technology Co., Ltd., or Shenzhen Yicai,

o	Shenzhen Youlanguang Science and Technology Co., Ltd., or Youlanguang Technology,

o	Zhejiang Shangmeng Technology Co., Ltd, or Sumpay.cn, which was disposed of by the Company on May 20, 2016, and

o	Other intermediate holding companies.

•	“The Multi Group” or “TMG” are to The Multi Group Ltd., 93% of which is owned by us, and the following wholly-owned subsidiaries:

o	Lotto Warehouse Ltd, or Loto Warehouse;

o	Multi Brand Gaming Ltd, or Multi Brand;

o	Multi Warehouse Ltd, or Multi Warehouse;

o	Multilotto Australia PTY, or Multilotto Australia.

o	Multilotto UK Ltd, or Multilotto UK;

o	Multi pay N.V., or Multi pay;

o	Round Spot Services Ltd., or Round Spot;

o	Wasp Media Ltd, or Wasp Media; and

o	Oddson Europe Ltd, or Oddson Europe.

•	“ordinary shares” are to our ordinary shares, par value US$0.00005 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“EUR” are to the legal currency of the European Union; and

•	“We,” “us,” “our company,” “our,” “the Group” or “the Company” are to 500.com Limited, its predecessor entities and its consolidated affiliated subsidiaries.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects.”

Our historical results do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Income (Loss) Data:
Net Revenues	579,717	99,552	5,259	71,858	126,089	18,339
Operating costs and expenses:
Cost of services	(53,909)	(24,355)	(12,749)	(37,483)	(80,017)	(11,638)
Sales and marketing	(173,883)	(87,022)	(43,398)	(63,295)	(92,465)	(13,448)
General and administrative	(156,309)	(232,244)	(247,408)	(224,321)	(251,384)	(36,562)
Service development expenses	(59,398)	(63,296)	(70,741)	(58,592)	(61,909)	(9,004)
Write-off of deferred offering expenses	(3,241)	—	—	—	—	—

Total operating expenses	(446,740)	(406,917)	(374,296)	(383,691)	(485,775)	(70,652)
Other operating income	17,414	6,910	2,731	1,204	12,638	1,838
Government grant	3,643	2,022	10,017	6,789	7,620	1,108
Indemnity cost	—	—	(9,979)	—	—	—
Other operating expenses	(4,527)	(2,975)	(1,915)	(34,691)	(5,060)	(736)

Operating profit (loss) from continuing operations	149,507	(301,408)	(368,183)	(338,531)	(344,488)	(50,103)
Other income/(expenses), net	—	—	-	821	(43)	(6)
Interest income	17,009	20,589	23,859	20,032	15,308	2,226
Interest expense	(356)	(2,138)	—	—	—	—
Loss from equity method investments	—	(407)	(406)	(2,128)	(15,025)	(2,185)
Impairment of equity method investments	—	—	—	(28,781)	(149,896)	(21,801)
Changes in fair value of the structured deposit	(1,124)	1,124	—	—	—	—
Changes in fair value of contingent consideration	—	—	—	(2,384)	—	—
Gain from disposal of subsidiaries	—	—	136,914	5,477	2,805	408

Income (loss) before income taxes from continuing operations	165,036	(282,240)	(207,816)	(345,494)	(491,339)	(71,461)
Income taxes (expenses) benefit	(7,987)	(41,969)	(2,143)	14,025	19,602	2,851

Net income (loss) from continuing operations	157,049	(324,209)	(209,959)	(331,469)	(471,737)	(68,610)
income from discontinued operations, net of applicable income taxes	—	—	707	15,327	2,183	316
Gain on disposal of discontinued operations, net of applicable income taxes	—	—	—	—	10,160	1,478
Net income from discontinued operations, net of applicable income taxes	—	—	707	15,327	12,343	1,794
Net income (loss)	157,049	(324,209)	(209,252)	(316,142)	(459,394)	(66,816)
Net loss from continuing operations attributable to noncontrolling interest and redeemable noncontrolling interest	—	(312)	(6,633)	(6,734)	(8,820)	(1,283)
Net income from discontinued operations attributable to noncontrolling interest	—	—	346	7,691	1,099	161
Less: Net (loss) income attributable to the noncontrolling interests	—	(312)	(6,287)	1,524	(4,486)	(652)
Less: Net (loss) attributable to redeemable noncontrolling interest	—	—	—	(567)	(3,235)	(470)

Net income (loss) attributable to 500.com Limited	157,049	(323,897)	(202,965)	(317,099)	(451,673)	(65,694)

Other comprehensive income (loss)
Foreign currency translation gain (loss)	12,145	66,851	82,347	(55,805)	23,023	3,349
Unrealized gain (loss) on available for sale investments	—	—	754	(733)	—	—
Other Comprehensive income (loss), net of tax	12,145	66,851	83,101	(56,538)	23,023	3,349

Comprehensive Income (loss)	169,194	(257,358)	(126,151)	(372,680)	(436,371)	(63,467)
Less: Comprehensive (loss) income attributable to redeemable noncontrolling interest and noncontrolling interest	—	(312)	(6,287)	1,348	(6,383)	(928)
Comprehensive income (loss) attributable to 500.com Limited	169,194	(257,046)	(119,864)	(374,028)	(429,988)	(62,539)

Earnings (losses) per share attributable to 500.com Limited-Basic:
Net income (loss) from continuing operations	0.46	(0.84)	(0.49)	(0.80)	(1.13)	(0.164)
Net income from discontinued operations	—	—	0.001	0.02	0.03	0.004
Net income (loss)	0.46	(0.84)	(0.489)	(0.78)	(1.10)	(0.16)

Earnings (losses) per share attributable to 500.com Limited- Diluted:
Net income (loss) from continuing operations	0.44	(0.84)	(0.49)	(0.80)	(1.13)	(0.164)
Net income from discontinued operations	—	—	0.001	0.02	0.03	0.004
Net income (loss)	0.44	(0.84)	(0.489)	(0.78)	(1.10)	(0.16)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	339,782,819	385,590,213	414,872,756	408,310,122	418,911,292	418,911,292
Diluted	357,848,704	385,590,213	414,872,756	408,310,122	418,911,292	418,911,292

Non-GAAP financial data(1)
Net income (loss) attributable to 500.com Limited	157,049	(323,897)	(202,965)	(317,099)	(451,673)	(65,694)
Adjustment for share-based compensation expenses	89,922	158,628	163,341	91,143	108,628	15,799
Adjustment for deferred tax expense relating to valuation allowance	—	40,105	—	—	—	—
Adjusted net income (loss) attributable to 500.com Limited (non-GAAP)	246,971	(125,164)	(39,624)	(225,956)	(343,045)	(49,895)
Adjusted net income (loss) from continuing operations attributable to 500.com Limited (non-GAAP)	246,971	(125,164)	(39,985)	(233,592)	(354,289)	(51,528)
Adjusted net income from discontinued operations attributable to 500.com Limited (non-GAAP)	—	—	361	7,636	11,244	1,633

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation, deferred tax expenses/(profit) relating to outside basis differences and valuation allowance in our consolidated affiliated entities and costs incurred on convertible note. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The following table sets forth our selected consolidated balance sheet data as of the indicated dates:

	As of December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Total current assets	1,256,403	1,712,086	1,707,032	737,022	601,585	87,496
Total assets	1,319,692	2,084,497	2,076,892	1,754,559	1,246,584	181,307
Total current liabilities	157,876	157,822	209,475	175,937	99,694	14,499
Total liabilities	202,070	218,161	268,849	223,197	111,634	16,235
Total 500.com Limited shareholders’ equity	1,117,622	1,767,863	1,709,531	1,409,774	1,116,605	162,404
Total shareholders’ equity	1,117,622	1,866,336	1,808,043	1,509,310	1,105,562	160,798
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	1,319,692	2,084,497	2,076,892	1,754,559	1,246,584	181,307

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the noon buying rate in effect as of December 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have changed our business model a few times during the last few years, which makes it difficult to evaluate our business.

In recent years, we have begun new lines of businesses and suspended or disposed of existing lines of businesses, including:

•	we launched our online lottery services in 2001 and became profitable in 2007. We have suspended all of our online lottery sales services since April 4, 2015, and have not generated any revenue from these operations since then.

•	In December 2015, we acquired a 63% equity interest in Sumpay.cn and its wholly-owned subsidiaries, which provide third-party payment services in China, and disposed of this investment in May 2016.

•	In July 2016, we acquired a 100% equity interest in Shenzhen Caiyu, a provider of sports information services in China and disposed of this investment in November 2017.

•	In October 2016, we held a 51% equity interest in Shenzhen Kaisheng to provide online spot commodity trading services in China.

•	In November 2016, we acquired a 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd. (together “Qufan”) to provide mobile poker games services in China, and disposed of this investment in February 2018.

•	In July 2017, we acquired a 93% equity interest in The Multi Group Ltd., or TMG, which holds licenses to operate online gaming sites from Curacao, Malta, the United Kingdom, Ireland and Sweden.

•	In March 2018, we entered into a framework agreement with the Sports Lottery Center, pursuant to which we will cooperate with the Sports Lottery Center to develop physical channels to sell sports lottery tickets. As of the date of this annual report, we had entered into framework agreements with Tianjin, Hunan and several other provincial (including regional and municipal) sports lottery centers and started trial operations in Tianjin, Hunan, Hubei, Guangxi and several other provinces and cities in China.

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

The Self-Inspection Notice requires provincial and municipal government branches, including financial, civil affairs and sports bureaus, to conduct inspections and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The scope of inspection includes, among other things, commercial contract arrangements, online lottery products, lottery sales data exchange, online lottery sales channels, and sales commission fees in connection with unauthorized engagements of online sales agents by lottery administration centers. The Self-Inspection Notice further requires a formal report on the result of the self-inspection and self-remedy be submitted by each provincial or municipal government to the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China by March 1, 2015.

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

During our 18-year history of providing online lottery sales services, we have encountered a number of significant changes on interpretations and implementation of the rules and regulations in respect of the provision of these services as further described below.

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

Partial suspension in 2012. From March to November 2012, we suspended our online lottery sales services to substantially all of our customers in response to the Urgent Notice with regard to the Implementation of the Implementing Rules of Regulation on Administration of Lottery promulgated by the General Administration of Sports of China on February 28, 2012, or the Urgent Notice. We, however, continued to provide lottery sales services via our mobile applications to mobile users and via our online platform to a limited number of loyal customers and generated service fees from such services. The PRC regulations on lottery sales services via mobile applications and their interpretations are subject to uncertainty. Our PRC legal counsel has advised us, given that the MOF has approved us as an authorized entity to conduct online lottery sales on behalf of the China Sports Lottery Administration Center, our operation of lottery sales services prior to November 2012, including sales through our mobile applications and online platform, did not and will not likely to have a material adverse effect on us. However, under the rules and regulations on online lottery sales, the relevant PRC authorities have broad discretion on the lottery sales that are conducted without the approval by the MOF, and have the authority to impose sanctions thereon, including without limitation, levying fines, confiscating illegal income or suspending the operations and other sanctions. We have not received any legal sanctions, but there is no assurance that the competent authorities would not impose any legal sanction. Any legal sanctions imposed on us by the competent authorities could have a material adverse effect on our business, financial condition, results of operations and prospects.

Approval in 2012 to Conduct Online Sports Lottery Sales. In October 2012, we were notified by the China Sports Lottery Administration Center that we were one of the two entities that had been approved by the MOF to conduct online sales of sports lottery products in China on behalf of the China Sports Lottery Administration Center. Since the operation of online sports lottery sales services by the China Sports Lottery Administration Center itself was in a pilot phase and subject to further approval by the MOF, our operation of online sales of sports lottery products may be subject to suspension if the China Sports Lottery Administration Center fails to obtain such further approval from the MOF. The competent authorities may establish certain management systems to supervise and monitor the online lottery sales, which systems may comprise a sales monitoring system, a back-office management system and an application service platform. The competent authorities may also ask the approved entities, like us, to adopt certain measures to meet specific regulatory requirements that may be adopted from time to time. For example, the competent authorities may monitor or adjust the categories of lottery products being sold online, and supervise the sales procedures and key data of our online lottery sales on a real-time basis, such as those relating to our customer account opening procedures, capital management, database information and risk controls. In addition, we may be required to enter into new lottery agency agreements with the relevant lottery administration center that could have different terms and conditions from those in our existing service agreements with the relevant sports lottery administration centers. As a result, we may have to amend our existing service agreements. Any unfavorable new regulatory requirements or amendments to the key terms of our existing service agreements could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Through TMG, we hold licenses to operate online gaming sites from Curacao, Malta, the United Kingdom, Ireland and Sweden, and are required to renew them periodically. Some European jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while other jurisdictions have taken the position that online gaming is legal and have adopted or are in the process of considering legislation to regulate online gaming.

Sweden represents our top European market (generating approximately 71% of TMG’s total revenue in 2018), but did not have a license requirement until January 2019. The Swedish government submitted a legislative proposal to the European Commission in late 2017, and by making this legislative proposal, the legislation entered a three-month period of standstill that ended on March 31, 2018, during which European Union authorities reviewed the proposal. The Swedish government began accepting license applications from interested operators in mid-2018, and the new regulatory framework took effect on January 1, 2019. We operated in Sweden under the Curacao license before we obtained the Swedish license on December 20, 2018.

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

As companies and consumers involved in online gaming are located around the globe, including our licensees and players, there is uncertainty regarding which government has the authority to regulate or legislate the industry.

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

In 2017, net revenue from Germany, Austria, the Netherlands and Switzerland accounted for 3.6%, 0.4%, 1.5% and 0.9% of our total net revenue. In 2018, net revenue from Germany, Austria, the Netherlands and Switzerland accounted for 5.4%, 0.4%, 2.0% and 0.7% of our total net revenue, respectively.

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

There are substantial risks and uncertainties associated with these efforts, particularly when considering the market is not fully developed. In developing these new lines of business or services, we may invest significant time and resources. Initial timetables for the introduction and development of these lines of business and services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of these new lines business or services. Our personnel and technology systems may fail to adapt to the changes in these new lines of business or we may fail to effectively integrate new services into our existing operations. In addition, we may be unable to compete effectively due to the different competitive landscape in the new areas of business. Furthermore, these lines of business could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of these lines of business and services could have a material adverse effect on our business, results of operations and financial condition.

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

Lottery products offered by provincial lottery administration centers may have been discontinued or subject to restriction and regulations by the relevant national lottery administration centers. In particular, in March 2015 all provincial sports lottery administration centers we serviced suspended accepting online purchase orders for lottery products in response to the Self-Inspection Notice, which materially and adversely affected our results of operations and financial conditions since such suspension. In addition, due to the popularity of certain lottery products we service, those provincial lottery administration centers with which we did not have service agreements might have chosen to issue similar lottery products on more competitive terms. This may have resulted in a decrease in the purchase orders of those lottery products we serviced and, in turn, resulted in a decrease in the revenue we were able to generate from those lottery products. We cannot assure you that we will be able to reach an agreement with a provincial lottery administration center to obtain the right to service its lottery products that compete with the products we currently service. In addition, the relevant lottery authorities could mandate the change of the rules or prize scheme of our current lottery products or stop the issuance of those lottery products altogether due to social policy or other considerations, which could have an adverse effect on our results of operations.

We depend on our agreements with a few provincial lottery administration centers for our service fees and such agreements could be terminated, amended or fail to be renewed.

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, substantially all of our revenues were provided by service fees paid to us by a few provincial lottery administration centers. We have entered into non-exclusive service agreements with these lottery centers for terms of one year or five years, and the lottery administration centers may choose to enter into similar arrangements with other service providers. We have long-term, mutually beneficial partnerships with a few provincial lottery administration centers, such as Jiangxi Sports Lottery Administration Center. The service fees received from the lottery administration centers represent revenues recognized before the reduction of incentives paid to users and the residual amount of the lottery pool contributed by us to the lottery centers. Previously, we had a service agreement with Jiangxi Sports Lottery Administration Center that expired in March 2018 and was not renewed. If any of the provincial sports lottery administration centers terminates or decides not to renew its agreement with us, or if the agreement is amended to our disfavor, this could have an adverse effect on our business, results of operations and prospects, and we could lose a substantial portion of our revenues.

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

Online spot commodity trading is a highly-regulated industry and any regulatory change may result in changes in trading models and trading rules of the exchanges, which could adversely affect our business and prospects.

As a relatively new industry, online spot commodity trading industry in China has undergone and continues to undergo significant changes in its regulatory regime. On November 11, 2011, the State Council issued Decision of the State Council on Straightening Out and Rectifying Various Types of Trading Venues to Effectively Prevent Financial Risks, or Circular 38. On July 12, 2012, the general office of the State Council issued the Implementation Opinions on Straightening Out and Rectifying Various Types of Trading Venues, or Circular 37, to further regulate various trading exchanges established with approval from provincial or other local governments. Pursuant to Circular 37, each of the provincial governments shall conduct inspections of trading exchanges within its jurisdiction based on the guidance of Circulars 38 and 37. Exchanges that are not in compliance may be banned from launching new products, be ordered to make rectification or even be shut down.

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

We are dependent on our IT systems for handling purchase orders, and the efficiency and reliability of our systems are in turn dependent on the functionality and stability of the underlying technical infrastructure. The functionality of the servers used by us and the related hardware and software infrastructure are of considerable significances to our business, our reputation and our ability to attract business partners and users. Our IT systems may be damaged or interrupted by increases in usage, human errors, unauthorized access, destruction of hardware, power cuts not covered by backup facilities, system crashes, software problems, virus attacks, natural hazards or disasters, or similar disruptions or disruptive events. Furthermore, our current IT systems may be unable to support a significant increase in online traffic or increased number of users, whether as a result of organic or inorganic growth of the business. We have in place business continuity procedures, disaster recovery systems and security measures to protect against network or technical failures or disruptions. Despite such procedures, failures in computer processing and weakness in the existing software and hardware cannot be entirely prevented or eliminated. Any failure of our IT system and infrastructure could lead to significant costs and disruptions that could reduce our revenues, harm our reputation and have a material adverse effect on our operations.

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

Our success in attracting new users and keeping existing users engaged have in the past depended on our ability to consistently develop and launch new and innovative services and technologies. Although we will continue to focus on research and development going forward, if and when we are able to resume our online lottery service we cannot assure you that we will continue to be able to develop our technology to keep up-to-date with developments across the online lottery service industry and to launch new products or technologies in a timely manner or at all. New technologies and software are also less likely to be reliable, robust and resistant to viruses or failure. Given the fast-growing online lottery service industry, we may not have enough time to fully test the new technologies and software we have developed before deploying them on our websites, which might cause service problems and negative user experience.

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

We conduct our operations in China, and will continue to do so in the future. We have blocked direct access to our websites and mobile applications from the United States through IP address filtering. We have implemented an identity verification procedure as part of the prize collection process. A user who has won a prize is required to provide his or her valid PRC identification card number and valid PRC bank account number to us for identity and age verification through a government-designated entity before we transfer the prize money to such user’s online account registered at our websites and mobile applications. Despite such measures taken by us, it is conceivable that a user with a valid Chinese bank account and a Chinese identification card could place an order or collect a prize at our websites or mobile applications from a jurisdiction other than China and the United States, or that a user could devise a way to evade our blocking measures and access our websites and mobile applications from the United States. In addition, we have not been able to implement the same identity verification process over users registered with websites of third-party online service providers, which conduct their own identity verification processes, and these users may place purchase orders with us and collect prize money they win without providing their identity to us. As a result, we could be subject to foreign laws and regulations applicable to lottery services, which could have important legal consequences for us. The fact that our websites and mobile applications are accessible from a foreign jurisdiction could render our business operations subject to the laws and regulations of such jurisdiction, even though we do not have a physical presence in that jurisdiction. As a result, we could be required to obtain the requisite approval or license for lottery services in such jurisdiction, or could be deemed to have violated the prohibition against lottery services in that jurisdiction.

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

In the United States, some credit card companies have classified online purchase orders of U.S. state-issued lottery products as online gambling and thus denied such purchase orders, even though many such purchases are exempt from the Unlawful Internet Gambling Enforcement Act, or UIGEA, enacted in 2006. The UIGEA is silent on whether lottery products issued by non-U.S. state entities are exempt from the definition of online gambling. There are several other U.S. federal laws relevant to online gaming, including the Professional and Amateur Sports Protection Act, the Federal Interstate Wire Act, the Illegal Gambling Business Act, the Interstate Transportation of Wagering Paraphernalia Act and the Interstate and Foreign Travel or Transportation in Aid of Racketeering Enterprising Act. In addition, laws and regulations exist in various individual U.S. states that limit or prohibit online games of chance. Although prior to the voluntary suspension of our online sports lottery sales services in April 2015, the services we provided to our users were solely related to lottery products issued and sold by national and authorized provincial lottery administration centers in China, we cannot assure you that the United States Department of Justice or other federal or state regulatory authorities will not deem our business as being in violation of the UIGEA or any of the laws mentioned above if purchase orders are placed on our platform from users in the United States not successfully blocked by our system. Violations of such laws can lead to criminal and civil penalties, including substantial fines, injunctions, damage claims and jail terms for persons accountable.

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

We generate a portion of our net revenues pursuant to cooperation agreements with certain third-party Internet companies. We build and maintain embedded lottery purchase webpages for websites of these Internet companies which redirect user purchase orders to our websites. We pay these third-party Internet companies a predetermined fixed percentage of the total purchase amount generated by purchase orders redirected to us from their websites. In 2016, 2017 and 2018, such payments to certain Internet companies accounted for nil, 7.2% and 0.3% of our net revenues, respectively. We also provide lottery information packages to the lottery information channels of some portal websites. The third-party Internet companies that we work with may request amendments to the material terms of our cooperation agreements in a manner that is unfavorable to us or decide to terminate such cooperation agreements. In particular, if any of these companies decide to start offering its own online lottery services after terminating its cooperation arrangement with us, users formerly redirected to our websites through websites of these companies may decide to use these companies’ services instead, which would have a negative impact on our net revenues.

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

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, eight prizes of over RMB10 million, 76 prizes of RMB5 million to RMB10 million, and 570 prizes of RMB1 million to RMB5 million had been awarded to users who purchased their lottery products using our online lottery service platform. Our users’ record of winnings is one of the factors contributing to our ability to attract new users and retain existing users. Winning of number-based lotteries arises purely by chance during the lottery draws. No assurance can be given that there will not be long periods in the future without any of our users winning a prize of a significant amount, which could lead to a reduction in user activity and therefore a shortfall in our revenue and profit.

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

We process our users’ personal data (including name, address, age, bank details and lottery purchase history) as part of our business and therefore must comply with data protection laws in China. Data protection laws restrict our ability to collect and use personal information relating to our users and potential users. Notwithstanding our IT and data security and other systems, we may not be effective in detecting any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses and cybercrime. We are exposed to the risk that personal data could be wrongfully accessed and/or used, whether by employees, users or other third parties, or otherwise lost or disclosed or processed in breach of data protection laws. If we or any of the third-party service providers whom we rely on fail to transmit user information and payment details online in a secure manner or if any such theft or loss of personal user data were to otherwise occur, it could subject us to liabilities under the data protection laws or result in the loss of the goodwill of our users.

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

We provide our users with real-time and historical lottery-related news, data, analyses, real-time match scores and other contents on our information platform. We obtain such contents from a third-party professional sports information agency as well as publicly available sources. The user forum of our websites also hosts a significant amount of content generated by our users. We cannot assure you that we will not be subject to allegations, claims or lawsuits by third parties regarding the use of lottery or sports-related information or any other content on our websites, which may infringe upon the intellectual property rights of such third parties. If such claims are found valid by the courts and we are ordered to remove the content from our websites, our information platform will become less attractive and our user experience and satisfaction will be adversely affected. Even if we successfully defend ourselves against such claims or allegations, we could nevertheless incur considerable costs in such defense or suffer reputational damage due to the negative publicity associated with such claims or allegations.

We rely on our senior management and key employees.

Our success is dependent upon the expertise and continued service of our senior management and other key personnel. Our CEO, Mr. Zhengming Pan, who has substantial experiences in management and corporate finance, is also crucial to our operations and development. Most of our senior management team members have 17 years of experience in information technology or Internet-related industries. They are crucial to our smooth operation and continued innovation. In addition, we rely on a limited number of specialized staff members in certain areas of our IT operations where we do not receive support from external service providers. Furthermore, our ability to expand our operations to accommodate our anticipated growth will also depend on our ability to attract and retain additional personnel such as qualified risk managers, finance, management, marketing, technical and other personnel. Competition for these employees is intense due to the limited number of qualified personnel. It may be difficult for us to manage our business and meet our objectives if we fail to attract and retain such personnel and our results of operations or financial condition may be adversely affected.

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

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, we required our users to deposit funds in their registered accounts in advance of any lottery purchases. Users’ prize money was also deposited in and withdrawn from their respective accounts. Therefore, the provision of convenient, trusted and effective payment processing services to our users and potential users are critical to our business. If we are able to resume our online sports lottery sales services in the future and there is any deterioration or perceived deterioration in the quality of the payment processing services provided by us or any interruption to those services, or if our payment processing services are not performed in a timely manner, our users and potential users may be deterred from using our online lottery services, and we may be subject to user complaints and allegations concerning the mishandling of their funds, which may damage our reputation and have a material adverse effect on our business and results of operations.

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

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of our net revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•	when and how we resume our online lottery sales services in the future;

•	seasonality of sports events on which sports lotteries are based;

•	change of lottery issuance schedules by the lottery issuance authorities;

•	changes in government policies or regulations, or their enforcement;

•	economic conditions in China and worldwide; and

•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2018. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in the Internet and lottery businesses. We conduct our operations in China principally through contractual arrangements among our company 500.com Limited, our wholly-owned PRC subsidiary, E-Sun Sky Computer, our consolidated affiliated entities in the PRC and their respective shareholders. Our previous online lottery services were primarily provided through E-Sun Sky Network, the wholly-owned subsidiary of E-Sun Network, Lhasa Yicai, Hainan Jingli, Hainan Panfeng and Hangzhou E-Sun Sky Network, the wholly-owned subsidiaries of E-Sun Sky Network, Hainan Jingli, Hainan Panfeng and Hangzhou E-Sun Sky Network were established in 2018 to operate in the physical sales of sports lottery tickets business, and Guangyi Network and Hainan Menghuanxingchen, the wholly-owned subsidiaries of E-Sun Sky Computer, Guangyi Network was disposed of in June 2018, Hainan Menghuanxingchen was established in May 2018 to operate in the physical sales of sports lottery tickets business. E-Sun Sky Network owns and manages our operating websites, namely, www.500wan.com and www.500.com. Guangtiandi Technology and Youlanguang Technology were established to provide technical support to E-Sun Sky Network. Youlanguang Technology provides services to E-Sun Sky Network relating to the management of our users’ registration information and accounts, Shenzhen Yicai, and Shenzhen Fenggu, the wholly-owned subsidiaries of Youlanguang Technology, we disposed of Shenzhen Fenggu in June 2018, while Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers, and the maintenance of our lottery ticket database. Baifengrun Technology, a wholly-owned subsidiary of Guangtiandi Technology, was acquired to develop and operate mobile phone game services to third-party customers. 500Fu, a wholly-owned subsidiary of Youlanguang, was established to provide third-party payment services, which was disposed of in February 2018. Shenzhen Caiyu was acquired through E-Sun Sky Network to provide sports information and data services. We disposed of our interest in Shenzhen Caiyu in November 2017. Shenzhen Qufan was acquired through Guangtiandi Technology to provide online poker gaming services. We disposed of our interest in Shenzhen Qufan in February 2018. Shenzhen Kaisheng was the subsidiary of Guangtiandi Technology to provide online spot commodity trading services. Our contractual arrangements with E-Sun Network, Guangtiandi Technology, Youlanguang Technology, Tongfu Technology, Shenzhen Qufan and their respective shareholders (i) enable us to exercise effective control over these entities, and (ii) give us the obligation to absorb losses and the right to receive benefits of these entities, requiring us to treat them as our consolidated affiliated entities and to consolidate their operating results. For a detailed discussion of these contractual arrangements, see “Item 4C. Organization Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we comply with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are open to varying interpretations and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we are not in compliance with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in the Internet and lottery businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of E-Sun Network, Guangtiandi Technology, Youlanguang Technology or Tongfu Technology, Shenzhen Qufan, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of E-Sun Network, Guangtiandi Technology, Youlanguang Technology or Tongfu Technology, Shenzhen Qufan, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements that were executed on June 1, 2011, amended on May 2, 2013, supplemented December 28, 2013 and further amended on November 18, 2015, further supplemented on January 10, 2017 and further amended on July 3, 2017, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control over our business in China. In addition, our contractual arrangements generally have a term of 10 years with an automatic extension for a number of years to be determined by E-Sun Sky Computer and Qufan Information Technology, which is subject to E-Sun Sky Computer’s and Qufan Information Technology unilateral termination right. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of E-Sun Network, Guangtiandi Technology, Youlanguang Technology, Tongfu Technology or Shenzhen Qufan, may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities and their respective shareholders. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law, arbitration and courts and therefore will be subject to uncertainties in the PRC legal system. See “Item 3D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

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

We are a holding company and we rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiary, E-Sun Sky Computer, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If E-Sun Sky Computer incurs debt on its own behalf in the future, the instruments governing the debt may restrict their abilities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements E-Sun Sky Computer currently has in place with our consolidated affiliated entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, E-Sun Sky Computer, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as E-Sun Sky Computer is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a statutory reserve fund until the aggregate amount of such a fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of E-Sun Sky Computer to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

As an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our existing PRC subsidiary, E-Sun Sky Computer, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

•	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed the statutory limit, which is the difference between the registered capital and the amount of the total investment as approved by the Ministry of Commerce or its local counterparts, and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•	loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

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

There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. The major permits and licenses that could be involved include, without limitation, the Permit for Operation of Value-Added Telecom Services, or VAS license, issued by the Ministry of Industry and Information Technology, or the MIIT. Pursuant to the VAS license issued to E-Sun Sky Network by Telecommunication Management Bureau of Guangdong Province in February 2013, E-Sun Sky Network is permitted to provide internet information services. The license was renewed in 2017 and is effective until September 2022. We will need to renew each of the licenses upon its expiration, and apply for permits and alteration of the license in advance of any change to the license holder regarding its shareholding structure, controlling shareholders, merger and acquisition, business scope and etc., and apply for alteration of the license for any change to the name, legal representative of the license holder. However, we cannot assure you that each of the licenses will be successfully and timely renewed, or that the license will continue to cover all aspects of our online lottery service business upon its renewal. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in our operations may have a material and adverse effect on our results of operations.

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

The 2006 M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over E-Sun Network, Youlanguang Technology and Guangtiandi Technology in June 2011, Tongfu Technology in December 2015, and Shenzhen Qufan in January 2017 by entering into contractual arrangements with VIEs and their respective shareholders. We did not seek the approval of the Ministry of Commerce for those transactions based on the legal advice we obtained from our PRC legal counsel in those transactions that such approval was unnecessary. However, the 2006 M&A Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the 2006 M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the 2006 M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, we may in the future grow our business in part by acquiring complementary businesses in China. If we are required to obtain the approval from the Ministry of Commerce, completion of such transaction may be delayed or even inhibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In addition, in August 2011 the Ministry of Commerce issued the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules. The MOFCOM Security Review Rules, effective from September 1, 2011, require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a PRC enterprise by foreign investors is subject to the security review by the Ministry of Commerce, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision in the MOFCOM Security Review Rules stating that our business falls into the scope subject to the security review. However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of these new rules, there can be no assurance that the Ministry of Commerce will not apply these rules to our contractual arrangements with E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan If we are found to be in violation of the MOFCOM Security Review Rules, or fail to obtain any required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking our PRC consolidated affiliated entities’ business or operating licenses or requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we would like to acquire in the future falls into the ambit of security review, complying with the requirements of the relevant rules could be prohibitively time consuming or we may be legally prohibited from acquiring such company either by equity or asset acquisition, capital contribution or through any contractual arrangement, which could have a material and adverse impact on our ability to expand our business or maintain our market share.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive all of our service fees in Renminbi in China. Under our current corporate structure, most of our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate, and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar in 2014. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market makers who submit for reference rates to consider the previous day’s closing spot rate, foreign exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 4.68% against the U.S. dollar, and in 2016, the value of the Renminbi further depreciated approximately 7.09% against the U.S. dollar. However, the value of Renminbi appreciated approximately 5.81% against the U.S. dollar in 2017, while the value of Renminbi depreciated approximately 5.04% against the U.S. dollar in 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

While the Chinese economy has experienced significant growth over the past decade, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In the past, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. Any significant increase in China’s inflation rate could increase our costs and have a negative impact on our operating margins. In addition, any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us.

Under the new enterprise income tax law, or the EIT Law, and its implementation rules, or the Implementation Rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax, or EIT, at the rate of 25% on its global income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. We do not believe that any of 500.com Limited, Fine Brand Limited and 500wan HK Limited meets all of the criteria above. Although we conduct our business principally through contractual arrangements among our wholly-owned PRC subsidiary and our consolidated affiliated entities in the PRC, and decisions relating to our financial and human resource matters are made by personnel of our wholly-owned PRC subsidiary and our consolidated affiliated entities in the PRC, each of 500.com Limited, Fine Brand Limited and 500wan HK Limited is a company incorporated outside the PRC. As holding companies, these three entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. While we do not believe we would be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our financial condition and results of operations.

Pursuant to the EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement and provided that relevant tax authorities approved the foreign investors as the beneficial owners of such dividends under applicable tax regulations. We are a Cayman Islands holding company and substantially all of our income may come from dividends from our PRC subsidiary, E-Sun Sky Computer and Qufan Information Technology (prior to its disposal in February 2018), through our Hong Kong holding company. The Cayman Islands do not have such a tax treaty with China. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong entered into in August 2006, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. To the extent dividends paid by our PRC subsidiary to our Hong Kong holding company are subject to withholding tax, the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, will be reduced.

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

In July 2014, SAFE, issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Overseas Investment Financing and Roundtrip Investments via Overseas Special Purpose Companies, or SAFE Circular 37, which annulled the previously applicable Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 states that the PRC institutes, citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their direct establishment or indirect control of an offshore entity established with their domestic enterprise’s legal assets or equity or overseas legal assets or equity for the purpose of investment and financing, and in connection with a roundtrip investment, whereby the PRC institutes, citizens or residents engage in direct investment activities domestically through the offshore entity directly or indirectly, that is establishment of foreign investment enterprises or projects domestically through setting up new enterprise or merger and acquisition and obtain the ownership, right of control and right of operation and management and other rights and interests. In addition, such PRC institutes, citizens or residents must apply for the registration of the overseas investment foreign exchanges before they invest in the special purpose companies with their domestic legal assets and interests, and amend their SAFE registrations when the offshore special purpose companies undergo material events, such as the change of their shareholders, names, operation period and other basic information, or their increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, or other material events, or offering equity incentive to the directors, supervisors, senior management and other employees with the equity or option of the non-listed special purpose companies, or obtaining the profit, dividend from the special purpose companies or no-longer holding the rights and interests of the special purpose companies due to share transfer, bankruptcy, dissolution, liquidation, expiration of the operation period, change of identity and other reasons or transferring the financing fund back inland after the special purpose companies have completed the overseas financing.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that the accounting firms refused to produce audit papers and other documents related to certain China-based companies that were under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, sanctioning the Chinese affiliates of the Big Four accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The accounting firms involved have appealed the initial decision to the SEC, and may appeal to the federal appeal court if necessary. The former independent registered public accounting firm that issued the audit reports included in this annual report is one of the accounting firms named in the SEC’s proceedings, and we may be adversely affected by the outcome of the proceedings. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our former independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, result in a sharp decline of our market capitalization and materially and adversely affect the value of your investment in our ADSs.

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

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2018, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2019 or future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10E. Taxation—United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2019 or any future taxable year.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. Holders of our Class B ordinary shares hold 74,400,299 Class B ordinary shares, or 17.5 % of the combined total outstanding ordinary shares (representing 68.0 % of the total voting rights) in our company as of December 31, 2018. Their shareholding, in particular the greater voting rights of the Class B ordinary shares, gives Class B ordinary shareholders the power to control any actions that require shareholder approval under Cayman Islands law, our amended and restated memorandum and articles of association and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our amended and restated memorandum and articles of association, the number of shares available for issuance under share incentive plans and the issuance of the significant amounts of our ordinary shares in private placements. Due to the disparate voting rights attached to the two classes of our ordinary shares, holders of our Class B ordinary shares could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

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

We began operations in the online lottery service industry in 2001 through one of our consolidated affiliated entities, E-Sun Network Co., Ltd., or E-Sun Network, in Shenzhen, China. In May 2006, E-Sun Network established its wholly-owned subsidiary, E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, which became our major operation entity for our online lottery services business. We have voluntarily suspended our online sports lottery sales services in response to the promulgation of the Self-Inspection Notice and the Public Announcement since April 4, 2015.

In December 2015, we acquired a 63% equity interest in Sumpay.cn and its wholly-owned subsidiaries, which provide third-party payment services in China, with a cash consideration of RMB233.1 million. We disposed of our interest in Sumpay.cn for RMB359.1 million in cash in May 2016.

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

In November 2016, we acquired a 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd. with a cash consideration and contingent consideration of RMB110.5 million, to provide mobile poker games services in China. In February 2018, we entered into a share transfer agreement for the disposal of our 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd. for a cash consideration of RMB122.0 million.

In June 2017, we acquired a 40.65% equity interest in Loto Interactive Limited, or Loto Interactive, a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), for a total consideration of approximately HK$322.2 million (US$41.3 million). Loto Interactive is principally engaged in the distribution of mobile gaming and provision of lottery-related technologies, systems and solutions to two state-run lottery operators in China, namely the China Welfare Lottery Issuance Centre and the Sports Lottery Centre. Loto Interactive is a distributor of high quality, versatile lottery terminals and parts for the Sports Lottery Center. Loto Interactive provides game upgrading technology and system maintenance service for the rapid-draw game “Shi Shi Cai” in Chongqing Municipality. We accounted for the purchase as an equity method investment.

In July 2017, we acquired a 93% equity interest in TMG for a total consideration of approximately EUR49.8 Million (US$56.0 million) in cash. TMG holds licenses to operate online gaming sites from Curacao, Malta, the United Kingdom, Ireland and Sweden. Headquartered in Malta, TMG operates Multilotto.com, or Multilotto.net, which is considered one of the top online lottery betting and online casino platforms in the Nordic countries where it holds substantial market share. Operating under a Curacao e-Gaming license, Multilotto offers players the ability to bet on the outcomes of 24 of the world’s largest lotteries, and has a strong and balanced customer portfolio that has created a solid foundation for its expansion across Europe. Sweden is TMG’s top European market (generating approximately 70% and 71% of TMG’s total revenue in 2017 and 2018, respectively), and we acquired an online gaming license of Sweden on December 20, 2018 through Multi Brand Gaming, a subsidiary of TMG.

In March 2018, we entered into a framework agreement with the China Sports Lottery Administration Center, or the Sports Lottery Center, pursuant to which we will cooperate with the Sports Lottery Center to develop physical channels to sell sports lottery tickets. The Sports Lottery Center is the sports lottery issuance agency established by the General Administration of Sports in accordance with relevant laws, and it is the government authority in the PRC in charge of the issuance and organizing sales of sports lottery products in China. As of the date of this annual report, we had entered into framework agreements with Tianjin, Hunan and several other provincial (including regional and municipal) sports lottery centers and started trial operations in Tianjin, Hunan, Hubei, Guangxi and several other provinces and cities in China.

See “Item 4C. Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2018.

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

In June 2015, Tsinghua Unigroup International Co., Ltd. purchased 6,350,050 newly issued ADSs, representing 63,500,500 Class A ordinary shares of the Company for a total purchase price of approximately US$123.8 million in cash. The per share purchase price was US$1.95 (corresponding to US$19.50 per ADS).

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

We were among the first companies to provide online lottery services in China, and we are one of the two entities that are authorized by the MOF to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, the government authority in charge of the issuance and sale of sports lottery products in China.

Through continued and significant investments in the past 18 years, we have built a prominent brand, 500wan, which means “five million” in Chinese and is the typical amount of top prizes of most lottery products in China. We believe our brand is known in the industry and by our users for its credibility and reliability.

Due to the voluntary suspension of our online sports lottery sales services and the uncertainty about when such services can be resumed, we continue to strive for diversification across our business lines. We currently offer several different lines of services, including (i) online gaming services through our newly acquired subsidiary, TMG; (ii) financial technology services through our controlled subsidiary, Shenzhen Kaisheng; and (iii) physical channels for selling sports lottery tickets.

Our Services

Our current and certain past service offerings are summarized as below:

Online Gaming Services

Licenses

In July 2017, we acquired a 93% equity interest in TMG. TMG holds licenses from Malta, the United Kingdom, Ireland, Curacao and Sweden to operate online gaming sites. Through these licenses, TMG provides gaming services in close to 200 countries worldwide. On December 20, 2018, TMG acquired a license in Sweden through its subsidiary in response to a new license requirement effective January 1, 2019. Sweden is currently TMG’s top European market (generating approximately 70% and 71% of TMG’s total revenue in 2017 and 2018, respectively).

Users

Headquartered in Malta, TMG serviced, in 2018, (i) approximately 11,000 monthly users in Germany and Malta (through its Malta remote gambling license) at multilotto.net; (ii) approximately 5,000 monthly users in the UK (through its UK remote operating license) at multilotto.co.uk; (iii) approximately 500 monthly users in Ireland (through its Irish remote bookmaker’s license) at multilotto.ie; and (iv) approximately 36,000 monthly users in close to 200 additional jurisdictions, including key markets in the Nordic countries, as well as other parts of Europe where online gaming is not prohibited, Africa, South America and North America (through its Curacao e-Gaming license) at Multilotto.com.

Services

TMG provides betting on the outcome services also known as Secondary Lottery Services and remote casino services to its users.

Through its Secondary Lottery Services, TMG offers users the ability to bet on the outcomes of some of the world’s largest lotteries (including Powerball, Mega Million and EuroMillions), and has a strong and balanced customer portfolio that has created a solid foundation for its expansion across Europe. In 2018, TMG’s Secondary Lottery Services generated (based on gross gaming revenue): (i) approximately 45,000 euros per month, under the Malta remote gambling license; (ii) approximately 17,000 euros per month, under the UK remote operating license; (iii) approximately 4,500 euros per month, under the Irish remote bookmaker’s license; and (iv) approximately 820,000 euros per month under the Curacao e-Gaming license.

Through its remote casino services, TMG offers users several different casino services, including online slot machines and online table games. All online casino games are games of chance, and are provided and developed by third parties. Third-party developers are responsible for obtaining approvals from government authorities for legality and chances of winning. In 2018, TMG’s remote casino services generated (based on gross gaming revenue): (i) approximately 92,000 euros per month, under the Malta remote gambling license; (ii) approximately 99,000 euros per month, under the UK remote operating license; (iii) approximately 2,600 euros per month, under the Irish remote bookmaker’s license; and (iv) approximately 540,000 euros per month under the Curacao e-Gaming license.

Revenues provided by Online Gaming Services from TMG during the consolidating period of 2018 were RMB105.5 million (US$15.3 million).

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

No cash deposits or cash withdrawals are permitted. Deposits and withdrawals can only be made through electronic payment methods and through banking/financial institutions

Physical Sales of Sports Lottery Tickets

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

We worked with the Sports Lottery Center to explore new physical sales channels and establish terminals in areas that existing and/or traditional lottery centers are not located. This may include establishing terminals in convenience stores, restaurants, bars, movie theaters, and other physical locations (particularly areas with high real estate costs) without access to lottery services at this time. Through the installation of terminals, we aim to provide users with physical access to sports lottery services 24 hours per day.

The installation of the sports lottery terminals aims to enhance the convenience of sports lottery ticket purchases, enlarge our customer base and optimize the user experience for lottery purchasers.

As of the date of this annual report, we had entered into framework agreements with Tianjin, Hunan and several other provincial (including regional and municipal) sports lottery centers and started trial operations in Tianjin, Hunan, Hubei, Guangxi and several other provinces and cities in China. Beginning in 2018, we began to generate a small amount of revenue from physical sales of sports lottery tickets.

Sports Information Services

Following our acquisition of Shenzhen Caiyu, a provider of sports information services in China, in July 2016, we began to offer a comprehensive sports information portal via a designated mobile application, which covers (i) real-time soccer match information; and (ii) data-driven soccer match predictions generated by our proprietary analysis engine. In addition, users can post free or pay-per-view contents such as proprietary observations and analyses on our sports information portal. We disposed of Caiyu in November 2017, and continue to provide this information through our own service offerings named “Cai Xun Hao,” which was further ceased in March 2019.

In November 2016, we added a pay-service, which offers our users the ability to connect with independent sports experts to obtain more detailed information on specific sporting matches. In connection with the pay-service, revenues are split equally between us and the experts.

Revenues provided by sports information during the consolidating period of 2018 were RMB16.0 million (US$2.3 million).

Financial Technology

With the increasing demand for more diversified financial and investment instruments in China, the precious metals trading market has expanded very quickly over the past few years. We entered the precious metals trading industry, leveraging our existing customer base to build an online gold trading platform.

Through our holding of a 51% interest in Shenzhen Kaisheng, we have developed a platform to provide our customers with reliable online spot commodity trading for gold trade and delay products across PC and mobile devices. Beginning in 2017, we began to generate a small amount of revenue from trading commissions on the online spot commodity trading executed on our websites and mobile applications. Shenzhen Kaisheng processed its customer orders through a commercial bank, which is a member of Shanghai Gold Exchange in the past, and formed a joint venture with another member of such exchange in the second quarter of 2018 to process its customer orders.

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

Recurring Purchase. Recurring purchase service enabled our users to repeatedly purchase a particular number or a combination of numbers. The user sets the combination once and specifies the type and number of rounds or dates of lotteries he wants to purchase with the selected combination. We processed the purchase orders automatically. Users might cancel a recurring purchase prior to the date of any particular lottery. We also offered a filtering tool that helps users set certain parameters in choosing the combination of numbers.

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

Mobile Gaming

Between the fourth quarter of 2016 and the first quarter of 2018 when we owned a 51% interest in Qufan, we offered two mobile games, namely Night of Texas Hold’em Poker and Paiyou for Texas Hold’em Poker. Both games are based on the real-world counterpart that dates back to the early 1900s.

The Night of Texas Hold’em Poker. Our Night of Texas Hold’em is open for all the registered users. Two to nine players can compete with each other in a virtual public poker room to win the virtual tokens contributed by all the playing parties.

Paiyou for Texas Hold’em Poker. Our Paiyou for Texas Hold’em is designed for friends and acquaintances. Registered users can open a virtual private poker room and invite friends and acquaintances to participate in the poker games. In addition to the traditional Texas Hold’em poker game, our Paiyou for Texas Hold’em is equipped with a number of appealing creative features such as poker room customization, social sharing and analytic tools.

Revenues generated from these games in 2018 were RMB7.4 million (US$1.1 million). As a result of the disposal of Qufan, we no longer generate revenues from these games (effective since February 9, 2018). Our revenue from these games in 2018 was significantly less than that of 2017.

Independent of Qufan, we offered a mobile game in 2017 called Quiz. In the game, users aim to win virtual tokens, which can be used in a subsequent draw to win certain prizes (including iPhones and iPads). We ceased operations on Quiz in the first quarter of 2018.

Revenues provided by Quiz in 2018 were RMB4.0 million (US$0.6 million).

Payment Processing and Complementary Services

When we owned the 63.0% equity interest in Sumpay.cn and its wholly-owned subsidiaries between December 2015 and March 2016, we provided certain online payment services and prepaid card services in the PRC.

Our Revenue Model

Online Gaming Services

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

Physical Sales of Sports Lottery Tickets

As of the date of this annual report, we had entered into cooperation agreements with Tianjin, Hunan and several other provincial (including regional and municipal) sports lottery centers and started trial operations in Tianjin, Hunan, Hubei, Guangxi and several other provinces and cities in China.

Under this line of service, we generate net revenues from service fees paid to us by provincial sports lottery centers for physical purchase orders of lottery products we direct to them from the lottery terminals. Each provincial lottery administration center pays us a fixed percentage of the total purchase amount received from us as a service fee.

Sports Information Services

Our sports information portal is free to use, and our users can view basic content such as real-time soccer match information and part of the user-generated contents. We generate revenue from our sports information portal through (i) monthly subscription of premium content, primarily our data-driven soccer match predictions; and (ii) a fixed percentage of fee on the fee received by other users for the pay-per-view content they posted, including proprietary analyses and observations.

In 2017, we added a pay-service, which offers our users the ability to connect with independent sports experts to obtain more detailed information on specific sporting matches. In connection with the pay-service, revenues are split equally between us and the experts.

We have ceased offering this service in March 2019.

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

The residual amount of lottery pool purchases we contributed was recognized as a reduction of revenue. We would distribute the prize money to the pool participants based on the predetermined payout ratio if the lottery pool wins a prize, and the residual amount after the distribution is received by us and recorded as other operating income.

Mobile Gaming Services

For these services, we generated all of our revenue from the sales of in-game virtual items, including virtual tokens and other virtual items, to our paying players. We offered a limited amount of free virtual tokens to our players to allow them to enter and play our games. Players may purchase and earn virtual tokens and other virtual items that can only be used in our games, cannot be cashed out and have no monetary value outside our games. Our mobile gaming revenue significantly reduced in 2018 as a result of our disposal of Qufan and cessation of Quiz in early 2018.

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

We place great importance on the reputation of our brand, and are focused on increasing brand visibility steadily in other markets.

Competition

We experience intense competition in our industry.

The lottery segment of our business is extremely competitive. Our main competitors include TheLotter, LottoLand and 25Lotto.

In the online and live casino segment of our business, our main competitors include Betsson, LeoVegas,

Casumo and Mr. Green.

Product Development

We had a technology and product development team of 108 employees as of December 31, 2018, representing 38.3% of our total number of employees. The members of the core development team all have previous experience in major Chinese Internet enterprises, some of whom are the first-generation Internet professionals in China. We are dedicated to expanding our product development team and attracting highly experienced professionals. We provide our team members with frequent and up-to-date training to ensure that they are fully updated on industry trends and developments, and are capable of and efficient in handling any technical challenges we might face in our operations. Our current focus is on the development of new functions and improvement of existing technologies in a number of crucial areas, such as server capacity, user interface, client-side software, mobile site and mobile client-side software, infrastructure optimization and user data mining. The product development department has subgroups that focus on various areas of research and development, such as product design, user interface design, product operation and product support. The product design group focuses on enhancing existing services and researching and developing new lottery services. The product operation and support groups are dedicated to building a safe, stable and highly efficient operating environment to handle our high volume of user traffic and data transmission. As a result, we operate an online lottery service platform that is stable, secure and fast. We plan to develop and improve our systems and technologies, and co-develop new lottery products in cooperation with lottery administration centers, which we believe will help to distinguish us from our competitors.

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

In connection with our acquisition of a 93% equity interest in TMG in 2017, we entered into a shareholders’ agreement with Helmet Limited, or Helmet, which owns the remaining 7% equity interest (post-acquisition) in TMG. Pursuant to this shareholders’ agreement, if Thomas Biro resigns from his employment with TMG, or his employment is terminated for whatever reason, Helmet has the right to request that we, on one occasion, purchase all or some of the TMG shares then held by Helmet. This right is exercisable within one year from the aforementioned resignation. However, such right is not exercisable if Mr. Biro resigns before December 31, 2018. When the notice to exercise such right is delivered, we and Helmet shall, within 30 business days, establish a fair market value as the purchase price for the TMG shares subject to sale. If both parties fail to reach an agreement during such period, the fair market value of those TMG shares will be decided by an independent valuation expert appointed by both parties. If the parties are not able to decide on an independent valuation expert, such expert shall be appointed in accordance with the dispute resolution provisions under the shareholders’ agreement.

In early 2019, we received a redemption notice from Helmet, requesting us to purchase the 7% equity interest in TMG held by Helmet at a redemption price of EUR3,745,000. We and Helmet failed to reach an agreement as to the purchase price for the TMG shares within 30 business days of the notice. Helmet has referred the dispute to arbitration by a local court in Malta, and we have engaged attorneys to represent us in the arbitration. The worst-case scenario is that we ultimately may be required to purchase the TMG shares held by Helmet at the redemption price of EUR3,745,000. Accordingly, after receiving the redemption notice we adjusted the carrying amount of the 7% redeemable noncontrolling interest to equal to the redemption amount of EUR3,745,000 as of December 31, 2018. Other than this adjustment as reflected and disclosed in our consolidated financial statements for 2018, we do not expect to incur other liabilities in connection with the aforementioned arbitration.

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

Regulations on Online Gaming in Europe

Through TMG, we hold licenses to operate online gaming sites from Curacao, Malta, the United Kingdom, Ireland and Sweden, and are required to renew them periodically. Some European jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while other jurisdictions have taken the position that online gaming is legal and have adopted or are in the process of considering legislation to regulate online gaming.

Sweden represents our top European market (generating approximately 71% of TMG’s total revenue in 2018), but did not have a license requirement until January 2019. The Swedish government submitted a legislative proposal to the European Commission in late 2017, and by making this legislative proposal, the legislation entered a three-month period of standstill that ended on March 31, 2018, during which European Union authorities reviewed the proposal. The Swedish government began accepting license applications from interested operators in mid-2018, and the new regulatory framework took effect on January 1, 2019. We operated in Sweden under the Curacao license before we obtained the Swedish license on December 20, 2018.

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

Online Lottery Sales

The Lottery Measures set forth detailed requirements for the administration of online lottery sales as well as the requirements for qualified online lottery service providers. According to the Lottery Measures, the MOF is the supervisory and regulatory body of online lottery sales in the PRC, and the China Welfare Lottery Issuance and Administration Center and the China Sports Lottery Administration Center (collectively, “Lottery Issuance Agencies”) are responsible for the overall planning and management of online lottery sales for welfare lottery and sports lottery, respectively. The Lottery Issuance Agencies may collaborate with other entities or authorize relevant lottery sales agencies to conduct online lottery sales, or appoint qualified entities as their online lottery sales agents. The Lottery Measures require qualified online lottery service providers to meet certain criteria, including, among others, that (i) they have a minimum registered capital of RMB50 million, (ii) they maintain adequate organizational, internal control and risk management systems, (iii) they and their senior management have a clean criminal and credit history for the past five years, and (iv) they have obtained an Internet content provider license. The Lottery Issuance Agencies are required to selectively submit to the MOF information on the online lottery service providers that apply to become qualified to engage in online lottery business under the Lottery Measures. Jiangxi Sports Lottery Administration Center notified us that it submitted an application for qualification and approval for the online lottery sales services for sports lottery products that we provided on our websites to the China Sports Lottery Administration Center in January 2011, and that this application would be further submitted by the China Sports Lottery Administration Center to the MOF for approval. In October 2012, we were notified by the China Sports Lottery Administration Center that we were approved by the MOF to provide online sales services for sports lottery products on its behalf. Since the relevant regulations do not set forth a specific time limit for the MOF to issue such approval, it is not clear when we will be able to obtain the MOF’s approval, or at all.

On January 15, 2015, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China jointly promulgated the Self-Inspection Notice, which requires provincial and municipal government branches, including financial, civil affairs and sports bureaus, to conduct inspections and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The scope of inspection includes, among other things, commercial contract arrangements, online lottery products, lottery sales data exchange, online lottery sales channels, and sales commission fees in connection with unauthorized engagements of online sales agents by lottery administration centers. The Notice further requires a formal report on the result of the self-inspection and self-remedy be submitted by each provincial or municipal government to the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China by March 1, 2015.

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

Lottery Regulatory Authorities

Under the current regulations and provisions, the State Council is vested with the power to authorize the issuance of welfare lottery and sports lottery, and is also the highest authority for granting the right to issue lotteries. The MOF is responsible for administering, regulating and supervising the national lottery industry. The Ministry of Civil Affairs and the General Administration of Sport of China are responsible for administering and regulating welfare lottery and sports lottery, respectively, and have established the China Welfare Lottery Issuance and Administration Center and the China Sports Lottery Administration Center, respectively, pursuant to regulations for the issuance and sales of welfare lottery and sports lottery. The civil affairs departments and sports administration departments of provincial governments are responsible for the administration of welfare lotteries and sports lotteries within their respective administrative regions. The following organization chart illustrates the overall governmental administrative authority in the China lottery operation:

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

Regulation of Telecommunication Services

The telecommunication industry, including the Internet sector, is highly-regulated in China. Regulations issued or implemented by the State Council of China, the MIIT, and other relevant government authorities cover many aspects of the operation of telecommunication and the Internet information services, including access to the telecommunication industry, the scope of permissible business activities, and licenses and permits required for various business activities and foreign investment.

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

We conduct our businesses in China primarily through contractual arrangements among our company, 500.com Limited, E-Sun Sky Computer, our consolidated affiliated entities and their respective shareholders. There is no explicit provision under the Guidance Catalogue, the FITE Regulations or the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunication Business, which classifies the contractual arrangements between our PRC subsidiary and each of our consolidated affiliated entities, including, among others, the Equity Interests Pledge Agreements, either by each agreement itself or taken as a whole, as a transaction that is subject to the approval of relevant government authorities. E-Sun Sky Network currently holds a regional VAS business operating license.

Regulations on Intellectual Property

Trademark

The PRC Trademark Law, adopted on August 23, 1982 and amended in 1993, 2001 and 2013 respectively, protects the proprietary rights of registered trademarks. The Trademark Office handles trademark registrations and grants proprietary rights for an initial term of 10 years to registered trademarks. Upon the expiration of the initial term, the second term of 10 years may be granted upon renewal. Trademark licensing agreements must be filed with the Trademark Office or its regional offices. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, proprietary rights of the trademark holder may be extended beyond the registered scope of products and services to which the trademark relates.

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

Regulations on Foreign Exchange

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose companies undergo material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The latest guidance was issued by SAFE on November 19, 2012 and took effect on December 17, 2012.

We conduct businesses in China primarily through our consolidated affiliated entities. We enter into contractual arrangements with our PRC consolidated affiliated entities and their respective shareholders, some of whom are PRC residents and also beneficial owners of our company. As of the date of this annual report, our beneficial owners who are subject to SAFE Circular 75 registrations are in the process of updating their registrations with the Shenzhen Branch of SAFE. However, we cannot assure you that our beneficial owners can successfully amend their foreign exchange registrations with SAFE in full compliance with Circular 75 for the development of our company. See “Item 3D. Risk Factors—Risks Related to Doing Business in China—A failure by our shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.”

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

Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options, purchase and sale of corresponding shares or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agents, or the overseas entrusted institution. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares granted under the share incentive plans and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents are to file the form for record-filing of information of the domestic individuals participating in the share incentive plans of overseas listed companies with SAFE or its local branches every quarter. We and our PRC citizen employees who have been granted share options are subject to these rules upon the listing and trading of our ADSs on the NYSE. As of the date of this annual report, we and our PRC citizen employees who have been granted share options are applying for registration with the Shenzhen branch of SAFE pursuant to the Share Option Rules.

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

Regulations Regarding the Enterprise Income Tax, Individual Income Tax and Withholding Tax

The EIT Law, effective on January 1, 2008, imposes a uniform enterprise income tax at the rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and a notice issued by the PRC State Council on transition preferential policies, commencing January 1, 2008, (i) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential policies of lower taxation will undergo a gradual transition to statutory tax rates within five years; and (ii) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential income tax reduction policies, such as “two-years exempt and three-years halved” and “five-years exempt and five-years halved,” shall continue to enjoy such preferential policies as stipulated in the former taxation laws, administrative regulations and relevant documents until the end of the terms of these policies, provided however that for those enterprises not profitable enough to enjoy the aforementioned tax preferences, the preference time limits shall commence from 2008.

Pursuant to the EIT Law and its Implementation Rules, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” for PRC EIT purposes. The term “de facto management body” is defined as the establishment that carries out substantial and overall management and control over the manufacturing and business operation, production, personnel, accounting and properties of an enterprise. Pursuant to Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, it is believed that the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. However, given that the EIT Law contains ambiguous definitions, requirements and procedures, it remains uncertain how tax authorities will determine tax residency status based on the facts of each case.

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

Since November 2012, a 6% VAT, which replaced the original 5% business tax in Shenzhen as a result of the PRC government’s pilot VAT reform program, applies to certain services provided by E-Sun Sky Computer and E-Sun Sky Network. Since June 2014, a 6% VAT applies to all services provided by VIEs, except for Lhasa Yicai, Hainan Menghuanxingchen, Shenzhen Yicai, Hainan Jingli, Hainan Panfeng, Hangzhou E-Sun Sky Network, Youlanguang Technology, E-Sun Network and Baifengrun Technology, which are subject to a 3% VAT.

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

We have been relying and expect to continue to rely on our consolidated affiliated entities to operate our online lottery service business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. We revised our contractual arrangements with the consolidated affiliated entities and their respective shareholders on June 1, 2011, and amended our contractual arrangements on May 2, 2013, supplemented on December 28, 2013, further amended on November 18, 2015, and further supplemented on January 10, 2017 and further amended on July 3, 2017, respectively. These contractual arrangements continue to enable us to:

•	exercise effective control over E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan.;

•	receive substantially all of the economic benefits and assume substantially all the losses of E-Sun Network, E-Sun Sky Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan in consideration for the services provided by our PRC subsidiary;

•	have an exclusive option to purchase all of the equity interest in E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan to the extent permitted under PRC law; and

•	provide appropriate funds to the consolidated affiliated entities through the respective shareholders of consolidated affiliated entities for major losses resulting from their business and operations if any are incurred.

Accordingly, under U.S. GAAP, we consolidate E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology, E-Sun Sky Network, Lhasa Yicai, Hainan Jingli, Hainan Panfeng, Hangzhou E-Sun Sky Network, Shenzhen Yicai, Baifengrun Technology and Shenzhen Kaisheng, as our “subsidiaries of variable interest entities” in our consolidated financial statements. We also consolidated Sumpay.cn, Shangmeng Services, and Hangzhou Laiqi before their disposals in May 2016, consolidated Shenzhen Caiyu before its disposal in November 2017, consolidated 500Fu, Shenzhen Qufan and Beijing Daguoxiaoxian before their disposals in February 2018 and consolidated Shenzhen Fenggu before its disposal in June 2018.

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

Agreements that Provide Us with Effective Control

Exclusive Option Agreement. The exclusive option agreements are entered into by E-Sun Sky Computer and each of E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan, respectively, and each of their respective shareholders. Pursuant to these exclusive option agreements, the shareholders irrevocably granted E-Sun Sky Computer and Qufan Information Technology or their designated representative exclusive options to purchase, to the extent permitted under PRC law, all or part of their equity interest in the consolidated affiliated entities. E-Sun Sky Computer and Qufan Information Technology or their designated representatives have sole discretion as to when to exercise these options, whether in part or in full. These agreements are for terms of 10 years and are renewable at the discretion of E-Sun Sky Computer.

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

Shareholder’s Voting Power Assignment Agreements. Each shareholder of E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan executed an irrevocable power of attorney appointing E-Sun Sky Computer and Qufan Information Technology as his or her representative to attend shareholders’ meetings of the consolidated affiliated entities and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in the consolidated affiliated entities on June 1, 2011 and May 2, 2013 and January 10, 2017, respectively. Such irrevocable power of attorney was terminated by the shareholder’s voting power assignment agreements entered into among 500.com Limited, E-Sun Sky Computer, Qufan Information Technology and the nominee shareholders of the consolidated affiliated entities on December 28, 2013 and January 10, 2017. Pursuant to these shareholder’s voting power assignment agreements, the nominee shareholders of each consolidated affiliated entity assigned the rights to vote on all of the matters in each consolidated affiliated entity that require shareholders’ approval at the consolidated affiliated entities’ shareholders’ meetings to persons or entities designated by 500.com Limited as permitted by applicable laws. Unless terminated by 500.com limited or otherwise required by applicable laws, such shareholder’s voting power assignment agreements will remain valid and irrevocable from the date of their execution, so long as each shareholder remains the shareholder of the respective consolidated affiliated entities.

Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu, two former shareholders of E-Sun Network, jointly entered into a share transfer agreement with Bo Zou on November 15, 2012, pursuant to which Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu transferred all the equity interest they respectively held in E-Sun Network to Bo Zou. E-Sun Network completed registration with relevant branch of SAIC for the aforementioned share transfer on December 5, 2012. Shijie Zhang, a former shareholder of Guangtiandi Technology, entered into a share transfer agreement with Liangdong Yuan on October 31, 2012, pursuant to which Shijie Zhang transferred all the equity interest he held in Guangtiandi Technology to Liangdong Yuan. Guangtiandi Technology completed registration with relevant branch of SAIC for the aforementioned share transfer on March 27, 2013. Accordingly, we updated certain control agreements on May 2, 2013 entered into by and among E-Sun Sky Computer, E-Sun Network and Bo Zou, including the Equity Interests Pledge Agreement, the Exclusive Option Agreement, and its supplementary agreement to replace those entered into by and among E-Sun Sky Computer, E-Sun Network, Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu, respectively. We also updated the Irrevocable Power of Attorney executed by Bo Zou on May 2, 2013 to replace those executed by Guangzhou Shu Lian Information Investment Co., Ltd. and Xiaojun Xu, respectively. In addition, we superseded agreements entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Shijie Zhang, including the Equity Interests Pledge Agreement, the Exclusive Option Agreement and its supplementary agreement with agreements entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Liangdong Yuan respectively on May 2, 2013. We also superseded the Irrevocable Power of Attorney executed by Shijie Zhang with the Irrevocable Power of Attorney executed by Liangdong Yuan on May 2, 2013. Moreover, in May 2013, Bo Zou executed a confirmation letter, under which he agrees to succeed to and assume any and all the rights and obligations of Xiaojun Xu and Guangzhou Shu Lian Information Investment Co., Ltd. under the aforementioned supplementary agreements immediately after the share transfer among Bo Zou, Xiaojun Xu and Guangzhou Shu Lian Information Investment Co., Ltd. completed and Bo Zou was registered as E-Sun Network’s shareholder. On the same date, Liangdong Yuan executed an identical confirmation letter, pursuant to which Liangdong Yuan agrees to succeed to and assume any and all the rights and obligations of Shijie Zhang under the aforementioned supplementary agreements immediately after the share transfer between Liangdong Yuan and Shijie Zhang completed and Liangdong Yuan was registered as Guangtiandi Technology’s shareholder.

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

We have been advised by our PRC legal counsel, Grandall Law Firm, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our consolidated affiliated entities) complies with all applicable PRC laws, rules and regulations, and does not violate any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of PRC laws, rules and regulations that are relevant to our business operations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised us that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements may become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Item 3D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in the Internet and the lottery business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3D. Risk Factors—The 2006 M&A Rules establish complex procedures for some acquisitions of Chinese Companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.”

D.	Property, Plant and Equipment

Our principal executive offices are located at 12F, West Side, Block B, Building No.7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen, China and occupy a total of 9,659 square meters. We also have representative offices in Beijing, Hong Kong, Japan, the United States of America and Malta. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has a valid title to the property or has proper authorization from the title owner to sublease the property.

In September 2016, we entered into a lease agreement with Shenzhen Harbor Technology Development Co., Ltd., to lease offices of 9,659 square meters in Nanshan District, Shenzhen, with a total expenditure of RMB1.3 million (US$0.2 million) per month. We expect the rental expense to increase by 5% annually. We also expected the total leasehold improvement expenses to be RMB79.6 million (US$11.6 million), and we have paid RMB76.6 million (US$11.4 million) as of the annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. See “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3D. Risk Factors” or in other parts of this annual report.

A.	Operating Results

Overview

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, we were a leading online sports lottery service provider in China. We have not generated any revenue from sports lottery sales since this suspension, and our financial results are materially and adversely impacted during the suspension period. There were no net revenues provided by the sports lottery sales during 2016 and 2018.

We currently offer several different lines of services, including online gaming services in Europe and through our own platform of mobile gaming services, sports information services and online spot commodity trading services in the PRC.

We began to generate revenues from online gaming services in Europe in July 2017 after we acquired a 93% equity interest in TMG, which holds licenses from Curacao, Malta, the United Kingdom, Ireland and Sweden to operate online gaming sites. We generated revenues of RMB49.4 million and RMB105.5 million (US$15.3 million) from the provision of these services in 2017 and 2018.

We generated revenues from sports information services through Shenzhen Caiyu and our own service offerings named “Cai Xun Hao,” which accounted for RMB1.8 million, RMB13.2 million and RMB16.0 million (US$2.3million) in 2016, 2017 and 2018, respectively.

We generated RMB0.4 million and RMB0.4 million (US$0.1 million) in 2017 and 2018 from trading commissions on the online spot commodity trading executed on our websites and mobile applications through Shenzhen Kaisheng.

Between the fourth quarter of 2015 and the second quarter of 2016, we generated revenues from the payment processing and complementary services provided by Sumpay.cn, which we disposed of in May 2016. Net revenues generated from these services were RMB0.7 million and RMB3.5 million in 2015 and 2016, respectively.

Between the fourth quarter of 2016 and the first quarter of 2018, we generated revenues from mobile gaming services through Qufan. We acquired 51% equity interest of Qufan in November 2016 and disposed of in February 2018. Net revenues generated from these services accounted for RMB5.7 million, RMB59.5 million and RMB7.4 million (US$1.1 million) in 2016, 2017 and 2018, respectively. We deconsolidated Qufan as of February 2018 following our disposal of it. Accordingly, the consolidated statements of comprehensive loss for the full years ended December 31, 2016, 2017 and 2018 have been reclassified to reflect the Qufan business segment as a discontinued operation. Also, we generated revenues from mobile gaming services through Guangtiandi Technology, which accounted for nil, RMB8.9 million and RMB4.0 million (US$0.6 million) in 2016, 2017 and 2018, respectively.

Our net revenues from continuing operations were RMB5.3 million, RMB71.9 million and RMB126.1 million (US$18.3 million) in 2016, 2017 and 2018, respectively, representing an increase of 1,256.6% from 2016 to 2017 and an increase of 75.4% from 2017 to 2018, respectively. The Company acquired the TMG in July 2017, which contributed significantly to the net revenues.

Net loss from continuing operations attributable to 500.com Limited were RMB203.3 million in 2016, RMB324.7 million in 2017 and 462.9 million (US$67.3 million), representing an increase of 59.7% from 2016 to 2017, and an increase of 42.6% from 2017 to 2018, respectively. Net loss from continuing operations attributable to 500.com Limited in 2016, 2017 and 2018 were adversely impacted by share-based compensation expenses of RMB163.3 million, RMB91.1 million and RMB108.6 million (US$15.8 million) in 2018, respectively. Aside from the material adverse impact of our voluntary suspension of sports lottery sales starting from April 2015, our net loss in 2018 was adversely impacted by an impairment provision of RMB149.9 million (US$21.8 million) provided for long-term investment.

Description of Key Statement of Operations Items from Continuing Operation

Net revenues

In 2016, 2017 and 2018, we generated revenues from the following lines of businesses:

(i) Online gaming services in Europe and beyond, through TMG, a 93% equity interest of which was acquired by us in July 2017;

(ii) Sports information services mainly through Shenzhen Caiyu, which we disposed of in November 2017, and through our own service offerings “Cai Xun Hao,” which was ceased in March 2019.

(iii) Online sports lottery sales services, suspended in April 2015, through which we derived substantially all of our net revenues from service fees paid to us by the provincial lottery administration centers for orders we direct to such centers. As a result of the suspension, we did not generate any revenue from online sports lottery sales services in 2016 to 2018;

(iv) Payment processing and complementary services through our investment in Sumpay, between the fourth quarter of 2015 and the second quarter of 2016;

(v) Mobile gaming service between the fourth quarter of 2016 and the first quarter of 2018 through Guangtiandi Technology; and

(vi) Financial technology services through our investment in Shenzhen Kaisheng.

Our net revenues from continuing operations were RMB5.3 million, RMB71.9 million and RMB126.1 million (US$18.3 million) in 2016, 2017 and 2018, respectively, representing an increase of 1,256.6% from 2016 to 2017 and an increase of 75.4% from 2017 to 2018, respectively. The table below sets forth our net revenues in aggregate and derived from services specified therein for the periods indicated:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Payment processing and other services	3,459	—	—	—
Online gaming services in Europe and beyond	—	49,370	105,511	15,346
Mobile gaming	8	8,906	3,954	575
Sports information services	1,792	13,229	16,036	2,332
Financial technology services	—	353	401	59
Physical sales of sports lottery tickets	—	—	187	27
Total revenues	5,259	71,858	126,089	18,339
Deductibles	—	—	—	—
Net revenues	5,259	71,858	126,089	18,339

Online gaming services in Europe and beyond provided by TMG accounted for nil, 68.7% and 83.7% of net revenues in 2016, 2017 and 2018, respectively. On July 17, 2017, the Company acquired a 93% interest in TMG, one of the top online lottery betting and online casino platforms operating out of Malta with a significant market share in the Nordic countries. This acquisition has contributed significantly to the increase of the Company’s revenue.

The table below sets forth our operating expenses from continuing operations for the periods indicated:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Operating Expenses:
Cost of services	12,749	37,483	80,017	11,638
Sales and marketing	43,398	63,295	92,465	13,448
General and administrative	247,408	224,321	251,384	36,562
Service development expenses	70,741	58,592	61,909	9,004
Total operating expenses	374,296	383,691	485,775	70,652

Our operating expenses consist primarily of cost of services, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of Services

Our cost of services is directly related to the services we provide, and fluctuates in line with our revenues.

Our cost of services primarily consists of:

•	amortization fees, which consist primarily of amortization of intangible assets arising from business combination, were nil, RMB13.7 million and RMB31.5 million (US$4.6 million) in 2016, 2017 and 2018, respectively.

•	lottery insurance expenses, which consist of insurance premiums charged by insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries after the acquisition of a 93% equity interest in TMG in July 2017, were RMB7.0 million and RMB20.4 million (US$3.0 million) in 2017 and 2018;

•	platform fees, which consist of fees payable to online gaming software suppliers for providing various online casino games on TMG’s websites and apps after the acquisition of a 93% equity interest in TMG in July 2017, were RMB4.5 million and 12.1 million (US$1.8 million) in 2017 and 2018;

•	account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors, were RMB0.6 million, RMB2.9 million and RMB6.8 million (US$1.0 million) in 2016, 2017 and 2018, respectively;

•	server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services, were RMB8.3 million, RMB8.2 million and RMB6.1 million (US$0.9 million) in 2016, 2017 and 2018, respectively;

•	regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue & Customs, Malta Gaming Authority and Certria EOOD after the acquisition of a 93% equity interest in TMG in July 2017, were RMB0.6 million and RMB2.0 million (US$0.3 million) in 2017 and 2018;

•	salary and benefit expenses for our lottery ticket processing employees were RMB0.5 million, nil and nil in 2016, 2017 and 2018, respectively; and

•	share-based compensation expenses, which were RMB3.0 million, nil and nil in 2016, 2017 and 2018, respectively.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of:

•	promotional and marketing expenses, which primarily consist of expenses associated with various promotional events, were RMB7.5 million, RMB31.3 million and RMB54.1 million (US$7.9 million) in 2016, 2017 and 2018, respectively;

•	salary and benefit expenses for sales and marketing employees, which were RMB17.8 million, RMB14.8 million and RMB19.2 million (US$2.8 million) in 2016, 2017 and 2018, respectively;

•	share-based compensation expenses, which were RMB14.0 million, RMB9.2 million and RMB11.4 million (US$1.7 million) in 2016, 2017 and 2018, respectively;

•	advertising expenses, which consist primarily of expenses associated with advertisements we placed on TV channels and other media, were RMB0.3 million, RMB1.0 million and RMB2.4 million (US$0.3 million) in 2016, 2017 and 2018, respectively; and

•	commissions to third-party Internet companies, which are service fees we pay to third-party Internet companies for purchase orders placed on our websites by users redirected from their websites. The amount of such commissions paid to third-party Internet companies for each redirected order depends on an agreed-upon allocation ratio. The commissions to third-party Internet companies were nil, RMB5.2 million and RMB0.3 million (US$0.1 million) in 2016, 2017 and 2018, respectively.

General and administrative expenses

Our general and administrative expenses consist primarily of:

•	share-based compensation expenses, which were RMB121.4 million, RMB65.5 million and RMB76.9 million (US$11.2 million) in 2016, 2017 and 2018, respectively;

•	salary and benefit expenses for our management and general administrative employees, which were RMB44.4 million, RMB57.0 million and RMB69.7 million (US$10.1 million) in 2016, 2017 and 2018, respectively;

•	third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals, were RMB27.1 million, RMB41.2 million and RMB33.3 million (US$4.8 million) in 2016, 2017 and 2018, respectively;

•	depreciation expenses mainly for improvement of leasehold, which were RMB16.9 million, RMB13.3 million and RMB30.1 million (US$4.4 million) in 2016, 2017 and 2018, respectively;

•	office expenses, which consist primarily of office rental and other office administrative expenses, were RMB18.8 million, RMB31.6 million and RMB28.0 million (US$4.1 million) in 2016, 2017 and 2018, respectively; and

•	travel, communication and other business expenses, which consist primarily of expenses associated with business travels, were RMB12.9 million, RMB12.5 million and RMB12.0 million (US$1.7 million) in 2016, 2017 and 2018, respectively.

Service development expenses

Our service development expenses consist primarily of:

•	salary and benefit expenses for our research and development employees, which were RMB34.5 million, RMB32.8 million and RMB26.1 million (US$3.8 million) in 2016, 2017 and 2018, respectively;

•	share-based compensation expenses, which were RMB25.0 million, RMB16.4 million and RMB20.3 million (US$3.0 million) in 2016, 2017 and 2018, respectively; and

•	rental expenses, which were RMB3.8 million, RMB3.9 million and RMB12.9 million (US$1.9 million) in 2016, 2017 and 2018, respectively.

Other Operating Income

Our other operating income consists primarily of pool purchase prize amounts to which we are entitled from pool purchase prize distributions with respect to residual payments we make to complete lottery pool purchases, and technical services fees received from third parties. Our other operating income was RMB2.7 million, RMB1.2 million and RMB12.6 million (US$1.8 million) in 2016, 2017 and 2018, respectively.

Government Grant

In 2016, 2017 and 2018, we recognized grants from Shenzhen local government in an aggregate amount of RMB10.0 million, RMB6.8 million and RMB7.6 million (US$1.1 million), respectively. We might recognize similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

Impairment of equity method investments

Impairment of equity method investments were nil, RMB28.8 million and RMB149.9 million (US$21.8 million) in 2016, 2017 and 2018, respectively. The impairment loss in 2017 and 2018 were primarily related to our 40.65% equity interest in Loto Interactive, which we acquired in June 2017.

Gain from disposal of a subsidiary

In connection with our disposal of Sumpay.cn, we recognized in 2016 a disposition gain of RMB136.9 million, after deduction of the net loss arising from Sumpay.cn, and amortization expenses relating to the online payment and other licenses during the consolidating period.

In connection with our disposal of Shenzhen Caiyu in November 2017, we recognized in 2017 a disposition gain of RMB5.5 million, after deduction of the net loss arising from Shenzhen Caiyu.

In connection with our disposal of 500Fu in February 2018, we recognized in 2018 a disposition gain of RMB1.8 million (US$0.3 million), after deduction of the net loss arising from 500Fu.

Taxation

Our group includes entities incorporated in various jurisdictions throughout the world including the Cayman Islands, the British Virgin Islands, the United States, the United Kingdom, Malta, Curacao, Cyprus, Australia, Hong Kong, Japan and the People’s Republic of China. Most of these entities are either holding companies or non-operating entities. As a result, they are either not subject to any taxes in their respective local jurisdictions or did not generate any income for tax purposes.

The applicable taxation for our main operating entities is as follows:

Malta

Under the current laws, profits tax in Malta is generally assessed at the rate of 35% of taxable income. When a dividend is paid or declared to the holding company, the paying entity is entitled to claim six-sevenths (6/7) of the profits tax paid as a refund, which may effectively reduce the income tax rate to 5%.

Curacao

Multi Pay N.V. is incorporated in Curacao. Under the current laws, profits tax in Curacao is generally assessed at the rate of 2% of taxable income.

Hong Kong

500wan HK Limited is incorporated in Hong Kong. Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income. As 500wan HK Limited does not conduct any substantive operations of its own, no provision for Hong Kong income tax has been made in the financial statements as 500wan HK Limited had no assessable income for the year ended December 31, 2016, 2017 and 2018.

People’s Republic of China

The enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign-invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology, E-Sun Network, E-Sun Sky Computer, E-Sun Sky Network, Shenzhen Yicai, Baifengrun Technology, Tongfu Technology and Shenzhen Kaisheng were subject to the EIT rate of 25% in 2016, 2017 and 2018. Hainan Menghuanxingchen, Hainan Jingli, Hainan Panfeng and Hangzhou E-Sun Sky Network were subject to the EIT rate of 25% in 2018 since their inception. Guangtiandi Technology obtained a certificate of “Software Enterprise” and was granted a half reduction in tax rate in 2016 and 2017, and was subject to the EIT rate of 12.5% in 2016 and 2017, and 25% in 2018, respectively.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry.” According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15% in 2016, 2017 and 2018. Additionally, Lhasa Yicai is also exempt from provincial allocated corporate income tax from January 1, 2015 to December 31, 2017 in accordance with local tax regulations.

As of December 31, 2018, we had also recognized a total amount of RMB2.1 million (US$0.3 million) as an accrual for uncertain tax positions and associated interest and penalties related to certain unrecognized tax positions.

During the years ended December 31, 2016, 2017 and 2018, the Group recognized approximately RMB4,932,000, RMB5,098,000 and nil in interest on these unrecognized tax positions and reversed approximately RMB1,827,000, RMB7,667,000 and RMB7,420,000 (US$1,079,000) in interest. The Group had accrued approximately RMB9,989,000, RMB7,420,000 and nil for the interest on these uncertain tax positions as of December 31, 2016, 2017 and 2018, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Group’s tax filings. As of December 31, 2018, the PRC subsidiaries 2015 to 2018 tax returns remain open to examination.

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

Revenue Recognition

The Group’s revenues were derived principally from online lottery purchase services before the voluntary suspension of this service in April 2015. During the voluntary suspension period, the Group diversified its revenue streams derived from mobile gaming services, online gaming services and sports information services. Revenue is recognized in accordance with ASC 605, “Revenue Recognition” when all of the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured, and with ASC 606, “Revenue from Contracts with Customers” when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when (or as) each performance obligation is satisfied.

The Company applied the new revenue standard beginning on January 1, 2018, and adopted a modified retrospective approach upon adoption. The Group has set up an implementation schedule and analyzed each of the Group’s revenue streams in accordance with the new revenue standard to determine the impact on the Group’s consolidated financial statements. Specifically, we recognize revenues based on the following revenue recognition principles:

Online lottery purchase services

The Group earns service income for online lottery purchase services and revenues are provided by processing lottery purchase orders from end users (“Service Fee”). The Group receives purchase orders from end users through its online platforms, which include websites and mobile applications, and processes the orders with the lottery administration centers. Service Fee is received from the lottery administration centers based on the pre-determined service fee rate and the total amount of the processed orders. Pursuant to ASC 605-45, “Principal Agent Considerations,” the Group records Service Fee on a net basis because the Group is not the primary obligor in the arrangement, but acts as an agent in providing such purchase services. The Group did not generate any revenue from this service since April 2015 when the Group voluntarily suspended the online lottery purchase services due to the change of related government regulation in the PRC. It is uncertain when the services will be resumed.

Contingent service fee

The Group was also entitled to receive additional Service Fee from lottery administration centers when the total amounts of purchase orders reach an agreed threshold (“Contingent Service Fee”). As the Group is the agent in providing lottery purchase services, any Contingent Service Fee received is recorded as net revenue when the agreed thresholds are reached. Once the Group reaches the agreed thresholds, the Contingent Service Fee is then fixed and not subject to any adjustments. As a result of the voluntary suspension of the online lottery purchase services mentioned above, the Group did not generate any revenue from this source either since April 2015, and it is uncertain when we will be able to generate this fee again in the future.

Sports Information Services

The Group offers a comprehensive sports information portal via a designated mobile application, which covers (i) real-time soccer match information; and (ii) data-driven soccer match predictions generated by our proprietary analysis engine. Users can also post free or pay-per-view contents such as proprietary observations and analyses on the sports information portal. The users pay for each information and data subscription at a fixed price, and the Group pays the original information providers a fixed percentage of the total purchase amount. Revenue is recognized when users are accessible to the pay-per-view contents. The Group records the revenue on a net basis because the Group is not the primary obligor to provide the information, but acts as an agent in providing such purchase services.

Mobile Gaming Services

Before disposing of Qufan and ceasing operations of our designated mobile application Quiz in the first quarter of 2018, the Group formerly provided mobile gaming services through designated mobile applications Night of Texas Hold’em Poker, Paiyou for Texas Hold’em Poker and Quiz, and derived revenues from in-game virtual tokens and other virtual items in its game development operations. Once the users purchased virtual tokens or other virtual items through the Group’s own charging system, the Group had an implied obligation to provide the services which enable the virtual tokens or other virtual items to be displayed or used in the games. Thus, the Group initially recorded the proceeds received from the sales of virtual tokens and other virtual items as deferred revenue, and once they are consumed when the services are rendered to the respective paying players, the Group recognized the attributable portion of the deferred revenue as revenue. For consumable virtual items representing items that are extinguished after consumption in the form of fixed charges levied on each round of games played, the Group recognized revenue when the items are consumed and the related services are rendered since the paying players will not continue to benefit from the virtual items thereafter. For durable virtual items that are accessible and beneficial to paying players over an extended period, the Group recognized revenue ratably over the average life of durable virtual items for the applicable game, which the Group made best estimates to be average playing period of paying players. The Group tracked each paying player’s log-in history to estimate the average playing period of paying players, and believed its estimates to be reasonable based on sufficient available paying player information.

The Super VIP incentive

Certain qualified end users (“Super VIP”) are entitled to receive incentives from the Group based on the actual purchase amount of each transaction. As the Group does not receive an additional service or benefit from the Super VIP other than service fee earned from lottery administration centers by the Group from the transaction, the incentives are recognized as a reduction of revenue at each year end in accordance with ASC 605-50, “Customer Payments and Incentives.”

Lottery pool purchase service

Lottery pools involve individual end users purchasing a share in a pooled lottery outcome or group of outcomes with other end users. Through the lottery pool purchase service, an end user, as an initiator, starts a lottery pool by specifying a range of parameters, such as the lottery portfolio, total purchase amount and payout ratio.

The initiator is required to commit a minimum initial purchase amount when (s)he initiates a pool, usually a certain percentage of the total purchase amount. Other end users then join the pool by agreeing to the parameters set by the initiator and committing to the purchase amount. When the total purchase amount as specified by the initiator is reached, the pooled lottery purchase order will be delivered in the manner specified by the initiator. When the actual purchase amount does not reach the total purchase amount as specified by the initiator, but reaches a certain percentage of the total purchase amount before the lottery pool purchase deadline, the Group contributes the remaining outstanding purchase amount (i.e., residual amount of the lottery pool) to complete the lottery pool transaction. If the tickets win prizes from the lottery, the Group distributes the cash prizes to the end users based on the predetermined payout ratio, and the residual amount after the distribution is retained by the Group.

Since the Group contributes the residual amount of the lottery pool to earn Service Fee from the purchase made by the lottery pool and does not provide any service to the lottery administration centers, the residual amount of the lottery pool contributed by the Group paid to the lottery administration centers is recognized as a reduction of revenue. The residual amount of the lottery pool retained by the Group after the distribution of the prizes is presented as “other operating income,” and recognized upon the announcement of lottery results, as the Group’s principal activity is to provide lottery purchase services to end users.

Online spot commodity trading services

The Group provides online spot commodity trading services through our designated website and mobile application in Shenzhen Kaisheng. The Group provides customers with reliable online spot commodity trading for gold trade and delay products across PC and mobile devices. The Group processes customer orders through a commercial bank, and later formed a joint venture with Shenzhen Gold Exchange on May 11, 2018 to provide online spot commodity trading services. Trading commissions are received from the commercial bank based on the pre-determined commission fee rate and the total amount of the processed orders. The Group began to generate a small amount of revenue from trading commissions on the online spot commodity trading services since 2017.

Online gaming services

The Group also provides online lottery betting and online casino platforms through our designated website in TMG. We earn the spread by exploiting the price difference between betting and winning for online lottery betting services and online casino platforms as revenues that are generated from our registered users. The registered users agree to be bound by certain terms and conditions when they first open their accounts with us. Lottery and Casino purchase orders are placed by users through our online platforms view website. Then we process these orders. Prior to processing orders, users prepay all purchase amounts. We pay users prizes whenever there are any winnings attributable to users. We record revenues on a net basis by deducting the winning amounts from betting amounts. Revenue comprises the fair value of the consideration received for the provision of internet gaming in the ordinary course of the company’s activities, which is recognized when the outcome of an event is known.

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

Interest and penalties arising from underpayment of income taxes are computed in accordance with the related PRC tax law and are classified in the consolidated statements of comprehensive income (loss) as income tax expense. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return.

In accordance with the provisions of ASC 740 (“ASC 740”), “Income taxes,” we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than a fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax positions which is included in “long-term payables” is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

In conjunction with ASC 740, we also applied ASC 740-30 (“ASC 740-30”), “Income Taxes: Other Considerations or Special Areas,” to account for the temporary differences arising from the undistributed earnings of the foreign subsidiaries. According to ASC 740-30, all undistributed earnings of a subsidiary shall be presumed to be transferred to the parent entity. Accordingly, the undistributed earnings of a subsidiary included in consolidated income shall be accounted for as a temporary difference and affect deferred tax expense unless the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax-free.

Share-based compensation

Share options and restricted shares granted to employees and directors

Share options and restricted shares granted to employees and directors are accounted for under ASC 718 (“ASC 718”), “Compensation - Stock compensation.” In accordance with ASC 718, the Group determines whether a share option or restricted shares should be classified and accounted for as a liability award or an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Group recognizes compensation expense using the accelerated method for share options and restricted shares granted with graded vesting based on service conditions, provided that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the share options and restricted shares that are vested at that date.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent the Group revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in the following periods.

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

Share options granted to non-employees

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, “Equity-based payment to non-employees.” As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income (loss) on the grant date.

The Group, with the assistance of an independent valuation firm, determined the fair values of the share options recognized in the consolidated financial statements. The binomial option pricing model is applied in determining the estimated fair value of the share options granted to employees and non-employees.

Investments

Short-term investments

Short-term investments of the Company are comprised of an investment in a targeted asset management plan with a fixed rate. The Company accounts for all highly liquid investments with original maturities of greater than three months, but less than 12 months, in accordance with ASC 320-10, “Investments—Debt and Equity Securities,” which are classified as short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

Long-term investments

The Company’s long-term investments consist of equity investments with and equity investments without readily determinable fair value and equity method investments.

Prior to adopting ASC Topic 321, Investments Equity Securities (“ASC 321”) on January 1, 2018, the Company carried at cost its investments in investees that do not have readily determinable fair value and over which the Company does not have significant influence, in accordance with ASC Subtopic 325-20, “Investments-Other: Cost Method Investments.”

In accordance with ASC 325, “Investments-Other,” for investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment.

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

Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value, are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

As the Company’s investments in investees do not have readily determinable fair value and over which the Company does not have significant influence, when adopting ASC 321 on January 1, 2018, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. There was no effect on the Company’s consolidated financial statements subsequent to the adoption of ASC 321.

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 (“ASC 323”), “Investments-Equity Method and Joint Ventures.” Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The equity method goodwill is not subsequently amortized and is not tested for impairment under ASC 350. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospect of the investee, and the Company’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

According to the above testing, impairment losses of RMB28.8 million and RMB149.9 million (US$ 21.8 million) for the long-term investments were recognized during the years of 2017 and 2018, respectively.

Investments in limited partnerships greater than 5% are considered more than minor and accounted for using the equity method, unless it is readily apparent that the Group has virtually no influence over the partnership’s financial and operating policies.

Fair value measurements

Financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, an investment in a targeted asset management plan with a fixed rate (Note 6), other receivables, and accounts payable. As of December 31, 2017 and 2018, the carrying values of these financial instruments, approximate their fair values due to their short-term maturities.

The Group applies ASC 820 (“ASC 820”), “Fair Value Measurements and Disclosures.” ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

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

Earnings (Loss) per share

The Group computes earnings per Class A and Class B ordinary shares in accordance with ASC 260 (“ASC 260”), “Earnings Per Share,” using the two-class method. Under the provisions of ASC 260, basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income (loss) per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income (loss) per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income (loss) per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Group’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net loss per share of Class A ordinary shares, the undistributed earnings are equal to net loss for that computation.

For the purposes of calculating the Group’s basic and diluted earnings (loss) per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

Business combinations and noncontrolling interests

We account for our business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations.” The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

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

Results of Operations

The following summary of the consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects.”

Our historical results do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)

Net Revenues	5,259	71,858	126,089	18,339
Operating costs and expenses:
Cost of services	(12,749)	(37,483)	(80,017)	(11,638)
Sales and marketing	(43,398)	(63,295)	(92,465)	(13,448)
General and administrative	(247,408)	(224,321)	(251,384)	(36,562)
Service development expenses	(70,741)	(58,592)	(61,909)	(9,004)
Total operating expenses	(374,296)	(383,691)	(485,775)	(70,652)
Other operating income	2,731	1,204	12,638	1,838
Government grant	10,017	6,789	7,620	1,108
Indemnity cost	(9,979)	-	-	-
Other operating expenses	(1,915)	(34,691)	(5,060)	(736)
Operating loss from continuing operations	(368,183)	(338,531)	(344,488)	(50,103)
Other income/(expenses), net	-	821	(43)	(6)
Interest income	23,859	20,032	15,308	2,226
Loss from equity method investments	(406)	(2,128)	(15,025)	(2,185)
Impairment of equity method investments	-	(28,781)	(149,896)	(21,801)
Gain from disposal of subsidiaries	136,914	5,477	2,805	408
Changes in fair value of contingent considerations	-	(2,384)	-	-
Loss before income taxes from continuing operations	(207,816)	(345,494)	(491,339)	(71,461)
Income taxes (expenses) benefit	(2,143)	14,025	19,602	2,851
Net loss from continuing operations	(209,959)	(331,469)	(471,737)	(68,610)
income from discontinued operations, net of applicable income taxes	707	15,327	2,183	316
Gain on disposal of discontinued operations, net of applicable income taxes	-	-	10,160	1,478

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)

Net income from discontinued operations, net of applicable income taxes	707	15,327	12,343	1,794
Net loss	(209,252)	(316,142)	(459,394)	(66,816)
Net loss from continuing operations attributable to noncontrolling interest and redeemable noncontrolling interest	(6,633)	(6,734)	(8,820)	(1,283)
Net income from discontinued operations attributable to noncontrolling interest	346	7,691	1,099	161
Less: Net (loss) income attributable to the noncontrolling interests	(6,287)	1,524	(4,486)	(652)
Less: Net (loss) attributable to redeemable noncontrolling interest	-	(567)	(3,235)	(470)
Net loss attributable to 500.com Limited	(202,965)	(317,099)	(451,673)	(65,694)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	82,347	(55,805)	23,023	3,349
Unrealized gain (loss) on available for sale investments	754	(733)	-	-
Other comprehensive income (loss) net of tax	83,101	(56,538)	23,023	3,349
Comprehensive loss	(126,151)	(372,680)	(436,371)	(63,467)
Less: Comprehensive (loss) income attributable to redeemable noncontrolling interest and noncontrolling interests	(6,287)	1,348	(6,383)	(928)
Comprehensive loss attributable to 500.com Limited	(119,864)	(374,028)	(429,988)	(62,539)

Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:
Net loss from continuing operations	(0.49)	(0.80)	(1.13)	(0.164)
Net income from discontinued operations	0.001	0.02	0.03	0.004
Net loss	(0.489)	(0.78)	(1.10)	(0.16)
Losses per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)-Basic and Diluted
Net loss from continuing operations	(4.90)	(7.95)	(11.28)	(1.64)
Net income from discontinued operations	0.01	0.19	0.27	0.04
Net loss	(4.89)	(7.76)	(11.01)	(1.60)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	414,872,756	408,310,122	418,911,292	418,911,292
Diluted	414,872,756	408,310,122	418,911,292	418,911,292
Non-GAAP financial data(1)
Net loss attributable to 500.com Limited	(202,965)	(317,099)	(451,673)	(65,694)
Adjustment for share-based compensation expenses	163,341	91,143	108,628	15,799
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(39,624)	(225,956)	(343,045)	(49,895)
Adjusted net income (loss) from continuing operations attributable to 500.com Limited (non-GAAP)	(39,985)	(233,592)	(354,289)	(51,528)
Adjusted net income from discontinued operations attributable to 500.com Limited (non-GAAP)	316	7,636	11,244	1,633

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation expenses, and deferred tax expenses relating to valuation allowance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2018 compared with the year ended December 31, 2017

Net revenues

Our net revenues increased by 75.4% from RMB71.9 million in 2017 to RMB126.1 million (US$18.3 million) in 2018, primarily attributable to revenues generated from online gaming services and sports information services. The Company acquired the TMG in July 2017, which contributed significantly to the net revenues.

Revenues generated from mobile gaming services decreased by 55.1% from RMB8.9 million in 2017 to RMB4.0 million (US$0.6 million) in 2018. We started generating revenues from mobile gaming services at the end of 2016 with the development of our app “Quiz.” In February 2018, we ceased Quiz, and stopped generating mobile gaming revenues since then.

Revenues generated from online gaming services increased by 113.6% from RMB49.4 million after the acquisition of 93% equity interest in TMG in July 2017 to RMB105.5 million (US$15.3 million) in 2018. On a pro forma basis, had the acquisition of this equity interest in TMG been completed on January 1,2017, it would have contributed a full-year total net revenue of RMB93.3 million to the Company, which would have brought the total net revenue of the Company to RMB115.8 million for the year 2017. The increase in net revenue on pro forma basis would have been only 13.1%.

Revenues generated from sports information services increased by 21.2% from RMB13.2 million in 2017 to RMB16.0 million (US$2.3 million) in 2018, primarily due to the 2018 FIFA World Cup, which led to an increase in the number of users and user payment for these services. We started generating revenues from sports information services in the fourth quarter of 2016 upon the acquisition of Shenzhen Caiyu. In November 2017, we disposed of our equity interest in Shenzhen Caiyu, we continued to generate revenues from sports information services through our own service offerings “Cai Xun Hao,” which was ceased in March 2019.

Operating expenses

Our operating expenses increased by 26.6% from RMB383.7 million in 2017 to RMB485.8 million (US$70.7 million) in 2018. Our operating expenses consisted of the following:

Cost of Services. Our cost of services increased by 113.3% from RMB37.5 million in 2017 to RMB80.0 million (US$11.6 million) in 2018. The increase was primarily due to (i) an increase in amortization expenses relating to the licenses through the acquisition of a 93% equity interest in TMG in July 2017, from RMB13.7 million in 2017 to RMB31.5 million (US$4.6 million) in 2018; (ii) an increase in business insurance costs of TMG associated with online lottery betting, from RMB7.0 million to RMB20.4 million (US$3.0 million) in 2018; (iii) an increase in platform service fees of TMG associated with online casino platforms, from RMB4.5 million to RMB12.1 million (US$1.8 million) in 2018; and (iv) an increase in account handling expenses relating to our mobile distribution channels from RMB2.9 million in 2017 to RMB6.8 million (US$1.0 million) in 2018, slightly offset by a decrease in server leasing and maintenance expenses from RMB8.2 million in 2017 to RMB6.1 million (US$0.9 million) in 2018.

Sales and marketing expenses. Sales and marketing expenses increased by 46.1% from RMB63.3 million in 2017 to RMB92.5 million (US$13.5 million) in 2018: The increase was mainly due to: (i) an increase in promotional and marketing expenses from RMB31.3 million in 2017 to RMB54.1 million (US$7.9 million) in 2018, which was primarily due to the operation of mobile gaming services, online gaming services and sports information services in 2018 and (ii) an increase in salary and benefit expenses for employees from RMB14.8 million in 2017 to RMB19.2 million (US$2.8 million) in 2018.

General and administrative expenses. General and administrative expenses increased by 12.1% from RMB224.3 million in 2017 to RMB251.4 million (US$36.6 million) in 2018. The increase primarily consisted of:

•	an increase in share-based compensation expenses associated with share options granted to our directors and employees from RMB65.5 million in 2017 to RMB76.9 million (US$11.2 million) in 2018, which was primarily related to the share options granted in 2018;

•	an increase in salary and benefit expenses for employees from RMB57.0 million in 2017 to RMB69.7 million (US$10.1 million) in 2018, which was primarily related to the increased number of employees of the newly acquired subsidiary, TMG; and

•	an increase in depreciation expenses from RMB13.3 million in 2017 to RMB30.1 million (US$4.4 million) in 2018, which was primarily related to the leasehold improvements for the Company’s new offices which were put into use at the end of 2017.

The increase in general and administrative expenses was slightly offset by a decrease in third-party professional service fees from RMB41.2 million in 2017 to RMB33.3 million (US$4.8 million) in 2018, which was primarily due to the acquisition activities conducted in 2017.

Service development expenses. Service development expenses increased by 5.6% from RMB58.6 million in 2017 to RMB61.9 million (US$9.0 million) in 2018. The increase was primarily due to (i) an increase in share-based compensation expenses associated with the share options granted to our service development employees from RMB16.4 million in 2017 to RMB20.3 million (US$3.0 million) in 2018; and (ii) an increase in rental expense in from RMB3.9 million in 2017 to RMB12.9 million (US$1.9 million) in 2018. The increase in service development expenses was slightly offset by a decrease in salary and benefit expenses for employees from RMB32.8 million in 2017 to RMB26.1 million (US$3.8 million) in 2018, due to the decrease in the number of employees.

Other operating income

Other operating income increased by 950.0% from RMB1.2 million in 2017 to RMB12.6 million (US$1.8 million) in 2018. The increase was mainly due to: (i) gain from exchange rate of U.S. dollars to Renminbi of RMB6.4 million in 2018 and (ii) an increase in technical and management services fees received from third parties from RMB0.7 million in 2017 to RMB3.6 million (US$0.5 million) in 2018.

Operating loss

As a result of the foregoing factors, we recorded operating loss from continuing operations of RMB344.5 million (US$50.1 million) in 2018, an increase of RMB6.0 million compared with operating loss from continuing operations of RMB338.5 million in 2017.

Impairment of equity method investments.

Impairment of equity method investments increased by 420.5% from RMB28.8 million in 2017 to RMB149.9 million (US$21.8 million) in 2018, the impairment loss in 2017 and 2018 being primarily related to our 40.65% equity interest in Loto Interactive, which we acquired in June 2017;

Gain from disposal of subsidiaries

Gain from disposal of subsidiaries was RMB2.8 million (US$0.4 million) in 2018, a decrease of RMB2.7 million compared with gain from disposal of “Caiyu” of RMB5.5 million in 2017.

Loss before income taxes

Loss before income taxes was RMB491.3 million (US$71.5 million) in 2018, an increase of RMB145.8 million compared with loss before income taxes of RMB345.5 million in 2017.

Income tax benefit

We recorded income tax benefit of RMB19.6 million (US$2.9 million) in 2018, an increase of RMB5.6 million compared with income tax benefit of RMB14.0 million in 2017. Income tax benefit was primarily due to a reversal of uncertain tax liabilities of RMB20.7 million in 2018.

Net loss

As a result of the forgoing factors, we recorded net loss from continuing operations of RMB471.7 million (US$68.6 million) in 2018, as compared to net loss from continuing operations of RMB331.5 million in 2017.

Net loss attributable to 500.com Limited

We recorded net loss from continuing operations attributable to 500.com Limited of RMB462.9 million (US$67.3 million) in 2018, as compared to net loss from continuing operations attributable to 500.com Limited of RMB324.7 million in 2017. We also recorded non-GAAP net loss from continuing operations attributable to 500.com Limited of RMB354.3 million (US$51.5 million) in 2018, as compared to non-GAAP net loss from continuing operations attributable to 500.com Limited of RMB233.6 million in 2017.

The year ended December 31, 2017 compared with the year ended December 31, 2016

Net revenues

Our net revenues increased by 1,256.6% from RMB5.3 million in 2016 to RMB71.9 million in 2017, primarily attributable to revenues generated from mobile gaming services, online gaming services and sports information services. The increase in our net revenues was slightly offset by the discontinuance of our payment processing and complementary services in May 2016.

Revenues generated from mobile gaming services from nil in 2016 to RMB8.9 million in 2017, primarily due to an increase in the number of users and user payment for these services. We started generating revenues from mobile gaming services in the fourth quarter of 2016 upon the development of our app “Quiz.” In February 2018, we ceased Quiz, and stopped generating mobile gaming revenues since then.

We began to generate revenues from online gaming services after the acquisition of 93% equity interest in TMG in July 2017, and generated revenues of RMB49.4 million in 2017.

Revenues generated from sports information services increased by 633.3% from RMB1.8 million in 2016 to RMB13.2 million in 2017, primarily due to an increase in the number of users and user payment for these services. We started generating revenues from sports information services in the fourth quarter of 2016 upon the acquisition of Shenzhen Caiyu. In November 2017, we disposed of our equity interest in Shenzhen Caiyu, and “Cai Xun Hao” was ceased in March 2019.

We also generated revenues from payment processing and complementary services in the amount of RMB3.5 million in 2016 through our investment in Sumpay.cn, which we disposed of in May 2016.

Operating expenses

Our operating expenses increased by 2.5% from RMB374.3 million in 2016 to RMB383.7 million in 2017. Our operating expenses consisted of the following:

Cost of Services. Our cost of services increased by 195.3% from RMB12.7 million in 2016 to RMB37.5 million in 2017. The increase was primarily due to (i) amortization expenses relating to the licenses through the acquisition of a 93% equity interest in TMG in July 2017 of RMB13.7 million in 2017; (ii) an increase in business insurance costs of TMG associated with online lottery betting of RMB7.0 million in 2017; (iii) an increase in platform service fees of TMG associated with online casino platforms of RMB4.5 million in 2017; and (iv) an increase in account handling expenses relating to our mobile distribution channels from RMB0.6 million in 2016 to RMB2.9 million in 2017, slightly offset by a decrease in share-based compensation expenses associated with share options granted to our employees from RMB3.0 million in 2016 to nil in 2017.

Sales and marketing expenses. Sales and marketing expenses increased by 45.9% from RMB43.4 million in 2016 to RMB63.3 million in 2017: The increase mainly due to:

•	an increase in promotional and marketing expenses from RMB7.5 million in 2016 to RMB31.3 million in 2017, which was primarily due to the operation of mobile gaming services, online gaming services and sports information services in 2017.

The increase in sales and marketing expenses was slightly offset by a decrease in share-based compensation expenses associated with share options granted to our employees from RMB14.0 million in 2016 to RMB9.2 million in 2017, which was primarily due to the expiration of share options granted in 2014.

General and administrative expenses. General and administrative expenses decreased by 9.3% from RMB247.4 million in 2016 to RMB224.3 million in 2017. The decrease primarily due to:

•	a decrease in share-based compensation expenses associated with share options granted to our directors and employees from RMB121.4 million in 2016 to RMB65.5 million in 2017, which was primarily due to the expiration of share options granted in 2014.

The decrease in general and administrative expenses was slightly offset by: (i) an increase in third-party professional service fees from RMB27.1 million in 2016 to RMB41.2 million in 2017, which was primarily related to the acquisition activities conducted in 2017; (ii) an increase in salary and benefit expense for employees from RMB44.4 million in 2016 to RMB57.0 million in 2017, which was primarily related to the increased number of employees of the newly acquired subsidiary, TMG; (iii) and an increase in rental expenses from RMB11.7 million in 2016 to RMB24.8 million in 2017, which was primarily related to our newly rented offices located in Hong Kong and Shenzhen starting late 2016.

Service development expenses. Service development expenses decreased by 17.1% from RMB70.7 million in 2016 to RMB58.6 million in 2017. The decreased was primarily due to (i) a decrease in share-based compensation expenses associated with the share options granted to our service development employees from RMB25.0 million in 2016 to RMB16.4 million in 2017; and (ii) a decrease in technical services fee from RMB2.0 million in 2016 to RMB1.0 million in 2017. (iii) a decrease in salary and benefit expenses for employees from RMB34.5 million in 2016 to RMB32.8 million in 2017.

Other operating income

Other operating income decreased slightly from RMB2.7 million in 2016 to RMB1.2 million in 2017.

Operating loss

As a result of the foregoing factors, we recorded operating loss from continuing operations of RMB338.5 million in 2017, a decrease of RMB29.7 million compared with operating loss from continuing operations of RMB368.2 million in 2016.

Impairment of equity method investments.

Impairment loss on equity investment increased from nil in 2016 to RMB28.8 million in 2017, the impairment loss in 2017 being primarily related to our 40.65% equity interest in Loto Interactive, which we acquired in June 2017;

Gain from disposal of subsidiaries

Gain from disposal of subsidiaries was RMB5.5 million in 2017, a decrease of RMB131.4 million compared with gain from disposal of Sumpay.cn of RMB136.9 million in 2016.

Loss before income taxes

Loss before income taxes was RMB345.5 million in 2017, an increase of RMB137.7 million compared with loss before income taxes of RMB207.8 million in 2016.

Income tax expense

We recorded income tax benefit of RMB14.0 million in 2017, as compared to income tax expense of RMB2.1 million in 2016. Income tax benefit was primarily due to a reversal of uncertain tax liabilities of RMB14.7 million in 2017.

Net loss

As a result of the forgoing factors, we recorded net loss from continuing operations of RMB331.5 million in 2017, as compared to net loss from continuing operations of RMB210.0 million in 2016.

Net loss attributable to 500.com Limited

We recorded net loss from continuing operations attributable to 500.com Limited of RMB324.7 million in 2017, as compared to net loss from continuing operations attributable to 500.com Limited of RMB203.3 million in 2016. We also recorded non-GAAP net loss from continuing operations attributable to 500.com Limited of RMB233.6 million in 2017, as compared to non-GAAP net loss from continuing operations attributable to 500.com Limited of RMB40.0 million in 2016.

B.	Liquidity and Capital Resources

Our principal sources of liquidity has been cash provided by our operating activities and proceeds from the issuances of preferred shares and ordinary shares. As of December 31, 2018, we had RMB435.1 million (US$63.3 million) in cash and cash equivalents and RMB100.0 million (US$14.5 million) in short-term investments.

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entities in China and Europe. Our PRC subsidiaries’ ability to make dividends or other cash payments to us are subject to various restrictions under PRC laws and regulations. See “Item 3D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Item 3D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” Although we consolidate the results of our PRC consolidated affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive service fees from them in exchange for certain technology consulting and other services provided by us and the use of certain intellectual properties owned by us.

We believe that our current cash and the net proceeds we received from equity financing will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this report, after taking into consideration that we have suspended all of our online sports lottery sales since April 4, 2015 and are currently not generating any revenue from sports lottery sales. Our subsidiary, TMG, can be self-sufficient without requiring additional capital from us. We disposed of Qufan and received a significant amount of cash from that disposal. All these factors combined will have a positive impact on our cash flows for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(114,341)	(199,875)	(160,506)	(23,346)
Net cash provided by (used in) investing activities	496,938	108,355	(9,486)	(1,379)
Net cash (used in) provided by financing activities	(117,094)	(11,700)	54,791	7,969
Effect of exchange rate changes on cash and cash equivalents	47	(43,224)	21,226	3,087
Cash, cash equivalents and restricted cash at the beginning of the year	411,256	676,806	530,362	77,138
Cash, cash equivalents and restricted cash at the end of the year	676,806	530,362	436,387	63,469

Net cash provided by (used in) operating activities

Net cash used in operating activities in 2018 was RMB160.5 million (US$23.3 million), which was primarily attributable to (i) net loss of RMB459.4 million (US$66.8 million) adjusted by subtracting RMB108.6 million (US$15.8 million) of share-based compensation; (ii) depreciation and amortization expenses of RMB64.0 million (US$9.3 million); (iii) impairment loss on equity investment of RMB149.9 million (US$21.8 million); (iv) loss from equity method investments of RMB15.0 million (US$2.2 million); and (v) a decrease in prepayments and other receivables of RMB7.9 million (US$1.2 million). Net cash provided by operating activities in 2018 was partially offset by (i) a decrease in accrued expenses and other current liabilities of RMB1.4 million (US$0.2 million); (ii) a decrease in long-term payables of RMB24.7 million (US$3.6 million); (iii) a gain on disposal of subsidiary of RMB13.0 million (US$1.9 million); (iv) investment income from short-term investments of RMB6.1 million (US$0.9 million), and (v) a decrease in accrued salary and benefit expenses for employees of RMB1.8 million (US$0.3 million).

Net cash used in operating activities in 2017 was RMB199.9 million, which was primarily attributable to (i) net loss of RMB316.1 million adjusted by subtracting RMB91.1 million of share-based compensation; (ii) depreciation and amortization expenses of RMB39.5 million; (iii) impairment loss on equity investment of RMB28.8 million; (iv) loss from equity method investments of RMB2.1 million; (v) provision for bad debt of RMB1.5 million, and (vi) an increase in accrued expenses and other current liabilities of RMB11.6 million. Net cash provided by operating activities in 2017 was partially offset by (i) an increase in prepayments and other receivables of RMB32.2 million; (ii) a decrease in long-term payables of RMB19.6 million; (iii) a gain from disposal of subsidiary of RMB5.5 million; and (iv) a decrease in income tax payable of RMB2.1 million.

Net cash used in operating activities in 2016 was RMB114.3 million, which was primarily attributable to (i) net loss of RMB209.3 million adjusted by subtracting RMB163.3 million of share-based compensation; (ii) depreciation and amortization expenses of RMB19.7 million; (iii) impairment loss on equity investment of RMB3.4 million; (iv) an increase in accrued expenses and other current liabilities of RMB55.4 million; (v) an increase in income tax payable of RMB5.3 million, and (vi) an increase in accrued payroll and welfare payables of RMB1.8 million. Net cash provided by operating activities in 2016 was partially offset by (i) gain from disposal of a subsidiary of RMB136.9 million; (ii) an increase in deposits of RMB4.8 million; (iii) an increase in prepayments and other receivables of RMB4.3 million; (iv) an increase in accounts receivables of RMB4.4 million; and (v) a decrease in long-term payables of RMB2.5 million.

Net cash provided by (used in) investing activities

Net cash used in investing activities in 2018 was RMB9.5 million (US$1.4 million), which was primarily attributable to (i) cash distribution from short-term investments of RMB6.1 million (US$0.9 million); (ii) cash received from return of other long-term investments of RMB7.6 million (US$1.1 million), (iii) cash proceeds from disposal of other long-term assets of RMB5.8 million (US$0.9 million); (iv) repayment of loans provided to third-parties of RMB5.0 million (US$0.7 million); and (v) cash received from disposal of subsidiaries and VIEs, net of cash disposed of RMB23.7 million (US$3.4 million); which was partially offset by (i) cash paid for acquisition of other non-current assets of RMB11.1 million (US$1.6 million); (ii) cash paid for acquisition of property and equipment of RMB35.6 million (US$5.2 million); (iii) cash paid for loans provided to third-parties of RMB10.0 million (US$1.5 million), and (iv) cash paid for acquisition of intangible asset of RMB1.1 million (US$0.2 million).

Net cash provided by investing activities in 2017 was RMB108.4 million, which was primarily attributable to (i) cash received from return of time deposits of RMB804.7 million; (ii) cash received from disposal of subsidiaries and VIEs, net of cash of RMB71.8 million, and (iii) cash received from disposal of property and equipment of RMB3.5 million; which was partially offset by (i) net cash paid for business combination, net of cash of RMB374.3 million; (ii) cash paid for acquisition of other non-current assets (primarily attributable to investment in Loto Interactive) of RMB302.3 million; (iii) cash paid for acquisition of property and equipment of RMB72.9 million; (iv) cash paid for short-term investments of RMB20.0 million, and (v) cash paid for acquisition of intangible asset of RMB2.1 million.

Net cash provided by investing activities in 2016 was RMB496.9 million, which was primarily attributable to (i) cash received from return of time deposits of RMB1,386.9 million; (ii) cash received from the maturity of short-term investments of RMB100.0 million; and (iii) cash received from disposal of subsidiaries and VIEs, net of cash proceeds of RMB224.4 million; which was partially offset by (i) cash paid for time deposits of RMB938.9 million; (ii) cash paid for short-term investments of RMB213.5 million; (iii) cash paid for acquisition of other non-current assets of RMB28.4 million; (iv) cash paid for business combination with Sumpay.cn of RMB6.7 million; and (v) cash paid for acquisition of property and equipment of RMB26.9 million.

Net cash provided by (used in) financing activities

Net cash provided by financing activities in 2018 was RMB54.8 million (US$8.0 million) which was primarily attributable to (i) withdrawal of prepayment for share repurchase of RMB13.3 million (US$1.9 million); and (ii) proceeds from the exercise of share options of RMB41.5 million (US$6.0 million).

Net cash used in financing activities in 2017 was RMB11.7 million which was primarily attributable to payment for repurchase of shares of RMB17.3 million; which was partially offset by proceeds from the exercise of share options of RMB5.6 million.

Net cash used in financing activities in 2016 was RMB117.1 million which was primarily attributable to payment for repurchase of shares of RMB131.0 million; which was partially offset by proceeds from the exercise of share options of RMB12.6 million and reimbursement of ADR program-related expenses of RMB1.4 million.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of RMB26.7 million, RMB75.0 million and RMB36.7 million (US$5.3 million) in 2016, 2017 and 2018, respectively. In addition, our capital expenditures in 2016, 2017 and 2018 primarily consisted of purchases of additional information technology-related equipment and leasehold improvement of our new office. We expect that our capital expenditures will increase in the future as we make technological improvements to our transaction and service platform.

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

The Company has adopted ASU 2016-02 on January 1, 2019 using a modified retrospective method and will not restate comparable periods. The Company elected the package of practical expedients permitted under the transition guidance, which allow the Company to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to the adoption of the new standard. The Company also elected the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. Certain operating leases related to offices which are subject to ASU 2016-02 and right-of-use assets and lease liabilities are recognized on the Company’s consolidated balance sheet. The Company currently believes the most significant change is related to the recognition of right-of-use assets and lease liabilities on the Company’s balance sheet for certain in-scope operating leases. There is no material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adopting ASU 2016-13 on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adopting ASU 2017-04 on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), and Derivatives and Hedging (Topic 815). The guidance of Part I is to clarify accounting for certain financial instruments with down round feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (“EPS”) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features. The amendments also recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. The amendments in Part I of ASU No. 2017-11 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Group has not early adopted this update. The Group is currently in the process of evaluating the impact of the adoption of ASU 2017-11 on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. ASU No. 2018-02 is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Group has not early adopted this update. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 - Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Tax Cuts and Jobs Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Group has evaluated the impact of the Tax Cuts and Jobs Act as well as the guidance of SAB 118 and incorporated the changes into the determination of a reasonable estimate of the deferred tax and appropriate disclosures in the notes to our consolidated financial statements (see Note 13).

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU 2018-07”) by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The ASU 2018-07 will impact the accounting of the share-based awards granted to non-employees and the Company does not expect a significant impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company does not expect a significant impact on its consolidated financial statements.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities in the future as a result of the suspension of our online sports lottery sales services.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights and our brands. “500wan”, “500.com“, “fengkuangcaiqiu”, “youqiu”, “youqiubiying” and “500gold” are trademarks registered in the PRC, USA, UK, Hong Kong and Macau, respectively, which are owned by E-Sun Network, E-Sun Sky Network and 500wan HK Limited. We have registered 45 trademarks relating to “500wan”, 46 trademarks relating to “500.com“ and 5 trademarks relating to “youqiu”, 4 trademarks relating to “youqiubiying”, 13 trademarks relating to “fengkuangcaiqiu”, and 1 trademark relating to “500gold” with the Trademark Office of the State Administration for Industry and Commerce of the PRC, registered 5 trademarks relating to “500.com” with United States Patent and Trademark Office, 5 trademarks relating to “500.com” with United Kingdom Intellectual Property Office, 5 trademarks relating to “500.com” with Japan Patent Office, 5 trademarks relating to “500.com” with Hong Kong Trade Marks Registry Intellectual Property Department, and 5 trademarks relating to “500wan” and 5 trademarks relating to “500.com“ with Macau Economic Services. We have also registered domain names including “500wan.com,” “500wan.com.cn,” “500wan.cn,” “500wan.net.cn,” and “500.com.” We own 87 software copyright registrations in PRC through Guangtiandi Technology, E-Sun Sky Computer and E-Sun Sky Network as of the date of this annual report mostly for our client software.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not engage in trading activities involving non-exchange traded contracts or interest rate swap transactions or foreign currency forward contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our future minimum payments under non-cancelable operating leases of office rent with initial terms in excess of one year as of the indicated dates.

	As of December 31, 2018
	(RMB)	(US$)
	(in thousands)
2019	25,661	3,780
2020	26,892	3,961
2021	21,952	3,234
2022	16,499	2,430
Total	91,004	13,405

As of December 31, 2018, we did not have any long-term debt obligations or purchase obligations.

G.	Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Huixuan Wang	[52]	Chairman
Bo Yu	[51]	Director
Qian Sun	[44]	Independent Director
Honghui Deng	[48]	Independent Director
Yu Wei	[48]	Independent Director
Angel Yan Ki Wong	[48]	Independent Director
Zhengming Pan	[40]	Director and Chief Executive Officer
Qiang Yuan	[46]	Chief Financial Officer
Zhaofu Tian	[43]	Chief Technology Officer

Mr. Huixuan Wang has served as a director and Chairman of the Board since August 2018. Mr. Wang has been the director and Co-President of Tsinghua Unigroup since July 2016. Prior to joining Tsinghua Unigroup, Mr.Wang was the director of the management committee of Midong New Zone in Xinjiang, the Vice President of Xinjiang Branch of China Life Insurance Company Ltd., Person Chiefly in Charge of Guangdong Branch, General Manager of Shandong Branch and Executive Director and Vice President of head office of Chinese People’s Life Insurance Company Ltd., and Chairman of Board of Directors, Director and Principal Member of the Investment Decision-Making Committee of Life Insurance Capital Investment Management Company Ltd. Mr. Wang received a bachelor of Laws degree from Central China Normal University in 1987, and EMBA and a Ph.D. degree in Technological Economics and Management from Tianjin University in 2005.

Mr. Qian Sun has served as our director from October 21, 2013, and became our independent director from August 2016. Mr. Sun is a managing director of Sequoia Capital China, where he focuses on consumer and technology-related investment. Prior to joining Sequoia Capital China in 2006, Mr. Sun worked at General Atlantic from 2003 to 2005, focusing on technology-related growth investment in China. He also worked as a management consultant at Monitor Group in Hong Kong from 1997 to 1999. Mr. Sun received a BA degree in applied mathematics from Harvard College in 1997, an MBA from Harvard Business School and a J.D. from Harvard Law School in 2003.

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

Mr. Yu Wei has served as our independent director from November 21, 2013. Mr. Wei is the founder and director of Artix International Group Co., Ltd. Mr. Wei has served as vice president of China Railway Modern Logistics Technology Co., Ltd. since 2007 and vice president of Guiyang Longyuan Real Estate Co., Ltd. since 2011. Mr. Wei has served as a director in Guangxi Dirun Mining Industry Investment Co., Ltd. and Beijing Happy Forever Investment Management Co., Ltd. in 2011 and 2012, and has served as vice president of Guangzhou China Railway Taibo Real Estate Co., Ltd. since 2013. Mr. Wei graduated from Beijing Jiaotong University, Institute of Economics and Logistics in 1990, and received an EMBA degree from Cheung Kong Graduate School of Business in 2009.

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

Mr. Qiang Yuan has served as our chief financial officer since December 18, 2017. Prior to his appointment as a chief financial officer, Mr. Yuan has served in various positions within the Company since 2001. Mr. Yuan was a vice president in charge of financial matters for the Company from June 2014 to July 2016 and has served as a senior vice president since July 2016. Mr. Yuan received a bachelor’s degree in Financial Management from Zhongnan University of Finance and Economics.

Mr. Zhaofu Tian has served as our chief technology officer since October 2012. Mr. Tian has over 11 years of experience in the information technology industry. From 2007 to 2009, Mr. Tian served as a director in Tencent Engineering. From 2001 to 2007, Mr. Tian worked in UTStarcom Shenzhen R&D Center. From 1997 to 1999, Mr. Tian worked in SONY Precise Devices (Huizhou) Co. Ltd. Mr. Tian received a bachelor’s degree from Harbin Institute of Technology in 1997, a master degree from Harbin Institute of Technology in 2001, and a Master of Business Administration degree from Hong Kong University of Science and Technology in 2011.

B.	Compensation

Compensation of Directors and Executive Officers

In 2018, the aggregate cash compensation to all our directors and our executive officers was RMB5.5 million (US$0.8 million). For share-based compensation, see “Item 6B. Compensation—Share Incentive Plans.” We did not have any amount accrued in 2018 for pension, retirement or other similar benefits to our directors and our executive officers.

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

Name	Number of Ordinary Shares Underlying Options	Exercise Price(1) (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration
Man San Law	660,000	0.2	April 8, 2012	April 8, 2011	April 8, 2021
	1,400,000	0.4	October 22, 2014	October 22, 2013	October 22, 2023
	2,980,000	1	June 19, 2015	June 19, 2014	June 19, 2019
	100,000	1.851	November 21, 2016	January 6, 2016	November 22, 2019
Zhengming Pan	2,483,330	1	June 19, 2015	June 19, 2014	June 19, 2019
	100,000	1.851	November 21, 2016	January 6, 2016	November 22, 2019
	100,000	1.35	November 21, 2017	December 16, 2016	November 22, 2019
Zhaofu Tian	*	1	June 19, 2015	June 19, 2014	June 19, 2019
Qiang Yuan	*	1	June 19, 2015	June 19, 2014	June 19, 2019
Honghui Deng	*	1	November 22, 2014	June 19, 2014	November 22, 2019
		1.851	November 21, 2016	January 6, 2016	November 22, 2019
		1.35	November 21, 2017	December 16, 2016	November 22, 2019
Yu Wei	*	1	November 22, 2014	June 19, 2014	November 22, 2019
		1.851	November 21, 2016	January 6, 2016	November 22, 2019
		1.35	November 21, 2017	December 16, 2016	November 22, 2019
Qian Sun	*	1	November 22, 2014	June 19, 2014	November 22, 2019
		1.851	November 21, 2016	January 6, 2016	November 22, 2019
		1.35	November 21, 2017	December 16, 2016	November 22, 2019
Angel Yan Ki Wong	*	1.851	November 21, 2016	January 6, 2016	November 22, 2019
		1.35	November 21, 2017	December 16, 2016	November 22, 2019
Bo Yu	*	1	June 19, 2016	June 19, 2014	June 19, 2020
		1.35	November 21, 2017	December 16, 2016	November 22, 2019
Directors and officers as a group	660,000	0.2
	1,400,000	0.4
	7,946,680	1
	600,000	1.851
	500,000	1.35
Other Individuals as a group	1,073,500	0.2
	41,350	0.4
	14,302,410	1
	200,000	2.545

*	Options to purchase less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.

(1)	The exercise price of the options granted on April 8, 2011 was set by our board of directors at US$0.40 per share on the date of grant, and was adjusted to US$0.20 per share by our board of directors on June 8, 2012 as it believed the voluntary suspension would materially and adversely affect our revenues for 2012 and the fair value of our ordinary shares. The exercise price of options granted on June 19, 2014 was set by our board of directors at US$3.23 per share, which was equivalent to the market price of our publicly traded shares on the previous day, and was adjusted to US$1.00 per share by our board of directors on March 19, 2015 as it believed the suspension by provincial sports lottery administration centers to accept online lottery purchase orders would materially and adversely affect our revenues for 2015 and the fair value of our ordinary shares. The last vest date of the remaining unexercised shares of options granted on June 19, 2014 was extended by our board of directors from June 19, 2017 to June 19, 2018. All the other terms of the options remain unchanged.

Name	Number of Ordinary Shares	Vesting Commencement Date	Date of Grant	Date of Expiration
Zhengming Pan	300,000	June 1, 2019	August 15, 2017	August 15, 2027
Zhaofu Tian	*	June 1, 2019	August 15, 2017	August 15, 2027
Qiang Yuan	*	June 1, 2019	August 15, 2017	August 15, 2027
Bo Yu	*	June 1, 2019	August 15, 2017	August 15, 2027
Directors and officers as a group	500,000
Other Individuals as a group	14,130,740

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

Compensation Committee

Our compensation committee consists of Bo Yu, Huixuan Wang, and Honghui Deng. Bo Yu is the chairman of our compensation committee. Honghui Deng satisfies the requirements for an “independent director” within the meaning of NYSE rules.

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

Strategy Committee

Our strategic planning committee consists of Huixuan Wang, Qian Sun and Zhengming Pan. Huixuan Wang is the chairman of our strategic planning committee. Our strategic planning committee assists the board of directors in designing the strategic plan of our business. Our strategic planning committee is responsible for, among other things:

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

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 366, 408 and 282 employees as of December 31, 2016, 2017 and 2018, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2018.

Function	Number of employees
Management and Administration	9
Sales, Marketing and Website Operation	87
Service and User Support	17
Technology and Product Development	108
Administrative Support	61
Total	282

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 373,088,212 Class A ordinary shares and 54,400,299 Class B ordinary shares.

	Shares Beneficially Owned		Percentage of Votes Held
	Number	Percent	Percent
Directors and Executive Officers:
Zhengming Pan(1)	6,033,330	1.40%	0.66%
Zhaofu Tian	*	*	*
Qiang Yuan	*	*	*
Honghui Deng	*	*	*
Yu Wei	*	*	*
Qian Sun	*	*	*
Angel Yan Ki Wong	*	*	*
Bo Yu	*	*	*
Huixuan Wang	*	*	*

Principal Shareholders:
Tsinghua Unigroup International Co., Ltd.(2)	136,343,110	31.89%	14.87%
Man San Law(3)	44,413,854	10.27%	30.19%
Sequoia Capital 2010 CGF Holdco, Ltd.(4)	35,042,735	8.20%	3.82%

The business address of our directors and executive officers is 12F, West Side, Block B, Building No.7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen, 518115, People’s Republic of China.

*	Less than 1% of our outstanding ordinary shares.

(1)	represents (i) 240,000 ADSs which represent 2,400,000 Class A ordinary shares owned by Ace Chance Global Limited, a BVI company wholly and beneficially owned by Mr. Pan, with the address of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr. Pan, by virtue of his sole ownership of Ace Chance Global Limited, may be deemed to beneficially own such 2,400,000 Class B ordinary shares, and (ii) 2,983,330 Class A ordinary shares issuable upon the exercise of options and RSUs within 60 days of the date of this annual report granted to Mr. Pan under our 2011 Share Incentive Plan and 2014 Share Incentive Plan, and (iii) 65,000 ADSs which represent 650,000 Class A ordinary shares.

(2)	represents (i) 63,500,500 Class A ordinary shares, and (ii) 6,456,905 ADSs which represent 64,569,050 Class A ordinary shares, owned by Tsinghua Unigroup International Co., Ltd. (iii) 827,356 ADSs which represent 8,273,560 Class A ordinary shares, owned by Unis Technology Strategy Investment Limited. The address of Tsinghua Unigroup International Co., Ltd. is Floor 6, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing, China.

(3)	represents (i) 21,000,006 Class B ordinary shares and (ii) 800,883 ADSs which represent 8,008,830 Class A ordinary shares owned by Delite Limited, (iii) 5,000,008 Class B ordinary shares and (iv) 526,501 ADSs which represent 5,265,010 Class A ordinary shares owned by Smart Mega Holdings Limited, as well as (v) 5,140,000 Class A ordinary shares issuable upon the exercise of options and RSUs within 60 days of the date of this annual report granted to Mr. Law under our 2011 Share Incentive Plan. Delite Limited is a BVI company with the address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Delite Limited is wholly owned by Jackpot International Ltd, a Guernsey company which is wholly owned by The Jackpot Trust, a revocable discretionary trust established by Mr. Law with Mr. Law as settlor and Mr. Law and his family members as beneficiaries, which include Ms. Ping Yuan, wife of Mr. Law, Ms. Yuhan Law, daughter of Mr. Law, Mr. Lin Law, father of Mr. Law, and Ms. Ruihua Hu, mother of Mr. Law. The 21,000,006 Class B ordinary shares and 800,883 ADSs owned by Delite Limited are held by Credit Suisse Trust Limited as trustee of The Jackpot Trust. Smart Mega Holdings Limited is a BVI company with the address of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Smart Mega Holdings Limited is wholly owned by Vibrant Jade Ltd., a Guernsey company which is wholly owned by The Vibrant Jade Trust, a revocable discretionary trust established by Ms. Ping Yuan, wife of Mr. Law, with Ms. Yuan as settlor and Mr. Law and Ms. Yuhan Law, daughter of Ms. Ping Yuan, as beneficiaries. The 5,000,008 Class B ordinary shares and 526,501 ADSs owned by Smart Mega Holdings Limited are held by Credit Suisse Trust Limited as trustee of The Vibrant Jade Trust.

(4)	represents (i) 5 Class B ordinary shares, and (ii) 3,504,273 Restricted ADSs which represent 35,042,730 Class A ordinary shares, owned by Sequoia Capital 2010 CGF Holdco, Ltd. Sequoia Capital 2010 CGF Holdco, Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd., Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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

Non-Interest Bearing Borrowings from Related Parties

Historically, we extended loans to certain directors and entities controlled by certain directors, executive officers and a principal shareholder of our company. As of December 31, 2016, 2017 and 2018, there were no outstanding balance due from these related parties.

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

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the New York Stock Exchange since November 22, 2013 under the symbol “WBAI.”

As of the date of this annual report, a total of 37,308,821 ADSs representing 373,088,212 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the New York Stock Exchange since November 22, 2013 under the symbol “WBAI.”

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

In connection with our acquisition of a 93% equity interest in TMG in 2017, we entered into a shareholders’ agreement with Helmet Limited, or Helmet, which owns the remaining 7% equity interest (post-acquisition). Pursuant to this shareholders’ agreement, if Thomas Biro resigns from his employment with TMG, or his employment is terminated for whatever reason, Helmet has the right to request that we, on one occasion, purchase all or some of the TMG shares then held by Helmet. This right is exercisable within one year from the aforementioned resignation. However, such right is not exercisable if Mr. Biro resigns before December 31, 2018. When the notice to exercise such right is delivered, we and Helmet shall, within 30 business days, establish a fair market value as the purchase price for the TMG shares subject to sale. If both parties fail to reach an agreement during such period, the fair market value of those TMG shares will be decided by an independent valuation expert appointed by both parties. If the parties are not able to decide on an independent valuation expert, such expert shall be appointed in accordance with the dispute resolution provisions under the shareholders’ agreement. As of the date of this annual report, we have received the redemption notice from Helmet, which requested the Company to repurchase the 7% equity interest held by Helmet at the redemption price of EUR3,745,000. Both parties have not yet reached an agreement on the repurchase price. See “Item 4B. Business Overview— Legal and Administrative Proceedings.”

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

Under the EIT Law and implementation regulations issued by the State Council, a 10% PRC income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that accumulated undistributed earnings of foreign-invested enterprises generated prior to January 1, 2008, if distributed to their foreign investors after 2008, are exempt from enterprise income tax. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Fine Brand Limited and 500wan HK Limited, our equity interests in our PRC subsidiary. Our business operations are principally conducted through our PRC subsidiary and our consolidated affiliated entities. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our PRC subsidiary, if any, will be subject to the 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. Under the EIT law, Notice of the State Administration of Taxation on Issuing the Table of Agreed Tax Rates on Dividends, or Notice 112, which was issued on January 29, 2008 and Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income, or the PRC-HK DTA, which became effective on December 8, 2006, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary may be subject to a 10% withholding tax or a 5% withholding tax if our Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the PRC-HK DTA. Under the existing implementation rules of the EIT Law, it is unclear whether the PRC tax authority would treat us as a PRC tax resident enterprise. Accordingly, dividends paid by us to our non-PRC tax resident enterprise ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and, therefore, be subject to the 10% PRC enterprise income tax.

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

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for 2018 for United States federal income tax purposes, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2019 or future taxable years.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax generally would apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or, in the case of dividend payments, if you fail to report in full dividend and interest income.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate, and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar in 2014. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market makers who submit for reference rates to consider the previous day’s closing spot rate, foreign exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 4.68% against the U.S. dollar, and in 2016, the value of the Renminbi further depreciated approximately 7.09% against the U.S. dollar. However, the value of Renminbi appreciated approximately 5.81% against the U.S. dollar in 2017, while the value of the Renminbi depreciated approximately 5.04% against the U.S. dollar in 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

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

As of December 31, 2018, we had Renminbi denominated cash and cash equivalents, time deposits, restricted cash and short term investments of RMB178.4 million, EUR denominated cash and cash equivalents of EUR2.4 million, and U.S. dollar denominated cash and cash equivalents of US$48.8 million. Assuming we had converted RMB178.4 million into U.S. dollars at the exchange rate of RMB6.8755 for US$1.00 and EUR2.4 million into U.S. dollars at the exchange rate of EUR0.8729 for US$1.00 as of the end of 2018, our total U.S. dollar cash balance would have been US$77.5 million. If the Renminbi and EUR had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$74.9 million.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.0% in 2016, 1.6% in 2017 and 2.1% in 2018. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distribution, rights and/or other distribution prior to such deposit to pay such charge.

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

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

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

As of December 31, 2018, approximately RMB734.2 million (US$106.8 million) of the net proceeds from our public offerings has been used for capital expenditures.

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

Based upon the evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the report that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a 15(c) of the Exchange Act, based on criteria established in the framework in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Our independent registered public accounting firm, Friedman LLP (“Friedman”), has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

The Company applied the new revenue standard ASC 606, “Revenue from Contracts with Customers” beginning January 1, 2018, and adopted a modified retrospective approach upon adoption. In order to accurately identify and recognize the revenue with customers, the Company has implemented new procedures of internal control over the adoption of ASC 606, such as training provided to employees and analysis of the Group’s revenue streams in accordance with the new revenue standard to determine its impact on the Company’s consolidated financial statements. Other than the aforementioned procedures, there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by: (i) Ernst & Young Hua Ming LLP (“Ernst & Young”), our previous independent registered public accounting firm, for the years ended December 31, 2016 and 2017, respectively, and (ii) Friedman LLP, our current independent registered public accounting firm, for the years ended December 31, 2017 and 2018, respectively.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	2,835	3,418	497
Audit related fees(2)	1,200	1,235	180
Tax fees(3)	-	-	-
All other fees	-	-	-
Total	4,035	4,653	677

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered for the audits of our annual consolidated financial statements.

(2)	Audit-related fees include the aggregate fee billed in each of the fiscal year for interim review, agreed-upon procedures performed in relation to interim financial information, professional services associated with SEC filings.

(3)	Tax fees, tax advice and tax planning services.

The policy of our audit committee is to pre-approve all audit and non-audit services, such as audit-related, tax and other services, as provided by Ernst & Young and Friedman, respectively.

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

On January 25, 2018, Ernst & Young Hua Ming LLP resigned as auditor of the Company.

Ernst & Young Hua Ming LLP’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2015 and 2016 do not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

On February 9, 2018, the Company appointed Friedman LLP to conduct the audit and review the effectiveness of its internal control over financial reporting for the fiscal year starting from 2017. The decision to appoint a new auditor was unanimously approved by the directors of the Company, including all members of the Company’s audit committee. The change was not made due to any disagreements with Ernst & Young Hua Ming LLP.

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

We provided a copy of the above statements to Ernst & Young Hua Ming LLP and requested that Ernst & Young Hua Ming LLP furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. The copy of the letter from Ernst & Young Hua Ming LLP addressed to the SEC, dated April 27, 2018 and April 22, 2019, is filed as Exhibit 16.1 and 16.2, respectively.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.3 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.1	Registrant’s 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.2	Form of Employment Agreement with the Registrant’s executive officers (incorporated by reference to Exhibit 10.3 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers, (incorporated by reference to Exhibit 10.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.4	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and E-Sun Network as of June 1, 2011 (incorporated by reference to Exhibit 10.4 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.5	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Guangtiandi Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.23 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.6	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.24 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.7	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.25 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.8	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.27 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.9	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.28 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.10	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Youlanguang Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.30 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.11	English translation of Service Agreement with Jiangxi Sports Lottery Administration Center, dated January 1, 2011 (incorporated by reference to Exhibit 10.37 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.12	English translation of Exclusive Business Cooperation Agreement entered into by E-Sun Sky Computer and E-Sun Sky Network (incorporated by reference to Exhibit 10.38 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.13	Supplementary Agreement entered into by and among E-Sun Sky Computer, Wang Ying, Guangtiandi Technology and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.39 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.14	Confirmation Letter executed by Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.43 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.15	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Wang Ying as of December 28, 2013 (incorporated by reference to Exhibit 4.40 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.16	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Liangdong as of December 28, 2013 (incorporated by reference to Exhibit 4.41 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.17	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Wang Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015

4.18	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Liangdong and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014)

4.19	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.63 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.20	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.64 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.21	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.22	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.23	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on November 18, 2015 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.24	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Yu Bo and Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.25	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Yu Bo, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.26	English translation of Irrevocable Power of Attorney executed by Yu Bo on November 18, 2015 (incorporated by reference to Exhibit 4.70 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.27	English translation of Irrevocable Power of Attorney executed by Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.71 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.28	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.29	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.30	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.31	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.32	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.76 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.33	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on December 20, 2015 (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.34	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Zhang Han and Zhang Jing on December 22, 2015 (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.35	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.79 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.36	English translation of Irrevocable Power of Attorney executed by Zhang Han on December 20, 2015 (incorporated by reference to Exhibit 4.80 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.37	English translation of Irrevocable Power of Attorney executed by Zhang Jing on December 20, 2015 (incorporated by reference to Exhibit 4.81 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.38	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Shenzhen E-Sun Network Co., Ltd. and Zhang Han on July 3, 2017 (incorporated by reference to Exhibit 4.99 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.39	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Shenzhen E-Sun Network Co., Ltd. and Yu Bo on July 3, 2017 (incorporated by reference to Exhibit 4.98 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.40	English translation of Undertaking Letter executed by Pan Zhengming as a legal representative of 500wan HK Limited on July 3, 2017 (incorporated by reference to Exhibit 4.83 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.41	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer (Shenzhen) Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.100 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.42	English translation of Exclusive Call Option Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.87 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.43	English translation of Shareholders’ Voting Rights Proxy Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.88 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.44	English translation of Equity Pledge Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.89 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.45	English translation of Entrusted Management Agreement entered into by and between Qfun Information Technology (Shenzhen) Co., Ltd. and Shenzhen Qfun Internet Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.90 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.46	English translation of Undertaking Letter from Qufan Internet Technology (HK Limited) regarding the grant of consent or instructions to Qufan Information Technology (SZ) Co., Ltd. with respect to the exercise of rights in accordance with the instructions of QUFAN Internet Technology INC. on January 10, 2017 (incorporated by reference to Exhibit 4.91 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.47	English translation of confirmation letter executed by Qufan Internet Technology (SZ) Co, Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.92 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.48	Share Purchase Agreement entered into by and among 500.com Limited and certain selling shareholders on May 26, 2017 regarding The Multi Group Ltd. (incorporated by reference to Exhibit 4.93 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.49	Shareholder’s Agreement entered into by and between 500.com Limited and Helmet Limited on May 26, 2017 regarding The Multi Group Ltd. (incorporated by reference to Exhibit 4.94 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.50	Sale and Purchase Agreement entered into by and between 500.com Limited and Melco LottVentures Holdings Limited on June 6, 2017 regarding MelcoLot Limited (incorporated by reference to Exhibit 4.95 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.51	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.96 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.52	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.97 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.53	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.98 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.54	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.99 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.55	English translation of Financial Support Agreement by and among 500.Com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Zhang Han on July 3, 2017 (incorporated by reference to Exhibit 4.101 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.56	English translation of Shareholder’s Voting Power Assignment Agreement by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo, Zhang Han and Shenzhen E-Sun Network Co, Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.102 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.57	English translation of Power of Attorney executed by Yu Bo on July 3, 2017 (incorporated by reference to Exhibit 4.103 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.58	English translation of Power of Attorney executed by Zhang Han on July 3, 2017 (incorporated by reference to Exhibit 4.104 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.59*	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen Youlanguang Technology Co., Ltd. on January 10, 2018

4.60*	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Shenzhen Youlanguang Technology Co., Ltd. on January 10, 2018

4.61*	English translation of Undertaking Letter executed by Pan Zhengming as a legal representative of 500wan HK Limited on January 10, 2018

4.62*	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer (Shenzhen) Co., Ltd. on January 10, 2018

4.63*	English translation of Financial Support Agreement by and among 500.Com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Yu Bo on January 10, 2018

4.64*	English translation of Shareholder’s Voting Power Assignment Agreement by and among 500.Com Limited, Zhang Han, Yu Bo and E-Sun Sky Computer (Shenzhen) Co., Ltd. on January 10, 2018

4.65*	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen Youlanguang Science and Technology Co., Ltd. on January 10, 2018

4.66*	English translation of Power of Attorney executed by Yu Bo on January 10, 2018

4.67*	English translation of Power of Attorney executed by Zhang Han on January 10, 2018

8.1*	List of Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of Friedman LLP

15.3*	Opinion of Grandall law firm

16.1	Letter dated April 27, 2018 of Ernst & Young Hua Ming LLP, as required by Item 16F of Form 20-F

16.2*	Letter dated April 22, 2019 of Ernst & Young Hua Ming LLP, as required by Item 16F of Form 20-F

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

500.COM LIMITED

By:	/s/ Zhengming Pan
Name: Zhengming Pan
Title: Chief Executive Officer

Date: April 22, 2019

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

500.COM LIMITED

December 31, 2016, 2017 and 2018

500.COM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 500.com Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of 500.com Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

April 22, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of 500.com Limited

We have audited the accompanying consolidated balance sheet of 500.com Limited (the “Company”) as of December 31, 2016, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 500.com Limited at December 31, 2016, and the consolidated results of its operations and its cash flows for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

April 28, 2017

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2017	As of December 31,2018	As of December 31,2018
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		487,266	435,133	63,287
Restricted cash		1,238	1,254	182
Short-term investments	6	100,000	100,000	14,544
Prepayments and other receivables	8	81,316	65,198	9,483
Current assets for discontinued operations		67,202	-	-
Total current assets		737,022	601,585	87,496

Non-current assets:
Property and equipment, net	9	105,502	97,195	14,136
Intangible assets, net	10	243,261	214,962	31,265
Goodwill	5	129,752	129,752	18,872
Deposits	8	5,750	5,152	749
Long-term investments	6	347,073	194,375	28,271
Other non-current assets		6,257	3,563	518
Non-current assets for discontinued operations		179,942	-	-
Total non-current assets		1,017,537	644,999	93,811

TOTAL ASSETS		1,754,559	1,246,584	181,307

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable (including accrued payroll and welfare payable of the consolidated VIEs without recourse to 500.com Limited of RMB9,875 and RMB7,854 (US$1,142) as of December 31, 2017 and 2018, respectively)		11,855	9,779	1,422
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to 500.com Limited of RMB51,658 and RMB54,200 (US$7,883) as of December 31, 2017 and 2018, respectively)	11	146,233	88,149	12,820
Income tax payable (including income tax payable of the consolidated VIEs without recourse to 500.com Limited of RMB615 and RMB1,313 (US$191) as of December 31, 2017 and 2018, respectively)		2,223	1,766	257
Current liabilities for discontinued operations		15,626	-	-
Total current liabilities		175,937	99,694	14,499

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2017	As of December 31,2018	As of December 31,2018
		RMB	RMB	US$

Non-current liabilities:
Long-term payables (including long-term payables of the consolidated VIEs without recourse to 500.com Limited of RMB27,673 and RMB 4,196 (US$610) as of December 31, 2017 and 2018, respectively)		27,785	4,196	610
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to 500.com Limited of nil and nil as of December 31, 2017 and 2018, respectively)	13	6,754	7,744	1,126
Non-Current liabilities for discontinued operations		12,721	-	-
Total non-current liabilities		47,260	11,940	1,736

TOTAL LIABILITIES		223,197	111,634	16,235

Commitments and contingencies	16

Redeemable noncontrolling interest	5	22,052	29,388	4,274

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2017 and December 31, 2018; 333,787,552 and 350,804,532 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively	18	115	121	18
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2017 and December 31, 2018; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively	18	28	28	4
Additional paid-in capital	18	2,295,111	2,431,924	353,709
Treasury shares		(143,780)	(143,780)	(20,912)
Accumulated other comprehensive income		116,051	137,736	20,033
Accumulated deficit and statutory reserve	12	(857,751)	(1,309,424)	(190,448)
Total 500.com Limited shareholders’ equity		1,409,774	1,116,605	162,404
Noncontrolling interests		99,536	(11,043)	(1,606)
Total shareholders' equity		1,509,310	1,105,562	160,798

TOTAL LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY		1,754,559	1,246,584	181,307

The accompanying notes are an integral part of the consolidated financial statements

500.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$

Net Revenues		5,259	71,858	126,089	18,339
Operating costs and expenses:
Cost of services		(12,749)	(37,483)	(80,017)	(11,638)
Sales and marketing		(43,398)	(63,295)	(92,465)	(13,448)
General and administrative		(247,408)	(224,321)	(251,384)	(36,562)
Service development expenses		(70,741)	(58,592)	(61,909)	(9,004)
Total operating expenses		(374,296)	(383,691)	(485,775)	(70,652)
Other operating income		2,731	1,204	12,638	1,838
Government grant		10,017	6,789	7,620	1,108
Indemnity cost	16	(9,979)	-	-	-
Other operating expenses		(1,915)	(34,691)	(5,060)	(736)
Operating loss from continuing operations		(368,183)	(338,531)	(344,488)	(50,103)
Other income/(expenses), net		-	821	(43)	(6)
Interest income		23,859	20,032	15,308	2,226
Loss from equity method investments	6	(406)	(2,128)	(15,025)	(2,185)
Impairment of equity method investments	6	-	(28,781)	(149,896)	(21,801)
Gain from disposal of subsidiaries		136,914	5,477	2,805	408
Changes in fair value of contingent considerations		-	(2,384)	-	-
Loss before income taxes from continuing operations		(207,816)	(345,494)	(491,339)	(71,461)
Income taxes (expenses) benefits	13	(2,143)	14,025	19,602	2,851
Net loss from continuing operations		(209,959)	(331,469)	(471,737)	(68,610)
Income from discontinued operations, net of income taxes		707	15,327	2,183	316
Gain on disposal of discontinued operations, net of income taxes		-	-	10,160	1,478
Net income from discontinued operations, net of income taxes		707	15,327	12,343	1,794
Net loss		(209,252)	(316,142)	(459,394)	(66,816)
Net loss from continuing operations attributable to noncontrolling interest and redeemable noncontrolling interest		(6,633)	(6,734)	(8,820)	(1,283)
Net income from discontinued operations attributable to noncontrolling interest		346	7,691	1,099	161
Less: Net (loss) income attributable to the noncontrolling interest		(6,287)	1,524	(4,486)	(652)
Less: Net (loss) attributable to redeemable noncontrolling interest		-	(567)	(3,235)	(470)
Net loss attributable to 500.com Limited		(202,965)	(317,099)	(451,673)	(65,694)
Other comprehensive income (loss):
Foreign currency translation gain (loss)		82,347	(55,805)	23,023	3,349
Unrealized gain (loss) on available for sale investments		754	(733)	-	-
Other comprehensive income (loss), net of tax		83,101	(56,538)	23,023	3,349
Comprehensive loss		(126,151)	(372,680)	(436,371)	(63,467)
Less: Comprehensive (loss) income attributable to redeemable noncontrolling interest and noncontrolling interest		(6,287)	1,348	(6,383)	(928)
Comprehensive loss attributable to 500.com Limited		(119,864)	(374,028)	(429,988)	(62,539)

Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:	17
Net loss from continuing operations		(0.49)	(0.80)	(1.13)	(0.164)
Net income from discontinued operations		0.001	0.02	0.03	0.004
Net loss		(0.489)	(0.78)	(1.10)	(0.16)
Losses per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)-Basic and Diluted	17
Net loss from continuing operations		(4.90)	(7.95)	(11.28)	(1.64)
Net income from discontinued operations		0.01	0.19	0.27	0.04
Net loss		(4.89)	(7.76)	(11.01)	(1.60)
Weighted average number of Class A and Class B ordinary shares outstanding:	17
Basic		414,872,756	408,310,122	418,911,292	418,911,292
Diluted		414,872,756	408,310,122	418,911,292	418,911,292

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Cash flow from operating activities
Net loss	(209,252)	(316,142)	(459,394)	(66,816)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	12,865	13,400	31,069	4,519
Amortization of intangible assets	6,846	26,102	32,910	4,787
Deferred tax (benefit) expense	(496)	405	(6)	(1)
Share-based compensation	163,341	91,143	108,628	15,799
Losses on disposal of property and equipment	15	171	-	-
Impairment loss on long-term investments	3,440	28,781	149,896	21,801
Provision for bad debt	200	1,500	-	-
Loss from equity method investments	406	2,128	15,025	2,185
Investment income from short-term investments	-	-	(6,118)	(890)
Reimbursement of American Depositary Receipt (“ADR”) program related expenses	(1,390)	-	-	-
Gain on disposal of subsidiaries	(136,914)	(5,477)	(12,965)	(1,886)
Changes in operating assets and liabilities:
Account payable	18	-	-	-
Accounts receivable	(4,360)	-	-	-
Prepayments and other receivables	(4,347)	(32,208)	7,946	1,156
Deposits	(4,759)	46	612	89
Accrued expenses and other current liabilities	55,359	11,619	(1,395)	(203)
Accrued payroll and welfare payable	1,807	413	(1,800)	(262)
Long-term payables	(2,456)	(19,623)	(24,690)	(3,591)
Income tax payable	5,336	(2,133)	(224)	(33)
Net cash used in operating activities	(114,341)	(199,875)	(160,506)	(23,346)

Cash flows from investing activities
Acquisition of property and equipment	(26,888)	(72,892)	(35,623)	(5,181)
Acquisition of intangible assets	-	(2,142)	(1,053)	(153)
Disposal of subsidiaries and VIEs, net of cash disposed	224,392	71,820	23,683	3,445

Acquisition of other long-term investments	(28,385)	(302,317)	(11,059)	(1,608)
Cash paid for business combination, net of cash	(6,671)	(374,342)	-	-
Cash paid for short-term investments	(213,460)	(20,000)	-	-
Cash received from return of short-term investments	100,000	-	-	-
Cash distribution from short-term investments	-	-	6,118	890
Cash paid for time deposits	(938,928)	-	-	-
Cash received from return of time deposits	1,386,854	804,692	-	-
Cash received from return of other long-term investments	-	-	7,593	1,104
Proceeds from disposal of property and equipment	24	3,536	-	-
Proceeds from disposal of other long-term investments	-	-	5,843	850
Loans provided to third-parties	-	-	(10,009)	(1,456)
Repayment of loans provided to third-parties	-	-	5,021	730
Net cash provided by (used in) investing activities	496,938	108,355	(9,486)	(1,379)

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from the exercise of share options	12,558	5,583	41,473	6,032
Repurchase of ordinary shares	(131,042)	(17,283)	-	-
Withdraw of prepayment for share repurchase	-	-	13,318	1,937
Reimbursement of ADR program related expenses	1,390	-	-	-
Net cash (used in) provided by financing activities	(117,094)	(11,700)	54,791	7,969
Effect of exchange rate changes on cash, cash equivalents and restricted cash	47	(43,224)	21,226	3,087
Net increase (decrease) in cash, cash equivalents and restricted cash	265,550	(146,444)	(93,975)	(13,669)
Cash, cash equivalents and restricted cash at beginning of the year	411,256	676,806	530,362	77,138
Cash, cash equivalents and restricted cash at end of the year	676,806	530,362	436,387	63,469

Supplemental disclosures of cash flow information:
Income tax paid	(51)	(8,931)	-	-
Interest received	18,977	19,416	16,000	2,327

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	500.com Limited shareholders
	Number of Class A ordinary shares	Number of Class B ordinary shares	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total Equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	334,034,932	84,999,159	142	2,022,369	(8,773)	89,488	(335,363)	98,473	1,866,336
Acquisition of shares of consolidated subsidiaries	-	-	-	-	-	-	-	98,887	98,887
Net loss for the year	-	-	-	-	-	-	(202,965)	(6,287)	(209,252)
Foreign currency translation gain	-	-	-	-	-	82,347	-	-	82,347
Change in fair value of available for sale investments	-	-	-	-	-	754	-	-	754
Conversion of Class B to Class A ordinary shares	10,598,860	(10,598,860)	-	-	-	-	-	-	-
Issuance of ordinary shares from exercise of share options	2,276,320	-	1	12,675	-	-	-	-	12,676
Disposal of shares of consolidated subsidiaries	-	-	-	-	-	-	-	(92,561)	(92,561)
Repurchase of ordinary shares	(11,415,320)	-	-	-	(114,485)	-	-	-	(114,485)
Share-based compensation	-	-	-	163,341	-	-	-	-	163,341

Balance as of December 31, 2016	335,494,792	74,400,299	143	2,198,385	(123,258)	172,589	(538,328)	98,512	1,808,043

Disposal of VIE	-	-	-	-	-	-	(2,324)	(500)	(2,824)
Net (loss) income for the year	-	-	-	-	-	-	(317,099)	1,524	(315,575)
Foreign currency translation gain	-	-	-	-	-	(55,805)	-	-	(55,805)
Change in fair value of available for sale investments	-	-	-	-	-	(733)	-	-	(733)
Issuance of ordinary shares from exercise of share options	894,760	-	-	5,583	-	-	-	-	5,583
Repurchase of ordinary shares	(2,602,000)	-	-	-	(20,522)	-	-	-	(20,522)
Share-based compensation	-	-	-	91,143	-	-	-	-	91,143

Balance as of December 31, 2017	333,787,552	74,400,299	143	2,295,111	(143,780)	116,051	(857,751)	99,536	1,509,310

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	500.com Limited shareholders
	Number of Class A ordinary shares	Number of Class B ordinary shares	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total Equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Disposal of VIE	-	-	-	-	-	-	-	(107,419)	(107,419)
Adjustment to redemption value of redeemable noncontrolling interests	-	-	-	(10,559)	-	-	-	-	(10,559)
Net (loss) income for the year	-	-	-	-	-	-	(451,673)	(4,486)	(456,159)
Foreign currency translation gain	-	-	-	-	-	21,685	-	1,326	23,011
Issuance of ordinary shares from exercise of share options	17,016,980	-	6	38,744	-	-	-	-	38,750
Share-based compensation	-	-	-	108,628	-	-	-	-	108,628
Balance as of December 31, 2018	350,804,532	74,400,299	149	2,431,924	(143,780)	137,736	(1,309,424)	(11,043)	1,105,562
Balance as of December 31, 2018, in US$			22	353,709	(20,912)	20,033	(190,448)	(1,606)	160,798

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

As of December 31, 2018, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), British Virgin Islands, Hong Kong, the United States of America (“USA”), United Kingdom of British (“UK”), Malta, Cyprus, Curacao, Australia and Japan and the Company also effectively controls a number of variable interest entities (“VIEs”), through the Primary Beneficiaries, as defined below. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries.

The Company does not conduct any substantive operations on its own but instead conducts its business operations through its wholly-owned and majority-owned subsidiaries and their respective VIEs or subsidiaries. As of December 31, 2018, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are listed below:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
500.com Nihon Co., Ltd. (“500.com JP”)	July 27, 2017	Japan	100%	Investment Holding
500.com USA Corporation (“500.com USA”)	July 21, 2014	USA	100%	Investment Holding
500.com Gaming UK Limited (“500.com UK”)	August 5, 2016	UK	100%	Investment Holding
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	PRC	100%	Software Service
Hainan Menghuanxingchen Computer Co., Ltd. (“Hainan Menghuanxingchen”)	May 3, 2018	PRC	100%	Software Service
The Multi Group Ltd (“The Multi Group”)	June 26, 2015	Malta	93%	Investment Holding
Multi Warehouse Ltd******	December 3, 2014	Malta	93%	Online Gaming
Multi Brand Gaming Ltd******	October 3, 2014	Malta	93%	Online Gaming
Multilotto UK Ltd******	September1, 2016	Malta	93%	Online Gaming
Lotto Warehouse Ltd******	September1, 2016	Malta	93%	Online Gaming
Wasp Media Ltd******	August 12, 2016	Malta	93%	Online Gaming
Round Spot Services Ltd******	May 6, 2015	Cyprus	93%	Online Gaming
Multi Pay N.V.******	August 25, 2011	Curacao	93%	Online Gaming
Multilotto Australia PTY Ltd******	December13,2016	Australia	93%	Online Gaming
Oddson Europe Ltd******	January10, 2018	Malta	93%	Online Gaming

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities

VIEs
Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”)	December 7, 1999	PRC	-	Online Lottery Service
Shenzhen Youlanguang Science and Technology Co., Ltd. (“Youlanguang Technology”)	December 16, 2008	PRC	-	Online Lottery Service
Shenzhen Guangtiandi Science and Technology Co., Ltd. (“Guangtiandi Technology”)	December 16, 2008	PRC	-	Online Lottery Service
Shenzhen Tongfu Technology Co., Ltd. (“Tongfu Technology”)	August 28, 2015	PRC	-	Third party payment service

Subsidiaries of the VIEs
Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky Network”) *	May 22, 2006	PRC	-	Online Lottery Service
Lhasa Yicai Network Technology Co., Ltd. (“Lhasa Yicai”) **	October 17, 2014	PRC	-	Online Lottery Service
Hainan Jingli Network Technology Co., Ltd. (“Hainan Jingli”) **	May 3, 2018	PRC	-	Software Service
Hainan Panfeng Network Technology Co., Ltd. (“Hainan Panfeng”) **	July 18, 2018	PRC	-	Software Service
Hangzhou E-Sun Sky Network Technology Co., Ltd. (“Hangzhou E-Sun Sky Network”) **	June 21, 2018	PRC	-	Software Service
Shenzhen Yicai Network Technology Co., Ltd. (“Shenzhen Yicai”) ***	July 21, 2015	PRC	-	Online Lottery Service
Beijing Baifengrun Science and Technology Co., Ltd. (“Baifengrun Technology”) ****	September 13, 2011	PRC	-	Development, operation of Online Gaming
Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd. (“Shenzhen Kaisheng”) ****	June 24, 2016	PRC	-	Online Spot Commodity Trading Services

* A subsidiary of E-Sun Network

** A subsidiary of E-Sun Sky Network

*** A subsidiary of Youlanguang Technology

**** A subsidiary of Guangtiandi Technology

****** A subsidiary of The Multi Group

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

Most of the entities listed above are either holding companies or companies that have no operations. The entities that have substantive operations include: The Multi Group and its subsidiaries and the VIEs or subsidiaries of E-Sun Sky Computer.

The Group provides mobile gaming services, sports information services, online spot commodity trading services  and physical channel services to sell sports lottery tickets in the PRC, and online gaming services in Europe. The Group’s principal geographic markets are in the PRC and northern Europe.

Information on Variable Interest Entities (“VIEs”)

PRC laws and regulations prohibit or restrict foreign ownership of Internet businesses. To comply with these foreign ownership restrictions, the Company operates its websites and provides online lottery purchase services (which has been ceased since March 2015) in the PRC through the VIEs. Prior to December 28, 2013, the Company entered into exclusive business cooperation agreements, power of attorney, equity interest pledge agreements, exclusive option agreements, financial support agreements and supplementary agreements to the exclusive option agreements (previously named as exclusive technical consulting and service agreements, power of attorney, equity pledge agreements, equity interest disposal agreements, financial support agreements, business operation agreements and intellectual properties license agreements prior to June 1, 2011) (the “Contractual Arrangements”), with several entities through E-Sun Sky Computer, which obligates E-Sun Sky Computer to absorb a majority of the expected losses from the activities of these entities’ activities, and entitles E-Sun Sky Computer to receive a majority of residual returns from these entities’ activities. As result of these contractual arrangements, these entities are considered as VIEs of the Company. Through these aforementioned agreements, the Company maintains the ability to approve decisions made by the VIEs, and the ability to acquire the equity interests in the VIEs when permitted by the PRC laws via E-Sun Sky Computer.

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

On January 10, 2017, as a result of the acquisition of Qufan Internet Technology Inc., the Company also entered into the contractual arrangements with Shenzhen Qufan Network Technology Co., Ltd., through Qufan Information Technology (Shenzhen) Co., Ltd, which obligates Qufan Information Technology (Shenzhen) Co., Ltd to absorb a majority of the expected losses from the activities of Shenzhen Qufan Network Technology Co., and entitles Qufan Information Technology(Shenzhen) Co., Ltd to receive a majority of residual returns from Shenzhen Qufan Network Technology Co., Ltd. The Company has disposed of Qufan Internet Technology Inc., together with its subsidiaries and related VIEs in February 2018. In February 2018, the above contractual arrangements between Qufan Information Technology (Shenzhen) Co., Ltd and Shenzhen Qufan Network Technology Co., Ltd were terminated.

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

1.	ORGANIZATION (continued)

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	85,161	123,482	17,960
Restricted cash	1,237	1,253	182
Amounts due from intergroup companies	2,555	2,627	382
Prepayments and other current assets	33,692	28,934	4,209
Current assets for discontinued operations	40,193	-	-

Total current assets	162,838	156,296	22,733

Non-current assets:
Property and equipment, net	99,138	67,349	9,796
Intangible assets, net	1,734	1,623	236
Deposits	4,248	4,484	652
Long-term investments	53,044	51,332	7,466
Other non-current assets	6,296	3,563	518
Non-current assets for discontinued operations	179,932	-	-

Total non-current assets	344,392	128,351	18,668

TOTAL ASSETS	507,230	284,647	41,401

LIABILITIES
Current liabilities:
Amounts due to intergroup companies	71,168	209,384	30,454
Accrued payroll and welfare payable	9,875	7,854	1,142
Accrued expenses and other current liabilities	51,658	54,200	7,883
Income tax payable	615	1,313	191
Current liabilities for discontinued operations	15,626	-	-

Total current liabilities	148,942	272,751	39,670

Non-current liabilities:
Long-term payables	27,673	4,196	610
Non-current liabilities for discontinued operations	12,721	-	-
Total non-current liabilities	40,394	4,196	610

TOTAL LIABILITIES	189,336	276,947	40,280

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Net revenues for continuing operations	5,259	22,489	20,578	2,993
Net revenues for discontinued operations	5,669	59,465	7,398	1,076
Net loss for continuing operations	(9,557)	(138,991)	(103,383)	(15,036)
Net income for discontinued operations	706	14,957	2,183	317

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash (used in) operating activities	(50,876)	(162,328)	(77,280)	(11,240)
Net cash provided by investing activities	166,222	6,350	11,164	1,624
Net cash provided by financing activities	-	-	104,453	15,192

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. In addition, the Company has provided a loan of US$15.8 million in financial support to its VIEs, E-Sun Sky Network, as of December 31, 2018.

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

Changes in Presentation of Comparative Information

Certain comparative amounts have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the reported results of operations.

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

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.8755 on December 31, 2018 in the city of New York for wire transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency translation

The functional currency of the Company, BVI, 500wan HK, 500.com UK, 500.com USA and 500.com JP is the US$. The functional currency of The Multi Group and its subsidiaries is EUR. E-Sun Sky Computer with its VIEs determined their functional currencies to be the RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income as a component of shareholders’ equity. The Group uses the RMB as its reporting currency.

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

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method. All restricted cash was presented on the face of the consolidated balance sheet as “Restricted cash.”

Time deposits

Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year. Interest income from time deposits is included in the consolidated statements of comprehensive income (loss).

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at original invoiced amount less an allowance for doubtful accounts when collection of the amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers factors such as customer circumstances or age of the receivable. Accounts receivable are written off after all collection efforts have ceased. Collateral is not typically required, nor is interest charged on accounts receivable.

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

Category	Estimated Useful Life

Computer software	3-10 years
Internet domain name	10 years
Licensing agreement	Agreement term
Intangible assets arising from business combination
Licenses and brand name	10 years
Mobile applications and software	5 years

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

In 2018, the Group performed qualitative assessments for the reporting units. Based on the requirements of ASC 350-20, the Group evaluated all relevant factors, weighed all factors in their entirety and concluded that the fair value was greater than the carrying amount of the newly acquired entities, and further impairment testing on goodwill was unnecessary as of December 31, 2018.

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

Short-term investments

Short-term investments of the Company are comprised of an investment in targeted asset management plan with fixed rate. The Company accounts for all highly liquid investments with original maturities of greater than three months, but less than 12 months, in accordance with ASC 320-10, “Investments—Debt and Equity Securities”, which are classified as short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

Long-term investments

The Company’s long-term investments consist of equity investments with and equity investments without readily determinable fair value and equity method investments.

Prior to adopting ASC Topic 321, Investments Equity Securities (“ASC 321”) on January 1, 2018, the Company carries at cost its investments in investees that do not have readily determinable fair value and over which the Company does not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments.

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

Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

As the Company’s investments in investees do not have readily determinable fair value and over which the Company does not have significant influence, when adopting ASC 321 on January 1, 2018, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. There was no effect on the Company’s consolidated financial statements subsequent to the adoption of ASC 321.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term investments (continued)

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 (“ASC 323”), “Investments-Equity Method and Joint Ventures”. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The equity method goodwill is not subsequently amortized and is not tested for impairment under ASC 350. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an investment has been other-than-temporarily-impaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospect of the investee, and the Company’s intentand ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

According to the above testing, an impairment loss of RMB28.8 million and RMB149.9 million (US$ 21.8 million) for the long-term investments was recognized during the year of 2017 and 2018, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term investments (continued)

Investments in limited partnerships greater than 5% are considered more than minor and accounted for using the equity method, unless it is readily apparent that the Group has virtually no influence over the partnership’s financial and operating policies.

Fair value measurements

Financial instruments include cash and cash equivalents, restricted cash, time deposits, accounts receivable, investment in targeted asset management plan with fixed rate (Note 6), other receivables, and accounts payable. As of December 31, 2017 and 2018, the carrying values of these financial instruments, approximate their fair values due to their short-term maturities.

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

Revenue recognition

The Group’s revenues were derived principally from online lottery purchase services before voluntary suspension of this service since April 2015. During the voluntary suspension period, the Group diversified its revenue streams, and derived revenues from mobile gaming services, sports information services, online spot commodity trading services and online gaming services. The Group adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective method. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition.

The Group set up an implementation schedule and analyzed each of the Group’s revenue streams in accordance with ASC 606 to determine the impact on the Group’s consolidated financial statements. After the analyzation, we concluded that there was no substantial impact on the Group’s consolidated financial statements upon the adoption of ASC 606. The Group’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

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

The Super VIP incentive

Certain qualified end users (“Super VIP”) are entitled to receive incentives from the Group based on actual purchase amount of each transaction. As the Group does not receive an additional service or benefit from the Super VIP other than service fee earned from lottery administration centers by the Group from the transaction, the incentives are recognized as a reduction of revenue at each year end in accordance with ASC 605-50, “Customer Payments and Incentives”. The Group did not generate any revenue from this source since April 2015, and it is uncertain when we will be able to generate this fee again in the future.

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

Mobile Gaming Services

The Group provides mobile gaming services through its designated mobile applications Quiz, Night of Texas Hold’em Poker and Paiyou for Texas Hold’em Poker, and derives revenues from in-game virtual tokens and other virtual items in its game development operations. Once the users purchase virtual tokens or other virtual items through the Group’s own charging system, the Group has an implied obligation to provide the services which enable the virtual tokens or other virtual items to be displayed or used in the games. Thus, the Group initially records the proceeds received from the sales of virtual tokens and other virtual items as deferred revenue, and once they are consumed when the services are rendered to the respective paying players, the Group recognizes the attributable portion of the deferred revenue as revenue. For consumable virtual items representing items that are extinguished after consumption in the form of fixed charges levied on each round of games played, the Group recognizes revenue when the items are consumed and the related services are rendered, since the paying players will not continue to benefit from the virtual items thereafter. For durable virtual items that are accessible and beneficial to paying players over an extended period, the Group recognizes revenue ratably over the average life of durable virtual items for the applicable game, which the Group makes best estimates to be average playing period of paying players. The Group tracks each paying player’s log-in history to estimate the Average playing period of paying players. While the Group believes its estimates to be reasonable based on sufficient available paying player information, it may revise such estimates in the future as the games’ operation periods change or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of the average paying player life would be applied prospectively. The Group disposed of a group of components that engage in the mobile gaming services by sale on February 9, 2018, which is reported as discontinued operations for the year ended December 31, 2018.

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

Online spot commodity trading services

The Group provides online spot commodity trading services through our designated website and mobile application in Shenzhen Kaisheng. The Group provides customers with reliable online spot commodity trading for gold trade and delay products across PC and mobile devices. The Group processes customer orders through a commercial bank, and later formed a joint venture with Shenzhen Gold Exchange on May 11, 2018 to provide online spot commodity trading services. Trading commissions are received from the commercial bank based on the pre-determined commission fee rate and the total amount of the processed orders. The Group began to generate a small amount of revenue from trading commissions on the online spot commodity trading services since 2017.

Online gaming services

The Group also provides online lottery betting and online casino platforms through the Group’s designated website after the acquisition of TMG in July 2017. The Group earns difference between betting and winning for online lottery betting services and online casino platforms as revenues that are generated from our registered users. The registered users enter into certain terms and conditions when they first open their accounts with the Group. Lottery and Casino purchase orders are placed by users through the Group’s online platforms view website. Then the Group process these orders. Prior to processing orders, users prepay all purchase amounts. The Group pays users prizes when there are any winnings attributable to users. The Group record revenues on a net basis by deducting the winning amounts from betting amounts. Revenue comprises the fair value of the consideration received for the provision of internet gaming in the ordinary course of the company's activities, which is recognized when the outcome of an event is known.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of services

Account handling expenses

Account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors, were RMB0.6 million, RMB2.9 million and RMB6.8 million (US$1.0 million) in 2016, 2017 and 2018, respectively. These costs are expensed as incurred.

Server leasing and maintenance expenses

Server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services, were RMB8.3 million, RMB8.2 million and RMB6.1 million (US$0.9 million) in 2016, 2017 and 2018, respectively. These costs are expensed as incurred.

Lottery Insurance expenses

Lottery insurance expenses, are consist of insurance premiums payable to insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries after the acquisition of TMG in July 2017, were RMB7.0 million and RMB20.4 million (US$3.0 million) in 2017 and 2018, respectively. These costs are expensed as incurred.

Platform fee

Platform fees, are consist of fees payable to online gaming software suppliers for providing various online casino games on TMG’s websites after the acquisition of TMG in July 2017, were RMB4.5 million and RMB12.1 million (US$1.8 million) in 2017 and 2018, respectively. These costs are expensed as incurred.

Regulatory and compliance fees

Regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue & Customs, Malta Gaming Authority and Certria EOOD after the acquisition of TMG in July 2017, were RMB0.6 million and RMB2.0 million (US$0.3 million) in 2017 and 2018, respectively. These costs are expensed as incurred.

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combinations, were RMB3 million, RMB13.7 million and RMB31.5 million (US$4.6 million) in 2016, 2017 and 2018, respectively. These costs are recorded in consolidated comprehensive loss over a straight-line basis with the useful life of the intangible assets.

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

Advertising expenditure

Advertising costs are expensed as incurred and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss). Advertising expenses for the years ended December 31, 2016, 2017 and 2018 were approximately RMB0.3 million, RMB1.0 million and RMB2.4 million (US$0.3 million), respectively.

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

All new and existing end users are entitled to receive additional prize money for winning tickets from selected lotteries purchased through the Group during a marketing promotion period. The cost of the additional prize money is to be shared between the lottery administration centers and the Group at a predetermined percentage or funded entirely by the Group. As the Group does not receive an identifiable benefit in return for the consideration that is sufficiently separable from the lottery administration centers’ purchase of lottery processing services from the Group, the additional prize money provided to the lottery administration center, are recognized as a reduction of revenue in accordance with ASC 605-50, “Customer Payments and Incentives” during the years ended December 31, 2016 and 2017, and ASC 606 during the year ended December 31, 2018. The additional prize money provided directly from the Group to customers are recognized as sales and marketing expenses when the prize are granted to the end users.

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

Leases

The Group leases certain office facilities under cancelable and non-cancelable operating leases, generally with an option to renew upon expiration of the lease term. In accordance with ASC 840, “Leases”, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the properties estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group had no capital leases for the years ended December 31, 2016, 2017 and 2018.

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

Income taxes (continued)

In accordance with the provisions of ASC 740 (“ASC 740”), “Income taxes” the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit, determined on a cumulative probability basis, that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax position which is included in the “long-term payables” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits or liability ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

Earnings (Loss) per share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC 260 (“ASC 260”), “Earnings Per Share”, using the two-class method. Under the provisions of ASC 260, basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income (loss) per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income (loss) per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income (loss) per share of Class B ordinary shares does not assume the conversion of those shares.

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

For the purposes of calculating the Company’s basic and diluted earnings (loss) per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

The Company treated the excess amount of redemption price of the redeemable noncontrolling interests over its fair value as being akin to a dividend, which indirectly affected in the calculation of loss available to ordinary shareholders of the Company used in the loss per share calculation.

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

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. The Company has adopted ASU 2016-02 on January 1, 2019 using a modified retrospective method and will not restate comparable periods. The Company elected the package of practical expedients permitted under the transition guidance, which allow the Company to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Company also elected the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. Certain operating leases related to offices which are subject to ASU 2016-02 and right-of-use assets and lease liabilities are recognized on the Company’s consolidated balance sheet. The Company currently believes the most significant change is related to the recognition of right-of-use assets and lease liabilities on the Company’s balance sheet for certain in-scope operating leases. There is no material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adopting ASU 2016-13 on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adopting ASU 2017-04 on its consolidated financial statements.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), and Derivatives and Hedging (Topic 815). The guidance of Part I is to clarify accounting for certain financial instruments with down round feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (“EPS”) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features. The amendments also recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. The amendments in Part I of ASU No. 2017-11 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Group has not early adopted this update. The Group is currently in the process of evaluating the impact of adoption of ASU 2017-11 on its consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. ASU No. 2018-02 is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Group has not early adopted this update. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In March 2018, the FASB issued ASU 2018-05 - Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 ("SAB 118") that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Group has evaluated the impact of the Act as well as the guidance of SAB 118 and incorporated the changes into the determination of a reasonable estimate of the deferred tax and appropriate disclosures in the notes to our consolidated financial statements (see Note 13).

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU 2018-07”) by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The ASU 2018-07 will impact the accounting of the share-based awards granted to non-employees and the Company does not expect a significant impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company does not expect a significant impact on its consolidated financial statements.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and accounts receivable. As of December 31, 2018, substantially all of the Group’s cash and cash equivalents and time deposits were deposited in financial institutions located in the PRC, Hong Kong and Malta, which management believes are of high credit quality.

Certain Risks and Uncertainties

The Group acquired the Multi Group in July 2017, the operations of which are dependent on its continued licensing by the Nordic countries gaming regulatory bodies such as the Curacao e-Gaming license, the remote gambling licenses from Malta, the remote operating licenses from the UK, the remote bookmaker’s license from Ireland and the license from Sweden. The loss of a license could have a material adverse effect on future results of its operations. The Group is dependent on the PRC and European markets for a significant number of its patrons and revenues. If economic conditions in these areas deteriorate or additional gaming licenses are awarded to other competitors, the Group’s results of operations could be adversely affected.

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

The Group‘s reporting currency RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

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

Although the Group is one of the two entities that had been approved by the MOF to conduct online sales of sports lottery products in PRC on behalf of China Sports Lottery Administration Center, the Group decided to voluntarily and temporarily suspend all of its lottery sales services on April 4, 2015. As of December 31, 2018, the online lottery sales business is still not resumed.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.	DISCONTINUED OPERATIONS

Disposition of Qufan

On February 9, 2018, the Company entered into a share disposal agreement with the founding shareholders of Qufan and disposed of its 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd, together with their subsidiaries (together “Qufan”) for a total consideration of USD19.4 million (RMB122.0 million).

From February 9, 2018, the Company no longer retained any financial interest over Qufan and accordingly deconsolidated the Qufan’s financial statements from the Company’s consolidated financial statements. The disposal of Qufan represented a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, revenues, expenses and cash flows related to Qufan have been reclassified in the consolidated financial statements as discontinued operations for all periods presented.

On February 9, 2018, the Company calculated a gain resulting from such disposition as follows:

As of February 9, 2018
RMB
Consideration	121,964

Cash and cash equivalents	41,699
Short-term investments	20,000
Prepayments and other receivables	6,428
Property and equipment, net	1,490
Intangible assets, net	45,847
Goodwill	130,613
Long-term investments	2,000
Other non-current assets	14
Accrued payroll and welfare payable	(5,104)
Accrued expenses and other current liabilities	(756)
Income tax payable	(4,927)
Deferred revenue	(5,527)
Deferred tax liabilities	(12,554)

Net assets of Qufan	219,223
Equity interest percentage	51%

Less: Net assets of Qufan attributable to the Company	111,804

Gain on disposal of Qufan	10,160

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.	DISCONTINUED OPERATIONS (Continued)

The condensed cash flows of Qufan were as follows for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016*	2017	2018**	2018**
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(351)	11,010	839	122
Net cash used in investing activities	-	(22,000)	-	-
Net cash provided by financing activities	510	52,250	-	-

The operating results from discontinued operations included in the Company’s consolidated statements of comprehensive loss were as follows for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016*	2017	2018**	2018**
	RMB	RMB	RMB	US$
Major classes of line items constituting pretax profit of discontinued operations

Net Revenues	5,669	59,465	7,398	1,074
Cost of services	(1,392)	(15,613)	(1,885)	(274)
Sales and marketing	(1,523)	(13,682)	(1,938)	(282)
General and administrative	(280)	(3,977)	(443)	(64)
Service development expenses	(854)	(9,749)	(688)	(100)
Other income and (expenses) that are not major	1	542	77	11
Income from discontinued operations, before income tax	1,621	16,986	2,521	365
Income tax expense	(914)	(1,659)	(338)	(49)
Income from discontinued operations, net of income tax	707	15,327	2,183	316
Gain on deconsolidation of the subsidiary, net of income tax	-	-	10,160	1,478
Net income from discontinued operations, net of income tax	707	15,327	12,343	1,794

* Included financial results of discontinued operations from November 25, 2016 to December 31, 2016.

** Included financial results of discontinued operations from January 1, 2018 to February 9, 2018.

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

The Group has subsequently disposed Shenzhen Qufan together with its subsidiary Daguoxiaoxian in February 2018 due to a change of business strategy.

Acquisition of The Multi Group

On July 17, 2017 (“the acquisition date”), the Company acquired 93.0% equity interest of The Multi Group (“TMG”) through 500.com Limited for a total consideration of approximately EUR49.8 million. The Multi Group engages in operating Multilotto.com (“Multilotto”) which is considered one of the top online lottery betting and online casino platforms in the Nordic countries where it holds substantial market share.

As of July 17, 2017, the Group settled payment of EUR49,754 cash consideration for the acquisition.

The Group recognized RMB18,766 of acquisition-related costs that were expensed in 2017. These costs are included in the line item “General and administrative expenses” in the statement of comprehensive income (loss).

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.	BUSINESS COMBINATION (continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date. The Group obtained a third-party valuation of certain intangible assets. The calculation of RMB amount was based on the exchange rate of 1.00 EUR to 7.7514 RMB of the acquisition date on July 17, 2017.

	Amount	Amount	Amortization Years
	EUR	RMB
License	19,400	150,377	10.0
Brand name	11,100	86,041	10.0
Software	900	6,976	5.0
Others	7,116	55,156
Total identifiable assets acquired	38,516	298,550

Deferred tax liabilities	(1,164)	(9,023)
Other current liabilities	(1,422)	(11,022)
Total liabilities assumed	(2,586)	(20,045)

Net identifiable assets acquired	35,930	278,505
Noncontrolling interests#	2,915	22,595
Total Consideration	49,754	385,662
Goodwill	16,739	129,752

#In accordance with the acquisition agreement, the Group is obligated to purchase the remaining 7% equity interest of The Multi Group at the option of the non-controlling shareholder, which is outside the control of the Group (upon the occurrence of an event that is not solely within the control of the issuer). As such, the noncontrolling interest relating to this portion of put options was presented as redeemable noncontrolling interest in mezzanine equity and be initially measured at its fair value in accordance with ASC 480-10-S99-3A.

The fair value of redeemable noncontrolling interest was initially recorded as the value assessed by the third-party appraiser on the acquisition day. As of the acquisition date, the fair value of the 7% noncontrolling interest in The Multi Group is estimated to be EUR2,915. The fair value of the noncontrolling interest was estimated using the Income Approach. As the Multi Group was a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (a) internal rate of return of 16%; (b) a long-term sustainable growth rate of 2%; (c)adjustment of risk premium of 3%; and (d) financial multiples of companies in the same industry as The Multi Group.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.	BUSINESS COMBINATION (continued)

The redeemable noncontrolling interest was subsequently adjusted by recording ASC 810-10 attribution based on the earnings or losses of the investment allocable to the noncontrolling interest. On January 1, 2019, the Company received the repurchase notice from the noncontrolling interest shareholder, which requested the Company to repurchase all of the 7% shares at a total amount of EUR3,745. As of December 31, 2018, it is determined that the noncontrolling interest will probably become redeemable and the redemption amount will be higher than the carrying amount after ASC 810-10 attribution adjustment. The Company subsequently recognized the changes in the redemption value immediately and adjusted the carrying amount of the redeemable noncontrolling interest to equal the redemption amount of EUR3,745. The excess amount of redemption amount in excess of fair value as of December 31, 2018 was treated as being akin to a dividend (in accordance with footnote 17 of ASC 480-10-S99-3A), which was recorded into Retained earnings (APIC in absence of Retained earnings). For the difference between fair value and the carrying amount after ASC 810-10 attribution adjustment, it is accounted for as equity transactions and classified this portion into APIC based on the guidance in ASC 810-10-45-23.

The fair value of redeemable noncontrolling interest was assessed by the third-party appraiser on December 31, 2018. As of December 31, 2018, the fair value of the 7% noncontrolling interest in The Multi Group is estimated to be EUR2,504. The fair value of the noncontrolling interest was estimated using the Income Approach. As the Multi Group was a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (a) internal rate of return of 17.5%; (b) a long-term sustainable growth rate of 2%; (c)adjustment of risk premium of 5.5%; and (d) financial multiples of companies in the same industry as The Multi Group.

Accordingly, the carrying value of the noncontrolling interest as of December 31, 2017 and 2018 is stated as follows:

	EUR	RMB	USD

Noncontrolling interest-valuation*	2,915	22,595
Total comprehensive loss attributable to noncontrolling interest in 2017	(70)	(543)
Redeemable noncontrolling interest as of December 31, 2017	2,845	22,052

Total comprehensive loss attributable to noncontrolling interest	(413)	(3,223)	(469)

Adjustment to redemption value**	1,313	10,559	1,536
Redeemable noncontrolling interest as of December 31, 2018	3,745	29,388	4,274

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

5.	BUSINESS COMBINATION (continued)

** Adjustment to redemption value including two portions: 1) the excess amount of redemption amount in excess of fair value as of December 31, 2018, 2) the difference between fair value and the carrying amount after ASC 810-10 attribution adjustment. The fair value as of December 31, 2018 was evaluated by third party appraiser on December 31, 2018. The calculation of RMB amount was based on the exchange rate of 1.00 EUR to 7.8473 RMB on December 31, 2018.

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

Since the acquisition date, The Multi Group contributed revenues of RMB49,370 (EUR6,447) and RMB105,511(EUR13,507) to the Group for the year ended 2017 and 2018, respectively, and contributed net income of RMB2,959 (EUR386) and net loss of RMB18,050(EUR2,311) to the Group for the years ended 2017 and 2018, respectively.

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

	For the years ended December 31, (unaudited)
	2016	2016	2017	2017
	EUR	RMB	EUR	RMB

Pro forma total revenues	11,686	76,893	12,188	93,334
Pro forma net income (loss)	2,519	16,576	(1,614)	(12,360)
Pro forma net income (loss) attributable to 500.com Limited	2,343	15,416	(1,501)	(11,495)

These amounts have been calculated after applying the Company’s accounting policies.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

6.	INVESTMENTS

Short-term Investments

Short-term investments of the Group comprised of an investment in targeted asset management plan with fixed rate. The investment was carried at fair value of RMB100,000 and RMB100,000 (US$14,544) as of December 31, 2017 and 2018, respectively.

Long-term Investments

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$
Carrying amount of Equity investments at fair value without readily determinable fair value	66,237	69,357	10,088
Carrying amount of equity method investments	280,836	125,018	18,183
Carrying amount of long-term investments	347,073	194,375	28,271

Equity investments at fair value without readily determinable fair value

Equity investments at fair value without readily determinable fair value consisted of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$
Equity investments at fair value without readily determinable fair value
Private companies	47,214	49,990	7,271
Limited partnerships	22,290	22,634	3,292
Cost of Equity investments at fair value without readily determinable fair value	69,504	72,624	10,563
Impairment loss on Equity investments at fair value without readily determinable fair value	(3,267)	(3,267)	(475)
Carrying amount of Equity investments at fair value without readily determinable fair value	66,237	69,357	10,088

Private companies

In March 2015, the Group acquired 10% of the share capital of Hzone Holding Company, a non-listed company, for a cash consideration of US$2,000. In March 2016, the Group transferred 10% of the share capital of Hzone Holding Company, to its VIEs Beijing Huizhong wealth investment management Co., Ltd.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

6.	INVESTMENTS (continued)

Long-term Investments (continued)

Equity investments at fair value without readily determinable fair value (continued)

Private companies (continued)

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

In June 2016, the Group acquired 0.84% of the share capital of Beijing Weisaishidai Sports Technology Co., Ltd, for a cash consideration of RMB10,000. The equity interest was subsequently diluted to 0.83% in 2018 due to increase in shareholder of Beijing Weisaishidai Sports Technology Co., Ltd.

In November 2016, the Group acquired 2% of the share capital of Techelix Co., Ltd, a non-listed company, for a cash consideration of US$600. In February 2018, the Group made an additional investment of US$300 in Techelix Co., Ltd. In June 2018, the Group transferred the equity investment of US$50 to a third party. The equity interest was diluted to 1.98% in 2018 due to increase in shareholder of Techelix Co., Ltd.

In March 2017, the Group acquired 5% of the share capital of Cheerful Interactive Limited, a non-listed company, for a cash consideration of US$1,250. The equity interest was subsequently diluted to 3.92% in 2018 due to increase in shareholder of Cheerful Interactive Limited.

Limited partnerships

In June 2014, the Group and Danhua Capital L.P (“Danhua”) entered into a subscription agreement, whereby the Group agreed to purchase limited partnership interest in Danhua’s fund (the “Fund”) in the amount of US$1,000, which entitles the Group an aggregate equity interest of approximately 1.1% in the Fund. The Group has fully funded the subscription to the Fund in installments as of December 31, 2016. There was no unfunded commitment to the Fund as of December 31, 2018.

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

6.	INVESTMENTS (continued)

Long-term Investments (continued)

Equity investments at fair value without readily determinable fair value (continued)

Limited partnerships (continued)

In June 2015, the Group and Beijing Heimatuoxin Venture Capital L.P. (“Heimatuoxin”) entered into a subscription agreement, whereby the Group agreed to purchase 3.49% limited partnership interest in Heimatuoxin for the total amount of RMB3,000. As of the end of December 2018, the Group received RMB587 in dividend and RMB120 in return of principal from Heimatuoxin. The Group paid the subscription in full to Heimatuoxin in 2015, and there was no outstanding payment as of December 31, 2018.

Heimatuoxin’s investment strategy is primarily to invest in emerging companies operating in the PRC. Heimatuoxin’s investments are focused in the technology, media and telecommunications sectors. Heimatuoxin is scheduled to be in existence until April 16, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In June 2016, the Group and Shanghai Jingyan Corporate Development Centre L.P. (“Jingyan”) entered into a subscription agreement, whereby the Group agreed to purchase 4.64% limited partnership interest in Jingyan for a total amount of RMB6,000. As of December 31, 2018, the limited partnership interest was diluted to 4.31% because of the joining of additional limited partners. The Group has fully funded the subscription to Jingyan in installments as of December 31, 2018. There was no unfunded commitment to the Jingyan as of December 31, 2018.

Jingyan’s investments are focused in the consulting services of corporate management, business information, exhibition, media and telecommunications sectors. Jingyan is scheduled to be in existence until the fifth anniversary of the Initial Contribution Date, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In December 2016, the Group and zPark Capital Ⅱ,L.P. (“zPark”) entered into a subscription agreement, whereby the Group agreed to purchase 2% limited partnership interest in zpak for a total amount of US$1,000. As of December 31, 2018, the limited partnership interest was diluted to 1.75% due to the joining of additional limited partners. The Group paid the subscription in full to zPark in 2016, and there was no outstanding payment as of December 31, 2018. As of the end of December 2018, the Group received US$28 in dividend and US$15 in return of principal from zPark.

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

6.	INVESTMENTS (continued)

Long-term Investments (continued)

Equity investments at fair value without readily determinable fair value (continued)

Limited partnerships (continued)

All of these above-mentioned equity investments without readily determinable fair value were classified as cost method investments prior to adopting ASC 321. As of December 31, 2017, the carrying amount of the Group’s cost method investments was RMB47,214, net of RMB3,267 in accumulated impairment. In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2018, the carrying amount of the Company’s equity investments measured at fair value using the measurement alternative was RMB49,990 (US$7,271), net of RMB3,267 (US$475) in accumulated impairment. Impairment charges recognized on equity investment in Big Stomach Limited was RMB3,267 for the year end December 31, 2016 and no additional impairment recognized for the years ended December 31, 2017 and 2018.

Equity method investments

Equity method investments consisted of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$
Equity Method Investments
Private company	-	9,000	1,309
Listed company	283,655	297,938	43,333
Limited partnership	27,331	20,381	2,964
Cost of equity method investments	310,986	327,319	47,606
Impairment loss on equity investment	(27,893)	(184,377)	(26,816)
Loss from equity method investment	(2,257)	(17,924)	(2,607)
Carrying amount of equity method investments	280,836	125,018	18,183

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

6.	INVESTMENTS (continued)

Long-term Investments (continued)

Equity method investments (continued)

Private company

In May 2018, the Group acquired 45% of the share capital of Shenzhen Jinyingzaixian Technology Service Co., Ltd. (“Jinyingzaixian”), a non-listed company, through Shenzhen KaishengJinfu Enterprise Management Co., Ltd., for a cash consideration of RMB9,000.

Jinyingzaixian is principally engaged in spot commodity trading services in China. The Group’s proportionate share of Jinyingzaixian’s net loss recognized in the Statements of Comprehensive loss was RMB5,948 (US$865) during the year ended December 31, 2018.

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

Loto Interactive is principally engaged in distribution of mobile gaming and the provision of lottery-related technologies, systems and solutions to two state-run lottery operators in China, namely the China Welfare Lottery Issuance Centre and China Sports Lottery Administration Centre (“CSLA”). Loto Interactive is a distributor of high quality, versatile lottery terminals and parts for CSLA, which is the exclusive sports lottery operator in China. Loto Interactive provides game upgrading technology and system maintenance service for the rapid-draw game “Shi Shi Cai” in Chongqing Municipality. The Group’s proportionate share of Loto Interactive’s net loss recognized in the Statements of Comprehensive loss was RMB2,469 and RMB12,233(US$1,779) during the year ended December 31, 2017 and 2018, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

6.	INVESTMENTS (continued)

Long-term Investments (continued)

Equity method investments (continued)

Limited partnership

In April 2015, the Group and Guangda Sports Culture Capital L.P (“Guangda Sports Culture”) entered into a subscription agreement, whereby the Group agreed to purchase 9.9% limited partnership interest in Guangda Sports Culture’s fund for a total amount of RMB20,000, which was fully funded as of December 31, 2015.

Guangda Sports Culture’s investment strategy is primarily to invest in emerging companies operating in the PRC. Guangda Sports Culture’s investments are focused in the sports sectors. Guangda Sports Culture is scheduled to be in existence until February 9, 2018, and was extended to February 9, 2020 in 2018, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement. The Group’s proportionate share of Guangda’s net income recognized in earnings was RMB341 and RMB2,833 (US$412) during the year ended December 31, 2017 and 2018, respectively.

In Feb 2017, the Group and Sparkland Venture Capital Growth Fund L.P (“Sparkland”) entered into a subscription agreement, whereby the Group agreed to purchase 6.67% limited partnership interest in Sparkland’s fund for a total amount of US$1,000, which was fully funded as of December 31, 2017.

Sparkland’s investments are focused in the Virtual Reality and Augmented Reality industries. The Group’s proportionate share of Sparkland’s net income recognized in earnings was RMB323 (US$47) during the year ended December 31, 2018.

All of these above-mentioned investments were classified as equity method investments as the Group does have significant influence over the entities. The net operating losses from these equity method investments recognized for the years ended December 31, 2017 and 2018 were RMB2,128 and RMB15,025 (US$2,185), respectively. The Group recognized an impairment of RMB28,781 and RMB149,896 (US$21,801) in Loto Interactive for the year ended December 31, 2017 and 2018, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

7.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$

Accounts receivable	19,847	19,847	2,887
Less: Allowance for doubtful accounts	(19,847)	(19,847)	(2,887)

Accounts receivable, net	-	-	-

After voluntary suspension of online lottery sales since April 2015, considering age of these receivables and after exhausting all collection efforts, the Group believes that the collection of the amount is no longer probable. The Group recorded full allowance of the outstanding accounts receivable at the end of year 2015.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

8.	PREPAYMENTS, OTHER RECEIVABLES AND DEPOSITS

Prepayments and other receivables consist of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$

Receivables from third party payment service providers	757	9,730	1,415
Interest receivables	718	540	79
Deposit for share repurchase *	13,318	-	-
Deferred sponsorship and advertising expenses	1,993	1,019	148
Prepaid insurance	5,344	3,740	544
Deferred expense**	13,702	10,608	1,543
Receivables for disposal of long-term investments***	9,322	4,332	630
Deductible value-added input tax	12,611	12,585	1,830
Others	23,551	22,644	3,294
	81,316	65,198	9,483

* Deposit for share repurchase represents cash paid in advance by the Group under the share repurchase program commenced in 2015. The Group has withdrawn the repurchase and collected the deposit in Feb 2018.

** Deferred expense represents cash paid in advance to vendors, such as consultant expense, marketing promotion expense and platform fee, which would be amortized according to their respective service periods.

*** Receivables for disposal of long-term investment represent the receivables from the disposal of Caiyu and Qufan as of December 31, 2018.

Deposits are made for offices and other leases, and will be refunded upon the end of the leases, which are expected to be over 1 year.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$

Electronics and office equipment	43,315	54,615	7,943
Motor vehicles	11,804	11,893	1,730
Leasehold improvements	106,904	118,925	17,297

Property and equipment, cost	162,023	185,433	26,970
Less: Accumulated depreciation	(56,521)	(88,238)	(12,834)

Property and equipment, net	105,502	97,195	14,136

Depreciation expenses from continuing operations for the years ended December 31, 2016, 2017 and 2018 were approximately RMB12,860, RMB13,181 and RMB31,027 (US$4,513), respectively. Depreciation expenses from discontinued operations were approximately RMB 5, RMB 219 and RMB 42(US$26) for the years ended December 31, 2016, 2017 and 2018, respectively.

10.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$
Cost:
Computer software	24,639	25,726	3,742
License agreement	151,177	151,177	21,988
Internet domain name	2,907	2,907	423
Brand name	86,041	86,049	12,515
	264,764	265,859	38,668
Accumulated amortization:
Computer software	(8,058)	(13,585)	(1,976)
License agreement	(7,693)	(22,730)	(3,306)
Internet domain name	(1,808)	(2,034)	(296)
Brand name	(3,944)	(12,548)	(1,825)
	(21,503)	(50,897)	(7,403)

Intangible assets, net	243,261	214,962	31,265

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

10.	INTANGIBLE ASSETS, NET (continued)

Amortization expenses from continuing operations for the years ended December 31, 2016, 2017 and 2018 were approximately RMB5,658, RMB13,695 and RMB31,511 (US$4,583), respectively. Amortization expenses from discontinued operations were approximately RMB1,188, RMB12,407 and RMB1,399 (US$203) for the years ended December 31, 2016, 2017 and 2018, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

	RMB	US$

2019	29,338	4,267
2020	27,242	3,962
2021	26,123	3,799
2022	25,294	3,679
2023 and thereafter	106,965	15,558

	214,962	31,265

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$

Advance from end users*	35,888	44,006	6,400
Business tax and other taxes payable	4,118	4,276	623
Deferred government grant	2,807	3	-
Professional fees payable	12,039	8,160	1,187
Promotional events payables	7,753	8,290	1,206
Decoration payables	5,328	3,096	450
Unpaid consideration for business combination**	54,550	-	-
Others	23,750	20,318	2,954

	146,233	88,149	12,820

* Advance from end users represents payments received by the TMG in advance from the end users prior to the services to be provided.

** Unpaid consideration for business combination represents the unpaid cash consideration and contingent consideration relating to the acquisition of Qufan as of December 31, 2017. On February 9, 2018, the Company announced that it has disposed of its 51% equity interest in Qufan for a total consideration of USD19.4 million (RMB122.0 million), which has been offset by the unpaid contingent consideration of RMB54.6 million as of the disposal date.

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

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s PRC subsidiary, E-Sun Sky Computer, being foreign-invested enterprises established in the PRC, is required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. E-Sun Sky Computer is required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the E-Sun Sky Computer.

In accordance with the China Company Laws, the Company’s VIEs are PRC domestic companies (i.e. Hainan Menghuanxingchen, E-Sun Network, E-Sun Sky Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology, Hainan Jingli, Hainan Panfeng, Hangzhou E-Sun Sky Network, Lhasa Yicai, Shenzhen Yicai, Baifengrun Technology and Shenzhen Kaisheng), and they must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of each individual VIE.

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

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$

PRC statutory reserved funds	30,882	30,882	4,491
Unreserved accumulated deficit	(888,633)	(1,340,306)	(194,939)

	(857,751)	(1,309,424)	(190,448)

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

12.	ACCUMULATED DEFICIT AND STATUTORY RESERVE (continued)

Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital, statutory reserve funds and retained earnings of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB113,588 (US$16,521) as of December 31, 2018. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2017 and 2018 and for each of the three years in the period ended December 31, 2018 are disclosed in Note 22.

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

USA

500.com USA is incorporated in the USA and does not conduct any substantive operations of its own. No provision for USA income tax has been made in the financial statements as 500.com USA had no assessable income for the years ended December 31, 2016, 2017 and 2018.

British Virgin Islands

Under the current laws of the British Virgin Islands, BVI is not subject to tax on income or capital gains.

United Kingdom

500.com UK is incorporated in the UK and does not conduct any substantive operations of its own. No provision for UK income tax has been made in the financial statements as 500.com UK had no assessable income for the year ended December 31, 2016, 2017 and 2018.

Curacao

Multi Pay N.V. is incorporated in the Curacao, Under the current laws, profits tax in Curacao is generally assessed at the rate of 2% of taxable income.

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

Cyprus

Round Spot Services Ltd is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as Round Spot Services Ltd had no assessable income for the year ended December 31, 2017 and 2018.

Australia

Multilotto Australia PTY Ltd is incorporated in Australia and does not conduct any substantive operations of its own. No provision for Australia income tax has been made in the financial statements as Multilotto Australia PTY Ltd had no assessable income for the year ended December 31, 2017 and 2018.

Hong Kong

500wan HK is incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income. As 500wan HK does not conduct any substantive operations of its own, no provision for Hong Kong income tax has been made in the financial statements as 500wan HK had no assessable income for the year ended December 31, 2016, 2017 and 2018.

Japan

500.com Nihon Co., Ltd is incorporated in Japan in July 2017 and does not conduct any substantive operations of its own. No provision for Japan income tax has been made in the financial statements as 500.com Nihon Co., Ltd had no assessable income for the year ended December 31, 2017 and 2018.

People’s Republic of China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology, E-Sun Network, E-Sun Sky Computer, E-Sun Sky Network, Shenzhen Yicai, Baifengrun Technology, Tongfu Technology and Shenzhen Kaisheng are subject to the EIT rate of 25% in 2016, 2017 and 2018.Hainan Menghuanxingchen, Hainan Jingli, Hainan Panfeng and Hangzhou E-Sun Sky Network are subject to the EIT rate of 25% in 2018 since the inception. Guangtiandi Technology obtained a certificate of “Software Enterprise” and was granted for a half reduction in tax rate in 2016 and 2017, therefore, it is subject to the EIT rate of 12.5% in 2016, 2017 and 25% in 2018, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

13.	INCOME TAXES (continued)

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry”. According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15% in 2016, 2017 and 2018. Additionally, Lhasa Yicai is also exempt from provincial allocated corporate income tax during January 1, 2015 to December 31, 2017 according to local tax law.

Loss before income taxes from continuing operations consists of:

	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Cayman Islands	(179,348)	(162,884)	(166,710)	(24,245)
British Virgin Islands	(31)	(3)	-	-
USA	(3,809)	(4,703)	(4,058)	(590)
Hong Kong	(10,524)	(10,922)	(7,740)	(1,126)
Japan	-	(174)	(1,592)	(232)
Malta	-	(4,321)	(7,949)	(1,156)
Curacao	-	7,449	(12,752)	(1,855)
Cyprus	-	(13)	(8)	(1)
Australia	-	-	-	-
PRC	(14,104)	(169,923)	(290,530)	(42,256)
				-
	(207,816)	(345,494)	(491,339)	(71,461)

The current and deferred components of the income tax expense appearing in the consolidated statements of loss are as follows:

	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Current tax (expense) benefit	(3,553)	15,935	19,258	2,801
Deferred tax benefit (expense)	1,410	(1,910)	344	50

Income tax (expense) benefit	(2,143)	14,025	19,602	2,851

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

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax (benefit) expense is as follows:

	2016	2017	2018	2018
	RMB	RMB	RMB	US$

loss before income taxes	(207,816)	(345,494)	(491,339)	(71,461)
Income tax computed at applicable tax rates (25%)	(51,954)	(86,374)	(122,835)	(17,866)
Effect of different tax rates in different jurisdictions	4,743	693	979	142
Non-deductible expenses	54,588	92,960	127,291	18,514
Effect of tax rate changes	(1,841)	-	-	-
Change in valuation allowance	(5,144)	-	1,637	238
Changes in interest and penalties on unrecognized tax position	3,105	5,098	-	-
Effect of EIT reversal for previous years	2,760	(19,704)	(20,726)	(3,014)
Research and development super-deduction	(2,947)	(6,692)	(5,942)	(864)
Others	(1,167)	(6)	(6)	(1)
	2,143	(14,025)	(19,602)	(2,851)

A reconciliation of the beginning and ending amount of unrecognized tax position is as follows:

	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Balance at beginning of year	42,983	38,457	24,298	3,534
Increase relating to current year tax positions	3,630	5,194	-	-
Decrease relating to prior year tax positions	(3,204)	(1,595)	(7,420)	(1,079)
Decrease relating to expiration of applicable statute of limitations	(4,952)	(17,758)	(14,745)	(2,145)

Balance at end of year	38,457	24,298	2,133	310

The Group recognizes interest accrued related to unrecognized tax position in taxation expenses. During the years ended December 31, 2016, 2017 and 2018, the Group recognized approximately RMB4,932, RMB5,098 and nil in interest on these unrecognized tax position and reversed approximately RMB1,827, RMB7,667 andRMB7,420(US$1,079) in interest. The Group had accrued approximately RMB9,989, RMB7,420 and nil for the interest on these uncertain taxes as of December 31, 2016, 2017 and 2018, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Group’s tax filings. As of December 31, 2018, the PRC subsidiaries 2015 to 2018 tax returns remain open to examination.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

13.	INCOME TAXES (continued)

The components of deferred taxes are as follows:

	2017	2018	2018
	RMB	RMB	US$

Deferred tax assets
Advertising expenditure deductible in future years	61,191	63,386	9,219
Deferred revenue	307	306	45
Deferred government grants	2,417	2,417	352
Loss from equity method investment	203	203	30
Bad debt provision	5,097	5,097	741
Accrued rental expense	817	817	119
Impairment loss	1,250	1,250	182
Net operating losses (“NOLs”)	34,700	109,850	15,977
Less: valuation allowance	(105,982)	(183,326)	(26,665)

Total deferred tax assets, net	-	-	-

Deferred tax liabilities
Apps and other licenses arisen from business combination	(6,754)	(7,744)	(1,126)

Total deferred tax liabilities	(6,754)	(7,744)	(1,126)

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2018, the Group had NOLs of approximately RMB346,623(US$50,414) from several of its VIEs, which can be carried forward to offset future net profit for income tax purposes. The NOLs as of December 31, 2018 will expire in years 2019 to 2023 if not utilized.

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB255,333 and RMB113,588 (US$16,521) as of December 31, 2017 and 2018, respectively. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. The related unrecognized deferred tax liabilities were approximately RMB25,533 and RMB11,359 (US$1,652) as of December 31, 2017 and 2018, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

14.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately RMB15,481, RMB12,707 and RMB12,682 (US$1,845) for the years ended December 31, 2016, 2017 and 2018, respectively.

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

On April 8, 2011, the Company granted 13,864,000 share options to a director and employees with an exercise price of US$0.40 per share. For these awards, 5,506,600 options were vested upon the first anniversary of the grant date, 5,225,800 options were vested upon the second anniversary of the grant date, 1,565,800 options were vested upon the third anniversary of the grant date, and 1,565,800 options were vested upon the fourth anniversary of the grant date.

On April 8, 2011, the Company granted 5,003,980 and 12,600,000 share options to another director and a consultant with an exercise price of US$0.40 per share, and all were vested on the grant date.

On October 22, 2013, the Company granted 2,660,000 share options to employees with an exercise price of US$0.40 per share. For these awards, 600,000 options were vested on 180 days after the grant date, 1,620,000 options were vested upon the first anniversary of the grant date, 220,000 options were vested upon the second anniversary of the grant date, and 220,000 options were vested upon the third anniversary of the grant date.

On June 19, 2014, the Company granted 2,000,000 options to directors and 32,561,800 options to employees, with an exercise price of US$3.232 per share (US$32.32 per ADS). For awards to directors, 666,690 options were vested on November 22, 2014, 666,690 options were vested on November 22, 2015, and 666,620 options were vested on November 22, 2016. For awards to employees, 5,437,820 options were vested upon the first anniversary of the grant date, 10,843,080 options were vested upon the second anniversary of the grant date. On June 19, 2017, the last vest date of the remaining unexercised options was extended by our board of directors from June 19, 2017 to June 19, 2018. On June 19, 2018, the last vest date of the remaining unexercised options was extended by our board of directors from June 19, 2018 to June 19, 2019. On November 22, 2018, the last vest date of the remaining unexercised options was extended by our board of directors from November 22, 2018 to November 22, 2019.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

On June 29, 2015, the Company granted 200,000 share options to a director with an exercise price of US$2.55 per share. For these awards, 66,670 options were vested upon the first anniversary of the grant date, 66,670 options were vested upon the second anniversary of the grant date, and 66,660 options were vested upon the third anniversary of the grant date. On June 29, 2018, the last vest date of the remaining unexercised options was extended by our board of directors from June 29, 2018 to June 29, 2019.

On January 5, 2016, the Company granted 2,500,000 share options to employees with an exercise price of US$2.00 per share. For these awards, 750,000 options were vested on June 19, 2016, 750,000 options were vested on December 15, 2016, and 1,000,000 options were vested on June 19, 2017. All of the vested options were gave up by employees at the end of the third quarter of 2017.

On January 6, 2016, the Company granted 600,000 share options to a director with an exercise price of US$1.851 per share, which were vested on November 21, 2016. On November 22, 2018, the last vest date of the remaining unexercised options was extended by our board of directors from November 22, 2018 to November 22, 2019.

On January 16, 2016, the Company granted 15,900,000 share options to employees with an exercise price of US$1.743 per share, among which, 10,000,000 share options were gave up by employees after the grant, for the remaining awards, 985,300 options were vested on January 16, 2017, 1,964,700 options were vested on January 16, 2018, and 2,950,000 options were vested on January 16, 2019. All of the vested options were gave up by employees in January, 2019.

On December 16, 2016, the Company granted 600,000 share options to directors with an exercise price of US$1.35 per share, which were vested on November 21, 2017.

On August 15, 2017, the Company granted 12,230,280 restricted share units ("RSUs") to employees. For these rewards, the first 4,035,994 options were vested on March 1, 2018, the second 4,035,994 options were vested on December 31, 2018, and the third 4,158,292 options will be vested on December 1, 2019. On April 30, 2018, the vest dates of the second and third options were changed by our board of directors from December 31, 2018 to June 1, 2018 and from December 1, 2019 to June 1, 2019, respectively.

On November 22, 2017, the Company granted 350,000 RSUs to directors, which were vested on November 21, 2018.

On June 28, 2018, the Company granted 5,000,000 RSUs to employees. For these rewards, 2,000,000 options were vested on September 1, 2018, and 3,000,000 options were vested on March 1, 2019.

A summary of share option and restricted shares activity and related information for the year ended December 31, 2018 are as follows:

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

Share options granted to employees and directors

	Number of options	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	US$	(Years)	US$’000

Outstanding, January 1, 2018	41,987,560	1.04	1.18	1.59	3,986
Granted	-	-	-	-	-
Forfeited	-	-	-
Exercised	(6,513,460)	0.92	1.28
Outstanding, December 31, 2018	35,474,100	1.07	1.17	0.94	2,078
Vested and expected to vest at December 31, 2018	35,248,669	1.07	1.17	0.87	1,953
Exercisable at December 31, 2018	32,524,100	1.00	1.19	0.84	2,078

Restricted shares granted to employees and directors

	Number of options	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	(Years)	US$’000

Outstanding, January 1, 2018	12,580,280	0.96	9.63	12,719
Granted	5,000,000	1.41	9.49	3,790
Forfeited	-	-
Exercised	(10,503,520)	1.05
Outstanding, December 31, 2018	7,076,760	1.15	8.99	5,364
Vested and expected to vest at December 31, 2018	7,076,760	1.15	8.99	5,364
Exercisable at December 31, 2018	-

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as of December 31, 2018 and the exercise price. Total intrinsic value of options granted to employees and directors exercised for the years ended December 31, 2016, 2017 and 2018 were RMB11,051, RMB479 and RMB2,284 (US$332), respectively. No share options granted to the consultants were exercised during the years ended December 31, 2018. Total intrinsic value of restricted shares granted to employees and directors exercised for the year ended December 31, 2018 was RMB7,962(US$1,158).

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

On June 19, 2017 (the “Third Modification Date”), the Company extended the maturity date of the remaining unexercised share options granted on June 19, 2014 from June 19, 2017 to June 19, 2018. The modification was intended to provide additional incentives for these employees.

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

The incremental compensation cost of US$55 for unexercised options is being amortized on an accelerated basis over the extending term of the original award from June 19, 2017 to June 19, 2018.

On June 19, 2018 (the “Fourth Modification Date”), the Company extended the maturity date of the remaining unexercised share options granted on June 19, 2014 from June 19, 2018 to June 19, 2019. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$4,764, which was measured as the one extending year of the fair value of the modified award of 7,594,240 shares.

On May 1, 2018 (the “Fifth Modification Date”), the Company extended the maturity date of the remaining unexercised share options granted on June 19, 2014 from November 22, 2018 to November 22, 2019. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$32, which was measured as the one extending year of the fair value of the modified award of 233,350 shares.

On May 1, 2018 (the “Sixth Modification Date”), the Company extended the maturity date of the remaining unexercised share options granted on June 29, 2015 from June 29, 2018 to June 29, 2019. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$6, which was measured as the one extending year of the fair value of the modified award of 66,600 shares.

On May 1, 2018 (the “Seventh Modification Date”), the Company extended the maturity date of the remaining unexercised share options granted on January 6, 2016 from November 22, 2018 to November 22, 2019. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$18, which was measured as the one extending year of the fair value of the modified award of 600,000 shares.

As of December 31, 2018, there was RMB15,986 (US$2,325) of unvested share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized over a weighted-average vesting period of 0.47 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

As of December 31, 2018, there was RMB13,490 (US$1,962) of unvested restricted share compensation costs related to equity awards granted to employees that is expected to be recognized over a weighted-average vesting period of 0.31 years. To the extent the actual forfeiture rate is different from the original estimate, actual restricted share compensation costs related to these awards may be different from the expectation.

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

	For the years ended December 31
	2016	2017	2018

Expected volatility	70.80%~77.52%	54.83%	54.27%~60.15%
Risk-free interest rate	1.13%~1.62%	1.20%	2.26%~2.62%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%	0.00%	0.00%
Suboptimal early exercise factor	2.2~2.8	2.2	2.2~2.8

The fair value of restricted shares was determined using the market price of the ordinary shares of the Company on the grant date.

The total fair value of the vested equity share options granted to the employees and directors during the years ended December 31, 2016 was RMB127,333, there were no vested equity share options granted to the employees and directors during the years ended December 31, 2017 and 2018.

The total fair value of the restricted shares granted to the employees and directors during the years ended December 31, 2016, 2017 and 2018 were nil, RMB78,902 and RMB48,575 (US$7,065), respectively.

The exercise price of share options granted to the employees and directors equaled the market price of the ordinary shares on the grant date. No share options were granted during the year ended December 31, 2017 and 2018. The weighted-average grant-date fair value per share granted to employees and directors during the year ended December 31, 2016 was US$0.89.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

The Company granted restricted shares to employees and directors during the year ended December 31, 2017 and 2018 with free exercise price. The weighted-average grant-date fair value per restricted shares granted to employees and directors during the year ended December 31, 2017 and 2018 were US$0.96 and US$1.41, respectively.

Total share-based compensation expenses relating to options and restricted shares granted to employees and directors for the years ended December 31, 2016, 2017 and 2018 are included in:

	For the year ended December 31, 2016
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	2,993	-	2,993	431
Sales and marketing	13,966	-	13,966	2,012
General and administrative	114,244	7,114	121,358	17,479
Service development expenses	25,024	-	25,024	3,604

	156,227	7,114	163,341	23,526

	For the year ended December 31, 2017
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	1,343	-	1,343	206
Sales and marketing	9,228	-	9,228	1,418
General and administrative	61,113	3,089	64,202	9,868
Service development expenses	16,370	-	16,370	2,516

	88,054	3,089	91,143	14,008

	For the year ended December 31, 2018
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	351	-	351	51
Sales and marketing	11,361	-	11,361	1,652
General and administrative	74,227	2,346	76,573	11,137
Service development expenses	20,343	-	20,343	2,959

	106,282	2,346	108,628	15,799

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

16.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

	RMB	US$

2019	25,661	3,780
2020	26,892	3,961
2021	21,952	3,234
2022	16,499	2,430

	91,004	13,405

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties. For the years ended December 31, 2016, 2017 and 2018, total rental expenses for all operating leases amounted to approximately RMB11,293, RMB28,695 and RMB35,144 (US$5,111), respectively.

Uncertain Income tax position

As of December 31, 2017 and 2018, the Group has recognized approximately RMB24,298 and RMB2,133 (US$310), respectively, as an accrual for unrecognized tax position, including related interest and penalties. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2017, and 2018, the Group classified the accrual of RMB24,298 and RMB2,133 (US$310), respectively, as a long-term payable.

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

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2017 and 2018.

Indemnity Cost

On September 12, 2016, the Group entered into an agreement, approved by the U.S. District Court to settle outstanding legal proceedings relating to a stockholder class action lawsuit during the period between November 22, 2013 and February 25, 2015 for USD 2,500, with USD1,500 paid by the Group and USD1,000 covered by the insurance company. As of December 31, 2016, the amount was fully funded, and the stockholder class action lawsuit has since been settled. There was no any other related lawsuit or indemnity cost occurred in 2017 and 2018.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

17.	LOSSES PER SHARE

Basic and diluted losses per share for each of the years presented is calculated as follows:

	For the years ended
	2016		2017		2018
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B

Losses per share from continuing operations—basic:
Numerator:
Allocation of net loss from continuing operations attributable to 500.com Limited’s ordinary shareholders used in calculating income per ordinary share—basic	(166,352)	(36,974)	(265,563)	(59,172)	(380,701)	(55,371)	(82,216)	(11,958)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	339,429,946	75,442,810	333,909,823	74,400,299	344,510,993	344,510,993	74,400,299	74,400,299
Denominator used for losses per share	339,429,946	75,442,810	333,909,823	74,400,299	344,510,993	344,510,993	74,400,299	74,400,299
Losses per share from continuing operations — basic	(0.49)	(0.49)	(0.80)	(0.80)	(1.13)	(0.164)	(1.13)	(0.164)

Losses per share from continuing operations—diluted:
Numerator:
Allocation of net loss from continuing operations attributable to 500.com Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(166,352)	(36,974)	(265,563)	(59,172)	(380,701)	(55,371)	(82,216)	(11,958)
Reallocation of net loss from continuing operations attributable to 500.com Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	(36,974)	-	(59,172)	-	(82,216)	(11,958)	-	-
Net loss from continuing operations attributable to ordinary shareholders	(203,326)	(36,974)	(324,735)	(59,172)	(462,917)	(67,329)	(82,216)	(11,958)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	339,429,946	75,442,810	333,909,823	74,400,299	344,510,993	344,510,993	74,400,299	74,400,299
Conversion of Class B to Class A ordinary shares	75,442,810	-	74,400,299	-	74,400,299	74,400,299	-	-
Share options	—	-	-	-	-	-	-	-
Denominator used for losses per share	414,872,756	75,442,810	408,310,122	74,400,299	418,911,292	418,911,292	74,400,299	74,400,299
Losses per share from continuing operations—diluted	(0.49)	(0.49)	(0.80)	(0.80)	(1.13)	(0.164)	(1.13)	(0.164)

Losses from continuing operations per ADS:
Denominator used for losses per ADS - basic	33,942,995	-	33,390,982	-	34,451,099	34,451,099	-	-
Denominator used for losses per ADS - diluted	41,487,276	-	40,831,012	-	41,891,129	41,891,129	-	-
Losses from continuing operations per ADS – basic	(4.90)	-	(7.95)	-	(11.28)	(1.64)	-	-
Losses from continuing operations per ADS – diluted	(4.90)	-	(7.95)	-	(11.28)	(1.64)	-	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

17.	LOSSES PER SHARE (continued)

	For the years ended
	2016		2017		2018
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B

Income per share from discontinued operations—basic:
Numerator:
Allocation of net income from discontinued operations attributable to 500.com Limited’s ordinary shareholders used in calculating income per ordinary share—basic	295	66	6,245	1,391	9,247	1,345	1,997	290

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic income per share	339,429,946	75,442,810	333,909,823	74,400,299	344,510,993	344,510,993	74,400,299	74,400,299
Denominator used for income per share	339,429,946	75,442,810	333,909,823	74,400,299	344,510,993	344,510,993	74,400,299	74,400,299
Income per share from discontinued operations — basic	0.001	0.001	0.02	0.02	0.03	0.004	0.03	0.004

Income per share from discontinued operations—diluted:
Numerator:
Allocation of net income from discontinued operations attributable to 500.com Limited’s ordinary shareholders used in calculating income per ordinary share— diluted	295	66	6,245	1,391	9,247	1,345	1,997	290
Reallocation of net income from discontinued operations attributable to 500.com Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	66	-	1,391	-	1,997	290	-	-
Net income from discontinued operations attributable to ordinary shareholders	361	66	7,636	1,391	11,244	1,635	1,997	290

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic income per share	339,429,946	75,442,810	333,909,823	74,400,299	344,510,993	344,510,993	74,400,299	74,400,299
Conversion of Class B to Class A ordinary shares	75,442,810	-	74,400,299	-	74,400,299	74,400,299	-	-
Share options	-	-	-	-	-	-	-	-
Denominator used for income per share	414,872,756	75,442,810	408,310,122	74,400,299	418,911,292	418,911,292	74,400,299	74,400,299
Losses per share from discontinued operations—diluted	0.001	0.001	0.02	0.02	0.03	0.004	0.03	0.004

Income from discontinued operations per ADS:
Denominator used for income per ADS - basic	33,942,995	-	33,390,982	-	34,451,099	34,451,099	-	-
Denominator used for income per ADS - diluted	41,487,276	-	40,831,012	-	41,891,129	41,891,129	-	-
Income from discontinued operations per ADS – basic	0.01	-	0.19	-	0.27	0.04	-	-
Income from discontinued operations per ADS – diluted	0.01	-	0.19	-	0.27	0.04	-	-

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

In 2017, 894,760 share options were exercised at the exercise prices of US$0.2 to US$1.0 per share, resulting in the issuance of 894,760 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$831. The Company repurchased 2,602,000 Class A ordinary shares for a consideration of US$2,999. As of December 31, 2017, 333,787,552 and 74,400,299 Class A and Class B ordinary shares were issued and outstanding, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

18.	EQUITY TRANSACTIONS (continued)

In 2018, 6,513,460 share options were exercised at the exercise prices of US$0.2 to US$1.0 per share, resulting in the issuance of 6,513,460 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$6,014. And 10,503,520 restricted shares were vested and exercised without exercise prices. As of December 31, 2018, 350,804,532 and 74,400,299 Class A and Class B ordinary shares were issued and outstanding, respectively.

19.	FAIR VALUE MEASUREMENT

In accordance with ASC 820-10, the Group measures available-for-sale investments, contingent consideration payable at fair value on a recurring basis. The fair value of the available-for-sale investments are measured based on the market price in an active market.

The Group measures certain financial assets, including cost method investments and equity method investments at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as intangible assets and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

Assets measured or disclosed at fair value are summarized below:

			Fair value measurement at December 31, 2017
	Total fair value at December 31, 2017		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB	US$
Fair value disclosure
Cash equivalents
Fixed-rate investments	289,304	44,465	-	289,304	-	-	-
Adjustable-rate investments	89,604	13,772	-	89,604	-	-	-
Total	378,908	58,237	-	378,908	-	-	-

Fair value measurement
Recurring
Short-term investments
Investment in targeted asset management plan with fixed rate (Note 6)	100,000	15,370	-	100,000	-	-	-
Available-for-sale investments	-	-	-	-	-	733	113
Non-recurring
Long-term investments	-	-	-	-	-	28,781	4,424
Total assets measured at fair value	100,000	15,370	-	100,000	-	29,514	4,537

Fair value measurement
Recurring
Contingent consideration payable	54,550	8,384	-	-	54,550	2,384	366
Total liabilities measured at fair value	54,550	8,384	-	-	54,550	2,384	366

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

19.	FAIR VALUE MEASUREMENT (continued)

Assets and liabilities measured or disclosed at fair value are summarized below:

			Fair value measurement at December 31, 2018
	Total fair value at December 31, 2018		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
	RMB	US$	RMB	RMB	RMB	RMB	US$
Fair value disclosure
Cash equivalents
Fixed-rate investments	246,560	35,861	-	246,560	-	-	-
Adjustable-rate investments	27,580	4,011	-	27,580	-	-	-
Total	274,140	39,872	-	274,140	-	-	-

Fair value measurement
Recurring
Short-term investments
Investment in targeted asset management plan with fixed rate (Note 6)	100,000	14,544	-	100,000	-	-	-
Available-for-sale investments	-	-	-	-	-	-	-
Non-recurring
Long-term investments	98,391	14,310	98,391	-	-	149,896	21,801
Total assets measured at fair value	198,391	28,854	98,391	100,000	-	149,896	21,801

Fair value measurement
Recurring
Contingent consideration payable	-	-	-	-	-	-	-
Total liabilities measured at fair value	-	-	-	-	-	-	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

19.	FAIR VALUE MEASUREMENT (continued)

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2016, 2017 and 2018.

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

The following table presents a reconciliation of liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2018:

Contingent consideration payable
RMB

Balance as of December 31, 2015	-
Recognized during the year	52,240
Balance as of December 31, 2016	52,240
Recognized during the year	2,310
Balance as of December 31, 2017	54,550
Settled during the year	(54,550)
Balance as of December 31, 2018	-
Balance as of December 31, 2018 in US$	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

20.	SEGMENT REPORTING

The Group engages primarily in the online lottery purchase services, online mobile gaming and information services in the PRC. After acquiring the business of online lottery betting and online casino platforms generated from the Multi Group, the Group distinguishes revenues, costs and expenses between different geographic operating segment in its internal reporting, and reports costs and expenses by nature in different geographic operating segments. In accordance with ASC topic 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s geographic location operating results. As a result, the Group has two reportable segments, including the PRC and Europe.

The following table presents summary information by segment for the years ended December 31, 2016, 2017 and 2018, respectively.

	For the year ended December 31, 2016
	PRC	Europe	Total
	RMB	RMB	RMB

Net Revenues	5,259	-	5,259
Depreciation and Amortization	18,518	-	18,518
Operating loss from continuing operations	368,183	-	368,183
Interest income	23,859	-	23,859
Income tax expense	2,143	-	2,143
Segment net loss from continuing operations	209,959	-	209,959
Segment assets	2,063,328	-	2,063,328

	For the year ended December 31, 2017
	PRC	Europe	Total
	RMB	RMB	RMB

Net Revenues	22,488	49,370	71,858
Depreciation and Amortization	12,814	14,062	26,876
Operating (loss) income from continuing operations	(341,286)	2,755	(338,531)
Interest income	20,032	-	20,032
Income tax (benefit) expense	(14,181)	156	(14,025)
Segment net (loss) income from continuing operations	(334,428)	2,959	(331,469)
Segment assets	1,696,024	58,535	1,754,559

	For the year ended December 31, 2018
	PRC	Europe	Total	Total
	RMB	RMB	RMB	US$

Net Revenues	20,578	105,511	126,089	18,339
Depreciation and Amortization	31,027	31,511	62,538	9,096
Operating loss from continuing operations	327,850	16,638	344,488	50,103
Interest income	15,308	-	15,308	2,226
Income tax (benefit) expense	(21,014)	1,412	(19,602)	(2,851)
Segment net loss from continuing operations	453,687	18,050	471,737	68,610
Segment assets	1,204,057	42,527	1,246,584	181,307

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

21.	SUBSEQUENT EVENTS

Discontinue to provide Sports Information Services from "Cai Xun Hao”

On March 25, 2019, the management of the Company decided to discontinue the Sports Information Services provided by “Cai Xun Hao”. Revenue generated from “Cai Xun Hao” was nil, RMB2,332 and RMB16,036 (US$2,332) for the year ended December 31, 2016, 2017 and 2018, respectively, which accounted for nil, 3.2%, and 12.7% of total net revenues for the years ended December 31, 2016, 2017 and 2018, respectively. The discontinuation of the Sports Information Services provided by “Cai Xun Hao” has no major effect on the Group’s operations and financial results.

Restricted stock units incentive plan

On January 2, 2019, the Compensation Committee of the Board of Directors of the Company reached an agreement to issue the number of Class A ordinary shares of 7,553,980 to grant to the employees of the Company, which will be vested in January 1, 2020.

7% Redeemable Noncontrolling Interest in Arbitration related to TMG

In connection with our acquisition of a 93% equity interest in TMG in 2017, we entered into a shareholders’ agreement with Helmet Limited, or Helmet, which owns the remaining 7% equity interest (post-acquisition) in TMG. Pursuant to this shareholders’ agreement, if Thomas Biro resigns from his employment with TMG, or his employment is terminated for whatever reason, Helmet has the right to request that we, on one occasion, purchase all or some of the TMG shares then held by Helmet. This right is exercisable within one year from the aforementioned resignation. However, such right is not exercisable if Mr. Biro resigns before December 31, 2018. When the notice to exercise such right is delivered, we and Helmet shall, within 30 business days, establish a fair market value as the purchase price for the TMG shares subject to sale. If both parties fail to reach an agreement during such period, the fair market value of those TMG shares will be decided by an independent valuation expert appointed by both parties. If the parties are not able to decide on an independent valuation expert, such expert shall be appointed in accordance with the dispute resolution provisions under the shareholders’ agreement.

In early 2019, we received a redemption notice from Helmet, requesting us to purchase the 7% equity interest in TMG held by Helmet at a redemption price of EUR3,745. We and Helmet failed to reach an agreement as to the purchase price for the TMG shares within 30 business days of the notice. Helmet has referred the dispute to arbitration by a local court in Malta, and we have engaged attorneys to represent us in the arbitration. After receiving of the redemption notice, we adjusted the carrying amount of the 7% redeemable noncontrolling interest to equal to the redemption amount of EUR3,745 as of December 31, 2018. The worst-case scenario is that we ultimately may be required to purchase the TMG shares held by Helmet at the redemption price of EUR3,745, other than this adjustment as reflected and disclosed in our consolidated financial statements for 2018, we do not expect to incur other liabilities in connection with the aforementioned arbitration.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiary E-Sun Sky Computer and VIEs are restricted in their ability to transfer certain of its net assets to the Company in the form of dividend payments, loans and/or advances. The amounts restricted include paid up capital, retained earnings and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB113,588 (US$16,521) as of December 31, 2018.

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,304	12,338	1,795
Time deposits	-	-	-
Other current assets	20,257	7,348	1,069
Amounts due from intergroup companies	400,659	506,418	73,656

Total current assets	422,220	526,104	76,520

Non-current assets:
Investment in subsidiaries and VIEs	1,060,273	605,167	88,018
Property and equipment, net	241	167	24

Total non-current assets	1,060,514	605,334	88,042

TOTAL ASSETS	1,482,734	1,131,438	164,562

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed balance sheets (continued)

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2018
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	544	369	54
Accrued expenses and other liabilities	68,015	9,452	1,375
Amounts due to intergroup companies	4,401	5,012	729

Total current liabilities	72,960	14,833	2,158

TOTAL LIABILITIES	72,960	14,833	2,158

Shareholders’ equity:
Class A Ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2016 and 2017; 333,787,552 and 350,804,532 shares issued and outstanding as of December 31, 2017 and 2018, respectively	115	121	18
Class B Ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2017 and 2018; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31,2017 and 2018, respectively	28	28	4
Additional paid-in capital	2,295,111	2,431,924	353,709
Treasury shares	(143,780)	(143,780)	(20,912)
Accumulated other comprehensive income	116,051	137,736	20,033
Accumulated deficit and statutory reserve	(857,751)	(1,309,424)	(190,448)

Total shareholder’s equity	1,409,774	1,116,605	162,404

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,482,734	1,131,438	164,562

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Net Revenues	-	-	-	-
Operating expenses:
Sales and marketing	(402)	(497)	(1,784)	(259)
General and administrative	(15,934)	(68,260)	(177,455)	(25,810)

Total operating expenses	(16,336)	(68,757)	(179,239)	(26,069)

Indemnity cost	(9,979)	-	-	-
Other operating income	39	-	-	-

Operating loss	(26,276)	(68,757)	(179,239)	(26,069)
Interest income	10,269	4,818	2	-
Equity in (loss) profits of subsidiaries and VIEs	(186,958)	(253,160)	(272,436)	(39,623)

Loss before income tax	(202,965)	(317,099)	(451,673)	(65,692)
Income tax benefit	-	-	-	-

Net loss	(202,965)	(317,099)	(451,673)	(65,692)

Other comprehensive income
Foreign currency translation gain (loss)	82,347	(56,196)	21,685	3,155
Change in fair value of AFS	754	(733)	-	-

Comprehensive loss	(119,864)	(374,028)	(429,988)	(62,537)

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR,

except for number of shares and per share (or ADS) data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of cash flows

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$

Net cash provided (used in) by operating activities	25,679	(270,965)	(91,547)	(13,315)
Net cash provided (used in) by investing activities	413,401	3,065	(56,941)	(8,282)
Net cash (used in) provided by financing activities	(118,484)	(11,945)	159,456	23,192
Effect of exchange rate changes on cash and cash equivalents	481	(60,522)	66	10
Net increase (decrease) in cash and cash equivalents	321,077	(340,367)	11,034	1,605
Cash and cash equivalents at beginning of the year	20,594	341,671	1,304	190
Cash and cash equivalents at end of the year	341,671	1,304	12,338	1,795

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

