Form 20-F
period 2019-12-31
500.com Ltd
filed 2020-12-11
CIK 1517496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

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

Qiang Yuan, Chief Financial Officer

12F, West Side, Block B, Building No. 7

Shenzhen Bay Eco-Technology Park
Nanshan District, Shenzhen 518115
The People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities and Exchange Act of 1934:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary shares, par value US$0.00005 per share* American Depositary Shares, each representing ten ordinary shares	WBAI	New York Stock Exchange*

*	Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on the New York Stock Exchange. Each ADS represents the right to receive ten ordinary shares. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

420,001,792 Class A ordinary shares and 10,000,099 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2019.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                        ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

TABLE OF CONTENTS

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ten ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“consolidated affiliated entities” refer to our consolidated affiliated entities, namely,

o	Beijing Baifengrun Technology Co., Ltd., or Baifengrun Technology, which was disposed of by the Company on January 21, 2019,

o	Beijing Daguo Xiaoxian Culture Media Co., Ltd, or Beijing Daguoxiaoxian, which was disposed of by the Company on February 9, 2018,

o	Lhasa Yicai Network Technology Co., Ltd., or Lhasa Yicai,

o	Hainan Jingli Network Technology Co., Ltd., or Hainan Jingli,

o	Hainan Panfeng Network Technology Co., Ltd., or Hainan Panfeng, which was disposed of by the Company on December 25, 2019,

o	Hangzhou E-Sun Sky Network Technology Co., Ltd., or Hangzhou E-Sun Sky Network, which was disposed of by the Company on December 26, 2019,

o	The Multi Group Ltd, or TMG,

o	Shenzhen Caiyu Hudong Technology Co., Ltd., or Shenzhen Caiyu, which was disposed of by the Company on November 2, 2017,

o	Shenzhen E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network,

o	Shenzhen E-Sun Network Co., Ltd., or E-Sun Network,

o	Shenzhen Fenggu Network Technology Co., Ltd., or Shenzhen Fenggu, which was disposed of by the Company on June 30, 2018,

o	Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd., or Shenzhen Kaisheng,

o	Shenzhen Guangtiandi Science and Technology Co., Ltd., or Guangtiandi Technology,

o	Shenzhen Qufan Network Technology Co., Ltd., or Shenzhen Qufan, which was disposed of by the Company on February 9, 2018,

o	Shenzhen Tongfu Technology Co., Ltd., or Tongfu Technology, which was disposed of by the Company on November 25, 2019,

o	Shenzhen Wubai Zhifu Co., Ltd., or 500Fu, which was disposed of by the Company on February 7, 2018,

o	Shenzhen Yicai Network Technology Co., Ltd., or Shenzhen Yicai,

o	Shenzhen Youlanguang Science and Technology Co., Ltd., or Youlanguang Technology, and

o	Other intermediate holding companies.

•	“The Multi Group” or “TMG” are to The Multi Group Ltd., 93% of which is owned by us, and the following wholly-owned subsidiaries:

o	Lotto Warehouse Ltd, or Loto Warehouse;

o	Multi Brand Gaming Ltd, or Multi Brand;

o	Multi Warehouse Ltd, or Multi Warehouse;

o	Multilotto UK Ltd, or Multilotto UK;

o	Multi pay N.V., or Multi pay;

o	Round Spot Services Ltd., or Round Spot;

o	Wasp Media Ltd, or Wasp Media; and

o	Oddson Europe Ltd, or Oddson Europe.

•	“ordinary shares” are to our ordinary shares, par value US$0.00005 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“EUR” are to the legal currency of the European Union; and

•	“We,” “us,” “our company,” “our,” “the Group” or “the Company” are to 500.com Limited, its predecessor entities and its consolidated affiliated subsidiaries.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects.”

Our historical results do not necessarily indicate our results to be expected for any future period.

	Years ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statements of Comprehensive Loss Data:
Net revenues	99,552	5,259	71,858	126,089	39,688	5,701
Operating costs and expenses:
Cost of services	(24,355)	(12,749)	(37,483)	(80,017)	(59,410)	(8,534)
Sales and marketing	(87,022)	(43,398)	(63,295)	(92,465)	(42,445)	(6,097)
General and administrative	(232,244)	(247,408)	(224,321)	(251,384)	(223,758)	(32,141)
Service development	(63,296)	(70,741)	(58,592)	(61,909)	(48,614)	(6,983)

Total operating expenses	(406,917)	(374,296)	(383,691)	(485,775)	(374,227)	(53,755)
Other operating income	6,910	2,731	1,204	12,638	6,788	975
Government grant	2,022	10,017	6,789	7,620	3,504	503
Indemnity cost	—	(9,979)	—	—	—	—
Other operating expenses	(2,975)	(1,915)	(34,691)	(5,060)	(6,995)	(1,005)
Impairment of intangible assets	—	—	—	—	(181,845)	(26,120)
Impairment of goodwill	—	—	—	—	(129,752)	(18,638)

Operating loss from continuing operations	(301,408)	(368,183)	(338,531)	(344,488)	(642,839)	(92,339)
Other income (expenses), net	—	—	821	(43)	455	65
Interest income	20,589	23,859	20,032	15,308	13,448	1,932
Interest expense	(2,138)	—	—	—	—	—
Loss from equity method investments	(407)	(406)	(2,128)	(15,025)	(10,639)	(1,528)
Impairment of long-term investments	—	—	(28,781)	(149,896)	(22,353)	(3,211)
Changes in fair value of the structured deposit	1,124	—	—	—	—	—
Changes in fair value of contingent considerations	—	—	(2,384)	—	—	—
Gain from disposal of subsidiaries	—	136,914	5,477	2,805	—	—

Loss before income taxes from continuing operations	(282,240)	(207,816)	(345,494)	(491,339)	(661,928)	(95,081)
Income taxes (expenses) benefit	(41,969)	(2,143)	14,025	19,602	7,642	1,098

Net loss from continuing operations	(324,209)	(209,959)	(331,469)	(471,737)	(654,286)	(93,983)
Income from discontinued operations, net of income taxes	—	707	15,327	2,183	—	—
Gain on disposal of discontinued operations, net of income taxes	—	—	—	10,160	—	—
Net income from discontinued operations, net of income taxes	—	707	15,327	12,343	—	—
Net loss	(324,209)	(209,252)	(316,142)	(459,394)	(654,286)	(93,983)
Net loss from continuing operations attributable to noncontrolling interest and redeemable noncontrolling interest	(312)	(6,633)	(6,734)	(8,820)	(3,018)	(434)
Net income from discontinued operations attributable to noncontrolling interest	—	346	7,691	1,099	—	—
Less: Net (loss) income attributable to the noncontrolling interest	(312)	(6,287)	1,524	(4,486)	(3,018)	(434)
Less: Net loss attributable to redeemable noncontrolling interest	—	—	(567)	(3,235)	—	—

Net loss attributable to 500.com Limited	(323,897)	(202,965)	(317,099)	(451,673)	(651,268)	(93,549)

Other comprehensive income (loss)
Share of other comprehensive loss of an equity method investee	—	—	—	—	(3,986)	(573)
Foreign currency translation gain (loss)	66,851	82,347	(55,781)	23,023	6,408	920
Unrealized gain (loss) on available for sale investments	—	754	(733)	—	—	—
Other Comprehensive income (loss), net of tax	66,851	83,101	(56,514)	23,023	2,422	347

Comprehensive loss	(257,358)	(126,151)	(372,656)	(436,371)	(651,864)	(93,636)
Less: Comprehensive (loss) income attributable to redeemable noncontrolling interest and noncontrolling interest	(312)	(6,287)	981	(6,383)	(4,344)	(624)
Comprehensive loss attributable to 500.com Limited	(257,046)	(119,864)	(373,637)	(429,988)	(647,520)	(93,012)

Losses per share attributable to 500.com Limited – Basic:
Net loss from continuing operations	(0.84)	(0.49)	(0.80)	(1.13)	(1.52)	(0.22)
Net income from discontinued operations	—	0.001	0.02	0.03	—	—
Net loss	(0.84)	(0.489)	(0.78)	(1.10)	(1.52)	(0.22)

Losses per share attributable to 500.com Limited – Diluted:
Net loss from continuing operations	(0.84)	(0.49)	(0.80)	(1.13)	(1.52)	(0.22)
Net income from discontinued operations	—	0.001	0.02	0.03	—	—
Net loss	(0.84)	(0.489)	(0.78)	(1.10)	(1.52)	(0.22)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	385,590,213	414,872,756	408,310,122	418,911,292	428,586,305	428,586,305
Diluted	385,590,213	414,872,756	408,310,122	418,911,292	428,586,305	428,586,305

Non-GAAP financial data(1)
Net loss attributable to 500.com Limited	(323,897)	(202,965)	(317,099)	(451,673)	(651,268)	(93,549)
Adjustment for share-based compensation expenses	158,628	163,341	91,143	108,628	79,275	11,387
Adjustment for impairment of intangible assets	—	—	—	—	181,845	26,120
Adjustment for impairment of goodwill	—	—	—	—	129,752	18,638
Adjustment for impairment of long-term investments	—	—	—	149,896	22,353	3,211
Adjustment for deferred tax expense (benefit) relating to valuation allowance	40,105	—	(19,704)	(20,617)	(7,669)	(1,102)
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(125,164)	(39,624)	(245,660)	(213,766)	(245,712)	(35,295)
Adjusted net loss from continuing operations attributable to 500.com Limited (non-GAAP)	(125,164)	(39,985)	(253,296)	(225,010)	(245,712)	(35,295)
Adjusted net income from discontinued operations attributable to 500.com Limited (non-GAAP)	—	361	7,636	11,244	—	—

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation, impairment of intangible assets, impairment of goodwill, impairment of long-term investments and deferred tax expenses/(benefit) relating to outside basis differences and valuation allowance in our consolidated affiliated entities. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The following table sets forth our selected consolidated balance sheets data as of the indicated dates:

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheets Data:
Total current assets	1,712,086	1,707,032	737,022	601,585	430,326	61,812
Total assets	2,084,497	2,049,392	1,754,559	1,246,584	695,779	99,941
Total current liabilities	157,822	181,975	175,937	99,694	77,162	11,082
Total liabilities	218,161	241,349	223,197	111,634	111,861	16,066
Total 500.com Limited shareholders’ equity	1,767,863	1,709,531	1,409,774	1,116,605	584,456	83,952
Total shareholders’ equity	1,866,336	1,808,043	1,509,310	1,105,562	569,069	81,742
Redeemable noncontrolling interest	—	—	22,052	29,388	14,849	2,133
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	2,084,497	2,049,392	1,754,559	1,246,584	695,779	99,941

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the noon buying rate in effect as of December 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We have changed our business model a few times during the last few years, which makes it difficult to evaluate our business.

In recent years, we have begun new lines of businesses and suspended or disposed of existing lines of businesses, including:

•	We launched our online lottery services in 2001 and became profitable in 2007. We have suspended all of our online lottery sales services since April 4, 2015 and have not generated any revenue from these operations since then.

•	In July 2016, we acquired a 100% equity interest in Shenzhen Caiyu, a provider of sports information services in China and disposed of this investment in November 2017.

•	In October 2016, we held a 51% equity interest in Shenzhen Kaisheng to provide online spot commodity trading services in China.

•	In November 2016, we acquired a 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd. (together “Qufan”) to provide mobile poker games services in China and disposed of this investment in February 2018.

•	In July 2017, we acquired a 93% equity interest in The Multi Group Ltd., or TMG, which holds licenses to operate online gaming sites from Curacao, Malta, the United Kingdom, Ireland and Sweden. TMG ceased its operations in Ireland and the United Kingdom on July 1, 2019 and September 30, 2019, respectively, and has temporarily suspended its operations in Sweden since January 2020 as TMG did not complete the renewal of its Swedish online gambling license before it expired at the end of 2019. After submitting all the application materials and maintaining close communication with Sweden’s e-Gaming regulatory authority, TMG completed the renewal process and resumed its operations in Sweden in September 2020. See “Item 4. Information on the Company—B. Business Overview—Our Services—Online Gaming Services—Licenses.”

Many of our business lines are relatively new business models in an emerging and rapidly evolving market. This makes it difficult for you to evaluate our business, financial performance and prospects, and our historical growth rate may not be indicative of our future performance. We may not be able to realize our profit expectations when we began to offer any of these new lines of businesses. You should consider our prospects in light of the risks and uncertainties that fast-growing companies in a rapidly evolving market may encounter.

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

We have suspended all of our online lottery sales services since April 4, 2015 and have not generated any revenue from these operations since then. There is no clear indication as to when the suspension will be lifted.

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

On February 24, 2015, we were informed by certain provincial sports lottery administration centers that as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, we were further informed by the remaining provincial sports lottery administration centers to which we provide sports lottery sales services that such provincial sports lottery administration centers also planned to suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice. As a result, our transaction volume decreased significantly. On April 3, 2015, a public announcement, or the Public Announcement, with regard to online lottery sales in China was jointly released by eight competent government authorities, namely, the MOF, the Ministry of Public Security, the State Administration for Industry and Commerce, the Ministry of Industry and Information Technology, the Ministry of Civil Affairs, the People’s Bank of China, the General Administration of Sports of China and the China Banking Regulatory Commission. The Public Announcement mandates, among other things, that (i) all lottery institutions, internet companies, and other institutions or individuals which provide unauthorized online lottery sales services, either directly or through agents, shall immediately cease such services. The local government authorities of finance, civil affairs and sports shall investigate and sanction unauthorized online lottery sales in their respective jurisdictions according to relevant laws and regulations; (ii) the local government authorities of public security and industry and commerce shall investigate any issuance or sales of illegal lottery within their respective jurisdictions, with necessary assistance from local government authorities of finance, communication, banking regulatory commission, civil affairs, sports and local branches of the People’s Bank of China, and report any criminal activities to the judicial authority for prosecution; and (iii) the lottery issuance authorities that plan to sell lottery products online shall obtain the approval from the Ministry of Civil Affairs or the General Administration of Sports of China by submitting an application to the MOF for written approval. No entity shall provide online lottery sales services without the approval by the MOF.

We believe the close proximity of the promulgation of the Self-Inspection Notice and the Public Announcement signals a potentially significant change of regulatory framework in the online lottery market in China. In light of such potential change of regulatory framework, we decided to voluntarily suspend all of our online lottery sales services on April 4, 2015. Since we voluntarily suspended our online lottery sales services and up to the date of this annual report, we had not generated any revenue from these services, which has caused our financial results to be materially and adversely impacted during the suspension period.

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

During our 19-year history of providing online lottery sales services, we have encountered a number of significant changes on interpretations and implementation of the rules and regulations in respect of the provision of these services as further described below.

Operations under the Implementing Rules. On September 26, 2010, the MOF issued the Interim Measures for the Administration of Online Sales of Lottery, or the Interim Measures, which allows qualified service providers to provide online lottery sales services after obtaining the approval by and the operating permit from the MOF. On August 16, 2018, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of China jointly amended the Implementing Rules of Regulation on Administration of Lottery, or the Implementing Rules, which set forth, among other things, detailed requirements and qualifications for the approvals to conduct online lottery sales. For a description of relevant PRC laws and regulations on online lottery services, see “Item 4. Information on the Company—B. Business Overview—Regulations on Lottery Services Industry and Online Lottery Sales.” Applications were submitted to the MOF in connection with the qualifications and approvals of our online lottery sales services for both sports and welfare lottery products provided on our websites, in accordance with the new measures.

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

Sweden represents our top European market (generating approximately 61% of TMG’s total revenue in 2019), but did not have a license requirement until January 2019. The Swedish government submitted a legislative proposal to the European Commission in late 2017, and by making this legislative proposal, the legislation entered a three-month period of standstill that ended on March 31, 2018, during which European Union authorities reviewed the proposal. The Swedish government began accepting license applications from interested operators in mid-2018, and the new regulatory framework took effect on January 1, 2019. We operated in Sweden under the Curacao license before we obtained the Swedish license on December 20, 2018 and temporarily suspended our operations in Sweden as TMG did not complete the renewal of its online gambling license before it expired at the end of 2019.

After submitting all the application materials and maintaining close communication with Sweden’s e-Gaming regulatory authority, TMG completed the renewal process and resumed its operations in Sweden in September 2020.

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

Future decisions may have a material impact on our operations and financial results. There is a risk that government authorities may view us or our licensees as having violated the local law of their end users. Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, internet service providers, credit card processors, advertisers and others involved in the online gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us, our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

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

In 2017, net revenue from Germany, Austria, the Netherlands and Switzerland accounted for 3.6%, 0.4%, 1.5% and 0.9% of our total net revenue. In 2018, net revenue from Germany, Austria, the Netherlands and Switzerland accounted for 5.4%, 0.4%, 2.0% and 0.7% of our total net revenue. In 2019, net revenue from Germany, Austria, the Netherlands and Switzerland accounted for 5.4%, 0.1%, 0.4% and 0.3% of our total net revenue, respectively.

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

The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition.

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19, in China. In March, the World Health Organization declared COVID-19 to be a pandemic. As part of intensified efforts to contain the spread of COVID-19, the governments around the world have asked residents to remain at home, to avoid public gatherings, and/or have issued shelter-in-place orders or imposed lockdowns, among other actions. COVID-19 has resulted in temporary closures of many corporate offices, retail stores, and manufacturing facilities and factories. Our business could be adversely impacted by the effects of COVID-19 or other pandemics or epidemics. The Company’s corporate headquarters and operations are located in Shenzhen, China, where any outbreak of contagious diseases and other adverse public health developments could be materially adverse on the Company’s business operations. The Company’s operations could be negatively affected if employees, users and third-party merchants are quarantined as a result of exposure to a contagious illness. If COVID-19 continues to spread, the Chinese government may impose additional measures further restricting travel within and outside of China and also expanding the regions under mandatory quarantine. Similarly, the continued spread of COVID-19 globally could further adversely impact the Company’s operations in Europe and could have an adverse impact on the Company’s business, results of operations and financial condition.

Our results of operations could be also adversely affected to the extent that this pandemic harms the global economy in general. Any economic slowdown worldwide due to COVID-19 may result in a shortage of available credit and insufficient funds for future growth, and we may not be able to raise capital or obtain financing from banks or other financial institutions. If we were unable to obtain financing to meet our needs, our business, operations and prospects and our ability to maintain or increase our revenue may suffer materially. This, in turn, could have a material and adverse effect on our results of operations and financial condition.

The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on ongoing and future developments, including new information concerning its global severity, new regulations and policies adopted and actions taken in response, all of which are highly uncertain and unpredictable.

Implementation of new lines of business may not yield desirable profits or improve our results of operations.

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

Our business and prospects depend on the continuing development and expansion of the lottery industry in China in general and the online lottery service industry in particular. Both China’s lottery industry has, and, prior to the voluntary suspension of online sports lottery sales services in general in China in early 2015, the online lottery service industry had, experienced substantial growth in recent years in terms of both the number of people purchasing lottery products and revenue generated. We cannot assure you, however, that the lottery industry or the online lottery service industry in China may grow as rapidly as it has in the past. Growth of China’s lottery industry and the online lottery services industry are affected by numerous factors, such as GDP growth, growth of individual disposable income, regulatory changes, public perception and receptiveness, users’ trust and confidence level in the online lottery market, users’ general online purchase experience, technological innovations, development of the Internet and Internet-based services, and the macroeconomic environment. For example, the suspension by provincial lottery administration centers in response to the Self-Inspection Notice in March 2015 has had, and is expected to continue to, materially and adversely affected the online lottery market in China as long as the suspension continues. If the lottery industry or online lottery service industry in China does not grow as quickly as expected or if we fail to benefit from such growth by failing to successfully implement our business strategies, our user base may decrease and our business and prospects may be adversely affected.

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

We are dependent on our IT systems for handling purchase orders, and the efficiency and reliability of our systems are in turn dependent on the functionality and stability of the underlying technical infrastructure. The functionality of the servers used by us and the related hardware and software infrastructure are of considerable significance to our business, our reputation and our ability to attract business partners and users. Our IT systems may be damaged or interrupted by increases in usage, human errors, unauthorized access, destruction of hardware, power cuts not covered by backup facilities, system crashes, software problems, virus attacks, natural hazards or disasters, or similar disruptions or disruptive events. Furthermore, our current IT systems may be unable to support a significant increase in online traffic or an increased number of users, whether as a result of organic or inorganic growth of the business. We have in place business continuity procedures, disaster recovery systems and security measures to protect against network or technical failures or disruptions. Despite such procedures, failures in computer processing and weakness in the existing software and hardware cannot be entirely prevented or eliminated. Any failure of our IT system and infrastructure could lead to significant costs and disruptions that could reduce our revenues, harm our reputation and have a material adverse effect on our operations.

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

We generate a portion of our net revenues pursuant to cooperation agreements with certain third-party Internet companies. We build and maintain embedded lottery purchase webpages for websites of these Internet companies which redirect user purchase orders to our websites. We pay these third-party Internet companies a predetermined fixed percentage of the total purchase amount generated by purchase orders redirected to us from their websites. In 2017, 2018 and 2019, such payments to certain Internet companies accounted for 7.2%, 0.3% and nil of our net revenues, respectively. We also provide lottery information packages to the lottery information channels of some portal websites. The third-party Internet companies that we work with may request amendments to the material terms of our cooperation agreements in a manner that is unfavorable to us or decide to terminate such cooperation agreements. In particular, if any of these companies decide to start offering its own online lottery services after terminating its cooperation arrangement with us, users formerly redirected to our websites through websites of these companies may decide to use these companies’ services instead, which would have a negative impact on our net revenues.

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

Our success is dependent upon the expertise and continued service of our senior management and other key personnel. Most of our senior management team members have 18 years of experience in information technology or Internet-related industries. They are crucial to our smooth operation and continued innovation. In addition, we rely on a limited number of specialized staff members in certain areas of our IT operations where we do not receive support from external service providers. Furthermore, our ability to expand our operations to accommodate our anticipated growth will also depend on our ability to attract and retain additional personnel such as qualified risk managers, finance, management, marketing, technical and other personnel. Competition for these employees is intense due to the limited number of qualified personnel. It may be difficult for us to manage our business and meet our objectives if we fail to attract and retain such personnel and our results of operations or financial condition may be adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2019. However, we may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. Among others, we are based in China, an emerging market where the overall internal control environment may not be as strong as in more established markets. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The Securities and Exchange Commission, or the Commission or the SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct some of our operations in China and many of our assets are located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in the Internet and lottery businesses. We conduct our operations in China principally through contractual arrangements among our company 500.com Limited, our wholly-owned PRC subsidiary, E-Sun Sky Computer, our consolidated affiliated entities in the PRC and their respective shareholders. Our previous online lottery services were primarily provided through E-Sun Sky Network, the wholly-owned subsidiary of E-Sun Network, Lhasa Yicai, Hainan Jingli, Hainan Panfeng and Hangzhou E-Sun Sky Network, the wholly-owned subsidiaries of E-Sun Sky Network, Hainan Jingli, Hainan Panfeng and Hangzhou E-Sun Sky Network were established in 2018 to operate in the physical sales of sports lottery tickets business, Hainan Panfeng and Hangzhou E-Sun Sky Network were disposed of in December 2019, and Guangyi Network and Hainan Menghuanxingchen, the wholly-owned subsidiaries of E-Sun Sky Computer, Guangyi Network was disposed of in June 2018 and Hainan Menghuanxingchen was established in May 2018 to operate in the physical sales of sports lottery tickets business and was disposed of in December 2019. E-Sun Sky Network owns and manages our operating websites, namely, www.500wan.com and www.500.com. Guangtiandi Technology and Youlanguang Technology were established to provide technical support to E-Sun Sky Network. Youlanguang Technology provides services to E-Sun Sky Network relating to the management of our users’ registration information and accounts, Shenzhen Yicai, and Shenzhen Fenggu, the wholly-owned subsidiaries of Youlanguang Technology, we disposed of Shenzhen Fenggu in June 2018, while Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers, and the maintenance of our lottery ticket database. Baifengrun Technology, a wholly-owned subsidiary of Guangtiandi Technology, was acquired to develop and operate mobile phone game services to third-party customers, which was disposed of in January 2019. 500Fu, a wholly-owned subsidiary of Youlanguang, was established to provide third-party payment services, which was disposed of in February 2018. Shenzhen Caiyu was acquired through E-Sun Sky Network to provide sports information and data services. We disposed of our interest in Shenzhen Caiyu in November 2017. Shenzhen Qufan was acquired through Guangtiandi Technology to provide online poker gaming services. We disposed of our interest in Shenzhen Qufan in February 2018. Shenzhen Kaisheng was the subsidiary of Guangtiandi Technology to provide online spot commodity trading services. Our contractual arrangements with E-Sun Network, Guangtiandi Technology, Youlanguang Technology, Tongfu Technology, which was disposed of in November 2019, Shenzhen Qufan and their respective shareholders (i) enable us to exercise effective control over these entities, and (ii) give us the obligation to absorb losses and the right to receive benefits of these entities, requiring us to treat them as our consolidated affiliated entities and to consolidate their operating results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

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

Since PRC laws restrict foreign equity ownership in companies engaged in the Internet and lottery businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of E-Sun Network, Guangtiandi Technology, Youlanguang Technology or Tongfu Technology, Shenzhen Qufan, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of E-Sun Network, Guangtiandi Technology, Youlanguang Technology or Tongfu Technology, Shenzhen Qufan, which in turn could effectuate changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements that were executed on June 1, 2011, amended on May 2, 2013, supplemented on December 28, 2013 and further amended on November 18, 2015, further supplemented on January 10, 2017 and further amended on July 3, 2017, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control over our business in China. In addition, our contractual arrangements generally have a term of ten years with an automatic extension for a number of years to be determined by E-Sun Sky Computer and Qufan Information Technology, which is subject to E-Sun Sky Computer’s and Qufan Information Technology unilateral termination right. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of E-Sun Network, Guangtiandi Technology, Youlanguang Technology, Tongfu Technology or Shenzhen Qufan, may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities and their respective shareholders. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law, arbitration and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business” below. Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

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

As an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our existing PRC subsidiary, E-Sun Sky Computer, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

•	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed the statutory limit, which is the difference between the registered capital and the amount of the total investment as approved by the Ministry of Commerce or its local counterparts, and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•	loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission, or the NDRC, and must also be registered with SAFE or its local branches.

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

We expect that the PRC regulations of loans and direct investment by offshore holding companies to PRC entities may continue to limit our use of the proceeds we receive from our initial public offering. There are no costs associated with registering loans or capital contributions with relevant PRC government authorities, other than nominal processing charges. Under the relevant PRC laws and regulations, the PRC government authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from our initial public offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

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

Substantial uncertainties exist with respect to the PRC Foreign Investment Law on how it may impact the viability of our current corporate structure, corporate governance and business operations.

The PRC Foreign Investment Law, or the FIL, was promulgated on March 15, 2019, and its Implementing Regulation, or the FIL Implementing Regulation, was published on December 31, 2019. The FIL and the FIL Implementing Regulation replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, which herald a new foreign investment regime in China and reflect further opening up to foreign investment. The FIL and the FIL Implementing Regulation embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practices and legislative efforts to unify corporate legal requirements for both foreign and domestic investments.

Nevertheless, the FIL and the FIL Implementing Regulation are silent on the “variable interest entity” structure, or the VIE structure, and related topics. The VIE structure is adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries in China that are currently subject to restrictions or prohibitions on foreign investment and also as a means for domestic companies in China to achieve offshore financing or listing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” The FIL removed VIEs from the definition of foreign investment and deleted the definition of “actual control” as a means of identifying foreign investment, which was first mentioned in a 2015 draft of the PRC Foreign Investment Law. However, Article 2 of the FIL states that foreign investment includes the circumstance where foreign investors obtain shares, equity, property shares or other similar rights and interests in enterprises within the territory of China, which leaves space for the PRC government to deal with jurisdiction over VIEs in the future. If the PRC government were to implement restrictions or prohibitions on the VIE structure, our corporate structure and business operations could be negatively impacted.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate, and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar in 2014. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market makers who submit for reference rates to consider the previous day’s closing spot rate, foreign exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 4.68% against the U.S. dollar, and in 2016, the value of the Renminbi further depreciated approximately 7.09% against the U.S. dollar. However, the value of Renminbi appreciated approximately 5.81% against the U.S. dollar in 2017, while the value of Renminbi depreciated approximately 5.04% and 4.10% against the U.S. dollar in 2018 and 2019, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industrial development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decade, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In the past, the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results. Any significant increase in China’s inflation rate could increase our costs and have a negative impact on our operating margins. In addition, any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations.

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

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulations Regarding the Enterprise Income Tax, Individual Income Tax and Withholding Tax.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to investors that are non-PRC individual investors and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ADSs by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs may be adversely affected.

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

Generally, an auditor of companies that are traded publicly in the United States is registered with the Public Company Accounting Oversight Board (United States), or PCAOB, and is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. However, audit workpapers may not be inspected the PCAOB without the approval of the PRC authorities. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is a substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms outside of China conducted by PCAOB have identified deficiencies in those firms’ audit procedures and quality control procedures. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

As part of continued regulatory focus in the U.S. on access to audit and other information protected by national law, in particular PRC law, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if signed into law, would require the SEC to maintain a list of issuers whose audit report is issued by a foreign public accounting firm which the PCAOB is unable to inspect or investigate. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act would prescribe increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the New York Stock Exchange, or the NYSE, of issuers included on the SEC’s list for three consecutive years. Both houses of the U.S. Congress have passed the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements similar to those in the EQUITABLE Act for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the jurisdiction where the auditor operates. The HFCA Act would also require public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, for issuers on the SEC list for three consecutive years, the SEC would be required to prohibit the securities of these companies from being traded on a U.S. national securities exchange, such as the NYSE, or in U.S. over-the-counter markets. Both pieces of proposed legislation would require issuers on the SEC list to make certain disclosures on foreign ownership and control of the issuer. A bill similar to the HFCA Act also has been introduced in and is being considered by the U.S. Congress. Enactment of these pieces of legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, the market prices of their securities could be adversely affected, and their securities may be prohibited from trading on the NYSE or other U.S. exchange if their auditors fail to be inspected by the PCAOB for three consecutive years. It is unclear whether these legislations will be enacted as currently proposed. Due to the uncertainties on recent legislations, the market price of our ADSs could be adversely affected, regardless of our actual operating performance, as a result of anticipated or actual negative impacts of the EQUITABLE Act and HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States. See also “—Risks Related to Our ADSs—The trading price of our ADSs may be volatile, which could result in substantial losses to investors.” Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such limitation or restriction were to materialize, it may adversely affect the market prices of securities of China-based issuers listed in the U.S., including our ADSs.

We may be adversely affected by the initial decision issued by the administrative law judge against the Chinese affiliates of the Big Four accounting firms.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that the accounting firms refused to produce audit papers and other documents related to certain China-based companies that were under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, sanctioning the Chinese affiliates of the Big Four accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The accounting firms involved have appealed the initial decision to the SEC, and may appeal to the federal appeal court if necessary. The former independent registered public accounting firm that issued the audit reports, which are not included in this annual report, is one of the accounting firms named in the SEC’s proceedings, and we may be adversely affected by the outcome of the proceedings. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

On February 15, 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Ownership Plans or Share Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Share Option Rules and other relevant rules and regulations, PRC residents who participate in share incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a share incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plan if there is any material change to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. As of the date of this annual report, we and our PRC citizen employees who have been granted share options are applying for registration with the Shenzhen branch of SAFE pursuant to the Share Option Rules. See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry—Regulations on Foreign Exchange.”

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

The grant and exercise of share options or restricted shares to be issued in the future will likely result in a dilution of the value of our ordinary shares for all shareholders. We established a 2011 Share Incentive Plan under which we are able to issue up to 12% share options or up to 3% restricted shares of our issued and outstanding ordinary shares from time to time. We subsequently adjusted the exercise prices and period of certain options granted in June 2012 and June 2014. For more details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We may in the future issue additional share options and other share-based awards under the plan, which may dilute the interest of the existing and future shareholders. Moreover, we may seek authorization to increase the number of shares subject to our 2011 Share Incentive Plan, or sell additional securities and/or rights to purchase such securities at any time in the future. Dilution of the value of the ordinary shares will likely result from such sales, which in turn could adversely affect the market price of our ordinary shares and ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2019, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2020 or future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, given the recent volatility in the market value of our ADSs, there is a heightened risk that a decrease in the price of our ADSs may result in our becoming a PFIC.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2020 or any future taxable year.

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

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, based on United States or other foreign laws, because we are incorporated in the Cayman Islands, because we conduct our operations in China and most of our directors and officers reside outside the United States and therefore you may not be able to enjoy the protection of such laws in an effective manner.

We are incorporated in the Cayman Islands and conduct our operations exclusively in China. All of our assets are located outside the United States. Most of our directors and officers reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

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

In the past, shareholders of a public company often brought securities class action suits against the Company following periods of instability in the market price of that company’s securities. On February 27, 2015, a purported stockholder class action lawsuit was brought against the Company consisting of purchasers of our ADSs during the period between November 22, 2013 and February 25, 2015. On January 15, 2020, a purported class action complaint was brought against the Company consisting of purchasers of our ADSs during the period between April 27, 2018 and December 31, 2019. For further details on this class action lawsuit, see “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.” When we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

In June 2017, we acquired a 40.65% equity interest in Loto Interactive Limited, or Loto Interactive, a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), for a total consideration of approximately HK$322.2 million (US$41.3 million). Our equity stake decreased to 40.48% at the end of 2019 due to exercise of share options granted to directors and employees of Loto Interactive. Loto Interactive currently provides comprehensive services including premises, hardware support, power supply, ancillary supervision and management services to its clients. We accounted for the purchase as an equity method investment.

In July 2017, we acquired a 93% equity interest in TMG for a total consideration of approximately EUR49.8 million (US$56.0 million) in cash. TMG holds licenses to operate online gaming sites from Curacao, Malta, the United Kingdom, Ireland and Sweden. Headquartered in Malta, TMG operates Multilotto.com, or Multilotto.net, which is considered one of the top online lottery betting and online casino platforms in the Nordic countries where it holds substantial market share. Operating formerly under a Curacao e-gaming license and later a Swedish online gambling license, Multilotto offers players the ability to bet on the outcomes of 24 of the world’s largest lotteries, and has a strong and balanced customer portfolio that has created a solid foundation for its expansion across Europe. Sweden is TMG’s top European market (generating approximately 70%, 71% and 61% of TMG’s total revenue in 2017, 2018 and 2019, respectively), and we acquired a Swedish online gaming license on December 20, 2018 through Multi Brand Gaming, a subsidiary of TMG, which license expired on December 31, 2019 before the completion of renewal.

See “Item 4. Information on the Company—C. Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2019.

Our company was incorporated under the laws of the Cayman Islands on April 20, 2007 under the name Fine Success Limited, which was changed to 500wan.com on May 9, 2011 and further changed to the current name 500.com Limited on October 9, 2013.

On November 22, 2013, our ADSs began trading on the NYSE under the ticker symbol “WBAI.” We issued and sold a total of 6,653,900 ADSs, representing 66,539,000 Class A ordinary shares, at an initial offering price of $13.00 per ADS.

In June 2015, Tsinghua Unigroup International Co., Ltd. purchased 6,350,050 newly issued ADSs, representing 63,500,500 Class A ordinary shares of the Company for a total purchase price of approximately US$123.8 million in cash. The per share purchase price was US$1.95 (corresponding to US$19.50 per ADS).

COVID-19 Relief and Late Filing

On April 29, 2020, the Company filed a Current Report on Form 6-K, or the COVID-19 Relief 6-K, in compliance with and reliance upon the SEC’s Order under Section 36 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, granting Exemptions from Specified Provisions of the Exchange Act and certain Rules thereunder (Release No. 34-88318), dated March 4, 2020, or the Relief Order.

The Company is relying on the Relief Order to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, or the 2019 Annual Report, due to circumstances related to COVID-19. Absent the Relief Order, the 2019 Annual Report was due to be filed by April 30, 2020.

The Company was unable to file the 2019 Annual Report on a timely basis as a result of, among other things, travel restrictions, quarantines and staffing issues due to circumstances related to COVID-19. The Company’s headquarters and operations are located in Shenzhen, China. Following the outbreak of COVID-19, the PRC government introduced temporary travel restrictions and mandatory quarantines aimed at preventing the spread of COVID-19 within China. While some of these restrictions and quarantines have been relaxed in certain areas, the Company has taken pro-active measures to help protect its employees by implementing self-quarantine measures of at least 14 days for employees that have traveled from other regions within China before they are allowed to report to the Company’s offices.

As of April 29, 2020, the date of the COVID-19 Relief 6-K, Friedman LLP, the Company’s former independent registered public accounting firm, had not completed its audit of the Company’s financial statements and audit of the Company’s internal control over financial reporting as of December 31, 2019, due to the impact of COVID-19.

On December 31, 2019, the Company announced that its board of directors had formed a Special Investigation Committee, or the SIC, to internally investigate alleged illegal money transfers and the role played by consultants following the arrest of one consultant (also a former director of the Company’s subsidiary in Japan) and two former consultants by the Tokyo District Public Prosecutors Office. On January 16, 2020, the Company announced that the SIC had retained King & Wood Mallesons LLP as its legal advisor to assist with its internal investigation. As of April 29, 2020, the date of the COVID-19 Relief 6-K, the internal investigation being conducted by King & Wood Mallesons LLP was still in progress.

As a result of the foregoing, the Company was unable to timely file its 2019 Annual Report by April 30, 2020. The Company has supplemented its 2019 Annual Report with an additional risk factor relating to COVID-19. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition.”

The Company filed a Form 12b-25 with the SEC on June 15, 2020 for late filing of its 2019 Annual Report. Absent the Form 12b-25, the 2019 Annual Report was due to be filed by June 15, 2020, pursuant to the COVID-19 Relief 6-K dated April 29, 2020. As of June 15, 2020, the date of the Form 12b-25 filing, the internal investigation being conducted by King & Wood Mallesons LLP was still in progress. Accordingly, the Company was then unable to conclude what impact it may have on the Company’s financial statements and internal control over financial reporting. In addition, Friedman LLP, the Company’s former independent registered public accounting firm, had not completed its audit of the Company’s financial statements and audit of the Company’s internal control over financial reporting as of December 31, 2019, due to the impact of COVID-19 and because the abovementioned internal investigation was still in progress.

As of July 1, 2020, the Company was delinquent in filing its 2019 Annual Report with the SEC. Pursuant to the Form 12b-25 filing dated June 15, 2020, the 2019 Annual Report was due to be filed by June 30, 2020. On July 1, 2020, the Company received an expected notice from NYSE Regulation stating that the Company is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria pursuant to Section 802.01E of the NYSE Listed Company Manual as a result of the Company’s failure to timely file the 2019 Annual Report with the SEC. As required by the notice, (a) a representative of the Company contacted the NYSE on July 1, 2020 to discuss the status of the 2019 Annual Report, and (b) the Company issued a press release dated July 7, 2020, disclosing the status of the 2019 Annual Report, noting the delay and the reason for the delay, as mentioned above. The anticipated filing date of the 2019 Annual Report was not then known. NYSE Regulation notified the Company that the NYSE would closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from the due date of the 2019 Annual Report, or December 31, 2020, and that the Company would need to timely file its 2019 Annual Report and any subsequent delayed filings by December 31, 2020.

On September 23, 2020, Friedman LLP resigned as the Company’s auditor. The Company appointed MaloneBailey, LLP on September 27, 2020 to conduct an audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2019 and effectiveness of its internal control as of December 31, 2019, and to re-audit the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2017 and 2018. The Company announced the resignation of Friedman LLP and the appointment of MaloneBailey, LLP in a press release dated September 28, 2020. See “Item 16F. Change in Registrant’s Certifying Accountant.”

On October 7, 2020, the Company announced that the SIC of the Company’s Board completed its internal investigation. King & Wood Mallesons LLP presented its investigation review to SIC on October 7, 2020. Based on the findings and analyses in the review by King & Wood Mallesons LLP, the SIC concluded that it did not find a sufficient basis to establish a violation of the U.S. Foreign Corrupt Practices Act of 1977 in connection with the Company’s prior activities in Japan. The SIC also reviewed the Company’s compliance policies, procedures and internal controls in light of the suggestions from King & Wood Mallesons LLP. The Company updated such policies, procedures and internal controls based on recommendations from the SIC, and will continue to enhance its internal controls as appropriate.

Since the abovementioned internal investigation has been completed, the Company’s financial statements for the fiscal year ended December 31, 2019 have been finalized, the re-audit of the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2017 and 2018 has been completed, and both the Company and MaloneBailey, LLP have completed their assessment of the Company’s internal control over financial reporting as of December 31, 2019, the Company has filed this 2019 Annual Report.

Principal Offices

Our principal executive offices are located at 12F, West Side, Block B, Building No. 7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen 518115, People’s Republic of China. Our telephone number at this address is +(86) 755 88352500 and our fax number is +(86) 755 83796070. Our registered office in the Cayman Islands is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our websites are www.500.com and www.500wan.com. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

Through continued and significant investments in the past 19 years, we have built a prominent brand, 500wan, which means “five million” in Chinese and is the typical amount of top prizes of most lottery products in China. We believe our brand is known in the industry and by our users for its credibility and reliability.

Due to the voluntary suspension of our online sports lottery sales services and the uncertainty about when such services can be resumed, we continue to strive for diversification across our business lines. We currently offer several different lines of services, including (i) online gaming services through our newly acquired subsidiary, TMG; and (ii) financial technology services through our controlled subsidiary, Shenzhen Kaisheng~~.~~

Our Services

Our current and certain past service offerings are summarized as below:

Online Gaming Services

Licenses

In July 2017, we acquired a 93% equity interest in TMG. TMG holds licenses from Malta, the United Kingdom, Ireland, Curacao and Sweden to operate online gaming sites. Through these licenses, TMG provides gaming services in close to 200 countries worldwide. On December 20, 2018, TMG acquired a license in Sweden through its subsidiary in response to a new license requirement effective January 1, 2019, which license expired before the completion of renewal on December 31, 2019. Sweden is currently TMG’s top European market (generating approximately 70%, 71% and 61% of TMG’s total revenue in 2017, 2018 and 2019, respectively). TMG has opted to cease its business operations under its licenses in Ireland and the United Kingdom in July and September 2019, respectively. TMG temporarily suspended its operations in Sweden since January 2020 as TMG did not complete the e-Gaming license renewal before its expiration at the end of 2019. After submitting all the application materials and maintaining close communication with Sweden’s e-Gaming regulatory authority, TMG completed the renewal process and resumed its operations in Sweden in September 2020.

Users

Headquartered in Malta, TMG serviced, in 2019, (i) approximately 11,000 monthly users in Germany, Finland and other countries (through its Malta remote gambling license) at multilotto.com; (ii) approximately 2,000 monthly users in the UK (through its UK remote operating license) at multilotto.co.uk; (iii) approximately 200 monthly users in Ireland (through its Irish remote bookmaker’s license) at multilotto.ie; (iv) approximately 10,000 monthly users in Sweden (through its Swedish online gambling license) at multilotto.com; and (v) approximately 3,000 monthly users in close to 200 additional jurisdictions, including markets in the Nordic countries, as well as other parts of Europe where online gaming is not prohibited, Africa, South America and North America (through its Curacao e-Gaming license) at multilotto.net.

Services

TMG provides betting on the outcome services also known as Secondary Lottery Services and remote casino services to its users.

Through its Secondary Lottery Services, TMG offers users the ability to bet on the outcomes of some of the world’s largest lotteries (including Powerball, Mega Million and EuroMillions), and has a strong and balanced customer portfolio that has created a solid foundation for its expansion across Europe. In 2019, TMG’s Secondary Lottery Services generated (based on gross gaming revenue): (i) approximately 61,000 euros per month, under the Malta remote gambling license; (ii) approximately 8,000 euros per month, under the UK remote operating license; (iii) approximately 1,000 euros per month, under the Irish remote bookmaker’s license; (iv) approximately 25,000 euros per month under the Curacao e-Gaming license; and (v) approximately 275,000 euros per month under the Swedish online gambling license.

Through its remote casino services, TMG offers users several different casino services, including online slot machines and online table games. All online casino games are games of chance, and are provided and developed by third parties. Third-party developers are responsible for obtaining approvals from government authorities for legality and chances of winning. In 2019, TMG’s remote casino services generated (based on gross gaming revenue): (i) approximately 118,000 euros per month, under the Malta remote gambling license; (ii) approximately 35,000 euros per month, under the UK remote operating license; (iii) approximately 8,000 euros per month under the Curacao e-Gaming license; and (iv) approximately 40,000 euros per month under the Swedish online gambling license.

Revenues provided by Online Gaming Services from TMG during the consolidating period of 2017, 2018 and 2019 were RMB49.4 million, RMB105.5 million and RMB35.6 million (US$5.1 million), respectively.

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

Whenever a player reaches the threshold of 2,000 euros in cumulative deposits, he/she will be subject to TMG’s Know Your Customer, or KYC, procedure. This can also be done prior to a player reaching such threshold, at the discretion of TMG’s fraud team. At such point, the player will be required to provide personal identity information including a photograph, proof of address (bank statement less than three months old, utility bill, or tax card/return), proof of account funding (copy of credit card, credit card statement, or bank statement). In addition, in cases of suspected fraud, the user is required to provide a photograph in which both the user’s face and identity card are legible.

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

Revenues provided by sports information services during the consolidating period of 2017, 2018 and 2019 were RMB13.2 million, RMB16.0 million and RMB3.3 million (US$0.5 million), respectively.

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

Revenues generated from these games in 2017 and 2018 were RMB59.5 million and RMB7.4 million, respectively. As a result of the disposal of Qufan, we no longer generate revenues from these games (effective since February 9, 2018). Our revenue from these games in 2018 was significantly less than that of 2017.

Independent of Qufan, we offered a mobile game in 2017 called Quiz. In the game, users aim to win virtual tokens, which can be used in a subsequent draw to win certain prizes (including iPhones and iPads). We ceased operations on Quiz in the first quarter of 2018.

Revenues provided by Quiz in 2017 and 2018 were RMB8.9 million and RMB4.0 million, respectively.

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

User Support Operations

Our support team is divided into two groups: (i) customer service department; and (ii) online security (Fraud and Payments).

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

The Fraud and Payments team processes and monitors all customers’ withdrawals in accordance with the procedures we have established and reviews player accounts and financial activity to minimize risk. In addition, they perform investigations and report suspicious customer account activity to our Money Laundering Reporting Officer. The Fraud and Payments team also assists customer service in handling user inquiries relating to payments, disputes and complaints filed with alternative dispute resolution centers.

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

Our marketing activities are aimed at targeting a specific audience in the local markets where such promotional messages are time-sensitive, seasonal, on-going and live.

We place great importance on the reputation of our brand, and are focused on increasing brand visibility steadily in other markets.

Competition

We experience intense competition in our industry.

The Europe lottery of our business is extremely competitive. Our main competitors include TheLotter, LottoLand and 25Lotto.

In the online and live casino operation of our business, our main competitors include Betsson, LeoVegas, Casumo and Mr. Green.

Product Development

We had a technology and product development team of 74 employees as of December 31, 2019, representing 43.3% of our total number of employees. The members of the core development team all have previous experience in major Chinese Internet enterprises, some of whom are the first-generation Internet professionals in China. We are dedicated to expanding our product development team and attracting highly experienced professionals. We provide our team members with frequent and up-to-date training to ensure that they are fully updated on industry trends and developments, and are capable of and efficient in handling any technical challenges we might face in our operations. Our current focus is on the development of new functions and improvement of existing technologies in a number of crucial areas, such as server capacity, user interface, client-side software, mobile site and mobile client-side software, infrastructure optimization and user data mining. The product development department has subgroups that focus on various areas of research and development, such as product design, user interface design, product operation and product support. The product design group focuses on enhancing existing services and researching and developing new lottery services. The product operation and support groups are dedicated to building a safe, stable and highly efficient operating environment to handle our high volume of user traffic and data transmission. As a result, we operate an online lottery service and online gaming platform that is stable, secure and fast. We plan to develop and improve our systems and technologies, and co-develop new lottery products in cooperation with lottery administration centers, which we believe will help to distinguish us from our competitors.

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

In early 2019, we received a redemption notice from Helmet, requesting us to purchase the 7% equity interest in TMG held by Helmet at a redemption price of EUR3,745,000. We and Helmet failed to reach an agreement as to the purchase price for the TMG shares within 30 business days of the notice. Helmet has referred the dispute to arbitration by a local court in Malta, and we have engaged attorneys to represent us in the arbitration. The worst-case scenario is that we ultimately may be required to purchase the TMG shares held by Helmet at the redemption price of EUR3,745,000. Accordingly, after receiving the redemption notice we adjusted the carrying amount of the 7% redeemable noncontrolling interest to equal to the redemption amount of EUR3,745,000 as of December 31, 2018. On April 10, 2020, we reached a settlement agreement to purchase the 7% equity interest in TMG held by Helmet at a final redemption price of EUR1,900,000. We fully paid this final redemption price on April 20, 2020. We adjusted the carrying amount of the 7% redeemable noncontrolling interest to equal to the final redemption amount of EUR1,900,000 as of December 31, 2019. Other than this adjustment as reflected and disclosed in our consolidated financial statements for 2018 and 2019, we do not expect to incur other liabilities in connection with the aforementioned arbitration.

Our board of directors has formed a Special Investigation Committee, or SIC, and retained King & Wood Mallesons LLP as legal advisor to assist the internal investigation into the role played by the Company’s former external consultants in alleged illegal money transfers following their arrest by the Tokyo District Public Prosecutors Office. The SIC is composed of Mr. Shengwu Wu, chairman of the board, Dr. Honghui Deng and Ms. Wong, Angel Yan Ki, each an independent director. On October 7, 2020, the Company announced that the SIC of the Company’s Board completed its internal investigation. KWM presented its investigation review to SIC on October 7, 2020. Based on the findings and analyses in KWM’s review, the SIC concluded that it did not find a sufficient basis to establish a violation of the U.S. Foreign Corrupt Practices Act of 1977 in connection with the Company’s prior activities in Japan. The SIC also reviewed the Company’s compliance policies, procedures and internal controls in light of the suggestions from KWM. The Company updated such policies, procedures and internal controls based on recommendations from the SIC, and will continue to enhance its internal controls as appropriate.

On February 13, 2020, a securities class action lawsuit was filed against 500.com Limited and certain of our current and former officers (collectively, “Defendants”) by Yang Jun, a shareholder of the Company, in the United States District Court for the Eastern District of New York. The complaint purports to assert claims on behalf of a class comprising purchasers of our ADSs during the proposed class period from April 27, 2018 to December 31, 2019. On March 26, 2020, the Court appointed Company shareholder Brian Xuan as the lead plaintiff in the lawsuit. In June 2020, the lead plaintiff filed an amended complaint. In November 2020, the lead plaintiff filed a second amended complaint. The claims raised in the first amended complaint do not differ materially from those raised in the original complaint. The second amended complaint raises the same claims as the first amended complaint, but alleges additional facts in support of those claims. The Company intends to move to dismiss the second amended complaint. Such motion is due in December 2020. Lead plaintiff’s opposition to such motion to dismiss is due in January 2021. The Company’s reply in support of its motion is due in February 2021. The amended complaint alleges, among other things, that the Company made materially misleading statements and omissions regarding its compliance with applicable anti-corruption laws and regulations. The complaint alleges violations of Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC, against the Defendants. We believe we have meritorious defenses to each of the claims in this lawsuit and we are prepared to vigorously defend against its allegations. There can be no assurance, however, that we will be successful. As of the date of this annual report, this lawsuit is in its preliminary stages; at present, we cannot reasonably assess the likelihood of any unfavorable outcome, nor can we reasonably estimate the amount, or range, of potential losses, if any, related to the lawsuit. Accordingly, we have not recorded any liabilities in respect of this lawsuit.

On January 15, 2020, a securities class action lawsuit, making allegations virtually identical with the abovementioned lawsuit filed on February 13, 2020, was filed in the United States District Court for the District of New Jersey by Fengjun Sun. On March 23, 2020, Fengjun Sun noticed his voluntary dismissal of this case, and on April 8, 2020, the clerk of the Court was ordered to close the case file. As such, this case is now terminated.

Other than as described above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, could have a material adverse effect on our business, financial condition or results of operation.

Regulation of Our Industry

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

As regulations on our industry are developing and evolving in China and in Europe, authorities may adopt from time to time new laws and regulations that will address new issues or require us to obtain licenses and permits in addition to those that we currently have. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online lottery services industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The rules and regulations on our industry are relatively new and interpretations and implementation thereof have changed substantially on a number of occasions, and their further interpretations and implementation involve uncertainty.”

We maintain policies and procedures to ensure that orders for lottery products from IP addresses from the United States will not be accepted through our websites. Accordingly, we do not believe our operations are subject to the regulatory authority of the United States.

Regulations on Online Gaming in Europe

Through TMG, we hold licenses to operate online gaming sites from Curacao, Malta, the United Kingdom, Ireland and Sweden, and are required to renew them periodically. TMG has selected to cease the business under the operation of license in Ireland and the United Kingdom in July and September 2019, respectively, and the Swedish online gambling license was expired before the completion of renewal on December 31, 2019, which was later renewed in September 2020. Some European jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while other jurisdictions have taken the position that online gaming is legal and have adopted or are in the process of considering legislation to regulate online gaming.

Sweden represents our top European market (generating approximately 61% of TMG’s total revenue in 2019), but did not have a license requirement until January 2019. The Swedish government submitted a legislative proposal to the European Commission in late 2017, and by making this legislative proposal, the legislation entered a three-month period of standstill that ended on March 31, 2018, during which European Union authorities reviewed the proposal. The Swedish government began accepting license applications from interested operators in mid-2018, and the new regulatory framework took effect on January 1, 2019. We operated in Sweden under the Curacao license before we obtained the Swedish license on December 20, 2018.

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

Regulations on Lottery Services Industry and Online Lottery Sales

Since 1991, the PRC government has promulgated a series of rules and regulations to regulate the lottery industry in China. The major rules and regulations currently in effect and applicable to our online lottery services include Regulation on Administration of Lottery, promulgated by the State Council on May 4, 2009 and effective as of July 1, 2009, or the Lottery Regulation, and the Interim Measures for the Administration of Online Sales of Lottery, promulgated by the MOF on September 26, 2010, or the Lottery Measures, and effective upon the promulgation. On January 18, 2012, the MOF, the Ministry of Civil Affairs and the General Administration of Sports of China jointly promulgated the Implementing Rules, which became effective on March 1, 2012. On February 28, 2012, General Administration of Sports of China promulgated the Urgent Notice. Under currently effective rules and regulations, only qualified service providers approved by the MOF may engage in online lottery sales. Such qualified service providers will act as agencies for the relevant lottery administration centers and must obtain a Lottery Agency License from and enter into lottery agency agreements with the competent lottery administration centers before engaging in lottery sales on their behalf.

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

On April 3, 2015, the Public Announcement was jointly released by eight competent government authorities, namely, the MOF, the Ministry of Public Security, the State Administration for Industry and Commerce, the Ministry of Industry and Information Technology, the Ministry of Civil Affairs, the People’s Bank of China, the General Administration of Sports of China and the China Banking Regulatory Commission. The Public Announcement mandates, among other things, that (i) all lottery institutions, internet companies, and other institutions or individuals which provide unauthorized online lottery sales services, either directly or through agents, shall immediately cease such services. The local government authorities of finance, civil affairs and sports shall investigate and sanction unauthorized online lottery sales in their respective jurisdictions according to relevant laws and regulations; (ii) the local government authorities of public security and industry and commerce shall investigate any issuance or sales of illegal lottery within their respective jurisdictions, with necessary assistance from local government authorities of finance, communication, banking regulatory commission, civil affairs, sports and local branches of the People’s Bank of China, and report any criminal activities to the judicial authority for prosecution; and (iii) the lottery issuance authorities that plan to sell lottery products online shall obtain the approval from the Ministry of Civil Affairs or the General Administration of Sports of China by submitting an application to the Ministry of Finance for written approval. Any entity shall not provide online lottery sales services without the approval by the Ministry of Finance.

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

Prior to the promulgation of the Lottery Regulation, the issuance and sales of the lottery products were governed by the Interim Provisions for the Administration of the Lottery Issuance and Sales, or the Interim Provisions, promulgated by the MOF on March 1, 2002. The Interim Provisions were replaced by the Administrative Measures for Lottery Issuance and Sales promulgated by the MOF on December 28, 2012, and amended on November 23, 2018. The Administrative Measures for Lottery Issuance and Sales provided that any Lottery Issuance Agency or Lottery Sales Agency shall formulate implementation plans and manage their implementation before creating, changing or abolishing a specific type of welfare or sports lottery. Such implementation plans shall include the proposed sales commencement date, promotion plans and risk control measures. Submitting an application to and receiving approval from the Ministry of Civil Affairs, the General Administration of Sport of China or the MOF is no longer required.

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

The principal regulations governing telecommunication and Internet information services include:

•	the Telecommunication Regulations amended by the State Council on February 6, 2016;

•	the Administrative Measures for Telecommunications Business Operating License amended by the MIIT and effective from September 1, 2017; and

•	the Catalogue of Classes of Telecommunications Businesses amended by the Ministry of Information Industry, formerly MIIT, also as MIIT on June 6, 2019.

Under these regulations, telecommunication services in China are categorized as either basic telecommunication services or value-added telecommunication services, both of which require relevant operating licenses.

Regulations on Value-Added Telecommunication and Internet Information Services

On February 6, 2016, the State Council amended the Telecommunication Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. Value-added telecommunication services are defined as telecommunication and information services provided through public network infrastructure. The “Catalog of Classes of Telecommunication Business,” an attachment to the Telecom Regulations, categorizes various types of telecommunication and telecommunication-related activities into basic or value-added telecommunication services, according to which, Internet content provision services, or ICP services, are classified as value-added telecommunication businesses, or VAS business. Under the Telecom Regulations, commercial operators of value-added telecommunication services must first obtain an operating license for value-added telecommunication services, or the VAS license, from the MIIT or its provincial-level counterparts before commencing any operations.

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

On December 26, 2001, the MIIT promulgated the Administrative Measures for Telecommunication Business Operating License, or the Telecom License Measures. On March 5, 2009, the MIIT issued amended Telecom License Measures, which took effect on July 3, 2017. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunication services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, the appendix to the VAS license is to detail the permitted activities to be conducted by the VAS operator and the VAS operator must conduct its business in accordance with the specifications recorded on its VAS license. The VAS license is subject to annual review and results of the annual review is to be recorded as an appendix to the VAS license, published to the public and notified to the Administration for Industry and Commerce.

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

Regulations on Foreign Investment in Lottery and Value-Added Telecommunications Services.

According to the Catalogue for the Guidance of Foreign Investment Industries, or the Guidance Catalogue, jointly promulgated by the NDRC and the Ministry of Commerce on December 24, 2011 and effective from January 30, 2012, foreign invested entities are not allowed to operate in the lottery industry. The NDRC and the MOF published the Catalogue of Industries for Encouraging Foreign Investment (2019 Version) and Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019) on June 30, 2019 which do not contain any provision relating to the lottery industry. However, Chinese entities and foreign invested entities are still not allowed to operate in the lottery industry. The PRC government shall give national treatment to foreign investment beyond the negative list. There are no further regulations relating to foreign investment in the lottery industry.

Under the Guidance Catalogue, foreign ownership in value-added telecommunication services shall not exceed 50%. Aside from the Guidance Catalogue, the Regulations for Administration of Foreign-Invested Telecommunication Enterprises, or the FITE Regulations, promulgated by the State Council on December 11, 2001 and amended on February 6, 2016, set forth detailed requirements with respect to, among other things, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunication enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunication service providers in China and the major foreign investor in any value-added telecommunication service business in China is to have a good track record in the industry.

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

Regulations on Intellectual Property

Trademark

The PRC Trademark Law, adopted on August 23, 1982 and amended in 1993, 2001, 2013 and 2019, respectively, protects the proprietary rights of registered trademarks. The Trademark Office handles trademark registrations and grants proprietary rights for an initial term of ten years to registered trademarks. Upon the expiration of the initial term, the second term of ten years may be granted upon renewal. Trademark licensing agreements must be filed with the Trademark Office or its regional offices. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, proprietary rights of the trademark holder may be extended beyond the registered scope of products and services to which the trademark relates.

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

Domain Names

The Implementing Rules for Domain Name Registration, issued and amended by China Internet Network Information Center, or CNNIC, in September 2002 and May 2012, respectively, sets forth detailed rules for the registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first-tier domain name “.cn.” The Measures on Domain Name Dispute Resolution, issued and amended by CNNIC in September 2014, allows the CNNIC to authorize a domain name dispute resolution institution to resolve disputes.

Regulations on Foreign Exchange

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

In July 9, 2014, SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which supersedes SAFE Circular 75. SAFE Circular 37 states that a domestic resident shall, before contributing domestic or overseas lawful assets or interests to a special purpose vehicle, apply to the foreign exchange office to complete procedures for foreign exchange registration of overseas investments. A domestic resident contributing domestic lawful assets or interests shall apply to the foreign exchange office of registration place, or the foreign exchange office of location of the domestic enterprise’s assets or interests for completing the procedures for registration; a domestic resident contributing overseas lawful assets or interests shall apply to the foreign exchange office of registration place, or the foreign exchange office of the location of household registration for going through the procedures for registration. The domestic resident can conduct subsequent business only after completing the procedures for foreign exchange registration of overseas investments. Moreover, if the registered overseas special purpose vehicle’s basic information, such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed, an amendment to the foreign exchange registration of the overseas investments shall be timely filed with the foreign exchange office. Domestic residents can conduct subsequent business (including repatriation of profit and bonus) only after completing the procedures for amending the foreign exchange registration of the overseas investments. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The latest guidance was issued by SAFE and took effect in 2015.

We conduct businesses in China primarily through our consolidated affiliated entities. We enter into contractual arrangements with our PRC consolidated affiliated entities and their respective shareholders, some of whom are PRC residents and also beneficial owners of our company. As of the date of this annual report, our beneficial owners who are subject to SAFE Circular 37 registrations are in the process of updating their registrations with the Shenzhen Branch of SAFE. However, we cannot assure you that our beneficial owners can successfully amend their foreign exchange registrations with SAFE in full compliance with Circular 37 for the development of our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—A failure by our shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.”

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

In addition, another notice issued by the SAFE, the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. On March 30, 2015, SAFE promulgated SAFE Circular 19, which came into force replacing SAFE Circular 142 on June 1, 2015. SAFE Circular 19 removed certain restrictions previously provided under Circular No. 142 for conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. On November 9, 2011, SAFE issued the Notice on Further Clarifying and Standardizing Related Issues Concerning Foreign Exchange Administration for Part of Capital Account Items to further regulate the payment and settlement of foreign currency exchange of foreign-invested enterprises.

Regulations on Dividend Distribution

According to the PRC Company law, when companies distribute their after-tax profits for a given year, they shall allocate 10% of profits to their statutory common reserve. Companies are no longer required to make allocations to their statutory common reserve once the aggregate amount of such reserve exceeds 50% of their registered capital.

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

SAT Circular 698 has been replaced. Former uncertainty relating to the issue of “Indirect Transfer” has been clearly addressed by the Announcement of the State Administration of Taxation on Several Issues concerning Enterprise Income Tax on the Indirect Transfers of Property by Non-Resident Enterprises, issued on February 3, 2015. Indirect transfer of Chinese taxable property refers to a transaction which produces a result substantially identical or similar to direct transfer of Chinese taxable property by a non-resident enterprise through transfer of equities and other similar interests of foreign enterprises directly or indirectly holding Chinese taxable property (excluding Chinese resident enterprises registered outside China, and hereinafter referred to as “foreign enterprises”), including circumstances where changes are made to foreign enterprises’ shareholders due to restructuring of the non-resident enterprise. If a non-resident enterprise indirectly transfers equities or other property of a Chinese resident enterprise to evade its obligation to pay enterprise income tax by implementing arrangements that are not for a bona fide commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other property of the Chinese resident enterprise.

Moreover, the following circumstances may be directly identified as having no bona fide commercial purpose: more than 75% of the value of the equity of the foreign enterprise is directly or indirectly generated from the Chinese taxable property; in any time of the year prior to an indirect transfer of Chinese taxable property, more than 90% of the total assets (excluding cash) of a foreign enterprise is directly or indirectly formed by investments in China; or within the year prior to an indirect transfer of Chinese taxable property, more than 90% of the income generated by a foreign enterprise is directly or indirectly generated within the territory of China; although the foreign enterprise and its subsidiary that are directly or indirectly holding Chinese taxable property have registered in the country (region) where they are located in order to have the organizational form as required by law, the function they actually perform and the risks they undertake are too limited to prove the existence of their economic substance; and the amount of tax incurred upon an indirect transfer of Chinese taxable property outside China is less than the potential amount of tax that would be incurred if the Chinese taxable property were directly transferred within China.

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

500.com Limited (Cayman)
100%
500.com USA CORP (USA)
100%
Fine Brand Limited (BVI)
100%
The Multi Group Ltd (Malta)
100%
500.com Nihon Co., Ltd. (Japan)
100%
500wan HK Limited (Hong Kong)
100%
Multi Warehouse Ltd. (Malta)
100%
Multi Brand Gaming Ltd. (Malta)
100%
Multilotto UK Ltd. (Malta)
100%
Lotto Warehouse Ltd. (Malta)
100%
Wasp Media Ltd. (Malta)
100%
Round Spot Services Ltd. (Cyprus)
100%
100%
Multi Pay N.V. (Curacao)
100%
Oddson Europe Ltd. (Malta)
Offshore
Onshore
E-Sun Sky Computer (Shenzhen) Co., Ltd.
Shareholders of Shenzhen Youlanguang Science and Technology Co., Ltd.
Shareholders of Shenzhen E-Sun Network Co., Ltd.
Shareholders of Shenzhen Guangtiandi Science and Technology Co., Ltd.
100%
Shenzhen Youlanguang Science and Technology Co., Ltd.
100%
Shenzhen E-Sun Network Co., Ltd.
100%
Shenzhen Guangtiandi Science and Technology Co., Ltd.
100%
Shenzhen Yicai Network Technology Co., Ltd.
100%
Shenzhen E-Sun Sky Network Technology Co., Ltd.
51%
Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd.
100%
Lhasa Yicai Network Technology Co., Ltd.
100%
Hainan Jingli Network Technology Co., Ltd.
Contractual Agreements
Equity Interest

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

Accordingly, under U.S. GAAP, we consolidate E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology, E-Sun Sky Network, Lhasa Yicai, Hainan Jingli, Hainan Panfeng, Hangzhou E-Sun Sky Network, Shenzhen Yicai, Baifengrun Technology and Shenzhen Kaisheng, as our “subsidiaries of variable interest entities” in our consolidated financial statements. We also consolidated Sumpay.cn, Shangmeng Services, and Hangzhou Laiqi before their disposals in May 2016, consolidated Shenzhen Caiyu before its disposal in November 2017, consolidated 500Fu, Shenzhen Qufan and Beijing Daguoxiaoxian before their disposals in February 2018, consolidated Shenzhen Fenggu before its disposal in June 2018, consolidated Baifengrun Technology before its disposal in January 2019, consolidated Tongfu Technology before its disposal in November 2019 and consolidated Hainan Panfeng and Hangzhou E-Sun Sky Network before their disposals in December 2019.

Our contractual arrangements with our consolidated affiliated entities and their shareholders are described in further detail as follows:

Agreements that Transfer Economic Benefits to Us

Exclusive Business Cooperation Agreements. The exclusive business cooperation agreements are entered into by E-Sun Sky Computer and each of E-Sun Network, Youlanguang Technology, Guangtiandi Technology and Tongfu Technology, respectively. Pursuant to these exclusive business cooperation agreements, E-Sun Sky Computer provides technical services, business consultations, marketing consultancy, product research and development to the affiliated consolidated entities, in exchange for a service fee. The service fee is payable at such time as agreed between E-Sun Sky Computer and the relevant consolidated affiliated entity and approved by the board of such consolidated affiliated entity. The term of each exclusive business cooperation agreement is ten years from the effective date.

Agreements that Provide Us with Effective Control

Exclusive Option Agreement. The exclusive option agreements are entered into by E-Sun Sky Computer and each of E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan, respectively, and each of their respective shareholders. Pursuant to these exclusive option agreements, the shareholders irrevocably granted E-Sun Sky Computer and Qufan Information Technology or their designated representative exclusive options to purchase, to the extent permitted under PRC law, all or part of their equity interest in the consolidated affiliated entities. E-Sun Sky Computer and Qufan Information Technology or their designated representatives have sole discretion as to when to exercise these options, whether in part or in full. These agreements are for terms of ten years and are renewable at the discretion of E-Sun Sky Computer.

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

We have been advised by our PRC legal counsel, Grandall Law Firm, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our consolidated affiliated entities) complies with all applicable PRC laws, rules and regulations, and does not violate any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of PRC laws, rules and regulations that are relevant to our business operations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised us that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements may become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in the Internet and the lottery business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The 2006 M&A Rules establish complex procedures for some acquisitions of Chinese Companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.”

D.	Property, Plant and Equipment

Our principal executive offices are located at 12F, West Side, Block B, Building No. 7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen 518115, People’s Republic of China and occupy a total of 9,659 square meters. We also have representative offices in Beijing, Hong Kong, Japan, the United States of America and Malta. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has a valid title to the property or has proper authorization from the title owner to sublease the property.

In September 2016, we entered into a lease agreement with Shenzhen Harbor Technology Development Co., Ltd., to lease offices of 9,659 square meters in Nanshan District, Shenzhen, with a total expenditure of RMB1.3 million (US$0.2 million) per month. We expect the rental expense to increase by 5% annually. We also expected the total leasehold improvement expenses to be RMB79.6 million (US$11.4 million), and we have paid RMB79.3 million (US$11.4 million) as of the annual report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. See “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19, in China. In March, the World Health Organization declared COVID-19 to be a pandemic. The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on ongoing and future developments, including new information concerning its global severity, new regulations and policies adopted and actions taken in response, all of which are highly uncertain and unpredictable.

A.	Operating Results

Overview

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, we were a leading online sports lottery service provider in China. We have not generated any revenue from sports lottery sales since this suspension, and our financial results are materially and adversely impacted during the suspension period. There were no net revenues generated from the sports lottery sales from 2016 to 2019.

We currently offer several different lines of services, including online gaming services provided through our own platform in Europe and online spot commodity trading services in the PRC.

We began to generate revenues from online gaming services in Europe in July 2017 after we acquired a 93% equity interest in TMG, which holds licenses from Curacao, Malta, the United Kingdom, Ireland and Sweden to operate online gaming sites. We generated revenues of RMB49.4 million, RMB105.5 million and RMB35.6 million (US$5.1 million) from TMG’s online gaming services in 2017, 2018 and 2019, respectively.

We generated revenues from sports information services through Shenzhen Caiyu (which was disposed of in November 2017) and our own service offerings named “Cai Xun Hao” (which was ceased in March 2019). Revenues from sports information services amounted to RMB13.2 million, RMB16.0 million and RMB3.3 million (US$0.5 million) in 2017, 2018 and 2019, respectively.

We generated RMB0.4 million, RMB0.4 million and RMB0.1 million (US$0.01 million) in 2017, 2018 and 2019, respectively, from trading commissions on the online spot commodity trading executed on our websites and mobile applications through Shenzhen Kaisheng.

Between the fourth quarter of 2015 and the second quarter of 2016, we generated revenues from the payment processing and complementary services provided by Sumpay.cn, which was disposed of in May 2016. Net revenues generated from these services were RMB0.7 million and RMB3.5 million in 2015 and 2016, respectively.

Between the fourth quarter of 2016 and the first quarter of 2018, we generated revenues from mobile gaming services through Qufan. We acquired 51% equity interest of Qufan in November 2016 and disposed of in February 2018. Net revenues generated from these services accounted for RMB59.5 million and RMB7.4 million in 2017 and 2018, respectively. We deconsolidated Qufan since February 2018 upon the disposal. Accordingly, the consolidated statements of comprehensive loss for the years ended December 31, 2017 and 2018 have been reclassified to reflect the Qufan business segment as a discontinued operation. Also, we generated revenues from mobile gaming services through Guangtiandi Technology before its cessation in early 2018, which accounted for RMB8.9 million and RMB4.0 million in 2017 and 2018, respectively.

Our net revenues from continuing operations were RMB71.9 million, RMB126.1 million and RMB39.7 million (US$5.7 million) in 2017, 2018 and 2019, respectively, representing an increase of 75.4% from 2017 to 2018 and a decrease of 68.5% from 2018 to 2019, respectively. The Company acquired TMG in July 2017, which contributed significantly to the net revenues. The decrease in 2019 was mainly attributable to a decrease of RMB69.9 million associated with TMG’s website migration in connection with the conversion of its Swedish license at the beginning of 2019 which required users to re-register their accounts and resulted in a decrease in users and a decrease of RMB12.7 million associated with the ceased operations of sports information services in China in March 2019.

Net loss from continuing operations attributable to 500.com Limited were RMB324.7 million in 2017, 462.9 million in 2018 and 651.3 million (US$93.5 million) in 2019, representing an increase of 42.6% from 2017 to 2018, and an increase of 40.7% from 2018 to 2019, respectively. Net loss from continuing operations attributable to 500.com Limited in 2017, 2018 and 2019 were adversely impacted by share-based compensation expenses of RMB91.1 million, RMB108.6 million and RMB79.3 million (US$11.4 million), respectively. Net loss from continuing operations attributable to 500.com Limited in 2018 was adversely impacted by an impairment provision of RMB149.9 million provided for long-term investment, and net loss from continuing operations attributable to 500.com Limited in 2019 was adversely impacted by impairment provisions of RMB181.8 million provided for acquired intangible assets, RMB129.8 million provided for goodwill and RMB22.4 million provided for long-term investments, compared with an impairment provision of RMB149.9 million provided for long-term investment in 2018.

Description of Key Statement of Operations Items from Continuing Operation

Net revenues

The table below sets forth our net revenues in aggregate and by service type therein for the three years:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Online gaming services in Europe and beyond	49,370	105,511	35,596	5,114
Mobile gaming	8,906	3,954	7	1
Sports information services	13,229	16,036	3,345	480
Financial technology services	353	401	148	21
Physical sales of sports lottery tickets	—	187	592	85
Total revenues	71,858	126,089	39,688	5,701
Deductibles	—	—	—	—
Net revenues	71,858	126,089	39,688	5,701

Online gaming services in Europe and beyond provided by TMG accounted for 68.7%, 83.7% and 89.7% of net revenues in 2017, 2018 and 2019, respectively. The significant decrease in 2019 was mainly attributable to the decrease of online gaming services in Europe and beyond associated with TMG’s website migration in connection with the conversion of its Swedish license at the beginning of 2019 which required users to re-register their accounts and resulted in a decrease in users.

The table below sets forth our operating expenses from continuing operations for the three years:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Operating Expenses:
Cost of services	37,483	80,017	59,410	8,534
Sales and marketing	63,295	92,465	42,445	6,097
General and administrative	224,321	251,384	223,758	32,141
Service development	58,592	61,909	48,614	6,983
Total operating expenses	383,691	485,775	374,227	53,755

Our operating expenses consist primarily of cost of services, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of Services

Our cost of services is directly related to the services we provide, and fluctuates in line with our revenues.

Our cost of services primarily consists of: (i) amortization fees, which consist primarily of amortization of intangible assets arising from business combination; (ii) lottery insurance expenses, which consist of insurance premiums charged by insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries; (iii) platform fees, which consist of fees payable to online gaming software suppliers for providing various online casino games on TMG’s websites and apps; (iv) account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors; (v) server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services; and (vi) regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue and Customs, Malta Gaming Authority and Certria EOOD.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of: (i) promotional and marketing expenses, which primarily consist of expenses associated with various promotional events; (ii) salary and benefit expenses for sales and marketing employees; (iii) share-based compensation expenses; (iv) advertising expenses; and (v) commissions to third-party Internet companies, which are service fees we pay to third-party Internet companies for purchase orders placed on our websites by users redirected from their websites. The amount of such commissions paid to third-party Internet companies for each redirected order depends on an agreed-upon allocation ratio.

General and administrative expenses

Our general and administrative expenses consist primarily of: (i) share-based compensation expenses; (ii) salary and benefit expenses for our management and general administrative employees; (iii) third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals; (iv) depreciation expenses mainly for improvement of leasehold; (v) office expenses, which consist primarily of office rental and other office administrative expenses; (vi) travel, communication and other business expenses, which consist primarily of expenses associated with business travels; and (vii) bad debt provisions of other receivables, which consist primarily of bad debt provision of other receivables aging more than three years.

Service development expenses

Our service development expenses consist primarily of salary and benefit expenses for our research and development employees, share-based compensation expenses and rental expenses.

Other Operating Income

Our other operating income consists primarily of technical services fees received from third parties and related parties.

Government Grant

In 2017, 2018 and 2019, we recognized grants from the Shenzhen local government. We might recognize similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

Impairments of goodwill and acquired intangible assets

Impairments of goodwill and acquired intangible assets were related to the Company’s acquisition of TMG, which were triggered by TMG’s temporary suspension of its operations in Sweden since January 2020. See “Item 4. Information on the Company—B. Business Overview—Our Services—Online Gaming Services—Licenses.”

Impairment of long-term investments

The impairment losses in 2017 and 2018 were primarily related to our 40.65% (later changed to 40.48% in 2019) equity interest in Loto Interactive, which was acquired in June 2017. The impairment loss in 2019 was related to our equity investment in Beijing Huizhong Wealth Investment Management Co., Ltd, a VIE of Hzone Holding Company, which was acquired in March 2015 and investments in Topgame Global Limited and its VIEs, Caicaihudong (Beijing) Technology Co., Ltd. and Youwang Technology (Shanghai) Co., Ltd, which were acquired in August 2015.

Gain from disposal of a subsidiary

In 2017 we recognized a disposition gain of RMB5.5 million in connection with our disposal of Shenzhen Caiyu in November 2017, after deduction of the net loss arising from Shenzhen Caiyu.

In 2018 we recognized a disposition gain of RMB1.8 million in connection with our disposal of 500Fu in February 2018, after deduction of the net loss arising from 500Fu.

Taxation

Our group includes entities incorporated in various jurisdictions throughout the world including the Cayman Islands, the British Virgin Islands, the United States, Malta, Curacao, Cyprus, Hong Kong, Japan and the People’s Republic of China. Most of these entities are either holding companies or non-operating entities. As a result, they are either not subject to any taxes in their respective local jurisdictions or did not generate any income for tax purposes.

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

Hong Kong

500wan HK Limited is incorporated in Hong Kong. Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% for profit of up to HK$2.0 million and 16.5% for the remainder of taxable income. As 500wan HK Limited does not conduct any substantive operations of its own, no provision for Hong Kong income tax has been made in the financial statements as 500wan HK Limited had no assessable income for the year ended December 31, 2017, 2018 and 2019.

People’s Republic of China

The enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign-invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology, E-Sun Network, E-Sun Sky Computer, E-Sun Sky Network, Shenzhen Yicai, Baifengrun Technology, Tongfu Technology and Shenzhen Kaisheng were subject to the EIT rate of 25% in 2017, 2018 and 2019. Hainan Menghuanxingchen, Hainan Jingli, Hainan Panfeng and Hangzhou E-Sun Sky Network were subject to the EIT rate of 25% in 2018 since their inception. Guangtiandi Technology obtained a certificate of “Software Enterprise” and was granted a half reduction in tax rate in 2017, and was subject to the EIT rate of 12.5% in 2017, and 25% in 2018 and 2019, respectively.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry.” According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15% in 2017, 2018 and 2019. Additionally, Lhasa Yicai is also exempt from provincial allocated corporate income tax from January 1, 2015 to December 31, 2017 in accordance with local tax regulations.

As of December 31, 2019, we had also recognized a total amount of RMB1.9 million (US$0.3 million) as an accrual for uncertain tax positions and associated interest and penalties related to certain unrecognized tax positions.

During the years ended December 31, 2017, 2018 and 2019, the Group recognized approximately RMB5,098,000, nil and nil in interest on these unrecognized tax positions and reversed approximately RMB7,667,000, RMB7,420,000 and nil in interest. The Group had accrued approximately RMB7,420,000, nil and nil for the interest on these uncertain tax positions as of December 31, 2017, 2018 and 2019, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Group’s tax filings. As of December 31, 2019, the PRC subsidiaries 2015 to 2019 tax returns remain open to examination.

Internal Control over Financial Reporting

We are a public company in the United States subject to Sarbanes-Oxley. Section 404 of Sarbanes-Oxley and applicable rules and regulations thereunder require that we include a report of management on our internal control over financial reporting in this annual report.

Results of Operations

The following summary of the consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes.

Our historical results do not necessarily indicate our results to be expected for any future period.

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statements of Comprehensive Loss Data:
Net Revenues	71,858	126,089	39,688	5,701
Operating costs and expenses:
Cost of services	(37,483)	(80,017)	(59,410)	(8,534)
Sales and marketing	(63,295)	(92,465)	(42,445)	(6,097)
General and administrative	(224,321)	(251,384)	(223,758)	(32,141)
Service development	(58,592)	(61,909)	(48,614)	(6,983)

Total operating expenses	(383,691)	(485,775)	(374,227)	(53,755)
Other operating income	1,204	12,638	6,788	975
Government grant	6,789	7,620	3,504	503
Other operating expenses	(34,691)	(5,060)	(6,995)	(1,005)
Impairment of intangible assets	—	—	(181,845)	(26,120)
Impairment of goodwill	—	—	(129,752)	(18,638)

Operating loss from continuing operations	(338,531)	(344,488)	(642,839)	(92,339)
Other income (expenses), net	821	(43)	455	65
Interest income	20,032	15,308	13,448	1,932
Loss from equity method investments	(2,128)	(15,025)	(10,639)	(1,528)
Impairment of long-term investments	(28,781)	(149,896)	(22,353)	(3,211)
Changes in fair value of contingent considerations	(2,384)	—	—	—
Gain from disposal of subsidiaries	5,477	2,805	—	—

Loss before income taxes from continuing operations	(345,494)	(491,339)	(661,928)	(95,081)
Income taxes benefit	14,025	19,602	7,642	1,098

Net loss from continuing operations	(331,469)	(471,737)	(654,286)	(93,983)
Income from discontinued operations, net of income taxes	15,327	2,183	—	—
Gain on disposal of discontinued operations, net of income taxes	—	10,160	—	—
Net income from discontinued operations, net of income taxes	15,327	12,343	—	—
Net loss	(316,142)	(459,394)	(654,286)	(93,983)
Net loss from continuing operations attributable to noncontrolling interest and redeemable noncontrolling interest	(6,734)	(8,820)	(3,018)	(434)
Net income from discontinued operations attributable to noncontrolling interest	7,691	1,099	—	—
Less: Net (loss) income attributable to the noncontrolling interest	1,524	(4,486)	(3,018)	(434)
Less: Net loss attributable to redeemable noncontrolling interest	(567)	(3,235)	—	—

Net loss attributable to 500.com Limited	(317,099)	(451,673)	(651,268)	(93,549)

Other comprehensive income (loss)
Share of other comprehensive loss of an equity method investee	—	—	(3,986)	(573)
Foreign currency translation gain (loss)	(55,781)	23,023	6,408	920
Unrealized loss on available for sale investments	(733)	—	—	—
Other Comprehensive income (loss), net of tax	(56,514)	23,023	2,422	347

Comprehensive loss	(372,680)	(436,371)	(651,864)	(93,636)
Less: Comprehensive (loss) income attributable to redeemable noncontrolling interest and noncontrolling interest	981	(6,383)	(4,344)	(624)
Comprehensive loss attributable to 500.com Limited	(373,637)	(429,988)	(647,520)	(93,012)

Losses per share attributable to 500.com Limited – Basic:
Net loss from continuing operations	(0.80)	(1.13)	(1.52)	(0.22)
Net income from discontinued operations	0.02	0.03	—	—
Net loss	(0.78)	(1.10)	(1.52)	(0.22)

Losses per share attributable to 500.com Limited – Diluted:
Net loss from continuing operations	(0.80)	(1.13)	(1.52)	(0.22)
Net income from discontinued operations	0.02	0.03	—	—
Net loss	(0.78)	(1.10)	(1.52)	(0.22)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	408,310,122	418,911,292	428,586,305	428,586,305
Diluted	408,310,122	418,911,292	428,586,305	428,586,305

Non-GAAP financial data(1)
Net loss attributable to 500.com Limited	(317,099)	(451,673)	(651,268)	(93,549)
Adjustment for share-based compensation expenses	91,143	108,628	79,275	11,387
Adjustment for impairment of intangible assets	—	—	181,845	26,120
Adjustment for impairment of goodwill	—	—	129,752	18,638
Adjustment for impairment of long-term investments	—	149,896	22,353	3,211
Adjustment for deferred tax benefit relating to valuation allowance	(19,704)	(20,617)	(7,669)	(1,102)
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(245,660)	(213,766)	(245,712)	(35,295)
Adjusted net loss from continuing operations attributable to 500.com Limited (non-GAAP)	(253,296)	(225,010)	(245,712)	(35,295)
Adjusted net income from discontinued operations attributable to 500.com Limited (non-GAAP)	7,636	11,244	—	—

(1)	As a supplement to net income, we use the non-GAAP financial measure of adjusted net income which is U.S. GAAP net income as adjusted to exclude share-based compensation expenses, impairment of acquired intangible assets and goodwill, impairment of long-term investments and deferred tax expenses relating to valuation allowance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2019 compared with the year ended December 31, 2018

Net revenues

Our net revenues decreased by 68.5% from RMB126.1 million in 2018 to RMB39.7 million (US$5.7 million) in 2019, primarily attributable to TMG’s website migration in connection with the conversion of its Swedish license at the beginning of 2019 which required users to re-register their accounts and resulted in a decrease in users, and the ceased operations of sports information services in China in March 2019.

Revenues generated from mobile gaming services decreased by 100% from RMB4.0 million in 2018 to nil in 2019. We started generating revenues from mobile gaming services at the end of 2016 with the development of our app “Quiz.” In February 2018, we ceased Quiz, and stopped generating mobile gaming revenues since then.

Revenues generated from online gaming services decreased by 66.3% from RMB105.5 million in 2018 to RMB35.6 million (US$5.1 million) in 2019, primarily attributable to TMG’s website migration in connection with the conversion of its Swedish license at the beginning of 2019 which required users to re-register their accounts and resulted in a decrease in users.

Revenues generated from sports information services decreased by 79.4% from RMB16.0 million in 2018 to RMB3.3 million (US$0.5 million) in 2019. We generated revenues from sports information services through our own service offerings “Cai Xun Hao,” which was ceased in March 2019.

Operating expenses

Our operating expenses decreased by 23.0% from RMB485.8 million in 2018 to RMB374.2 million (US$53.8 million) in 2019. Our operating expenses consisted of the following:

Cost of Services. Our cost of services decreased by 25.8% from RMB80.0 million in 2018 to RMB59.4 million (US$8.5 million) in 2019. The decrease was primarily due to cost reduction measures implemented by management, including: (i) a decrease in business insurance costs of TMG associated with online lottery betting, from RMB20.4 million in 2018 to RMB9.9 million (US$1.4 million) in 2019; (ii) a decrease in platform service fees of TMG associated with online casino platforms, from RMB12.1 million in 2018 to RMB6.6 million (US$0.9 million) in 2019; (iii) a decrease in account handling expenses relating to our mobile and web distribution channels from RMB6.8 million in 2018 to RMB2.9 million (US$0.4 million) in 2019; and (iv) a decrease in server leasing and maintenance expenses from RMB6.1 million in 2018 to RMB4.2 million (US$0.6 million) in 2019, slightly offset by an increase in depreciation associated with physical sales terminals from RMB0.6 million in 2018 to RMB1.8 million (US$0.3 million) in 2019.

Sales and marketing expenses. Sales and marketing expenses decreased by 54.1% from RMB92.5 million in 2018 to RMB42.4 million (US$6.1 million) in 2019. The decrease was mainly due to cost reduction measures implemented by management, including: (i) a decrease in promotional and marketing expenses from RMB54.1 million in 2018 to RMB11.5 million (US$1.7 million) in 2019, which was primarily due to a change in TMG’s marketing strategy and (ii) a decrease in share-based compensation expenses associated with share options granted to our directors and employees from RMB11.4 million in 2018 to RMB7.4 million (US$1.1 million) in 2019.

General and administrative expenses. General and administrative expenses decreased by 11.0% from RMB251.4 million in 2018 to RMB223.8 million (US$32.1 million) in 2019. The decrease was mainly due to cost reduction measures implemented by management, including:

•	a decrease in share-based compensation expenses associated with share options granted to our directors and employees from RMB76.9 million in 2018 to RMB58.2 million (US$8.4 million) in 2019, which was primarily related to the share options granted in 2017 and 2018, which are expensed mainly in 2018;

•	a decrease in salary and benefit expenses for employees from RMB70.6 million in 2018 to RMB57.6 million (US$8.3 million) in 2019, which was primarily caused by a decreased number of employees;

•	a decrease in third-party professional service fees from RMB33.3 million in 2018 to RMB18.9 million (US$2.7 million) in 2019, which was primarily due to the acquisition activities conducted in 2017.

•	a decrease in travel, communication and other business expenses, which consist primarily of expenses associated with business travels, from RMB12.0 million in 2018 to RMB8.7 million (US$1.2 million) in 2019; and

•	a decrease in office expenses consisting primarily of office rental and other office administrative expenses from RMB25.9 million in 2018 to RMB24.0 million (US$3.4 million) in 2019;

The decrease in general and administrative expenses was partially offset by an increase in bad debt provisions from nil in 2018 to RMB20.3 million (US$2.9 million) in 2019, which consist primarily of bad debt provision for other receivables aging more than three years, and an increase in depreciation expenses from RMB31.1 million in 2018 to RMB32.0 million (US$4.6 million) in 2019, which was primarily related to leasehold improvement.

Service development expenses. Service development expenses decreased by 21.5% from RMB61.9 million in 2018 to RMB48.6 million (US$7.0 million) in 2019. The decrease was primarily due to: (i) a decrease in share-based compensation expenses associated with the share options granted to our service development employees from RMB20.3 million in 2018 to RMB13.7 million (US$2.0 million) in 2019 and (ii) a decrease in salary and benefit expenses for employees from RMB26.3 million in 2018 to RMB22.0 million (US$3.2 million) in 2019, primarily due to the decrease in the number of employees.

Other operating income

Other operating income decreased by 46.3% from RMB12.6 million in 2018 to RMB6.8 million (US$1.0 million) in 2019. The decrease was mainly due to a foreign exchange gains recognized in 2018 while there were no exchange gains in 2019.

Impairment of goodwill and acquired intangible assets

Impairment of goodwill increased by 100% from nil in 2018 to RMB129.8 million (US$18.6 million) in 2019, and impairment of acquired intangible assets increased by 100% from nil in 2018 to RMB181.8 million (US$26.1 million) in 2019. The increase was primarily related to the Company’s acquisition of TMG, which were triggered by TMG’s temporary suspension of its operations in Sweden since January 2020. See “Item 4. Information on the Company—B. Business Overview—Our Services—Online Gaming Services—Licenses.”

Operating loss

As a result of the foregoing factors, we recorded operating loss from continuing operations of RMB642.8 million (US$92.3 million) in 2019, an increase of RMB298.3 million compared with operating loss from continuing operations of RMB344.5 million in 2018.

Impairment of long-term investments.

Impairment of long-term investments decreased by 85.1% from RMB149.9 million in 2018 to RMB22.4 million (US$3.2 million) in 2019. The impairment loss in 2018 was provided for our 40.65% (later changed to 40.48% in 2019 due to dilution) equity interest in Loto Interactive, which was acquired in June 2017. The impairment loss in 2019 was provided for our investment in Beijing Huizhong Wealth Investment Management Co., Ltd, a VIE of Hzone Holding Company, which was acquired in March 2015 and investments in Topgame Global Limited and its VIEs, Caicaihudong (Beijing) Technology Co., Ltd. and Youwang Technology (Shanghai) Co., Ltd, which was acquired in August 2015.

Gain from disposal of subsidiaries

Gain from disposal of subsidiaries was nil in 2019, compared with RMB2.8 million in 2018.

Loss before income taxes from continuing operations

Loss before income taxes from continuing operations was RMB661.9 million (US$95.1 million) in 2019, an increase of RMB170.6 million compared with loss before income taxes from continuing operations of RMB491.3 million in 2018.

Income tax benefit

We recorded income tax benefit of RMB7.6 million (US$1.1 million) in 2019, a decrease of RMB12.0 million compared with income tax benefit of RMB19.6 million in 2018. Income tax benefit was primarily due to a reversal of uncertain tax liabilities and deferred tax liabilities.

Net loss from continuing operations

As a result of the foregoing factors, we recorded net loss from continuing operations of RMB654.3 million (US$94.0 million) in 2019, as compared to net loss from continuing operations of RMB471.7 million in 2018.

Net loss attributable to 500.com Limited

We recorded net loss from continuing operations attributable to 500.com Limited of RMB651.3 million (US$93.5 million) in 2019, as compared to net loss from continuing operations attributable to 500.com Limited of RMB462.9 million in 2018. We also recorded non-GAAP net loss from continuing operations attributable to 500.com Limited of RMB245.7 million (US$35.3 million) in 2019, as compared to non-GAAP net loss from continuing operations attributable to 500.com Limited of RMB225.0 million in 2018.

For a discussion of our results of operations for the year ended December 31, 2018 compared with the year ended December 31, 2017, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—The year ended December 31, 2018 compared with the year ended December 31, 2017” starting on page 77 of our annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on April 22, 2019.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash provided by our operating activities and proceeds from the issuances of preferred shares and ordinary shares. As of December 31, 2019, we had RMB361.2 million (US$51.9 million) in cash and cash equivalents and RMB23.8 million (US$3.4 million) in time deposits.

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entities in China and Europe. Our PRC subsidiaries’ ability to make dividends or other cash payments to us are subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” Although we consolidate the results of our PRC consolidated affiliated entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive service fees from them in exchange for certain technology consulting and other services provided by us and the use of certain intellectual properties owned by us.

We believe that our current cash and the net proceeds we received from equity financing will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this report, after taking into consideration that we have suspended all of our online sports lottery sales since April 4, 2015 and are currently not generating any revenue from sports lottery sales. We also have reduced the expenditures, such as overhead or administrative expenditures and marketing expenses, since 2019. All these factors combined will have a positive impact on our cash flows for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(196,973)	(150,245)	(163,040)	(23,421)
Net cash provided by (used in) investing activities	95,192	(9,486)	69,833	10,032
Net cash (used in) provided by financing activities	(11,700)	54,791	17,105	2,457
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(43,224)	21,226	5,511	792
Cash, cash equivalents and restricted cash at the beginning of the year	676,806	520,101	436,387	62,683
Cash, cash equivalents and restricted cash at the end of the year	520,101	436,387	365,796	52,543

Net cash used in operating activities

Net cash used in operating activities in 2019 was RMB163.0 million (US$23.4 million), which was primarily attributable to (i) net loss of RMB654.3 million (US$94.0 million) adjusted by subtracting RMB79.3 million (US$11.4 million) of share-based compensation; (ii) depreciation and amortization expenses of RMB61.4 million (US$8.8 million); (iii) impairment on long-term investments of RMB22.4 million (US$3.2 million); (iv) impairment of goodwill and acquired intangible assets of RMB311.6 million (US$44.8 million); (v) bad debt provision for other receivables of RMB20.3 million (US$2.9 million); (vi) loss from equity method investments of RMB10.6 million (US$1.5 million); (vii) a decrease in prepayments and other receivables of RMB15.7 million (US$2.3 million); (viii) a decrease in other non-current assets of RMB1.7 million (US$0.2 million); and (ix) noncash lease expenses of RMB17.7 million (US$2.5 million). Net cash used in operating activities in 2019 was partially offset by (i) a decrease in accrued expenses and other current liabilities of RMB21.4 million (US$3.1 million); (ii) a decrease in operating lease liabilities of RMB13.3 million (US$1.9 million); (iii) a decrease in long-term payables of RMB1.3 million (US$0.2 million); (iv) a decrease in deferred tax liability and income tax liability of RMB7.6 million (US$1.1 million), (v) a decrease in accrued salary and benefit expenses for employees of RMB2.9 million (US$0.4 million), and (vi) investment income from short-term investments of RMB3.0 million (US$0.4 million).

Net cash used in operating activities in 2018 was RMB150.2 million, which was primarily attributable to (i) net loss of RMB459.4 million adjusted by subtracting RMB108.6 million of share-based compensation; (ii) depreciation and amortization expenses of RMB64.0 million; (iii) impairment of long-term investments of RMB149.9 million; (iv) loss from equity method investments of RMB15.0 million; and (v) a decrease in prepayments and other receivables of RMB18.2 million. Net cash used in operating activities in 2018 was partially offset by (i) a decrease in accrued expenses and other current liabilities of RMB1.4 million; (ii) a decrease in long-term payables of RMB24.7 million; (iii) gain on disposal of subsidiaries of RMB13.0 million; (iv) investment income from short-term investments of RMB6.1 million, and (v) a decrease in accrued salary and benefit expenses for employees of RMB1.8 million.

Net cash used in operating activities in 2017 was RMB197.0 million, which was primarily attributable to (i) net loss of RMB316.1 million adjusted by subtracting RMB91.1 million of share-based compensation; (ii) depreciation and amortization expenses of RMB39.5 million; (iii) impairment of long-term investments of RMB28.8 million; (iv) loss from equity method investments of RMB2.1 million; (v) provision for bad debt of RMB1.5 million, and (vi) an increase in accrued expenses and other current liabilities of RMB11.6 million. Net cash used in operating activities in 2017 was partially offset by (i) an increase in prepayments and other receivables of RMB29.3 million; (ii) a decrease in long-term payables of RMB19.6 million; (iii) a gain from disposal of subsidiary of RMB5.5 million; and (iv) a decrease in income tax payable of RMB2.1 million.

Net cash provided by (used in) investing activities

Net cash provided by investing activities in 2019 was RMB69.8 million (US$10.0 million), which was primarily attributable to (i) cash received from return of short-term investments of RMB100.0 million (US$14.4 million); (ii) cash received from return of time deposits of RMB137.3 million (US$19.7 million); (iii) cash received from return of long-term investment of RMB6.5 million (US$0.9 million); (iv) repayment of loans provided to third-parties of RMB5.3 million (US$0.8 million); (v) cash distribution from short-term investments of RMB3.0 million (US$0.4 million); and (vi) cash received from disposal of property and equipment of RMB0.2 million (US$0.02 million), which was partially offset by (i) cash paid for time deposits of RMB160.7 million (US$23.1 million); (ii) cash paid for loans provided to third parties of RMB7.9 million (US$1.1 million); (iii) cash paid for loans provided to a related party of RMB10.0 million (US$1.4 million); and (iv) cash paid for acquisition of property and equipment of RMB3.8 million (US$0.5 million).

Net cash used in investing activities in 2018 was RMB9.5 million, which was primarily attributable to (i) cash distribution from short-term investments of RMB6.1 million; (ii) cash received from return of other long-term investments of RMB7.6 million; (iii) cash proceeds from disposal of other long-term investments of RMB5.8 million; (iv) repayment of loans provided to third-parties of RMB5.0 million; and (v) cash received from disposal of subsidiaries and VIEs, net of cash disposed of RMB23.7 million; which was partially offset by (i) cash paid for acquisition of other long-term investments of RMB11.1 million; (ii) cash paid for acquisition of property and equipment of RMB35.6 million; (iii) cash paid for loans provided to third-parties of RMB10.0 million; and (iv) cash paid for acquisition of intangible asset of RMB1.1 million.

Net cash provided by investing activities in 2017 was RMB95.2 million, which was primarily attributable to (i) cash received from return of time deposits of RMB804.7 million; (ii) cash received from disposal of subsidiaries and VIEs, net of cash of RMB71.8 million; and (iii) cash received from disposal of property and equipment of RMB3.5 million, which was partially offset by (i) net cash paid for business combination, net of cash of RMB387.5 million; (ii) cash paid for acquisition of other long-term investments (primarily attributable to investment in Loto Interactive) of RMB302.3 million; (iii) cash paid for acquisition of property and equipment of RMB72.9 million; (iv) cash paid for short-term investments of RMB20.0 million; and (v) cash paid for acquisition of intangible asset of RMB2.1 million.

Net cash provided by (used in) financing activities

Net cash provided by financing activities in 2019 was RMB17.1 million (US$2.5 million) which was primarily attributable to proceeds from the exercise of share-based awards of RMB17.1 million (US$2.5 million).

Net cash provided by financing activities in 2018 was RMB54.8 million which was primarily attributable to (i) withdrawal of prepayment for share repurchase of RMB13.3 million; and (ii) proceeds from the exercise of share-based awards of RMB41.5 million.

Net cash used in financing activities in 2017 was RMB11.7 million which was primarily attributable to payment for repurchase of shares of RMB17.3 million, which was partially offset by proceeds from the exercise of share-based awards of RMB5.6 million.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of RMB75.0 million, RMB36.7 million and RMB3.8 million (US$0.5 million) in 2017, 2018 and 2019, respectively. In addition, our capital expenditures in 2017, 2018 and 2019 primarily consisted of purchases of additional information technology-related equipment and leasehold improvement of our new office. We do not expect that our capital expenditures will increase in the future as the suspension of online sports lottery sales services and the completion of the leasehold improvement of our new office.

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

Revenue Recognition

The Group’s revenues were derived principally from online lottery purchase services before voluntary suspension of this service since April 2015. During the voluntary suspension period, the Group diversified its revenue streams, and derived revenues from mobile gaming services, sports information services, online spot commodity trading services and online gaming services. The Group adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2019 and 2018 were presented under ASC 606, and revenues for the year ended December 31, 2017 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition.

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The Group set up an implementation schedule and analyzed each of the Group’s revenue streams in accordance with ASC 606 to determine the impact on the Group’s consolidated financial statements. After the analyzation, the Group concluded that there was no substantial impact on the Group’s consolidated financial statements upon the adoption of ASC 606. The primary sources of the Group’s revenues are as follows:

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

Contingent service fee

The Group was also entitled to receive additional Service Fee from lottery administration centers when the total amounts of purchase orders reach an agreed threshold (“Contingent Service Fee”). As the Group is the agent in providing lottery purchase services, any Contingent Service Fee received is recorded as net revenue when the agreed thresholds are reached. Once the Group reaches the agreed thresholds, the Contingent Service Fee is then fixed and not subject to any adjustments. As a result of the voluntarily suspension of the online lottery purchase services mentioned above, the Group did not generate any revenue from this source either since April 2015, and it is uncertain when the Group will be able to generate this fee again in the future.

The Super VIP incentive

Certain qualified end users (“Super VIP”) are entitled to receive incentives from the Group based on actual purchase amount of each transaction. As the Group does not receive an additional service or benefit from the Super VIP other than service fee earned from lottery administration centers by the Group from the transaction, the incentives are recognized as a reduction of revenue at each year end in accordance with ASC 605-50, “Customer Payments and Incentives”. The Group voluntarily suspended the online lottery purchase services due to the change of related government regulation in the PRC, and it is uncertain when the Group will be subject to this fee again in the future.

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

Since the Group contributes the residual amount of lottery pool to earn Service Fee from the purchase made by the lottery pool and does not provide any service to the lottery administration centers, the residual amount of lottery pool contributed by the Group paid to the lottery administration centers is recognized as a reduction of revenue. The residual amount of the lottery pool retained by the Group after distribution of the prizes are presented as “other operating income”, and recognized upon the announcement of lottery results, as the Group’s principal activity is to provide lottery purchase services to end users. The Group did not generate any revenue from this source either since April 2015, and it is uncertain when the Group will be able to generate this fee again in the future.

Mobile gaming services

The Group provides mobile gaming services through its designated mobile applications Quiz, Night of Texas Hold’em Poker and Paiyou for Texas Hold’em Poker, and derives revenues from in-game virtual tokens and other virtual items in its game development operations. Once the users purchase virtual tokens or other virtual items through the Group’s own charging system, the Group has an implied obligation to provide the services which enable the virtual tokens or other virtual items to be displayed or used in the games. Thus, the Group initially records the proceeds received from the sales of virtual tokens and other virtual items as deferred revenue, and once they are consumed when the services are rendered to the respective paying players, the Group recognizes the attributable portion of the deferred revenue as revenue. For consumable virtual items representing items that are extinguished after consumption in the form of fixed charges levied on each round of games played, the Group recognizes revenue when the items are consumed and the related services are rendered, since the paying players will not continue to benefit from the virtual items thereafter. For durable virtual items that are accessible and beneficial to paying players over an extended period, the Group recognizes revenue ratably over the average life of durable virtual items for the applicable game, which the Group makes best estimates to be average playing period of paying players. The Group tracks each paying player’s log-in history to estimate the Average playing period of paying players. While the Group believes its estimates to be reasonable based on sufficient available paying player information, it may revise such estimates in the future as the games’ operation periods change or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of the average paying player life would be applied prospectively. The Group disposed of a group of components that engage in the mobile gaming services by sale on February 9, 2018, which is reported as discontinued operations for the years ended December 31, 2018 and 2017.

Sports information services

The Group offers a comprehensive sports information portal via a designated mobile application, which covers (i) real time soccer match information; and (ii) data-driven soccer match predictions generated by proprietary analysis engine. Users can also post free or pay-per-view contents such as proprietary observations and analyses on the sports information portal. The users pay for each information and data subscription at a fixed price, and the Group pays the original information providers a fixed percentage of total purchase amount. Revenue is recognized when users have access to the pay-per-view contents. The Group records the revenue on a net basis because the Group is not the primary obligor to provide the information, but acts as an agent in providing such purchase services. The Group acquired Shenzhen Caiyu Hudong Technology Co., Ltd. (“Shenzhen Caiyu”) to provide sports information service and disposed of Shenzhen Caiyu in November 2017, and continued to provide this information through the Group’s service offering named “Cai Xun Hao,” which was further ceased in March 2019.

Online spot commodity trading services

The Group provides online spot commodity trading services through the designated website and mobile application in Shenzhen Kaisheng. The Group provides customers with reliable online spot commodity trading for gold trade and delay products across PC and mobile devices. The Group processes customer orders through a commercial bank, and later formed a joint venture with Shenzhen Gold Exchange on May 11, 2018 to provide online spot commodity trading services. Trading commissions are received from the commercial bank based on the pre-determined commission fee rate and the total amount of the processed orders. The Group recognizes revenue at a point in time when an order has been successfully processed and began to generate an immaterial amount of revenue from trading commissions on the online spot commodity trading services since 2017.

Online gaming services

The Group also provides online lottery betting and online casino platforms through the Group’s designated website after the acquisition of TMG in July 2017. The Group earns difference between betting and winning for online lottery betting services and online casino platforms as revenues that are generated from the registered users. The registered users enter into certain terms and conditions when they first open their accounts with the Group. Lottery and Casino purchase orders are placed by users through the Group’s online platforms view website. Then the Group processes these orders. Prior to processing orders, users prepay all purchase amounts. The Group pays users prizes when there are any winnings attributable to users. The Group records revenues on a net basis by deducting the winning amounts from betting amounts. Revenue comprises the fair value of the consideration received for the provision of internet gaming in the ordinary course of the Group's activities, which is recognized when the outcome of an event is known.

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2017, 2018 and 2019, the Group recorded advance from customers balance of RMB4,477, RMB8,283 and RMB5,012 (US$720) respectively, which was included in “Accrued expenses and other current liabilities” on the accompanying consolidated balance sheets. RMB4,477 and RMB8,283 (US$1,190) of deferred revenue included in the opening balances of advance from customers was recognized during the years ended December 31, 2018 and 2019, respectively. The amounts were included in net revenues on the accompanying consolidated statements of comprehensive loss.

Leases

On January 1, 2019, the Group adopted Accounting Standards Update (ASU) 2016-02, Leases (together with all amendments subsequently issued thereto, “ASC Topic 842”), using the modified retrospective method. The Group elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Group elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among others, allows the Group to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Group elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Group recognizes lease expenses for such leases on a straight-line basis over the lease term.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Group’s incremental borrowing rate, on a secured basis. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

The primary impact of applying ASC Topic 842 is the initial recognition of approximately RMB 61,636 of operating lease liabilities, and approximately RMB 54,275 of corresponding right-of-use assets, on the Group’s consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC Topic 840, as well as enhanced disclosure of the Group’s leasing arrangements. There is no cumulative effect to retained earnings or other components of equity recognized as of January 1, 2019. The Group does not have finance lease arrangements as of December 31, 2019. All right-of-use assets are reviewed for impairment. The Group did not record any impairment on the right-of-use lease assets during the year ended December 31, 2019.

Income taxes

The Group follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date.

Interest and penalties arising from underpayment of income taxes are computed in accordance with the applicable tax law and is classified in the consolidated statements of comprehensive loss as income tax expense. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. In accordance with the provisions of ASC 740 (“ASC 740”), “Income taxes” the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit, determined on a cumulative probability basis, that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax position which is included in the “long-term payables” account is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits or liability ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

Share-based compensation

Share options and restricted shares granted to employees and directors

Share options and restricted shares granted to employees and directors are accounted for under ASC 718 (“ASC 718”), Compensation - Stock compensation. In accordance with ASC 718, the Group determines whether a share option or restricted shares should be classified and accounted for as an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Group recognizes compensation expense using the accelerated method for share options and restricted shares granted with graded vesting based on service conditions, provided that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the share options and restricted shares that are vested at that date.

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

Share options granted to non-employees

Prior to January 1, 2019, the Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, “Equity-based payment to non-employees”. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income (loss) on the grant date.

Starting January 1, 2019, the Group adopted ASU 2018-07 which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718. The adoption did not pose any impact to the Group’s retained earnings as all options granted to non-employees were full vested prior to the adoption.

The Group, with the assistance of an independent valuation firm, determined the fair values of the share options recognized in the consolidated financial statements. The binomial option pricing model is applied in determining the estimated fair value of the share options granted to employees and non-employees.

Earnings (loss) per share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC 260 (“ASC 260”), “Earnings Per Share”, using the two-class method. Under the provisions of ASC 260, basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income (loss) per share if their inclusion is anti-dilutive. Potential ordinary shares consist of unvested RSUs and the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of unvested RSUs and outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income (loss) per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income (loss) per share of Class B ordinary shares does not assume the conversion of those shares.

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

The Company treated the excess amount of redemption price of the redeemable noncontrolling interest over its fair value as being akin to a dividend, which indirectly affected in the calculation of loss available to ordinary shareholders of the Company used in the loss per share calculation.

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

For the Company's majority-owned subsidiaries and VIEs, noncontrolling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net loss” on the consolidated statements of comprehensive loss include the “net loss attributable to noncontrolling interests”. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company's consolidated balance sheets.

Short-term investments

Short-term investments of the Group are comprised of an investment in targeted asset management plan with fixed rate. The Group accounts for all highly liquid investments with original maturities of greater than three months, but less than 12 months, in accordance with ASC 320-10, “Investments—Debt and Equity Securities”, which are classified as short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

Long-term investments

The Group’s long-term investments consist of equity investments with and equity investments without readily determinable fair value and equity method investments.

Prior to adopting ASC Topic 321, Investments Equity Securities (“ASC 321”) on January 1, 2018, the Group carries at cost its investments in investees that do not have readily determinable fair value and over which the Group does not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments.

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

Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

As the Group’s investments in investees do not have readily determinable fair value and over which the Group does not have significant influence, when adopting ASC 321 on January 1, 2018, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. There was no effect on the Company’s consolidated financial statements subsequent to the adoption of ASC 321.

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 (“ASC 323”), “Investments-Equity Method and Joint Ventures”. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The equity method goodwill is not subsequently amortized and is not tested for impairment under ASC 350. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Group when determining whether an investment has been other-than-temporarily-impaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospect of the investee, and the Group’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

According to the above testing, impairment losses of RMB28,781, RMB149,896 and RMB22,353 (US$3,211) for the long-term investments were recognized during the years of 2017, 2018 and 2019, respectively.

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

Prior to the early adoption of ASU 2017-04, “Simplifying the Test for Goodwill Impairment”, on January 1, 2019, the Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2018 and 2017, the Group performed qualitative assessments for the reporting units. Based on the requirements of ASC 350-20, the Group evaluated all relevant factors, weighed all factors in their entirety and concluded that the fair value was greater than the carrying amount of the newly acquired entities, and further impairment testing on goodwill was unnecessary as of December 31, 2018 and 2017.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in fiscal years beginning after December 15, 2019. Early adoption is permitted. The Group early adopted the ASU 2017-04 on January 1, 2019.

As triggered by TMG’s temporary suspension of its operations in Sweden since January 2020, the Group performed qualitative and quantitative assessment in accordance with ASU 2017-04 and recognized an impairment loss of RMB129,752 (US$18,638) for goodwill arising from acquisition of TMG as of December 31, 2019.

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets or asset group, including property and equipment, intangible assets and right-of-use assets, with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

The Group provided an impairment loss of nil, nil and RMB181,845 (US$26,120) for intangible assets arising from acquisition of the Multi Group as of December 31, 2017, 2018 and 2019, respectively.

Fair value measurements

Financial instruments primarily include cash and cash equivalents, restricted cash, time deposits, investment in targeted asset management plan with fixed rate, prepayments and other receivables, equity security without readily determinable fair values, equity method investments, and accrued expense and other current liabilities. The Group carries the investment under the measurement alternative method and equity method on other-than-temporary basis. The carrying values of other financial instruments, approximate their fair values due to their short-term maturities.

The Group’s non-financial assets, including intangible assets, goodwill and fixed assets are measured at fair value when an impairment charge is recognized.

The Group applies ASC 820 (“ASC 820”), “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

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

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05 , ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the potential effect on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect any significant impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Group is currently evaluating the potential impacts of ASU 2019-12 on its consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities in the future as a result of the suspension of our online sports lottery sales services.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights and our brands. “500wan”, “500.com“, “fengkuangcaiqiu”, “youqiu”, “youqiubiying” “dashentuidan” “500.com caipiaozhan” and “500gold” are trademarks registered in the PRC, USA, UK, Hong Kong and Macau, respectively, which are owned by E-Sun Network, E-Sun Sky Network and 500wan HK Limited. We have registered 125 trademarks with the Trademark Office of the State Administration for Industry and Commerce of the PRC, registered 5 trademarks relating to “500.com” with United States Patent and Trademark Office, 5 trademarks relating to “500.com” with United Kingdom Intellectual Property Office, 5 trademarks relating to “500.com” with Japan Patent Office, 5 trademarks relating to “500.com” with Hong Kong Trade Marks Registry Intellectual Property Department, and 5 trademarks relating to “500wan” and 5 trademarks relating to “500.com“ with Macau Economic Services. We have also registered domain names including “500wan.com,” “500wan.com.cn,” “500wan.cn,” “500wan.net.cn,” and “500.com.” We own 88 software copyright registrations in PRC through Guangtiandi Technology, E-Sun Sky Computer and E-Sun Sky Network as of the date of this annual report mostly for our client software.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

	As of December 31, 2019
	(RMB)	(US$)
	(in thousands)
2020	19,206	2,759
2021	19,446	2,793
2022	14,009	2,012
Total	52,661	7,564
Less: imputed interest	(4,314)	(619)
Present value of lease liabilities	48,347	6,945

As of December 31, 2019, we did not have any long-term debt obligations or purchase obligations.

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shengwu Wu	47	Chairman
Bo Yu	52	Director
Qian Sun	47	Independent Director
Honghui Deng	51	Independent Director
Yu Wei	51	Independent Director
Wong, Yan Ki Angel	48	Independent Director
Qiang Yuan	47	Chief Financial Officer
Zhaofu Tian	45	Chief Technology Officer and Interim Chief Executive Officer

Mr. Shengwu Wu has served as our director and chairman of our board of directors from December 30, 2019. Mr. Wu has been global executive vice president of Tsinghua Unigroup and Chairman of Xiamen Unigroup Xue Co., Ltd since 2019. Prior to joining Tsinghua Unigroup, Mr. Wu was the deputy director of the Department of Electronic Information under the Ministry of Industry and Information Technology of the People’s Republic of China between 2016 and 2019, director of Haishu District, Ningbo between 2011 and 2016, director of Ningbo Information Industry Bureau between 2006 and 2011, deputy director of Yinzhou District, Ningbo between 2002 and 2006, and deputy chief of Yin County between 2000 and 2002. Mr. Wu received a Bachelor of Engineering degree from Tsinghua University in 1996, a Master of Laws degree from Tsinghua University in 2000, and a Ph.D. Degree in Public Administration from Huazhong University of Science and Technology in 2010.

Mr. Bo Yu has served as our director from January 20, 2017. Mr. Yu was the Company’s general counsel. Mr. Yu received a master’s degree in law from the University of Iowa, and a master’s degree in law and a bachelor’s degree in science from the University of Wuhan. Mr. Yu is admitted to the Bar of the State of Michigan.

Mr. Qian Sun has served as our director from October 21, 2013 and became our independent director in August 2016. Mr. Sun is a managing director of Sequoia Capital China, where he focuses on consumer and technology-related investment. Prior to joining Sequoia Capital China in 2006, Mr. Sun worked at General Atlantic from 2003 to 2005, focusing on technology-related growth investment in China. He also worked as a management consultant at Monitor Group in Hong Kong from 1997 to 1999. Mr. Sun received a BA degree in applied mathematics from Harvard College in 1997, an MBA from Harvard Business School and a J.D. from Harvard Law School in 2003.

Dr. Honghui Deng has served as our independent director since May 2011. Dr. Deng is also an independent director at Pacific Special Acquisition Corp., a company listed on NASDAQ from 2015 to 2019. Dr. Deng has served as a global fellow at the Institute of Innovation Creativity Capital (IC2) of the University of Texas at Austin since 2012. He is an adjunct professor Guanghua School of Management, Peking University, and an Adjacent Professor at the School Economics and Business Administration of The Chinese University of Hong Kong (Shenzhen). He is also a tenured professor at the Lee Business School of University of Nevada, Las Vegas. Dr. Deng was the founder and served as the chief executive officer of HHD Consulting Service LLC from 2003 to 2008. Dr. Deng has extensive consulting experiences for business firms on long-term strategy, finance and management. Dr. Deng is the organizing and program committee member as well as session chair of Workshop of e-Business (WeB), CSWIM. Dr. Deng served as co-president of the First DSI World Congress in Beijing 2016, which focused on the topic “Managing Big Data and Decision Making in a New Global Economy.” He is currently the Co-Editor-in-Chief of Journal of Electronic Commerce Research Special Issue. Dr. Deng received his Ph.D. in business administration from University of Texas at Austin in 2003.

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

Ms. Wong, Yan Ki Angel has served as our independent director from November 22, 2015. Ms. Wong has been admitted as a fellow member of the Institute of Financial Accountants in the United Kingdom since October 2003, full member of the Society of Registered Financial Planners in Hong Kong since November 2003, and full member of the Singapore Institute of Directors since October 2009. Ms. Wong has been also admitted as a member of The Hong Kong Institute of Directors since November 2014, fellow member of the Institute of Public Accountants (FIPA) in Australia since April 2015, founding member and life member of The Hong Kong Independent Non-Executive Director Association since October 2015 and fellow member of CPA Australia (FCPA) since May 2017. Ms. Wong has been the prior President and Executive Director of Advanced Capital Limited, a financial and management consulting group providing advice and services to listed companies and companies seeking IPOs. Ms. Wong obtained a Bachelor of Arts degree, majoring in international accounting, from Xiamen University in July 1994, a postgraduate certificate in professional accounting from the City University of Hong Kong in November 2000 and a MBA degree from Cheung Kong Graduate School of Business in PRC in October 2009.

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

Mr. Zhaofu Tian has served as our chief technology officer since October 2012 and has served as our interim chief executive officer since December 2019. Mr. Tian has over 12 years of experience in the information technology industry. From 2007 to 2009, Mr. Tian served as a director in Tencent Engineering. From 2001 to 2007, Mr. Tian worked in UTStarcom Shenzhen R&D Center. From 1997 to 1999, Mr. Tian worked in SONY Precise Devices (Huizhou) Co. Ltd. Mr. Tian received a bachelor’s degree from Harbin Institute of Technology in 1997, a master’s degree from Harbin Institute of Technology in 2001, and a Master of Business Administration degree from Hong Kong University of Science and Technology in 2011.

B.	Compensation

Compensation of Directors and Executive Officers

In 2019, the aggregate cash compensation to all our directors and our executive officers was RMB5.8 million (US$0.8 million). For share-based compensation, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We did not have any amount accrued in 2019 for pension, retirement or other similar benefits to our directors and our executive officers.

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

Share options:

Name	Number of Ordinary Shares Underlying Options	Exercise Price(1) (US$/Share)	Vesting Commencement Date	Date of Grant	Date of Expiration(1)
Bo Yu	*	1.00	June 19, 2016	June 19, 2014	June 19, 2021
		1.35	November 21, 2017	December 16, 2016	November 22, 2021
Qian Sun	*	1.00	November 22, 2014	June 19, 2014	November 22, 2021
		1.851	November 21, 2016	January 6, 2016	November 22, 2021
		1.35	November 21, 2017	December 16, 2016	November 22, 2021
Honghui Deng	*	1.00	November 22, 2014	June 19, 2014	November 22, 2021
		1.851	November 21, 2016	January 6, 2016	November 22, 2021
		1.35	November 21, 2017	December 16, 2016	November 22, 2021
Yu Wei	*	1.00	November 22, 2014	June 19, 2014	November 22, 2021
		1.851	November 21, 2016	January 6, 2016	November 22, 2021
		1.35	November 21, 2017	December 16, 2016	November 22, 2021
Wong, Yan Ki Angel	*	1.851	November 21, 2016	January 6, 2016	November 22, 2021
		1.35	November 21, 2017	December 16, 2016	November 22, 2021
Qiang Yuan	*	1.00	June 19, 2016	June 19, 2014	June 19, 2021
Zhaofu Tian	*	1.00	June 19, 2015	June 19, 2014	June 19, 2021
Directors and officers as a group	2,483,350	1.00
	400,000	1.851
	500,000	1.35
Other Individuals as a group	1,391,300	0.20
	1,441,350	0.40
	5,940,970	1.00
	200,000	1.851
	100,000	1.35
	200,000	2.545

Restricted shares:

Name	Number of Ordinary Shares	Vesting Commencement Date	Date of Grant	Date of Expiration
Directors and officers as a group	0
Other Individuals as a group	26,384,300

*	Options to purchase less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.

(1)	The exercise price of the options granted on April 8, 2011 was set by our board of directors at US$0.40 per share on the date of grant, and was adjusted to US$0.20 per share by our board of directors on June 8, 2012 as it believed the voluntary suspension would materially and adversely affect our revenues for 2012 and the fair value of our ordinary shares. The exercise price of options granted on June 19, 2014 was set by our board of directors at US$3.23 per share, which was equivalent to the market price of our publicly traded shares on the previous day, and was adjusted to US$1.00 per share by our board of directors on March 19, 2015 as it believed the suspension by provincial sports lottery administration centers to accept online lottery purchase orders would materially and adversely affect our revenues for 2015 and the fair value of our ordinary shares. The maturity dates of the remaining unexercised shares of options granted on June 19, 2014 was extended by our board of directors from June 19, 2017 to June 19, 2021 and November 22, 2018 to November 22, 2021, respectively. The maturity date of the remaining unexercised shares of options granted on January 6, 2016 was extended by our board of directors from November 22, 2018 to November 22, 2021. The maturity date of the remaining unexercised shares of options granted on December 16, 2016 was extended by our board of directors from November 22, 2019 to November 22, 2021. All the other terms of the options remain unchanged.

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

Option Exercise. The term of options granted under the 2011 share incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of ordinary shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

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

Termination and Amendment. Unless terminated earlier, our share incentive plan will expire after ten years. Our board of directors has the authority to amend or terminate our share incentive plan, subject to shareholder approval, to the extent necessary to comply with applicable laws. Shareholders’ approval is required for any amendment to the 2011 share incentive plan that (i) increases the number of ordinary shares available under the 2011 share incentive plan, or (ii) changes the maximum number of shares for which awards may be granted to any participant, or (iii) diminishes any of the rights of the participant under any award previously granted to such participant under the plan without such participant’s consent.

C.	Board Practices

Committees of the Board of Directors

Board of Directors

We currently have six directors, including four independent directors, on our board of directors. Our board of directors consists of an audit committee, a compensation committee, a nominating and corporate governance committee and a strategy committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Wong, Yan Ki Angel, Honghui Deng and Yu Wei. Wong, Yan Ki Angel is the chairman of our audit committee. Wong, Yan Ki Angel satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All three committee members satisfy the requirements for an “independent director” within the meaning of NYSE rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Bo Yu, Shengwu Wu, and Honghui Deng. Bo Yu is the chairman of our compensation committee. Honghui Deng satisfies the requirements for an “independent director” within the meaning of NYSE rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Bo Yu and Yu Wei. Bo Yu is the chairman of our nominating and corporate governance committee. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and executive officers and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Strategy Committee

Our strategic planning committee consists of Shengwu Wu and Qian Sun. Shengwu Wu is the chairman of our strategic planning committee. Our strategic planning committee assists the board of directors in designing the strategic plan of our business. Our strategic planning committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

We have six directors, four of whom are independent directors, on our board of directors. Any director on our board may be appointed or removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors, provided that any candidate for the vacancy or addition must be nominated by our nominating and corporate governance committee. Each of our directors holds office until he or she is removed by an ordinary resolution of shareholders or by a resolution of the board.

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

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 408, 282 and 171 employees as of December 31, 2017, 2018 and 2019, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2019.

Function	Number of employees
Management and Administration	6
Sales, Marketing and Website Operation	43
Service and User Support	5
Technology and Product Development	74
Administrative Support	43
Total	171

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 430,014,792 Class A ordinary shares and 99 Class B ordinary shares.

	Shares Beneficially Owned		Percentage of Votes Held
	Number	Percent	Percent
Directors and Executive Officers:
Shengwu Wu	*	*	*
Bo Yu	*	*	*
Qian Sun	*	*	*
Honghui Deng	*	*	*
Yu Wei	*	*	*
Wong, Yan Ki Angel	*	*	*
Qiang Yuan	*	*	*
Zhaofu Tian	*	*	*

Principal Shareholders:
Tsinghua Unigroup International Co., Ltd.(1)	140,141,810	32.59%	32.59%
Sequoia Capital 2010 CGF Holdco, Ltd.(2)	35,042,735	8.15%	8.15%

The business address of our directors and executive officers is 12F, West Side, Block B, Building No. 7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen 518115, People’s Republic of China.

*	Less than 1% of our outstanding ordinary shares.

(1)	represents (i) 63,500,500 Class A ordinary shares, and (ii) 6,816,049 ADSs which represent 68,160,490 Class A ordinary shares, owned by Tsinghua Unigroup International Co., Ltd. (iii) 827,356 ADSs which represent 8,273,560 Class A ordinary shares, owned by Unis Technology Strategy Investment Limited. The address of Tsinghua Unigroup International Co., Ltd. is Floor 6, Unis Plaza, Tsinghua Science Park, Haidian District, Beijing, China.

(2)	represents (i) 5 Class B ordinary shares, and (ii) 3,504,273 Restricted ADSs which represent 35,042,730 Class A ordinary shares, owned by Sequoia Capital 2010 CGF Holdco, Ltd. Sequoia Capital 2010 CGF Holdco, Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd., Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.

As of the date of this annual report, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

Please refer to “— B. Compensation—Compensation of Directors and Executive Officers — Share Incentive Plans” above for information regarding options, restricted shares and other share-based awards granted to our employees, directors and consultants.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Non-Interest-Bearing Borrowings from Related Parties

Historically, we extended loans to certain directors and entities controlled by certain directors, executive officers and a principal shareholder of our company. As of December 31, 2017, 2018 and 2019, there were no outstanding balance due from these related parties.

Interest-Bearing Borrowings from other Related Parties

In June 2019, E-Sun Sky Network provided a loan to Loto Interactive Information Technology (Shenzhen) Limited, a subsidiary of Loto Interactive, in an amount of RMB10.0 million (US$1.4 million) and bearing an interest rate of 4.35%. E-Sun Sky Network also entered into a service management contract with Loto Interactive Information Technology (Shenzhen) Limited during 2019. In 2019 we generated interest income of RMB0.2 million (US$0.03 million) from the loan agreement, and we generated revenue of RMB0.3 million (US$0.04 million) from the service management contract, which revenue was recorded as other operating income. As of December 31, 2019, a total of RMB10.4 million (US$1.5 million) was due from Loto Interactive Information Technology (Shenzhen) Limited under the loan agreement and service management contract, and such amount was recorded in our consolidated balance sheet.

Reorganization and Private Placement

See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—Organizational Structure.”

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

Legal and Administrative Proceedings

Please refer to “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiary. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserve fund is not distributable as loans, advances or cash dividends. The reserve fund can only be used for specific purposes and are not transferable to the Company’s parent in the form of loans, advances or dividends. See “Item 3. Key Information—D. Risk Factors—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the NYSE since November 22, 2013 under the symbol “WBAI.”

As of the date of this annual report, a total of 43,001,479 ADSs representing 430,014,792 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the NYSE since November 22, 2013 under the symbol “WBAI.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013. Our shareholders adopted our second amended and restated memorandum and articles of association by unanimous resolutions upon the completion of our initial public offering on November 22, 2013. The second amended and restated memorandum and articles of association was further amended by a special resolution passed on December 30, 2016.

C.	Material Contracts

In connection with our acquisition of a 93% equity interest in TMG in 2017, we entered into a shareholders’ agreement with Helmet Limited, or Helmet, which owns the remaining 7% equity interest (post-acquisition). Pursuant to this shareholders’ agreement, if Thomas Biro resigns from his employment with TMG, or his employment is terminated for whatever reason, Helmet has the right to request that we, on one occasion, purchase all or some of the TMG shares then held by Helmet. This right is exercisable within one year from the aforementioned resignation. However, such right is not exercisable if Mr. Biro resigns before December 31, 2018. When the notice to exercise such right is delivered, we and Helmet shall, within 30 business days, establish a fair market value as the purchase price for the TMG shares subject to sale. If both parties fail to reach an agreement during such period, the fair market value of those TMG shares will be decided by an independent valuation expert appointed by both parties. If the parties are not able to decide on an independent valuation expert, such expert shall be appointed in accordance with the dispute resolution provisions under the shareholders’ agreement. As of the date of this annual report, we have received the redemption notice from Helmet, which requested the Company to repurchase the 7% equity interest held by Helmet at a redemption price of EUR3,745,000, On April 10, 2020, we reached a settlement agreement to purchase the 7% equity interest in TMG held by Helmet at a final redemption price of EUR1,900,000. We fully paid this final redemption price on April 20, 2020. We adjusted the carrying amount of the 7% redeemable noncontrolling interest to equal to the final redemption amount of EUR1,900,000 as of December 31, 2019. See “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

We have not entered into any other material contracts, other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation of Our Industry.”

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

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, were last amended on December 29, 2018. The EIT Law and its implementation regulations impose a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and levies a withholding tax rate of 10% on dividends payable by Chinese subsidiaries to their non-PRC enterprise shareholders except with respect to any such non-PRC enterprise shareholder whose jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and assets of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under the laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require us to be treated as a PRC tax resident enterprise. We do not currently consider our company to be a PRC tax resident enterprise. However, if the Chinese tax authorities disagree with our assessment and determine that we are a PRC tax resident enterprise, we may be subject to a 25% enterprise income tax on our global income.

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

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for 2019 for United States federal income tax purposes, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2020 or future taxable years.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash is generally treated as an asset that produces passive income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and our consolidated affiliated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, given the recent volatility in the market value of our ADSs, there is a heightened risk that a decrease in the price of our ADSs may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the RMB exchange rate regime and increase the flexibility of the exchange rate, and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar in 2014. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market makers who submit for reference rates to consider the previous day’s closing spot rate, foreign exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 4.68% against the U.S. dollar, and in 2016, the value of the Renminbi further depreciated approximately 7.09% against the U.S. dollar. However, the value of Renminbi appreciated approximately 5.81% against the U.S. dollar in 2017, while the value of the Renminbi depreciated approximately 5.04% and 4.10% against the U.S. dollar in 2018 and 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2018, we had Renminbi denominated cash and cash equivalents, time deposits, restricted cash and short-term investments of RMB178.4 million, EUR denominated cash and cash equivalents of EUR2.4 million, and U.S. dollar denominated cash and cash equivalents of US$48.8 million. Assuming we had converted RMB178.4 million into U.S. dollars at the exchange rate of RMB6.8755 for US$1.00 and EUR2.4 million into U.S. dollars at the exchange rate of EUR0.8729 for US$1.00 as of the end of 2018, our total U.S. dollar cash balance would have been US$77.5 million. If the Renminbi and EUR had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$74.9 million.

As of December 31, 2019, we had Renminbi denominated cash and cash equivalents, time deposits and restricted cash of RMB193.4 million, EUR denominated cash and cash equivalents and restricted cash of EUR1.5 million, and U.S. dollar denominated cash and cash equivalents, restricted cash and time deposits of US$25.7 million. Assuming we had converted RMB193.4 million into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00 and EUR1.5 million into U.S. dollars at the exchange rate of EUR0.8907 for US$1.00 as of the end of 2019, our total U.S. dollar cash balance would have been US$55.2 million. If the Renminbi and EUR had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$52.5 million.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.6% in 2017, 2.1% in 2018 and 2.9% in 2019. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

As of December 31, 2019, approximately RMB827.9 million (US$118.9 million) of the net proceeds from our public offerings has been used for capital expenditures.

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

Based upon the evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the report that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a 15(c) of the Exchange Act, based on criteria established in the framework in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Our independent registered public accounting firm, MaloneBailey, LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-1 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

The Company adopted the new leases standard ASC 842, “Leases” on January 1, 2019, using a modified retrospective approach. In order to accurately identify and recognize the operating lease, the Company has implemented new procedures of internal control over the adoption of ASC 842, such as training provided to employees and analysis of the Group’s lease contracts in accordance with the new leases standard to determine its impact on the Company’s consolidated financial statements. Other than the aforementioned procedures, there were no other changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Wong, Yan Ki Angel, an independent director within the meaning of Section 303A of the NYSE Listed Company Manual, and the chairman of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP, our former independent registered public accounting firm, for the years ended December 31, 2018 and 2019, respectively. Fees for certain professional services rendered by MaloneBailey, LLP, our current independent registered public accounting firm, have been incurred and are expected to be reflected in the year ending December 31, 2020.

	For the Years Ended December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	3,418	3,276	471
Audit related fees(2)	1,235	1,044	150
Total	4,653	4,320	621

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered for the audits of our annual consolidated financial statements.
(2)	Audit-related fees include the aggregate fee billed in each of the fiscal year for interim review, agreed-upon procedures performed in relation to interim financial information, professional services associated with SEC filings.

The policy of our audit committee is to pre-approve all audit and non-audit services, such as audit-related, tax and other services, as provided by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2015, our board of directors approved a share repurchase program, which provided authorization to purchase up to US$30 million worth of our outstanding ADSs. Under this plan, in 2015, we purchased approximately 122,000 ADSs (equivalent to 1,220,000 of our ordinary shares) with a total consideration of approximately US$1.43 million. In 2016, we purchased approximately 114,153 ADSs (equivalent to 1,141,532 of our ordinary shares) with a total consideration of approximately US$17.24 million. In 2017, we purchased approximately 260,200 ADSs (equivalent to 2,602,000 of our ordinary shares) with a total consideration of approximately US$3.0 million. We did not repurchase any ADSs in 2019, being the period covered by this annual report.

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

During each of the fiscal years ended December 31, 2015 and 2016 and the subsequent period prior to our engagement of Friedman LLP, neither we nor anyone on our behalf consulted Friedman LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Friedman LLP or a reportable event.

During each of the fiscal years ended December 31, 2015 and 2016 and the subsequent period prior to our engagement of Friedman LLP, we have not obtained any written report or oral advice that Friedman LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

On September 23, 2020, Friedman LLP resigned as auditor of the Company.

The Company appointed MaloneBailey, LLP on September 27, 2020 to conduct an audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2019 and effectiveness of its internal control over financial reporting as of December 31, 2019, and to re-audit the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2017 and 2018. Pursuant to the Company’s articles of association, the decision to appoint a new auditor was unanimously approved by the directors of the Company, including all members of the Company’s Audit Committee, on September 27, 2020.

Friedman LLP elected to resign as the auditors of the Company because of the disagreement with the management of the Company on the effectiveness of the Company’s internal control over financial reporting in light of certain alleged unlawful payments (“Payments”) by three former consultants while they were engaged by the Company in connection with the potential development of an integrated casino resort project in Japan. The Company is not involved in any legal proceeding in Japan but has treated the allegations seriously. As announced by the Company in its December 31, 2019 and January 16, 2020 press releases furnished to the SEC on Form 6-K, the Special Investigation Committee (“SIC”) of the Company’s Board of Directors engaged King & Wood Mallesons (“KWM”) to investigate the money transfers and the related conduct of the Company’s Japanese consultants.

As of September 28, 2020, KWM had completed a substantial portion of its investigation, and presented a preliminary review to the SIC. The SIC, after considering KWM’s findings, did not identify any violation of the U.S. Foreign Corrupt Practices Act of 1977 by the Company in connection with the Payments or the Company’s prior activities in Japan, which view was shared with Friedman LLP. The SIC was also in the process of reviewing the Company’s compliance policies, procedures and internal controls based on the recommendations from KWM, and the Company had updated and will continue to enhance its policies, procedures and internal controls as appropriate. Regardless, Friedman LLP determined that the Payments may have reflected material weakness in relation to internal controls of the Company. Friedman LLP further advised us on September 23, 2020 that because some of the Payments had occurred in 2017 and 2018, the allegedly unlawful purpose of which was not known to Friedman LLP at the date of the audit reports relating to the Company’s consolidated financial statements for the years ended December 31, 2017 and 2018. Accordingly, the integrated audit reports issued by Friedman LLP on the Company’s consolidated financial statements for fiscal years ended December 31, 2017 and 2018 should no longer be relied upon.

The Company’s Audit Committee discussed the issue with Friedman LLP, and it does not agree with Freidman’s conclusion. The Audit Committee is not aware of any information suggesting that the relevant audit reports are inaccurate or misleading. Friedman LLP’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2017 and 2018 do not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

During Friedman LLP’s term as the Company’s independent auditors, except for the above-mentioned disagreement, Friedman LLP did not have any other disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman LLP, would have caused Friedman LLP to make reference to the subject matter of the disagreements in connection with its audit reports. During each of the fiscal years ended December 31, 2017 and 2018, there have been no other reportable events requiring disclosures, as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company announced the resignation of Friedman LLP and the appointment of MaloneBailey, LLP in a press release, dated September 28, 2020, which included the above statements. On the same date, the Company filed the press release as Exhibit 99.1 to a Current Report on Form 6-K. We provided a copy of the above statements to Friedman LLP and requested that Friedman LLP furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. The copy of the letter from Friedman LLP addressed to the SEC, dated September 28, 2020, was filed as Exhibit 16.1 to the Current Report on Form 6-K, and is incorporated by refererence into this annual report.

On October 7, 2020, the Company announced that the SIC of the Company’s Board completed its internal investigation. See “Item 4. Information on the Company—A. History and Development of the Company—COVID-19 Relief and Late Filing” and “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings.”

During each of the fiscal years ended December 31, 2017 and 2018 and the subsequent period prior to our engagement of MaloneBailey, LLP neither we nor anyone on our behalf consulted MaloneBailey, LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Friedman or a reportable event.

During each of the fiscal years ended December 31, 2017 and 2018 and the subsequent period prior to our engagement of MaloneBailey, LLP, we have not obtained any written report or oral advice that MaloneBailey, LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

ITEM 16G. CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Corporate Governance Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.       FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.3 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

2.4*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1	Registrant’s 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.2	Form of Employment Agreement with the Registrant’s executive officers (incorporated by reference to Exhibit 10.2 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers, (incorporated by reference to Exhibit 10.3 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.4	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and E-Sun Network as of June 1, 2011 (incorporated by reference to Exhibit 10.4 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.5	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Guangtiandi Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.23 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.6	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.24 from the F-1 registration statement (File No. 333--191844), as amended, initially filed with the Commission on October 22, 2013)

4.7	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.25 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.8	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.27 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.9	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.28 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.10	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Youlanguang Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.30 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.11	English translation of Service Agreement with Jiangxi Sports Lottery Administration Center, dated January 1, 2011 (incorporated by reference to Exhibit 10.37 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.12	English translation of Exclusive Business Cooperation Agreement entered into by E-Sun Sky Computer and E-Sun Sky Network (incorporated by reference to Exhibit 10.38 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.13	Supplementary Agreement entered into by and among E-Sun Sky Computer, Wang Ying, Guangtiandi Technology and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.39 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.14	Confirmation Letter executed by Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.43 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

4.15	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Wang Ying as of December 28, 2013 (incorporated by reference to Exhibit 4.40 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.16	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Liangdong as of December 28, 2013 (incorporated by reference to Exhibit 4.41 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.17	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Wang Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.50 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015

4.18	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among 500.com Limited, Yuan Liangdong and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.51 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2015)

4.19	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.63 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.20	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.64 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.21	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.65 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.22	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.66 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.23	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on November 18, 2015 (incorporated by reference to Exhibit 4.67 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.24	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Yu Bo and Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.68 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.25	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Yu Bo, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.69 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.26	English translation of Irrevocable Power of Attorney executed by Yu Bo on November 18, 2015 (incorporated by reference to Exhibit 4.70 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.27	English translation of Irrevocable Power of Attorney executed by Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.71 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.28	English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.72 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.29	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.73 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.30	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.74 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.31	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.75 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.32	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.76 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.33	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on December 20, 2015 (incorporated by reference to Exhibit 4.77 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.34	English translation of Financial Support Agreement entered into by and among 500.com Limited, E-Sun Sky Computer, Zhang Han and Zhang Jing on December 22, 2015 (incorporated by reference to Exhibit 4.78 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.35	English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.79 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.36	English translation of Irrevocable Power of Attorney executed by Zhang Han on December 20, 2015 (incorporated by reference to Exhibit 4.80 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.37	English translation of Irrevocable Power of Attorney executed by Zhang Jing on December 20, 2015 (incorporated by reference to Exhibit 4.81 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2016)

4.38	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Shenzhen E-Sun Network Co., Ltd. and Zhang Han on July 3, 2017 (incorporated by reference to Exhibit 4.99 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.39	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Shenzhen E-Sun Network Co., Ltd. and Yu Bo on July 3, 2017 (incorporated by reference to Exhibit 4.98 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.40	English translation of Undertaking Letter executed by Pan Zhengming as a legal representative of 500wan HK Limited on July 3, 2017 (incorporated by reference to Exhibit 4.83 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.41	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer (Shenzhen) Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.100 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.42	English translation of Exclusive Call Option Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.87 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.43	English translation of Shareholders’ Voting Rights Proxy Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.88 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.44	English translation of Equity Pledge Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.89 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.45	English translation of Entrusted Management Agreement entered into by and between Qfun Information Technology (Shenzhen) Co., Ltd. and Shenzhen Qfun Internet Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.90 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.46	English translation of Undertaking Letter from Qufan Internet Technology (HK Limited) regarding the grant of consent or instructions to Qufan Information Technology (SZ) Co., Ltd. with respect to the exercise of rights in accordance with the instructions of QUFAN Internet Technology INC. on January 10, 2017 (incorporated by reference to Exhibit 4.91 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.47	English translation of confirmation letter executed by Qufan Internet Technology (SZ) Co, Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.92 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.48	Share Purchase Agreement entered into by and among 500.com Limited and certain selling shareholders on May 26, 2017 regarding The Multi Group Ltd. (incorporated by reference to Exhibit 4.93 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.49	Shareholder’s Agreement entered into by and between 500.com Limited and Helmet Limited on May 26, 2017 regarding The Multi Group Ltd. (incorporated by reference to Exhibit 4.94 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.50	Sale and Purchase Agreement entered into by and between 500.com Limited and Melco LottVentures Holdings Limited on June 6, 2017 regarding MelcoLot Limited (incorporated by reference to Exhibit 4.95 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.51	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.96 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.52	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.97 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.53	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.98 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.54	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.99 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.55	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer (Shenzhen) Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.100 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.56	English translation of Financial Support Agreement by and among 500.Com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Zhang Han on July 3, 2017 (incorporated by reference to Exhibit 4.101 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.57	English translation of Shareholder’s Voting Power Assignment Agreement by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo, Zhang Han and Shenzhen E-Sun Network Co, Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.102 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.58	English translation of Power of Attorney executed by Yu Bo on July 3, 2017 (incorporated by reference to Exhibit 4.103 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018)

4.59	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen Youlanguang Technology Co., Ltd. on January 10, 2018

4.60	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Shenzhen Youlanguang Technology Co., Ltd. on January 10, 2018

4.61	English translation of Undertaking Letter executed by Pan Zhengming as a legal representative of 500wan HK Limited on January 10, 2018

4.62	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer (Shenzhen) Co., Ltd. on January 10, 2018

4.63	English translation of Financial Support Agreement by and among 500.Com Limited, E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Yu Bo on January 10, 2018

4.64	English translation of Shareholder’s Voting Power Assignment Agreement by and among 500.Com Limited, Zhang Han, Yu Bo and E-Sun Sky Computer (Shenzhen) Co., Ltd. on January 10, 2018

4.65	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen Youlanguang Science and Technology Co., Ltd. on January 10, 2018

4.66	English translation of Power of Attorney executed by Yu Bo on January 10, 2018

4.67	English translation of Power of Attorney executed by Zhang Han on January 10, 2018

8.1*	List of Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from the F-1 registration statement (File No. 333-191844), as amended, initially filed with the Commission on October 22, 2013)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of MaloneBailey, LLP

15.3*	Opinion of Grandall Law Firm

16.1	Letter dated September 28, 2020 of Friedman LLP, as required by Item 16F of Form 20-F (incorporated by reference to Exhibit 16.1 to our Current Report on Form 6-K filed with the Securities and Exchange Commission on September 28, 2020)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*       Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

500.COM LIMITED

	By:	/s/ Zhaofu Tian
Name: Zhaofu Tian
Title: Interim Chief Executive Officer

Date: December 11, 2020

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

500.COM LIMITED

December 31, 2017, 2018 and 2019

500.COM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of

500.com Limited

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of 500.com Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2019, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that responds to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company's auditor since 2020.
Houston, Texas
December 11, 2020

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2017	As of December 31,2018	As of December 31,2019	As of December 31,2019
		RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		477,005	435,133	361,220	51,886
Restricted cash		1,238	1,254	4,576	657
Time deposits		-	-	23,849	3,426
Short-term investments	6	100,000	100,000	-	-
Amounts due from a related party	16	-	-	10,401	1,494
Prepayments and other receivables	7	91,577	65,198	30,280	4,349
Current assets for discontinued operations	4	67,202	-	-	-
Total current assets		737,022	601,585	430,326	61,812

Non-current assets:
Property and equipment, net	8	105,502	97,195	64,112	9,209
Intangible assets, net	9	243,261	214,962	4,505	647
Goodwill	5	129,752	129,752	-	-
Deposits		5,750	5,152	5,388	774
Long-term investments	6	347,073	194,375	152,954	21,970
Right-of-use assets	10	-	-	36,607	5,258
Other non-current assets		6,257	3,563	1,887	271
Non-current assets for discontinued operations	4	179,942	-	-	-
Total non-current assets		1,017,537	644,999	265,453	38,129

TOTAL ASSETS		1,754,559	1,246,584	695,779	99,941

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable (including accrued payroll and welfare payable of the consolidated VIEs without recourse to 500.com Limited of RMB9,875, RMB7,854 and RMB4,830 (US$694) as of December 31, 2017, 2018 and 2019, respectively)		11,855	9,779	6,879	988
Operating lease liabilities – current (including operating lease liabilities – current of the consolidated VIEs without recourse to 500.com Limited of nil, nil and RMB13,698 (US$1,968) as of December 31, 2017, 2018 and 2019, respectively)	10	-	-	16,672	2,395
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to 500.com Limited of RMB51,658, RMB54,200 and RMB36,087 (US$5,183) as of December 31, 2017, 2018 and 2019, respectively)	11	146,233	88,149	51,398	7,381
Income tax payable (including income tax payable of the consolidated VIEs without recourse to 500.com Limited of RMB615, RMB1,313 and RMB1,525 (US$219) as of December 31, 2017, 2018 and 2019, respectively)		2,223	1,766	2,213	318
Current liabilities for discontinued operations	4	15,626	-	-	-
Total current liabilities		175,937	99,694	77,162	11,082

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Notes	As of December 31,2017	As of December 31,2018	As of December 31,2019	As of December 31,2019
		RMB	RMB	RMB	US$
Non-current liabilities:
Long-term payables (including long-term payables of the consolidated VIEs without recourse to 500.com Limited of RMB27,673, RMB4,196 and RMB 2,965 (US$426) as of December 31, 2017, 2018 and 2019, respectively)		27,785	4,196	2,965	426
Operating lease liabilities - non-current (including operating lease liabilities - non-current of the consolidated VIEs without recourse to 500.com Limited of nil, nil and RMB 31,675 (US$4,550) as of December 31, 2017, 2018 and 2019, respectively)	10	-	-	31,675	4,550
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to 500.com Limited of nil, nil and nil as of December 31, 2017, 2018 and 2019, respectively)	13	6,754	7,744	59	8
Non-Current liabilities for discontinued operations	4	12,721	-	-	-
Total non-current liabilities		47,260	11,940	34,699	4,984

TOTAL LIABILITIES		223,197	111,634	111,861	16,066

Commitments and contingencies	17

Redeemable noncontrolling interest	5	22,052	29,388	14,849	2,133

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2017, 2018 and 2019; 333,787,552, 350,804,532 and 420,001,792 shares issued and outstanding as of December 31, 2017, 2018 and 2019, respectively	19	115	121	145	21
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2017, 2018 and 2019; 74,400,299, 74,400,299 and 10,000,099 shares issued and outstanding as of December 31, 2017, 2018 and 2019, respectively	19	28	28	6	1
Additional paid-in capital	19	2,295,111	2,431,924	2,547,293	365,896
Treasury shares		(143,780)	(143,780)	(143,780)	(20,653)
Accumulated other comprehensive income		116,051	137,736	141,484	20,323
Accumulated deficit and statutory reserve	12	(857,751)	(1,309,424)	(1,960,692)	(281,636)
Total 500.com Limited shareholders’ equity		1,409,774	1,116,605	584,456	83,952
Noncontrolling interests		99,536	(11,043)	(15,387)	(2,210)
Total shareholders' equity		1,509,310	1,105,562	569,069	81,742

TOTAL LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY		1,754,559	1,246,584	695,779	99,941

The accompanying notes are an integral part of the consolidated financial statements

500.COM LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

	Notes	For the years ended December 31,
		2017	2018	2019	2019
		RMB	RMB	RMB	US$
Net Revenues		71,858	126,089	39,688	5,701
Operating costs and expenses:
Cost of services		(37,483)	(80,017)	(59,410)	(8,534)
Sales and marketing		(63,295)	(92,465)	(42,445)	(6,097)
General and administrative		(224,321)	(251,384)	(223,758)	(32,141)
Service development		(58,592)	(61,909)	(48,614)	(6,983)
Total operating expenses		(383,691)	(485,775)	(374,227)	(53,755)
Other operating income		1,204	12,638	6,788	975
Government grant		6,789	7,620	3,504	503
Other operating expenses		(34,691)	(5,060)	(6,995)	(1,005)
Impairment of intangible assets		-	-	(181,845)	(26,120)
Impairment of goodwill		-	-	(129,752)	(18,638)
Operating loss from continuing operations		(338,531)	(344,488)	(642,839)	(92,339)
Other income/(expenses), net		821	(43)	455	65
Interest income		20,032	15,308	13,448	1,932
Loss from equity method investments	6	(2,128)	(15,025)	(10,639)	(1,528)
Impairment of long-term investments	6	(28,781)	(149,896)	(22,353)	(3,211)
Gain from disposal of subsidiaries		5,477	2,805	-	-
Changes in fair value of contingent considerations		(2,384)	-	-	-
Loss before income taxes from continuing operations		(345,494)	(491,339)	(661,928)	(95,081)
Income taxes benefits	13	14,025	19,602	7,642	1,098
Net loss from continuing operations		(331,469)	(471,737)	(654,286)	(93,983)
Income from discontinued operations, net of income taxes	4	15,327	2,183	-	-
Gain on disposal of discontinued operations, net of income taxes	4	-	10,160	-	-
Net income from discontinued operations, net of income taxes		15,327	12,343	-	-
Net loss		(316,142)	(459,394)	(654,286)	(93,983)
Net loss from continuing operations attributable to noncontrolling interest and redeemable noncontrolling interest		(6,734)	(8,820)	(3,018)	(434)
Net income from discontinued operations attributable to noncontrolling interest		7,691	1,099	-	-
Less: Net income (loss) attributable to the noncontrolling interest		1,524	(4,486)	(3,018)	(434)
Less: Net loss attributable to redeemable noncontrolling interest		(567)	(3,235)	-	-
Net loss attributable to 500.com Limited		(317,099)	(451,673)	(651,268)	(93,549)
Other comprehensive income (loss):
Share of other comprehensive loss of an equity method investee		-	-	(3,986)	(573)
Foreign currency translation (loss) gain		(55,781)	23,023	6,408	920
Unrealized loss on available for sale investments		(733)	-	-	-
Other comprehensive (loss) income, net of tax		(56,514)	23,023	2,422	347
Comprehensive loss		(372,656)	(436,371)	(651,864)	(93,636)
Less: Comprehensive income (loss) attributable to redeemable noncontrolling interest and noncontrolling interest		981	(6,383)	(4,344)	(624)
Comprehensive loss attributable to 500.com Limited		(373,637)	(429,988)	(647,520)	(93,012)

Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:	18
Net loss from continuing operations		(0.80)	(1.13)	(1.52)	(0.22)
Net income from discontinued operations		0.02	0.03	-	-
Net loss		(0.78)	(1.10)	(1.52)	(0.22)
Losses per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)-Basic and Diluted	18
Net loss from continuing operations		(7.95)	(11.28)	(15.20)	(2.18)
Net income from discontinued operations		0.19	0.27	-	-
Net loss		(7.76)	(11.01)	(15.20)	(2.18)
Weighted average number of Class A and Class B ordinary shares outstanding:	18
Basic		408,310,122	418,911,292	428,586,305	428,586,305
Diluted		408,310,122	418,911,292	428,586,305	428,586,305

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flow from operating activities
Net loss	(316,142)	(459,394)	(654,286)	(93,983)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of right-of-use assets	-	-	17,668	2,538
Depreciation of property and equipment	13,400	31,069	32,017	4,599
Amortization of intangible assets	26,102	32,910	29,369	4,219
Deferred tax (benefit) expense	405	(6)	(7,642)	(1,098)
Share-based compensation	91,143	108,628	79,275	11,387
Losses on disposal of property and equipment	171	-	-	-
Impairment of intangible assets	-	-	181,845	26,120
Impairment of goodwill	-	-	129,752	18,638
Impairment of long-term investments	28,781	149,896	22,353	3,211
Provision for bad debt	1,500	-	20,253	2,909
Loss from equity method investments	2,128	15,025	10,639	1,528
Investment income from short-term investments	-	(6,118)	(3,016)	(433)
Gain on disposal of subsidiaries	(5,477)	(12,965)	-	-
Changes in operating assets and liabilities:
Prepayments and other receivables	(29,306)	18,207	15,722	2,258
Deposits	46	612	(236)	(34)
Other non-current assets	-	-	1,676	241
Operating lease liabilities	-	-	(13,289)	(1,909)
Accrued expenses and other current liabilities	11,619	(1,395)	(21,429)	(3,078)
Accrued payroll and welfare payable	413	(1,800)	(2,900)	(417)
Long-term payables	(19,623)	(24,690)	(1,258)	(181)
Income tax payable	(2,133)	(224)	447	64
Net cash used in operating activities	(196,973)	(150,245)	(163,040)	(23,421)

Cash flows from investing activities
Acquisition of property and equipment	(72,892)	(35,623)	(3,757)	(540)
Acquisition of intangible assets	(2,142)	(1,053)	-	-
Disposal of subsidiaries and VIEs, net of cash disposed	71,820	23,683	-	-
Acquisition of other long-term investments	(302,317)	(11,059)	-	-
Cash paid for business combination, net of cash	(387,505)	-	-	-
Cash paid for short-term investments	(20,000)	-	-	-
Cash distribution from short-term investments	-	6,118	3,016	433
Cash paid for time deposits	-	-	(160,730)	(23,087)
Cash received from return of time deposits	804,692	-	137,264	19,717
Cash received from return of short-term investments	-	-	100,000	14,364
Cash received from return of other long-term investments	-	7,593	6,488	932
Proceeds from disposal of property and equipment	3,536	-	155	22
Proceeds from disposal of other long-term investments	-	5,843	-	-
Loans provided to a related party	-	-	(10,000)	(1,436)
Loans provided to third parties	-	(10,009)	(7,877)	(1,131)
Repayment of loans provided to third parties	-	5,021	5,274	758
Net cash provided by (used in) investing activities	95,192	(9,486)	69,833	10,032

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from the exercise of share-based awards	5,583	41,473	17,105	2,457
Repurchase of ordinary shares	(17,283)	-	-	-
Withdrawal of prepayment for share repurchase	-	13,318	-	-
Net cash (used in) provided by financing activities	(11,700)	54,791	17,105	2,457
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(43,224)	21,226	5,511	792
Net decrease in cash, cash equivalents and restricted cash	(156,705)	(83,714)	(70,591)	(10,140)
Cash, cash equivalents and restricted cash at beginning of the year	676,806	520,101	436,387	62,683
Cash, cash equivalents and restricted cash at end of the year	520,101	436,387	365,796	52,543

Supplemental disclosures of cash flow information:
Income tax paid	(8,931)	-	-	-
Interest received	19,416	16,000	12,733	1,829

The accompanying notes are an integral part of the consolidated financial statements.

500.COM LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	500.com Limited shareholders
	Number of Class A ordinary shares	Number of Class B ordinary shares	Ordinary shares	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated deficit and statutory reserve	Noncontrolling interests	Total shareholders’ equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	335,494,792	74,400,299	143	2,198,385	(123,258)	172,589	(538,328)	98,512	1,808,043

Disposal of VIE	-	-	-	-	-	-	(2,324)	(500)	(2,824)
Net (loss) income for the year	-	-	-	-	-	-	(317,099)	1,524	(315,575)
Foreign currency translation loss	-	-	-	-	-	(55,805)	-	-	(55,805)
Change in fair value of available for sale investments	-	-	-	-	-	(733)	-	-	(733)
Issuance of ordinary shares from exercise of share-based awards	894,760	-	-	5,583	-	-	-	-	5,583
Repurchase of ordinary shares	(2,602,000)	-	-	-	(20,522)	-	-	-	(20,522)
Share-based compensation	-	-	-	91,143	-	-	-	-	91,143

Balance as of December 31, 2017	333,787,552	74,400,299	143	2,295,111	(143,780)	116,051	(857,751)	99,536	1,509,310
Disposal of VIE	-	-	-	-	-	-	-	(107,419)	(107,419)
Adjustment to redemption value of redeemable noncontrolling interest	-	-	-	(10,559)	-	-	-	-	(10,559)
Net loss for the year	-	-	-	-	-	-	(451,673)	(4,486)	(456,159)
Foreign currency translation gain	-	-	-	-	-	21,685	-	1,326	23,011
Issuance of ordinary shares from exercise of share-based awards	17,016,980	-	6	38,744	-	-	-	-	38,750
Share-based compensation	-	-	-	108,628	-	-	-	-	108,628

Balance as of December 31, 2018	350,804,532	74,400,299	149	2,431,924	(143,780)	137,736	(1,309,424)	(11,043)	1,105,562

Net loss for the year	-	-	-	-	-	-	(651,268)	(3,018)	(654,286)
Adjustment to redemption value of redeemable noncontrolling interest				14,539					14,539
Foreign currency translation gain (loss)	-	-	-	-	-	7,734	-	(1,326)	6,408
Share of other comprehensive loss of an equity method investee	-	-	-	-	-	(3,986)	-	-	(3,986)
Conversion of Class B to Class A ordinary shares	64,400,200	(64,400,200)	-	-	-	-	-	-	-
Issuance of ordinary shares from exercise of share-based awards	4,797,060	-	2	21,555	-	-	-	-	21,557
Share-based compensation	-	-	-	79,275	-	-	-	-	79,275
Balance as of December 31, 2019	420,001,792	10,000,099	151	2,547,293	(143,780)	141,484	(1,960,692)	(15,387)	569,069
Balance as of December 31, 2019, in US$			22	365,896	(20,653)	20,323	(281,636)	(2,210)	81,742

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

As of December 31, 2019, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), British Virgin Islands, Hong Kong, the United States of America (“USA”), Malta, Cyprus, Curacao, Australia and Japan and the Company also effectively controls a number of variable interest entities (“VIEs”), through the Primary Beneficiaries, as defined below. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries.

The Company does not conduct any substantive operations on its own but instead conducts its business operations through its wholly-owned and majority-owned subsidiaries and their respective VIEs or VIEs’ subsidiaries. As of December 31, 2019, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are listed below:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
500.com Nihon Co., Ltd. (“500.com JP”)	July 27, 2017	Japan	100%	Investment Holding
500.com USA Corporation (“500.com USA”)	July 21, 2014	USA	100%	Investment Holding
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	PRC	100%	Software Service
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	93%	Investment Holding
Multi Warehouse Ltd******	December 3, 2014	Malta	93%	Online Gaming
Multi Brand Gaming Ltd******	October 3, 2014	Malta	93%	Online Gaming
Multilotto UK Ltd******	September 1, 2016	Malta	93%	Online Gaming
Lotto Warehouse Ltd******	September 1, 2016	Malta	93%	Online Gaming
Wasp Media Ltd******	August 12, 2016	Malta	93%	Online Gaming
Round Spot Services Ltd******	May 6, 2015	Cyprus	93%	Online Gaming
Multi Pay N.V.******	August 25, 2011	Curacao	93%	Online Gaming
Oddson Europe Ltd******	January10, 2018	Malta	93%	Online Gaming

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
VIEs
Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”)	December 7, 1999	PRC	-	Online Lottery Service
Shenzhen Youlanguang Science and Technology Co., Ltd. (“Youlanguang Technology”)	December 16, 2008	PRC	-	Online Lottery Service
Shenzhen Guangtiandi Science and Technology Co., Ltd. (“Guangtiandi Technology”)	December 16, 2008	PRC	-	Online Lottery Service

Subsidiaries of the VIEs
Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky Network”) *	May 22, 2006	PRC	-	Online Lottery Service
Lhasa Yicai Network Technology Co., Ltd. (“Lhasa Yicai”) **	October 17, 2014	PRC	-	Online Lottery Service
Hainan Jingli Network Technology Co., Ltd. (“Hainan Jingli”) **	May 3, 2018	PRC	-	Software Service
Shenzhen Yicai Network Technology Co., Ltd. (“Shenzhen Yicai”) ***	July 21, 2015	PRC	-	Online Lottery Service
Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd. (“Shenzhen Kaisheng”) ****	June 24, 2016	PRC	-	Online Spot Commodity Trading Services

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

The Group provides mobile gaming services, sports information services and online spot commodity trading services in the PRC, and online gaming services in Europe. The Group’s principal geographic markets are in the PRC and northern Europe.

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

On December 28, 2013, the Company agreed to provide unlimited financial support to the VIEs for their operations. In addition, pursuant to the power of attorney agreements entered into among the Company, E-Sun Sky Computer and the nominee shareholders of the VIEs, on December 28, 2013, the nominee shareholders of the VIEs assigned the rights to attend the VIEs’ shareholders' meetings and to vote on all of the matters in the VIEs that require shareholders' approval, which was originally entrusted to E-Sun Sky Computer, to the Company. As a result of the assignment of power of attorney from E- Sun Sky Computer to the Company and the provision of unlimited financial support from the Company to the VIEs, the Company has been determined to be most closely associated with the VIEs within the group of related parties and replaced E-Sun Sky Computer as the primary beneficiary of the VIEs on December 28, 2013.

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

The carrying amounts of the assets, liabilities, the results of operations and cash flows of all of these VIEs included in the Group’s consolidated balance sheets, statements of comprehensive loss and statements of cash flows are as follows:

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	85,161	123,482	194,914	27,998
Restricted cash	1,237	1,253	1,539	221
Time Deposit	-	-	100	14
Amounts due from intergroup companies	2,555	2,627	992	143
Amounts due from a related party	-	-	10,401	1,494
Prepayments and other current assets	33,692	28,934	14,608	2,098
Current assets for discontinued operations	40,193	-	-	-

Total current assets	162,838	156,296	222,554	31,968

Non-current assets:
Property and equipment, net	99,138	67,349	44,354	6,371
Intangible assets, net	1,734	1,623	1,636	235
Deposits	4,248	4,484	5,117	735
Long-term investments	53,044	51,332	34,417	4,944
Right-of-use assets	-	-	33,633	4,831
Other non-current assets	6,296	3,563	1,887	271
Non-current assets for discontinued operations	179,932	-	-	-

Total non-current assets	344,392	128,351	121,044	17,387

TOTAL ASSETS	507,230	284,647	343,598	49,355

LIABILITIES
Current liabilities:
Amounts due to intergroup companies	71,168	209,384	367,368	52,769
Accrued payroll and welfare payable	9,875	7,854	4,830	694
Accrued expenses and other current liabilities	51,658	54,200	36,087	5,183
Operating lease liabilities - current	-	-	13,698	1,968
Income tax payable	615	1,313	1,525	219
Current liabilities for discontinued operations	15,626	-	-	-

Total current liabilities	148,942	272,751	423,508	60,833

Non-current liabilities:
Long-term payables	27,673	4,196	2,965	426
Operating lease liabilities - non-current	-	-	31,675	4,550
Non-current liabilities for discontinued operations	12,721	-	-	-
Total non-current liabilities	40,394	4,196	34,640	4,976

TOTAL LIABILITIES	189,336	276,947	458,148	65,809

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.	ORGANIZATION (continued)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net revenues for continuing operations	22,489	20,578	4,093	588
Net revenues for discontinued operations	59,465	7,398	-	-
Net loss for continuing operations	(138,991)	(103,383)	(135,816)	(19,509)
Net income for discontinued operations	14,957	2,183	-	-

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash used in operating activities	(162,328)	(93,142)	(80,729)	(11,596)
Net cash provided by (used in) investing activities	6,350	11,164	(254)	(36)
Net cash provided by financing activities	-	104,453	152,701	21,934

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. In addition, the Company has provided a loan of US$23,087 in financial support to its VIEs, E-Sun Sky Network, as of December 31, 2019.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of non-controlling interests with respect to business combinations, realization of deferred tax assets, uncertain income tax positions and share-based compensation. Actual results could materially differ from those estimates.

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

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings and financial position.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.9618 on December 31, 2019 in the city of New York for wire transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency translation

The functional currency of the Company, BVI, 500wan HK, 500.com USA and 500.com JP is the US$. The functional currency of the Multi Group and its subsidiaries is EUR. E-Sun Sky Computer with its VIEs determined their functional currencies to be the RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income as a component of shareholders’ equity. The Group uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of comprehensive loss.

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

For the Company's majority-owned subsidiaries and VIEs, noncontrolling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net loss” on the consolidated statements of comprehensive loss include the “net loss attributable to noncontrolling interests”. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company's consolidated balance sheets.

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

Restricted cash

Restricted cash represents cash held by banks which were granted by the government and designated only for the purchase of fixed assets for certain approved projects and deposits in merchant bank where withdrawals are currently restricted.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Group adopted the new standard effective January 1, 2018, using the retrospective transition method. All restricted cash was presented on the face of the consolidated balance sheet as “Restricted cash.”

Time deposits

Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year. Interest income from time deposits is included in the consolidated statements of comprehensive loss.

Short-term investments

Short-term investments of the Group are comprised of an investment in targeted asset management plan with fixed rate. The Group accounts for all highly liquid investments with original maturities of greater than three months, but less than 12 months, in accordance with ASC 320-10, “Investments—Debt and Equity Securities”, which are classified as short-term investments. Dividend and interest income, including amortization of the premium and discount arising at acquisition for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for doubtful accounts

Receivables are carried at original invoiced amount less an allowance for doubtful accounts when collection of the amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers factors such as customer circumstances or age of the receivable. Receivables are written off after all collection efforts have ceased. Collateral is not typically required, nor is interest charged on receivables.

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual
Electronics and office equipment	3-5 years	5%
Motor vehicles	5-10 years	2-5%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	-

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

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

Prior to the early adoption of ASU 2017-04, “Simplifying the Test for Goodwill Impairment”, on January 1, 2019, the Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2018 and 2017, the Group performed qualitative assessments for the reporting units. Based on the requirements of ASC 350-20, the Group evaluated all relevant factors, weighed all factors in their entirety and concluded that the fair value was greater than the carrying amount of the newly acquired entities, and further impairment testing on goodwill was unnecessary as of December 31, 2018 and 2017.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in fiscal years beginning after December 15, 2019. Early adoption is permitted. The Group early adopted the ASU 2017-04 on January 1, 2019.

As triggered by TMG’s temporary suspension of its operations in Sweden since January 2020, the Group performed qualitative and quantitative assessment in accordance with ASU 2017-04 and recognized an impairment loss of RMB129,752 (US$18,638) for goodwill arising from acquisition of TMG as of December 31, 2019.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets or asset group, including property and equipment, intangible assets and right-of-use assets, with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

The Group provided an impairment loss of nil, nil and RMB181,845 (US$26,120) for intangible assets arising from acquisition of the Multi Group as of December 31, 2017, 2018 and 2019, respectively.

Long-term investments

The Group’s long-term investments consist of equity investments with and equity investments without readily determinable fair value and equity method investments.

Prior to adopting ASC Topic 321, Investments Equity Securities (“ASC 321”) on January 1, 2018, the Group carries at cost its investments in investees that do not have readily determinable fair value and over which the Group does not have significant influence, in accordance with ASC Subtopic 325-20, Investments -Other: Cost Method Investments.

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

Pursuant to ASC 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

As the Group’s investments in investees do not have readily determinable fair value and over which the Group does not have significant influence, when adopting ASC 321 on January 1, 2018, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. There was no effect on the Company’s consolidated financial statements subsequent to the adoption of ASC 321.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term investments (continued)

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 (“ASC 323”), “Investments-Equity Method and Joint Ventures”. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The equity method goodwill is not subsequently amortized and is not tested for impairment under ASC 350. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Group when determining whether an investment has been other-than-temporarily-impaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospect of the investee, and the Group’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

According to the above testing, impairment losses of RMB28,781, RMB149,896 and RMB22,353 (US$3,211) for the long-term investments were recognized during the years of 2017, 2018 and 2019, respectively.

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

Fair value measurements

Financial instruments primarily include cash and cash equivalents, restricted cash, time deposits, investment in targeted asset management plan with fixed rate (Note 6), prepayments and other receivables, equity security without readily determinable fair values, equity method investments, and accrued expense and other current liabilities. The Group carries the investment under the measurement alternative method and equity method on other-than-temporary basis. The carrying values of other financial instruments, approximate their fair values due to their short-term maturities.

The Group’s non-financial assets, including intangible assets, goodwill and fixed assets are measured at fair value when an impairment charge is recognized.

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

Related party transactions

A related party is generally defined as (i) any person holds 10% or more of the Company’s securities and their immediate families (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Group’s revenues were derived principally from online lottery purchase services before voluntary suspension of this service since April 2015. During the voluntary suspension period, the Group diversified its revenue streams, and derived revenues from mobile gaming services, sports information services, online spot commodity trading services and online gaming services. The Group adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2019 and 2018 were presented under ASC 606, and revenues for the year ended December 31, 2017 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition.

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The Group set up an implementation schedule and analyzed each of the Group’s revenue streams in accordance with ASC 606 to determine the impact on the Group’s consolidated financial statements. After the analyzation, the Group concluded that there was no substantial impact on the Group’s consolidated financial statements upon the adoption of ASC 606. The primary sources of the Group’s revenues are as follows:

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

Contingent service fee

The Group was also entitled to receive additional Service Fee from lottery administration centers when the total amounts of purchase orders reach an agreed threshold (“Contingent Service Fee”). As the Group is the agent in providing lottery purchase services, any Contingent Service Fee received is recorded as net revenue when the agreed thresholds are reached. Once the Group reaches the agreed thresholds, the Contingent Service Fee is then fixed and not subject to any adjustments. As a result of the voluntarily suspension of the online lottery purchase services mentioned above, the Group did not generate any revenue from this source either since April 2015, and it is uncertain when the Group will be able to generate this fee again in the future.

The Super VIP incentive

Certain qualified end users (“Super VIP”) are entitled to receive incentives from the Group based on actual purchase amount of each transaction. As the Group does not receive an additional service or benefit from the Super VIP other than service fee earned from lottery administration centers by the Group from the transaction, the incentives are recognized as a reduction of revenue at each year end in accordance with ASC 605-50, “Customer Payments and Incentives”. The Group voluntarily suspended the online lottery purchase services due to the change of related government regulation in the PRC, and it is uncertain when the Group will be subject to this fee again in the future.

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

Lottery pool purchase service (continued)

Since the Group contributes the residual amount of lottery pool to earn Service Fee from the purchase made by the lottery pool and does not provide any service to the lottery administration centers, the residual amount of lottery pool contributed by the Group paid to the lottery administration centers is recognized as a reduction of revenue. The residual amount of the lottery pool retained by the Group after distribution of the prizes are presented as “other operating income”, and recognized upon the announcement of lottery results, as the Group’s principal activity is to provide lottery purchase services to end users. The Group did not generate any revenue from this source either since April 2015, and it is uncertain when the Group will be able to generate this fee again in the future.

Mobile gaming services

The Group provides mobile gaming services through its designated mobile applications Quiz, Night of Texas Hold’em Poker and Paiyou for Texas Hold’em Poker, and derives revenues from in-game virtual tokens and other virtual items in its game development operations. Once the users purchase virtual tokens or other virtual items through the Group’s own charging system, the Group has an implied obligation to provide the services which enable the virtual tokens or other virtual items to be displayed or used in the games. Thus, the Group initially records the proceeds received from the sales of virtual tokens and other virtual items as deferred revenue, and once they are consumed when the services are rendered to the respective paying players, the Group recognizes the attributable portion of the deferred revenue as revenue. For consumable virtual items representing items that are extinguished after consumption in the form of fixed charges levied on each round of games played, the Group recognizes revenue when the items are consumed and the related services are rendered, since the paying players will not continue to benefit from the virtual items thereafter. For durable virtual items that are accessible and beneficial to paying players over an extended period, the Group recognizes revenue ratably over the average life of durable virtual items for the applicable game, which the Group makes best estimates to be average playing period of paying players. The Group tracks each paying player’s log-in history to estimate the Average playing period of paying players. While the Group believes its estimates to be reasonable based on sufficient available paying player information, it may revise such estimates in the future as the games’ operation periods change or there is indication that the similarities in characteristics and playing patterns of paying players of the games change. Any adjustments arising from changes in the estimates of the average paying player life would be applied prospectively. The Group disposed of a group of components that engage in the mobile gaming services by sale on February 9, 2018, which is reported as discontinued operations for the years ended December 31, 2018 and 2017.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sports information services

The Group offers a comprehensive sports information portal via a designated mobile application, which covers (i) real time soccer match information; and (ii) data-driven soccer match predictions generated by proprietary analysis engine. Users can also post free or pay-per-view contents such as proprietary observations and analyses on the sports information portal. The users pay for each information and data subscription at a fixed price, and the Group pays the original information providers a fixed percentage of total purchase amount. Revenue is recognized when users have access to the pay-per-view contents. The Group records the revenue on a net basis because the Group is not the primary obligor to provide the information, but acts as an agent in providing such purchase services. The Group acquired Shenzhen Caiyu Hudong Technology Co., Ltd. (“Shenzhen Caiyu”) to provide sports information service and disposed of Shenzhen Caiyu in November 2017, and continued to provide this information through the Group’s service offering named “Cai Xun Hao,” which was further ceased in March 2019.

Online spot commodity trading services

The Group provides online spot commodity trading services through the designated website and mobile application in Shenzhen Kaisheng. The Group provides customers with reliable online spot commodity trading for gold trade and delay products across PC and mobile devices. The Group processes customer orders through a commercial bank, and later formed a joint venture with Shenzhen Gold Exchange on May 11, 2018 to provide online spot commodity trading services. Trading commissions are received from the commercial bank based on the pre-determined commission fee rate and the total amount of the processed orders. The Group recognizes revenue at a point in time when an order has been successfully processed and began to generate an immaterial amount of revenue from trading commissions on the online spot commodity trading services since 2017.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Online gaming services

The Group also provides online lottery betting and online casino platforms through the Group’s designated website after the acquisition of TMG in July 2017. The Group earns difference between betting and winning for online lottery betting services and online casino platforms as revenues that are generated from the registered users. The registered users enter into certain terms and conditions when they first open their accounts with the Group. Lottery and Casino purchase orders are placed by users through the Group’s online platforms view website. Then the Group processes these orders. Prior to processing orders, users prepay all purchase amounts. The Group pays users prizes when there are any winnings attributable to users. The Group records revenues on a net basis by deducting the winning amounts from betting amounts. Revenue comprises the fair value of the consideration received for the provision of internet gaming in the ordinary course of the Group's activities, which is recognized when the outcome of an event is known.

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2017, 2018 and 2019, the Group recorded advance from customers balance of RMB4,477, RMB8,283 and RMB5,012 (US$720) respectively, which was included in “Accrued expenses and other current liabilities” on the accompanying consolidated balance sheets. RMB4,477 and RMB8,283 (US$1,190) of deferred revenue included in the opening balances of advance from customers was recognized during the years ended December 31, 2018 and 2019, respectively. The amounts were included in net revenues on the accompanying consolidated statements of comprehensive loss.

Refer to Note 21 regarding the discussion of the Group’s disaggregate revenue data.

Cost of services

Account handling expenses

Account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between the users’ accounts on the online platforms including websites and mobile applications and their accounts with banks or third-party payment processors, were RMB2.9 million, RMB6.8 million and RMB2.9 million (US$0.4 million) in 2017, 2018 and 2019, respectively. These costs are expensed as incurred.

Server leasing and maintenance expenses

Server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services, were RMB8.2 million, RMB6.1 million and RMB4.2 million (US$0.6 million) in 2017, 2018 and 2019, respectively. These costs are expensed as incurred.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lottery insurance expenses

Lottery insurance expenses, which consist of insurance premiums payable to insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries after the acquisition of TMG in July 2017, were RMB7.0 million, RMB20.4 million and RMB9.9 million (US$1.4 million) in 2017, 2018 and 2019, respectively. These costs are expensed as incurred.

Platform fee

Platform fees, which consist of fees payable to online gaming software suppliers for providing various online casino games on TMG’s websites after the acquisition of TMG in July 2017, were RMB4.5 million, RMB12.1 million and RMB6.6 million (US$0.9 million) in 2017, 2018 and 2019, respectively. These costs are expensed as incurred.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of services (continued)

Regulatory and compliance fees

Regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue & Customs, Malta Gaming Authority and Certria EOOD after the acquisition of TMG in July 2017, were RMB0.6 million, RMB2.0 million and RMB1.6 million (US$0.2 million) in 2017, 2018 and 2019, respectively. These costs are expensed as incurred.

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combinations, were RMB13.7 million, RMB31.5 million and RMB28.4 million (US$4.1 million) in 2017, 2018 and 2019, respectively. These costs are recorded in consolidated statements of comprehensive loss on a straight-line basis over the useful life of the intangible assets.

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

Advertising expenditure

Advertising costs which consist primarily of expenses associated with advertisements the Group placed on TV channels and other media, are expensed as incurred and are included in “sales and marketing expenses” in the consolidated statements of comprehensive loss. Advertising expenses for the years ended December 31, 2017, 2018 and 2019 were approximately RMB1.0 million, RMB2.4 million and RMB0.5 million (US$0.07 million), respectively.

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

Sponsorship expenses (continued)

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

Leases

On January 1, 2019, the Group adopted Accounting Standards Update (ASU) 2016-02, Leases (together with all amendments subsequently issued thereto, “ASC Topic 842”), using the modified retrospective method. The Group elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Group elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among others, allows the Group to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Group elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Group recognizes lease expenses for such leases on a straight-line basis over the lease term.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Group’s incremental borrowing rate, on a secured basis. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

The primary impact of applying ASC Topic 842 is the initial recognition of approximately RMB 61,636 of operating lease liabilities, and approximately RMB 54,275 of corresponding right-of-use assets, on the Group’s consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC Topic 840, as well as enhanced disclosure of the Group’s leasing arrangements. There is no cumulative effect to retained earnings or other components of equity recognized as of January 1, 2019. The Group does not have finance lease arrangements as of December 31, 2019. All right-of-use assets are reviewed for impairment. The Group did not record any impairment on the right-of-use lease assets during the year ended December 31, 2019.

Income taxes

The Group follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date.

Interest and penalties arising from underpayment of income taxes are computed in accordance with the applicable tax law and is classified in the consolidated statements of comprehensive loss as income tax expense. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return.

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

Share-based compensation

Share options and restricted shares granted to employees and directors

Share options and restricted shares granted to employees and directors are accounted for under ASC 718 (“ASC 718”), Compensation - Stock compensation. In accordance with ASC 718, the Group determines whether a share option or restricted shares should be classified and accounted for as an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Group recognizes compensation expense using the accelerated method for share options and restricted shares granted with graded vesting based on service conditions, provided that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the share options and restricted shares that are vested at that date.

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

Share options granted to non-employees

Prior to January 1, 2019, the Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, “Equity-based payment to non-employees”. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive income (loss) on the grant date.

Starting January 1, 2019, the Group adopted ASU 2018-07 which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718. The adoption did not pose any impact to the Group’s retained earnings as all options granted to non-employees were full vested prior to the adoption.

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

Earnings (loss) per share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC 260 (“ASC 260”), “Earnings Per Share”, using the two-class method. Under the provisions of ASC 260, basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income (loss) per share if their inclusion is anti-dilutive. Potential ordinary shares consist of unvested RSUs and the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of unvested RSUs and outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net income (loss) per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net income (loss) per share of Class B ordinary shares does not assume the conversion of those shares.

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

The Company treated the excess amount of redemption price of the redeemable noncontrolling interest over its fair value as being akin to a dividend, which indirectly affected in the calculation of loss available to ordinary shareholders of the Company used in the loss per share calculation.

Government grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is recognized in the consolidated statements of comprehensive loss over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of comprehensive loss in proportion to the depreciation of the related assets.

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

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the potential effect on its consolidated financial statements.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect any significant impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Group is currently evaluating the potential impacts of ASU 2019-12 on its consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, and time deposits. As of December 31, 2019, substantially all of the Group’s cash and cash equivalents and time deposits were deposited in financial institutions located in the PRC, Hong Kong and Malta, which management believes are of high credit quality.

Certain risks and uncertainties

The Group acquired the Multi Group in July 2017, the operations of which are dependent on its continued licensing by the Nordic countries gaming regulatory bodies such as the Curacao e-Gaming license, the remote gambling licenses from Malta, the remote operating licenses from the UK, the remote bookmaker’s license from Ireland and the license from Sweden. the Multi Group ceased its operations in Ireland and the United Kingdom on July 1, 2019 and September 30, 2019, respectively, and temporarily suspended its operations in Sweden since January 2020 as TMG did not complete the renewal of its Swedish online gambling license before it expired at the end of 2019, After submitting all the application materials and maintaining close communication with Sweden’s e-Gaming regulatory authority, TMG completed the renewal process and resumed its operations in Sweden in September 2020. The loss of a license could have a material adverse effect on future results of its operations. The Group is dependent on the PRC and European markets for a significant number of its patrons and revenues. If economic conditions in these areas deteriorate or additional gaming licenses are awarded to other competitors, the Group’s results of operations could be adversely affected.

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

3.          CONCENTRATION OF RISKS (continued)

Current vulnerability due to change of regulations or policies (continued)

Although the Group is one of the two entities that had been approved by the MOF to conduct online sales of sports lottery products in PRC on behalf of China Sports Lottery Administration Center, the Group decided to voluntarily and temporarily suspend all of its lottery sales services on April 4, 2015. As of December 31, 2019, the online lottery sales business is still not resumed.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.          DISCONTINUED OPERATIONS

Disposition of Qufan

On February 9, 2018, the Company entered into a share disposal agreement with the founding shareholders of Qufan and disposed of its 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd, together with their subsidiaries (together “Qufan”) for a total consideration of US$19,431(RMB121,964).

From February 9, 2018, the Company no longer retained any financial interest over Qufan and accordingly deconsolidated the Qufan’s financial statements from the Group’s consolidated financial statements. The disposal of Qufan represented a strategic shift and has a major effect on the Group’s result of operations. Accordingly, assets, liabilities, revenues, expenses and cash flows related to Qufan have been reclassified in the consolidated financial statements as discontinued operations for the years ended December 31,2017 and 2018.

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

4.          DISCONTINUED OPERATIONS (Continued)

The assets and liabilities for discontinued operations related to Qufan comprised the following items as of December 31, 2017:

As of December 31, 2017
RMB
Current assets for discontinued operations
Cash and cash equivalents	41,858
Short-term investments	20,000
Prepayments and other receivables	5,344
Total	67,202

Non-current assets for discontinued operations
Property and equipment, net	1,489
Intangible assets, net	47,824
Goodwill	130,613
Long-term investments	-
Other non-current assets	16
Total	179,942

Current liabilities for discontinued operations
Accrued payroll and welfare payable	(4,828)
Accrued expenses and other current liabilities	(6,103)
Income tax payable	(4,695)
Total	(15,626)

Non-current liabilities for discontinued operations
Deferred tax liabilities	(12,721)
Total	(12,721)

The condensed cash flows of Qufan were as follows for the years ended December 31, 2017 and 2018:

	For the years ended December 31,
	2017	2018*
	RMB	RMB
Net cash provided by operating activities	36,782	839
Net cash used in investing activities	(22,000)	-
Net cash provided by financing activities	27,500	-
Effect of foreign exchange on cash	(1,021)	(998)

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.          DISCONTINUED OPERATIONS (Continued)

The operating results from discontinued operations included in the Group’s consolidated statements of comprehensive loss were as follows for the years ended December 31, 2017 and 2018:

	For the years ended December 31,
	2017	2018*
	RMB	RMB
Major classes of line items constituting pretax profit of discontinued operations
Net revenues	59,465	7,398
Cost of services	(15,613)	(1,885)
Sales and marketing	(13,682)	(1,938)
General and administrative	(3,977)	(443)
Service development expenses	(9,749)	(688)
Other income that are not major	542	77
Income from discontinued operations, before income tax	16,986	2,521
Income tax expense	(1,659)	(338)
Income from discontinued operations, net of income tax	15,327	2,183
Gain on deconsolidation of the subsidiary, net of income tax	-	10,160
Net income from discontinued operations, net of income tax	15,327	12,343

* Included financial results of discontinued operations from January 1, 2018 to February 9, 2018.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.          BUSINESS COMBINATION

Business Combination in 2017:

Acquisition of Daguoxiaoxian

On May 8, 2017, Shenzhen Qufan Network Technology Co., Ltd. (“Shenzhen Qufan”) entered into a share purchase agreement with the shareholder of Beijing Daguo Xiaoxian Culture Media Co., Ltd. (“Daguoxiaoxian”), named Fu Rong, to acquire 70% equity interests of Daguoxiaoxian with the consideration of RMB2.0 million (“Purchase agreement”). Previously, Daguoxiaoxian mainly operates market promotion business and also owns a gaming cooperation agreement (“cooperation agreement”) with Tianjin Zhongqiweiye Sports Development Co., Ltd.

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

The Group recognized RMB18,766 of acquisition-related costs that were expensed in 2017. These costs are included in the line item “General and administrative expenses” in the statement of comprehensive loss.

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

	Amount	Amount	Amortization Years
	EUR	RMB
License	19,400	150,377	10.0
Brand name	11,100	86,041	10.0
Software	900	6,976	5.0
Others	7,116	55,156
Total identifiable assets acquired	38,516	298,550

Deferred tax liabilities	(1,164)	(9,023)
Other current liabilities	(1,422)	(11,022)
Total liabilities assumed	(2,586)	(20,045)

Net identifiable assets acquired	35,930	278,505
Noncontrolling interest#	2,915	22,595
Total consideration	49,754	385,662
Goodwill	16,739	129,752

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.       BUSINESS COMBINATION (continued)

The redeemable noncontrolling interest was subsequently adjusted by recording ASC 810-10 attribution based on the earnings or losses of the investment allocable to the noncontrolling interest. On January 1, 2019, the Company received the repurchase notice from the noncontrolling interest shareholder, which requested the Company to repurchase all of the 7% shares at a total amount of EUR3,745. As of December 31, 2018, it is determined that the noncontrolling interest will probably become redeemable and the redemption amount will be higher than the carrying amount after ASC 810-10 attribution adjustment. The Company subsequently recognized the changes in the redemption value immediately and adjusted the carrying amount of the redeemable noncontrolling interest to equal the redemption amount of EUR3,745 as of December 31, 2018. The excess amount of redemption amount in excess of fair value as of December 31, 2018 was treated as being akin to a dividend (in accordance with footnote 17 of ASC 480-10-S99-3A), which was recorded into Retained earnings (APIC in absence of Retained earnings). For the difference between fair value and the carrying amount after ASC 810-10 attribution adjustment, it is accounted for as equity transactions and classified this portion into APIC based on the guidance in ASC 480-10-S99-3A.

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

On April 10, 2020, the Company reached a settlement agreement to purchase the 7% equity interest in TMG held by Helmet at a final redemption price of EUR1,900 and the final redemption price was fully paid on April 20, 2020. The Group adjusted the carrying amount of the 7% redeemable noncontrolling interest to the final redemption amount of EUR1,900 as of December 31, 2019.

Accordingly, the carrying value of the noncontrolling interest as of December 31, 2017, 2018 and 2019 is stated as follows:

	EUR	RMB	US$
Noncontrolling interest-valuation*	2,915	22,595
Total comprehensive loss attributable to noncontrolling interest in 2017	(70)	(543)
Redeemable noncontrolling interest as of December 31, 2017	2,845	22,052

Total comprehensive loss attributable to noncontrolling interest in 2018	(413)	(3,223)
Adjustment to redemption value in 2018**	1,313	10,559
Redeemable noncontrolling interest as of December 31, 2018	3,745	29,388
Adjustment to redemption value in 2019***	(1,845)	(14,539)	(2,088)
Redeemable noncontrolling interest as of December 31, 2019	1,900	14,849	2,133

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5. BUSINESS COMBINATION (continued)

* Noncontrolling interest in EUR was evaluated by third party appraiser as of the acquisition day. The calculation of RMB amount was based on the exchange rate of 1.00 EUR to 7.7514 RMB at the acquisition date.

** Adjustment to redemption value in 2018 including two portions: 1) the excess amount of redemption amount in excess of fair value as of December 31, 2018, 2) the difference between fair value and the carrying amount after ASC 810-10 attribution adjustment. The fair value as of December 31, 2018 was evaluated by third party appraiser on December 31, 2018. The calculation of RMB amount was based on the exchange rate of 1.00 EUR to 7.8473 RMB on December 31, 2018.

*** Adjustment to redemption value in 2019 was adjusted according to settlement agreement to purchase the 7% equity interest in TMG held by Helmet at a final redemption price of EUR1,900. The calculation of RMB amount was based on the exchange rate of 1.00 EUR to 7.8155 RMB on December 31, 2019.

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

As of December 31, 2019, the fair value of the equity value including goodwill and the acquired intangible assets of the Multi Group that was assessed by the third-party appraiser are estimated to be nil. The fair value of the equity value including goodwill and the acquired intangible assets were estimated using the Income Approach. As the Multi Group was a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (a) internal rate of return of 17.5%; (b) a long-term sustainable growth rate of 2%; (c) adjustment of risk premium of 5.5%; and (d) financial multiples of companies in the same industry as the Multi Group. For the difference between fair value and the carrying amount, the Group recognized an impairment loss of RMB129,752 (US$18,638) for goodwill and RMB181,845 (US$26,120) for acquired intangible assets for the year ended December 31, 2019.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5. BUSINESS COMBINATION (continued)

Since the acquisition date, the Multi Group contributed revenues of RMB49,370 (EUR6,447), RMB105,511 (EUR13,507) and RMB35,596 (EUR 4,612) to the Group for the year ended 2017, 2018 and 2019, respectively, and contributed net income of RMB2,959 (EUR386), net loss of RMB18,050 (EUR2,311) and RMB23,185 (EUR3,004) to the Group for the years ended 2017, 2018 and 2019, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5. BUSINESS COMBINATION (continued)

The following unaudited pro forma information summarizes the results of operations of the Group for the year ended December 31, 2017, as if the acquisition had been completed on January 1, 2017. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the years ended December 31, (unaudited)
	2017	2017
	EUR	RMB
Pro forma total revenues	12,188	93,334
Pro forma net loss	(1,614)	(12,360)
Pro forma net loss attributable to 500.com Limited	(1,501)	(11,495)

These amounts have been calculated after applying the Group’s accounting policies.

6.	INVESTMENTS

Short-term Investments

Short-term investments of the Group comprised of an investment in targeted asset management plan with fixed rate. The investment was carried at fair value of RMB100,000, RMB100,000 and nil as of December 31, 2017, 2018 and 2019, respectively.

Long-term Investments

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	RMB	US$
Carrying amount of equity investments without readily determinable fair value	66,237	69,357	47,129	6,770
Carrying amount of equity method investments	280,836	125,018	105,825	15,200
Carrying amount of long-term investments	347,073	194,375	152,954	21,970

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

6.	INVESTMENTS (continued)

Long-term Investments (continued)

Equity investments without readily determinable fair value

Equity investments without readily determinable fair value consisted of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	RMB	US$
Equity investments without readily determinable fair value
Private companies	47,214	49,990	50,603	7,269
Limited partnerships	22,290	22,634	22,479	3,229
Cost of equity investments without readily determinable fair value	69,504	72,624	73,082	10,498
Impairment on equity investments without readily determinable fair value	(3,267)	(3,267)	(25,953)	(3,728)
Carrying amount of Equity investments without readily determinable fair value	66,237	69,357	47,129	6,770

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

Long-term Investments (continued)

Equity investments without readily determinable fair value (continued)

Private companies (continued)

In November 2016, the Group acquired 2% of the share capital of Techelix Co., Ltd, a non-listed company, for a cash consideration of US$600. In February 2018, the Group made an additional investment of US$300 in Techelix Co., Ltd. In June 2018, the Group transferred the equity investment of US$50 to a third party. The equity interest was diluted to 1.98% in 2018 and to 1.65% in 2019 due to increase in shareholder of Techelix Co., Ltd.

In March 2017, the Group acquired 5% of the share capital of Cheerful Interactive Limited, a non-listed company, for a cash consideration of US$1,250. The equity interest was subsequently diluted to 3.92% in 2018 due to increase in shareholder of Cheerful Interactive Limited.

Limited partnerships

In June 2014, the Group and Danhua Capital L.P (“Danhua”) entered into a subscription agreement, whereby the Group agreed to purchase limited partnership interest in Danhua’s fund (the “Fund”) in the amount of US$1,000, which entitles the Group an aggregate equity interest of approximately 1.1% in the Fund. As of the end of December 2019, the Group received US$49 in return of principal from Danhua. The Group has fully funded the subscription to the Fund in installments as of December 31, 2016. There was no unfunded commitment to the Fund as of December 31, 2019.

The Fund’s investment strategy is primarily to invest in emerging companies operating in the USA and PRC. The Fund’s investments are focused in the technology, media and telecommunications sectors. The Fund is scheduled to be in existence until November 15, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In June 2015, the Group and Beijing Heimatuoxin Venture Capital L.P. (“Heimatuoxin”) entered into a subscription agreement, whereby the Group agreed to purchase 3.49% limited partnership interest in Heimatuoxin for the total amount of RMB3,000. As of the end of December 2019, the Group received RMB974 in dividend and RMB246 in return of principal from Heimatuoxin. The Group paid the subscription in full to Heimatuoxin in 2015, and there was no outstanding payment as of December 31, 2019.

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

Long-term Investments (continued)

Equity investments without readily determinable fair value (continued)

Limited partnerships (continued)

In June 2016, the Group and Shanghai Jingyan Corporate Development Centre L.P. (“Jingyan”) entered into a subscription agreement, whereby the Group agreed to purchase 4.64% limited partnership interest in Jingyan for a total amount of RMB6,000. The limited partnership interest was diluted to 4.31% in 2018 because of the joining of additional limited partners. As of the end of December 2019, the Group received RMB66 in dividend from Jingyan. The Group has fully funded the subscription to Jingyan in installments as of December 31, 2019. There was no unfunded commitment to the Jingyan as of December 31, 2019.

Jingyan’s investments are focused in the consulting services of corporate management, business information, exhibition, media and telecommunications sectors. Jingyan is scheduled to be in existence until the fifth anniversary of the Initial Contribution Date, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In December 2016, the Group and zPark Capital II,L.P.(“zPark”) entered into a subscription agreement, whereby the Group agreed to purchase 2% limited partnership interest in Zpark for a total amount of US$1,000.The limited partnership interest was diluted to 1.64% in 2019 due to the joining of additional limited partners. The Group paid the subscription in full to zPark in 2016, and there was no outstanding payment as of December 31, 2019. As of the end of December 2019, the Group received US$28 in dividend and US$15 in return of principal from zPark.

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

Long-term Investments (continued)

Equity investments without readily determinable fair value (continued)

All of these equity investments without readily determinable fair value were classified as cost method investments prior to adopting ASC 321. As of December 31, 2017, the carrying amount of the Group’s cost method investments was RMB69,504, net of RMB3,267 in accumulated impairment. In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured at fair value using the measurement alternative was RMB72,624, net of RMB3,267 in accumulated impairment and RMB73,082 (US$10,498), net of RMB25,953 (US$3,728) in accumulated impairment as of December 31, 2018 and 2019, respectively. There was no impairment recognized for the years ended December 31, 2017 and 2018. Impairment charges for the year ended December 31, 2019 consisted of impairments on equity investment in Hzone Holding Company of RMB12,400, impairments on equity investment in Topgame Global Limited of RMB9,463, impairments on equity investment in Caicaihudong (Beijing) Technology Co., Ltd. of RMB13 and impairments on equity investment in Youwang Technology (Shanghai) Co., Ltd of RMB477.

Equity method investments

Equity method investments consisted of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	RMB	US$
Equity Method Investments
Private company	-	9,000	9,000	1,293
Listed company	283,655	297,938	302,843	43,501
Limited partnership	27,331	20,381	14,385	2,066
Cost of equity method investments	310,986	327,319	326,228	46,860
Impairment on equity investment	(27,893)	(184,377)	(187,412)	(26,921)
Loss from equity method investment	(2,257)	(17,924)	(32,991)	(4,739)
Carrying amount of equity method investments	280,836	125,018	105,825	15,200

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

6.	INVESTMENTS (continued)

Long-term Investments (continued)

Equity method investments (continued)

Private company

In May 2018, the Group acquired 45% of the share capital of Shenzhen Jinyingzaixian Technology Service Co., Ltd. (“Jinyingzaixian”), a non-listed company, through Shenzhen KaishengJinfu Enterprise Management Co., Ltd., for a cash consideration of RMB9,000.

Jinyingzaixian is principally engaged in spot commodity trading services in China. The Group’s proportionate share of Jinyingzaixian’s net loss recognized in the statements of comprehensive loss was RMB5,948 and RMB106 (US$15) during the year ended December 31, 2018 and 2019, respectively.

Publicly listed company

On June 6, 2017, the Company acquired from Melco LottVentures Holdings Limited an aggregate of 1,278,714,329 shares (the “Sale Shares”) of Loto Interactive Limited (“Loto Interactive”, formerly known as MelcoLot Limited), a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), representing approximately 40.65% of Loto Interactive’s existing issued share capital as of the acquisition date. The total consideration paid for the Sale Shares is approximately HK$322.2 million (US$41.3 million), equivalent to approximately HK$0.252 per Sale Share. The Company’s investment in equity shares of Loto Interactive decreased to 40.48% at the end of 2019 due to exercise of share options granted to directors and employees of Loto Interactive.

Loto Interactive currently provides comprehensive services including premises, hardware support, power supply, ancillary supervision and management services to their clients. The Group accounted for the purchase as an equity method investment. The Group’s proportionate share of Loto Interactive’s net loss recognized in the statements of comprehensive loss was RMB2,469, RMB12,233 and RMB16,423(US$2,359), including nil, nil and RMB3,986 (US$573) recognized as other comprehensive income, during the year ended December 31, 2017, 2018 and 2019, respectively

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

Guangda Sports Culture’s investment strategy is primarily to invest in emerging companies operating in the PRC. Guangda Sports Culture’s investments are focused in the sports sectors. Guangda Sports Culture is scheduled to be in existence until February 9, 2018, and was extended to February 9, 2020 in 2018, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement. The Group’s proportionate share of Guangda’s net income recognized in earnings was RMB341, RMB2,833 and RMB2,225 (US$320) during the year ended December 31, 2017, 2018 and 2019, respectively.

In February 2017, the Group and Sparkland Venture Capital Growth Fund L.P (“Sparkland”) entered into a subscription agreement, whereby the Group agreed to purchase 6.67% limited partnership interest in Sparkland’s fund for a total amount of US$1,000, which was fully funded as of December 31, 2017. Based on actual funding, the limited partnership interest changed to 15.38% as of December 31, 2017.

Sparkland’s investments are focused in the Virtual Reality and Augmented Reality industries. The Group’s proportionate share of Sparkland’s net income recognized in earnings were nil and RMB323 during the year ended December 31, 2017 and 2018, respectively. Net loss recognized in earnings was RMB321 (US$46) during the year ended December 31,2019.

All of these above-mentioned investments were classified as equity method investments as the Group does have significant influence over the entities. The net operating losses from these equity method investments recognized for the years ended December 31, 2017, 2018 and 2019 were RMB2,128, RMB15,025 and RMB10,639 (US$1,528), respectively. The Group recognized an impairment of RMB28,781, RMB149,896 and nil in Loto Interactive for the year ended December 31, 2017, 2018 and 2019, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

7.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	RMB	US$

Receivables from third party payment service providers	11,018	9,730	5,172	743
Interest receivables	718	540	1,255	180
Deposit for share repurchase **	13,318	-	-	-
Deferred sponsorship and advertising expenses	1,993	1,019	139	20
Prepaid insurance	5,344	3,740	218	31
Deferred expense*	13,702	10,608	2,332	335
Receivables for disposal of long-term investments	9,322	4,332	510	73
Deductible value-added input tax	12,611	12,585	11,602	1,667
Others	23,551	22,644	9,052	1,300
	91,577	65,198	30,280	4,349

* Deferred expense represents cash paid in advance to vendors, such as consultant expense, marketing promotion expense and platform fee, which would be amortized according to their respective service periods.

** Deposit for share repurchase represents cash paid in advance by the Group under the share repurchase program commenced in 2015. The Group has withdrawn the repurchase and collected the deposit in Feb 2018.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	RMB	US$

Electronics and office equipment	43,315	54,615	45,816	6,581
Motor vehicles	11,804	11,893	11,706	1,681
Leasehold improvements	106,904	118,925	119,317	17,139

Property and equipment, cost	162,023	185,433	176,839	25,401
Less: Accumulated depreciation	(56,521)	(88,238)	(112,727)	(16,192)

Property and equipment, net	105,502	97,195	64,112	9,209

Depreciation expenses from continuing operations for the years ended December 31, 2017, 2018 and 2019 were approximately RMB13,181, RMB31,027 and RMB32,017 (US$4,599), respectively. Depreciation expenses from discontinued operations were approximately RMB219, RMB42 and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

9. INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	RMB	US$

Cost:
Computer software	26,844	27,929	27,887	4,006
License agreement	151,177	151,177	151,177	21,715
Internet domain name	704	704	1,512	217
Brand name	86,040	86,049	86,049	12,360
	264,765	265,859	266,625	38,298
Accumulated amortization:
Computer software	(9,366)	(15,046)	(20,632)	(2,964)
License agreement	(7,692)	(22,730)	(37,767)	(5,425)
Internet domain name	(502)	(573)	(724)	(104)
Brand name	(3,944)	(12,548)	(21,152)	(3,038)
	(21,504)	(50,897)	(80,275)	(11,531)
Impairment *:
Computer software	-	-	(3,547)	(509)
License agreement	-	-	(113,409)	(16,290)
Brand name	-	-	(64,889)	(9,321)
	-	-	(181,845)	(26,120)

Intangible assets, net	243,261	214,962	4,505	647

* The impairment of RMB181,845 (US$26,120) is related to the acquired intangible assets of the Multi Group that were recognized during the year ended December 31, 2019.

Amortization expenses from continuing operations for the years ended December 31, 2017, 2018 and 2019 were approximately RMB13,695, RMB31,511 and RMB29,369 (US$4,219), respectively. Amortization expenses from discontinued operations were approximately RMB12,407, RMB1,399 and nil for the years ended December 31, 2017, 2018 and 2019, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

	RMB	US$

2020	2,292	329
2021	1,168	168
2022	330	47
2023	284	41
2024	97	14
2025 and thereafter	334	48

Total	4,505	647

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

10.	OPERATING LEASES

The Group entered into various operating lease agreements for offices space. The remaining lease terms ranges from 0.02 to 2.69 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group’s consolidated balance sheet.

	As of December 31, 2019	As of December 31, 2019
	RMB	US$

Right-of-use assets	36,607	5,258

Operating lease liabilities - current	16,672	2,395
Operating lease liabilities - non-current	31,675	4,550
Total operating lease liabilities	48,347	6,945

On January 1, 2019, the Group adopted the provisions of ASC 842 using the modified retrospective method and elected not to apply ASC 842 to arrangements with lease terms of 12 month or less. For the year ended December 31, 2019, the Group had operating lease costs of RMB20,530 (US$2,949) and short-term lease costs of RMB8,627 (US$1,239). Cash paid for amounts included in the measurement of operating lease liabilities was RMB17,175 (US$2,467) for the year ended December 31, 2019. As of December 31, 2019, the weighted average remaining lease term was 2.52 years and the weighted average discount rate was 6.175%.

During the years ended December 31, 2017 and 2018, the Group incurred total operating lease expenses of approximately RMB28,695 and RMB35,144, respectively.

The following table summarizes the maturity of operating lease liabilities as of December 31, 2019:

	Operating leases
	RMB	US$

2020	19,206	2,759
2021	19,446	2,793
2022	14,009	2,012
Thereafter	-	-
Total	52,661	7,564
Less: imputed interest	(4,314)	(619)
Present value of lease liabilities	48,347	6,945

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	RMB	US$

Advance from end users*	35,888	44,006	38,663	5,554
Business tax and other taxes payable	4,118	4,276	1,136	164
Deferred government grant	2,807	3	-	-
Professional fees payable	12,039	8,160	2,878	413
Promotional events payables	7,753	8,290	2,172	312
Decoration payables	5,328	3,096	336	48
Unpaid consideration for business combination**	54,550	-	-	-
Others	23,750	20,318	6,213	890

	146,233	88,149	51,398	7,381

* Advance from end users represents payments received by the Group in advance from the end users prior to the services to be provided.

**Unpaid consideration for business combination represents the unpaid cash consideration and contingent consideration relating to the acquisition of Qufan as of December 31, 2017. On February 9, 2018, the Company announced that it has disposed of its 51% equity interest in Qufan for a total consideration of USD19.4 million (RMB122.0 million), which has been offset by the unpaid contingent consideration of RMB54.6 million as of the disposal date.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

12.	STATUTORY RESERVE AND RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiary.

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

In accordance with the China Company Laws, the Company’s VIEs are PRC domestic companies (i.e. E-Sun Network, E-Sun Sky Network, Youlanguang Technology, Guangtiandi Technology, Hainan Jingli, Lhasa Yicai, Shenzhen Yicai, and Shenzhen Kaisheng), and they must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of each individual VIE.

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

12.	STATUTORY RESERVE AND RESTRICTED NET ASSETS (continued)

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB246,410 (US$35,395) as of December 31, 2019. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2017, 2018 and 2019 and for each of the three years in the period ended December 31, 2019 are disclosed in Note 23.

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

USA

500.com USA is incorporated in the USA and does not conduct any substantive operations of its own. No provision for USA income tax has been made in the financial statements as 500.com USA had no assessable income for the years ended December 31, 2017, 2018 and 2019.

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

Cyprus

Round Spot Services Ltd is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as Round Spot Services Ltd had no assessable income for the years ended December 31, 2017, 2018 and 2019.

Hong Kong

500wan HK is incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income. As 500wan HK does not conduct any substantive operations of its own, no provision for Hong Kong income tax has been made in the financial statements as 500wan HK had no assessable income for the years ended December 31, 2017, 2018 and 2019.

Japan

500.com Nihon Co., Ltd is incorporated in Japan in July 2017 and does not conduct any substantive operations of its own. No provision for Japan income tax has been made in the financial statements as 500.com Nihon Co., Ltd had no assessable income for the years ended December 31, 2017, 2018 and 2019.

People’s Republic of China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology, E-Sun Network, E-Sun Sky Computer, E-Sun Sky Network, Shenzhen Yicai, and Shenzhen Kaisheng are subject to the EIT rate of 25% in 2017, 2018 and 2019. Hainan Jingli is subject to the EIT rate of 25% in 2018 and 2019 since the inception. Guangtiandi Technology obtained a certificate of “Software Enterprise” and was granted for a half reduction in tax rate in 2017, therefore, it is subject to the EIT rate of 12.5%, 25% and 25% for the year ended December 31, 2017, 2018 and 2019, respectively.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry”. According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15% in 2017, 2018 and 2019. Additionally, Lhasa Yicai is also exempt from provincial allocated corporate income tax during January 1, 2015 to December 31, 2017 according to local tax law.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

13.	INCOME TAXES (continued)

Loss before income taxes from continuing operations consists of:

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cayman Islands	(162,884)	(166,710)	(432,971)	(62,194)
British Virgin Islands	(3)	-	-	-
USA	(4,703)	(4,058)	(4,350)	(625)
Hong Kong	(10,922)	(7,740)	(8,166)	(1,173)
Japan	(174)	(1,592)	(2,523)	(362)
Malta	(4,321)	(7,949)	(257)	(37)
Curacao	7,449	(12,752)	(22,698)	(3,260)
Cyprus	(13)	(8)	(31)	(4)
Australia	-	-	-	-
PRC	(169,923)	(290,530)	(190,932)	(27,426)
				-
	(345,494)	(491,339)	(661,928)	(95,081)

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Current tax benefit	15,935	19,258	-	-
Deferred tax benefit (expense)	(1,910)	344	7,642	1,098

Income tax benefit	14,025	19,602	7,642	1,098

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax benefit is as follows:

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Loss before income taxes	(345,494)	(491,339)	(661,928)	(95,081)
Income tax computed at applicable tax rates (25%)	(86,374)	(122,835)	(165,482)	(23,770)
Effect of different tax rates in different jurisdictions	693	979	1,120	161
Non-deductible expenses	92,960	81,459	114,276	16,415
Change in valuation allowance	-	45,832	59,338	8,523
Changes in interest and penalties on unrecognized tax position	5,098	1,637	-	-
Effect of EIT reversal for previous years	(19,704)	(20,726)	-	-
Research and development super-deduction	(6,692)	(5,942)	(9,237)	(1,327)
Others	(6)	(6)	(7,657)	(1,100)
	(14,025)	(19,602)	(7,642)	(1,098)

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

13.	INCOME TAXES (continued)

A reconciliation of the beginning and ending amount of unrecognized tax position is as follows:

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Balance at beginning of year	38,457	24,298	2,133	306
Increase relating to current year tax positions	5,194	-	-	-
Decrease relating to prior year tax positions	(1,595)	(7,420)	-	-
Decrease relating to expiration of applicable statute of limitations	(17,758)	(14,745)	(213)	(31)

Balance at end of year	24,298	2,133	1,920	275

The Group recognizes interest accrued related to unrecognized tax position in taxation expenses. During the years ended December 31, 2017, 2018 and 2019, the Group recognized approximately RMB5,098, nil and nil in interest on these unrecognized tax position and reversed approximately RMB7,667, RMB7,420 and nil in interest, respectively. The Group had accrued approximately RMB7,420, nil and nil for the interest on these uncertain taxes as of December 31, 2017, 2018 and 2019, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Group’s tax filings. As of December 31, 2019, the PRC subsidiaries’ 2015 to 2019 tax returns remain open to examination.

The components of deferred taxes are as follows:

	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Deferred tax assets
Advertising costs deductible in future years	61,191	63,386	63,430	9,111
Deferred revenue	307	306	-	-
Deferred government grants	2,417	2,417	261	37
Loss from equity method investment	203	203	1,648	237
Bad debt provision	5,097	5,097	7,302	1,049
Accrued rental expense	817	817	15	2
Impairment of long-term investments	1,250	1,250	4,424	635
Net operating losses (“NOLs”)	34,700	109,850	160,271	23,021
Less: valuation allowance	(105,982)	(183,326)	(237,351)	(34,092)

Total deferred tax assets, net	-	-	-	-

Deferred tax liabilities
Apps and other licenses arisen from business combination	(6,754)	(7,744)	(59)	(8)

Total deferred tax liabilities	(6,754)	(7,744)	(59)	(8)

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

13.	INCOME TAXES (continued)

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2019, the Group had NOLs of approximately RMB484,286 (US$ 69,563) and RMB22,986 (US$3,261) from several of its VIEs and the Multi Group, respectively, which can be carried forward to offset future net profit for income tax purposes. The NOLs from several of its VIEs as of December 31, 2019 will expire in years 2020 to 2024 if not utilized. Substantially all of NOLs from the Multi Group as of December 31, 2019 will expire in years 2028 to 2029 if not utilized.

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB255,333, RMB113,588 and nil as of December 31, 2017, 2018 and 2019, respectively. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. The related unrecognized deferred tax liabilities were approximately RMB25,533, RMB11,359 and nil as of December 31, 2017, 2018 and 2019, respectively.

14.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately RMB12,707, RMB12,682 and RMB11,770 (US$1,691) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

On June 19, 2014, the Company granted 2,000,000 options to directors and 32,561,800 options to employees, with an exercise price of US$3.232 per share (US$32.32 per ADS). For awards to employees, 16,280,900 options were vested upon the third anniversary of the grant date. On June 19, 2017, the maturity date of the remaining unexercised options to the employees was extended by the board of directors from June 19, 2017 to June 19, 2018. On June 19, 2018, the maturity date of the remaining unexercised options to the employees was extended by the board of directors from June 19, 2018 to June 19, 2019. On June 19, 2019, the maturity date of the remaining unexercised options to the employees was extended by the board of directors from June 19, 2019 to June 19, 2020. On November 22, 2018, the maturity date of the remaining unexercised options to the directors was extended by the board of directors from November 22, 2018 to November 22, 2019. On November 22, 2019, the maturity date of the remaining unexercised options to the directors was extended by the board of directors from November 22, 2019 to November 22, 2020.

On June 29, 2015, the Company granted 200,000 share options to a director with an exercise price of US$2.55 per share. For these awards, 66,670 options were vested upon the first anniversary of the grant date, 66,670 options were vested upon the second anniversary of the grant date, and 66,660 options were vested upon the third anniversary of the grant date. On June 29, 2018, the maturity date of the remaining unexercised options was extended by the board of directors from June 29, 2018 to June 29, 2019. On June 29, 2019, the maturity date of the remaining unexercised options was extended by our board of directors from June 29, 2019 to June 29, 2020.

On January 5, 2016, the Company granted 2,500,000 share options to employees with an exercise price of US$2.00 per share. For these awards, 1,000,000 options were vested on June 19, 2017. All of the vested options were given up by employees at the end of the third quarter of 2017.

On January 6, 2016, the Company granted 600,000 share options to a director. On November 22, 2018, the maturity date of the remaining unexercised options was extended by the board of directors from November 22, 2018 to November 22, 2019. On November 22, 2019, the maturity date of the remaining unexercised options was extended by the board of directors from November 22, 2019 to November 22, 2020.

On January 16, 2016, the Company granted 15,900,000 share options to employees, among which, 10,000,000 share options were gave up by employees at the end of the third quarter of 2017, for the remaining awards, 985,300 options were vested on January 16, 2017, 1,964,700 options were vested on January 16, 2018, and 2,950,000 options were vested on January 16, 2019. All of the vested options were given up by employees in January 2019.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

On December 16, 2016, the Company granted 600,000 share options to directors, which were vested on November 21, 2017. On November 22, 2019, the maturity date of the remaining unexercised options was extended by the board of directors from November 22, 2019 to November 22, 2020.

On August 15, 2017, the Company granted 12,230,280 restricted share units ("RSUs") to employees. For these rewards, the first 4,076,760 options were vested on March 1, 2018, the second 4,076,760 options would have been vested on December 31, 2018, and the third 4,076,760 options would have been vested on December 1, 2019. On April 30, 2018, the vest dates of the second and third options were changed by the board of directors from December 31, 2018 to June 1, 2018 and from December 1, 2019 to June 1, 2019, respectively.

On November 22, 2017, the Company granted 350,000 RSUs to directors, which were vested on November 21, 2018.

On June 28, 2018, the Company granted 5,000,000 RSUs to employees. For these rewards, 2,000,000 options were vested on September 1, 2018, and 3,000,000 options were vested on March 1, 2019.

On January 2, 2019, the Company granted 7,553,980 RSUs to employees, which were vested on January 1, 2020.

A summary of share option and restricted shares activity and related information for the year ended December 31, 2019 are as follows:

Share options granted to employees and directors

	Number of options	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	US$	(Years)	US$’000
Outstanding, January 1, 2017	55,382,320	1.21	1.12	2.65	22,634
Granted	-	-	-	-	-
Forfeited	(12,500,000)	1.79	0.90	-	-
Exercised	(894,760)	0.93	1.28	-	-
Outstanding, December 31, 2017	41,987,560	1.04	1.18	1.59	3,986
Granted	-	-	-	-	-
Forfeited	-	-	-	-	-
Exercised	(6,513,460)	0.92	1.28	-	-
Outstanding, December 31, 2018	35,474,100	1.07	1.17	0.94	2,078
Granted	-	-	-	-	-
Forfeited	(5,900,000)	1.74	0.92
Exercised	(3,572,880)	0.69	0.97		921
Outstanding, December 31, 2019	26,001,220	0.96	1.25	0.71	1,590
Vested and expected to vest at December 31, 2017	41,987,560	1.04	1.18	1.59	3,986
Exercisable at December 31, 2017	37,006,200	0.95	1.22	1.53	3,986
Vested and expected to vest at December 31, 2018	35,474,100	1.07	1.17	0.94	2,078
Exercisable at December 31, 2018	32,524,100	1.00	1.19	0.84	2,078
Vested and expected to vest at December 31, 2019	26,001,220	0.96	1.25	0.71	1,590
Exercisable at December 31, 2019	26,001,220	0.96	1.25	0.71	1,590

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.	SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors

	Number of options	Weighted average grant date fair value per share	Weighted average remaining contractual year	Aggregated intrinsic value
		US$	(Years)	US$’000
Outstanding, January 1, 2017	-	-	-	-
Granted	12,580,280	0.96	9.63	12,719
Forfeited	-	-	-	-
Exercised	-	-	-	-
Outstanding, December 31, 2017	12,580,280	0.96	9.63	12,719
Granted	5,000,000	1.41	9.49	3,790
Forfeited	-	-	-	-
Exercised	(10,503,520)	1.05	-	-
Outstanding, December 31, 2018	7,076,760	1.15	8.99	5,364
Granted	7,553,980	0.76	9.01	6,496
Forfeited	-	-	-	-
Exercised	(1,224,180)	1.41	-	1,053
Outstanding, December 31, 2019	13,406,560	0.93	8.52	11,530
Vested and expected to vest at December 31, 2017	12,580,280	0.96	9.63	12,719
Exercisable at December 31, 2017	-	-	-	-
Vested and expected to vest at December 31, 2018	7,076,760	1.15	8.99	5,364
Exercisable at December 31, 2018	-	-	-	-
Vested and expected to vest at December 31, 2019	13,406,560	0.93	8.52	11,530
Exercisable at December 31, 2019	13,406,560	0.93	8.52	11,530

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as of December 31, 2019 and the exercise price. Total intrinsic value of options granted to employees and directors exercised for the years ended December 31, 2017, 2018 and 2019 were RMB479, RMB2,284 and RMB6,415 (US$921), respectively. No share options granted to the consultants were exercised during the years ended December 31, 2019. Total intrinsic value of restricted shares granted to employees and directors exercised for the year ended December 31, 2019 was RMB7,331(US$ 1,053).

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.       SHARE-BASED PAYMENT (continued)

On June 19, 2017, the Company extended the maturity date of the remaining unexercised share options granted on June 19, 2014 from June 19, 2017 to June 19, 2018. The modification was intended to provide additional incentives for these employees.

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

On June 19, 2018, the Company extended the maturity date of the remaining unexercised share options granted on June 19, 2014 from June 19, 2018 to June 19, 2019. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$4,764, which was measured as the one extending year of the fair value of the modified award of 7,594,240 shares.

On May 1, 2018, the Company extended the maturity date of the remaining unexercised share options granted on June 19, 2014 from November 22, 2018 to November 22, 2019. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$32, which was measured as the one extending year of the fair value of the modified award of 233,350 shares.

On May 1, 2018, the Company extended the maturity date of the remaining unexercised share options granted on June 29, 2015 from June 29, 2018 to June 29, 2019. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$6, which was measured as the one extending year of the fair value of the modified award of 66,600 shares.

On May 1, 2018, the Company extended the maturity date of the remaining unexercised share options granted on January 6, 2016 from November 22, 2018 to November 22, 2019. The modification was intended to provide additional incentives for the directors.

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

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.       SHARE-BASED PAYMENT (continued)

On June 19, 2019, the Company extended the maturity date of the remaining unexercised share options granted on June 19, 2014 from June 19, 2019 to June 19, 2020. The modification was intended to provide additional incentives for these employees.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$2,710, which was measured as the one extending year of the fair value of the modified award of 12,301,430 shares.

On June 29, 2019, the Company extended the maturity date of the remaining unexercised share options granted on June 29, 2015 from June 29, 2019 to June 29, 2020. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$7, which was measured as the one extending year of the fair value of the modified award of 133,200 shares.

On November 22, 2019, the Company extended the maturity date of the remaining unexercised share options granted on June 19, 2014 from November 22, 2019 to November 22, 2020. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$59, which was measured as the one extending year of the fair value of the modified award of 233,350 shares.

On November 22, 2019, the Company extended the maturity date of the remaining unexercised share options granted on January 6, 2016 from November 22, 2019 to November 22, 2020. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$50, which was measured as the one extending year of the fair value of the modified award of 600,000 shares.

On November 22, 2019, the Company extended the maturity date of the remaining unexercised share options granted on December 16, 2016 from November 22, 2019 to November 22, 2020. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$94, which was measured as the one extending year of the fair value of the modified award of 600,000 shares.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.       SHARE-BASED PAYMENT (continued)

As of December 31, 2019, there was RMB10,137 (US$1,456) of unvested share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized over a weighted-average vesting period of 0.54 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

As of December 31, 2019, there was nil of unvested restricted share compensation costs related to equity awards granted to employees that is expected to be recognized over a weighted-average vesting period of 0 years. To the extent the actual forfeiture rate is different from the original estimate, actual restricted share compensation costs related to these awards may be different from the expectation.

As the share options granted to the consultants were fully vested at the grant date, the related compensation expenses were fully recognized in the consolidated statement of comprehensive loss at the grant date.

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

	For the years ended December 31
	2017	2018	2019
Expected volatility	54.83%	54.27%~60.15%	66.89%~67.67%
Risk-free interest rate	1.20%	2.26%~2.62%	1.62%~1.95%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%	0.00%	0.00%
Suboptimal early exercise factor	2.2	2.2~2.8	2.2~2.8

The fair value of restricted shares was determined using the market price of the ordinary shares of the Company on the grant date.

There were no vested equity share options granted to the employees and directors during the years ended December 31, 2017, 2018 and 2019.

The total fair value of the restricted shares granted to the employees and directors during the years ended December 31, 2017, 2018 and 2019 were RMB78,902, RMB48,575 and RMB40,023 (US$5,749), respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.       SHARE-BASED PAYMENT (continued)

The exercise price of share options granted to the employees and directors equaled the market price of the ordinary shares on the grant date. No share options were granted during the year ended December 31, 2017, 2018 and 2019.

The Company granted restricted shares to employees and directors during the year ended December 31, 2017, 2018 and 2019 with free exercise price. The weighted-average grant-date fair value per restricted shares granted to employees and directors during the year ended December 31, 2017, 2018 and 2019 were US$0.96, US$1.41 and US$0.76, respectively.

Total share-based compensation expenses relating to options and restricted shares granted to employees and directors for the years ended December 31, 2017, 2018 and 2019 are included in:

	For the year ended December 31, 2017
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$
Cost of services	1,343	-	1,343	206
Sales and marketing	9,228	-	9,228	1,418
General and administrative	61,113	3,089	64,202	9,868
Service development expenses	16,370	-	16,370	2,516

	88,054	3,089	91,143	14,008

	For the year ended December 31, 2018
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$
Cost of services	351	-	351	51
Sales and marketing	11,361	-	11,361	1,652
General and administrative	74,227	2,346	76,573	11,137
Service development expenses	20,343	-	20,343	2,959

	106,282	2,346	108,628	15,799

	For the year ended December 31, 2019
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$
Cost of services	14	-	14	2
Sales and marketing	7,410	-	7,410	1,064
General and administrative	57,666	506	58,172	8,356
Service development expenses	13,679	-	13,679	1,965

	78,769	506	79,275	11,387

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

16. RELATED PARTY TRANSACTIONS

Amounts due from a Related Party

As of December 31, 2017, 2018 and 2019, amounts due from a related party consisted of the following:

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	RMB	US$
Loto Interactive Information Technology (Shenzhen) Limited*	-	-	10,401	1,494
	-	-	10,401	1,494

* Loto Interactive Information Technology (Shenzhen) Limited (“Loto Interactive Shenzhen”) is a subsidiary of Loto Interactive, one of the Company’s equity method investment company.

The balance of RMB10,401(US$1,494) as of December 31, 2019 consisted of a loan of RMB10,000 (US$1,437) to Loto Interactive Shenzhen provided by E-Sun Sky Network, with an interest receivable of RMB231 (US$33) for interest rate of 4.35%, and a service management revenue receivable due to the service management contract with the amount of RMB170 (US$24). On April 24, 2020, Loto Interactive Shenzhen has fully repaid the above loan.

Related Party transactions

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2019
	RMB	RMB	RMB	US$
Interest from loan to Loto Interactive Information Technology (Shenzhen) Limited	-	-	218	31
Other operating income from management service provided to Loto Interactive Information Technology (Shenzhen) Limited	-	-	320	46
	-	-	538	77

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

17.	COMMITMENTS AND CONTINGENCIES

Uncertain income tax position

As of December 31, 2017, 2018 and 2019, the Group has recognized approximately RMB24,298, RMB2,133 and RMB1,920 (US$276), respectively, as an accrual for unrecognized tax position, including related interest and penalties. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2017, 2018, and 2019, the Group classified the accrual of RMB24,298, RMB2,133 and RMB1,920 (US$276), respectively, as a long-term payable.

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

The memorandum and articles of association of the Company require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. The indemnification obligations are more fully described in the memorandum and articles of association. The Company purchases standard directors and officers’ insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s memorandum and articles of association and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated.

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2017, 2018 and 2019.

Indemnity cost

There was no indemnity cost occurred in 2017, 2018 and 2019.

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis and has not recorded any material liabilities in this regard during 2017, 2018 and 2019.

Legal proceedings alleged subsequent to December 31, 2019 have been disclosed in Note 22.

Operating lease commitments

The information of lease commitments is provided in Note 10.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

18.	LOSSES PER SHARE

Basic and diluted losses per share for each of the years presented is calculated as follows:

	For the years ended December 31,
	2017		2018		2019
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Losses per share from continuing operations—basic:
Numerator:
Allocation of net loss from continuing operations attributable to 500.com Limited’s ordinary shareholders used in calculating income per ordinary share—basic	(265,563)	(59,172)	(380,701)	(82,216)	(600,774)	(86,296)	(50,494)	(7,253)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	333,909,823	74,400,299	344,510,993	74,400,299	395,357,173	395,357,173	33,229,132	33,229,132
Denominator used for losses per share	333,909,823	74,400,299	344,510,993	74,400,299	395,357,173	395,357,173	33,229,132	33,229,132
Losses per share from continuing operations — basic	(0.80)	(0.80)	(1.13)	(1.13)	(1.52)	(0.22)	(1.52)	(0.22)

Losses per share from continuing operations—diluted:
Numerator:
Allocation of net loss from continuing operations attributable to 500.com Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(265,563)	(59,172)	(380,701)	(82,216)	(600,774)	(86,296)	(50,494)	(7,253)
Reallocation of net loss from continuing operations attributable to 500.com Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	(59,172)	-	(82,216)	-	(50,494)	(7,253)	-	-
Net loss from continuing operations attributable to ordinary shareholders	(324,735)	(59,172)	(462,917)	(82,216)	(651,268)	(93,549)	(50,494)	(7,253)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	333,909,823	74,400,299	344,510,993	74,400,299	395,357,173	395,357,173	33,229,132	33,229,132
Conversion of Class B to Class A ordinary shares	74,400,299	-	74,400,299	-	33,229,132	33,229,132	-	-
Denominator used for losses per share	408,310,122	74,400,299	418,911,292	74,400,299	428,586,305	428,586,305	33,229,132	33,229,132
Losses per share from continuing operations—diluted	(0.80)	(0.80)	(1.13)	(1.13)	(1.52)	(0.22)	(1.52)	(0.22)

Losses from continuing operations per ADS:
Denominator used for losses per ADS - basic	33,390,982	-	34,451,099	-	39,535,717	39,535,717	-	-
Denominator used for losses per ADS - diluted	40,831,012	-	41,891,129	-	42,858,631	42,858,631	-	-
Losses from continuing operations per ADS – basic	(7.95)	-	(11.28)	-	(15.20)	(2.18)	-	-
Losses from continuing operations per ADS – diluted	(7.95)	-	(11.28)	-	(15.20)	(2.18)	-	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

	For the years ended December 31,
	2017		2018		2019
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
Income per share from discontinued operations—basic:
Numerator:
Allocation of net income from discontinued operations attributable to 500.com Limited’s ordinary shareholders used in calculating income per ordinary share—basic	6,245	1,391	9,247	1,997	-	-	-	-

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic income per share	333,909,823	74,400,299	344,510,993	74,400,299	395,357,173	395,357,173	33,229,132	33,229,132
Denominator used for income per share	333,909,823	74,400,299	344,510,993	74,400,299	395,357,173	395,357,173	33,229,132	33,229,132
Income per share from discontinued operations — basic	0.02	0.02	0.03	0.03	-	-	-	-

Income per share from discontinued operations—diluted:
Numerator:
Allocation of net income from discontinued operations attributable to 500.com Limited’s ordinary shareholders used in calculating income per ordinary share— diluted	6,245	1,391	9,247	1,997	-	-	-	-
Reallocation of net income from discontinued operations attributable to 500.com Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	1,391	-	1,997	-	-	-	-	-
Net income from discontinued operations attributable to ordinary shareholders	7,636	1,391	11,244	1,997	-	-	-	-

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic income per share	333,909,823	74,400,299	344,510,993	74,400,299	395,357,173	395,357,173	33,229,132	33,229,132
Conversion of Class B to Class A ordinary shares	74,400,299	-	74,400,299	-	33,229,132	33,229,132	-	-
Denominator used for income per share	408,310,122	74,400,299	418,911,292	74,400,299	428,586,305	428,586,305	33,229,132	33,229,132
Losses per share from discontinued operations—diluted	0.02	0.02	0.03	0.03	-	-	-	-

Income from discontinued operations per ADS:
Denominator used for income per ADS - basic	33,390,982	-	34,451,099	-	39,535,717	39,535,717	-	-
Denominator used for income per ADS - diluted	40,831,012	-	41,891,129	-	42,858,631	42,858,631	-	-
Income from discontinued operations per ADS – basic	0.19	-	0.27	-	-	-	-	-
Income from discontinued operations per ADS – diluted	0.19	-	0.27	-	-	-	-	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

19.	EQUITY TRANSACTIONS

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

In 2019, 3,572,880 share options were exercised at the exercise prices of US$0.2 to US$1.0 per share, resulting in the issuance of 3,572,880 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$2,456. And 1,224,180 restricted shares were vested and exercised without exercise prices. During the year 2019, 64,400,200 Class B ordinary shares were converted to Class A ordinary shares. As of December 31, 2019, 420,001,792 and 10,000,099 Class A and Class B ordinary shares were issued and outstanding, respectively.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

20.	FAIR VALUE MEASUREMENT

As of December 31, 2017, 2018 and 2019, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at December 31, 2017
	Total fair value at December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Cash equivalents
Money market funds	378,908	-	378,908	-
Short-term investments
Investment in targeted asset management plan with fixed rate (Note 6)	100,000	-	100,000	-
Total	478,908	-	478,908	-

Contingent consideration payable	54,550	-	-	54,550
Total	54,550	-	-	54,550

		Fair value measurement at December 31, 2018
	Total fair value at December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Description
Cash equivalents
Money market funds	274,140	-	274,140	-
Short-term investments
Investment in targeted asset management plan with fixed rate (Note 6)	100,000	-	100,000	-
Total	374,140	-	374,140	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

20.	FAIR VALUE MEASUREMENT (continued)

			Fair value measurement at December 31, 2019
	Total fair value at December 31, 2019		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
Description
Cash equivalents
Money market funds	312,635	44,907	-	312,635	-
Time deposits	23,849	3,426	-	23,849	-

Total	336,484	48,333	-	336,484	-

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

20.	FAIR VALUE MEASUREMENT (continued)

The Group measured the fair value of its investment in targeted asset management plan with fixed rate, money market funds and time deposits based on alternative pricing sources and models utilizing market observable inputs and has classified those as level 2 measurement.

The Group has measured the contingent consideration payable with respect to the acquisition of Qufan in the year ended December 31, 2016 at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2017. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

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

The following table presents a reconciliation of liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2017 and 2018:

Contingent consideration payable
RMB
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

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2017, 2018 and 2019.

The Group measures certain financial assets, including the investment under the measurement alternative method and equity method at fair value on a nonrecurring basis only if they were determined to be impaired on an other-than-temporary basis. The Group’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value when an impairment charge is recognized.

21.	SEGMENT REPORTING

The Group engages primarily in mobile gaming services, sports information services and online spot commodity trading services in the PRC. After acquiring the business of online lottery betting and online casino platforms generated from the Multi Group, the Group distinguishes revenues, costs and expenses between different geographic operating segment in its internal reporting, and reports costs and expenses by nature in different geographic operating segments. In accordance with ASC topic 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s geographic location operating results. As a result, the Group has two reportable segments, including the PRC and Europe.

The following table presents summary information by segment for continuing operations for the years ended December 31, 2017, 2018 and 2019, respectively.

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

21.	SEGMENT REPORTING (continued)

	For the year ended December 31, 2018
	PRC	Europe	Total
	RMB	RMB	RMB
Net revenues	20,578	105,511	126,089
Depreciation and amortization	31,027	31,511	62,538
Operating loss from continuing operations	327,850	16,638	344,488
Interest income	15,308	-	15,308
Income tax (benefit) expense	(21,014)	1,412	(19,602)
Segment net loss from continuing operations	453,687	18,050	471,737
Segment assets	1,204,057	42,527	1,246,584

	For the year ended December 31, 2019
	PRC	Europe	Total	Total
	RMB	RMB	RMB	US$
Net revenues	4,092	35,596	39,688	5,701
Depreciation and amortization	32,575	28,811	61,386	8,818
Operating loss from continuing operations	438,008	204,831	642,839	92,339
Interest income	13,448	-	13,448	1,932
Income tax benefit	(171)	(7,471)	(7,642)	(1,098)
Segment net loss from continuing operations	449,257	205,029	654,286	93,983
Segment total assets	674,851	20,928	695,779	99,941

22.	SUBSEQUENT EVENTS

Completion of 7% Redeemable Noncontrolling Interest in Arbitration related to TMG

In connection with the Group’s acquisition of a 93% equity interest in TMG in 2017, the Company entered into a shareholders’ agreement with Helmet Limited, or Helmet, which owns the remaining 7% equity interest (post-acquisition) in TMG. On April 10, 2020, the Company reached a settlement agreement to purchase the 7% equity interest in TMG held by Helmet at a final redemption price of EUR1,900 and the final redemption price was fully paid on April 20, 2020.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

22.	SUBSEQUENT EVENTS (continued)

Resumption of Operations in Sweden

TMG has temporarily suspended its operations in Sweden as it did not complete the renewal of its e-Gaming license before it expired. The Company promptly issued a Current Report on Form 6-K dated January 13, 2020 regarding this situation, and provided an update through another Current Report on Form 6-K dated February 20, 2020. After submitting all the application materials and maintaining close communication with Sweden’s e-Gaming regulatory authority, TMG completed the renewal process and resumed its operations in Sweden in September 2020. The Company’s revenues for the fiscal year of 2020 are expected to be, materially and adversely impacted by the temporary suspension of TMG’s operations in Sweden. Revenue generated by TMG accounted for approximately 89.7% of the Company’s total net revenues during the fiscal year ended December 31, 2019, of which approximately 61.3% was generated from Sweden.

Stockholder Class Action

On February 13, 2020, a securities class action lawsuit was filed against 500.com Limited and certain of the Group’s current and former officers (collectively, “Defendants”) in the United States District Court for the Eastern District of New York. The complaint alleges, among other things, that the Group made materially misleading statements and omissions regarding its compliance with applicable anti-corruption laws and regulations. The Group believe it has meritorious defenses to each of the claims in this lawsuit and is prepared to vigorously defend against its allegations. There can be no assurance, however, that the Group will be successful. As of the date of this annual report, this lawsuit is in its preliminary stages; at present, the Group cannot reasonably assess the likelihood of any unfavorable outcome, nor can it reasonably estimates the amount, or range, of potential losses, if any, related to the lawsuit. Accordingly, the Group has not recorded any liabilities in respect of this lawsuit as of December 31, 2019.

On January 15, 2020, a securities class action lawsuit, making allegations virtually identical with the abovementioned lawsuit filed on February 13, 2020, was filed in the United States District Court for the District of New Jersey. On March 23, 2020, the plaintiff noticed his voluntary dismissal of this case, and on April 8, 2020, the clerk of the Court was ordered to close the case file. As such, this case is now terminated.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

22.	SUBSEQUENT EVENTS (continued)

The Outbreak of COVID-19

In January 2020, the World Health Organization (“WHO”) declared a global public health emergency as the novel coronavirus outbreak; later known as the COVID-19 pandemic, which has continued to spread beyond China. The headquarter of the Company is located in Shenzhen, China. Following the outbreak of COVID-19, the PRC government introduced temporary travel restrictions and mandatory quarantines aimed at preventing the spread of COVID-19 within China. While some of these restrictions and quarantines have been relaxed in certain areas, the Company has taken pro-active measures to help protect its employees by implementing self-quarantine measures of at least 14 days for employees that have traveled from other regions within China before they are allowed to report to the Company’s offices.

In the short term, the COVID-19 pandemic has created uncertainties and risks. With resume of work within China, based on the current situation, the Company does not expect a significant impact on the Company’s operations and financial results in the long run. The extent to which COVID-19 impacts the Company’s results of operations will depend on future development of the circumstances, which is highly uncertain and cannot be predicted with confidence at this time.

Restricted Stock Units Incentive Plan

On June 26, 2020, the Compensation Committee of the Board of Directors of the Company reached an agreement to issue the number of Class A ordinary shares of 12,977,740 to grant to the employees of the Company. For those rewards, 6,488,870 options were vested on July 1, 2020, and 6,488,870 options were vested on December 1, 2020.

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of the consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividend to the Company for the periods presented. Certain information and note disclosures generally included in the financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The note disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of December 31, 2019, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,304	12,338	6,116	879
Other current assets	20,257	7,348	9,101	1,307
Amounts due from intergroup companies	400,659	506,418	515,160	73,998

Total current assets	422,220	526,104	530,377	76,184

Non-current assets:
Investment in subsidiaries and VIEs	1,060,273	605,167	62,087	8,918
Property and equipment, net	241	167	82	12

Total non-current assets	1,060,514	605,334	62,169	8,930

TOTAL ASSETS	1,482,734	1,131,438	592,546	85,114

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed balance sheets (continued)

	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2019
	RMB	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	544	369	390	56
Accrued expenses and other liabilities	68,015	9,452	3,139	451
Amounts due to intergroup companies	4,401	5,012	4,561	655

Total current liabilities	72,960	14,833	8,090	1,162

TOTAL LIABILITIES	72,960	14,833	8,090	1,162

Shareholders’ equity:
Class A Ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2017, 2018 and 2019; 333,787,552, 350,804,532 and 420,001,792 shares issued and outstanding as of December 31, 2017, 2018 and 2019, respectively	115	121	145	21
Class B Ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2017, 2018 and 2019; 74,400,299, 74,400,299 and 10,000,099 shares issued and outstanding as of December 31, 2017, 2018 and 2019, respectively	28	28	6	1
Additional paid-in capital	2,295,111	2,431,924	2,547,293	365,896
Treasury shares	(143,780)	(143,780)	(143,780)	(20,653)
Accumulated other comprehensive income	116,051	137,736	141,484	20,323
Accumulated deficit and statutory reserve	(857,751)	(1,309,424)	(1,960,692)	(281,636)

Total shareholder’s equity	1,409,774	1,116,605	584,456	83,952

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,482,734	1,131,438	592,546	85,114

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net revenues	-	-	-	-
Operating expenses:
Sales and marketing	(497)	(1,784)	(57)	(8)
General and administrative	(68,260)	(177,455)	(29,437)	(4,228)

Total operating expenses	(68,757)	(179,239)	(29,494)	(4,236)

Operating loss	(68,757)	(179,239)	(29,494)	(4,236)
Interest income	4,818	2	122	18
Equity in loss of subsidiaries and VIEs	(253,160)	(272,436)	(621,896)	(89,331)

Loss before income tax	(317,099)	(451,673)	(651,268)	(93,549)
Income tax benefit	-	-	-	-

Net loss	(317,099)	(451,673)	(651,268)	(93,549)

Other comprehensive income
Foreign currency translation gain (loss)	(55,805)	21,685	7,734	1,110
Unrealized loss on available for sale investments	(733)	-	-	-
Share of other comprehensive loss from an equity method investee			(3,986)	(573)

Comprehensive loss	(373,637)	(429,988)	(647,520)	(93,012)

500.COM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of cash flows

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash used in operating activities	(270,965)	(91,547)	(29,759)	(4,275)
Net cash provided by (used in) investing activities	3,065	(56,941)	(58,359)	(8,383)
Net cash (used in) provided by financing activities	(11,945)	159,456	81,693	11,734
Effect of exchange rate changes on cash and cash equivalents	(60,522)	66	203	31
Net (decrease) increase in cash and cash equivalents	(340,367)	11,034	(6,222)	(893)
Cash and cash equivalents at beginning of the year	341,671	1,304	12,338	1,772
Cash and cash equivalents at end of the year	1,304	12,338	6,116	879

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