Form 20-F
period 2020-12-31
BIT Mining Ltd
filed 2021-04-14
CIK 1517496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-36206

BIT Mining Limited

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

14F, West Side, Block B, Building No. 7

Shenzhen Bay Eco-Technology Park

Nanshan District, Shenzhen 518115

The People’s Republic of China

(Address of Principal Executive Offices)

Qiang Yuan, Chief Financial Officer

14F, West Side, Block B, Building No. 7

Shenzhen Bay Eco-Technology Park

Nanshan District, Shenzhen 518115

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities and Exchange Act of 1934:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.00005 per share* American Depositary Shares, each representing ten (10) Class A ordinary shares	WBAI	New York Stock Exchange*

*     Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on the New York Stock Exchange. Each ADS represents the right to receive ten (10) Class A ordinary shares. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

430,127,692 Class A ordinary shares and 99 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2020.

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

On April 12, 2021, the Company announced that at an extraordinary general meeting held on April 8, 2021, the Company’s shareholders passed a special resolution to change the English name of the Company to “BIT Mining Limited” effective as of April 8, 2021. Accordingly, this annual report is being filed under the Company’s new English name.

As of the date of this annual report, the Company’s ADSs, each representing the right to receive ten (10) Class A ordinary shares of the Company, are listed on the NYSE under the Company’s old English name “500.com Limited” and its old ticker symbol “WBAI.” The Company’s ADSs are expected to begin trading under the Company’s new English name “BIT Mining Limited,” and its new ticker symbol “BTCM,” effective at the opening of trading on Tuesday, April 20, 2021.

i

ii

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

● “ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

● “ADSs” are to our American depositary shares, each of which represents ten (10) Class A ordinary shares;

● “China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

● “consolidated affiliated entities” refer to our consolidated affiliated entities, namely,

o	Beijing Baifengrun Technology Co., Ltd., or Baifengrun Technology, which was disposed of by the Company on January 21, 2019,
o	Beijing Daguo Xiaoxian Culture Media Co., Ltd, or Beijing Daguoxiaoxian, which was disposed of by the Company on February 9, 2018,
o	Lhasa Yicai Network Technology Co., Ltd., or Lhasa Yicai, which was disposed of by the Company on January 8, 2021,
o	Hainan Jingli Network Technology Co., Ltd., or Hainan Jingli,
o	Hainan Panfeng Network Technology Co., Ltd., or Hainan Panfeng, which was disposed of by the Company on December 25, 2019,
o	Hangzhou E-Sun Sky Network Technology Co., Ltd., or Hangzhou E-Sun Sky Network, which was disposed of by the Company on December 26, 2019,
o	The Multi Group Ltd, or TMG,
o	Shenzhen Caiyu Hudong Technology Co., Ltd., or Shenzhen Caiyu, which was disposed of by the Company on November 2, 2017,
o	Shenzhen E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network,
o	Shenzhen E-Sun Network Co., Ltd., or E-Sun Network,
o	Shenzhen Fenggu Network Technology Co., Ltd., or Shenzhen Fenggu, which was disposed of by the Company on June 30, 2018,
o	Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd., or Shenzhen Kaisheng,
o	Shenzhen Guangtiandi Science and Technology Co., Ltd., or Guangtiandi Technology,
o	Shenzhen Qufan Network Technology Co., Ltd., or Shenzhen Qufan, which was disposed of by the Company on February 9, 2018,
o	Shenzhen Tongfu Technology Co., Ltd., or Tongfu Technology, which was disposed of by the Company on November 25, 2019,
o	Shenzhen Wubai Zhifu Co., Ltd., or 500Fu, which was disposed of by the Company on February 7, 2018,
o	Shenzhen Yicai Network Technology Co., Ltd., or Shenzhen Yicai,
o	Shenzhen Youlanguang Science and Technology Co., Ltd., or Youlanguang Technology, and
o	other intermediate holding companies.

● “The Multi Group” or “TMG” are to The Multi Group Ltd., our wholly-owned subsidiary, and its wholly-owned subsidiaries as follows:

o	Lotto Warehouse Ltd, or Loto Warehouse;
o	Multi Brand Gaming Ltd, or Multi Brand;
o	Multi Warehouse Ltd, or Multi Warehouse;
o	Multilotto UK Ltd, or Multilotto UK;
o	Multi pay N.V., or Multi pay;
o	Round Spot Services Ltd., or Round Spot;
o	Wasp Media Ltd, or Wasp Media; and
o	Oddson Europe Ltd, or Oddson Europe.

● “ordinary shares” are to our ordinary shares, par value US$0.00005 per share;

● “RMB” and “Renminbi” are to the legal currency of China;

● “US$” and “U.S. dollars” are to the legal currency of the United States;

● “EUR” are to the legal currency of the European Union; and

● “We,” “us,” “our company,” “our,” “the Group” or “the Company” are to BIT Mining Limited, its predecessor entities and its consolidated affiliated subsidiaries.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

A.	Selected Financial Data

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects.”

Our historical results do not necessarily indicate our results to be expected for any future period.

	Years ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Loss Data:
Net revenues	5,259	71,858	126,089	39,688	21,815	3,343
Operating costs and expenses:
Cost of services	(12,749)	(37,483)	(80,017)	(59,410)	(16,774)	(2,571)
Sales and marketing	(43,398)	(63,295)	(92,465)	(42,445)	(16,748)	(2,567)
General and administrative	(247,408)	(224,321)	(251,384)	(223,758)	(152,541)	(23,378)
Service development	(70,741)	(58,592)	(61,909)	(48,614)	(30,201)	(4,629)

Total operating expenses	(374,296)	(383,691)	(485,775)	(374,227)	(216,264)	(33,145)
Other operating income	2,731	1,204	12,638	6,788	5,518	846
Government grant	10,017	6,789	7,620	3,504	891	137
Indemnity cost	(9,979)	—	—	—	—	—
Other operating expenses	(1,915)	(34,691)	(5,060)	(6,995)	(2,752)	(422)
Impairment of intangible assets	—	—	—	(181,845)	—	—
Impairment of goodwill	—	—	—	(129,752)	—	—

Operating loss from continuing operations	(368,183)	(338,531)	(344,488)	(642,839)	(190,792)	(29,241)
Other income (expenses), net	—	821	(43)	455	748	115
Interest income	23,859	20,032	15,308	13,448	9,093	1,394
Loss from equity method investments	(406)	(2,128)	(15,025)	(10,639)	(10,798)	(1,655)
Impairment of long-term investments	—	(28,781)	(149,896)	(22,353)	(33,001)	(5,058)
Changes in fair value of contingent considerations	—	(2,384)	—	—	—	—
Gain from disposal of subsidiaries	136,914	5,477	2,805	—	—	—

Loss before income taxes from continuing operations	(207,816)	(345,494)	(491,339)	(661,928)	(224,750)	(34,445)
Income taxes (expenses) benefit	(2,143)	14,025	19,602	7,642	3,654	560

Net loss from continuing operations	(209,959)	(331,469)	(471,737)	(654,286)	(221,096)	(33,885)
Income from discontinued operations, net of income taxes	707	15,327	2,183	—	—	—
Gain on disposal of discontinued operations, net of income taxes	—	—	10,160	—	—	—
Net income from discontinued operations, net of income taxes	707	15,327	12,343	—	—	—
Net loss	(209,252)	(316,142)	(459,394)	(654,286)	(221,096)	(33,885)
Net income (loss) from continuing operations attributable to noncontrolling interest and redeemable noncontrolling interest	(6,633)	(6,734)	(8,820)	(3,018)	2,130	326
Net income from discontinued operations attributable to noncontrolling interest	346	7,691	1,099	—	—	—
Less: Net income (loss) attributable to the noncontrolling interest	(6,287)	1,524	(4,486)	(3,018)	2,130	326
Less: Net loss attributable to redeemable noncontrolling interest	—	(567)	(3,235)	—	—	—

Net loss attributable to BIT Mining Limited	(202,965)	(317,099)	(451,673)	(651,268)	(223,226)	(34,211)

Other comprehensive income (loss)
Share of other comprehensive loss of an equity method investee	—	—	—	(3,986)	(1,218)	(187)
Foreign currency translation gain (loss)	82,347	(55,781)	23,023	6,408	(11,825)	(1,812)
Unrealized gain (loss) on available for sale investments	754	(733)	—	—	—	—
Other Comprehensive income (loss), net of tax	83,101	(56,514)	23,023	2,422	(13,043)	(1,999)

Comprehensive loss	(126,151)	(372,656)	(436,371)	(651,864)	(234,139)	(35,884)
Less: Comprehensive income (loss) attributable to redeemable noncontrolling interest and noncontrolling interest	(6,287)	981	(6,383)	(4,344)	2,130	326
Comprehensive loss attributable to BIT Mining Limited	(119,864)	(373,637)	(429,988)	(647,520)	(236,269)	(36,210)

Losses per share attributable to BIT Mining Limited – Basic:
Net loss from continuing operations	(0.49)	(0.80)	(1.13)	(1.52)	(0.52)	(0.08)
Net income from discontinued operations	0.001	0.02	0.03	—	—	—
Net loss	(0.489)	(0.78)	(1.10)	(1.52)	(0.52)	(0.08)

Losses per share attributable to BIT Mining Limited – Diluted:
Net loss from continuing operations	(0.49)	(0.80)	(1.13)	(1.52)	(0.52)	(0.08)
Net income from discontinued operations	0.001	0.02	0.03	—	—	—
Net loss	(0.489)	(0.78)	(1.10)	(1.52)	(0.52)	(0.08)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	414,872,756	408,310,122	418,911,292	428,586,305	430,011,263	430,011,263
Diluted	414,872,756	408,310,122	418,911,292	428,586,305	430,011,263	430,011,263

Non-GAAP financial data(1)
Net loss attributable to BIT Mining Limited	(202,965)	(317,099)	(451,673)	(651,268)	(223,226)	(34,211)
Adjustment for share-based compensation expenses	163,341	91,143	108,628	79,275	55,424	8,494
Adjustment for impairment of intangible assets	—	—	—	181,845	—	—
Adjustment for impairment of goodwill	—	—	—	129,752	—	—
Adjustment for impairment of long-term investments	—	—	149,896	22,353	33,001	5,058
Adjustment for deferred tax benefit relating to valuation allowance	—	(19,704)	(20,617)	(7,669)	(3,659)	(561)
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(39,624)	(245,660)	(213,766)	(245,712)	(138,460)	(21,220)
Adjusted net loss from continuing operations attributable to BIT Mining Limited (non-GAAP)	(39,985)	(253,296)	(225,010)	(245,712)	(138,460)	(21,220)
Adjusted net income from discontinued operations attributable to BIT Mining Limited (non-GAAP)	361	7,636	11,244	—	—	—

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

The following table sets forth our selected consolidated balance sheets data as of the indicated dates:

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheets Data:
Total current assets	1,707,032	737,022	601,585	430,326	335,853	51,472
Total assets	2,049,392	1,754,559	1,246,584	695,779	470,473	72,103
Total current liabilities	181,975	175,937	99,694	77,162	73,620	11,284
Total liabilities	241,349	223,197	111,634	111,861	79,953	12,255
Total BIT Mining Limited shareholders’ equity	1,709,531	1,409,774	1,116,605	584,456	403,777	61,880
Total shareholders’ equity	1,808,043	1,509,310	1,105,562	569,069	390,520	59,848
Redeemable noncontrolling interest	—	22,052	29,388	14,849	—	—
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	2,049,392	1,754,559	1,246,584	695,779	470,473	72,103

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect as of December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

In recent years, we have begun new lines of businesses and suspended or disposed of existing lines of businesses, including:

● We launched our online lottery services in 2001 and became profitable in 2007. We have suspended all of our online lottery sales services since April 4, 2015 and have not generated any revenue from these operations since then.

● In July 2016, we acquired a 100% equity interest in Shenzhen Caiyu, a provider of sports information services in China and disposed of this investment in November 2017.

● In October 2016, we held a 51% equity interest in Shenzhen Kaisheng to provide online spot commodity trading services in China.

● In November 2016, we acquired a 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd. (together “Qufan”) to provide mobile poker games services in China and disposed of this investment in February 2018.

● In July 2017, we acquired a 93% equity interest in The Multi Group Ltd., or TMG, and further acquired the remaining 7% equity interest in April 2020, which holds licenses to operate online gaming sites from Curacao, Malta, the United Kingdom, Ireland and Sweden. TMG ceased its operations in Ireland and the United Kingdom on July 1, 2019 and September 30, 2019, respectively, and temporarily suspended its operations in Sweden while its Swedish online gambling license was expired during the period from January 2020 to September 2020. See “Item 4. Information on the Company—B. Business Overview—Our Services—Online Gaming Services—Licenses.”

● Since announcing our entry into the cryptocurrency industry in December 2020, we have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, and (iv) acquire a 7-nanometer mining machine manufacturer to unfurl a comprehensive approach to cryptocurrency mining.

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

In particular, we have suspended all of our lottery sales services since April 4, 2015 in response to the promulgation of the Self-Inspection Notice and the Public Announcement and there is no clear indication as to how long our voluntary suspension will last as of the date of this annual report. As a result of the voluntary suspension of our online sports lottery sales services, our net revenues in 2015 were RMB99.6 million, representing an 82.8% decrease as compared to 2014, and we recorded a net loss attributable to BIT Mining Limited of RMB323.9 million in 2015, as compared to net income attributable to BIT Mining Limited of RMB157.0 million in 2014. We cannot assure you that even if we are able to resume our online sports lottery sales services in the future, our users’ purchasing activities for sports lottery products will return to previous levels and continue to grow at a comparable pace as compared to that of the period prior to the voluntary suspension.

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

Sweden represents our top European market, but did not have a license requirement until January 2019. The Swedish government submitted a legislative proposal to the European Commission in late 2017, and by making this legislative proposal, the legislation entered a three-month period of standstill that ended on March 31, 2018, during which European Union authorities reviewed the proposal. The Swedish government began accepting license applications from interested operators in mid-2018, and the new regulatory framework took effect on January 1, 2019. We operated in Sweden under the Curacao license before we obtained the Swedish license on December 20, 2018 and temporarily suspended our operations in Sweden while our Swedish online gambling license was expired during the period from January 2020 to September 2020.

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

In 2018, net revenue from Germany, Austria, the Netherlands and Switzerland accounted for 5.4%, 0.4%, 2.0% and 0.7% of our total net revenue. In 2019, net revenue from Germany, Austria, the Netherlands and Switzerland accounted for 5.4%, 0.1%, 0.4% and 0.3% of our total net revenue. In 2020, net revenue from Germany, Austria, the Netherlands and Switzerland accounted for 11.4%, 1.6%, nil and 0.4% of our total net revenue, respectively.

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

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19, in China. In March, the World Health Organization declared COVID-19 to be a pandemic. As part of intensified efforts to contain the spread of COVID-19, governments around the world have asked residents to remain at home, to avoid public gatherings, and/or have issued shelter-in-place orders or imposed lockdowns, among other actions. COVID-19 has resulted in temporary closures of many corporate offices, retail stores, and manufacturing facilities and factories. Our business could be adversely impacted by the effects of COVID-19 or other pandemics or epidemics. The Company’s corporate headquarters and operations are currently located in Shenzhen, China, where any outbreak of contagious diseases and other adverse public health developments could be materially adverse on the Company’s business operations. The Company’s operations could be negatively affected if employees, users and third-party merchants are quarantined as a result of exposure to a contagious illness. If COVID-19 continues to spread, the Chinese government may impose additional measures further restricting travel within and outside of China and also expanding the regions under mandatory quarantine. Similarly, the continued spread of COVID-19 globally could further adversely impact the Company’s operations in Europe and could have an adverse impact on the Company’s business, results of operations and financial condition.

Our results of operations could be also adversely affected to the extent that this pandemic harms the global economy in general. Any economic slowdown worldwide due to COVID-19 may result in a shortage of available credit and insufficient funds for future growth, and we may not be able to raise capital or obtain financing from banks or other financial institutions. If we were unable to obtain financing to meet our needs, our business, operations and prospects and our ability to maintain or increase our revenue may suffer materially. This, in turn, could have a material adverse effect on our results of operations and financial condition.

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

We generate a portion of our net revenues pursuant to cooperation agreements with certain third-party Internet companies. We build and maintain embedded lottery purchase webpages for websites of these Internet companies which redirect user purchase orders to our websites. We pay these third-party Internet companies a predetermined fixed percentage of the total purchase amount generated by purchase orders redirected to us from their websites. In 2018, 2019 and 2020, such payments to certain Internet companies accounted for 0.3%, nil and 1.3% of our net revenues, respectively. We also provide lottery information packages to the lottery information channels of some portal websites. The third-party Internet companies that we work with may request amendments to the material terms of our cooperation agreements in a manner that is unfavorable to us or decide to terminate such cooperation agreements. In particular, if any of these companies decide to start offering its own online lottery services after terminating its cooperation arrangement with us, users formerly redirected to our websites through websites of these companies may decide to use these companies’ services instead, which would have a negative impact on our net revenues.

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

We are a “controlled company” within the meaning of the NYSE Listed Company Manual.

As of the date of this annual report, Mr. Man San Vincent Law, our founder and executive director, owns 61.7% of the voting power of our company. As long as Mr. Law owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the NYSE Listed Company Manual. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, although we have no current intention to rely on the controlled company exemption. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We have no insurance coverage against business interruptions.

As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products. We do not have any business interruption insurance. We have no insurance for the cryptocurrency mining machines in our internet data centers. Any business disruption or natural disaster that affects our data centers and mining machines could result in us incurring substantial costs, including costs to repair our data centers or acquire new mining machines, and a diversion of our resources away from our business, which would have a material adverse effect on our business and results of operations.

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

Our success is dependent upon the expertise and continued service of our senior management and other key personnel. Most of our senior management team members have 19 years of experience in information technology or Internet-related industries. They are crucial to our smooth operation and continued innovation. In addition, we rely on a limited number of specialized staff members in certain areas of our IT operations where we do not receive support from external service providers. Furthermore, our ability to expand our operations to accommodate our anticipated growth will also depend on our ability to attract and retain additional personnel such as qualified risk managers, finance, management, marketing, technical and other personnel. Competition for these employees is intense due to the limited number of qualified personnel. It may be difficult for us to manage our business and meet our objectives if we fail to attract and retain such personnel and our results of operations or financial condition may be adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2020. However, we may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. Among others, we are based in China, an emerging market where the overall internal control environment may not be as strong as in more established markets. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Measures for Blocking Improper Extraterritorial Application of Foreign Laws and Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred or restricted by a foreign country’s law from dealing with nationals or entities of a third country. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.

Our mining operating costs outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly and our expenses may increase in the future. This expense increase may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial performance.

We have an evolving business model which is subject to various uncertainties.

Since announcing our entry into the cryptocurrency industry in December 2020, we have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, and (iv) acquire a 7-nanometer mining machine manufacturer, to unfurl a comprehensive approach to cryptocurrency mining. As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to continue to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. There can be no assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

We may acquire other businesses, form joint ventures or acquire other companies or businesses that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expense; notwithstanding the foregoing, our growth may depend on our success in uncovering and completing such transactions.

We have been and will continue to actively consider strategic opportunities, particularly in the field of blockchain and cryptocurrency; however, there can be no assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into the existing business and could assume unknown or contingent liabilities. Furthermore, most potential partners and acquisition candidates in the field of blockchain and cryptocurrency have a short operating history and an evolving business model, which heighten the risks to us and may reduce the likelihood that any such partnership or acquisition will be successful.

Any future acquisitions also could result in the issuance of ordinary shares, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize.

To finance any acquisitions or joint ventures, we may choose to issue shares of ordinary shares, preferred shares or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing shareholders or provide rights to such preferred shareholders in priority over holders of our ordinary shares. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our ADSs is low or volatile, we may not be able to acquire other companies or fund a joint venture project using ordinary shares as consideration.

We may not be able to compete with other companies, some of whom have greater resources and experience.

We may not be able to compete successfully against present or future competitors. We do not have the resources to compete with larger providers of similar services at this time. The cryptocurrency industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than we do. With the limited resources we have available, we may experience great difficulties in expanding and improving our network of computers to remain competitive. Competition from existing and future competitors could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to expand and remain competitive, our business could be negatively affected which would have an adverse effect on the trading price of our ADSs, which would harm investors in our company.

Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities.

We believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

As a result of our investments and our mining activities, including investments in which we do not have a controlling interest, the investment securities we hold could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an inadvertent investment company. The cryptocurrency we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own, acquire or mine are securities. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. As of December 31, 2020, we do not believe we are an inadvertent investment company, however this issue has not been resolved by SEC rules or regulations. For us, any grace period would be unknown until these issues are resolved or the SEC issues rules and regulations concerning cryptocurrency treatment. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and cryptocurrency on hand or liquidating our investment securities or cryptocurrency or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

As the Rule 3a-2 exception is available to a company no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct our operations.

If regulatory changes or interpretations require the regulation of bitcoins under the Securities Act and Investment Company Act by the SEC, we may be required to register and comply with such regulations. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses to us. We may also decide to cease certain operations. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. This would likely have a material adverse effect on us and investors may lose their investment.

Current and future legislation and the SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which bitcoins are treated for classification and clearing purposes. The SEC’s July 25, 2017 Report expressed its view that digital assets may be securities depending on the facts and circumstances. As of the date of this annual report, we are not aware of any rules that have been proposed to regulate bitcoins as securities. We cannot be certain as to how future regulatory developments will impact the treatment of bitcoins under the law. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.

To the extent that digital assets including ether, bitcoins and other digital assets we may own are deemed by the SEC to fall within the definition of a security, we may be required to register and comply with additional regulation under the Investment Company Act, including additional periodic reporting and disclosure standards and requirements and the registration of our Company as an investment company. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease all or certain parts of our operations. Any such action would likely adversely affect an investment in us and investors may suffer a complete loss of their investment.

Cryptocurrency-Related Risks

Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

● continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;

● governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

● changes in consumer demographics and public tastes and preferences;

● the maintenance and development of the open-source software protocol of the network;

● the increased consolidation of contributors to the bitcoin blockchain through mining pools;

● the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

● the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

● general economic conditions and the regulatory environment relating to cryptocurrencies; and

● negative consumer sentiment and perception of bitcoin specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.

A number of companies that engage in bitcoin and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide bitcoin and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease their usefulness and harm their public perception in the future.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin and/or other cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies.

A disruption of the Internet may affect the use of cryptocurrencies and subsequently the value of our securities. Generally, cryptocurrencies and our business of mining cryptocurrencies is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies.

The digital asset exchanges on which digital assets trade are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other products. To the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges’ failures may result in a reduction in the price of some or all digital assets and can adversely affect an investment in us.

The digital asset exchanges on which the digital assets trade are new and, in most cases, largely unregulated. Furthermore, many digital asset exchanges (including several of the most prominent USD denominated digital asset exchanges) do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, digital asset exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading.

For example, over the past four years, a number of bitcoin exchanges have been closed due to fraud, failure or security breaches. In many of these instances, the customers of such bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such bitcoin exchanges. While smaller bitcoin exchanges are less likely to have the infrastructure and capitalization that make larger bitcoin exchanges more stable, larger bitcoin exchanges are more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems). Further, the collapse of the largest bitcoin exchange in 2014 suggests that the failure of one component of the overall bitcoin ecosystem can have consequences for both users of a bitcoin exchange and the bitcoin industry as a whole.

A lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the digital asset networks and result in greater volatility in digital asset values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in us.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of bitcoin and other cryptocurrencies, which could increase the price of bitcoin and other cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our ADSs. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or any other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Acceptance and/or widespread use of cryptocurrency is uncertain.

Currently, there is a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines any cryptocurrency’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Market capitalization for a cryptocurrency as a medium of exchange and payment method may always be low.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of bitcoin or any other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Transactional fees may decrease demand for bitcoin and prevent expansion.

As the number of bitcoins currency rewards awarded for solving a block in a blockchain decreases, the incentive for mining machines to continue to contribute to the bitcoin network may transition from a set reward to transaction fees.

In order to incentivize mining machines to continue to contribute to the bitcoin network, the bitcoin network may either formally or informally transition from a set reward to transaction fees earned upon solving a block. This transition could be accomplished by mining machines independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. If transaction fees paid for bitcoin transactions become too high, the marketplace may be reluctant to accept bitcoin as a means of payment and existing users may be motivated to switch from bitcoin to another cryptocurrency or to fiat currency. Either the requirement from mining machines of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of bitcoin that could adversely impact an investment in our securities. Decreased use and demand for bitcoin may adversely affect its value and result in a reduction in the price of bitcoin and the value of our ADSs.

The decentralized nature of cryptocurrency systems may lead to slow or inadequate responses to crises, which may negatively affect our business.

The decentralized nature of the governance of cryptocurrency systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many cryptocurrency systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of cryptocurrency systems leads to ineffective decision making that slows development and growth of such cryptocurrencies, the value of our ADSs may be adversely affected.

It may be illegal now, or in the future, to mine for, acquire, own, hold, sell or use bitcoin, ether, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, one or more countries such as China and Russia, which have taken harsh regulatory action in recent months, may take regulatory actions in the future that could severely restrict the right to mine for, acquire, own, hold, sell or use these cryptocurrency assets or to exchange for fiat currency. In many nations, particularly in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions globally. In addition, mining for bitcoin, ether, or other cryptocurrencies may become restricted or prohibited in locations where we operate. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

There is a lack of liquid markets, and possible manipulation of blockchain/cryptocurrency-based assets.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers; requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The laxer a distributed ledger platform is about vetting issuers of cryptocurrency assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our new strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Our cryptocurrencies may be subject to loss, theft or restriction on access.

There is a risk that some or all of our cryptocurrencies could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as “wallets” by holders of cryptocurrencies which may be accessed to exchange a holder’s cryptocurrency assets. Access to our cryptocurrency assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access then wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our cryptocurrency assets. We currently hold all of our cryptocurrencies in hot wallets and are exploring the use of cold storage. However, the risk of loss of our cryptocurrency assets cannot be wholly eliminated even if cold storage is used.

Hackers or malicious actors may launch attacks to steal, compromise or secure cryptocurrencies, such as by attacking the cryptocurrency network source code, exchange mining machines, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of cryptocurrency. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access our digital wallets may be irreversible and we may be denied access for all time to our cryptocurrency holdings or the holdings of others held in those compromised wallets. Our loss of access to our private keys or our experience of a data loss relating to our digital wallets could adversely affect our investments and assets.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our cryptocurrency rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Risks due to hacking or adverse software event.

There can be no assurances that any processes to manage wallets that are associated with our cryptocurrency holdings that we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our cryptocurrency due to an adverse software or cybersecurity event. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict. If our security procedures and protocols are ineffectual and our cryptocurrency assets are compromised by cybercriminals, we may not have adequate recourse to recover our losses stemming from such compromise and we may lose much of the accumulated value of our cryptocurrency mining activities. This would have a negative impact on our business and operations.

Incorrect or fraudulent cryptocurrency transactions may be irreversible.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent cryptocurrency transactions could adversely affect our investments and assets.

Cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a cryptocurrency or a theft thereof generally will not be reversible and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. We would be, therefore, reliant on existing private investigative entities to investigate any potential loss of our cryptocurrency assets. Such third-party service providers rely on data analysis and compliance of ISPs with traditional court orders to reveal information such as the IP addresses of any attackers who may have target us. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Our interactions with a blockchain may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our Company’s policy prohibits any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling cryptocurrency assets. Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our ADSs.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single mining machine’s or validator’s block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective, or how long they will take to become effective, which could adversely affect an investment in our securities.

The price of cryptocurrencies may be affected by the sale of such cryptocurrencies by other vehicles investing in cryptocurrencies or tracking cryptocurrency markets.

The global market for cryptocurrency is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain cryptocurrencies are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in cryptocurrencies or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for cryptocurrencies, large redemptions of the securities of those vehicles and the subsequent sale of cryptocurrencies by such vehicles could negatively affect cryptocurrency prices and therefore affect the value of the cryptocurrency inventory we hold. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Because there has been limited precedent set for financial accounting of bitcoin and other cryptocurrency assets, the determination that we have made for how to account for cryptocurrency assets transactions may be subject to change.

Because there has been limited precedent set for the financial accounting of cryptocurrencies and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board or the SEC, it is unclear how companies may in the future be required to account for cryptocurrency transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change our accounting methods and restate our financial statements. Such a restatement could adversely affect the accounting for our newly mined cryptocurrency rewards and more generally negatively impact our business, prospects, financial condition and results of operation. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any cryptocurrencies we hold or expects to acquire for our own account and harm investors.

Cryptocurrency assets and transactions may be subject to further taxation in the future.

In recent years, the rise of cryptocurrency prices and transaction volume has attracted the attention of tax authorities. As the laws governing cryptocurrencies are still evolving, the tax treatment of cryptocurrencies in various jurisdictions are subject to change. While some countries intend to or have imposed taxation on cryptocurrency assets and transactions, other tax authorities are silent. As there is considerable uncertainty over the taxation of cryptocurrencies, we cannot guarantee that the cryptocurrency assets and transactions denominated in cryptocurrencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return of cryptocurrency and increase the holding costs of cryptocurrency assets, which could materially and adversely affect the businesses and financial performances of our blockchain customers engaging in cryptocurrency mining businesses, and in turn could have a material adverse effect on our business and results of operations.

Cryptocurrency Mining-Related Risks

There are risks related to technological obsolescence, the vulnerability of the global supply chain for cryptocurrency hardware disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining cryptocurrencies are lower than the price of a bitcoin. As our mining facility operates, our mining machines experience ordinary wear and tear, and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. As of the date of this annual report, most of our mining machines were previously owned and were purchased by us on a second hand basis. These second-hand mining machines may cost more to repair, maintain and operate, and will likely have a shorter useful life, than new mining machines. If our mining machines cannot be maintained and operated efficiently, our aggregate hash rate and actual bitcoin production rate will decrease. We may need to incur additional costs in order to restore our aggregate hash rate and actual bitcoin production rate to prior levels. The degradation of our mining machines will require us to, over time, replace those mining machines which are no longer functional. Additionally, as the technology evolves, we may be required to acquire newer models of mining machines to remain competitive in the market. The cost of acquiring new mining machines is unpredictable and could be extremely high. We may need to obtain mining machines and other hardware from third parties at premium prices, to the extent they are available. Additionally, in order to keep pace with technological advances and competition from other mining companies, we may need to acquire new mining machines which will eventually need to be repaired or replaced along with other equipment from time to time to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis. Any inability to maintain or upgrade our mining machines and other hardware on a cost-effective basis could have a material adverse effect on our results of operations and financial condition.

Furthermore, there are a limited number of suppliers of quality, high performance mining machines. The prices for such mining machines are often closely linked and similarly volatile to the price of bitcoin. Currently there is a shortage of quality, high performance mining machines due to recent increases in the price of bitcoin. This combination of factors makes quality, high performance mining machines expensive and difficult to acquire. Suppliers are often unwilling to commit to long-term contracts with fixed pricing terms due to the volatility and significant fluctuations in the price of bitcoin. In addition, any shortage of chips, processors and ASICs can result in a shortage in the mining machines they power. Such events could have a material adverse effect on our ability to pursue our new strategy, which could have a material adverse effect on our business and the value of our ADSs.

Our operations are dependent upon the mining machines we use, which are susceptible to failure.

The performance and reliability of our mining machines and our technology is critical to our reputation and our operations. If there is any issue with mining machines we use, our operations could be affected. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to our mining machines could affect all our mining operations, if a defect other flaw is exploited, all or a part of our mining operations could go offline simultaneously. Any interruption, delay or system failure could result in financial losses, a decrease in the trading price of our ADSs and damage to our reputation.

The primary cryptocurrency for which we mine, bitcoin, is subject to halving; the cryptocurrency reward for successfully uncovering a block will halve several times in the future and their value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000, to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. This halving process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million, which is expected around 2140. While bitcoin prices have had a history of price fluctuations around the halving of its cryptocurrency reward, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

Our future success will depend in large part upon the value of bitcoin; the value of bitcoin and other cryptocurrencies may be subject to pricing risk and has historically been subject to wide swings.

Our operating results will depend in large part upon the value of bitcoin because it’s the primary cryptocurrency we currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we will be marking bitcoin to fair value each quarter). This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin. Furthermore, our new strategy initially focuses almost entirely on bitcoin (as opposed to other cryptocurrencies). Further, our current application-specific integrated circuit, or ASIC, machines (which we refer to as “mining machines”) are principally utilized for mining bitcoin and bitcoin cash and cannot mine other cryptocurrencies, such as ether, that are not mined utilizing the “SHA-256 algorithm.” If other cryptocurrencies were to achieve acceptance at the expense of bitcoin or bitcoin cash causing the value of bitcoin or bitcoin cash to decline, or if bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our mining machines are not specialized, or the value of bitcoin or bitcoin cash were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors.

Bitcoin and other cryptocurrency market prices, which have historically been volatile and are impacted by a variety of factors (including those discussed below), are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for both bitcoin and our ADSs.

Currently, there is relatively small use of digital assets in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect an investment in us.

As relatively new products and technologies, digital assets and the blockchain networks on which they exist have only recently become widely accepted as a means of payment for goods and services by many major retail and commercial outlets and use of digital assets by consumers to pay such retail and commercial outlets remains limited. Conversely, a significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of such digital assets. A lack of expansion of digital assets into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the price of all or any digital asset, either of which could adversely impact an investment in us.

We may not be able to realize the benefits of forks.

To the extent that a significant majority of users and mining machines on a cryptocurrency network install software that changes the cryptocurrency network or properties of a cryptocurrency, including the irreversibility of transactions and limitations on the mining of new cryptocurrency, the cryptocurrency network would be subject to new protocols and software. However, if less than a significant majority of users and mining machines on the cryptocurrency network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the cryptocurrency running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a cryptocurrency, blockchains with the greatest amount of hashing power contributed by mining machines or validators; or blockchains with the longest chain. A fork in the network of a particular cryptocurrency could adversely affect an investment in our securities or our ability to operate.

We may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in our securities. If we hold a cryptocurrency at the time of a hard fork into two cryptocurrencies, industry standards would dictate that we would be expected to hold an equivalent amount of the old and new assets following the fork. However, we may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, we may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to our holdings in the old asset, or that the costs of taking possession and/or maintaining ownership of the new cryptocurrency exceed the benefits of owning the new cryptocurrency. Additionally, laws, regulation or other factors may prevent us from benefitting from the new asset even if there is a safe and practical way to custody and secure the new asset.

There is a possibility of cryptocurrency mining algorithms transitioning to proof of stake validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business and the value of our ADSs.

Proof of stake is an alternative method in validating cryptocurrency transactions. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. We, as a result of our efforts to optimize and improve the efficiency of our cryptocurrency mining operations, may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain form this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. This may additionally have an impact on other various investments of ours. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoin rewards earned by mining in the market, thereby constraining growth of the price of bitcoin that could adversely impact us, and similar actions could affect other cryptocurrencies.

Over the past two years, bitcoin mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. They require the investment of significant capital for the acquisition of this hardware, the leasing of operating space (often in data centers or warehousing facilities), incurring of electricity costs and the employment of technicians to operate the mining farms. As a result, professionalized mining operations are of a greater scale than prior mining machines and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of bitcoin. To the extent the price of bitcoin declines and such profit margin is constrained, professionalized mining machines are incentivized to more immediately sell bitcoin earned from mining operations, whereas it is believed that individual mining machines in past years were more likely to hold newly mined bitcoin for more extended periods. The immediate selling of newly mined bitcoin greatly increases the trading volume of bitcoin, creating downward pressure on the market price of bitcoin rewards.

The extent to which the value of bitcoin mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined bitcoin rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing bitcoin prices. Lower bitcoin prices could result in further tightening of profit margins for professionalized mining operations creating a network effect that may further reduce the price of bitcoin until mining operations with higher operating costs become unprofitable forcing them to reduce mining power or cease mining operations temporarily.

The foregoing risks associated with bitcoin could be equally applicable to other cryptocurrencies, whether existing now or introduced in the future. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of bitcoin and any other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

If a malicious actor or botnet obtains control of more than 50% of the processing power on a cryptocurrency network, such actor or botnet could manipulate blockchains to adversely affect us, which would adversely affect an investment in us or our ability to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining a cryptocurrency, it may be able to alter blockchains on which transactions of cryptocurrency reside and rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new units or transactions using such control. The malicious actor could “double-spend” its own cryptocurrency (i.e., spend the same bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the cryptocurrency community does not reject the fraudulent blocks as malicious, reversing any changes made to blockchains may not be possible. The foregoing description is not the only means by which the entirety of blockchains or cryptocurrencies may be compromised but is only an example.

Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the bitcoin ecosystem, and the administrators of mining pools, do not act to ensure greater decentralization of bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power will increase because the botnet or malicious actor could compromise more than 50% mining pool and thereby gain control of blockchain, whereas if the blockchain remains decentralized it is inherently more difficult for the botnet of malicious actor to aggregate enough processing power to gain control of the blockchain, may adversely affect an investment in our ADSs. Such lack of controls and responses to such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.

As with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. Despite our efforts and processes to prevent breaches, our devices, as well as our mining machines, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our mining machines and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

The operation of a bitcoin or other cryptocurrency mine can require massive amounts of electrical power. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a bitcoin are lower than the price of a bitcoin. Our electrical power costs could rise dramatically due to price increases. Any increases in our electrical power costs would reduce the profit margin of our mining operations. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations. Additionally, our mining machines, aggregate hash rate, and actual bitcoin production rate could be materially and adversely affected by a power outage. Given the power requirement, it would not be feasible to run mining machines on back-up power generators in the event of a government restriction on electricity or a power outage. If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.

If the award of cryptocurrency rewards, for us primarily bitcoin for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to our failure to achieve profitability.

As the number of cryptocurrency rewards awarded for solving a block in a blockchain decreases, our ability to achieve profitability worsens. Decreased use and demand for bitcoin rewards may adversely affect our incentive to expend processing power to solve blocks. If the award of bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease our mining operations. For instance, the current fixed reward for solving a new block on the bitcoin blockchain is 6.25 bitcoin currency rewards per block, which decreased from 12.5 bitcoin in May 2020. It is estimated that it will halve again in 2024. This reduction may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for mining machines decreases. Mining machines ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make cryptocurrency networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within the cryptocurrency industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the cryptocurrency industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our ADSs.

If we are unable to successfully renew our leases for our mining farms on acceptable terms or otherwise relocate to a replacement facility, our operations may be disrupted, and our business results may suffer.

The current term of the existing leases of our cryptocurrency mining farms in Sichuan Province, China will expire in February 2024, June 2024 and June 2025, respectively. The land occupied by our mining farms are “allocated” land (i.e. land allocated by the local government to our landlords for special purposes, which is not purchased by our landlords), which are generally subject to onerous restrictions and may be taken back by the government. We cannot guarantee that we will be able to use the land for mining operations on a continuous basis throughout the term of the respective leases. Also, there can be no assurances that our landlords will permit us to renew or that we will be able to negotiate terms acceptable to both our management team and the landlords. If we are unable to successfully negotiate an extension of our existing leases, we may be forced to relocate our farms to other sites.

If we are forced to relocate our miner hosting operations, we may not be successful in identifying adequate replacement facilities to house our miners. And even if we do identify such facilities, we may not be successful in leasing those facilities at rates that are economically viable to support our miner hosting activities. Relocating our mining farms will require us to incur costs to transition to new facilities including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new lease, de-installation at our current farms and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our miners to new facilities. If we are required to move our mining operations, or if negotiations to renew our existing leases result in unfavorable terms for our miner hosting operations, our business may suffer and the results of our operations may be adversely affected.

We require various approvals, licenses, permits and certifications to operate the miner hosting business. Any failure to obtain or renew any of these approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications in order to operate our business. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations at the mining facilities that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.

We believe we have obtained the telecom licenses necessary for the operation of our miner hosting business. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate existing or future laws and regulations given the uncertainty and complexity of China’s regulation of miner hosting business. The central telecom authority of China has never explicitly issued any regulation or notice providing any guidance on the types of telecom licenses required for the operation of miner hosting business. Further, the central telecom authority of China may in the future require operators of miner hosting services to apply for telecom licenses other than those possessed by us. We cannot assure you that we will be able to fulfill all the conditions necessary to obtain the required telecom licenses.

More broadly, we cannot assure you that we will be able to fulfill all the conditions necessary to obtain the required government approvals, or that relevant government officials will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations and policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. If we are unable to obtain, or experience material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations.

Mining operations in China may face risk of being restriction or closed down as the Chinese government strives to achieve carbon neutralization.

On September 22, 2020, President Xi Jinping of China put forward a new Intended Nationally Determined Contributions goal and long-term vision for addressing climate change at the General Debate of the Seventy-Fifth United Nations General Assembly. China will increase its Intended Nationally Determined Contributions and adopt more effective policies. China will strive to peak carbon dioxide emissions before 2030 and strive to achieve carbon neutrality before 2060. At the 2020 Central Economic Work Conference, President Xi Jinping further pointed out that in terms of doing a good job in peak carbon dioxide emissions and carbon neutrality, it is necessary to make arrangements from the fundamental and source, accelerate the adjustment and optimization of the industrial structure and energy structure, vigorously develop new energy, and continue fighting the tough battle for pollution prevention and control. Under the aforementioned background, the mining industry may draw further government attention due to its huge power consumption. In particular, mining enterprises that cause serious carbon emissions may face restrictions or even be ordered to close down.

The central government or local governments of China may, based on environmental policies, adjustment of industry policies and perception of financial risks, issue new policies or implement new measures from time to time which may have a material adverse effect on cryptocurrency and mining operations.

On January 2, 2018, China’s Leading Special Task Team for Remediation of Internet Financial Risks promulgated the Circular (Zhengzhiban Letter [2018] No.2), or the 2018 Circular. The 2018 Circular pointed out that: “there are some so-called mining enterprises that produce virtual currencies, which consume large amounts of resources while fueling speculation on virtual currencies.” The 2018 Circular requested the provinces to actively guide the enterprises in their respective jurisdictions to exit “mining” operations in order. It was reported that on April 29, 2020, the Office of the Leading Team of Financial Work of Sichuan Province issued the “Notice on Guiding Enterprises to Exit Cryptocurrency ‘Mining’ Activities in Order”.

On March 9, 2021, the Inner Mongolia Development and Reform Commission, the Department of Industry and Information Technology of Inner Mongolia Autonomous Region and the Energy Administration of Inner Mongolia Autonomous Region jointly published the Certain Safeguard Measures to Ensure Completion of the “14th Five-Year Plan” Goals on Dual Control of Energy Consumption, or the Inner Mongolia Notice. The Inner Mongolia Notice mandates that the elimination of outdated and inefficient excess production capacity should be accelerated, the construction scale of data centers should be reasonably and orderly controlled, and new cryptocurrency mining projects should be strictly prohibited. The Inner Mongolia Notice further orders that, cryptocurrency mining projects in Inner Mongolia should be completely cleaned up and shut down by the end of April 2021. It is important to note that the Inner Mongolia Notice does not differentiate mining enterprises that operate legally or illegally and orders that all mining enterprises in Inner Mongolia be closed down. The Inner Mongolia Notice may signal that the policies of the central government and local governments on mining operations may be changed, which may have a material adverse effect on cryptocurrency and mining operations.

The National Development and Reform Commission of China may classify mining operations as an industry to be eliminated.

The National Development and Reform Commission of China is the central government agency guiding industry policies. At the beginning of 2021, which is the first year of the “14th Five-Year Plan” of China, the National Development and Reform Commission of China publicly emphasized the need to improve the dual control system for energy consumption, to solidly promote working towards carbon peaking and carbon neutrality, and to accelerate the elimination of outdated and inefficient excess production capacity.

The Guidance Catalogue of Industry Structural Adjustment (2019 Edition) promulgated by the National Development and Reform Commission of China on October 30, 2019, or the 2019 Guidance Catalogue, which is currently effective, does not list cryptocurrency mining activities as an industry to be restricted or eliminated. However, the 2019 Guidance Catalogue does contain a catch-all clause which, if interpreted broadly, could be used by the government to restrict or even eliminate mining operations. It is possible that the central government or local governments may in the future reply upon this catch-all provision in the 2019 Guidance Catalogue to list mining operations as a restricted or eliminated industry.

Any decision of the Chinese government that effectively prohibits mining operations could have a severe material adverse effect on our miner hosting business and mining pool business.

Currently, our miner hosting business and mining pool business are dependent upon mining activities carried out by us and others in China. If mining operations are ordered to be eliminated by the central government and local governments in China, our miner hosting business and mining pool business would have fewer or even no customers or users in China. This could have a severe material adverse effect on our business, revenues, operating results and financial condition.

We may fail to obtain or renew or may experience material delays in obtaining requisite approvals, licenses and permits, which could negatively impact our miner hosting business.

We require various approvals, licenses and permits to conduct our miner hosting business. We cannot assure you that we will not encounter significant problems in obtaining new or renewing existing approvals, licenses and permits, or that we will continue to satisfy the conditions to which such approvals, licenses and permits granted. If previously obtained approvals, licenses and permits are revoked and/or if we fail to obtain and/or maintain the necessary approvals, licenses and permits required to conduct our miner hosting business, we may be required to suspend or terminate our miner hosting business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our current and future mining operations, miner hosting business or mining pool business could be considered by financial regulators China as providing financial products or services in disguise, and thus would be subject to the supervision of financial regulators.

Various Chinese regulations on cryptocurrency and mining operations suggest that one of the important considerations for the Chinese government’s regulation of cryptocurrency and related industries is to maintain financial order, crack down on illegal financial acts and financial crimes, and protect individual investors. In China, the financial industry is a highly regulated industry. Although we do not believe that our mining operations, miner hosting business and mining pool business involve “illegal token fundraising activity” or other illegal activities, such business could be considered by financial regulators as providing financial products or services in disguise, and thus would be subject to the supervision of financial regulators, particularly if there are such behaviors as attracting individuals in China to make investment in mining operations or distributing cryptocurrency in China to Chinese individual.

If our cryptocurrency-related business is perceived by the Chinese regulatory authorities as providing financial products or financial services, our marketing and promotion activities may face the risk of violating laws on financial crimes.

China’s regulation of the financial market includes the regulation of marketing and promotion of financial products or financial services. If our cryptocurrency-related business is perceived by the regulatory authorities as providing financial products or financial services, our marketing and promotion activities will be subject to the supervision of financial regulators as well. If our marketing and promotion materials contain any illegal, false or misleading statements or our marketing and promotion activities are conducted in an improper manner, we could face administrative punishments or even criminal liabilities.

If we fail to protect personal information of Chinese individuals or comply with laws on cross-border transfer of data in our current or future business operations, we may face administrative punishments or even criminal liabilities.

The Chinese laws have become increasingly strict with regard to the protection of personal information and the cross-border transfer of data. For example, the National People’s Congress, China’s national legislative body, enacted the Decisions on Maintaining Internet Security on December 28, 2000, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and temporarily suspend its websites. In addition, Article 9 of the Cybersecurity Law of the People's Republic of China provides that: “When carrying out business operation and service activities, network operators shall abide by laws and administrative regulations, show respect for social moralities, follow business ethics, and act in good faith. They shall also fulfill the obligation of cybersecurity protection, accept governmental and public supervision, and undertake social responsibilities.” Article 10 of the Cybersecurity Law of the People's Republic of China provides that: “To construct and operate a network, or to provide services through a network, technical measures and other necessary measures shall be taken in accordance with laws, administrative regulations and the compulsory requirements set forth in national standards to ensure the secure and stable operation of the network, to effectively cope with cybersecurity events, to prevent criminal activities committed on the network, and to protect the integrity, confidentiality and availability of network data.”

If we fail to protect users’ personal information collected by us or comply with the restrictions and requirements of the PRC laws regarding cross-border data transfer, particularly if our future business operations involve providing services to Chinese individuals, we may face administrative or even criminal liabilities.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in the Internet and lottery businesses. We conduct our operations in China principally through contractual arrangements among our company BIT Mining Limited, our wholly-owned PRC subsidiary, E-Sun Sky Computer, our consolidated affiliated entities in the PRC and their respective shareholders. Our previous online lottery services were primarily provided through E-Sun Sky Network, the wholly-owned subsidiary of E-Sun Network, Lhasa Yicai, Hainan Jingli, Hainan Panfeng and Hangzhou E-Sun Sky Network, the wholly-owned subsidiaries of E-Sun Sky Network, Hainan Jingli, Hainan Panfeng and Hangzhou E-Sun Sky Network were established in 2018 to operate in the physical sales of sports lottery tickets business, Hainan Panfeng and Hangzhou E-Sun Sky Network were disposed of in December 2019, and Guangyi Network and Hainan Menghuanxingchen, the wholly-owned subsidiaries of E-Sun Sky Computer, Guangyi Network was disposed of in June 2018 and Hainan Menghuanxingchen was established in May 2018 to operate in the physical sales of sports lottery tickets business and was disposed of in December 2019. E-Sun Sky Network owns and manages our operating websites, namely, www.500wan.com and www.500.com. Guangtiandi Technology and Youlanguang Technology were established to provide technical support to E-Sun Sky Network. Youlanguang Technology provides services to E-Sun Sky Network relating to the management of our users’ registration information and accounts, Shenzhen Yicai, and Shenzhen Fenggu, the wholly-owned subsidiaries of Youlanguang Technology, we disposed of Shenzhen Fenggu in June 2018, while Guangtiandi Technology provides services to E-Sun Sky Network relating to the implementation of the technical interface with the provincial lottery administration centers, and the maintenance of our lottery ticket database. Baifengrun Technology, a wholly-owned subsidiary of Guangtiandi Technology, was acquired to develop and operate mobile phone game services to third-party customers, which was disposed of in January 2019. 500Fu, a wholly-owned subsidiary of Youlanguang, was established to provide third-party payment services, which was disposed of in February 2018. Shenzhen Caiyu was acquired through E-Sun Sky Network to provide sports information and data services. We disposed of our interest in Shenzhen Caiyu in November 2017. Shenzhen Qufan was acquired through Guangtiandi Technology to provide online poker gaming services. We disposed of our interest in Shenzhen Qufan in February 2018. Shenzhen Kaisheng was the subsidiary of Guangtiandi Technology to provide online spot commodity trading services. Our contractual arrangements with E-Sun Network, Guangtiandi Technology, Youlanguang Technology, Tongfu Technology, which was disposed of in November 2019, Shenzhen Qufan and their respective shareholders (i) enable us to exercise effective control over these entities, and (ii) give us the obligation to absorb losses and the right to receive benefits of these entities, requiring us to treat them as our consolidated affiliated entities and to consolidate their operating results. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we comply with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are open to varying interpretations and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we are not in compliance with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material adverse effect on our ability to conduct our business.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among BIT Mining Limited, E-Sun Sky Computer, Qufan Information Technology, our subsidiary in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment of income subject to taxation. Under the contractual agreements we agreed to provide unconditional financial support, through the nominee shareholders, to each consolidated affiliated entity in manners permitted by PRC laws and regulations and further agreed to waive the repayment of any such financial support if needed by such consolidated affiliated entity, which may also result in income tax burden on the nominee shareholders and the consolidated affiliated entities. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

We provide no incentives to the shareholders of our consolidated affiliated entities for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of our consolidated affiliated entities. We may replace any of the shareholders of our consolidated affiliated entities at any time pursuant to the exclusive option agreements. In addition, each of the shareholders of our consolidated affiliated entities has executed a shareholder’s voting power assignment agreement to authorize any person or entity designated by BIT Mining Limited as permitted by applicable law to vote on their behalf and exercise full voting rights as shareholders of the consolidated affiliated entities. We cannot assure you that when conflicts arise, the shareholders of our consolidated affiliated entities will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. The major permits and licenses that could be involved include, without limitation, the Permit for Operation of Value-Added Telecom Services, or VAS license, issued by the Ministry of Industry and Information Technology, or the MIIT. Pursuant to the VAS license issued to E-Sun Sky Network by Telecommunication Management Bureau of Guangdong Province in February 2013, E-Sun Sky Network is permitted to provide internet information services. The license was renewed in 2017 and is effective until September 2022. We will need to renew each of the licenses upon its expiration, and apply for permits and alteration of the license in advance of any change to the license holder regarding its shareholding structure, controlling shareholders, merger and acquisition, business scope and etc., and apply for alteration of the license for any change to the name, legal representative of the license holder. However, we cannot assure you that each of the licenses will be successfully and timely renewed, or that the license will continue to cover all aspects of our online lottery service business upon its renewal. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in our operations may have a material adverse effect on our results of operations.

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

The PRC Foreign Investment Law, or the FIL, took effect on January 1, 2020, and its Implementing Regulation, or the FIL Implementing Regulation, took effect on the same date. The FIL and the FIL Implementing Regulation replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, which herald a new foreign investment regime in China and reflect further opening up to foreign investment. The FIL and the FIL Implementing Regulation embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practices and legislative efforts to unify corporate legal requirements for both foreign and domestic investments.

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

In addition, in August 2011 the Ministry of Commerce issued the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules. The MOFCOM Security Review Rules, effective from September 1, 2011, require certain merger and acquisition transactions to be subject to merger control review or security review. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a PRC enterprise by foreign investors is subject to the security review by the Ministry of Commerce, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision in the MOFCOM Security Review Rules stating that our business falls into the scope subject to the security review. However, as there is a lack of clear statutory interpretation on the implementation of these new rules, there can be no assurance that the Ministry of Commerce will not apply these rules to our contractual arrangements with E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan If we are found to be in violation of the MOFCOM Security Review Rules, or fail to obtain any required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating income, revoking our PRC consolidated affiliated entities’ business or operating licenses or requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we would like to acquire in the future falls into the ambit of security review, complying with the requirements of the relevant rules could be prohibitively time consuming or we may be legally prohibited from acquiring such company either by equity or asset acquisition, capital contribution or through any contractual arrangement, which could have a material and adverse impact on our ability to expand our business or maintain our market share.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In 2016, the Renminbi depreciated approximately 7.1% against the U.S. dollar. However, the value of Renminbi appreciated approximately 5.8% against the U.S. dollar in 2017. While the value of Renminbi depreciated approximately 5.0% and 4.1% against the U.S. dollar in 2018 and 2019, respectively, the Renminbi appreciated approximately 6.3% against the U.S. dollar in 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

As we may rely on dividends and other fees paid to us by our subsidiaries and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, net revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars received from our offerings into Renminbi for our operations, an appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Under the new enterprise income tax law, or the EIT Law, and its implementation rules, or the Implementation Rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax, or EIT, at the rate of 25% on its global income. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by PRC individuals. We do not believe that any of BIT Mining Limited, Fine Brand Limited and 500wan HK Limited meets all of the criteria above. Although we conduct our business principally through contractual arrangements among our wholly-owned PRC subsidiary and our consolidated affiliated entities in the PRC, and decisions relating to our financial and human resource matters are made by personnel of our wholly-owned PRC subsidiary and our consolidated affiliated entities in the PRC, each of BIT Mining Limited, Fine Brand Limited and 500wan HK Limited is a company incorporated outside the PRC. As holding companies, these three entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. While we do not believe we would be considered a resident enterprise, if the PRC authorities were to subsequently determine that we should be so treated, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our financial condition and results of operations.

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

Pursuant to the Announcement of the State Administration of Taxation on Certain Issues Relating to Enterprise Income Tax on Indirect Transfer of Assets between Non-resident Enterprises, or SAT Circular 7, issued by the State Administration of Taxation, or the SAT, on February 3, 2015, where a non-resident enterprise makes indirect transfer of assets such as the equity in a Chinese resident enterprise through arrangements which do not have a reasonable commercial objective in order to circumvent enterprise income tax payment obligations, such indirect transfer shall be reclassified as a direct transfer of assets such as the equity in a Chinese resident enterprise pursuant to Article 47 of the Enterprise Income Tax Law. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. As a result, audit workpapers may not be inspected by the PCAOB without the approval of the PRC authorities. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the concerns. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on the U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the report are expected to be subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the foregoing certification and disclosure requirements and that it is seeking public comment on the requirements. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and Nasdaq Stock Market, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective. The SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections. Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner, and as a result, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.

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

The grant and exercise of share options or restricted shares to be issued in the future will likely result in a dilution of the value of our ordinary shares for all shareholders. We have established a 2021 Share Incentive Plan under which we are able to issue shares up to 12% of our issued and outstanding ordinary shares from time to time. For more details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We may in the future issue additional share options and other share-based awards under the plan, which may dilute the interest of the existing and future shareholders. Moreover, we may seek authorization to increase the number of shares subject to our 2021 Share Incentive Plan, or sell additional securities and/or rights to purchase such securities at any time in the future. Dilution of the value of the ordinary shares will likely result from such sales, which in turn could adversely affect the market price of our ordinary shares and ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2020, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2021 or future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may result in our becoming a PFIC.

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

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2021 or any future taxable year.

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

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

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

ITEM 4.INFORMATION ON THE COMPANY

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

In June 2017, we acquired a 40.65% equity interest in Loto Interactive Limited, or Loto Interactive, a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), for a total consideration of approximately HK$322.2 million (US$41.3 million). Our equity stake decreased to 40.48% at the end of 2019 due to exercise of share options granted to directors and employees of Loto Interactive and was further diluted to 33.74% in October 2020 due to private placement of Loto Interactive. We currently own a 54.2% equity interest in Loto Interactive after completion of the subscription on March 31, 2021. Loto Interactive and its subsidiaries are principally engaged in the provision of data analysis and storage services, distribution of mobile gaming and the money lending business in Hong Kong. We accounted for the purchase as an equity method investment.

In January 2021, we announced that we entered into a share subscription agreement, pursuant to which we conditionally agreed to subscribe for 169,354,839 shares of Loto Interactive Limited (HKEX: 08198), or Loto Interactive, at a price of HK$0.62 per share for a total consideration of approximately HK$105 million (approximately US$13.5 million) in cash. Closing of the share subscription is subject to approval by independent shareholders of Loto Interactive and relevant regulatory authorities, the transactions contemplated by the belowmentioned acquisition agreement having become unconditional, as well as other customary conditions set out in the share subscription agreement. Upon completion of the share subscription, we expect to own approximately 54.2% of the issued share capital of Loto Interactive (assuming none of the outstanding share options granted by Loto Interactive are exercised at or prior to the completion of the share subscription), and Loto Interactive is expected to become a subsidiary of our company. Loto Interactive and its subsidiaries are principally engaged in the provision of data analysis and storage services, distribution of mobile gaming and the money lending business in Hong Kong. Loto Interactive currently runs three big data centers and offers a comprehensive set of services, including premises, hardware support, power supply, ancillary supervision and management services. The customers of Loto Interactive’s big data centers are mainly engaged in cryptocurrency mining business. Concurrently with the Company’s entering into the share subscription agreement, Loto Interactive has entered into an acquisition agreement, pursuant to which it has agreed to acquire the remaining equity interests in its indirectly held subsidiary, Ganzi Changhe Hydropower Consumption Service Co., Ltd, or Ganzi Changhe, from two sellers for a total consideration of approximately RMB88.2 million (approximately US$13.6 million) in cash. Upon completion of the transactions contemplated by the acquisition agreement, Loto Interactive expects to own 100% of the equity interests in Ganzi Changhe. Ganzi Changhe was incorporated in 2019. Ganzi Changhe has access to a total power capacity of approximately 300,000 kW. We have announced the completion of the subscription on March 31, 2021. Upon completion of the Share Subscription, the Company’s ownership of Loto Interactive increased to 54.2% and Loto Interactive became a subsidiary of the Company. Concurrently with the completion of the Share Subscription, Loto Interactive has completed its acquisition of the remaining equity interests in its indirectly held subsidiary, Ganzi Changhe Hydropower Consumption Service Co. Ltd ("Ganzi Changhe"), from two sellers for a total consideration of approximately RMB88.2 million (approximately US$13.6 million) in cash (“the Acquisition"). For further details of the Share Subscription and the possible unconditional mandatory cash offers mentioned above, please refer to the joint announcement made by us and Loto Interactive on the website of The Stock Exchange of Hong Kong Limited on January 28, 2021.

In July 2017, we acquired a 93% equity interest in TMG for a total consideration of approximately EUR49.8 million in cash and in April 2020, we further acquired the remaining 7% equity interest for a total consideration of EUR1.9 million (US$2.1 million). TMG holds licenses to operate online gaming sites from Curacao, Malta, the United Kingdom, Ireland and Sweden. Headquartered in Malta, TMG operates Multilotto.com, or Multilotto.net, which is considered one of the top online lottery betting and online casino platforms in the Nordic countries where it holds substantial market share. Operating formerly under a Curacao e-gaming license and later a Swedish online gambling license, Multilotto offers players the ability to bet on the outcomes of 24 of the world’s largest lotteries, and has a strong and balanced customer portfolio that has created a solid foundation for its expansion across Europe. Sweden is TMG’s top European market (generating approximately 71%, 61% and 21% of TMG’s total revenue in 2018, 2019 and 2020, respectively), and we acquired a Swedish online gaming license on December 20, 2018 through Multi Brand Gaming, a subsidiary of TMG, which license was expired during the period from January 2020 to September 2020.

We are committed to becoming a leading cryptocurrency mining enterprise in China. Since announcing our entry into the cryptocurrency industry in December 2020, we have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, and (iv) acquire a 7-nanometer mining machine manufacturer, to unfurl a comprehensive approach to cryptocurrency mining.

In January 2021, we announced that we entered into a definitive purchase agreement with certain sellers, pursuant to which we expect to issue approximately US$14.4 million worth of its Class A ordinary shares as consideration to acquire bitcoin mining machines owned by the sellers. We expect to issue 11,882,860 newly-issued Class A ordinary shares valued at US$1.21 per share, corresponding to US$12.10 per ADS (based on the ratio of ten ordinary shares per ADS), the closing trading price of our ADSs on January 8, 2021, the last trading day prior to the date of the agreement, for a total consideration of approximately US$14.4 million to acquire bitcoin mining machines owned by the sellers including such models as the S17, T17, M20s and S9. Upon the consummation of the transaction, we plan to install all bitcoin mining machines acquired from the sellers within four weeks. The Company expects to begin generating revenue from bitcoin mining in the first half of 2021. The total hash power capacity of the bitcoin mining machines acquired in this transaction is estimated to be approximately 918.5 PH/S. On March 15, 2021, we have announced the completion of the acquisition of bitcoin mining machines. From which transaction, we also acquired the 100% equity interest in Star Light Inc. through Fine Brand Limited, and its wholly owned subsidiaries of Skill Espot Limited and Chongqing Yusheng Information Technology Limited.

In February 2021, we announced that we entered into a definitive purchase agreement for 5,900 bitcoin mining machines for a total consideration of approximately RMB55.2 million (approximately US$8.5 million). As of the date of this annual report, we have received 26 bitcoin mining machines which have been deployed for testing. All of the bitcoin mining machines are expected to be deployed by the end of May 2021. Concurrently with the purchase agreement, we announced that we entered into a framework agreement, pursuant to which we agreed in principle to purchase up to 10,000 bitcoin mining machines in 2021, subject to availability and certain other conditions. We are required to pay a performance bond of RMB2,000 per machine for the first 5,000 machines, or RMB10.0 million (approximately US$1.5 million) in aggregate. Assuming full delivery of the 15,900 bitcoin mining machines, our total hash rate will be increased by approximately 1,000 petahashes per second (PH/S). As of the date of this annual report, the transaction is still in progress.

In February 2021, we also announced that we entered into a share exchange agreement with Blockchain Alliance Technologies Holding Company, a Cayman Islands company and a “Non-U.S. Person” as defined in Regulation S of the Securities Act, pursuant to which we agreed to issue an aggregate of 44,353,435 Class A ordinary shares of our company to Blockchain Alliance at the first closing, which shares represent approximately 10% of our outstanding shares as of January 31, 2021, in exchange for the entire outstanding share capital of Blockchain Alliance Technologies Limited held by Blockchain Alliance after the reorganization. The first closing of the transactions contemplated by the share exchange agreement is subject to certain closing conditions, which include, among others, the transfer to the Company of the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”). The first closing is expected to occur on or before April 15, 2021. We and Blockchain Alliance also agreed that, if the BTC.com Pool Businesses record net operating profit in the fiscal year ending December 31, 2021, we shall issue additional Class A Ordinary Shares to Blockchain Alliance at par value. Assuming such net operating profit is no less than US$20 million, a maximum of 22,176,718 additional Class A ordinary shares shall be issuable, which additional Class A ordinary shares represent approximately 5% of the Company’s outstanding shares as of January 31, 2021. If the BTC.com Pool Businesses record net operating loss in the fiscal year ending December 31, 2021, we shall be entitled to repurchase certain Class A ordinary shares held by Blockchain Alliance at par value. Assuming such net operating loss is no less than US$10 million, a maximum of 4,435,344 Class A ordinary shares shall be subject to such repurchase arrangement, which Class A ordinary shares represent approximately 1% of our outstanding shares as of January 31, 2021. The BTC.com Pool Businesses offer a one-stop mining experience for users. Users can search and browse real-time blockchain information through BTC.com and manage their cryptocurrency mining business through the BTC.com Pool website or app. In addition, users can save the cryptocurrencies that they have mined in the BTC.com cryptocurrency wallet. BTC.com Pool is a multi-currency integrated mining pool established in 2016 that has a hash rate of around 17 EH/s and supports various cryptocurrencies, including BTC, BCH, ETH and LTC. Blockchain Alliance has agreed to subject the Class A ordinary shares that it receives in the abovementioned transactions to agreed lock-up periods in accordance with the share exchange agreement. BitDeer is the parent company of Blockchain Alliance. BitDeer’s biggest beneficially owner is Mr. Wu Jihan, BitDeer’s chairman. As of the date of this annual report, the transaction is still in progress.

In February 2021, we also announced that we entered into a definitive agreement with a seller, a subsidiary of BitDeer, to purchase 1,923 S17 bitcoin mining machines for a total consideration of RMB31.3 million (approximately US$4.9 million). These mining machines are deployed and in operation in Xinjiang, with an aggregate hash rate capacity of 113 PH/s. On the same day as the agreement was entered into, we paid the total consideration in full, and the seller transferred ownership of all the mining machines. As of February 26, 2021, we officially began generating revenue from cryptocurrency mining operations. Combined with our purchases (i) in January 2021 of 48,190 mining machines with an aggregate computing power of 918 PH/s, all of which mining machines were deployed and operational as of the date of this annual report, and (ii) in February 2021 of 5,900 new mining machines with an aggregate computing power of 306 PH/s, which mining machines are expected to be deployed by the end of May 2021, of which, 26 bitcoin mining machines have been received for testing as of the date of this annual report, we expect to have bitcoin mining machines with an aggregate computing power of 1,337 PH/s by the end of the first half of 2021.

In February 2021, we also announced that we entered into a definitive agreement to purchase 2,000 new ETH mining machines for a total consideration of RMB195 million (approximately US$30.2 million). Pursuant to the agreement, a total of 100 ETH mining machines are to be delivered during May – June 2021, a total of 300 ETH mining machines are to be delivered during July – August 2021 (150 mining machines per month), and the remaining 1,600 ETH mining machines are to be delivered during September – December 2021 (400 mining machines per month). These ETH mining machines purchased by the Company have an energy consumption ratio less than 1 MH/W. These mining machines feature ASICs developed on SeDRAM, a heterogeneous, integrated embedded DRAM platform. This ASIC utilizes hybrid bonding technology to combine ETH computing power and DRAM memory. Unlike traditional mining machines, which separate computing from memory chips, these new ETH mining machines have better on-chip bandwidth capacity, transmission efficiency, and mining efficiency with lower power consumption. Each mining machine has peak consumption of only 2400W, but generates computing power of up to 2.4 GH/s. According to current ETH computing power estimates, these ETH mining machines’ total computing power of 4,800 GH/s is expected to represent 1.23% of the total computing power of the entire ETH network and is expected to yield a maximum of 330 ETH per day. As of the date of this annual report, the transaction is still in progress.

In March 2021, we also announced that a majority of our board of directors resolved to change our (i) English name to “BIT Mining Limited”, or the English Name Change, subject to shareholder approval being received for the English Name Change, (ii) Chinese business name to “比特矿业,” and (iii) ticker symbol to “BTCM.” Pursuant to our Second Amended and Restated Articles of Association, the English Name Change needs to be adopted by a Special Resolution at a general meeting of shareholders. For the purpose of seeking such shareholder approval, a majority of the board also resolved to call an extraordinary general meeting of shareholders to consider the English Name Change. On March 19, 2021, we announced that we would hold an extraordinary general meeting of shareholders on April 8, 2021 to consider and, if thought fit, pass the following resolutions: (i) as a special resolution that the English name of the Company be changed to “BIT Mining Limited”; and (ii) as an ordinary resolution that the authorised share capital of the Company be increased to US$100,000 divided into 1,600,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 900,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each and 100,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each. On the same date, the Company also announced its decision to relocate its headquarters from Shenzhen to Singapore. On April 12, 2021, the Company announced that at an extraordinary general meeting, held on April 8, 2021, the Company’s shareholders passed a special resolution to change the English name of the Company to “BIT Mining Limited” effective as of April 8, 2021. As of the date of this annual report, the Company’s ADSs, each representing the right to receive ten (10) Class A ordinary shares of the Company, are listed on the NYSE under the ticker symbol “WBAI.” The Company’s ADSs are expected to begin trading under the Company’s new English name “BIT Mining Limited” and its new ticker symbol “BTCM” effective at the opening of trading on Tuesday, April 20, 2021.

In April 2021, we also announced that we had entered into a share exchange agreement ("Share Exchange Agreement") with shareholders (the "Selling Shareholders") of Bee Computing (HK) Limited (“Bee Computing”). Pursuant to the Share Exchange Agreement, the Company expects to issue an aggregate of 45,825,530 of its Class A ordinary shares valued at US$2.182 per share, corresponding to US$21.82 per ADS (based on the ratio of ten ordinary shares per ADS), representing a consideration of US$100 million in aggregate, to the Selling Shareholders and research and development team members, in exchange for the total issued share capital of Bee Computing. The 45,825,530 Class A ordinary shares represent approximately 8.18% of the Company’s total outstanding share capital as of March 31, 2021. The price of US$21.82 per ADS is based on the volume weighted average price of the twenty trading days prior to the date of the Share Exchange Agreement. This transaction is subject to the completion of certain conditions precedent to the closing of the transaction, including Bee Computing’s satisfactory completion of certain reorganization steps and other required closing conditions. There can be no assurance that the closing conditions will be satisfied, or that the proposed transaction will be consummated.

Pursuant the Share Exchange Agreement, the Company shall, subject to customary conditions, issue at the first closing an aggregate of 16,038,930, or US$35 million worth, of its Class A ordinary shares to the Selling Shareholders. The first closing is expected to occur in the second quarter of 2021. Subject to satisfaction of the following milestones, the Company shall issue at the subsequent closing an aggregate of 29,786,600, or US$65 million worth, of its Class A ordinary shares to Selling Shareholders and research and development team members:

1)	Continuous mass-production of bitcoin mining machines incorporated with 7-nanometer application specific integrated circuits (“ASICs”);
2)	Development and mass-production of new generation of bitcoin mining machines incorporated with 7-nanometer ASICs;
3)	Successful development of high-performance and mass-producible ETH ASIC mining machines;
4)	Successful development of high-performance and mass-producible LTC ASIC mining machines.

The Company’s Class A ordinary shares issued pursuant to the Share Exchange Agreement shall be subject to an agreed lock-up period.

Bee Computing was established in 2018 and specializes in the development and manufacture of cryptocurrency mining chips and mining machines for different cryptocurrencies, including BTC, ETH, and LRC. Bee Computing has invested more than US$35 million in research and development since its inception. In 2019, Bee Computing launched a bitcoin mining machine incorporating 7-nanometer ASICs co-developed with MediaTek Inc., the largest IC design company in Asia, manufactured by Taiwan Semiconductor Manufacturing Company, the world’s leading third-party foundry, and tested and packaged by ASE Technology Holding Co., Ltd., the world’s largest semiconductor testing company, who is also a major investor of Bee Computing.

The Company purchased Bee Computing's bitcoin mining machines incorporating 7-nanometer ASICs on February 2, 2021, and the mining machines are expected to be delivered by the end of April 2021. The company plans to invest no less than US$30 million in Bee Computing to develop cryptocurrency mining chips and mining machines after first closing.

See “Item 4. Information on the Company—C. Organizational Structure” for a diagram illustrating our corporate structure as of the date of this annual report.

Our company was incorporated under the laws of the Cayman Islands on April 20, 2007 under the name Fine Success Limited, which was changed to 500wan.com on May 9, 2011 and further changed to the current name BIT Mining Limited on October 9, 2013.

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

In December 2020, we announced that we entered into a definitive share subscription agreement with Good Luck Information Technology Co., Limited, or Good Luck Information, a company incorporated in Hong Kong, for the issuance and sale of newly issued Class A ordinary shares of our company. Pursuant to the agreement, Good Luck Information will purchase 85,572,963 newly issued Class A ordinary shares for a total purchase price of approximately US$23 million. The per share purchase price of US$0.269 is the closing trading price of the Company's ADSs on December 18, 2020, the last trading day immediately preceding the date of the purchase agreement, as adjusted by a 1-to-10 ADS to ordinary shares ratio. In January 2021, we announced our determination that 50% of the subscription price, or approximately US$11.5 million, shall be settled by U.S. dollars, with the remaining 50% of the subscription price, or approximately US$11.5 million, being settled by bitcoin. The applicable bitcoin to U.S. dollars exchange rate was US$32,326.29 to one bitcoin, being the average of the closing trading prices for bitcoin published by Coinmarketcap for each of the 31 days ended January 20, 2021. On February 23, 2021, we announced the closing of the private placement transaction pursuant to our definitive share subscription agreement with Good Luck Information. We received 356.04342 bitcoins and US$11.5 million in cash from Good Luck Information, and we issued 85,572,963 newly issued Class A ordinary shares to Good Luck Information. Good Luck Information has agreed to subject all the shares it or its affiliate will acquire in the transaction to a contractual lock-up restriction for 180 days after the closing. Good luck Information is controlled by Mr. Man San Vincent Law, a founder of our company. Upon closing, Good Luck Information holds 16.6% of our issued and outstanding ordinary shares.

In just three months, the Company has completed a radical transformation of its business to become a cryptocurrency mining enterprise. By diversifying the Company's revenue streams, it has largely expanded its potential, business longevity, and ultimately the value proposition to its shareholders.

These achievements would not have been possible without the assistance of the Company’s original founder, Mr. Man San Vincent Law. After the completion of the abovementioned transactions, the Company’s currently shareholding structure is relatively dispersed. In light of this, the Company has been exploring possible ways permitted under applicable laws and the Company’s articles of association to ensure the stability of the Company’s corporate governance and long-term development of its businesses. As a result, the Company's Board of Directors has appointed Mr. Man San Vincent Law as its Executive Director, effective as of April 5, 2021, and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a company wholly-owned by Mr. Law. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 17.66% to approximately 60.28% (based on the Company’s total outstanding share capital as of March 31, 2021 and assuming issuance of all shares under the Share Exchange Agreement). The following is a summary of the key terms associated with the Preference Shares.

1)

The voting power of each Preference Share is equal to that of 10,000 Class A ordinary shares of the Company, subject to proportional reduction commensurate with the number of Class A ordinary shares beneficial owned by Good Luck;

2)	The Preference Shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs;
3)	The Preference Shares are not entitled to receive dividends;
4)

If Good Luck transfers the Preference Shares to a third party which is not an affiliate of Good Luck, or when Good Luck ceases to be controlled by any person holding executive office in or being a member of the board of director of the Company, Class A Preference Shares shall cease to have any voting right and

5)	If Mr. Law ceases to serve as a director of the Company, the Company shall be entitled to redeem the Class A Preference Shares at the original subscription price.

We received the consideration of US$65,000 and issued 65,000 Class A preference shares to Good Luck on April 7, 2021.

Mr. Man San Vincent Law is a major founder of the Company. He has served as a Senior Adviser of Loto Interactive Limited since 2017. From 2001 to 2015, Mr. Law served as the Company’s chief executive officer and was chairman of the board of directors from 2001 to 2017. In 2001 Mr. Law founded E-Sun Network Co., Ltd. and became one of the pioneers in opening China's online lottery service market, committed to developing innovative online products and solutions. Mr. Law received a bachelor's degree from Wuhan University in 1990 and an administrative master's degree in business administration from Cheung Kong Graduate School of Business in 2009.

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

The Company opted to rely on the Relief Order to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, or the 2019 Annual Report, due to circumstances related to COVID-19. Absent the Relief Order, the 2019 Annual Report was due to be filed by April 30, 2020.

The Company was unable to file the 2019 Annual Report on a timely basis as a result of, among other things, travel restrictions, quarantines and staffing issues due to circumstances related to COVID-19. The Company’s headquarters and operations are currently located in Shenzhen, China. Following the outbreak of COVID-19, the PRC government introduced temporary travel restrictions and mandatory quarantines aimed at preventing the spread of COVID-19 within China. While some of these restrictions and quarantines were relaxed in certain areas, the Company took pro-active measures to help protect its employees by implementing self-quarantine measures of at least 14 days for employees that traveled from other regions within China before they were allowed to report to the Company’s offices.

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

As a result of the foregoing, the Company was unable to timely file its 2019 Annual Report by April 30, 2020. The Company supplemented its 2019 Annual Report with an additional risk factor relating to COVID-19.

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

Once the abovementioned internal investigation was completed, the Company’s financial statements for the fiscal year ended December 31, 2019 were finalized, the re-audit of the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2017 and 2018 was completed, and both the Company and MaloneBailey, LLP have completed their assessment of the Company’s internal control over financial reporting as of December 31, 2019, the Company filed its 2019 Annual Report on December 11, 2020.

On December 15, 2020, the Company received a notice from NYSE Regulation, dated December 14, 2020, acknowledging the Company’s filing of its 2019 Annual Report, and confirming that effective December 15, 2020, the Company would be removed from the NYSE’s late filers’ list.

Principal Offices

Our principal executive offices are located at 14F, West Side, Block B, Building No. 7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen 518115, People’s Republic of China. Our telephone number at this address is +(86) 755 88352500 and our fax number is +(86) 755 83796070. Our registered office in the Cayman Islands is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our websites are www.500.com and www.500wan.com. Our agent for service of process in the United States was previously Law Debenture Corporate Services Inc. located at 801 2nd Avenue, Suite 403, New York, New York 10017, U.S.A. We appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168, U.S.A., as our successor agent for service of process in the United States, effective as of and after April 9, 2021.

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

Through continued and significant investments in the past 20 years, we have built a prominent brand, 500wan, which means “five million” in Chinese and is the typical amount of top prizes of most lottery products in China. We believe our brand is known in the industry and by our users for its credibility and reliability.

Due to the voluntary suspension of our online sports lottery sales services and the uncertainty about when such services can be resumed, we continue to strive for diversification across our business lines. We have offered several different lines of services, including (i) online gaming services through our newly acquired subsidiary, TMG; and (ii) financial technology services through our controlled subsidiary, Shenzhen Kaisheng.

We are committed to becoming a leading cryptocurrency mining enterprise in China. Since announcing our entry into the cryptocurrency industry in December 2020, we have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, and (iv) acquire a 7-nanometer mining machine manufacturer, to unfurl a comprehensive approach to cryptocurrency mining.

We operate cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (primarily bitcoin, and to a lesser extent ether). Our mining machines are operating with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management's determination of our cash flow needs. As of the date of this annual report, we have deployed 1,923 bitcoin mining machines with an aggregate computing power of 113 PH/s in Xinjiang Uygur Autonomous Region, China, and 48,190 bitcoin mining machines with an aggregate computing power of 918.5 PH/s in Xinjiang Uygur Autonomous Region and Qinghai Province, China, respectively.

As of the date of this annual report, 50,113 minning machines have been deployed. The theoretical maximum total hash rate capacity of the bitcoin mining machines is about 1031.5 PH/s. We currently produce approximately three bitcoins each day, as of the same date, we have produced approximately 52 bitcoins, we currently own approximately 398 bitcoins, including the 356.04342 bitcoins received from the private placement of Good Luck Information. We measure our mining performance based on the overall hash rate being produced by our mining machines. The above information regarding approximate maximum hashing rates are estimates only and the actual outputs of the mine are subject to changes based in part on the difficulty rates associated with the bitcoin network, as well as other conditions that impact our mining output.

We operate mining machines that perform blockchain computations measured in "hash rate" or "hashes per second." A "hash" is the blockchain computation run by mining machines. Accordingly, a mining machine's "hash rate" refers to the rate at which it can solve such blockchain computations. The original equipment used for mining bitcoin utilized the Central Processing Unit (CPU) of a computer to mine various forms of cryptocurrency. Due to performance limitations, CPU mining was rapidly replaced by the Graphics Processing Unit (GPU), which offers significant performance advantages over CPUs. General purpose chipsets like CPUs and GPUs have since been replaced in the mining industry by Application Specific Integrated Circuits (ASIC) chips. These ASIC chips are designed specifically to maximize the rate of hashing operations.

Our Services

Our current and certain past service offerings are summarized as below:

Online Gaming Services

Licenses

In July 2017, we acquired a 93% equity interest in TMG, and in April 2020, we further acquired the remaining 7% equity interest in TMG. TMG holds licenses from Malta, the United Kingdom, Ireland, Curacao and Sweden to operate online gaming sites. Through these licenses, TMG provides gaming services in close to 200 countries worldwide. On December 20, 2018, TMG acquired a license in Sweden through its subsidiary in response to a new license requirement effective January 1, 2019, which license was expired during the period from January 2020 to September 2020. Sweden is currently TMG’s top European market (generating approximately 71%, 61% and 21% of TMG’s total revenue in 2018, 2019 and 2020, respectively). TMG ceased its business operations under its licenses in Ireland and the United Kingdom in July and September 2019, respectively. TMG temporarily suspended its operations in Sweden during the period from January 2020 to September 2020 while its license was expired.

Users

Headquartered in Malta, TMG serviced, in 2020, (i) approximately 2,000 monthly users in Germany, Finland and other countries (through its Malta remote gambling license) at multilotto.com; (ii) approximately 80 monthly users in the UK (through its UK remote operating license) at multilotto.co.uk; (iii) approximately 10 monthly users in Ireland (through its Irish remote bookmaker’s license) at multilotto.ie; (iv) approximately 1,100 monthly users in Sweden (through its Swedish online gambling license) at multilotto.com; and (v) approximately 4,500 monthly users in close to 200 additional jurisdictions, including markets in the Nordic countries, as well as other parts of Europe where online gaming is not prohibited, Africa, South America and North America (through its Curacao e-Gaming license) at multilotto.net.

Services

TMG provides betting on the outcome services also known as Secondary Lottery Services and remote casino services to its users.

Through its Secondary Lottery Services, TMG offers users the ability to bet on the outcomes of some of the world’s largest lotteries (including Powerball, Mega Million and EuroMillions), and has a strong and balanced customer portfolio that has created a solid foundation for its expansion across Europe. In 2020, TMG’s Secondary Lottery Services generated (based on gross gaming revenue): (i) approximately EUR81,000 per month, under the Malta remote gambling license; (ii) approximately EUR55,000 per month under the Curacao e-Gaming license; and (iii) approximately EUR31,000 per month under the Swedish online gambling license.

Through its remote casino services, TMG offers users several different casino services, including online slot machines and online table games. All online casino games are games of chance, and are provided and developed by third parties. Third-party developers are responsible for obtaining approvals from government authorities for legality and chances of winning. In 2020, TMG’s remote casino services generated (based on gross gaming revenue): (i) approximately EUR5,000 per month, under the Malta remote gambling license; (ii) approximately EUR11,000 per month under the Curacao e-Gaming license; and (iii) approximately EUR100 per month under the Swedish online gambling license.

Revenues provided by Online Gaming Services from TMG during the consolidating period of 2018, 2019 and 2020 were RMB105.5 million, RMB35.6 million and RMB14.9 million (US$2.3 million), respectively.

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

Whenever a player reaches the threshold of EUR2,000 in cumulative deposits, he/she will be subject to TMG’s Know Your Customer, or KYC, procedure. This can also be done prior to a player reaching such threshold, at the discretion of TMG’s fraud team. At such point, the player will be required to provide personal identity information including a photograph, proof of address (bank statement less than three months old, utility bill, or tax card/return), proof of account funding (copy of credit card, credit card statement, or bank statement). In addition, in cases of suspected fraud, the user is required to provide a photograph in which both the user’s face and identity card are legible.

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

Following our acquisition of Shenzhen Caiyu, a provider of sports information services in China, in July 2016, we began to offer a comprehensive sports information portal via a designated mobile application, which covers (i) real-time soccer match information; and (ii) data-driven soccer match predictions generated by our proprietary analysis engine. In addition, users can post free or pay-per-view contents such as proprietary observations and analyses on our sports information portal. We disposed of Caiyu in November 2017, and continue to provide this information through our own service offerings named “Cai Xun Hao,” a paid service, which offers our users the ability to connect with independent sports experts to obtain more detailed information on specific sporting matches. In connection with the paid service, revenues are split equally between us and the experts. This service offering was further ceased in March 2019. Starting in June 2020, we provide users with detailed information on specific sports matches generated by our proprietary analysis engine in exchange for a fee.

Revenues provided by sports information services during the consolidating period of 2018, 2019 and 2020 were RMB16.0 million, RMB3.3 million and RMB6.9 million (US$1.1 million), respectively.

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

In 2017, we added a paid service, which offers our users the ability to connect with independent sports experts to obtain more detailed information on specific sporting matches. Revenues generated in connection with the paid service are split equally between us and the experts. We ceased offering this service in March 2019.

We have continued to generate revenue from paid services since June 2020, when we began providing users with detailed information on specific sports matches generated by our proprietary analysis engine in exchange for a fee.

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

Product Development

We had a technology and product development team of 61 employees as of December 31, 2020, representing 44.2% of our total number of employees. The members of the core development team all have previous experience in major Chinese Internet enterprises, some of whom are the first-generation Internet professionals in China. We are dedicated to expanding our product development team and attracting highly experienced professionals. We provide our team members with frequent and up-to-date training to ensure that they are fully updated on industry trends and developments, and are capable of and efficient in handling any technical challenges we might face in our operations. Our current focus is on the development of new functions and improvement of existing technologies in a number of crucial areas, such as server capacity, user interface, client-side software, mobile site and mobile client-side software, infrastructure optimization and user data mining. The product development department has subgroups that focus on various areas of research and development, such as product design, user interface design, product operation and product support. The product design group focuses on enhancing existing services and researching and developing new lottery services. The product operation and support groups are dedicated to building a safe, stable and highly efficient operating environment to handle our high volume of user traffic and data transmission. As a result, we operate an online lottery service and online gaming platform that is stable, secure and fast. We plan to develop and improve our systems and technologies, and co-develop new lottery products in cooperation with lottery administration centers, which we believe will help to distinguish us from our competitors.

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

Our board of directors formed a Special Investigation Committee, or SIC, and retained King & Wood Mallesons LLP as legal advisor to assist the internal investigation into the role played by the Company’s former external consultants in alleged illegal money transfers following their arrest by the Tokyo District Public Prosecutors Office. The SIC is composed of Mr. Shengwu Wu, chairman of the board, Dr. Honghui Deng and Ms. Wong, Angel Yan Ki, each an independent director. On October 7, 2020, the Company announced that the SIC of the Company’s Board completed its internal investigation. KWM presented its investigation review to SIC on October 7, 2020. Based on the findings and analyses in KWM’s review, the SIC concluded that it did not find a sufficient basis to establish a violation of the U.S. Foreign Corrupt Practices Act of 1977 in connection with the Company’s prior activities in Japan. The SIC also reviewed the Company’s compliance policies, procedures and internal controls in light of the suggestions from KWM. The Company updated such policies, procedures and internal controls based on recommendations from the SIC, and will continue to enhance its internal controls as appropriate.

On February 13, 2020, a securities class action lawsuit was filed against BIT Mining Limited and certain of our current and former officers (collectively, “Defendants”) by Yang Jun, a shareholder of the Company, in the United States District Court for the Eastern District of New York. The complaint purports to assert claims on behalf of a class comprising purchasers of our ADSs during the proposed class period from April 27, 2018 to December 31, 2019. On March 26, 2020, the Court appointed Company shareholder Brian Xuan as the lead plaintiff in the lawsuit. In June 2020, the lead plaintiff filed an amended complaint. In November 2020, the lead plaintiff filed a second amended complaint. The claims raised in the first amended complaint do not differ materially from those raised in the original complaint. The second amended complaint raises the same claims as the first amended complaint, but alleges additional facts in support of those claims. On December 21, 2020, the Company served its Motion to Dismiss the second amendment complaint (“Motion to Dismiss”). On January 20, 2021, lead plaintiff served its opposition to the Company’s Motion to Dismiss. On February 19, 2021, the Company filed all papers associated with its Motion to Dismiss, including the Company’s reply in further support of the Motion to Dismiss. The amended complaint alleges, among other things, that the Company made materially misleading statements and omissions regarding its compliance with applicable anti-corruption laws and regulations. The complaint alleges violations of Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC, against the Defendants. We believe we have meritorious defenses to each of the claims in this lawsuit and we continue to vigorously defend against its allegations. There can be no assurance, however, that we will be successful. As of the date of this annual report, the Motion to Dismiss remains pending; at present, we cannot reasonably assess the likelihood of any unfavorable outcome, nor can we reasonably estimate the amount, or range, of potential losses, if any, related to the lawsuit. Accordingly, we have not recorded any liabilities in respect of this lawsuit.

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

As regulations on our industry are developing and evolving in China and in Europe, authorities may adopt from time to time new laws and regulations that will address new issues or require us to obtain licenses and permits in addition to those that we currently have. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to our business operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The rules and regulations on our industry are relatively new and interpretations and implementation thereof have changed substantially on a number of occasions, and their further interpretations and implementation involve uncertainty.”

We maintain policies and procedures to ensure that orders for lottery products from IP addresses from the United States will not be accepted through our websites. Accordingly, we do not believe our online lottery operations are subject to the regulatory authority of the United States.

Regulations on Online Gaming in Europe

Through TMG, we hold licenses to operate online gaming sites from Curacao, Malta, the United Kingdom, Ireland and Sweden, and are required to renew them periodically. TMG ceased its business operations under its licenses in Ireland and the United Kingdom in July and September 2019, respectively, and its Swedish online gambling license was expired during the period from January 2020 to September 2020. Some European jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while other jurisdictions have taken the position that online gaming is legal and have adopted or are in the process of considering legislation to regulate online gaming.

Sweden represents our top European market (generating approximately 21% of TMG’s total revenue in 2020), but did not have a license requirement until January 2019. The Swedish government submitted a legislative proposal to the European Commission in late 2017, and by making this legislative proposal, the legislation entered a three-month period of standstill that ended on March 31, 2018, during which European Union authorities reviewed the proposal. The Swedish government began accepting license applications from interested operators in mid-2018, and the new regulatory framework took effect on January 1, 2019. We operated in Sweden under the Curacao license before we obtained the Swedish license on December 20, 2018.

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

State Council
Ministry of Civil Affairs
Ministry of Finance
General Administration of Sport of China
China Welfare Lottery Issuance and Administration Center
China Sports Lottery Administration Center
Provincial civil affairs authorities
Provincial finance authorities
Provincial sports authorities
Provincial welfare lottery issuance and administration centers
Provincial sports lottery administration centers

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

Chinese Regulations and Policies Relating to Blockchain, Cryptocurrency and Cryptocurrency Mining

Regulations on Cryptocurrency in General

According to the Circular of the People's Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission on Guarding against Bitcoin Risks issued on December 3, 2013, or the 2013 Circular, bitcoin should be regarded as a specific virtual commodity, and it does not possess the status that a legal currency has, and cannot and should not be circulated in market as a currency. The 2013 Circular also provides that financial institutions and payment institutions shall not engage in business in connection with bitcoin.

Another notable law on recognition of virtual property is the PRC Civil Code, which became effective on January 1, 2021. Article 127 of PRC Civil Code provides that: “Where laws contain provisions in respect of the protection of data and network virtual property, such provisions shall apply.” We believe that this provision together with the 2013 Circular recognizes the lawful possession by PRC citizens and organizations of bitcoin as a kind of virtual property.

According to the Announcement of the People's Bank of China, the Office of the Central Cyberspace Security and Informatization Leading Group, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission on Preventing Token Fundraising Risks issued on September 4, 2017, or the 2017 Announcement, activities of offering and financing of tokens, including initial coin offerings, or ICOs, should be forbidden in the PRC since they are essentially illegal public financing activities, which are suspected to involve financial crimes such as illegal distribution of financial tokens, illegal issuance of securities, illegal fundraising, financial fraud or pyramid sales. All so-called token trading platforms should not (i) engage in any exchange between any fiat currency with tokens or “virtual currencies”, (ii) trade tokens or “virtual currencies” or trade them as central counterparties, or (iii) provide pricing, information agency or other services for tokens or “virtual currencies”. The 2017 Announcement further orders that financial institutions and non-banking payment institutions should not do any business related to token trading.

According to the Risk Warning on Preventing Illegal Fundraising in the Name of "Virtual Currency" or "Blockchain" jointly promulgated by the Banking and Insurance Regulatory Commission, the Office of the Central Cyberspace Affairs Commission, the Ministry of Public Security, the People’s Bank of China and the State Administration for Market Regulation on August 24, 2018, or the 2018 Warning, raising funds through the issuance of so-called "virtual currency", "virtual asset" or "digital asset" under the flag of "financial innovation" or "blockchain" is not based on real blockchain technology, but rather the practice of using speculative blockchain concepts for illegal fundraising, pyramid schemes, or fraud. The 2018 Warning reiterates the position of the Chinese government on ICOs.

Despite the Chinese government’s resentment of non-government backed cryptocurrencies in general, China has been testing digital Renminbi through pilot programs. On October 23, 2020, the People’s Bank of China published the revised Law of the People's Republic of China on the People's Bank of China (draft), or the draft PBOC Law, to solicit comment from the public. Article 19 of the draft PBOC Law provides that Renminbi may take a physical form or a digital form. This draft PBOC Law, if enacted, will pave the way for the formal launch of digital Renminbi. However, Article 22 of the draft PBOC Law reiterates that no entity or individual should produce or offer coupon tokens or digital tokens to replace Renminbi for circulation in market. This has been the consistent position of the Chinese government since 2013.

Regulations on Cryptocurrency Mining

Cryptocurrency mining is not prohibited by Chinese laws, but is subject to an unclear and evolving regulatory and policy framework in China. On January 2, 2018, China’s Leading Special Task Team for Remediation of Internet Financial Risks mandates that local governments should take measures of electricity prices, taxes, or land use, to guide the orderly exit of entities from cryptocurrency mining operations and that local governments must submit reports on cryptocurrency mining operations in their respective jurisdictions to the task team on a regular basis. Since then, local regulations on cryptocurrency mining have been tightened, at least in some Chinese provinces, such as Xinjiang and Inner Mongolia.

At the beginning of 2021, which is the first year of the "14th Five-Year Plan" of China, the National Development and Reform Commission of China publicly emphasized the need to improve the dual control system for energy consumption, to solidly promote working towards carbon peaking and carbon neutrality, and to accelerate the elimination of outdated and inefficient excess production capacity. On March 9, 2021, the Inner Mongolia Development and Reform Commission and two other local governmental agencies jointly published the Certain Safeguard Measures to Ensure Completion of the "14th Five-Year Plan" Goals on Dual Control of Energy Consumption, or the Safeguard Measures. The Safeguard Measures order that, cryptocurrency mining projects in Inner Mongolia should be completely cleaned up and shut down by the end of April 2021. So far, no similar orders have been published by the government of Sichuan Province, in which province the three mining farms of the Company reside.

The Guidance Catalogue of Industry Structural Adjustment (2019 Edition), or the 2019 Guidance Catalogue, promulgated by the National Development and Reform Commission, became effective on January 1, 2020. The 2019 Guidance Catalogue contains a catch-all clause which provides that, if any process, technology, products or equipment is not in compliance with (a) the Law of the People’s Republic of China on Prevention and Control of Atmospheric Pollution, the Law of the People’s Republic of China on Prevention and Control of Water Pollution, the Law of the People’s Republic of China on Prevention and Control of Environmental Pollution Caused by Solid Wastes, the Energy Conservation Law of the People’s Republic of China, the Work Safety Law of the People’s Republic of China, the Product Quality Law of the People’s Republic of China, the Land Administration Law of the People’s Republic of China, the Law of the People's Republic of China on Prevention & Control of Occupational Diseases or other laws and regulations, (b) national mandatory standards for safety, environmental protection, energy consumption and quality, or (c) the requirements of international environmental conventions or other requirements, they should be restricted or eliminated. We cannot exclude the possibility that the National Development and Reform Commission of China restricts or even prohibits mining operations in China on the basis that mining operations fall under the above-mentioned catch-all clause. The National Development and Reform Commission of China may even update the “Guidance Catalogue for Industry Structural Adjustment” to explicitly restrict or prohibit mining operations in China.

Regulations on Registration of Blockchain Information Service Providers

Entities or nodes providing information services based on blockchain technologies or systems in China are required to be registered with the Cyberspace Administration of China. According to the Administrative Regulations on Blockchain Information Services issued by the Cyberspace Administration of China and effective on February 15, 2019, or the Blockchain Regulation, blockchain information services shall refer to information services provided to the public through internet sites, applications, etc. based on blockchain technologies or systems. The Blockchain Regulations also provide that, a provider of blockchain information services shall fill in its name, service category, service form, application domain, server address and other information through the management system of blockchain information services established by the Cyberspace Administration of China. We do not believe we should make such filing with the Cyberspace Administration of China based on our current business operations. However, uncertainties exist regarding the interpretation and implementation of the Blockchain Regulation, and future Chinese laws and regulations may require us to register or file with Chinese cyberspace authorities.

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

The principal regulations governing telecommunication and Internet information services include:

•	the Telecommunication Regulations amended by the State Council on February 6, 2016;
•	the Administrative Measures for Telecommunications Business Operating License amended by the MIIT and effective from September 1, 2017; and
•	the Catalogue of Classes of Telecommunications Businesses amended by the Ministry of Industry and Information Technology, formerly MIIT, also as MIIT on June 6, 2019.

Under these regulations, telecommunication services in China are categorized as either basic telecommunication services or value-added telecommunication services, both of which require relevant operating licenses.

Regulations on Value-Added Telecommunication and Internet Information Services

On February 6, 2016, the State Council amended the Telecommunication Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. Value-added telecommunication services are defined as telecommunication and information services provided through public network infrastructure. The “Catalogue of Classes of Telecommunication Business,” or the Telecom Catalogue, an attachment to the Telecom Regulations, categorizes various types of telecommunication and telecommunication-related activities into basic or value-added telecommunication services, according to which, Internet content provision services, or ICP services, are classified as value-added telecommunication businesses, or VAS business. Under the Telecom Regulations, commercial operators of value-added telecommunication services must first obtain an operating license for value-added telecommunication services, or the VAS license, from the MIIT or its provincial-level counterparts before commencing any operations.

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

Regulations on Internet Data Center Services

The Telecom Catalogue provides that the “internet data center” (IDC) services refer to (i) the placement, agency maintenance, system configuration and management services provided for customers' servers or other internet/network-related equipment in the form of outsource lease, by utilizing corresponding computer room facilities; (ii) the lease of database systems, servers and other equipment and the storage space of such equipment; (iii) the lease of communication lines and export bandwidth on an agency basis, and (iv) other application services. The Telecom Catalogue further provides that operators of IDC services shall provide computer rooms and corresponding supporting facilities, and put in place safety control measures. In addition, the Telecom Catalogue provides that IDC services also include internet resource collaboration services, which refer to data storage, internet application development environment, internet application deployment, operation and management services provided for customers by virtue of the equipment and resources established on the data center, through the internet or other network-related means, and by way of availability at any time, use on an as-needed basis, expansion at any time and collaborative sharing.

We believe that our mining farms are essentially IDCs and the operation of them requires the VAS licenses for IDC services. Currently, three entities controlled by Loto Interactive each holds a VAS license for IDC services. The details of these VAS licenses are as follows: (i) Chengdu Yilaike Technology Co., Ltd. holds a VAS license issued by MIIT, effective until August 16, 2024, for IDC services (excluding internet resources collaboration services); (ii) Sichuan Lecai Yuntian Network Technology Co., Ltd. holds a VAS license issued by MIIT, effective until August 2, 2024, for providing IDC services (excluding internet resources collaboration services); and (iii) Ganzi Changhe holds a VAS license issued by Sichuan Communications Administration, effective until May 25, 2025, for providing IDC services (only limited to internet resources collaboration services). We intend to renew these licenses upon their expiration.

Regulations on Foreign Investment in Lottery and Value-Added Telecommunications Services.

According to the Catalogue for the Guidance of Foreign Investment Industries, or the Guidance Catalogue, jointly promulgated by the NDRC and the Ministry of Commerce on December 24, 2011 and effective from January 30, 2012, foreign invested entities are not allowed to operate in the lottery industry. The NDRC and the MOF published the Catalogue of Encouraged Industries for Foreign Investment (2020 Edition) on December 27, 2020 and the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020 Edition) on June 23, 2020, which do not contain any provision relating to the lottery industry. However, Chinese entities and foreign invested entities are still not allowed to operate in the lottery industry. The PRC government shall give national treatment to foreign investment beyond the negative list. There are no further regulations relating to foreign investment in the lottery industry.

Under the Negative List, foreign ownership in value-added telecommunication services shall not exceed 50%. Aside from the Negative List, the Regulations for Administration of Foreign-Invested Telecommunication Enterprises, or the FITE Regulations, promulgated by the State Council on December 11, 2001 and amended on February 6, 2016, set forth detailed requirements with respect to, among other things, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunication enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunication service providers in China and the major foreign investor in any value-added telecommunication service business in China is to have a good track record in the industry.

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

We conduct our businesses in China primarily through contractual arrangements among our company, BIT Mining Limited, E-Sun Sky Computer, our consolidated affiliated entities and their respective shareholders. There is no explicit provision under the Guidance Catalogue, the FITE Regulations or the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunication Business, which classifies the contractual arrangements between our PRC subsidiary and each of our consolidated affiliated entities, including, among others, the Equity Interests Pledge Agreements, either by each agreement itself or taken as a whole, as a transaction that is subject to the approval of relevant government authorities. E-Sun Sky Network currently holds a regional VAS business operating license.

Regulations on Anti-money Laundering

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations. Due to the unclear legal nature of cryptocurrencies and the mining industry in China, we cannot assure you that our business will be deemed to be in full compliance with any anti-money laundering laws and regulations that may become applicable to us in the future.

Regulations on Internet Information Security

The National People’s Congress, China’s national legislative body, enacted the Decisions on Maintaining Internet Security on December 28, 2000, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and temporarily suspend its websites.

In addition, the Cybersecurity Law of the People's Republic of China, or the Cybersecurity Law, became effective on June 1, 2017. Article 9 of the Cybersecurity Law provides that: “When carrying out business operation and service activities, network operators shall abide by laws and administrative regulations, show respect for social moralities, follow business ethics, and act in good faith. They shall also fulfill the obligation of cybersecurity protection, accept governmental and public supervision, and undertake social responsibilities.” Article 10 of the Cybersecurity Law provides that: “To construct and operate a network, or to provide services through a network, technical measures and other necessary measures shall be taken in accordance with laws, administrative regulations and the compulsory requirements set forth in national standards to ensure the secure and stable operation of the network, to effectively cope with cybersecurity events, to prevent criminal activities committed on the network, and to protect the integrity, confidentiality and availability of network data.”

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

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory authorities, including the CSRC, promulgated the Provisions on Merger and Acquisition of Domestic Enterprises by Foreign Investors, which were later amended on June 22, 2009, or the 2006 M&A Rules. Pursuant to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by PRC domestic companies or individuals for purposes of overseas listing of equity interests in domestic companies (defined as enterprises in the PRC other than foreign-invested enterprises). If an SPV purchases, for the purpose of overseas listing, equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV, then the overseas listing by the SPV must obtain the approval of the CSRC. The application of the 2006 M&A Rules remains unclear and there is currently no consensus among PRC law firms regarding the scope of CSRC’s jurisdiction. As of the date of this annual report, the CSRC has not issued any rules or written interpretation clarifying whether offerings like ours are subject to this new procedure.

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

Regulations Regarding the Enterprise Income Tax, Individual Income Tax and Withholding Tax

The Enterprise Income Tax Law of the People’s Republic of China (effective on January 1, 2008, and last amended on December 29, 2018), or the EIT Law, imposes a uniform enterprise income tax at the rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and a notice issued by the PRC State Council on transition preferential policies, commencing January 1, 2008, (i) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential policies of lower taxation will undergo a gradual transition to statutory tax rates within five years; and (ii) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential income tax reduction policies, such as “two-years exempt and three-years halved” and “five-years exempt and five-years halved,” shall continue to enjoy such preferential policies as stipulated in the former taxation laws, administrative regulations and relevant documents until the end of the terms of these policies, provided however that for those enterprises not profitable enough to enjoy the aforementioned tax preferences, the preference time limits shall commence from 2008.

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

Furthermore, the State Administration of Taxation issued the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. The Announcement on Issues Relating to "Beneficial Owner" in Tax Treaties issued by the State Administration of Taxation, or Circular 9, which replaced Circular 601, took effect on April 1, 2018. According to Circular 9, a beneficial owner must generally be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits.

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

Shareholder’s Voting Power Assignment Agreements. Each shareholder of E-Sun Network, Youlanguang Technology, Guangtiandi Technology, Tongfu Technology and Shenzhen Qufan executed an irrevocable power of attorney appointing E-Sun Sky Computer and Qufan Information Technology as his or her representative to attend shareholders’ meetings of the consolidated affiliated entities and to vote on his or her behalf on all matters requiring shareholder approval, including but not limited to, the sale, transfer, pledge, or disposition of his or her shareholding in the consolidated affiliated entities on June 1, 2011 and May 2, 2013 and January 10, 2017, respectively. Such irrevocable power of attorney was terminated by the shareholder’s voting power assignment agreements entered into among BIT Mining Limited, E-Sun Sky Computer, Qufan Information Technology and the nominee shareholders of the consolidated affiliated entities on December 28, 2013 and January 10, 2017. Pursuant to these shareholder’s voting power assignment agreements, the nominee shareholders of each consolidated affiliated entity assigned the rights to vote on all of the matters in each consolidated affiliated entity that require shareholders’ approval at the consolidated affiliated entities’ shareholders’ meetings to persons or entities designated by BIT Mining Limited as permitted by applicable laws. Unless terminated by BIT Mining limited or otherwise required by applicable laws, such shareholder’s voting power assignment agreements will remain valid and irrevocable from the date of their execution, so long as each shareholder remains the shareholder of the respective consolidated affiliated entities.

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

On December 28, 2013, BIT Mining Limited entered into a Financial Support Agreement with each of our consolidated affiliated entities, under which BIT Mining Limited agreed to provide unconditional financial support, through the nominee shareholders of each consolidated affiliated entity to each consolidated affiliated entity in manners permitted by PRC laws and regulations for each consolidated affiliated entity’s operations.

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

Our principal executive offices are located at 14F, West Side, Block B, Building No. 7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen 518115, People’s Republic of China and occupy a total of 2,176 square meters. We also have representative offices in Hong Kong and Malta. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has a valid title to the property or has proper authorization from the title owner to sublease the property.

In September 2016, we entered into a lease agreement with Shenzhen Harbor Technology Development Co., Ltd., to lease offices of 9,659 square meters in Nanshan District, Shenzhen, with a total expenditure of RMB1.3 million (US$0.2 million) per month. We have gradually and partially terminated our leases with respect to certain amounts of office space, reducing our total leased office space from 9,659 square meters to 2,176 square meters between August 2020 and January 2021. We expect the rental expense to increase by 5% annually.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

Prior to the voluntary suspension of our online sports lottery sales services in April 2015, we were a leading online sports lottery service provider in China. We have not generated any revenue from sports lottery sales since this suspension, and our financial results are materially and adversely impacted during the suspension period. There were no net revenues generated from the sports lottery sales from 2016 to 2020.

We have offered several different lines of services, including online gaming services provided through our own platform in Europe and online spot commodity trading services in the PRC.

We began to generate revenues from online gaming services in Europe in July 2017 after we acquired a 93% equity interest in TMG. We acquired the remaining 7% in April 2020 to hold 100% of TMG’s equity interests. TMG currently holds licenses from Curacao, Malta, the United Kingdom, Ireland and Sweden to operate online gaming sites. We generated revenues of RMB105.5 million, RMB35.6 million and RMB14.9 million (US$2.3 million) from TMG’s online gaming services in 2018, 2019 and 2020, respectively.

We are committed to becoming a leading cryptocurrency mining enterprise in China. Since announcing our entry into the cryptocurrency industry in December 2020, we have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, and (iv) acquire a 7-nanometer mining machine manufacturer, to unfurl a comprehensive approach to cryptocurrency mining. As of February 26, 2021, we officially began generating revenue from cryptocurrency mining operations.

We generated revenues from sports information services through our own service offerings named “Cai Xun Hao,” which was ceased in March 2019. Starting in June 2020, we provide users with detailed information on specific sports matches generated by our proprietary analysis engine in exchange for a fee. Revenues from sports information services amounted to RMB16.0 million, RMB3.3 million and RMB6.9 million (US$1.1 million) in 2018, 2019 and 2020, respectively.

We generated RMB0.4 million, RMB0.1 million and nil in 2018, 2019 and 2020, respectively, from trading commissions on the online spot commodity trading executed on our websites and mobile applications through Shenzhen Kaisheng.

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

Our net revenues from continuing operations were RMB126.1 million, RMB39.7 million and RMB21.8 million (US$3.3 million) in 2018, 2019 and 2020, respectively, representing a decrease of 68.5% from 2018 to 2019, and a decrease of 45.1% from 2019 to 2020, respectively. The Company acquired TMG in July 2017, which contributed significantly to the net revenues. The decrease in 2019 was mainly attributable to a decrease of RMB69.9 million associated with TMG’s website migration in connection with the conversion of its Swedish license at the beginning of 2019 which required users to re-register their accounts and resulted in a decrease in users and a decrease of RMB12.7 million associated with the ceased operations of sports information services in China in March 2019. The decrease in 2020 was mainly attributable to a decrease of RMB20.7 million associated with TMG’s temporary suspension of its operations in Sweden during the period from January 2020 to September 2020 and an increase of RMB3.6 million in sports information services associated with the continuing paid services started in June 2020.

Net loss from continuing operations attributable to BIT Mining Limited were 462.9 million in 2018, 651.3 million in 2019 and RMB223.2 million (US$34.2 million) in 2020, representing an increase of 40.7% from 2018 to 2019, and a decrease of 65.7% from 2019 to 2020, respectively. Net loss from continuing operations attributable to BIT Mining Limited in 2018, 2019 and 2020 were adversely impacted by share-based compensation expenses of RMB108.6 million, RMB79.3 million and RMB55.4 million (US$8.5 million), respectively. Net loss from continuing operations attributable to BIT Mining Limited in 2018 was adversely impacted by an impairment provision of RMB149.9 million provided for long-term investment. Net loss from continuing operations attributable to BIT Mining Limited in 2019 was adversely impacted by impairment provisions of RMB181.8 million provided for acquired intangible assets, RMB129.8 million provided for goodwill and RMB22.4 million provided for long-term investments. And net loss from continuing operations attributable to BIT Mining Limited in 2020 was adversely impacted by an impairment provision of RMB33.0 million (US$5.1 million) provided for long-term investment.

Description of Key Statement of Operations Items from Continuing Operation

Net revenues

The table below sets forth our net revenues in aggregate and by service type therein for the three years:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Online gaming services in Europe and beyond	105,511	35,596	14,929	2,288
Mobile gaming	3,954	7	—	—
Sports information services	16,036	3,345	6,921	1,060
Financial technology services	401	148	5	1
Physical sales of sports lottery tickets	187	592	(40)	(6)
Total revenues	126,089	39,688	21,815	3,343
Deductibles	—	—	—	—
Net revenues	126,089	39,688	21,815	3,343

Online gaming services in Europe and beyond provided by TMG accounted for 83.7%, 89.7% and 68.4% of net revenues in 2018, 2019 and 2020, respectively. The significant decrease in 2019 was mainly attributable to the decrease of online gaming services in Europe and beyond associated with TMG’s website migration in connection with the conversion of its Swedish license at the beginning of 2019 which required users to re-register their accounts and resulted in a decrease in users. The decrease in 2020 was mainly attributable to the temporary suspension of TMG's operation in Sweden during the period from January 2020 to September 2020.

The table below sets forth our operating expenses from continuing operations for the three years:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Operating Expenses:
Cost of services	80,017	59,410	16,774	2,571
Sales and marketing	92,465	42,445	16,748	2,567
General and administrative	251,384	223,758	152,541	23,378
Service development	61,909	48,614	30,201	4,629
Total operating expenses	485,775	374,227	216,264	33,145

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

Government Grant

In 2018, 2019 and 2020, we recognized grants from the Shenzhen local government. We might recognize similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

Impairments of goodwill and acquired intangible assets

Impairments of goodwill and acquired intangible assets were related to the Company’s acquisition of TMG, which were triggered by TMG’s temporary suspension of its operations in Sweden during the period from January 2020 to September 2020. See “Item 4. Information on the Company—B. Business Overview—Our Services—Online Gaming Services—Licenses.”

Impairment of long-term investments

The impairment losses in 2018 and 2020 were primarily related to our 40.65% (later changed to 40.48% in 2019, to 33.74% in 2020 and further to 54.2% in 2021) equity interest in Loto Interactive, which was acquired in June 2017. The impairment loss in 2019 was related to our equity investment in Beijing Huizhong Wealth Investment Management Co., Ltd, a VIE of Hzone Holding Company, which was acquired in March 2015 and investments in Topgame Global Limited and its VIEs, Caicaihudong (Beijing) Technology Co., Ltd. and Youwang Technology (Shanghai) Co., Ltd, which were acquired in August 2015.

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

Hong Kong

500wan HK Limited is incorporated in Hong Kong. Under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% for profit of up to HK$2.0 million and 16.5% for the remainder of taxable income. As 500wan HK Limited does not conduct any substantive operations of its own, no provision for Hong Kong income tax has been made in the financial statements as 500wan HK Limited had no assessable income for the year ended December 31, 2018, 2019 and 2020.

People’s Republic of China

The enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign-invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology, E-Sun Network, E-Sun Sky Computer, E-Sun Sky Network, Shenzhen Yicai, Baifengrun Technology, Tongfu Technology and Shenzhen Kaisheng were subject to the EIT rate of 25% in 2018, 2019 and 2020. Hainan Menghuanxingchen, Hainan Jingli, Hainan Panfeng and Hangzhou E-Sun Sky Network were subject to the EIT rate of 25% in 2018 since their inception. Guangtiandi Technology obtained a certificate of “Software Enterprise” and was subject to the EIT rate of 25% in 2018, 2019 and 2020, respectively.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry.” According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai was entitled to a preferential tax rate of 15% in 2018, 2019 and 2020.

As of December 31, 2020, the accrual balance for uncertain tax positions and associated interest and penalties related to certain unrecognized tax positions was nil.

During the years ended December 31, 2018, 2019 and 2020, the Group did not recognize interest on these unrecognized tax positions and reversed approximately RMB7,420,000, nil and nil in interest. The Group did not accrue interest on these uncertain tax positions as of December 31, 2018, 2019 and 2020, respectively. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Group’s tax filings. As of December 31, 2020, the PRC subsidiaries’ 2016 to 2020 tax returns remain open to examination.

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

Our historical results do not necessarily indicate our results to be expected for any future period.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Loss Data:
Net Revenues	126,089	39,688	21,815	3,343
Operating costs and expenses:
Cost of services	(80,017)	(59,410)	(16,774)	(2,571)
Sales and marketing	(92,465)	(42,445)	(16,748)	(2,567)
General and administrative	(251,384)	(223,758)	(152,541)	(23,378)
Service development	(61,909)	(48,614)	(30,201)	(4,629)

Total operating expenses	(485,775)	(374,227)	(216,264)	(33,145)
Other operating income	12,638	6,788	5,518	846
Government grant	7,620	3,504	891	137
Other operating expenses	(5,060)	(6,995)	(2,752)	(422)
Impairment of intangible assets	—	(181,845)	—	—
Impairment of goodwill	—	(129,752)	—	—

Operating loss from continuing operations	(344,488)	(642,839)	(190,792)	(29,241)
Other income (expenses), net	(43)	455	748	115
Interest income	15,308	13,448	9,093	1,394
Loss from equity method investments	(15,025)	(10,639)	(10,798)	(1,655)
Impairment of long-term investments	(149,896)	(22,353)	(33,001)	(5,058)
Gain from disposal of subsidiaries	2,805	—	—	—

Loss before income taxes from continuing operations	(491,339)	(661,928)	(224,750)	(34,445)
Income taxes benefit	19,602	7,642	3,654	560

Net loss from continuing operations	(471,737)	(654,286)	(221,096)	(33,885)
Income from discontinued operations, net of income taxes	2,183	—	—	—
Gain on disposal of discontinued operations, net of income taxes	10,160	—	—	—
Net income from discontinued operations, net of income taxes	12,343	—	—	—
Net loss	(459,394)	(654,286)	(221,096)	(33,885)
Net income (loss) from continuing operations attributable to noncontrolling interest and redeemable noncontrolling interest	(8,820)	(3,018)	2,130	326
Net income from discontinued operations attributable to noncontrolling interest	1,099	—	—	—
Less: Net income (loss) attributable to the noncontrolling interest	(4,486)	(3,018)	2,130	326
Less: Net loss attributable to redeemable noncontrolling interest	(3,235)	—	—	—

Net loss attributable to BIT Mining Limited	(451,673)	(651,268)	(223,226)	(34,211)

Other comprehensive income (loss)
Unrealized loss on an equity method investment	—	(3,986)	(1,218)	(187)
Foreign currency translation gain (loss)	23,023	6,408	(11,825)	(1,812)
Other Comprehensive income (loss), net of tax	23,023	2,422	(13,043)	(1,999)

Comprehensive loss	(436,371)	(651,864)	(234,139)	(35,884)
Less: Comprehensive income (loss) attributable to redeemable noncontrolling interest and noncontrolling interest	(6,383)	(4,344)	2,130	326
Comprehensive loss attributable to BIT Mining Limited	(429,988)	(647,520)	(236,269)	(36,210)

Losses per share attributable to BIT Mining Limited – Basic:
Net loss from continuing operations	(1.13)	(1.52)	(0.52)	(0.08)
Net income from discontinued operations	0.03	—	—	—
Net loss	(1.10)	(1.52)	(0.52)	(0.08)

Losses per share attributable to BIT Mining Limited – Diluted:
Net loss from continuing operations	(1.13)	(1.52)	(0.52)	(0.08)
Net income from discontinued operations	0.03	—	—	—
Net loss	(1.10)	(1.52)	(0.52)	(0.08)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	418,911,292	428,586,305	430,011,263	430,011,263
Diluted	418,911,292	428,586,305	430,011,263	430,011,263

Non-GAAP financial data(1)
Net loss attributable to BIT Mining Limited	(451,673)	(651,268)	(223,226)	(34,211)
Adjustment for share-based compensation expenses	108,628	79,275	55,424	8,494
Adjustment for impairment of intangible assets	—	181,845	—	—
Adjustment for impairment of goodwill	—	129,752	—	—
Adjustment for impairment of long-term investments	149,896	22,353	33,001	5,058
Adjustment for deferred tax benefit relating to valuation allowance	(20,617)	(7,669)	(3,659)	(561)
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(213,766)	(245,712)	(138,460)	(21,220)
Adjusted net loss from continuing operations attributable to BIT Mining Limited (non-GAAP)	(225,010)	(245,712)	(138,460)	(21,220)
Adjusted net income from discontinued operations attributable to BIT Mining Limited (non-GAAP)	11,244	—	—	—

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

The year ended December 31, 2020 compared with the year ended December 31, 2019

Net revenues

Our net revenues decreased by 45.1% from RMB39.7 million in 2019 to RMB21.8 million in 2020, primarily attributable to TMG’s temporary suspension of operation in Sweden during the period from January 2020 to September 2020.

Revenues generated from online gaming services decreased by 58.1% from RMB35.6 million in 2019 to RMB14.9 million in 2020, primarily attributable to TMG’s temporary suspension of operation in Sweden during the period from January 2020 to September 2020.

Revenues generated from sports information services increased by 109.1% from RMB3.3 million in 2019 to RMB6.9 million in 2020, primarily attributable to the services for detailed information on specific sports matches generated by our proprietary analysis engine started in June 2020.

Operating expenses

Our operating expenses decreased by 42.2% from RMB374.2 million in 2019 to RMB216.3 million in 2020. Our operating expenses consisted of the following:

Cost of Services. Our cost of services decreased by 71.7% from RMB59.4 million in 2019 to RMB16.8 million in 2020. The decrease was primarily due to cost reduction measures implemented by management, including: (i) a decrease in depreciation and amortization from RMB30.2 million in 2019 to RMB2.7 million in 2020, mainly associated with full impairment of intangible assets acquired for business combination of TMG, which was fully impaired at the end of 2019; (ii) a decrease in platform service fees of TMG associated with online casino platforms, from RMB6.6 million in 2019 to RMB0.3 million in 2020; (iii) a decrease in business insurance costs of TMG associated with online lottery betting, from RMB9.9 million in 2019 to RMB5.1 million in 2020; (iv) a decrease in account handling expenses relating to our mobile and web distribution channels from RMB2.9 million in 2019 to RMB0.7 million in 2020; and (v) a decrease in depreciation associated with physical sales terminals from RMB1.8 million in 2019 to RMB0.2 million in 2020.

Sales and marketing expenses. Sales and marketing expenses decreased by 60.6% from RMB42.4 million in 2019 to RMB16.7 million in 2020. The decrease was mainly due to cost reduction measures implemented by management, including: (i) a decrease in salary and benefit expenses from RMB19.6 million in 2019 to RMB8.5 million in 2020 as a result of decrease in headcount; (ii) a decrease in promotional and marketing expenses from RMB11.5 million in 2019 to RMB1.8 million in 2020, which was primarily due to a change in TMG’s marketing strategy; (iii) a decrease in share-based compensation expenses associated with share options granted to our directors and employees from RMB7.4 million in 2019 to RMB4.8 million in 2020; and (iv) a decrease in rental expenses from RMB1.2 million in 2019 to RMB0.3 million in 2020 associated with termination of office lease.

General and administrative expenses. General and administrative expenses decreased by 31.9% from RMB223.8 million in 2019 to RMB152.5 million in 2020. The decrease was mainly due to cost reduction measures implemented by management, including:

● a decrease in share-based compensation expenses associated with share options granted to our directors and employees from RMB58.2 million in 2019 to RMB40.8 million in 2020, which was primarily related to restricted share units granted in 2018 and 2019, which are expensed mainly in 2019;

● a decrease in salary and benefit expenses for employees from RMB57.6 million in 2019 to RMB34.1 million in 2020, which was primarily caused by a decreased number of employees;

● a decrease in office expenses consisting primarily of office rental and other office administrative expenses from RMB24.0 million in 2019 to RMB4.6 million in 2020, which was primarily attributable to the termination of office lease;

● a decrease in bad debt provisions from RMB20.3 million in 2019 to RMB0.5 million in 2020, which consist primarily of bad debt provision for other receivables aging more than three years; and

● a decrease in travel, communication and other business expenses, which consist primarily of expenses associated with business travels, from RMB8.7 million in 2019 to RMB1.7 million in 2020;

The decrease in general and administrative expenses was partially offset by an increase in depreciation expenses from RMB32.0 million in 2019 to RMB41.9 million in 2020, which was primarily related to the depreciation of leasehold improvement for the termination of office lease, and an increase in third-party professional service fees from RMB18.9 million in 2019 to RMB25.3 million in 2020, which was primarily due to an increase in expenses related to the internal investigation conducted in 2020.

Service development expenses. Service development expenses decreased by 37.9% from RMB48.6 million in 2019 to RMB30.2 million in 2020. The decrease was primarily due to: (i) a decrease in rental expenses from RMB12.4 million in 2019 to negative RMB0.5 million in 2020, which was primarily related to the recognition of the gain on lease termination of operating lease; (ii) a decrease in share-based compensation expenses associated with restricted share units granted to our service development employees from RMB13.7 million in 2019 to RMB9.9 million in 2020; and (iii) a decrease in salary and benefit expenses for employees from RMB22.0 million in 2019 to RMB20.3 million in 2020, primarily due to the decrease in the number of employees.

Other operating income

Other operating income decreased by 19.1% from RMB6.8 million in 2019 to RMB5.5 million in 2020.

Impairment of goodwill and acquired intangible assets

Impairment of goodwill decreased by 100% from 129.8 in 2019 to nil in 2020, and impairment of acquired intangible assets decreased by 100% from RMB181.8 million in 2019 to nil in 2020. The decrease was related to the Company’s acquisition of TMG, which were triggered by TMG’s temporary suspension of its operations in Sweden during the period from January 2020 to September 2020. See “Item 4. Information on the Company—B. Business Overview—Our Services—Online Gaming Services—Licenses.”

Operating loss

As a result of the foregoing factors, we recorded operating loss from continuing operations of RMB190.8 million in 2020, a decrease of RMB452.0 million compared with operating loss from continuing operations of RMB642.8 million in 2019.

Impairment of long-term investments.

Impairment of long-term investments increased by 47.3% from RMB22.4 million in 2019 to RMB33.0 million in 2020. The impairment loss in 2019 was provided for our investment in Beijing Huizhong Wealth Investment Management Co., Ltd, a VIE of Hzone Holding Company, which was acquired in March 2015 and investments in Topgame Global Limited and its VIEs, Caicaihudong (Beijing) Technology Co., Ltd. and Youwang Technology (Shanghai) Co., Ltd, which was acquired in August 2015. The impairment loss in 2020 was provided for our 40.65% (later changed to 40.48% in 2019, to 33.74% in October 2020 due to Private Placement and further to 54.2% on March 31, 2021 due to completion of the subscription) equity interest in Loto Interactive, which was acquired in June 2017.

Loss before income taxes from continuing operations

Loss before income taxes from continuing operations was RMB224.8 million in 2020, a decrease of RMB437.1 million compared with loss before income taxes from continuing operations of RMB661.9 million in 2019.

Income tax benefit

We recorded income tax benefit of RMB3.7 million in 2020, a decrease of RMB3.9 million compared with income tax benefit of RMB7.6 million in 2019. Income tax benefit was primarily due to a reversal of uncertain tax liabilities and deferred tax liabilities.

Net loss from continuing operations

As a result of the foregoing factors, we recorded net loss from continuing operations of RMB221.1 million in 2020, as compared to net loss from continuing operations of RMB654.3 million in 2019.

Net loss attributable to BIT Mining Limited

We recorded net loss from continuing operations attributable to BIT Mining Limited of RMB651.3 million in 2020, as compared to net loss from continuing operations attributable to BIT Mining Limited of RMB223.2 million in 2019. We also recorded non-GAAP net loss from continuing operations attributable to BIT Mining Limited of RMB138.5 million in 2020, as compared to non-GAAP net loss from continuing operations attributable to BIT Mining Limited of RMB245.7 million in 2019.

The year ended December 31, 2019 compared with the year ended December 31, 2018

For a discussion of our results of operations for the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — The year ended December 31, 2019 compared with the year ended December 31, 2018” of our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on December 11, 2020.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash provided by our operating activities and proceeds from the issuances of preferred shares and ordinary shares. As of December 31, 2020, we had RMB308.7 million (US$47.3 million) in cash and cash equivalents.

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

We believe that our current cash and the net proceeds we received from our private placement to Good Luck Information will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this report, after taking into consideration that we have suspended all of our online sports lottery sales since April 4, 2015 and are currently not generating any revenue from sports lottery sales. We also have reduced the expenditures, such as overhead or administrative expenditures and marketing expenses, since 2019 and started to mine bitcoins from our cryptocurrency mining business in February 2021. All these factors combined will have a positive impact on our cash flows for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(144,127)	(160,024)	(68,056)	(10,431)
Net cash (used in) provided by investing activities	(15,604)	66,817	21,714	3,330
Net cash provided by financing activities	54,791	17,105	26	4
Effect of exchange rate changes on cash, cash equivalents and restricted cash	21,226	5,511	(6,975)	(1,065)
Cash, cash equivalents and restricted cash at the beginning of the year	520,101	436,387	365,796	56,056
Cash, cash equivalents and restricted cash at the end of the year	436,387	365,796	312,505	47,894

Net cash used in operating activities

Net cash used in operating activities in 2020 was RMB68.1 million, which was primarily attributable to (i) net loss of RMB221.1 million adjusted by subtracting RMB55.4 million of share-based compensation; (ii) depreciation and amortization expenses of RMB45.8 million; (iii) impairment on long-term investments of RMB33.0 million; (iv) bad debt provision of RMB0.5 million; (v) loss from equity method investments of RMB10.8 million; (vi) a decrease in prepayments and other receivables of RMB5.7 million; (vii) a decrease in deposits and other non-current assets of RMB4.1 million; (viii) an increase in accrued expenses and other current liabilities of RMB12.8 million; (ⅸ) an increase in accrued payroll and welfare payable of RMB6.5 million; (x) losses on disposal of property and equipment of RMB1.5 million; and (xi) amortization of right-of-use assets of RMB7.2 million. Net cash used in operating activities in 2020 was partially offset by (i) a decrease in operating lease liabilities of RMB14.4 million; (ii) a decrease in long-term payables of RMB0.5 million; and (iii) a decrease in deferred tax liability and income tax liability of RMB3.7 million.

Net cash used in operating activities in 2019 was RMB160.0 million, which was primarily attributable to (i) net loss of RMB654.3 million adjusted by subtracting RMB79.3 million of share-based compensation; (ii) depreciation and amortization expenses of RMB61.4 million; (iii) impairment on long-term investments of RMB22.4 million; (iv) impairment of goodwill and acquired intangible assets of RMB311.6 million; (v) bad debt provision of RMB20.3 million; (vi) loss from equity method investments of RMB10.6 million; (vii) a decrease in prepayments and other receivables of RMB15.7 million; (viii) a decrease in other non-current assets of RMB1.7 million; and (ix) amortization of right-of-use assets of RMB17.7 million. Net cash used in operating activities in 2019 was partially offset by (i) a decrease in accrued expenses and other current liabilities of RMB21.4 million; (ii) a decrease in operating lease liabilities of RMB13.3 million; (iii) a decrease in long-term payables of RMB1.3 million; (iv) a decrease in deferred tax liability and income tax liability of RMB7.6 million, and (v) a decrease in accrued salary and benefit expenses for employees of RMB2.9 million.

Net cash used in operating activities in 2018 was RMB144.1 million, which was primarily attributable to (i) net loss of RMB459.4 million adjusted by subtracting RMB108.6 million of share-based compensation; (ii) depreciation and amortization expenses of RMB64.0 million; (iii) impairment of long-term investments of RMB149.9 million; (iv) loss from equity method investments of RMB15.0 million; and (v) a decrease in prepayments and other receivables of RMB18.2 million. Net cash used in operating activities in 2018 was partially offset by (i) a decrease in accrued expenses and other current liabilities of RMB1.4 million; (ii) a decrease in long-term payables of RMB24.7 million; (iii) gain on disposal of subsidiaries of RMB13.0 million; and (iv) a decrease in accrued salary and benefit expenses for employees of RMB1.8 million.

Net cash provided by (used in) investing activities

Net cash provided by investing activities in 2020 was RMB21.7 million, which was primarily attributable to (i) cash received from return of time deposits of RMB22.3 million; (ii) cash received from disposal of long-term investment of RMB2.4 million; (iii) repayment of loans provided to related and third-parties of RMB12.1 million; and (iv) cash received from disposal of property and equipment of RMB0.2 million, which was partially offset by (i) cash paid for acquisition of long-term investment of RMB13.8 million; and (ii) cash paid for acquisition of property and equipment of RMB1.5 million.

Net cash provided by investing activities in 2019 was RMB66.8 million, which was primarily attributable to (i) cash received from return of short-term investments of RMB100.0 million; (ii) cash received from return of time deposits of RMB137.3 million; (iii) cash received from return of long-term investment of RMB6.5 million; (iv) repayment of loans provided to third-parties of RMB5.3 million; and (v) cash received from disposal of property and equipment of RMB0.2 million, which was partially offset by (i) cash paid for time deposits of RMB160.7 million; (ii) cash paid for loans provided to third parties of RMB7.9 million; (iii) cash paid for loans provided to a related party of RMB10.0 million; and (iv) cash paid for acquisition of property and equipment of RMB3.8 million.

Net cash used in investing activities in 2018 was RMB15.6 million, which was primarily attributable to (i) cash received from return of other long-term investments of RMB7.6 million; (ii) cash proceeds from disposal of other long-term investments of RMB5.8 million; (iii) repayment of loans provided to third-parties of RMB5.0 million; and (iv) cash received from disposal of subsidiaries and VIEs, net of cash disposed of RMB23.7 million; which was partially offset by (i) cash paid for acquisition of other long-term investments of RMB11.1 million; (ii) cash paid for acquisition of property and equipment of RMB35.6 million; (iii) cash paid for loans provided to third-parties of RMB10.0 million; and (iv) cash paid for acquisition of intangible asset of RMB1.1 million.

Net cash provided by financing activities

Net cash provided by financing activities in 2020 was RMB0.03 million which was primarily attributable to proceeds from the exercise of share-based awards.

Net cash provided by financing activities in 2019 was RMB17.1 million which was primarily attributable to proceeds from the exercise of share-based awards of RMB17.1 million.

Net cash provided by financing activities in 2018 was RMB54.8 million which was primarily attributable to (i) withdrawal of prepayment for share repurchase of RMB13.3 million; and (ii) proceeds from the exercise of share-based awards of RMB41.5 million.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of RMB36.7 million, RMB3.8 million and RMB1.5 million (US$0.2 million) in 2018, 2019 and 2020, respectively. In addition, our capital expenditures in 2018, 2019 and 2020 primarily consisted of purchases of additional information technology-related equipment and leasehold improvement of our new office. We do not expect that our capital expenditures will increase in the future as the suspension of online sports lottery sales services and the completion of the leasehold improvement of our new office.

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

Revenue Recognition

The Group’s revenues were derived principally from online gaming services, sports information services, and online spot commodity trading services. The Group adopted ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”), from January 1, 2018, using the modified retrospective method.

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

Sports information services

The Group offers a comprehensive sports information portal via a designated mobile application, which covers (i) real time soccer match information; and (ii) data-driven soccer match predictions generated by proprietary analysis engine. Users can also post free or pay-per-view contents such as proprietary observations and analyses on the sports information portal. The users pay for each information and data subscription at a fixed price, and the Group pays the original information providers a fixed percentage of total purchase amount if the information is produced by third parties. Revenue is recognized when users have access to the pay-per-view contents or on an average amortization basis according to subscription terms. The Group records the revenue on a net basis for information provided by third parties, because the Group is not the primary obligor to provide the information, but acts as an agent in providing such purchase services. For information provided by the Group itself, the Group records the revenue on a gross basis. The Group provides sports information service through the Group’s service offering named “Cai Xun Hao,” which was ceased in March 2019, and “Smart Big Data”, which was started in June 2020.

Online spot commodity trading services

The Group provides online spot commodity trading services through the designated website and mobile application in Shenzhen Kaisheng. The Group provides customers with reliable online spot commodity trading for gold trade and delay products across PC and mobile devices. The Group processes customer orders through a commercial bank, and later formed a joint venture with Shenzhen Gold Exchange on May 11, 2018 to provide online spot commodity trading services. Trading commissions are received from the commercial bank based on the pre-determined commission fee rate and the total amount of the processed orders. The Group recognizes revenue at a point in time when an order has been successfully processed and began to generate an immaterial amount of revenue each year from trading commissions on the online spot commodity trading services since 2017.

Online gaming services

The Group also provides online lottery betting and online casino platforms through the Group’s designated website after the acquisition of TMG in July 2017. The Group earns difference between betting and winning for online lottery betting services and online casino platforms as revenues that are generated from the registered users. The registered users enter into certain terms and conditions when they first open their accounts with the Group. Lottery and Casino purchase orders are placed by users through the Group’s online platforms view website. Then the Group processes these orders. Prior to processing orders, users prepay all purchase amounts. The Group pays users prizes when there are any winnings attributable to users. The Group records revenues on a net basis by deducting the winning amounts from betting amounts. Revenue comprises the fair value of the consideration received for the provision of internet gaming in the ordinary course of the Group’s activities, which is recognized when the outcome of an event is known.

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2019 and 2020, the Group recorded advance from customers balance of RMB5,012 and RMB4,734 million (US$726 million) respectively, which was included in “Accrued expenses and other current liabilities” on the accompanying consolidated balance sheets. RMB4,477, RMB8,283 and RMB5,012 (US$768) of deferred revenue included in the opening balances of advance from customers was recognized during the years ended December 31, 2018, 2019 and 2020, respectively. The amounts were included in net revenues on the accompanying consolidated statements of comprehensive loss.

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

Share options granted to non-employees

Prior to January 1, 2019, the Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, “Equity-based payment to non-employees”. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive loss on the grant date. Starting January 1, 2019, the Group adopted ASU 2018-07 which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718. The adoption did not pose any impact to the Group’s retained earnings as all options granted to non-employees were fully vested prior to the adoption. The Group, with the assistance of an independent valuation firm, determined the fair values of the share options recognized in the consolidated financial statements. The binomial option pricing model is applied in determining the estimated fair value of the share options granted to employees and non-employees.

Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value and equity method investments. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC Topic 321 (“ASC 321”), “Investments Equity Securities” which was adopted on January 1, 2018. The adoption did not have a significant impact on the Group’s consolidated financial statements. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management regularly evaluates the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323 (“ASC 323”), “Investments-Equity Method and Joint Ventures”. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Group when determining whether an investment has been other-than-temporarily-impaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospect of the investee, and the Group’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

According to the above testing, impairment losses of RMB149,896, RMB22,353 and RMB33,001 million (US$5,058 million) for the long-term investments were recognized during the years of 2018, 2019 and 2020, respectively.

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

As triggered by TMG’s temporary suspension of its operations in Sweden during the period from January 2020 to September 2020, the Group performed qualitative and quantitative assessment in accordance with ASU 2017-04 and recognized an full impairment loss of RMB129,752 for goodwill arising from acquisition of TMG during the year ended December 31, 2019. As goodwill was fully impaired during 2019, there was no impairment loss on goodwill as of December 31, 2020.

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

The Group provided an impairment loss of nil, RMB181,845 and nil for intangible assets arising from acquisition of the Multi Group for the years ended December 31, 2018, 2019 and 2020, respectively.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied either retrospectively or prospectively based upon the applicable amendments. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities in the future as a result of the suspension of our online sports lottery sales services.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights and our brands. “500wan”, “500.com“, “fengkuangcaiqiu”, “youqiu”, “youqiubiying” “dashentuidan” “500.com caipiaozhan” and “500gold” are trademarks registered in the PRC, USA, UK, Hong Kong and Macau, respectively, which are owned by E-Sun Network, E-Sun Sky Network and 500wan HK Limited. We have registered 120 trademarks with the Trademark Office of the State Administration for Industry and Commerce of the PRC, registered 5 trademarks relating to “500.com” with United States Patent and Trademark Office, 5 trademarks relating to “500.com” with United Kingdom Intellectual Property Office, 5 trademarks relating to “500.com” with Japan Patent Office, 5 trademarks relating to “500.com” with Hong Kong Trade Marks Registry Intellectual Property Department, and 5 trademarks relating to “500wan” and 5 trademarks relating to “500.com“ with Macau Economic Services. We have also registered domain names including “500wan.com,” “500wan.com.cn,” “500wan.cn,” “500wan.net.cn,” and “500.com.” We own 92 software copyright registrations in PRC through Guangtiandi Technology, E-Sun Sky Computer and E-Sun Sky Network as of the date of this annual report mostly for our client software.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

	As of December 31, 2020
	(RMB)	(US$)
	(in thousands)
2021	3,830	587
2022	3,835	588
2023	2,684	411
Total	10,349	1,586
Less: imputed interest	(832)	(127)
Present value of lease liabilities	9,517	1,459

As of December 31, 2020, we did not have any long-term debt obligations or purchase obligations.

G.	Safe Harbor

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shengwu Wu	48	Chairman
Man San Vincent Law	53	Executive Director
Xianfeng Yang	52	Chief Executive Officer
Bo Yu	53	Director, Chief Operating Officer
Qian Sun	48	Independent Director
Honghui Deng	52	Independent Director
Yu Wei	52	Independent Director
Wong, Yan Ki Angel	49	Independent Director
Qiang Yuan	48	Chief Financial Officer

Mr. Shengwu Wu has served as our director and chairman of our board of directors from December 30, 2019. Mr. Wu has been global executive vice president of Tsinghua Unigroup and Chairman of Xiamen Unigroup Xue Co., Ltd since 2019. Prior to joining Tsinghua Unigroup, Mr. Wu was the deputy director of the Department of Electronic Information under the Ministry of Industry and Information Technology of the People’s Republic of China, director of Haishu District, Ningbo, director of Ningbo Information Industry Bureau, Mr. Wu has a Bachelor of Engineering degree, a Master of Laws degree, and a Ph.D. Degree in Administration.

Mr. Man San Vincent Law has served as our executive director from April 2021. He is the founder of BIT Mining Limited (formerly known as 500.com Limited). He currently serves as a senior adviser of Loto Interactive Limited since 2017. He served as the chief executive officer of the Company from 2007 to 2015 and was the chairman of the board of directors from 2007 to 2017. Mr. Law founded E-Sun Network Co., Ltd. in 1999 and of the online lottery service market who has been at the forefront of developing innovative online products and solutions. Mr. Law received a bachelor's degree from Wuhan University in 1990, and an Executive Master of Business Administration degree from Cheung Kong Graduate School of Business in 2009.

Mr. Xianfeng Yang has served as our chief executive officer since December 21, 2020. Mr. Yang has extensive experience in the cryptographic digital virtual currency industry. He has been in charge of the construction and operation of the big data center of Loto Interactive Limited. Mr. Yang also serves as the Chairman of Changhe Hydropower Absorption Blockchain Big Data Industrial Park in Sichuan. Mr. Yang served as the Company’s senior Vice President from 2018 to 2020. Mr. Yang received a bachelor’s degree in Architecture from Huazhong University of Science and Technology.

Mr. Bo Yu has served as our director from January 20, 2017, as our chief operating officer from December 21, 2020, and as our general counsel since 2014. Mr. Yu received a master’s degree in law from the University of Iowa, and a master’s degree in law and a bachelor’s degree in science from the University of Wuhan. Mr. Yu is admitted to the Bar of the State of Michigan.

Mr. Qian Sun has served as our director from October 21, 2013 and became our independent director in August 2016. Mr. Sun is a partner of Sequoia Capital China, where he focuses on consumer and technology-related investment. Prior to joining Sequoia Capital China in 2006, Mr. Sun worked at General Atlantic from 2003 to 2005, focusing on technology-related growth investment in China. He also worked as a management consultant at Monitor Group in Hong Kong from 1997 to 1999. Mr. Sun received a BA degree in applied mathematics from Harvard College in 1997, an MBA from Harvard Business School and a J.D. from Harvard Law School in 2003.

Dr. Honghui Deng has served as our independent director since May 2011. Dr. Deng was an independent director at Borqs Technology Inc., a company listed on NASDAQ from 2015 to 2019. Dr. Deng has served as a global fellow at the Institute of Innovation Creativity Capital (IC2) of the University of Texas at Austin since 2012. He is an Adjacent Professor at the School Economics and Business Administration of The Chinese University of Hong Kong (Shenzhen), and a Visiting Professor of Guanghua School of Management, Peking University. He is also a tenured professor at the Lee Business School of University of Nevada, Las Vegas. Dr. Deng was the founder and served as the chief executive officer of HHD Consulting Service LLC from 2003 to 2008. Dr. Deng has extensive consulting experiences for business firms on long-term strategy, finance and management. Dr. Deng is the organizing and program committee member as well as session chair of several international conferences such as Workshop of e-Business (WeB), CSWIM. Dr. Deng served as Co-President of the First DSI World Congress in Beijing 2016, which focused on the topic “Managing Big Data and Decision Making in a New Global Economy.” Dr. Deng received his Ph.D. in business administration from Red McCombs School of Business, the University of Texas at Austin in 2003.

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

Ms. Wong, Yan Ki Angel has served as our independent director from November 22, 2015. Ms. Wong obtained a Bachelor of Arts degree, majoring in international accounting from Xiamen University in July 1994, a postgraduate certificate in professional accounting from the City University of Hong Kong in November 2000 and a master degree of business administration from Cheung Kong Graduate School of Business (长江商学院) in PRC in October 2009. Ms. Wong has been admitted as fellow member of the Institute of Financial Accountants in the United Kingdom since October 2003, full member of the Society of Registered Financial Planners in Hong Kong since November 2003, full member of the Singapore Institute of Directors since October 2009, member of the Hong Kong Institute of Directors since November 2014, fellow member (FIPA, Australia) of the Institute of Public Accountants since April 2015, founding member of the Hong Kong Independent Non-Executive Director Association since October 2015 and fellow member of CPA Australia since May 2017.

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

B.	Compensation

Compensation of Directors and Executive Officers

In 2020, the aggregate cash compensation to all our directors and our executive officers was RMB4.7 million (US$0.7 million). For share-based compensation, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We did not have any amount accrued in 2020 for pension, retirement or other similar benefits to our directors and our executive officers.

Share Incentive Plans

2011 Share Incentive Plan

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

The following table summarizes the share options and restricted shares granted to our employees under the 2011 share incentive plan that were outstanding as of the date of this annual report, respectively.

Share options:

	Number of
	Ordinary Shares	Exercise	Vesting
	Underlying	Price(1)	Commencement		Date of
Name	Options	(US$/Share)	Date	Date of Grant	Expiration(1)
Bo Yu	*	1.00	June 19, 2016	June 19, 2014	June 19, 2021
		1.35	November 21,2017	December 16,2016	November 22, 2021
Qian Sun	*	1.00	November 22, 2014	June 19, 2014	November 22, 2021
		1.851	November 21, 2016	January 6, 2016	November 22, 2021
		1.35	November 21, 2017	December 16,2016	November 22, 2021
Honghui Deng	*	1.00	November 22, 2014	June 19, 2014	November 22, 2021
		1.851	November 21, 2016	January 6, 2016	November 22, 2021
		1.35	November 21, 2017	December 16, 2016	November 22, 2021
Yu Wei	*	1.00	November 22, 2014	June 19,2014	November 22, 2021
		1.851	November 21, 2016	January 6, 2016	November 22, 2021
		1.35	November 21, 2017	December 16, 2016	November 22, 2021
Wong, Yan Ki Angel	*	1.851	November 21, 2016	January 6, 2016	November 22, 2021
		1.35	November 21, 2017	December 16, 2016	November 22, 2021
Directors and officers as a group	666,680	1.00
	400,000	1.851
	500,000	1.35
Other Individuals as a group	41,350	0.40
	1,784,750	1.00
	100,000	1.851
	100,000	1.35
	200,000	2.545

Restricted shares:

		Vesting
	Number of Ordinary	Commencement	Date of	Date of
Name	Shares	Date	Grant	Expiration
Directors and officers as a group	0
Other Individuals as a group	2,000,000
*	Options to purchase less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.
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

The following paragraphs describe the principal terms of our 2011 share incentive plan.

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

Termination and Amendment. The 2011 share incentive plan expired in March 2021.

2021 Share Incentive Plan

We have adopted our 2021 share incentive plan to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2021 share incentive plan provides for the grant of options, restricted shares and other share-based awards, collectively referred to as “awards.” The board has authorized under the plan the issuance of up to 12% of our issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under our 2021 share incentive plan.

As of the date of this annual report, no share option and no restricted share has been granted to our employees under the 2021 share incentive plan.

The following paragraphs describe the principal terms of our 2021 share incentive plan.

Plan Administration. Our compensation committee administers the 2021 share incentive plan. The committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted, and the terms and conditions of each award grant.

Option Agreements. Awards granted under our 2021 share incentive plan are evidenced by an option agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Transfer Restrictions. The right of a grantee in an award granted under our 2021 share incentive plan may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise. The term of options granted under the 2021 share incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of ordinary shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

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

Termination and Amendment. Unless terminated earlier, our 2021 share incentive plan will expire after ten years. Our board of directors has the authority to amend or terminate our share incentive plan, subject to shareholder approval, to the extent necessary to comply with applicable laws.

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

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 282, 171 and 138 employees as of December 31, 2018, 2019 and 2020, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2020.

Function	Number of employees
Management and Administration	9
Sales, Marketing and Website Operation	28
Service and User Support	5
Technology and Product Development	61
Administrative Support	35
Total	138

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

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our ordinary shares, by:

● each person known to us to own beneficially more than 5.0% of our ordinary shares; and

● each of our directors and executive officers.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 559,934,055 Class A ordinary shares, 65,000 Class A preference shares and 99 Class B ordinary shares.

Percentage
	Shares Beneficially		of Votes
	Owned		Held
	Number	Percent	Percent
Directors and Executive Officers:
Shengwu Wu	*	*	*
Man San Vincent Law(1)	96,791,039	17.3%	61.7%
Xianfeng Yang	*	*	*
Bo Yu	*	*	*
Qian Sun	*	*	*
Honghui Deng	*	*	*
Yu Wei	*	*	*
Wong, Yan Ki Angel	*	*	*
Qiang Yuan	*	*	*
Directors and Executive Officers as a Group	106,969,979	19.0%	62.5%

Principal Shareholders:
Tsinghua Unigroup Co., Ltd.(2)	140,141,810	25.0%	11.6%
Sequoia Capital 2010 CGF Holdco, Ltd.(3)	35,042,735	6.3%	2.9%

The business address of our directors and executive officers is 14F, West Side, Block B, Building No. 7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen 518115, People’s Republic of China.

*Less than 1% of our outstanding ordinary shares.

(1)	The number of shares beneficially owned is as of April 5, 2021, as reported in the statement on Schedule 13D filed by Mr. Man San Vincent Law on April 14, 2021, and represents (i) 96,726,033 Class A ordinary shares composed of (a) 599,883 ADSs which represent 5,998,830 Class A ordinary shares owned by Delite Limited (“Delite”) as described below, (b) 85,572,963 Class A ordinary shares owned by Good Luck Capital Limited (“Good Luck”) as described below, and (c) 515,424 ADSs which represent 5,154,240 Class A ordinary shares owned by Mr. Law directly; (ii) 6 Class B ordinary shares which owned by Delite as described below; and (iii) 65,000 Class A preference shares which owned by Good Luck as described below. Delite directly holds (i) 6 Class B ordinary shares and owns (ii) 599,883 ADSs which represent 5,998,830 Class A ordinary shares. Delite is 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite and its assets, and is the sole director of Delite. Mr. Law may be deemed to beneficially own all of the ordinary shares (including Class A ordinary shares represented by the ADSs) held by Delite. Good Luck directly holds (i) 85,572,963 Class A ordinary shares, pursuant to the completion of a share purchase agreement entered into between Good Luck Information Technology Co., Ltd. and the Company dated December 21, 2020, which shares were later transferred to Good Luck, and (ii) 65,000 Class A Preference Shares. Mr. Law is the sole shareholder of Good Luck. Mr. Law indirectly holds all voting and investment powers of Good Luck and its assets, and is the sole director of Good Luck. Mr. Law may be deemed to beneficially own all of the ordinary shares and the Class A preference shares held by Good Luck. Delite is a British Virgin Islands company with its address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Good Luck is a British Virgin Islands company with its address at Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(2)	represents (i) 63,500,500 Class A ordinary shares held by Tsinghua Unigroup International Co., Ltd., or TU International, (ii) 68,160,490 Class A ordinary shares underlying 6,816,049 ADSs held by TU International, and (iii) 8,273,560 Class A ordinary shares underlying 827,356 ADSs held by Unis Technology Strategy Investment Limited, or Unis. Tsinghua Unigroup Capital Management Co., Ltd., or TU Capital, is the direct parent company of TU International. Unis is a direct wholly-owned subsidiary of TU Capital. Tsinghua Unigroup Co., Ltd. is the indirect, but controlling, parent company of TU International, and the direct parent company of TU Capital. Each of TU International and Tsinghua Unigroup Co., Ltd. is a company with limited liability incorporated under the laws of the British Virgin Islands. TU Capital is a limited liability company registered and existing under the laws of the PRC. The business address of Tsinghua Unigroup Co., Ltd. is F10 Unis Plaza, Tsinghua Science Park, Haidian District, Beijing, PRC 100084.
(3)	represents (i) 5 Class B ordinary shares, and (ii) 3,504,273 Restricted ADSs which represent 35,042,730 Class A ordinary shares, owned by Sequoia Capital 2010 CGF Holdco, Ltd. Sequoia Capital 2010 CGF Holdco, Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd., Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Non-Interest-Bearing Borrowings from Related Parties

Since January 1, 2018, we have not provided any loans to certain directors or entities controlled by certain directors, executive officers or principal shareholders of our company. As of December 31, 2018, 2019 and 2020, there were no outstanding balance due from these related parties.

Interest-Bearing Borrowings from other Related Parties

In June 2019, E-Sun Sky Network provided a loan to Loto Interactive Information Technology (Shenzhen) Limited, a subsidiary of Loto Interactive, in an amount of RMB10.0 million and bearing an interest rate of 4.35%. The principal of the loan was fully repaid in 2020. E-Sun Sky Network also entered into a service management contract with Loto Interactive Information Technology (Shenzhen) Limited during 2019. We generated interest income of RMB0.2 million and RMB0.1 million (US$0.02 million) from the loan agreement in 2019 and 2020, respectively, and we generated revenue of RMB0.3 million and RMB0.2 million (US$0.03 million) from the service management contract in 2019 and 2020, respectively, which revenue was recorded as other operating income. As of December 31, 2020, a total of RMB0.4 million (US$0.06 million) was due from Loto Interactive Information Technology (Shenzhen) Limited under the loan agreement, and such amount was recorded in our consolidated balance sheet.

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

ITEM 8.FINANCIAL INFORMATION

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

ITEM 9.THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the NYSE since November 22, 2013 under the symbol “WBAI.”

As of the date of this annual report, a total of 55,993,405 ADSs representing 559,934,055 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the NYSE since November 22, 2013 under the symbol “WBAI.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

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

On December 21, 2020, we entered into a definitive share subscription agreement with Good Luck Information Technology Co., Limited, Good Luck Information, a company incorporated in Hong Kong, for the issuance and sale of newly issued Class A ordinary shares of the Company. Good Luck Information agreed to purchase 85,572,963 newly issued Class A Shares for a total purchase price of approximately US$23 million, to be settled in U.S. dollars or in crypto-currencies, including bitcoin (BHC), to be determined by us within one month of the date of the share subscription agreement. Good Luck Information agreed to make full payment of the purchase price in currencies determined by the Company within one month of the Company's determination. The per share purchase price of US$0.269 was the closing trading price of the Company's ADSs on December 18, 2020, the last trading day immediately preceding the date of the purchase agreement, as adjusted by a 1-to-10 ADS to ordinary shares ratio. On January 21, 2021, we announced our determination that 50% of the subscription price, or US$11.5 million, would be settled by U.S. dollars, with the remaining 50% of the subscription price, or approximately US$11.5 million, to be settled by bitcoin. The bitcoin to U.S. dollars exchange rate was US$32,326.29 to one bitcoin, being the average of the closing trading prices for bitcoin published by Coinmarketcap for each of the 31 days ended January 20, 2021. On February 23, 2021, we announced the closing of the transaction, that we had received 356.04342 bitcoins and US$11.5 million in cash from Good Luck Information, and 85,572,963 Class A ordinary shares had been newly issued to Good Luck Information. Good Luck Information agreed to subject all the shares it or its affiliate receives in the transaction to a contractual lock-up restriction for 180 days after the closing, or until August 22, 2021.

As of December 31, 2020, we had not entered into any other material contracts, other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the ownership of our ADSs and ordinary shares as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold ADSs or ordinary shares as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ADS or ordinary share that is for United States federal income tax purposes:

● an individual citizen or resident of the United States;

● a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

● an estate the income of which is subject to United States federal income taxation regardless of its source; or

● a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

● a dealer in securities or currencies;

● a financial institution;

● a regulated investment company;

● a real estate investment trust;

● an insurance company;

● a tax-exempt organization;

● a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

● a trader in securities that has elected the mark-to-market method of accounting for your securities;

● a person liable for alternative minimum tax;

● a person who owns or is deemed to own 10% or more of our stock (by vote or value);

● a partnership or other pass-through entity for United States federal income tax purposes;

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

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you are urged to consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or, except as set forth below with respect to PRC tax considerations, the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you are urged to consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws (such as estate and gift taxes) and the laws of any other taxing jurisdiction.

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

A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. See “Taxation—People’s Republic of China Taxation.” Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for 2020 for United States federal income tax purposes, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2021 or future taxable years.

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
•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other factual requirements specified in the Treaty. Because qualification for the benefits of the Treaty is a fact-intensive inquiry which depends upon the particular circumstances of each investor, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

Under the Hiring Incentives to Restore Employment Act of 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of ADSs or ordinary shares.

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

Not Applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. From December 31, 2015 to December 31, 2016, the RMB depreciated approximately 6.7% against the U.S. dollar. In 2017, however, the RMB appreciated approximately 6.7% against the U.S. dollar. While the RMB depreciated approximately 5.7% and 1.5%, respectively, against the U.S. dollar in 2018 and 2019, the RMB appreciated approximately 6.3% against the U.S. dollar in 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2020, we had Renminbi denominated cash and cash equivalents and restricted cash of RMB191.9 million, EUR denominated cash and cash equivalents and restricted cash of EUR0.9 million, and U.S. dollar denominated cash and cash equivalents of US$16.8 million. Assuming we had converted RMB191.9 million into U.S. dollars at the exchange rate of RMB6.5250 for US$1.00 and EUR0.9 million into U.S. dollars at the exchange rate of EUR0.8177 for US$1.00 as of the end of 2020, our total U.S. dollar cash balance would have been US$47.4 million. If the Renminbi and EUR had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$44.6 million].

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.1% in 2018, 2.9% in 2019 and 2.5% in 2020. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

● a fee of up to US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

● a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

● a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

● reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

● a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

● stock transfer or other taxes and other governmental charges;

● cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

● transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

● expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

On June 9, 2015, Tsinghua Unigroup International Co., Ltd. purchased 63,500,500 newly issued Class A ordinary shares of the Company. We received net proceeds of US$123.8 million in cash.

As of December 31, 2020, approximately RMB841.7 million (US$129.0 million) of the net proceeds from our public offerings has been used for capital expenditures.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon the evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the report that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a 15(c) of the Exchange Act, based on criteria established in the framework in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Our independent registered public accounting firm, MaloneBailey, LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-1 of this annual report on Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP, our former independent registered public accounting firm, for the years ended December 31, 2019, and by MaloneBailey, LLP, our current independent registered public accounting firm, for the year ended December 31, 2020.

	For the Years Ended December 31,
	2019	2020
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	3,276	8,222	1,260
Audit related fees(2)	1,044	587	90
Total	4,320	8,809	1,350
(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered for the audits of our annual consolidated financial statements.
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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2015, our board of directors approved a share repurchase program, which provided authorization to purchase up to US$30 million worth of our outstanding ADSs. Under this plan, in 2015, we purchased approximately 122,000 ADSs (equivalent to 1,220,000 of our ordinary shares) with a total consideration of approximately US$1.43 million. In 2016, we purchased approximately 114,153 ADSs (equivalent to 1,141,532 of our ordinary shares) with a total consideration of approximately US$17.24 million. In 2017, we purchased approximately 260,200 ADSs (equivalent to 2,602,000 of our ordinary shares) with a total consideration of approximately US$3.0 million. We did not repurchase any ADSs in 2020, being the period covered by this annual report.

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

The Company announced the resignation of Friedman LLP and the appointment of MaloneBailey, LLP in a press release, dated September 28, 2020, which included the above statements. On the same date, the Company filed the press release as Exhibit 99.1 to a Current Report on Form 6-K. We provided a copy of the above statements to Friedman LLP and requested that Friedman LLP furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. The copy of the letter from Friedman LLP addressed to the SEC, dated September 28, 2020, was filed as Exhibit 16.1 to the Current Report on Form 6-K, and is incorporated by reference into this annual report.

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

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.EXHIBITS

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

2.1

Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

2.2

Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

2.3

Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

2.4*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1

Registrant’s 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.2

Form of Employment Agreement with the Registrant’s executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.3

Form of Indemnification Agreement with the Registrant’s directors and executive officers, (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.4

English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and E-Sun Network as of June 1, 2011 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.5

English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Guangtiandi Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.6

English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.7

English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Wang Ying as of June 1, 2011 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.8

English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.9

English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Guangtiandi Technology and Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.10

English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Youlanguang Technology as of June 1, 2011 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.11

English translation of Service Agreement with Jiangxi Sports Lottery Administration Center, dated January 1, 2011 (incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.12

English translation of Exclusive Business Cooperation Agreement entered into by E-Sun Sky Computer and E-Sun Sky Network (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.13

Supplementary Agreement entered into by and among E-Sun Sky Computer, Wang Ying, Guangtiandi Technology and certain other parties thereto as of November 20, 2012 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.14

Confirmation Letter executed by Yuan Liangdong as of May 2, 2013 (incorporated by reference to Exhibit 10.43 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.15

English translation of Financial Support Agreement entered into by and among the Registrant, E-Sun Sky Computer (Shenzhen) Co., Ltd and Wang Ying as of December 28, 2013 (incorporated by reference to Exhibit 4.40 to our Annual Report on Form 20-F filed with the SEC on April 27, 2015)

4.16

English translation of Financial Support Agreement entered into by and among the Registrant, E-Sun Sky Computer (Shenzhen) Co., Ltd and Yuan Liangdong as of December 28, 2013 (incorporated by reference to Exhibit 4.41 to our Annual Report on Form 20-F filed with the SEC on April 27, 2015)

4.17

English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among the Registrant, Wang Ying and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.50 to our Annual Report on Form 20-F filed with the SEC on April 27, 2015

4.18

English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among the Registrant, Yuan Liangdong and E-Sun Sky Computer (Shenzhen) Co., Ltd as of December 28, 2013 (incorporated by reference to Exhibit 4.51 to our Annual Report on Form 20-F filed with the SEC on April 27, 2015)

4.19

English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.63 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.20

English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.64 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.21

English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yu Bo and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.65 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.22

English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.66 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.23

English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on November 18, 2015 (incorporated by reference to Exhibit 4.67 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.24

English translation of Financial Support Agreement entered into by and among the Registrant, E-Sun Sky Computer, Yu Bo and Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.68 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.25

English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Yu Bo, Yin Zhiwei and Youlanguang Technology on November 18, 2015 (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.26

English translation of Irrevocable Power of Attorney executed by Yu Bo on November 18, 2015 (incorporated by reference to Exhibit 4.70 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.27

English translation of Irrevocable Power of Attorney executed by Yin Zhiwei on November 18, 2015 (incorporated by reference to Exhibit 4.71 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.28

English translation of Exclusive Business Cooperation Agreement entered into by and between E-Sun Sky Computer and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.72 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.29

English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.73 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.30

English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.74 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.31

English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.75 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.32

English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer, Zhang Jing and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.76 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.33

English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer on December 20, 2015 (incorporated by reference to Exhibit 4.77 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.34

English translation of Financial Support Agreement entered into by and among the Registrant, E-Sun Sky Computer, Zhang Han and Zhang Jing on December 22, 2015 (incorporated by reference to Exhibit 4.78 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.35

English translation of Shareholder’s Voting Power Assignment Agreement entered into by and among E-Sun Sky Computer, Zhang Jing, Zhang Han and Tongfu Technology on December 20, 2015 (incorporated by reference to Exhibit 4.79 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.36

English translation of Irrevocable Power of Attorney executed by Zhang Han on December 20, 2015 (incorporated by reference to Exhibit 4.80 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.37

English translation of Irrevocable Power of Attorney executed by Zhang Jing on December 20, 2015 (incorporated by reference to Exhibit 4.81 to our Annual Report on Form 20-F filed with the SEC on April 28, 2016)

4.38

English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Shenzhen E-Sun Network Co., Ltd. and Zhang Han on July 3, 2017 (incorporated by reference to Exhibit 4.99 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.39

English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Shenzhen E-Sun Network Co., Ltd. and Yu Bo on July 3, 2017 (incorporated by reference to Exhibit 4.98 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.40

English translation of Undertaking Letter executed by Pan Zhengming as a legal representative of 500wan HK Limited on July 3, 2017 (incorporated by reference to Exhibit 4.83 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.41

English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer (Shenzhen) Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.100 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.42

English translation of Exclusive Call Option Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.87 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.43

English translation of Shareholders’ Voting Rights Proxy Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.88 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.44

English translation of Equity Pledge Agreement entered into by and among Qfun Information Technology (Shenzhen) Co., Ltd., Zhang Jiahui, Cao Yu, Zhu Nianyang and Shenzhen Guangtiandi Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.89 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.45

English translation of Entrusted Management Agreement entered into by and between Qfun Information Technology (Shenzhen) Co., Ltd. and Shenzhen Qfun Internet Technology Co., Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.90 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.46

English translation of Undertaking Letter from Qufan Internet Technology (HK Limited) regarding the grant of consent or instructions to Qufan Information Technology (SZ) Co., Ltd. with respect to the exercise of rights in accordance with the instructions of QUFAN Internet Technology INC. on January 10, 2017 (incorporated by reference to Exhibit 4.91 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.47

English translation of confirmation letter executed by Qufan Internet Technology (SZ) Co, Ltd. on January 10, 2017 (incorporated by reference to Exhibit 4.92 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.48

Share Purchase Agreement entered into by and among the Registrant and certain selling shareholders on May 26, 2017 regarding The Multi Group Ltd. (incorporated by reference to Exhibit 4.93 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.49

Shareholder’s Agreement entered into by and between the Registrant and Helmet Limited on May 26, 2017 regarding The Multi Group Ltd. (incorporated by reference to Exhibit 4.94 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.50

Sale and Purchase Agreement entered into by and between the Registrant and Melco LottVentures Holdings Limited on June 6, 2017 regarding MelcoLot Limited (incorporated by reference to Exhibit 4.95 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.51

English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.96 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.52

English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.97 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.53

English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.98 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.54

English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Shenzhen E-Sun Network Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.99 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.55

English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer (Shenzhen) Co., Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.100 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.56

English translation of Financial Support Agreement by and among the Registrant, E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Zhang Han on July 3, 2017 (incorporated by reference to Exhibit 4.101 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.57

English translation of Shareholder’s Voting Power Assignment Agreement by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo, Zhang Han and Shenzhen E-Sun Network Co, Ltd. on July 3, 2017 (incorporated by reference to Exhibit 4.102 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.58	English translation of Power of Attorney executed by Yu Bo on July 3, 2017 (incorporated by reference to Exhibit 4.103 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)
4.59	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen Youlanguang Technology Co., Ltd. on January 10, 2018
4.60	English translation of Equity Interest Pledge Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Shenzhen Youlanguang Technology Co., Ltd. on January 10, 2018
4.61	English translation of Undertaking Letter executed by Pan Zhengming as a legal representative of 500wan HK Limited on January 10, 2018
4.62	English translation of Confirmation Letter executed by Yu Bo as a legal representative of E-Sun Sky Computer (Shenzhen) Co., Ltd. on January 10, 2018
4.63	English translation of Financial Support Agreement by and among the Registrant, E-Sun Sky Computer (Shenzhen) Co., Ltd., Zhang Han and Yu Bo on January 10, 2018
4.64	English translation of Shareholder’s Voting Power Assignment Agreement by and among the Registrant, Zhang Han, Yu Bo and E-Sun Sky Computer (Shenzhen) Co., Ltd. on January 10, 2018
4.65	English translation of Exclusive Option Agreement entered into by and among E-Sun Sky Computer (Shenzhen) Co., Ltd., Yu Bo and Shenzhen Youlanguang Science and Technology Co., Ltd. on January 10, 2018
4.66	English translation of Power of Attorney executed by Yu Bo on January 10, 2018
4.67	English translation of Power of Attorney executed by Zhang Han on January 10, 2018
4.68*	Share Purchase Agreement, dated December 21, 2020, by and among the Registrant and Good Luck Information Technology Co., Limited
4.69*	Registrant’s 2021 Share Incentive Plan
8.1*	List of Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of MaloneBailey, LLP
15.2*	Opinion of Grandall Law Firm

15.3*	Opinion of JunZeJun Law Offices
15.4*	Opinion of JunZeJun Law Offices
16.1

Letter dated September 28, 2020 of Friedman LLP, as required by Item 16F of Form 20-F (incorporated by reference to Exhibit 16.1 to our Current Report on Form 6-K filed with the SEC on September 28, 2020)

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

BIT MINING LIMITED

	By:	/s/ Xianfeng Yang
Name: Xianfeng Yang
Title:Chief Executive Officer

Date: April 14, 2021

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

BIT MINING LIMITED (formerly, 500.COM LIMITED)

December 31, 2018, 2019 and 2020

BIT MINING LIMITED (formerly, 500.COM LIMITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of BIT Mining Limited (formerly, 500.com Limited)

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of BIT Mining Limited (formerly, 500.com Limited) and its subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

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

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company’s auditor since 2020.
Houston, Texas
April 14, 2021

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of	As of	As of
		December	December	December
	Notes	31,2019	31,2020	31,2020
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		361,220	308,676	47,307
Restricted cash		4,576	3,829	587
Time deposits		23,849	—	—
Amounts due from a related party	16	10,401	368	56
Prepayments and other receivables, net	7	30,280	22,980	3,522
Total current assets		430,326	335,853	51,472

Non-current assets:
Property and equipment, net	8	64,112	19,779	3,031
Intangible assets, net	9	4,505	2,398	368
Deposits		5,388	1,480	227
Long-term investments	6	152,954	99,972	15,321
Right-of-use assets	10	36,607	9,327	1,429
Other non-current assets		1,887	1,664	255
Total non-current assets		265,453	134,620	20,631

TOTAL ASSETS		695,779	470,473	72,103

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable (including accrued payroll and welfare payable of the consolidated VIEs without recourse to BIT Mining Limited of RMB4,830 and RMB12,288 (US$1,883) as of December 31, 2019 and 2020, respectively)		6,879	13,401	2,054
Operating lease liabilities – current (including operating lease liabilities – current of the consolidated VIEs without recourse to BIT Mining Limited of RMB13,698 and RMB3,710 (US$569) as of December 31, 2019 and 2020, respectively)	10	16,672	3,710	569
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to BIT Mining Limited of RMB36,087 and RMB36,870 (US$5,651) as of December 31, 2019 and 2020, respectively)	11	51,398	55,960	8,577
Income tax payable (including income tax payable of the consolidated VIEs without recourse to BIT Mining Limited of RMB1,525 and nil as of December 31, 2019 and 2020, respectively)		2,213	549	84
Total current liabilities		77,162	73,620	11,284

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of	As of	As of
		December	December	December
	Notes	31,2019	31,2020	31,2020
		RMB	RMB	US$

Non-current liabilities:
Long-term payables (including long-term payables of the consolidated VIEs without recourse to BIT Mining Limited of RMB2,965 and RMB526 (US$81) as of December 31, 2019 and 2020, respectively)		2,965	526	81
Operating lease liabilities - non-current (including operating lease liabilities - non-current of the consolidated VIEs without recourse to BIT Mining Limited of RMB31,675 and RMB5,807 (US$890) as of December 31, 2019 and 2020, respectively)	10	31,675	5,807	890
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to BIT Mining Limited of nil and nil as of December 31, 2019 and 2020, respectively)	13	59	—	—
Total non-current liabilities		34,699	6,333	971

TOTAL LIABILITIES		111,861	79,953	12,255

Commitments and contingencies	17

Redeemable non-controlling interest	5	14,849	—	—

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31,2019 and 2020; 420,001,792 and 430,127,692 shares issued and outstanding as of December 31, 2019 and 2020, respectively	19	145	151	22
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2019 and 2020; 10,000,099 and 99 shares issued and outstanding as of December 31, 2019 and 2020, respectively	19	6	—	—
Additional paid-in capital	19	2,547,293	2,602,883	398,909
Treasury shares		(143,780)	(143,780)	(22,035)
Accumulated other comprehensive income		141,484	128,441	19,684
Accumulated deficit and statutory reserve	12	(1,960,692)	(2,183,918)	(334,700)
Total BIT Mining Limited shareholders’ equity		584,456	403,777	61,880
Non-controlling interest		(15,387)	(13,257)	(2,032)
Total shareholders' equity		569,069	390,520	59,848

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY		695,779	470,473	72,103

The accompanying notes are an integral part of the consolidated financial statements

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$

Net Revenues		126,089	39,688	21,815	3,343
Operating costs and expenses:
Cost of services		(80,017)	(59,410)	(16,774)	(2,571)
Sales and marketing		(92,465)	(42,445)	(16,748)	(2,567)
General and administrative		(251,384)	(223,758)	(152,541)	(23,378)
Service development		(61,909)	(48,614)	(30,201)	(4,629)
Total operating expenses		(485,775)	(374,227)	(216,264)	(33,145)
Other operating income		12,638	6,788	5,518	846
Government grant		7,620	3,504	891	137
Other operating expenses		(5,060)	(6,995)	(2,752)	(422)
Impairment of intangible assets		—	(181,845)	—	—
Impairment of goodwill		—	(129,752)	—	—
Operating loss from continuing operations		(344,488)	(642,839)	(190,792)	(29,241)
Other (expenses)/income, net		(43)	455	748	115
Interest income		15,308	13,448	9,093	1,394
Loss from equity method investments	6	(15,025)	(10,639)	(10,798)	(1,655)
Impairment of long-term investments	6	(149,896)	(22,353)	(33,001)	(5,058)
Gain from disposal of subsidiaries		2,805	—	—	—
Loss before income taxes from continuing operations		(491,339)	(661,928)	(224,750)	(34,445)
Income taxes benefits	13	19,602	7,642	3,654	560
Net loss from continuing operations		(471,737)	(654,286)	(221,096)	(33,885)
Income from discontinued operations, net of income taxes	4	2,183	—	—	—
Gain on disposal of discontinued operations, net of income taxes	4	10,160	—	—	—
Net income from discontinued operations, net of income taxes		12,343	—	—	—
Net loss		(459,394)	(654,286)	(221,096)	(33,885)
Net (loss) income from continuing operations attributable to non-controlling interest and redeemable non-controlling interest		(8,820)	(3,018)	2,130	326
Net income from discontinued operations attributable to non-controlling interest		1,099	—	—	—
Less: Net (loss) income attributable to the non-controlling interest		(4,486)	(3,018)	2,130	326
Less: Net loss attributable to redeemable non-controlling interest		(3,235)	—	—	—
Net loss attributable to BIT Mining Limited		(451,673)	(651,268)	(223,226)	(34,211)
Other comprehensive income (loss):
Share of other comprehensive loss of an equity method investee		—	(3,986)	(1,218)	(187)
Foreign currency translation gain (loss)		23,023	6,408	(11,825)	(1,812)
Other comprehensive income (loss), net of tax		23,023	2,422	(13,043)	(1,999)
Comprehensive loss		(436,371)	(651,864)	(234,139)	(35,884)
Less: Comprehensive (loss) income attributable to redeemable non-controlling interest and non-controlling interest		(6,383)	(4,344)	2,130	326
Comprehensive loss attributable to BIT Mining Limited		(429,988)	(647,520)	(236,269)	(36,210)

Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:	18
Net loss from continuing operations		(1.13)	(1.52)	(0.52)	(0.08)
Net income from discontinued operations		0.03	—	—	—
Net loss		(1.10)	(1.52)	(0.52)	(0.08)
Losses per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)-Basic and Diluted	18
Net loss from continuing operations		(11.28)	(15.20)	(5.19)	(0.80)
Net income from discontinued operations		0.27	—	—	—
Net loss		(11.01)	(15.20)	(5.19)	(0.80)
Weighted average number of Class A and Class B ordinary shares outstanding:	18
Basic		418,911,292	428,586,305	430,011,263	430,011,263
Diluted		418,911,292	428,586,305	430,011,263	430,011,263

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Cash flow from operating activities
Net loss	(459,394)	(654,286)	(221,096)	(33,885)
Adjustments to reconcile net loss to net cash used in operating activities:
Write off of remaining ROU asset and lease liability pursuant to a lease termination	—	—	(11,740)	(1,799)
Amortization of right-of-use assets	—	17,668	7,224	1,107
Depreciation of property and equipment	31,069	32,017	43,582	6,679
Amortization of intangible assets	32,910	29,369	2,202	337
Deferred tax benefit	(6)	(7,642)	(3,658)	(561)
Share-based compensation	108,628	79,275	55,424	8,494
Losses on disposal of property and equipment	—	—	1,450	222
Impairment of intangible assets	—	181,845	—	—
Impairment of goodwill	—	129,752	—	—
Impairment of long-term investments	149,896	22,353	33,001	5,058
Provision for bad debt	—	20,253	510	78
Loss from equity method investments	15,025	10,639	10,798	1,655
Gain on disposal of subsidiaries	(12,965)	—	—	—
Changes in operating assets and liabilities:
Prepayments and other receivables	18,207	15,722	5,680	870
Deposits	612	(236)	3,909	599
Other non-current assets	—	1,676	222	34
Operating lease liabilities	—	(13,289)	(14,395)	(2,206)
Accrued expenses and other current liabilities	(1,395)	(21,429)	12,827	1,966
Accrued payroll and welfare payable	(1,800)	(2,900)	6,522	1,000
Long-term payables	(24,690)	(1,258)	(518)	(79)
Income tax payable	(224)	447	—	—
Net cash used in operating activities	(144,127)	(160,024)	(68,056)	(10,431)

Cash flows from investing activities
Acquisition of property and equipment	(35,623)	(3,757)	(1,470)	(225)
Acquisition of intangible assets	(1,053)	—	—	—
Disposal of subsidiaries and VIEs, net of cash disposed	23,683	—	—	—
Acquisition of redeemable noncontrolling interest	—	—	(13,835)	(2,120)
Acquisition of long-term investments	(11,059)	—	—	—
Cash paid for short-term investments	—	—	(80,000)	(12,261)
Cash paid for time deposits	—	(160,730)	—	—
Cash received from return of time deposits	—	137,264	22,319	3,421
Cash received from return of short-term investments	—	100,000	80,000	12,261
Cash received from return of long-term investments	7,593	6,488	—	—
Proceeds from disposal of property and equipment	—	155	155	24
Proceeds from disposal of long-term investments	5,843	—	2,419	371
Loans provided to a related party	—	(10,000)	—	—
Loans provided to third parties	(10,009)	(7,877)	—	—
Repayment of loans provided to a related party	—	—	10,000	1,533
Repayment of loans provided to third parties	5,021	5,274	2,126	326
Net cash (used in) provided by investing activities	(15,604)	66,817	21,714	3,330

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from the exercise of share-based awards	41,473	17,105	26	4
Withdrawal of prepayment for share repurchase	13,318	—	—	—
Net cash provided by financing activities	54,791	17,105	26	4
Effect of exchange rate changes on cash, cash equivalents and restricted cash	21,226	5,511	(6,975)	(1,065)
Net decrease in cash, cash equivalents and restricted cash	(83,714)	(70,591)	(53,291)	(8,162)
Cash, cash equivalents and restricted cash at beginning of the year	520,101	436,387	365,796	56,056
Cash, cash equivalents and restricted cash at end of the year	436,387	365,796	312,505	47,894

Supplemental disclosures of cash flow information:
Income tax paid	—	—	—	—
Interest received	16,000	12,733	9,882	1,514
Supplemental disclosures of non-cash investing and financing activities:
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	—	—	5,269	808

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	BIT Mining Limited shareholders
	Number of	Number of				Accumulated	Accumulated
	Class A	Class B		Additional		other	deficit and		Total
	ordinary	ordinary	Ordinary	paid-in	Treasury	comprehensive	statutory	Non-controlling	shareholders’
	shares	shares	shares	capital	shares	income	reserve	interests	equity

Balance as of December 31, 2017	333,787,552	74,400,299	143	2,295,111	(143,780)	116,051	(857,751)	99,536	1,509,310
Disposal of VIE	—	—	—	—	—	—	—	(107,419)	(107,419)
Adjustment to redemption value of redeemable non-controlling interest	—	—	—	(10,559)	—	—	—	—	(10,559)
Net loss for the year	—	—	—	—	—	—	(451,673)	(4,486)	(456,159)
Foreign currency translation gain	—	—	—	—	—	21,685	—	1,326	23,011
Issuance of ordinary shares from exercise of share-based awards	17,016,980	—	6	38,744	—	—	—	—	38,750
Share-based compensation	—	—	—	108,628	—	—	—	—	108,628

Balance as of December 31, 2018	350,804,532	74,400,299	149	2,431,924	(143,780)	137,736	(1,309,424)	(11,043)	1,105,562

Net loss for the year	—	—	—	—	—	—	(651,268)	(3,018)	(654,286)
Adjustment to redemption value of redeemable non-controlling interest	—	—	—	14,539	—	—	—	—	14,539
Foreign currency translation gain (loss)	—	—	—	—	—	7,734	—	(1,326)	6,408
Share of other comprehensive loss of an equity method investee	—	—	—	—	—	(3,986)	—	—	(3,986)
Conversion of Class B to Class A ordinary shares	64,400,200	(64,400,200)	—	—	—	—	—	—	—
Issuance of ordinary shares from exercise of share-based awards	4,797,060	—	2	21,555	—	—	—	—	21,557
Share-based compensation	—	—	—	79,275	—	—	—	—	79,275

Balance as of December 31, 2019	420,001,792	10,000,099	151	2,547,293	(143,780)	141,484	(1,960,692)	(15,387)	569,069

The accompanying notes are an integral part of the consolidated financial satements.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”) except for number of shares)

	BIT Mining Limited shareholders
	Number of	Number of				Accumulated	Accumulated
	Class A	Class B		Additional		other	deficit and		Total
	ordinary	ordinary	Ordinary	paid-in	Treasury	comprehensive	statutory	Non-controlling	shareholders'
	shares	shares	shares	capital	shares	income	reserve	interests	equity
Net (loss) income for the year	—	—	—	—	—	—	(223,226)	2,130	(221,096)
Foreign currency translation loss	—	—	—	—	—	(11,825)	—	—	(11,825)
Share of other comprehensive loss of an equity method investee	—	—	—	—	—	(1,218)	—	—	(1,218)
Conversion of Class B to Class A ordinary shares	10,000,000	(10,000,000)	—	—	—	—	—	—	—
Issuance of ordinary shares from exercise of share-based awards	125,900	—	—	166	—	—	—	—	166
Share-based compensation	—	—	—	55,424	—	—	—	—	55,424
Balance as of December 31, 2020	430,127,692	99	151	2,602,883	(143,780)	128,441	(2,183,918)	(13,257)	390,520
Balance as of December 31, 2020, in US$	—	—	22	398,909	(22,035)	19,684	(334,700)	(2,032)	59,848

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION

BIT Mining Limited (formerly, 500.com Limited, the “Company”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the original name of “Fine Success Limited”, which was changed to “500wan.com” on May 9, 2011, changed to “500.com Limited” on October 9, 2013.

On April 12, 2021, the Company announced that at an extraordinary general meeting held on April 8, 2021, the Company’s shareholders passed a special resolution to change the English name of the Company to “BIT Mining Limited” effective as of April 8, 2021. As of the date of this annual report, the Company’s ADSs, each representing the right to receive ten (10) Class A ordinary shares of the Company, are listed on the NYSE under the ticker symbol “WBAI.” The Company’s ADSs are expected to begin trading under the Company’s new English name “BIT Mining Limited,” and its new ticker symbol “BTCM,” effective at the opening of trading on Tuesday, April 20, 2021. This annual report is being prepared under the Company’s new English name “BIT Mining Limited”.

As of December 31, 2020, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), British Virgin Islands, Hong Kong, the United States of America (“USA”), Malta, Cyprus, Curacao and Japan and the Company also effectively controls a number of variable interest entities (“VIEs”), through the Primary Beneficiaries, as defined below. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION (continued)

The Company does not conduct any substantive operations on its own but instead conducts its business operations through its wholly-owned and majority-owned subsidiaries and their respective VIEs or VIEs’ subsidiaries. As of December 31, 2020, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are listed below:

			Percentage
			of
			ownership
	Date of	Place of	by the	Principal
Entity	establishment	establishment	Company	activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
500.com Nihon Co., Ltd. (“500.com JP”)	July 27, 2017	Japan	100%	Investment Holding
500.com USA Corporation (“500.com USA”)	July 21, 2014	USA	100%	Investment Holding
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	PRC	100%	Software Service
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	100%	Investment Holding
Multi Warehouse Ltd******	December 3, 2014	Malta	93%	Online Gaming
Multi Brand Gaming Ltd******	October 3, 2014	Malta	93%	Online Gaming
Multilotto UK Ltd******	September1, 2016	Malta	93%	Online Gaming
Lotto Warehouse Ltd******	September1, 2016	Malta	93%	Online Gaming
Wasp Media Ltd******	August 12, 2016	Malta	93%	Online Gaming
Round Spot Services Ltd******	May 6, 2015	Cyprus	93%	Online Gaming
Multi Pay N.V.******	August 25, 2011	Curacao	93%	Online Gaming
Oddson Europe Ltd******	January10, 2018	Malta	93%	Online Gaming

VIEs
Shenzhen E-Sun Network Co., Ltd. (“E-Sun Network”)	December 7, 1999	PRC	—	Online Lottery Service
Shenzhen Youlanguang Science and Technology Co., Ltd. (“Youlanguang Technology”)	December 16, 2008	PRC	—	Online Lottery Service
Shenzhen Guangtiandi Science and Technology Co., Ltd. (“Guangtiandi Technology”)	December 16, 2008	PRC	—	Online Lottery Service

Subsidiaries of the VIEs
Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky Network”) *	May 22, 2006	PRC	—	Online Lottery Service
Lhasa Yicai Network Technology Co., Ltd. (“Lhasa Yicai”) **	October 17, 2014	PRC	—	Online Lottery Service
Hainan Jingli Network Technology Co., Ltd. (“Hainan Jingli”) **	May 3, 2018	PRC	—	Software Service
Shenzhen Yicai Network Technology Co., Ltd. (“Shenzhen Yicai”) ***	July 21, 2015	PRC	—	Online Lottery Service
Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd. (“Shenzhen Kaisheng”) ****	June 24, 2016	PRC	—	Online Spot Commodity Trading Services

BIT MINING LIMITED (formerly, 500.COM LIMITED)

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

Most of the entities listed above are either holding companies or companies that have no operations. The entities that have substantive operations include the Multi Group and its subsidiaries and the VIEs or subsidiaries of E-Sun Sky Computer.

The Group provides sports information services and online spot commodity trading services in the PRC, and online gaming services in Europe. The Group’s principal geographic markets are in the PRC and northern Europe.

Since announcing the entry into the cryptocurrency industry in December 2020, the Company have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, and (iv) to acquire a 7-nanometer Mining Machine Manufacturer, which unfurl a comprehensive approach to cryptocurrency mining. As of February 26, 2021, the Company officially began generating revenue from cryptocurrency mining operations.

As of the date of this report, the Company has completed a transformation of its business to become a cryptocurrency mining enterprise.

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.ORGANIZATION (continued)

Information on Variable Interest Entities (“VIEs”) (continued)

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.     ORGANIZATION (continued)

Information on Variable Interest Entities (“VIEs”) (continued)

The carrying amounts of the assets, liabilities, the results of operations and cash flows of all of these VIEs included in the Group’s consolidated balance sheets, statements of comprehensive loss and statements of cash flows are as follows:

	As of	As of	As of
	December	December	December
	31, 2019	31, 2020	31, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	194,914	194,510	29,810
Restricted cash	1,539	1,242	190
Time Deposit	100	—	—
Amounts due from intergroup companies	992	936	143
Amounts due from a related party	10,401	368	56
Prepayments and other current assets, net	14,608	12,781	1,960

Total current assets	222,554	209,837	32,159

Non-current assets:
Property and equipment, net	44,354	15,181	2,327
Intangible assets, net	1,636	1,229	188
Deposits	5,117	424	65
Long-term investments	34,417	35,192	5,393
Right-of-use assets	33,633	9,327	1,429
Other non-current assets	1,887	1,665	255

Total non-current assets	121,044	63,018	9,657

TOTAL ASSETS	343,598	272,855	41,816

LIABILITIES
Current liabilities:
Amounts due to intergroup companies	367,368	374,379	57,376
Accrued payroll and welfare payable	4,830	12,288	1,883
Accrued expenses and other current liabilities	36,087	36,870	5,651
Operating lease liabilities - current	13,698	3,710	569
Income tax payable	1,525	—	—

Total current liabilities	423,508	427,247	65,479

Non-current liabilities:
Long-term payables	2,965	526	81
Operating lease liabilities - non-current	31,675	5,807	890
Total non-current liabilities	34,640	6,333	971

TOTAL LIABILITIES	458,148	433,580	66,450

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

1.ORGANIZATION (continued)

Information on Variable Interest Entities (“VIEs”) (continued)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Net revenues for continuing operations	20,578	4,093	6,886	1,055
Net revenues for discontinued operations	7,398	—	—	—
Net loss for continuing operations	(103,383)	(135,816)	(60,464)	(9,267)
Net income for discontinued operations	2,183	—	—	—

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	(93,142)	(80,729)	(38,888)	(5,960)
Net cash provided by (used in) investing activities	11,164	(254)	18,440	2,826
Net cash provided by financing activities	104,453	152,701	19,747	3,026

There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, which is the primary beneficiary of the VIEs. In addition, the Company has provided a loan of US$26,987 in financial support to its VIEs, E-Sun Sky Network, as of December 31, 2020.

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, impairment of long-lived assets, long-term investments and goodwill, realization of deferred tax assets, uncertain income tax positions and share-based compensation. Actual results could materially differ from those estimates.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

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

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020 in the city of New York for wire transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of comprehensive loss.

Business combinations and non-controlling interests

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and noncontrolling interests (continued)

For the Company's majority-owned subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net loss” on the consolidated statements of comprehensive loss include the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company's consolidated balance sheets.

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

Allowance for doubtful accounts

Receivables are carried at original invoiced amount less an allowance for doubtful accounts when collection of the amount is no longer probable. Prior to January 1, 2020, in evaluating the collectability of receivable balances, the Group considers factors such as customer circumstances or age of the receivable. Receivables are written off after all collection efforts have ceased. Collateral is not typically required, nor is interest charged on receivables.

Starting from January 1, 2020, the Group adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach and the adoption does not have an impact on the Group’s consolidated financial statements. The Group’s other receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of other receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the Group’s specific facts and circumstances. There have been no significant changes in the assumptions since adoption.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

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

Intangible assets

Intangible assets represent computer software, internet domain name, licensing agreement, and intangible assets arising from business combination. Computer software, internet domain name and licensing agreement purchased from third parties are initially recorded at cost and amortized on a straight-line basis over their estimated useful lives of the respective assets. The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated useful life of the assets. Estimated useful lives of the respective assets are set out as follows:

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

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

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The Group early adopted the ASU 2017-04 on January 1,2019.

As triggered by TMG’s temporary suspension of its operations in Sweden since January 2020, the Group performed qualitative and quantitative assessment in accordance with ASU 2017-04 and recognized a full impairment loss of RMB129,752 for goodwill arising from acquisition of TMG during the year ended December 31, 2019.

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

The Group provided an impairment loss of nil,  RMB181,845 and nil for intangible assets arising from acquisition of the Multi Group for the years ended December 31, 2018, 2019 and 2020, respectively.

Long-term investments

The Group’s longterm investments consist of equity investments without readily determinable fair value and equity method investments.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term investments (continued)

For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC Topic 321 (“ASC 321”), “Investments Equity Securities” which was adopted on January 1, 2018. The adoption did not have a significant impact on the Group’s consolidated financial statements. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management regularly evaluates the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323 (“ASC 323”), “Investments-Equity Method and Joint Ventures”. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Group when determining whether an investment has been otherthantemporarilyimpaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and nearterm prospect of the investee, and the Group's intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

According to the above testing, impairment losses of RMB149,896, RMB22,353 and RMB33,001 (US$5,058) for the long-term investments were recognized during the years of 2018, 2019 and 2020, respectively.

Investments in limited partnerships greater than 5% are considered more than minor and accounted for using the equity method, unless it is readily apparent that the Group has virtually no influence over the partnership’s financial and operating policies.

Fair value measurements

Financial instruments primarily include cash and cash equivalents, restricted cash, time deposits, prepayments and other receivables, equity security without readily determinable fair values, equity method investments, and accrued expense and other current liabilities. The Group carries the investment under the measurement alternative method and equity method on other-than-temporary basis. The carrying values of other financial instruments, approximate their fair values due to their short-term maturities.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurements (continued)

The Group's non-financial assets, including intangible assets, goodwill and property and equipment are measured at fair value when an impairment charge is recognized.

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

Revenue recognition

The Group’s revenues were derived principally from online gaming services, sports information services, and online spot commodity trading services. The Group adopted ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”), from January 1, 2018, using the modified retrospective method.

Revenue is recognized when control of promised goods or services is transferred to the Group's customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

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

Sports information services

The Group offers a comprehensive sports information portal via a designated mobile application, which covers (i) real time soccer match information; and (ii) data-driven soccer match predictions generated by proprietary analysis engine. Users can also post free or pay-per-view contents such as proprietary observations and analyses on the sports information portal. The users pay for each information and data subscription at a fixed price, and the Group pays the original information providers a fixed percentage of total purchase amount if the information is produced by third parties. Revenue is recognized when users have access to the pay-per-view contents or on an average amortization basis according to subscription terms. The Group records the revenue on a net basis for information provided by third parties, because the Group is not the primary obligor to provide the information, but acts as an agent in providing such purchase services. For information provided by the Group itself, the Group records the revenue on a gross basis.

The Group provides sports information service through the Group’s service offering named “Cai Xun Hao,” which was ceased in March 2019, and "Smart Big Data", which was started in June 2020.

Online spot commodity trading services

The Group provides online spot commodity trading services through the designated website and mobile application in Shenzhen Kaisheng. The Group provides customers with reliable online spot commodity trading for gold trade and delay products across PC and mobile devices. The Group processes customer orders through a commercial bank, and later formed a joint venture with Shenzhen Gold Exchange on May 11, 2018 to provide online spot commodity trading services. Trading commissions are received from the commercial bank based on the pre-determined commission fee rate and the total amount of the processed orders. The Group recognizes revenue at a point in time when an order has been successfully processed and began to generate an immaterial amount of revenue each year from trading commissions on the online spot commodity trading services since 2017.

Online gaming services

The Group also provides online lottery betting and online casino platforms through the Group’s designated website after the acquisition of TMG in July 2017. The Group earns difference between betting and winning for online lottery betting services and online casino platforms as revenues that are generated from the registered users. The registered users enter into certain terms and conditions when they first open their accounts with the Group. Lottery and Casino purchase orders are placed by users through the Group’s online platforms view website. Then the Group processes these orders. Prior to processing orders, users prepay all purchase amounts. The Group pays users prizes when there are any winnings attributable to users. The Group records revenues on a net basis by deducting the winning amounts from betting amounts. Revenue comprises the fair value of the consideration received for the provision of internet gaming in the ordinary course of the Group’s activities, which is recognized when the outcome of an event is known.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract balances

The Group does not have any contract assets. The Group's contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2019 and 2020, the Group recorded advance from customers balance of RMB5,012 and RMB4,734 (US$726) respectively, which was included in “Accrued expenses and other current liabilities” on the accompanying consolidated balance sheets. RMB4,477, RMB8,283 and RMB5,012 (US$768) of deferred revenue included in the opening balances of advance from customers was recognized during the years ended December 31, 2018, 2019 and 2020, respectively. The amounts were included in net revenues on the accompanying consolidated statements of comprehensive loss.

Refer to Note 21 regarding the discussion of the Group's disaggregate revenue data.

Cost of services

Account handling expenses

Account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between the users’ accounts on the online platforms including websites and mobile applications and their accounts with banks or third-party payment processors, were RMB6.8 million, RMB2.9 million and RMB0.7 million  (US$0.1 million) in 2018, 2019 and 2020, respectively. These costs are expensed as incurred.

Server leasing and maintenance expenses

Server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services, were RMB6.1 million, RMB4.2 million and RMB3.2 million (US$0.5 million) in 2018, 2019 and 2020, respectively. These costs are expensed as incurred.

Lottery insurance expenses

Lottery insurance expenses, which consist of insurance premiums payable to insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries after the acquisition of TMG in July 2017, were RMB20.4 million, RMB9.9 million and RMB5.1 million (US$0.8 million) in 2018, 2019 and 2020, respectively. These costs are expensed as incurred.

Platform fee

Platform fees, which consist of fees payable to online gaming software suppliers for providing various online casino games on TMG’s websites after the acquisition of TMG in July 2017, were RMB12.1 million, RMB6.6 million and RMB0.3 million (US$0.05 million) in 2018, 2019 and 2020, respectively. These costs are expensed as incurred.

Regulatory and compliance fees

Regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue & Customs, Malta Gaming Authority and Certria EOOD after the acquisition of TMG in July 2017, were RMB2.0 million, RMB1.6 million and RMB1.8 million (US$0.3 million) in 2018, 2019 and 2020, respectively. These costs are expensed as incurred.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combinations, were RMB31.5 million, RMB28.4 million and RMB1.6 million (US$0.2 million) in 2018, 2019 and 2020, respectively. These costs are recorded in consolidated statements of comprehensive loss on a straight-line basis over the useful life of the intangible assets.

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

Advertising expenditure

Advertising costs which consist primarily of expenses associated with advertisements the Group placed on TV channels and other media, are expensed as incurred and are included in “sales and marketing expenses” in the consolidated statements of comprehensive loss. Advertising expenses for the years ended December 31, 2018, 2019 and 2020 were approximately RMB2.4 million, RMB0.5 million and nil, respectively.

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Prior to 2019, the Group accounted for leases under ASC 840, Leases. Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (together with all amendments subsequently issued thereto, “ASC Topic 842”), using the modified retrospective method. The Group elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Group elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among others, allows the Group to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Group elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Group recognizes lease expenses for such leases on a straight-line basis over the lease term.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Group’s incremental borrowing rate, on a secured basis. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives. When a lease is terminated, the right-of-use asset and operating lease liability associated with the lease are derecognized and any difference between the carrying amounts of the right-of-use asset and the lease liability is recognized in the consolidated statements of comprehensive loss as a gain or loss.

The primary impact of applying ASC Topic 842 is the initial recognition of approximately RMB 61,636 of operating lease liabilities, and approximately RMB 54,275 of corresponding right-of-use assets, on the Group’s consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC Topic 840. There is no cumulative effect to retained earnings or other components of equity recognized as of January 1, 2019. The Group does not have finance lease arrangements as of December 31, 2020. All right-of-use assets are reviewed for impairment. The Group did not record any impairment on the right-of-use lease assets during the years ended December 31, 2019 and 2020.

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

Interest and penalties arising from underpayment of income taxes are computed in accordance with the applicable tax law and is classified in the consolidated statements of comprehensive loss as income tax expense. The amount of interest expense is computed by applying the applicable statutory rate of interest to difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

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

Share-based compensation

Share options and restricted shares granted to employees and directors

Share options and restricted shares granted to employees and directors are accounted for under ASC 718 (“ASC 718”), “Compensation - Stock compensation”. In accordance with ASC 718, the Group determines whether a share option or restricted shares should be classified and accounted for as an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Group recognizes compensation expense using the accelerated method for share options and restricted shares granted with graded vesting based on service conditions, provided that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the share options and restricted shares that are vested at that date.

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Share options granted to non-employees

Prior to January 1, 2019, the Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC 505-50, “Equity-based payment to non-employees”. As the share options granted to non-employees were fully vested on the grant date, the related compensation expense was fully recognized in the consolidated statement of comprehensive loss on the grant date.

Starting January 1, 2019, the Group adopted ASU 2018-07 which aligns accounting for share-based payments issued to nonemployees to that of employees under the existing guidance of Topic 718. The adoption did not pose any impact to the Group's retained earnings as all options granted to non-employees were fully vested prior to the adoption.

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share (continued)

For the purposes of calculating the Company’s basic and diluted earnings (loss) per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

The Company treated the excess amount of redemption price of the redeemable non-controlling interest over its fair value as being akin to a dividend, which indirectly affected in the calculation of loss available to ordinary shareholders of the Company used in the loss per share calculation.

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

Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied either retrospectively or prospectively based upon the applicable amendments. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

3.    CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, and time deposits. As of December 31, 2020, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC, Hong Kong and Malta, which management believes are of high credit quality.

Certain risks and uncertainties

The Group acquired the Multi Group in July 2017, the operations of which are dependent on its continued licensing by the Nordic countries gaming regulatory bodies such as the Curacao e-Gaming license, the remote gambling licenses from Malta, the remote operating licenses from the UK, the remote bookmaker’s license from Ireland and the license from Sweden. The Multi Group ceased its operations in Ireland and the United Kingdom on July 1, 2019 and September 30, 2019, respectively, and temporarily suspended its operations in Sweden since January 2020 as TMG did not complete the renewal of its Swedish online gambling license before it expired at the end of 2019. After submitting all the application materials and maintaining close communication with Sweden's e-Gaming regulatory authority, TMG completed the renewal process and resumed its operations in Sweden in September 2020. The loss of a license could have a material adverse effect on future results of its operations. The Group is dependent on the PRC and European markets for a significant number of its patrons and revenues. If economic conditions in these areas deteriorate or additional gaming licenses are awarded to other competitors, the Group’s results of operations could be adversely affected.

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

Due to the uncertain regulations and policies regarding online sales of sports lottery products in PRC, the Group decided to voluntarily and temporarily suspend all of its lottery sales services on April 4, 2015. As of December 31, 2020, the online lottery sales business is still not resumed.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS

Disposition of Qufan

On February 9, 2018, the Company entered into a share disposal agreement with the founding shareholders of Qufan and disposed of its 51% equity interest in Qufan Internet Technology Inc., and Shenzhen Qufan Network Technology Co., Ltd, together with their subsidiaries (together “Qufan”) for a total consideration of US$19,431 (RMB121,964).

From February 9, 2018, the Company no longer retained any financial interest over Qufan and accordingly deconsolidated the Qufan’s financial statements from the Group’s consolidated financial statements. The disposal of Qufan represented a strategic shift and has a major effect on the Group’s result of operations. Accordingly, assets, liabilities, revenues, expenses and cash flows related to Qufan have been reclassified in the consolidated financial statements as discontinued operations for the year ended December 31,2018.

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

4.     DISCONTINUED OPERATIONS (continued)

Disposition of Qufan (continued)

The condensed cash flows of Qufan were as follows for the year ended December 31, 2018:

For the year ended December 31,
2018*
RMB
Net cash provided by operating activities	839
Effect of foreign exchange on cash	(998)

The operating results from discontinued operations included in the Group’s consolidated statements of comprehensive loss were as follows for the year ended December 31, 2018:

For the years ended December 31,
2018 *
RMB
Major classes of line items constituting pre-tax profit of discontinued operations

Net revenues	7,398
Cost of services	(1,885)
Sales and marketing	(1,938)
General and administrative	(443)
Service development expenses	(688)
Other income that are not major	77
Income from discontinued operations, before income tax	2,521
Income tax expense	(338)
Income from discontinued operations, net of income tax	2,183
Gain on deconsolidation of the subsidiary, net of income tax	10,160
Net income from discontinued operations, net of income tax	12,343

*   Included financial results of discontinued operations from January 1, 2018 to February 9, 2018.

5.    BUSINESS COMBINATION

Acquisition of The Multi Group

On July 17, 2017 (“the acquisition date”), the Company acquired 93.0% equity interest of the Multi Group (“TMG”) through BIT Mining Limited for a total consideration of approximately EUR49.8 million. The Multi Group engages in operating Multilotto.com (“Multilotto”) which is considered one of the top online lottery betting and online casino platforms in the Nordic countries where it holds substantial market share.

As of July 17, 2017, the Group settled payment of EUR49,754 cash consideration for the acquisition.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION (continued)

Acquisition of The Multi Group (continued)

In accordance with the acquisition agreement, the Group is obligated to purchase the remaining 7% equity interest of the Multi Group at the option of the non-controlling shareholder, which is outside the control of the Group (upon the occurrence of an event that is not solely within the control of the issuer). As such, the non-controlling interest relating to this portion of put options was presented as redeemable non-controlling interest in mezzanine equity and be initially measured at its fair value in accordance with ASC 480-10-S99-3A.

The fair value of redeemable non-controlling interest was initially recorded as the value assessed by the third-party appraiser on the acquisition day. As of the acquisition date, the fair value of the 7% non-controlling interest in the Multi Group is estimated to be EUR2,915. The fair value of the non-controlling interest was estimated using the Income Approach. As the Multi Group was a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (a) internal rate of return of 16%; (b) a long-term sustainable growth rate of 2%; (c)adjustment of risk premium of 3%; and (d) financial multiples of companies in the same industry as the Multi Group.

The redeemable non-controlling interest was subsequently adjusted by recording ASC 810-10 attribution based on the earnings or losses of the investment allocable to the non-controlling interest. On January 1, 2019, the Company received the repurchase notice from the non-controlling interest shareholder, which requested the Company to repurchase all of the 7% shares at a total amount of EUR3,745. As of December 31, 2018, it is determined that the non-controlling interest will probably become redeemable and the redemption amount will be higher than the carrying amount after ASC 810-10 attribution adjustment. The Company subsequently recognized the changes in the redemption value immediately and adjusted the carrying amount of the redeemable non-controlling interest to equal the redemption amount of EUR3,745 as of December 31, 2018. The excess amount of redemption amount in excess of fair value as of December 31, 2018 was treated as being akin to a dividend (in accordance with footnote 17 of ASC 480-10-S99-3A), which was recorded into Retained earnings (APIC in absence of Retained earnings). For the difference between fair value and the carrying amount after ASC 810-10 attribution adjustment, it is accounted for as equity transactions and classified this portion into APIC based on the guidance in ASC 480-10-S99-3A.

The fair value of redeemable non-controlling interest was assessed by the third-party appraiser on December 31, 2018. As of December 31, 2018, the fair value of the 7% non-controlling interest in the Multi Group is estimated to be EUR2,504. The fair value of the non-controlling interest was estimated using the Income Approach. As the Multi Group was a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (a) internal rate of return of 17.5%; (b) a long-term sustainable growth rate of 2%; (c)adjustment of risk premium of 5.5%; and (d) financial multiples of companies in the same industry as the Multi Group.

On April 10, 2020, the Company reached a settlement agreement to purchase the 7% equity interest in TMG held by Helmet at a final redemption price of EUR1,900 and the final redemption price was fully paid on April 20, 2020. The Group adjusted the carrying amount of the 7% redeemable non-controlling interest to the final redemption amount of EUR1,900 as of December 31, 2019.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION (continued)

Acquisition of The Multi Group (continued)

Accordingly, the carrying value of the non-controlling interest as of 2018, 2019 and 2020 is stated as follows:

	EUR	RMB	US$

Redeemable noncontrolling interest as of December 31, 2017	2,845	22,052

Total comprehensive loss attributable to non-controlling interest in 2018	(413)	(3,223)

Adjustment to redemption value in 2018*	1,313	10,559
Redeemable non-controlling interest as of December 31, 2018	3,745	29,388

Adjustment to redemption value in 2019**	(1,845)	(14,539)	—
Redeemable non-controlling interest as of December 31, 2019	1,900	14,849
Purchase of 7% redeemable non-controlling interest in 2020	(1,900)	(14,849)	(2,276)
Redeemable non-controlling interest as of December 31, 2020	—	—	—

*     Adjustment to redemption value in 2018 including two portions: 1) the excess amount of redemption amount in excess of fair value as of December 31, 2018, 2) the difference between fair value and the carrying amount after ASC 810-10 attribution adjustment. The fair value as of December 31, 2018 was evaluated by third party appraiser on December 31, 2018. The calculation of RMB amount was based on the exchange rate of 1.00 EUR to 7.8473 RMB on December 31, 2018.

**   Adjustment to redemption value in 2019 was adjusted according to settlement agreement to purchase the 7% equity interest in TMG held by Helmet at a final redemption price of EUR1,900. The calculation of RMB amount was based on the exchange rate of 1.00 EUR to 7.8155 RMB on December 31, 2019.

Goodwill, which is not tax deductible, is primarily attributable to the excess of the consideration and fair value of non-controlling interest over the fair value of the net identifiable assets of the acquiree and is related to synergies expected to be achieved from the acquisition.

Acquired intangible assets have weighted average economic lives from the date of purchase as follows:

License	10.0	years
Brand name	10.0	years
Software	5.0	years

As of December 31, 2019, the fair value of the equity value including goodwill and the acquired intangible assets of the Multi Group that was assessed by the third-party appraiser are estimated to be nil. The fair value of the equity value including goodwill and the acquired intangible assets were estimated using the Income Approach. As the Multi Group was a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (a) internal rate of return of 17.5%; (b) a long-term sustainable growth rate of 2%; (c) adjustment of risk premium of 5.5%; and (d) financial multiples of companies in the same industry as the Multi Group. For the difference between fair value and the carrying amount, the Group recognized an impairment loss of RMB129,752 for goodwill and RMB181,845 for acquired intangible assets for the year ended December 31, 2019.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION (continued)

Acquisition of The Multi Group (continued)

Since the acquisition date, the Multi Group contributed revenues of RMB105,511 (EUR13,507), RMB35,596 (EUR 4,612) and RMB14,929 (EUR 1,888) to the Group for the year ended 2018, 2019 and 2020, respectively, and contributed net loss of RMB18,050 (EUR2,311), RMB23,185 (EUR3,004) and RMB8,590 (EUR1,086) to the Group for the years ended 2018, 2019 and 2020, respectively.

6.    INVESTMENTS

Long-term Investments

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
Carrying amount of equity investments without readily determinable fair value	47,129	44,044	6,750
Carrying amount of equity method investments	105,825	55,928	8,571
Carrying amount of long-term investments	152,954	99,972	15,321

Equity investments - without readily determinable fair value

Equity investments - without readily determinable fair value consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
Equity investments without readily determinable fair value
Private companies	50,603	48,810	7,480
Limited partnerships	22,479	20,342	3,118
Cost of equity investments without readily determinable fair value	73,082	69,152	10,598
Impairment on equity investments without readily determinable fair value	(25,953)	(25,108)	(3,848)
Carrying amount of Equity investments without readily determinable fair value	47,129	44,044	6,750

Private companies

In March 2015, the Group acquired 10% of the share capital of Hzone Holding Company, a non-listed company, for a cash consideration of US$2,000. In March 2016, the Group transferred 10% of the share capital of Hzone Holding Company, to its VIE Beijing Huizhong Wealth Investment Management Co., Ltd.

In August 2015, the Group acquired 1.29% of the share capital of Topgame Global Limited, a non-listed company, for a cash consideration of US$1,373. The Group also acquired 1.29% of the share capital of its VIEs, Caicaihudong (Beijing) Technology Co., Ltd. and Youwang Technology (Shanghai) Co., Ltd., for cash consideration of RMB13 and RMB477, respectively.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

6	INVESTMENTS (continued)

Private companies (continued)

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

Limited partnerships

In June 2014, the Group and Danhua Capital L.P (“Danhua”) entered into a subscription agreement, whereby the Group agreed to purchase limited partnership interest in Danhua’s fund (the “Fund”) in the amount of US$1,000, which entitles the Group an aggregate equity interest of approximately 1.1% in the Fund. As of December 31, 2020, the Group received US$123 in return of principal from Danhua.

The Fund’s investment strategy is primarily to invest in emerging companies operating in the USA and PRC. The Fund’s investments are focused in the technology, media and telecommunications sectors. The Fund is scheduled to be in existence until November 15, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

In June 2015, the Group and Beijing Heimatuoxin Venture Capital L.P. (“Heimatuoxin”) entered into a subscription agreement, whereby the Group agreed to purchase 3.49% limited partnership interest in Heimatuoxin for the total amount of RMB3,000. As of December 31, 2020, the Group received RMB679 in dividend and RMB858 in return of principal from Heimatuoxin.

Heimatuoxin’s investment strategy is primarily to invest in emerging companies operating in the PRC. Heimatuoxin’s investments are focused in the technology, media and telecommunications sectors. Heimatuoxin is scheduled to be in existence until April 16, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement, which was extended for two years to April 16, 2023 in July 2020.

In June 2016, the Group and Shanghai Jingyan Corporate Development Centre L.P. (“Jingyan”) entered into a subscription agreement, whereby the Group agreed to purchase 4.64% limited partnership interest in Jingyan for a total amount of RMB6,000. The limited partnership interest was diluted to 4.31% in 2018 because of the joining of additional limited partners. As of December 31, 2020, the Group received RMB874 in dividend and RMB60 in return of principal from Jingyan.

Jingyan’s investments are focused in the consulting services of corporate management, business information, exhibition, media and telecommunications sectors. Jingyan is scheduled to be in existence until the fifth anniversary of the Initial Contribution Date, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

6	INVESTMENTS (continued)

Limited partnerships (continued)

In December 2016, the Group and zPark Capital II,L.P.(“zPark”) entered into a subscription agreement, whereby the Group agreed to purchase 2% limited partnership interest in Zpark for a total amount of US$1,000. The limited partnership interest was diluted to 1.64% in 2019 due to the joining of additional limited partners. As of December 31, 2020, the Group received US$71 in dividend and US$23 in return of principal from zPark.

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

All of these equity investments without readily determinable fair value were classified as cost method investments prior to adopting ASC 321. In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured using the measurement alternative was RMB73,082, net of RMB25,953 in accumulated impairment and RMB69,152 (US$10,598), net of RMB25,108 (US$3,848) in accumulated impairment as of December 31, 2019 and 2020, respectively. There was no impairment recognized for the years ended December 31, 2018 and 2020. Impairment charges for the year ended December 31, 2019 consisted of impairments on equity investment in Hzone Holding Company of RMB12,400, impairments on equity investment in Topgame Global Limited of RMB9,463, impairments on equity investment  in Caicaihudong (Beijing) Technology Co., Ltd. of RMB13 and impairments on equity investment in Youwang Technology (Shanghai) Co., Ltd of RMB477, totaling to the amount of RMB22,353.

Equity method investments

Equity method investments consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
Equity Method Investments
Private company	9,000	9,000	1,379
Listed company	302,843	283,252	43,410
Limited partnership	14,385	12,380	1,897
Cost of equity method investments	326,228	304,632	46,686
Impairment on equity investment	(187,412)	(206,522)	(31,651)
Loss from equity method investment	(32,991)	(42,182)	(6,464)
Carrying amount of equity method investments	105,825	55,928	8,571

BIT MINING LIMITED (formerly, 500.COM LIMITED)

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

Jinyingzaixian is principally engaged in spot commodity trading services in China. The Group’s proportionate share of Jinyingzaixian’s net income (loss) recognized in the consolidated statements of comprehensive loss were RMB(5,948) and RMB(106) and RMB5,306 (US$813) during the years ended December 31, 2018, 2019 and 2020, respectively.

Publicly listed company

On June 6, 2017, the Company acquired from Melco LottVentures Holdings Limited an aggregate of 1,278,714,329 shares (the “Sale Shares”) of Loto Interactive Limited (“Loto Interactive”, formerly known as MelcoLot Limited), a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), representing approximately 40.65% of Loto Interactive’s existing issued share capital as of the acquisition date. The total consideration paid for the Sale Shares is approximately HK$322.2 million (US$41.3 million), equivalent to approximately HK$0.252 per Sale Share. The Company’s investment in equity shares of Loto Interactive decreased to 40.48% at the end of 2019 due to exercise of share options granted to directors and employees of Loto Interactive and was further diluted to 33.74% due to private placement of Loto Interactive in October 2020.

Loto Interactive currently provides comprehensive services including premises, hardware support, power supply, ancillary supervision and management services to their clients. The Group accounted for the purchase as an equity method investment. The Group’s proportionate share of Loto Interactive’s net loss recognized in the consolidated statements of comprehensive loss were RMB12,233, RMB16,423 and RMB14,502(US$2,223), including nil, RMB3,986 and RMB1,218 (US$187) recognized as other comprehensive loss, during the years ended December 31, 2018, 2019 and 2020, respectively.

Limited partnership

In April 2015, the Group and Guangda Sports Culture Capital L.P (“Guangda Sports Culture”) entered into a subscription agreement, whereby the Group agreed to purchase 9.9% limited partnership interest in Guangda Sports Culture’s fund for a total amount of RMB20,000. Based on actual funding, the limited partnership interest changed to 12.2% as of December 31, 2017.

Guangda Sports Culture’s investment strategy is primarily to invest in emerging companies operating in the PRC. Guangda Sports Culture’s investments are focused in the sports sectors. Guangda Sports Culture is scheduled to be in existence until February 9, 2018, and was extended to February 9, 2020 in 2018, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement. The Group’s proportionate share of Guangda’s net income (loss) recognized in the consolidated statements of comprehensive loss were RMB2,833, RMB2,225 and RMB(3,246) (US$(497)) during the years ended December 31, 2018, 2019 and 2020, respectively.

In February 2017, the Group and Sparkland Venture Capital Growth Fund L.P (“Sparkland”) entered into a subscription agreement, whereby the Group agreed to purchase 6.67% limited partnership interest in Sparkland’s fund for a total amount of US$1,000. Based on actual funding, the limited partnership interest changed to 15.38% as of December 31, 2017.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

6	INVESTMENTS (continued)

Limited partnership (continued)

Sparkland’s investments are focused in the Virtual Reality and Augmented Reality industries. The Group’s proportionate share of Sparkland’s net income (loss) recognized in the consolidated statements of comprehensive loss were RMB323, RMB(321) and RMB426 (US$65) during the years ended December 31, 2018, 2019 and 2020, respectively.

All of these above-mentioned investments were classified as equity method investments as the Group does have significant influence over the entities. The net operating losses from these equity method investments recognized for the years ended December 31, 2018, 2019 and 2020 were RMB15,025, RMB10,639 and RMB10,798 (US$1,655), respectively. The Group recognized an impairment of RMB149,896, nil and RMB33,001 (US$5,058) in Loto Interactive for the years ended December 31, 2018, 2019 and 2020, respectively.

7.    PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$

Receivables from third party payment service providers	5,172	2,347	360
Interest receivables	1,255	466	71
Deferred sponsorship and advertising expenses	139	175	27
Prepaid insurance	218	236	36
Deferred expense*	2,332	2,513	385
Receivables for disposal of long-term investments	8,901	8,901	1,364
Deductible value-added input tax	11,602	11,648	1,785
Others	9,052	5,595	858
Less: allowance for doubtful accounts	(8,391)	(8,901)	(1,364)
Prepayments and other receivables, net	30,280	22,980	3,522

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

7.    PREPAYMENTS AND OTHER RECEIVABLES (continued)

The table below provides a reconciliation of the beginning and ending allowance for doubtful accounts balance related to other receivables, for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended	For the Year Ended	For the Year Ended	For the Year Ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
		RMB	RMB	US$

Beginning balance prior to ASC 326	—	—	8,391	1,286
Impact of adoption to ASC 326	—	—	—	—
Beginning balance	—	—	8,391	1,286
Provisions	—	20,253	510	78
Write-offs	—	(11,862)	—	—
Ending balance	—	8,391	8,901	1,364

*     Deferred expense represents cash paid in advance to vendors, such as consultant expense and compliance expense, which would be amortized according to their respective service periods.

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$

Electronics and office equipment	45,816	33,353	5,112
Motor vehicles	11,706	10,737	1,646
Leasehold improvements	119,317	118,722	18,195

Property and equipment, cost	176,839	162,812	24,953
Less: Accumulated depreciation	(112,727)	(143,033)	(21,922)

Property and equipment, net	64,112	19,779	3,031

Depreciation expenses from continuing operations for the years ended December 31, 2018, 2019 and 2020 were approximately RMB31,027, RMB32,017 and RMB43,582 (US$6,679), respectively. Depreciation expenses from discontinued operations were approximately RMB42, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

9.    INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
Cost:
Computer software	27,887	28,424	4,356
License agreement	151,177	151,177	23,169
Internet domain name	1,512	1,512	232
Brand name	86,049	86,049	13,188
	266,625	267,162	40,945
Accumulated amortization:
Computer software	(20,632)	(23,154)	(3,549)
License agreement	(37,767)	(37,768)	(5,788)
Internet domain name	(724)	(837)	(128)
Brand name	(21,152)	(21,160)	(3,243)
	(80,275)	(82,919)	(12,708)

Impairment *:
Computer software	(3,547)	(3,547)	(543)
License agreement	(113,409)	(113,409)	(17,381)
Brand name	(64,889)	(64,889)	(9,945)
	(181,845)	(181,845)	(27,869)
Intangible assets, net	4,505	2,398	368

*      The impairment of RMB181,845 is related to the acquired intangible assets of the Multi Group that were recognized during the year ended December 31, 2019.

Amortization expenses from continuing operations for the years ended December 31, 2018, 2019 and 2020 were approximately RMB31,511,RMB29,369 and RMB2,202 (US$337), respectively. Amortization expenses from discontinued operations were approximately RMB1,399, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

	RMB	US$

2021	1,244	191
2022	388	59
2023	336	51
2024	96	15
2025	85	13
2026 and thereafter	249	39

Total	2,398	368

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

10.  OPERATING LEASES

The Group entered into various operating lease agreements for offices space. The remaining lease terms ranges from 0.02 to 2.67 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group's consolidated balance sheet.

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
Right-of-use assets	36,607	9,327	1,429

Operating lease liabilities - current	16,672	3,710	569
Operating lease liabilities – non-current	31,675	5,807	890
Total operating lease liabilities	48,347	9,517	1,459

On January 1, 2019, the Group adopted the provisions of ASC 842 using the modified retrospective method and elected not to apply ASC 842 to arrangements with lease terms of 12 month or less. For the year ended December 31, 2019, the Group had operating lease costs of RMB20,530 (US$2,949) and short-term lease costs of RMB8,627 (US$1,239). For the year ended December 31, 2020, the Group had operating lease costs of RMB7,580 (US$1,161) and recognized a gain of RMB11,740 (US$1,799) on lease termination of operating lease and recorded short-term lease costs of RMB3,142 (US$482). Cash paid for amounts included in the measurement of operating lease liabilities were RMB17,175 and RMB7,386 (US$1,132) for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, the weighted average remaining lease term was 2.67 years and the weighted average discount rate was 6.175%.

During the year ended December 31, 2018, the Group incurred total operating lease expenses of approximately RMB35,144.

The following table summarizes the maturity of operating lease liabilities as of December 31, 2020:

	Operating leases
	RMB	US$
2021	3,830	587
2022	3,835	588
2023	2,684	411
Thereafter	—	—
Total	10,349	1,586
Less: imputed interest	(832)	(127)
Present value of lease liabilities	9,517	1,459

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

11.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$

Advance from end users*	38,663	38,327	5,874
Business tax and other taxes payable	1,136	1,798	276
Professional fees payable	2,878	6,562	1,006
Promotional events payables	2,172	2,077	318
Decoration payables	336	175	27
Others	6,213	7,021	1,076

	51,398	55,960	8,577

*     Advance from end users represents payments received by the Group in advance from the end users prior to the services to be provided.

12.  STATUTORY RESERVE AND RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company's PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiary.

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

12.  STATUTORY RESERVE AND RESTRICTED NET ASSETS (continued)

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiary and VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB241,884 (US$37,070) as of December 31, 2020. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2019 and 2020 and for each of the three years in the period ended December 31, 2020 are disclosed in Note 23.

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

USA

500.com USA is incorporated in the USA and does not conduct any substantive operations of its own. No provision for USA income tax has been made in the financial statements as 500.com USA had no assessable income for the years ended December 31, 2018, 2019 and 2020.

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

Cyprus

Round Spot Services Ltd is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as Round Spot Services Ltd had no assessable income for the years ended December 31, 2018, 2019 and 2020.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

13.  INCOME TAXES (continued)

Hong Kong

500wan HK is incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 16.5% of taxable income. As 500wan HK does not conduct any substantive operations of its own, no provision for Hong Kong income tax has been made in the financial statements as 500wan HK had no assessable income for the years ended December 31, 2018, 2019 and 2020.

Japan

500.com Nihon Co., Ltd is incorporated in Japan in July 2017 and does not conduct any substantive operations of its own. No provision for Japan income tax has been made in the financial statements as 500.com Nihon Co., Ltd had no assessable income for the years ended December 31, 2018, 2019 and 2020.

People’s Republic of China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, Youlanguang Technology, E-Sun Network, E-Sun Sky Computer, E-Sun Sky Network, Shenzhen Yicai, Hainan Jingli, Guangtiandi Technology, and Shenzhen Kaisheng are subject to the EIT rate of 25% in 2018, 2019 and 2020, respectively.

Lhasa Yicai was established in Tibet in 2014 and qualified as a “Western Area Encouraged Industry”. According to local government policy, qualified entities were granted a preferential tax rate of 15% from January 1, 2011 to December 31, 2020. Therefore, Lhasa Yicai is entitled to a preferential tax rate of 15%in 2018, 2019 and 2020.

Loss before income taxes from continuing operations consists of:

	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Cayman Islands	(166,710)	(432,971)	(121,723)	(18,655)
USA	(4,058)	(4,350)	(554)	(85)
Hong Kong	(7,740)	(8,166)	(4,887)	(749)
Japan	(1,592)	(2,523)	(542)	(83)
Malta	(7,949)	(257)	(9,712)	(1,488)
Curacao	(12,752)	(22,698)	1,105	169
Cyprus	(8)	(31)	(43)	(7)
PRC	(290,530)	(190,932)	(88,394)	(13,547)

	(491,339)	(661,928)	(224,750)	(34,445)

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

13.  INCOME TAXES (continued)

People’s Republic of China (continued)

The current and deferred components of the income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Current tax benefit (expense)	19,258	—	(4)	(1)
Deferred tax benefit	344	7,642	3,658	561

Income tax benefit	19,602	7,642	3,654	560

The reconciliation of tax computed by applying the statutory income tax rate applicable to PRC operations to income tax benefit is as follows:

	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Loss before income taxes	(491,339)	(661,928)	(224,750)	(34,445)
Income tax computed at applicable tax rates (25%)	(122,835)	(165,482)	(56,188)	(8,611)
Effect of different tax rates in different jurisdictions	979	1,120	2,222	341
Non-deductible expenses	81,459	114,276	19,819	3,037
Change in valuation allowance	45,832	59,338	43,261	6,629
Changes in interest and penalties on unrecognized tax position	1,637	—	—	—
Effect of EIT reversal for previous years	(20,726)	—	(3,598)	(551)
Research and development super-deduction	(5,942)	(9,237)	(9,110)	(1,396)
Others	(6)	(7,657)	(60)	(9)
	(19,602)	(7,642)	(3,654)	(560)

A reconciliation of the beginning and ending amount of unrecognized tax position is as follows:

	2019	2020	2020
	RMB	RMB	US$

Balance at beginning of year	2,133	1,920	294
Decrease relating to prior year tax positions	—	(1,920)	(294)
Decrease relating to expiration of applicable statute of limitations	(213)	—	—

Balance at end of year	1,920	—	—

The Group recognizes interest accrued related to unrecognized tax position in taxation expenses. During the years ended December 31, 2018, 2019 and 2020, the Group did not recognize interest on these unrecognized tax position and reversed approximately RMB7,420, nil and nil in interest, respectively. The Group did not accrue interest on these uncertain taxes as of December 31, 2018, 2019 and 2020. In general, the PRC tax authorities have up to three to five years to conduct examinations of the Group’s tax filings. As of December 31, 2020, the PRC subsidiaries’ 2016 to 2020 tax returns remain open to examination.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

13.  INCOME TAXES (continued)

People’s Republic of China (continued)

The components of deferred taxes are as follows:

	2019	2020	2020
	RMB	RMB	US$

Deferred tax assets
Advertising costs deductible in future years	63,430	63,391	9,715
Deferred government grants	261	75	11
Loss from equity method investment	1,648	3,271	501
Bad debt provision	7,302	5,577	855
Accrued rental expense	15	63	10
Impairment of long-term investments	4,424	4,350	667
Net operating losses (“NOLs”)	160,271	166,118	25,459
Less: valuation allowance	(237,351)	(242,845)	(37,218)

Total deferred tax assets, net	—	—	—

Deferred tax liabilities
Apps and other licenses arisen from business combination	(59)	—	—

Total deferred tax liabilities	(59)	—	—

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2020, the Group had NOLs of approximately RMB492,220 (US$75,436) and RMB31,636 (US$4,848) from several of its VIEs and the Multi Group, respectively, which can be carried forward to offset future net profit for income tax purposes. The NOLs from several of its VIEs as of December 31, 2020 will expire in years 2021 to 2025 if not utilized. Substantially all of NOLs from the Multi Group as of December 31, 2020 will expire in years 2029 to 2030 if not utilized.

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries were nil as of December 31, 2019 and 2020. Upon repatriation of the foreign subsidiaries and the VIEs’ earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. The related unrecognized deferred tax liabilities were nil as of December 31, 2019 and 2020.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

14.  EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately RMB12,682, RMB11,770 and RMB4,197 (US$643) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

On January 2, 2019, the Company granted 7,553,980 RSUs to employees, which were vested on January 1, 2020.

On June 26, 2020, the Company granted 12,977,740 RSUs to employees. For these rewards, 6,488,870 options were vested on July 1, 2020, and 6,488,870 options were vested on December 1, 2020.

On December 21, 2020, the Company granted and vested 4,500,000 RSUs to employees.

A summary of share option and restricted shares activity and related information for the years ended December 31, 2018, 2019 and 2020 are as follows:

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT (continued)

Share options granted to employees and directors

			Weighted	Weighted
		Weighted	average	average
		average	grant date	remaining	Aggregated
	Number of	exercise	fair value per	contractual	intrinsic
	options	price	share	year	value
		US$	US$	(Years)	US$’000

Outstanding, January 1, 2018	41,987,560	1.04	1.18	1.59	3,986
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Exercised	(6,513,460)	0.92	1.28	—	—
Outstanding, December 31, 2018	35,474,100	1.07	1.17	0.94	2,078
Granted	—	—	—	—	—
Forfeited	(5,900,000)	1.74	0.92	—	—
Exercised	(3,572,880)	0.69	0.97	—	921
Outstanding, December 31, 2019	26,001,220	0.96	1.25	0.71	1,590
Granted	—	—	—	—	—
Forfeited	(18,616,300)	3.01	1.32	—
Exercised	(125,900)	0.20	0.38	—	88
Outstanding, December 31, 2020	7,259,020	0.99	1.09	0.51	907
Vested and expected to vest at December 31, 2020	7,259,020	0.99	1.08	0.52	907
Exercisable at December 31, 2020	7,259,020	0.99	1.08	0.52	907

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors

		Weighted	Weighted
		average	average
		grant date	remaining	Aggregated
	Number of	fair value per	contractual	intrinsic
	options	share	year	value
		US$	(Years)	US$’000

Outstanding, January 1, 2018	12,580,280	0.96	9.63	12,719
Granted	5,000,000	1.41	9.49	3,790
Forfeited	—	—	—	—
Exercised	(10,503,520)	1.05	—	7,962
Outstanding, December 31, 2018	7,076,760	1.15	8.99	5,364
Granted	7,553,980	0.76	9.01	6,496
Forfeited	—	—	—	—
Exercised	(1,224,180)	1.41	—	1,053
Outstanding, December 31, 2019	13,406,560	0.93	8.52	11,530
Granted	17,477,740	0.36	9.61	15,730
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2020	30,884,300	0.62	8.98	27,796
Vested and expected to vest at December 31, 2020	30,884,300	0.62	8.98	27,796
Exercisable at December 31, 2020	30,884,300	0.62	8.98	27,796

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as of December 31, 2019 and 2020 and the exercise price. Total intrinsic value of options granted to employees and directors exercised for the years ended December 31, 2018, 2019 and 2020 were RMB2,284, RMB6,415 and RMB575 (US$88), respectively. Total intrinsic value of restricted shares granted to employees and directors exercised for the years ended December 31, 2018, 2019 and 2020 was RMB54740, RMB7,331 and nil, respectively.

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors (continued)

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

On June 19, 2020, the Company extended the maturity date of the remaining unexercised share options granted on June 19, 2014 from June 19, 2020 to June 19, 2021. The modification was intended to provide additional incentives for these employees.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors (continued)

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$291, which was measured as the one extending year of the fair value of the modified award of 6,214,920 shares. On December 31, 2020, 3,773,050 shares were given up, which resulted in a reduction of incremental compensation cost of US$83 from US$291 to US$208.

On June 29, 2020, the Company extended the maturity date of the remaining unexercised share options granted on June 29, 2015 from June 29, 2020 to June 29, 2021. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$1, which was measured as the one extending year of the fair value of the modified award of 200,000 shares.

On November 22, 2020, the Company extended the maturity date of the remaining unexercised share options granted on June 19, 2014 from November 22, 2020 to November 22, 2021. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$5, which was measured as the one extending year of the fair value of the modified award of 233,350 shares.

On November 22, 2020, the Company extended the maturity date of the remaining unexercised share options granted on January 6, 2016 from November 22, 2020 to November 22, 2021. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$3, which was measured as the one extending year of the fair value of the modified award of 500,000 shares.

On November 22, 2020, the Company extended the maturity date of the remaining unexercised share options granted on December 16, 2016 from November 22, 2020 to November 22, 2021. The modification was intended to provide additional incentives for the directors.

In accordance with ASC 718, the effects of a modification resulted in incremental compensation cost of US$7, which was measured as the one extending year of the fair value of the modified award of 600,000 shares.

As of December 31, 2020, there was RMB441 (US$68) of unrecognized share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized over a weighted-average vesting period of 0.58 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

As of December 31, 2020, there was no unrecognized restricted share compensation costs related to equity awards granted to employees that is expected to be recognized. To the extent the actual forfeiture rate is different from the original estimate, actual restricted share compensation costs related to these awards may be different from the expectation.

As the share options granted to the consultants were fully vested at the grant date, the related compensation expenses were fully recognized in the consolidated statement of comprehensive loss at the grant date.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors (continued)

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

	For the years ended December 31,
	2018	2019	2020

Expected volatility	54.27%~60.15%	66.89%~67.67%	85.73%~97.73%
Risk-free interest rate	2.26%~2.62%	1.62%~1.95%	0.11%~0.17%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	0.00%	0.00%	0.00%
Suboptimal early exercise factor	2.2~2.8	2.2~2.8	2.2~2.8

The fair value of restricted shares was determined using the market price of the ordinary shares of the Company on the grant date.

The exercise price of share options granted to the employees and directors equaled the market price of the ordinary shares on the grant date. No share options were granted during the years ended December 31, 2018, 2019 and 2020.

The total fair value of the restricted shares granted to the employees and directors during the years ended December 31, 2018, 2019 and 2020 were RMB48,575, RMB40,023 and RMB41,225 (US$6,318), respectively.

The Company granted restricted shares to employees and directors during the years ended December 31, 2018,  2019 and 2020 with free exercise price. The weighted-average grant-date fair value per restricted shares granted to employees and directors during the years ended December 31, 2018, 2019 and 2020 were US$1.41, US$0.76 and US$0.62, respectively.

Total share-based compensation expenses relating to options and restricted shares granted to employees and directors for the years ended December 31, 2018, 2019 and 2020 are included in:

	For the year ended December 31, 2018
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	351	—	351	51
Sales and marketing	11,361	—	11,361	1,652
General and administrative	74,227	2,346	76,573	11,137
Service development expenses	20,343	—	20,343	2,959

	106,282	2,346	108,628	15,799

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

15.  SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors (continued)

	For the year ended December 31, 2019
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Cost of services	14	—	14	2
Sales and marketing	7,410	—	7,410	1,064
General and administrative	57,666	506	58,172	8,356
Service development expenses	13,679	—	13,679	1,965

	78,769	506	79,275	11,387

	For the year ended December 31, 2020
	Employees	Directors	Total	Total
	RMB	RMB	RMB	US$

Sales and marketing	4,779	—	4,779	732
General and administrative	31,462	9,331	40,793	6,252
Service development expenses	9,852	—	9,852	1,510

	46,093	9,331	55,424	8,494

16.  RELATED PARTY TRANSACTIONS

Amounts due from a Related Party

As of December 31, 2019 and 2020, amounts due from a related party consisted of the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
Loto Interactive Information Technology (Shenzhen) Limited*	10,401	368	56
	10,401	368	56

*     Loto Interactive Information Technology (Shenzhen) Limited ("Loto Interactive Shenzhen") is a subsidiary of Loto Interactive, one of the Company’s equity method investment company.

The balance as of December 31, 2020 consisted interest receivable with interest rate of 4.35% for a loan provided to Loto Interactive Shenzhen provided by E-Sun Sky Network. On April 24, 2020, Loto Interactive Shenzhen has fully repaid the loan.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

16.  RELATED PARTY TRANSACTIONS (continued)

Related Party transactions

	For the year	For the year	For the year	For the year
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Interest from loan to Loto Interactive Information Technology (Shenzhen) Limited	—	218	137	21
Other operating income from management service provided to Loto Interactive Information Technology (Shenzhen) Limited	—	320	217	33
	—	538	354	54

During the year ended December 31, 2020, the Company also paid expense on behalf of Loto Interactive in the amount of RMB111 (US$17). As of December 31, 2020, Loto Interactive has repaid the full amount to the Company.

17.  COMMITMENTS AND CONTINGENCIES

Uncertain income tax position

As of December 31, 2019 and 2020, the Group has recognized approximately RMB1,920 and nil, respectively, as an accrual for unrecognized tax position, including related interest and penalties. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2019, and 2020, the Group classified the accrual of RMB1,920 and nil, respectively, as a long-term payable.

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

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

Guarantees

The Group accounts for guarantees in accordance with ASC topic 460 (“ASC 460”), “Guarantees”. Accordingly, the Group evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

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

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2019 and 2020.

Indemnity cost

There was no indemnity cost occurred in 2018, 2019 and 2020.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

17.  COMMITMENTS AND CONTINGENCIES (continued)

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis and has not recorded any material liabilities in this regard during 2018, 2019 and 2020.

On February 13, 2020, a securities class action lawsuit was filed against BIT Mining Limited and certain of the Group’s current and former officers (collectively, “Defendants”) in the United States District Court for the Eastern District of New York. The complaint alleges, among other things, that the Group made materially misleading statements and omissions regarding its compliance with applicable anti-corruption laws and regulations. In June 2020, the lead plaintiff filed an amended complaint. In November 2020, the lead plaintiff filed a second amended complaint. The claims raised in the first amended complaint do not differ materially from those raised in the original complaint. The second amended complaint raises the same claims as the first amended complaint, but alleges additional facts in support of those claims. On December 21, 2020, the Company served its Motion to Dismiss the second amendment complaint (“Motion to Dismiss”). On January 20, 2021, lead plaintiff served its opposition to the Company’s Motion to Dismiss. On February 19, 2021, the Company filed all papers associated with its Motion to Dismiss, including the Company’s reply in further support of the Motion to Dismiss. The Group believe it has meritorious defenses to each of the claims in this lawsuit and is prepared to vigorously defend against its allegations. There can be no assurance, however, that the Group will be successful. As of the date of this annual report, the Motion to Dismiss remains pending; at present, the Group cannot reasonably assess the likelihood of any unfavorable outcome, nor can it reasonably estimates the amount, or range, of potential losses, if any, related to the lawsuit. Accordingly, the Group has not recorded any liabilities in respect of this lawsuit as of December 31, 2020.

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

18.  LOSSES PER SHARE

Basic and diluted losses per share for each of the years presented is calculated as follows:

	For the years ended December 31,
	2018		2019		2020
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B

Losses per share from continuing operations—basic:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating income per ordinary share—basic	(380,701)	(82,216)	(600,774)	(50,494)	(222,786)	(34,144)	(440)	(67)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	344,510,993	74,400,299	395,357,173	33,229,132	429,164,170	429,164,170	847,093	847,093
Denominator used for losses per share	344,510,993	74,400,299	395,357,173	33,229,132	429,164,170	429,164,170	847,093	847,093
Losses per share from continuing operations — basic	(1.13)	(1.13)	(1.52)	(1.52)	(0.52)	(0.08)	(0.52)	(0.08)

Losses per share from continuing operations—diluted:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(380,701)	(82,216)	(600,774)	(50,494)	(222,786)	(34,144)	(440)	(67)
Reallocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	(82,216)	—	(50,494)	—	(440)	(67)	—	—
Net loss from continuing operations attributable to ordinary shareholders	(462,917)	(82,216)	(651,268)	(50,494)	(223,226)	(34,211)	(440)	(67)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	344,510,993	74,400,299	395,357,173	33,229,132	429,164,170	429,164,170	847,093	847,093
Conversion of Class B to Class A ordinary shares	74,400,299	—	33,229,132	—	847,093	847,093	—	—
Denominator used for losses per share	418,911,292	74,400,299	428,586,305	33,229,132	430,011,263	430,011,263	847,093	847,093
Losses per share from continuing operations—diluted	(1.13)	(1.13)	(1.52)	(1.52)	(0.52)	(0.08)	(0.52)	(0.08)

Losses from continuing operations per ADS:
Denominator used for losses per ADS - basic	34,451,099	—	39,535,717	—	42,916,417	42,916,417	—	—
Denominator used for losses per ADS - diluted	41,891,129	—	42,858,631	—	43,001,126	43,001,126	—	—
Losses from continuing operations per ADS – basic	(11.28)	—	(15.20)	—	(5.19)	(0.80)	—	—
Losses from continuing operations per ADS – diluted	(11.28)	—	(15.20)	—	(5.19)	(0.80)	—	—

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

18.  LOSSES PER SHARE (continued)

	For the years ended December 31,
	2018		2019		2020
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B

Income per share from discontinued operations—basic:
Numerator:
Allocation of net income from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating income per ordinary share—basic	9,247	1,997	—	—	—	—	—	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic income per share	344,510,993	74,400,299	395,357,173	33,229,132	429,164,170	429,164,170	847,093	847,093
Denominator used for income per share	344,510,993	74,400,299	395,357,173	33,229,132	429,164,170	429,164,170	847,093	847,093
Income per share from discontinued operations — basic	0.03	0.03	—	—	—	—	—	—

Income per share from discontinued operations—diluted:
Numerator:
Allocation of net income from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating income per ordinary share— diluted	9,247	1,997	—	—	—	—	—	—
Reallocation of net income from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	1,997	—	—	—	—	—	—	—
Net income from discontinued operations attributable to ordinary shareholders	11,244	1,997	—	—	—	—	—	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic income per share	344,510,993	74,400,299	395,357,173	33,229,132	429,164,170	429,164,170	847,093	847,093
Conversion of Class B to Class A ordinary shares	74,400,299	—	33,229,132	—	847,093	847,093	—	—
Denominator used for income per share	418,911,292	74,400,299	428,586,305	33,229,132	430,011,263	430,011,263	847,093	847,093
Losses per share from discontinued operations—diluted	0.03	0.03	—	—	—	—	—	—

Income from discontinued operations per ADS:
Denominator used for income per ADS - basic	34,451,099	—	39,535,717	—	42,916,417	42,916,417	—	—
Denominator used for income per ADS - diluted	41,891,129	—	42,858,631	—	43,001,126	43,001,126	—	—
Income from discontinued operations per ADS – basic	0.27	—	—	—	—	—	—	—
Income from discontinued operations per ADS – diluted	0.27	—	—	—	—	—	—	—

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

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

In 2019, 3,572,880 share options were exercised at the exercise prices of US$0.2 to US$1.0 per share, resulting in the issuance of 3,572,880 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$2,456, and 1,224,180 restricted shares were vested and exercised without exercise prices. During the year 2019, 64,400,200 Class B ordinary shares were converted to Class A ordinary shares. As of December 31, 2019, 420,001,792 and 10,000,099 Class A and Class B ordinary shares were issued and outstanding, respectively.

In 2020, 125,900 share options were exercised at the exercise prices of US$0.2 per share, resulting in the issuance of 125,900 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$27. During the year of 2020, 10,000,000 Class B ordinary shares were converted to Class A ordinary shares. As of December 31, 2020, 430,127,692 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

20.  FAIR VALUE MEASUREMENT

As of December 31, 2019 and 2020, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement
		at December 31, 2019
		Quoted prices
		in active	Significant
	Total fair	markets for	other	Significant
	value at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2019	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Description
Cash equivalents
Money market funds	312,635	—	312,635	—

Time deposits	23,849	—	23,849	—
Total	336,484	—	336,484	—

Fair value measurement
at December 31, 2020
Quoted prices
			in active	Significant
	Total fair		markets for	other	Significant
	value at		identical	observable	unobservable
	December 31,		assets	inputs	inputs
	2020		(Level 1)	(Level 2)	(Level 3)
	RMB	US$	RMB	RMB	RMB
Description
Cash equivalents
Money market funds	232,579	35,644	—	232,579	—

Total	232,579	35,644	—	232,579	—

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

20.  FAIR VALUE MEASUREMENT (continued)

The Group measured the fair value of its money market funds and time deposits based on alternative pricing sources and models utilizing market observable inputs and has classified those as level 2 measurement.

There were no transfers of fair value measurements into or out of Level 3 for the years ended December 31, 2018, 2019 and 2020.

The Group measures certain financial assets, including the investment under the measurement alternative method and equity method at fair value on a nonrecurring basis only if they were determined to be impaired on an other-than-temporary basis. The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value when an impairment charge is recognized.

21.  SEGMENT REPORTING

The Group engages primarily in sports information services and online spot commodity trading services in the PRC. After acquiring the business of online lottery betting and online casino platforms generated from the Multi Group, the Group distinguishes revenues, costs and expenses between different geographic operating segment in its internal reporting, and reports costs and expenses by nature in different geographic operating segments. In accordance with ASC topic 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the Group’s geographic location operating results. As a result, the Group has two reportable segments, including the PRC and Europe.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

21.  SEGMENT REPORTING (continued)

The following table presents summary information by segment for continuing operations for the years ended December 31, 2018, 2019 and 2020, respectively.

	For the year ended December 31, 2018
	PRC	Europe	Total
	RMB	RMB	RMB

Net revenues	20,578	105,511	126,089
Depreciation and amortization	31,027	31,511	62,538
Operating loss from continuing operations	327,850	16,638	344,488
Interest income	15,308	—	15,308
Income tax (benefit) expense	(21,014)	1,412	(19,602)
Segment net loss from continuing operations	453,687	18,050	471,737
Segment assets	1,204,057	42,527	1,246,584

	For the year ended December 31, 2019
	PRC	Europe	Total
	RMB	RMB	RMB

Net revenues	4,092	35,596	39,688
Depreciation and amortization	32,575	28,811	61,386
Operating loss from continuing operations	438,008	204,831	642,839
Interest income	13,448	—	13,448
Income tax benefit	(171)	(7,471)	(7,642)
Segment net loss from continuing operations	449,257	205,029	654,286
Segment total assets	674,851	20,928	695,779

	For the year ended December 31, 2020
	PRC	Europe	Total	Total
	RMB	RMB	RMB	US$

Net revenues	6,886	14,929	21,815	3,343
Depreciation and amortization	43,810	1,974	45,784	7,016
Operating loss from continuing operations	182,142	8,650	190,792	29,241
Interest income	9,093	—	9,093	1,394
Income tax benefit	(3,594)	(60)	(3,654)	(560)
Segment net loss from continuing operations	212,506	8,590	221,096	33,885
Segment total assets	457,056	13,417	470,473	72,103

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

22.  SUBSEQUENT EVENTS

Purchase cryptocurrency mining machines

In January 2021, the Company entered into a definitive purchase agreement with certain sellers, pursuant to which the Company expects to issue approximately US$14.4 million worth of its Class A ordinary shares as consideration to acquire bitcoin mining machines owned by the sellers. As of March 15, 2020, the Company had issued 11,882,860 newly-issued Class A ordinary shares valued at US$1.21 per share, for a total consideration of approximately US$14.4 million to acquire 100% equity interest of Star Light Inc., which owned bitcoin mining machines including such models as the S17, T17, M20s and S9. The Company has begun to generate revenue from bitcoin mining of these machines. The total hash power capacity of the bitcoin mining machines acquired in this transaction is approximately 918.5 PH/S.

In February 2021, the Company entered into a definitive purchase agreement for 5,900 bitcoin mining machines for a total consideration of approximately RMB55.2 million (approximately US$8.5 million). As of the date of this report, the Company has received 26 bitcoin mining machines which have been deployed for testing. All of the bitcoin mining machines are expected to be delivered in the second quarter of 2021. Concurrently with the purchase agreement, the Company entered into a framework agreement, pursuant to which the Company agreed in principle to purchase up to 10,000 bitcoin mining machines in 2021, subject to availability and certain other conditions. The Company is required to pay a performance bond of RMB2,000 per machine for the first 5,000 machines, or RMB10.0 million (approximately US$1.5 million) in aggregate. As of the date of this report, the transaction is still in progress.

In February 2021, the Company entered into a definitive agreement with a seller, a subsidiary of Bitdeer Technologies Holding Company ("BitDeer"), to purchase 1,923 S17 bitcoin mining machines for a total consideration of RMB31.3 million (approximately US$4.9 million). The consideration has been paid in full, and the seller transferred ownership of all the mining machines.

In February 2021, the Company entered into a definitive agreement to purchase 2,000 new ETH mining machines for a total consideration of RMB195 million (approximately US$30.2 million). Pursuant to the agreement, a total of 100 ETH mining machines are to be delivered during May and June 2021, a total of 300 ETH mining machines are to be delivered during July and August 2021, and the remaining 1,600 ETH mining machines are to be delivered during September and December 2021. As of the date of this report, the transaction is still in progress.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

22.  SUBSEQUENT EVENTS (continued)

Private Placement Subscription Price Settled in U.S. Dollars and Bitcoin

In December 2020, the Company entered into a definitive share subscription agreement with Good Luck Information Technology Co., Limited (“Good Luck Information”), a company incorporated in Hong Kong, for the issuance and sale of newly issued Class A ordinary shares of the Company. Pursuant to the agreement, Good Luck Information will purchase 85,572,963 newly issued Class A ordinary shares for a total purchase price of approximately US$23 million. The per share purchase price of US$0.269 is the closing trading price of the Company's ADSs on December 18, 2020, the last trading day immediately preceding the date of the purchase agreement, as adjusted by a 1-to-10 ADS to ordinary shares ratio. In January 2021, the Company determined that 50% of the subscription price, or approximately US$11.5 million, shall be settled by U.S. dollars, with the remaining 50% of the subscription price, or approximately US$11.5 million, being settled by bitcoin. The applicable bitcoin to U.S. dollars exchange rate was US$32,326.29 to one bitcoin, being the average of the closing trading prices for bitcoin published by Coinmarketcap for each of the 31 days ended January 20, 2021. On February 23, 2021, the Company announced the closing of the private placement transaction pursuant to the definitive share subscription agreement with Good Luck Information. The Company received 356.04342 bitcoins and US$11.5 million in cash from Good Luck Information, and issued 85,572,963 newly issued Class A ordinary shares to Good Luck Information. Good Luck Information has agreed to subject all the shares it or its affiliate will acquire in the transaction to a contractual lock-up restriction for 180 days after the closing. Good luck Information is controlled by Mr. Man San Vincent Law, a founder of the Company. Upon closing, Good Luck Information holds 16.6% of the Company’s issued and outstanding ordinary shares.

Subscription for Shares of Loto Interactive Limited

In January 2021, the Company entered into a share subscription agreement, pursuant to which the Company conditionally agreed to subscribe for 169,354,839 shares of Loto Interactive Limited (HKEX: 08198), or Loto Interactive, at a price of HK$0.62 per share for a total consideration of approximately HK$105 million (approximately US$13.5 million) in cash.

Loto Interactive and its subsidiaries are principally engaged in the provision of data analysis and storage services, distribution of mobile gaming and the money lending business in Hong Kong. Loto Interactive currently runs three big data centers and offers a comprehensive set of services, including premises, hardware support, power supply, ancillary supervision and management services. The customers of Loto Interactive's big data centers are mainly engaged in cryptocurrency mining business. Concurrently with the Company's entering into the share subscription agreement, Loto Interactive has entered into an acquisition agreement, pursuant to which it has agreed to acquire the remaining equity interests in its indirectly held subsidiary, Ganzi Changhe Hydropower Consumption Service Co., Ltd, or Ganzi Changhe, from two sellers for a total consideration of approximately RMB88.2 million (approximately US$13.6 million) in cash. Upon completion of the transactions contemplated by the acquisition agreement, Loto Interactive expects to own 100% of the equity interests in Ganzi Changhe. Ganzi Changhe was incorporated in 2019 and has access to a total power capacity of approximately 300,000 kW.

The Company has fully paid the consideration at the end of March 2021. The Company’s equity share in Loto Interactive has increased to 54.2% and Loto Interactive has become a subsidiary of the Company.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

22.  SUBSEQUENT EVENTS (continued)

Acquisition of BTC.com Businesses

In February 2021, the Company entered into a share exchange agreement with Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”), a Cayman Islands company, pursuant to which the Company agreed to issue an aggregate of 44,353,435 Class A ordinary shares of the Company to Blockchain Alliance at the first closing, which shares represent approximately 10% of the Company’s outstanding shares as of January 31, 2021, in exchange for the entire outstanding share capital of Blockchain Alliance Technologies Limited held by Blockchain Alliance after the reorganization. The first closing of the transactions contemplated by the share exchange agreement is subject to certain closing conditions, which include, among others, the transfer to the Company of the entire mining pool business of Bitdeer Technologies Holding Company (“BitDeer”) operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”). The first closing is expected to occur on or before April 15, 2021. The Company and Blockchain Alliance also agreed that, if the BTC.com Pool Businesses record net operating profit in the fiscal year ending December 31, 2021, the Company shall issue additional Class A ordinary shares to Blockchain Alliance at par value. Assuming such net operating profit is no less than US$20 million, a maximum of 22,176,718 additional Class A ordinary shares shall be issuable, which additional Class A ordinary shares represent approximately 5% of the Company’s outstanding shares as of January 31, 2021. If the BTC.com Pool Businesses record net operating loss in the fiscal year ending December 31, 2021, the Company shall be entitled to repurchase certain Class A ordinary shares held by Blockchain Alliance at par value. Assuming such net operating loss is no less than US$10 million, a maximum of 4,435,344 Class A ordinary shares shall be subject to such repurchase arrangement, which Class A ordinary shares represent approximately 1% of the Company’s outstanding shares as of January 31, 2021.

The BTC.com Pool Businesses offer a one-stop mining experience for users. Users can search and browse real-time blockchain information through BTC.com and manage their cryptocurrency mining business through the BTC.com Pool website or app. In addition, users can save the cryptocurrencies that they have mined in the BTC.com cryptocurrency wallet. BTC.com Pool is a multi-currency integrated mining pool established in 2016 that has a hash rate of around 17 EH/s and supports various cryptocurrencies, including BTC, BCH, ETH and LTC. Blockchain Alliance has agreed to subject the Class A ordinary shares that it receives in the abovementioned transactions to agreed lock-up periods in accordance with the share exchange agreement. BitDeer is the parent company of Blockchain Alliance. BitDeer's biggest beneficially owner is Mr. Wu Jihan, BitDeer's chairman. As of the date of this report, the transaction is still in progress.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

22.  SUBSEQUENT EVENTS (continued)

Changes to Company Names and Ticker Symbol

In March 2021, a majority of the Company’s board of directors resolved to change the Company’s (i) English name to “BIT Mining Limited”, or the English Name Change, subject to shareholder approval being received for the English Name Change, (ii) Chinese business name to “比特矿业,” and (iii) ticker symbol to “BTCM.” Pursuant to our Second Amended in March 2021, a majority of the Company’s board of directors resolved to change the Company’s (i) English name to “BIT Mining Limited”, or the English Name Change, subject to shareholder approval being received for the English Name Change, (ii) Chinese business name to “比特矿业,”and (iii) ticker symbol to “BTCM.” Pursuant to the Company’s Second Amended and Restated Articles of Association, the English Name Change needs to be adopted by a Special Resolution at a general meeting of shareholders. For the purpose of seeking such shareholder approval, a majority of the board also resolved to call an extraordinary general meeting of shareholders to consider the English Name Change. On March 19, 2021, the Company announced to hold an extraordinary general meeting of shareholders on April 8, 2021 to consider and, if thought fit, pass the following resolutions: (i) as a special resolution that the English name of the Company be changed to “BIT Mining Limited”; and (ii) as an ordinary resolution that the authorised share capital of the Company be increased to US$100,000 divided into 1,600,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 900,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each and 100,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each. On the same date, the Company also announced its decision to relocate its headquarters from Shenzhen to Singapore. On April 12, 2021, the Company announced that at an extraordinary general meeting, held on April 8, 2021, the Company’s shareholders passed a special resolution to change the English name of the Company to “BIT Mining Limited” effective as of April 8, 2021. As of the date of this report, the Company’s ADSs, each representing the right to receive ten (10) Class A ordinary shares of the Company, are listed on the NYSE under the ticker symbol “WBAI.” The Company’s ADSs are expected to begin trading under the Company’s new English name “BIT Mining Limited” and its new ticker symbol “BTCM” effective at the opening of trading on Tuesday, April 20, 2021.

Acquisition of a 7-nanometer Mining Machine Manufacturer

In April 2021, the Company entered into a share exchange agreement ("Share Exchange Agreement") with shareholders (the "Selling Shareholders") of Bee Computing (HK) Limited (“Bee Computing”). Pursuant to the Share Exchange Agreement, the Company expects to issue an aggregate of 45,825,530 of its Class A ordinary shares valued at US$2.182 per share, corresponding to US$21.82 per ADS (based on the ratio of ten ordinary shares per ADS), representing a consideration of US$100 million in aggregate, to the Selling Shareholders and research and development team members, in exchange for the total issued share capital of Bee Computing. The 45,825,530 Class A ordinary shares represent approximately 8.18% of the Company’s total outstanding share capital as of March 31, 2021. The price of US$21.82 per “ADS” is based on the volume weighted average price of the twenty trading days prior to the date of the Share Exchange Agreement. This transaction is subject to the completion of certain conditions precedent to the closing of the transaction, including Bee Computing’s satisfactory completion of certain reorganization steps and other required closing conditions. There can be no assurance that the closing conditions will be satisfied, or that the proposed transaction will be consummated.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

22.  SUBSEQUENT EVENTS (continued)

Acquisition of a 7-nanometer Mining Machine Manufacturer (continued)

Pursuant the Share Exchange Agreement, the Company shall, subject to customary conditions, issue at the first closing an aggregate of 16,038,930, or US$35 million worth, of its Class A ordinary shares to the Selling Shareholders. The first closing is expected to occur in the second quarter of 2021. Subject to satisfaction of the following milestones, the Company shall issue at the subsequent closing an aggregate of 29,786,600, or US$65 million worth, of its Class A ordinary shares to Selling Shareholders and research and development team members:

1)	Continuous mass-production of bitcoin mining machines incorporated with 7-nanometer application specific integrated circuits (“ASICs”);
2)	Development and mass-production of new generation of bitcoin mining machines incorporated with 7-nanometer ASICs;
3)	Successful development of high-performance and mass-producible ETH ASIC mining machines;
4)	Successful development of high-performance and mass-producible LTC ASIC mining machines.

The Company’s Class A ordinary shares issued pursuant to the Share Exchange Agreement shall be subject to an agreed lock-up period. Bee Computing was established in 2018 and specializes in the development and manufacture of cryptocurrency mining chips and mining machines for different cryptocurrencies, including BTC, ETH, and LRC. Bee Computing has invested more than US$35 million in research and development since its inception. In 2019, Bee Computing launched a bitcoin mining machine incorporating 7-nanometer ASICs co-developed with MediaTek Inc., the largest IC design company in Asia, manufactured by Taiwan Semiconductor Manufacturing Company, the world’s leading third-party foundry, and tested and packaged by ASE Technology Holding Co., Ltd., the world’s largest semiconductor testing company, who is also a major investor of Bee Computing.

The Company purchased Bee Computing's bitcoin mining machines incorporating 7-nanometer ASICs on February 2, 2021, and the mining machines are expected to be delivered by the end of April 2021. The company plans to invest no less than US$30 million in Bee Computing to develop cryptocurrency mining chips and mining machines after first closing.

Appointment of Director and Initiative to Enhance Shareholding Structure

Effective as of April 5, 2021, the Company's Board of Directors has appointed Mr. Man San Vincent Law as its Executive Director, and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a company wholly-owned by Mr. Law. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 17.66% to approximately 60.28% (based on the Company’s total outstanding share capital as of March 31, 2021 and assuming issuance of all shares under the Share Exchange Agreement). The following is a summary of the key terms associated with the Preference Shares.

1)	The voting power of each Preference Share is equal to that of 10,000 Class A ordinary shares of the Company, subject to proportional reduction commensurate with the number of Class A ordinary shares beneficial owned by Good Luck;
2)	The Preference Shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs;
3)	The Preference Shares are not entitled to receive dividends;

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

22.  SUBSEQUENT EVENTS (continued)

Acquisition of a 7-nanometer Mining Machine Manufacturer (continued)

4)	If Good Luck transfers the Preference Shares to a third party which is not an affiliate of Good Luck, or when Good Luck ceases to be controlled by any person holding executive office in or being a member of the board of director of the Company, Class A Preference Shares shall cease to have any voting right and
5)	If Mr. Law ceases to serve as a director of the Company, the Company shall be entitled to redeem the Class A Preference Shares at the original subscription price.

The Company received the consideration of US$65,000 and issued 65,000 Class A preference shares to Good Luck on April 7, 2021.

Mr. Man San Vincent Law is a major founder of the Company. He has served as a Senior Adviser of Loto Interactive Limited since 2017. From 2001 to 2015, Mr. Law served as the Company’s chief executive officer and was chairman of the Company’s board of directors from 2001 to 2017.

Material Loans entered by the Company

In January 2021, for the purpose of acquisition, the Company entered into a loan agreement with Shanghai Bank, to borrow the overseas loan for a period of six months, with an amount of HKD173.4 million and a fixed interest rate of 6MHIBOR+200BPs per annum. The Company’s cash deposits in the amount of RMB155 million has been pledged under the loan. In March 2021, part of the loan in the amount of HKD15.6 million has been repaid.

In January 2021, the Company entered into a loan agreement to borrow RMB8 million for no more than three months, with a fixed interest rate of 6% per annum. In March 2021, part of the loan in the amount of RMB5 million has been repaid.

In January 2021, the Company further entered into loan agreements to borrow RMB 10 million and HKD 11 million, respectively, for no more than three months, with a fixed interest rate of 6% per annum. As of the date of this annual report, both loans have been fully repaid.

In March 2021, the Company, entered into a loan agreement and a pledge agreement for one year, pursuant to which the lender agreed to lend to the Company funds equal to 70% of the current fair market value (the “Loan-to-Value Ratio”) of 350.00971804 bitcoins, with a fixed interest rate of 3.25% per annum and 2% service fee. As of the date of this report, the loan principal obtained by the Company is US$14.28 million.

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

BIT MINING LIMITED (formerly, 500.COM LIMITED)

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

As of December 31, 2020, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	6,116	3,325	510
Other current assets	9,101	8,465	1,297
Amounts due from intergroup companies	515,160	470,077	72,042

Total current assets	530,377	481,867	73,849

Non-current assets:
Investment in subsidiaries and VIEs	62,087	(53,317)	(8,172)
Property and equipment, net	82	—	—

Total non-current assets	62,169	(53,317)	(8,172)

TOTAL ASSETS	592,546	428,550	65,677

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

23.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed balance sheets (continued)

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	390	840	129
Accrued expenses and other liabilities	3,139	6,752	1,035
Amounts due to intergroup companies	4,561	17,181	2,633

Total current liabilities	8,090	24,773	3,797

TOTAL LIABILITIES	8,090	24,773	3,797

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2019 and 2020; 420,001,792 and 430,127,692 shares issued and outstanding as of December 31, 2019 and 2020, respectively	145	151	22
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2019 and 2020; 10,000,099 and 99 shares issued and outstanding as of December 31, 2019 and 2020, respectively	6	—	—
Additional paid-in capital	2,547,293	2,602,883	398,909
Treasury shares	(143,780)	(143,780)	(22,035)
Accumulated other comprehensive income	141,484	128,441	19,684
Accumulated deficit and statutory reserve	(1,960,692)	(2,183,918)	(334,700)

Total shareholder’s equity	584,456	403,777	61,880

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	592,546	428,550	65,677

BIT MINING LIMITED (formerly, 500.COM LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and United States dollars (“US$”) and EUR, except for number of shares and per share (or ADS) data)

23.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Net revenues	—	—	—	—
Operating expenses:
Sales and marketing	(1,784)	(57)	(30)	(5)
General and administrative	(177,455)	(29,437)	(57,542)	(8,819)

Total operating expenses	(179,239)	(29,494)	(57,572)	(8,824)

Operating loss	(179,239)	(29,494)	(57,572)	(8,824)
Interest income	2	122	237	36
Equity in loss of subsidiaries and VIEs	(272,436)	(621,896)	(165,891)	(25,423)

Loss before income tax	(451,673)	(651,268)	(223,226)	(34,211)

Net loss	(451,673)	(651,268)	(223,226)	(34,211)

Other comprehensive income
Foreign currency translation gain (loss)	21,685	7,734	(11,825)	(1,812)
Share of other comprehensive loss from an equity method investee	—	(3,986)	(1,218)	(187)
Comprehensive loss	(429,988)	(647,520)	(236,269)	(36,210)

Condensed statements of cash flows

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Net cash used in operating activities	(91,547)	(29,759)	(17,685)	(2,710)
Net cash used in investing activities	(56,941)	(58,359)	(13,028)	(1,997)
Net cash provided by financing activities	159,456	81,693	28,213	4,324
Effect of exchange rate changes on cash and cash equivalents	66	203	(291)	(45)
Net increase (decrease) in cash and cash equivalents	11,034	(6,222)	(2,791)	(428)
Cash and cash equivalents at beginning of the year	1,304	12,338	6,116	938
Cash and cash equivalents at end of the year	12,338	6,116	3,325	510

BIT MINING LIMITED (formerly, 500.COM LIMITED)

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