Form 20-F
period 2021-12-31
BIT Mining Ltd
filed 2022-04-07
CIK 1517496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

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

Units 813 & 815, Level 8, Core F,

Cyberport 3, 100 Cyberport Road,

Hong Kong

(Address of Principal Executive Offices)

Qiang Yuan, Chief Financial Officer

Units 813 & 815,Level 8, Core F,

Cyberport 3, 100 Cyberport Road,

Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities and Exchange Act of 1934:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.00005 per share* American Depositary Shares, each representing ten (10) Class A ordinary shares	BTCM	New York Stock Exchange*

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

710,078,070 Class A ordinary shares , 65,000 Class A preference shares and 99 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2021.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents ten (10) Class A ordinary shares;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“consolidated affiliated entities” refers to the former consolidated affiliated entities of our Company, namely,
o	Lhasa Yicai Network Technology Co., Ltd., or Lhasa Yicai, which was disposed of by the Company on January 8, 2021,
o	Hainan Jingli Network Technology Co., Ltd., or Hainan Jingli, which was disposed of by the Company on July 23, 2021,
o	Shenzhen E-Sun Sky Network Technology Co., Ltd., or E-Sun Sky Network, which was disposed of by the Company on July 23, 2021,
o	Shenzhen E-Sun Network Co., Ltd., or E-Sun Network, which was disposed of by the Company on July 23, 2021,
o	Shenzhen Kaisheng Jinfu Enterprise Management Co., Ltd., or Shenzhen Kaisheng, which was disposed of by the Company on July 23, 2021,
o	Shenzhen Guangtiandi Science and Technology Co., Ltd., or Guangtiandi Technology, which was disposed of by the Company on July 23, 2021,
o	Shenzhen Yicai Network Technology Co., Ltd., or Shenzhen Yicai,which was disposed of by the Company on July 23, 2021,
o	Shenzhen Youlanguang Science and Technology Co., Ltd., or Youlanguang Technology, which was disposed of by the Company on July 23, 2021, and
o	other intermediate holding companies.
●	“ordinary shares” are to our ordinary shares, par value US$0.00005 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$” and “U.S. dollars” are to the legal currency of the United States;
●	“EUR” are to the legal currency of the European Union; and
●	“We,” “us,” “our company,” “our,” “the Group” or “the Company” are to BIT Mining Limited, its predecessor entities and its consolidated affiliated subsidiaries.

Our business is primarily conducted in Hong Kong, the United States and Kazakhstan, and all of our revenues have been denominated in U.S. dollars since the third quarter of 2021, to reduce the impact of increased volatility of the U.S. dollar to  Renminbi exchange rate on the Company's reported operating results. The Company believes that alignment of the reporting currency with underlying operations will better depict the Company's results of operations for each period. The related financial statements prior to July 1, 2021 have been recast to U.S. dollars as if the financial statements originally had been presented in U.S. dollars since the earliest period presented.

Our ADSs are listed on the NYSE under the Company's English name "BIT Mining Limited," and its ticker symbol "BTCM." Before April 20, 2021, our ADSs were listed on the NYSE under the Company's former English name "500.com Limited" and its former ticker symbol "WBAI."

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.

Our blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where we operate, such as the United States, Hong Kong and Kazakhstan. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China (the “PBOC”), Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued “Announcement on Preventing Token Fundraising Risks” on September 4, 2017, prohibiting all organizations and individuals from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the PRC State Council called for the need to resolutely control financial risks and crack down on cryptocurrency mining and trading activities. On June 18, 2021, the “Notice of the Sichuan Provincial Development and Reform Commission and the Sichuan Provincial Energy Administration on the Cleanup and Shutdown of Virtual Currency Mining Projects” required electricity companies within Sichuan Province to close down power supply to businesses involved in cryptocurrency mining. On June 19, 2021, Ganzi Changhe received notice from the Local Power Supplier informing Ganzi Changhe that the power supply of its data center would be suspended, effective on the same day. On June 21, 2021, we terminated the operations of our two data centers in Sichuan according to the written notice from the Local Power Supplier. Our operations in Sichuan, including Ganzi Changhe, generated revenue of approximately US$11.4 million, representing approximately 2.6% of our total revenues for the second quarter of 2021. Furthermore, on June 21, 2021, the PBOC was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the “Guarding Against Bitcoin Risks” and the “Announcement on Preventing Token Fundraising Risks” and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business.

We had begun the development of our international operations before these recent regulatory and policy developments in China. In light of these developments in China, we have migrated our cryptocurrency operations to international markets. We may be subject to restrictions relating to the transfer of cryptocurrency mining machines out of China, as China has recently strengthened regulations on exports of goods, technology and services. Specifically, for computers and related components used in cryptocurrency mining machines, exporting enterprises should carefully evaluate whether the mining machines, their components, and any data or information contained therein are subject to export restrictions, and therefore are required to go through relevant export licensing procedures before such mining machines can be transported out of China. The relevant restrictions that apply to the transfer of cryptocurrency mining machines by us include, but are not limited to, the Catalogue of Goods Prohibited from Export, the Catalogue of Goods Subject to Export License Management, the Catalogue of Technologies Prohibited from Export and Restricted from Export in China, the Catalogue for the Administration of Import and Export Licenses of Dual-use Items and Technologies, and other applicable export control catalogues and lists. In addition, since most of our mining machines are second-hand equipment, we may also be required to evaluate, inspect and dispose of the relevant stored information or data to comply with relevant data security regulations before moving such machines to markets outside China. If we are deemed to have violated export restrictions or data security regulations in China or otherwise become subject to government interferences, we might still subject to administrative penalties or criminal investigation by relevant government authorities.

We have recently adopted the development strategy to focus on the expansion of our blockchain and cryptocurrency mining operations to international markets. On September 22, 2021, we entered into the Ohio Mining Site Agreements with Viking Data Centers to jointly invest in the Ohio Mining Site with access to power capacity of up to 85 megawatts. In October 2021, we increased our investment in the Ohio Mining Site and brought its total planned power capacity up to 150 megawatts. As of the date of this annual report, we have completed the migration of all of our Bitcoin mining machines primarily to the United States and, to a lesser extent, Kazakhstan. However, we cannot assure you that the government authorities in these international markets will not adopt new laws and regulations in the future to restrict blockchain and cryptocurrency business.

Some jurisdictions, including China, restrict various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange, the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies, the provision of trading and other services related to cryptocurrencies by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on cryptocurrencies. We cannot assure you that these jurisdictions will not enact new laws or regulations that further restrict activities relate to cryptocurrencies.

In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use cryptocurrencies mined by us to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect and prevent all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

Due to the environmental-impact concerns related to the potential high demand for electricity to support cryptocurrency mining activity, political concerns, and for other reasons, we may be required to cease mining operations without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement. For example, due to the most recent power shortage and political unrest in Kazakhstan, we temporarily suspended mining activities in Kazakhstan. We are still reevaluating our prospects there, but currently do not plan to carry out any joint construction of a new data center in that country.

Any such government action or anticipated action could have a negative impact not only on the value of existing miners owned by us, but on our ability to purchase new miners and their prices. Such government action or anticipated action could also have a deleterious impact on the price of cryptocurrencies. At a minimum, such events could result in an increase in the volatility of the price of the cryptocurrencies and value of miners owned by us. Moreover, if we discontinue mining operations in one location in response to such government action or anticipated action, we likely would transfer miners to another location. However, this process would result in costs associated with the transfer to be incurred by us, as well as the transferred miners being off-line and not able to mine cryptocurrencies for some time. Our business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulatory and policy environment in in the markets where we operate our blockchain and cryptocurrency mining operations.

Any failure to obtain or renew any required approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications in order to operate our cryptocurrency mining business. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations at the mining facilities or data centers that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.

We have adopted the development strategy to focus on the expansion of our blockchain and cryptocurrency mining operations in international markets, and have established, and plan to establish cryptocurrency mining data centers in Hong Kong and the United States. As such, we are subject to regulations applicable to operators of cryptocurrency mining business and data processing business in these jurisdictions. We have obtained relevant governmental approval and license required for our data center operations in these jurisdictions. However, we cannot assure your that we will be able to maintain or renew the required government approval, permit, licenses for our proposed operations on commercially reasonable terms and in a timely manner or at all. Failure to maintain or renew these government approval, permit or licenses for our international operations may cause us to suspend or terminate our data center operations in such jurisdictions, and may subject us to regulatory investigations or legal proceedings and fines in these jurisdictions, which could disrupt our international operations and materially and adversely affect our business, financial condition and results of operations.

More broadly, we cannot assure you that we will be able to fulfill all the conditions necessary to obtain the required government approvals in the jurisdictions where we operate, or that relevant government officials in these jurisdictions will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations or policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of administrative resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement, or for no discernible reason at all. If we are unable to obtain, or experience material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, results of operations and/or financial condition.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Additionally, the SEC’s views in this area have evolved over time, and it is difficult to predict the direction or timing of any continuing evolution. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum, in their current form, are securities. However, Bitcoin and Ethereum are the only digital assets as to which senior officials at the SEC have publicly expressed such a view. Such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset, such as Dogecoin. With respect to all other digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while other foreign jurisdictions have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.”

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (“ATS”), in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements. We have mined cryptocurrencies other than Bitcoin and Ethereum, and we received other types of cryptocurrencies, including Dogecoin, as commissions of our mining pool operation. The likely status of these cryptocurrencies as securities could limit distributions, transfers, or other actions involving such cryptocurrencies, including mining, in the United States.

We have adopted risk-based policies and procedures to analyze whether the digital assets that we mine, hold and sell for our own account could be deemed to be a “security” under applicable laws. Our policies and procedures do not constitute a legal standard, but rather represent our management’s assessment, based on advice of our securities counsel, regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a digital asset currently held by us is a “security” under applicable laws. If the digital assets mined and held by us are deemed as securities, it could limit distributions, transfers, or other actions involving such digital assets, including mining, in the United States. For example, the distribution of cryptocurrencies to miners under our mining pool business could be deemed to involve an illegal offering or distribution of securities subject to U.S. federal or state law. In addition, miners on cryptocurrency networks could, under certain circumstances, be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act. This could require us or our customers to change, limit, or cease mining operations, register as broker-dealers and comply with applicable law, or be subject to penalties, including fines. In addition, we could be subject to judicial or administrative sanctions for failing to sell the digital asset or distribute block rewards in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm.

Distributing digital assets in connection with our mining pool business involves risks, which could result in loss of customer assets, customer disputes and other liabilities, adversely impact our business, results of operations and/or financial condition.

In order to own, transfer and use a digital asset on its underlying blockchain network, a person must have a private and public key pair associated with a network address, commonly referred to as a “wallet.” Each wallet is associated with a unique “public key” and “private key” pair, each of which is a string of alphanumerical characters. In order for us to allocate block rewards to our mining pool customers, customers must provide us with the public key of the wallet that the digital assets are to be transferred to, and we would be required to authorize the transfer. We rely on the information provided by customers to distribute cryptocurrencies to them, and we do not have access to our customers’ private key. A number of errors can occur in the process of distributing digital assets to customers’ wallets, such as typos, mistakes, or the failure to include the information required by the blockchain network. For instance, a customer may incorrectly enter the desired recipient’s public key when withdrawing from the mining pool, which may result in the permanent and irretrievable loss of the customer’s digital assets. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business, results of operations and/or financial condition.

The loss or destruction of private keys required to access any digital assets held by us may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.

Cryptocurrencies are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. We safeguard and keep private the private keys relating to our digital assets by primarily utilizing enterprise multi-signature storage solution provided by an established third-party digital asset financial services platform.

To the extent that any of the private keys relating to our wallets containing digital assets held by us is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access digital assets held in the related wallet. Furthermore, as currently our digital wallet is maintained by a third-party digital asset financial services platform, we cannot provide assurance that our wallet will not be hacked or compromised, or that any information leakage and data security breach of such platform will not compromise the security of our digital wallet. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our digital assets could subject us to significant financial losses, and we may be unable to distribute mining rewards to customers of our mining pool services, or adequately compensate our customers for damages caused by such security breach. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business, results of operations and/or financial condition.

We may incur significant compliance costs if we are required to register as a money services business under the regulations promulgated by the Financial Crimes Enforcement Network under the authority of the U.S. Bank Secrecy Act, or otherwise under U.S. state laws.

We are in the process of expanding our cryptocurrency operation into the United States, including completing the Ohio Mining Site. To the extent that our operations in United States cause us to be deemed a money services business under the regulations promulgated by the Financial Crimes Enforcement Network (“FinCEN”) under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. To the extent that our operations cause us to be deemed a “money transmitter” or equivalent designation, under state law in any U.S. state in which we plan to operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, and may affect an investment in our securities in a materially adverse manner. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses and money transmitters. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may have to leave a particular U.S. state or the United States completely. Any such action would be expected to materially adversely affect our operations.

Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act of 1940, as amended, and we may incur substantial losses and become subject to such act as a result.

We believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act of 1940, as amended (the “Investment Company Act”), a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. Furthermore, as of the date of this annual report, we have disposed of our lottery-related business in China, and the lottery-related affiliated entities have been deconsolidated and their financial results will no longer be included in our consolidated financial statements for the third quarter of 2021 following the termination of the VIE structures.

As a result of our investments and our cryptocurrency mining activities, including investments in which we do not have a controlling interest, and the disposal of our lottery-related business in China, the investment securities we hold could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an inadvertent investment company. The cryptocurrency we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own, acquire or mine are securities.

An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. As of September 30, 2021, we do not believe we are an inadvertent investment company, however this issue has not been resolved by SEC rules or regulations. For us, any grace period would be unknown until further clarifications from or regulations by the SEC concerning cryptocurrency treatment. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and cryptocurrency on hand or liquidating our investment securities or cryptocurrency or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

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

Current and future legislation and the SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are treated for classification and clearing purposes. The SEC’s July 25, 2017 Report expressed its view that digital assets may be securities depending on the facts and circumstances. As of the date of this annual report, we are not aware of any rules that have been proposed to regulate cryptocurrencies as securities. We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the applicable U.S. federal or state laws. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Furthermore, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in substantial additional expenses, and the failure to complete the required registration would have a materially adverse impact to conduct our operations. In addition, on May 21, 2021, the Financial Stability and Development Committee of the PRC State Council called for the need to resolutely control financial risks and crack down on cryptocurrency mining and trading activities. As advised by our PRC counsel, JunZeJun Law Offices, the PRC government may take the view that cryptocurrency mining and trading is a form of financial or investment activity, and in the event that we are classified as an investment company under the Investment Company Act, we may face additional regulatory scrutiny from the PRC government.

We do not maintain insurance for our digital assets, which may expose us and our shareholders to the risk of loss of our digital assets, and there will be limited rights of legal recourse available to us to recover our losses.

We do not maintain insurance for the digital assets held by us. Banking institutions will not accept our digital assets, and they are therefore not insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Therefore, we may suffer loss with respect to our digital assets which is not covered by insurance, and we may not be able to recover any of our carried value in these digital assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business, results of operations and share price may be adversely affected.

A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

We are required to assess the effectiveness of our disclosure controls and procedures and internal control over financial reporting. In addition, our independent registered public accounting firm has conducted an audit of our internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm identified a material weakness as of December 31, 2021, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB.

The material weakness that was identified relates to inadequate maintenance and implementation of controls over the accounting and valuation of certain aspects of business combinations and asset acquisition involving significant estimates.

Following the identification of this material weakness, our management commenced implementation of a remediation plan. For details, see “Item 15. Controls and Procedures — Remediation.” We have implemented and are continuing to implement a number of measures to address the material weakness identified. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting. We will continue to update and implement these measures.

In documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Doing Business in China

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business, and cause the value of our securities to significantly decline or become worthless.

As our remaining operations in China primarily involve the provision of administrative supports to our cryptocurrency mining business outside China, as well as internal information technology services to our operating entities and mining pools outside China, we may still be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in value-added telecommunications services and other industry sectors set out in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Edition). Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, and the government-led cybersecurity reviews of certain companies with VIE structure, may lead to additional regulatory review in China over our financing and capital raising activities in the United States.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator, as defined by “The Security Protection Regulations for Critical Information Infrastructure,” effective September 1, 2021, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. The PRC Cybersecurity Law also establishes more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The PRC Cybersecurity Law contains an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in China. The PRC Cybersecurity Law emphasizes requirements for network products, services, operations and information security, as well as monitoring, early detection, emergency response and reporting. On January 4, 2022, the CAC announced the adoption of the Cybersecurity Review Measures, and effective February 15, 2022, online platforms and network providers possessing personal information of more than one individual million user must undergo a cybersecurity review by the CAC when they seek listing in foreign markets. Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC (“PIPL”), which will become effective from November 1, 2021, and requires general network operators to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such information can be transferred out of China.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement requesting additional disclosures from offshore issuers with China-based operating companies before their registration statements will be declared effective, including detailed disclosure related to VIE structures and whether the VIE and the issuer, when applicable, received or were denied permission from the PRC authorities to list on U.S. exchanges and the risks that such approval could be denied or rescinded. On August 1, 2021, the CSRC stated in a statement that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of PRC companies and the recent regulatory development in the PRC, and that the securities regulators in both countries should strengthen communications on regulating China-related issuers.

Prior to the disposal of our lottery-related business in China in July 2021, we collected and processed personal, transactional and behavioral data. As of the date of this annual report, we have disposed of our lottery-related business and suspended the operations of our data centers in China, and have migrated our cryptocurrency mining business to international markets. Our remaining operations in China do not involve the processing of any significant amount of personal information. Our PRC legal counsel, JunZeJun Law Offices, has advised us that, in light of the recent changes in our corporate structure and business operations, in particular with respect to the facts that we do not operate online platforms that process personal information of more than one million individual users, and that we have ceased registering new mining pool customers from China and retired accounts of existing mining pool customers from China for our mining pool business, we should not be required to undergo the CAC review for any offering we or the selling shareholders may make under this annual report and any applicable annual report supplement. However, we cannot assure you that the PRC regulatory authorities will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance, or that if we are required to obtain such clearance, such clearance can be timely obtained, or at all. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, including offerings under this registration statement and any accompanied annual report supplement, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, such as us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.

Our efforts to adjust our corporate structure and business operations, including the termination of our previous VIE structures and the exit of our mining pool business from China, may not be completed in a liability-free manner, and we may still be subject to cybersecurity review by the CAC, or deemed to be in violation of PRC laws regulating our industry and operations.

In light of the recent statements by the Chinese government indicating its intention exert more oversight and control over overseas offerings of China-based companies, the CAC review for certain data processing operators in China, and restrictions imposed by the PRC government relating to cryptocurrency mining business, we have adjusted, and may continue to adjust our business operations in the future, to comply with PRC laws regulating our industry and our business operations. However, such efforts may not be completed in a liability-free manner or at all.

Due to restrictions over foreign investment in lottery and IDC services, we previously maintained VIE structure with respect to our lottery-related business in China and certain of our data processing services in connection with our cryptocurrency mining business previously conducted in China. As of the date of this annual report, we have terminated all of our VIE structures with our lottery-related affiliated entities and Zhejiang Keying. Since June 2021, we have also suspended the operations of data centers in China. The lottery-related affiliated entities have been deconsolidated and their financial results have no longer been included in our consolidated financial statements in the third quarter of 2021 since the termination of the VIE structures. The lottery-related affiliated entities contributed US$1.1 million and US$0.4 million in 2020 and the three months ended March 31, 2021, accounting for 31.6% and 13.6 % of our total revenue for the periods, respectively. In addition, the lottery-related entities incurred a net loss of US$9.3 million and US$0.8 million for 2020 and the three months ended March 31, 2021, respectively. As of March 31, 2021, total assets held by the lottery-related affiliated entities represented US$14.3 million, or 7.2%, of our total assets, and net debt held by the lottery-related affiliated entities was US$35.0 million. In October 2021, in light of change in regulatory environment in China, we began to cause our mining pool subsidiary, BTC.com to exit the China market, cease registering new mining pool customers from China and retire the accounts of existing mining pool customers in China in an orderly manner.

We cannot assure you that the disposal of the lottery-related affiliated entities and unwinding of the related VIE structures in China, or the discontinuation of our mining pool operation in China, will not give rise to dispute or liability, or that such disposal, unwinding and discontinuation of operations will not adversely affect our overall results of operations and financial condition. In February 2022, the then subsidiaries of Zhejiang Keying deregistered their the respective IDC licenses, and Zhejiang Keying completed the transfer of equity interests of its then subsidiaries to Loto Shenzhen. In the same month, we completed the formal SAIC registration of the disposal of the subsidiaries under the former variable interest entity structure. During the process of disposing of the lottery-related affiliated entities and the unwinding of the related VIE structures in China, including the VIE structure of Zhejiang Keying, and after such process is completed, we cannot guarantee that we will not continue to be subject to PRC regulatory inspection and/or review relating to cybersecurity, especially when there remains significant uncertainty as to the scope and manner of the regulatory enforcement. If we become subject to regulatory inspection and/or review by the CAC or other PRC authorities, or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. The discontinuation of operations of BTC.com in China and in particular, the retirement of accounts of existing mining pool customers in China, may give rise to user complaints or dispute claims against us, which could divert a significant amount of managerial attention and other resources from our business and operations, and require us to incur significant expenses. We may also be subject to fines or other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

Our ADSs could still be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCA Act if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China, and the delisting and cease of trading our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States.

Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2021 have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is a firm registered with the PCAOB, and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. MaloneBailey, LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

However, our audit work was carried out by MaloneBailey, LLP with the collaboration of its China-based offices. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Our ADSs could still be delisted and prohibited from being traded over-the-counter under the HFCA Act determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to determine, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation measures, which require us to identify, in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work. If the SEC determines that we have three consecutive non-inspection years, the SEC will issue stop order to prohibit the trading of our ADSs on any U.S. stock exchange or over-the-counter market.

The PCAOB's inability to conduct inspections in China or Hong Kong prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors with presence in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible delisting from the NYSE, cessation of trading in over the counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADSs trading in the United States.

The PRC government has significant and arbitrary influence over companies with China-based operations by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, abruptly change relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our remaining operations in China at any time, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or become worthless.

We currently maintain operations in China primarily for the provision of administrative supports to our cryptocurrency mining business outside China, as well as the provision of internal information technology services to our operating entities and mining pools outside China. The PRC government has significant and arbitrary influence over China-based operations of any company by allocating resources, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. The PRC government may also amend or enforce existing rules and regulation, or adopt ones, which could materially increase our compliance cost, abruptly change the relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our remaining operations in China at any time. In addition, the PRC regulatory system is based in part on government policies and internal guidance, some of which are not published on a timely basis or at all, and some of which may even have a retroactive effect. We may not be aware of all non-compliance incidents at all time, and may face regulatory investigation, fines and other penalties as a result. As a result of the changes in the industrial policies of the PRC government, including the amendment to and/or enforcement of the related laws and regulations, companies with China-based operations, including us, and the industries in which we operate, face significant compliance and operational risks and uncertainties. For example, on July 24, 2021, Chinese state media, including Xinhua News Agency and China Central Television, announced a broad set of reforms targeting private education companies providing after-school tutoring services and prohibiting foreign investments in institutions providing such after-school tutoring services. As a result, the market value of certain U.S. listed companies with China-based operations in the affected sectors declined substantially. On August 30, 2021, the PRC government imposed restrictions over the provision of online gaming services to minors, aiming at curbing excessive indulgence in online gaming and protecting minors’ mental and physical health, which could adversely affect the development of the online gaming industry in China. The PRC government has also imposed severe restrictions over the operations of cryptocurrency business, which changed the entire industry landscape in China. See “—It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.” In addition, the National Development and Reform Commission of China may classify cryptocurrency mining operations as an industry to be eliminated. We have adopted a development strategy to focus on expansion of our blockchain and cryptocurrency mining operations in international markets, and have adjusted our business operations in China, including the termination of the operations of our data centers in China. As of the date of this annual report, we are not aware of any similar regulations that may be adopted to significantly curtail our remaining non-revenue generating operations in China. However, if such other adverse regulations or policies are adopted in China, our remaining operations in China will be materially and adversely affected, and we may have to cease our administrative supports and internal information technology services from China to our international cryptocurrency mining business, and relocate our offices and certain assets to international markets outside China, which may significantly disrupt our international operations and adversely affect our business, financial condition and results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.

We are an offshore holding company incorporated in the Cayman Islands, with limited operations in China. To the extent necessary, we may make loans to our PRC subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations with the National Development and Reform Commission, or the NDRC, and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (1) direct or indirect use for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (2) direct or indirect use for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (3) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (4) the payment of the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from any offering of our securities under this registration statement and any accompanied annual report supplement, and capitalize or otherwise fund our PRC operations may be negatively affected.

We have changed our business model a few times during the last few years, which makes it difficult to evaluate our business.

In recent years, we have begun new lines of businesses and suspended or disposed of existing lines of businesses. Since announcing our entry into the cryptocurrency industry in December 2020, we have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, (iv) acquire a 7-nanometer mining machine manufacturer to unfurl a comprehensive approach to cryptocurrency mining, and (v) jointly invest in the development of a cryptocurrency mining data center in Ohio with power capacity of 150 megawatts in aggregate.

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

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19, in China. In March 2020, the World Health Organization declared COVID-19 to be a pandemic. As part of intensified efforts to contain the spread of COVID-19, governments around the world have asked residents to remain at home, to avoid public gatherings, and/or have issued shelter-in-place orders or imposed lockdowns, among other actions. COVID-19 has resulted in temporary closures of many corporate offices, retail stores, and manufacturing facilities and factories. Our business could be adversely impacted by the effects of COVID-19 or other pandemics or epidemics. The Company’s corporate headquarters and operations are currently located in Hong Kong, where any outbreak of contagious diseases and other adverse public health developments could be materially adverse on the Company’s business operations. The Company’s operations could be negatively affected if employees, users and third-party merchants are quarantined as a result of exposure to a contagious illness. COVID-19 could further adversely impact the Company’s operations in Hong Kong, the United States, and Kazakhstan and could have an adverse impact on the Company’s business, results of operations and financial condition. In 2021, COVID-19 negatively impacted logistics relating to the Company’s construction of its mine site in Ohio and caused a delay in the construction schedule. This and similar issues may continue to be caused by COVID-19, its Omicron variant, as well as any other highly transmissible variants or strains of the virus, any of which could have an adverse impact on the Company’s business, results of operations and financial condition.

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

We process our users’ personal data (including name, address, age, bank details and transaction history) as part of our business and therefore must comply with data protection laws in China. Data protection laws restrict our ability to collect and use personal information relating to our users and potential users. Notwithstanding our IT and data security and other systems, we may not be effective in detecting any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses and cybercrime. We are exposed to the risk that personal data could be wrongfully accessed and/or used, whether by employees, users or other third parties, or otherwise lost or disclosed or processed in breach of data protection laws. If we or any of the third-party service providers whom we rely on fail to transmit user information and payment details online in a secure manner or if any such theft or loss of personal user data were to otherwise occur, it could subject us to liabilities under the data protection laws or result in the loss of the goodwill of our users.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual.

As of the date of this annual report, Mr. Man San Vincent Law, our founder and executive director, owns 55.3% of the voting power of our company. As long as Mr. Law owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the NYSE Listed Company Manual. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, although we have no current intention to rely on the controlled company exemption. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We believe our trademarks, software, technology know-how and other intellectual property provide competitive advantages to us, which are important to our achievements to date and our future success. We have invested significant resources to develop our brand name and domain name, “BTC.com”, which is an important asset to us. We cannot assure you that steps taken to protect our intellectual property rights will be sufficient to prevent infringement of our intellectual property rights. If we fail to adequately protect our intellectual property rights, including our rights in our trademarks and know-how, it could have a material adverse effect on our operations.

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

Our success is dependent upon the expertise and continued service of our senior management and other key personnel. Most of our senior management team members have 20 years of experience in information technology or Internet-related industries. They are crucial to our smooth operation and continued innovation. In addition, we rely on a limited number of specialized staff members in certain areas of our IT operations where we do not receive support from external service providers. Furthermore, our ability to expand our operations to accommodate our anticipated growth will also depend on our ability to attract and retain additional personnel such as qualified risk managers, finance, management, marketing, technical and other personnel. Competition for these employees is intense due to the limited number of qualified personnel. It may be difficult for us to manage our business and meet our objectives if we fail to attract and retain such personnel and our results of operations or financial condition may be adversely affected.

We are dependent on external service providers with respect to payment and settlement processing, and the provision of faulty services by these providers could lead to financial loss and damage to our reputation.

We are dependent on cooperation with external service providers with specialist knowledge and technology for processing orders. This includes, among other things, data and voice communication, procurement, installation, further development, maintenance and servicing of hardware and software, server housing and payment processing. It is possible that one or more of the external service providers do not perform the services, or that they do not perform them in a timely and accurate manner. It is therefore possible that, due to failures or omissions by the external service providers that we have engaged, we will not be in a position to perform our own services faultlessly or on time. This could lead to revenue losses, liability for damage, and substantial damage to our reputation.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

●	changes in government policies or regulations, or their enforcement;
●	economic conditions in worldwide; and
●	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The Securities and Exchange Commission, or the Commission or the SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. Most of our operations are conducted, and most of our assets are located, outside China; however, some of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

Since announcing our entry into the cryptocurrency industry in December 2020, we have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, (iv) acquire a 7-nanometer mining machine manufacturer, to unfurl a comprehensive approach to cryptocurrency mining, and (v) jointly invest in the development of a cryptocurrency mining data center in Ohio with power capacity of 150 megawatts in aggregate. As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to continue to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. There can be no assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

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

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;
●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
●	changes in consumer demographics and public tastes and preferences;
●	the maintenance and development of the open-source software protocol of the network;
●	the increased consolidation of contributors to the bitcoin blockchain through mining pools;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;
●	general economic conditions and the regulatory environment relating to cryptocurrencies;
●	political stability of the jurisdictions where we house and operate our cryptocurrency mining machines, as any instability or unrest could lead to damage to our assets or disruption to our operations; and
●	negative consumer sentiment and perception of bitcoin specifically and cryptocurrencies generally.

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

We have leased land use rights for our mining farms in Ohio for a term of five years, which expires in September 2026. Our mining farms at the site operate and rely on high-tension electrical equipment owned by the lessor. There can be no assurance that the lessor will permit us to renew or that we will be able to negotiate terms acceptable to both our management team and the lessor. If we are unable to successfully negotiate an extension of this existing lease, we may be forced to relocate our farms to other sites.

If we are forced to relocate our mining operations, including our mining farm in Ohio, we may not be successful in identifying adequate replacement facilities to house our miners.  Even if we do identify such facilities, we may not be successful in leasing those facilities at rates that are economically viable to support our miner hosting activities. Relocating our mining farms will require us to incur costs to transition to new facilities including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new lease, de-installation at our current farms and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our miners to new facilities. If we are required to move our mining operations, our mining machines could be damaged in the course of transportation to and re-installation at their new locations; if negotiations to renew our existing leases result in unfavorable terms for our miner hosting operations, our business may suffer and the results of our operations may be adversely affected.

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

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2021, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2022 or future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Moreover, the application of the PFIC rules to digital assets and cloud computing (and transactions related thereto) is subject to significant uncertainty. Among other things, the United States Internal Revenue Service (“IRS”) has issued very limited guidance on the treatment of income from activities such as those conducted by our mining pool business.  We expect the activities of the mining pool business to be treated as generating active income, rather than passive income, and accordingly, we do not expect to be a PFIC. However, the IRS or a court may disagree with our determinations, including the treatment of our mining pool business as generating active income, the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. For any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2022 or any future taxable year.

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

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

●	we have failed to timely provide the depositary with our notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	voting at the meeting is made on a show of hands.

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

In June 2017, we acquired a 40.65% equity interest in Loto Interactive Limited, or Loto Interactive, a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), for a total consideration of approximately HK$322.2 million (US$41.3 million). Our equity stake decreased to 40.48% at the end of 2019 due to exercise of share options granted to directors and employees of Loto Interactive and was further diluted to 33.74% in October 2020 due to private placement of Loto Interactive. We  owned a 54.2% equity interest in Loto Interactive after completion of the subscription on March 31, 2021 and after the completion of the general offering, we currently own a 59.79% equity interest in Loto Linteractive. And Loto Interactive became a subsidiary of our company since March 31, 2021. Loto Interactive and its subsidiaries are principally engaged in the provision of data analysis and storage services and the money lending business in Hong Kong.

We are committed to becoming a leading cryptocurrency mining enterprise. Since announcing our entry into the cryptocurrency industry in December 2020, we have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, (iv) acquire a mining machine manufacturer, to unfurl a comprehensive approach to cryptocurrency mining, and (v) jointly invest in the development of a cryptocurrency mining data center in Ohio with power capacity of 150 megawatts in aggregate.

In January 2021, we announced that we entered into a definitive purchase agreement with certain sellers, pursuant to which we expect to issue approximately US$14.4 million worth of its Class A ordinary shares as consideration to acquire bitcoin mining machines owned by the sellers. We expect to issue 11,882,860 newly-issued Class A ordinary shares valued at US$1.21 per share, corresponding to US$12.10 per ADS (based on the ratio of ten ordinary shares per ADS), the closing trading price of our ADSs on January 8, 2021, the last trading day prior to the date of the agreement, for a total consideration of approximately US$14.4 million to acquire bitcoin mining machines owned by the sellers including such models as the S17, T17, M20s and S9. On March 15, 2021, we have announced the completion of the acquisition of bitcoin mining machines. From which transaction, we also acquired the 100% equity interest in Star Light Inc. through Fine Brand Limited, and its wholly owned subsidiaries of Skill Espot Limited and Chongqing Yusheng Information Technology Limited. As the date of this annual report, part of these mining machines are deployed and in operation in Kazakhstan and the U.S., with an aggregate theoretical hash rate capacity of 825.5 PH/s. To increase the cost efficiency of its mining business, the Company sold some low-end mining machines with a total theoretical hash rate capacity of 610.7 PH/s.

In February and August 2021, we announced that we entered into several purchase agreements for bitcoin mining machines for a total consideration of US$18.1 million. As the date of this annual report, these mining machines are deployed and in operation in the U.S., with an aggregate theoretical hash rate capacity of 532.8 PH/s.

In February 2021, we also announced that we entered into a share exchange agreement with Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”), a Cayman Islands company and a “Non-U.S. Person” as defined in Regulation S of the Securities Act, pursuant to which we agreed to issue an aggregate of 44,353,435 Class A ordinary shares of our company to Blockchain Alliance at the first closing, which shares represent approximately 10% of our outstanding shares as of January 31, 2021, in exchange for the entire outstanding share capital of Alliance International Technologies Limited (formerly named “Blockchain Alliance Technologies Limited”) held by Blockchain Alliance after the reorganization. The first closing of the transactions contemplated by the share exchange agreement is subject to certain closing conditions, which include, among others, the transfer to the Company of the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”). We and Blockchain Alliance also agreed that, if the BTC.com Pool Businesses record net operating profit in the twelve-month period from April 1, 2021 to March 31, 2022, we shall issue additional Class A Ordinary Shares to Blockchain Alliance at par value. Assuming such net operating profit is no less than US$20 million, a maximum of 22,176,718 additional Class A ordinary shares shall be issuable, which additional Class A ordinary shares represent approximately 5% of the Company’s outstanding shares as of January 31, 2021. If the BTC.com Pool Businesses record net operating loss in the twelve-month period from April 1, 2021 to March 31, 2022, we shall be entitled to repurchase certain Class A ordinary shares held by Blockchain Alliance at par value. Assuming such net operating loss is no less than US$10 million, a maximum of 4,435,344 Class A ordinary shares shall be subject to such repurchase arrangement, which Class A ordinary shares represent approximately 1% of our outstanding shares as of January 31, 2021. The BTC.com Pool Businesses offer a one-stop mining experience for users. Users can search and browse real-time blockchain information through BTC.com and manage their cryptocurrency mining business through the BTC.com Pool website or app. In addition, users can save the cryptocurrencies that they have mined in the BTC.com cryptocurrency wallet. BTC.com Pool is a multi-currency integrated mining pool established in 2016 that has a hash rate of around 17 EH/s and supports various cryptocurrencies, including BTC, BCH, ETH and LTC. Blockchain Alliance has agreed to subject the Class A ordinary shares that it receives in the abovementioned transactions to agreed lock-up periods in accordance with the share exchange agreement. BitDeer was the parent company of Blockchain Alliance. BitDeer’s biggest beneficially owner is Mr. Wu Jihan, BitDeer’s chairman.

In February 2021, we also announced that we entered into a definitive agreement to purchase 2,000 new ETH mining machines for a total consideration of RMB195 million (approximately US$30.2 million). As of the date of this annual report, these ETH mining machines are all deployed and in operation in Hong Kong with an aggregate theoretical hash rate capacity of 4,800 GH/s.

In March 2021, we also announced that a majority of our board of directors resolved to change our (i) English name to “BIT Mining Limited”, or the English Name Change, subject to shareholder approval being received for the English Name Change, (ii) Chinese business name to “比特矿业,” and (iii) ticker symbol to “BTCM.” Pursuant to our Second Amended and Restated Articles of Association, the English Name Change needs to be adopted by a Special Resolution at a general meeting of shareholders. For the purpose of seeking such shareholder approval, a majority of the board also resolved to call an extraordinary general meeting of shareholders to consider the English Name Change. On March 19, 2021, we announced that we would hold an extraordinary general meeting of shareholders on April 8, 2021 to consider and, if thought fit, pass the following resolutions: (i) as a special resolution that the English name of the Company be changed to “BIT Mining Limited”; and (ii) as an ordinary resolution that the authorized share capital of the Company be increased to US$100,000 divided into 1,600,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 900,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each and 100,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each. On the same date, the Company also announced its decision to relocate its headquarters from Shenzhen to Singapore. On April 12, 2021, the Company announced that at an extraordinary general meeting, held on April 8, 2021, the Company’s shareholders passed a special resolution to change the English name of the Company to “BIT Mining Limited” effective as of April 8, 2021.

In April 2021, we also announced that we had entered into a share exchange agreement (“Share Exchange Agreement”) with shareholders (the “Selling Shareholders”) of Bee Computing (HK) Limited (“Bee Computing”). Pursuant to the Share Exchange Agreement, the Company expects to issue an aggregate of 45,825,530 of its Class A ordinary shares valued at US$2.182 per share, corresponding to US$21.82 per ADS (based on the ratio of ten ordinary shares per ADS), representing a consideration of US$100 million in aggregate, to the Selling Shareholders and research and development team members, in exchange for the total issued share capital of Bee Computing. The 45,825,530 Class A ordinary shares represent approximately 8.18% of the Company’s total outstanding share capital as of March 31, 2021. The price of US$21.82 per ADS is based on the volume weighted average price of the twenty trading days prior to the date of the Share Exchange Agreement. This transaction is subject to the completion of certain conditions precedent to the closing of the transaction, including Bee Computing’s satisfactory completion of certain reorganization steps and other required closing conditions. There can be no assurance that the closing conditions will be satisfied, or that the proposed transaction will be consummated.

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

The Company’s Class A ordinary shares issued pursuant to the Share Exchange Agreement shall be subject to an agreed lock-up period.Bee Computing was established in 2018 and specializes in the development and manufacture of cryptocurrency mining chips and mining machines for different cryptocurrencies, including BTC, ETH, and LRC. Bee Computing has invested more than US$35 million in research and development since its inception. In 2019, Bee Computing launched a bitcoin mining machine incorporating 7-nanometer ASICs co-developed with MediaTek Inc., the largest IC design company in Asia, manufactured by Taiwan Semiconductor Manufacturing Company, the world’s leading third-party foundry, and tested and packaged by ASE Technology Holding Co., Ltd., the world’s largest semiconductor testing company, who is also a major investor of Bee Computing. As of the date of this annual report, the transaction is still in progress.

In July 2021, the Company completed a private placement of 100,000,000 Class A ordinary shares and warrants to purchase up to an additional 100,000,000 Class A ordinary shares, at a purchase price of US$5.00 per ten Class A ordinary shares, with one warrant included in the price of each Class A ordinary share, in a private, unregistered transaction to certain investors. The private placement resulted in gross proceeds to the Company of US$50.0 million before the deduction of placement agent fees and expenses and offering expenses payable by the Company. The warrants have a term of three years, are exercisable six months following their issuance date and have an exercise price of US$6.81 per ten Class A ordinary shares. Ten Class A ordinary shares can be converted into one ADS of the Company if certain conditions are satisfied. In connection with the private placement, the Company and its investors entered into a registration rights agreement, which is included as an exhibit to this annual report.

See “Item 4. Information on the Company—C. Organizational Structure” for a diagram illustrating our corporate structure as of the date of this annual report.

Our company was incorporated under the laws of the Cayman Islands on April 20, 2007 under the name Fine Success Limited, which was changed to 500wan.com on May 9, 2011, changed to 500.com on October 8, 2013 and further changed to the current name BIT Mining Limited on April 9, 2021.

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

We received the consideration of US$65,000 and issued 65,000 Class A preference shares to Good Luck on April 7, 2021.Mr. Man San Vincent Law is a major founder of the Company. He has served as a Senior Adviser of Loto Interactive Limited from 2017 to 2021. From 2001 to 2015, Mr. Law served as the Company’s chief executive officer and was chairman of the board of directors from 2001 to 2017. In 2001 Mr. Law founded E-Sun Network Co., Ltd. and became one of the pioneers in opening China's online lottery service market, committed to developing innovative online products and solutions. Mr. Law received a bachelor's degree from Wuhan University in 1990 and an administrative master's degree in business administration from Cheung Kong Graduate School of Business in 2009.

Consistent with a special resolution passed by the Company’s shareholders at an extraordinary general meeting held on April 8, 2021, our ADSs began trading under the Company’s new English name “BIT Mining Limited,” and its new ticker symbol “BTCM,” effective at the opening of trading on April 20, 2021.

On June 18, 2021, we completed a cash offer to acquire all the shares in issuance of Loto Interactive other than those already owned or agreed to be acquired by us, and a cash offer for the cancellation of all options of Loto Interactive. Upon the closing of such cash offers, we acquired a total of 30,642,534 shares and a total of 6,800,000 options, which will be cancelled, and our ownership in Loto Interactive increased to 59.79%.

On June 19, 2021, Ganzi Changhe received notice from State Grid Sichuan Ganzi Electric Power Co., Ltd. (the “Local Power Supplier”), informing Ganzi Changhe that its power supply would be suspended, effectively on the same day. Ganzi Changhe and our other data centers in Sichuan have suspended their operations since June 21, 2021. Our operations in Sichuan, including Ganzi Changhe, generated revenue of approximately US$11.4 million, representing approximately 2.6% of our total revenues for the second quarter of 2021. As of the date of this annual report, we have ceased all operations relating to data centers and cryptocurrency mining in China.

On July 12, 2021, we entered into a securities purchase agreement with certain investors to raise US$50 million to acquire additional mining machines, build new data centers in international markets, expand infrastructure, and improve working capital position. The private placement transaction was closed on July 16, 2021.

On July 23, 2021, we terminated the contractual arrangements with the lottery-related affiliated entities and Zhejiang Keying. The lottery-related affiliated entities have been deconsolidated and their financial results have no longer been included in our consolidated financial statements for the third quarter of 2021 since the termination of the related VIE structures. In February 2022, the then subsidiaries of Zhejiang Keying deregistered their respective IDC licenses, and Zhejiang Keying completed the transfer of equity interests of its then subsidiaries to Loto Shenzhen. In the same month, we completed the formal SAIC registration of the disposal of the subsidiaries under the former variable interest entity structure. Accordingly, as of the date of this annual report, we do not maintain any VIE structure in China.

On September 22, 2021, we entered into the Ohio Mining Site Agreement with Viking Data Centers to jointly invest in the development of the Ohio Mining Site. In October 2021, we increased our investment in the Ohio Mining Site and brought its total planned power capacity up to 150 megawatts. As we intend to devote more resources to the Ohio Mining Site and improve its operational efficiency, we have terminated our Texas cryptocurrency mining data center cooperation with Dory Creek, LLC, with whom we entered into an investment term sheet in May 2021. In order to increase the cost efficiency of our mining business, we disposed of certain old model mining machines with a total hash rate capacity of 610.7 PH/s. As of the date of this annual report, 50 megawatts have been completed and in operation.

On October 14, 2021, we announced that our mining pool subsidiary, BTC.com, would completely exit the China market, cease registering new users from China and start to retire accounts of existing mining pool customers from China. We completed the acquisition of the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, on April 15, 2021. Due to BTC.com’s discontinuation of service to mining pool customers in China, we saw a decrease of approximately 14% in hash rate for the three months ended December 31, 2021. We are working on solutions with our existing mining pool customers in China, such as migrating such mining pool customers’ mining machines to overseas markets, so that they may access our services in a compliant manner.

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

The Company was unable to file the 2019 Annual Report on a timely basis as a result of, among other things, travel restrictions, quarantines and staffing issues due to circumstances related to COVID-19. The Company’s headquarters were formerly located in Shenzhen, China. Following the outbreak of COVID-19, the PRC government introduced temporary travel restrictions and mandatory quarantines aimed at preventing the spread of COVID-19 within China. While some of these restrictions and quarantines were relaxed in certain areas, the Company took pro-active measures to help protect its employees by implementing self-quarantine measures of at least 14 days for employees that traveled from other regions within China before they were allowed to report to the Company’s offices.

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

Principal Offices

Our principal executive offices are located at Units 813 & 815, Level 8, Core F, Cyberport 3, 100 Cyberport Road, Hong Kong. Our telephone number at this address is +(852) 5987 5938 and our fax number is +(852) 2360 9738. Our registered office in the Cayman Islands is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our websites are https://www.btcm.group. Our agent for service of process in the United States was previously Law Debenture Corporate Services Inc. located at 801 2nd Avenue, Suite 403, New York, New York 10017, U.S.A. We appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168, U.S.A., as our successor agent for service of process in the United States, effective as of and after April 9, 2021.

B.	Business Overview

Overview

We intend to become a leading cryptocurrency mining enterprise.  We began our transformation from a China-based lottery company into an international cryptocurrency mining company since December 2020 through the acquisition of (1) certain cryptocurrency mining machines, (2) a controlling stake in Loto Interactive Limited (HKEX: 08198) (“Loto Interactive”), and (3) the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com.

BIT Mining Limited, our ultimate Cayman Islands holding company, holding certain of our digital assets in connection with our cryptocurrency mining business and  indirectly holding the equity interest in our subsidiaries in China and other countries and regions. We voluntarily suspended our online sports lottery sales services in April 2015. We have previously conducted our lottery-related business in China through a series of contractual arrangements, also commonly known as the variable interest entity, or VIE structure, with several PRC-incorporated companies (i.e., Shenzhen Youlanguang Science and Technology Co., Ltd., Shenzhen E-Sun Network Co., Ltd., and Shenzhen Guangtiandi Science and Technology Co., Ltd.) (collectively, the “lottery-related affiliated entities”), and their respective registered shareholders. Between March 31 and July 23, 2021, we also consolidated the financial results of a PRC-incorporated company (i.e., Zhejiang Keying Huancai Information Technology Co., Ltd.) (“Zhejiang Keying”), which is primarily engaged in the provision of data analysis and storage services in connection with our now suspended cryptocurrency mining operations in China, through a similar VIE structure with Loto Interactive Information Technology (Shenzhen) Co., Ltd. (“Loto Shenzhen”), which became an indirect majority-owned subsidiary following the completion of our acquisition of a controlling stake in Loto Interactive on March 31, 2021. On July 23, 2021, we terminated the contractual arrangements with the lottery-related affiliated entities and Zhejiang Keying. The lottery-related affiliated entities have been deconsolidated and their financial results have no longer been included in our consolidated financial statements for the third quarter of 2021 since the termination of the related VIE structures. In February 2022, the then subsidiaries of Zhejiang Keying deregistered their respective IDC licenses, and Zhejiang Keying completed the transfer of equity interests of its then subsidiaries to Loto Shenzhen. In the same month, we completed the formal SAIC registration of the disposal of the subsidiaries under the former variable interest entity structure. Accordingly, as of the date of this annual report, we do not maintain any VIE structure in China.

We operate cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (primarily bitcoin and ethereum). Our mining machines are operating with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs.

As of the date of this annual report, the theoretical maximum total hash rate capacity of our Bitcoin mining machines is approximately 825.5 PH/s. We have deployed bitcoin mining machines with a total hash rate capacity of 292.7 PH/s, of which 139.1 PH/s have been deployed in data centers and the remainder have been fine-tuned and are waiting to be deployed in Kazakhstan, and with a total hash rate capacity of 532.8 PH/s, of which 353.1 PH/s have been deployed in data centers and the remainder have been fine-tuned and are waiting to be deployed in the U.S., respectively. For the year ended December 31, 2021, we produced 400 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$20.3 million. As of the date of this annual report, we have produced 575 Bitcoin in aggregate.

As of the date of this annual report, the theoretical maximum total hash rate capacity of our Ethereum mining machines is approximately 4,800.0 GH/s, of which 4,699.2 GH/s have been deployed. For the year ended December 31, 2021, we produced 4,743 Ethereum from our Ethereum cryptocurrency mining operations, and recognized revenue of approximately US$19.0 million. As of the date of this annual report, we have produced 10,504 Ethereum in aggregate.

We measure our mining performance based on the overall hash rate being produced by our mining machines. The above information regarding approximate maximum hashing rates are estimates only and the actual outputs of the mine are subject to changes based in part on the difficulty rates associated with the bitcoin network, as well as other conditions that impact our mining output.

We operate mining machines that perform blockchain computations measured in “hash rate” or “hashes per second.” A “hash” is the blockchain computation run by mining machines. Accordingly, a mining machine’s “hash rate” refers to the rate at which it can solve such blockchain computations. The original equipment used for mining bitcoin utilized the Central Processing Unit (CPU) of a computer to mine various forms of cryptocurrency. Due to performance limitations, CPU mining was rapidly replaced by the Graphics Processing Unit (GPU), which offers significant performance advantages over CPUs. General purpose chipsets like CPUs and GPUs have since been replaced in the mining industry by Application Specific Integrated Circuits (ASIC) chips. These ASIC chips are designed specifically to maximize the rate of hashing operations.

In terms of our data center business, in September 2021 we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements (the “Ohio Mining Site Agreements”) with Viking Data Centers, LLC (“Viking Data Centers”) to acquire a 51% equity interest in a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”) with power capacity of up to 85 megawatts. In October 2021, we increased our investment in the Ohio Mining Site and brought its total planned power capacity up to 150 megawatts. Upon the successful execution of the increased investment, the Company’s equity interest in the Ohio Mining Site increased to 55%, and Viking Data Centers held the remaining 45%. As of the date of this annual report, 50 megawatts have been completed and in operation. The data center in Hong Kong, with a maximum capacity of approximately 1.4 megawatts, has been operational and mining ETH since October 2021. The Company has terminated its data center construction plan in Kazakhstan, which was announced in May 2021, due to the unstable local power supply. The Company’s Bitcoin mining machines which were deployed in third-party data centers in Kazakhstan, remain in operation and have not been impacted.

On October 14, 2021, the Company announced that its mining pool subsidiary, BTC.com, would completely exit the China market, cease registering new users from China and start to retire accounts of existing users from China. The Company has been working on solutions with its existing users in China, such as migrating users’ mining machines to overseas markets so that they have access to our services in a compliant manner.

Our Business

We are primarily engaged in cryptocurrency mining for our own account, data center operation to host cryptocurrency mining activities, and cryptocurrency mining pool services. We have adopted the development strategy to focus on the expansion of our blockchain and cryptocurrency mining operations in international markets outside the PRC. As of the date of this annual report, we no longer have any revenue-generating operation in the PRC.

Cryptocurrency Mining Business

We currently operate cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (primarily Bitcoin and Ethereum), which we may sell for fiat currency for our own account from time to time depending on market condition and management's determination of our cash flow needs. As of the date of this annual report, we have completed the migration of all of our Bitcoin mining machines primarily to the United States and, to a lesser extent, Kazakhstan. As of the date of this annual report, (1) the theoretical maximum total hash rate capacity of our Ethereum mining machines, all of which are located outside of the PRC, is 4,800.0 GH/s, and Ethereum mining machines with capacity of 4,699.2 GH/s have been deployed; and (2) the theoretical maximum total hash rate capacity of our Bitcoin mining machines, all of which are located outside of the PRC, is approximately 825.5 PH/s, and Bitcoin mining machines with capacity of 492.2 PH/s have been deployed. None of our Ethereum mining machines is located in Kazakhstan. In order to increase the cost efficiency of our mining business, we disposed of certain old model mining machines with a total hash rate capacity of 610.7 PH/s.

We currently have Bitcoin mining machines with a theoretical maximum total hash rate capacity of 532.8 PH/s in the United States, of which 353.1 PH/s have been operating in data centers and the remainder have been tuned and are ready for deployment. In Kazakhstan, we have Bitcoin mining machines with a theoretical maximum total hash rate capacity of 292.7 PH/s, of which 139.1 PH/s have been operating and the remainder have been tuned and are ready for deployment.

Data Center Services

We operate data centers which provide rack space, utility, and cloud services such as virtual services, virtual storage and data backup services to third-party cryptocurrency mining companies. Our data centers also host a number of our own cryptocurrency mining machines. We typically charge our customers a monthly service fee, which factors into, among others, the number of machines hosted in our facilities, utility costs and other associated expenses in connection with the operations of our data centers. The service fees for our data center services are settled in fiat currency.

We used to conduct our data center business in China through Loto Interactive and its subsidiaries. After suspending the operations of two data centers in Sichuan province, China, we have migrated our data center operation overseas and are currently in the process of investing in or constructing cryptocurrency mining data centers in overseas jurisdictions outside of China. In September 2021, we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements (the “Ohio Mining Site Agreements”) with Viking Data Centers, LLC (“Viking Data Centers”) to jointly invest in the development of a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”) with power capacity of up to 85 megawatts. In October 2021, we increased our investment in the Ohio Mining Site and brought its total planned power capacity up to 150 megawatts. We currently expect to complete the Ohio Mining Site in May 2022. As of the date of this annual report, 50 megawatts has been completed and in operation in the Ohio Mining Site. We have also been growing our operations in Hong Kong. Our data center in Hong Kong with a maximum processing capacity of approximately 1.4 megawatts, has commenced operations since October 2021. We expect our international operations to contribute most of our revenues going forward. For the risks and uncertainties relating to our international operation development and expansion, and the regulatory and policy environment affecting our blockchain and cryptocurrency mining business and our remaining operations in China, see “Risk Factors — Risks Related to Our Business and Industry — It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.”

Mining Pool Services

We operate our cryptocurrency mining pool business through BTC.com, a leading multi-currency comprehensive service mining pool that supports mining activities for primarily bitcoin and ethereum, among other cryptocurrencies on a proof-of-work (POW) computing basis. We enable effective collaboration among the providers of computing power, or pool participants, to mine cryptocurrencies in the blockchain network, by coordinating the computing power of pool participants and identifying new block rewards. We collect all mining rewards which are stored in a secured digital wallet maintained by an established third-party digital asset financial services platform, and then assign mining rewards, net of pool operator fees that represent a small percentage of mining rewards, to pool participants in proportion to the hash rate contributed by each of them to a given successful mining transaction. The mining rewards include block rewards and transaction verification fees related to the transactions included in the block, depending on the sharing mechanism designated for the type of cryptocurrency mined in such transaction. All mining rewards are settled on a daily basis through distributions to the pool participants’ respective digital wallets, in the respective cryptocurrencies mined in each transaction under the mining pool policies. If the pool participants are unable to meet the minimum reward thresholds, trigger security alerts, fail to provide us with the necessary public key to their wallets, or otherwise breach our mining pool policies, their mining rewards will be withheld until such issues are resolved.

Each pool participants must create a user account with us, which contains information such as sub-accounts, types of cryptocurrency intended to mine, server information of such pool participant’s mining machines, and addresses of its own digital wallet(s). The sub-account is unique to each pool participant, and we determine the ownership of mining machines in our mining pool based on the sub-account associated with the specific machine. After mining machines are connected to and included in our mining pool, pool participants can view the real-time hash rate allocation and income generated from their mining machines.

We do not provide custody services in connection with our mining pool services, nor do we maintain a custody arrangement with our customers. Before allocating mining rewards to pool participants based on their respective contribution of computing power, digital assets mined by pool participants, together with cryptocurrencies mined by ourselves, are store in a secured digital wallet maintained by an established third-party digital asset financial services platform, which utilizes enterprise multi-signature storage solution to safeguard and monitor the transfer of digital assets. Such enterprise multi-signature storage solution requires multiple keys maintained by separate accounts and different authorized individuals to approve each transaction. We have also subscribed for custody services supported by hardware and software infrastructure, as well as security controls over key generation, storage, management and transaction signature on such third-party digital asset financial services platform.

Since October 2021, due to regulatory changes in the PRC, we have ceased registering new mining pool customers from China and retired accounts of existing mining pool customers from China. For the year ended December 31, 2021, our mining pool business generated a significant majority of our total revenue.

Our Digital Assets

We hold for our own account digital assets mined through our cryptocurrency mining operation, which consist primarily of Bitcoin and Ethereum. We also acquire other types of cryptocurrencies, such as Dogecoin, as commissions from our mining pool operation. As of the date of this annual report, we hold Bitcoin, Ethereum and Dogecoin, which are the only digital assets individually accounts for more than 1.0% of our total assets as of December 31, 2021. These three specific digital assets in the aggregate account for less than 10.8% of our total assets as of December 31, 2021. As of the date of this annual report, the other digital assets that we hold collectively represent less than 2.0% of our total assets as of December 31, 2021, with no single digital asset (excluding Bitcoin, Ethereum and Dogecoin) individually representing more than 1.0% of our total assets as of December 31, 2021. As of the date of this annual report, we hold 329 Bitcoins, 3,208 Ethereum and 53.0 million Dogecoin.

Our digital assets are held through BIT Mining Limited, our ultimate Cayman Islands holding company, as well as our consolidated subsidiaries in Hong Kong. As of the date of this annual report, our digital assets have an aggregate carrying value of approximately US$36.3 million, calculated based on the quoted price of the respective cryptocurrencies on the date of receipt, with impairment provided. As we settle mining rewards with pool participants on a daily basis, the value of the to-be-distributed mining rewards is recorded as accounts payable for accounting purposes. As of the date of this annual report, we record US$43.4 million in accounts payable in connection with our mining pool business.

Our cryptocurrency business focuses on mining cryptocurrencies for our own account, operating data centers to host our and customers’ mining machines, and providing mining pool services to customers. We do not facilitate the trading of, or investing in, cryptocurrencies, although we may sell digital assets mined by us for fiat currency for our own account from time to time. We intend to mine cryptocurrencies that are generally not deemed as “securities.” The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum, in their current form, are securities. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset, such as Dogecoin. In accordance with a framework for analyzing whether a given digital assets is a security, published by the SEC’s Strategic Hub for Innovation and Financial Technology in April 2019, we would need to determine whether each of the digital assets acquired and held by us is an “investment contract,” as well as other instruments such as stocks, bonds, and transferable shares.

We intend to consult counsel prior to attempting to mine any cryptocurrency other than those that are generally not considered as “securities,” such as Bitcoin and Ethereum, in order to avoid inadvertently dealing in a cryptocurrency which may be deemed a security. We anticipate that, should we consider mining a cryptocurrency other than those that are generally not considered as “securities,” we will seek the advice of securities counsel, and the process will include research, review and analysis of the current federal securities laws and regulations regarding digital assets, including judicial interpretations and administrative guidance. However, the processes employed for determining whether particular digital assets are securities within the meaning of U.S. federal securities laws are risk-based assessments and are not a legal standard or binding on the SEC or other regulators. See “Risk Factors— Risks Related to Our Business and Industry—A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, results of operations and/or financial condition.” We recognize that whether a digital asset is a security is a complex and evolving legal issue. For that reason, we have no plan in the foreseeable future to mine anything other than cryptocurrencies that are generally not considered as “securities.” However, if our compliance procedures and legal reviews prove to be incorrect, we may be subject to prohibitive SEC penalties and/or private lawsuit defense costs and adverse rulings.

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

Our board of directors formed a Special Investigation Committee, or SIC, and retained King & Wood Mallesons LLP as legal advisor to assist the internal investigation into the role played by the Company’s former external consultants in alleged illegal money transfers following their arrest by the Tokyo District Public Prosecutors Office. The SIC was composed of Mr. Shengwu Wu, chairman of the board, Dr. Honghui Deng and Ms. Wong, Angel Yan Ki, each an independent director. On October 7, 2020, the Company announced that the SIC of the Company’s Board completed its internal investigation. KWM presented its investigation review to SIC on October 7, 2020. Based on the findings and analyses in KWM’s review, the SIC concluded that it did not find a sufficient basis to establish a violation of the U.S. Foreign Corrupt Practices Act of 1977 in connection with the Company’s prior activities in Japan. The SIC also reviewed the Company’s compliance policies, procedures and internal controls in light of the suggestions from KWM. The Company updated such policies, procedures and internal controls based on recommendations from the SIC, and will continue to enhance its internal controls as appropriate.

On February 13, 2020, a securities class action lawsuit was filed against BIT Mining Limited and certain of our current and former officers (collectively, “Defendants”) by Yang Jun, a shareholder of the Company, in the United States District Court for the Eastern District of New York. The complaint purports to assert claims on behalf of a class comprising purchasers of our ADSs during the proposed class period from April 27, 2018 to December 31, 2019. On March 26, 2020, the Court appointed Company shareholder Brian Xuan as the lead plaintiff in the lawsuit. In June 2020, the lead plaintiff filed an amended complaint. In November 2020, the lead plaintiff filed a second amended complaint. The claims raised in the first amended complaint do not differ materially from those raised in the original complaint. The second amended complaint raises the same claims as the first amended complaint, but alleges additional facts in support of those claims. On December 21, 2020, the Company served its Motion to Dismiss the second amendment complaint (“Motion to Dismiss”). On January 20, 2021, lead plaintiff served its opposition to the Company’s Motion to Dismiss. On February 19, 2021, the Company filed all papers associated with its Motion to Dismiss, including the Company’s reply in further support of the Motion to Dismiss. The Group believe it has meritorious defenses to each of the claims in this lawsuit and is prepared to vigorously defend against its allegations. On August 13, 2021, a Report and Recommendation that the Motion to Dismiss was granted was issued. Plaintiffs filed objections to the Report and Recommendation on August 27, 2021 and the defendants responded on September 10, 2021. On September 20, 2021, the Court dismissed the case and the Clerk of the Court is directed to enter judgment consistent with this Order and close the case. As such, this case was now terminated.

On January 15, 2020, a securities class action lawsuit, making allegations virtually identical with the abovementioned lawsuit filed on February 13, 2020, was filed in the United States District Court for the District of New Jersey by Fengjun Sun. On March 23, 2020, Fengjun Sun noticed his voluntary dismissal of this case, and on April 8, 2020, the clerk of the Court was ordered to close the case file. As such, this case was terminated.

Other than as described above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, could have a material adverse effect on our business, financial condition or results of operation.

The approval or clearance from either the CSRC or the CAC for any offering we or the selling shareholders may make under this annual report and any applicable annual report supplement, and we do not intend to obtain the approval or clearance from either the CSRC or the CAC in connection with any such offering, since we do not believe, based on advice of our PRC counsel, JunZeJun Law Offices, that such approval or clearance is required under these circumstances or for the time being. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval or clearance procedures and subject us to penalties for non-compliance. See “Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business, and cause the value of our securities to significantly decline or become worthless.”

Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2021 have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. MaloneBailey, LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

However, our audit work was carried out by MaloneBailey, LLP with the collaboration of its China-based offices. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Our ADSs could still be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. The delisting or cessation of trading of our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. See “Risk Factors—Risks Related to Doing Business in China— Our ADSs could still be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCA Act if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China, and the delisting and cease of trading our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.”

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

Our then PRC counsel, Han Kun Law Offices, has advised us that the 2006 M&A Rules do not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, given that:

●	the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing; and

●	our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our company, our PRC operating subsidiary and any of the affiliated consolidated entities, including, among others, the Equity Interests Pledge Agreements and the Shareholder’s Voting Power Assignment Agreement, either by each agreement itself or taken as a whole, as a type of acquisition transaction falling under the 2006 M&A Rules.
C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report.

D.	Property, Plants and Equipment

Our principal executive offices are located at Units 813&815, Level 8, Core F, Cyberport 3, 100 Cyberport Road, Hong Kong and occupy a total of 1,371.6 square meters. We also have representative offices in USA and Shenzhen. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has a valid title to the property or has proper authorization from the title owner to sublease the property.

In September 2016, we entered into a lease agreement with Shenzhen Harbor Technology Development Co., Ltd., to lease offices of 9,659 square meters in Nanshan District, Shenzhen, with a total expenditure of RMB1.3 million (US$0.2 million) per month. We have gradually and partially terminated our leases with respect to certain amounts of office space, reducing our total leased office space from 9,659 square meters to 2,176 square meters between August 2020 and January 2021, with the 2,176 square-meter space incurring a total expenditure of US$20,000 per month. In January 2022, we entered into a lease agreement to lease offices of 384 square meters in New York with an expenditure of US$50,000 per month.

ITEM 4A.UNRESOLVED STAFF COMMENTS

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

Forward-looking statements relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;·
●	our expectations regarding demand for and market acceptance of our services;
●	our plans to enhance user experience, infrastructure and service offerings;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

The forward-looking statements relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19 globally. In March 2021, the World Health Organization declared COVID-19 to be a pandemic. The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on ongoing and future developments, including new information concerning its global severity, new regulations and policies adopted and actions taken in response, all of which are highly uncertain and unpredictable.

A.	Operating Results

Overview

We intend to become a leading cryptocurrency mining enterprise.  We began our transformation from a China-based lottery company into an international cryptocurrency mining company since December 2020 through the acquisition of (1) certain cryptocurrency mining machines, (2) a controlling stake in Loto Interactive Limited (HKEX: 08198) (“Loto Interactive”), and (3) the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com.

BIT Mining Limited, our ultimate Cayman Islands holding company, holding certain of our digital assets in connection with our cryptocurrency mining business and  indirectly holding the equity interest in our subsidiaries in China and other countries and regions. We voluntarily suspended our online sports lottery sales services in April 2015. We have previously conducted our lottery-related business in China through a series of contractual arrangements, also commonly known as the variable interest entity, or VIE structure, with several PRC-incorporated companies (i.e., Shenzhen Youlanguang Science and Technology Co., Ltd., Shenzhen E-Sun Network Co., Ltd., and Shenzhen Guangtiandi Science and Technology Co., Ltd.) (collectively, the “lottery-related affiliated entities”), and their respective registered shareholders. Between March 31 and July 23, 2021, we also consolidated the financial results of a PRC-incorporated company (i.e., Zhejiang Keying Huancai Information Technology Co., Ltd.) (“Zhejiang Keying”), which is primarily engaged in the provision of data analysis and storage services in connection with our now suspended cryptocurrency mining operations in China, through a similar VIE structure with Loto Interactive Information Technology (Shenzhen) Co., Ltd. (“Loto Shenzhen”), which became an indirect majority-owned subsidiary following the completion of our acquisition of a controlling stake in Loto Interactive on March 31, 2021. On July 23, 2021, we announced our decision to dispose of our VIE structures in China, and as of the date of this annual report, we have terminated all of our VIE structures with our lottery-related affiliated entities and Zhejiang Keying, and we have completed the transfer of equity interests of the subsidiaries of Zhejiang Keying to Loto Shenzhen where Zhejiang Keying did not hold material assets other than the equity interests of its subsidiaries. The lottery-related affiliated entities have been deconsolidated and their financial results will no longer be included in our consolidated financial statements for the third quarter of 2021 following the termination of the related VIE structures. Accordingly, as of the date of this annual report, we do not maintain any VIE structure in China. The results of operations and assets and liabilities for this VIE structure are excluded from the company’s continuing operations for the fiscal year 2021 (and for all prior periods of comparison) and presented as a discontinued operation in this report. See Note 4 – Discontinued Operations, of the consolidated financial statements for further details. For the risks and uncertainties relating to the termination of our previous VIE structures in China, see “Risk Factors—Risks Related to Doing Business in China—Our efforts to adjust our corporate structure and business operations, including the termination of our previous VIE structures and the exit of our mining pool business from China, may not be completed in a liability-free manner, and we may still be subject to cybersecurity review by the CAC, or deemed to be in violation of PRC laws regulating our industry and operations.”

As of the date of this annual report, we have no PRC-sourced revenue, and our remaining operations in the PRC primarily involve the provision of administrative supports to our cryptocurrency mining business outside the PRC, as well as internal information technology services to our operating entities and mining pools outside the PRC. Based on advice of our PRC counsel, JunZeJun Law Offices, we believe we have obtained the business licenses and permits required for our remaining non-revenue generating operations in the PRC. In addition, certain subsidiaries of Zhejiang Keying have deregistered the internet data center (“IDC”) licenses that are no longer needed after the termination of the data center operations in the PRC. However, due to the complexity of the PRC regulatory regime over our industry, we cannot assure you that we have obtained all the permits or licenses required for conducting our remaining operations in the PRC or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. We have received government approvals, permits and licenses required for our operations of data centers in Hong Kong and the United States. However, we cannot assure you that we will be able to maintain or renew such required approval, permits or licenses on commercially reasonable terms and in a timely manner or at all. See “Risk Factors — Risks Related to Our Business and Industry—Any failure to obtain or renew any required approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.”

Our revenues from continuing operations were US$5.2 million, US$2.2 million and US$1,328.9 million in 2019, 2020 and 2021, respectively, representing a decrease of 58.0% from 2019 to 2020, and an increase of US$1,326.7 million from 2020 to 2021, respectively. The decrease in 2020 was mainly attributable to a decrease of US$3.0 million associated with TMG’s temporary suspension of its operations in Sweden during the period from January 2020 to September 2020. The Company acquired the mining pool business in April 2021, which contributed a significant increase of US$1,275.1 million to revenues.

Net loss from continuing operations attributable to BIT Mining Limited were US$74.9 million in 2019, US$23.3 million in 2020 and US$51.8 million in 2021, representing a decrease of 68.8% from 2019 to 2020, and an increase of 122.0% from 2020 to 2021, respectively. Net loss from continuing operations attributable to BIT Mining Limited in 2019, 2020 and 2021 were adversely impacted by share-based compensation expenses of US$11.5 million, US$8.0 million and US$6.4 million, respectively. Net loss from continuing operations attributable to BIT Mining Limited in 2019 was adversely impacted by impairment provisions of US$26.9 million provided for acquired intangible assets, US$19.2 million provided for goodwill, US$1.9 million of loss from equity method investments and US$1.4 million provided for long-term investments. Net loss from continuing operations attributable to BIT Mining Limited in 2020 was adversely impacted by an impairment provision of US$4.8 million provided for long-term investment. And net loss from continuing operations attributable to BIT Mining Limited in 2021 was adversely impacted by an impairment provision of US$22.4 million provided for property and equipment and an impairment provision of US$31.8 million provided for cryptocurrencies which was partially offset by a net gain of US$6.7 million on disposal of cryptocurrencies.

Description of Key Statement of Operations Items from Continuing Operation

Revenues

The table below sets forth our revenues in aggregate and by service type therein for the three years:

	Years ended December 31,
	2019 (recast)	2020 (recast)	2021
	US$	US$	US$
	(in thousands)
Mining pool	—	—	1,275,106
Cryptocurrency mining	—	—	39,429
Data center	—	—	11,825
Others	5,161	2,167	2,516
Total revenues	5,161	2,167	1,328,876
Deductibles	—	—	—
Revenues	5,161	2,167	1,328,876

Mining pool services, cryptocurrency mining and data center services accounted for nil, nil and 99.8% of the total revenues in 2019, 2020 and 2021, respectively. Others mainly include online gaming services in Europe and beyond by TMG. The decrease in 2020 was mainly attributable to the temporary suspension of TMG’s operation in Sweden during the period from January 2020 to September 2020. The significant increase in 2021 was mainly attributable to the mining pool business that we have consolidated since April 2021.

The table below sets forth our operating expenses from continuing operations for the three years:

	Years ended December 31,
	2019 (recast)	2020 (recast)	2021
	US$	US$	US$
	(in thousands)
Operating Expenses:
Cost of revenue	7,917	2,016	1,323,415
Sales and marketing	3,032	1,148	951
General and administrative	18,690	14,330	25,463
Service development	2,858	1,941	3,155
Total operating expenses	32,497	19,435	1,352,984

Our operating expenses consist primarily of cost of revenue, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of revenue

Our cost of revenue is directly related to the services we provide, and fluctuates in line with our revenues.Our cost of revenue primarily consists of: (i) mining rewards allocated to each providers of computing power (“pool participant”) in exchange for their computing power contributed to the mining pool; (ii) other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service; (iii) direct production costs related to data center service for operation, leasing expense of servers hosing and other equipment used in providing online services and cryptocurrency mining business; (iv) depreciation of machinery and equipment related to cryptocurrency mining and data center services; (v) amortization fees, which consist primarily of amortization of intangible assets arising from business combination; (vi) lottery insurance expenses, which consist of insurance premiums charged by insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries; (vii) platform fees, which consist of fees payable to online gaming software suppliers for providing various online casino games on TMG’s websites and apps; (viii) account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors; (ix) server leasing and maintenance expenses, which consist primarily of leasing expense of servers and other equipment used in providing online services; and (x) regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue and Customs, Malta Gaming Authority and Certria EOOD.

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

Government Grant

In 2019 and 2020,  we recognized grants from the Shenzhen local government. We did not recognize grants from the Shenzhen local government in 2021.

Net Gain on Disposal of Cryptocurrencies

Net gain on disposal of cryptocurrencies was mainly due to increasing market prices for cryptocurrencies by using first-in-first-out (“FIFO”) to calculate the cost of disposition.

Impairment of Cryptocurrencies

Impairment provided for cryptocurrency assets held in mining pool business, including cryptocurrencies payable to pool participants as a result of the price fluctuation of cryptocurrencies.

Changes in fair value of contingent considerations

Changes in fair value of contingent considerations was due to the re-measurement on the fair value of the contingent considerations related to the combination of BTC.com.

Impairment of Property and Equipment

Impairment of property and equipment was due to the closure and demolition of data centers in Sichuan, China.

Impairments of goodwill and acquired intangible assets

Impairments of goodwill and acquired intangible assets were related to the Company’s acquisition of TMG, which were triggered by TMG’s temporary suspension of its operations in Sweden during the period from January 2020 to September 2020.

Impairment of long-term investments

The impairment losses in 2020 were primarily related to our 40.65% (later changed to 40.48% in 2019, to 33.74% in 2020 and further to 59.79% in 2021) equity interest in Loto Interactive, which was acquired in June 2017. The impairment loss in 2019 was related to our equity investment in Topgame Global Limited, which was acquired in August 2015.

Gain from disposal of subsidiaries

In 2021 we recognized a disposition gain of US$0.2 million mainly in connection with consolidation of Loto Interactive Limited, which disposed its subsidiaries in 2021.

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

USA

Summit Bend, Ohio I, Ohio II and Asgard are incorporated in Ohio and Delaware, USA. Under the current laws, profits tax in Ohio and Delaware, USA is generally assessed at the rate 21% of taxable income.

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

Hong Kong

500wan HK, Sunstar Technology, Skill Esport and the Hong Kong subsidiaries of Loto Interactive are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income up to HKD2,000 and assessed at the rate of 16.5% of taxable income over HKD2,000.

People’s Republic of China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. The subsidiaries incorporated in PRC are subject to the EIT rate of 25% in 2019, 2020 and 2021, respectively.

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

Our historical results do not necessarily indicate our results to be expected for any future period.

	Years ended December 31,
	2019 (recast)	2020 (recast)	2021
	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Loss Data:
Revenues	5,161	2,167	1,328,876
Operating costs and expenses:
Cost of revenue	(7,917)	(2,016)	(1,323,415)
Sales and marketing	(3,032)	(1,148)	(951)
General and administrative	(18,690)	(14,330)	(25,463)
Service development	(2,858)	(1,941)	(3,155)

Total operating expenses	(32,497)	(19,435)	(1,352,984)
Other operating income	39	534	300
Government grant	34	21	—
Other operating expenses	(582)	(273)	(14,686)
Net gain on disposal of cryptocurrencies	—	—	6,717
Impairment of cryptocurrencies	—	—	(31,757)
Changes in fair value of derivative instrument	—	—	3,696
Changes in fair value of contingent considerations	—	—	13,936
Impairment of property and equipment	—	—	(22,392)
Impairment of intangible assets	(26,909)	—	(56)
Impairment of goodwill	(19,200)	—	—

Operating loss from continuing operations	(73,954)	(16,986)	(68,350)
Other income, net	—	42	594
Interest income	1,308	242	56
Interest expense	—	—	(775)
Loss from equity method investments	(1,915)	(1,865)	(1,184)
Gain on previously held equity interest	—	—	5,500
Impairment of long-term investments	(1,372)	(4,787)	—
Gain from disposal of subsidiaries	—	—	234

Loss before income taxes from continuing operations	(75,933)	(23,354)	(63,925)
Income taxes benefits	1,083	30	359

Net loss from continuing operations	(74,850)	(23,324)	(63,566)
Loss from discontinued operations, net of income taxes	(20,009)	(8,779)	(2,224)
Loss on disposal of discontinued operations, net of income taxes	—	—	(6,697)
Net loss from discontinued operations, net of income taxes	(20,009)	(8,779)	(8,921)
Net loss	(94,859)	(32,103)	(72,487)
Net loss from continuing operations attributable to noncontrolling interest and redeemable noncontrolling interest	—	—	(11,792)
Net (loss) income from discontinued operations attributable to noncontrolling interest	(438)	309	(179)
Less: Net (loss) income attributable to the noncontrolling interest	(438)	309	(11,971)

Net loss attributable to BIT Mining Limited	(94,421)	(32,412)	(60,516)

Other comprehensive income (loss)
Share of other comprehensive (loss) income of an equity method investee	(578)	(177)	631
Reclassification into income from equity method investments	—	—	131
Foreign currency translation gain (loss)	(384)	2,317	2,115
Other Comprehensive income (loss), net of tax	(962)	2,140	2,877

Comprehensive loss	(95,821)	(29,963)	(69,610)
Less: Comprehensive income (loss) attributable to redeemable noncontrolling interest and noncontrolling interest	(630)	309	(11,337)
Comprehensive loss attributable to BIT Mining Limited	(95,191)	(30,272)	(58,273)

Losses per share attributable to BIT Mining Limited – Basic and Diluted:
Net loss from continuing operations	(0.17)	(0.05)	(0.08)
Net loss from discontinued operations	(0.05)	(0.02)	(0.01)
Net loss	(0.22)	(0.07)	(0.09)

Losses per American Depositary Share ("ADS") (1 ADS represents 10 Class A ordinary shares)-Basic and Diluted:
Net loss from continuing operations	(1.75)	(0.54)	(0.83)
Net loss from discontinued operations	(0.46)	(0.21)	(0.14)
Net loss	(2.21)	(0.75)	(0.97)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	428,586,305	430,011,263	622,337,974
Diluted	428,586,305	430,011,263	622,337,974

Non-GAAP financial data(1)
Net loss attributable to BIT Mining Limited	(94,421)	(32,412)	(60,516)
Adjustment for share-based compensation expenses	11,498	8,047	6,446
Adjustment for impairment of intangible assets	26,909	—	56
Adjustment for impairment of goodwill	19,200	—	—
Adjustment for impairment of long-term investments	3,241	4,787	—
Adjustment for deferred tax benefit relating to valuation allowance	(1,112)	(531)	(359)
Adjustment for gain on previously held equity interest	—	—	(5,500)
Adjustment for impairment of property and equipment	—	—	22,392
Adjustment for impairment of cryptocurrencies	—	—	31,757
Adjustment for net gain on disposal of cryptocurrencies	—	—	(6,717)
Adjustment for changes in fair value of contingent considerations	—	—	(13,936)
Adjustment for changes in fair value of derivative instrument	—	—	(3,696)
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(34,685)	(20,109)	(30,073)
Adjusted net loss from continuing operations attributable to BIT Mining Limited (non-GAAP)	(16,957)	(11,021)	(21,331)
Adjusted net income from discontinued operations attributable to BIT Mining Limited (non-GAAP)	(17,728)	(9,088)	(8,742)

(1)

As a supplement to net income, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude share-based compensation expenses, impairment of acquired intangible assets and goodwill, impairment of long-term investments, deferred tax expenses relating to valuation allowance, gain on previously held equity interest, impairment of property and equipment,  impairment of cryptocurrencies, net gain on disposal of cryptocurrencies, changes in fair value of contingent considerations and changes in fair value of derivative instrument. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2021 compared with the year ended December 31, 2020

Revenues

Our revenues increased from US$2.2 million in 2020 to US$1,328.9 million in 2021, primarily attributable to the mining pool business that we have consolidated since April 2021.

Revenues were mainly comprised of revenues from the mining pool business of US$1,275.1 million and the cryptocurrency mining business of US$39.4 million, which were new business started in 2021.

Operating cost and expenses

Our operating cost and expenses increased from US$19.4 million in 2020 to US$1,353.0 million in 2021. Our operating expenses consisted of the following:

Cost of revenue. Our cost of revenue increased from US$2.0 million in 2020 to US$1,323.4 million in 2021. The increase was primarily due to (i) an increase of US$1,279.5 million mining rewards allocated to each providers of pool participant in exchange for their computing power contributed to the mining pool; (ii) an increase of US$23.1 million direct production costs related to data center service for operation, leasing expense of servers hosing and other equipment used in providing online services and cryptocurrency mining business; (iii) an increase of US$13.6 million depreciation of machinery and equipment related to cryptocurrency mining and data center services; and (iv) increase of US$5.1 million amortization fees of intangible assets arising from business combination.

Sales and marketing expenses. Sales and marketing expenses decreased by 17.2% from US$1.1 million in 2020 to US$0.9 million in 2021. The decrease was mainly due to cost reduction measures implemented by management, a decrease in share-based compensation expenses associated with share options granted to our directors and employees from US$0.7 million in 2020 to nil in 2021.

General and administrative expenses. General and administrative expenses increased by 77.7% from US$14.3 million in 2020 to US$25.5 million in 2021. The increase was mainly due to business development, including:

●	an increase in third-party professional service fees primarily consisting of legal and compliance consulting expenses from US$3.1 million in 2020 to US$11.1 million in 2021, which was primarily attributable to the acquisition and exploring cryptocurrency mining business in 2021;
●	an increase in salary and benefit expenses for employees from US$1.9 million in 2020 to US$5.7 million in 2021, which was primarily due to the increase of the headcounts of the acquisition business and the expansion of cryptocurrency business globally;
●	an increase in office expenses consisting primarily of office rental and other office administrative expenses from US$0.7 million in 2020 to US$1.9 million in 2021, which was primarily attributable to the expansion of cryptocurrency business globally;

●	an increase in travel, communication and other business expenses, which consist primarily of expenses associated with business travels, from US$0.1 million in 2020 to US$0.7 million in 2021;

The increase in general and administrative expenses was partially offset by a decrease in share-based compensation expenses associated with share options granted to our directors and employees from US$5.9 million in 2020 to US$4.5 million in 2021, which was primarily related to restricted share units granted in 2020, which are expensed mainly in 2020, and a decrease in depreciation expenses from US$2.2 million in 2020 to US$0.8 million in 2021, which was primarily attributable to the termination of office lease in 2021.

Service development expenses. Service development expenses increased by 62.5% from US$1.9 million in 2020 to US$3.2 million in 2021. The increase was primarily due to: (i) an increase in salary and benefit expenses for employees from US$0.3 million in 2020 to US$2.2 million in 2021, primarily due to the consolidation of the mining pool business since April 2021; and (ii) a decrease in share-based compensation expenses associated with restricted share units granted to our service development employees from US$1.4 million in 2020 to US$0.3 million in 2021.

Other operating income

Other operating income decreased by 43.8% from US$0.5 million in 2020 to US$0.3 million in 2021.

Net Gain on Disposal of Cryptocurrencies

Net gain on disposal of cryptocurrencies was US$6.7 million in 2021, which was related to the increasing market prices for cryptocurrencies by using the accounting method of first-in-first-out (FIFO) to calculate the cost of disposition.

Impairment of Cryptocurrencies

Impairment of cryptocurrencies was US$31.8 million in 2021, which was related to the cryptocurrencies assets including the part of cryptocurrencies payable to pool participants related to mining pool business due to the decreasing market prices for cryptocurrencies assets.

Changes in fair value of contingent considerations

Changes in fair value of contingent considerations was US$13.9 million for the fourth quarter of 2021, due to the re-measurement on the fair value of the contingent considerations related to the combination of BTC.com.

Impairment of Property and Equipment

Impairment of property and equipment was US$22.4 million in 2021, mainly due to the closure and demolition of data centers in Sichuan, China.

Impairment of goodwill and acquired intangible assets

Impairment of goodwill was nil and impairment of acquired intangible assets was US$0.06 million in 2021, which was related to the computer software of Loto Interactive.

Operating loss

As a result of the foregoing factors, we recorded operating loss from continuing operations of US$68.4 million in 2021, an increase of US$51.4 million compared with operating loss from continuing operations of US$17.0 million in 2020.

Impairment of long-term investments.

Impairment of long-term investments decreased by 100% from US$4.8 million in 2020 to nil in 2021. The impairment loss in 2020 was provided for our 40.65% (later changed to 40.48% in 2019, to 33.74% in October 2020, and further to 59.79% in June, 2021) equity interest in Loto Interactive, which was acquired in June 2017.

Loss before income taxes from continuing operations

Loss before income taxes from continuing operations was US$63.9 million in 2021, an increase of US$40.6 million compared with loss before income taxes from continuing operations of US$23.4 million in 2020.

Income tax benefit

We recorded income tax benefit of US$0.36 million in 2021, an increase of US$0.33 million compared with income tax benefit of US$0.03 million in 2020. Income tax benefit was primarily due to a reversal of uncertain tax liabilities and deferred tax liabilities.

Net loss from continuing operations

As a result of the foregoing factors, we recorded net loss from continuing operations of US$63.6 million in 2021, as compared to net loss from continuing operations of US$23.3 million in 2020.

Net loss from continuing operations attributable to BIT Mining Limited

We recorded net loss from continuing operations attributable to BIT Mining Limited of US$51.8 million in 2021, as compared to net loss from continuing operations attributable to BIT Mining Limited of US$23.3 million in 2020. We also recorded non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$21.3 million in 2021, as compared to non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$11.0 million in 2020.

The year ended December 31, 2020 compared with the year ended December 31, 2019

Revenues

Our revenues decreased by 58.0% from US$5.2 million in 2019 to US$2.2 million in 2020, primarily attributable to TMG’s temporary suspension of operation in Sweden during the period from January 2020 to September 2020.

Operating cost and expenses

Our operating cost and expenses decreased by 40.2% from US$32.5 million in 2019 to US$19.4 million in 2020. Our operating expenses consisted of the following:

Cost of revenue. Our cost of revenue decreased by 74.5% from US$7.9 million in 2019 to US$2.0 million in 2020. The decrease was primarily due to cost reduction measures implemented by management, including: (i) a decrease of US$3.9 million in depreciation and amortization, mainly associated with full impairment of intangible assets acquired for business combination of TMG, which was fully impaired at the end of 2019; (ii) a decrease of US$0.9 million in platform service fees of TMG associated with online casino platforms; and (iii) a decrease of US$0.7 million in business insurance costs of TMG associated with online lottery betting.

Sales and marketing expenses. Sales and marketing expenses decreased by 62.1% from US$3.0 million in 2019 to US$1.1 million in 2020. The decrease of US$1.4 million in promotional and marketing expenses was primarily due to a change in TMG’s marketing strategy.

General and administrative expenses. General and administrative expenses decreased by 23.3% from US$18.7 million in 2019 to US$14.3 million in 2020. The decrease was mainly due to cost reduction measures implemented by management, including:

●	a decrease of US$2.5 million in share-based compensation expenses associated with share options granted to our directors and employees in 2020, which was primarily related to restricted share units granted in 2018 and 2019, which are expensed mainly in 2019;
●	a decrease of US$1.2 million in salary and benefit expenses for employees in 2020, which was primarily caused by a decreased number of employees;

Service development expenses. Service development expenses decreased by 32.1% from US$2.9 million in 2019 to US$1.9 million in 2020. The decrease was primarily due to a decrease of US$0.6 million in share-based compensation expenses associated with restricted share units granted to our service development employees in 2020.

Other operating income

Other operating income increased from US$0.04 million in 2019 to US$0.5 million in 2020.

Impairment of goodwill and acquired intangible assets

Impairment of goodwill decreased from US$19.2 million in 2019 to nil in 2020, and impairment of acquired intangible assets decreased from US$26.9 million in 2019 to nil in 2020. The decrease was related to the Company’s acquisition of TMG, which were triggered by TMG’s temporary suspension of its operations in Sweden during the period from January 2020 to September 2020.

Operating loss

As a result of the foregoing factors, we recorded operating loss from continuing operations of US$17.0 million in 2020, a decrease of US$57.0 million compared with operating loss from continuing operations of US$74.0 million in 2019.

Impairment of long-term investments.

Impairment of long-term investments increased from US$1.4 million in 2019 to US$4.8 million in 2020. The impairment loss in 2019 was provided for our investment in Topgame Global Limited, which was acquired in August 2015. The impairment loss in 2020 was provided for our 40.65% (later changed to 40.48% in 2019, to 33.74% in 2020 and further to 59.79% in 2021) equity interest in Loto Interactive, which was acquired in June 2017.

Loss before income taxes from continuing operations

Loss before income taxes from continuing operations was US$23.4 million in 2020, a decrease of US$52.5 million compared with loss before income taxes from continuing operations of US$75.9 million in 2019.

Income tax benefit

We recorded income tax benefit of US$0.03 million in 2020, a decrease of US$1.05 million compared with income tax benefit of US$1.08 million in 2019. Income tax benefit was primarily due to a reversal of uncertain tax liabilities and deferred tax liabilities.

Net loss from continuing operations

As a result of the foregoing factors, we recorded net loss from continuing operations of US$23.3 million in 2020, as compared to net loss from continuing operations of US$74.9 million in 2019.

Net loss from continuing operations attributable to BIT Mining Limited

We recorded net loss from continuing operations attributable to BIT Mining Limited of US$23.3 million in 2020, as compared to net loss from continuing operations attributable to BIT Mining Limited of US$74.9 million in 2019. We also recorded non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$11.0 million in 2020, as compared to non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$17.0 million in 2019.

B.	Liquidity and Capital Resources

We conduct our operations primarily through our wholly-owned subsidiaries in Hong Kong, the United States and Kazakhstan. Our principal sources of liquidity have been cash provided by our operating activities and proceeds from the issuances of preferred shares and ordinary shares. As of December 31, 2021, we had US$17.7 million in cash and cash equivalents.

We believe that our current cash and the net proceeds we received from our private placement to selling shareholders will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this report. We also have reduced the expenditures, such as overhead or administrative expenditures and marketing expenses, since 2019 and started to mine bitcoins from our cryptocurrency mining business in February 2021. All these factors combined will have a positive impact on our cash flows for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	Years ended December 31,
	2019 (recast)	2020 (recast)	2021
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(22,259)	(9,807)	(34,271)
Net cash provided by (used in) investing activities	9,599	3,330	(75,406)
Net cash provided by financing activities	2,457	4	77,667
Effect of exchange rate changes on cash, cash equivalents and restricted cash	63	1,824	1,920
Cash, cash equivalents and restricted cash at the beginning of the year	62,683	52,543	47,894
Cash, cash equivalents and restricted cash at the end of the year	52,543	47,894	17,804

Net cash used in operating activities

Net cash used in operating activities in 2021 was US$34.3 million, which was primarily attributable to (i) net loss of US$72.5 million adjusted by subtracting US$6.4 million of share-based compensation; (ii) depreciation and amortization expenses of US$20.4 million; (iii) losses on disposal of property and equipment of US$9.8 million; (iv) impairment of cryptocurrencies of US$31.8 million; (v) impairment of property and equipment of US$22.4 million; (vi) changes in fair value of contingent considerations of US$13.9 million; (vii) net gain on disposal of cryptocurrencies of US$6.7 million  ; (viii) an increase in prepayments and other receivables of US$2.3 million; (ix) an increase in cryptocurrency assets of US$20.1 million;  (x) a decrease in accounts payable of US$7.7 million; (xi) a decrease of accrued expenses and other current liabilities of US$2.8 million; (xii) a decrease of accrued payroll and welfare payable of US$1.5 million; (xiii) gain on previously held equity interest of US$5.5 million; and (xiv) Amortization of right-of-use assets of US$1.2 million, which was partially offset by (i) a decrease in accounts receivables of US$1.7 million; and (ii) an increase in due to related party of US$1.3 million.

Net cash used in operating activities in 2020 was US$9.8 million, which was primarily attributable to (i) net loss of US$32.1 million adjusted by subtracting US$8.0 million of share-based compensation; (ii) depreciation and amortization expenses of US$6.6 million; (iii) impairment on long-term investments of US$4.8 million; (iv) bad debt provision of US$0.1 million; (v) loss from equity method investments of US$1.6 million; (vi) a decrease in prepayments and other receivables of US$0.9 million; (vii) a decrease in deposits and other non-current assets of US$0.6 million; (viii) an increase in accrued expenses and other current liabilities of US$2.0 million; (ix) an increase in accrued payroll and welfare payable of US$1.0 million; (x) losses on disposal of property and equipment of US$0.2 million; and (xi) amortization of right-of-use assets of US$1.1 million. Net cash used in operating activities in 2020 was partially offset by (i) a decrease in operating lease liabilities of US$2.2 million; (ii) a decrease in long-term payables of US$0.1 million; and (iii) a decrease in deferred tax liability and income tax liability of US$0.5 million.

Net cash used in operating activities in 2019 was US$22.3 million, which was primarily attributable to (i) net loss of US$94.9 million adjusted by subtracting US$11.5 million of share-based compensation; (ii) depreciation and amortization expenses of US$8.9 million; (iii) impairment on long-term investments of US$3.2 million; (iv) impairment of goodwill and acquired intangible assets of US$46.1 million; (v) bad debt provision of US$2.9 million; (vi) loss from equity method investments of US$1.5 million; (vii) a decrease in prepayments and other receivables of US$2.3 million; (viii) a decrease in other non-current assets of US$0.2 million; and (ix) amortization of right-of-use assets of US$2.5 million. Net cash used in operating activities in 2019 was partially offset by (i) a decrease in accrued expenses and other current liabilities of US$3.1 million; (ii) a decrease in operating lease liabilities of US$1.9 million; (iii) a decrease in long-term payables of US$0.2 million; (iv) a decrease in deferred tax liability and income tax liability of US$1.1 million, and (v) a decrease in accrued salary and benefit expenses for employees of US$0.4 million.

Net cash provided by (used in) investing activities

Net cash used in investing activities in 2021 was US$75.4 million, which was primarily attributable to (i) cash paid for acquisition of property and equipment of US$56.6 million; (ii) cash paid for disposal of subsidiaries and VIEs, net of cash received of US$1.4 million; (iii) cash paid for acquisition of long-term investments of US$1.0 million; (iv) cash paid for business combination, net of cash received of US$21.9 million; (v) cash paid for additional interest acquired for Loto Interactive of US$3.4 million; and (vii) loans provided to third-parties of US$8.0 million, which was partially offset by (i) cash received from disposal of cryptocurrency assets of US$10.8 million; and (ii) proceeds from disposal of property and equipment of US$5.7 million.

Net cash provided by investing activities in 2020 was US$3.3 million, which was primarily attributable to (i) cash received from return of time deposits of US$3.4 million; (ii) cash received from disposal of long-term investment of US$0.4 million; and (iii) repayment of loans provided to related and third-parties of US$1.9 million; which was partially offset by (i) cash paid for acquisition of redeemable non-controlling interest of US$2.1 million; and (ii) cash paid for acquisition of property and equipment of US$0.2 million.

Net cash provided by investing activities in 2019 was US$9.6 million, which was primarily attributable to (i) cash received from return of short-term investments of US$14.4 million; (ii) cash received from return of time deposits of US$19.7 million; and (iii) cash received from return of long-term investment of US$0.9 million; which was partially offset by (i) cash paid for time deposits of US$23.1 million; (ii) cash paid for loans provided to third parties of US$1.1 million; (iii) cash paid for loans provided to a related party of US$1.4 million; (iv) cash paid for acquisition of property and equipment of US$0.6  million; and (iv) repayment of loans provided to third-parties of US$0.8 million;

Net cash provided by financing activities

Net cash provided by financing activities in 2021 was US$77.7 million which was primarily attributable to (i) proceeds from the exercise of share-based awards of US$2.5 million; (ii) proceeds from short-term borrowings of US$46.7 million; and (iii) proceeds from issuance of ordinary shares for private placement of US$56.1 million; which was offset by (i) repayment of short-term borrowings of US$27.7 million.

Net cash provided by financing activities in 2020 was US$0.004 million which was attributable to proceeds from the exercise of share-based awards.

Net cash provided by financing activities in 2019 was US$2.5 million which was attributable to proceeds from the exercise of share-based awards.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of US$0.5 million, US$0.2 million and US$56.6 million in 2019, 2020 and 2021, respectively. In addition, our capital expenditures in 2019, 2020 and 2021 primarily consisted of purchases of additional information technology-related equipment and leasehold improvement of our new office. We expect that our capital expenditures will increase in the future due to the expansion of our cryptocurrency business.

Recent Accounting Pronouncements

The Group has considered all recent accounting pronouncements and has concluded that there are no recent accounting pronouncements that may have a material impact on its Consolidated Financial Statements, based on current information.

Cash and Assets Transfers among us, our subsidiaries and the former VIEs

Cash can be transferred between our holding company in Cayman Islands and our subsidiaries in China and other regions and countries through intercompany fund advances and capital contributions.

As of the date of this prospectus, BIT Mining Limited has not distributed any earnings to its subsidiaries or the former VIEs. BIT Mining Limited currently does not have any plan to distribute earnings to our subsidiaries in the foreseeable future.

In 2019, 2020 and 2021, BIT Mining Limited transferred cash to our subsidiaries of RMB9.4 million, nil and RMB426.1 million, respectively, through intercompany fund advances and capital contributions. BIT Mining Limited transferred cash to the former VIEs of RMB56.8 million, RMB27.9 million and RMB8.8 million, respectively, through intercompany fund advances and long-term loan, which was interest free and without recourse. Our wholly-owned subsidiaries in China transferred cash to the former VIEs of RMB102.7 million, RMB10,000 and RMB2.8 million, respectively, through short-term loan, which was interest free and without recourse. Furthermore, in 2021 and up to the date of this prospectus, our subsidiaries in China transferred certain cryptocurrency mining assets and equipment to our overseas subsidiaries, which was a part of our business strategy to migrate our cryptocurrency mining business out of China.

In 2019, 2020 and 2021, the former VIEs transferred cash to our wholly-owned subsidiaries of RMB2.8 million, RMB8.3 million and RMB186.9 million, respectively, pursuant to our former contractual arrangements.

The aforementioned cash and assets transfers among our Cayman holding company, subsidiaries and the former VIEs were for business operation purposes. As of the date of this prospectus, a substantial majority of our assets and cash are located outside of China. We are not aware of any regulatory restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, Kazakhstan and the United States. We are subject to applicable PRC regulation of loans to or investment in subsidiaries in China. For details, see “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.”

C.	Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities in the future.

Intellectual Property

We rely on a combination of trademark, copyright, patent and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights and our brands. As of the date of this annual report, our intellectual property rights and our brands are as follows : We have registered 2 trademarks with the Trademark Office of the State Administration for Industry and Commerce of the PRC, registered 1 trademarks with the Intellectual Property Office of Singapore. “BTC.com” are trademarks registered in the PRC, Singapore, respectively, which are owned by Beijing Guixinyanghang Technology Limited, and Hong Kong Sunstar Technology Co., Limited. We have also registered domain names including “www. connectbtc.com”, “BTC. com”, which are owned by Beijing Guixinyanghang Technology Limited, and Hong Kong Sunstar Technology Co., Limited. We own 34 software copyright registrations in PRC through E-Sun Sky Computer (Shenzhen) Co., Limited, and 1 authorized invention patent in PRC through Beijing Guixinyanghang Technology Limited.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Business combination

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the identifiable assets acquired and liabilities assumed at their estimated fair values on the acquisition date. Any residual purchase price is recorded as goodwill. When determining the fair value of the identifiable assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to the intangible assets acquired. These intangible assets do not have observable prices. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ from estimates.

We also estimate the fair value of estimated contingent consideration using Level 3 unobservable inputs at the acquisition date as part of the consideration transferred. Our estimates of fair value are based upon assumptions believed to be reasonable but which are uncertain and involve significant judgments by management. We reassess the fair value of contingent consideration quarterly until the contingency is resolved. Any changes in the fair value are recorded in operating expense in the consolidated statements of comprehensive loss.

See Note 2 of the Notes to Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F for a summary of significant accounting policies and the effect on our financial statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bo Yu	54	Chairman, Chief Operating Officer
Man San Vincent Law	54	Executive Director
Xianfeng Yang	53	Chief Executive Officer
Qian Sun	49	Independent Director
Honghui Deng	53	Independent Director
Wong, Yan Ki Angel	50	Independent Director
Qiang Yuan	49	Chief Financial Officer

Mr. Bo Yu has served as our director from January 20, 2017, as our chief operating officer from December 21, 2020, and as our general counsel since 2014. Mr. Yu received a master’s degree in law from the University of Iowa, and a master’s degree in law and a bachelor’s degree in science from the University of Wuhan. Mr. Yu is admitted to the Bar of the State of Michigan and All China Lawyers Association.

Mr. Man San Vincent Law has served as our executive director from April 2021. He is the founder of BIT Mining Limited (formerly known as 500.com Limited). He serves as a senior adviser of Loto Interactive Limited from 2017 to 2021. He served as the chief executive officer of the Company from 2007 to 2015 and was the chairman of the board of directors from 2001 to 2017. Mr. Law founded E-Sun Network Co., Ltd. in 1999 and of the online lottery service market who has been at the forefront of developing innovative online products and solutions. Mr. Law received a bachelor’s degree from Wuhan University in 1990, and an Executive Master of Business Administration degree from Cheung Kong Graduate School of Business in 2009.

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

Dr. Honghui Deng has served as our independent director since May 2011. Dr. Deng was an independent director at Borqs Technology Inc., a company listed on NASDAQ from 2015 to 2019. Dr. Deng is currently a global fellow of the Institute of Innovation Creativity Capital (IC2), the University of Texas at Austin. He is an Adjacent Professor at the School of Economics and Business Administration, the Chinese University of Hong Kong (Shenzhen), and a Visiting Professor of Guanghua School of Management, Peking University. He is also a tenured Full Professor at the Lee Business School of University of Nevada, Las Vegas. Dr. Deng was the founder and served as the chief executive officer of HHD Consulting Service LLC from 2003 to 2008. Dr. Deng has extensive consulting experiences for business firms on long-term strategy, finance and operation management. Dr. Deng is the organizing and program committee member as well as session chair of several international conferences such as Workshop of e-Business (WeB), CSWIM. Dr. Deng served as Co-President of the First DSI World Congress in Beijing 2016, which focused on “Managing Big Data and Decision Making in a New Global Economy.” Dr. Deng received his Ph.D. in business administration from Red McCombs School of Business, the University of Texas at Austin in 2003.

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

Compensation of Directors and Executive Officers

In 2021, the aggregate cash compensation to all our directors and our executive officers was US$1.1 million. For share-based compensation, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We did not have any amount accrued in 2021 for pension, retirement or other similar benefits to our directors and our executive officers.

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

Share options:

Number of
	Ordinary Shares	Exercise	Vesting
	Underlying	Price	Commencement		Date of
Name	Options	(US$/Share)	Date	Date of Grant	Expiration
Other Individuals as a group	41,350	0.40	—	—	—

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

The following table summarizes the restricted shares granted to our employees under the 2021 share incentive plan that were outstanding as of the date of this annual report, respectively.

Restricted shares:

		Vesting
	Number of Ordinary	Commencement	Date of	Date of
Name	Shares	Date	Grant	Expiration
Man San Vincent Law	10,074,780	June 1, 2022	July 19, 2021	July 19, 2031
Xianfeng Yang	*	June 1, 2022	July 19, 2021	July 19, 2031
Bo Yu	*	June 1, 2022	July 19, 2021	July 19, 2031
Qiang Yuan	*	June 1, 2022	July 19, 2021	July 19, 2031
Directors and officers as a group	14,524,780
Other Individuals as a group	7,504,780
*	Restricted shares to vest less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.

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

Committees of the Board of Directors

Board of Directors

We currently have five directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee, a compensation committee, a nominating and corporate governance committee and a strategy committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Wong, Yan Ki Angel, Honghui Deng and Qian Sun. Wong, Yan Ki Angel is the chairman of our audit committee. Wong, Yan Ki Angel satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All three committee members satisfy the requirements for an “independent director” within the meaning of NYSE rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

●	selecting the independent auditor;
●	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;
●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;
●	setting clear hiring policies for employees and former employees of the independent auditors;
●	reviewing with the independent auditor any audit problems or difficulties and management’s response;
●	reviewing and approving all related party transactions on an ongoing basis;

●	reviewing and discussing the annual audited financial statements with management and the independent auditor;
●	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
●	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
●	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;
●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;
●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
●	meeting separately, periodically, with management, internal auditors and the independent auditor; and
●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Bo Yu, Man San Vincent Law, and Honghui Deng. Bo Yu is the chairman of our compensation committee. Honghui Deng satisfies the requirements for an “independent director” within the meaning of NYSE rules.

Our compensation committee is responsible for, among other things:

●	reviewing and evaluating and, if necessary, revising our compensation policy;
●	reviewing and evaluating the performance of our executive officers and determining the compensation of our executive officers;
●	reviewing and approving our executive officers’ employment agreements and severance arrangements, if any;
●	reviewing and evaluating the performance of our directors and recommending to our board the compensation for our directors;

●	reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans, setting performance targets of the executive officers under all annual bonus and long-term incentive compensation plans as appropriate, certifying that any and all performance targets of the executive officers have been met, and granting any awards under any performance-based annual bonus, long-term incentive compensation and equity compensation plans to the executive officers;
●	periodically reviewing our policies concerning perquisite benefits, change of control or “parachute” payments, if any;
●	reviewing and approving our executive officer and director indemnification and insurance matters; and
●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Bo Yu, Man San Vincent Law and Qian Sun. Bo Yu is the chairman of our nominating and corporate governance committee. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and executive officers and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying qualified candidates as consistent with the criteria approved by our board of directors for director nominees and recommending such candidates to the board for selection for all directorships to be filled by the board or by the shareholders;
●	identifying qualified candidates as consistent with the criteria approved by our board of directors for executive officer nominees and recommending such candidates to our board of directors for selection;
●	conducting annual reviews of our board of directors’ independence, qualifications and experiences in light of the availability of potential board members; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.

Strategy Committee

Our strategic planning committee consists of Man San Vincent Law and Qian Sun. Man San Vincent Law is the chairman of our strategic planning committee. Our strategic planning committee assists the board of directors in designing the strategic plan of our business. Our strategic planning committee is responsible for, among other things:

●	reviewing and providing guidance to our management and the board of directors with respect to our strategy for strategic transactions;
●	reporting to our board of directors any strategic transactions being considered, or authorized and approved, by our management;
●	notifying our nominating and corporate governance committee of any conflict of interest or related party transaction that comes to its attention; and
●	exercising such additional powers and duties as may be reasonable, necessary or desirable, in the committee’s discretion, to fulfill its duties.

Terms of Directors and Executive Officers

We have five directors, three of whom are independent directors, on our board of directors. Any director on our board may be appointed or removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors, provided that any candidate for the vacancy or addition must be nominated by our nominating and corporate governance committee. Each of our directors holds office until he or she is removed by an ordinary resolution of shareholders or by a resolution of the board.

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

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 171, 138 and 153 employees as of December 31, 2019, 2020 and 2021, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2021.

Function	Number of employees
Management and Administration	6
Sales, Marketing and Website Operation	25
Technology and Product Development	68
Administrative Support	54
Total	153

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 710,078,070 Class A ordinary shares, 65,000 Class A preference shares and 99 Class B ordinary shares.

Percentage
	Shares Beneficially		of Votes
	Owned		Held
	Number	Percent	Percent
Directors and Executive Officers:
Man San Vincent Law(1)	107,105,819	14.9%	55.3%
Xianfeng Yang	*	*	*
Bo Yu	*	*	*
Qian Sun	*	*	*
Honghui Deng	*	*	*
Wong, Yan Ki Angel	*	*	*
Qiang Yuan	*	*	*
Directors and Executive Officers as a Group	119,754,439	16.5%	56.0%

Principal Shareholders:
Tsinghua Unigroup Co., Ltd.(2)	140,141,810	19.7%	10.3%
Sequoia Capital 2010 CGF Holdco, Ltd.(3)	35,042,735	4.9%	2.6%

The business address of our directors and executive officers is Units 813&815, Level 8, Core F, Cyberport 3, 100 Cyberport Road, Hong Kong.

*Less than 1% of our outstanding ordinary shares.

(1)	represents (i) 107,040,813 Class A ordinary shares composed of (a) 599,883 ADSs which represent 5,998,830 Class A ordinary shares owned by Delite Limited (“Delite”) as described below, (b) 85,572,963 Class A ordinary shares owned by Good Luck Capital Limited (“Good Luck”) as described below, and (c) 539,424 ADSs which represent 5,394,240 Class A ordinary shares owned by Mr. Law directly; , and (d) 10,074,780 Class A Ordinary Shares to be issued to Mr. Law upon the vest of the RSUs within 60 days of the date of this report granted to him under the 2021 Share Incentive Plan of the Issuer; (ii) 6 Class B ordinary shares which owned by Delite as described below; and (iii) 65,000 Class A preference shares which owned by Good Luck as described below. Delite directly holds (i) 6 Class B ordinary shares and owns (ii) 599,883 ADSs which represent 5,998,830 Class A ordinary shares. Delite is 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite and its assets, and is the sole director of Delite. Mr. Law may be deemed to beneficially own all of the ordinary shares (including Class A ordinary shares represented by the ADSs) held by Delite. Good Luck directly holds (i) 85,572,963 Class A ordinary shares, pursuant to the completion of a share purchase agreement entered into between Good Luck Information Technology Co., Ltd. and the Company dated December 21, 2020, which shares were later transferred to Good Luck, and (ii) 65,000 Class A Preference Shares. Mr. Law is the sole shareholder of Good Luck. Mr. Law indirectly holds all voting and investment powers of Good Luck and its assets, and is the sole director of Good Luck. Mr. Law may be deemed to beneficially own all of the ordinary shares and the Class A preference shares held by Good Luck. Delite is a British Virgin Islands company with its address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Good Luck is a British Virgin Islands company with its address at Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(2)	represents (i) 63,500,500 Class A ordinary shares held by Tsinghua Unigroup International Co., Ltd., or TU International, (ii) 68,160,490 Class A ordinary shares underlying 6,816,049 ADSs held by TU International, and (iii) 8,273,560 Class A ordinary shares underlying 827,356 ADSs held by Unis Technology Strategy Investment Limited, or Unis. Tsinghua Unigroup Capital Management Co., Ltd., or TU Capital, is the direct parent company of TU International. Unis is a direct wholly-owned subsidiary of TU Capital. Tsinghua Unigroup Co., Ltd. is the indirect, but controlling, parent company of TU International, and the direct parent company of TU Capital. Each of TU International and Tsinghua Unigroup Co., Ltd. is a company with limited liability incorporated under the laws of the British Virgin Islands. TU Capital is a limited liability company registered and existing under the laws of the PRC. The business address of Tsinghua Unigroup Co., Ltd. is F10 Unis Plaza, Tsinghua Science Park, Haidian District, Beijing, PRC 100084.
(3)	represents (i) 5 Class B ordinary shares, and (ii) 3,504,273 Restricted ADSs which represent 35,042,730 Class A ordinary shares, owned by Sequoia Capital 2010 CGF Holdco, Ltd. Sequoia Capital 2010 CGF Holdco, Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd., Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.

As of the date of this annual report, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

As of the date of this annual report, a total of 54,991,624 ADSs representing 549,916,240 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs.  We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

Pease refer to “— B. Compensation—Compensation of Directors and Executive Officers — Share Incentive Plans” above for information regarding options, restricted shares and other share-based awards granted to our employees, directors and consultants.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Non-Interest-Bearing Borrowings from Related Parties

Since January 1, 2019, we have not provided any loans to certain directors or entities controlled by certain directors, executive officers or principal shareholders of our company. As of December 31, 2019, 2020 and 2021, there were no outstanding balance due from these related parties.

Interest-Bearing Borrowings from Related Parties

Please refer to Note 19. RELATED PARTY TRANSACTIONS of the Notes to Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F.

Reorganization and Private Placement

See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—C. Organizational Structure.”

Share Incentives

For a discussion of the share option plan we adopted in 2011 and 2021, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the NYSE since November 22, 2013 under the symbol “WBAI.” Our ticker symbol on the NYSE changed from “WBAI” to “BTCM” effective at the opening of trading on April 20, 2021.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing ten of our Class A ordinary shares, have been trading on the NYSE since November 22, 2013. From November 22, 2013 to April 19, 2021, our ADSs traded on the NYSE under the Company’s former English name “500.com Limited” and its former ticker symbol “WBAI.” Consistent with a special resolution passed by the Company’s shareholders at an extraordinary general meeting held on April 8, 2021, our ADSs began trading under the Company’s new English name “BIT Mining Limited,” and its new ticker symbol “BTCM,” effective at the opening of trading on April 20, 2021.

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

On December 21, 2020, we entered into a definitive share subscription agreement with Good Luck Information Technology Co., Limited, Good Luck Information, a company incorporated in Hong Kong, for the issuance and sale of newly issued Class A ordinary shares of the Company. Good Luck Information agreed to purchase 85,572,963 newly issued Class A Shares for a total purchase price of approximately US$23 million, to be settled in U.S. dollars or in crypto-currencies, including bitcoin (BHC), to be determined by us within one month of the date of the share subscription agreement. Good Luck Information agreed to make full payment of the purchase price in currencies determined by the Company within one month of the Company’s determination. The per share purchase price of US$0.269 was the closing trading price of the Company’s ADSs on December 18, 2020, the last trading day immediately preceding the date of the purchase agreement, as adjusted by a 1-to-10 ADS to ordinary shares ratio. On January 21, 2021, we announced our determination that 50% of the subscription price, or US$11.5 million, would be settled by U.S. dollars, with the remaining 50% of the subscription price, or approximately US$11.5 million, to be settled by bitcoin. The bitcoin to U.S. dollars exchange rate was US$32,326.29 to one bitcoin, being the average of the closing trading prices for bitcoin published by Coinmarketcap for each of the 31 days ended January 20, 2021. On February 23, 2021, we announced the closing of the transaction, that we had received 356.04342 bitcoins and US$11.5 million in cash from Good Luck Information, and 85,572,963 Class A ordinary shares had been newly issued to Good Luck Information. Good Luck Information agreed to subject all the shares it or its affiliate receives in the transaction to a contractual lock-up restriction for 180 days after the closing, or until August 22, 2021.

In January 2021, we entered into a share subscription agreement, pursuant to which we conditionally agreed to subscribe for 169,354,839 shares of Loto Interactive, at a price of HK$0.62 per share for a total consideration of approximately HK$105 million (approximately US$13.5 million) in cash. On March 31, 2021, we completed the subscription of 54.2% of Loto Interactive’s shares, and Loto Interactive became our subsidiary. Concurrently with the completion of the share subscription of Loto Interactive, Loto Interactive completed its acquisition of the remaining equity interests in its indirectly held subsidiary, Ganzi Changhe Hydropower Consumption Service Co. Ltd (“Ganzi Changhe”), for a total consideration of approximately RMB88.2 million (approximately US$13.6 million) in cash. On June 18, 2021, we completed a cash offer to acquire all the shares in issuance of Loto Interactive other than those already owned or agreed to be acquired by us, and a cash offer for the cancellation of all options of Loto Interactive. Upon the closing of such cash offers, we acquired a total of 30,642,534 shares and a total of 6,800,000 options, which will be cancelled, and our ownership in Loto Interactive increased to 59.79%.

In February 2021, we also announced that we entered into a share exchange agreement with Blockchain Alliance Technologies Holding Company, a Cayman Islands company and a “Non-U.S. Person” as defined in Regulation S of the Securities Act, pursuant to which we agreed to issue an aggregate of 44,353,435 Class A ordinary shares of our company to Blockchain Alliance at the first closing, which shares represent approximately 10% of our outstanding shares as of January 31, 2021, in exchange for the entire outstanding share capital of Blockchain Alliance Technologies Limited held by Blockchain Alliance after the reorganization. The first closing of the transactions contemplated by the share exchange agreement is subject to certain closing conditions, which include, among others, the transfer to the Company of the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”). We and Blockchain Alliance also agreed that, if the BTC.com Pool Businesses record net operating profit in the twelve-month period from April 1, 2021 to March 31, 2022, we shall issue additional Class A Ordinary Shares to Blockchain Alliance at par value. Assuming such net operating profit is no less than US$20 million, a maximum of 22,176,718 additional Class A ordinary shares shall be issuable, which additional Class A ordinary shares represent approximately 5% of the Company’s outstanding shares as of January 31, 2021. If the BTC.com Pool Businesses record net operating loss in the twelve-month period from April 1, 2021 to March 31, 2022, we shall be entitled to repurchase certain Class A ordinary shares held by Blockchain Alliance at par value. Assuming such net operating loss is no less than US$10 million, a maximum of 4,435,344 Class A ordinary shares shall be subject to such repurchase arrangement, which Class A ordinary shares represent approximately 1% of our outstanding shares as of January 31, 2021. The BTC.com Pool Businesses offer a one-stop mining experience for users. Users can search and browse real-time blockchain information through BTC.com and manage their cryptocurrency mining business through the BTC.com Pool website or app. In addition, users can save the cryptocurrencies that they have mined in the BTC.com cryptocurrency wallet. BTC.com Pool is a multi-currency integrated mining pool established in 2016 that has a hash rate of around 17 EH/s and supports various cryptocurrencies, including BTC, BCH, ETH and LTC. Blockchain Alliance has agreed to subject the Class A ordinary shares that it receives in the abovementioned transactions to agreed lock-up periods in accordance with the share exchange agreement. BitDeer was the parent company of Blockchain Alliance. BitDeer’s biggest beneficially owner is Mr. Wu Jihan, BitDeer’s chairman.

In September 2021 we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements (the “Ohio Mining Site Agreements”) with Viking Data Centers, LLC (“Viking Data Centers”) to acquire a 51% equity interest in a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”) with power capacity of up to 85 megawatts. In October 2021, we increased our investment in the Ohio Mining Site and brought its total planned power capacity up to 150 megawatts. Upon the successful execution of the increased investment, the Company’s equity interest in the Ohio Mining Site increased to 55%, and Viking Data Centers held the remaining 45%.

As of December 31, 2021, we had not entered into any other material contracts, other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

None.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the ownership of our ADSs and Class A ordinary shares as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold ADSs or Class A ordinary shares as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ADS or Class A ordinary share that is for United States federal income tax purposes:

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

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;

●	a tax-exempt organization;
●	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of our stock (by vote or value);
●	a partnership or other pass-through entity for United States federal income tax purposes;
●	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or
●	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provision of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you are urged to consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes, or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ADSs or Class A ordinary shares, you are urged to consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws (such as estate and gift taxes) and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States investors from a qualified foreign corporation generally will be subject to reduced rates of taxation.

A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our  Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. You are urged to consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “—Passive Foreign Investment Company” below.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your ADSs or Class A ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or Class A ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for 2021 for United States federal income tax purposes, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2022 or future taxable years.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

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

Additionally, we expect the activities of our mining pool business to be treated as generating active income, rather than passive income, and accordingly, we do not expect to be a PFIC. If it were determined that the activities of our mining pool business generated passive income for United States federal income tax purposes, we would likely be treated as a PFIC. The application of the PFIC rules to digital assets and cloud computing (and transactions related thereto) is subject to significant uncertainty. Among other things, the IRS has issued very limited guidance on the treatment of income from activities such as those conducted by our mining pool business. Accordingly, the IRS or a court may disagree with our determinations, and it is possible that we could be treated as a PFIC in current and/or future taxable periods.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition or the treatment of our mining pool business as an active business, as discussed above. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election (as described below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file IRS Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In lieu of being subject to the rules discussed above regarding excess distributions and realized gains, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Since our ADSs are listed on the NYSE, which constitutes a qualified exchange, under current law, the mark-to-market election will be available to holders of ADSs if the ADSs are “regularly traded” for purposes of the mark-to-market election (for which no assurance can be given). It should also be noted that only the ADSs and not the Class A ordinary shares are listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A U.S. investor in a PFIC generally can mitigate the consequences of the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.  You are urged to consult your tax advisors concerning the uncertain application of the PFIC rules to us and the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax generally would apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or if you fail to report in full dividend and interest income.  Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Certain United States Holders are required to report information relating to ADSs or Class A ordinary shares, subject to certain exceptions (including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the ADSs or common shares.  You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or Class A ordinary shares.

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

Much of our current revenue is derived from our mining pool business, which uses the U.S. Dollars as its functional currency. Starting from the third quarter of 2021, the Company has changed its reporting currency from the Renminbi to the U.S. Dollar, to reduce the impact of increased volatility of the U.S. Dollar to Renminbi exchange rate on the Company’s reported operating results. The alignment of the reporting currency with underlying operations will better depict the Company’s results of operations for each period. The related financial statements prior to July 1, 2021 have been recast to U.S. Dollar as if the financial statements originally had been presented in U.S. Dollar since the earliest periods presented.

As of December 31, 2021, we had Renminbi denominated cash and cash equivalents and restricted cash of RMB42.6 million, EUR denominated cash and cash equivalents and restricted cash of EUR0.5 million, and U.S. dollar denominated cash and cash equivalents of US$10.6 million. We had converted RMB42.6 million into U.S. dollars at the exchange rate of RMB6.3726 for US$1.00 and EUR0.5 million into U.S. dollars at the exchange rate of EUR0.8835 for US$1.00 as of the end of 2021, our total U.S. dollar cash balance was US$17.8 million. If the Renminbi and EUR had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$17.1 million.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.9% in 2019, 2.5% in 2020 and 2.5% in 2021. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

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

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modifications to the Rights of Securities Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

B.	Use of Proceeds

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

As of December 31, 2021, all US$80.5 million of the net proceeds from our initial public offering had been used for capital expenditures.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective, due to the material weakness identified by us and our independent registered public accounting firm, and described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). We excluded from our assessment the internal control over financial reporting of Loto Interactive Limited and Alliance International Technologies Limited with total assets of $144.2 million (of which $81.0 million represents goodwill and intangibles included within the scope of the assessment), total revenues of $1,287.2 million and total loss before income taxes of $55.4 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. As part of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021, management identified the following material weakness: the Company did not adequately maintain and implement controls over its process over the accounting and valuation of certain aspects of business combinations and asset acquisition involving significant estimates.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

This material weaknesses did not result in any identified material misstatements to the financial statements, and there were no changes to previously released financial results. Based on this material weaknesses, management concluded that at December 31, 2021, internal control over financial reporting was not effective.

Our independent registered public accounting firm, MaloneBailey, LLP, has issued an adverse audit report on the effectiveness of internal control over financial reporting as of December 31, 2021, which appears on page F-4 of this annual report.

Remediation

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2021, we and our auditors, an independent registered public accounting firm, noted a material weakness in our internal control over financial reporting. The material weakness that was identified relates to inadequate maintenance and implementation of controls over the accounting and valuation of certain aspects of business combinations and asset acquisition involving significant estimates. Following the identification of this material weakness, our management commenced implementation of a remediation plan. The remediation plan includes the following steps to improve our internal control over financial reporting:

●	We are optimizing the business combination and asset acquisition process, adding more detailed descriptions of our evaluation process and methodology of key matters.
●	With respect to business combinations and asset acquisition, we are implementing more rigorous procedures for critical accounting estimates and the related financial reporting process to ensure better reliability of controls and financial reporting.

●	We are providing additional and appropriate training for management and relevant functions involved in business combinations and asset acquisitions, particularly training related to business combinations and asset acquisitions controls under the Sarbanes-Oxley Act of 2002.
●	We are enhancing documentation of management’s review process relating to business combination and asset acquisition accounting in a more timely manner.

While we intend to fully address the material weakness in our internal control over financial reporting by the end of 2022, the foregoing remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.”

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.”

Changes in Internal Control over Financial Reporting

As previously described, we acquired Loto Interactive Limited and Alliance International Technologies Limited during the year ended December 31, 2021. We have not fully evaluated any changes in internal control over financial reporting associated with the acquired businesses and therefore any material changes that may result from these acquisitions have not been disclosed in this report. We intend to disclose all material changes resulting from these acquisitions within or prior to the time of our first annual assessment of internal control over financial reporting that is required to include these entities.

Except for the material weakness identified as of December 31, 2021, and except for the remedial measures described above, there have been no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP, our former independent registered public accounting firm, for the year ended December 31, 2020, and by MaloneBailey, LLP, our current independent registered public accounting firm, for the years ended December 31, 2020 and 2021.

	For the Years Ended December 31,
	2020 (recast)	2021
	US$	US$

	(in thousands)
Audit fees(1)	1,040	1,020
Audit related fees(2)	90	690
Total	1,130	1,710
(1)	Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with regulatory filings. The above amounts include interim procedures and audit fees, as well as attendance at Board meetings.
(2)

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultantion concerning financial accounting and reporting standards.

The policy of our audit committee is to pre-approve all audit and non-audit services, such as audit-related, tax and other services, as provided by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2015, our board of directors approved a share repurchase program, which provided authorization to purchase up to US$30 million worth of our outstanding ADSs. Under this plan, in 2015, we purchased approximately 122,000 ADSs (equivalent to 1,220,000 of our ordinary shares) with a total consideration of approximately US$1.43 million. In 2016, we purchased approximately 114,153 ADSs (equivalent to 1,141,532 of our ordinary shares) with a total consideration of approximately US$17.24 million. In 2017, we purchased approximately 260,200 ADSs (equivalent to 2,602,000 of our ordinary shares) with a total consideration of approximately US$3.0 million. We did not repurchase any ADSs in 2021, being the period covered by this annual report.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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
4.1

Registrant’s 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.2

Form of Employment Agreement with the Registrant’s executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.3

Form of Indemnification Agreement with the Registrant’s directors and executive officers, (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.4

Share Purchase Agreement entered into by and among the Registrant and certain selling shareholders on May 26, 2017 regarding The Multi Group Ltd. (incorporated by reference to Exhibit 4.93 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.5

Shareholder’s Agreement entered into by and between the Registrant and Helmet Limited on May 26, 2017 regarding The Multi Group Ltd. (incorporated by reference to Exhibit 4.94 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.6

Sale and Purchase Agreement entered into by and between the Registrant and Melco LottVentures Holdings Limited on June 6, 2017 regarding MelcoLot Limited (incorporated by reference to Exhibit 4.95 to our Annual Report on Form 20-F filed with the SEC on April 27, 2018)

4.7

Share Purchase Agreement, dated December 21, 2020, by and among the Registrant and Good Luck Information Technology Co., Limited (incorporated by reference to Exhibit 4.68 to our Annual Report on Form 20-F filed with the SEC on April 14, 2021)

4.8	Registrant’s 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F filed with the SEC on April 14, 2021)
4.9

Securities Purchase Agreement dated July 12, 2021 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.10

Share Subscription Agreement between the Registrant and Loto Interactive Limited dated January 28, 2021 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.11

Share Exchange Agreement between the Registrant and Blockchain Alliance Technologies Holding Company dated February 16, 2021 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.12

Amendment to the Share Exchange Agreement between the Registrant and Blockchain Alliance Technologies Holding Company dated April 15, 2021 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.13

Regisration Rights Agreement dated July 12, 2021 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.14*	Membership Interest Purchase Agreement entered into by and between the Registrant and Viking Data Centers LLC on September 22, 2021
4.15*	Membership Interest Purchase Agreement entered into by and between the Registrant and Viking Data Centers LLC on October 18, 2021
8.1*	List of the Registrant’s Subsidiaries

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

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline Taxonomy Extension Scheme Document
101.CAL*	Inline Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline Taxonomy Extension Label Linkbase Document
101.PRE*	Inline Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT MINING LIMITED

	By:	/s/ Xianfeng Yang
Name: Xianfeng Yang
Title:Chief Executive Officer

Date: April 7, 2022

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

BIT MINING LIMITED (formerly, 500.COM LIMITED)

December 31, 2019, 2020 and 2021

BIT MINING LIMITED (formerly, 500.COM LIMITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIT Mining Limited

Opinions on the Financial Statements

We have audited the accompanying consolidated balance sheets of BIT Mining Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated April 7, 2022 expressed an adverse opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the Existence and Control of Cryptocurrencies Held

As discussed in Note 2 to the consolidated financial statements, the Company accounts for its cryptocurrencies as indefinite-lived intangible assets, which have been included in current assets on the consolidated balance sheets. The cryptocurrencies are recorded at cost, net of any impairment losses incurred since acquisition. The Company’s cryptocurrencies as of December 31, 2021 amounted to approximately $55.1 million.

We identified the evaluation of the existence and control of the cryptocurrencies held as a critical audit matter due to the subjective auditor judgment involved in determining the nature and extent of audit evidence required to address the risks of material misstatement related to the existence and rights and obligations of the cryptocurrencies as the cryptocurrency holdings are stored using the custodial service provided by third parties. Control over cryptocurrencies is provided through private cryptographic keys stored using third-party custodial services.

The primary procedures we performed to address this critical audit matter included the following:

●	Tested the design and operating effectiveness of certain internal controls over the Company’s cryptocurrency assets process, including a reconciliation control over the comparison of the Company’s records of cryptocurrencies held to the custodial records;
●	Independently and directly confirmed the balance of the Company’s cryptocurrencies in the custody of third parties, and compared the balance confirmed to the Company’s record of cryptocurrency holdings;
●	Independently obtained evidence from public blockchains to test the existence of cryptocurrency transactions and balances and evaluated the relevance and reliability of audit evidence obtained from public blockchains;
●	Reviewed and evaluated the custodian contracts, and observed the Company accessing its wallets under custody to conduct transactions and verified the transactions on public blockchains independently; and
●	Evaluated the sufficiency and appropriateness of audit evidence obtained by assessing the results of procedures performed over the cryptocurrencies.

Evaluation of Accounting for and Disclosure of Cryptocurrency Mining Revenue and Mining Pool Revenue Recognized

As discussed in Note 2 to the consolidated financial statements, the Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. For cryptocurrency mining revenue, the Company provides computing power services to the mining pools and in exchange for providing such computing power, the Company is entitled to a fractional share of the cryptocurrency award the pool operator receives for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. During the year ended December 31, 2021, the Company recognized net cryptocurrency mining revenue of approximately $39.4 million. For the mining pool revenue, the Company operates a mining pool and recognizes revenue from mining pool service on a gross basis (i.e. recognizing the total mining rewards generated by the collective mining activities of the overall mining pool operated by the Company, while showing participants’ share of rewards as cost of sales). During the year ended December 31, 2021, the Company recognized cryptocurrency mining pool revenue of approximately $1,275.1 million. The Company’s management has exercised significant judgments in their determination of how existing accounting guidance should be applied to the accounting for and disclosure of cryptocurrency mining revenue and mining pool revenue recognized.

We identified the accounting for and disclosure of cryptocurrency mining revenue and mining pool revenue recognized as a critical audit matter due to the nature and extent of audit effort required to address the matter, which includes significant involvement of more experienced engagement team members. Subjective auditor judgment was required in determining the nature and extent of audit procedures to test the occurrence of the revenues recognized by the Company.

The primary procedures we performed to address this critical audit matter included the following:

●	Evaluated the design and operating effectiveness of controls over the Company’s IT environment and key systems that are relevant to the cryptocurrency mining revenue and mining pool revenue with the assistance of our IT professionals;
●	Performed site visits of the facilities where the Company’s mining machines were located, which included an observation of the physical and environmental controls and mining machines observation procedures;
●	Evaluated management’s rationale for the application of ASC 606 to account for its cryptocurrency mining revenue, which included evaluating the contract between the Company and the mining pool operator;
●	Evaluated management’s rationale for the application of ASC 606 to account for its mining pool revenue, including the presentation of mining pool revenues on a gross basis;
●	Evaluated and tested management’s rationale and supporting documentation associated with the valuation of cryptocurrency awards earned;

●	Compared the Company’s wallet records of cryptocurrency mining revenue and mining pool revenue received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from public blockchains; and
●	Evaluated management’s disclosures of its cryptocurrency mining revenue and mining pool revenue in the financial statement footnotes.

Evaluation of the Acquisition-date Fair Values of Intangible Asset Acquired and Contingent Consideration Recognized in Business Combination

As discussed in Note 5 to the consolidated financial statements, on April 15, 2021, the Company completed the acquisition of Alliance International Technologies Limited (formerly known as “Blockchain Alliance Technologies Limited”) and recognized $58.6 million of intangible asset, which was measured at fair value upon acquisition primarily using the valuation technique under the income approach with the assistance of a specialist engaged by the Company. Management applied judgments in estimating the fair value of intangible asset acquired, which involved the use of significant estimates and assumptions with respect to the amount and timing of expected future cash flows and discount rate. The acquisition agreement also included a contingent consideration provision, which was considered part of the acquisition consideration. The acquisition-date fair value for the contingent consideration was approximately $15.2 million.

We identified the evaluation of the acquisition-date fair value of intangible assets acquired and contingent consideration recognized in business combination as a critical audit matter. A high degree of subjective auditor judgment, including the involvement of valuation professionals with specialized skills and knowledge, was required in performing procedures and evaluating audit evidence relating to the valuation techniques and significant assumptions used by management in determining the fair values of the intangible asset acquired and the contingent consideration recognized. The key inputs and assumptions included forecasted revenue and revenue growth rates, weighted average cost of capital, forecasted operating cash flows, cryptocurrency price and scenario probability.

The primary procedures we performed to address this critical audit matter included the following:

●	Evaluated the design and operating effectiveness of internal controls over the acquisition accounting in connection with the business combination, including controls over management’s identification of the intangible asset and the development of the significant assumptions related to the valuation of the intangible asset and the contingent consideration;
●	Read the executed purchase agreements and evaluated the completeness, accuracy and relevance of the underlying data and the reasonableness of significant assumptions used in management’s cash flow projections adopted in the income approach;
●	With the assistance of our valuation specialist, evaluated the appropriateness of the valuation techniques and evaluated the reasonableness of significant inputs and assumptions used, including the cryptocurrency price and the weighted average cost of capital;
●	With the assistance of our valuation specialist, performed sensitivity analyses to assess the impact of changes to the forecasted revenue growth rates, weighted average cost of capital and cryptocurrency price;
●	Evaluated the adequacy of the Company’s disclosures related to the business combination.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2020

Houston, Texas

April 7, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIT Mining Limited

Opinions on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of BIT Mining Limited and its subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, the Company did not maintain effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and our report dated April 7, 2022 expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment of the internal control over financial reporting at Loto Interactive Limited and Alliance International Technologies Limited (collectively, the “Excluded Acquisitions”) acquired during the year ended December 31, 2021, which associated with total assets of $144 million (of which $81.0 million represents goodwill and intangibles included within the scope of the assessment), total revenues of $1,287.2 million and total loss before income taxes of $55.4 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. Accordingly, our audit did not include the internal control over financial reporting of the Excluded Acquisitions.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: the Company did not adequately maintain and implement controls over its process over the accounting and valuation of certain aspects of business combinations and asset acquisition involving significant estimates. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those financial statements.

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

Houston, Texas

April 7, 2022

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands U.S. dollars (“US$”), except for number of shares)

		As of December	As of December
	Notes	31, 2020 (recast)	31, 2021
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		47,307	17,670
Restricted cash		587	134
Accounts receivable		—	737
Prepayments and other receivables	8	1,562	21,525
Cryptocurrency assets	7	—	55,077
Current assets for discontinued operations	4	2,016	—
Total current assets		51,472	95,143

Non-current assets:
Property and equipment, net	9	997	70,199
Intangible assets, net	10	240	71,931
Deposits		162	99
Long-term investments	6	14,056	10,050
Right-of-use assets	11	1,429	6,166
Prepayments to related party - non-current	19	—	11,504
Other non-current assets		87	4,455
Goodwill	5	—	26,569
Non-current assets for discontinued operations	4	3,660	—
Total non-current assets		20,631	200,973

TOTAL ASSETS		72,103	296,116

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	12	—	54,438
Amounts due to related parties	19	—	8,021
Accrued payroll and welfare payable		171	489
Accrued expenses and other current liabilities	14	7,498	18,738
Operating lease liabilities – current	11	569	2,213
Income tax payable		84	498
Current liabilities for discontinued operations	4	2,960	—
Total current liabilities		11,282	84,397

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

0
		As of December	As of December
	Notes	31, 2020 (recast)	31, 2021
		US$	US$

Non-current liabilities:
Operating lease liabilities - non-current	11	890	4,569
Non-current liabilities for discontinued operations	4	81	—
Total non-current liabilities		971	4,569

TOTAL LIABILITIES		12,253	88,966

Commitments and contingencies	20

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 and 1,599,935,000 shares authorized as of December 31, 2020 and 2021, respectively; 430,127,692 and 710,078,070 shares issued and outstanding as of December 31, 2020 and 2021, respectively	22	22	36
Class A preference shares, par value US$0.00005 per share; 0 and 65,000 shares authorized as of December 31, 2020 and 2021, respectively; 0 and 65,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively	22	—	—
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 and 400,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 99 shares issued and outstanding as of December 31, 2020 and 2021	22	—	—
Additional paid-in capital	22	412,364	590,567
Treasury shares		(21,604)	(21,604)
Accumulated deficit and statutory reserve	15	(324,351)	(384,867)
Accumulated other comprehensive loss		(4,598)	(2,355)
Total BIT Mining Limited shareholders’ equity		61,833	181,777
Non-controlling interests		(1,983)	25,373
Total shareholders' equity		59,850	207,150

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		72,103	296,116

The accompanying notes are an integral part of the consolidated financial statements

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Notes	2019 (recast)	2020 (recast)	2021
		US$	US$	US$

Revenues		5,161	2,167	1,328,876
Operating costs and expenses:
Cost of revenue		(7,917)	(2,016)	(1,323,415)
Sales and marketing		(3,032)	(1,148)	(951)
General and administrative		(18,690)	(14,330)	(25,463)
Service development		(2,858)	(1,941)	(3,155)
Total operating expenses		(32,497)	(19,435)	(1,352,984)
Other operating income		39	534	300
Government grant		34	21	—
Other operating expenses		(582)	(273)	(14,686)
Net gain on disposal of cryptocurrencies		—	—	6,717
Impairment of cryptocurrencies		—	—	(31,757)
Changes in fair value of derivative instrument		—	—	3,696
Changes in fair value of contingent considerations		—	—	13,936
Impairment of property and equipment		—	—	(22,392)
Impairment of intangible assets		(26,909)	—	(56)
Impairment of goodwill		(19,200)	—	—
Operating loss from continuing operations		(73,954)	(16,986)	(68,350)
Other income, net		—	42	594
Interest income		1,308	242	56
Interest expense		—	—	(775)
Loss from equity method investments	6	(1,915)	(1,865)	(1,184)
Gain on previously held equity interest		—	—	5,500
Impairment of long-term investments	6	(1,372)	(4,787)	—
Gain from disposal of subsidiaries		—	—	234
Loss before income taxes from continuing operations		(75,933)	(23,354)	(63,925)
Income taxes benefits	16	1,083	30	359
Net loss from continuing operations		(74,850)	(23,324)	(63,566)
Loss from discontinued operations, net of income taxes	4	(20,009)	(8,779)	(2,224)
Loss on disposal of discontinued operations, net of income taxes	4	—	—	(6,697)
Net loss from discontinued operations, net of income taxes		(20,009)	(8,779)	(8,921)
Net loss		(94,859)	(32,103)	(72,487)
Net loss from continuing operations attributable to non-controlling interest		—	—	(11,792)
Net (loss) income from discontinued operations attributable to non-controlling interest		(438)	309	(179)
Less: Net (loss) income attributable to the non-controlling interest		(438)	309	(11,971)
Net loss attributable to BIT Mining Limited		(94,421)	(32,412)	(60,516)
Other comprehensive (loss) income:
Share of other comprehensive (loss) income of an equity method investee		(578)	(177)	631
Reclassification into loss from equity method investments		—	—	131
Foreign currency translation (loss) gain		(384)	2,317	2,115
Other comprehensive (loss) income, net of tax		(962)	2,140	2,877
Comprehensive loss		(95,821)	(29,963)	(69,610)
Less: Comprehensive (loss) income attributable to non-controlling interest		(630)	309	(11,337)
Comprehensive loss attributable to BIT Mining Limited		(95,191)	(30,272)	(58,273)

Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:	21
Net loss from continuing operations		(0.17)	(0.05)	(0.08)
Net loss from discontinued operations		(0.05)	(0.02)	(0.01)
Net loss		(0.22)	(0.07)	(0.09)
Losses per American Depositary Share (“ADS”) (1 ADS represents 10 Class A ordinary shares)-Basic and Diluted	21
Net loss from continuing operations		(1.75)	(0.54)	(0.83)
Net loss from discontinued operations		(0.46)	(0.21)	(0.14)
Net loss		(2.21)	(0.75)	(0.97)
Weighted average number of Class A and Class B ordinary shares outstanding:	21
Basic		428,586,305	430,011,263	622,337,974
Diluted		428,586,305	430,011,263	622,337,974

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands U.S. dollars (“US$”))

	For the years ended December 31,
	2019 (recast)	2020 (recast)	2021
	US$	US$	US$

Cash flow from operating activities
Net loss	(94,859)	(32,103)	(72,487)
Adjustments to reconcile net loss to net cash used in operating activities:
Write off of remaining ROU asset and lease liability pursuant to a lease termination	—	(1,799)	—
Amortization of right-of-use assets	2,538	1,107	1,199
Depreciation of property and equipment	4,678	6,328	15,062
Amortization of intangible assets	4,224	318	5,293
Deferred tax benefit	(1,083)	(531)	(359)
Share-based compensation	11,498	8,047	6,446
Losses on disposal of property and equipment	—	211	9,804
Impairment of intangible assets	26,909	—	56
Impairment of goodwill	19,200	—	—
Impairment of long-term investments	3,241	4,787	—
Impairment of cryptocurrency assets	—	—	31,757
Impairment of property and equipment	—	—	22,392
Changes in fair value of derivative instrument	—	—	(3,696)
Changes in fair value of contingent considerations	—	—	(13,936)
Provision for bad debt	2,909	78	1,113
Loss from equity method investments	1,542	1,566	1,184
Net gain on disposal of cryptocurrencies	—	—	(6,717)
Loss on disposal of subsidiaries and VIEs	—	—	6,463
Gain on previously held equity interest	—	—	(5,500)
Changes in operating assets and liabilities:
Accounts receivable	—	—	1,678
Prepayments and other receivables	2,258	870	(2,309)
Due from a related party	—	—	56
Cryptocurrency assets	—	—	(20,075)
Deposits	(34)	599	—
Other non-current assets	241	34	—
Operating lease liabilities	(1,909)	(2,206)	(629)
Accounts payable	—	—	(7,703)
Accrued expenses and other current liabilities	(3,078)	1,966	(2,775)
Accrued payroll and welfare payable	(417)	1,000	(1,465)
Long-term payables	(181)	(79)	—
Amounts due to related parties	—	—	1,325
Income tax payable	64	—	(448)
Net cash used in operating activities	(22,259)	(9,807)	(34,271)

Cash flows from investing activities
Acquisition of property and equipment	(540)	(225)	(56,599)
Disposal of subsidiaries and VIEs, net of cash received	—	—	(1,394)
Acquisition of redeemable non-controlling interest	—	(2,120)	—
Acquisition of long-term investments	—	—	(1,000)
Cash paid for short-term investments	—	(12,261)	—
Cash paid for time deposits	(23,087)	—	—
Cash received from return of time deposits	19,717	3,421	—
Cash received from return of short-term investments	14,364	12,261	—
Cash received from return of long-term investments	932	—	301
Cash received from disposal of cryptocurrency assets	—	—	10,841
Proceeds from disposal of property and equipment	22	24	5,701
Proceeds from disposal of long-term investments	—	371	—
Cash paid for business combination, net of cash received	—	—	(21,913)
Cash paid for additional interest acquired for Loto Interactive	—	—	(3,378)
Loans provided to a related party	(1,436)	—	—
Loans provided to third parties	(1,131)	—	(7,965)
Repayment of loans provided to a related party	—	1,533	—
Repayment of loans provided to third parties	758	326	—
Net cash provided by (used in) investing activities	9,599	3,330	(75,406)

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands U.S. dollars (“US$”))

	For the years ended December 31,
	2019 (recast)	2020 (recast)	2021
	US$	US$	US$

Cash flows from financing activities
Proceeds from the exercise of share-based awards	2,457	4	2,521
Proceeds from short-term borrowings	—	—	46,739
Repayment of short-term borrowings	—	—	(27,732)
Proceeds from issuance of ordinary shares for private placement	—	—	56,139
Net cash provided by financing activities	2,457	4	77,667
Effect of exchange rate changes on cash, cash equivalents and restricted cash	63	1,824	1,920
Net decrease in cash, cash equivalents and restricted cash	(10,140)	(4,649)	(30,090)
Cash, cash equivalents and restricted cash at beginning of the year	62,683	52,543	47,894
Cash, cash equivalents and restricted cash at end of the year	52,543	47,894	17,804

Supplemental disclosures of cash flow information:
Income tax paid	—	—	—
Interest received	1,846	1,435	189
Interest paid	—	—	(336)

Supplemental disclosures of non-cash investing and financing activities:
Re-measurement of the lease liabilities and right-of-use assets due to lease modification	—	808	—
Payment of expense and non-current assets in the form of cryptocurrencies	—	—	2,295
Proceeds from issuance of ordinary shares for private placement in the form of cryptocurrencies	—	—	19,289
Collateral rendered to lender in the form of cryptocurrencies	—	—	18,949
Repayment of third-party borrowings in the form of cryptocurrencies	—	—	6,523
Repayment of deposit in the form of cryptocurrencies	—	—	6,586
Issuance of ordinary shares in connection with business combination	—	—	94,828
Deposits received from customers of mining data center in the form of cryptocurrencies	—	—	3,965
Cryptocurrencies to be distributed for promotion activities on behalf of a third party	—	—	3,179
Cryptocurrencies acquired in connection with business combination	—	—	73,184
Cryptocurrencies borrowed from a third party	—	—	10,222
Cryptocurrencies paid in connection with asset acquisition	—	—	1,731

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. dollars (“US$”) except for number of shares)

	BIT Mining Limited shareholders
	Number of	Number of	Number of					Accumulated
	Class A	Class A	Class B			Additional		other	Accumulated		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	deficit and	Non-controlling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	statutory reserve	interests	equity
Balance as of December 31, 2018	350,804,532	—	74,400,299	22	—	387,512	(21,604)	(5,968)	(197,518)	(1,662)	160,782

Net loss for the year	—	—	—	—	—	—	—	—	(94,421)	(438)	(94,859)
Adjustment to redemption value of redeemable non-controlling interests	—	—	—	—	—	2,088	—	—	—	—	2,088
Foreign currency translation loss	—	—	—	—	—	—	—	(192)	—	(192)	(384)
Share of other comprehensive loss of an equity method investee	—	—	—	—	—	—	—	(578)	—	—	(578)
Conversion of Class B to Class A ordinary shares	64,400,200	—	(64,400,200)	—	—	—	—	—	—	—	—
Issuance of ordinary shares from exercise of share-based awards	4,797,060	—	—	—	—	3,194	—	—	—	—	3,194
Share-based compensation	—	—	—	—	—	11,498	—	—	—	—	11,498
Balance as of December 31, 2019	420,001,792	—	10,000,099	22	—	404,292	(21,604)	(6,738)	(291,939)	(2,292)	81,741

Net (loss) income for the year	—	—	—	—	—	—	—	—	(32,412)	309	(32,103)
Foreign currency translation gain	—	—	—	—	—	—	—	2,317	—	—	2,317
Share of other comprehensive loss of an equity method investee	—	—	—	—	—	—	—	(177)	—	—	(177)
Conversion of Class B to Class A ordinary shares	10,000,000	—	(10,000,000)	—	—	—	—	—	—	—	—
Issuance of ordinary shares from exercise of share-based awards	125,900	—	—	—	—	25	—	—	—	—	25
Share-based compensation	—	—	—	—	—	8,047	—	—	—	—	8,047
Balance as of December 31, 2020	430,127,692	—	99	22	—	412,364	(21,604)	(4,598)	(324,351)	(1,983)	59,850

BIT MINING LIMITED (formerly, 500.COM LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of U.S. dollars (“US$”) except for number of shares)

	BIT Mining Limited shareholders
	Number of	Number of	Number of					Accumulated
	Class A	Class A	Class B			Additional		other	Accumulated		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	deficit and	Non-controlling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	statutory reserve	interests	equity
Balance as of December 31, 2020	430,127,692	—	99	22	—	412,364	(21,604)	(4,598)	(324,351)	(1,983)	59,850

Disposal of VIE	—	—	—	—	—	—	—	—	—	2,162	2,162
Acquisition of shares of consolidated subsidiaries	—	—	—	—	—	(981)	—	—	—	36,531	35,550
Net loss for the year	—	—	—	—	—	—	—	—	(60,516)	(11,971)	(72,487)
Foreign currency translation gain	—	—	—	—	—	—	—	1,481	—	634	2,115
Share of other comprehensive income of an equity method investee	—	—	—	—	—	—	—	631	—	—	631
Reclassification into loss from equity method investments	—	—	—	—	—	—	—	131	—	—	131
Issuance of ordinary shares for private placement	185,572,963	65,000	—	9	—	75,419	—	—	—	—	75,428
Issuance of ordinary shares for business combinations	56,236,295	—	—	3	—	94,825	—	—	—	—	94,828
Issuance of ordinary shares from exercise of share-based awards	38,141,120	—	—	2	—	2,494	—	—	—	—	2,496
Share-based compensation	—	—	—	—	—	6,446	—	—	—	—	6,446
Balance as of December 31, 2021	710,078,070	65,000	99	36	—	590,567	(21,604)	(2,355)	(384,867)	25,373	207,150

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION

BIT Mining Limited (the “Company”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the original name of “Fine Success Limited”, which was changed to “500wan.com” on May 9, 2011, changed to “500.com Limited” on October 9, 2013. The Company changed to the new name of “BIT Mining Limited” and the new ticker symbol “BTCM” effective April 20, 2021.

The Company announced the entry into the cryptocurrency industry in December 2020. As of December 31, 2021, the Company has completed the transformation of its business and become an enterprise that primarily engages in cryptocurrency mining, data center operation and mining pool services.

The Company continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. Due to the transformation into cryptocurrency industry, in the first quarter of 2021, the Company updated the reportable segments. Consequently, the segment disclosures in this filing have been recast to reflect these changes and therefore differ from prior filings. See Note 24 Segment Information for additional details.

On March 31, 2021, the Company completed the subscription for shares of Loto Interactive (as defined below), which primarily engages in the data center operation business. The Company’s ownership of Loto Interactive thereby increased to 54.2% and Loto Interactive became a subsidiary of the Company. As a result, the Company began to consolidate Loto Interactive on March 31, 2021. On June 18, 2021, the Company completed the unconditional mandatory cash offers pursuant to certain rules of the Hong Kong Code on Takeovers and Mergers and its ownership of Loto Interactive thereby increased to 59.79%.

On April 15, 2021, the Company completed the acquisition of the entire mining pool business of Blockchain Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com.

As of December 31, 2021, the Company has subsidiaries incorporated in countries and jurisdictions including British Virgin Islands, Cayman Islands, Hong Kong, the United States of America (“USA”), Kazakhstan, Canada, the People's Republic of China (“PRC”), Malta, Cyprus and Curacao.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION (continued)

As of December 31, 2021, the Company’s major subsidiaries are listed below:

			Percentage
			of ownership
		Place of	by the
Entity	Date of establishment	establishment	Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
BT Mining Limited (BT Mining)	April 19, 2021	Cayman Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	PRC	100%	Technology Service
Star Light Inc. (“Star Light”)	January 29, 2021	Cayman Islands	100%	Investment Holding
Skill Esport Limited(“Skill Esport”)	May 23, 2018	Hong Kong	100%	Cryptocurrency Mining
Summit Bend US Corporation(“Summit Bend”)	September 22, 2021	USA	100%	Investment Holding
Star Light Ohio I Corporation(“Ohio I”)	September 23, 2021	USA	100%	Cryptocurrency Mining
Star Light Ohio II Corporation(“Ohio II”)	September 23, 2021	USA	100%	Investment Holding
Asgard Data Centers LLC (“Asgard”)	September 16, 2021	USA	55%	Data Center Service
Alliance International Technologies Limited(“Alliance International Technologies”)	March 11, 2020	British Virgin Islands	100%	Investment Holding
Hong Kong Sunstar Technology Co., Limited (“Sunstar Technology”)	April 9, 2020	Hong Kong	100%	Mining pool service
Beijing Guixinyanghang Technology Limited(“Guixinyanghang“)	June 12, 2020	PRC	100%	Technology Service
E-Sun Kazakhstan Limited	August 23, 2021	Kazakhstan	100%	Investment Holding
1324492 B.C.Ltd	September 16, 2021	Canada	100%	Investment Holding
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	100%	Investment Holding
Multi Warehouse Ltd*	December 3, 2014	Malta	100%	Online Gaming
Multi Brand Gaming Ltd*	October 3, 2014	Malta	100%	Online Gaming
Multilotto UK Ltd*	September1, 2016	Malta	100%	Online Gaming
Lotto Warehouse Ltd*	September1, 2016	Malta	100%	Online Gaming
Wasp Media Ltd*	August 12, 2016	Malta	100%	Online Gaming
Round Spot Services Ltd*	May 6, 2015	Cyprus	100%	Online Gaming
FMulti Pay N.V.*	August 25, 2011	Curacao	100%	Online Gaming
Oddson Europe Ltd*	January10, 2018	Malta	100%	Online Gaming
Loto Interactive Limited(“Loto Interactive”)	November 26, 1998	Cayman Islands	59.79%	Investment Holding
Brighten Express Limited**	April 1, 2016	Hong Kong	59.79%	Investment Holding
Rising Move International Limited**	July 25, 2007	BVI	59.79%	Investment Holding
Interactive Lab Limited**	July 8, 2015	BVI	59.79%	Technology Service
Precious Success Holdings Limited**	July 10, 2007	BVI	30.49%	Investment Holding
PAL Development Limited**	August 17, 2006	Hong Kong	30.49%	Investment Holding
Global Score Asia Limited**	April 18, 2005	BVI	59.79%	Investment Holding
Trade Express Services Inc. **	November 3, 2003	BVI	59.79%	Investment Holding
Rise Accord Holdings Limited**	April 30, 2013	BVI	59.79%	Investment Holding
China Excellent Net Technology Investment Limited**	July 2, 2009	Hong Kong	56.80%	Investment Holding
Hong Kong Interactive Lab Limited**	March 23, 2018	Hong Kong	59.79%	Technology Service
Virtual Asset Ratings Limited**	July 26, 2018	BVI	59.79%	Technology Service
Loto Interactive Information Technology (Shenzhen) Limited(“Loto Interactive Information”)**	December14, 2017	PRC	59.79%	Investment Holding
Shenzhen Lewanwuxian Information Technology Co., Ltd. (“Lewanwuxian”) **	February 5, 2018	PRC	30.49%	Online Gaming
Interactive Medical Lab Limited**	March 21, 2019	BVI	59.79%	Investment Holding
Interactive Medical Lab Corporation**	April 25, 2019	USA	59.79%	Investment Holding
Might Winner Limited**	August 9, 2019	Hong Kong	59.79%	Investment Holding
H.K CB. Cute Technology Co., Limited**	February 24, 2012	Hong Kong	59.79%	Investment Holding
Shenzhen Quanjing Financial Leasing Co., Ltd(“Shenzhen Quanjing”) **	May 12, 2016	PRC	59.79%	Investment Holding
Ganzi Changhe Hydropower Consumption Service Co., Ltd(“Ganzi Changhe”)**	April 25, 2019	PRC	59.79%	Data Analysis and Storage Service
Sichuan Lecaiyuntian Internet Technology Co., Ltd (“Lecaiyuntian”)**	February 21, 2019	PRC	59.79%	Data Analysis and Storage Service
Chengdu Keying Interactive Information Technology Limited (“Chengdu Keying”)**	January 10, 2019	PRC	59.79%	Data Analysis and Storage Service
Chengdu Yilaike Technology Co., Ltd. (“Chengdu Yilaike”) **	December 1,2017	PRC	59.79%	Data Analysis and Storage Service
GreenTech Ltd.**	October 1, 2021	Kazakhstan	30.49%	Data Analysis and Storage Service

*     A subsidiary of the Multi Group

**   A subsidiary of Loto Interactive

The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION (continued)

Information on Variable Interest Entities (“VIEs”)

The Company has previously conducted the lottery business in China through a series of contractual arrangements with Shenzhen Youlanguang Science and Technology Co., Ltd., Shenzhen E-Sun Network Co., Ltd., and Shenzhen Guangtiandi Science and Technology Co., Ltd. (collectively, the “lottery business related VIEs”), and their respective shareholders. Since March 31, 2021, the Company also consolidated the financial results of Zhejiang Keying Huancai Information Technology Co., Ltd. (“Zhejiang Keying”), a VIE primarily engaged in the provision of data analysis and storage services, through its contractual arrangement with Loto Interactive Information Technology (Shenzhen) Co., Ltd., which is indirectly controlled by the Company after the completion of the acquisition of the majority interest of Loto Interactive Limited on March 31, 2021.

On July 23, 2021, the Company announced the decision to dispose of the VIE structures in China, and on August 3, 2021 the Group has terminated all of the VIE structures with the lottery-related affiliated entities and Zhejiang Keying, and the Group has entered into agreement with Zhejiang Keying and Zhejiang Keying’s shareholders to transfer all of the equity interests of Zhejiang Keying's subsidiaries to Loto Shenzhen. In February 2022, the Company has completed the transfer of the equity interests of Zhejiang Keying's subsidiaries to Loto Shenzhen. From July 23, 2021, the Company no longer retained any financial interest over the lottery business related VIEs and accordingly deconsolidated the lottery business related VIEs’ financial statements from the Company’s consolidated financial statements. The disposal of lottery business related VIEs represented a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, and results of operations related to lottery business related VIEs have been reported as discontinued operations for all periods presented.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets, long-term investments and goodwill, the valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of contingent consideration from business combination and purchase price allocation for business combinations and assets acquisition. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and VIEs in which it has a controlling financial interest. The results of the subsidiaries and VIEs are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. Furthermore, if the Company demonstrates that it has ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions among the Company, its subsidiaries and VIEs have been eliminated on consolidation.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings and financial position.

Foreign currency translation and change in reporting currency

The functional currency of the Company, BVI, 500wan HK, Alliance Technologies, Sunstar Technology, Skill Esport, Summit Bend, Ohio I, Ohio II and Asgard is the US$. The functional currency of the Multi Group and its subsidiaries is EUR. The functional currency of Loto Interactive with its subsidiaries is HKD. E-Sun Sky Computer with its former VIEs and Beijing Guixinyanghang determined their functional currencies to be RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of comprehensive loss.

Starting from the third quarter of 2021, the Group changed its reporting currency from RMB to US$, to reduce the impact of increased volatility of the US$ to RMB exchange rate on the Group’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Group’s results of operations for each period. The related financial statements prior to July 1, 2021 have been recasted to US$ as if the financial statements originally had been presented in US$ since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation adjustment to the Group’s comprehensive loss amounted to a loss of US$192, a gain of US$2,317 and a gain of US$1,481 for the years ended December 31, 2019, 2020 and 2021, respectively.

Business combinations, asset acquisitions and non-controlling interests

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805 (“ASC 805”), “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Contingent consideration is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value as of each reporting date until the contingency is resolved, and subsequent changes in fair value are recognized in earnings. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

If investment involves the acquisition of an asset or group of assets that does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and noncontrolling interests (continued)

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

In a business combination or asset acquisition, the Company may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion. Identifiable intangible assets recognized in the Company’s acquisitions generally include brand name and strategic contract.

For the Company's majority-owned subsidiaries, non-controlling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net loss” on the consolidated statements of comprehensive loss include the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company's consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which have original maturities of three months or less when purchased and which are unrestricted as to withdrawal and use. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents.

Restricted cash

Restricted cash represents cash held by banks which were granted by the government and designated only for certain approved projects and deposits in merchant bank where withdrawals are currently restricted.

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

Starting from January 1, 2020, the Group adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach and the adoption does not have an impact on the Group’s consolidated financial statements. The Group’s accounts receivable and other receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the Group’s specific facts and circumstances. There have been no significant changes in the assumptions since adoption.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cryptocurrency assets

Cryptocurrency assets are included in current assets in the accompanying consolidated balance sheets. Cryptocurrency assets generated from the cryptocurrency mining business and the mining pool business are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the year ended December 31, 2021, US$31,757 of impairment loss was recorded.

Cryptocurrencies generated from the cryptocurrency mining business and the mining pool business as well as the cryptocurrencies distributed to mining pool participants are included within operating activities in the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of cryptocurrencies in the consolidated statements of comprehensive loss. The Group accounts for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual

Machinery and equipment	2-5 years	—
Electronics and office equipment	3-5 years	5%
Motor vehicles	5-10 years	2-5%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	—

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

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

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

Category	Estimated Useful Life
Computer software	3-10 years
Internet domain name	10 years
Licensing agreement	Agreement term
Intangible assets arising from business combination and asset acquisition
Licenses and brand name	10 years
Mobile applications and software	5 years
Internet domain name and brand name	10 years
Strategic contract	5 years

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

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

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

As triggered by TMG’s temporary suspension of its operations in Sweden since January 2020, the Group performed qualitative and quantitative assessment in accordance with ASU 2017-04 and recognized a full impairment loss of US$19,200 for goodwill arising from acquisition of TMG during the year ended December 31, 2019. There was no such impairment during the years ended December 31, 2020 and 2021.

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

The Group recorded an impairment loss of US$26,909 for intangible assets arising from acquisition of the Multi Group for the year ended December 31, 2019, and an impairment loss of US$56 for intangible assets of Loto Interactive Limited for the year ended December 31, 2021. There was no such impairment for the year ended December 31, 2020.

The Group recorded an impairment loss of US$22,392 for property and equipment and an impairment loss of US$387 for right-of-use assets, due to the closure and demolition of data centers in Sichuan, China, of Loto Interactive Limited for the year ended December 31, 2021.

Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value and equity method investments.

For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC Topic 321 (“ASC 321”), “Investments Equity Securities”. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

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

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

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

According to the above testing, impairment losses of US$1,372, US$4,787 and nil for the long-term investments were recognized for continuing operation during the years of 2019, 2020 and 2021, respectively. Impairment losses of US$1,869, nil and nil for the long-term investments were recognized for discontinued operation during the years of 2019, 2020 and 2021, respectively.

Investments in limited partnerships greater than 5% are considered more than minor and accounted for using the equity method, unless it is readily apparent that the Group has virtually no influence over the partnership’s financial and operating policies.

Cryptocurrency asset borrowings

In April 2021, the Group borrowed cryptocurrency assets from a third party on an unsecured basis in connection with acquisition of the entire mining pool business of Blockchain Technologies Holding Company operated under BTC.com. The borrowing is interest-free and due in three months. In July 2021, the Group have repaid the borrowing in cryptocurrencies.

The borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying cryptocurrency asset. The host contract is carried at the fair value of the assets acquired. The embedded derivative is accounted for at fair value, with changes in fair value recognized as changes in fair value of derivative instrument in the consolidated statements of comprehensive loss. During the year ended December 31, 2021, the Company recognized changes in fair value of derivative instrument of $3,696 in the consolidated statements of comprehensive loss.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative contracts

As a result of the Group entering into transactions to borrow cryptocurrencies, an embedded derivative is recognized relating to the differences between the cost of the cryptocurrencies borrowed on the contract effective date and the fair value of the cryptocurrencies that will ultimately be repaid, based on changes in the spot price of the cryptocurrencies over the term of the borrowing.

The Group measures the fair value of the cryptocurrencies by taking the quoted prices from price aggregator websites, which the Group considers to be a Level 2 fair value input under ASC 820 “Fair Value Measurements and Disclosures”.

Fair value measurements

Financial instruments primarily include cash and cash equivalents, restricted cash, accounts receivables, prepayments and other receivables, equity security without readily determinable fair values, equity method investments, accounts payable and accrued expenses and other current liabilities. The Group carries the investment under the measurement alternative basis and equity method investment on other-than-temporary basis. Contingent consideration related to the acquisition of Alliance International Technologies (formerly known as “Blockchain Alliance Technologies Limited”) is included in accrued expenses and other current liabilities in the consolidated balance sheets, the fair value of which was based on the number of shares of ordinary shares that were expected to be issued and the fair value of the ordinary shares of the Company. The carrying values of other financial instruments, approximate their fair values due to their short-term maturities.

The Group’s non-financial assets, including cryptocurrency assets, intangible assets, goodwill and property and equipment are measured at fair value when an impairment charge is recognized. Fair value of cryptocurrencies is based on quoted prices in active markets.

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

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

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

Revenue recognition

The Group’s revenues were derived principally from cryptocurrency mining, data center services, mining pool services and online gaming services. The Group also provided sports information service through its VIE subsidiaries and disposed of this business line together with the disposal of VIE structures on July 23, 2021. The Group accounts for revenues under ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”).

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

The primary sources of the Group’s revenues are as follows:

Cryptocurrency mining

The Group has entered into a cryptocurrency mining pool, BTC.com, by executing contracts with the mining pool operator to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. In exchange for providing computing power, the Group is entitled to a fractional share of the cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues), for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. Providing computing power in cryptocurrency transaction verification services is an output of the Group’s ordinary activities. The provision of computing power is the only performance obligation in the Group’s contracts with the pool operator. The transaction consideration the Group receives, if any, is noncash consideration, in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value when earned from the pool, which is not materially different than the fair value at contract inception. Revenue is considered earned and recognized when the computing power is provided to the mining pool and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency when earned.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Data center services

The Group provides data center services such as providing its customers with rack space, utility and cloud services such as virtual services, virtual storage, and data backup services, generally invoices the customers based on monthly services provided at a defined price included in the contracts. The performance obligations are the services provided to a customer for the month based on the contract. The transaction price is the price agreed with the customer for the monthly services provided and the revenues are recognized monthly based on the services rendered for the month.

Mining pool services

The Group operates its mining pool, BTC.com, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network, in exchange for a fee (“pool operator fee”) for its coordination efforts as the pool operator. The Group receives all the mining rewards under the blockchain protocols, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. The mining rewards include the block rewards and the transaction verification fees related to the transactions included in the block.

The Group considers itself the principal in transactions with the blockchain networks and recognizes the mining pool revenue on a gross basis. The performance obligation is to create or validate each block. Revenue is recognized at the point when the block creation or validation is complete and the Group has received the rewards. Revenue is measured at the fair value of rewards upon receipt, which is not materially different than the fair value at contract inception. The Group considers itself the principal in transactions with the blockchain networks as it coordinates all the computing power within the mining pool, delivers such aggregated computing power to the blockchain network, collects centrally all mining rewards and distributes them in accordance with the predetermined sharing mechanisms. The Group has control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, the Group dictates the tasks and the participants’ mining machines merely follow the allocation prescribed by the Group. As a result, the Group is primarily responsible for fulfilling the promise to provide the specified service. Further, under existing sharing mechanisms, the Group is exposed to the risk that actual block rewards may differ from expected rewards, therefore, bears the inventory risk before the specified service has been transferred to a customer. The Group provides mining pool services under BTC.com.

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

The Company is in the process of terminating its online lottery business in Europe which was operated under The Multi Group (“TMG”), a subsidiary the Company acquired in July 2017. As December 31, 2021, TMG has ceased the business operation under Sweden e-Gaming license. Other business operations have been ceased in January 2022.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2020 and 2021, the Group recorded advance from customers balance of US$726 and US$744 respectively, which was included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets. US$1,190, US$753 and U$640 of deferred revenue included in the opening balances of advance from customers was recognized during the years ended December 31, 2019, 2020 and 2021, respectively. The amounts were included in revenues on the accompanying statements of comprehensive loss.

Refer to Note 24 regarding the discussion of the Group's disaggregate revenue data.

Cost of services

Cost of mining pool services

Cost of mining pool services which was offered under BTC.com consists primarily of the mining rewards allocated to each pool participant in exchange for their computing power contributed to the mining pool. The mining rewards allocated to the pool participants include both the block rewards as well as the transaction verification fees related to the transactions included in the block, depending on the sharing mechanism chosen by individual pool participants. Cost of mining pool services also consists of other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service. Cost of mining pool services were US$1,279.8 million from April 15, 2021 to December 31, 2021. These costs are expensed as incurred.

Cost of data center services

The cost of data center services consists primarily of direct production costs related to data center service, including the direct service charges for operations. The amount was US$9.9 million for the year ended December 31, 2021. These costs are expensed as incurred.

Server leasing and maintenance expenses

Server leasing and maintenance expenses, which consist primarily of leasing expense of servers hosing and other equipment used in providing online gaming services and cryptocurrency mining business, were US$0.4 million, US$0.3 million and US$7.8 million for the years ended December 31, 2019, 2020 and 2021, respectively. These costs are expensed as incurred.

Lottery insurance expenses

Lottery insurance expenses, which consist of insurance premiums payable to insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries after the acquisition of TMG in July 2017, were US$1.4 million, US$0.7 million and US$0.9 million for the years ended December 31, 2019, 2020 and 2021, respectively. These costs are expensed as incurred.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of services (continued)

Regulatory and compliance fees

Regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue & Customs, Malta Gaming Authority and Certria EOOD after the acquisition of TMG in July 2017, were US$0.3 million, US$0.3 million and US$0.3 million for the years ended December 31, 2019, 2020 and 2021, respectively. These costs are expensed as incurred.

Depreciation fees

Depreciation fees, which consist primarily of depreciation of machinery and equipment related to cryptocurrency mining and data center services, were US$13.6 million for the year ended December 31, 2021. These costs are recorded in consolidated statements of comprehensive loss on a straight-line basis over the useful life of the machinery and equipment.

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combinations, were US$4.1 million, US$0.2 million and US$5.2 million for the years ended December 31, 2019, 2020 and 2021, respectively. These costs are recorded in consolidated statements of comprehensive loss on a straight-line basis over the useful life of the intangible assets.

Cost of services also comprise platform fees, employee costs, account handling expense, business tax and surcharges and other direct costs incurred in providing services. These costs are expensed as incurred.

Sales and marketing expenses

Sales and marketing expenses consist primarily of employee costs, commission to certain internet companies and expenses related to promotional activities. These costs are expensed as incurred.

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

Leases

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

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

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

The Group does not have finance lease arrangements as of December 31, 2021. All right-of-use assets are reviewed for impairment. The Group recorded nil, nil and $387 impairment on the right-of-use lease assets during the years ended December 31, 2019, 2020 and 2021, respectively. These costs are expensed as incurred.

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

In accordance with the provisions of ASC 740 (“ASC 740”), “Income taxes” the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit, determined on a cumulative probability basis, that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax position is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits or liability ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Group adopted the ASU on January 1, 2021. The adoption did not have a material impact on the Group's consolidated financial statements.

Share-based compensation

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

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

The Company computes loss per Class A and Class B ordinary shares in accordance with ASC 260 (“ASC 260”), “Earnings Per Share”, using the two-class method. Under the provisions of ASC 260, basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net loss per share if their inclusion is anti-dilutive. Potential ordinary shares consist of unvested RSUs and the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of unvested RSUs and outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net loss per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net loss per share of Class B ordinary shares does not assume the conversion of those shares.

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

For the purposes of calculating the Company’s basic and diluted loss per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

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

Recent accounting pronouncements

The Group has considered all recent accounting pronouncements and has concluded that there are no recent accounting pronouncements that may have a material impact on its Consolidated Financial Statements, based on current information.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

3.    CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and restricted cash. As of December 31, 2021, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the PRC, Hong Kong, United States and Malta, which management believes are of high credit quality.

Vulnerability due to change of regulations or policies

The blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where the Company operates, such as the United States and Kazakhstan. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry in and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China (the “PBOC”), Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued “Announcement on Preventing Token Fundraising Risks” on September 4, 2017, prohibiting all organizations and individual from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the PRC State Council called for the need to resolutely control financial risks and crack down on cryptocurrency mining and trading activities. On June 18, 2021, the “Notice of the Sichuan Provincial Development and Reform Commission and the Sichuan Provincial Energy Administration on the Cleanup and Shutdown of Virtual Currency Mining Projects” required electricity companies within Sichuan Province to close down power supply to businesses involved in cryptocurrency mining. On June 21, 2021, the Company terminated the operations of the two data centers in Sichuan according to the written notice from the Local Power Supplier.

On October 14, 2021, the Group announced that its mining pool subsidiary, BTC.com, would completely exit the China market, cease registering new users from China and start to retire accounts of existing users from China. The Group has been working on solutions with its existing users in China, such as migrating users’ mining machines to overseas markets so that they have access to the services in a compliant manner.

The Group had begun the development of the international operations before these regulatory and policy developments in China. In the second half of 2021, the Group has finished the migration of the cryptocurrency operations to international markets.

4.    DISCONTINUED OPERATIONS

Disposition of VIEs and VIE subsidiaries

On July 23, 2021, the Group terminated all of its lottery business-related VIE contracts for nil consideration and disposed of its Chinese lottery-related business.

From July 23, 2021, the Group no longer retained any financial interest over lottery business related VIEs and accordingly deconsolidated lottery business related VIEs’ financial statements from the Group’s consolidated financial statements. The disposal of lottery business related VIEs represented a strategic shift and has a major effect on the Group’s result of operations. Accordingly, assets, liabilities, revenues, expenses and cash flows related to lottery business related VIEs have been reclassified in the consolidated financial statements as discontinued operations for the years ended December 31, 2019, 2020 and 2021.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (Continued)

Disposition of VIEs and VIE subsidiaries (continued)

On July 23, 2021, the Group calculated a loss resulting from such disposition as follows:

As of July 23, 2021
US$
Consideration	—

Cash and cash equivalents	1,200
Restricted Cash	194
Prepayments and other receivables	2,032
Property and equipment, net	1,346
Intangible assets, net	102
Long-term investments	492
Other non-current assets	236
Accrued payroll and welfare payable	(173)
Accrued expenses and other current liabilities	(833)
Long-term payables	(61)

Net assets of lottery business related VIEs*	4,535
Non-controlling interest of lottery business related VIEs	2,162

Less: Net assets of lottery business related VIEs contributable to the Company	6,697

Loss on disposal of lottery business related VIEs	(6,697)
*

Net assets of lottery business related VIEs excluded payables of US$31,195 to the Company, which mainly consisted a loan of US$27,987 provided by the Company to the former VIE subsidiary, Shenzhen E-Sun Sky Network Technology Co.,Ltd. (“E-Sun Sky Network”). Considering the financial position of E-Sun Sky Network, which could not generate cash flows in the future with sustainable business, the Company does not have an intention to collect the balance. The Company and E-Sun Sky Network are in the process of applying for the exemption of the debt with the PRC State Administration of Foreign Exchange and the State Taxation Administration.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

The assets and liabilities for discontinued operations of lottery business related VIEs comprised the following items as of December 31, 2020:

As of
December 31, 2020
US$
Current assets for discontinued operations
Prepayments and other receivables	1,960
Amount due from related-party	56
Total	2,016

Non-current assets for discontinued operations
Property and equipment, net	2,034
Intangible assets, net	127
Deposit	65
Long-term investments	1,265
Other non-current assets	169
Total	3,660

Current liabilities for discontinued operations
Accrued payroll and welfare payable	(1,883)
Accrued expenses and other current liabilities	(1,077)
Total	(2,960)

Non-current liabilities for discontinued operations
Long-term payables	(81)
Total	(81)

The condensed cash flows of lottery business related VIEs were as follows for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021*
	US$	US$	US$
Net cash used in operating activities	(11,596)	(5,960)	(2,985)
Net cash (used in) provided by investing activities	(36)	2,826	953
Net cash provided by (used in) financing activities	21,934	3,026	(26,955)

Effect of foreign exchange on cash	(225)	1,889	381

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

The operating results from discontinued operations included in the Group’s consolidated statements of comprehensive loss were as follows for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021*
	US$	US$	US$
Major classes of line items constituting pre-tax profit of discontinued operations

Revenues	593	1,000	1,269
Cost of revenue	(696)	(419)	(192)
Sales and marketing	(3,122)	(1,284)	(556)
General and administrative	(13,751)	(7,822)	(2,322)
Service development expenses	(4,190)	(2,444)	(496)
Other income that are not major	1,132	1,690	73
Loss from discontinued operations, before income tax	(20,034)	(9,279)	(2,224)
Income tax expense	25	500	—
Loss from discontinued operations, net of income tax	(20,009)	(8,779)	(2,224)
Loss on deconsolidation of the subsidiary, net of income tax	-	-	(6,697)
Net loss from discontinued operations, net of income tax	(20,009)	(8,779)	(8,921)

* Included financial results of discontinued operations from January 1, 2021 to July 23, 2021.

5.    BUSINESS COMBINATION AND ASSET ACQUISITION

Acquisition of Loto Interactive

On June 6, 2017, the Company acquired from Melco LottVentures Holdings Limited an aggregate of 1,278,714,329 shares (the “Sale Shares”) of Loto Interactive (formerly known as MelcoLot Limited), a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), representing approximately 40.65% of Loto Interactive’s existing issued share capital as of the acquisition date. The total consideration paid for the Sale Shares is approximately HK$322.2 million, equivalent to approximately HK$0.252 per Sale Share. The Company’s investment in equity shares of Loto Interactive decreased to 33.74% due to exercise of share options granted to directors and employees of Loto Interactive and private placement of Loto Interactive occurred in 2019 and 2020.

On March 31, 2021, the Company completed the subscription for 169,354,839 shares of Loto Interactive, at a price of HK$0.62 per share for a total consideration of HK$105 million (US$13.5 million) in cash (the “Share Subscription”). The Company’s ownership of Loto Interactive thereby increased to 54.2%, and Loto Interactive became a subsidiary of the Company. The Company recorded a gain on the previously-held equity interest of US$5,500 for the re-measurement of the previously-held equity interest in Loto Interactive at the acquisition date fair value.

Concurrently with the completion of the Share Subscription, Loto Interactive has completed its acquisition of the remaining equity interests in its indirectly held subsidiary, Ganzi Changhe Hydropower Consumption Service Co., Ltd. (“Ganzi Changhe Data Center”), for a total consideration of RMB88,200 (US$13,841) in cash.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION AND ASSET ACQUISITION (continued)

Acquisition of Loto Interactive (continued)

The following table presents the calculation of the purchase consideration. The calculation of US$ amount was based on the exchange rate of 1.00 HKD to 0.1286 US$ of the acquisition date on March 31, 2021.

	Amount	Amount
	HKD	US$
Re-measurement of the fair value of previously-held equity interest	79,280	10,200
Purchase price at acquisition close on March 31, 2021	105,000	13,503
Fair value of non-controlling shareholders	155,715	20,029
Total allocated purchase price	339,995	43,732

The following table presents the purchase price allocation of the assets acquired and the liabilities assumed at the acquisition date.

	Amount	Amount
	HKD	US$
Current assets	232,103	29,854
Property and equipment, net	201,713	25,946
Other non-current assets	71,728	9,226
Total identifiable assets acquired	505,544	65,026

Current liabilities	163,161	20,987
Non-current liabilities	2,388	307
Total liabilities assumed	165,549	21,294

Net identifiable assets acquired	339,995	43,732

Total acquisition costs of US$796 were incurred related to the acquisition, which were recognized as an expense and included in general and administrative expenses in the consolidated statements of comprehensive loss.

On June 18, 2021, the Company completed its unconditional mandatory cash offer, all the shares in issue of Loto Interactive other than those already owned or agreed to be acquired by the Company and its parties acting in concert, pursuant to Rule 26.1 of the Hong Kong Code on Takeovers and Mergers (the “Share Offer”) and its cash offer for the cancellation of all options of Loto Interactive in accordance with Rule 13.5 of the Hong Kong Code on Takeovers and Mergers (the “Option Offer”). Upon closing of such cash offer, the Company acquired a total of 30,642,534 shares with a total consideration of approximately HKD26,224 (US$3,378) under the Share Offer. The Company’s ownership in Loto Interactive increased to 59.79% accordingly and the transaction was recorded as an equity transaction.

Since the acquisition date, Loto Interactive contributed revenues of US$12,142 (HKD93,832) to the Group from April 1, 2021 to December 31, 2021 and contributed net loss of US$27,718 (HKD 214,194) to the Group from April 1, 2021 to December 31,2021.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION AND ASSET ACQUISITION (continued)

Acquisition of Alliance International Technologies Limited (formerly known as “Blockchain Alliance Technologies Limited”)

On April 15, 2021, the Company announced the first closing of its previously announced transactions contemplated by the share exchange agreement, as amended (the “Share Exchange Agreement”), dated February 16, 2021, with Blockchain Alliance Technologies Holding Company (“Blockchain Alliance Holding”). Pursuant to the Share Exchange Agreement, the Company has issued an aggregate of 44,353,435 Class A ordinary shares of par value US$0.00005 per share of the Company to Blockchain Alliance Holding in exchange for the entire outstanding share capital of Alliance International Technologies Limited (“Alliance International Technologies”, formerly known as “Blockchain Alliance Technologies Limited”) held by Blockchain Alliance Holding. In accordance with the Share Exchange Agreement, the entire mining pool business of Bitdeer Technologies Holding Company (“Bitdeer”) operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”) have now been transferred to the Company.

The Company and Blockchain Alliance Holding also agreed that, in the twelve-month period from April 1, 2021 to March 31, 2022, if the BTC.com Pool Businesses records net operating profit, the Company shall issue additional Class A ordinary shares to Blockchain Alliance Holding at par value and a maximum of 22,176,718 additional Class A ordinary shares shall be issuable. If the BTC.com Pool Businesses records net operating loss, the Company shall be entitled to repurchase certain Class A ordinary shares held by Blockchain Alliance Holding at par value and a maximum of 4,435,344 Class A ordinary shares shall be subject to such repurchase arrangement.

The following table presents the calculation of the purchase consideration of the acquisition date on April 15, 2021.

Amount
USD
Fair value of 44,353,435 Class A ordinary shares at acquisition close on April 15, 2021	69,945
Contingent consideration	15,183
Total allocated purchase price	85,128

As of the acquisition date, the Group recognized US$15,183 as contingent consideration in accrued expenses and other current liabilities. As of December 31, 2021, the fair value of the contingent consideration, assessed by a third-party appraiser, was estimated to be US$1,247. The Group subsequently recognized the changes in fair value of contingent consideration of US$13,936 in the statement of comprehensive loss.

The following table presents the purchase price allocation of the assets acquired and the liabilities assumed at the acquisition date.

	Amount	Amortization Years
	USD
Current assets	73,389
Acquired intangible assets	58,559	10.0
Other non-current assets	31
Total identifiable assets acquired	131,979

Other current liabilities	73,420
Total liabilities	73,420

Net identifiable assets acquired	58,559
Total consideration	85,128
Goodwill	26,569

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION AND ASSET ACQUISITION (continued)

Acquisition of Alliance International Technologies Limited (formerly named “Blockchain Alliance Technologies Limited”) (continued)

Goodwill, which is not tax deductible, is primarily attributable to the excess of the consideration over the fair value of the net identifiable assets of the acquiree and is related to synergies expected to be achieved from the acquisition.

Acquired intangible assets consist primarily of brand name and internet domain, which have estimated useful lives of 10 years from the date of acquisition.

Total acquisition costs of US$766 were incurred related to the acquisition, which were recognized as an expense and included in general and administrative expenses in the consolidated statements of comprehensive loss.

Since the acquisition date, BTC.com Pool Businesses contributed revenues of US$1,275,097 to the Group from April 16, 2021 to December 31 2021 and contributed net loss of US$24,288 to the Group from April 16, 2021 to December 31 2021, including the amortization expense of acquired intangible assets of US$4,148.

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2020 and 2021, as if the acquisitions of Loto Interactive and Alliance International Technologies had been completed on January 1, 2020. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the year ended December 31,
	2020	2021
	(Unaudited)	(Unaudited)
	US$	US$

Pro forma total revenues	1,301,890	2,607,685
Pro forma net loss	(39,561)	(87,431)
Pro forma net loss attributable to BIT Mining Limited	(46,089)	(74,912)

These amounts have been calculated after applying the Group’s accounting policies. The Group did not have any material, nonrecurring pro forma adjustments directly attributable to the business combinations included in the reported pro forma total revenues and pro forma net loss.

Acquisition of Asgard Data Centers LLC

In September 2021, the Company entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements with Viking Data Centers, LLC (“Viking Data Centers”) to acquire the 51% equity interest in Asgard Data Centers LLC (“Asgard”), which intended to operate a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”). In October 2021, the Company increased its equity interest ownership in the Ohio Mining Site to 55%. The Ohio mining site has a total planned power capacity up to 150 megawatts. Viking Data Centers was obligated to complete certain constructions in the Ohio Mining Site in a total amount of US$23,800 for Asgard pursuant to the Membership Interest Purchase Agreement.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION AND ASSET ACQUISITION (continued)

Acquisition of Asgard Data Centers LLC (continued)

The two transactions above were linked and the arrangement was accounted for as an asset acquisition as Asgard did not meet the definition of a business upon acquisition.  The total consideration of the arrangement was US$23,100, including US$20,625 in cash and 2,358,400 Class A ordinary shares of the Company (or additional cash payment of US$2,475). As of December 31, 2021, the Group settled payment of US$16,780 cash consideration for the acquisition and the remaining consideration of US$6,320 was recorded in the line item of amounts due to related parties in the consolidated balance sheets and will be paid according to the payment schedules prescribed in the agreements of the above transactions.

The following is a summary of the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date.

	Amount	Amortization Years
	US$
Non-current assets	29,277
Acquired intangible asset	18,199	5.0
Total identifiable assets acquired	47,476
Current liabilities	1,217
Non-current liabilities	4,259
Total liabilities	5,476
Net identifiable assets acquired	42,000
Non-controlling interest	(18,900)
Total purchase consideration	23,100

The acquired intangible asset was the strategic contract entered into with Viking Data Centers that Viking Data Centers will provide the advantageous power supply for the Ohio Mining Site for 5 years.

6.    INVESTMENTS

Long-term Investments

	As of	As of
	December 31,	December 31,
	2020	2021
	US$	US$
Carrying amount of equity investments without readily determinable fair value	6,751	7,670
Carrying amount of equity method investments	7,305	2,380
Carrying amount of long-term investments	14,056	10,050

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    INVESTMENTS (continued)

Long-term Investments (continued)

Equity investments - without readily determinable fair value

Equity investments - without readily determinable fair value consisted of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
	US$	US$
Equity investments without readily determinable fair value
Private companies	5,506	6,543
Limited partnerships	3,118	3,000
Cost of equity investments without readily determinable fair value	8,624	9,543
Impairment on equity investments without readily determinable fair value	(1,873)	(1,873)
Carrying amount of equity investments without readily determinable fair value	6,751	7,670

Private companies

In March 2015, the Group acquired 10% of the share capital of Hzone Holding Company, a non-listed company, for a cash consideration of US$2,000. In March 2016, the Group transferred 10% of the share capital of Hzone Holding Company, to its VIE Beijing Huizhong Wealth Investment Management Co., Ltd. In July 2021, the investment in Beijing Huizhong Wealth Investment Management Co., Ltd. has been disposed with the disposition of lottery business related VIEs.

In August 2015, the Group acquired 1.29% of the share capital of Topgame Global Limited, a non-listed company, for a cash consideration of US$1,372. The Group also acquired 1.29% of the share capital of its VIEs, Caicaihudong (Beijing) Technology Co., Ltd. and Youwang Technology (Shanghai) Co., Ltd., for cash consideration of RMB13 and RMB477, respectively. In July 2021, the investment in Caicaihudong (Beijing) Technology Co., Ltd. and Youwang Technology (Shanghai) Co., Ltd. have been disposed with the disposition of lottery business related VIEs.

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

In October 2021, the Group acquired 3.33% of the share capital of PTE Inc, a non-listed company, for a cash consideration of US$1,000.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    INVESTMENTS (continued)

Long-term Investments (continued)

Equity investments without readily determinable fair value (continued)

Limited partnerships

In June 2014, the Group and Danhua Capital L.P (“Danhua”) entered into a subscription agreement, whereby the Group agreed to purchase limited partnership interest in Danhua’s fund (the “Fund”) in the amount of US$1,000, which entitles the Group an aggregate equity interest of approximately 1.1% in the Fund. As of December 31, 2021, the Group received US$237 in return of principal from Danhua.

The Fund’s investment strategy is primarily to invest in emerging companies operating in the USA and PRC. The Fund’s investments are focused in the technology, media and telecommunications sectors. The Fund is scheduled to be in existence until November 15, 2021, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement, which was extended for one years to November 15, 2022 in June 2021.

In June 2015, the Group and Beijing Heimatuoxin Venture Capital L.P. (“Heimatuoxin”) entered into a subscription agreement, whereby the Group agreed to purchase 3.49% limited partnership interest in Heimatuoxin for the total amount of RMB3,000. As of December 31, 2021, the Group received RMB679 in dividend and RMB858 in return of principal from Heimatuoxin.

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

In June 2016, the Group and Shanghai Jingyan Corporate Development Centre L.P. (“Jingyan”) entered into a subscription agreement, whereby the Group agreed to purchase 4.64% limited partnership interest in Jingyan for a total amount of RMB6,000. The limited partnership interest was diluted to 4.31% in 2018 because of the joining of additional limited partners. As of December 31, 2021, the Group received RMB2,890 in dividend and RMB60 in return of principal from Jingyan.

Jingyan’s investments are focused in the consulting services of corporate management, business information, exhibition, media and telecommunications sectors. Jingyan is scheduled to be in existence until the fifth anniversary of the Initial Contribution Date, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement, which was extended for two years in March 2021.

In December 2016, the Group and zPark Capital II,L.P.(“zPark”) entered into a subscription agreement, whereby the Group agreed to purchase 2% limited partnership interest in Zpark for a total amount of US$1,000. The limited partnership interest was diluted to 1.64% in 2019 due to the joining of additional limited partners and was increased to 1.78% in 2021 due to the exit of other limited partners. As of December 31, 2021, the Group received US$270 in dividend and US$56 in return of principal from zPark.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

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

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured using the measurement alternative was US$8,624, net of US$1,873 in accumulated impairment and US$9,543, net of US$1,873 in accumulated impairment as of December 31, 2020 and 2021, respectively. There was no impairment recognized for the years ended December 31, 2020 and 2021. Impairment charges for the year ended December 31, 2019 included in the net loss from continuing operations consisted of impairments on equity investment in Topgame Global Limited of US$1,372. Impairment charges for the year ended December 31, 2019 included in the net loss from discontinued operations consisted of impairments on equity investment in Hzone Holding Company of RMB12,400, impairments on equity investment in Caicaihudong (Beijing) Technology Co., Ltd. of RMB13 and impairments on equity investment in Youwang Technology (Shanghai) Co., Ltd of RMB477, totaling to the amount of RMB12,890.

Equity method investments

Equity method investments consisted of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
	US$	US$
Equity Method Investments
Listed company	43,410	784
Limited partnership	1,897	1,768
Cost of equity method investments	45,307	2,552
Impairment on equity investment	(31,652)	(417)
Loss (income) from equity method investment	(6,350)	245
Carrying amount of equity method investments	7,305	2,380

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    INVESTMENTS (continued)

Long-term Investments (continued)

Equity method investments (continued)

Private company

In May 2018, the Group acquired 45% of the share capital of Shenzhen Jinyingzaixian Technology Service Co., Ltd. (“Jinyingzaixian”), a non-listed company, through Shenzhen KaishengJinfu Enterprise Management Co., Ltd., for a cash consideration of RMB9,000.

In June 2021, the Group disposed of 20% of the share capital of Jinyingzaixian for a cash consideration of RMB2,726.

In July 2021, all the interest of Jinyingzaixian has been disposed of with the disposition of the lottery business related VIEs.

Jinyingzaixian is principally engaged in spot commodity trading services in China. The Group’s proportionate share of Jinyingzaixian’s net income (loss) included in the net loss from discontinued operations were US$(15), US$770 and US$(399) during the years ended December 31, 2019, 2020 and 2021, respectively.

In August 2018, Loto Interactive acquired 20% of the share capital of Guangzhou Sentai Information Technology Co., Ltd. (“Guangzhou Sentai”), a non-listed company, through Zhejiang Keying Ltd., for a cash consideration of RMB5,000.

Guangzhou Sentai is principally engaged in operating a self-media called www.shilian.com providing updated blockchain information. The proportionate share of Guangzhou Sentai’s net income recognized in the consolidated statements of comprehensive loss were US$17 from March 31, 2021, the acquisition date of Loto Interactive, to December 31, 2021.

Publicly listed company

As described in Note 5, on March 31, 2021, the Company’s ownership of Loto Interactive increased to 54.2% and started to consolidate Loto Interactive. The Group accounted for the investment on Loto Interactive as an equity method investment until March 31, 2021. The Group’s proportionate share of Loto Interactive’s comprehensive loss recognized in the consolidated statements of comprehensive loss were US$2,382, US$2,103 and US$364, including US$(578), US$(177) and US$631 recognized as other comprehensive income (loss), during the years ended December 31, 2019, 2020 and the period from January 1, 2021 to March 31,2021, respectively. The reclassification from other comprehensive loss into loss from equity method investments was US$131 as a result of the consolidation of Loto Interactive on March 31, 2021.

Limited partnership

In April 2015, the Group and Guangda Sports Culture Capital L.P (“Guangda Sports Culture”) entered into a subscription agreement, whereby the Group agreed to purchase 9.9% limited partnership interest in Guangda Sports Culture’s fund for a total amount of RMB20,000. Based on actual funding, the limited partnership interest changed to 12.2% as of December 31, 2017.

Guangda Sports Culture’s investment strategy is primarily to invest in emerging companies operating in the PRC. Guangda Sports Culture’s investments are focused in the sports sectors. As of December 31, 2021 and the report date, the investee is in the liquidation process. The Group’s proportionate share of Guangda Sports Culture's net income (loss) recognized in the consolidated statements of comprehensive loss were US$323, US$(471) and US$(213) during the years ended December 31, 2019, 2020 and 2021, respectively.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    INVESTMENTS (continued)

Long-term Investments (continued)

Equity method investments (continued)

Limited partnership (continued)

In February 2017, the Group and Sparkland Venture Capital Growth Fund L.P (“Sparkland”) entered into a subscription agreement, whereby the Group agreed to purchase 6.67% limited partnership interest in Sparkland’s fund for a total amount of US$1,000. Based on actual funding, the limited partnership interest changed to 15.38% as of December 31, 2017.

Sparkland’s investments are focused in the Virtual Reality and Augmented Reality industries. The Group’s proportionate share of Sparkland’s net income (loss) recognized in the consolidated statements of comprehensive loss were US$(47), US$62 and US$130 during the years ended December 31, 2019, 2020 and 2021, respectively.

All of these above-mentioned investments were classified as equity method investments as the Group does have significant influence over the entities. The net operating losses from these equity method investments for continuing operation recognized for the years ended December 31, 2019, 2020 and 2021 were US$1,915, US$1,865 and US$1,184, respectively. The net operating incomes (losses) from these equity method investments included in net loss from discontinued operations recognized for the years ended December 31, 2019, 2020 and 2021 were US$373, US$299 and US$(399), respectively. The Group recognized an impairment of nil, US$4,787 and nil in Loto Interactive for the years ended December 31, 2019, 2020 and 2021, respectively.

7.    CRYPTOCURRENCY ASSETS

The amounts represented the cryptocurrencies held by the Group as of December 31, 2021. For the year ended December 31, 2021, the Group generated cryptocurrencies through cryptocurrency mining business and the mining pool business. The movement of cryptocurrencies was as follows:

For the year
ended December
31, 2021
US$
Beginning balance	—
Receipts from issuance of ordinary shares for private placement	19,289
Cryptocurrencies acquired in connection with business combination	73,184
Cryptocurrencies borrowing	10,222
Cryptocurrencies mined from mining pool business	1,275,238
Cryptocurrencies mined from mining business	39,013
Cryptocurrency to be distributed for promotion activities on behalf of a third party	3,179
Deposits received from customers of mining data center	3,965
Distribution to pool participants	(1,282,143)
Repayment of deposit in the form of cryptocurrencies	(6,586)
Repayment of cryptocurrencies borrowings	(6,523)
Payment of service expense and long-lived assets	(2,295)
Cryptocurrencies paid in connection with asset acquistion	(1,731)
Disposal of cryptocurrencies	(37,599)
Others	(379)
Impairment of cryptocurrency assets	(31,757)
Ending balance of cryptocurrency assets, net	55,077

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

8.    PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
	US$	US$

Receivables from third-party payment service providers	350	574
Utility deposits	—	2,820
Deferred expense*	248	401
Loans to the third parties**	—	9,328
Deductible value-added input tax	692	7,458
Interest receivables	30	—
Others	242	944
Prepayments and other receivables	1,562	21,525

*     Deferred expense represents cash paid in advance to vendors, such as consultant expense and compliance expense, which would be amortized according to their respective service periods.

**   Loans to the third parties mainly consist of the free interest and due on demand loans of US$7,965 to Bee Computing (HK) Limited which engages in the research and development of cryptocurrency mining chips and mining machines.

9.    PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
	US$	US$

Machinery and equipment	—	95,979
Electronics and office equipment	1,776	1,280
Motor vehicles	648	966
Leasehold improvements	5,921	9,082
Construction in progress	—	7,662

Property and equipment, cost	8,345	114,969
Less: Accumulated depreciation	(7,348)	(22,284)
Less: Provision for impairment	—	(22,486)

Property and equipment, net	997	70,199

Depreciation expenses from continuing operations for the years ended December 31, 2019, 2020 and 2021 were approximately US$1,792, US$2,253 and US$14,328, respectively. Depreciation expenses from discontinued operations were approximately US$2,886, US$4,075 and US$734 for the years ended December 31, 2019, 2020 and 2021, respectively.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

9.    PROPERTY AND EQUIPMENT, NET (continued)

Provision for impairment from continuing operations for the year ended December 31, 2021 was approximately US$22,392, mainly due to the closure and demolition of data centers in Sichuan, China. There was no such impairment for the years ended December 31, 2019 and 2020.

10.   INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
	US$	US$
Cost:
Computer software	5,052	3,988
License agreement	22,252	22,252
Internet domain name	—	150
Brand name	12,733	71,292
Strategic contract	—	18,199
	40,037	115,881
Accumulated amortization:
Computer software	(4,287)	(3,317)
License agreement	(5,470)	(5,470)
Internet domain name	—	(10)
Brand name	(3,131)	(7,279)
Strategic contract	—	(909)
	(12,888)	(16,985)
Impairment* :
Computer software	(525)	(581)
License agreement	(16,782)	(16,782)
Brand name	(9,602)	(9,602)
	(26,909)	(26,965)
Intangible assets, net	240	71,931

*     The impairment of US$26,909 was related to the acquired intangible assets of the Multi Group that were recognized during the year ended December 31, 2019. The additional impairment of US$56 was related to the intangible assets of computer software of Loto Interactive during the year ended December 31, 2021.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

10.   INTANGIBLE ASSETS, NET (continued)

Amortization expenses from continuing operations for the years ended December 31, 2019, 2020 and 2021 were approximately US$4,141, US$252 and US$5,261, respectively. Amortization expenses from discontinued operations were approximately US$83, US$66 and US$32 for the years ended December 31, 2019, 2020 and 2021, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

US$

2022	9,559
2023	9,551
2024	9,512
2025	9,511
2026	8,601
2027 and thereafter	25,197

Total	71,931

11.   OPERATING LEASES

The Group entered into various operating lease agreements for offices space. The remaining lease terms ranges from 0.33 to 4.75 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group's consolidated balance sheet.

	As of	As of
	December 31,	December 31,
	2020	2021
	US$	US$

Right-of-use assets	1,429	6,553
Impairment of right-of-use assets	—	(387)
Right-of-use assets, net	1,429	6,166

Operating lease liabilities - current	569	2,213
Operating lease liabilities – non-current	890	4,569
Total operating lease liabilities	1,459	6,782

For the year ended December 31, 2019, the Group had operating lease costs from continuing operations of US$966 and short-term lease costs of US$619. For the year ended December 31, 2020, the Group had operating lease costs from continuing operations of US$121 and recorded short-term lease costs of US$405. For the year ended December 31, 2021, the Group had operating lease costs from continuing operations of US$1,223 and recorded short-term lease costs of US$270. Cash paid for amounts included in the measurement of operating lease liabilities were nil, US$52  and US$735 for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, the weighted average remaining lease term was 4.09 years and the weighted average discount rate was 3.71%.

The impairment of right-of-use assets of US$387 was related to the impairment of Loto Interactive due to the closure of data centers business in Sichuan, China and was recorded in the other operating expenses in the statement of comprehensive loss.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

11.   OPERATING LEASES (continued)

The following table summarizes the maturity of operating lease liabilities as of December 31, 2021:

US$

2022	2,230
2023	1,775
2024	1,188
2025	1,188
2026	891
Total	7,272
Less: imputed interest	(490)
Present value of lease liabilities	6,782

12.   ACCOUNTS PAYABLES

Accounts payables consist of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
	US$	US$
Pool participants payable*	—	53,400
Utility cost payable	—	983
Others	—	55

	—	54,438

*     Pool participants payable represents payments to pool participants in the mining pool business which are settled in cryptocurrencies.

13.   SHORT-TERM LOANS

In January 2021, for the purpose of acquisition of Loto Interactive, the Group entered into a loan agreement with Shanghai Bank, to borrow a loan for a period of six months, with an amount of HKD173,400 and a fixed interest rate of 6MHIBOR+200BPs per annum. The Company’s cash deposits in the amount of RMB155,000 has been pledged under the loan. By July 2021, the loan has been fully repaid.

In January 2021, the Company further entered into loan agreements with three third parties to borrow HKD11,000, RMB8,000 and RMB10,000, respectively, for no more than three months, with a fixed interest rate of 6% per annum. The loans have been fully repaid in March 2021, May 2021 and March 2021, respectively.

In March and May 2021, the Company further entered into loan agreements with a third party to borrow RMB5,000 for no more than three months, with a fixed interest rate of 6% per annum. In July 2021, the loans have been fully repaid.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

13.   SHORT-TERM LOANS (continued)

In March and May 2021, the Company entered into a loan agreement and a pledge agreement for one year, pursuant to which the lender agreed to lend to the Company funds equal to approximately US$18,949, 70%of the current fair market value (the “Loan-to-Value Ratio”) of 350.00971804 bitcoins and 120 bitcoins, respectively, with a fixed interest rate of 3.25% per annum and 2% service fee. The Company pledged 17 additional bitcoins subsequently in May 2021 as requested by the lender. In May 2021, the loans have been fully settled by rendering the pledged bitcoins to the lender.

14.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
	US$	US$

Advance from end users*	5,227	5,237
Deposit from customers**	—	3,965
Business tax and other taxes payable	211	255
Professional fees and services payable	1,004	4,033
Promotional events payables	314	394
Decoration payables	19	—
Contingent consideration		1,247
Others	723	3,607

	7,498	18,738

*     Advance from end users represents payments received by the Group in advance from the end users prior to the services to be provided.

**   Deposit from customers represents payments received by the Group in advance from customers in the data center business.

15.   STATUTORY RESERVE AND RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s PRC subsidiaries, E-Sun Sky Computer, Guixinyanghang and Loto Interactive Information being foreign-invested enterprises established in the PRC, are required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. E-Sun Sky Computer, Guixinyanghang and Loto Interactive Information are required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the E-Sun Sky Computer, Guixinyanghang and Loto Interactive Information.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.   STATUTORY RESERVE AND RESTRICTED NET ASSETS (continued)

In accordance with the China Company Laws, the Company’s PRC domestic companies (i.e. Ganzi Changhe, Lecaiyuntian, Chendu Keying and Chengdu Yilaike) must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The PRC domestic companies are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of each individual company.

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

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling approximately US$110,715 as of December 31, 2021. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2020 and 2021 and for each of the three years in the period ended December 31, 2021 are disclosed in Note 26.

Furthermore, cash transfers from the Company’s PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

16.   INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

USA

Summit Bend, Ohio I, Ohio II and Asgard is incorporated in the USA. Under the current laws, profits tax in USA is generally assessed at the rate 21% of taxable income.

British Virgin Islands

Under the current laws of the British Virgin Islands, BVI is not subject to tax on income or capital gains.

Curacao

Multi Pay N.V. is incorporated in the Curacao, Under the current laws, profits tax in Curacao is generally assessed at the rate of 2% of taxable income.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

16.   INCOME TAXES (continued)

Malta

Under the current laws, profits tax in Malta is generally assessed at the rate of 35% of taxable income. When dividend is paid or declared to the holding company, the paying entity is entitled to claim 6/7 of the profit tax paid as refund, which may effectively reduce income tax rate to 5%.

Cyprus

Round Spot Services Ltd is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as Round Spot Services Ltd had no assessable income for the years ended December 31, 2019, 2020 and 2021.

Hong Kong

500wan HK, Sunstar Technology, Skill Esport and the Hong Kong subsidiaries of Loto Interactive are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income up to HKD2,000 and assessed at the rate of 16.5% of taxable income over HKD2,000.

People’s Republic of China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. The subsidiaries incorporated in PRC are subject to the EIT rate of 25% in 2019, 2020 and 2021, respectively.

Loss before income taxes from continuing operations consists of:

	2019	2020	2021
	US$	US$	US$

Cayman Islands	(62,773)	(17,673)	(7,732)
USA	(631)	(80)	(1,292)
Hong Kong	(1,184)	(710)	(25,039)
Japan	(366)	(79)	—
Malta	(37)	(1,410)	(1,152)
Curacao	(3,291)	160	114
Cyprus	(4)	(6)	—
PRC	(7,647)	(3,556)	(28,824)

	(75,933)	(23,354)	(63,925)

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

16.   INCOME TAXES (continued)

The current and deferred components of the income tax expense from continuing operations in the consolidated statements of comprehensive loss are as follows:

	2019	2020	2021
	US$	US$	US$

Current tax benefit (expense)	(27)	(1)	—
Deferred tax benefit	1,110	31	359

Income tax benefit	1,083	30	359

The reconciliation of tax computed by applying the statutory income tax rate of 16.5% applicable to Hong Kong operations for 2021, and 25% applicable to PRC operations for 2020 and 2019 to income tax benefit from continuing operations is as follows:

	2019	2020	2021
	US$	US$	US$

Loss before income taxes	(75,933)	(23,354)	(63,925)
Income tax computed at applicable tax rates	(18,983)	(5,839)	(10,548)
Effect of different tax rates in different jurisdictions	162	323	(858)
Non-deductible expenses	17,524	3,940	5,481
Change in valuation allowance	1,522	1,812	6,188
Effect of EIT reversal for previous years	—	(22)	(359)
Research and development super-deduction	(198)	(235)	(263)
Others	(1,110)	(9)	—
	(1,083)	(30)	(359)

The components of deferred taxes are as follows:

	2020	2021
	US$	US$

Deferred tax assets
Advertising costs deductible in future years	212	—
Loss from equity method investment	—	53
Bad debt provision	720	887
Impairment of long-lived asset	—	7,526
Net operating losses (“NOLs”)	6,314	16,286
Less: valuation allowance	(7,246)	(24,752)

Total deferred tax assets, net	—	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

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

As of December 31, 2021, the Group had NOLs of approximately US$65,151 from PRC subsidiaries, US$11,086 from Hong Kong subsidiaries, respectively, which can be carried forward to offset future net profit for income tax purposes. The NOLs from PRC subsidiaries as of December 31, 2021 will expire in years 2022 to 2026 if not utilized.

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries were nil as of December 31, 2020 and 2021. Upon repatriation of the foreign subsidiaries, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. The related unrecognized deferred tax liabilities were nil as of December 31, 2020 and 2021.

17.   EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately US$268, US$126 and US$828 for the years ended December 31, 2019, 2020 and 2021, respectively.

18.   SHARE-BASED PAYMENT

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

On March 28, 2021, the shareholders and board of directors of the Company approved the 2021 Share Incentive Plan (the “Plan”). The Plan provides for the grant of options, restricted shares and other share-based awards. These options were granted with exercise prices denominated in US$, which is the functional currency of the Company. The board of directors has authorized under the Plan the issuance of up to 12% of the Company’s issued and outstanding ordinary shares from time to time, on an as-exercised and fully diluted basis, upon exercise of awards granted under the Plan. The maximum term of any issued share option is ten years from the grant date.

On January 2, 2019, the Company granted 7,553,980 RSUs to employees, which were vested on January 1, 2020.

On June 26, 2020, the Company granted 12,977,740 RSUs to employees. For these rewards, 6,488,870 RSUs were vested on July 1, 2020, and 6,488,870 RSUs were vested on December 1, 2020.

On December 21, 2020, the Company granted and vested 4,500,000 RSUs to employees.

On July 19, 2021, the Company granted 25,777,390 RSUs to employees and directors. For these rewards, 1,680,000 RSUs vested on November 22, 2021, 2,067,830 RSUs vested on December 1, 2021,  and 22,029,560 RSUs will vest on June 1, 2022.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.   SHARE-BASED PAYMENT (continued)

A summary of share option and restricted shares activity and related information for the years ended December 31, 2019, 2020 and 2021 are as follows:

Share options granted to employees and directors

			Weighted	Weighted
		Weighted	average	average
		average	grant date	remaining	Aggregated
	Number of	exercise	fair value per	contractual	intrinsic
	options	price	share	year	value
		US$	US$	(Years)	US$’000

Outstanding, January 1, 2019	35,474,100	1.07	1.17	0.94	2,078
Granted	—	—	—	—	—
Forfeited	(5,900,000)	1.74	0.92	—	—
Exercised	(3,572,880)	0.69	0.97	—	921
Outstanding, December 31, 2019	26,001,220	0.96	1.25	0.71	1,590
Granted	—	—	—	—	—
Forfeited	(18,616,300)	3.01	1.32	—	—
Exercised	(125,900)	0.20	0.38	—	88
Outstanding, December 31, 2020	7,259,020	0.99	1.09	0.51	907
Granted	—	—	—	—	—
Expired	(3,708,680)	2.70	1.15	—	—
Exercised	(3,508,990)	0.71	1.00	—	524
Outstanding, December 31, 2021	41,350	0.40	0.97	1.81	9
Vested and expected to vest at December 31, 2021	41,350	0.40	0.97	1.81	9
Exercisable at December 31, 2021	41,350	0.40	0.97	1.81	9

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.  SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors

		Weighted	Weighted
		average	average
		grant date	remaining	Aggregated
	Number of	fair value	contractual	intrinsic
	options	per share	year	value
		US$	(Years)	US$’000

Outstanding, January 1, 2019	7,076,760	1.15	8.99	5,364
Granted	7,553,980	0.76	9.01	6,496
Forfeited	—	—	—	—
Exercised	(1,224,180)	1.41	—	1,053
Outstanding, December 31, 2019	13,406,560	0.93	8.52	11,530
Granted	17,477,740	0.36	9.61	15,730
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2020	30,884,300	0.62	8.98	27,796
Granted	25,777,390	0.42	9.55	15,827
Forfeited	—	—	—	—
Exercised	(34,632,130)	0.60	—	21,264
Outstanding, December 31, 2021	22,029,560	0.42	9.55	13,526
Vested and expected to vest at December 31, 2021	22,029,560	0.42	9.55	13,526
Exercisable at December 31, 2021	22,029,560	0.42	9.55	13,526

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as of December 31, 2020 and 2021 and the exercise price.

As of December 31, 2021, there was no unrecognized share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized.

As of December 31, 2021, there was US$4,474 unrecognized restricted share compensation costs related to equity awards granted to employees that is expected to be recognized. To the extent the actual forfeiture rate is different from the original estimate, actual restricted share compensation costs related to these awards may be different from the expectation.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.   SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors (continued)

During the years ended December 31, 2019 and 2020, the Company has made several modifications on share options by extending the maturity dates of the unexercised share options, which resulted in incremental compensation cost. The incremental fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on market yield of U.S. Treasury Bond in effect at the time of grant. During the year ended December 31, 2021, no share options were modified. The assumptions used to estimate the fair value of the share options modified are as follows:

	For the years ended December 31,
	2019	2020

Expected volatility	66.89%~67.67%	85.73%~97.73%
Risk-free interest rate	1.62%~1.95%	0.11%~0.17%
Dividend yield	0.00%	0.00%
Forfeiture rate	0.00%	0.00%
Suboptimal early exercise factor	2.2~2.8	2.2~2.8

The fair value of restricted shares was determined using the market price of the ordinary shares of the Company on the grant date.

The exercise price of share options granted to the employees and directors equaled the market price of the ordinary shares on the grant date. No share options were granted during the years ended December 31, 2019, 2020 and 2021.

The total fair value of the restricted shares granted to the employees and directors during the years ended December 31, 2019, 2020 and 2021 were US$5,749, US$6,318 and US$10,852, respectively.

The Company granted restricted shares to employees and directors during the years ended December 31, 2019, 2020 and 2021 with free exercise price. The weighted-average grant-date fair value per restricted shares granted to employees and directors during the years ended December 31, 2019, 2020 and 2021 were US$0.76, US$0.62 and US$0.42, respectively.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.   SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors (Continued)

Total share-based compensation expenses relating to options and restricted shares granted to employees and directors for the years ended December 31, 2019, 2020 and 2021 are included in:

	For the year ended December 31, 2019
	Employees	Directors	Total
	US$	US$	US$

Cost of services	2	—	2
Sales and marketing	1,075	—	1,075
General and administrative	8,364	73	8,437
Service development expenses	1,984	—	1,984

	11,425	73	11,498

	For the year ended December 31, 2020
	Employees	Directors	Total
	US$	US$	US$

Sales and marketing	694	—	694
General and administrative	4,568	1,355	5,923
Service development expenses	1,430	—	1,430

	6,692	1,355	8,047

	For the year ended December 31, 2021
	Employees	Directors	Total
	US$	US$	US$

Cost of services	1,665	—	1,665
Sales and marketing	16	—	16
General and administrative	2,843	1,613	4,456
Service development expenses	309	—	309

	4,833	1,613	6,446

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

19.   RELATED PARTY TRANSACTIONS

Amounts due from a related party

As of December 31, 2020, the balance of due from a related party was in the amount of US$56. The balance represented interest receivable with interest rate of 4.35% for a loan provided to the subsidiary of Loto Interactive by E-Sun Sky Network Technology Co., Ltd (the Company’s former VIE subsidiary) which was included in current assets for discontinued operations. In January 2021, the balance has been fully paid.

Prepayments to a related party – non-current

As of December 31, 2021, the balance of prepayments to related party was in the amount of US$11,504. The balance consisted of prepayments for assets purchased from the minority interest shareholder of a subsidiary.

Amounts due to related parties

There was no amount due to related parties as of December 31, 2020.

As of December 31, 2021, the balance of due to related parties was in the amount of US$8,021, which mainly consisted of (i) US$6,320 of the payable to the minority interest shareholders of a subsidiary for the remaining consideration of the asset acquisition of Asgard Data Centers; (ii) US$1,325 of the payable to the minority interest shareholders of a subsidiary for the data center operation costs; (iii) US$59 of the payment of property and equipment made by a former shareholder of a subsidiary of the Group on behalf of Loto Interactive; (iv)US$299 of payable for business cooperation expense due to a minority interest shareholder of a subsidiary of Loto Interactive, and (v) US$18 of the expense paid by a director of a subsidiary of the Group on behalf of Loto Interactive.

Related Party transactions

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	US$	US$	US$
Interest from loan to Loto Interactive Information	32	20	—
Other operating income from management service provided to Loto Interactive Information	46	32	—
Data center operation costs for services provided by a minority interest shareholder of a subsidiary	—	—	1,325
	78	52	1,325

During the year ended December 31, 2020, the Company also paid expense on behalf of Loto Interactive in the amount of US$17. As of December 31, 2020, Loto Interactive has repaid the full amount to the Company.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

20.   COMMITMENTS AND CONTINGENCIES

Contractual arrangements among the Company and the former VIEs

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

The memorandum and articles of association of the Company require that the Company indemnify its officers and directors, as well as those who act as directors and officers of other entities at the Company’s request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. The indemnification obligations are more fully described in the memorandum and articles of association. The Company purchases standard directors’ and officers’ insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company’s memorandum and articles of association and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated.

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2020 and 2021.

Indemnity cost

There was no indemnity cost occurred in 2019, 2020 and 2021.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

20.   COMMITMENTS AND CONTINGENCIES (continued)

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis and has not recorded any material liabilities in this regard during 2019, 2020 and 2021.

On February 13, 2020, a securities class action lawsuit was filed against BIT Mining Limited and certain of the Group’s current and former officers (collectively, “Defendants”) in the United States District Court for the Eastern District of New York. The complaint alleges, among other things, that the Group made materially misleading statements and omissions regarding its compliance with applicable anti-corruption laws and regulations. In June 2020, the lead plaintiff filed an amended complaint. In November 2020, the lead plaintiff filed a second amended complaint. The claims raised in the first amended complaint do not differ materially from those raised in the original complaint. The second amended complaint raises the same claims as the first amended complaint, but alleges additional facts in support of those claims. On December 21, 2020, the Company served its Motion to Dismiss the second amendment complaint (“Motion to Dismiss”). On January 20, 2021, lead plaintiff served its opposition to the Company’s Motion to Dismiss. On February 19, 2021, the Company filed all papers associated with its Motion to Dismiss, including the Company’s reply in further support of the Motion to Dismiss. On August 13, 2021, a Report and Recommendation was issued to grant the Motion to Dismiss. Plaintiffs filed objections to the Report and Recommendation on August 27, 2021 and the defendants responded on September 10, 2021. On September 20, 2021, the Court dismissed the case and the Clerk of the Court is directed to enter judgment consistent with this Order and close the case. As such, this case is now terminated.

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

Operating lease commitments

The information of lease commitments is provided in Note 11.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

21.   LOSSES PER SHARE

Basic and diluted losses per share for each of the years presented is calculated as follows:

	For the years ended December 31,
	2019		2020		2021
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B

Losses per share from continuing operations—basic:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating losses per ordinary share—basic	(69,047)	(5,803)	(23,278)	(46)	(51,774)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	395,357,173	33,229,132	429,164,170	847,093	622,337,875	99
Denominator used for losses per share	395,357,173	33,229,132	429,164,170	847,093	622,337,875	99
Losses per share from continuing operations — basic	(0.17)	(0.17)	(0.05)	(0.05)	(0.08)	—

Losses per share from continuing operations—diluted:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(69,047)	(5,803)	(23,278)	(46)	(51,774)	—
Reallocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	(5,803)	—	(46)	—	—	—
Net loss from continuing operations attributable to ordinary shareholders	(74,850)	(5,803)	(23,324)	(46)	(51,774)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	395,357,173	33,229,132	429,164,170	847,093	622,337,875	99
Conversion of Class B to Class A ordinary shares	33,229,132	—	847,093	—	99	—
Denominator used for losses per share	428,586,305	33,229,132	430,011,263	847,093	622,337,974	99
Losses per share from continuing operations—diluted	(0.17)	(0.17)	(0.05)	(0.05)	(0.08)	—

Losses from continuing operations per ADS:
Denominator used for losses per ADS - basic	39,535,717	—	42,916,417	—	62,233,788	—
Denominator used for losses per ADS - diluted	42,858,631	—	43,001,126	—	62,233,797	—
Losses from continuing operations per ADS – basic	(1.75)	—	(0.54)	—	(0.83)	—
Losses from continuing operations per ADS – diluted	(1.75)	—	(0.54)	—	(0.83)	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

21.  LOSSES PER SHARE (continued)

	For the years ended December 31,
	2019		2020		2021
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B

Losses per share from discontinued operations—basic:
Numerator:
Allocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating losses per ordinary share—basic	(18,054)	(1,517)	(9,070)	(18)	(8,742)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic loss per share	395,357,173	33,229,132	429,164,170	847,093	622,337,875	99
Denominator used for loss per share	395,357,173	33,229,132	429,164,170	847,093	622,337,875	99
Losses per share from discontinued operations — basic	(0.05)	(0.05)	(0.02)	(0.02)	(0.01)	—

Losses per share from discontinued operations—diluted:
Numerator:
Allocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(18,054)	(1,517)	(9,070)	(18)	(8,742)	—
Reallocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	(1,517)	—	(18)	—	—	—
Net loss from discontinued operations attributable to ordinary shareholders	(19,571)	(1,517)	(9,088)	(18)	(8,742)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic loss per share	395,357,173	33,229,132	429,164,170	847,093	622,337,875	99
Conversion of Class B to Class A ordinary shares	33,229,132	—	847,093	—	99	—
Denominator used for loss per share	428,586,305	33,229,132	430,011,263	847,093	622,337,974	99
Losses per share from discontinued operations—diluted	(0.05)	(0.05)	(0.02)	(0.02)	(0.01)	—

Losses from discontinued operations per ADS:
Denominator used for loss per ADS - basic	39,535,717	—	42,916,417	—	62,233,788	—
Denominator used for loss per ADS - diluted	42,858,631	—	43,001,126	—	62,233,797	—
Losses from discontinued operations per ADS – basic	(0.46)	—	(0.21)	—	(0.14)	—
Losses from discontinued operations per ADS – diluted	(0.46)	—	(0.21)	—	(0.14)	—

22.  EQUITY TRANSACTIONS

The authorized share capital consisted of 2,000,000,000 ordinary shares at a par value of US$0.00005 per share, of which 1,599,935,000 shares were designated as Class A ordinary shares, 65,000 shares as Class A preference shares and 400,000,000 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. The voting power of each Class A preference share is equal to that of 10,000 Class A ordinary shares. The Class A preference shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs and are not entitled to receive dividends.

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

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

22.  EQUITY TRANSACTIONS (continued)

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

In 2021, 3,508,990 share options were exercised at the exercise prices of US$0.2 to US$1.0 per share resulting in the issuance of 3,508,990 Class A ordinary shares at US$0.00005 each for an aggregate consideration of US$2,496, and 34,632,130 restricted shares were vested and exercised without exercise prices. During the year ended December 31, 2021, 185,572,963 Class A ordinary shares were issued for private placement and 56,236,295 Class A ordinary shares were issued for business combinations. As of December 31, 2021, 710,078,070 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

The Company’s Board of Directors has appointed Mr. Man San Vincent Law as its Executive Director, effective as of April 5, 2021, and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a company wholly-owned by Mr. Law. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 17.66% to approximately 54.90% (based on the Company’s total outstanding share capital as of December 31, 2021). The following is a summary of the key terms associated with the Preference Shares.

(1)The voting power of each Preference Share is equal to that of 10,000 Class A ordinary shares of the Company, subject to proportional reduction commensurate with the number of Class A ordinary shares beneficial owned by Good Luck;
(2)The Preference Shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs;
(3)The Preference Shares are not entitled to receive dividends;
(4)If Good Luck transfers the Preference Shares to a third party which is not an affiliate of Good Luck, or when Good Luck ceases to be controlled by any person holding executive office in or being a member of the board of director of the Company, Class A Preference Shares shall cease to have any voting right and
(5)If Mr. Law ceases to serve as a director of the Company, the Company shall be entitled to redeem the Class A Preference Shares at the original subscription price.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

23.  FAIR VALUE MEASUREMENT

As of December 31, 2020 and 2021, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair value measurement
at December 31, 2020
Quoted prices
in active
		markets for	Significant other	Significant
	Total fair value at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2020	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Description
Assets
Cash equivalents
Wealth management products	15,388	—	15,388	—

Total assets	15,388	—	15,388	—

Fair value measurement
at December 31, 2021
Quoted prices
in active
	Total fair	markets for	Significant other	Significant
	value at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2021	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Description
Liabilities
Contingent consideration	1,247	—	—	1,247

Total liabilities	1,247	—	—	1,247

The Group measured the fair value of its wealth management products based on alternative pricing sources and models utilizing market observable inputs and has classified those as level 2 measurement.

The Group’s financial liability based on Level 3 inputs consists of a contingent consideration arrangement related to the acquisition of BTC.com Pool Business. The Company is contractually obligated to pay contingent consideration payments to Blockchain Alliance Holding if BTC.com Pool Business realizes certain net profit.

The Group measures certain financial assets, including the investment under the measurement alternative method and equity method at fair value on a nonrecurring basis only if they were determined to be impaired. The Group’s non-financial assets, such as intangible assets, cryptocurrency assets, goodwill and property and equipment, would be measured at fair value when an impairment charge is recognized.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

24.  SEGMENT REPORTING

The Group continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. In December 2020, the Group announced the entrance into the cryptocurrency industry. As of December 31, 2021, the Group have completed the transformation of its business to become a cryptocurrency mining enterprise. In accordance with ASC topic 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the different business operating results instead of the previously geographic location operating results. As a result, the Group has three reportable segments, including the mining pool business, the data center business and the cryptocurrency mining. The Group’s other business, mainly consisting of online gaming in Europe, was not material for the year ended December 31, 2021.

The following table presents summary information by segment for continuing operations for the years ended December 31, 2019, 2020 and 2021, respectively.

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Reportable segment revenues:
Mining pool	—	—	1,275,106
Data center	—	—	11,825
Cryptocurrency mining	—	—	39,429
Others	5,161	2,167	2,516
Total segment and consolidated revenues	5,161	2,167	1,328,876
Reportable segment cost of revenue-exclusive depreciation and amortization:
Mining pool	—	—	(1,279,757)
Data center	—	—	(9,909)
Cryptocurrency mining	—	—	(13,205)
Others	(7,663)	(1,787)	(1,667)
Total segment and consolidated cost of revenue-exclusive depreciation and amortization	(7,663)	(1,787)	(1,304,538)
Reportable segment cost of revenue-depreciation and amortization:
Mining pool	—	—	(4,148)
Data center	—	—	(3,269)
Cryptocurrency mining	—	—	(11,354)
Others	(254)	(229)	(106)
Total segment and consolidated cost of revenue-depreciation and amortization	(254)	(229)	(18,877)
Total segment and consolidated cost	(7,917)	(2,016)	(1,323,415)
Reconciling items:
Operating expenses	(24,580)	(17,419)	(29,569)
Other operating income	39	534	300
Government grant	34	21	—
Other operating expenses	(582)	(273)	(14,686)
Net loss on disposal of cryptocurrencies	—	—	6,717
Impairment of cryptocurrencies	—	—	(31,757)
Changes in fair value of derivative instrument	—	—	3,696
Impairment of property and equipment	—	—	(22,392)
Changes in fair value of contingent considerations	—	—	13,936
Impairment of intangible assets	(26,909)	—	(56)
Impairment of goodwill	(19,200)	—	—
Operating loss	(73,954)	(16,986)	(68,350)
Other income, net	—	42	594
Interest income	1,308	242	56
Interest expense	—	—	(775)
Loss from equity method investments	(1,915)	(1,865)	(1,184)
Gain on previously held equity interest	—	—	5,500
Impairment of long-term investments	(1,372)	(4,787)	—
Gain from disposal of subsidiaries	—	—	234
Income tax benefit	1,083	30	359
Net loss	(74,850)	(23,324)	(63,566)

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

25.  SUBSEQUENT EVENTS

Termination of the Online Lottery Business in Europe

The Company is in the process of terminating its online lottery business in Europe which was operated under The Multi Group. As of December 31, 2021, TMG has ceased the business operation under Sweden e-Gaming license. Other business operations have been ceased in January 2022. As of the date of this report, the Company is in the process of surrendering all the e-Gaming licenses with the local authorities. Due to the expansion of the Company’s cryptocurrency mining business, the Company does not expect the termination of its online lottery business in Europe to have a material impact on its operational results or financial position.

Loans entered by and made by the Company

In January 2022, the Company, entered into a loan agreement and a pledge agreement for one year, pursuant to which the lender agreed to lend to the Company funds equal to 65% of the current fair market value (the “Loan-to-Value Ratio”) of 4,000 Ethererum, with a fixed interest rate of 3.25% per annum and 2% service fee. As of the date of this report, the loan principal obtained by the Company is US$6.3 million.

From January to March 2022, the Company entered into loan agreements to lend approximately US$7,028 to Bee Computing (HK) Limited, which conducted the project in research and development of cryptocurrency mining chips and mining machines.

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of the consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

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

As of December 31, 2021, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of	As of
	December 31,	December 31,
	2020	2021
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	510	126
Cryptocurrency assets	—	17,068
Other current assets	1,291	44,362
Amounts due from intergroup companies	73,242	95,697

Total current assets	75,043	157,253

Non-current assets:
Investment in subsidiaries and VIEs	(9,413)	38,981
Intangible assets, net	—	140

Total non-current assets	(9,413)	39,121

TOTAL ASSETS	65,630	196,374

	As of	As of
	December 31,	December 31,
	2020	2021
	US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	129	73
Accrued expenses and other liabilities	1,035	3,531
Amounts due to intergroup companies	2,633	10,993

Total current liabilities	3,797	14,597

TOTAL LIABILITIES	3,797	14,597

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 and 1,599,935,000 shares authorized as of December 31, 2020 and December 31, 2021, respectively; 430,127,692 and 710,078,070 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively	22	36
Class A preference shares, par value US$0.00005 per share;0 and 65,000 shares authorized as of December 31, 2020 and December 31, 2021; 0 and 65,000 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively	—	—
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 and 400,000,000 shares authorized as of December 31, 2020 and December 31, 2021,respectively; 99 shares issued and outstanding as of December 31, 2020 and December 31, 2021	—	—
Additional paid-in capital	412,364	590,567
Treasury shares	(21,604)	(21,604)
Accumulated other comprehensive loss	(4,598)	(2,355)
Accumulated deficit and statutory reserve	(324,351)	(384,867)

Total shareholder’s equity	61,833	181,777

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	65,630	196,374

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$

Revenues	—	—	39,414
Operating costs and expenses:
Cost of revenue	—	—	(6,279)
Sales and marketing	(8)	(4)	(244)
General and administrative	(4,270)	(8,347)	(8,047)

Total operating costs and expenses	(4,278)	(8,351)	(14,570)

Net loss on disposal of cryptocurrencies	—	—	(7,381)
Impairment of cryptocurrency assets	—	—	(3,637)

Operating profit (loss)	(4,278)	(8,351)	13,826
Interest income	18	34	9
Interest expense	—	—	(708)
Equity in loss of subsidiaries and VIEs	(90,161)	(24,095)	(73,643)

Loss before income tax	(94,421)	(32,412)	(60,516)

Net loss	(94,421)	(32,412)	(60,516)

Other comprehensive (loss) income
Foreign currency translation (loss) gain	(192)	2,316	1,481
Reclassification into loss of loss from equity method investments	—	—	131
Share of other comprehensive (loss) income from an equity method investee	(578)	(177)	631

Comprehensive loss	(95,191)	(30,273)	(58,273)

Condensed statements of cash flows

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$

Net cash used in operating activities	(4,266)	(2,606)	(135,484)
Net cash (used in) provided by investing activities	(8,365)	(1,842)	33,227
Net cash provided by financing activities	11,710	4,081	101,873
Net decrease in cash and cash equivalents	(921)	(367)	(384)
Cash and cash equivalents at beginning of the year	1,798	877	510
Cash and cash equivalents at end of the year	877	510	126

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company used the equity method to account for its investment in its subsidiaries and the former VIEs.

The parent company records its investment in its subsidiaries and the former VIEs under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Equity in profits (losses) of subsidiaries and VIEs” on the condensed statements of comprehensive income (loss). Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial information should be read in conjunction with the Group’s consolidated financial statements.