Form 20-F
period 2022-12-31
BIT Mining Ltd
filed 2023-04-17
CIK 1517496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

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

428 South Seiberling Street,

Akron, Ohio 44306,

United States of America

(Address of Principal Executive Offices)

Qiang Yuan, Chief Financial Officer

+1 (346) 204-8537

428 South Seiberling Street,

Akron, Ohio 44306,

United States of America

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities and Exchange Act of 1934:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.00005 per share* American Depositary Shares, each representing hundred (100) Class A ordinary shares	BTCM	New York Stock Exchange*

*     Not for trading, but only in connection with the listing of the American depositary shares (“ADSs”) on the New York Stock Exchange. Each ADS represents the right to receive hundred (100) Class A ordinary shares. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,063,813,210 Class A ordinary shares , 65,000 Class A preference shares and 99 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2022.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents hundred (100) Class A ordinary shares;
●	“China” and the “PRC” are to the People’s Republic of China;
●	“consolidated affiliated entities” refers to the former consolidated affiliated entities of our Company, namely,
●	Loto Interactive Limited, or Loto Interactive, which was disposed of by the Company on July 25, 2022, and
●	other intermediate holding companies.
●	“ordinary shares” are to our ordinary shares, par value US$0.00005 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$” and “U.S. dollars” are to the legal currency of the United States;
●	“EUR” are to the legal currency of the European Union; and
●	“We,” “us,” “our company,” “our,” “the Group” or “the Company” are to BIT Mining Limited, its predecessor entities and its consolidated affiliated subsidiaries.

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

Our ADSs, each representing one hundred (100) of our Class A ordinary shares, are listed on the NYSE under the Company’s English name “BIT Mining Limited,” and its ticker symbol “BTCM.” Before April 20, 2021, our ADSs were listed on the NYSE under the Company’s former English name “500.com Limited” and its former ticker symbol “WBAI.” Before December 23, 2022, each of our ADSs represented ten (10) of our Class A ordinary shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

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

INTRODUCTORY NOTE

Revision of Previously Issued Financial Statements

During the preparation of this Annual Report, the Company identified and corrected an immaterial error related to the impairment calculation of cryptocurrency assets. The Company has been historically calculating the impairment of cryptocurrency assets on a daily basis using a spot price at a standard cutoff time. The Company determined such a method was not in compliance with ASC 350-30-35-19 which requires the recognition of impairment when carrying value exceeds fair value. The Company further determined that the intraday lowest quoted price should be utilized in calculating impairment of the Company’s cryptocurrency assets.

In accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the materiality of the error from qualitative and quantitative perspectives, and concluded that the error was immaterial to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statement of Comprehensive Loss, Changes in Shareholders’ Equity and Cash Flows for the year ended December 31, 2021. The following tables present the impact of this error on the Company’s financial statements as of December 31, 2021 and for the year ended December 31, 2021:

	As of December 31, 2021
Consolidated Balance Sheet		Effect of
Amounts in thousands U.S. dollars (“US$”)	As Reported	Adjustment	As Revised
Cryptocurrency assets	$55,077	$(1,887)	$53,190
Total current assets	95,143	(1,887)	93,256
Total assets	296,116	(1,887)	294,229
Accumulated deficit and statutory reserve	(384,867)	(1,887)	(386,754)
Total shareholders' equity	207,150	(1,887)	205,263
Total liabilities and shareholders' equity	296,116	(1,887)	294,229

	For the year ended December 31, 2021
Consolidated Statement of Comprehensive Loss
Amounts in thousands of U.S. dollars (“US$”), except for number of shares		Effect of
and per share (or ADS) data	As Reported	Adjustment	As Revised
Net gain on disposal of cryptocurrency assets	6,717	4,675	11,392
Impairment of cryptocurrency assets	(31,757)	(6,562)	(38,319)
Operating loss from continuing operations	(68,350)	(1,887)	(70,237)
Loss before income tax from continuing operations	(63,925)	(1,887)	(65,812)
Net loss from continuing operations	(63,566)	(1,887)	(65,453)
Net loss	(72,487)	(1,887)	(74,374)
Net loss attributable to BIT Mining Limited	(60,516)	(1,887)	(62,403)
Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:
Net loss from continuing operations	(0.08)	(0.01)	(0.09)
Net loss	(0.09)	(0.01)	(0.1)
Losses per American Depositary Share ("ADS*") (1 ADS represents 100 Class A ordinary shares)-Basic and Diluted:
Net loss from continuing operations	(8.32)	(0.3)	(8.62)
Net loss	(9.72)	(0.3)	(10.02)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

Note: Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.

	For the year ended December 31, 2021
Consolidated Statement of Cash Flows		Effect of
Amounts in thousands U.S. dollars (“US$”)	As Reported	Adjustment	As Revised
Net loss	$(72,487)	$(1,887)	$(74,374)
Impairment of cryptocurrency assets	31,757	6,562	38,319
Net gain on disposal of cryptocurrency assets	(6,717)	(4,675)	(11,392)

	For the year ended December 31, 2021
Consolidated Statement of Changes in Shareholders' Equity	Accumulated deficit	Total shareholders'
Amounts in thousands U.S. dollars (“US$”)	and statutory reserve	equity
Net loss for the year (as reported)	(60,516)	(72,487)
Net loss for the year (effect of adjustment)	(1,887)	(1,887)
Net loss for the year (as revised)	(62,403)	(74,374)

Balance as of December 31, 2021 (as reported)	(384,867)	207,150
Balance as of December 31, 2021 (effect of adjustment)	(1,887)	(1,887)
Balance as of December 31, 2021 (as revised)	(386,754)	205,263

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Holding Company Structure

BIT Mining Limited, our ultimate Cayman Islands holding company, does not have substantive operations other than (1) holding certain of our digital assets in connection with our cryptocurrency mining business and (2) indirectly holding the equity interest in our subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, Kazakhstan, the United States and China. As of the date of this annual report, (i) we do not have revenue-generating operations in China, and our remaining operations in China primarily involve the provision of administrative support to our cryptocurrency mining business as well as the provision of internal information technology services to our operating entities and mining pools outside China; and (ii) we do not maintain any variable interest entity structure in China. Adverse actions by the Chinese government may potentially force us to cease our administrative support and internal information technology services from China to your international cryptocurrency mining business. We have developed Ethereum Classic mining operation in Hong Kong, but have no plan to further expand such Hong Kong-based operation. This is because we are focusing on growing our cryptocurrency mining operations in the United States. In 2020, 2021 and 2022, our operations in Hong Kong generated approximately nil, 1.5% and 5.3% of our total revenue for such year. As used in this annual report, “we,” “us,” “our company” or “our” refers to BIT Mining Limited, a Cayman Islands exempted company and its subsidiaries. Investors in our ADSs are purchasing equity interest in a Cayman Islands holding company.

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report. BIT Mining Limited, in which investors hold an interest, is shaded in grey.

Cash Flows through our Organization

We currently intend to reinvest all available funds and any future earnings to fund our business growth and expansion outside of China and, therefore, we currently have no plan to pay any cash dividends on our ordinary shares, including those represented by the ADSs, in the foreseeable future. As of the date of this annual report, our Cayman Islands holding company has not declared or paid dividends, nor did any subsidiary declare or make any dividends or distributions to the Cayman Islands holding company. Our ability to pay dividends depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. A substantial majority of our funds and assets are currently held by subsidiaries located outside of mainland China. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances and capital contributions, as applicable. We are not aware of any regulatory restriction of transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, Kazakhstan and the United States. Our subsidiaries in mainland China are subject to paid-up capital requirements, and we must consider their financial conditions in any distribution of the earnings to their respective holding companies.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent that our income is received in Renminbi, shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”), as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions. Our subsidiaries in mainland China have completed the registration with the local branch of SAFE. Any loan or capital injection to our subsidiaries in mainland China are made and used on an ad-hoc basis.

To the extent that we need to rely on our PRC subsidiaries to pay dividends or service any debt, we will be subject to applicable PRC laws that may restrict our PRC subsidiaries to pay dividends to us. Pursuant to applicable PRC laws, our subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. The aggregate retained earnings for our PRC subsidiaries as determined under the Accounting Standards for Business Enterprise were RMB71.1 million and RMB8.6 million as of December 31, 2020 and 2021 and retained losses of RMB44.8 million as of December 31, 2022, respectively. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (1) general reserve fund, (2) enterprise expansion fund and (3) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. As of the date of this annual report, our PRC subsidiaries are not required to keep general reserve fund due to operational loss. Appropriation to the other two reserve funds are at our subsidiaries’ discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during 2020, 2021 and 2022. As a result of the restriction on our PRC subsidiaries’ ability to transfer fund out of the PRC, we will monitor the amount of dividend that can be paid to us by our PRC to ensure that we and the PRC subsidiaries comply with relevant PRC laws and regulations.

We do not expect the regulatory restrictions imposed by the PRC government on access to foreign currencies or on the ability of our subsidiaries in mainland China to pay dividends to us will affect our ability to transfer cash among entities within our group or pay dividends to investors in the future, as we generate substantially all of our revenue from operations located outside of mainland China and Hong Kong. However, we cannot assure you that there will not be regulatory changes that may prevent us from transferring the cash we maintain in Hong Kong outside of PRC, or restrict our ability to deploy our cash into our business or to pay dividends in the future.

Except as disclosed in this annual report, we are not aware of other material restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, or on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

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

Due to regulatory and policy developments in China, we developed our international operations and migrated our cryptocurrency operations to international markets. We may be subject to restrictions relating to the transfer of cryptocurrency mining machines out of China, as China has recently strengthened regulations on exports of goods, technology and services. Specifically, for computers and related components used in cryptocurrency mining machines, exporting enterprises should carefully evaluate whether the mining machines, their components, and any data or information contained therein are subject to export restrictions, and therefore are required to go through relevant export licensing procedures before such mining machines can be transported out of China. The relevant restrictions that apply to the transfer of cryptocurrency mining machines by us include, but are not limited to, the Catalogue of Goods Prohibited from Export, the Catalogue of Goods Subject to Export License Management, the Catalogue of Technologies Prohibited from Export and Restricted from Export in China, the Catalogue for the Administration of Import and Export Licenses of Dual-use Items and Technologies, and other applicable export control catalogues and lists. In addition, since most of our mining machines are second-hand equipment, we may also be required to evaluate, inspect and dispose of the relevant stored information or data to comply with relevant data security regulations before moving such machines to markets outside China. If we are deemed to have violated export restrictions or data security regulations in China or otherwise become subject to government interferences, we might still subject to administrative penalties or criminal investigation by relevant government authorities.

We have adopted the development strategy to focus on the expansion of our blockchain and cryptocurrency mining operations to international markets. We have invested in Akon, Ohio, a mining site with access to power capacity of up to 82.5 megawatts. As of the date of this annual report, we have deployed our mining machines primarily to the United States and, to a lesser extent, Kazakhstan. However, we cannot assure you that the government authorities in these international markets will not adopt new laws and regulations in the future to restrict blockchain and cryptocurrency business.

Some jurisdictions restrict various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange, the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies, the provision of trading and other services related to cryptocurrencies by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on cryptocurrencies. We cannot assure you that these jurisdictions will not enact new laws or regulations that further restrict activities relate to cryptocurrencies.

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

Due to the environmental-impact concerns related to the potential high demand for electricity to support cryptocurrency mining activity, political concerns, and for other reasons, we may be required to cease mining operations without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement. For example, due to the most the power shortage and political unrest in Kazakhstan in 2021, we temporarily suspended mining activities in Kazakhstan. We are still reevaluating our prospects there, but currently do not plan to carry out any joint construction of a new data center in that country.

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

As a result of our investments and our cryptocurrency mining activities, including investments in which we do not have a controlling interest, and the sale of Shares of Loto Interactive Limited, the investment securities we hold could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an inadvertent investment company. The cryptocurrency we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own, acquire or mine are securities.

An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. As of December 31, 2022, we do not believe we are an inadvertent investment company, however this issue has not been resolved by SEC rules or regulations. For us, any grace period would be unknown until further clarifications from or regulations by the SEC concerning cryptocurrency treatment. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and cryptocurrency on hand or liquidating our investment securities or cryptocurrency or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

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

We are required to assess the effectiveness of our disclosure controls and procedures and internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the year ended December 31, 2022, we identified a material weakness as of December 31, 2022, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB.

The material weakness that was identified relates to inadequate design and implementation of controls over the assessment of the appropriateness of its accounting policies regarding certain cryptocurrency transactions.

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

Pursuant to the PRC Cybersecurity Law (“Cybersecurity Law”), which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator (“CIIO”) in the course of its operations in China must be stored in China, and if a critical information infrastructure operator, as defined by “The Security Protection Regulations for Critical Information Infrastructure,” effective September 1, 2021, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). The Cybersecurity Law also establishes more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The Cybersecurity Law contains an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in China. The Cybersecurity Law emphasizes requirements for network products, services, operations and information security, as well as monitoring, early detection, emergency response and reporting. On January 4, 2022, the CAC announced the adoption of the Cybersecurity Review Measures, and effective February 15, 2022, online platforms and network providers possessing personal information of more than one individual million user must undergo a cybersecurity review by the CAC when they seek listing in foreign markets. In addition, pursuant to the PRC Data Security Law (“Data Security Law”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, all data activities that take place in China, as well as abroad if the data activities are deemed to impair China’s national security, China’s public interest or the legitimate rights and interests of Chinese citizens or organizations, shall be subject to the Data Security Law. The Data Security Law classifies data collected and stored in China based on its potential impact on Chinese national security and regulates its storage and transfer depending on the data’s classification level. Data processors are prohibited from providing any data stored in China, regardless of the data’s sensitivity level and whether or not the data was initially collected in China, to any foreign judicial or law enforcement agency without the prior approval of the relevant PRC authorities. China’s central government is required by the Data Security Law to formulate a catalogue of important data based on the data classified and graded system, while relevant authorities in different regions and industries are then required to identify important data and formulate detailed implementing catalogues for their respective regions and industries. Companies handling data classified as “important data” are required to (i) designate a person in charge of data security; (ii) set up a security management department; (iii) conduct regular risk assessment for its processing activities, and (iv) report the assessment’s result to the relevant authority. On July 7, 2022, the CAC announced the adoption of the Security Assessment Measures for Outbound Data Transfer (“Security Assessment Measures”), and effective September 1, 2022, The Security Assessment Measures requires not only CIIOs, but also other data processors to file for CAC’s security assessment before transferring important data out of China. The Administrative Measures on Data Security in the Industry and Information Technology Sectors (for Trial Implementation) (“Security Administrative Measures”) effective on January 1, 2023, divides industrial and telecom data into three categories, namely (i) ordinary data, (ii) important data, and (iii) core data, and requires the data processors to make filings with their Local Regulators regarding their Important Data and Core Data. Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC (“PIPL”), which will become effective from November 1, 2021, and requires general network operators to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such information can be transferred out of China.

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

Prior to the disposal of our lottery-related business in China in July 2021, we collected and processed personal, transactional and behavioral data. By the end of 2021, we have disposed of our lottery-related business and suspended the operations of our data centers in China, and have migrated our cryptocurrency mining business to international markets. Our remaining operations in China do not involve the processing of any significant amount of personal information. However, we cannot assure you that the PRC regulatory authorities will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance, or that if we are required to obtain such clearance, such clearance can be timely obtained, or at all. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, such as us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.

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

Due to restrictions over foreign investment in lottery and IDC services, we previously maintained VIE structure with respect to our lottery-related business in China and certain of our data processing services in connection with our cryptocurrency mining business previously conducted in China. By the end of 2021, we did not maintain any VIE structures in China. Since June 2021, we have also suspended the operations of data centers in China. In October 2021, in light of change in the regulatory environment in China, we began to cause our mining pool subsidiary, BTC.com to exit the China market, cease registering new mining pool customers from China and retire the accounts of existing mining pool customers in China in an orderly manner.

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

We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCA Act and the securities regulations promulgated thereunder if the PCAOB determines in the future that it is unable to completely inspect or investigate our auditor which has a presence in China, and it may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act (“HFCA Act”) was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States.

Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2022 have been audited by Our U.S.-based auditor, MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCA Act.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to determine, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation measures, which require us to identify, in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work. If the SEC determines that we have three consecutive non-inspection years, the SEC will issue a stop order to prohibit the trading of our ADSs on any U.S. stock exchange or over-the-counter market. On December 29 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act), was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the AHFCA Act from three years to two. On August 26 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the previous December 16, 2021 determinations in Hong Kong between September and November 2022. On December 15 2022, the PCAOB board announced that it had completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the previous December 16, 2021 determinations.

Nevertheless, we could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCA Act and the securities regulations promulgated thereunder if the PCAOB determines in the future that it is unable to completely inspect or investigate our auditor which has a presence in China, and it may materially and adversely affect the value of your investment.

The PRC government has significant and arbitrary influence over companies with operations in China by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, abruptly change relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our remaining operations in China at any time, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or become worthless.

We currently maintain operations in China primarily for the provision of administrative support to our cryptocurrency mining business outside China, as well as the provision of internal information technology services to our operating entities and mining pools outside China. The PRC government has significant and arbitrary influence over the operations in China of any company by allocating resources, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. The PRC government may also amend or enforce existing rules and regulation, or adopt ones, which could materially increase our compliance cost, abruptly change the relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our remaining operations in China at any times. In addition, the PRC regulatory system is based in part on government policies and internal guidance, some of which are not published on a timely basis or at all, and some of which may even have a retroactive effect. We may not be aware of all non-compliance incidents at all time, and may face regulatory investigation, fines and other penalties as a result. As a result of the changes in the industrial policies of the PRC government, including the amendment to and/or enforcement of the related laws and regulations, companies with operations in China, including us, and the industries in which we operate, face significant compliance and operational risks and uncertainties. For example, on July 24, 2021, Chinese state media, including Xinhua News Agency and China Central Television, announced a broad set of reforms targeting private education companies providing after-school tutoring services and prohibiting foreign investments in institutions providing such after-school tutoring services. As a result, the market value of certain U.S. listed companies with operations in China in the affected sectors declined substantially. On August 30, 2021, the PRC government imposed restrictions over the provision of online gaming services to minors, aiming at curbing excessive indulgence in online gaming and protecting minors’ mental and physical health, which could adversely affect the development of the online gaming industry in China. The PRC government has also imposed severe restrictions over the operations of cryptocurrency business, which changed the entire industry landscape in China. See “—It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.” In addition, the National Development and Reform Commission of China has classified cryptocurrency mining operations as an industry to be eliminated. We have adopted a development strategy to focus on expansion of our blockchain and cryptocurrency mining operations in international markets, and have adjusted our business operations in China, including the termination of the operations of our data centers in China. As of the date of this annual report, we are not aware of any similar regulations that may be adopted to significantly curtail our remaining non-revenue generating operations in China. However, if other adverse regulations or policies are adopted in China, our remaining operations in China will be materially and adversely affected, and we may have to cease our administrative supports and internal information technology services in China and move them abroad to support our international cryptocurrency mining business, and relocate our offices and certain assets to international markets outside China, which may significantly disrupt our international operations and adversely affect our business, financial condition and results of operations.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from any offering of our securities and capitalize or otherwise fund our PRC operations may be negatively affected.

We have changed our business model a few times during the last few years, which makes it difficult to evaluate our business.

In recent years, we have begun new lines of businesses and suspended or disposed of existing lines of businesses. Since announcing our entry into the cryptocurrency industry in December 2020, we have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, (iii) acquire a 7-nanometer mining machine manufacturer to unfurl a comprehensive approach to cryptocurrency mining, and (iv) invest in the development of a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts .

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

Political tensions between the United States and China have escalated in recent years due to, among other things, the ongoing trade war between the two countries, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government. Export controls, economic and trade sanctions have been imposed and/or threatened by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies. These have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other Chinese technology companies in a wide range of areas such as data security, emerging technologies, semiconductor manufacturing, artificial intelligence, “dual-use” commercial technologies and applications that could be deployed for surveillance or military purposes, import/export of technology or other business activities. For instance, in 2019 and 2020, the U.S. government announced several executive orders and regulations effectively barring American firms from selling, exporting, re-exporting, or transferring U.S.-origin technology, components and software, among other items, to Chinese technology companies and their respective affiliates. In May 2020, the U.S. Bureau of Industry and Security, or BIS, announced plans to restrict certain Chinese companies and their overseas-related affiliates’ ability to use U.S. technology and software to design and manufacture their products. In August 2020, the U.S. State Department expanded their “Clean Network” program to cover, among others, availability of apps from Chinese companies and storage of data sensitive to U.S. citizens and businesses on cloud-based storage systems run by Chinese companies, including Alibaba. Various executive orders issued by former U.S. President Trump have also led to escalating political tensions between the U.S. and China, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay. When such measures become effective, any transaction that is related to such target companies by any such person, or with respect to any such property, subject to the jurisdiction of the United States, with such target companies shall be prohibited. In March 2021, the Federal Communications Commission, or the FCC, said it had identified five Chinese companies that posed a threat to U.S. national security. In November 2021, the U.S. enacted the Secure Equipment Act, which stops companies judged to be a security threat from receiving new telecoms equipment licenses, and directs the Federal Communications Commission not to review applications from such companies ruled a threat. The Secure Equipment Act signifies that equipment from Huawei, ZTE and three other Chinese companies cannot be used in U.S. telecoms networks. In August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act). The CHIPS Act aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the U.S. compete economically against China. In October, 2022, BIS released broad changes in export control regulations, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. These restrictions or regulations, and similar or more expansive restrictions or regulations that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. There can be no assurance that the current and/or future restrictions or regulations implemented by the U.S. government, or authorities in other jurisdictions, and related developments, will not have a negative impact on our business operations or reputation.

In addition, if any additional existing or potential customers and/or suppliers of ours or any other parties that have collaborative relationships with us or our affiliates, or our company, were to become targeted under sanctions or export control restrictions, this may result in significant interruption in our business, regulatory investigations and reputational harm to us. Media reports on alleged violation of export control or economic and trade sanctions or data security and privacy laws, by us or by our customers, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions or data security and privacy laws and rules, even in situations where the potential amount or fine involved may be relatively small, our businesses could be severely interrupted and our reputation could be significantly harmed.

Furthermore, rising trade and political tensions between the United States and China could place pressure on the economic growth in China as well as the rest of the world. Such rising tensions could also reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The U.S. administration under former U.S. President Trump had advocated for and taken steps toward restricting trade in certain goods, particularly from China. While the two nations reached a “Phase One” trade agreement in January 2020, the progress of future trade talks between China and the United States are subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. Trade tension between China and the United States may intensify and the United States may adopt even more drastic measures in the future. China has retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For example, on January 9, 2021, MOFCOM promulgated the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Any further escalation in trade or other tensions between the United States and China or news and rumors of any escalation, could introduce further uncertainties to the global economy. Any decline in, or slowdown in the growth of, the cryptocurrency industry may lead to decreased demand for our services, which could have a material and adverse effect on our business, results of operations and financial condition.

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

Since announcing our entry into the cryptocurrency industry in December 2020, we have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, (iii) acquire a 7-nanometer mining machine manufacturer to unfurl a comprehensive approach to cryptocurrency mining, and (iv) jointly invest in the development of a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts. As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to continue to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. There can be no assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

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

As with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. On December 3, 2022, the Company’s subsidiary, BTC.com, experienced a cyberattack. In the cyberattack, certain digital assets were stolen, including approximately US$700,000 in asset value owned by BTC.com’s clients, and approximately US$2.4 million in asset value owned by the Company.

Despite our efforts and processes to prevent breaches, our devices, as well as our mining machines, computer systems and those of third parties that we use in our operations, are vulnerable to further cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our mining machines and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

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

If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, our investors may be deprived of the benefits of such inspections again.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, the PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have preliminarily identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports is expected to be completed and made public in 2023.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

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

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2022, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2023 or future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Moreover, the application of the PFIC rules to digital assets and cloud computing (and transactions related thereto) is subject to significant uncertainty. Among other things, the United States Internal Revenue Service (“IRS”) has issued very limited guidance on the treatment of income from activities such as those conducted by our mining pool business. We expect the activities of the mining pool business to be treated as generating active income, rather than passive income, and accordingly, we do not expect to be a PFIC. However, the IRS or a court may disagree with our determinations, including the treatment of our mining pool business as generating active income, the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. For any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets in that taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the price of our ADSs may result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We cannot assure you that we were not a PFIC in 2022 nor assure you that we will not be a PFIC for 2023 or any future taxable year.

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

You will have limited ability to bring an action against our directors and officers, based on United States or other foreign laws, because most of our directors and officers reside outside the United States and therefore you may not be able to enjoy the protection of such laws in an effective manner.

We are incorporated in the Cayman Islands. Most of our directors and officers reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts against such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands courts would be competent to hear original actions brought in the Cayman Islands against such persons predicated upon the securities laws of the United States or any state. Therefore, recognition and enforcement overseas of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions based on the U.S. or other foreign laws against our directors or our executive officers named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, may be difficult to pursue as a matter of law and practicality.

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

In June 2017, we acquired a 40.65% equity interest in Loto Interactive Limited, or Loto Interactive, a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), for a total consideration of approximately HK$322.2 million (US$41.3 million). Our equity stake decreased to 40.48% at the end of 2019 due to exercise of share options granted to directors and employees of Loto Interactive and was further diluted to 33.74% in October 2020 due to private placement of Loto Interactive. We owned a 54.2% equity interest in Loto Interactive after completion of the subscription on March 31, 2021 and after the completion of the general offering, we own a 59.79% equity interest in Loto Linteractive. Loto Interactive became a subsidiary of our company since March 31, 2021. Loto Interactive and its subsidiaries are principally engaged in the provision of data analysis and storage services and the money lending business in Hong Kong. In July 2022, we entered into a share sale and purchase agreement (the “Sale and Purchase Agreement”) with an unaffiliated third party (the “Buyer”), pursuant to which we agreed to sell, and the Buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive, representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308,496 (the “Transaction”). After the Transaction, the Company’s share ownership in Loto Interactive will decrease to 8.79%. On March 15, 2023, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which the Company agreed to sell, and the buyer agreed to purchase, all of the Company’s remaining share ownership in Crypto Flow Technology Limited, or Crypto Flow, previously known as Loto Interactive, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share for the total consideration of HK$18,314,330. This transaction and its terms are subject to satisfaction of the conditions set out in the share sale and purchase agreement, including approvals by relevant regulatory authorities. Upon completion of this transaction, the Company will not own any shares in Crypto Flow.

We are committed to becoming a leading cryptocurrency mining enterprise. Since announcing our entry into the cryptocurrency industry in December 2020, we have entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, (iv) acquire a mining machine manufacturer, to unfurl a comprehensive approach to cryptocurrency mining, and (v) invest in the development of a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts in aggregate.

In January 2021, we announced that we entered into a definitive purchase agreement with certain sellers, pursuant to which we expect to issue approximately US$14.4 million worth of its Class A ordinary shares as consideration to acquire bitcoin mining machines owned by the sellers. We expect to issue 11,882,860 newly-issued Class A ordinary shares valued at US$1.21 per share, corresponding to US$12.10 per ADS (based on the ratio of ten ordinary shares per ADS), the closing trading price of our ADSs on January 8, 2021, the last trading day prior to the date of the agreement, for a total consideration of approximately US$14.4 million to acquire bitcoin mining machines owned by the sellers including such models as the S17, T17, M20s and S9. On March 15, 2021, we have announced the completion of the acquisition of bitcoin mining machines. From which transaction, we also acquired the 100% equity interest in Star Light Inc. through Fine Brand Limited, and its wholly owned subsidiaries of Skill Espot Limited and Chongqing Yusheng Information Technology Limited. To increase the cost efficiency of its mining business, the Company sold some low-end mining machines with a total theoretical hash rate capacity of 610.7 PH/s in 2021. As the date of this annual report, part of these mining machines are deployed and in operation in Kazakhstan and the U.S., with an aggregate theoretical hash rate capacity of 292.7 PH/s.

In February and August 2021, we announced that we entered into several purchase agreements for bitcoin mining machines for a total consideration of US$18.1 million. As the date of this annual report, these mining machines are deployed and in operation in the U.S., with an aggregate theoretical hash rate capacity of 532.8 PH/s.

In February 2021, we also announced that we entered into a share exchange agreement with Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”), a Cayman Islands company and a “Non-U.S. Person” as defined in Regulation S of the Securities Act, pursuant to which we agreed to issue an aggregate of 44,353,435 Class A ordinary shares of our company to Blockchain Alliance at the first closing, which shares represent approximately 10% of our outstanding shares as of January 31, 2021, in exchange for the entire outstanding share capital of Alliance International Technologies Limited (formerly named “Blockchain Alliance Technologies Limited”) held by Blockchain Alliance after the reorganization. The first closing of the transactions contemplated by the share exchange agreement is subject to certain closing conditions, which include, among others, the transfer to the Company of the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”). We and Blockchain Alliance also agreed that, if the BTC.com Pool Businesses record net operating profit in the twelve-month period from April 1, 2021 to March 31, 2022, we shall issue additional Class A Ordinary Shares to Blockchain Alliance at par value. Assuming such net operating profit is no less than US$20 million, a maximum of 22,176,718 additional Class A ordinary shares shall be issuable, which additional Class A ordinary shares represent approximately 5% of the Company’s outstanding shares as of January 31, 2021. If the BTC.com Pool Businesses record net operating loss in the twelve-month period from April 1, 2021 to March 31, 2022, we shall be entitled to repurchase certain Class A ordinary shares held by Blockchain Alliance at par value. Assuming such net operating loss is no less than US$10 million, a maximum of 4,435,344 Class A ordinary shares shall be subject to such repurchase arrangement, which Class A ordinary shares represent approximately 1% of our outstanding shares as of January 31, 2021. No such repurchase occurred in 2022 as the operation performance of BTC.com did not apply to the condition. The BTC.com Pool Businesses offer a one-stop mining experience for users. Users can search and browse real-time blockchain information through BTC.com and manage their cryptocurrency mining business through the BTC.com Pool website or app. In addition, users can save the cryptocurrencies that they have mined in the BTC.com cryptocurrency wallet. BTC.com Pool is a multi-currency integrated mining pool established in 2016 that has a hash rate of around 17 EH/s and supports various cryptocurrencies, including BTC, BCH, ETH and LTC. Blockchain Alliance has agreed to subject the Class A ordinary shares that it receives in the abovementioned transactions to agreed lock-up periods in accordance with the share exchange agreement. BitDeer was the parent company of Blockchain Alliance. BitDeer’s biggest beneficially owner is Mr. Wu Jihan, BitDeer’s chairman.

In February 2021, we also announced that we entered into a definitive agreement to purchase 2,000 new ETH mining machines for a total consideration of RMB195 million (approximately US$30.2 million). The Company changed its strategy to ETC mining operations and these ETH mining machines were transformed to ETC mining machines since the Ethereum Merge, namely, of the Ethereum Mainnet and the Beacon Chain Proof-of-Stake system occurred on September 15, 2022. As of the date of this annual report, these ETC mining machines are deployed and in operation in the United States with an aggregate theoretical hash rate capacity of 4,800 GH/s.

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

In April 2021, we also announced that we had entered into a share exchange agreement (“Share Exchange Agreement”) with shareholders (the “Selling Shareholders”) of Bee Computing (HK) Limited (“Bee Computing”). In May 2022, we have successfully completed the first closing of its previously announced Share Exchange Agreement (as amended and restated in April 2022, the “Amended and Restated Share Exchange Agreement”) entered into by us and the Selling Shareholders of Bee Computing. At the first closing of the Amended and Restated Share Exchange Agreement, we issued 16,038,930 Class A ordinary shares to the Selling Shareholders. The first closing occurred following the satisfaction or waiver of certain required closing conditions, including, among others, Bee Computing’s completion of certain reorganization steps and other customary conditions.

Pursuant the Amended and Restated Share Exchange Agreement, the Company shall issue (i) up to 18,330,210 of its Class A ordinary shares to the Selling Shareholders, and (ii) up to 4,582,560 of its Class A ordinary shares to certain research and development team members, subject to achievement of the following milestones:

1)	Development and mass-production of a new generation of Bitcoin mining machines incorporating 7-nanometer application specific integrated circuits (“ASICs”);
2)	Successful development of high-performance and mass-producible Ethereum ASIC mining machines, with certain power consumption and cost control targets; and;
3)	Successful development of high-performance and mass-producible LTC ASIC mining machines.

Our Class A ordinary shares issued pursuant to the Amended and Restated Share Exchange Agreement shall be subject to an agreed lock-up period. Bee Computing was established in 2018 and specializes in the development and manufacture of cryptocurrency mining chips and mining machines for different cryptocurrencies, including BTC, ETH, and LTC. Bee Computing has invested more than US$35 million in research and development since its inception. In 2019, Bee Computing launched a bitcoin mining machine incorporating 7-nanometer ASICs co-developed with MediaTek Inc., the largest IC design company in Asia, manufactured by Taiwan Semiconductor Manufacturing Company, the world’s leading third-party foundry, and tested and packaged by ASE Technology Holding Co., Ltd., the world’s largest semiconductor testing company, who is also a major investor of Bee Computing. As of the date of this annual report, we have successfully developed the high-performance and mass-producible LTC ASIC mining machines.

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

In December 2020, we announced that we entered into a definitive share subscription agreement with Good Luck Information Technology Co., Limited, or Good Luck Information, a company incorporated in Hong Kong, for the issuance and sale of newly issued Class A ordinary shares of our company. Pursuant to the agreement, Good Luck Information will purchase 85,572,963 newly issued Class A ordinary shares for a total purchase price of approximately US$23 million. The per share purchase price of US$0.269 is the closing trading price of the Company’s ADSs on December 18, 2020, the last trading day immediately preceding the date of the purchase agreement, as adjusted by a 1-to-10 ADS to ordinary shares ratio. In January 2021, we announced our determination that 50% of the subscription price, or approximately US$11.5 million, shall be settled by U.S. dollars, with the remaining 50% of the subscription price, or approximately US$11.5 million, being settled by bitcoin. The applicable bitcoin to U.S. dollars exchange rate was US$32,326.29 to one bitcoin, being the average of the closing trading prices for bitcoin published by Coinmarketcap for each of the 31 days ended January 20, 2021. On February 23, 2021, we announced the closing of the private placement transaction pursuant to our definitive share subscription agreement with Good Luck Information. We received 356.04342 bitcoins and US$11.5 million in cash from Good Luck Information, and we issued 85,572,963 newly issued Class A ordinary shares to Good Luck Information. Good Luck Information has agreed to subject all the shares it or its affiliate will acquire in the transaction to a contractual lock-up restriction for 180 days after the closing. Good luck Information is controlled by Mr. Man San Vincent Law, a founder of our company. Upon closing, Good Luck Information holds 16.6% of our issued and outstanding ordinary shares.

In just three months, the Company has completed a radical transformation of its business to become a cryptocurrency mining enterprise. By diversifying the Company’s revenue streams, it has largely expanded its potential, business longevity, and ultimately the value proposition to its shareholders.

These achievements would not have been possible without the assistance of the Company’s original founder, Mr. Man San Vincent Law. After the completion of the abovementioned transactions, the Company’s currently shareholding structure is relatively dispersed. In light of this, the Company has been exploring possible ways permitted under applicable laws and the Company’s articles of association to ensure the stability of the Company’s corporate governance and long-term development of its businesses. As a result, the Company’s Board of Directors has appointed Mr. Man San Vincent Law as its Executive Director, effective as of April 5, 2021, and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a company wholly-owned by Mr. Law. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 17.66% to approximately 60.28% (based on the Company’s total outstanding share capital as of March 31, 2021 and assuming issuance of all shares under the Share Exchange Agreement). The following is a summary of the key terms associated with the Preference Shares.

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

We received the consideration of US$65,000 and issued 65,000 Class A preference shares to Good Luck on April 7, 2021.Mr. Man San Vincent Law is a major founder of the Company. He has served as a Senior Adviser of Loto Interactive Limited from 2017 to 2021. From 2001 to 2015, Mr. Law served as the Company’s chief executive officer and was chairman of the board of directors from 2001 to 2017. In 2001 Mr. Law founded E-Sun Network Co., Ltd. and became one of the pioneers in opening China’s online lottery service market, committed to developing innovative online products and solutions. Mr. Law received a bachelor’s degree from Wuhan University in 1990 and an administrative master’s degree in business administration from Cheung Kong Graduate School of Business in 2009.

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

On June 21, 2021, our data centers in Sichuan have suspended their operations and we have ceased all operations relating to data centers and cryptocurrency mining in China.

On July 12, 2021, we entered into a securities purchase agreement with certain investors to raise US$50 million to acquire additional mining machines, build new data centers in international markets, expand infrastructure, and improve working capital position. The private placement transaction closed on July 16, 2021.

On July 23, 2021, we terminated the contractual arrangements with the lottery-related affiliated entities. The lottery-related affiliated entities were deconsolidated and their financial results were no longer be included in our consolidated financial statements for the third quarter of 2021 since the termination of the related VIE structures. Accordingly, as of the date of this annual report, we do not maintain any VIE structure in China.

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

On May 31, 2022, we completed the first closing of its previously announced share exchange agreement dated April 5, 2021 (as amended and restated in April 2022) entered into by us and the Selling Shareholders of the acquisition of Bee Computing. At the first closing of the Amended and Restated Share Exchange Agreement, the Company issued 16,038,930 Class A ordinary shares to the Selling Shareholders as mentioned above.

On June 23, 2022, we entered into a securities purchase agreement with certain institutional investors to raise US$16.0 million to acquire additional mining machines, expand infrastructure, and improve working capital position. The private placement transaction closed on June 27, 2022.

In June 30, 2022, we entered into an agreement with Viking Data Centers that the Company agreed to purchase all remaining equity interest from Viking Data Centers by transferring certain assets that represent 67.5 megawatts, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, we has exclusive access to 82.5 megawatts of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5 megawatts, in accordance to their respective equity ownership immediately prior to the transaction. As of the date of this annual report, 82.5 megawatts have been completed and in operation.

On July 12, 2022, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which we agreed to sell, and the buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive, representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308,496. After the Transaction,, our share ownership in Loto Interactive decreased to 8.79%. On March 15, 2023, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which the Company agreed to sell, and the buyer agreed to purchase, all of the Company’s remaining share ownership in Crypto Flow Technology Limited, or Crypto Flow, previously known as Loto Interactive, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share for the total consideration of HK$18,314,330. This transaction and its terms are subject to satisfaction of the conditions set out in the share sale and purchase agreement, including approvals by relevant regulatory authorities. Upon completion of this transaction, the Company will not own any shares in Crypto Flow.

On August 16, 2022, we entered into a securities purchase agreement with certain institutional investors to raise US$9.3 million to acquire additional mining machines, expand infrastructure, and improve working capital position. The private placement transaction closed on August 19, 2022.

On December 23, 2022, we completed to change the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”), par value US$0.00005 per share, from the current ADS Ratio of one (1) ADS to ten (10) Class A ordinary shares, to a new ADS Ratio of one (1) ADS to one hundred (100) Class A ordinary shares (the “ADS Ratio Change”). No fractional new ADSs will be issued in connection with the ADS Ratio Change. The ADS Ratio Change will have no impact on our underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the ADS Ratio Change. After the ADS Ratio Change, the NYSE confirmed that a calculation of our average stock price for the 30-trading days ended January 30, 2023, indicated that our stock price was above the NYSE’s minimum requirement of $1 based on a 30-trading day average. Accordingly, we are no longer considered below the $1 continued listing criterion.

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

Principal Offices

Our principal executive offices are located at 428 South Seiberling Street, Akron, Ohio 44306, United States of America. Our telephone number at this address is +1 (346) 204-8537. Our registered office in the Cayman Islands is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our websites are https://www.btcm.group. Effective as of and after April 9, 2021, our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168, U.S.A.

B.	Business Overview

Overview

We intend to become a leading cryptocurrency mining enterprise. We began our transformation from a China-based lottery company into an international cryptocurrency mining company since December 2020 through the acquisition of (1) certain cryptocurrency mining machines, (2)  the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, (3) a 7-nanometer mining machine manufacturer Bee Computing to unfurl a comprehensive approach to cryptocurrency mining, and (4) a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts.

BIT Mining Limited, our ultimate Cayman Islands holding company, holding certain of our digital assets in connection with our cryptocurrency mining business and indirectly holding the equity interest in our subsidiaries in China and other countries and regions. We voluntarily suspended our online sports lottery sales services in April 2015. We have previously conducted our lottery-related business in China through a series of contractual arrangements, also commonly known as the variable interest entity, or VIE structure, with several PRC-incorporated companies (collectively, the “lottery-related affiliated entities”), and their respective registered shareholders. The lottery-related affiliated entities have been deconsolidated and their financial results have no longer been included in our consolidated financial statements for the third quarter of 2021 since the termination of the related VIE structures. Accordingly, as of the date of this annual report, we do not maintain any VIE structure in China.

We operate cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (primarily Bitcoin, Ethereum, Ethereum-Classic, Litecoin and Dogecoin). Our mining machines are operating with the primary intent of accumulating Bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs.

We have deployed our Bitcoin mining machines in data centers in Kazakhstan and the U.S., respectively. For the year ended December 31, 2022, we produced 343 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$11.9 million. As of the date of this annual report, the total hash rate capacity of our online Bitcoin mining machines is approximately 66PH/s.

We have deployed our Ethereum mining machines in data centers in the U.S. and Hong Kong, respectively before the Ethereum Merge. The Ethereum Merge, namely, of the Ethereum Mainnet and the Beacon Chain Proof-of-Stake system (the “Merge”), occurred on September 15, 2022. For the year ended December 31, 2022, we produced 14,524 Ethereum from our Ethereum cryptocurrency mining operations, and recognized revenue of approximately US$33.6 million. After the Merge, we changed our strategy to Ethereum-Classic cryptocurrency mining operations. For the year ended December 31, 2022, we produced 46,463 Ethereum-Classic from our Ethereum-Classic cryptocurrency mining operations, and recognized revenue of approximately US$1.0 million. As of the date of this annual report, the total hash rate capacity of our online Ethereum-Classic mining machines is approximately 3,525 GH/s.

We have successfully produced more than 5,000 Dogecoin/Litecoin mining machines together with our partners. We have deployed all of these Dogecoin/Litecoin mining machines at our data center in the U.S. for use in our self-mining business. We expect to have produced approximately 8,000 Dogecoin/Litecoin mining machines with a total theoretical hash rate capacity of approximately 38,090 GH/s in aggregate by early April 2023. As of the date of this annual report, the total hash rate capacity of our online Dogecoin/Litecoin mining machines is approximately 29,355 GH/s.

We measure our mining performance based on the overall hash rate being produced by our mining machines. The above theoretical information regarding approximate maximum hashing rates are estimates only and the actual outputs of the mine are subject to changes based in part on the difficulty rates associated with the bitcoin network, as well as other conditions that impact our mining output.

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

In terms of our data center business, in September 2021 we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements (the “Ohio Mining Site Agreements”) with Viking Data Centers, LLC (“Viking Data Centers”) to acquire a 51% equity interest in a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”) with power capacity of up to 85 megawatts. In October 2021, we increased our investment in the Ohio Mining Site and brought its total planned power capacity up to 150 megawatts. Upon the successful execution of the increased investment, the Company’s equity interest in the Ohio Mining Site increased to 55%, and Viking Data Centers held the remaining 45%. The Ohio mining site has a total planned power capacity up to 150 megawatts. In June 2022, we entered into an agreement with Viking Data Centers that we agreed to purchase all remaining equity interest from Viking Data Centers for approximately US$17.8 million, by transferring certain assets that represent 67.5 megawatts, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, we have exclusive access to 82.5 megawatts of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5 megawatts, in accordance to their respective equity ownership immediately prior to the transaction. As of the date of this annual report, 82.5 megawatts have been completed and in operation in the Ohio Mining Site. The data center in Hong Kong, with a maximum capacity of approximately 1.4 megawatts, has been operational and mining ETH since October 2021 and was disposed according to the sale of shares of Loto Interactive. We have terminated our data center construction plan in Kazakhstan, which was announced in May 2021, due to the unstable local power supply. Our Bitcoin mining machines which were deployed in third-party data centers in Kazakhstan, remain in operation and have not been impacted.

On April 15, 2021, we completed the acquisition of the entire mining pool business of Blockchain Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com. Since October 2021, due to regulatory changes in the mainland China, we ceased registering new mining pool customers from mainland China and retired accounts of existing mining pool customers from mainland China.

On May 31, 2022, we completed the first closing of our previously announced share exchange agreement dated April 5, 2021 (as amended and restated in April 2022, the “Amended and Restated Share Exchange Agreement”) entered into by us and the shareholders (the “Selling Shareholders”) of the acquisition of Bee Computing (HK) Limited (“Bee Computing”). At the first closing of the Amended and Restated Share Exchange Agreement, we issued 16,038,930 of its Class A ordinary shares to the Selling Shareholders.

Our Business

We are primarily engaged in cryptocurrency mining for our own account, data center operation to host cryptocurrency mining activities, cryptocurrency mining pool services and miner manufacturing. We are pursuing a development strategy to focus on cryptocurrency mining operations globally.

Cryptocurrency Mining Business

We currently operate cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (Bitcoin, Ethereum, Ethereum Classic, Litecoin and Dogecoin), which we may sell for fiat currency for our own account from time to time depending on market condition and management’s determination of our cash flow needs. As of the date of this annual report, our Bitcoin mining machines primarily located in the United States and, in a lesser extent, Kazakhstan. For the year ended December 31, 2022, we produced 343 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$11.9 million. As of the date of this annual report, the total hash rate capacity of our online Bitcoin mining machines, is approximately 66PH/s.

We have deployed our Ethereum mining machines in data centers in the U.S. and Hong Kong, respectively before the Ethereum Merge. The Ethereum Merge, namely, of the Ethereum Mainnet and the Beacon Chain Proof-of-Stake system (the “Merge”), occurred on September 15, 2022. For the year ended December 31, 2022, we produced 14,524 Ethereum from our Ethereum cryptocurrency mining operations, and recognized revenue of approximately US$33.6 million. After the Merge, we changed our strategy to Ethereum-Classic cryptocurrency mining operations. For the year ended December 31, 2022, we produced 46,463 Ethereum-Classic from our Ethereum-Classic cryptocurrency mining operations, and recognized revenue of approximately US$1.0 million. As of the date of this annual report, the total hash rate capacity of our online Ethereum-Classic mining machines is approximately 3,525 GH/s.

We have successfully produced more than 5,000 Dogecoin/Litecoin mining machines together with our partners. We have deployed all of these Dogecoin/Litecoin mining machines at our data center in the U.S. for use in our self-mining business. We expect to have produced approximately 8,000 Dogecoin/Litecoin mining machines with a total theoretical hash rate capacity of approximately 38,090 GH/s in aggregate by early April 2023. As of the date of this annual report, the total hash rate capacity of our online Dogecoin/Litecoin mining machines is approximately 29,355 GH/s.

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

We formerly conducted our data center business in mainland China through Loto Interactive and its subsidiaries. After suspending the operations of two data centers in Sichuan province, China, we have migrated our data center operations overseas and are currently in the process of investing in or constructing cryptocurrency mining data centers in overseas jurisdictions outside of mainland China. On July 12, 2022, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which we agreed to sell, and the buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive, representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308,496. After the Transaction, our share ownership in Loto Interactive decreased to 8.79%. On March 15, 2023, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which the Company agreed to sell, and the buyer agreed to purchase, all of the Company’s remaining share ownership in Crypto Flow Technology Limited, or Crypto Flow, previously known as Loto Interactive, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share for the total consideration of HK$18,314,330. This transaction and its terms are subject to satisfaction of the conditions set out in the share sale and purchase agreement, including approvals by relevant regulatory authorities. Upon completion of this transaction, the Company will not own any shares in Crypto Flow.

In September 2021, we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements with Viking Data Centers, LLC to acquire the 51% equity interest in Asgard Data Centers LLC, which intended to operate a cryptocurrency mining data center in the Ohio Mining Site. In October 2021, we increased our equity interest ownership in the Ohio Mining Site to 55%. The Ohio mining site has a total planned power capacity up to 150 megawatts. In June 2022, we entered into an agreement with Viking Data Centers that we agreed to purchase all remaining equity interest from Viking Data Centers for approximately US$17.8 million, by transferring certain assets that represent 67.5 megawatts, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, we have exclusive access to 82.5 megawatts of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5 megawatts, in accordance to their respective equity ownership immediately prior to the transaction. As of the date of this report, 82.5 megawatts have been completed and in operation in the Ohio Mining Site. We expect our international operations to contribute most of our revenues going forward. For the risks and uncertainties relating to our international operation development and expansion, and the regulatory and policy environment affecting our blockchain and cryptocurrency mining business and our remaining operations in China, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.”

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

Since October 2021, due to regulatory changes in the PRC, we have ceased registering new mining pool customers from China and retired accounts of existing mining pool customers from China. For the year ended December 31, 2022, our mining pool business generated a significant majority of our total revenue.

Our Digital Assets

We hold for our own account digital assets mined through our cryptocurrency mining operation, which consist primarily of Bitcoin and Ethereum. We also acquire other types of cryptocurrencies, such as Dogecoin, as commissions from our mining pool operation. As of the date of this annual report, we hold Bitcoin, Ethereum, Litecoin and Dogecoin, which are the only digital assets individually accounts for more than 1.0% of our total assets as of December 31, 2022. These three specific digital assets in the aggregate account for less than 16.1% of our total assets as of December 31, 2022. As of the date of this annual report, the other digital assets that we hold collectively represent less than 5.0% of our total assets as of December 31, 2022, with no single digital asset (excluding Bitcoin, Ethereum, Litecoin and Dogecoin) individually representing more than 1.0% of our total assets as of December 31, 2022. As of the date of this annual report, we hold 273 Bitcoins, 3,257 Ethereum, 16,008 Litecoin and 72.2 million Dogecoin.

Our digital assets are held through BIT Mining Limited, our ultimate Cayman Islands holding company, as well as our consolidated subsidiaries in British Virgin Islands and Hong Kong. As of the date of this annual report, our digital assets have an aggregate carrying value of approximately US$17.6 million, calculated based on the quoted price of the respective cryptocurrencies at contract inception, with impairment provided. As we settle mining rewards with pool participants on a daily basis, the value of the to-be-distributed mining rewards is recorded as accounts payable for accounting purposes. As of the date of this annual report, we record US$17.9 million in accounts payable in connection with our mining pool business.

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

We intend to consult counsel prior to attempting to mine any cryptocurrency other than those that are generally not considered as “securities,” such as Bitcoin and Ethereum, in order to avoid inadvertently dealing in a cryptocurrency which may be deemed a security. We anticipate that, should we consider mining a cryptocurrency other than those that are generally not considered as “securities,” we will seek the advice of securities counsel, and the process will include research, review and analysis of the current federal securities laws and regulations regarding digital assets, including judicial interpretations and administrative guidance. However, the processes employed for determining whether particular digital assets are securities within the meaning of U.S. federal securities laws are risk-based assessments and are not a legal standard or binding on the SEC or other regulators. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry—A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, results of operations and/or financial condition.” We recognize that whether a digital asset is a security is a complex and evolving legal issue. For that reason, we have no plan in the foreseeable future to mine anything other than cryptocurrencies that are generally not considered as “securities.” However, if our compliance procedures and legal reviews prove to be incorrect, we may be subject to prohibitive SEC penalties and/or private lawsuit defense costs and adverse rulings.

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

Our board of directors formed a Special Investigation Committee, or SIC, and retained King & Wood Mallesons LLP, or KWM, as legal advisor to assist the internal investigation into the role played by the Company’s former external consultants in alleged illegal money transfers following their arrest by the Tokyo District Public Prosecutors Office. The SIC was composed of Mr. Shengwu Wu, chairman of the board, Dr. Honghui Deng and Ms. Wong, Angel Yan Ki, each then an independent director. On October 7, 2020, the Company announced that the SIC of the Company’s Board completed its internal investigation. KWM presented its investigation review to SIC on October 7, 2020. Based on the findings and analyses in KWM’s review, the SIC concluded that it did not find a sufficient basis to establish a violation of the U.S. Foreign Corrupt Practices Act of 1977 in connection with the Company’s prior activities in Japan. The SIC also reviewed the Company’s compliance policies, procedures and internal controls in light of the suggestions from KWM. The Company updated such policies, procedures and internal controls based on recommendations from the SIC, and will continue to enhance its internal controls as appropriate.

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

We do not intend to obtain the approval or clearance from either the CSRC or the CAC in connection with any future offering by our company or our shareholders. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval or clearance procedures and subject us to penalties for non-compliance. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business, and cause the value of our securities to significantly decline or become worthless.”

Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2022 have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. MaloneBailey, LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

However, our audit work was carried out by MaloneBailey, LLP with the collaboration of its China-based offices. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Our ADSs could still be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. The delisting or cessation of trading of our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China— Our ADSs could still be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCA Act if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China, and the delisting and cease of trading our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.”

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

Our then PRC counsel, Han Kun Law Offices, advised us that the 2006 M&A Rules do not require us to obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, given that:

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

Our principal executive offices are located at 428 South Seiberling Street, Akron, Ohio 44306, United States of America and occupy a total of 13,027.4 square meters. We also have representative offices in USA and Shenzhen. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has a valid title to the property or has proper authorization from the title owner to sublease the property.

In September 2016, we entered into a lease agreement with Shenzhen Harbor Technology Development Co., Ltd., to lease offices of 9,659 square meters in Nanshan District, Shenzhen, with a total expenditure of RMB1.3 million (US$0.2 million) per month. We have gradually and partially terminated our leases with respect to certain amounts of office space, reducing our total leased office space from 9,659 square meters to 1,189 square meters between August 2020 and February 2021, with the 1,189 square-meter space incurring a total expenditure of US$29,757 per month. In January 2022, we entered into a lease agreement to lease offices of 384 square meters in New York with an expenditure of US$50,000 per month.

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

Overview

We intend to become a leading cryptocurrency mining enterprise. We began our transformation from a China-based lottery company into an international cryptocurrency mining company since December 2020 through the acquisition of (1) certain cryptocurrency mining machines, (2) the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, (3) a 7-nanometer mining machine manufacturer Bee Computing to unfurl a comprehensive approach to cryptocurrency mining, and (4) a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts.

BIT Mining Limited, our ultimate Cayman Islands holding company, holding certain of our digital assets in connection with our cryptocurrency mining business and indirectly holding the equity interest in our subsidiaries in China and other countries and regions. We voluntarily suspended our online sports lottery sales services in April 2015. We have previously conducted our lottery-related business in China through a series of contractual arrangements, also commonly known as the variable interest entity, or VIE structure, with several PRC-incorporated companies (the “lottery-related affiliated entities”), and their respective registered shareholders. In July 2021, we announced our decision to dispose of our VIE structures in China, and the lottery-related affiliated entities have been deconsolidated and their financial results will no longer be included in our consolidated financial statements for the third quarter of 2021 following the termination of the related VIE structures. Accordingly, as of the date of this annual report, we do not maintain any VIE structure in China. The results of operations for this VIE structure were excluded from the company’s continuing operations for the fiscal years 2021 and 2020 presented as a discontinued operation in this report. See Note 4 – Discontinued Operations, of the consolidated financial statements for further details. For the risks and uncertainties relating to the termination of our previous VIE structures in China, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China—Our efforts to adjust our corporate structure and business operations, including the termination of our previous VIE structures and the exit of our mining pool business from China, may not be completed in a liability-free manner, and we may still be subject to cybersecurity review by the CAC, or deemed to be in violation of PRC laws regulating our industry and operations.”

As of the date of this annual report, we have no PRC-sourced revenue, and our remaining operations in the PRC primarily involve the provision of administrative supports to our cryptocurrency mining business outside the PRC, as well as internal information technology services to our operating entities and mining pools outside the PRC. We believe we have obtained the business licenses and permits required for our remaining non-revenue generating operations in the PRC. In addition, certain subsidiaries have deregistered the internet data center (“IDC”) licenses that were no longer needed after the termination of the data center operations in the PRC. However, due to the complexity of the PRC regulatory regime over our industry, we cannot assure you that we have obtained all the permits or licenses required for conducting our remaining operations in the PRC or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. We have received government approvals, permits and licenses required for our operations of data centers in Hong Kong and the United States. However, we cannot assure you that we will be able to maintain or renew such required approval, permits or licenses on commercially reasonable terms and in a timely manner or at all. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry—Any failure to obtain or renew any required approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.”

Our revenues from continuing operations were US$2.2 million, US$1,328.9 million and US$650.2 million in 2020, 2021 and 2022, respectively, representing an increase of US$1,326.7 million from 2020 to 2021, and a decrease of US$678.7 million from 2021 to 2022, respectively. The increase in 2021 was mainly attributable to the revenue contribution of US$1,275.1 million from mining pool business that we consolidated from April 2021. The decrease in 2022 was mainly attributable to the continuous declines in cryptocurrency prices of since the second quarter of 2022.

Net loss from continuing operations attributable to BIT Mining Limited were US$23.3 million in 2020, US$53.7 million in 2021 and US$155.4 million in 2022, representing an increase of US$30.4 million from 2020 to 2021, and an increase of US$101.7 million from 2021 to 2022, respectively. Net loss from continuing operations attributable to BIT Mining Limited in 2020 was adversely impacted by an impairment provision of US$4.8 million provided for long-term investment. Net loss from continuing operations attributable to BIT Mining Limited in 2021 was adversely impacted by an impairment provision of US$22.4 million provided for property and equipment and an impairment provision of US$38.3 million provided for cryptocurrency assets which was partially offset by a net gain of US$11.4 million on disposal of cryptocurrency assets. Net loss from continuing operations attributable to BIT Mining Limited in 2022 was adversely impacted by an impairment provision of US$56.1 million provided for acquired intangible assets, an impairment provision of US$35.2 million provided for property and equipment, an impairment provision of US$26.6 million provided for goodwill and an impairment provision of US$18.4 million provided for cryptocurrency assets which was partially offset by US$8.4 million in net gain on disposal of cryptocurrency assets and US$1.2 million in changes in fair value of contingent considerations.

Description of Key Statement of Operations Items from Continuing Operation

Revenues

The table below sets forth our revenues in aggregate and by service type after inter-segment elimination therein for the three years, and cryptocurrency mining is presented to reflect such business segment:

	Years ended December 31,
	2020 (Recast)	2021	2022
	US$	US$	US$
	(in thousands)
Mining pool	—	1,275,106	593,202
Cryptocurrency mining	—	39,429	46,839
Data center	—	11,825	9,987
Others	2,167	2,516	199
Revenues	2,167	1,328,876	650,227

Mining pool services, cryptocurrency mining and data center services accounted for nil, 99.81% and 99.97% of the total revenues in 2020, 2021 and 2022, respectively. Others mainly include online gaming services in Europe and belong to TMG. The revenues disclosed in the table are after inter-segment eliminations. For presentation purpose, we present cryptocurrency mining revenue to reflect that business line and deduct the revenue generated from computing power provided by cryptocurrency mining segment to mining pool segment from the mining pool revenue. The significant increase in 2021 was mainly attributable to the mining pool business that we have consolidated since April 2021. The significant decrease in 2022 was mainly attributable to the continuous declines in cryptocurrency prices since the second quarter of 2022.

The table below sets forth our operating expenses from continuing operations for the three years:

	Years ended December 31,
	2020 (Recast)	2021	2022
	US$	US$	US$
	(in thousands)
Operating Expenses:
Cost of revenue	2,016	1,323,415	660,214
Sales and marketing	1,148	951	633
General and administrative	14,330	25,463	22,786
Service development	1,941	3,155	3,665
Total operating expenses	19,435	1,352,984	687,298

Our operating expenses consist primarily of cost of revenue, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of revenue

Our cost of revenue is directly related to the services we provide, and fluctuates in line with our revenues.Our cost of revenue primarily consists of: (i) mining rewards allocated to each providers of computing power (“pool participant”) in exchange for their computing power contributed to the mining pool; (ii) other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service; (iii) direct production costs related to data center service for operation, leasing expense of servers hosting and other equipment used in providing online services and cryptocurrency mining business; (iv) depreciation of machinery and equipment related to cryptocurrency mining and data center services; (v) amortization fees, which consist primarily of amortization of intangible assets arising from business combination; (vi) lottery insurance expenses, which consist of insurance premiums charged by insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries; (vii) platform fees, which consist of fees payable to online gaming software suppliers for providing various online casino games on TMG’s websites and apps; (viii) account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors; (ix) cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges; and (x) regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue and Customs, Malta Gaming Authority and Certria EOOD.

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

Government Grant

We recognized grants from the Shenzhen local government in 2020 and recognized grants from the Hong Kong government in 2022. We did not recognize grants in 2021.

Net Gain on Disposal of Cryptocurrency Assets

Net gain on disposal of cryptocurrency assets was mainly due to fluctuating market prices for cryptocurrency assets balance and account payables by using first-in-first-out (“FIFO”) to calculate the cost of disposition.

Impairment of Cryptocurrency Assets

Impairment is provided for cryptocurrency assets held in self-mining and mining pool business, including cryptocurrencies payable to pool participants as a result of the price fluctuation of cryptocurrencies.

Changes in fair value of contingent considerations

Changes in fair value of contingent considerations was due to the re-measurement on the fair value of the contingent considerations related to the combination of BTC.com.

Impairment of Property and Equipment

Impairment of property and equipment was due to provision for impairment of mining machines in Kazakhstan and the U.S.

Impairments of goodwill and acquired intangible assets

Impairments of goodwill was related to the impairment of equity value that the Company acquired through its acquisition of BTC.com in April 2021. Impairment of acquired intangible assets were related to the brand name and domain that the Company acquired through its acquisition of BTC.com in April 2021 and the strategy contract that the Company acquired through its acquisition of Asgard Data Centers in October 2021.

Impairment of long-term investments

The impairment losses in 2021 was nil and the impairment loss in 2022 was related to our long-term investment in Cheerful Interactive Limited, which was acquired in March 2017, and PTE (Hong Kong) Limited, which was acquired in 2021.

Gain from disposal of subsidiaries

In 2021 we recognized a disposition gain of US$0.2 million mainly from Loto Interactive Limited, which disposed its subsidiaries in 2021. And we recognized a disposition gain of US$3.3 million mainly related to the dispoal of Loto Interactive Limited and its subsidiaries in 2022.

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

Cyprus

Round Spot Services Ltd is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as Round Spot Services Ltd had no assessable income for the years ended December 31, 2020, 2021 and 2022.

Hong Kong

500wan HK, Sunstar Technology and Skill Esport are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income up to HKD2,000 and assessed at the rate of 16.5% of taxable income over HKD2,000.

Mainland China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. The subsidiaries incorporated in  mainland China are subject to the EIT rate of 25% in 2020, 2021 and 2022, respectively.

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

Our historical results do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2020 (Recast)	2021	2022
	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Comprehensive Loss Data:
Revenues	2,167	1,328,876	650,227
Operating costs and expenses:
Cost of revenue	(2,016)	(1,323,415)	(660,214)
Sales and marketing expenses	(1,148)	(951)	(633)
General and administrative expenses	(14,330)	(25,463)	(22,786)
Service development expenses	(1,941)	(3,155)	(3,665)
Total operating costs and expenses	(19,435)	(1,352,984)	(687,298)
Other operating income	534	300	590
Government grant	21	—	29
Other operating expenses	(273)	(14,686)	(5,477)
Net gain on disposal of cryptocurrency assets	—	11,392	8,360
Impairment of cryptocurrency assets	—	(38,319)	(18,435)
Changes in fair value of derivative instrument	—	3,696	—
Changes in fair value of contingent considerations	—	13,936	1,247
Impairment of property and equipment	—	(22,392)	(35,224)
Impairment of intangible assets	—	(56)	(56,094)
Impairment of goodwill	—	—	(26,569)
Operating loss from continuing operations	(16,986)	(70,237)	(168,644)
Other income, net	42	594	9,031
Interest income	242	56	150
Interest expense	—	(775)	(218)
(Loss) gain from equity method investments	(1,865)	(1,184)	164
Gain on previously held equity interest	—	5,500	—
Impairment of long-term investments	(4,787)	—	(2,250)
Gain from disposal of subsidiaries	—	234	3,340
Loss before income taxes from continuing operations	(23,354)	(65,812)	(158,427)
Income taxes benefits	30	359	—
Net loss from continuing operations	(23,324)	(65,453)	(158,427)
Loss from discontinued operations, net of applicable income taxes	(8,779)	(2,224)	—
Loss on disposal of discontinued operations, net of applicable income taxes	—	(6,697)	—
Net loss from discontinued operations, net of applicable income taxes	(8,779)	(8,921)	—
Net loss	(32,103)	(74,374)	(158,427)
Less: Net loss attributable to noncontrolling interests from continuing operations	—	(11,792)	(3,012)
Less: Net gain (loss) attributable to noncontrolling interests from discontinued operations	309	(179)	—
Less: Net gain (loss) attributable to noncontrolling interests	309	(11,971)	(3,012)
Net loss attributable to BIT Mining Limited	(32,412)	(62,403)	(155,415)
Other comprehensive income (loss):
Share of other comprehensive (loss) income of an equity method investee	(177)	631	—
Reclassification into loss from equity method investments	—	131	—
Foreign currency translation gain (loss)	2,317	2,115	(1,735)
Other comprehensive income (loss), net of tax	2,140	2,877	(1,735)
Comprehensive loss	(29,963)	(71,497)	(160,162)
Less: Comprehensive income (loss) attributable to noncontrolling interest	309	(11,337)	(3,142)
Comprehensive loss attributable to BIT Mining Limited	(30,272)	(60,160)	(157,020)
Losses per share attributable to BIT Mining Limited – Basic and Diluted:
Net loss from continuing operations	(0.05)	(0.09)	(0.18)
Net loss from discontinued operations	(0.02)	(0.01)	—
Net loss	(0.07)	(0.10)	(0.18)
Losses per American Depositary Share (“ADS*”) (1 ADS represents 100 Class A ordinary shares)-Basic and Diluted:
Net loss from continuing operations	(5.42)	(8.62)	(17.84)
Net loss from discontinued operations	(2.11)	(1.40)	—
Net loss	(7.53)	(10.02)	(17.84)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,011,263	622,337,974	871,036,499
Diluted	430,011,263	622,337,974	871,036,499
Non-GAAP financial data(1)
Operating loss from continuing operations	(16,986)	(70,237)	(168,644)
Adjustment for share-based compensation expenses	8,047	6,446	4,474
Adjustment for impairment of intangible assets	—	56	56,094
Adjustment for impairment of property and equipment	—	22,392	35,224
Adjustment for changes in fair value of derivative instrument	—	(3,696)	—
Adjustment for changes in fair value of contingent considerations	—	(13,936)	(1,247)
Adjustment for impairment of goodwill	—	—	26,569
Adjusted operating loss (non-GAAP) from continuing operations	(8,939)	(58,975)	(47,530)
Net loss attributable to BIT Mining Limited	(32,412)	(62,403)	(155,415)
Net loss attributable to BIT Mining Limited from discontinued operations	(9,088)	(8,742)	—
Net loss attributable to BIT Mining Limited from continuing operations	(23,324)	(53,661)	(155,415)
Adjust for continuing operations:
Adjustment for share-based compensation expenses	8,047	6,446	4,474
Adjustment for impairment of intangible assets	—	56	56,094
Adjustment for impairment of goodwill	—	—	26,569
Adjustment for impairment of long-term investments	4,787	—	2,250
Adjustment for deferred tax benefit relating to valuation allowance	(531)	(359)	—
Adjustment for gain on previously held equity interest	—	(5,500)	—
Adjustment for impairment of property and equipment	—	22,392	35,224
Adjustment for changes in fair value of derivative instrument	—	(3,696)	—
Adjustment for changes in fair value of contingent considerations	—	(13,936)	(1,247)
Adjusted net loss attributable to BIT Mining Limited from continuing operations (non-GAAP)	(11,021)	(48,258)	(32,051)
Net loss from discontinued operations, net of applicable income taxes	(8,779)	(8,921)	—
Less: Net gain (loss) attributable to noncontrolling interests from discontinued operations	309	(179)	—
Adjusted net loss attributable to BIT Mining Limited from discontinued operations (non-GAAP)	(9,088)	(8,742)	—
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(20,109)	(57,000)	(32,051)

*

American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company. Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.

(1)

As a supplement to net income, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to the impact of share-based compensation expenses, impairment of property and equipment, impairment of intangible assets, impairment of goodwill, impairment of long-term investments, gain on previously held equity interest, deferred tax benefit relating to valuation allowance, changes in fair value of contingent considerations and changes in fair value or derivative instrument. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2022 compared with the year ended December 31, 2021

Revenues

Our revenues decreased of US$678.7 million or 51.1% from US$1,328.9 million in 2021 to US$650.2 million in 2022, primarily attributable to continuous declines in cryptocurrency prices since the second quarter of 2022.

Revenues were mainly comprised of revenues from the mining pool business of US$593.2 million, the cryptocurrency mining business of US$46.8 million and the data center business of US$10.0 million.

Operating cost and expenses

Our operating cost and expenses decreased of US$665.7 million or 49.2% from US$1,353.0 million in 2021 to US$687.3 million in 2022. Our operating expenses consisted of the following:

Cost of revenue. Our cost of revenue decreased of US$663.2 million or 50.1% from US$1,323.4 million in 2021 to US$660.2 million in 2022. The decrease was primarily due to (i) a decrease of US$688.0 million mining rewards allocated to each providers of pool participant in exchange for their computing power contributed to the mining pool from US$1,279.5 million in 2021 to US$591.5 million in 2022; (ii) an increase of US$9.1 million depreciation of machinery and equipment related to cryptocurrency mining and data center services from US$13.8 million in 2021 to US$22.9 million in 2022; and (iii) an increase of US$11.4 million direct production costs related to data center service for operation, leasing expense of servers hosting and other equipment used in providing online services and cryptocurrency mining business from US$20.0 million in 2021 to US$31.4 million in 2022.

Sales and marketing expenses. Sales and marketing expenses decreased of US$0.4 million or 40.0% from US$1.0 million in 2021 to US$0.6 million in 2022. The decrease was mainly due to cost reduction measures implemented by management, a decrease of US$0.3 million in promotional and marketing expenses.

General and administrative expenses. General and administrative expenses decreased of US$2.7 million or 10.6% from US$25.5 million in 2021 to US$22.8 million in 2022. The decrease was mainly due to: (i) a decrease of US$3.4 million in third-party professional service fees primarily consisting of legal and compliance consulting expenses from US$11.1 million in 2021 to US$7.7 million in 2021, which was primarily attributable to the acquisition and exploring cryptocurrency mining business in 2021; (ii) a decrease of US$1.5 million from US$4.5 million in 2021 to US$3.0 million in 2022 in share-based compensation expenses associated with fewer restricted share units granted to the Company’s directors and employees; (iii) an increase of US$1.3 million in travel, communication and other business expenses, which consist primarily of expenses associated with business travels, from US$0.7 million in 2021 to US$2.0 million in 2022; (iv) an increase of US$0.6 million in salary and benefit expenses for employees from US$5.7 million in 2021 to US$6.3 million in 2022, which was primarily due to the increased compensation expense for employees as a result of layoff; and (v) an increase of US$0.5 million in consulting expenses related to DOGE/LTC mining machine production in 2022.

Service development expenses. Service development expenses increased of US$0.5 million or 15.6% from US$3.2 million in 2021 to US$3.7 million in 2022. The increase was primarily due to: (i) an increase of US$0.6 million in salary and benefit expenses for employees from US$2.2 million in 2021 to US$2.8 million in 2022; (ii) a decrease of US$0.3 million in share-based compensation expenses associated with restricted share units granted to our service development employees from US$0.3 million in 2021 to nil in 2022; and (iii) an increase of US$0.1 million in office expenses and other office administrative expenses from US$0.1 million in 2021 to US$0.2 million in 2022, which was primarily attributable to the development of mining machine manufacturing;

Other operating income

Other operating income increased of US$0.3 million or 100.0% from US$0.3 million in 2021 to US$0.6 million in 2022.

Net gain on disposal of cryptocurrency assets

Net gain on disposal of cryptocurrency assets was US$8.4 million in 2022, by using the accounting method of first-in-first-out (FIFO) to calculate the cost of disposition.

Impairment of cryptocurrency assets

Impairment of cryptocurrencies was US$18.4 million in 2022, which was related to the cryptocurrency assets held as a result of fluctuations in cryptocurrency prices.

Changes in fair value of contingent considerations

Changes in fair value of contingent considerations was US$1.2 million in 2022, which was mainly due to the re-measurement on the fair value of the contingent considerations related to the combination of BTC.com.

Impairment of property and equipment

Impairment of property and equipment was US$35.2 million in 2022, which was mainly the provision for impairment of mining machines in Kazakhstan and the U.S..

Impairment of acquired intangible assets

Impairment of acquired intangible assets was US$56.1 million in 2022, which was mainly due to the impairment of US$48.6 million of the brand name and domain that the Company acquired through its acquisition of BTC.com and US$7.5 million of the strategy contract that the Company acquired through its acquisition of Asgard Data Centers.

Impairment of goodwill

Impairment of goodwill was US$26.6 million in 2022, which was mainly due to the impairment of equity value of BTC.com.

Operating loss

As a result of the foregoing factors, we recorded operating loss from continuing operations of US$168.6 million in 2022, an increase of US$98.4 million compared with operating loss from continuing operations of US$70.2 million in 2021.

Impairment of long-term investments.

Impairment of long-term investments increased of US$2.3 million from nil in 2021 to US$2.3 million in 2022. The impairment loss in 2022 was provided for the long-term investments in Cheerful Interactive Limited, which was acquired in March 2017, and PTE (Hong Kong) Limited, which was acquired in Oct 2021.

Loss before income taxes from continuing operations

Loss before income taxes from continuing operations was US$158.4 million in 2022, an increase of US$92.6 million compared with loss before income taxes from continuing operations of US$65.8 million in 2021.

Income tax benefit

The income tax benefit was nil in 2022, while the income tax benefit was US$0.36 million in 2021. The income tax benefit recorded in 2021 was primarily due to a reversal of uncertain tax liabilities and deferred tax liabilities.

Net loss from continuing operations

As a result of the foregoing factors, we recorded net loss from continuing operations of US$158.4 million in 2022, as compared to net loss from continuing operations of US$65.5 million in 2021.

Net loss from continuing operations attributable to BIT Mining Limited

We recorded net loss from continuing operations attributable to BIT Mining Limited of US$155.4 million in 2022, as compared to net loss from continuing operations attributable to BIT Mining Limited of US$53.7 million in 2021. We also recorded non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$32.1 million in 2022, as compared to non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$48.3 million in 2021.

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

Operating cost and expenses

Our operating cost and expenses increased from US$19.4 million in 2020 to US$1,353.0 million in 2021. Our operating expenses consisted of the following:

Cost of revenue. Our cost of revenue increased from US$2.0 million in 2020 to US$1,323.4 million in 2021. The increase was primarily due to (i) an increase of US$1,279.5 million mining rewards allocated to each providers of pool participant in exchange for their computing power contributed to the mining pool; (ii) an increase of US$23.1 million direct production costs related to data center service for operation, leasing expense of servers hosting and other equipment used in providing online services and cryptocurrency mining business; (iii) an increase of US$13.8 million depreciation of machinery and equipment related to cryptocurrency mining and data center services; and (iv) increase of US$4.8 million amortization fees of intangible assets arising from business combination.

Sales and marketing expenses. Sales and marketing expenses decreased by 18.2% from US$1.1 million in 2020 to US$0.9 million in 2021. The decrease was mainly due to cost reduction measures implemented by management, a decrease in share-based compensation expenses associated with share options granted to our directors and employees from US$0.7 million in 2020 to nil in 2021.

General and administrative expenses. General and administrative expenses increased by 78.3% from US$14.3 million in 2020 to US$25.5 million in 2021. The increase was mainly due to business development, including: (i)

●	an increase in third-party professional service fees primarily consisting of legal and compliance consulting expenses from US$3.1 million in 2020 to US$11.1 million in 2021, which was primarily attributable to the acquisition and exploring cryptocurrency mining business in 2021; (ii)
●	an increase in salary and benefit expenses for employees from US$1.9 million in 2020 to US$5.7 million in 2021, which was primarily due to the increase of the headcounts of the acquisition business and the expansion of cryptocurrency business globally; (iii)
●	an increase in office expenses consisting primarily of office rental and other office administrative expenses from US$0.7 million in 2020 to US$1.9 million in 2021, which was primarily attributable to the expansion of cryptocurrency business globally; (iv)
●	an increase in travel, communication and other business expenses, which consist primarily of expenses associated with business travels, from US$0.1 million in 2020 to US$0.7 million in 2021;

which was partially offset by (i) a decrease in share-based compensation expenses associated with share options granted to our directors and employees from US$5.9 million in 2020 to US$4.5 million in 2021, which was primarily related to restricted share units granted in 2020, which are expensed mainly in 2020, and (ii) a decrease in depreciation expenses from US$2.2 million in 2020 to US$0.8 million in 2021, which was primarily attributable to the termination of office lease in 2021.

Service development expenses. Service development expenses increased by 68.4% from US$1.9 million in 2020 to US$3.2 million in 2021. The increase was primarily due to: (i) an increase in salary and benefit expenses for employees from US$0.3 million in 2020 to US$2.2 million in 2021, primarily due to the consolidation of the mining pool business since April 2021; and (ii) a decrease in share-based compensation expenses associated with restricted share units granted to our service development employees from US$1.4 million in 2020 to US$0.3 million in 2021.

Other operating income

Other operating income decreased by 40.0% from US$0.5 million in 2020 to US$0.3 million in 2021.

Net gain on disposal of cryptocurrency assets

Net gain on disposal of cryptocurrency assets was US$11.4 million in 2021, which was related to the increasing market prices for cryptocurrency assets by using the accounting method of first-in-first-out (FIFO) to calculate the cost of disposition.

Impairment of cryptocurrency assets

Impairment of cryptocurrency assets was US$38.3 million in 2021, which was related to the cryptocurrency assets including the part of cryptocurrency assets payable to pool participants related to mining pool business due to the decreasing market prices for cryptocurrency assets.

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

Impairment of intangible assets

Impairment intangible assets was US$0.06 million in 2021, which was related to the computer software of Loto Interactive.

Operating loss from continuing operations

As a result of the foregoing factors, we recorded operating loss from continuing operations of US$70.2 million in 2021, an increase of US$53.2 million compared with operating loss from continuing operations of US$17.0 million in 2020.

Impairment of long-term investments.

Impairment of long-term investments decreased by 100% from US$4.8 million in 2020 to nil in 2021. The impairment loss in 2020 was provided for our 40.65% (later changed to 40.48% in 2019, to 33.74% in October 2020, and further to 59.79% in June 2021) equity interest in Loto Interactive, which was acquired in June 2017.

Loss before income taxes from continuing operations

Loss before income taxes from continuing operations was US$65.8 million in 2021, an increase of US$42.4 million compared with loss before income taxes from continuing operations of US$23.4 million in 2020.

Income tax benefit

We recorded income tax benefit of US$0.36 million in 2021, an increase of US$0.33 million compared with income tax benefit of US$0.03 million in 2020. Income tax benefit was primarily due to a reversal of uncertain tax liabilities and deferred tax liabilities.

Net loss from continuing operations

As a result of the foregoing factors, we recorded net loss from continuing operations of US$65.5 million in 2021, as compared to net loss from continuing operations of US$23.3 million in 2020.

Net loss from continuing operations attributable to BIT Mining Limited

We recorded net loss from continuing operations attributable to BIT Mining Limited of US$53.7 million in 2021, as compared to net loss from continuing operations attributable to BIT Mining Limited of US$23.3 million in 2020. We also recorded non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$48.3 million in 2021, as compared to non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$11.0 million in 2020.

B.	Liquidity and Capital Resources

We conduct our operations primarily through our wholly-owned subsidiaries in Hong Kong, the United States and Kazakhstan. Our principal sources of liquidity have been cash provided by our operating activities and proceeds from the issuances of preferred shares and ordinary shares. As of December 31, 2022, we had US$5.4 million in cash and cash equivalents.

We believe that our current cash and the net proceeds we received from our private placement to selling shareholders will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this report. We also have reduced the expenditures, such as overhead or administrative expenditures and marketing expenses, since 2019 and started to mine bitcoins and other cryptocurrency assets from our cryptocurrency mining business in February 2021. All these factors combined will have a positive impact on our cash flows for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	Years ended December 31,
	2020 (Recast)	2021	2022
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(9,807)	(34,271)	(63,561)
Net cash provided by (used in) investing activities	3,330	(75,406)	24,386
Net cash provided by financing activities	4	77,667	29,770
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,824	1,920	(2,825)
Cash, cash equivalents and restricted cash at the beginning of the year	52,543	47,894	17,804
Cash, cash equivalents and restricted cash at the end of the year	47,894	17,804	5,574

Net cash used in operating activities

Net cash used in operating activities in 2022 was US$63.6 million, which was primarily attributable to (i) net loss of US$158.4 million adjusted by subtracting US$56.1 million of impairment of intangible assets; (ii) depreciation and amortization expenses of US$33.2 million; (iii) impairment of property and equipment of US$35.2 million; (iv) impairment of goodwill of US$26.6 million; (v) impairment of cryptocurrency assets of US$18.4 million and net gain on disposal of cryptocurrency assets of US$8.4 million; (vi) gain on disposal of subsidiaries of US$3.3 million; (vii) share-based compensation of US$4.5 million; (viii) changes in fair value of contingent considerations of US$1.2 million and impairment of long-term investment of US$2.3 million; (ix) a decrease in cryptocurrency assets of US$34.2 million; (x) a decrease of accrued expenses and other current liabilities of US$17.3 million; (xi) a decrease in accounts payable of US$16.9 million; (xii) a decrease in amount due to related party of US$4.6 million; (xiii) a decrease in accounts receivables of US$3.8 million; and (xiv) a decrease in operating lease liabilities of US$1.9 million, which was partially offset by a decrease in prepayments and other receivables of US$9.8 million.

Net cash used in operating activities in 2021 was US$34.3 million, which was primarily attributable to (i) net loss of US$74.4 million adjusted by subtracting US$6.4 million of share-based compensation; (ii) depreciation and amortization expenses of US$20.4 million; (iii) losses on disposal of property and equipment of US$9.8 million; (iv) impairment of cryptocurrencies of US$38.3 million; (v) impairment of property and equipment of US$22.4 million; (vi) changes in fair value of contingent considerations of US$13.9 million; (vii) net gain on disposal of cryptocurrencies of US$11.4 million; (viii) an increase in prepayments and other receivables of US$2.3 million; (ix) an increase in cryptocurrency assets of US$20.1 million; (x) a decrease in accounts payable of US$7.7 million; (xi) a decrease of accrued expenses and other current liabilities of US$2.8 million; (xii) a decrease of accrued payroll and welfare payable of US$1.5 million; (xiii) gain on previously held equity interest of US$5.5 million; and (xiv) amortization of right-of-use assets of US$1.2 million, which was partially offset by (i) a decrease in accounts receivables of US$1.7 million; and (ii) an increase in due to related party of US$1.3 million.

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

Net cash provided by (used in) investing activities

Net cash provided by investing activities in 2022 was US$24.4 million, which was primarily attributable to (i) cash paid for acquisition of property and equipment of US$13.8 million; (ii) cash paid for short-term investment of US$2.4 million; (iii) cash paid for loans provided to a third party US$0.5 million, which was partially offset by (i) cash received from disposal of cryptocurrency assets of US$34.4 million; (ii) cash received from withdrawal and return of long-term investments of US$1.4 million. (iii) cash received from disposal of subsidiaries, net of cash disposed, of US$5.0 million.

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

Net cash provided by financing activities

Net cash provided by financing activities in 2022 was US$29.8 million which was primarily attributable to (i) proceeds from issuance of ordinary shares for private placement of US$23.5 million; and (ii) proceeds from short-term borrowings of US$6.3 million.

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

Capital Expenditures

We made capital expenditures for property and equipment of US$0.2 million, US$56.6 million and US$13.8 million in 2020, 2021 and 2022, respectively, which primarily consisted of purchases of mining machines and leasehold improvement of our new office. We expect that our capital expenditures will increase in the future due to the expansion of our cryptocurrency business.

Recent Accounting Pronouncements

The Group has considered all recent accounting pronouncements and has concluded that there are no recent accounting pronouncements that may have a material impact on its Consolidated Financial Statements, based on current information.

C.	Research and Development

We expect to make expenditures on research and development activities on developing new mining machines and new chips in the future.

Intellectual Property

We rely on a combination of trademark, copyright, patent and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights and our brands. As of the date of this annual report, our intellectual property rights and our brands are as follows : We have registered 21 trademarks with the Trademark Office of the State Administration for Industry and Commerce of the PRC, registered 1 trademarks with the Intellectual Property Office of Singapore. “BTC.com” are trademarks registered in the PRC, Singapore, respectively, which are owned by Beijing Guixinyanghang Technology Limited, and Hong Kong Sunstar Technology Co., Limited. We have also registered domain names including “www. connectbtc.com”, “BTC. com”, which are owned by Beijing Guixinyanghang Technology Limited, and Hong Kong Sunstar Technology Co., Limited. We own 5 software copyright registrations in PRC through E-Sun Sky Computer (Shenzhen) Co., Limited, 4 authorized invention patent in the PRC and 14 authorized invention patent in Taiwan through Bee Computing (HK) Limited, and 1 authorized invention patent in PRC through Beijing Guixinyanghang Technology Limited.

D.	Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Impairment of Intangible Asset and Goodwill

We review our intangible assets for impairment and perform a goodwill impairment assessment on an annual basis through a qualitative or quantitative assessment and when events and circumstances indicate that the estimated fair value of a reporting unit may no longer exceed its carrying value. The process of evaluating the potential impairment of intangible asset and goodwill is subjective because it requires the use of estimates and assumptions in determining a reporting unit’s fair value, as well as the fair value of the intangible asset. We calculate the fair values by using the income approach based on the present value of future discounted cash flows, which requires us to use estimates and judgments about the future cash flows of the reporting unit, primarily including forecasted revenue and revenue growth rates, weighted average cost of capital, forecasted operating cash flows and cryptocurrency prices. We believe the accounting estimate for impairment of intangible asset and reporting unit is a critical accounting estimate because our estimates of fair values of intangible asset and reporting unit are based upon assumptions believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ from estimates.

See Note 2 of the Notes to Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F for a summary of significant accounting policies and the effect on our financial statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bo Yu	55	Chairman, Chief Operating Officer
Man San Vincent Law	55	Executive Director
Xianfeng Yang	54	Chief Executive Officer
Qian Sun	50	Independent Director
Honghui Deng	54	Independent Director
Heng Henry Lu	57	Independent Director (effective on April 17, 2023)
Wong, Yan Ki Angel	51	Independent Director (resigned on April 17, 2023)
Qiang Yuan	50	Chief Financial Officer

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

Dr. Heng Henry Lu has served as our independent director since April 17, 2023. Dr. Lu is the Managing Member of Nimbus 2020 LLC and a Venture Partner of Sycamore Management Corporation (“Sycamore Ventures”), a private equity and venture capital firm, since January 2019. Prior to that, Dr. Lu was the Managing Director of China Merchants Capital where he led buyout investments in healthcare and selected industrial sector investments. Dr. Lu was a Partner and Chief Representative of China, for William Blair & Company, the Chicago-headquartered investment banking and asset management firm, from 2006 to 2011. Dr. Lu worked at McKinsey & Company where he advised global and regional companies on their growth and financial strategies. Dr. Lu was a director of China Nepstar Chain Drugstore Ltd. (formerly, NYSE: NPD) from 2014 to 2016 and currently an independent director of Hong Kong Exchange-listed Hua Lien International (Holding) Company Limited (HKEX: 0969) (director since December 2017) and China Automotive Systems, Inc (NASDAQ: CAAS) (director since July 2019).  Dr. Lu holds a Ph.D. in Microbiology from Columbia University and an MBA from the University of Chicago Booth School of Business.

Ms. Wong, Yan Ki Angel served as our independent director from November 22, 2015 to April 17, 2023. Ms. Wong obtained a Bachelor of Arts degree, majoring in international accounting from Xiamen University in July 1994, a postgraduate certificate in professional accounting from the City University of Hong Kong in November 2000 and a master degree of business administration from Cheung Kong Graduate School of Business (长江商学院) in mainland China in October 2009. Ms. Wong has been admitted as fellow member of the Institute of Financial Accountants in the United Kingdom since October 2003, full member of the Society of Registered Financial Planners in Hong Kong since November 2003, full member of the Singapore Institute of Directors since October 2009, member of the Hong Kong Institute of Directors since November 2014, fellow member (FIPA, Australia) of the Institute of Public Accountants since April 2015, founding member of the Hong Kong Independent Non-Executive Director Association since October 2015, member of the Association of Chinese Internal Auditors since April 2022.

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

Compensation of Directors and Executive Officers

In 2022, the aggregate cash compensation to all our directors and our executive officers was US$1.1 million. For share-based compensation, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We did not have any amount accrued in 2021 for pension, retirement or other similar benefits to our directors and our executive officers.

Share Incentive Plan

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

Audit Committee

On and before April 17, 2023, our audit committee consisted of Wong, Yan Ki Angel, Honghui Deng and Qian Sun. Wong, Yan Ki Angel was the chairman of our audit committee. Wong, Yan Ki Angel satisfied the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All three committee members satisfy the requirements for an “independent director” within the meaning of NYSE rules and met the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Wong, Yan Ki Angel resigned from the board of directors due to personal reasons, effective April 17, 2023. Wong, Yan Ki Angel confirmed that she has no disagreement with the board of dreictors and there is no other matter relating to her resignation that needs to be brought to the attention of our shareholders.

Heng, Henry Lu was appointed to our board of directors and as chairman of our audit committee effective April 17, 2023. From and after April 17, 2023, our audit committee consists of Heng Henry Lu, Honghui Deng and Qian Sun. Heng Henry Lu is the chairman of our audit committee. Heng Henry Lu satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All three committee members satisfy the requirements for an “independent director” within the meaning of NYSE rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

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

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 138, 153 and 74 employees as of December 31, 2020, 2021 and 2022, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2022.

Function	Number of employees
Management and Administration	6
Sales, Marketing and Website Operation	9
Technology and Product Development	35
Administrative Support	24
Total	74

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 1,063,878,309 Class A ordinary shares, 65,000 Class A preference shares and 99 Class B ordinary shares.

Percentage
	Shares Beneficially		of Votes
	Owned		Held
	Number	Percent	Percent
Directors and Executive Officers:
Man San Vincent Law(1)	124,615,969	11.2%	43.9%
Xianfeng Yang	*	*	*
Bo Yu	*	*	*
Qian Sun	*	*	*
Honghui Deng	*	*	*
Wong,Yan Ki Angel	*	*	*
Heng Henry Lu	*	*	*
Qiang Yuan	*	*	*
Directors and Executive Officers as a Group	150,426,269	13.5%	45.4%

Principal Shareholders:
Beijing Zhiguangxin Holdings Co., Ltd.(2)	140,141,700	12.6%	7.9%
Sequoia Capital 2010 CGF Holdco, Ltd.(3)	35,042,700	3.1%	2.0%

The business address of our directors and executive officers is 428 South Seiberling Street, Akron, Ohio 44306, United States of America.

*Less than 1% of our outstanding ordinary shares.

(1)	represents (i) 124,550,963 Class A ordinary shares composed of (a) 59,988 ADSs which represent 5,998,800 Class A ordinary shares owned by Delite Limited (“Delite”) as described below, (b) 85,572,963 Class A ordinary shares owned by Good Luck Capital Limited (“Good Luck”) as described below, and (c) 329,792 ADSs which represent 32,979,200 Class A ordinary shares owned by Mr. Law directly; (ii) 6 Class B ordinary shares which owned by Delite as described below; and (iii) 65,000 Class A preference shares which owned by Good Luck as described below. Delite directly holds (i) 6 Class B ordinary shares and owns (ii) 59,988 ADSs which represent 5,998,800 Class A ordinary shares. Delite is 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite and its assets, and is the sole director of Delite. Mr. Law may be deemed to beneficially own all of the ordinary shares (including Class A ordinary shares represented by the ADSs) held by Delite. Good Luck directly holds (i) 85,572,963 Class A ordinary shares, pursuant to the completion of a share purchase agreement entered into between Good Luck Information Technology Co., Ltd. and the Company dated December 21, 2020, which shares were later transferred to Good Luck, and (ii) 65,000 Class A Preference Shares. Mr. Law is the sole shareholder of Good Luck. Mr. Law indirectly holds all voting and investment powers of Good Luck and its assets, and is the sole director of Good Luck. Mr. Law may be deemed to beneficially own all of the ordinary shares and the Class A preference shares held by Good Luck. Delite is a British Virgin Islands company with its address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Good Luck is a British Virgin Islands company with its address at Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(2)	represents (i) 63,500,500 Class A ordinary shares held by Tsinghua Unigroup International Co., Ltd., or TU International, (ii) 68,367,700 Class A ordinary shares underlying 683,677 ADSs held by TU International, and (iii) 8,273,500 Class A ordinary shares underlying 82,735 ADSs held by Unis Technology Strategy Investment Limited, or Unis. Tsinghua Unigroup Capital Management Co., Ltd., or TU Capital, is the direct parent company of TU International. Unis is a direct wholly-owned subsidiary of TU Capital. Tsinghua Unigroup Co., Ltd. is the indirect, but controlling, parent company of TU International, and the direct parent company of TU Capital. Each of TU International and Tsinghua Unigroup Co., Ltd. is a company with limited liability incorporated under the laws of the British Virgin Islands. TU Capital is a limited liability company registered and existing under the laws of the PRC. Beijing Zhiguangxin Holdings Co., Ltd. is a limited liability company registered and existing under the laws of the PRC. The business address of Beijing Zhiguangxin Holdings Co., Ltd. is D2193, F2, 101 F1-F5, Building No 4, 38 Zhaogong Road, Shunyi, Beijing, PRC.
(3)	represents (i) 5 Class B ordinary shares, and (ii) 350,427 Restricted ADSs which represent 35,042,700 Class A ordinary shares, owned by Sequoia Capital 2010 CGF Holdco, Ltd. Sequoia Capital 2010 CGF Holdco, Ltd. is wholly owned by Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P. and Sequoia Capital China Growth 2010 Principals Fund, L.P. (collectively “SCC 2010 Growth Funds”). The SCC 2010 Growth Funds’ general partner is SC China Growth 2010 Management, L.P. The general partner of SC China Growth 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Neil Nanpeng Shen has the power to direct Sequoia Capital 2010 CGF Holdco, Ltd. as to the voting and disposition of shares directly or indirectly held by Sequoia Capital 2010 CGF Holdco, Ltd., Mr. Shen disclaims beneficial ownership of the shares held by Sequoia Capital 2010 CGF Holdco, Ltd., except to the extent of his pecuniary interest therein. The registered address of Sequoia Capital 2010 CGF Holdco, Ltd. is Cricket Square, Hutchins Drive, PO box 2681, Grand Cayman, KY1-1111, Cayman Islands.

As of the date of this annual report, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

As of the date of this annual report, a total of 9,486,598 ADSs representing 948,659,850 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

Pease refer to “— B. Compensation—Compensation of Directors and Executive Officers — Share Incentive Plans” above for information regarding options, restricted shares and other share-based awards granted to our employees, directors and consultants.

F.Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not Applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Non-Interest-Bearing Borrowings from Related Parties

Since January 1, 2019, we have not provided any loans to certain directors or entities controlled by certain directors, executive officers or principal shareholders of our company. As of December 31, 2020, 2021 and 2022, there were no outstanding balance due from these related parties.

Interest-Bearing Borrowings from Related Parties

Please refer to Note 18. RELATED PARTY TRANSACTIONS of the Notes to Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.

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

Our ADSs have been listed on the NYSE since November 22, 2013. Our ticker symbol on the NYSE changed from “WBAI” to “BTCM” effective at the start of trading on April 20, 2021. The ratio of our ADSs to our Class A ordinary shares changed from one (1) ADS to ten (10) Class A ordinary shares, to one (1) ADS to one hundred (100) Class A ordinary shares, effective at the start of trading on December 23, 2022.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been trading on the NYSE since November 22, 2013.

From November 22, 2013 to April 19, 2021, our ADSs traded on the NYSE under the Company’s former English name “500.com Limited” and its former ticker symbol “WBAI.” Consistent with a special resolution passed by the Company’s shareholders at an extraordinary general meeting held on April 8, 2021, our ADSs began trading under the Company’s new English name “BIT Mining Limited,” and its new ticker symbol “BTCM,” effective at the start of trading on April 20, 2021.

From November 22, 2013 to December 22, 2022, each of our ADSs represented ten (10) of our Class A ordinary shares. The ratio of our ADSs to our Class A ordinary shares changed from one (1) ADS to ten (10) Class A ordinary shares, to one (1) ADS to one hundred (100) Class A ordinary shares, effective at the start of trading on December 23, 2022.

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

In July 2022 , the Company entered into a share sale and purchase agreement (the “Sale and Purchase Agreement”) with an unaffiliated third party (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive Limited (“Loto Interactive”), representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308,496 (the “Transaction”). After the Transaction, the Company’s share ownership in Loto Interactive decreased to 8.79%.

As of December 31, 2022, we had not entered into any other material contracts, other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is be subject to reduced rates of taxation.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. You are urged to consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and  non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “—Passive Foreign Investment Company” below.

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

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for 2022 for United States federal income tax purposes, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2023 or future taxable years.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally treated as an asset that produces passive income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Additionally, we expect the activities of our mining pool business to be treated as generating active income, rather than passive income, and accordingly, we do not expect to be a PFIC. If it were determined that the activities of our mining pool business generated passive income for United States federal income tax purposes, we would likely be treated as a PFIC. The application of the PFIC rules to digital assets and cloud computing (and transactions related thereto) is subject to significant uncertainty. Among other things, the IRS has issued very limited guidance on the treatment of income from activities such as those conducted by our mining pool business. Accordingly, the IRS or a court may disagree with our determinations, including with respect to treatment of the mining pool business (and assets and transactions related thereto).

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

If you make an effective mark-to-market election, you will include in each taxable year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax generally would apply to such payments if you fail to provide a taxpayer identification number and a certification of exempt status or if you fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS in a timely manner.

Certain United States Holders are required to report information relating to ADSs or Class A ordinary shares, subject to certain exceptions (including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the ADSs or common shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or Class A ordinary shares

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

J.Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We operate in North America, Asia and Europe. We are exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which revenues, expenses and borrowings are denominated.

Much of our current revenue is derived from our mining pool business, which uses the U.S. Dollars as its functional currency. Starting from the third quarter of 2021, the Company has changed its reporting currency from the Renminbi to the U.S. Dollar, to reduce the impact of increased volatility of the U.S. Dollar to Renminbi exchange rate on the Company’s reported operating results. The alignment of the reporting currency with underlying operations will better depict the Company’s results of operations for each period. The related financial statements prior to July 1, 2021 have been recast to U.S. Dollar as if the financial statements originally had been presented in U.S. Dollar since the earliest periods presented. Accordingly, we do not anticipate being exposed to material risks due to changes in foreign exchange rates, but we can provide no assurance that we will not be affected in the future.

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

Inflation

We have not in the past been materially affected by inflation, but we can provide no assurance that we will not be affected in the future.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-3, as amended (File No. 333-258329) in relation to our public offerings of ADSs, as well as pre-funded warrants, Series A warrants, Series B warrants and placement agent warrants to purchase ADSs, which was declared effective by the SEC on May 13, 2022. On June 27, 2022 and August 18, 2022, we completed our public offerings in which we sold an aggregate of 31,566,665 ADSs, as well as up to 75,701,663 ADSs underlying pre-funded warrants, Series A warrants, Series B warrants, placement agent warrants and HCW warrants to purchase ADSs. H.C. Wainwright & Co., LLC acted as placement agent in connection with the public offering completed on June 27, 2022. Revere Securities LLC acted as placement agent in connection with the public offering completed on August 18, 2022.

For the period from May 13, 2022, the date that the registration statement on Form F-3 (File No. 333-258329) was declared effective by the SEC, to December 31, 2022, we used approximately US$20.1 million of the net proceeds from our public offerings of ADSs and warrants to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunity. As disclosed in the prospectus supplements to the accompanying base prospectus dated May 6, 2022, included in the registration statement on Form F-3 (File No. 333-258329), we still intend to use the remainder of the net proceeds from our public offerings of ADSs and warrants to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunity.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure and procedures (as defined in Rule 13a 15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a 15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective, due to the material weakness identified by us, which was described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

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

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). As part of our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, management identified the following material weakness: the Company did not adequately design and implement controls over the assessment of the appropriateness of its accounting policies regarding certain cryptocurrency transactions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness did not result in any identified material misstatements to the financial statements, but resulted in revision of previously issued financial statements. Based on this material weaknesses, management concluded that at December 31, 2022, internal control over financial reporting was not effective.

Remediation

Our Board of Directors, Audit Committee and management take internal control over financial reporting and the integrity of our financial statements seriously.

During the year ended December 31, 2022, the Company has designed extra control to address our previously identified material weaknesses related to lack of review evidence for business combination and asset acquisitions accounting involving significant estimates. Due to absence any sample to assess this control, we have no conclusion regarding whether the material weakness has been fully remediated by the end of 2022.

Management is responsible for its assessment of the effectiveness of internal controls over financial reporting and is committed to improving its controls related to the material weaknesses described above, such that these controls are designed, implemented, and operating effectively.

Following the identification of this material weakness described above, our management commenced implementation of a remediation plan. The remediation plan includes the following steps to improve our internal control over financial reporting:

●	We are engaging a third-party specialist to assist Management to assess the appropriateness of its accounting policies regarding certain key business transactions to address significant risks
●	We are providing additional appropriate U.S. GAAP accounting and financial reporting training for financial reporting and accounting personnel, especially training related to accounting policies and accounting estimates applicable to crypto-currency business

To address the significant deficiency described above,

Management has commenced the following actions and will continue to assess additional opportunities for remediation on an ongoing basis:

●	We are hiring additional network security personnel to be responsible for the company’s network security management
●	We are engaging third-party cyber-security consultants to assist the company in improving network security configuration and increase the frequency of office network security examinations
●	We are increasing internal communications to enhance security awareness and develop a training program addressing cyber security, strengthening the monitoring of office network security and implementing stronger cybersecurity protection

While we intend to fully address the material weakness and significant deficiency in our internal control over financial reporting by the end of 2023, the foregoing remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.”

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

Changes in Internal Control over Financial Reporting

We acquired Asgard Data Centers LLC and Alliance International Technologies Limited during the year ended December 31, 2021. We have designed and implemented extra internal controls over financial reporting associated with the acquired businesses and assets.

Except for the material weakness identified as of December 31, 2022, the remedial measures and except for the changes described above, there have been no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Heng Henry Lu, an independent director within the meaning of Section 303A of the NYSE Listed Company Manual, and the chairman of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MaloneBailey, LLP, our independent registered public accounting firm, for the years ended December 31, 2021 and 2022.

	For the Years Ended December 31,
	2021	2022
	US$	US$

	(in thousands)
Audit fees(1)	1,020	835
Audit related fees(2)	690	112
Total	1,710	947
(1)	Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with regulatory filings. The above amounts include interim procedures and audit fees, as well as attendance at Board meetings.
(2)

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

The policy of our audit committee is to pre-approve all audit and non-audit services, such as audit-related, tax and other services, as provided by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2015, our board of directors approved a share repurchase program, which provided authorization to purchase up to US$30 million worth of our outstanding ADSs. Under this plan, in 2015, we purchased approximately 122,000 ADSs (equivalent to 1,220,000 of our ordinary shares) with a total consideration of approximately US$1.43 million. In 2016, we purchased approximately 114,153 ADSs (equivalent to 1,141,532 of our ordinary shares) with a total consideration of approximately US$17.24 million. In 2017, we purchased approximately 260,200 ADSs (equivalent to 2,602,000 of our ordinary shares) with a total consideration of approximately US$3.0 million. We did not repurchase any ADSs in 2022, being the period covered by this annual report.

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

ITEM 16J. INSIDER TRADING POLICIES

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

4.4

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

4.7	Registrant’s 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F filed with the SEC on April 14, 2021)
4.8

Securities Purchase Agreement dated July 12, 2021 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.9

Share Subscription Agreement between the Registrant and Loto Interactive Limited dated January 28, 2021 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.10

Share Exchange Agreement between the Registrant and Blockchain Alliance Technologies Holding Company dated February 16, 2021 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.11

Amendment to the Share Exchange Agreement between the Registrant and Blockchain Alliance Technologies Holding Company dated April 15, 2021 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.12

Registration Rights Agreement dated July 12, 2021 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.13

Membership Interest Purchase Agreement entered into by and between the Registrant and Viking Data Centers LLC on September 22, 2021 (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F filed with the SEC on April 7, 2022)

4.14

Membership Interest Purchase Agreement entered into by and between the Registrant and Viking Data Centers LLC on October 18, 2021 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the SEC on April 7, 2022)

4.15*	Share Sale and Purchase Agreement entered into by and between the Registrant and Manful Kingdom Limited on July 25, 2022

8.1*	List of the Registrant’s Subsidiaries
11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of MaloneBailey, LLP
16.1

Letter dated September 28, 2020 of Friedman LLP, as required by Item 16F of Form 20-F (incorporated by reference to Exhibit 16.1 to our Current Report on Form 6-K filed with the SEC on September 28, 2020)

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline Taxonomy Extension Scheme Document
101.CAL*	Inline Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline Taxonomy Extension Label Linkbase Document
101.PRE*	Inline Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report
**	Furnished with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT MINING LIMITED

	By:	/s/ Xianfeng Yang
Name: Xianfeng Yang
Title:Chief Executive Officer

Date: April 17, 2023

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

BIT MINING LIMITED

December 31, 2020, 2021 and 2022

BIT MINING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIT Mining Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BIT Mining Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Evaluation of the Existence and Control of Cryptocurrencies Held

As discussed in Note 2 to the consolidated financial statements, the Company accounts for its cryptocurrencies as indefinite-lived intangible assets, which have been included in current assets on the consolidated balance sheets. The cryptocurrencies are recorded at cost, net of any impairment losses incurred since acquisition. The Company’s cryptocurrencies as of December 31, 2022 amounted to approximately $15.0 million.

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

The primary procedures we performed to address this critical audit matter included the following:

●	Obtained an understanding of certain internal controls over the Company’s cryptocurrency assets process, including a reconciliation control over the comparison of the Company’s records of cryptocurrencies held to the custodial records, and reviewed the relevant Service Organization Control (SOC) 1 and SOC 2 reports for the custodial service provided by third parties;
●	Independently and directly confirmed the balance of the Company’s cryptocurrencies in the custody of third parties, and compared the balance confirmed to the Company’s record of cryptocurrency holdings;
●	Independently obtained evidence from public blockchains to test the existence of cryptocurrency transactions and balances and evaluated the relevance and reliability of audit evidence obtained from public blockchains;
●	Reviewed and evaluated the custodian contracts, and observed the Company accessing its wallets under custody to conduct transactions and verified the transactions on public blockchains independently; and
●	Evaluated the sufficiency and appropriateness of audit evidence obtained by assessing the results of procedures performed over the cryptocurrencies.

Evaluation of Accounting for and Disclosure of Cryptocurrency Mining Revenue and Mining Pool Revenue Recognized

As discussed in Note 2 to the consolidated financial statements, the Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. For cryptocurrency mining revenue, the Company provides computing power services to the mining pools and in exchange for providing such computing power, the Company is entitled to considerations in the form of cryptocurrencies from the mining pools, which is calculated based on a predetermined formula agreed by the Company and the mining pool operator as a part of the contracts. For the mining pool revenue, the Company operates a mining pool, BTC.com, by engaging mining pool participants to provide computing power and providing transaction verification services to the blockchain networks and transaction requesters (the “primary mining pool services" or the Company as the “primary mining pool operator”). During the year ended December 31, 2022, the Company entered into arrangements with certain third-party mining pool operators to contribute a portion of the computing power it obtained from BTC.com mining pool participants to the third-party mining pool operators. In exchange, the Company is entitled to considerations in the form of cryptocurrencies from the third-party mining pools calculated based on a predetermined formula regardless of whether the third-party mining pool operators successfully validate the blocks (the “sub mining pool services" or the Company as the “sub mining pool operator”) (primary mining pool services and sub mining pool services collectively referred as the “mining pool services”). The Company recognizes revenue from mining pool service on a gross basis (i.e. recognizing the total mining rewards generated by the collective mining activities of the overall mining pool operated by the Company, while showing participants’ share of rewards as cost of sales). The Company’s management has exercised significant judgments in their determination of how existing accounting guidance should be applied to the accounting for and disclosure of cryptocurrency mining revenue and mining pool revenue recognized.

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

The primary procedures we performed to address this critical audit matter included the following:

●	Evaluated the design and operating effectiveness of controls over the Company’s information technology ("IT") environment and key systems that are relevant to the cryptocurrency mining revenue and mining pool revenue with the assistance of our IT professionals;
●	Performed site visit of the facility where the Company’s mining machines were located, which included an observation of the physical and environmental controls and mining machines observation procedures;
●	Evaluated management’s rationale for the application of ASC 606 to account for its cryptocurrency mining revenue, which included evaluating the contract between the Company and the mining pool operator;
●	Evaluated management’s rationale for the application of ASC 606 to account for its mining pool revenue, which included the evaluations of the contracts between the Company and the blockchain networks (for primary mining pool services) or the third-party mining pool operators (for sub mining pool services), and of the presentation of mining pool revenues on a gross basis;
●	Evaluated and tested management’s rationale and supporting documentation associated with the valuation of cryptocurrency awards earned;

●	For both cryptocurrency mining revenue and mining pool revenue, validated that the computing power has been provided by the Company’s mining machines or the BTC.com mining pool participants;
●	For revenue from sub mining pool services, independently confirmed the occurrence, completeness and accuracy of cryptocurrency assets rewarded to the Company with third-party mining pools operators;
●	Compared the Company’s wallet records of cryptocurrency mining revenue and mining pool revenue received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from public blockchains;
●	Performed certain substantive analytical procedures to determine completeness and occurrence of cryptocurrency assets earned by the Company as consideration for services rendered; and
●	Evaluated management’s disclosures of its cryptocurrency mining revenue and mining pool revenue in the financial statement footnotes.

Evaluation of Impairment of Intangible Asset and Goodwill

As discussed in Note 2 to the consolidated financial statements, the Company reviews its long-lived assets for impairment and performs a goodwill impairment assessment on an annual basis through a qualitative or quantitative assessment and when events and circumstances indicate that the estimated fair value of a reporting unit may no longer exceed its carrying value. The Company acquired Alliance International Technologies Limited (“BTC.com Pool Business”) in 2021 and recognized the intangible asset, in the form of brand name and domain name, and goodwill from the transaction. During the year ended December 31, 2022, the Company recognized impairment of approximately $48.6 million to the intangible asset and impairment of approximately $26.6 million to the goodwill with respect to the acquisition. The evaluation of the intangible asset and goodwill involves the comparison of the fair values of the intangible asset and BTC.com Pool Business (the reporting unit), respectively, to their carrying values. The Company measured the fair values primarily using the valuation technique under the income approach with the assistance of a specialist engaged by the Company. Management applied judgments in estimating the fair values of intangible asset and BTC.com Pool Business, which involved the use of significant estimates and assumptions with respect to the amount and timing of expected future cash flows and discount rate.

We identified the evaluation of the impairment of intangible asset and goodwill acquired from the business combination as a critical audit matter. A high degree of subjective auditor judgment, including the involvement of valuation professionals with specialized skills and knowledge, was required in performing procedures and evaluating audit evidence relating to the valuation techniques and significant assumptions used by management in determining the fair values of the intangible asset and BTC.com Pool business. The key inputs and assumptions included forecasted revenue and revenue growth rates, weighted average cost of capital, forecasted operating cash flows and cryptocurrency prices.

The primary procedures we performed to address this critical audit matter included the following:

●	Obtained an understanding of the work of the Company’s specialist and the management’s controls over the intangible asset and goodwill impairment assessment process;
●	Compared management’s forecasted revenues and cash flows to the actual results;
●	Evaluated the completeness, accuracy and relevance of the underlying data and the reasonableness of the significant assumptions used in management’s cash flow projections adopted in the income approach;
●	With the assistance of our valuation specialist, evaluated the appropriateness of the valuation techniques and evaluated the reasonableness of significant inputs and assumptions used, including cryptocurrency prices and the weighted average cost of capital;
●	With the assistance of our valuation specialist, performed sensitivity analysis to assess the impact of changes to the forecasted revenue growth rates, weighted average cost of capital and cryptocurrency price; and
●	Evaluated the adequacy of the Company’s disclosures related to the impairment of intangible asset and goodwill.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2020

Houston, Texas

April 17, 2023

BIT MINING LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands U.S. dollars (“US$”), except for number of shares)

		As of December	As of December
	Notes	31, 2021	31, 2022
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		17,670	5,448
Restricted cash		134	126
Short-term investment		—	2,360
Accounts receivable		737	4,120
Prepayments and other current assets	8	21,525	8,310
Cryptocurrency assets	7	53,190	14,972
Total current assets		93,256	35,336

Non-current assets:
Property and equipment, net	9	70,199	27,220
Intangible assets, net	10	71,931	3,314
Deposits		99	2,387
Long-term investments	6	10,050	8,049
Right-of-use assets	11	6,166	4,135
Amounts due from related party - non-current	18	11,504	—
Long-term prepayments and other non-current assets		4,455	6,363
Goodwill		26,569	—
Total non-current assets		200,973	51,468

TOTAL ASSETS		294,229	86,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	12	54,438	23,425
Amounts due to related parties	18	8,021	—
Accrued payroll and welfare payable		489	819
Accrued expenses and other current liabilities	13	18,738	5,155
Operating lease liabilities – current	11	2,213	1,367
Income tax payable		498	73
Total current liabilities		84,397	30,839

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

		As of December	As of December
	Notes	31, 2021	31, 2022
		US$	US$

Non-current liabilities:
Operating lease liabilities - non-current	11	4,569	2,837
Total non-current liabilities		4,569	2,837

TOTAL LIABILITIES		88,966	33,676

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2021 and December 31, 2022; 710,078,070 and 1,063,813,210 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively	21	36	54
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2021 and December 31, 2022; 65,000 shares issued and outstanding as of December 31, 2021 and December 31, 2022	21	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2021 and December 31, 2022; 99 shares issued and outstanding as of December 31, 2021 and December 31, 2022	21	—	—
Additional paid-in capital	21	590,567	620,807
Treasury shares		(21,604)	(21,604)
Accumulated deficit and statutory reserve	14	(386,754)	(542,169)
Accumulated other comprehensive loss		(2,355)	(3,960)
Total BIT Mining Limited shareholders’ equity		179,890	53,128
Noncontrolling interests		25,373	—
Total shareholders’ equity		205,263	53,128

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		294,229	86,804

The accompanying notes are an integral part of the consolidated financial statements

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the years ended December 31,
		2020	2021	2022
	Notes	(Recast)
		US$	US$	US$

Revenues		2,167	1,328,876	650,227
Operating costs and expenses:
Cost of revenue		(2,016)	(1,323,415)	(660,214)
Sales and marketing expenses		(1,148)	(951)	(633)
General and administrative expenses		(14,330)	(25,463)	(22,786)
Service development expenses		(1,941)	(3,155)	(3,665)
Total operating costs and expenses		(19,435)	(1,352,984)	(687,298)
Other operating income		534	300	590
Government grant		21	—	29
Other operating expenses		(273)	(14,686)	(5,477)
Net gain on disposal of cryptocurrency assets		—	11,392	8,360
Impairment of cryptocurrency assets	7	—	(38,319)	(18,435)
Changes in fair value of derivative instrument		—	3,696	—
Changes in fair value of contingent considerations		—	13,936	1,247
Impairment of property and equipment	9	—	(22,392)	(35,224)
Impairment of intangible assets		—	(56)	(56,094)
Impairment of goodwill		—	—	(26,569)
Operating loss from continuing operations		(16,986)	(70,237)	(168,644)
Other income, net		42	594	9,031
Interest income		242	56	150
Interest expense		—	(775)	(218)
(Loss) gain from equity method investments	6	(1,865)	(1,184)	164
Gain on previously held equity method investment		—	5,500	—
Impairment of long-term investments	6	(4,787)	—	(2,250)
Gain from disposal of subsidiaries	5	—	234	3,340
Loss before income tax from continuing operations		(23,354)	(65,812)	(158,427)
Income tax benefits	15	30	359	—
Net loss from continuing operations		(23,324)	(65,453)	(158,427)
Loss from discontinued operations, net of applicable income taxes	4	(8,779)	(2,224)	—
Loss on disposal of discontinued operations, net of applicable income taxes	4	—	(6,697)	—
Net loss from discontinued operations, net of applicable income taxes	4	(8,779)	(8,921)	—
Net loss		(32,103)	(74,374)	(158,427)
Less: Net loss attributable to noncontrolling interests from continuing operations		—	(11,792)	(3,012)
Less: Net gain (loss) attributable to noncontrolling interests from discontinued operations		309	(179)	—
Less: Net gain (loss) attributable to noncontrolling interests		309	(11,971)	(3,012)
Net loss attributable to BIT Mining Limited		(32,412)	(62,403)	(155,415)
Other comprehensive income (loss):
Share of other comprehensive (loss) income of an equity method investee		(177)	631	—
Reclassification into loss from equity method investments		—	131	—
Foreign currency translation gain (loss)		2,317	2,115	(1,735)
Other comprehensive income (loss), net of tax		2,140	2,877	(1,735)
Comprehensive loss		(29,963)	(71,497)	(160,162)
Less: Comprehensive income (loss) attributable to noncontrolling interest		309	(11,337)	(3,142)
Comprehensive loss attributable to BIT Mining Limited		(30,272)	(60,160)	(157,020)

Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:	20
Net loss from continuing operations		(0.05)	(0.09)	(0.18)
Net loss from discontinued operations		(0.02)	(0.01)	—
Net loss		(0.07)	(0.10)	(0.18)
Losses per American Depositary Share (“ADS*”) (1 ADS represents 100 Class A ordinary shares)-Basic and Diluted:	20
Net loss from continuing operations		(5.42)	(8.62)	(17.84)
Net loss from discontinued operations		(2.11)	(1.40)	—
Net loss		(7.53)	(10.02)	(17.84)
Weighted average number of Class A and Class B ordinary shares outstanding:	20
Basic		430,011,263	622,337,974	871,036,499
Diluted		430,011,263	622,337,974	871,036,499

The accompanying notes are an integral part of the consolidated financial statements.

*    American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company. Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands U.S. dollars (“US$”))

	For the years ended December 31,
	2020	2021	2022
	(Recast)
	US$	US$	US$

Cash flow from operating activities
Net loss	(32,103)	(74,374)	(158,427)
Adjustments to reconcile net loss to net cash used in operating activities:
Write off of remaining ROU asset and lease liability pursuant to a lease termination	(1,799)	—	—
Amortization of right-of-use assets	1,107	1,199	1,586
Depreciation of property and equipment	6,328	15,062	24,050
Amortization of intangible assets	318	5,293	9,132
Deferred tax benefit	(531)	(359)	—
Share-based compensation	8,047	6,446	4,474
Losses on disposal of property and equipment	211	9,804	—
Impairment of intangible assets	—	56	56,094
Impairment of goodwill	—	—	26,569
Impairment of long-term investments	4,787	—	2,250
Impairment of cryptocurrency assets	—	38,319	18,435
Impairment of property and equipment	—	22,392	35,224
Changes in fair value of derivative instrument	—	(3,696)	—
Changes in fair value of contingent considerations	—	(13,936)	(1,247)
Provision for bad debt	78	1,113	—
Loss (gain) from equity method investments	1,566	1,184	(164)
Net gain on disposal of cryptocurrency assets	—	(11,392)	(8,360)
Non-cash other operating expense- cyberattack loss	—	—	3,100
Gain from relief of liability	—	—	(4,426)
Loss (gain) on disposal of subsidiaries and VIEs	—	6,463	(3,340)
Gain on previously held equity interest	—	(5,500)	—
Changes in operating assets and liabilities:
Accounts receivable	—	1,678	(3,802)
Prepayments and other current assets	870	(2,309)	9,807
Amounts due from related party	—	56	—
Cryptocurrency assets	—	(20,075)	(34,178)
Deposits	599	—	—
Other non-current assets	34	—	—
Operating lease liabilities	(2,206)	(629)	(1,870)
Accounts payable	—	(7,703)	(16,861)
Accrued expenses and other current liabilities	1,966	(2,775)	(17,285)
Accrued payroll and welfare payable	1,000	(1,465)	330
Long-term payables	(79)	—	—
Amounts due to related parties	—	1,325	(4,645)
Income tax payable	—	(448)	(7)
Net cash used in operating activities	(9,807)	(34,271)	(63,561)

Cash flows from investing activities
Acquisition of property and equipment	(225)	(56,599)	(13,782)
Disposal of subsidiaries and VIEs, net of cash received	—	(1,394)	5,007
Acquisition of redeemable noncontrolling interest	(2,120)	—	—
Acquisition of long-term investments	—	(1,000)	—
Cash paid for short-term investments	(12,261)	—	(2,360)
Cash received (paid) for asset acquisition and business combination, net of cash paid (received)	—	(21,913)	25
Cash received from return of time deposits	3,421	—	—
Cash received from return of short-term investments	12,261	—	—
Cash received from return of long-term investments	—	301	1,424
Cash received from disposal of cryptocurrency assets	—	10,841	34,354
Proceeds from disposal of property and equipment	24	5,701	—
Proceeds from disposal of long-term investments	371	—	177
Cash paid for additional interest acquired for Loto Interactive	—	(3,378)	—
Loans provided to a third party	—	(7,965)	(459)
Repayment of loans provided to a related party	1,533	—	—
Repayment of loans provided to third parties	326	—	—
Net cash provided by (used in) investing activities	3,330	(75,406)	24,386

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands U.S. dollars (“US$”))

	For the years ended December 31,
	2020	2021	2022
	(Recast)
	US$	US$	US$

Cash flows from financing activities
Proceeds from the exercise of share-based awards	4	2,521	—
Proceeds from short-term borrowings	—	46,739	6,306
Repayment of short-term borrowings	—	(27,732)	—
Proceeds from issuance of ordinary shares for private placement	—	56,139	23,464
Net cash provided by financing activities	4	77,667	29,770
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,824	1,920	(2,825)
Net decrease in cash, cash equivalents and restricted cash	(4,649)	(30,090)	(12,230)
Cash, cash equivalents and restricted cash at beginning of the year	52,543	47,894	17,804
Cash, cash equivalents and restricted cash at end of the year	47,894	17,804	5,574

Supplemental disclosures of cash flow information:
Income tax paid	—	—	—
Interest received	1,435	189	150
Interest paid	—	(336)	(218)

Supplemental disclosures of non-cash investing and financing activities:
Re-measurement of the lease liabilities and right-of-use assets due to lease modification	808	—	—
Payment of expense and non-current assets in the form of cryptocurrencies	—	2,295	6,939
Proceeds from issuance of ordinary shares for private placement in the form of cryptocurrencies	—	19,289	—
Collateral rendered to lender in the form of cryptocurrencies	—	18,949	6,306
Repayment of third-party borrowings in the form of cryptocurrencies	—	6,523	—
Repayment of deposit in the form of cryptocurrencies	—	6,586	—
Issuance of ordinary shares in connection with business combination and asset acquisition	—	94,828	3,416
Deposits received from customers of mining data center in the form of cryptocurrencies	—	3,965	2,192
Cryptocurrencies to be distributed for promotion activities on behalf of a third party	—	3,179	—
Cryptocurrencies acquired in connection with business combination	—	73,184	—
Cryptocurrencies borrowed from a third party	—	10,222	—
Cryptocurrencies paid in connection with asset acquisition	—	1,731	—
Consideration paid to purchase the noncontrolling interest in subsidiary	—	—	17,785
Property, plant and equipment transferred from long-term prepayment	—	—	10,924

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. dollars (“US$”) except for number of shares)

	BIT Mining Limited shareholders
	Number of	Number of	Number of					Accumulated
	Class A	Class A	Class B			Additional		other	Accumulated		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	deficit and	Noncontrolling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	statutory reserve	interests	equity
Balance as of December 31, 2019	420,001,792	—	10,000,099	22	—	404,292	(21,604)	(6,738)	(291,939)	(2,292)	81,741

Net (loss) income for the year	—	—	—	—	—	—	—	—	(32,412)	309	(32,103)
Foreign currency translation gain	—	—	—	—	—	—	—	2,317	—	—	2,317
Share of other comprehensive loss of an equity method investee	—	—	—	—	—	—	—	(177)	—	—	(177)
Conversion of Class B to Class A ordinary shares	10,000,000	—	(10,000,000)	—	—	—	—	—	—	—	—
Issuance of ordinary shares from exercise of share-based awards	125,900	—	—	—	—	25	—	—	—	—	25
Share-based compensation	—	—	—	—	—	8,047	—	—	—	—	8,047
Balance as of December 31, 2020	430,127,692	—	99	22	—	412,364	(21,604)	(4,598)	(324,351)	(1,983)	59,850
Disposal of VIE	—	—	—	—	—	—	—	—	—	2,162	2,162
Acquisition of shares of consolidated subsidiaries	—	—	—	—	—	(981)	—	—	—	36,531	35,550
Net loss for the year	—	—	—	—	—	—	—	—	(62,403)	(11,971)	(74,374)
Foreign currency translation gain	—	—	—	—	—	—	—	1,481	—	634	2,115
Share of other comprehensive income of an equity method investee	—	—	—	—	—	—	—	631	—	—	631
Reclassification into loss from equity method investments	—	—	—	—	—	—	—	131	—	—	131
Issuance of ordinary shares for private placement	185,572,963	65,000	—	9	—	75,419	—	—	—	—	75,428
Issuance of ordinary shares for business combinations	56,236,295	—	—	3	—	94,825	—	—	—	—	94,828
Issuance of ordinary shares from exercise of share-based awards	38,141,120	—	—	2	—	2,494	—	—	—	—	2,496
Share-based compensation	—	—	—	—	—	6,446	—	—	—	—	6,446
Balance as of December 31, 2021	710,078,070	65,000	99	36	—	590,567	(21,604)	(2,355)	(386,754)	25,373	205,263

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

(Amounts in thousands of U.S. dollars (“US$”) except for number of shares)

	BIT Mining Limited shareholders
	Number of	Number of	Number of					Accumulated
	Class A	Class A	Class B			Additional		other	Accumulated		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	deficit and	Noncontrolling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	statutory reserve	interests	equity
Balance as of December 31, 2021	710,078,070	65,000	99	36	—	590,567	(21,604)	(2,355)	(386,754)	25,373	205,263

Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	(5,542)	(5,542)
Net loss for the year	—	—	—	—	—	—	—	—	(155,415)	(3,012)	(158,427)
Foreign currency translation loss	—	—	—	—	—	—	—	(1,605)	—	(130)	(1,735)
Issuance of ordinary shares for private placement, net of issuance costs	315,666,650	—	—	16	—	23,448	—	—	—	—	23,464
Issuance of ordinary shares for asset acquisition	16,038,930	—	—	1	—	3,415	—	—	—	—	3,416
Issuance of ordinary shares from exercise of share-based awards	—	—	—	1	—	(1)	—	—	—	—	—
Purchase of noncontrolling interests						(1,096)	—	—	—	(16,689)	(17,785)
Share-based compensation	22,029,560	—	—	—	—	4,474	—	—	—	—	4,474
Balance as of December 31, 2022	1,063,813,210	65,000	99	54	—	620,807	(21,604)	(3,960)	(542,169)	—	53,128

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION

BIT Mining Limited (the “Company”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the original name of “Fine Success Limited”, which was changed to “500wan.com” on May 9, 2011, and changed to “500.com Limited” on October 9, 2013. The Company changed to the new name of “BIT Mining Limited” and the new ticker symbol “BTCM” effective April 20, 2021.

The Company has completed the transformation of its business and become an enterprise that primarily engages in cryptocurrency mining, data center operation and mining pool operation in 2021.

The Company continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. Due to the transformation into cryptocurrency industry, in the first quarter of 2021, the Company updated the reportable segments. Consequently, the segment disclosures for the year ended December 31, 2020 have been recast to reflect these changes. See Note 24 Segment Information for additional details.

On March 31, 2021, the Company completed the subscription for shares of Loto Interactive Limited (“Loto Interactive”), which primarily engages in the data center operation business. The Company’s ownership of Loto Interactive thereby increased to 54.2% and Loto Interactive became a subsidiary of the Company. As a result, the Company began to consolidate Loto Interactive on March 31, 2021. On June 18, 2021, the Company completed the unconditional mandatory cash offers pursuant to certain rules of the Hong Kong Code on Takeovers and Mergers and its ownership of Loto Interactive thereby increased to 59.79%.

On July 12, 2022, the Company entered into a share sale and purchase agreement (the “Sale and Purchase Agreement”) with an unaffiliated third party (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive (the “Transaction”). The Transaction was completed on July 26, 2022. After the Transaction, the Company’s share ownership in Loto Interactive decreased to 8.79%. The Company disposed the remaining 8.79% ownership of Loto Interactive to an unaffiliated third party on March 15, 2023.

On April 15, 2021, the Company completed the acquisition of the entire mining pool business of Blockchain Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”).

On May 31, 2022, the Company completed the first closing of its previously announced share exchange agreement dated April 5, 2021 (as amended and restated in April 2022, the “Amended and Restated Share Exchange Agreement”) entered into by the Company and the shareholders (the “Selling Shareholders”) of the acquisition of Bee Computing (HK) Limited (“Bee Computing”). At the first closing of the Amended and Restated Share Exchange Agreement, the Company issued 16,038,930 Class A ordinary shares to the Selling Shareholders. See Note 5 for detailed discussion.

In September 2021, the Company entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements with Viking Data Centers, LLC (“Viking Data Centers”) to acquire the 51% equity interest in Asgard Data Centers LLC (“Asgard”), which intended to operate a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”). In October 2021, the Company increased its equity interest ownership in the Ohio Mining Site to 55%. The Ohio mining site has a total planned power capacity up to 150 megawatts (“MW”).

In June 2022, the Company entered into an agreement with Viking Data Centers that the Company agreed to purchase all remaining equity interest from Viking Data Centers by transferring certain assets that represent 67.5MW, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, the Company has exclusive access to 82.5MW of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5MW, in accordance to their respective equity ownership immediately prior to the transaction. See Note 22 for detailed discussion.

The Company experienced a cyberattack on December 3, 2022. In the cyberattack, cryptocurrency assets in amount of approximately US$3,100 were stolen.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION (continued)

As of December 31, 2022, the Company has subsidiaries incorporated in countries and jurisdictions including British Virgin Islands, Cayman Islands, Hong Kong, the United States of America (“USA”), Kazakhstan, Canada, mainland China, Malta, Cyprus and Curacao.

As of December 31, 2022, the Company’s major subsidiaries are listed below:

			Percentage
			of ownership
		Place of	by the
Entity	Date of establishment	establishment	Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
BT Mining Limited (BT Mining)	April 19, 2021	Cayman Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
Bee Computing (HK) Limited(“Bee Computing”)	May 17,2016	Hong Kong	100%	Miner Manufacturing
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	Mainland China	100%	Technology Service
Star Light Inc. (“Star Light”)	January 29, 2021	Cayman Islands	100%	Investment Holding
Skill Esport Limited(“Skill Esport”)	May 23, 2018	Hong Kong	100%	Cryptocurrency Mining
Summit Bend US Corporation(“Summit Bend”)	September 22, 2021	USA	100%	Investment Holding
Star Light Ohio I Corporation(“Ohio I”)	September 23, 2021	USA	100%	Cryptocurrency Mining
Star Light Ohio II Corporation(“Ohio II”)	September 23, 2021	USA	100%	Investment Holding
Asgard Data Centers LLC (“Asgard”)	September 16, 2021	USA	100%	Data Center Service
Alliance International Technologies Limited(“Alliance International Technologies”)	March 11, 2020	British Virgin Islands	100%	Cryptocurrency Mining
Hong Kong Sunstar Technology Co., Limited (“Sunstar Technology”)	April 9, 2020	Hong Kong	100%	Mining Pool Service
Beijing Guixinyanghang Technology Limited(“Guixinyanghang“)	June 12, 2020	Mainland China	100%	Technology Service
E-Sun Kazakhstan Limited	August 23, 2021	Kazakhstan	100%	Investment Holding
1324492 B.C.Ltd	September 16, 2021	Canada	100%	Investment Holding
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	100%	Investment Holding
Multi Warehouse Ltd*	December 3, 2014	Malta	100%	Online Gaming
Multi Brand Gaming Ltd*	October 3, 2014	Malta	100%	Online Gaming
Multilotto UK Ltd*	September1, 2016	Malta	100%	Online Gaming
Lotto Warehouse Ltd*	September1, 2016	Malta	100%	Online Gaming
Wasp Media Ltd*	August 12, 2016	Malta	100%	Online Gaming
Round Spot Services Ltd*	May 6, 2015	Cyprus	100%	Online Gaming
Multi Pay N.V.*	August 25, 2011	Curacao	100%	Online Gaming
Oddson Europe Ltd*	January10, 2018	Malta	100%	Online Gaming

*     A subsidiary of the Multi Group

Information on Variable Interest Entities (“VIEs”)

The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

The Company has previously conducted the lottery business in mainland China through a series of contractual arrangements with Shenzhen Youlanguang Science and Technology Co., Ltd., Shenzhen E-Sun Network Co., Ltd., and Shenzhen Guangtiandi Science and Technology Co., Ltd. (collectively, the “lottery business related VIEs”), and their respective shareholders. Since March 31, 2021, the Company also consolidated the financial results of Zhejiang Keying Huancai Information Technology Co., Ltd. (“Zhejiang Keying”), a VIE primarily engaged in the provision of data analysis and storage services, through its contractual arrangement with Loto Interactive Information Technology (Shenzhen) Co., Ltd., which is indirectly controlled by the Company after the completion of the acquisition of the majority interest of Loto Interactive on March 31, 2021.

On July 23, 2021, the Company announced the decision to dispose of the VIE structures in mainland China, and on August 3, 2021, the Group has terminated all of the VIE structures with the lottery-related affiliated entities and Zhejiang Keying, and the Group has entered into agreement with Zhejiang Keying and Zhejiang Keying’s shareholders to transfer all of the equity interests of Zhejiang Keying’s subsidiaries to Loto Shenzhen. In February 2022, the Company has completed the transfer of the equity interests of Zhejiang Keying’s subsidiaries to Loto Shenzhen. From July 23, 2021, the Company no longer retained any financial interest over the lottery business related VIEs and accordingly deconsolidated the lottery business related VIEs’ financial statements from the Company’s consolidated financial statements. The disposal of lottery business related VIEs represented a strategic shift and has a major effect on the Company’s result of operations. Accordingly, results of operations related to lottery business related VIEs have been reported as discontinued operations for the years ended December 31, 2021 and 2020.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets, long-term investments and goodwill, the valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of contingent consideration from business combination and purchase price allocation for business combinations and asset acquisitions. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. The results of the subsidiaries are consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. All significant intercompany balances and transactions among the Company and its subsidiaries have been eliminated on consolidation.

Revision of Previously Issued Financial Statements

During the preparation of this Annual Report, the Company identified and corrected an immaterial error related to the impairment calculation of cryptocurrency assets. The Company has been historically calculating the impairment of cryptocurrency assets on a daily basis using a spot price at a standard cutoff time. The Company determined such a method was not in compliance with ASC 350-30-35-19 which requires the recognition of impairment when carrying value exceeds fair value. The Company further determined that the intraday lowest quoted price should be utilized in calculating impairment of the Company’s cryptocurrency assets.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revision of Previously Issued Financial Statements (continued)

In accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the materiality of the error from qualitative and quantitative perspectives, and concluded that the error was immaterial to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statement of Comprehensive Loss, Changes in Shareholders’ Equity and Cash Flows for the year ended December 31, 2021. The following tables present the impact of this error on the Company’s financial statements as of December 31, 2021 and for the year ended December 31, 2021:

	As of December 31, 2021
Consolidated Balance Sheet	As Reported	Effect of Adjustment	As Revised
Cryptocurrency assets	$55,077	$(1,887)	$53,190
Total current assets	95,143	(1,887)	93,256
Total assets	296,116	(1,887)	294,229
Accumulated deficit and statutory reserve	(384,867)	(1,887)	(386,754)
Total shareholders' equity	207,150	(1,887)	205,263
Total liabilities and shareholders' equity	296,116	(1,887)	294,229

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revision of Previously Issued Financial Statements (continued)

	For the year ended December 31, 2021
	As	Effect of
Consolidated Statement of Comprehensive Loss	Reported	Adjustment	As Revised
Net gain on disposal of cryptocurrency assets	$6,717	$4,675	$11,392
Impairment of cryptocurrency assets	(31,757)	(6,562)	(38,319)
Operating loss from continuing operations	(68,350)	(1,887)	(70,237)
Loss before income tax from continuing operations	(63,925)	(1,887)	(65,812)
Net loss from continuing operations	(63,566)	(1,887)	(65,453)
Net loss	(72,487)	(1,887)	(74,374)
Net loss attributable to BIT Mining Limited	(60,516)	(1,887)	(62,403)
Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:
Net loss from continuing operations	(0.08)	(0.01)	(0.09)
Net loss	(0.09)	(0.01)	(0.10)
Losses per American Depositary Share ("ADS*") (1 ADS represents 100 Class A ordinary shares)-Basic and Diluted:
Net loss from continuing operations	(8.32)	(0.30)	(8.62)
Net loss	(9.72)	(0.30)	(10.02)
*	American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

Note: Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.

	For the year ended December 31, 2021
Consolidated Statement of Cash Flows	As Reported	Effect of Adjustment	As Revised
Net loss	$(72,487)	$(1,887)	$(74,374)
Impairment of cryptocurrency assets	31,757	6,562	38,319
Net gain on disposal of cryptocurrency assets	(6,717)	(4,675)	(11,392)

	For the year ended December 31, 2021
Consolidated Statement of Changes in	Accumulated deficit and	Total shareholders'
Shareholders' Equity	statutory reserve	equity
Net loss for the year (as reported)	$(60,516)	$(72,487)
Net loss for the year (effect of adjustment)	(1,887)	(1,887)
Net loss for the year (as revised)	(62,403)	(74,374)

Balance as of December 31, 2021 (as reported)	(384,867)	207,150
Balance as of December 31, 2021 (effect of adjustment)	(1,887)	(1,887)
Balance as of December 31, 2021 (as revised)	(386,754)	205,263

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation and change in reporting currency

The functional currency of the Company, BVI, 500wan HK, Bee Computing, Alliance Technologies, Sunstar Technology, Skill Esport, Summit Bend, Ohio I, Ohio II and Asgard is the US$. The functional currency of the Multi Group and its subsidiaries is EUR. The functional currency of Loto Interactive and its subsidiaries is HKD. E-Sun Sky Computer with its former VIEs and Beijing Guixinyanghang determined their functional currencies to be RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation and change in reporting currency (continued)

Starting from the third quarter of 2021, the Group changed its reporting currency from RMB to US$, to reduce the impact of increased volatility of the US$ to RMB exchange rate on the Group’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Group’s results of operations for each period. The related financial statements prior to July 1, 2021 have been recasted to US$ as if the financial statements originally had been presented in US$ since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation gain to the Group’s comprehensive loss of US$2,317 and US$1,481 for the years ended December 31, 2020 and 2021, respectively.

Business combinations, asset acquisitions and noncontrolling interests

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

In a business combination or asset acquisition, the Company may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion. Identifiable intangible assets recognized in the Company’s acquisitions generally include brand name, strategic contract and unpatented technology.

For the Company’s majority-owned subsidiaries, noncontrolling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net loss” on the consolidated statements of comprehensive loss include the “net loss attributable to noncontrolling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as noncontrolling interests in the Company’s consolidated balance sheets.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations, asset acquisitions and noncontrolling interests (continued)

The Group recognized changes in fair value of contingent consideration in the amount of a gain of US$13,936 and  US$1,247 during the years ended December 31, 2021 and 2022, respectively, which was related to the remeasurement of the contingent consideration from the acquisition of Alliance International Technologies Limited, which operates the mining pool under the brand of BTC.com. The contingent consideration is settled as of December 31, 2022. See Note 5 for detailed discussion.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which have original maturities of three months or less when purchased and which are unrestricted as to withdrawal and use. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents.

Restricted cash

Restricted cash represents cash held by banks which were granted by the government and designated only for certain approved projects and deposits in merchant banks where withdrawals are currently restricted.

Short-term Investment

Short-term investment represents fixed coupon notes with original maturities of greater than three months but less than a year.

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

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment has occurred, the Company considers the intraday lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset. If the then current carrying value of the unit of cryptocurrency exceeds the fair value so determined, an impairment loss has occurred with respect to those units of cryptocurrencies in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the years ended December 31, 2020, 2021 and 2022, the Group recognized impairment loss of nil, US$38,319 and US$18,435, respectively.

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

The Company also enters into transactions to transfer cryptocurrencies to pay for operating expense and to acquire certain assets. Such transactions are accounted for in accordance with ASC 610-20, “Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets”. Under ASC 610-20, if the Group does not have a controlling financial interest in the entity that holds the cryptocurrency and the arrangement meets the criteria to be accounted for as a contract, the Group would de-recognize the cryptocurrency and recognize a gain or loss on the transfer of the cryptocurrency when control of the cryptocurrency transfers to the counterparty. The gain or loss is measured as the difference between the amount of consideration allocated to the cryptocurrency and its carrying amount. For the years ended December 31, 2020, 2021 and 2022, the gain or loss recorded on such transactions was nil.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Estimated Residual

Machinery and equipment-data center equipment	5 years	5%
Machinery and equipment- mining machine and other equipment	2-3 years	—
Electronics and office equipment	3-5 years	5%
Motor vehicles	5-10 years	5%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	—

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

Intangible assets

Intangible assets represent computer software, internet domain name, licensing agreement, and intangible assets arising from business combination and asset acquisitions. Computer software, internet domain name and licensing agreement purchased from third parties are initially recorded at cost and amortized on a straight-line basis over their estimated useful lives of the respective assets. The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated useful life of the assets. Estimated useful lives of the respective assets are set out as follows:

Category	Estimated Useful Life
Computer software	3-10 years
Internet domain name	10 years
Licensing agreement	Agreement term
Intangible assets arising from business combination and asset acquisitions
Licenses and brand name	10 years
Mobile applications and software	5 years
Internet domain name and brand name	10 years
Strategic contract	5 years
Unpatented technology	3 years

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. The Group assesses goodwill for impairment in accordance with ASC 350-20 (“ASC 350-20”), “Intangibles–Goodwill and Other: Goodwill”, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Group recognizes an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value, up to the amount of goodwill allocated to that reporting unit.

The Company identified the BTC.com Pool Business to be the reporting unit for goodwill impairment testing. During the year ended December 31, 2022, the Company performed both qualitative and quantitative assessment for goodwill impairment by comparing the fair value of BTC.com Pool Businesses to its carrying value. The Company used the income approach with the discounted cash flow valuation method with the assistance of a third-party valuation specialist to estimate fair value, which requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rate. As a result, the impairment loss on goodwill of US$26,569 was recognized for the year ended December 31, 2022.

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

The Group recorded an impairment loss of US$56 for intangible assets of Loto Interactive for the year ended December 31, 2021, and a total impairment of US$56,094 for intangible assets of Alliance International Technologies and Asgard for the year ended December 31, 2022. There was no such impairment for the year ended December 31, 2020.

The Group recorded an impairment loss of US$22,392 for property and equipment and an impairment loss of US$387 for right-of-use assets, due to the closure and demolition of data centers in Sichuan, China, of Loto Interactive for the year ended December 31, 2021, and an impairment of US$35,224 mainly for the mining machines in Kazakhstan and the USA for the year ended December 31, 2022. There was no such impairment for the year ended December 31, 2020.

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

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323 (“ASC 323”), “Investments-Equity Method and Joint Ventures”. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Group when determining whether an investment has been otherthantemporarilyimpaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and nearterm prospect of the investee, and the Group’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

According to the above testing, impairment loss of US$4,787, nil and US$2,250 for the long-term investments was recognized during the years ended December 31, 2020, 2021 and 2022, respectively.

Investments in limited partnerships greater than 5% are considered more than minor and accounted for using the equity method, unless it is readily apparent that the Group has virtually no influence over the partnership’s financial and operating policies.

Cryptocurrency asset borrowings

In April 2021, the Group borrowed cryptocurrency assets from a third party on an unsecured basis in connection with acquisition of the entire mining pool business of Blockchain Technologies Holding Company operated under BTC.com. The borrowing is interest-free and due in three months. In July 2021, the Group has repaid the borrowing in cryptocurrencies.

The borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying cryptocurrency asset. The host contract is carried at the fair value of the assets acquired. The embedded derivative is accounted for at fair value, with changes in fair value recognized as changes in fair value of derivative instrument in the consolidated statements of comprehensive loss. During the year ended December 31, 2021, the Company recognized changes in fair value of derivative instrument of $3,696 in the consolidated statements of comprehensive loss. There was no such event during the year ended December 31, 2022.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cryptocurrency asset borrowings (Continued)

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

The Group measures the fair value of the cryptocurrencies by taking the quoted prices from active markets, which the Group considers to be a Level 1 fair value input under ASC 820 “Fair Value Measurements and Disclosures”.

Fair value measurements

Financial instruments primarily include cash and cash equivalents, restricted cash, short-term investment, accounts receivable, prepayments and other receivables, equity security without readily determinable fair values, equity method investments, accounts payable and accrued expenses and other current liabilities. The Group carries the investment under the measurement alternative basis and equity method investment on other-than-temporary basis. Contingent consideration related to the acquisition of Alliance International Technologies is included in accrued expenses and other current liabilities in the consolidated balance sheets, the fair value of which was based on the number of shares of ordinary shares that were expected to be issued and the fair value of the ordinary shares of the Company. The carrying values of other financial instruments, approximate their fair values due to their short-term maturities.

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

Revenue recognition

The Group’s revenues were derived principally from cryptocurrency mining, data center services, mining pool services and online gaming services. The Group also provided sports information service through its former lottery business related VIE subsidiaries and disposed of this business line together with the disposal of VIE structures on July 23, 2021.

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

The primary sources of the Group’s revenues are as follows:

Cryptocurrency mining

The Group has entered into a cryptocurrency mining pool, BTC.com, by executing contracts with the mining pool operator to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. In exchange for providing computing power, the Group is entitled to considerations in the form of cryptocurrencies from the mining pool operator (less pool operator fees to the mining pool operator which are recorded net with revenues), which is calculated based on a predetermined formula agreed by the Group and the mining pool operator as a part of the contracts. Providing computing power is an output of the Group’s ordinary activities and is the only performance obligation in the Group’s contract with the pool operator. The Group is entitled to consideration even if a block is not successfully placed by the mining pool operator. The transaction consideration the Group receives is noncash consideration in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. All considerations are variable and revenue is recognized when the computing power is provided to the mining pool and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.

Cryptocurrency mining revenue generated from providing computing power to the Group’s affiliated consolidated subsidiary, BTC.com, is eliminated in consolidation, along with corresponding intercompany cost of mining pool services.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Data center services

The Group provides data center services such as providing its customers with rack space, utility, and cloud services such as virtual services, virtual storage, and data backup services, generally based on monthly services provided at a defined price included in the contracts. The performance obligations are the services provided to a customer for the month based on the contract. The transaction price is the price agreed with the customer for the monthly services provided and the revenues are recognized monthly based on the services rendered for the month.

Mining pool services

The Group operates its mining pool, BTC.com, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network. It receives all the mining rewards, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. Using computing power provided by the pool participants, the Group provides transaction verification services to the blockchain networks and transaction requesters (the “primary mining pool services" or the Company as the “primary mining pool operator”). During the year ended December 31, 2022, the Company entered into arrangements with certain third-party mining pool operators to contribute a portion of the computing power it obtained from BTC.com pool participants to the third-party mining pool operators. In exchange, the Company is entitled to considerations in the form of cryptocurrencies from the third-party mining pools operators calculated based on a predetermined formula regardless of whether the third-party mining pool operators successfully validate the blocks (the “sub mining pool services" or the Company as the “sub mining pool operator”) (primary mining pool services and sub mining pool services collectively referred as the “mining pool services”).

Primary mining pool services

As the primary mining pool operator, the Group provides transaction verification services. Transaction verification services are an output of the Group’s ordinary activities. The mining rewards the Group receives from the blockchain network include the block rewards and the transaction verification fees related to the transactions included in the block. For block rewards, the customer is the blockchain as the Group attempts to be the first vendor to solve an algorithm that it will then place as a successful block on the blockchain in exchange for cryptocurrency block rewards awarded by the blockchain protocols. For transaction verification fees, the requester for each blockchain transaction request is the customer.

A contract with the blockchain for the block rewards or with the transaction requester for the transaction verification fees exists upon the transfer of a verified block to the blockchain. The performance obligation is to validate each block. Revenue is recognized at the point when the block validation is successfully completed, which is also when the Group receives the rewards. Revenue, which is noncash consideration, is measured at the fair value of block rewards and transaction verification fees earned at contract inception. The Group considers itself the principal in transactions with the blockchain networks as it coordinates all the computing power within the mining pool, utilizes such aggregated computing power to validate blocks, collects centrally all mining rewards and distributes them in accordance with the predetermined sharing mechanisms. The Group has control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, the Group dictates the tasks and the participants’ mining machines merely follow the allocation prescribed by the Group. As a result, the Group is primarily responsible for fulfilling the promise to provide the specified service, which is to transfer a verified block to the blockchain. Further, under existing sharing mechanisms, the Group is exposed to the risk that actual block rewards may differ from expected rewards, therefore, bears the inventory risk before the specified service has been transferred to the blockchain network. Therefore, the Group recognizes the mining pool revenue on a gross basis by recording all of the transaction fees and block rewards earned under the primary mining pool services as revenue, and the portion of the transaction fees and block rewards remitted to pool participants as cost of revenue.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Sub mining pool services

As the sub mining pool operator, using computing power obtained from pool participants, the Group provides computing power to certain third-party mining pool operators in exchange for considerations in the form of cryptocurrencies from the third-party mining pool operators. As the Group is entitled to consideration, which is calculated based on a predetermined formula agreed by the Group and the mining pool operators as a part of the contracts, even if a block is not successfully placed by the third-party mining pool operators, the Group entered into such arrangements to stabilize the mining rewards it is entitled to. Same to cryptocurrency mining arrangements, the contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the third-party mining pool operators. Providing computing power is an output of the Group’s ordinary activities and is the only performance obligation in the Group’s contract with the third-party pool operators. The transaction consideration the Group receives is noncash variable consideration in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. The revenue is recognized when the computing power is provided to the third-party mining pool operators and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.

The Group considers itself the principal in sub mining pool service transactions as the pool participants of BTC.com do not directly enter into contracts with the third-party mining pool operators and the Group is primarily responsible for fulfilling the promise to provide the computing power and to remit a portion of the mining rewards to the pool participants. In case of the non-performance of the third-party mining pool operators, the Group is obligated to compensate the pool participants for considerations they are entitled to. As a result, the Group determined that it controls the computing power before it is provided to the third-party mining pool operators. The Group recognizes the mining pool revenue on a gross basis by recording all of the mining rewards earned under the sub mining pool services as revenue, and the portion of mining rewards remitted to pool participants as cost of revenue.

Online gaming services

The Group also provided online lottery betting and online casino platforms through the Group’s designated website after the acquisition of TMG in July 2017. The Group earned difference between betting and winning for online lottery betting services and online casino platforms as revenues that were generated from the registered users. The registered users entered into certain terms and conditions when they first opened their accounts with the Group. Lottery and Casino purchase orders were placed by users through the Group’s online platforms view website. Then the Group processed these orders. Prior to processing orders, users prepaid all purchase amounts. The Group paid users prizes when there were any winnings attributable to users. The Group recorded revenues on a net basis by deducting the winning amounts from betting amounts. Revenue comprised the fair value of the consideration received for the provision of internet gaming in the ordinary course of the Group’s activities, which was recognized when the outcome of an event is known.

The Company had fully terminated its online lottery business in Europe which was operated under TMG in January 2022.

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2021 and 2022, the Group recorded advance from customers balance of US$744 and US$384 respectively, which was included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets. US$753, US$640 and US$361 of deferred revenue included in the opening balances of advance from customers was recognized during the years ended December 31, 2020, 2021 and 2022, respectively. The amounts were included in revenues on the accompanying statements of comprehensive loss.

Refer to Note 24 regarding the discussion of the Group’s disaggregate revenue data.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of services

Cost of mining pool services

Cost of mining pool services which was offered under BTC.com consists primarily of the mining rewards allocated to each pool participant in exchange for their computing power contributed to the mining pool. The mining rewards allocated to the pool participants include both the block rewards as well as the transaction verification fees related to the transactions included in the block, depending on the sharing mechanism chosen by individual pool participants. Cost of mining pool services also consists of other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service. Cost of mining pool services before inter-segment elimination were US$1,315,621 from April 15, 2021 to December 31, 2021 and US$635,300 for the year ended December 31, 2022. Cost of mining pool services after inter-segment elimination were US$1,279,757 from April 15, 2021 to December 31, 2021 and US$591,565 for the year ended December 31, 2022. These costs are expensed as incurred.

Cost of data center services

The cost of data center services, which consist primarily of direct production costs related to data center service, including the direct service charges for operations. The amounts were US$10,982 and US$12,673 for the years ended December 31, 2021 and 2022, respectively. These costs are expensed as incurred.

Cost of cryptocurrency mining

The cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges. The amounts before inter-segment elimination were US$14,900 and US$28,119 for the years ended December 31, 2021 and 2022, respectively. The amounts after inter-segment elimination were US$12,132 and US$20,526 for the years ended December 31, 2021 and 2022, respectively. These costs are expensed as incurred.

Depreciation fees

Depreciation fees, which consist primarily of depreciation of machinery and equipment related to cryptocurrency mining and data center services, were nil, US$13,819 and US$22,935 for the years ended December 31, 2020, 2021 and 2022, respectively. These costs are recorded in consolidated statements of comprehensive loss on a straight-line basis over the useful life of the machinery and equipment.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of services (continued)

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combinations, were US$229, US$5,058 and US$9,090 for the years ended December 31, 2020, 2021 and 2022, respectively. These costs are recorded in consolidated statements of comprehensive loss on a straight-line basis over the useful life of the intangible assets.

Cost of services also comprise lottery insurance expenses, regulatory and compliance fees, platform fees, account handling expense and other direct costs incurred in providing services. These costs are expensed as incurred.

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

The Group does not have finance lease arrangements as of December 31, 2022. All right-of-use assets are reviewed for impairment. The Group recorded impairment of nil, US387 and nil on the right-of-use lease assets during the years ended December 31, 2020, 2021 and 2022, respectively. These costs are expensed as incurred.

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

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Group adopted the ASU on January 1, 2021. The adoption did not have a material impact on the Group’s consolidated financial statements.

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

3.    CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and restricted cash. As of December 31, 2022, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the mainland China, Hong Kong, United States and Malta, which management believes are of high credit quality.

Concentration of customers

For the year ended December 31, 2021, no customer accounted for 10% or more of the Group’s revenues. For the year ended December 31, 2022, the customer accounted for 10% or more of the Group’s revenues was as follows:

	For the year ended December 31,
	2021	2022
A	—%	11.0%

Concentration of suppliers

For the years ended December 31, 2021 and 2022, the supplier accounted for 10% or more of the Group’s costs was as follows:

	For the year ended December 31,
	2021	2022
A	17.5%	17.6%

Vulnerability due to change of regulations or policies

The blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where the Company operates, such as the United States and Kazakhstan. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry in and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China (the “PBOC”), Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued “Announcement on Preventing Token Fundraising Risks” on September 4, 2017, prohibiting all organizations and individual from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the State Council in mainland China called for the need to resolutely control financial risks and crack down on cryptocurrency mining and trading activities. On June 18, 2021, the “Notice of the Sichuan Provincial Development and Reform Commission and the Sichuan Provincial Energy Administration on the Cleanup and Shutdown of Virtual Currency Mining Projects” required electricity companies within Sichuan Province to close down power supply to businesses involved in cryptocurrency mining. On June 21, 2021, the Company terminated the operations of the two data centers in Sichuan according to the written notice from the Local Power Supplier.

As of December 31, 2022, the mining pool subsidiary of the Company has completely exited the mainland China market, ceased registering new users from mainland China and retired accounts of existing users from mainland China.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

3.    CONCENTRATION OF RISKS (continued)

The Group had begun the development of the international operations before these regulatory and policy developments in mainland China. In the second half of 2021, the Group has finished the migration of the cryptocurrency operations to international markets.

4.    DISCONTINUED OPERATIONS

Disposition of VIEs and VIE subsidiaries

On July 23, 2021, the Group terminated all of its lottery business-related VIE contracts for nil consideration and disposed of its Chinese lottery-related business.

From July 23, 2021, the Group no longer retained any financial interest over lottery business related VIEs and accordingly deconsolidated lottery business related VIEs’ financial statements from the Group’s consolidated financial statements. The disposal of lottery business related VIEs represented a strategic shift and has a major effect on the Group’s result of operations. Accordingly, revenues, expenses and cash flows related to lottery business related VIEs have been reclassified in the consolidated financial statements as discontinued operations for the years ended December 31, 2020 and 2021.

On July 23, 2021, the Group calculated a loss resulting from such disposition as follows:

As of July 23, 2021
US$
Consideration	—

Cash and cash equivalents	1,200
Restricted Cash	194
Prepayments and other receivables	2,032
Property and equipment, net	1,346
Intangible assets, net	102
Long-term investments	492
Other non-current assets	236
Accrued payroll and welfare payable	(173)
Accrued expenses and other current liabilities	(833)
Long-term payables	(61)

Net assets of lottery business related VIEs*	4,535
Noncontrolling interest of lottery business related VIEs	2,162

Less: Net assets of lottery business related VIEs contributable to the Company	6,697

Loss on disposal of lottery business related VIEs	(6,697)
*	Net assets of lottery business related VIEs excluded payables of US$31,195 to the Company, which mainly consisted a loan of US$27,987 provided by the Company to the former VIE subsidiary, Shenzhen E-Sun Sky Network Technology Co.,Ltd. (“E-Sun Sky Network”) and the Company does not have an intention to collect. The exemption of debt filed by the Company and E-Sun Sky Network was approved by the PRC State Administration of Foreign Exchange and the State Taxation Administration in May 2022.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of VIEs and VIE subsidiaries (continued)

The condensed cash flows of lottery business related VIEs were as follows for the years ended December 31, 2020, and 2021:

	For the years ended December 31,
	2020	2021*
	US$	US$
Net cash used in operating activities	(5,960)	(2,985)
Net cash provided by investing activities	2,826	953
Net cash provided by (used in) financing activities	3,026	(26,955)

Effect of foreign exchange on cash	1,889	381

The operating results from discontinued operations included in the Group’s consolidated statements of comprehensive loss were as follows for the years ended December 31, 2020 and 2021:

	For the years ended December 31,
	2020	2021*
	US$	US$
Major classes of line items constituting pre-tax profit of discontinued operations

Revenues	1,000	1,269
Cost of revenue	(419)	(192)
Sales and marketing	(1,284)	(556)
General and administrative	(7,822)	(2,322)
Service development expenses	(2,444)	(496)
Other income that are not major	1,690	73
Loss from discontinued operations, before income tax	(9,279)	(2,224)
Income tax expense	500	—
Loss from discontinued operations, net of income tax	(8,779)	(2,224)
Loss on disposal of the subsidiary, net of income tax	—	(6,697)
Net loss from discontinued operations, net of income tax	(8,779)	(8,921)
*	Included financial results of discontinued operations from January 1, 2021 to July 23, 2021.

5.    BUSINESS COMBINATION, ASSET ACQUISITION AND DISPOSAL OF SUBSIDIARY

Acquisition and Disposal of Loto Interactive

Loto Interactive (formerly known as MelcoLot Limited) is a company listed on the Hong Kong Stock Exchange (Stock Code: 8198). The Company’s investment in equity shares of Loto Interactive was 33.74% before the acquisition of Loto Interactive in 2021.

On March 31, 2021, the Company completed the subscription for 169,354,839 shares of Loto Interactive, at a price of HK$0.62 per share for a total consideration of HK$105,000 (US$13,503) in cash (the “Share Subscription”). The Company’s ownership of Loto Interactive thereby increased to 54.2%, and Loto Interactive  and its subsidiaries became subsidiaries of the Company. The Company recorded a gain on the previously-held equity interest of US$5,500 for the re-measurement of the previously-held equity interest in Loto Interactive at the acquisition date fair value.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION, ASSET ACQUISITION AND DISPOSAL OF SUBSIDIARY (continued)

Acquisition and Disposal of Loto Interactive (Continued)

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

	Amount	Amount
	HKD	US$
Re-measurement of the fair value of previously-held equity interest	79,280	10,200
Purchase price at acquisition close on March 31, 2021	105,000	13,503
Fair value of noncontrolling shareholders	155,715	20,029
Total allocated purchase price	339,995	43,732

The following table presents the purchase price allocation of the assets acquired and the liabilities assumed at the acquisition date.

	Amount	Amount
	HKD	US$
Current assets	232,103	29,854
Property and equipment, net	201,713	25,946
Other non-current assets	71,728	9,226
Total identifiable assets acquired	505,544	65,026

Current liabilities	163,161	20,987
Non-current liabilities	2,388	307
Total liabilities assumed	165,549	21,294

Net identifiable assets acquired	339,995	43,732

Total acquisition costs of US$796 were incurred related to the acquisition, which were recognized as an expense and included in general and administrative expenses in the consolidated statements of comprehensive loss.

On June 18, 2021, the Company completed its unconditional mandatory cash offer, all the shares in issue of Loto Interactive other than those already owned or agreed to be acquired by the Company and its parties acting in concert, pursuant to Rule 26.1 of the Hong Kong Code on Takeovers and Mergers (the “Share Offer”) and its cash offer for the cancellation of all options of Loto Interactive in accordance with Rule 13.5 of the Hong Kong Code on Takeovers and Mergers (the “Option Offer”). Upon closing of such cash offer, the Company acquired a total of 30,642,534 shares with a total consideration of approximately HKD26,224 (US$3,378) under the Share Offer. The Company’s ownership in Loto Interactive increased to 59.8% accordingly and the transaction was recorded as an equity transaction.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION, ASSET ACQUISITION AND DISPOSAL OF SUBSIDIARY (continued)

Acquisition and Disposal of Loto Interactive (continued)

On July 12, 2022, the Company entered into a share sale and purchase agreement with Manful Kingdom Limited to sell 51% of total issued share capital of Loto Interactive, representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308 (the “Transaction”). The Transaction was completed on July 26, 2022. After the Transaction, the Company’s share ownership in Loto Interactive decreased to 8.79%. The sale of Loto Interactive did not constitute a strategic shift that would have a major effect on the Company’s operations or financial results and as such, Loto Interactive has not been reclassified as discontinued operations in the Group’s financial statements for the year ended December 31, 2021.

The following table represents a summary of the assets and liabilities disposed of at the disposal date. The calculation of US$ amount was based on the exchange rate of 1.00 HKD to 0.1274 US$ of the disposal completion date on July 26, 2022.

	Amount	Amount
	HKD	US$
Net assets disposed of:
Cash and cash equivalents	39,174	4,990
Amounts due from related parties	422	54
Prepayments and other receivables	37,534	4,781
Property and equipment, net	24,443	3,114
Long-term investments	3,514	448
Other non-current assets	33,488	4,266
Accounts payable	(3,206)	(408)
Amounts due to related parties	(6,099)	(777)
Accrued payroll and welfare payable	(12,623)	(1,608)
Other current liabilities	(4,756)	(606)
Income tax payable	(3,278)	(418)
Other non-current liabilities	(800)	(102)
Net assets of the subsidiaries	107,813	13,734
Noncontrolling interest of the subsidiaries	(43,412)	(5,542)
Fair value of retained non-controlling interest in the subsidiaries	(13,497)	(1,719)
Net assets of the subsidiaries attributable to the Company	50,904	6,473
Reclassification of accumulated translation adjustment into gain on disposal	1,241	184
Consideration	78,308	9,997
Gain from disposal of subsidiaries	26,163	3,340

Cash flows in respect of the disposal is as below:

	Amount	Amount
	HKD	US$
Cash flows of the disposal:
Cash and cash equivalents deconsolidated	(39,174)	(4,990)
Proceeds from the disposal of subsidiaries	78,308	9,997
Proceeds from disposal of subsidiaries, net of cash disposed	39,134	5,007

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION, ASSET ACQUISITION AND DISPOSAL OF SUBSIDIARY (continued)

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

5.    BUSINESS COMBINATION, ASSET ACQUISITION AND DISPOSAL OF SUBSIDIARY (continued)

Acquisition of Alliance International Technologies Limited (formerly known as “Blockchain Alliance Technologies Limited”) (continued)

As of the acquisition date, the Group recognized US$15,183 as contingent consideration in accrued expenses and other current liabilities. As of December 31, 2021, the fair value of the contingent consideration, assessed by a third-party appraiser, was estimated to be US$1,247. The contingent consideration was settled as of December 31, 2022. The Group recognized changes in fair value of contingent consideration of US$13,936 and US$1,247, respectively, in the statement of comprehensive loss during the years ended December 31, 2021 and 2022.

The following table presents the purchase price allocation of the assets acquired and the liabilities assumed at the acquisition date.

	Amount	Amortization Years
	USD
Current assets	73,389	—
Acquired intangible assets	58,559	10.0
Other non-current assets	31	—
Total identifiable assets acquired	131,979	—

Other current liabilities	73,420	—
Total liabilities	73,420	—

Net identifiable assets acquired	58,559	—
Total Consideration	85,128	—
Goodwill	26,569	—

Total acquisition costs of US$766 were incurred related to the acquisition, which were recognized as an expense and included in general and administrative expenses in the consolidated statements of comprehensive loss.

Goodwill, which is not tax deductible, is primarily attributable to the excess of the consideration over the fair value of the net identifiable assets of the acquiree and is related to synergies expected to be achieved from the acquisition. The Group identified BTC.com Pool Businesses to be the reporting unit for goodwill impairment testing and recognized impairment loss on goodwill of US$26,569 during the year ended December 31, 2022. The Group used the income approach with the discounted cash flow valuation method with the assistance of a third-party valuation specialist to estimate the fair value of BTC.com Pool Businesses and recognized the impairment loss for the amount by which the carrying amount of BTC.com Pool Businesses exceeds its fair value.

Acquired intangible assets consist primarily of brand name and internet domain, which have estimated useful lives of 10 years from the date of acquisition. The Group recognized impairment loss on the acquired intangible asset of US$48,555 during the year ended December 31, 2022 in view of its inability to generate sufficient operating cash flows as expected. The Group used the income approach with the multi-period excess-earnings valuation method with the assistance of a third-party valuation specialist to estimate the fair value, and recognized the impairment loss for the amount by which the carrying value of the intangible asset exceeds its fair value.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION, ASSET ACQUISITION AND DISPOSAL OF SUBSIDIARY (continued)

Acquisition of Bee Computing (HK) Limited

On May 31, 2022, the Company completed the first closing of its previously announced share exchange agreement dated April 5, 2021 (as amended and restated in April 2022, the “Amended and Restated Share Exchange Agreement”) entered into by the Company and the shareholders (the “Selling Shareholders”) of the acquisition of Bee Computing (HK) Limited (“Bee Computing”). At the first closing of the Amended and Restated Share Exchange Agreement, the Company issued 16,038,930 of its Class A ordinary shares to the Selling Shareholders. Meanwhile, the Company’s preexisting loans to Bee Computing was considered effectively settled upon the acquisition. The settlement amount was included in the total purchase consideration. The transaction was accounted for as an asset acquisition as Bee Computing did not meet the definition of a business upon acquisition.

The following table presents the calculation of the purchase consideration of the acquisition date.

Amount
US$
Fair value of 16,038,930 Class A ordinary shares at acquisition close on May 31, 2022	3,416
Effective settlement of preexisting loans	18,397
Total purchase consideration	21,813

The following is a summary of the estimated fair value of the assets acquired as of the acquisition date.

	Amount	Amortization Years
	US$
Cash	25
Prepayments and other receivables	18,155
Acquired intangible asset	3,633	3.0
Total identifiable assets acquired	21,813
Total purchase consideration	21,813

The acquired intangible asset was the unpatented technology for the Litecoin ASIC mining machines, which has an estimated useful life of 3 years from the date of acquisition.

6.    INVESTMENTS

Long-term Investments

	As of	As of
	December 31,	December 31,
	2021	2022
	US$	US$
Carrying amount of equity investments without readily determinable fair value	7,670	5,058
Carrying amount of equity method investments	2,380	2,991
Carrying amount of long-term investments	10,050	8,049

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    INVESTMENTS (continued)

Long-term Investments (Continued)

Equity investments without readily determinable fair value

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured using the measurement alternative was US$9,543, net of US$1,873 in accumulated impairment and US$9,181, net of US$4,123 in accumulated impairment as of December 31, 2021 and 2022, respectively. The Group recognized an impairment of nil, nil and US$2,250 for the years ended December 31, 2020, 2021 and 2022, respectively. Impairment charges for the year ended December 31, 2022 included in the net loss consisted of impairment on equity investment in PTE (Hong Kong) LTD of US$1,000 and impairment on equity investment in Cheerful Interactive Limited of US$1,250.

Equity method investments

Investments were classified as equity method investments as the Group has significant influence over the entities. The net operating income (loss) from equity method investments from continuing operations recognized for the years ended December 31, 2020, 2021 and 2022 were US$(1,865), US$(1,184) and US$164, respectively. The net operating income (loss) from equity method investments included in net loss from discontinued operations recognized for the years ended December 31, 2020, 2021 and 2022 were US$299, US$(399) and nil, respectively. The Group recognized an impairment of US$4,787, nil and nil in Loto Interactive for the years ended December 31, 2020, 2021 and 2022, respectively.

7.    CRYPTOCURRENCY ASSETS

The amounts represented the cryptocurrencies held by the Group as of December 31, 2021 and 2022. For the year ended December 31, 2021 and 2022, the Group generated cryptocurrencies through cryptocurrency mining business and the mining pool business. The movement of cryptocurrencies was as follows:

	For the year	For the year
	ended December	ended December
	31, 2021	31, 2022
	US$	US$
Beginning balance	—	53,190
Receipts from issuance of ordinary shares for private placement	19,289	—
Cryptocurrencies acquired in connection with business combination	73,184	—
Cryptocurrencies borrowing	10,222	—
Cryptocurrencies mined from mining pool business	1,275,238	592,583
Cryptocurrencies mined from mining business	39,013	47,126
Cryptocurrency to be distributed for promotion activities on behalf of a third party	3,179	—
Deposits received from customers of mining data center	3,965	2,192
Distribution to pool participants	(1,282,143)	(611,747)
Repayment of deposit in the form of cryptocurrencies	(6,586)	—
Repayment of cryptocurrencies borrowings	(6,523)	—
Payment of service expense and long-lived assets	(2,295)	(6,939)
Cryptocurrencies paid in connection with asset acquisition	(1,731)	—
Disposal of cryptocurrency assets*	(32,924)	(43,787)
Utility fee received from customers of mining data center	—	3,658
Cyberattack loss	—	(3,100)
Others	(379)	231
Impairment of cryptocurrency assets	(38,319)	(18,435)
Ending balance of cryptocurrency assets, net	53,190	14,972

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

*     In January 2022, the Company entered into a loan agreement and a pledge agreement for one year, pursuant to which the lender agreed to lend to the Company funds equal to approximately US$6,306,which was 65% of the current fair market value of 4,000 Ethereum, with a fixed interest rate of 3.25% per annum. In June 2022, the loan has been fully settled by rendering the pledged Ethereum to the lender. Disposal of cryptocurrencies for the year ended December 31, 2022 included the carrying amount of the pledged Ethereum of US$9,628 rendered to the lender and the Group recorded a loss on disposal of cryptocurrencies in the amount of approximately US$3,322.

8.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of	As of
	December 31,	December 31,
	2021	2022
	US$	US$

Receivables from third-party payment service providers	574	504
Utility deposits	2,820	630
Deferred expense*	401	1,640
Loans to the third parties**	9,328	1,259
Deductible value-added input tax	7,458	3,535
Others	944	742
Prepayments and other receivables	21,525	8,310

*     Deferred expense represents cash paid in advance to vendors, such as consultant expense and compliance expense, which would be amortized according to their respective service periods.

**   Loans to the third parties as of December 31, 2021 mainly consist of the free interest and due on demand loans of US$7,965 to Bee Computing which engages in the research and development of cryptocurrency mining chips and mining machines. The preexisting loans were effectively settled on the acquisition date. See Note 5 for detailed discussion.

9.    PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	As of	As of
	December 31,	December 31,
	2021	2022
	US$	US$

Machinery and equipment	95,979	79,941
Electronics and office equipment	1,280	512
Motor vehicles	966	901
Leasehold improvements	9,082	5,704
Construction in progress	7,662	8,703

Property and equipment, cost	114,969	95,761
Less: Accumulated depreciation	(22,284)	(34,151)
Less: Provision for impairment	(22,486)	(34,390)

Property and equipment, net	70,199	27,220

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

9.    PROPERTY AND EQUIPMENT, NET (continued)

Depreciation expenses from continuing operations for the years ended December 31, 2020, 2021 and 2022 were approximately US$2,253, US$14,328 and US$24,050, respectively. Depreciation expenses from discontinued operations were approximately US$4,075, US$734 and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

Impairment of property and equipment for the year ended December 31, 2021 was approximately US$22,392, mainly due to the closure and demolition of data centers in Sichuan, China. Impairment for the year ended December 31, 2022 was approximately US$35,224, which was mainly due to the impairment of mining machines in Kazakhstan and the USA and impairment of mining machines of Loto Interactive in Kazakhstan prior to the disposal of Loto Interactive. See Note 5 for detailed discussion of the disposal of  Loto Interactive. There was no such impairment for the years ended December 31, 2020.

10.   INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of	As of
	December 31,	December 31,
	2021	2022
	US$	US$
Cost:
Computer software	3,988	3,538
License agreement	22,252	22,252
Internet domain name	150	150
Brand name	71,292	71,292
Strategic contract	18,199	10,010
Unpatented technology	—	3,633
	115,881	110,875
Accumulated amortization:
Computer software	(3,317)	(2,953)
License agreement	(5,470)	(5,470)
Internet domain name	(10)	(25)
Brand name	(7,279)	(13,135)
Strategic contract	(909)	(2,471)
Unpatented technology	—	(505)
	(16,985)	(24,559)
Impairment* :
Computer software	(581)	(524)
License agreement	(16,782)	(16,782)
Brand name	(9,602)	(58,157)
Strategic Contract	—	(7,539)
	(26,965)	(83,002)
Intangible assets, net	71,931	3,314

*     The impairment as of December 31, 2021 include impairment of US$26,909 related to the acquired intangible assets of the Multi Group that were recognized during the year ended December 31, 2019, and impairment of US$56 related to the intangible assets of computer software of Loto Interactive during the year ended December 31, 2021. During the year ended December 31, 2022, the Group recorded additional impairment of US$48,555 related to the brand name and domain name of Alliance International Technologies and impairment of US$7,539 for the strategy contract of Asgard. The Group derecognized accumulated impairment of US$56 as a result of the disposal of Loto Interactive during the year ended December 31, 2022.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

10.   INTANGIBLE ASSETS, NET (continued)

Amortization expenses from continuing operations for the years ended December 31, 2020, 2021 and 2022 were approximately US$252, US$5,261 and US$9,132, respectively. Amortization expenses from discontinued operations were approximately US$66, US$32 and nil for the years ended December 31, 2020, 2021 and 2022, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

US$

2023	1,273
2024	1,238
2025	723
2026	15
2027	15
2028 and thereafter	50

Total	3,314

11.   OPERATING LEASES

The Group entered into various operating lease agreements for offices space. The remaining lease terms range from 0.67 to 3.75 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group’s consolidated balance sheet.

	As of	As of
	December 31,	December 31,
	2021	2022
	US$	US$

Right-of-use assets	6,553	4,135
Impairment of right-of-use assets	(387)	—
Right-of-use assets, net	6,166	4,135

Operating lease liabilities - current	2,213	1,367
Operating lease liabilities - non-current	4,569	2,837
Total operating lease liabilities	6,782	4,204

For the year ended December 31, 2020, the Group had operating lease costs from continuing operations of US$121 and recorded short-term lease costs of US$405. For the year ended December 31, 2021, the Group had operating lease costs from continuing operations of US$1,223 and recorded short-term lease costs of US$270. For the year ended December 31, 2022, the Group had operating lease costs from continuing operations of US$1,611 and recorded short-term lease costs of US$976. Cash paid for amounts included in the measurement of operating lease liabilities were US$52, US$735 and US$1,725 for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, the weighted average remaining lease term was 3.65 years and the weighted average discount rate was 3.35%.

The impairment of right-of-use assets of US$387 for the year ended December 31, 2021, was related to the impairment of Loto Interactive due to the closure of data centers business in Sichuan, China and was recorded in the other operating expenses in the statement of comprehensive loss.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

11.   OPERATING LEASES (continued)

The following table summarizes the maturity of operating lease liabilities as of December 31, 2022:

US$

2023	1,345
2024	1,134
2025	1,134
2026	850
Total	4,463
Less: imputed interest	(259)
Present value of lease liabilities	4,204

12.   ACCOUNTS PAYABLES

Accounts payables consist of the following:

	As of	As of
	December 31,	December 31,
	2021	2022
	US$	US$
Pool participants payable*	53,400	19,761
Utility and service cost payable	983	3,636
Others	55	28

	54,438	23,425

*     Pool participants payable represents payments to pool participants in the mining pool business which are settled in cryptocurrencies.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

13.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	December 31,
	2021	2022
	US$	US$

Advance from end users*	5,237	384
Deposit from customers**	3,965	1,302
Business tax and other taxes payable	255	228
Professional fees and services payable	4,033	1,762
Promotional events payables	394	370
Decoration payables	—	670
Contingent consideration	1,247	—
Others	3,607	439

	18,738	5,155

*     Advance from end users represents payments received by the Group in advance from the end users prior to the services to be provided.

**   Deposit from customers represents payments received by the Group in advance from customers in the data center business.

14.   STATUTORY RESERVE AND RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant mainland China statutory laws and regulations permit payments of dividends by the Company’s mainland China subsidiaries only out of its retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s mainland China subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s mainland China subsidiaries, E-Sun Sky Computer and Guixinyanghang being foreign-invested enterprises established in the mainland China, are required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its mainland China statutory accounts. E-Sun Sky Computer and Guixinyanghang are required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the E-Sun Sky Computer and Guixinyanghang.

In accordance with the China Company Laws, the Company’s mainland China domestic companies must make appropriations from their after-tax profits as reported in their mainland China statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The mainland China domestic companies are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of each individual company.

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

14.   STATUTORY RESERVE AND RESTRICTED NET ASSETS (continued)

Under mainland China laws and regulations, there are restrictions on the Company’s mainland China subsidiaries with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s mainland China subsidiaries, as determined pursuant to mainland China generally accepted accounting principles, totaling approximately US$44,215 as of December 31, 2022. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2021 and 2022 and for each of the three years in the period ended December 31, 2022 are disclosed in Note 26.

Furthermore, cash transfers from the Company’s mainland China subsidiaries to its subsidiaries outside of China are subject to mainland China government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the mainland China subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

15.   INCOME TAXES

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

British Virgin Islands

Under the current laws of the British Virgin Islands, subsidiaries incorporated in British Virgin Islands are not subject to tax on income or capital gains.

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

Cyprus

Round Spot Services Ltd is incorporated in Cyprus and does not conduct any substantive operations of its own. No provision for Cyprus income tax has been made in the financial statements as Round Spot Services Ltd had no assessable income for the years ended December 31, 2020, 2021 and 2022.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.   INCOME TAXES (continued)

Hong Kong

500wan HK, Sunstar Technology and Skill Esport are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income up to HKD2,000 and assessed at the rate of 16.5% of taxable income over HKD2,000.

Mainland China

A new enterprise income tax law (the “EIT Law”) in mainland China was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. The subsidiaries incorporated in mainland China are subject to the EIT rate of 25% in 2020, 2021 and 2022.

Loss before income taxes from continuing operations consists of:

	2020	2021	2022
	US$	US$	US$

Cayman Islands	(17,673)	(7,732)	(60,061)
USA	(80)	(1,292)	(31,506)
Hong Kong	(710)	(26,926)	(62,300)
Japan	(79)	—	—
Malta	(1,410)	(1,152)	(421)
Curacao	160	114	(30)
Cyprus	(6)	—	—
Mainland China	(3,556)	(28,824)	(2,355)
British Virgin Islands	—	—	(1,754)

	(23,354)	(65,812)	(158,427)

The current and deferred components of the income tax expense from continuing operations in the consolidated statements of comprehensive loss are as follows:

	2020	2021	2022
	US$	US$	US$

Current tax benefit (expense)	(1)	—	—
Deferred tax benefit	31	359	—

Income tax benefit	30	359	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.   INCOME TAXES (continued)

The reconciliation of tax computed by applying the statutory income tax rate of 16.5% applicable to Hong Kong operations for 2022 and 2021, and 25% applicable to mainland China operations for 2020 to income tax benefit from continuing operations is as follows:

	2020	2021	2022
	US$	US$	US$

Loss before income taxes	(23,354)	(65,812)	(158,427)
Income tax computed at applicable tax rates	(5,839)	(10,859)	(26,140)
Effect of different tax rates in different jurisdictions	323	(858)	(144)
Non-deductible expenses	3,940	5,792	12,320
Change in valuation allowance	1,812	6,188	14,358
Effect of EIT reversal for previous years	(22)	(359)	—
Research and development super-deduction	(235)	(263)	(394)
Others	(9)	—	—
	(30)	(359)	—

The components of deferred taxes are as follows:

	2021	2022
	US$	US$

Deferred tax assets
Loss from equity method investment	53	50
Bad debt provision	887	887
Impairment of long-lived asset	7,526	30,019
Net operating losses (“NOLs”)	16,286	26,477
Less: valuation allowance	(24,752)	(57,433)

Total deferred tax assets, net	—	—

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2022, the Group had NOLs of approximately US$61,513 from mainland China subsidiaries, and US$43,342 from Hong Kong subsidiaries, which can be carried forward to offset future net profit for income tax purposes. The NOLs from mainland China subsidiaries as of December 31, 2022 will expire in years 2023 to 2027 if not utilized. The Group recorded a full valuation allowance against the deferred tax assets as we have determined that it was more likely than not that all of our deferred tax assets will not be realized in the future due to our continuing pre-tax and taxable losses.

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries were nil as of December 31, 2021 and 2022. Upon repatriation of the foreign subsidiaries, in the form of dividends or otherwise, the Company would be subject to various mainland China income taxes including withholding income tax. The related unrecognized deferred tax liabilities were nil as of December 31, 2021 and 2022.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. The management evaluated the Group’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2021 and 2022.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

16.   EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in mainland China participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the mainland China subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately US$126, US$828 and US$1,020 for the years ended December 31, 2020, 2021 and 2022, respectively.

17.   SHARE-BASED PAYMENT

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

A summary of share option and restricted shares activity and related information for the years ended December 31, 2020, 2021 and 2022 are as follows:

Share options granted to employees and directors

			Weighted	Weighted
		Weighted	average	average
		average	grant date	remaining	Aggregated
	Number of	exercise	fair value per	contractual	intrinsic
	options	price	share	year	value
		US$	US$	(Years)	US$

Outstanding, January 1, 2020	26,001,220	0.96	1.25	0.71	1,590
Granted	—	—	—	—	—
Forfeited	(18,616,300)	3.01	1.32	—	—
Exercised	(125,900)	0.20	0.38	—	88
Outstanding, December 31, 2020	7,259,020	0.99	1.09	0.51	907
Granted	—	—	—	—	—
Expired	(3,708,680)	2.70	1.15	—	—
Exercised	(3,508,990)	0.71	1.00	—	524
Outstanding, December 31, 2021	41,350	0.40	0.97	1.81	9
Granted	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—
Outstanding, December 31, 2022	41,350	0.40	0.97	0.81	—
Vested and expected to vest at December 31, 2022	41,350	0.40	0.97	0.81	—
Exercisable at December 31, 2022	41,350	0.40	0.97	0.81	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.   SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors

		Weighted	Weighted
		average	average
		grant date	remaining	Aggregated
	Number of	fair value	contractual	intrinsic
	options	per share	year	value
		US$	(Years)	US$

Outstanding, January 1, 2020	13,406,560	0.93	8.52	11,530
Granted	17,477,740	0.36	9.61	15,730
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2020	30,884,300	0.62	8.98	27,796
Granted	25,777,390	0.42	9.55	15,827
Forfeited	—	—	—	—
Exercised	(34,632,130)	0.60	—	21,264
Outstanding, December 31, 2021	22,029,560	0.42	9.55	13,526
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	(22,029,560)	(0.42)	—	348
Outstanding, December 31, 2022	—	—	—	—
Vested and expected to vest at December 31, 2022	—	—	—	—
Exercisable at December 31, 2022	—	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as of December 31, 2021 and 2022 and the exercise price.

As of December 31, 2022, there was no unrecognized share-based compensation costs related to equity awards granted to employees and directors that is expected to be recognized.

As of December 31, 2022, there was no unrecognized restricted share compensation costs related to equity awards granted to employees that is expected to be recognized.

Total share-based compensation expenses relating to options and restricted shares granted to employees and directors for the years ended December 31, 2020, 2021 and 2022 are included in:

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

17.   SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors (Continued)

	For the year ended December 31, 2021
	Employees	Directors	Total
	US$	US$	US$

Cost of services	1,665	—	1,665
Sales and marketing	16	—	16
General and administrative	2,843	1,613	4,456
Service development expenses	309	—	309

	4,833	1,613	6,446

	For the year ended December 31, 2022
	Employees	Directors	Total
	US$	US$	US$

Cost of services	1,372	—	1,372
General and administrative	919	2,046	2,965
Service development expenses	137	—	137

	2,428	2,046	4,474

Warrant issued for private placement

On July 12, 2021, the Company completed a private placement, in which it issued warrants to purchase up to 1,000,000 ADSs (given the effect of the ADS Ratio Change). Each warrant is exercisable for one ADS at an exercise price of US$68.10 per ADS (given the effect of the ADS Ratio Change). The warrants are exercisable six months following their issuance date and will expire on the 3rd anniversary of the issuance date. Also see Note 21.

On June 27, 2022, the Company completed a private placement, in which it issued certain pre-funded warrants to purchase 480,000 ADSs (given the effect of the ADS Ratio Change), Series A warrants to purchase 1,600,000 ADSs (given the effect of the ADS Ratio Change) and Series B warrants to purchase 1,600,000 ADSs (given the effect of the ADS Ratio Change). The pre-funded warrants are exercisable immediately at an exercise price of US$0.10 per ADS (given the effect of the ADS Ratio Change) and were exercised in full in August 2022. Each Series A warrant is exercisable for one ADS at an exercise price of US$11.00 per ADS (given the effect of the ADS Ratio Change). The Series A warrants are immediately exercisable and will expire on the fifth anniversary of the issuance date. Each Series B warrant is exercisable for one ADS at an exercise price of US$10.00 per ADS (given the effect of the ADS Ratio Change). The Series B warrants are immediately exercisable and will expire on the 2½th anniversary of the issuance date. Also see Note 21.

On August 16, 2022, the Company completed a private placement, in which it issued Series A warrants to purchase 1,556,667 ADSs (given the effect of the ADS Ratio Change) and Series B warrants to purchase 1,556,667 ADS (given the effect of the ADS Ratio Change). The Series A Warrants have an exercise price of US$6.60 per ADS (given the effect of the ADS Ratio Change), are immediately exercisable and will expire on the fifth anniversary of the issuance date. The Series B Warrants have an exercise price of US$6.00 per ADS (given the effect of the ADS Ratio Change), are immediately exercisable and will expire on the 2½th anniversary of the issuance date. Also see Note 21.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.   SHARE-BASED PAYMENT (continued)

Warrant issued for private placement (continued)

A summary of warrants and pre-funded warrants activity and related information for the years ended December 31, 2021 and 2022 are as follows:

			Weighted
			Average
	Class A	Weighted Average	Remaining	Aggregate
	Ordinary Shares	Exercise Price	Contractual Life	Intrinsic Value
		US$	(Years)	US$
Outstanding, January 1, 2021	—	—	—	—
Granted	100,000,000	0.68	2.53	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2021	100,000,000	0.68	2.53	—
Granted	679,333,300	0.09	3.31	—
Forfeited	—	—	—	—
Exercised	(48,000,000)	0.07	—	—
Outstanding, December 31, 2022	731,333,300	0.17	3.07	—
Vested and expected to vest at December 31, 2022	731,333,300	0.17	3.07	—
Exercisable at December 31, 2022	731,333,300	0.17	3.07	—

18.   RELATED PARTY TRANSACTIONS

Amounts due from related party – non-current

As of December 31, 2021, the balance of prepayments to related party was in the amount of US$11,504. The balance consisted of prepayments for assets purchased from Viking Data Centers, the then minority interest shareholder of a subsidiary. In June 2022, the Company purchased all remaining equity interest of the subsidiary from Viking Data Centers and it ceased to be a related party of the Company. See Note 22 for detailed discussion. As of December 31, 2022, the amount due from related party was zero.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.   RELATED PARTY TRANSACTIONS (continued)

Amounts due to related parties

As of December 31, 2021, the balance of due to related parties was in the amount of US$8,021, which mainly consisted of (i) US$6,320 of the payable to the minority interest shareholders of a subsidiary for the remaining consideration of the asset acquisition of Asgard Data Centers; (ii) US$1,325 of the payable to the minority interest shareholders of a subsidiary for the data center operation costs; (iii) US$59 of the payment of property and equipment made by a former shareholder of a subsidiary of the Group on behalf of Loto Interactive; (iv) US$299 of payable for business cooperation expense due to a minority interest shareholder of a subsidiary of Loto Interactive, and (v) US$18 of the expense paid by a director of a subsidiary of the Group on behalf of Loto Interactive. In June 2022, the Company purchased all remaining equity interest of the subsidiary from Viking Data Centers and it ceased to be a related party of the Company. See Note 22 for detailed discussion. The amounts related to Loto Interactive Limited were disposed on July 25, 2022. See Note 5 for detailed discussion. As of December 31, 2022, the amount due to related parties was zero.

Equity transaction with a related party

Good Luck Information Technology Co., Limited (“Good Luck Information”), a company incorporated in Hong Kong, is controlled by Mr. Man San Vincent Law, a founder of the Company. In December 2020, the Company entered into a definitive share subscription agreement with Good Luck Information for the issuance and sale of 85,572,963 Class A ordinary shares for a total purchase price of approximately US$23,019. The per Class A ordinary share purchase price of US$0.269 is the closing trading price of the Company’s Class A ordinary shares on December 18, 2020, the last trading day immediately preceding the date of the purchase agreement. In January 2021, the Company determined that approximately 50% of the subscription price, or approximately US$11,500 shall be settled by U.S. dollars, with the remaining approximately 50% of the subscription price, or approximately US$11,519, being settled by bitcoins. The applicable bitcoin to U.S. dollars exchange rate was US$32,326.29 to one bitcoin, being the average of the closing trading prices for bitcoin published by Coinmarketcap for each of the 31 days ended January 20, 2021. On February 23, 2021, the Company closed the private placement transaction pursuant to the definitive share subscription agreement with Good Luck Information. The Company received 356.04342 bitcoins and US$11,500 in cash from Good Luck Information, and the Company issued 85,572,963 Class A ordinary shares to Good Luck Information. The fair value of the bitcoins on the date of closing is US$19,289.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.   RELATED PARTY TRANSACTIONS (continued)

Equity transaction with a related party (continued)

Effective as of April 5, 2021, the Company’s Board of Directors has appointed Mr. Man San Vincent Law as its Executive Director and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a BVI company wholly-owned by Mr. Law. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 17.66% to approximately 54.90% (based on the Company’s total outstanding share capital as of December 31, 2021) and assuming issuance of all shares under the Share Exchange Agreement). The following is a summary of the key terms associated with the Preference Shares.

(1) The voting power of each Preference Share is equal to that of 10,000 Class A ordinary shares of the Company, subject to proportional reduction commensurate with the number of Class A ordinary shares beneficial owned by Good Luck;

(2) The Preference Shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs;

(3) The Preference Shares are not entitled to receive dividends;

(4) If Good Luck transfers the Preference Shares to a third party which is not an affiliate of Good Luck, or when Good Luck ceases to be controlled by any person holding executive office in or being a member of the board of director of the Company, Class A Preference Shares shall cease to have any voting right and

(5) If Mr. Law ceases to serve as a director of the Company, the Company shall be entitled to redeem the Class A Preference Shares at the original subscription price.

Related Party transactions

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	US$	US$	US$
Interest from loan to Loto Interactive Information	20	—	—
Other operating income from management service provided to Loto Interactive Information	32	—	—
Data center operation costs for services provided by a minority interest shareholder of a subsidiary	—	1,325	9,108
	52	1,325	9,108

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

19.   COMMITMENTS AND CONTINGENCIES

Contractual arrangements among the Company and the former VIEs

Under applicable tax laws and regulations in mainland China, arrangements and transactions among related parties may be subject to audit or scrutiny by the tax authorities in mainland China within ten years after the taxable year when the arrangements or transactions are conducted. The Company could face material and adverse tax consequences if the tax authorities in mainland China were to determine that the Contractual Arrangements among the Company and the respective VIEs were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the tax authorities in mainland China may impose interest on late payments on the Company and the respective VIEs for the adjusted but unpaid taxes. In the opinion of management, the likelihood of such an upward adjustment on taxation and related interest is remote based on current facts and circumstances.

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

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2021 and 2022.

Indemnity cost

There was no indemnity cost occurred in 2020, 2021 and 2022.

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis and has not recorded any material liabilities in this regard during 2020, 2021 and 2022.

Operating lease commitments

The information of lease commitments is provided in Note 11.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

20.   LOSSES PER SHARE

Basic and diluted losses per share for each of the years presented is calculated as follows:

	For the years ended December 31,
	2020		2021		2022
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B

Losses per share from continuing operations—basic:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating losses per ordinary share—basic	(23,278)	(46)	(53,661)	—	(155,415)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	429,164,170	847,093	622,337,875	99	871,036,400	99
Denominator used for losses per share	429,164,170	847,093	622,337,875	99	871,036,400	99
Losses per share from continuing operations — basic	(0.05)	(0.05)	(0.09)	—	(0.18)	—

Losses per share from continuing operations—diluted:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(23,278)	(46)	(53,661)	—	(155,415)	—
Reallocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	(46)	—	—	—	—	—
Net loss from continuing operations attributable to ordinary shareholders	(23,324)	(46)	(53,661)	—	(155,415)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	429,164,170	847,093	622,337,875	99	871,036,400	99
Conversion of Class B to Class A ordinary shares	847,093	—	99	—	99	—
Denominator used for losses per share	430,011,263	847,093	622,337,974	99	871,036,499	99
Losses per share from continuing operations—diluted	(0.05)	(0.05)	(0.09)	—	(0.18)	—

Losses from continuing operations per ADS*:
Denominator used for losses per ADS - basic	4,291,642	—	6,223,379	—	8,710,364	—
Denominator used for losses per ADS - diluted	4,300,113	—	6,223,380	—	8,710,365	—
Losses from continuing operations per ADS – basic	(5.42)	—	(8.62)	—	(17.84)	—
Losses from continuing operations per ADS – diluted	(5.42)	—	(8.62)	—	(17.84)	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

20.  LOSSES PER SHARE (continued)

	For the years ended December 31,
	2020		2021		2022
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B

Losses per share from discontinued operations—basic:
Numerator:
Allocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating losses per ordinary share—basic	(9,070)	(18)	(8,742)	—	—	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic loss per share	429,164,170	847,093	622,337,875	99	871,036,400	99
Denominator used for loss per share	429,164,170	847,093	622,337,875	99	871,036,400	99
Losses per share from discontinued operations — basic	(0.02)	(0.02)	(0.01)	—	—	—

Losses per share from discontinued operations—diluted:
Numerator:
Allocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating loss per ordinary share— diluted	(9,070)	(18)	(8,742)	—	—	—
Reallocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	(18)	—	—	—	—	—
Net loss from discontinued operations attributable to ordinary shareholders	(9,088)	(18)	(8,742)	—	—	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic loss per share	429,164,170	847,093	622,337,875	99	871,036,400	99
Conversion of Class B to Class A ordinary shares	847,093	—	99	—	99	—
Denominator used for loss per share	430,011,263	847,093	622,337,974	99	871,036,499	99
Losses per share from discontinued operations—diluted	(0.02)	(0.02)	(0.01)	—	—	—

Losses from discontinued operations per ADS *:
Denominator used for loss per ADS - basic	4,291,642	—	6,223,379	—	8,710,364	—
Denominator used for loss per ADS - diluted	4,300,113	—	6,223,380	—	8,710,365	—
Losses from discontinued operations per ADS – basic	(2.11)	—	(1.40)	—	—	—
Losses from discontinued operations per ADS – diluted	(2.11)	—	(1.40)	—	—	—

*     American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.

21.  EQUITY TRANSACTIONS

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

21.  EQUITY TRANSACTIONS (continued)

The Company’s Board of Directors has appointed Mr. Man San Vincent Law as its Executive Director, effective as of April 5, 2021, and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a company wholly-owned by Mr. Law. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 17.66% to approximately 44.17%(based on the Company’s total outstanding share capital as of December 31, 2022) and assuming issuance of all shares under the Share Exchange Agreement). See more detail in Note 18.

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

In 2022, 22,029,560 restricted shares were vested and exercised without exercise price.

On May 31, 2022, 16,038,930 Class A ordinary shares were issued for the asset acquisition. See Note 5 for detailed discussion.

On July 12, 2021, the Company completed a private placement, in which it has offered (1) 1,000,000 ADSs (given the effect of the ADS Ratio Change), (2) warrants to purchase up to 1,000,000 ADSs (given the effect of the ADS Ratio Change). The combined purchase price of each ADS and the accompanying warrants is US$50.00 (given the effect of the ADS Ratio Change). Each warrant is exercisable for one ADS at an exercise price of US$68.10 per ADS (given the effect of the ADS Ratio Change).

On June 27, 2022, the Company completed a private placement, in which it has offered (1) 1,120,000 ADSs (given the effect of the ADS Ratio Change), (2) certain pre-funded warrants to purchase 480,000 ADSs (given the effect of the ADS Ratio Change) (the “Pre-Funded Warrants”) in lieu of the ADSs being offered, and (3) certain warrants including (i) Series A warrants to purchase up to 1,600,000 ADSs (the “Series A Warrants”) (given the effect of the ADS Ratio Change) and (ii) Series B warrants to purchase up to 1,600,000 ADSs (the “Series B Warrants”) (the Series A Warrants and Series B Warrants are collectively referred as the “Warrants”) (given the effect of the ADS Ratio Change), to certain institutional investors. The Warrants are offered together with the ADSs or the Pre-Funded Warrants. The combined purchase price of each ADS and the accompanying Warrants is US$10.00 (given the effect of the ADS Ratio Change). The combined purchase price of each Pre-Funded Warrant and the accompanying Warrants is US$9.90. Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of US$0.10 (given the effect of the ADS Ratio Change). The Pre-Funded Warrants have been exercised in full in August 2022. Each Series A Warrants and Series B warrants is exercisable for one ADS at an exercise price of US$11.00 (given the effect of the ADS Ratio Change) and US$10.00 (given the effect of the ADS Ratio Change), respectively.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

21.  EQUITY TRANSACTIONS (continued)

On August 19, 2022, the Company completed a private placement, in which it has offered (1) 1,556,667 ADSs (given the effect of the ADS Ratio Change), (2) certain warrants including (i) Series A warrants to purchase up to 1,556,667 ADSs (the “Series A Warrants”) (given the effect of the ADS Ratio Change) and (ii) Series B warrants to purchase up to 1,556,667 ADSs (the “Series B Warrants”) (the Series A Warrants and Series B Warrants are collectively referred as the “Warrants”) (given the effect of the ADS Ratio Change), to certain institutional investors. The combined purchase price of each Warrants is US$6.00 (given the effect of the ADS Ratio Change). Each Series A Warrants and Series B warrants is exercisable for one ADS at an exercise price of US$6.60 (given the effect of the ADS Ratio Change) and US$6.00 (given the effect of the ADS Ratio Change), respectively.

Effective on December 23, 2022, the ratio of the ADS to its ordinary shares changed from 1 ADS representing 10 Class A ordinary shares to 1 ADS representing 100 Class A ordinary shares (“ADS Ratio Change”). The ADS Ratio Change affected all ADS holders uniformly and did not reduce any ADS holder’s percentage ownership interest. Proportionate voting rights and other rights and preferences of the ADS holders were not reduced by the ADS Ratio Change. All ADS and per ADS data have been retrospectively adjusted to give effect to the ADS Ratio Change.

As of December 31 2022, 1,063,813,210 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

22.  PURCHASE OF NONCONTROLLING INTEREST

In September 2021, the Company entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements with Viking Data Centers, LLC (“Viking Data Centers”) to acquire the 51% equity interest in Asgard Data Centers LLC (“Asgard”), which intended to operate a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”). In October 2021, the Company increased its equity interest ownership in the Ohio Mining Site to 55%. The Ohio mining site has a total planned power capacity up to 150 megawatts (“MW”).

In June 2022, the Company entered into an agreement with Viking Data Centers that the Company agreed to purchase all remaining equity interest from Viking Data Centers for approximately US$17,785, by transferring certain assets that represent 67.5MW, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, the Company has exclusive access to 82.5MW of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5MW, in accordance to their respective equity ownership immediately prior to the transaction.

The following table summarizes the assets transferred:

Amount
US$
Construction in progress	5,863
Other non-current assets	4,902
Intangible assets, net	7,020
Total	17,785

Net book value of the noncontrolling interest purchased was approximately US$16,689 and the difference between the assets transferred and net book of the noncontrolling interest purchased was recognized in additional paid-in capital.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

23.  FAIR VALUE MEASUREMENT

As of December 31, 2021, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair value measurement
at December 31, 2021
Quoted prices
in active
	Total fair	markets for	Significant other	Significant
	value at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2021	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Description
Liabilities
Contingent consideration	1,247	—	—	1,247

Total liabilities	1,247	—	—	1,247

The Group’s financial liability based on Level 3 inputs consists of a contingent consideration arrangement related to the acquisition of BTC.com Pool Business. The Company is contractually obligated to pay contingent consideration payments to Blockchain Alliance Holding if BTC.com Pool Business realizes certain net profit. The contingent consideration is settled as of December 31, 2022.

As of December 31, 2022, the Group has no asset or liability measured at fair value on a recurring basis.

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

24.  SEGMENT REPORTING

The Group continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. In December 2020, the Group announced the entrance into the cryptocurrency industry. As of December 31, 2021, the Group has completed the transformation of its business to become a cryptocurrency mining enterprise. In accordance with ASC topic 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the different business operating results. As a result, the Group has three reportable segments since  2021, including the mining pool business, the data center business and the cryptocurrency mining. The Group’s other business, mainly consisting of online gaming in Europe, was not material for the years ended December 31, 2021 and 2022.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

24.  SEGMENT REPORTING (continued)

The following table presents summary information by segment for continuing operations for the years ended December 31, 2020, 2021 and 2022, respectively.

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Reportable segment revenues:
Mining pool[1]	—	1,310,970	636,937
Data center	—	14,593	17,580
Cryptocurrency mining	—	39,429	46,839
Others	2,167	2,516	199
Inter-segment[2]	—	(38,632)	(51,328)
Total segment and consolidated revenues	2,167	1,328,876	650,227
Reportable segment cost of revenue-exclusive depreciation and amortization:
Mining pool	—	(1,315,621)	(635,300)
Data center	—	(10,982)	(12,673)
Cryptocurrency mining	—	(14,900)	(28,119)
Others	(1,787)	(1,667)	(3,425)
Inter-segment[2]	—	38,632	51,328
Total segment and consolidated cost of revenue-exclusive depreciation and amortization	(1,787)	(1,304,538)	(628,189)
Reportable segment cost of revenue-depreciation and amortization:
Mining pool	—	(4,148)	(9,090)
Data center	—	(3,269)	(1,485)
Cryptocurrency mining	—	(11,649)	(21,448)
Others	(229)	(106)	(2)
Inter-segment[3]	—	295	—
Total segment and consolidated cost of revenue-depreciation and amortization	(229)	(18,877)	(32,025)
Total segment and consolidated cost	(2,016)	(1,323,415)	(660,214)
Reconciling items:
Operating expenses	(17,419)	(29,569)	(27,084)
Other operating income	534	8,140	590
Government grant	21	—	29
Other operating expenses	(273)	(14,686)	(5,477)
Net gain on disposal of cryptocurrency assets	—	11,392	8,360
Impairment of cryptocurrency assets	—	(38,319)	(18,435)
Changes in fair value of derivative instrument	—	3,696	—
Impairment of property and equipment	—	(22,392)	(35,224)
Changes in fair value of contingent considerations	—	13,936	1,247
Impairment of intangible assets	—	(56)	(56,094)
Impairment of goodwill	—	—	(26,569)
Inter-segment[3]	—	(7,840)	—
Operating loss	(16,986)	(70,237)	(168,644)
Other income, net	42	594	9,031
Interest income	242	56	150
Interest expense	—	(775)	(218)
Loss from equity method investments	(1,865)	(1,184)	164
Gain on previously held equity interest	—	5,500	—
Impairment of long-term investments	(4,787)	—	(2,250)
Gain from disposal of subsidiaries	—	234	3,340
Income tax benefit	30	359	—
Net loss	(23,324)	(65,453)	(158,427)

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

24.  SEGMENT REPORTING (continued)

1	The mining pool revenues for the year ended December 31, 2022 include US$535,890 from providing primary mining pool services and US$101,047 from providing sub mining pool services. The mining pool revenues for the year ended December 31, 2021 were all from providing primary mining pool services. See Note 2 – Revenue recognition for additional information.
2	The inter-segment eliminations mainly consist of (a) cryptocurrency mining revenue of US$35,864 and US$43,735 generated from computing power provided by cryptocurrency mining segment to mining pool segment for the years ended December 31, 2021 and 2022, respectively and corresponding cost of revenue of US$35,864 and US$43,735 incurred by mining pool segment for the years ended December 31, 2021 and 2022, respectively, and (b) data center revenue of US$2,768 and US$7,593 generated from data center services provided by data center segment to cryptocurrency mining segment for the years ended December 31, 2021 and 2022, respectively, and corresponding data center services cost of US$2,768 and US$7,593 incurred by cryptocurrency mining segment for the years ended December 31, 2021 and 2022, respectively, which have been eliminated upon consolidation.
3	The inter-segment eliminations mainly consist of internal transfer costs related to the transfer of cryptocurrency mining machines out of China, all of which have been eliminated upon consolidation.

The following table presents the revenue from continuing operations by geographical locations for the years ended December 31, 2020, 2021 and 2022, respectively.

	For the year ended December 31
Revenues	2020	2021	2022
	US$	US$	US$
Hong Kong	—	40,035	47,038
USA	—	2,829	17,580
Europe	2,167	2,214	—
Mainland China	—	11,460	—
British Virgin Islands	—	—	492,155
Cayman Islands	—	—	2,898
Blockchain	—	1,310,970	141,884
Inter-segment	—	(38,632)	(51,328)
	2,167	1,328,876	650,227

The following table presents the long-lived assets (including property and equipment, net and right-of-use assets) by geographical locations as of December 31, 2021 and December 31, 2022, respectively.

Long-lived assets	As of December 31, 2021	As of December 31, 2022
	US$	US$
USA	35,873	29,317
Hong Kong	31,745	1,365
Mainland China	6,435	300
Kazakhstan	2,310	373
Europe	2	—
	76,365	31,355

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

25.  SUBSEQUENT EVENTS

Grant and Vesting of Restricted Shares

On January 3, 2023, the Company granted 474,190 ADSs, or 47,419,000 Class A ordinary shares, as restricted shares under the Company’s 2021 Share Incentive Plan to certain employees, directors, and consultants of the Company. On March 10, 2023, 47,419,000 restricted shares were vested and exercised without exercise price.

Sale of Remaining Shares of Loto Interactive Limited

On March 15, 2023, the Company entered into a share sale and purchase agreement  with an unaffiliated third party (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, all of the Company’s remaining share ownership in Crypto Flow Technology Limited (“Crypto Flow”), previously known as Loto Interactive Limited, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share  for the total consideration of HK$18,314 (US$2,333) which was fully received on March 16, 2023.

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

As of December 31, 2022, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of	As of
	December 31,	December 31,
	2021	2022
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	126	137
Short-term investment	—	2,360
Cryptocurrency assets	16,807	2,811
Other current assets	44,362	32,285
Amounts due from intergroup companies	95,697	169,459

Total current assets	156,992	207,052

Non-current assets:
Investment in subsidiaries and VIEs	37,355	(129,151)
Intangible assets, net	140	125

Total non-current assets	37,495	(129,026)

TOTAL ASSETS	194,487	78,026

	As of	As of
	December 31,	December 31,
	2021	2022
	US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	73	159
Accrued expenses and other liabilities	3,531	619
Amounts due to intergroup companies	10,993	24,120

Total current liabilities	14,597	24,898

TOTAL LIABILITIES	14,597	24,898

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2021 and December 31, 2022; 710,078,070 and 1,063,813,210 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively	36	54
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2021 and December 31, 2022; 65,000 shares issued and outstanding as of December 31, 2021 and December 31, 2022	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2021 and December 31, 2022; 99 shares issued and outstanding as of December 31, 2021 and December 31, 2022	—	—
Additional paid-in capital	590,567	620,807
Treasury shares	(21,604)	(21,604)
Accumulated other comprehensive loss	(2,355)	(3,960)
Accumulated deficit and statutory reserve	(386,754)	(542,169)

Total shareholder’s equity	179,890	53,128

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	194,487	78,026

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$

Revenues	—	39,414	40,274
Operating costs and expenses:
Cost of revenue	—	(6,279)	(15,595)
Sales and marketing expenses	(4)	(244)	(72)
General and administrative expenses	(8,347)	(8,047)	(3,307)

Total operating costs and expenses	(8,351)	(14,570)	(18,974)

Net loss on disposal of cryptocurrency assets	—	(6,582)	(9,349)
Impairment of cryptocurrency assets	—	(4,436)	(7,360)

Operating profit (loss)	(8,351)	13,826	4,591
Interest income	34	9	—
Interest expense	—	(708)	(60)
Equity in loss of subsidiaries and VIEs	(24,095)	(75,530)	(159,946)

Loss before income tax	(32,412)	(62,403)	(155,415)

Net loss	(32,412)	(62,403)	(155,415)

Other comprehensive income (loss)
Foreign currency translation gain (loss)	2,317	1,481	(1,605)
Reclassification into loss of loss from equity method investments	—	131	—
Share of other comprehensive (loss) income from an equity method investee	(177)	631	—

Comprehensive loss	(30,272)	(60,160)	(157,020)

Condensed statements of cash flows

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$

Net cash used in operating activities	(2,606)	(135,484)	(12,259)
Net cash (used in) provided by investing activities	(1,842)	33,227	9,925
Net cash provided by financing activities	4,081	101,873	2,345
Net decrease (increase) in cash and cash equivalents	(367)	(384)	11
Cash and cash equivalents at beginning of the year	877	510	126
Cash and cash equivalents at end of the year	510	126	137

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