Form 20-F
period 2023-12-31
BIT Mining Ltd
filed 2024-05-15
CIK 1517496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

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

1,111,232,210 Class A ordinary shares, 65,000 Class A preference shares and 99 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2023.

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

Our business is primarily conducted in Hong Kong and the United States, and all of our revenues have been denominated in U.S. dollars since the third quarter of 2021, to reduce the impact of increased volatility of the U.S. dollar to Renminbi exchange rate on the Company’s reported operating results. The Company believes that alignment of the reporting currency with underlying operations will better depict the Company’s results of operations for each period. The related financial statements prior to July 1, 2021 have been recast to U.S. dollars as if the financial statements originally had been presented in U.S. dollars since the earliest period presented.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Holding Company Structure

BIT Mining Limited, our ultimate Cayman Islands holding company, does not have substantive operations other than (1) holding certain of our digital assets in connection with our cryptocurrency mining business and (2) indirectly holding the equity interest in our subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, the United States and China. As of the date of this annual report, (i) we do not have revenue-generating operations in China, and our remaining operations in China primarily involve the provision of administrative support to our cryptocurrency mining business as well as the provision of internal information technology services to our operating entities and mining pools outside China; and (ii) we do not maintain any variable interest entity structure in China. Adverse actions by the Chinese government may potentially force us to cease our administrative support and internal information technology services from China to your international cryptocurrency mining business. We have developed Ethereum Classic mining operation in Hong Kong, but have no plan to further expand such Hong Kong-based operation. This is because we are focusing on growing our cryptocurrency mining operations in the United States. In 2021, 2022 and 2023, our operations in Hong Kong generated approximately 1.5%, 5.3% and nil, of our total revenue from continuing operations and discontinued operations for such year. As used in this annual report, “we,” “us,” “our company” or “our” refers to BIT Mining Limited, a Cayman Islands exempted company and its subsidiaries. Investors in our ADSs are purchasing equity interest in a Cayman Islands holding company.

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report. BIT Mining Limited, in which investors hold an interest, is shaded in grey.

BIT Mining Limited (Cayman)
100%
Alliance International Technologies Limited (BVI)
100%
Bee Computing (HK) Limited (Hong Kong)
100%
Yibao Energy (Guangzhou) New Energy Technology Limited (PRC)
100%
Fine Brand Limited (BVI)
100%
Star Light Inc. (Cayman)
100%
1324492 B.C. Ltd. (Canada)
100%
500wan HK Limited (Hong Kong)
100%
BT Minig Limited (Cayman)
100%
Skill Esport Limited (Hong Kong)
100%
Summit Bend US Corporation (USA)
100%
E-Sun Sky Computer (Shenzhen) Co., Ltd. (PRC)
100%
Star Light Ohio I Corporation (USA)
100%
Star Light Ohio II Corporation (USA)
100%
Asgard Data Centers LLC (USA)
100%
The Multi Group Ltd (Malta)
100%
Multi Warehouse Ltd. (Malta)
100%
Multi Brand Gaming Ltd. (Malta)
100%
Multilotto UK Ltd. (Malta)
100%
Lotto Warehouse Ltd. (Malta)
100%
Wasp Media Ltd. (Malta)
100%
Round Spot Services Ltd. (Cyprus)
100%
Multi Pay N.V. (Curacao)
100%
Oddson Europe Ltd. (Malta)
Equity Interest

We face various legal and operational risks and regulatory uncertainties associated with having certain non revenue-generating subsidiaries, certain administrative personnel, and certain members of the board of directors located in China. If the PRC government restricts or otherwise regulates our remaining operations in China, we may have to scale down or cease such operations. We have already scaled down our operations in Hong Kong, and moved the overwhelming majority of our Ethereum-Classic mining operation to the U.S. The PRC government has significant authority to exert influence on the ability of a company located in China to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we face risks and uncertainties associated with regulatory approvals of offshore offerings and oversight on cybersecurity and data privacy. Such risks and uncertainties could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over our business operations in China, and may intervene with or influence our China-based operations as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. These regulatory risks and uncertainties could become applicable to our Hong Kong operations if regulatory authorities in Hong Kong adopt similar rules and/or regulatory actions. Any adverse action, once taken by the PRC and/or Hong Kong government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Cash Flows through our Organization

Cash and assets can be transferred between BIT Mining Limited, our holding company incorporated in the Cayman Islands, and our subsidiaries in other countries through intercompany fund advances and capital contributions.

As of the date of this annual report, a substantial majority of our assets and cash are located outside of China. We are not aware of any regulatory restrictions of transferring funds between BIT Mining Limited and its subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao and the United States. We are subject to applicable PRC regulation of loans to or investment in subsidiaries in China.

As of the date of this annual report, BIT Mining Limited has not distributed any earnings to its subsidiaries or the former VIEs. BIT Mining Limited currently does not have any plan to distribute earnings to its subsidiaries in the foreseeable future. No transfers, dividends, or distributions have been made to date to U.S. investors.

Transfers to/from the Former VIEs

BIT Mining Limited maintained a VIE structure during 2020 and 2021, and disposed of its VIE structure by the end of 2021. In 2020 and 2021, BIT Mining Limited transferred cash to the former VIEs of approximately US$4.3 million and approximately US$1.4 million, respectively, through intercompany fund advances and long-term loan, which was interest free and without recourse. In 2020 and 2021, the Company’s wholly-owned subsidiaries in China transferred cash to the former VIEs of approximately US$2,000 and approximately US$0.4 million, respectively, through short-term loans, which were interest free and without recourse. In 2020 and 2021, the former VIEs transferred cash to the Company’s wholly-owned subsidiaries of approximately US$1.3 million and approximately US$29.3 million, respectively, pursuant to the former VIE contractual arrangements.

The aforementioned cash transfers among BIT Mining Limited, its subsidiaries and the former VIEs were for business operation purposes.

Transfers between the Holding Company and its Subsidiaries

In 2021, 2022 and 2023, BIT Mining Limited transferred cash to its subsidiaries of US$66.8 million, approximately US$37.0 million and approximately US$2.5 million, respectively, through intercompany fund advances and capital contributions.

In 2021, 2022 and 2023, BIT Mining Limited transferred assets with aggregate values of US$2.2 million, US$9.2 million and US$6.3 million, respectively, to its subsidiaries. Such assets were primarily cryptocurrency assets, through intercompany fund advances. The tax consequences of these asset transfers from BIT Mining Limited to its subsidiaries did not have a material impact on the Company’s consolidated results of operations for the years ended December 31, 2021, 2022 and 2023.

In 2021, 2022 and 2023, the Company’s subsidiaries transferred assets with aggregate values of US$2.4 million, US$9.0 million and US$9.3 million, respectively, to BIT Mining Limited. Such assets were primarily cryptocurrency assets, through intercompany fund advances. The tax consequences of these asset transfers from the Company’s subsidiaries to BIT Mining Limited did not have a material impact on the Company’s consolidated results of operations for the years ended December 31, 2021, 2022 and 2023.

The aforementioned cash and asset transfers between BIT Mining Limited and its subsidiaries were for business operation purposes.

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

Our blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where we operate, such as the United States and Hong Kong. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations.

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

We have adopted the development strategy to focus on the expansion of our blockchain and cryptocurrency mining operations to international markets. We have invested in Akon, Ohio, a mining site with access to power capacity of up to 82.5 megawatts. As of the date of this annual report, we have deployed our mining machines primarily to the United States. However, we cannot assure you that the government authorities in these international markets will not adopt new laws and regulations in the future to restrict blockchain and cryptocurrency business.

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

We will be required to pay monetary penalties in amounts which, combined with our losses, projected cash needs and the uncertainty of prices of our cryptocurrency assets, raises substantial doubt upon our ability to continue as a going concern.

We have been cooperating with the U.S. Department of Justice (the “DOJ”) and the U.S. Securities and Exchange Commission (the “SEC”) in connection with their investigations into the Company. See “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings—Regulatory Investigation.” The Company has been in separate discussions with the Staff of the SEC’s Division of Enforcement and the DOJ regarding potential resolutions to settle these matters. Any potential resolution of these matters would involve payment of monetary penalties, or the Penalty Amounts, in amounts that are likely to be significant and would be subject to approval by the SEC Commissioners for any proposed SEC settlement and the DOJ for any proposed DOJ resolution. The combined Penalty Amounts are still in the process of being discussed and finalized considering the Company’s ability to pay those combined Penalty Amounts under its current financial condition. Based on the latest status of the discussions as of the date of this annual report, our best estimate is that the Company will be required to pay combined Penalty Amounts of up to $10 million in aggregate, potentially over a period of years. Accordingly, we have accrued $10 million for the combined Penalty Amounts on the Company’s financial statements for the year ended December 31, 2023. Payments of the combined Penalty Amounts will further deplete our liquidity and cash position, which, combined with our losses, projected cash needs and the uncertainty of prices of our cryptocurrency assets, raises substantial doubt upon our ability to continue as a going concern. For more details about our liquidity and cash position, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

If our liquidity and cash position are depleted, there can be no assurance that our business will be able to generate sufficient operating cash flow to remove the substantial doubt about our ability to continue as a going concern in the future. If we are unable to generate sufficient operating cash flow, as well as achieve and maintain profitability, we may need to further reduce the scale of our business operations, which may adversely affect our financial condition and results of operations.

Such payments will also negatively impact our business plan and related initiatives to regain compliance with the stockholders’ equity criteria in the NYSE’s continued listing standards by December 2024, and may ultimately result in our ADSs being delisted. See “—We have fallen below the continued listing requirements of the New York Stock Exchange, and if we are unable to regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs would be materially and adversely affected.”

We have fallen below the continued listing requirements of the New York Stock Exchange, and if we are unable to regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs would be materially and adversely affected.

We received a letter from the New York Stock Exchange, or the NYSE, in June 2023, notifying our company that we were not in compliance with applicable market capitalization and equity criteria in the NYSE’s continued listing standards because our average total market capitalization was less than US$50 million over a consecutive 30 trading-day period, and our last reported stockholders’ equity as of March 31, 2023 was less than US$50 million. We submitted to the NYSE a business plan in September 2023 as to how we intend to regain compliance with the stockholders’ equity criteria within the next 18 months, by December 2024; the NYSE accepted the business plan in October 2023, and we are now subject to quarterly monitoring for compliance with the plan. If the Company is required to pay combined Penalty Amounts of $10 million in aggregate to settle the investigations by the DOJ and the SEC, that will negatively impact our business plan and related initiatives, and may result in our noncompliance with the stockholders’ equity criteria continuing through December 2024.

If we fail to regain compliance with NYSE’s continued listing standards before December 2024, our ADSs will be delisted from the NYSE. There can be no assurance that the NYSE will not commence suspension and delisting procedures for our ADSs earlier and before the expiration of the 18-month cure period. If our ADSs were delisted from the NYSE, the liquidity and the trading price of our ADSs would be materially and adversely affected.

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

An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. As of December 31, 2023, we do not believe we are an inadvertent investment company, however this issue has not been resolved by SEC rules or regulations. For us, any grace period would be unknown until further clarifications from or regulations by the SEC concerning cryptocurrency treatment. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and cryptocurrency on hand or liquidating our investment securities or cryptocurrency or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

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

If we fail to maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly.

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

While our management concluded that our internal control over financial reporting was effective as of December 31, 2023, our management identified a material weakness in our internal control over financial reporting as of December 31, 2022. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” While we had remediated the material weakness identified in 2022 as of December 31, 2023. We may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2023 have been audited by Our U.S.-based auditor, MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCA Act.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to determine, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation measures, which require us to identify, in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work. If the SEC determines that we have three consecutive non-inspection years, the SEC will issue a stop order to prohibit the trading of our ADSs on any U.S. stock exchange or over-the-counter market. On December 29 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”), was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the AHFCA Act from three years to two. On August 26 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the previous December 16, 2021 determinations in Hong Kong between September and November 2022. On December 15 2022, the PCAOB board announced that it had completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the previous December 16, 2021 determinations.

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

In recent years, we have begun new lines of businesses and suspended or disposed of existing lines of businesses. Since announcing our entry into the cryptocurrency industry in December 2020, we have (i) purchased cryptocurrency mining machines, (ii) acquired a 7-nanometer mining machine manufacturer to unfurl a comprehensive approach to cryptocurrency mining, and (iii) developed a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts.

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

We believe our trademarks, software, technology know-how and other intellectual property provide competitive advantages to us, which are important to our achievements to date and our future success. We have invested significant resources to develop our brand name and domain name, which is an important asset to us. We cannot assure you that steps taken to protect our intellectual property rights will be sufficient to prevent infringement of our intellectual property rights. If we fail to adequately protect our intellectual property rights, including our rights in our trademarks and know-how, it could have a material adverse effect on our operations.

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

Since announcing our entry into the cryptocurrency industry in December 2020, we have (i) purchased cryptocurrency mining machines, (ii) acquired a 7-nanometer mining machine manufacturer to unfurl a comprehensive approach to cryptocurrency mining, and (iii) developed a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts. As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to continue to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. There can be no assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

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

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, the PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world.

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

The grant and exercise of share options or restricted shares to be issued in the future will likely result in a dilution of the value of our ordinary shares for all shareholders. We have established a 2021 Share Incentive Plan under which we are able to issue shares up to 12% of our issued and outstanding ordinary shares from time to time. For more details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We may in the future issue additional share options and other share-based awards under the plan, which may dilute the interest of the existing and future shareholders. Moreover, we may seek authorization to increase the number of shares subject to our 2021 Share Incentive Plan, or sell additional securities and/or rights to purchase such securities at any time in the future. Dilution of the value of the ordinary shares will likely result from such sales, which in turn could adversely affect the market price of our ordinary shares and ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2023, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2024 or future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Moreover, the application of the PFIC rules to digital assets and cloud computing (and transactions related thereto) is subject to significant uncertainty. Among other things, the United States Internal Revenue Service (“IRS”) has issued very limited guidance on the treatment of income from activities such as those conducted by our mining pool business. We expect the activities of the mining pool business to be treated as generating active income, rather than passive income, and accordingly, we do not expect to be a PFIC. However, the IRS or a court may disagree with our determinations, including the treatment of our mining pool business as generating active income, the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. For any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets in that taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change, and a portion of which could be attributable to the value of the digital assets and cryptocurrencies we hold for our own account. Therefore, a decrease in the price of our ADSs, or an increase in the proportion of the market value of our ADSs attributable to the value of the digital assets and cryptocurrencies we hold for our own account, may result in our becoming a PFIC.

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

In June 2017, we acquired a 40.65% equity interest in Loto Interactive Limited, or Loto Interactive, a company listed on the Hong Kong Stock Exchange (Stock Code: 8198), for a total consideration of approximately HK$322.2 million (US$41.3 million). Our equity stake decreased to 40.48% at the end of 2019 due to exercise of share options granted to directors and employees of Loto Interactive and was further diluted to 33.74% in October 2020 due to private placement of Loto Interactive. We owned a 54.2% equity interest in Loto Interactive after completion of the subscription on March 31, 2021 and after the completion of the general offering, we own a 59.79% equity interest in Loto Linteractive. Loto Interactive became a subsidiary of our company since March 31, 2021. Loto Interactive and its subsidiaries are principally engaged in the provision of data analysis and storage services and the money lending business in Hong Kong. In July 2022, we entered into a share sale and purchase agreement (the “Sale and Purchase Agreement”) with an unaffiliated third party (the “Buyer”), pursuant to which we agreed to sell, and the Buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive, representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308,496 (the “Transaction”). After the Transaction, the Company’s share ownership in Loto Interactive will decrease to 8.79%. On March 15, 2023, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which the Company agreed to sell, and the buyer agreed to purchase, all of the Company’s remaining share ownership in Crypto Flow Technology Limited, or Crypto Flow, previously known as Loto Interactive, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share for the total consideration of HK$18,314,330. This transaction was closed in March 2023. Upon completion of this transaction, the Company does not own any shares in Crypto Flow.

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

In January 2021, we announced that we entered into a definitive purchase agreement with certain sellers, pursuant to which we issued 11,882,860 newly-issued Class A ordinary shares in March 2021 as consideration to acquire bitcoin mining machines owned by the sellers. Such newly issued Class A ordinary shares were valued at US$1.21 per share, corresponding to US$12.10 per ADS (based on the ratio of ten ordinary shares per ADS), the closing trading price of our ADSs on January 8, 2021, the last trading day prior to the date of the agreement, for a total consideration of approximately US$14.4 million to acquire bitcoin mining machines owned by the sellers including such models as the S17, T17, M20s and S9. As of the issurance date, such newly issued Class A ordinary shares represented US$24.9 million of our shareholders’ equity. On March 15, 2021, we have announced the completion of the acquisition of bitcoin mining machines. From which transaction, we also acquired the 100% equity interest in Star Light Inc. through Fine Brand Limited, and its wholly owned subsidiaries of Skill Espot Limited and Chongqing Yusheng Information Technology Limited. To increase the cost efficiency of its mining business, the Company sold some low-end mining machines with a total theoretical hash rate capacity of 610.7 PH/s in 2021. Since June 2022, we have suspended mining activities in Kazakhstan. We have successfully produced approximately 8,000 Dogecoin/Litecoin mining machines during 2022 and 2023, and have deployed all of these Dogecoin/Litecoin mining machines at our data center in the U.S. for use in our self - mining business. As the date of this annual report, part of these mining machines are deployed and in operation in the U.S., with an aggregate theoretical hash rate capacity of 292.7 PH/s.

In February and August 2021, we announced that we entered into several purchase agreements for bitcoin mining machines for a total consideration of US$18.1 million. As the date of this annual report, these mining machines are deployed and in operation in the U.S., with an aggregate theoretical hash rate capacity of 151.5 PH/s.

In February 2021, we also announced that we entered into a share exchange agreement with Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”), a Cayman Islands company and a “Non-U.S. Person” as defined in Regulation S of the Securities Act, pursuant to which we agreed to issue an aggregate of 44,353,435 Class A ordinary shares of our company to Blockchain Alliance at the first closing, which shares represent approximately 10% of our outstanding shares as of January 31, 2021, in exchange for the entire outstanding share capital of Alliance International Technologies Limited (formerly named “Blockchain Alliance Technologies Limited”) held by Blockchain Alliance after the reorganization. The first closing of the transactions contemplated by the share exchange agreement is subject to certain closing conditions, which include, among others, the transfer to the Company of the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”). We and Blockchain Alliance also agreed that, if the BTC.com Pool Businesses record net operating profit in the twelve-month period from April 1, 2021 to March 31, 2022, we shall issue additional Class A Ordinary Shares to Blockchain Alliance at par value. Assuming such net operating profit is no less than US$20 million, a maximum of 22,176,718 additional Class A ordinary shares shall be issuable, which additional Class A ordinary shares represent approximately 5% of the Company’s outstanding shares as of January 31, 2021. If the BTC.com Pool Businesses record net operating loss in the twelve-month period from April 1, 2021 to March 31, 2022, we shall be entitled to repurchase certain Class A ordinary shares held by Blockchain Alliance at par value. Assuming such net operating loss is no less than US$10 million, a maximum of 4,435,344 Class A ordinary shares shall be subject to such repurchase arrangement, which Class A ordinary shares represent approximately 1% of our outstanding shares as of January 31, 2021. No such repurchase occurred in 2022 as the operation performance of BTC.com did not apply to the condition. The BTC.com Pool Businesses offer a one-stop mining experience for users. Users can search and browse real-time blockchain information through BTC.com and manage their cryptocurrency mining business through the BTC.com Pool website or app. In addition, users can save the cryptocurrencies that they have mined in the BTC.com cryptocurrency wallet. BTC.com Pool is a multi-currency integrated mining pool established in 2016 that has a hash rate of around 17 EH/s and supports various cryptocurrencies, including BTC, BCH and LTC. Blockchain Alliance has agreed to subject the Class A ordinary shares that it receives in the abovementioned transactions to agreed lock-up periods in accordance with the share exchange agreement. BitDeer was the parent company of Blockchain Alliance. BitDeer’s biggest beneficially owner is Mr. Wu Jihan, BitDeer’s chairman.

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

In July 2021, the Company completed a private placement of 100,000,000 Class A ordinary shares and warrants to purchase up to an additional 100,000,000 Class A ordinary shares, at a purchase price of US$50.00 per one hundred Class A ordinary shares, with one warrant included in the price of each Class A ordinary share, in a private, unregistered transaction to certain investors. The private placement resulted in gross proceeds to the Company of US$50.0 million before the deduction of placement agent fees and expenses and offering expenses payable by the Company. The warrants have a term of three years, are exercisable six months following their issuance date and have an exercise price of US$68.10 per one hundred Class A ordinary shares. One hundred Class A ordinary shares can be converted into one ADS of the Company if certain conditions are satisfied. In connection with the private placement, the Company and its investors entered into a registration rights agreement, which is included as an exhibit to this annual report.

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

On July 12, 2022, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which we agreed to sell, and the buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive, representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308,496. After the Transaction, our share ownership in Loto Interactive decreased to 8.79%.  On March 15, 2023, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which the Company agreed to sell, and the buyer agreed to purchase, all of the Company’s remaining share ownership in Crypto Flow Technology Limited, or Crypto Flow, previously known as Loto Interactive, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share for the total consideration of HK$18,314,330. Upon completion of this transaction, the Company does not own any shares in Crypto Flow.

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

On March 4, 2024, we announced the closing and completion of our previously announced sale of its entire mining pool business operated under BTC.com (the “Business”) to Esport - Win Limited, a Hong Kong limited liability company, for a total consideration of US$5 million (the “Consideration”). The Business has been transferred to Esport - Win Limited. While the closing of the transaction occurred on February 29, 2024, for accounting purposes the Business was deemed to be disposed of on January 31, 2024 when the Company relinquished control and received the first payment of the Consideration by retaining 71.37 bitcoins of the Business for compliance and safety purposes when transferring the Business to Esport - Win Limited. The retained bitcoins have a fair value of US$3 million as determined using US$42,034.57 per bitcoin, which was published by Coinbase.com on January 29, 2024 at UTC 0:00.

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

Overview

We intend to become a leading cryptocurrency mining enterprise. We began our transformation from a China-based lottery company into an international cryptocurrency mining company since December 2020 through the acquisition of (1) certain cryptocurrency mining machines, (2) a 7-nanometer mining machine manufacturer Bee Computing to unfurl a comprehensive approach to cryptocurrency mining, and (3) a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts.

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

We operate cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (primarily Bitcoin, Ethereum-Classic, Litecoin and Dogecoin). Our mining machines are operating with the primary intent of accumulating Bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs.

We have deployed our Bitcoin mining machines in data centers in the U.S. For the year ended December 31, 2023, we produced 154 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$3.8 million. As of the date of this annual report, the total hash rate capacity of our online Bitcoin mining machines is approximately 64 PH/s. We also produced 94,977 ETC from our cryptocurrency mining operations, and recognized revenue of approximately US$1.8 million.

We have successfully produced approximately 8,000 Dogecoin/Litecoin mining machines together with our partners. We have deployed all of these Dogecoin/Litecoin mining machines at our data center in the U.S. for use in our self - mining business. For the year ended December 31, 2023, we produced 144.6 million DOGE and 60,733 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$15.9 million. As of the date of this annual report, the total hash rate capacity of our DOGE/LTC mining machines in operation is approximately 22,928 GH/s.

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

In terms of our data center business, in September 2021 we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements (the “Ohio Mining Site Agreements”) with Viking Data Centers, LLC (“Viking Data Centers”) to acquire a 51% equity interest in a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”) with power capacity of up to 85 megawatts. In October 2021, we increased our investment in the Ohio Mining Site and brought its total planned power capacity up to 150 megawatts. Upon the successful execution of the increased investment, the Company’s equity interest in the Ohio Mining Site increased to 55%, and Viking Data Centers held the remaining 45%. The Ohio mining site has a total planned power capacity up to 150 megawatts. In June 2022, we entered into an agreement with Viking Data Centers that we agreed to purchase all remaining equity interest from Viking Data Centers for approximately US$17.8 million, by transferring certain assets that represent 67.5 megawatts, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, we have exclusive access to 82.5 megawatts of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5 megawatts, in accordance to their respective equity ownership immediately prior to the transaction. As of September 2023, 82.5 megawatts have been completed and in operation in the Ohio Mining Site. The data center in Hong Kong, with a maximum capacity of approximately 1.4 megawatts, has been operational and mining ETH since October 2021 and was disposed according to the sale of shares of Loto Interactive. We have terminated our data center construction plan in Kazakhstan, which was announced in May 2021, due to the unstable local power supply.

On December 28, 2023, we agreed to sell our entire mining pool business operated under BTC.com to Esport – Win Limited, a Hong Kong limited liability company, for a total consideration of US$5 million. While the closing of the transaction occurred on February 29, 2024, for accounting purposes the Business was deemed to be disposed of on January 31, 2024 when the Company relinquished control and received the first payment of the Consideration by retaining 71.37 bitcoins of the Business for compliance and safety purposes when transferring the Business to Esport – Win Limited. The retained bitcoins have a fair value of US$3 million as determined using US$42,034.57 per bitcoin, which was published by Coinbase.com on January 29, 2024 at UTC 0:00.

Our Business

We are primarily engaged in cryptocurrency mining for our own account, data center operation to host cryptocurrency mining activities and miner manufacturing. We are pursuing a development strategy to focus on cryptocurrency mining operations globally.

Cryptocurrency Mining Business

We currently operate cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (Bitcoin, Ethereum Classic, Litecoin and Dogecoin), which we may sell for fiat currency for our own account from time to time depending on market condition and management’s determination of our cash flow needs. As of the date of this annual report, our Bitcoin mining machines are all located in the United States. For the year ended December 31, 2023, we produced 154 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$3.8 million. As of the date of this annual report, the total hash rate capacity of our online Bitcoin mining machines, is approximately 64 PH/s. We also produced 94,977 ETC from our cryptocurrency mining operations, and recognized revenue of approximately US$1.8 million.

We have successfully produced approximately 8,000 Dogecoin/Litecoin mining machines together with our partners. We have deployed all of these Dogecoin/Litecoin mining machines at our data center in the U.S. for use in our self - mining business. For the year ended December 31, 2023, we produced 144.6 million DOGE and 60,733 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$15.9 million. As of the date of this annual report, the total hash rate capacity of our DOGE/LTC mining machines in operation is approximately 22,928 GH/s.

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

We formerly conducted our data center business in mainland China through Loto Interactive and its subsidiaries. After suspending the operations of two data centers in Sichuan province, China, we have migrated our data center operations overseas and are currently in the process of investing in or constructing cryptocurrency mining data centers in overseas jurisdictions outside of mainland China. On July 12, 2022, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which we agreed to sell, and the buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive, representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308,496. After the Transaction, our share ownership in Loto Interactive decreased to 8.79%. On March 15, 2023, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which the Company agreed to sell, and the buyer agreed to purchase, all of the Company’s remaining share ownership in Crypto Flow Technology Limited, or Crypto Flow, previously known as Loto Interactive, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share for the total consideration of HK$18,314,330. Upon completion of this transaction, the Company does not own any shares in Crypto Flow.

In September 2021, we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements with Viking Data Centers, LLC to acquire the 51% equity interest in Asgard Data Centers LLC, which intended to operate a cryptocurrency mining data center in the Ohio Mining Site. In October 2021, we increased our equity interest ownership in the Ohio Mining Site to 55%. The Ohio mining site has a total planned power capacity up to 150 megawatts. In June 2022, we entered into an agreement with Viking Data Centers that we agreed to purchase all remaining equity interest from Viking Data Centers for approximately US$17.8 million, by transferring certain assets that represent 67.5 megawatts, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, we have exclusive access to 82.5 megawatts of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5 megawatts, in accordance to their respective equity ownership immediately prior to the transaction. In December 2022, 82.5 megawatts have been completed and in operation in the Ohio Mining Site. We expect our international operations to contribute most of our revenues going forward. For the risks and uncertainties relating to our international operation development and expansion, and the regulatory and policy environment affecting our blockchain and cryptocurrency mining business and our remaining operations in China, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.”

Our Digital Assets

We hold our own digital assets mined through our cryptocurrency mining operation, which consist primarily of Bitcoin, Dogecoin, Ethereum and USDT. As of December 31, 2023, we hold 23 Bitcoins, 12.2 million Dogecoins, 891 Ethereum, 887,466 USDC, 11,955 Litecoin and 2.6 million USDT, which are the only digital assets individually accounts for more than 1.0% of our total assets as of December 31, 2023 for continuing operations. These six specific digital assets, on a cost basis, in the aggregate account for 12.93% of our total assets for continuing operations as of December 31, 2023. The other digital assets that we hold collectively, on a cost basis, represent less than 0.1% of our total assets for continuing operations as of December 31, 2023.

Our digital assets are held through BIT Mining Limited, our ultimate Cayman Islands holding company, as well as our consolidated subsidiaries in British Virgin Islands, United States and Hong Kong. As of the date of this annual report, we hold 110 Bitcoins, 24.2 million Dogecoins, 1,018 Ethereum, 6,916 Litecoins, 278,650 USDC and 2.7 million USDT. Our digital assets have an aggregate fair value of approximately US$17.1 million, calculated based on the quoted price of the respective cryptocurrencies measured at fair value at UTC 0:00 as of the date of this annual report.

Our cryptocurrency business focuses on mining cryptocurrencies for our own account, operating data centers to host our and customers’ mining machines. We do not facilitate the trading of, or investing in, cryptocurrencies, although we may sell digital assets mined by us for fiat currency for our own account from time to time. We intend to mine cryptocurrencies that are generally not deemed as “securities.” The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum, in their current form, are securities. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset, such as Dogecoin. In accordance with a framework for analyzing whether a given digital assets is a security, published by the SEC’s Strategic Hub for Innovation and Financial Technology in April 2019, we would need to determine whether each of the digital assets acquired and held by us is an “investment contract,” as well as other instruments such as stocks, bonds, and transferable shares.

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

Legal and Administrative Proceedings

Our board of directors formed a Special Investigation Committee, or SIC, and retained King & Wood Mallesons LLP, or KWM, as legal advisor to assist the internal investigation into the role played by the Company’s former external consultants in alleged illegal money transfers following their arrest by the Tokyo District Public Prosecutors Office. The SIC was composed of Mr. Shengwu Wu, chairman of the board, Dr. Honghui Deng and Ms. Wong, Angel Yan Ki, each then an independent director. On October 7, 2020, the Company announced that the SIC of the Company’s Board completed its internal investigation. KWM presented its investigation review to SIC on October 7, 2020. Based on the findings and analyses in KWM’s review, the SIC concluded that it did not find a sufficient basis to establish a violation of the U.S. Foreign Corrupt Practices Act of 1977 in connection with the Company’s prior activities in Japan. The SIC also reviewed the Company’s compliance policies, procedures and internal controls in light of the suggestions from KWM. The Company updated such policies, procedures and internal controls based on recommendations from the SIC, and will continue to enhance its internal controls as appropriate. Wilson Sonsini Goodrich & Rosati LLP, or WSGR, is currently our counsel that is advising the Comapny on FCPA matters.

Regulatory Investigation

On December 31, 2019, we announced the formation of a special investigation committee, consisting of the independent members of the board, to internally investigate (i) alleged illegal money transfers made in connection with the potential development of an integrated casino resort project in Japan and (ii) the previous arrests that were made by the Tokyo District Public Prosecutors Office. The prosecutions resulted in the conviction of government officials and former intermediaries, including an external consultant of the Company who also formerly served as a director of our subsidiary in Japan. We have been cooperating with the U.S. Department of Justice (the “DOJ”) and the U.S. Securities and Exchange Commission (the “SEC”) in connection with their investigations into the Company. The Company has been in separate discussions with the Staff of the SEC’s Division of Enforcement and the DOJ regarding potential resolutions to settle these matters. Any potential resolution of these matters would involve payment of Penalty Amounts that are likely to be significant and would be subject to approval by the SEC Commissioners for any proposed SEC settlement and the DOJ for any proposed DOJ resolution. The combined Penalty Amounts are still in the process of being discussed and finalized considering the Company’s ability to pay those combined Penalty Amounts under its current financial condition. Based on the latest status of the discussions as of the date of this annual report, our best estimate is that the Company will be required to pay combined Penalty Amounts of up to $10 million in aggregate, potentially over a period of years. Accordingly, we have accrued $10 million for the combined Penalty Amounts on the Company’s financial statements for the year ended December 31, 2023. Payments of the combined Penalty Amounts will further deplete our liquidity and cash position, which, combined with our losses, projected cash needs and the uncertainty of prices of our cryptocurrency assets, raises substantial doubt upon our ability to continue as a going concern going forward. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We will be required to pay monetary penalties in amounts which, combined with our losses, projected cash needs and the uncertainty of prices of our cryptocurrency assets, raises substantial doubt upon our ability to continue as a going concern” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Such payments will also negatively impact our business plan and related initiatives to regain compliance with the stockholders’ equity criteria in the NYSE’s continued listing standards by December 2024, and may ultimately result in our ADSs being delisted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have fallen below the continued listing requirements of the New York Stock Exchange, and if we are unable to regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs would be materially and adversely affected.”

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

Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2023 have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen. MaloneBailey, LLP is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. MaloneBailey, LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

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

In September 2016, we entered into a lease agreement with Shenzhen Harbor Technology Development Co., Ltd., to lease offices of 9,659 square meters in Nanshan District, Shenzhen, with a total expenditure of RMB1.3 million (US$0.2 million) per month. We have gradually and partially terminated our leases with respect to certain amounts of office space, reducing our total leased office space from 9,659 square meters to 1,189 square meters between August 2020 and February 2021, with the 1,189 square-meter space incurring a total expenditure of US$25,658 per month. In June 2022, we entered into a lease agreement to lease offices in Los Angeles with an expenditure of US$20,000 per month.

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

Overview

We intend to become a leading cryptocurrency mining enterprise. We began our transformation from a China-based lottery company into an international cryptocurrency mining company since December 2020 through the acquisition of (1) certain cryptocurrency mining machines, (2) a 7-nanometer mining machine manufacturer Bee Computing to unfurl a comprehensive approach to cryptocurrency mining, and (3) a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts.

BIT Mining Limited, our ultimate Cayman Islands holding company, holding certain of our digital assets in connection with our cryptocurrency mining business and indirectly holding the equity interest in our subsidiaries in China and other countries and regions. We voluntarily suspended our online sports lottery sales services in April 2015. We have previously conducted our lottery-related business in China through a series of contractual arrangements, also commonly known as the variable interest entity, or VIE structure, with several PRC-incorporated companies (the “lottery-related affiliated entities”), and their respective registered shareholders. In July 2021, we announced our decision to dispose of our VIE structures in China, and the lottery-related affiliated entities have been deconsolidated and their financial results will no longer be included in our consolidated financial statements for the third quarter of 2021 following the termination of the related VIE structures. Accordingly, as of the date of this annual report, we do not maintain any VIE structure in China. The results of operations for this VIE structure were excluded from the company’s continuing operations for the fiscal years 2021 presented as a discontinued operation in this report. On December 28, 2023, we agreed to sell our entire mining pool business operated under BTC.com to Esport - Win Limited, a Hong Kong limited liability company, for a total consideration of US$5 million. Accordingly, the results of operations for the mining pool business were excluded from the company’s continuing operations for the fiscal year 2023 and the comparable periods presented as discontinued operations in this report. See Note 4 – Discontinued Operations, of the consolidated financial statements for further details. For the risks and uncertainties relating to the termination of our previous VIE structures in China and the sale of its Mining Pool Business, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China—Our efforts to adjust our corporate structure and business operations, including the termination of our previous VIE structures and the exit of our mining pool business from China, may not be completed in a liability-free manner, and we may still be subject to cybersecurity review by the CAC, or deemed to be in violation of PRC laws regulating our industry and operations.”

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

Our revenues from continuing operations were US$53.8 million, US$57.0 million and US$43.1 million in 2021, 2022 and 2023, respectively, representing an increase of US$3.2 million from 2021 to 2022, and a decrease of US$13.9 million from 2022 to 2023, respectively. The increase in 2022 was mainly attributable to the increase in computing power from the increase in the number of mining machines of 2022. The decrease in 2023 was mainly attributable to the higher computing power of the whole network in the third and fourth quarter of 2023 compared with the computing power in 2022, resulting in an increased difficulty in cryptocurrency mining activities.

Net loss from continuing operations attributable to BIT Mining Limited were US$27.7 million in 2021, US$76.4 million in 2022 and US$25.4 million in 2023 representing an increase of US$48.7 million from 2021 to 2022, and a decrease of US$51.0 million from 2022 to 2023, respectively. Net loss from continuing operations attributable to BIT Mining Limited in 2021 was adversely impacted by an impairment provision of US$22.4 million provided for property and equipment, an impairment provision of US$12.3 million provided for cryptocurrency assets, which was offset by the gain of US$13.9 from changes in fair value of contingent considerations. Net loss from continuing operations attributable to BIT Mining Limited in 2022 was adversely impacted by an impairment provision of US$7.5 million provided for acquired intangible assets, an impairment provision of US$35.2 million provided for property and equipment, an impairment provision of US$9.4 million provided for cryptocurrency assets, and US$7.8 million in net loss on disposal of cryptocurrency assets. Net loss from continuing operations attributable to BIT Mining Limited in 2023 was adversely impacted by the accrual of legal contingencies of US$10 million included in other operating expenses and an impairment provision of US$2.4 million provided for impairment of cryptocurrency assets, which was offset by US$7.1 million net gain on disposal of cryptocurrency assets.

Description of Key Statement of Operations Items from Continuing Operation

Revenues

The table below sets forth our revenues in aggregate and by service type after inter-segment elimination therein for the three years:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Cryptocurrency mining	39,429	46,839	21,562
Data center	11,825	9,987	21,539
Others	2,516	199	—
Revenues	53,770	57,025	43,101

Cryptocurrency mining and data center services accounted for 95.32%, 99.65% and 100.00% of the total revenues in 2021, 2022 and 2023, respectively. Others for 2021 mainly include online gaming services in Europe and belong to TMG. The revenues disclosed in the table are after inter - segment eliminations. The increase in 2022 was mainly attributable to the cryptocurrency mining business that we increased the computing power in the latter half of the year 2022. The decrease in 2023 was mainly attributable to higher computing power of the whole network in the year of 2023 compared with the computing power in the year of 2022, resulting in an increased difficulty in cryptocurrency mining activities.

The table below sets forth our operating expenses from continuing operations for the three years:

	Years ended December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Operating costs and expenses:
Cost of revenue	39,509	61,195	40,055
Sales and marketing expenses	887	336	153
General and administrative expenses	22,265	21,946	18,465
Service development expenses	1,257	2,213	874
Total operating costs and expenses	63,918	85,690	59,547

Our operating expenses consist primarily of cost of revenue, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of revenue

Our cost of revenue is directly related to the services we provide, and fluctuates in line with our revenues. Our cost of revenue primarily consists of: (i) direct production costs related to data center service for operation, leasing expense of servers hosting and other equipment used in providing online services and cryptocurrency mining business; (ii) depreciation of machinery and equipment related to cryptocurrency mining and data center services; (iii) amortization fees, which consist primarily of amortization of intangible assets arising from business combination and asset acquisition; and (iv) cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of: (i) promotional and marketing expenses, which primarily consist of expenses associated with various promotional events; (ii) salary and benefit expenses for sales and marketing employees; and (iii) share-based compensation expenses.

General and administrative expenses

Our general and administrative expenses consist primarily of: (i) share-based compensation expenses; (ii) salary and benefit expenses for our management and general administrative employees; (iii) third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals; (iv) depreciation expenses mainly for improvement of leasehold; (v) office expenses, which consist primarily of office rental and other office administrative expenses; and (vi) travel, communication and other business expenses, which consist primarily of expenses associated with business travels.

Service development expenses

Our service development expenses consist primarily of salary and benefit expenses for our research and development employees, share-based compensation expenses and rental expenses.

Other operating expenses

Our other operating expenses consist primarily of loss from disposal of property and equipment and certain expenses related to our Form F-3 filing in 2021 and 2022. Our other operating expenses consist primarily of accrual for legal contingencies and provision for credit losses related to other receivables in 2023.

Government grant

We recognized grants from the Hong Kong government in 2022. We did not recognize such grants in 2021 and 2023.

Net gain (loss) on disposal of cryptocurrency assets

Net gain (loss) on disposal of cryptocurrency assets was mainly due to fluctuating market prices for cryptocurrency assets by using first-in-first-out (“FIFO”) to calculate the cost of disposition.

Impairment of cryptocurrency assets

Impairment is provided for cryptocurrency assets held in cryptocurrency mining business.

Changes in fair value of contingent considerations

Changes in fair value of contingent considerations was due to the re-measurement on the fair value of the contingent considerations related to the combination of BTC.com.

Impairment of property and equipment

Impairment of property and equipment in 2021 was due to the closure and demolition of date centers in Sichua, China. Impairment of property and equipment in 2022 was due to provision for impairment of mining machines in Kazakhstan and the U.S.

Impairment of intangible assets

Impairment of intangible assets in 2021 was related to the computer software of Loto Interavtive. Impairment of intangible assets in 2022 was related to the strategy contract that the Company acquired through its acquisition of Asgard Data Centers in October 2021.

Impairment of long-term investments

The impairment losses in 2021 was nil and the impairment loss in 2022 was related to our long-term investment in Cheerful Interactive Limited, which was acquired in March 2017, and PTE (Hong Kong) Limited, which was acquired in 2021. The impairment loss in 2023 was related to our long-term investment in Beijing Weisaishidai Sports Technology Co., Ltd, which was acquired in June 2016.

Gain from disposal of subsidiaries

In 2021 we recognized a disposition gain of US$0.2 million mainly from Loto Interactive Limited, which disposed its subsidiaries in 2021. We recognized a disposition gain of US$3.3 million mainly related to the disposal of Loto Interactive Limited and its subsidiaries in 2022.

Taxation

Our group includes entities incorporated in various jurisdictions throughout the world including the Cayman Islands, the British Virgin Islands, the United States, Malta, Curacao, Cyprus, Hong Kong and the People’s Republic of China. Most of these entities are either holding companies or non-operating entities. As a result, they are either not subject to any taxes in their respective local jurisdictions or did not generate any income for tax purposes.

The applicable taxation for our main operating entities is as follows:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

USA

Summit Bend, Ohio I, Ohio II and Asgard are incorporated in the USA. Under the current laws, profits tax in the USA is generally assessed at the rate 21% of taxable income.

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

Hong Kong

500wan HK, Sunstar Technology, Skill Esport and Bee Computing are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income up to HKD2 million and assessed at the rate of 16.5% of taxable income over HKD2 million.

Mainland China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. The subsidiaries incorporated in mainland China are subject to the EIT rate of 25% in 2021, 2022 and 2023.

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

Our historical results do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Comprehensive Loss Data:
Revenues	53,770	57,025	43,101
Operating costs and expenses:
Cost of revenue	(39,509)	(61,195)	(40,055)
Sales and marketing expenses	(887)	(336)	(153)
General and administrative expenses	(22,265)	(21,946)	(18,465)
Service development expenses	(1,257)	(2,213)	(874)
Total operating costs and expenses	(63,918)	(85,690)	(59,547)
Other operating income	284	115	180
Government grant	-	29	—
Other operating expenses	(14,658)	(2,370)	(13,642)
Net gain (loss) on disposal of cryptocurrency assets	971	(7,835)	7,074
Impairment of cryptocurrency assets	(12,255)	(9,396)	(2,359)
Changes in fair value of contingent considerations	13,936	1,247	—
Impairment of property and equipment	(22,392)	(35,224)	—
Impairment of intangible assets	(56)	(7,539)	—
Operating loss from continuing operations	(44,318)	(89,638)	(25,193)
Other income, net	594	9,031	691
Interest income	56	150	242
Interest expense	(775)	(218)	—
(Loss) gain from equity method investments	(1,184)	164	(295)
Gain on previously held equity interest	5,500	—	—
Impairment of long-term investments	—	(2,250)	(1,408)
Gain from disposal of long-term investments	—	—	614
Gain from disposal of subsidiaries	234	3,340	—
Changes in fair value of derivative instruments	—	—	(35)
Loss before income taxes from continuing operations	(39,893)	(79,421)	(25,384)
Income taxes benefits	359	—	—
Net loss from continuing operations	(39,534)	(79,421)	(25,384)
Loss from discontinued operations, net of applicable income taxes	(28,143)	(79,006)	(3,326)
Loss on disposal of discontinued operations, net of applicable income taxes	(6,697)	—	—
Net loss from discontinued operations, net of applicable income taxes	(34,840)	(79,006)	(3,326)
Net loss	(74,374)	(158,427)	(28,710)
Less: Net loss attributable to noncontrolling interests from continuing operations	(11,792)	(3,012)	—
Less: Net loss attributable to noncontrolling interests from discontinued operations	(179)	—	—
Less: Net loss attributable to noncontrolling interests	(11,971)	(3,012)	—
Net loss attributable to BIT Mining Limited	(62,403)	(155,415)	(28,710)
Other comprehensive income (loss):
Share of other comprehensive income of an equity method investee	631	—	—
Reclassification into loss from equity method investments	131	—	—
Foreign currency translation gain (loss)	2,115	(1,735)	(316)
Other comprehensive income (loss), net of tax	2,877	(1,735)	(316)
Comprehensive loss	(71,497)	(160,162)	(29,026)
Less: Comprehensive loss attributable to noncontrolling interests	(11,337)	(3,142)	—
Comprehensive loss attributable to BIT Mining Limited	(60,160)	(157,020)	(29,026)
Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:
Net loss from continuing operations	(0.04)	(0.09)	(0.03)
Net loss from discontinued operations	(0.06)	(0.09)	(0.00)
Net loss	(0.10)	(0.18)	(0.03)
Losses per American Depositary Share (“ADS*”) (1 ADS represents 100 Class A ordinary shares)-Basic and Diluted:
Net loss from continuing operations	(4.46)	(8.77)	(2.30)
Net loss from discontinued operations	(5.56)	(9.07)	(0.30)
Net loss	(10.02)	(17.84)	(2.60)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	622,337,974	871,036,499	1,102,373,814
Diluted	622,337,974	871,036,499	1,102,373,814
Non-GAAP financial data(1)
Operating loss from continuing operations	(44,318)	(89,638)	(25,193)
Adjustment for share-based compensation expenses	6,446	4,474	1,030
Adjustment for changes in fair value of contingent considerations	(13,936)	(1,247)	—
Adjustment for impairment of property and equipment	22,392	35,224	—
Adjustment for impairment of intangible assets	56	7,539	—
Adjustment for legal contingencies	—	—	10,000
Adjusted operating loss (non-GAAP) from continuing operations	(29,360)	(43,648)	(14,163)
Net loss attributable to BIT Mining Limited	(62,403)	(155,415)	(28,710)
Net loss attributable to BIT Mining Limited from discontinued operations	(34,661)	(79,006)	(3,326)
Net loss attributable to BIT Mining Limited from continuing operations	(27,742)	(76,409)	(25,384)
Adjust for continuing operations:
Adjustment for share-based compensation expenses	6,446	4,474	1,030
Adjustment for changes in fair value of contingent considerations	(13,936)	(1,247)	—
Adjustment for impairment of property and equipment	22,392	35,224	—
Adjustment for impairment of intangible assets	56	7,539	—
Adjustment for gain on previously held equity interest	(5,500)	—	—
Adjustment for impairment of long-term investments	—	2,250	1,408
Adjustment for gain from disposal of subsidiaries	(234)	(3,340)	—
Adjustment for changes in fair value of derivative instruments	—	—	35
Adjustment for deferred tax benefit relating to valuation allowance	(359)	—	—
Adjustment for legal contingencies	—	—	10,000
Adjusted net loss attributable to BIT Mining Limited from continuing operations (non-GAAP)	(18,877)	(31,509)	(12,911)

Net loss from discontinued operations, net of applicable income taxes	(34,840)	(79,006)	(3,326)
Less: Net loss attributable to noncontrolling interests from discontinued operations	(179)	—	—
Net loss attributable to BIT Mining Limited from discontinued operations	(34,661)	(79,006)	(3,326)
Adjustment for changes in fair value of derivative instruments	(3,696)	—	—
Adjustment for impairment of intangible assets	—	48,555	—
Adjustment for impairment of goodwill	—	26,569	—
Adjusted net loss attributable to BIT Mining Limited from discontinued operations (non-GAAP)	(38,357)	(3,882)	(3,326)
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(57,234)	(35,391)	(16,237)

*

American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company. Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.

(1)

As a supplement to net income, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to the impact of share-based compensation expenses, impairment of property and equipment, impairment of intangible assets, impairment of goodwill, impairment of long-term investments, gain on previously held equity interest, gain from disposal of subsidiaries, deferred tax benefit relating to valuation allowance, legal contingencies, changes in fair value of contingent considerations and changes in fair value or derivative instruments. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2023 compared with the year ended December 31, 2022

Discussions below reflect results of operations related to continuing operations.

Revenues

Our revenues decreased from US$57.0 million in 2022 to US$43.1 million in 2023, primarily attributable to the higher computing power of the whole network in the year of 2023 compared with the computing power in the year of 2022, resulting in an increased difficulty in cryptocurrency mining activities.

Revenues were mainly comprised of revenues from the cryptocurrency mining business of US$21.6 million, and the data center business of US$21.5 million.

Operating cost and expenses

Our operating cost and expenses decreased from US$85.7 million in 2022 to US$59.5 million in 2023. Our operating expenses consisted of the following:

Cost of revenue. Our cost of revenue decreased from US$61.2 million in 2022 to US$40.1 million in 2023. The decrease was primarily due to (i) a decrease of US$13.2 million in depreciation of machinery and equipment related to cryptocurrency mining and data center services; (ii) a decrease of US$2 million in amortization of intangible assets; (iii) a decrease of US$1.5 million in hosting fee due to transferring certain mining machines from third-party data center to our own data center; and (iv) a decrease of US$2 million in machine transportation fee.

Sales and marketing expenses. Sales and marketing expenses decreased from US$0.3 million in 2022 to US$0.2 million in 2023.

General and administrative expenses. General and administrative expenses decreased from US$21.9 million in 2022 to US$18.5 million in 2023. The decrease was mainly due to (i) a decrease of US$1.4 million in consulting service fee; (ii) a decrease of US$1.0 million in depreciation and amortization fees; and (iii) decrease of US$0.7 million of travel and hospitality expenses.

Service development expenses. Service development expenses decreased from US$2.2 million in 2022 to US$0.9 million in 2023. The decrease was primarily due to a decrease in staff costs, benefits, share-based compensation and other related expenses as a result of a decrease in headcount.

Other operating expenses

Other operating expenses increased from US$2.4 million in 2022 to US$13.6 million in 2023. The increase was mainly due to (i) an increase of credit loss provision related to other receivables of US$1.4 million and (ii) an increase of US$10.0 million in legal contingencies as the accrual for the investigations by the DOJ and the SEC.

Net gain (loss) on disposal of cryptocurrency assets

Net gain on disposal of cryptocurrency assets was US$7.1 million in 2023, compared to a net loss on disposal of cryptocurrency assets of US$7.8 million in 2022, which was related to the increasing market prices for cryptocurrency assets in 2023 by using the accounting method of first-in-first-out (FIFO) to calculate the cost of disposition.

Impairment of cryptocurrency assets

Impairment of cryptocurrency assets decreased from US$9.4 million in 2022 to US$2.4 million in 2023, which was due to the cryptocurrency assets held as a result of fluctuations in cryptocurrency prices.

Impairment of property and equipment

Impairment of property and equipment decreased from US$35.2 million in 2022 to nil in 2023.

Impairment of intangible assets

Impairment of intangible assets decreased from US$7.5 million in 2022 to nil in 2023.

Operating loss from continuing operations

As a result of the foregoing factors, we recorded operating loss from continuing operations of US$25.2 million in 2023, a decrease of US$64.4 million compared with operating loss from continuing operations of US$89.6 million in 2022. The decrease in operating loss from continuing operations was mainly due to (i) a decrease of US$13.2 million in depreciation of machinery and equipment related to cryptocurrency mining and data center services, (ii) a decrease of US$7.0 million in impairment of cryptocurrency assets, (iii) a decrease of US$42.7 million in impairment of mining machines and intangible asset, offset by (iv) an increase of US$10.0 million in accrual for legal contingencies.

Loss before income taxes from continuing operations

Loss before income taxes from continuing operations was US$25.4 million in 2023, a decrease of US$54.0 million compared with loss before income taxes from continuing operations of US$79.4 million in 2022.

Net loss from continuing operations

As a result of the foregoing factors, we recorded net loss from continuing operations of US$25.4 million in 2023, as compared to net loss from continuing operations of US$79.4 million in 2022.

Net loss from continuing operations attributable to BIT Mining Limited

We recorded net loss from continuing operations attributable to BIT Mining Limited of US$25.4 million in 2023, as compared to net loss from continuing operations attributable to BIT Mining Limited of US$76.4 million in 2022. We also recorded non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$12.9 million in 2023, as compared to non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$31.5 million in 2022.

The year ended December 31, 2022 compared with the year ended December 31, 2021

Revenues

Our revenues increased of US$3.2 million or 5.9% from US$53.8 million in 2021 to US$57.0 million in 2022, primarily attributable to the cryptocurrency mining business that we increased the computing power at the latter half of the year 2022.

Revenues were mainly comprised of revenues from the cryptocurrency mining business of US$46.8 million and the data center business of US$10.0 million.

Operating cost and expenses

Our operating cost and expenses increased of US$21.8 million or 34.1% from US$63.9 million in 2021 to US$85.7 million in 2022. Our operating expenses consisted of the following:

Cost of revenue. Our cost of revenue increased of US$21.7 million or 54.9% from US$39.5 million in 2021 to US$61.2 million in 2022. The increase was primarily due to (i) an increase of US$9.2 million in depreciation of machinery and equipment related to cryptocurrency mining and data center services from US$13.7 million in 2021 to US$22.9 million in 2022; (ii) an increase of US$2.2 million in amortization of intangible assets arising from business combinations and asset acquisitions from US$1.0 million in 2021 to US$3.2 million in 2022; (iii) an increase of US$4.8 million in direct production costs related to data center service, including the direct service charges for operations from US$12.7 million in 2021 to US$17.5 million in 2022 and (iv) an increase of US$3.7 million in direct production costs related to cryptocurrency mining machines, including the server leasing and maintenance charges from US$10.4 million in 2021 to US$14.1 million in 2022.

Sales and marketing expenses. Sales and marketing expenses decreased of US$0.6 million or 66.7% from US$0.9 million in 2021 to US$0.3 million in 2022. The decrease was mainly due to cost reduction measures implemented by management, a decrease of US$0.3 million in promotional and marketing expenses.

General and administrative expenses. General and administrative expenses decreased of US$0.4 million or 1.8% from US$22.3 million in 2021 to US$21.9 million in 2022. The decrease was mainly due to (i) a decrease of US$1.5 million from US$4.5 million in 2021 to US$3.0 million in 2022 in share-based compensation expenses associated with fewer restricted share units granted to the Company’s directors and employees; and (ii) an decrease of US$0.4 million in salary and benefit expenses for employees from US$6.5 million in 2021 to US$6.1 million in 2022, which was primarily due to the decreased compensation expense for employees as a result of layoff.

Service development expenses. Service development expenses increased of US$0.9 million or 69.2% from US$1.3 million in 2021 to US$2.2 million in 2022. The increase was primarily due to an increase of US$0.8 million in salary and benefit expenses for employees from US$0.5 million in 2021 to US$1.3 million in 2022.

Net gain (loss) on disposal of cryptocurrency assets

Net loss on disposal of cryptocurrency assets was US$7.8 million in 2022, compared to a net gain on disposal of cryptocurrency assets of US$1.0 million in 2021, which was related to the decreasing market prices for cryptocurrency assets in 2022 by using the accounting method of first-in-first-out (FIFO) to calculate the cost of disposition.

Impairment of cryptocurrency assets

Impairment of cryptocurrencies decreased by US$ 2.9 million from US$12.3 million in 2021 to US$9.4 million in 2022, which was related to the cryptocurrency assets held as a result of fluctuations in cryptocurrency prices.

Changes in fair value of contingent considerations

Changes in fair value of contingent considerations was US$1.2 million in 2022, decreased by US$12.7 million from US$13.9 million in 2021, which was mainly due to the re-measurement on the fair value of the contingent considerations related to the combination of BTC.com.

Impairment of property and equipment

Impairment of property and equipment was US$35.2 million in 2022, increased by US$ 12.8 million from US$22.4 million in 2021. The impairment in 2022 was due to the impairment of mining machines in Kazakhstan and the U.S, and the impairment in 2021 was due to the closure and demolition of date centers in Sichuan, China.

Impairment of acquired intangible assets

Impairment of acquired intangible assets was US$7.5 million in 2022, which was mainly due to the strategy contract that the Company acquired through its acquisition of Asgard Data Centers.

Operating loss from continuing operations

As a result of the foregoing factors, we recorded operating loss from continuing operations of US$89.6 million in 2022, an increase of US$45.3 million compared with operating loss from continuing operations of US$44.3 million in 2021.

Impairment of long-term investments

Impairment of long-term investments increased of US$2.3 million from nil in 2021 to US$2.3 million in 2022. The impairment loss in 2022 was provided for the long-term investments in Cheerful Interactive Limited, which was acquired in March 2017, and PTE (Hong Kong) Limited, which was acquired in Oct 2021.

Gain on previously held equity method investment

Gain on previously held equity method investment of US$5.5 million in 2021 was related to the acquisition of Loto Interactive, which is an equity method investment of the Company before the acquisition in March 2021.

Loss before income taxes from continuing operations

Loss before income taxes from continuing operations was US$79.4 million in 2022, an increase of US$39.5 million compared with loss before income taxes from continuing operations of US$39.9 million in 2021.

Income tax benefits

The income tax benefit was nil in 2022, while the income tax benefit was US$0.4 million in 2021. The income tax benefit recorded in 2021 was primarily due to a reversal of uncertain tax liabilities and deferred tax liabilities.

Net loss from continuing operations

As a result of the foregoing factors, we recorded net loss from continuing operations of US$79.4 million in 2022, as compared to net loss from continuing operations of US$39.5 million in 2021.

Net loss from continuing operations attributable to BIT Mining Limited

We recorded net loss from continuing operations attributable to BIT Mining Limited of US$76.4 million in 2022, as compared to net loss from continuing operations attributable to BIT Mining Limited of US$27.7 million in 2021. We also recorded non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$31.5 million in 2022, as compared to non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$18.9 million in 2021.

B.	Liquidity and Capital Resources

We conduct our operations primarily through our wholly-owned subsidiaries in Hong Kong and the United States. Our principal sources of liquidity have been cash provided by our operating activities and proceeds from the issuances of preferred shares and ordinary shares. As of December 31, 2023, we had US$3.2 million in cash and cash equivalents.

We have incurred net losses from continuing operations of US$39.5 million, US$79.4 million and US$25.4 million in 2021, 2022 and 2023, respectively, and generated negative cash flow from operating activities of US$34.3 million, US$63.6 million and US$28.4 million in 2021, 2022 and 2023, respectively. While we have prepared our consolidated financial statements on the basis of our belief that we can continue our business as a going concern, we will be required to pay monetary penalties in amounts which, combined with our losses, projected cash needs and the uncertainty of prices of our cryptocurrency assets, raises substantial doubt upon our ability to continue as a going concern. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We will be required to pay monetary penalties in amounts which, combined with our losses, projected cash needs and the uncertainty of prices of our cryptocurrency assets, raises substantial doubt upon our ability to continue as a going concern” and “Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings—Regulatory Investigation.” We have been cooperating with the U.S. Department of Justice (the “DOJ”) and the U.S. Securities and Exchange Commission (the “SEC”) in connection with their investigations into the Company. The Company has been in separate discussions with the Staff of the SEC’s Division of Enforcement and the DOJ regarding potential resolutions to settle these matters. Any potential resolution of these matters would involve payment of Penalty Amounts that are likely to be significant and would be subject to approval by the SEC Commissioners for any proposed SEC settlement and the DOJ for any proposed DOJ resolution. The combined Penalty Amounts are still in the process of being discussed and finalized considering the Company’s ability to pay those combined Penalty Amounts under its current financial condition. Based on the latest status of the discussions as of the date of this annual report, our best estimate is that the Company will be required to pay combined Penalty Amounts of up to $10 million in aggregate, potentially over a period of years. Accordingly, we have accrued $10 million for the combined Penalty Amounts on the Company’s financial statements for the year ended December 31, 2023. Payments of the combined Penalty Amounts will further deplete our liquidity and cash position. In addition, we have received a letter from the NYSE related to its failure to comply with applicable market capitalization and equity criteria in the NYSE’s continued listing standards. We have submitted a business plan as to how we intend to regain compliance and are now subject to quarterly monitoring for compliance with the plan. If we do not regain compliance, our ADSs could be delisted from the NYSE. If our ADSs were delisted from the NYSE, the liquidity and the trading price of our ADSs would be materially and adversely affected.

The assessment of our ability to meet our future obligations is inherently judgmental, subjective and susceptible to change. We considered the projected cash flows for the next 12 months after the issuance of the financial statements. Such cash flows included cash inflows from disposal of cryptocurrency assets at projected prices. Due to a high degree of uncertainties in future prices of cryptocurrency assets, we cannot assure that it is probable we will have sufficient cash and cash equivalents to maintain our planned operations for the next 12 months following the issuance of our consolidated financial statements. We have considered both quantitative and qualitative factors that are known or reasonably knowable as of the date of this annual report and concluded that there are conditions present in the aggregate that raise substantial doubt about our ability to continue as a going concern.

In response to these conditions, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. These financing plans are subject to market conditions, and are not within our control, and therefore, cannot be deemed probable. There is no assurance that we will be successful in implementing our plans. As a result, we have concluded that such plans do not alleviate substantial doubt about our ability to continue as a going concern.

The following table sets forth a summary of our cash flows for the years indicated.

	Years ended December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(34,271)	(63,561)	(28,413)
Net cash (used in) provided by investing activities	(75,406)	24,386	26,164
Net cash provided by financing activities	77,667	29,770	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,920	(2,825)	(48)
Cash, cash equivalents and restricted cash at the beginning of the year	47,894	17,804	5,574
Cash, cash equivalents and restricted cash at the end of the year	17,804	5,574	3,277

Net cash used in operating activities

Net cash used in operating activities in 2023 was US$28.4 million, which was primarily attributable to (i) net loss of US$28.7 million adjusted by (ii) US$1.4 million of amortization of right-of-use assets; (iii) depreciation and amortization expenses of US$11.1 million; (iv) impairment of long-term investments of US$1.4 million; (v) provision for credit losses of US$4.8 million; (vi) impairment of cryptocurrency assets of US$5.2 million; (vii) share-based compensation of US$1.0 million; and (viii) net gain on disposal of cryptocurrency assets of US$6.2 million. Net cash used in operating activities in 2023 was also attributable to (i) an increase in accounts receivable of US$2.6 million; (ii) an increase in cryptocurrency assets of US$38.0 million; and (iii) a decrease in operating lease liabilities of US$1.6 million, which was partially offset by (i) an increase in accrued expenses and other current liabilities of US$23.3 million; and (ii) a decrease in prepayments and other current assets of US$1.2 million.

Net cash used in operating activities in 2022 was US$63.6 million, which was primarily attributable to (i) net loss of US$158.4 million adjusted by (ii) US$56.1 million of impairment of intangible assets; (iii) depreciation and amortization expenses of US$33.2 million; (iv) impairment of property and equipment of US$35.2 million; (v) impairment of goodwill of US$26.6 million; (vi) impairment of cryptocurrency assets of US$18.4 million; (vii) net gain on disposal of cryptocurrency assets of US$8.4 million; (viii) gain on disposal of subsidiaries of US$3.3 million; (ix) share-based compensation of US$4.5 million; (x) changes in fair value of contingent considerations of US$1.2 million; and (xi) impairment of long-term investment of US$2.3 million. Net cash used in operating activities in 2022 was also attributable to (i) an increase in cryptocurrency assets of US$34.2 million; (ii) a decrease of accrued expenses and other current liabilities of US$17.3 million; (iii) a decrease in accounts payable of US$16.9 million; (iv) a decrease in amount due to related party of US$4.6 million; (v) an increase in accounts receivable of US$3.8 million; and (vi) a decrease in operating lease liabilities of US$1.9 million, which was partially offset by (i) a decrease in prepayments and other receivables of US$9.8 million.

Net cash used in operating activities in 2021 was US$34.3 million, which was primarily attributable to (i) net loss of US$74.4 million adjusted by (ii) US$6.4 million of share-based compensation; (iii) depreciation and amortization expenses of US$20.4 million; (iv) losses on disposal of property and equipment of US$9.8 million; (v) impairment of cryptocurrencies of US$38.3 million; (vi) impairment of property and equipment of US$22.4 million; (vii) changes in fair value of contingent considerations of US$13.9 million; (viii) net gain on disposal of cryptocurrencies of US$11.4 million;(ix) gain on previously held equity interest of US$5.5 million; and (x) amortization of right-of-use assets of US$1.2 million. Net cash used in operating activities in 2021 was also attributable to (i) an increase in prepayments and other receivables of US$2.3 million; (ii) an increase in cryptocurrency assets of US$20.1 million; (iii) a decrease in accounts payable of US$7.7 million, which was partially offset by (i) a decrease in accounts receivable of US$1.7 million; and (ii) an increase in due to related party of US$1.3 million.

Net cash provided by (used in) investing activities

Net cash provided by investing activities in 2023 was US$26.2 million, which was primarily attributable to (i) cash received from disposal of cryptocurrency assets of US$36.8 million; (ii) cash received from return of short-term investments of US$2.4 million; and (iii) proceeds from disposal of long-term investments of US$2.3 million, which was partially offset by (i) cash paid for acquisition of property and equipment of US$1.4 million; and (ii) cryptocurrencies purchased using fiat currency of of US$14.2 million.

Net cash provided by investing activities in 2022 was US$24.4 million, which was primarily attributable to (i) cash received from disposal of cryptocurrency assets of US$34.4 million; (ii) cash received from return of long-term investments of US$1.4 million; and (iii) cash received from disposal of subsidiaries, net of cash disposed, of US$5.0 million, which was offset by (i) cash paid for acquisition of property and equipment of US$13.8 million; and (ii) cash paid for short-term investments of US$2.4 million.

Net cash used in investing activities in 2021 was US$75.4 million, which was primarily attributable to (i) cash paid for acquisition of property and equipment of US$56.6 million; (ii) cash paid for business combination, net of cash received of US$21.9 million; (iii) cash paid for additional interest acquired for Loto Interactive of US$3.4 million; and (iv) loans provided to third-parties of US$8.0 million, which was partially offset by (i) cash received from disposal of cryptocurrency assets of US$10.8 million; and (ii) proceeds from disposal of property and equipment of US$5.7 million.

Net cash provided by financing activities

Net cash provided by financing activities in 2023 was nil.

Net cash provided by financing activities in 2022 was US$29.8 million which was primarily attributable to (i) proceeds from issuance of ordinary shares for private placement of US$23.5 million; and (ii) proceeds from short-term borrowings of US$6.3 million.

Net cash provided by financing activities in 2021 was US$77.7 million which was primarily attributable to (i) proceeds from the exercise of share-based awards of US$2.5 million; (ii) proceeds from short-term borrowings of US$46.7 million; and (iii) proceeds from issuance of ordinary shares for private placement of US$56.1 million, which was offset by (i) repayment of short-term borrowings of US$27.7 million.

Capital Expenditures

We made capital expenditures for property and equipment of US$56.6 million, US$13.8 million and US$1.4 million in 2021, 2022 and 2023, respectively, which primarily due to purchases of mining machines.

Recent Accounting Pronouncements

On November 27, 2023, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.

On December 14, 2023, FASB issued Accounting Standards Update No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Group adopted ASU 2023-08 on January 1, 2024 and applied the modified retrospective transition approach. While the Company is in the process of finalizing implementation, based on a preliminary assessment, the Company anticipates it will recognize an incremental $500 to $1,000 increase in fair value on cryptocurrency assets held with the corresponding cumulative-effect adjustment amount recorded to the opening balance of retained earnings.

On December 14, 2023, FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.

C.	Research and Development

We expect to make expenditures on research and development activities on developing new mining machines and new chips in the future.

Intellectual Property

We rely on a combination of trademark, copyright, patent and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights and our brands. As of the date of this annual report, our intellectual property rights and our brands are as follows : We have registered 19 trademarks in PRC through E-Sun Sky Computer (Shenzhen) Co., Limited. We have also registered 7 trademarks in Taiwan, 7 trademarks in Hongkong, 2 trademarks in Malaysia and 2 trademarks in the United States, all of which belong to Bee Computing (HK) Limited. We own 5 software copyright registrations in PRC through E-Sun Sky Computer (Shenzhen) Co., Limited, 4 authorized invention patent in the PRC and 14 authorized invention patent in Taiwan through Bee Computing (HK) Limited.

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

E.	Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. We believe critical accounting policies as disclosed herein reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Revenue recognition

The Group’s revenues were derived principally from cryptocurrency mining and data center services. The Group also generated revenue from its mining pool business, which is classified as discontinued operations in the consolidated statements of comprehensive loss for all periods presented. The Group also provided sports information service through its former lottery business related VIE subsidiaries and disposed of this business line together with the disposal of VIE structures on July 23, 2021.

The Group accounts for revenues under ASC 606, “Revenue from Contracts with Customers”.

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The primary sources of the Group’s revenues are as follows:

Cryptocurrency mining

The Group has entered into cryptocurrency mining pools, by executing contracts with the mining pool operators to provide computing power to the mining pools. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operators. In exchange for providing computing power, the Group is entitled to considerations in the form of cryptocurrencies from the mining pool operators (less pool operator fees to the mining pool operators which are recorded net with revenues), which is calculated based on a predetermined formula agreed by the Group and the mining pool operators as a part of the contracts. Providing computing power is an output of the Group’s ordinary activities and is the only performance obligation in the Group’s contract with the pool operators. The Group is entitled to consideration even if a block is not successfully placed by the mining pool operators. The transaction consideration the Group receives is noncash consideration in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. All considerations are variable and revenue is recognized when the computing power is provided to the mining pools and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.

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

Mining pool services

The Group operates its mining pool, BTC.com, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network. It receives all the mining rewards, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. Using computing power provided by the pool participants, the Group provides transaction verification services to the blockchain networks and transaction requesters (the “primary mining pool services” or the Company as the “primary mining pool operator”). During the year ended December 31, 2022, the Company entered into arrangements with certain third-party mining pool operators to contribute a portion of the computing power it obtained from BTC.com pool participants to the third-party mining pool operators. In exchange, the Company is entitled to considerations in the form of cryptocurrencies from the third-party mining pools operators calculated based on a predetermined formula regardless of whether the third-party mining pool operators successfully validate the blocks (the “sub mining pool services” or the Company as the “sub mining pool operator”) (primary mining pool services and sub mining pool services collectively referred as the “mining pool services”).

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

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2022 and 2023, the Group recorded advance from customers balance of US$384 and US$397 respectively, which was included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets. US$640, US$361 and nil of deferred revenue included in the opening balances of advance from customers was recognized during the years ended December 31, 2021, 2022 and 2023, respectively. The amounts were included in revenues on the accompanying statements of comprehensive loss.

Cryptocurrency assets

Cryptocurrency assets are included in current assets in the accompanying consolidated balance sheets. Cryptocurrency assets generated from the cryptocurrency mining business and the mining pool business, which is classified as discontinued operations, are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment has occurred, the Company considers the intraday lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset. If the then current carrying value of the unit of cryptocurrency exceeds the fair value so determined, an impairment loss has occurred with respect to those units of cryptocurrencies in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the years ended December 31, 2021, 2022 and 2023, the Group recognized impairment loss of US$12,255, US$9,396 and US$2,359, respectively.

Cryptocurrencies generated from the cryptocurrency mining business, and cryptocurrencies generated and distributed to mining pool participants in relation to the discontinued mining pool business, are included within operating activities in the accompanying consolidated statements of cash flows. The purchases and sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of cryptocurrencies in the consolidated statements of comprehensive loss. The Group accounts for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

The Group also enters into transactions to transfer cryptocurrencies to pay for operating expense and to acquire certain assets. Such transactions are accounted for in accordance with ASC 610-20, “Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets”. Under ASC 610-20, if the Group does not have a controlling financial interest in the entity that holds the cryptocurrency and the arrangement meets the criteria to be accounted for as a contract, the Group would de-recognize the cryptocurrency and recognize a gain or loss on the transfer of the cryptocurrency when control of the cryptocurrency transfers to the counterparty. The gain or loss is measured as the difference between the amount of consideration allocated to the cryptocurrency and its carrying amount. For the years ended December 31, 2021, 2022 and 2023, the disposal gain from such transactions was nil, nil, and US$2,344, respectively.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bo Yu	56	Chairman, Chief Operating Officer
Man San Vincent Law	56	Executive Director
Xianfeng Yang	55	Chief Executive Officer
Qian Sun	51	Independent Director
Honghui Deng	55	Independent Director
Heng Henry Lu	58	Independent Director
Qiang Yuan	51	Chief Financial Officer

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

Mr. Qian Sun has served as our director from October 21, 2013 and became our independent director in August 2016. Mr. Sun is a partner of S HongShan, where he focuses on consumer and technology-related investment. Prior to joining HongShan in 2006, Mr. Sun worked at General Atlantic from 2003 to 2005, focusing on technology-related growth investment in China. He also worked as a management consultant at Monitor Group in Hong Kong from 1997 to 1999. Mr. Sun received a BA degree in applied mathematics from Harvard College in 1997, an MBA from Harvard Business School and a J.D. from Harvard Law School in 2003.

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

Compensation of Directors and Executive Officers

In 2023, the aggregate cash compensation to all our directors and our executive officers was US$1.9 million. For share-based compensation, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We did not have any amount accrued in 2021 for pension, retirement or other similar benefits to our directors and our executive officers.

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

Restricted shares:

		Vesting
	Number of Ordinary	Commencement	Date of	Date of
Name	Shares	Date	Grant	Expiration
Man San Vincent Law	7,380,000	June 1, 2024	Nov 16, 2023	Jan 3, 2031
Xianfeng Yang	*	June 1, 2024	Nov 16, 2023	Jan 3, 2031
Bo Yu	*	June 1, 2024	Nov 16, 2023	Jan 3, 2031
Qiang Yuan	*	June 1, 2024	Nov 16, 2023	Jan 3, 2031
Directors and officers as a group	21,153,500
Other Individuals as a group	19,164,500
*	Restricted shares to vest less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.

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

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 153, 74 and 75 employees as of December 31, 2021, 2022 and 2023, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2023.

Function	Number of employees
Management and Administration	6
Sales, Marketing and Website Operation	9
Technology and Product Development	38
Administrative Support	22
Total	75

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 1,114,023,490 Class A ordinary shares, 65,000 Class A preference shares and 99 Class B ordinary shares.

Percentage
	Shares Beneficially		of Votes
	Owned		Held
	Number	Percent	Percent
Directors and Executive Officers:
Man San Vincent Law(1)	124,615,969	11.2%	43.9%
Xianfeng Yang	*	*	*
Bo Yu	*	*	*
Qian Sun	*	*	*
Honghui Deng	*	*	*
Heng Henry Lu	*	*	*
Qiang Yuan	*	*	*
Directors and Executive Officers as a Group	149,291,969	13.4%	45.3%

The business address of our directors and executive officers is 428 South Seiberling Street, Akron, Ohio 44306, United States of America.

*Less than 1% of our outstanding ordinary shares.

(1)	represents (i) 124,550,963 Class A ordinary shares composed of (a) 59,988 ADSs which represent 5,998,800 Class A ordinary shares owned by Delite Limited (“Delite”) as described below, (b) 85,572,963 Class A ordinary shares owned by Good Luck Capital Limited (“Good Luck”) as described below, and (c) 329,792 ADSs which represent 32,979,200 Class A ordinary shares owned by Mr. Law directly; (ii) 6 Class B ordinary shares which owned by Delite as described below; and (iii) 65,000 Class A preference shares which owned by Good Luck as described below. Delite directly holds (i) 6 Class B ordinary shares and owns (ii) 59,988 ADSs which represent 5,998,800 Class A ordinary shares. Delite is 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite and its assets, and is the sole director of Delite. Mr. Law may be deemed to beneficially own all of the ordinary shares (including Class A ordinary shares represented by the ADSs) held by Delite. Good Luck directly holds (i) 85,572,963 Class A ordinary shares, pursuant to the completion of a share purchase agreement entered into between Good Luck Information Technology Co., Ltd. and the Company dated December 21, 2020, which shares were later transferred to Good Luck, and (ii) 65,000 Class A Preference Shares. Mr. Law is the sole shareholder of Good Luck. Mr. Law indirectly holds all voting and investment powers of Good Luck and its assets, and is the sole director of Good Luck. Mr. Law may be deemed to beneficially own all of the ordinary shares and the Class A preference shares held by Good Luck. Delite is a British Virgin Islands company with its address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Good Luck is a British Virgin Islands company with its address at Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

As of the date of this annual report, a total of 9,520,234 ADSs representing 952,023,400 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

Please refer to “— B. Compensation—Compensation of Directors and Executive Officers — Share Incentive Plan” above for information regarding options, restricted shares and other share-based awards granted to our employees, directors and consultants.

F.Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Non-Interest-Bearing Borrowings from Related Parties

Since January 1, 2019, we have not provided any loans to certain directors or entities controlled by certain directors, executive officers or principal shareholders of our company. As of December 31, 2021, 2022 and 2023, there were no outstanding balance due from these related parties.

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

Share Incentives

For a discussion of the share option plan we adopted in 2021, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plan.”

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

In July 2022, the Company entered into a share sale and purchase agreement (the “Sale and Purchase Agreement”) with an unaffiliated third party (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive Limited (“Loto Interactive”), representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308,496 (the “Transaction”). After the Transaction, the Company’s share ownership in Loto Interactive decreased to 8.79%.

In March 2023, the Company entered into a share sale and purchase agreement (the “Sale and Purchase Agreement”) with an unaffiliated third party (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, all of the Company’s remaining share ownership in Crypto Flow Technology Limited (“Crypto Flow”), previously known as Loto Interactive Limited, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share (the “Sale Price”) for the total consideration of HK$18,314,330 (the “Transaction”). Upon completion of the Transaction, the Company does not own any shares in Crypto Flow.

In December 2023, the Company announced that it has agreed to sell its entire mining pool business operated under BTC.com (the “Business”) to Esport – Win Limited, a Hong Kong limited liability company, for a total consideration of US$5 million. The sale does not include or affect any of BIT Mining’s other businesses.

As of December 31, 2023, we had not entered into any other material contracts, other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for 2023 for United States federal income tax purposes, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2024 or future taxable years.

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition or the treatment of our mining pool business as an active business, as discussed above. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our ADSs, which is subject to change, and a portion of which could be attributable to the value of the digital assets and cryptocurrencies we hold for our own account. Therefore, a decrease in the price of our ADSs, or an increase in the proportion of the market value of our ADSs attributable to the value of the digital assets and cryptocurrencies we hold for our own account, may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election (as described below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

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

Much of our current revenue is derived from our cryptocurrency mining business and data center business, which uses the U.S. Dollars as its functional currency. Starting from the third quarter of 2021, the Company has changed its reporting currency from the Renminbi to the U.S. Dollar, to reduce the impact of increased volatility of the U.S. Dollar to Renminbi exchange rate on the Company’s reported operating results. The alignment of the reporting currency with underlying operations will better depict the Company’s results of operations for each period. The related financial statements prior to July 1, 2021 have been recast to U.S. Dollar as if the financial statements originally had been presented in U.S. Dollar since the earliest periods presented. Accordingly, we do not anticipate being exposed to material risks due to changes in foreign exchange rates, but we can provide no assurance that we will not be affected in the future.

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

For the period from May 13, 2022, the date that the registration statement on Form F-3 (File No. 333-258329) was declared effective by the SEC, to December 31, 2022, we used approximately US$20.1 million of the net proceeds from our public offerings of ADSs and warrants to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunity. During the year ended December 31, 2023, we used approximately US$2.4 million of the net proceeds from our public offerings of ADSs and warrants to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunity. As disclosed in the prospectus supplements to the accompanying base prospectus dated May 6, 2022, included in the registration statement on Form F-3 (File No. 333-258329), we still intend to use the remainder of the net proceeds from our public offerings of ADSs and warrants to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunity.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the report that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that internal control over financial reporting is effective as of December 31, 2023.

Remediation

Our Board of Directors, Audit Committee and management take internal control over financial reporting and the integrity of our financial statements seriously.

During the year ended December 31, 2023, the Company has designed extra controls to address our material weaknesses, which previously identified in 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness is that the Company did not adequately design and implement controls over the assessment of the appropriateness of its accounting policies regarding certain cryptocurrency transactions. In order to remediate this internal control weakness, we made a series of corrections such as (1) we remain alert to accounting policies applicable to the Company’s financial statements in accordance with U.S. GAAP at least quarterly, which reflected the latest regulatory changes and best practices, to ensure the Company accounting policies were in conformity with the financial reporting standards; and (2) we provided not only appropriate, but sufficient trainings on U.S. GAAP and financial reporting to the finance and accounting personnel, especially the accounting policies and accounting estimates related to cryptocurrency. In summary, we have completed the remediation of this material weakness in 2023.

Changes in Internal Control over Financial Reporting

There were no changes other than the remediation described above in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MaloneBailey, LLP, our independent registered public accounting firm, for the years ended December 31, 2022 and 2023.

	For the Years Ended December 31,
	2022	2023
	US$	US$

	(in thousands)
Audit fees(1)	835	809
Audit related fees(2)	112	67
Total	947	876
(1)	Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with regulatory filings. The above amounts include interim procedures and audit fees, as well as attendance at Board meetings.
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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2015, our board of directors approved a share repurchase program, which provided authorization to purchase up to US$30 million worth of our outstanding ADSs. Under this plan, in 2015, we purchased approximately 122,000 ADSs (equivalent to 1,220,000 of our ordinary shares) with a total consideration of approximately US$1.43 million. In 2016, we purchased approximately 114,153 ADSs (equivalent to 1,141,532 of our ordinary shares) with a total consideration of approximately US$17.24 million. In 2017, we purchased approximately 260,200 ADSs (equivalent to 2,602,000 of our ordinary shares) with a total consideration of approximately US$3.0 million. We did not repurchase any ADSs in 2023, being the period covered by this annual report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing one hundred (100) Class A ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

In respect of the oversight of our executive officer compensation and director nominations matters: As our home country practice does not require independent director oversight of executive officer compensation and director nomination matters, each of our compensation committee and our nominating and corporate governance committee is not comprised solely of independent directors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

(a) We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us.

(b) Please see our Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading, which has been filed as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Cybersecurity risk management, strategy and governance

I. Corporate governance level:

The Board of Directors reviews and approves the Company’s cybersecurity strategy, monitors and reviews the implementation of cybersecurity policies, and makes appropriate adjustments and assists with cybersecurity strategies and processes as necessary.

The Board of Directors ensures that the Company has sufficient resources (including personnel, technical and financial resources) to support effective cybersecurity measures and that the Company has conducted a comprehensive risk assessment, including identifying potential cybersecurity threats, assessing the likely impact of those threats and determining appropriate measures in response.

The Board of Directors is responsible for overseeing the implementation and execution of the cybersecurity strategy, and for providing ongoing oversight of the plans, procedures, processes, and execution of the Company’s controls in the areas of cybersecurity, system security, data transmission security, and data privacy controls.

The Board of Directors requires the Company’s management to report regularly, and at least on the implementation of information security matters, including the occurrence of any cybersecurity incidents as well as the process and results of handling them, the progress of major cybersecurity initiatives, and the overall status of the adjustment and implementation of cybersecurity strategies.

II. Cybersecurity control measures:

The formulation of the Company’s cybersecurity strategy is based on the Company’s business processes, strategic objectives and legal requirements and regulations; we assess and classify cybersecurity risks, formulate corresponding security policies and standards, and design security frameworks and contingency plans. The monitoring of cybersecurity risks has been included in the Company’s comprehensive risk management plan, fully ensuring that cybersecurity risks are managed and the Company’s relevant policies and standards are complied with.

The Company has established a complete technical security team, and regularly provides adequate resources and training to IT security personnel so that they are fully aware of the Company’s guidelines and expectations regarding cybersecurity strategy.

The Company requires employees to use public devices and secure office networks within the scope defined by the cybersecurity policy and to utilize technical means provided by third-party security companies for 24/7 continuous monitoring, event resolution, and reporting to enhance the cybersecurity environment, including reducing cybersecurity attacks, threat monitoring, vulnerability remediation, and implementing security patches.

III. Significant cybersecurity matters

As of the date of this annual report, there have not been any risks from cybersecurity threats or any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition.

However, despite our efforts, risks from cybersecurity threats cannot be completely eliminated. There can be no assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information — D. Risk Factors — Cyberattacks and security breaches of our system, or those impacting our third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition” and “— We may suffer significant and adverse effects because of hacking or one or more adverse software events.”

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

4.3	Registrant’s 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F filed with the SEC on April 14, 2021)
4.4

Securities Purchase Agreement dated July 12, 2021 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.5

Share Subscription Agreement between the Registrant and Loto Interactive Limited dated January 28, 2021 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.6

Share Exchange Agreement between the Registrant and Blockchain Alliance Technologies Holding Company dated February 16, 2021 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.7

Amendment to the Share Exchange Agreement between the Registrant and Blockchain Alliance Technologies Holding Company dated April 15, 2021 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.8

Registration Rights Agreement dated July 12, 2021 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.9

Membership Interest Purchase Agreement entered into by and between the Registrant and Viking Data Centers LLC on September 22, 2021 (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F filed with the SEC on April 7, 2022)

4.10

Membership Interest Purchase Agreement entered into by and between the Registrant and Viking Data Centers LLC on October 18, 2021 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the SEC on April 7, 2022)

4.11

Share Sale and Purchase Agreement entered into by and between the Registrant and Manful Kingdom Limited on July 25, 2022 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20 - F filed with the SEC on April 17, 2023)

4.12*	Share Transfer Agreement entered into by and between Esport – Win Limited and BIT Mining Limited on December 28, 2023
4.13*	Supplemental Agreement to Share Transfer Agreement entered into by and between Esport – Win Limited and BIT Mining Limited and Alliance International Technologies Limited on January 9, 2024
8.1*	List of the Registrant’s Subsidiaries
11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

11.2*	Registrant’s Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of MaloneBailey, LLP
97.1*	Incentive Compensation Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline Taxonomy Extension Scheme Document
101.CAL*	Inline Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline Taxonomy Extension Label Linkbase Document
101.PRE*	Inline Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report
**	Furnished with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT MINING LIMITED

	By:	/s/ Xianfeng Yang
Name: Xianfeng Yang
Title:Chief Executive Officer

Date: May 15, 2024

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

BIT MINING LIMITED

December 31, 2021, 2022 and 2023

BIT MINING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIT Mining Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BIT Mining Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses and operating cash outflows that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Evaluation of the Existence and Control of Cryptocurrencies Held

As discussed in Note 2 to the consolidated financial statements, the Company accounts for its cryptocurrencies as indefinite-lived intangible assets, which have been included in current assets on the consolidated balance sheets. The cryptocurrencies are recorded at cost, net of any impairment losses incurred since acquisition. The Company’s cryptocurrencies as of December 31, 2023 amounted to approximately $7.6 million.

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

The primary procedures we performed to address this critical audit matter included the following:

●	Obtained an understanding of certain internal controls over the Company’s cryptocurrency assets process, including a reconciliation control over the comparison of the Company’s records of cryptocurrencies held to the custodial records, and reviewed the relevant Service Organization Control (SOC) 1 and SOC 2 reports for the custodial service provided by a third party;
●	Independently and directly confirmed the balance of the Company’s cryptocurrencies in the custody of third parties, evaluated the reliability and relevance of the information obtained from third party custodians, and compared the balance confirmed to the Company’s record of cryptocurrency holdings;
●	Tested certain transactions by obtaining and inspecting source documents including agreements;
●	Independently obtained evidence from public blockchains, to the extent applicable, to test the existence of cryptocurrency transactions and balances and evaluated the relevance and reliability of audit evidence obtained from public blockchains;
●	Reviewed and evaluated the custodian contracts, and observed the Company accessing its wallets under custody to conduct transactions and verified the transactions on public blockchains independently to the extent applicable; and
●	Evaluated the sufficiency and appropriateness of audit evidence obtained by assessing the results of procedures performed over the cryptocurrencies.

Evaluation of Accounting for and Disclosure of Cryptocurrency Mining Revenue Recognized

As discussed in Note 2 to the consolidated financial statements, the Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. For cryptocurrency mining revenue, the Company provides computing power services to the mining pools and in exchange for providing such computing power, the Company is entitled to considerations in the form of cryptocurrencies from the mining pools, which is calculated based on a predetermined formula agreed by the Company and the mining pool operator as a part of the contracts. The Company’s management has exercised significant judgments in their determination of how existing accounting guidance should be applied to the accounting for and disclosure of cryptocurrency mining revenue recognized.

We identified the accounting for and disclosure of cryptocurrency mining revenue recognized as a critical audit matter due to the nature and extent of audit effort required to address the matter, which includes significant involvement of more experienced engagement team members. Subjective auditor judgment was required in determining the nature and extent of audit procedures to test the occurrence of the revenues recognized by the Company.

The primary procedures we performed to address this critical audit matter included the following:

●	Evaluated the design and operating effectiveness of controls over the Company’s information technology (“IT”) environment and the key system that are relevant to the cryptocurrency mining revenue with the assistance of our IT professionals;
●	Performed site visit of the facility where the Company’s mining machines were located, which included an observation of the physical and environmental controls and mining machines observation procedures;
●	Evaluated management’s rationale for the application of ASC 606 to account for its cryptocurrency mining revenue, which included evaluating the contracts between the Company and the mining pool operators;
●	Evaluated and tested management’s rationale and supporting documentation associated with the valuation of cryptocurrency awards earned;
●	Validated that the computing power has been provided by the Company’s mining machines;

●	Compared the Company’s wallet records of cryptocurrency mining revenue received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from public blockchains;
●	Performed certain substantive analytical procedures to determine completeness and existence of cryptocurrency assets earned by the Company as consideration for services rendered; and
●	Evaluated management’s disclosures of its cryptocurrency mining revenue in the financial statement footnotes.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2020

Houston, Texas

May 15, 2024

BIT MINING LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands U.S. dollars (“US$”), except for number of shares)

		As of December	As of December
	Notes	31, 2022	31, 2023
ASSETS
Current assets:
Cash and cash equivalents		5,371	3,244
Restricted cash		126	—
Short-term investment		2,360	—
Accounts receivable		3,575	2,876
Prepayments and other current assets	8	8,224	6,298
Cryptocurrency assets	7	5,612	7,625
Current assets of discontinued operations	5	10,068	13,813
Total current assets		35,336	33,856

Non-current assets:
Property and equipment, net	9	27,209	22,833
Intangible assets, net	10	3,299	2,033
Deposits		2,387	2,466
Long-term investments	6	8,049	4,173
Right-of-use assets	11	4,135	4,273
Long-term prepayments and other non-current assets		6,363	2,962
Non-current assets of discontinued operations	5	26	—
Total non-current assets		51,468	38,740

TOTAL ASSETS		86,804	72,596

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	12	3,672	821
Accrued payroll and welfare payable		747	410
Accrued expenses and other current liabilities	13	4,825	14,333
Operating lease liabilities – current	11	1,367	1,681
Income tax payable	15	73	76
Current liabilities of discontinued operations	5	20,155	27,605
Total current liabilities		30,839	44,926

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

		As of December	As of December
	Notes	31, 2022	31, 2023
Non-current liabilities:
Operating lease liabilities - non-current	11	2,837	2,538
Total non-current liabilities		2,837	2,538

TOTAL LIABILITIES		33,676	47,464

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2022 and December 31, 2023; 1,063,813,210 and 1,111,232,210 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively	21	54	54
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2022 and December 31, 2023; 65,000 shares issued and outstanding as of December 31, 2022 and December 31, 2023	21	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2022 and December 31, 2023; 99 shares issued and outstanding as of December 31, 2022 and December 31, 2023	21	—	—
Additional paid-in capital	21	620,807	621,837
Treasury shares		(21,604)	(21,604)
Accumulated deficit and statutory reserve	14	(542,169)	(570,879)
Accumulated other comprehensive loss		(3,960)	(4,276)
Total shareholders’ equity		53,128	25,132

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		86,804	72,596

The accompanying notes are an integral part of the consolidated financial statements

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Notes	2021	2022	2023
Revenues		53,770	57,025	43,101
Operating costs and expenses:
Cost of revenue		(39,509)	(61,195)	(40,055)
Sales and marketing expenses		(887)	(336)	(153)
General and administrative expenses		(22,265)	(21,946)	(18,465)
Service development expenses		(1,257)	(2,213)	(874)
Total operating costs and expenses		(63,918)	(85,690)	(59,547)
Other operating income		284	115	180
Government grant		—	29	—
Other operating expenses		(14,658)	(2,370)	(13,642)
Net gain (loss) on disposal of cryptocurrency assets		971	(7,835)	7,074
Impairment of cryptocurrency assets	7	(12,255)	(9,396)	(2,359)
Changes in fair value of contingent considerations		13,936	1,247	—
Impairment of property and equipment	9	(22,392)	(35,224)	—
Impairment of intangible assets		(56)	(7,539)	—
Operating loss from continuing operations		(44,318)	(89,638)	(25,193)
Other income, net		594	9,031	691
Interest income		56	150	242
Interest expense		(775)	(218)	—
(Loss) gain from equity method investments	6	(1,184)	164	(295)
Gain on previously held equity method investment		5,500	—	—
Impairment of long-term investments	6	—	(2,250)	(1,408)
Gain from disposal of long-term investments		—	—	614
Gain from disposal of subsidiaries		234	3,340	—
Changes in fair value of derivative instruments		—	—	(35)
Loss before income tax from continuing operations		(39,893)	(79,421)	(25,384)
Income tax benefits	15	359	—	—
Net loss from continuing operations		(39,534)	(79,421)	(25,384)
Loss from discontinued operations, net of applicable income taxes	5	(28,143)	(79,006)	(3,326)
Loss on disposal of discontinued operations, net of applicable income taxes	5	(6,697)	—	—
Net loss from discontinued operations, net of applicable income taxes	5	(34,840)	(79,006)	(3,326)
Net loss		(74,374)	(158,427)	(28,710)
Less: Net loss attributable to noncontrolling interests from continuing operations		(11,792)	(3,012)	—
Less: Net loss attributable to noncontrolling interests from discontinued operations		(179)	—	—
Less: Net loss attributable to noncontrolling interests		(11,971)	(3,012)	—
Net loss attributable to BIT Mining Limited		(62,403)	(155,415)	(28,710)
Net loss attributable to BIT Mining Limited from continuing operations		(27,742)	(76,409)	(25,384)
Net loss attributable to BIT Mining Limited from discontinued operations		(34,661)	(79,006)	(3,326)
Other comprehensive income (loss):
Share of other comprehensive income of an equity method investee		631	—	—
Reclassification into loss from equity method investments		131	—	—
Foreign currency translation gain (loss)		2,115	(1,735)	(316)
Other comprehensive income (loss), net of tax		2,877	(1,735)	(316)
Comprehensive loss		(71,497)	(160,162)	(29,026)
Less: Comprehensive loss attributable to noncontrolling interests		(11,337)	(3,142)	—
Comprehensive loss attributable to BIT Mining Limited		(60,160)	(157,020)	(29,026)

Losses per share for Class A and Class B ordinary shares outstanding-Basic and Diluted:	20
Net loss from continuing operations		(0.04)	(0.09)	(0.03)
Net loss from discontinued operations		(0.06)	(0.09)	(0.00)
Net loss		(0.10)	(0.18)	(0.03)
Losses per American Depositary Share (“ADS*”) (1 ADS represents 100 Class A ordinary shares)-Basic and Diluted:	20
Net loss from continuing operations		(4.46)	(8.77)	(2.30)
Net loss from discontinued operations		(5.56)	(9.07)	(0.30)
Net loss		(10.02)	(17.84)	(2.60)
Weighted average number of Class A and Class B ordinary shares outstanding:	20
Basic		622,337,974	871,036,499	1,102,373,814
Diluted		622,337,974	871,036,499	1,102,373,814

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

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands U.S. dollars (“US$”))

	For the years ended December 31,
	2021	2022	2023
Cash flow from operating activities
Net loss	(74,374)	(158,427)	(28,710)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of right-of-use assets	1,199	1,586	1,449
Depreciation of property and equipment	15,062	24,050	9,858
Amortization of intangible assets	5,293	9,132	1,258
Deferred tax benefit	(359)	—	—
Share-based compensation	6,446	4,474	1,030
Losses on disposal of property and equipment	9,804	—	3
Impairment of intangible assets	56	56,094	—
Impairment of goodwill	—	26,569	—
Impairment of long-term investments	—	2,250	1,408
Impairment of cryptocurrency assets	38,319	18,435	5,245
Impairment of property and equipment	22,392	35,224	—
Changes in fair value of derivative instruments	(3,696)	—	35
Changes in fair value of contingent considerations	(13,936)	(1,247)	—
Provision for credit losses	1,113	—	4,798
Loss (gain) from equity method investments	1,184	(164)	296
Net gain on disposal of cryptocurrency assets	(11,392)	(8,360)	(6,214)
Non-cash other operating expense- cyberattack loss	—	3,100	—
Gain from relief of liability	—	(4,426)	—
Loss (gain) on disposal of subsidiaries and VIEs	6,463	(3,340)	—
Gain on previously held equity interest	(5,500)	—	—
Gain from disposal of long-term investments	—	—	(614)
Changes in operating assets and liabilities:
Accounts receivable	1,678	(3,802)	(2,591)
Prepayments and other current assets	(2,309)	9,807	1,225
Amounts due from related party	56	—	—
Cryptocurrency assets	(20,075)	(34,178)	(38,040)
Long-term prepayments and other non-current assets	—	—	(831)
Deposits	—	—	(79)
Operating lease liabilities	(629)	(1,870)	(1,572)
Accounts payable	(7,703)	(16,861)	625
Accrued expenses and other current liabilities	(2,775)	(17,285)	23,295
Accrued payroll and welfare payable	(1,465)	330	(290)
Amounts due to related parties	1,325	(4,645)	—
Income tax payable	(448)	(7)	3
Net cash used in operating activities	(34,271)	(63,561)	(28,413)

Cash flows from investing activities
Acquisition of property and equipment	(56,599)	(13,782)	(1,428)
Disposal of subsidiaries and VIEs, net of cash received	(1,394)	5,007	—
Acquisition of long-term investments	(1,000)	—	—
Cash paid for short-term investments	—	(2,360)	—
Cash received from return of short-term investments	—	—	2,360
Cash received (paid) for asset acquisition and business combination, net of cash paid (received)	(21,913)	25	—
Cash received from return of long-term investments	301	1,424	363
Cash received from disposal of cryptocurrency assets	10,841	34,354	36,753
Cryptocurrencies purchased using fiat currency	—	—	(14,237)
Proceeds from disposal of property and equipment	5,701	—	20
Proceeds from disposal of long-term investments	—	177	2,333
Cash paid for additional interest acquired for Loto Interactive	(3,378)	—	—
Loans provided to a third party	(7,965)	(459)	—
Net cash (used in) provided by investing activities	(75,406)	24,386	26,164

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands U.S. dollars (“US$”))

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Cash flows from financing activities
Proceeds from the exercise of share-based awards	2,521	—	—
Proceeds from short-term borrowings	46,739	6,306	—
Repayment of short-term borrowings	(27,732)	—	—
Proceeds from issuance of ordinary shares for private placement	56,139	23,464	—
Net cash provided by financing activities	77,667	29,770	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,920	(2,825)	(48)
Net decrease in cash, cash equivalents and restricted cash	(30,090)	(12,230)	(2,297)
Cash, cash equivalents and restricted cash at beginning of the year	47,894	17,804	5,574
Cash, cash equivalents and restricted cash at end of the year	17,804	5,574	3,277

Supplemental disclosures of cash flow information:
Income tax paid	—	—	—
Interest received	189	150	242
Interest paid	(336)	(218)	—

Supplemental disclosures of non-cash investing and financing activities:
Operating lease right-of-use asset obtained in exchange for operating lease liability	—	—	1,587
Payment of expense and non-current assets in the form of cryptocurrencies	2,295	6,939	13,810
Proceeds from issuance of ordinary shares for private placement in the form of cryptocurrencies	19,289	—	—
Collateral rendered to lender in the form of cryptocurrencies	18,949	6,306	—
Repayment of third-party borrowings in the form of cryptocurrencies	6,523	—	—
Repayment of deposit in the form of cryptocurrencies	6,586	—	—
Issuance of ordinary shares in connection with business combination and asset acquisition	94,828	3,416	—
Deposits received from customers of mining data center in the form of cryptocurrencies	3,965	2,192	—
Deposits returned to customers of mining data center in the form of cryptocurrencies	—	—	71
Cryptocurrencies to be distributed for promotion activities on behalf of a third party	3,179	—	—
Cryptocurrencies acquired in connection with business combination	73,184	—	—
Cryptocurrencies borrowed from a third party	10,222	—	—
Cryptocurrencies paid in connection with asset acquisition	1,731	—	—
Cryptocurrencies collected from derivative contracts	—	—	7,195
Cryptocurrencies paid to derivative contracts	—	—	8,560
Consideration paid to purchase the noncontrolling interest in subsidiary	—	17,785	—
Property, plant and equipment transferred from long-term prepayment	—	10,924	4,232

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. dollars (“US$”) except for number of shares)

	BIT Mining Limited shareholders
	Number of	Number of	Number of					Accumulated
	Class A	Class A	Class B			Additional		other	Accumulated		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	deficit and	Noncontrolling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	statutory reserve	interests	equity
Balance as of December 31, 2020	430,127,692	—	99	22	—	412,364	(21,604)	(4,598)	(324,351)	(1,983)	59,850
Disposal of VIE	—	—	—	—	—	—	—	—	—	2,162	2,162
Acquisition of shares of consolidated subsidiaries	—	—	—	—	—	(981)	—	—	—	36,531	35,550
Net loss for the year	—	—	—	—	—	—	—	—	(62,403)	(11,971)	(74,374)
Foreign currency translation gain	—	—	—	—	—	—	—	1,481	—	634	2,115
Share of other comprehensive income of an equity method investee	—	—	—	—	—	—	—	631	—	—	631
Reclassification into loss from equity method investments	—	—	—	—	—	—	—	131	—	—	131
Issuance of ordinary shares for private placement	185,572,963	65,000	—	9	—	75,419	—	—	—	—	75,428
Issuance of ordinary shares for business combinations	56,236,295	—	—	3	—	94,825	—	—	—	—	94,828
Issuance of ordinary shares from exercise of share-based awards	38,141,120	—	—	2	—	2,494	—	—	—	—	2,496
Share-based compensation	—	—	—	—	—	6,446	—	—	—	—	6,446
Balance as of December 31, 2021	710,078,070	65,000	99	36	—	590,567	(21,604)	(2,355)	(386,754)	25,373	205,263
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	(5,542)	(5,542)
Net loss for the year	—	—	—	—	—	—	—	—	(155,415)	(3,012)	(158,427)
Foreign currency translation loss	—	—	—	—	—	—	—	(1,605)	—	(130)	(1,735)
Issuance of ordinary shares for private placement, net of issuance costs	315,666,650	—	—	16	—	23,448	—	—	—	—	23,464
Issuance of ordinary shares for asset acquisition	16,038,930	—	—	1	—	3,415	—	—	—	—	3,416
Issuance of ordinary shares from exercise of share-based awards	—	—	—	1	—	(1)	—	—	—	—	—
Purchase of noncontrolling interests	—	—	—	—	—	(1,096)	—	—	—	(16,689)	(17,785)
Share-based compensation	22,029,560	—	—	—	—	4,474	—	—	—	—	4,474
Balance as of December 31, 2022	1,063,813,210	65,000	99	54	—	620,807	(21,604)	(3,960)	(542,169)	—	53,128
Net loss for the year	—	—	—	—	—	—	—	—	(28,710)	—	(28,710)
Foreign currency translation loss	—	—	—	—	—	—	—	(316)	—	—	(316)
Share-based compensation	47,419,000	—	—	—	—	1,030	—	—	—	—	1,030
Balance as of December 31, 2023	1,111,232,210	65,000	99	54	—	621,837	(21,604)	(4,276)	(570,879)	—	25,132

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

The Company has completed the transformation of its business and become an enterprise that primarily engages in cryptocurrency mining, data center operation and mining pool operation in 2021, and further disposed of its mining pool business in January 2024.

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

On July 12, 2022, the Company entered into a share sale and purchase agreement (the “Sale and Purchase Agreement”) with an unaffiliated third party (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive (the “Transaction”). The Transaction was completed on July 26, 2022. After the Transaction, the Company’s share ownership in Loto Interactive decreased to 8.79%. The Company disposed of the remaining 8.79% ownership of Loto Interactive to an unaffiliated third party on March 15, 2023.

On April 15, 2021, the Company completed the acquisition of the entire mining pool business of Blockchain Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses” or “mining pool business”). On December 28, 2023, the Company entered into an agreement with Esport - Win Limited, a Hong Kong limited liability company, to sell its entire mining pool business operated under BTC.com for a total consideration of US$5,000. The disposal of the mining pool business represents a strategic shift and has a major effect on the Company’s results of operations. Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2023 and the comparable periods have been classified to reflect the mining pool business as discontinued operations. The transaction was closed in February 2024 and, for accounting purposes, the mining pool business was deemed to be disposed of on January 31, 2024 when the Company relinquished control. Refer to Note 4.

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

1.    ORGANIZATION (continued)

As of December 31, 2023, the Company has subsidiaries incorporated in countries and jurisdictions including British Virgin Islands, Cayman Islands, Hong Kong, the United States of America (“USA”), Canada, mainland China, Malta, Cyprus and Curacao.

As of December 31, 2023, the Company’s major subsidiaries are listed below:

			Percentage
			of ownership
		Place of	by the
Entity	Date of establishment	establishment	Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
BT Mining Limited (BT Mining)	April 19, 2021	Cayman Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
Bee Computing (HK) Limited (“Bee Computing”)	May 17,2016	Hong Kong	100%	Miner Manufacturing
Yibao Energy(Guangzhou) New Energy Technology Limited (“Yibao Energy”)	December 21,2023	Mainland China	100%	Technology Service
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	Mainland China	100%	Technology Service
Star Light Inc. (“Star Light”)	January 29, 2021	Cayman Islands	100%	Investment Holding
Skill Esport Limited (“Skill Esport”)	May 23, 2018	Hong Kong	100%	Cryptocurrency Mining
Summit Bend US Corporation (“Summit Bend”)	September 22, 2021	USA	100%	Investment Holding
Star Light Ohio I Corporation (“Ohio I”)	September 23, 2021	USA	100%	Cryptocurrency Mining
Star Light Ohio II Corporation (“Ohio II”)	September 23, 2021	USA	100%	Investment Holding
Asgard Data Centers LLC (“Asgard”)	September 16, 2021	USA	100%	Data Center Service
Alliance International Technologies Limited (“Alliance International Technologies”)***	March 11, 2020	British Virgin Islands	100%	Cryptocurrency Mining
Hong Kong Sunstar Technology Co., Limited (“Sunstar Technology”)**	April 9, 2020	Hong Kong	100%	Mining Pool Service
Beijing Guixinyanghang Technology Limited (“Guixinyanghang“)**	June 12, 2020	Mainland China	100%	Technology Service
Shenzhen Chuangyinghuanyu Network Technology Limited (“Chuangyinghuanyu Technology”)**	August 29, 2023	Mainland China	100%	Technology Service
1324492 B.C. Ltd	September 16, 2021	Canada	100%	Investment Holding
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	100%	Investment Holding
Multi Warehouse Ltd*	December 3, 2014	Malta	100%	Online Gaming
Multi Brand Gaming Ltd*	October 3, 2014	Malta	100%	Online Gaming
Multilotto UK Ltd*	September1, 2016	Malta	100%	Online Gaming
Lotto Warehouse Ltd*	September1, 2016	Malta	100%	Online Gaming
Wasp Media Ltd*	August 12, 2016	Malta	100%	Online Gaming
Round Spot Services Ltd*	May 6, 2015	Cyprus	100%	Online Gaming
Multi Pay N.V.*	August 25, 2011	Curacao	100%	Online Gaming
Oddson Europe Ltd*	January10, 2018	Malta	100%	Online Gaming

*A subsidiary of the Multi Group

**Mining pool business classified as discontinued operations as of December 31, 2023

***	Alliance International Technologies is the holding company of the mining pool business prior to the disposition in January 2024 and is also engaged in cryptocurrency mining operation.

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

1.    ORGANIZATION (continued)

On July 23, 2021, the Company announced the decision to dispose of the VIE structures in mainland China, and on August 3, 2021, the Group has terminated all of the VIE structures with the lottery-related affiliated entities and Zhejiang Keying, and the Group has entered into agreement with Zhejiang Keying and Zhejiang Keying’s shareholders to transfer all of the equity interests of Zhejiang Keying’s subsidiaries to Loto Shenzhen. In February 2022, the Company has completed the transfer of the equity interests of Zhejiang Keying’s subsidiaries to Loto Shenzhen. From July 23, 2021, the Company no longer retained any financial interest over the lottery business related VIEs and accordingly deconsolidated the lottery business related VIEs’ financial statements from the Company’s consolidated financial statements. The disposal of lottery business related VIEs represented a strategic shift and has a major effect on the Company’s result of operations. Accordingly, results of operations related to lottery business related VIEs have been reported as discontinued operations for the years ended December 31, 2021.

Going Concern

The accompanying Consolidated Financial Statements are prepared in accordance with U.S. GAAP applicable to a going concern. This presentation contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Group has incurred net losses from continuing operations of US$25,384, US$79,421, and US$39,534, for the years ended December 31, 2023, 2022, and 2021, respectively, and negative cash flow from operating activities of US$28,413, US$63,561, and US$34,271, respectively. The Group has been cooperating with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (the “SEC”) in connection with their investigations into the Group. The Group has been in separate discussions with the Staff of the SEC’s Division of Enforcement and the DOJ regarding potential resolutions of these matters that involve payment of monetary penalties. The combined penalty amounts are still in the process of being discussed and finalized. The Group believes the loss contingency is probable and accrued, to its best estimate, US$10,000 as of December 31, 2023 for the legal contingency based on the latest status of the discussions. See Note 19 for more details. Payments of the combined penalty amounts will further deplete the Group’s liquidity and cash position. In addition, the Group has received a letter from the New York Stock Exchange (“NYSE”) related to its failure to comply with applicable market capitalization and equity criteria in the NYSE’s continued listing standards. The Group has submitted a business plan as to how it intends to regain compliance and is now subject to quarterly monitoring for compliance with the plan. If the Group does not regain compliance, its American depositary shares (“ADSs”) could be delisted from the NYSE. If the Group’s ADSs were delisted from the NYSE, the liquidity and the trading price of its ADSs would be materially and adversely affected.

The assessment of the Group’s ability to meet its future obligations is inherently judgmental, subjective and susceptible to change. The Group considered the projected cash flows for the next twelve months after the issuance of the financial statements. Such cash flows included cash inflows from disposal of cryptocurrency assets at projected prices. Due to a high degree of uncertainties in future prices of cryptocurrency assets, the Group cannot assert that it is probable it will have sufficient cash and cash equivalents to maintain the Group’s planned operations for the next twelve months following the issuance of these consolidated financial statements. The Group has considered both quantitative and qualitative factors that are known or reasonably knowable as of the date of this annual report are issued and concluded that there are conditions present in the aggregate that raise substantial doubt about the Group’s ability to continue as a going concern.

In response to these conditions, the Group may seek to sell additional equity securities or debt securities or borrow from lending institutions. These financing plans are subject to market conditions, and are not within the Group’s control, and therefore, cannot be deemed probable. There is no assurance that the Group will be successful in implementing its plans. As a result, the Group has concluded that management’s plans do not alleviate substantial doubt about the Group’s ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of derivative instruments, implicit interest rate of operating lease, accrual for contingencies, going concern, valuation of contingent consideration from business combination and purchase price allocation for business combinations and asset acquisitions. Actual results could materially differ from those estimates.

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

Foreign currency translation and change in reporting currency

The functional currency of the Company, BVI, 500wan HK, Bee Computing, Alliance Technologies, Skill Esport, Summit Bend, Ohio I, Ohio II, Asgard and its discontinued operation Sunstar Technology is the US$. The functional currency of the Multi Group and its subsidiaries is EUR. The functional currency of Loto Interactive and its subsidiaries is HKD. E-Sun Sky Computer with its former VIEs, Yibao Energy, and its discontinued operations Beijing Guixinyanghang and Chuangyinghuanyu Technology determined their functional currencies to be RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.

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

Starting from the third quarter of 2021, the Group changed its reporting currency from RMB to US$, to reduce the impact of increased volatility of the US$ to RMB exchange rate on the Group’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Group’s results of operations for each period. The related financial statements prior to July 1, 2021 have been recasted to US$ as if the financial statements originally had been presented in US$ since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation gain to the Group’s comprehensive loss of US$1,481 for the years ended December 31, 2021.

Business combinations, asset acquisitions and noncontrolling interests

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Contingent consideration is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is remeasured to fair value as of each reporting date until the contingency is resolved, and subsequent changes in fair value are recognized in earnings. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over, (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations, asset acquisitions and noncontrolling interests (continued)

The Group recognized changes in fair value of contingent consideration in the amount of a gain of US$13,936, US$1,247 and nil during the years ended December 31, 2021, 2022 and 2023, respectively, which was related to the remeasurement of the contingent consideration from the acquisition of Alliance International Technologies Limited. The contingent consideration is settled as of December 31, 2022.

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

Allowance for credit losses

Receivables are carried at original invoiced amount less an allowance for credit losses when collection of the amount is no longer probable. Collateral is not typically required, nor is interest charged on receivables.

The Group’s accounts receivable and other receivables are within the scope of ASC 326, “Financial Instruments – Credit Losses”. To estimate expected credit losses, the Group has identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the Group’s specific facts and circumstances.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cryptocurrency assets

Cryptocurrency assets are included in current assets in the accompanying consolidated balance sheets. Cryptocurrency assets generated from the cryptocurrency mining business and the mining pool business, which is classified as discontinued operations, are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment has occurred, the Company considers the intraday lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset. If the then current carrying value of the unit of cryptocurrency exceeds the fair value so determined, an impairment loss has occurred with respect to those units of cryptocurrencies in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the years ended December 31, 2021, 2022 and 2023, the Group recognized impairment loss of US$12,255, US$9,396 and US$2,359, respectively.

Cryptocurrencies generated from the cryptocurrency mining business, and cryptocurrencies generated and distributed to mining pool participants in relation to the discontinued mining pool business, are included within operating activities in the accompanying consolidated statements of cash flows. The purchases and sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of cryptocurrencies in the consolidated statements of comprehensive loss. The Group accounts for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

The Group also enters into transactions to transfer cryptocurrencies to pay for operating expense and to acquire certain assets. Such transactions are accounted for in accordance with ASC 610-20, “Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets”. Under ASC 610-20, if the Group does not have a controlling financial interest in the entity that holds the cryptocurrency and the arrangement meets the criteria to be accounted for as a contract, the Group would de-recognize the cryptocurrency and recognize a gain or loss on the transfer of the cryptocurrency when control of the cryptocurrency transfers to the counterparty. The gain or loss is measured as the difference between the amount of consideration allocated to the cryptocurrency and its carrying amount. For the years ended December 31, 2021, 2022 and 2023, the disposal gain from such transactions was nil, nil, and US$2,344, respectively.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. The Group assesses goodwill for impairment in accordance with ASC 350-20, “Intangibles–Goodwill and Other: Goodwill”, which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Group recognizes an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value, up to the amount of goodwill allocated to that reporting unit.

The Company identified the BTC.com Pool Business to be the reporting unit for goodwill impairment testing. During the year ended December 31, 2022, the Company performed both qualitative and quantitative assessment for goodwill impairment by comparing the fair value of BTC.com Pool Businesses to its carrying value. The Company used the income approach with the discounted cash flow valuation method with the assistance of a third-party valuation specialist to estimate fair value, which requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rate. As a result, the impairment loss on goodwill of US$26,569 was recognized and included in net loss from discontinued operations in the consolidated statements of comprehensive loss for the year ended December 31, 2022. There was no such impairment for the years ended December 31, 2021 and 2023.

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

The Group recorded an impairment loss of US$56 for intangible assets of Loto Interactive for the year ended December 31, 2021, and a total impairment of US$7,539 for intangible assets of Asgard for the year ended December 31, 2022. There was no such impairment for the year ended December 31, 2023.

The Group recorded an impairment loss of US$22,392 for property and equipment and an impairment loss of US$387 for right-of-use assets, due to the closure and demolition of data centers in Sichuan, China, of Loto Interactive for the year ended December 31, 2021, and an impairment of US$35,224 mainly for the mining machines in Kazakhstan and the USA for the year ended December 31, 2022. There was no such impairment for the year ended December 31, 2023.

Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value and equity method investments.

For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC 321, “Investments Equity Securities”. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

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

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, “Investments-Equity Method and Joint Ventures”. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Group when determining whether an investment has been otherthantemporarilyimpaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and nearterm prospect of the investee, and the Group’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

According to the above testing, impairment loss of nil, US$2,250 and US$1,408 for the long-term investments was recognized during the years ended December 31, 2021, 2022 and 2023, respectively.

Investments in limited partnerships greater than 5% are considered more than minor and accounted for using the equity method, unless it is readily apparent that the Group has virtually no influence over the partnership’s financial and operating policies.

Derivative contracts

Derivative contracts derive their value from underlying asset prices, other inputs or a combination of these factors. The Group does not apply hedge accounting to the derivative contracts, which are recognized as either assets or liabilities on the consolidated balance sheets at fair value, with changes in fair value recognized as changes in fair value of derivative instruments.

From June 2023 to October 2023, the Group entered into several collar arrangements with a third party with one-month term to mitigate the effect of future price fluctuations on Ethereum or Bitcoin. The arrangements result in the Group settling a certain amount of Ethereum or Bitcoin at prices within a range. The arrangements are accounted for as derivative instruments and recorded at fair value. All collar agreements were matured as of December 31, 2023.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative contracts (continued)

From October 2023 to December 2023, the Group entered into three Ethereum accumulator agreements with a third party with terms ranging from six to nine months, subject to early termination. The agreements established a barrier price and a forward strike price on future Ethereum prices, and Group would receive certain Ethereum over the terms at the prices specified in the agreements. The agreements are accounted for as derivative instruments and recorded at fair value. One Ethereum accumulator agreement was early terminated as of December 31, 2023.

The derivative contracts are valued by the issuer of the instruments using pricing models whose inputs are calibrated from observable market data, mainly quoted Ethereum prices, and do not involve material subjectivity. Such valuations are classified within level 2 of the fair value hierarchy.

As of December 31, 2023, the Group recognized derivative asset of US$1,392 which was included in prepayment and other current assets in the consolidated balance sheet. For the year ended December 31, 2023, the Group recognized changes in fair value of derivative instruments of a loss of US$35 in the consolidated statements of comprehensive loss.

Fair value measurements

Financial instruments primarily include cash and cash equivalents, restricted cash, short-term investment, accounts receivable, prepayments and other receivables, derivative asset, equity security without readily determinable fair values, equity method investments, accounts payable and accrued expenses and other current liabilities. The Group carries the investment under the measurement alternative basis and equity method investment on other-than-temporary basis. Derivative asset related to the derivative contracts is measured at fair value on a recurring basis. The carrying values of other financial instruments, approximate their fair values due to their short-term maturities.

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

Revenue recognition

The Group’s revenues were derived principally from cryptocurrency mining and data center services. The Group also generated revenue from its mining pool business, which is classified as discontinued operations in the consolidated statements of comprehensive loss for all periods presented. The Group also provided sports information service through its former lottery business related VIE subsidiaries and disposed of this business line together with the disposal of VIE structures on July 23, 2021.

The Group accounts for revenues under ASC 606, “Revenue from Contracts with Customers”.

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The primary sources of the Group’s revenues are as follows:

Cryptocurrency mining

The Group has entered into cryptocurrency mining pools, by executing contracts with the mining pool operators to provide computing power to the mining pools. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operators. In exchange for providing computing power, the Group is entitled to considerations in the form of cryptocurrencies from the mining pool operators (less pool operator fees to the mining pool operators which are recorded net with revenues), which is calculated based on a predetermined formula agreed by the Group and the mining pool operators as a part of the contracts. Providing computing power is an output of the Group’s ordinary activities and is the only performance obligation in the Group’s contract with the pool operators. The Group is entitled to consideration even if a block is not successfully placed by the mining pool operators. The transaction consideration the Group receives is noncash consideration in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. All considerations are variable and revenue is recognized when the computing power is provided to the mining pools and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.

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

Mining pool services

The Group operates its mining pool, BTC.com, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network. It receives all the mining rewards, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. Using computing power provided by the pool participants, the Group provides transaction verification services to the blockchain networks and transaction requesters (the “primary mining pool services” or the Company as the “primary mining pool operator”). During the year ended December 31, 2022, the Company entered into arrangements with certain third-party mining pool operators to contribute a portion of the computing power it obtained from BTC.com pool participants to the third-party mining pool operators. In exchange, the Company is entitled to considerations in the form of cryptocurrencies from the third-party mining pools operators calculated based on a predetermined formula regardless of whether the third-party mining pool operators successfully validate the blocks (the “sub mining pool services” or the Company as the “sub mining pool operator”) (primary mining pool services and sub mining pool services collectively referred as the “mining pool services”).

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

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2022 and 2023, the Group recorded advance from customers balance of US$384 and US$397 respectively, which was included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets. US$640, US$361 and nil of deferred revenue included in the opening balances of advance from customers was recognized during the years ended December 31, 2021, 2022 and 2023, respectively. The amounts were included in revenues on the accompanying statements of comprehensive loss.

Refer to Note 24 regarding the discussion of the Group’s disaggregate revenue data.

Cost of services

Cost of data center services

The cost of data center services, which consist primarily of direct production costs related to data center service, including the direct service charges for operations. The amounts were US$12,707, US$17,515 and US$21,834 for the years ended December 31, 2021, 2022 and 2023, respectively. These costs are expensed as incurred.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of services (continued)

Cost of cryptocurrency mining

The cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges. The amounts before inter-segment elimination were US$13,174, US$21,678 and US$19,216 for the years ended December 31, 2021, 2022 and 2023, respectively. The amounts after inter-segment elimination were US$10,406, US$14,085 and US$7,273 for the years ended December 31, 2021, 2022 and 2023, respectively. These costs are expensed as incurred.

Depreciation fees

Depreciation fees, which consist primarily of depreciation of machinery and equipment related to cryptocurrency mining and data center services, were US$13,713, US$22,934 and US$9,737 for the years ended December 31, 2021, 2022 and 2023, respectively. These costs are recorded in consolidated statements of comprehensive loss on a straight-line basis over the useful life of the machinery and equipment.

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combinations and asset acquisitions, were, US$1,016, US$3,236 and US$1,211 for the years ended December 31, 2021, 2022 and 2023, respectively. These costs are recorded in consolidated statements of comprehensive loss on a straight-line basis over the useful life of the intangible assets.

Cost of services also comprise lottery insurance expenses, regulatory and compliance fees, platform fees, employee costs, account handling expense and other direct costs incurred in providing services. These costs are expensed as incurred.

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

Leases

The Group’s operating lease right-of-use (“ROU”) assets, current operating lease liability, and non-current operating lease liability are within the scope of ASC 842, “Leases”, and are included in the Group’s consolidated balance sheets. The Group elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Group recognizes lease expenses for such leases on a straight-line basis over the lease term.

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

The Group does not have finance lease arrangements as of December 31, 2023. All right-of-use assets are reviewed for impairment. The Group recorded impairment of US$387, nil and nil, on the right-of-use lease assets during the years ended December 31, 2021, 2022 and 2023, respectively. These costs are expensed as incurred.

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

Share-based compensation

Share options and restricted shares granted to employees and directors are accounted for under ASC 718, “Compensation - Stock compensation”. In accordance with ASC 718, the Group determines whether a share option or restricted shares should be classified and accounted for as an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values. There were no liability awards granted during any of the periods stated herein. The Group recognizes compensation expense using the accelerated method for share options and restricted shares granted with graded vesting based on service conditions, provided that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the share options and restricted shares that are vested at that date.

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

Loss per share

The Company computes loss per Class A and Class B ordinary shares in accordance with ASC 260, “Earnings Per Share”, using the two-class method. Under the provisions of ASC 260, basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net loss per share if their inclusion is anti-dilutive. Potential ordinary shares consist of unvested RSUs and the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of unvested RSUs and outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. The computation of the diluted net loss per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net loss per share of Class B ordinary shares does not assume the conversion of those shares.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share (continued)

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

Recent accounting pronouncements

On November 27, 2023, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.

On December 14, 2023, FASB issued Accounting Standards Update No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Group adopted ASU 2023-08 on January 1, 2024 and applied the modified retrospective transition approach. While the Company is in the process of finalizing implementation, based on a preliminary assessment, the Company anticipates it will recognize an incremental $500 to $1,000 increase in fair value on cryptocurrency assets held with the corresponding cumulative-effect adjustment amount recorded to the opening balance of retained earnings.

On December 14, 2023, FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

3.    CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and restricted cash. As of December 31, 2023, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the mainland China, Hong Kong, and United States, which management believes are of high credit quality.

Concentration of customers

For the years ended December 31, 2021, 2022 and 2023, the customers accounted for 10% or more of the Group’s revenues generated from continuing operations were as follows:

	For the years ended December 31,
	2021		2022		2023
A	*	%	*	%	14.4%
B	*	%	*	%	11.5%

As of December 31, 2022 and 2023, the customers accounted for 10% or more of the Group’s accounts receivable generated from continuing operations were as follows:

	As of	As of
	December 31,	December 31,
	2022	2023
A	* %	45.7%
B	47.2%	21.3%
C	10.5%	14.8%
D	38.2%	* %

Concentration of suppliers

For the years ended December 31, 2021, 2022 and 2023, the suppliers accounted for 10% or more of the Group’s costs generated from continuing operations were as follows:

	For the years ended December 31,
	2021		2022		2023
A	*	%	24.9%		54.0%
B	16.9%		*	%	*	%

As of December 31, 2022 and 2023, the suppliers accounted for 10% or more of the Group’s accounts payable generated from continuing operations were as follows:

	As of	As of
	December 31,	December 31,
	2022	2023
A	43.8%	*	%
B	* %	79.5%
C	31.3%	*	%
D	12.6%	*	%
E	* %	16.3%

*Less than 10%

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

3.    CONCENTRATION OF RISKS (continued)

Vulnerability due to change of regulations or policies

The blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where the Company operates, such as the United States. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China (the “PBOC”), Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued “Announcement on Preventing Token Fundraising Risks” on September 4, 2017, prohibiting all organizations and individual from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the State Council in mainland China called for the need to resolutely control financial risks and crack down on cryptocurrency mining and trading activities. On June 18, 2021, the “Notice of the Sichuan Provincial Development and Reform Commission and the Sichuan Provincial Energy Administration on the Cleanup and Shutdown of Virtual Currency Mining Projects” required electricity companies within Sichuan Province to close down power supply to businesses involved in cryptocurrency mining. On June 21, 2021, the Company terminated the operations of the two data centers in Sichuan according to the written notice from the Local Power Supplier.

As of December 31, 2022, the mining pool subsidiary of the Company has completely exited the mainland China market, ceased registering new users from mainland China and retired accounts of existing users from mainland China. The mining pool business was classified as discontinued operations as of December 31, 2023 and disposed of in January 2024 when the Company relinquished the control.

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

From July 23, 2021, the Group no longer retained any financial interest over lottery business related VIEs and accordingly deconsolidated lottery business related VIEs’ financial statements from the Group’s consolidated financial statements. The disposal of lottery business related VIEs represented a strategic shift and has a major effect on the Group’s result of operations. Accordingly, revenues, expenses and cash flows related to lottery business related VIEs have been classified in the consolidated financial statements as discontinued operations for the year ended December 31, 2021.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of VIEs and VIE subsidiaries (continued)

On July 23, 2021, the Group calculated a loss resulting from such disposition as follows:

As of July 23, 2021
US$
Consideration	—

Cash and cash equivalents	1,200
Restricted Cash	194
Prepayments and other receivables	2,032
Property and equipment, net	1,346
Intangible assets, net	102
Long-term investments	492
Other non-current assets	236
Accrued payroll and welfare payable	(173)
Accrued expenses and other current liabilities	(833)
Long-term payables	(61)

Net assets of lottery business related VIEs*	4,535
Noncontrolling interest of lottery business related VIEs	2,162

Less: Net assets of lottery business related VIEs contributable to the Company	6,697

Loss on disposal of lottery business related VIEs	(6,697)
*	Net assets of lottery business related VIEs excluded payables of US$31,195 to the Company, which mainly consisted of a loan of US$27,987 provided by the Company to the former VIE subsidiary, Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky Network”) and the Company does not have an intention to collect. The exemption of debt filed by the Company and E-Sun Sky Network was approved by the PRC State Administration of Foreign Exchange and the State Taxation Administration in May 2022.

The condensed cash flows of lottery business related VIEs were as follows for the years ended December 31, 2021:

For the year ended December 31,
2021*
US$
Net cash used in operating activities	(2,985)
Net cash provided by investing activities	953
Net cash used in financing activities	(26,955)

Effect of foreign exchange on cash	381

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of VIEs and VIE subsidiaries (continued)

The operating results from discontinued operations of VIEs and VIE subsidiaries included in the Group’s consolidated statements of comprehensive loss were as follows for the year ended December 31, 2021:

For the year ended December 31,
2021*
US$
Major classes of line items constituting pre-tax profit of discontinued operations

Revenues	1,269
Cost of revenue	(192)
Sales and marketing expenses	(556)
General and administrative expenses	(2,322)
Service development expenses	(496)
Other income that are not major	73
Loss from discontinued operations, before income tax	(2,224)
Income tax expense	—
Loss from discontinued operations, net of income tax	(2,224)
Loss on disposal of the subsidiary, net of income tax	(6,697)
Net loss from discontinued operations, net of income tax	(8,921)

*Included financial results of discontinued operations from January 1, 2021 to July 23, 2021.

Disposition of mining pool business

On December 28, 2023, the Group entered into an agreement to sell its entire mining pool business for a total consideration of US$5,000, with payment arrangement of US$3,000 as the initial payment, US$1,000 as the second payment in October 2024 and US$1,000 as the third payment in October 2025. The disposal of the mining pool business represents a strategic shift and has a major effect on the Group’s results of operations. Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2023 and the comparable periods have been classified to reflect the mining pool business as discontinued operations.

While the closing of the transaction occurred on February 29, 2024, for accounting purposes the mining pool business was deemed to be disposed of on January 31, 2024 when the Group relinquished control and received the first payment of the consideration by retaining 71.37 bitcoins of the mining pool business for compliance and safety purposes when transferring the mining pool business to the buyer. The retained bitcoins have a fair value of US$3,000 as determined using US$42 per bitcoin, which was published by Coinbase.com on January 29, 2024 at UTC 0:00.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of mining pool business (continued)

Assets and liabilities of discontinued operations of the mining pool business were as follows as of December 31, 2022 and 2023:

	As of	As of
	December 31,	December 31,
	2022	2023
	US$	US$
ASSETS
Cash and cash equivalents	77	33
Accounts receivable, net	545	1,115
Prepayments and other current assets	86	101
Cryptocurrency assets	9,360	12,553
Current assets of discontinued operations	10,068	13,802

Property and equipment, net	11	4
Intangible assets, net	15	7
Non-current assets of discontinued operations	26	11	*

LIABILITIES
Accounts payable	19,753	27,250
Accrued payroll and welfare payable	72	119
Accrued expenses and other current liabilities	330	236
Current liabilities of discontinued operations	20,155	27,605
*

For presentation purpose, non-current assets of discontinued operations as of December 31, 2023 have been classified as current assets of discontinued operations in the consolidated balance sheets as the disposition occurred in January 2024.

The operating results from discontinued operations of the mining pool business included in the Group’s consolidated statements of comprehensive loss were as follows for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
Major classes of line items constituting pre-tax profit of discontinued operations

Revenues	1,310,970	636,937	296,942
Cost of revenue	(1,319,770)	(642,754)	(295,468)
Sales and marketing expenses	(64)	(297)	(354)
General and administrative expenses	(3,198)	(840)	(417)
Service development expenses	(1,898)	(1,452)	(353)
Other operating income	16	475	70
Other operating expenses	(28)	(3,107)	—
Net gain (loss) on disposal of cryptocurrency assets	10,421	16,195	(860)
Impairment of cryptocurrency assets	(26,064)	(9,039)	(2,886)
Changes in fair value of derivative instruments	3,696	—	—
Impairment of intangible assets	—	(48,555)	—
Impairment of goodwill	—	(26,569)	—
Loss before income tax from discontinued operations	(25,919)	(79,006)	(3,326)
Income tax expense	—	—	—
Net loss from discontinued operations, net of applicable income taxes	(25,919)	(79,006)	(3,326)

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of mining pool business (continued)

The condensed cash flows of the mining pool business were as follows for the years ended December 31, 2021, 2022, and 2023:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Net cash provided by (used in) operating activities	4,518	(29,186)	(227)
Net cash provided by (used in) investing activities	364	34,354	(413)
Net cash (used in) provided by financing activities	(3,687)	(6,461)	481

Effect of foreign rate exchange on cash	(16)	191	115

Supplemental disclosures of non-cash investing and financing activities:
Repayment of third-party borrowings in the form of cryptocurrencies	6,523	—	—
Cryptocurrencies acquired in connection with business combination	73,184	—	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of such amounts shown in the consolidated statements of cash flows.

	As of	As of	As of
	December 31,	December 31,	December 31,
	2021	2022	2023
	US$	US$	US$
Cash, cash equivalents and restricted cash – consolidated balance sheets	16,625	5,497	3,244
Cash, cash equivalents and restricted cash, discontinued operations	1,179	77	33
Cash, cash equivalents and restricted cash – consolidated statements of cash flows	17,804	5,574	3,277

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

On March 15, 2023, the Company entered into a share sale and purchase agreement with an unaffiliated third party (the “Buyer”), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, all of the Company’s remaining share ownership in Crypto Flow Technology Limited (“Crypto Flow”), previously known as Loto Interactive, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share for the total consideration of HK$18,314 (US$2,333). Upon completion of this transaction, the Company does not own any shares in Crypto Flow.

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

On December 28, 2023, the Company entered into an agreement with Esport - Win Limited, a Hong Kong limited liability company, to sell its entire mining pool business operated under BTC.com for a total consideration of US$5,000. The disposal of the mining pool business represents a strategic shift and has a major effect on the Company’s results of operations. Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2023 and the comparable periods have been classified to reflect the mining pool business as discontinued operations. The transaction was closed in February 2024 and, for accounting purposes, the mining pool business was deemed to be disposed of on January 31, 2024 when the Company relinquished control.

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

6.    INVESTMENTS

Long-term Investments

	As of	As of
	December 31,	December 31,
	2022	2023
	US$	US$
Carrying amount of equity investments without readily determinable fair value	5,058	3,350
Carrying amount of equity method investments	2,991	823
Carrying amount of long-term investments	8,049	4,173

Equity investments without readily determinable fair value

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured using the measurement alternative was US$9,181, net of US$4,123 and US$8,881, net of US$5,531 in accumulated impairment as of December 31, 2022 and 2023, respectively. The Group recognized an impairment of nil, US$2,250 and US$1,408 for the years ended December 31, 2021, 2022 and 2023, respectively. Impairment charges for the year ended December 31, 2022 included in the net loss consisted of impairment on equity investment in PTE (Hong Kong) LTD of US$1,000 and impairment on equity investment in Cheerful Interactive Limited of US$1,250. Impairment charges for the year ended December 31, 2023 included in the net loss consisted of impairment on equity investment in Beijing Weisaishidai Sports Technology Co., Ltd of US$1,408.

Equity method investments

Investments were classified as equity method investments as the Group has significant influence over the entities. The net operating income (loss) from equity method investments from continuing operations recognized for the years ended December 31, 2021, 2022 and 2023 were US$(1,184), US$164, and US$(295), respectively. The net operating income (loss) from equity method investments included in net loss from discontinued operations recognized for the years ended December 31, 2021, 2022 and 2023 were US$(399), nil and nil, respectively.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

7.    CRYPTOCURRENCY ASSETS

The amounts represented the cryptocurrencies held by the Group’s continuing operations as of December 31, 2022 and 2023. The movement of cryptocurrencies was as follows:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Beginning balance	—	16,859	5,612
Cryptocurrencies mined from mining business	39,013	40,561	21,601
Deposits received from customers of mining data center	3,965	2,192	—
Deposits returned to customers of mining data center	—	—	(71)
Payment of service expense and long-lived assets	—	(6,939)	(13,810)
Disposal of cryptocurrency assets*	(2,295)	(41,264)	(31,601)
Utility fee received from customers of mining data center	(29,213)	3,658	13,901
Cryptocurrencies purchased using fiat currency	—	—	13,381
Cryptocurrencies collected from derivative contracts	—	—	9,500
Cryptocurrencies paid to derivative contracts	—	—	(8,560)
Cryptocurrencies paid in connection with the assets acquisition	(1,731)	—	—
Others	86	(59)	31
Impairment of cryptocurrency assets	(12,255)	(9,396)	(2,359)
Proceeds from issuance of ordinary shares for private placement	19,289	—	—
Ending balance of cryptocurrency assets, net	16,859	5,612	7,625

*     In January 2022, the Company entered into a loan agreement and a pledge agreement for one year, pursuant to which the lender agreed to lend to the Company funds equal to approximately US$6,306, which was 65% of the current fair market value of 4,000 Ethereum, with a fixed interest rate of 3.25% per annum. In June 2022, the loan has been fully settled by rendering the pledged Ethereum to the lender. Disposal of cryptocurrencies for the year ended December 31, 2022 included the carrying amount of the pledged Ethereum of US$9,628 rendered to the lender and the Group recorded a loss on disposal of cryptocurrencies in the amount of approximately US$3,322.

From June to October 2023, the Company entered into several collar agreements with a third party with one-month term to mitigate the effect of future price fluctuations on Ethereum or Bitcoin. Pursuant to the arrangements, the Company transferred in total of 3,200 Ethereum and 40 Bitcoins to the counterparty and received USDT and USDC equal to 70% of the initial notional amount of the Ethereum and Bitcoins at the agreement date. Disposal of cryptocurrency assets for the year ended December 31, 2023 included the net effect of the carrying amount of the Ethereum and Bitcoins transferred to the counterparty of US$4,650 and the fair value of the USDT and USDC received of US$5,015. The Group also recorded a gain on disposal of cryptocurrencies related to the transfer of the Ethereum in the amount of US$2,344.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

8.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of	As of
	December 31,	December 31,
	2022	2023
	US$	US$

Receivables from third-party payment service providers	504	539
Utility deposits	—	3,883
Other deposits	630	890
Deferred expense*	1,607	430
Loans to the third parties	1,259	895
Recoverable value-added input tax	3,535	—
Derivative assets	—	1,392
Others	689	347
Less: allowance for credit losses	—	(2,078)
Prepayments and other receivables	8,224	6,298

*     Deferred expense represents cash paid in advance to vendors, such as consultant expense and compliance expense, which would be amortized according to their respective service periods.

9.    PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	As of	As of
	December 31,	December 31,
	2022	2023
	US$	US$

Machinery and equipment	79,941	93,928
Electronics and office equipment	485	469
Motor vehicles	901	1,029
Leasehold improvements	5,704	5,549
Construction in progress	8,703	—

Property and equipment, cost	95,734	100,975
Less: Accumulated depreciation	(34,135)	(43,752)
Less: Provision for impairment	(34,390)	(34,390)

Property and equipment, net	27,209	22,833

Depreciation expenses from continuing operations for the years ended December 31, 2021, 2022 and 2023 were approximately US$14,328, US$24,047 and US$9,852, respectively. Depreciation expenses from discontinued operations were approximately US$734, US$3 and US$6 for the years ended December 31, 2021, 2022 and 2023, respectively.

Impairment as of December 31, 2022 and 2023 was mainly due to the impairment of mining machines in Kazakhstan and the USA. Impairment loss for the years ended December 31, 2021, 2022 and 2023 were approximately US$22,392, US$35,224 and nil, respectively.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

10.   INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of	As of
	December 31,	December 31,
	2022	2023
	US$	US$
Cost:
Computer software	3,538	3,584
License agreement	22,252	22,252
Internet domain name	150	150
Brand name	12,710	12,710
Strategic contract	10,010	10,010
Unpatented technology	3,633	3,633
	52,293	52,339
Accumulated amortization:
Computer software	(2,953)	(3,046)
License agreement	(5,470)	(5,470)
Internet domain name	(25)	(40)
Brand name	(3,123)	(3,116)
Strategic contract	(2,471)	(2,471)
Unpatented technology	(505)	(1,716)
	(14,547)	(15,859)
Impairment* :
Computer software	(524)	(524)
License agreement	(16,782)	(16,782)
Brand name	(9,602)	(9,602)
Strategic Contract	(7,539)	(7,539)
	(34,447)	(34,447)
Intangible assets, net	3,299	2,033

*     The impairment as of December 31, 2021 include impairment of US$56 related to the intangible assets of computer software of Loto Interactive. During the year ended December 31, 2022, the Group recorded additional impairment of US$7,539 for the strategy contract of Asgard. The Group derecognized accumulated impairment of US$56 as a result of the disposal of Loto Interactive during the year ended December 31, 2022. There was no impairment for the year ended December 31, 2023.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

10.   INTANGIBLE ASSETS, NET (continued)

Amortization expenses from continuing operations for the years ended December 31, 2021, 2022 and 2023 were approximately US$1,111, US$3,268 and US$1,252, respectively. Amortization expenses from discontinued operations were approximately US$4,182, US$5,864 and US$6 for the years ended December 31, 2021, 2022 and 2023, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

US$

2024	1,224
2025	722
2026	15
2027	15
2028	15
2029 and thereafter	42
Total	2,033

11.   OPERATING LEASES

The Group entered into various operating lease agreements for offices space. The remaining lease terms range from 1.33 to 2.73 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group’s consolidated balance sheets.

	As of	As of
	December 31,	December 31,
	2022	2023
	US$	US$

Right-of-use assets	4,135	4,273

Operating lease liabilities - current	1,367	1,681
Operating lease liabilities - non-current	2,837	2,538
Total operating lease liabilities	4,204	4,219

For the year ended December 31, 2021, the Group had operating lease costs from continuing operations of US$1,223 and recorded short-term lease costs of US$270. For the year ended December 31, 2022, the Group had operating lease costs from continuing operations of US$1,611 and recorded short-term lease costs of US$976. For the year ended December 31, 2023, the Group had operating lease costs from continuing operations of US$1,614 and recorded short-term lease costs of US$390. Cash paid for amounts included in the measurement of operating lease liabilities were US$735, US$1,725 and US$1,570 for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, the weighted average remaining lease term was 2.57 years and the weighted average discount rate was 3.91%.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

11.   OPERATING LEASES (continued)

The following table summarizes the maturity of operating lease liabilities as of December 31, 2023:

US$

2024	1,813
2025	1,542
2026	1,076
Total	4,431
Less: imputed interest	(212)
Present value of lease liabilities	4,219

12.   ACCOUNTS PAYABLES

Accounts payables consist of the following:

	As of	As of
	December 31,	December 31,
	2022	2023
	US$	US$
Utility cost payable	1,609	—
Server hosting payable	878	787
Computing power service fee payable	1,149	—
Others	36	34
	3,672	821

13.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	December 31,
	2022	2023
	US$	US$

Advance from end users*	384	397
Deposit from customers**	1,302	1,404
Business tax and other taxes payable	228	129
Professional fees and services payable	1,451	1,843
Promotional events payables	351	355
Construction payables	670	—
Legal contingencies***	—	10,000
Others	439	205
Accrued expenses and other current liabilities	4,825	14,333

*     Advance from end users represents payments received by the Group in advance from the end users prior to the services to be provided.

**   Deposit from customers represents deposit payments received by the Group from customers in the data center business.

*** Legal contingencies represent the accrual based on the Group’s best estimate for monetary penalties that would be charged by DOJ and SEC for their investigations into the Group. See Note 19 for more details.

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

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s mainland China subsidiaries, E-Sun Sky Computer, Yibao Energy and Guixinyanghang being foreign-invested enterprises established in the mainland China, are required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its mainland China statutory accounts. They are required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the E-Sun Sky Computer, Yibao Energy and Guixinyanghang.

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

Under mainland China laws and regulations, there are restrictions on the Company’s mainland China subsidiaries with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s mainland China subsidiaries, as determined pursuant to mainland China generally accepted accounting principles, totaling approximately US$44,215 as of December 31, 2023. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2022 and 2023 and for each of the three years in the period ended December 31, 2023 are disclosed in Note 26.

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

USA

Summit Bend, Ohio I, Ohio II and Asgard are incorporated in the USA. Under the current laws, profits tax in USA is generally assessed at the rate 21% of taxable income.

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

15.   INCOME TAXES (continued)

Hong Kong

500wan HK, Sunstar Technology, Skill Esport and Bee Computing are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income up to HKD2,000 and assessed at the rate of 16.5% of taxable income over HKD2,000.

Mainland China

A new enterprise income tax law (the “EIT Law”) in mainland China was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. The subsidiaries incorporated in mainland China are subject to the EIT rate of 25% in 2021, 2022 and 2023.

Income (loss) before income taxes from continuing operations consists of:

	2021	2022	2023
	US$	US$	US$

Cayman Islands	(7,732)	(354)	(14,253)
USA	(1,292)	(54,267)	(3,935)
Hong Kong	(2,927)	(22,352)	(5,294)
Malta	(1,152)	(421)	(1,092)
Curacao	114	(31)	(27)
Mainland China	(26,904)	(242)	(4,755)
British Virgin Islands	—	(1,754)	3,972

	(39,893)	(79,421)	(25,384)

The current and deferred components of the income tax expense from continuing operations in the consolidated statements of comprehensive loss are as follows:

	2021	2022	2023
	US$	US$	US$

Current tax benefit	—	—	—
Deferred tax benefit	359	—	—

Income tax benefit	359	—	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.   INCOME TAXES (continued)

The reconciliation of tax is computed by applying the statutory United States federal income tax rate of 21% to income tax benefit from continuing operations as the Group’s continuing operations are primarily operated in the United States for 2023. The statutory United States federal income tax rate of 21% was used for 2021 and 2022 income tax reconciliations to ensure comparability.

	2021	2022	2023
	US$	US$	US$

Loss before income taxes	(39,893)	(79,421)	(25,384)
Income tax computed at applicable tax rates	(8,378)	(16,678)	(5,331)
Effect of different tax rates in different jurisdictions	(938)	3,649	2,790
Non-deductible expenses	3,140	5,088	5,133
Change in valuation allowance	4,563	8,335	(2,363)
Effect of EIT reversal for previous years	(359)	—	—
Research and development super-deduction	(263)	(394)	(229)
	(359)	—	—

The components of deferred taxes are as follows:

	2022	2023
	US$	US$

Deferred tax assets
Bad debt provision	700	913
Impairment loss	12,673	13,038
Net operating losses (“NOLs”)	27,130	28,915
Less: valuation allowance	(40,503)	(42,866)
Total deferred tax assets, net	—	—

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2023, the Group had NOLs of approximately US$26,181 from mainland China subsidiaries, and US$80,245 from Hong Kong subsidiaries, which can be carried forward to offset future net profit for income tax purposes. The NOLs from mainland China subsidiaries as of December 31, 2023 will expire in years 2024 to 2028 if not utilized. The Group recorded a full valuation allowance against the deferred tax assets as we have determined that it was more likely than not that all of our deferred tax assets will not be realized in the future due to our continuing pre-tax and taxable losses.

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries were nil as of December 31, 2022 and 2023. Upon repatriation of the foreign subsidiaries, in the form of dividends or otherwise, the Company would be subject to various mainland China income taxes including withholding income tax. The related unrecognized deferred tax liabilities were nil as of December 31, 2022 and 2023.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. The management evaluated the Group’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2022 and 2023.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

16.   EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in mainland China participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the mainland China subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately US$699, US$690 and US$364 for continuing operations for the years ended December 31, 2021, 2022 and 2023, respectively.

17.   SHARE-BASED PAYMENT

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

A summary of share options and restricted shares activity and related information for the years ended December 31, 2021, 2022 and 2023 are as follows:

Share options granted to employees and directors

			Weighted	Weighted
		Weighted	average	average
		average	grant date	remaining	Aggregated
	Number of	exercise	fair value per	contractual	intrinsic
	options	price	share	year	value
		US$	US$	(Years)	US$

Outstanding, January 1, 2021	7,259,020	0.99	1.09	0.51	907
Granted	—	—	—	—	—
Expired	(3,708,680)	2.70	1.15	—	—
Exercised	(3,508,990)	0.71	1.00	—	524
Outstanding, December 31, 2021	41,350	0.40	0.97	1.81	9
Granted	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—
Outstanding, December 31, 2022	41,350	0.40	0.97	0.81	—
Granted	—	—	—	—	—
Expired	(41,350)	0.40	0.97	—	—
Exercised	—	—	—	—	—
Outstanding, December 31, 2023	—	—	—	—	—
Vested and expected to vest at December 31, 2023	—	—	—	—	—
Exercisable at December 31, 2023	—	—	—	—	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.   SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors

		Weighted
		average
		grant date	Aggregated
	Number of	fair value	intrinsic
	options	per share	value
		US$	US$

Outstanding, January 1, 2021	30,884,300	0.62	27,796
Granted	25,777,390	0.42	15,827
Forfeited	—	—	—
Exercised	(34,632,130)	0.60	21,264
Outstanding, December 31, 2021	22,029,560	0.42	13,526
Granted	—	—	—
Forfeited	—	—	—
Exercised	(22,029,560)	0.42	348
Outstanding, December 31, 2022	—	—	—
Granted	87,737,000	0.02	1,955
Forfeited	—	—	—
Exercised	(47,419,000)	0.02	754
Outstanding, December 31, 2023	40,318,000	0.03	2,032

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as of December 31, 2022 and 2023 and the exercise price.

As of December 31, 2023, there was no unrecognized share-based compensation costs related to options granted to employees and directors that is expected to be recognized.

As of December 31, 2023, there was US$926 unrecognized share-based compensation costs related to restricted shares granted to employees that is expected to be recognized.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.   SHARE-BASED PAYMENT (continued)

Total share-based compensation expenses relating to options and restricted shares granted to employees, consultants and directors for the years ended December 31, 2021, 2022 and 2023 are included in:

	For the year ended December 31, 2021
	Employees	Directors	Total
	US$	US$	US$

Cost of services	1,665	—	1,665
Sales and marketing expenses	16	—	16
General and administrative expenses	2,843	1,613	4,456
Service development expenses	309	—	309

	4,833	1,613	6,446

	For the year ended December 31, 2022
	Employees	Directors	Total
	US$	US$	US$

Cost of services	1,372	—	1,372
General and administrative expenses	919	2,046	2,965
Service development expenses	137	—	137

	2,428	2,046	4,474

	For the year ended December 31, 2023
	Employees	Consultants	Directors	Total
	US$	US$	US$	US$
Cost of services	231	—	—	231
General and administrative expenses	665	56	52	773
Service development expenses	26	—	—	26

	922	56	52	1,030

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

A summary of warrants and pre-funded warrants activity and related information for the years ended December 31, 2021, 2022 and 2023 are as follows:

			Weighted
			Average
	Class A	Weighted Average	Remaining	Aggregate
	Ordinary Shares	Exercise Price	Contractual Life	Intrinsic Value
		US$	(Years)	US$
Outstanding, January 1, 2021	—	—	—	—
Granted	100,000,000	0.68	2.53	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2021	100,000,000	0.68	2.53	—
Granted	679,333,300	0.09	3.31	—
Forfeited	—	—	—	—
Exercised	(48,000,000)	0.07	—	—
Outstanding, December 31, 2022	731,333,300	0.17	3.07	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2023	731,333,300	0.17	2.07	—
Vested and expected to vest at December 31, 2023	731,333,300	0.17	2.07	—
Exercisable at December 31, 2023	731,333,300	0.17	2.07	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.   RELATED PARTY TRANSACTIONS

Amounts due from related party

The due from related party balance as of December 31, 2021 consisted of prepayments for assets purchased from Viking Data Centers, the then minority interest shareholder of a subsidiary. In June 2022, the Company purchased all remaining equity interest of the subsidiary from Viking Data Centers and it ceased to be a related party of the Company. See Note 22 for detailed discussion. As of December 31, 2022 and 2023, the amount due from related party was zero.

Amounts due to related parties

The due to related parties balance as of December 31, 2021 consisted of payables to Viking Data Centers and certain liabilities of Loto Interactive. In June 2022, the Company purchased all remaining equity interest of the subsidiary from Viking Data Centers and it ceased to be a related party of the Company. See Note 22 for detailed discussion. The amounts related to Loto Interactive Limited were disposed of on July 25, 2022. See Note 5 for detailed discussion. As of December 31, 2022 and 2023, the amount due to related parties was zero.

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

18.   RELATED PARTY TRANSACTIONS (continued)

Related Party transactions

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	US$	US$	US$
Data center operation costs for services provided by a minority interest shareholder of a subsidiary	1,325	9,108	—

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

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2022 and 2023.

Indemnity cost

There was no indemnity cost occurred in 2021, 2022 and 2023.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

19.   COMMITMENTS AND CONTINGENCIES (continued)

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. If a range of probable loss is established, the minimum amount in the range is accrued, unless some other amount within the range appears to be a better estimate. The Group reviews the need for any such liability on a regular basis and has not recorded any material liabilities in this regard during 2021 and 2022.

On December 31, 2019, the Group announced the formation of a special investigation committee, consisting of the independent members of the board, to internally investigate (i) alleged illegal money transfers made in connection with the potential development of an integrated casino resort project in Japan and (ii) the previous arrests that were made by the Tokyo District Public Prosecutors Office. The prosecutions resulted in the conviction of government officials and former intermediaries, including an external consultant of the Company who also formerly served as a director of our subsidiary in Japan. The Group has been cooperating with the DOJ and the SEC in connection with their investigations into the Group. The Group has been in separate discussions with the Staff of the SEC’s Division of Enforcement and the DOJ regarding potential resolutions to settle these matters. Any potential resolution of these matters would involve payment of monetary penalties in amounts that are likely to be significant and would be subject to approval by the SEC Commissioners for any proposed SEC settlement and the DOJ for any proposed DOJ resolution. The combined penalty amounts are still in the process of being discussed and finalized considering the Company’s ability to pay those combined penalty amounts under its current financial condition. Based on the latest status of the discussions as of the date of this annual report, the Group believes the loss contingency is probable and accrued, to its best estimate, US$10,000 as of December 31, 2023 for the contingent loss. As no payment plan has been agreed to in the discussions, the entire amount of US$10,000 has been accrued in accrued expenses and other current liabilities on the consolidated balance sheets.

Operating lease commitments

The information of lease commitments is provided in Note 11.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

20.   LOSSES PER SHARE

Basic and diluted losses per share for each of the years presented is calculated as follows:

	For the years ended December 31,
	2021		2022		2023
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B

Losses per share from continuing operations—basic:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating losses per ordinary share—basic	(27,742)	—	(76,409)	—	(25,384)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	622,337,875	99	871,036,400	99	1,102,373,715	99
Denominator used for losses per share	622,337,875	99	871,036,400	99	1,102,373,715	99
Losses per share from continuing operations — basic	(0.04)	—	(0.09)	—	(0.03)	—

Losses per share from continuing operations—diluted:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating losses per ordinary share— diluted	(27,742)	—	(76,409)	—	(25,384)	—
Reallocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	—	—	—	—	—	—
Net loss from continuing operations attributable to ordinary shareholders	(27,742)	—	(76,409)	—	(25,384)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	622,337,875	99	871,036,400	99	1,102,373,715	99
Conversion of Class B to Class A ordinary shares	99	—	99	—	99	—
Denominator used for losses per share	622,337,974	99	871,036,499	99	1,102,373,814	99
Losses per share from continuing operations—diluted	(0.04)	—	(0.09)	—	(0.03)	—

Losses from continuing operations per ADS*:
Denominator used for losses per ADS - basic	6,223,379	—	8,710,364	—	11,023,737	—
Denominator used for losses per ADS - diluted	6,223,380	—	8,710,365	—	11,023,738	—
Losses from continuing operations per ADS – basic	(4.46)	—	(8.77)	—	(2.30)	—
Losses from continuing operations per ADS – diluted	(4.46)	—	(8.77)	—	(2.30)	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

20.  LOSSES PER SHARE (continued)

	For the years ended December 31,
	2021		2022		2023
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B

Losses per share from discontinued operations—basic:
Numerator:
Allocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating losses per ordinary share—basic	(34,661)	—	(79,006)	—	(3,326)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	622,337,875	99	871,036,400	99	1,102,373,715	99
Denominator used for losses per share	622,337,875	99	871,036,400	99	1,102,373,715	99
Losses per share from discontinued operations — basic	(0.06)	—	(0.09)	—	(0.00)	—

Losses per share from discontinued operations—diluted:
Numerator:
Allocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating losses per ordinary share— diluted	(34,661)	—	(79,006)	—	(3,326)	—
Reallocation of net loss from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	—	—	—	—	—	—
Net loss from discontinued operations attributable to ordinary shareholders	(34,661)	—	(79,006)	—	(3,326)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	622,337,875	99	871,036,400	99	1,102,373,715	99
Conversion of Class B to Class A ordinary shares	99	—	99	—	99	—
Denominator used for losses per share	622,337,974	99	871,036,499	99	1,102,373,814	99
Losses per share from discontinued operations—diluted	(0.06)	—	(0.09)	—	(0.00)	—

Losses from discontinued operations per ADS *:
Denominator used for losses per ADS - basic	6,223,379	—	8,710,364	—	11,023,737	—
Denominator used for losses per ADS - diluted	6,223,380	—	8,710,365	—	11,023,738	—
Losses from discontinued operations per ADS – basic	(5.56)	—	(9.07)	—	(0.30)	—
Losses from discontinued operations per ADS – diluted	(5.56)	—	(9.07)	—	(0.30)	—

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

21.  EQUITY TRANSACTIONS (continued)

The Company’s Board of Directors has appointed Mr. Man San Vincent Law as its Executive Director, effective as of April 5, 2021, and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a company wholly-owned by Mr. Law. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 17.66% to approximately 43.98% (based on the Company’s total outstanding share capital as of December 31, 2023). See more detail in Note 18.

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

In 2023, 47,419,000 restricted shares were vested and exercised without exercise price. As of December 31 2023, 1,111,232,210 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

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

23.  FAIR VALUE MEASUREMENT

As of December 31, 2023, the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair value measurement
at December 31, 2023
Quoted prices
in active
	Fair	markets for	Significant other	Significant
	value at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Description
Assets
Derivative assets	1,392	—	1,392	—

Total Assets	1,392	—	1,392	—

The Group’s financial assets based on Level 2 inputs consist of derivative assets related to the Ethereum accumulator agreements in which the Company would purchase certain Ethereum over the terms. The fair value of derivative assets not settled as of December 31, 2023 was US$1,392.

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

24.  SEGMENT REPORTING

The Group continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. In December 2023, the Group entered into an agreement to sell its mining pool business, and classified it as discontinued operations in the financial statements for all periods presented. In accordance with ASC 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the different business operating results. As a result, the Group has two reportable segments, including the data center business and the cryptocurrency mining. The Group’s other business, mainly consisting of online gaming in Europe, was not material for the years ended December 31, 2021, 2022 and 2023.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

24.  SEGMENT REPORTING (continued)

The following table presents summary information by segment for continuing operations for the years ended December 31, 2021, 2022 and 2023, respectively.

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Reportable segment revenues:
Data center	14,593	17,580	33,482
Cryptocurrency mining	39,429	46,839	21,562
Others	2,516	199	—
Inter-segment[1]	(2,768)	(7,593)	(11,943)
Total segment and consolidated revenues	53,770	57,025	43,101
Reportable segment cost of revenue-exclusive depreciation and amortization:
Data center	(12,707)	(17,515)	(21,834)
Cryptocurrency mining	(13,174)	(21,678)	(19,216)
Others	(1,667)	(3,425)	—
Inter-segment[1]	2,768	7,593	11,943
Total segment and consolidated cost of revenue-exclusive depreciation and amortization	(24,780)	(35,025)	(29,107)
Reportable segment cost of revenue-depreciation and amortization:
Data center	(2,506)	(4,983)	(2,480)
Cryptocurrency mining	(12,412)	(21,185)	(8,468)
Others	(106)	(2)	—
Inter-segment[2]	295	—	—
Total segment and consolidated cost of revenue-depreciation and amortization	(14,729)	(26,170)	(10,948)
Total segment and consolidated cost	(39,509)	(61,195)	(40,055)
Reconciling items:
Operating expenses	(24,409)	(24,495)	(19,492)
Other operating income	284	115	180
Government grant	—	29	—
Other operating expenses	(14,658)	(2,370)	(13,642)
Net gain (loss) on disposal of cryptocurrency assets	971	(7,835)	7,074
Impairment of cryptocurrency assets	(12,255)	(9,396)	(2,359)
Impairment of property and equipment	(22,392)	(35,224)	—
Changes in fair value of contingent considerations	13,936	1,247	—
Impairment of intangible assets	(56)	(7,539)	—
Operating loss	(44,318)	(89,638)	(25,193)
Other income, net	594	9,031	691
Interest income	56	150	242
Interest expense	(775)	(218)	—
(Loss) gain from equity method investments	(1,184)	164	(295)
Gain on previously held equity interest	5,500	—	—
Impairment of long-term investments	—	(2,250)	(1,408)
Gain from disposal of subsidiaries	234	3,340	—
Change in fair value of derivative instruments	—	—	(35)
Gain from disposal of long-term investments	—	—	614
Income tax benefits	359	—	—
Net loss from continuing operations	(39,534)	(79,421)	(25,384)

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

24.  SEGMENT REPORTING (continued)

1	The inter-segment eliminations mainly consist of data center revenue of US$2,768, US$7,593 and US$11,943 generated from data center services provided by data center segment to cryptocurrency mining segment for the years ended December 31, 2021, 2022 and 2023, respectively, and corresponding data center services cost of US$2,768, US$7,593 and US$11,943 incurred by cryptocurrency mining segment for the years ended December 31, 2021 2022 and 2023, respectively, which have been eliminated upon consolidation.
2	The inter-segment eliminations mainly consist of internal transfer costs related to the transfer of cryptocurrency mining machines out of China, all of which have been eliminated upon consolidation.

The following table presents the revenue from continuing operations by geographical locations for the years ended December 31, 2021, 2022 and 2023, respectively.

	For the years ended December 31
Revenues	2021	2022	2023
	US$	US$	US$
Hong Kong	39,731	47,038	21,562
USA	3,133	17,580	33,482
Europe	2,214	—	—
Mainland China	11,460	—	—
Inter-segment	(2,768)	(7,593)	(11,943)
	53,770	57,025	43,101

The following table presents the long-lived assets (including property and equipment, net and right-of-use assets) by geographical locations as of December 31, 2022 and December 31, 2023, respectively.

Long-lived assets	As of December 31, 2022	As of December 31, 2023
	US$	US$
USA	29,317	25,400
Hong Kong	1,365	693
Mainland China	289	1,013
Kazakhstan	373	—
	31,344	27,106

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

25.  SUBSEQUENT EVENTS

Issuance Shares to Bee Computing Employee

According to the Amended and Restated Share Exchange Agreement the Company entered into in April 2022 in relation to the acquisition of Bee Computing, the Company shall issue certain incentive shares when the research and development project meet certain target. Bee Computing has successfully completed the development of Litecoin ASIC mining machine that met the specific target. The Company therefore issued 2,291,280 Class A Ordinary shares on March 27, 2024.

Completion of Sale of Mining Pool Business

On December 28, 2023, the Company entered into an agreement with Esport – Win Limited, a Hong Kong limited liability company, to sell its entire mining pool business operated under BTC.com (the “Business”) for a total consideration of US$5,000. The transaction was closed on February 29, 2024. However, for accounting purposes the Business was deemed to be disposed of on January 31, 2024 when the Company relinquished control and received the first payment of the Consideration by retaining 71.37 bitcoins of the Business for compliance and safety purposes when transferring the Business to Esport – Win Limited. The retained bitcoins have a fair value of US$3,000 as determined using US$42 per bitcoin, which was published by Coinbase.com on January 29, 2024 at UTC 0:00.

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

As of December 31, 2023, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of	As of
	December 31,	December 31,
	2022	2023
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	137	35
Short-term investment	2,360	—
Cryptocurrency assets	2,811	349
Other current assets	32,285	29,646
Amounts due from intergroup companies	169,459	150,615

Total current assets	207,052	180,645

Non-current assets:
Investment in subsidiaries	(129,151)	(144,824)
Intangible assets, net	125	110

Total non-current assets	(129,026)	(144,714)

TOTAL ASSETS	78,026	35,931

	As of	As of
	December 31,	December 31,
	2022	2023
	US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	159	79
Accrued expenses and other liabilities	619	10,720
Amounts due to intergroup companies	24,120	—

Total current liabilities	24,898	10,799

TOTAL LIABILITIES	24,898	10,799

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2022 and December 31, 2023; 1,063,813,210 and 1,111,232,210 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively	54	54
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2022 and December 31, 2023; 65,000 shares issued and outstanding as of December 31, 2022 and December 31, 2023	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2022 and December 31, 2023; 99 shares issued and outstanding as of December 31, 2022 and December 31, 2023	—	—
Additional paid-in capital	620,807	621,837
Treasury shares	(21,604)	(21,604)
Accumulated other comprehensive loss	(3,960)	(4,276)
Accumulated deficit and statutory reserve	(542,169)	(570,879)

Total shareholders’ equity	53,128	25,132

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	78,026	35,931

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$

Revenues	39,414	40,274	—
Operating costs and expenses:
Cost of revenue	(6,279)	(15,595)	(42)
Sales and marketing expenses	(244)	(72)	(6)
General and administrative expenses	(8,047)	(3,307)	(3,134)

Total operating costs and expenses	(14,570)	(18,974)	(3,182)

Net loss on disposal of cryptocurrency assets	(6,582)	(9,349)	539
Impairment of cryptocurrency assets	(4,436)	(7,360)	—

Operating profit (loss)	13,826	4,591	(2,643)
Interest income	9	—	231
Interest expense	(708)	(60)	—
Other operating expense	—	—	(10,000)
Equity in loss of subsidiaries and VIEs	(75,530)	(159,946)	(16,298)

Loss before income tax	(62,403)	(155,415)	(28,710)

Net loss	(62,403)	(155,415)	(28,710)

Other comprehensive income (loss)
Foreign currency translation gain (loss)	1,481	(1,605)	(316)
Reclassification into loss from equity method investments	131	—	—
Share of other comprehensive income from an equity method investee	631	—	—

Comprehensive loss	(60,160)	(157,020)	(29,026)

Condensed statements of cash flows

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$

Net cash used in operating activities	(135,484)	(12,259)	(2,472)
Net cash provided by investing activities	33,227	9,925	2,370
Net cash provided by financing activities	101,873	2,345	—
Net decrease (increase) in cash and cash equivalents	(384)	11	(102)
Cash and cash equivalents at beginning of the year	510	126	137
Cash and cash equivalents at end of the year	126	137	35

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

The parent company records its investment in its subsidiaries and the former VIEs under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries” and their respective loss as “Equity in loss of subsidiaries and VIEs” on the condensed statements of comprehensive loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIEs is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIEs or is otherwise committed to provide further financial support. If the subsidiary and VIEs subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial information should be read in conjunction with the Group’s consolidated financial statements.