Form 20-F
period 2024-12-31
BIT Mining Ltd
filed 2025-04-29
CIK 1517496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

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

1,595,399,890 Class A ordinary shares, 65,000 Class A preference shares and 99 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2024.

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

Our business is primarily conducted in the United States, and all of our revenues have been denominated in U.S. dollars.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	our expectations regarding demand for and market acceptance of our services;
●	our plans to enhance user experience, infrastructure and service offerings;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Holding Company Structure

BIT Mining Limited, our ultimate Cayman Islands holding company, does not have substantive operations other than (1) holding certain of our digital assets in connection with our cryptocurrency mining business and (2) indirectly holding the equity interest in our subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, the United States, Ethiopia and China. As of the date of this annual report, (i) we do not have revenue-generating operations in China, and our remaining operations in China primarily involve the provision of administrative support to our cryptocurrency mining business as well as the provision of internal information technology services to our operating entities outside China; and (ii) we do not maintain any variable interest entity structure in China. Adverse actions by the Chinese government may potentially force us to cease our administrative support and internal information technology services from China to your international cryptocurrency mining business. We used to develop Ethereum Classic mining operation in Hong Kong, but have ceased such operation as we are focusing on growing our cryptocurrency mining operations in the United States. In 2022, 2023 and 2024, our operations in Hong Kong generated approximately 5.3%, nil and nil, of our total revenue from continuing operations and discontinued operations for such year. As used in this annual report, “we,” “us,” “our company” or “our” refers to BIT Mining Limited, a Cayman Islands exempted company and its subsidiaries. Investors in our ADSs are purchasing equity interest in a Cayman Islands holding company.

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report. BIT Mining Limited is the holding company.

We face various legal and operational risks and regulatory uncertainties associated with having certain non revenue-generating subsidiaries, certain administrative personnel, and certain members of the board of directors located in China. If the PRC government restricts or otherwise regulates our remaining operations in China, we may have to scale down or cease such operations. We have already ceased our mining operations in Hong Kong, and moved our mining operation to the U.S. The PRC government has significant authority to exert influence on the ability of a company located in China to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we face risks and uncertainties associated with regulatory approvals of offshore offerings and oversight on cybersecurity and data privacy. Such risks and uncertainties could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over our business operations in China, and may intervene with or influence our China-based operations as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. These regulatory risks and uncertainties could become applicable to our Hong Kong operations if regulatory authorities in Hong Kong adopt similar rules and/or regulatory actions. Any adverse action, once taken by the PRC and/or Hong Kong government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Cash Flows through our Organization

Cash and assets can be transferred between BIT Mining Limited, our holding company incorporated in the Cayman Islands, and our subsidiaries in other countries through intercompany fund advances and capital contributions.

As of the date of this annual report, a substantial majority of our assets and cash are located outside of China. We are not aware of any regulatory restrictions of transferring funds between BIT Mining Limited and its subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, the United States and Ethiopia. We are subject to applicable PRC regulation of loans to or investment in subsidiaries in China.

As of the date of this annual report, BIT Mining Limited has not distributed any earnings to its subsidiaries. BIT Mining Limited currently does not have any plan to distribute earnings to its subsidiaries in the foreseeable future. No transfers, dividends, or distributions have been made to date to U.S. investors.

Transfers between the Holding Company and its Subsidiaries

In 2022, 2023 and 2024, BIT Mining Limited transferred cash to its subsidiaries of US$37.0 million, approximately US$2.5 million and approximately US$4.2 million, respectively, through intercompany fund advances and capital contributions.

In 2022, 2023 and 2024, BIT Mining Limited transferred assets with aggregate values of US$9.2 million, US$6.3 million and US$0.3 million, respectively, to its subsidiaries. Such assets were primarily cryptocurrency assets, through intercompany fund advances. The tax consequences of these asset transfers from BIT Mining Limited to its subsidiaries did not have a material impact on the Company’s consolidated results of operations for the years ended December 31, 2022, 2023 and 2024.

In 2022, 2023 and 2024, the Company’s subsidiaries transferred assets with aggregate values of US$9.0 million, US$9.3 million and US$14.6 million, respectively, to BIT Mining Limited. Such assets were primarily cryptocurrency assets, through intercompany fund advances. The tax consequences of these asset transfers from the Company’s subsidiaries to BIT Mining Limited did not have a material impact on the Company’s consolidated results of operations for the years ended December 31, 2022, 2023 and 2024.

The aforementioned cash and asset transfers between BIT Mining Limited and its subsidiaries were for business operation purposes.

A.	[Reserved]
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.

Our blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where we operate, such as the United States. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations.

We have adopted the development strategy to focus on the expansion of our blockchain and cryptocurrency mining operations to international markets. We have invested in Akon, Ohio, a mining site with access to power capacity of up to 82.5 megawatts. In December 2024, we also completed the first closing of acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia. As of the date of this annual report, we have deployed our mining machines primarily to the United States and Ethiopia. However, we cannot assure you that the government authorities in these international markets will not adopt new laws and regulations in the future to restrict blockchain and cryptocurrency business.

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

Any such government action or anticipated action could have a negative impact not only on the value of existing miners owned by us, but on our ability to purchase new miners and their prices. Such government action or anticipated action could also have a deleterious impact on the price of cryptocurrencies. At a minimum, such events could result in an increase in the volatility of the price of the cryptocurrencies and value of miners owned by us. Moreover, if we discontinue mining operations in one location in response to such government action or anticipated action, we likely would transfer miners to another location. However, this process would result in costs associated with the transfer to be incurred by us, as well as the transferred miners being off-line and not able to mine cryptocurrencies for some time. Our business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulatory and policy environment in the markets where we operate our blockchain and cryptocurrency mining operations.

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

We have adopted the development strategy to focus on the expansion of our blockchain and cryptocurrency mining operations in international markets, and have established, and plan to establish cryptocurrency mining data centers in the United States and Ethiopia. As such, we are subject to regulations applicable to operators of cryptocurrency mining business and data processing business in these jurisdictions. We have obtained relevant governmental approval and license required for our data center operations in these jurisdictions. However, we cannot assure your that we will be able to maintain or renew the required government approval, permit, licenses for our proposed operations on commercially reasonable terms and in a timely manner or at all. Failure to maintain or renew these government approval, permit or licenses for our international operations may cause us to suspend or terminate our data center operations in such jurisdictions, and may subject us to regulatory investigations or legal proceedings and fines in these jurisdictions, which could disrupt our international operations and materially and adversely affect our business, financial condition and results of operations.

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

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Additionally, the SEC’s views in this area have evolved over time, and it is difficult to predict the direction or timing of any continuing evolution. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum, in their current form, are securities. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset. In addition, on February 27, 2025, the SEC’s Division of Corporation Finance issued a formal Staff Statement which took the position that typical meme coins do not constitute “securities” under U.S. federal securities law, and thus transactions in these meme coins need not be registered under the U.S. Securities Act of 1933, as amended, nor exempt from registration because they do not involve an “offer and sale” of securities. With respect to all other digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

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

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (“ATS”), in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements. We have mined cryptocurrencies other than Bitcoin and Ethereum, and we received other types of cryptocurrencies, as commissions of our mining pool operation. The likely status of these cryptocurrencies as securities could limit distributions, transfers, or other actions involving such cryptocurrencies, including mining, in the United States.

We have adopted risk-based policies and procedures to analyze whether the digital assets that we mine, hold and sell for our own account could be deemed to be a “security” under applicable laws. Our policies and procedures do not constitute a legal standard, but rather represent our management’s assessment, based on advice of our securities counsel, regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a digital asset currently held by us is a “security” under applicable laws. If the digital assets mined and held by us are deemed as securities, it could limit distributions, transfers, or other actions involving such digital assets, including mining, in the United States. For example, the distribution of cryptocurrencies to miners could be deemed to involve an illegal offering or distribution of securities subject to U.S. federal or state law. In addition, miners on cryptocurrency networks could, under certain circumstances, be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act. This could require us or our customers to change, limit, or cease mining operations, register as broker-dealers and comply with applicable law, or be subject to penalties, including fines. In addition, we could be subject to judicial or administrative sanctions for failing to sell the digital asset or distribute block rewards in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm.

Distributing digital assets involves risks, which could result in loss of customer assets, customer disputes and other liabilities, adversely impact our business, results of operations and/or financial condition.

In order to own, transfer and use a digital asset on its underlying blockchain network, a person must have a private and public key pair associated with a network address, commonly referred to as a “wallet.” Each wallet is associated with a unique “public key” and “private key” pair, each of which is a string of alphanumerical characters. In order for us to allocate digital assets to customers, customers must provide us with the public key of the wallet that the digital assets are to be transferred to, and we would be required to authorize the transfer. We rely on the information provided by customers to distribute cryptocurrencies to them, and we do not have access to customers’ private key. A number of errors can occur in the process of distributing digital assets to customers’ wallets, such as typos, mistakes, or the failure to include the information required by the blockchain network. For instance, a customer may incorrectly enter the desired recipient’s public key when retrieving digital assets, which may result in the permanent and irretrievable loss of the customer’s digital assets. Such incidents could result in disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business, results of operations and/or financial condition.

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

We are in the process of expanding our cryptocurrency operation into the United States. To the extent that our operations in United States cause us to be deemed a money services business under the regulations promulgated by the Financial Crimes Enforcement Network (“FinCEN”) under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. To the extent that our operations cause us to be deemed a “money transmitter” or equivalent designation, under state law in any U.S. state in which we plan to operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, and may affect an investment in our securities in a materially adverse manner. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses and money transmitters. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may have to leave a particular U.S. state or the United States completely. Any such action would be expected to materially adversely affect our operations.

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

An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. As of December 31, 2024, we do not believe we are an inadvertent investment company, however this issue has not been resolved by SEC rules or regulations. For us, any grace period would be unknown until further clarifications from or regulations by the SEC concerning cryptocurrency treatment. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and cryptocurrency on hand or liquidating our investment securities or cryptocurrency or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

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

While our management concluded that our internal control over financial reporting was effective as of December 31, 2024, we may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

As our remaining operations in China primarily involve the provision of administrative supports to our cryptocurrency mining business outside China, as well as internal information technology services to our operating entities outside China, we may still be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in value-added telecommunications services and other industry sectors set out in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Edition). Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States.

Pursuant to the PRC Cybersecurity Law (“Cybersecurity Law”), which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator (“CIIO”) in the course of its operations in China must be stored in China, and if a critical information infrastructure operator, as defined by “The Security Protection Regulations for Critical Information Infrastructure,” effective on September 1, 2021, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). The Cybersecurity Law also establishes more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The Cybersecurity Law contains an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in China. The Cybersecurity Law emphasizes requirements for network products, services, operations and information security, as well as monitoring, early detection, emergency response and reporting. On January 4, 2022, the CAC announced the adoption of the Cybersecurity Review Measures, and effective on February 15, 2022, online platforms operators possessing personal information of more than one million user must undergo a cybersecurity review by the CAC when they seek listing in foreign markets. In addition, pursuant to the PRC Data Security Law (“Data Security Law”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, all data activities that take place in China, as well as abroad if the data activities are deemed to impair China’s national security, China’s public interest or the legitimate rights and interests of Chinese citizens or organizations, shall be subject to the Data Security Law. The Data Security Law classifies data collected and stored in China based on its potential impact on Chinese national security and regulates its storage and transfer depending on the data’s classification level. Data processors are prohibited from providing any data stored in China, regardless of the data’s sensitivity level and whether or not the data was initially collected in China, to any foreign judicial or law enforcement agency without the prior approval of the relevant PRC authorities. China’s central government is required by the Data Security Law to formulate a catalogue of important data based on the data classified and graded system, while relevant authorities in different regions and industries are then required to identify important data and formulate detailed implementing catalogues for their respective regions and industries. According to Regulation on Network Data Security Management, promulgated by the State Council on September 24, 2024, effective on January 1, 2025, Companies handling data classified as “important data” are required to (i) designate a person in charge of network data security; (ii) set up a network data security management department, performing the following responsibilities: a) formulating and implementing network data security management systems and operation procedures as well as emergency response plans for network data security incidents; b) organizing activities such as network data security risk monitoring, risk assessment, emergency drills, publicity, education and training on a regular basis, and promptly disposing of network data security risks and incidents; c) accepting and handling complaints and reports about network data security; (iii) conduct annual risk assessment for its processing activities, and (iv) report the assessment’s result to the relevant authority. On July 7, 2022, the CAC announced the adoption of the Security Assessment Measures for Outbound Data Transfer (“Security Assessment Measures”), and effective on September 1, 2022, The Security Assessment Measures requires not only CIIOs, but also other data processors to file for CAC’s security assessment before transferring important data out of China. The Administrative Measures on Data Security in the Industry and Information Technology Sectors (for Trial Implementation) (“Security Administrative Measures”) effective on January 1, 2023, divides industrial and telecom data into three categories, namely (i) ordinary data, (ii) important data, and (iii) core data, and requires the data processors to make filings with their Local Regulators regarding their Important Data and Core Data. Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC (“PIPL”), which became effective on November 1, 2021, and requires a personal information handler to meet any of the following conditions when transferring personal information outside the territory of PRC: (i) it shall pass the security assessment organized by the CAC; (ii) it shall have been certified by a specialized agency for protection of personal information; and (iii) it shall enter into a standard contract for the outbound transfer of personal information with the overseas recipient. Furthermore, it is mandatory for the following two types of personal information handlers to declare security assessment for their provision of data abroad to the CAC: (i) personal information handlers processing the personal information of more than one million people that provide personal information abroad; and (ii) personal information handlers that have provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year. In addition, Regulation on Network Data Security Management requires that personal information handlers handling the personal information of more than 10 million individuals shall also designate a person in charge of network data security and set up a network data security management department conducting the same responsibilities as the important data handlers mentioned above.

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

On February 17, 2023, the CSRC releases the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023. The Trial Administrative Measures require that a domestic company seeking direct and indirect overseas offering and listing shall fulfill the filing procedure with the CSRC, submit relevant materials that contain a filing report and a legal opinion, and provide truthful, accurate and complete information on the shareholders and other information required. Where the filing documents are complete and in compliance with stipulated requirements, the CSRC will, within 20 working days after receiving the filing documents, conclude the filing procedure and publish the filing results on the CSRC website. As is stipulated in the Trial Administrative Measures, direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically, while indirect overseas offering and listing by domestic companies refers to such overseas offering and listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis.

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

The Holding Foreign Companies Accountable Act (“HFCA Act”) was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States.

Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2024 have been audited by Our U.S.-based auditor, MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCA Act.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to determine, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation measures, which require us to identify, in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work. If the SEC determines that we have three consecutive non-inspection years, the SEC will issue a stop order to prohibit the trading of our ADSs on any U.S. stock exchange or over-the-counter market. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”), was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the AHFCA Act from three years to two. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the previous December 16, 2021 determinations in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it had completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the previous December 16, 2021 determinations.

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

We currently maintain operations in China primarily for the provision of administrative support to our cryptocurrency mining business outside China, as well as the provision of internal information technology services to our operating entities outside China. The PRC government has significant and arbitrary influence over the operations in China of any company by allocating resources, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. The PRC government may also amend or enforce existing rules and regulation, or adopt ones, which could materially increase our compliance cost, abruptly change the relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our remaining operations in China at any times. In addition, the PRC regulatory system is based in part on government policies and internal guidance, some of which are not published on a timely basis or at all, and some of which may even have a retroactive effect. We may not be aware of all non-compliance incidents at all time, and may face regulatory investigation, fines and other penalties as a result. As a result of the changes in the industrial policies of the PRC government, including the amendment to and/or enforcement of the related laws and regulations, companies with operations in China, including us, and the industries in which we operate, face significant compliance and operational risks and uncertainties. For example, on July 24, 2021, Chinese state media, including Xinhua News Agency and China Central Television, announced a broad set of reforms targeting private education companies providing after-school tutoring services and prohibiting foreign investments in institutions providing such after-school tutoring services. As a result, the market value of certain U.S. listed companies with operations in China in the affected sectors declined substantially. On August 30, 2021, the PRC government imposed restrictions over the provision of online gaming services to minors, aiming at curbing excessive indulgence in online gaming and protecting minors’ mental and physical health, which could adversely affect the development of the online gaming industry in China. The PRC government has also imposed severe restrictions over the operations of cryptocurrency business, which changed the entire industry landscape in China. See “—It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.” In addition, the National Development and Reform Commission of China has classified cryptocurrency mining operations as an industry to be eliminated. We have adopted a development strategy to focus on expansion of our blockchain and cryptocurrency mining operations in international markets, and have adjusted our business operations in China, including the termination of the operations of our data centers in China. As of the date of this annual report, we are not aware of any similar regulations that may be adopted to significantly curtail our remaining non-revenue generating operations in China. However, if other adverse regulations or policies are adopted in China, our remaining operations in China will be materially and adversely affected, and we may have to cease our administrative supports and internal information technology services in China and move them abroad to support our international cryptocurrency mining business, and relocate our offices and certain assets to international markets outside China, which may significantly disrupt our international operations and adversely affect our business, financial condition and results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any offering of our securities to make loans or additional capital contributions to our PRC subsidiaries.

We are an offshore holding company incorporated in the Cayman Islands, with limited operations in China. To the extent necessary, we may make loans to our PRC subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations with the National Development and Reform Commission, or the NDRC, and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for expenditures prohibited by laws and regulations of the State; (ii) unless otherwise specified, directly or indirectly used for securities investment or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II); (iii) used for granting loans to non-affiliated enterprises (except for circumstances where it is specified in the scope of business, or in four areas, namely, Lin-gang Special Area of the China (Shanghai) Pilot Free Trade Zone, Guangzhou Nansha New Area of the China (Guangdong) Pilot Free Trade Zone, Yangpu Economic Development Zone of the China (Hainan) Pilot Free Trade Zone, and Beilun District of Ningbo City, Zhejiang Province); or (iv) used for purchasing residential real estate not for self-use (except for enterprises engaging in real estate development and leasing operation).

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

In recent years, we have begun new lines of businesses and suspended or disposed of existing lines of businesses. Since announcing our entry into the cryptocurrency industry in December 2020, we have (i) purchased cryptocurrency mining machines, (ii) acquired a 7-nanometer mining machine manufacturer to unfurl a comprehensive approach to cryptocurrency mining, (iii) developed a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts, and (iv) completed the first closing of acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia.

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

Political tensions between the United States and China have escalated in recent years due to, among other things, the ongoing trade war between the two countries, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government. Export controls, economic and trade sanctions have been imposed and/or threatened by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies. These have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other Chinese technology companies in a wide range of areas such as data security, emerging technologies, semiconductor manufacturing, artificial intelligence, “dual-use” commercial technologies and applications that could be deployed for surveillance or military purposes, import/export of technology or other business activities. For instance, in 2019 and 2020, the U.S. government announced several executive orders and regulations effectively barring American firms from selling, exporting, re-exporting, or transferring U.S.-origin technology, components and software, among other items, to Chinese technology companies and their respective affiliates. In May 2020, the U.S. Bureau of Industry and Security, or BIS, announced plans to restrict certain Chinese companies and their overseas-related affiliates’ ability to use U.S. technology and software to design and manufacture their products. In August 2020, the U.S. State Department expanded their “Clean Network” program to cover, among others, availability of apps from Chinese companies and storage of data sensitive to U.S. citizens and businesses on cloud-based storage systems run by Chinese companies, including Alibaba. Various executive orders issued by U.S. President Trump have also led to escalating political tensions between the U.S. and China, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay. When such measures become effective, any transaction that is related to such target companies by any such person, or with respect to any such property, subject to the jurisdiction of the United States, with such target companies shall be prohibited. In March 2021, the Federal Communications Commission, or the FCC, said it had identified five Chinese companies that posed a threat to U.S. national security. In November 2021, the U.S. enacted the Secure Equipment Act, which stops companies judged to be a security threat from receiving new telecoms equipment licenses, and directs the Federal Communications Commission not to review applications from such companies ruled a threat. The Secure Equipment Act signifies that equipment from Huawei, ZTE and three other Chinese companies cannot be used in U.S. telecoms networks. In August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act). The CHIPS Act aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the U.S. compete economically against China. In October 2022, BIS released broad changes in export control regulations, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. These restrictions or regulations, and similar or more expansive restrictions or regulations that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. There can be no assurance that the current and/or future restrictions or regulations implemented by the U.S. government, or authorities in other jurisdictions, and related developments, will not have a negative impact on our business operations or reputation.

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

Furthermore, rising trade and political tensions between the United States and China could place pressure on the economic growth in China as well as the rest of the world. Such rising tensions could also reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Starting from February 2025, the U.S. government imposed a series of tariff increases on imports from China. Following the recent announcement by President Trump on April 9, 2025, the tariffs on imports from China have been raised to 145%, and a fact sheet issued by White House on April 15, 2025 indicated that tariffs on certain goods imported from China could be as high as 245%. In response to the multiple rounds of tariff increases by the U.S. government, China also announced several rounds of retaliatory tariffs on goods imported from the U.S., raising the rate to 125%. There may be further developments in tariff policies that are currently unpredictable. Trade tension between China and the United States may further intensify. The United States may adopt even more drastic measures in the future, and China may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. If we were unable to conduct our business as it is currently conducted as a result of such regulatory or policy changes, our business, results of operations and financial condition would be materially and adversely affected.

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

In October 2024, the U.S. Treasury Department issued a final rule establishing a new national security regulatory framework restricting outbound investment from the United States in certain sensitive industries and sectors in China including the Special Administrative Regions of Hong Kong and Macau (the “Outbound Investment Rule”). The Outbound Investment Rule, which took effect on January 2, 2025, targets investments involving any “covered foreign person” which includes persons and entities associated with countries of concern, currently only China, that engage in certain activities in three sectors: (i) semiconductor and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems.  Depending on the activity in question, the Outbound Investment Rule imposes obligations on U.S. persons, either prohibiting, or requiring notification to the U.S. government concerning, “covered transactions,” which is defined to include, among other things, acquisitions of equity interests or provision of certain debt financing to covered foreign persons, brownfield or greenfield investment in China, or entry into a joint venture with a covered person, unless an enumerated exception applies, such as investment in publicly traded securities. We currently do not believe that we are a “covered foreign person” under the Outbound Investment Rule. However, there is no assurance that the U.S. Treasury Department will take the same view as ours. If we were to be deemed a Covered Foreign Person, our ability to raise capital would be significantly and negatively affected, which could be detrimental to our business, financial condition and prospects. In such case, the trading prices of our ADSs and/or our Class A ordinary shares may be materially and adversely affected and the value of our securities may decline significantly. It is also possible that the U.S. government may expand the sectors and technologies subject to the Outbound Investment Rule or adopt additional laws or regulations further restricting outbound investment from the U.S. to or relating to China. For example, on February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which proposes possible expansion of the set of technologies of concern and a review of exceptions to the Outbound Investment Rule, possibly including changes to the existing exception for publicly trades securities. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Furthermore, there were media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. On April 9, 2025, amid the escalation of trade war between the U.S. and China, the U.S. Secretary of the State, Scott Bessent, indicated the possibility of delisting U.S.-listed China-based issuers. If any further such deliberations were to materialize, it may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our ADSs.

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

Since announcing our entry into the cryptocurrency industry in December 2020, we have (i) purchased cryptocurrency mining machines, (ii) acquired a 7-nanometer mining machine manufacturer to unfurl a comprehensive approach to cryptocurrency mining, (iii) developed a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts, and (iv) completed the first closing of acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia. As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to continue to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. There can be no assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

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

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 in November 28, 2012 at block 210,000, to 12.5 on July 9, 2016 at block 420,000, 6.25 on May 11, 2020 at block 630,000, and again to 3.125 on April 20, 2024 at block 720,000. This halving process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million, which is expected around 2140. While bitcoin prices have had a history of price fluctuations around the halving of its cryptocurrency reward, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

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

As with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. On December 3, 2022, the Company’s former subsidiary, BTC.com, experienced a cyberattack. In the cyberattack, certain digital assets were stolen, including approximately US$700,000 in asset value owned by BTC.com’s clients, and approximately US$2.4 million in asset value owned by the Company.

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

As the number of cryptocurrency rewards awarded for solving a block in a blockchain decreases, our ability to achieve profitability worsens. Decreased use and demand for bitcoin rewards may adversely affect our incentive to expend processing power to solve blocks. If the award of bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease our mining operations. For instance, the current fixed reward for solving a new block on the bitcoin blockchain is 3.125 bitcoin currency rewards per block, which decreased from 12.5 bitcoin in May 2020. This reduction may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for mining machines decreases. Mining machines ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make cryptocurrency networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

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

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ADSs could decline. All ADSs sold in our initial public offering and in our subsequent SEC-registered offerings are freely tradable, without restriction, in the public market. All of our outstanding shares will be eligible for sale in the public market, subject to volume limitations and other restrictions under Rule 144 under the Securities Act. In addition, ordinary shares subject to outstanding options under our share incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

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

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we intend to take the position that we were not a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2024, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2025 or future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. For any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets in that taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change, and a portion of which could be attributable to the value of the digital assets and cryptocurrencies we hold for our own account. Therefore, a decrease in the price of our ADSs, or an increase in the proportion of the market value of our ADSs attributable to the value of the digital assets and cryptocurrencies we hold for our own account, may result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We cannot assure you that we were not a PFIC in 2024 nor assure you that we will not be a PFIC for 2025 or any future taxable year.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by non-controlling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

Our company was incorporated under the laws of the Cayman Islands on April 20, 2007 under the name Fine Success Limited, which was changed to 500wan.com on May 9, 2011, changed to 500.com on October 8, 2013 and further changed to the current name BIT Mining Limited in April 2021.

On November 22, 2013, our ADSs began trading on the NYSE under the ticker symbol “WBAI.” We issued and sold a total of 6,653,900 ADSs, representing 66,539,000 Class A ordinary shares, at an initial offering price of $13.00 per ADS. Our ticker symbol was subsequently changed to “BTCM” in April 2021.

We have voluntarily suspended our online sports lottery sales services in response to the promulgation of the Self-Inspection Notice and the Public Announcement since April 4, 2015, and switched to cryptocurrency mining starting from December 2020.

We are committed to becoming a leading cryptocurrency mining enterprise. Since announcing our entry into the cryptocurrency industry in December 2020, we have (i) purchased cryptocurrency mining machines, (ii) acquired a mining machine manufacturer, to unfurl a comprehensive approach to cryptocurrency mining, (iii) invested in the development of a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts in aggregate, and (iv) completed the first closing of acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia.

In December 2020, we entered into a definitive share subscription agreement with Good Luck Information Technology Co., Limited, or Good Luck Information, a company incorporated in Hong Kong, for the issuance and sale of newly issued Class A ordinary shares of our company. Upon closing of the transaction in February 2021, we received 356.04342 bitcoins and US$11.5 million in cash from Good Luck Information, and we issued 85,572,963 newly issued Class A ordinary shares to Good Luck Information. Good luck Information is controlled by Mr. Man San Vincent Law, a founder of our company. Following the completion of this transaction, our shareholding structure became relatively dispersed. In order to ensure the stability of our corporate governance and long-term development of our businesses, our board of directors appointed Mr. Law as our Executive Director, effective as of April 5, 2021, and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a company wholly-owned by Mr. Law. The following is a summary of the key terms associated with the Preference Shares:

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
4)	If Good Luck transfers the Preference Shares to a third party which is not an affiliate of Good Luck, or when Good Luck ceases to be controlled by any person holding executive office in or being a member of the board of director of the Company, Class A Preference Shares shall cease to have any voting right; and
5)	If Mr. Law ceases to serve as a director of the Company, the Company shall be entitled to redeem the Class A Preference Shares at the original subscription price.

In January 2021, we announced that we entered into a definitive purchase agreement with certain sellers, pursuant to which we issued 11,882,860 newly-issued Class A ordinary shares in March 2021 as consideration to acquire bitcoin mining machines owned by the sellers. In this transaction, we also acquired 100% equity interest in Star Light Inc. through Fine Brand Limited, and its wholly owned subsidiaries of Skill Espot Limited and Chongqing Yusheng Information Technology Limited. Since June 2022, we have suspended mining activities in Kazakhstan. We have successfully produced approximately 8,000 Dogecoin/Litecoin mining machines during 2022 and 2023, and have deployed all of these Dogecoin/Litecoin mining machines at our data center in the U.S. for use in our self-mining business. As the date of this annual report, part of these mining machines are deployed and in operation in the U.S., with an aggregate theoretical hash rate capacity of 37,689.7 PH/s.

As the date of this annual report, 3,000 BTC mining machines are deployed and in operation in the U.S., with an aggregate theoretical hash rate capacity of 423.0 PH/s.

In February 2021, we also entered into a share exchange agreement with Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”), a Cayman Islands company and a “Non-U.S. Person” as defined in Regulation S of the Securities Act, pursuant to which we agreed to issue an aggregate of 44,353,435 Class A ordinary shares of our company to Blockchain Alliance at the first closing in exchange for the entire outstanding share capital of Alliance International Technologies Limited (formerly named “Blockchain Alliance Technologies Limited”) held by Blockchain Alliance after the reorganization. The first closing of the transactions contemplated by the share exchange agreement is subject to certain closing conditions, which include, among others, the transfer to the Company of the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”). BitDeer Technologies Holding Company was the parent company of Blockchain Alliance. We completed the acquisition of the entire BTC.com Pool Businesses operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, on April 15, 2021.

In addition, in February 2021, we entered into a definitive agreement to purchase 2,000 new ETH mining machines for a total consideration of RMB195 million (approximately US$30.2 million). We changed our strategy to ETC mining operations and these ETH mining machines were transformed to ETC mining machines since September 15, 2022. As of the date of this annual report, these ETC mining machines are not currently in operation.

In March 2021, a majority of our board of directors resolved to change our (i) English name to “BIT Mining Limited”, or the English Name Change, subject to shareholder approval being received for the English Name Change, (ii) Chinese business name to “比特矿业,” and (iii) ticker symbol to “BTCM.” Pursuant to our Second Amended and Restated Articles of Association, the English Name Change needs to be adopted by a Special Resolution at a general meeting of shareholders. For the purpose of seeking such shareholder approval, a majority of the board also resolved to call an extraordinary general meeting of shareholders to consider the English Name Change. On April 8, 2021, we held an extraordinary general meeting of shareholders in which our shareholders passed the following resolutions: (i) as a special resolution that the English name of the Company be changed to “BIT Mining Limited”; and (ii) as an ordinary resolution that the authorized share capital of the Company be increased to US$100,000 divided into 1,600,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 900,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each and 100,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each.

In April 2021, we entered into a share exchange agreement (“Share Exchange Agreement”) with shareholders (the “Selling Shareholders”) of Bee Computing (HK) Limited (“Bee Computing”), which was amended and restated in April 2022. In May 2022, we have successfully completed the first closing of the share exchange, and we issued 16,038,930 Class A ordinary shares to the Selling Shareholders. The first closing occurred following the satisfaction or waiver of certain required closing conditions, including, among others, Bee Computing’s completion of certain reorganization steps and other customary conditions.

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

On June 21, 2021, our data centers in Sichuan have suspended their operations and we have ceased all operations relating to data centers and cryptocurrency mining in China. On July 23, 2021, we terminated the contractual arrangements with the lottery-related affiliated entities. The lottery-related affiliated entities were deconsolidated and their financial results were no longer included in our consolidated financial statements since the termination of the related VIE structures. Accordingly, as of the date of this annual report, we do not maintain any VIE structure in China.

In July 2021, the Company completed a private placement of 100,000,000 Class A ordinary shares and warrants to purchase up to an additional 100,000,000 Class A ordinary shares, at a purchase price of US$50.00 per one hundred Class A ordinary shares, with one warrant included in the price of each Class A ordinary share, in a private, unregistered transaction to certain investors. The private placement resulted in gross proceeds to the Company of US$50.0 million before the deduction of placement agent fees and expenses and offering expenses payable by the Company. The warrants have a term of three years, are exercisable six months following their issuance date and have an exercise price of US$68.10 per one hundred Class A ordinary shares. One hundred Class A ordinary shares can be converted into one ADS of the Company if certain conditions are satisfied. In connection with the private placement, the Company and its investors entered into a registration rights agreement, which has been incorporated by reference as an exhibit to this annual report.

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

On June 30, 2022, we entered into an agreement with Viking Data Centers that the Company agreed to purchase all remaining equity interest from Viking Data Centers by transferring certain assets that represent 67.5 megawatts, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, we have exclusive access to 82.5 megawatts of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5 megawatts, in accordance to their respective equity ownership immediately prior to the transaction. As of the date of this annual report, 82.5 megawatts have been completed and in operation.

On July 12, 2022, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which we agreed to sell, and the buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive, representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308,496. After the transaction, our share ownership in Loto Interactive decreased to 8.79%. On March 15, 2023, we entered into a share sale and purchase agreement with an unaffiliated third party, pursuant to which we agreed to sell, and the buyer agreed to purchase, all of our remaining share ownership in Crypto Flow Technology Limited, or Crypto Flow, previously known as Loto Interactive, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share for the total consideration of HK$18,314,330. Upon completion of this transaction, we do not own any shares in Crypto Flow.

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

On June 9, 2023, we were notified by the NYSE that we were not in compliance with the NYSE’s minimum market capitalization and shareholders’ equity requirement (the “Market Cap and Equity Requirement”) of Section 802.01B of the NYSE Listed Company Manual because our average total market capitalization over a consecutive 30 trading-day period and last reported stockholders’ equity were both below $50 million. On December 17, 2024, we received a letter (the “Letter”) from the NYSE notifying us that we had regained compliance with the NYSE’s quantitative continued listing standards. In accordance with the NYSE’s Listed Company Manual, we will be subject to a 12-month follow-up period within which we will be reviewed to ensure that we do not once again fall below any of the NYSE’s continued listing standards.

On March 4, 2024, we announced the closing and completion of the sale of the entire BTC.com Pool Businesses to Esport -Win Limited, a Hong Kong limited liability company, for a total consideration of US$5 million (the “Consideration”). While the closing of the transaction occurred on February 29, 2024, for accounting purposes the Business was deemed to be disposed of on January 31, 2024 when the Company relinquished control and received the first payment of the Consideration by retaining 71.37 bitcoins of the BTC.com Pool Businesses for compliance and safety purposes when transferring the BTC.com Pool Businesses to Esport -Win Limited. The retained bitcoins have a fair value of US$3 million as determined using US$42,034.57 per bitcoin, which was published by Coinbase.com on January 29, 2024 at UTC 0:00.

On November 6, 2024, we entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Manager”), as sales agent. Pursuant to the Sales Agreement, we filed a prospectus supplement dated November 6, 2024 (the “Prospectus Supplement”) to the Registration Statement on Form F-3 (File No. 333-258329), as amended, relating to the offer and sale of the ADSs, pursuant to which we may offer and sell from time to time an aggregate offering price of up to approximately US$9.6 million of the ADSs during the term of the Sales Agreement through or to the Manager as sales agent or principal. Under the Sales Agreement, the Manager may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, including, without limitation, sales made directly on or through the NYSE or any other existing trading market in the United States for ADSs representing our Class A ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to the Manager as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law. Under the Sales Agreement, the Manager is not required to sell any specific number or dollar amount of the ADSs, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, and will sell the ADSs from time to time, if any, based upon instructions from us (including any price, time or size limits or other customary parameters or conditions we may impose), in each case, on the terms and subject to the conditions stated in the Sales Agreement. We have agreed to pay the Manager a cash commission equal to 3.0% of the gross proceeds from the sales of ADSs pursuant to the Sales Agreement and have agreed to provide the Manager with customary indemnification and contribution rights. We have also agreed to reimburse the Manager for certain specified expenses. We intend to use the net proceeds from the offering to invest in mining machines, build new data centers, expand our business operation, explore new business opportunities, and improve working capital position. The offering and sale of the ADSs will be made pursuant to the Registration Statement on Form F-3 (File No. 333-258329), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2021 and declared effective on May 17, 2022. As of the date of this annual report, we have raised gross proceeds of US$2.3 million through the At-The-Market offering.

On December 9, 2024, we completed the first closing of acquisition of crypto mining data centers and Bitcoin mining machines in Ethiopia. To complete the first closing of the acquisition, we had made a payment of US$2.265 million in the form of 2,265,000 USDT and issued an aggregate number of 369,031,800 Class A ordinary shares to the sellers. The remaining mining facilities under construction are on track to be operational by mid second quarter of 2025, and some of the mining equipment for which prepayment has been made prior to the acquisition has been delivered to the site with the remaining to be delivered soon.

On January 7, 2025, we held an annual general meeting of shareholders in which our shareholders passed the resolution increasing our authorized share capital to US$440,000 divided into 8,399,935,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,000 Class A Preference Shares of a nominal or par value of US$0.00005 each, and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 6,800,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each.

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

Overview

We intend to become a leading cryptocurrency mining enterprise. We began our transformation from a China-based lottery company into an international cryptocurrency mining company since December 2020 through the acquisition of (1) certain cryptocurrency mining machines, (2) a 7-nanometer mining machine manufacturer Bee Computing to unfurl a comprehensive approach to cryptocurrency mining, and (3) a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts, and completion of the first closing of acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia.

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

We have deployed our Bitcoin mining machines in data centers in the U.S. For the year ended December 31, 2024, we produced 17.6 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$1.1 million. As of the date of this annual report, the total hash rate capacity of our online Bitcoin mining machines is approximately 385.5 PH/s. We also produced 29,575 ETC from our cryptocurrency mining operations, and recognized revenue of approximately US$0.8 million.

We have deployed all of these Dogecoin/Litecoin mining machines at our data center in the U.S. for use in our self-mining business. For the year ended December 31, 2024, we produced 88.2 million DOGE and 25,084 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$14.9 million. As of the date of this annual report, our DOGE/LTC mining machines are shut down. For the year ended December 31, 2024, Cryptocurrency mining revenue from other cryptocurrencies, such as ETC, BEL, JKC, PEP and LKY, totaled approximately US$0.3 million.

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

In terms of our data center business, in September 2021 we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements (the “Ohio Mining Site Agreements”) with Viking Data Centers, LLC (“Viking Data Centers”) to acquire a 51% equity interest in a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”) with power capacity of up to 85 megawatts. In October 2021, we increased our investment in the Ohio Mining Site and brought its total planned power capacity up to 150 megawatts. Upon the successful execution of the increased investment, the Company’s equity interest in the Ohio Mining Site increased to 55%, and Viking Data Centers held the remaining 45%. The Ohio mining site has a total planned power capacity up to 150 megawatts. In June 2022, we entered into an agreement with Viking Data Centers that we agreed to purchase all remaining equity interest from Viking Data Centers for approximately US$17.8 million, by transferring certain assets that represent 67.5 megawatts, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, we have exclusive access to 82.5 megawatts of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5 megawatts, in accordance to their respective equity ownership immediately prior to the transaction. As of September 2023, 82.5 megawatts have been completed and in operation in the Ohio Mining Site. The data center in Hong Kong, with a maximum capacity of approximately 1.4 megawatts, has been operational and mining ETH since October 2021 and was disposed according to the sale of shares of Loto Interactive. We have terminated our data center construction plan in Kazakhstan, which was announced in May 2021, due to the unstable local power supply. On December 9, 2024, we completed the first closing of acquisition of crypto mining data centers with total planned power capacity up to 100 megawatt and Bitcoin mining machines in Ethiopia. To complete the first closing of the acquisition, we had made a payment of US$2.265 million in the form of 2,265,000 USDT and issued an aggregate number of 369,031,800 Class A ordinary shares to the sellers. The remaining mining facilities under construction are on track to be operational by mid second quarter of 2025, and some of the mining equipment for which prepayment has been made prior to the acquisition has been delivered to the site with the remaining to be delivered soon.

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

Cryptocurrency Mining Business

We currently operate cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (Bitcoin, Ethereum Classic, Litecoin and Dogecoin), which we may sell for fiat currency for our own account from time to time depending on market condition and management’s determination of our cash flow needs. As of the date of this annual report, our Bitcoin mining machines are mainly located in the United States and Ethiopia, and more mining machines are gradually arriving at the data center in Ethiopia. We have primarily deployed our Bitcoin mining machines in data centers in the U.S. For the year ended December 31, 2024, we produced 17.6 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$1.1 million. As of the date of this annual report, the total hash rate capacity of our online Bitcoin mining machines is approximately 385.5 PH/s. We also produced 29,575 ETC from our cryptocurrency mining operations, and recognized revenue of approximately US$0.8 million.

We have deployed all of these Dogecoin/Litecoin mining machines at our data center in the U.S. for use in our self-mining business. For the year ended December 31, 2024, we produced 88.2 million DOGE and 25,084 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$14.9 million. As of the date of this annual report, our DOGE/LTC mining machines are shut down. For the year ended December 31, 2024, Cryptocurrency mining revenue from other cryptocurrencies, such as BEL, JKC, PEP and LKY, totaled approximately US$0.3 million.

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

On December 9, 2024, we completed the first closing of acquisition of crypto mining data centers and Bitcoin mining machines in Ethiopia. To complete the first closing of the acquisition, we had made a payment of US$2.265 million in the form of 2,265,000 USDT and issued an aggregate number of 369,031,800 Class A ordinary shares to the sellers. The subsequent closing of the acquisition, which involves transfer of the remaining data centers to the Company, will close upon completion of construction of the remaining data centers, which is expected to occur in the mid second quarter of 2025. Upon subsequent closing, the Company will issue an additional 45,278,600 Class A ordinary shares as consideration.

We expect our international operations to contribute most of our revenues going forward. For the risks and uncertainties relating to our international operation development and expansion, and the regulatory and policy environment affecting our blockchain and cryptocurrency mining business and our remaining operations in China, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.”

Our Digital Assets

We hold our own digital assets mined through our cryptocurrency mining operation, which consist primarily of Bitcoin, Dogecoin, Ethereum, USDT, and Litecoin. As of December 31, 2024, the Company had cryptocurrency assets of US$9.6 million in aggregate, which comprised of 19.06 BTC, 1,246 ETH, 7.6 million DOGE, 0.9 million USDT, 1,770 Litecoin and various other cryptocurrency assets, which were generated from its cryptocurrency mining business and were the only digital assets individually accounts for more than 0.1% of our total assets as of December 31, 2024. These five specific digital assets, on a cost basis, in the aggregate account for 10.86% of our total assets as of December 31, 2024. The other digital assets that we hold collectively, on a cost basis, represent less than 0.1% as of December 31, 2024.

Our digital assets are held through BIT Mining Limited, our ultimate Cayman Islands holding company, as well as our consolidated subsidiaries in British Virgin Islands, and United States. As of the date of this annual report, we hold 6.7 Bitcoins, 1.73 million Dogecoins, 1,158 Ethereum, 332 Litecoins and 0.87 million USDT. Our digital assets have an aggregate fair value of approximately US$3.95 million, calculated based on the quoted price of the respective cryptocurrencies measured at fair value at UTC 0:00 as of the date of this annual report.

Our cryptocurrency business focuses on mining cryptocurrencies for our own account, operating data centers to host our and customers’ mining machines. We do not facilitate the trading of, or investing in, cryptocurrencies, although we may sell digital assets mined by us for fiat currency for our own account from time to time. We intend to mine cryptocurrencies that are generally not deemed as “securities.” The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum, in their current form, are securities. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset. On February 27, 2025, the SEC’s Division of Corporation Finance issued a formal Staff Statement which took the position that typical meme coins do not constitute “securities” under U.S. federal securities law, and thus transactions in these meme coins need not be registered under the U.S. Securities Act of 1933, as amended, nor exempt from registration because they do not involve an “offer and sale” of securities. In accordance with a framework for analyzing whether a given digital assets is a security, published by the SEC’s Strategic Hub for Innovation and Financial Technology in April 2019, we would need to determine whether each of the digital assets acquired and held by us is an “investment contract,” as well as other instruments such as stocks, bonds, and transferable shares.

We intend to consult counsel prior to attempting to mine any cryptocurrency other than those that are generally not considered as “securities,” such as Bitcoin, Ethereum and meme coins, in order to avoid inadvertently dealing in a cryptocurrency which may be deemed a security. We anticipate that, should we consider mining a cryptocurrency other than those that are generally not considered as “securities,” we will seek the advice of securities counsel, and the process will include research, review and analysis of the current federal securities laws and regulations regarding digital assets, including judicial interpretations and administrative guidance. However, the processes employed for determining whether particular digital assets are securities within the meaning of U.S. federal securities laws are risk-based assessments and are not a legal standard or binding on the SEC or other regulators. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry—A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, results of operations and/or financial condition.” We recognize that whether a digital asset is a security is a complex and evolving legal issue. For that reason, we have no plan in the foreseeable future to mine anything other than cryptocurrencies that are generally not considered as “securities.” However, if our compliance procedures and legal reviews prove to be incorrect, we may be subject to prohibitive SEC penalties and/or private lawsuit defense costs and adverse rulings.

Legal and Administrative Proceedings

Our board of directors formed a Special Investigation Committee, or SIC, and retained King & Wood Mallesons LLP, or KWM, as legal advisor to assist the internal investigation into the role played by the Company’s former external consultants in alleged illegal money transfers following their arrest by the Tokyo District Public Prosecutors Office. The SIC was composed of Mr. Shengwu Wu, then chairman of the board, Dr. Honghui Deng and Ms. Wong, Angel Yan Ki, each then an independent director. On October 7, 2020, the Company announced that the SIC of the Company’s Board completed its internal investigation. KWM presented its investigation review to SIC on October 7, 2020. Based on the findings and analyses in KWM’s review, the SIC concluded that it did not find a sufficient basis to establish a violation of the U.S. Foreign Corrupt Practices Act of 1977 in connection with the Company’s prior activities in Japan. The SIC also reviewed the Company’s compliance policies, procedures and internal controls in light of the suggestions from KWM. The Company updated such policies, procedures and internal controls based on recommendations from the SIC, and will continue to enhance its internal controls as appropriate.

Regulatory Investigation

On December 31, 2019, we announced the formation of a special investigation committee, consisting of the independent members of the board, to internally investigate (i) alleged illegal money transfers made in connection with the potential development of an integrated casino resort project in Japan and (ii) the previous arrests that were made by the Tokyo District Public Prosecutors Office. The prosecutions resulted in the conviction of government officials and former intermediaries, including an external consultant of the Company who also formerly served as a director of our subsidiary in Japan. We also cooperated with the U.S. Department of Justice (the “DOJ”) and the U.S. Securities and Exchange Commission (the “SEC”) in connection with their investigations into the Company. In 2024, we entered into a deferred prosecution agreement (the “DPA”) with the DOJ and consented to an entry by the SEC of a Cease-And-Desist Order (the “SEC Order”) to resolve their investigations, in which we agreed to a combined penalty amount of US$10 million. As of December 31, 2024, we had fully paid the combined penalty amounts. Pursuant to the DPA, we also agreed to maintain: (a) an effective system of internal accounting controls designed to ensure the making and keeping of fair and accurate books, records, and accounts; and (b) a rigorous anti-corruption compliance program that incorporates relevant internal accounting controls, as well as policies and procedures designed to effectively detect and deter violations of the Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, and (3) report to the DOJ annually during the three-year term of the DPA regarding remediation and implementation of the compliance measures. The DOJ agreed that if we fully comply with all of our obligations under the DPA, the DOJ will not continue the criminal prosecution against us and, within six months after the three-year term expires, will seek dismissal with prejudice of the criminal information filed against us. If we breach the terms of the DPA during the three-year term, we will be subject to prosecution for any federal criminal violation of which the DOJ has knowledge. Pursuant to the SEC Order, we also agreed to cease and desist from committing or causing any violations and any future violations of Sections 30A, 13(b)(2)(A), and 13(b)(2)(B) of the U.S. Securities Exchange Act of 1934, as amended.

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

Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2024 have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. MaloneBailey, LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

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
100%
Bee Computing (HK) Limited (Hong Kong)
100%
Yibao Energy (Guangzhou) New Energy Technology Limited (PRC)
100%
Fine Brand Limited (BVI)
100%
Star Light Inc. (Cayman)
100%
Summit Bend US Corporation (USA)
100%
Star Light Ohio I Corporation (USA)
100%
Star Light Ohio II Corporation (USA)
100%
Asgard Data Centers LLC (USA)
100%
Echo AI Games LLC (USA)
100%
1324492 B.C. Ltd. (Canada)
100%
500wan HK Limited (Hong Kong)
100%
E-Sun Sky Computer (Shenzhen) Co., Ltd. (PRC)
100%
BT Minig Limited (Cayman)
100%
Guanghan Data Center Co., Ltd. (BVI)
51%
Alpha Data Center PLC (Ethiopia)
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

In September 2016, we entered into a lease agreement with Shenzhen Harbor Technology Development Co., Ltd., to lease offices of 9,659 square meters in Nanshan District, Shenzhen, with a total expenditure of RMB0.16 million (US$0.02 million) per month. We have gradually and partially terminated our leases with respect to certain amounts of office space, reducing our total leased office space from 9,659 square meters to 1,189 square meters between August 2020 and February 2021, with the 1,189 square-meter space incurring a total expenditure of US$25,658 per month. In June 2022, we entered into a lease agreement to lease offices in Los Angeles with an expenditure of US$20,000 per month.

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

Overview

We intend to become a leading cryptocurrency mining enterprise. We began our transformation from a China-based lottery company into an international cryptocurrency mining company since December 2020 through the acquisition of (1) certain cryptocurrency mining machines, (2) a 7-nanometer mining machine manufacturer Bee Computing to unfurl a comprehensive approach to cryptocurrency mining, and (3) a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts, and completion of the first closing of acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia.

BIT Mining Limited, our ultimate Cayman Islands holding company, holding certain of our digital assets in connection with our cryptocurrency mining business and indirectly holding the equity interest in our subsidiaries in China and other countries and regions. We voluntarily suspended our online sports lottery sales services in April 2015. We have previously conducted our lottery-related business in China through a series of contractual arrangements, also commonly known as the variable interest entity, or VIE structure, with several PRC-incorporated companies (the “lottery-related affiliated entities”), and their respective registered shareholders. In July 2021, we announced our decision to dispose of our VIE structures in China, and the lottery-related affiliated entities have been deconsolidated and their financial results will no longer be included in our consolidated financial statements for the third quarter of 2021 following the termination of the related VIE structures. Accordingly, as of the date of this annual report, we do not maintain any VIE structure in China. The results of operations for this VIE structure were excluded from the company’s continuing operations for the fiscal years 2021 presented as a discontinued operation in this report. On December 28, 2023, we agreed to sell our entire mining pool business operated under BTC.com to Esport -Win Limited, a Hong Kong limited liability company, for a total consideration of US$5 million. Accordingly, the results of operations for the mining pool business were excluded from the company’s continuing operations for the fiscal year 2023 and the comparable periods presented as discontinued operations in this report. See Note 4 – Discontinued Operations, of the consolidated financial statements for further details. For the risks and uncertainties relating to the termination of our previous VIE structures in China and the sale of its mining pool business, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China—Our efforts to adjust our corporate structure and business operations, including the termination of our previous VIE structures and the exit of our mining pool business from China, may not be completed in a liability-free manner, and we may still be subject to cybersecurity review by the CAC, or deemed to be in violation of PRC laws regulating our industry and operations.”

As of the date of this annual report, we have no PRC-sourced revenue, and our remaining operations in the PRC primarily involve the provision of administrative supports to our cryptocurrency mining business outside the PRC, as well as internal information technology services to our operating entities outside the PRC. We believe we have obtained the business licenses and permits required for our remaining non-revenue generating operations in the PRC. In addition, certain subsidiaries have deregistered the internet data center (“IDC”) licenses that were no longer needed after the termination of the data center operations in the PRC. However, due to the complexity of the PRC regulatory regime over our industry, we cannot assure you that we have obtained all the permits or licenses required for conducting our remaining operations in the PRC or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. We have received government approvals, permits and licenses required for our operations of data centers in the United States. However, we cannot assure you that we will be able to maintain or renew such required approval, permits or licenses on commercially reasonable terms and in a timely manner or at all. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry—Any failure to obtain or renew any required approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.”

Our revenues from continuing operations were US$57.0 million, US$43.1 million and US$32.9 million in 2022, 2023 and 2024, respectively, representing a decrease of US$13.9 million from 2022 to 2023, and a decrease of US$10.2 million from 2023 to 2024, respectively. The continuous annual decrease was mainly attributable to the higher computing power of the whole network in the third and fourth quarter of 2023 compared with the computing power in 2022 and the higher computing power of the whole network in the year of 2024 compared with the computing power in the year of 2023, resulting in an increased difficulty in cryptocurrency mining activities.

Net loss from continuing operations attributable to BIT Mining Limited were US$76.4 million in 2022, US$25.4 million in 2023 and US$6.9 million in 2024, representing a decrease of US$51.0 million from 2022 to 2023, and a decrease of US$18.5 million from 2023 to 2024, respectively. Net loss from continuing operations attributable to BIT Mining Limited in 2022 was adversely impacted by an impairment provision of US$7.5 million provided for acquired intangible assets, an impairment provision of US$35.2 million provided for property and equipment, an impairment provision of US$9.4 million provided for cryptocurrency assets, and US$7.8 million in net loss on disposal of cryptocurrency assets. Net loss from continuing operations attributable to BIT Mining Limited in 2023 was adversely impacted by the accrual of legal contingencies of US$10 million included in other operating expenses and an impairment provision of US$2.4 million provided for impairment of cryptocurrency assets, which was offset by US$7.1 million net gain on disposal of cryptocurrency assets. Net loss from continuing operations attributable to BIT Mining Limited in 2024 was adversely impacted by general and administrative salary and benefit expenses of US$4.8 million, and professional expense of US$3.9 million, which was offset by the gain of US$3.2 million from changes in fair value of cryptocurrency assets.

Description of Key Statement of Operations Items from Continuing Operation

Revenues

The table below sets forth our revenues in aggregate and by service type after inter-segment elimination therein for the three years:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Cryptocurrency mining	46,839	21,562	17,091
Data center	9,987	21,539	15,831
Others	199	—	—
Revenues	57,025	43,101	32,922

Cryptocurrency mining and data center services accounted for 99.65%, 100.00% and 100.00% of the total revenues in 2022, 2023 and 2024, respectively. The revenues disclosed in the table are after inter-segment eliminations. The continuous annual decrease was mainly attributable to higher computing power of the whole network year over year, resulting in an increased difficulty in cryptocurrency mining activities.

The table below sets forth our operating expenses from continuing operations for the three years:

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Operating costs and expenses:
Cost of revenue	61,195	40,055	29,937
Sales and marketing expenses	336	153	54
General and administrative expenses	21,946	18,465	13,709
Service development expenses	2,213	874	69
Total operating costs and expenses	85,690	59,547	43,769

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

Sales and marketing expenses

Our sales and marketing expenses consist primarily of: (i) promotional and marketing expenses, which primarily consist of expenses associated with various promotional events; and (ii) salary and benefit expenses for sales and marketing employees.

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

Other operating expenses

Our other operating expenses consist primarily of loss from disposal of property and equipment and certain expenses related to our Form F-3 filing in 2022. Our other operating expenses consist primarily of accrual for legal contingencies and provision for credit losses related to other receivables in 2023. Our other operating expenses consist primarily of write-off of prepayments in 2024.

Government grant

We recognized grants from the Hong Kong government in 2022. We did not recognize such grants in 2023 and 2024.

Net gain (loss) on disposal of cryptocurrency assets

Net gain (loss) on disposal of cryptocurrency assets in 2022 and 2023 was mainly due to fluctuating market prices for cryptocurrency assets by using first-in-first-out (“FIFO”) to calculate the cost of disposition. Effective January 1, 2024, the Company adopted ASU 2023-08, which requires cryptocurrency assets to be measured at fair value. Therefore, there was no gain or loss on disposal of cryptocurrency assets in 2024.

Impairment of cryptocurrency assets

Impairment is provided for cryptocurrency assets held in cryptocurrency mining business in 2022 and 2023. Upon adoption of ASU 2023-08 on January 1, 2024, there was no impairment of cryptocurrency assets in 2024.

Changes in fair value of cryptocurrency assets

Changes in fair value of cryptocurrency assets were due to the remeasurement on the fair value of the cryptocurrency assets held as we adopted ASU 2023-08 on January 1, 2024.

Changes in fair value of contingent considerations

Changes in fair value of contingent considerations in 2022 was due to the remeasurement on the fair value of the contingent considerations related to the combination of BTC.com.

Impairment of property and equipment

Impairment of property and equipment in 2022 was due to provision for impairment of mining machines in Kazakhstan and the U.S.

Impairment of intangible assets

Impairment of intangible assets in 2022 was related to the strategy contract that the Company acquired through its acquisition of Asgard Data Centers in October 2021.

Impairment of long-term investments

The impairment loss in 2022 was related to our long-term investment in Cheerful Interactive Limited, which was acquired in March 2017, and PTE (Hong Kong) Limited, which was acquired in 2021. The impairment loss in 2023 was related to our long-term investment in Beijing Weisaishidai Sports Technology Co., Ltd, which was acquired in June 2016. The impairment loss in 2024 was related on equity investment in Beijing Dark Horse Venture Capital Center. L.P.

Gain from disposal of subsidiaries

We recognized a disposition gain of US$3.3 million mainly related to the disposal of Loto Interactive Limited and its subsidiaries in 2022.

Description of Key Statement of Operations Items from Discontinued Operation

Gain on disposal of discontinued operations, net of applicable income taxes

We recognized gain on disposal of discontinued operations, net of applicable income taxes of US$18.7 million related to the disposition of mining pool business in January 2024.

Taxation

Our group includes entities incorporated in various jurisdictions throughout the world including the Cayman Islands, the British Virgin Islands, the United States, Malta, Curacao, Cyprus, Ethiopia, Hong Kong and the People’s Republic of China. Most of these entities are either holding companies or non-operating entities. As a result, they are either not subject to any taxes in their respective local jurisdictions or did not generate any income for tax purposes.

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

Ethiopia

Under the current laws, profits tax in Ethiopia is generally assessed at the rate of 30% of taxable income. In accordance with Council of Ministers Investment Incentive Regulation No. 517/2022, which is a law enacted by the Council of Ministers of Ethiopia, any investor who invests to establish a new business shall be entitled to income tax exemption for four years. Under such regulation, no income tax will be imposed on Alpha.

Hong Kong

500wan HK, Skill Esport, Bee Computing and the discontinued operations Sunstar Technology are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income up to HKD2 million and assessed at the rate of 16.5% of taxable income over HKD2 million.

Mainland China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. The subsidiaries incorporated in mainland China are subject to the EIT rate of 25% in 2022, 2023 and 2024.

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

Our historical results do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Comprehensive (Loss) Income Data:
Revenues	57,025	43,101	32,922
Operating costs and expenses:
Cost of revenue	(61,195)	(40,055)	(29,937)
Sales and marketing expenses	(336)	(153)	(54)
General and administrative expenses	(21,946)	(18,465)	(13,709)
Service development expenses	(2,213)	(874)	(69)
Total operating costs and expenses	(85,690)	(59,547)	(43,769)
Other operating income	115	180	214
Government grant	29	—	—
Other operating expenses	(2,370)	(13,642)	(613)
Net (loss) gain on disposal of cryptocurrency assets	(7,835)	7,074	—
Impairment of cryptocurrency assets	(9,396)	(2,359)	—
Changes in fair value of cryptocurrency assets	—	—	3,203
Changes in fair value of contingent considerations	1,247	—	—
Impairment of property and equipment	(35,224)	—	—
Impairment of intangible assets	(7,539)	—	—
Changes in fair value of payables settled by cryptocurrency assets	—	—	37
Operating loss from continuing operations	(89,638)	(25,193)	(8,006)
Other income, net	9,031	691	627
Interest income	150	242	56
Interest expense	(218)	—	—
Gain (loss) from equity method investments	164	(295)	(20)
Impairment of long-term investments	(2,250)	(1,408)	(132)
Gain from disposal of long-term investments	—	614	—
Gain from short-term investments	—	—	156
Gain from disposal of subsidiaries	3,340	—	—
Changes in fair value of derivative instruments	—	(35)	311
Loss before income tax from continuing operations	(79,421)	(25,384)	(7,008)
Income tax benefits	—	—	—
Net loss from continuing operations	(79,421)	(25,384)	(7,008)
(Loss) income from discontinued operations, net of applicable income taxes	(79,006)	(3,326)	240
Gain on disposal of discontinued operations, net of applicable income taxes	—	—	18,687
Net (loss) income from discontinued operations, net of applicable income taxes	(79,006)	(3,326)	18,927
Net (loss) income	(158,427)	(28,710)	11,919
Less: Net loss attributable to non-controlling interests	(3,012)	—	(154)
Net (loss) income attributable to BIT Mining Limited	(155,415)	(28,710)	12,073
Net loss attributable to BIT Mining Limited from continuing operations	(76,409)	(25,384)	(6,854)
Net (loss) income attributable to BIT Mining Limited from discontinued operations	(79,006)	(3,326)	18,927
Other comprehensive loss:
Foreign currency translation loss	(1,735)	(316)	(116)
Other comprehensive loss, net of tax	(1,735)	(316)	(116)
Comprehensive (loss) income	(160,162)	(29,026)	11,803
Less: Comprehensive loss attributable to non-controlling interests	(3,142)	—	(154)
Comprehensive (loss) income attributable to BIT Mining Limited	(157,020)	(29,026)	11,957
(Losses) earnings per share attributable to BIT Mining Limited-Basic and Diluted:
Net loss from continuing operations	(0.09)	(0.03)	(0.01)
Net (loss) income from discontinued operations	(0.09)	(0.00)	0.02
Net (loss) income	(0.18)	(0.03)	0.01
(Losses) earnings per American Depositary Share (“ADS*”) attributable to BIT Mining Limited-Basic and Diluted:
Net loss from continuing operations	(8.77)	(2.30)	(0.58)
Net (loss) income from discontinued operations	(9.07)	(0.30)	1.61
Net (loss) income	(17.84)	(2.60)	1.03
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	871,036,499	1,102,373,814	1,171,663,430
Diluted	871,036,499	1,102,373,814	1,171,663,430
Non-GAAP financial data(1)
Operating loss from continuing operations	(89,638)	(25,193)	(8,006)
Adjustment for share-based compensation expenses	4,474	1,030	1,214
Adjustment for changes in fair value of contingent considerations	(1,247)	—	—
Adjustment for impairment of property and equipment	35,224	—	—
Adjustment for impairment of intangible assets	7,539	—	—
Adjustment for legal contingencies	—	10,000	—
Adjusted operating loss (non-GAAP) from continuing operations	(43,648)	(14,163)	(6,792)

Net (loss) income attributable to BIT Mining Limited	(155,415)	(28,710)	12,073
Net (loss) income attributable to BIT Mining Limited from discontinued operations	(79,006)	(3,326)	18,927
Net loss attributable to BIT Mining Limited from continuing operations	(76,409)	(25,384)	(6,854)
Adjust for continuing operations:
Adjustment for share-based compensation expenses	4,474	1,030	1,214
Adjustment for changes in fair value of contingent considerations	(1,247)	—	—
Adjustment for impairment of property and equipment	35,224	—	—
Adjustment for impairment of intangible assets	7,539	—	—
Adjustment for impairment of long-term investments	2,250	1,408	132
Adjustment for gain from disposal of long-term investments	—	(614)	—
Adjustment for gain from disposal of subsidiaries	(3,340)	—	—
Adjustment for changes in fair value of derivative instruments	—	35	(311)
Adjustment for legal contingencies	—	10,000	—
Adjustment for gain from short-term investments	—	—	(156)
Adjusted net loss attributable to BIT Mining Limited from continuing operations (non-GAAP)	(31,509)	(13,525)	(5,975)

Net (loss) income from discontinued operations, net of applicable income taxes	(79,006)	(3,326)	18,927
Net (loss) income attributable to BIT Mining Limited from discontinued operations	(79,006)	(3,326)	18,927
Adjustment for impairment of intangible assets	48,555	—	—
Adjustment for impairment of goodwill	26,569	—	—
Adjusted net (loss) income attributable to BIT Mining Limited from discontinued operations (non-GAAP)	(3,882)	(3,326)	18,927
Adjusted net (loss) income attributable to BIT Mining Limited (non-GAAP)	(35,391)	(16,851)	12,952
*	American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

(1)

As a supplement to net (loss) income, we use the non-GAAP financial measure of adjusted net (loss) income which is U.S. GAAP net (loss) income as adjusted to the impact of share-based compensation expenses, impairment of property and equipment, impairment of intangible assets, impairment of goodwill, impairment of long-term investments, gain from disposal of subsidiaries, legal contingencies, changes in fair value of contingent considerations, gain from short-term investments, gain from disposal of long-term investments and changes in fair value of derivative instruments. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2024 compared with the year ended December 31, 2023

Revenues

Our revenues decreased from US$43.1 million in 2023 to US$32.9 million in 2024, primarily attributable to the higher computing power of the whole network in the year of 2024 compared with the computing power in the year of 2023, resulting in an increased difficulty in cryptocurrency mining activities.

Revenues were mainly comprised of revenues from the cryptocurrency mining business of US$17.1 million, and the data center business of US$15.8 million.

Operating cost and expenses

Our operating cost and expenses decreased from US$59.5 million in 2023 to US$43.8 million in 2024. Our operating expenses consisted of the following:

Cost of revenue. Our cost of revenue decreased from US$40.1 million in 2023 to US$29.9 million in 2024. The decrease was mainly attributable to the (i) decrease of US$8.7 million in hosting fee due to the termination of cooperation with a third party data center in Texas and us, and (ii) a decrease of US$1.5 million of computing power rental cost.

Sales and marketing expenses. Sales and marketing expenses decreased from US$0.2 million in 2023 to US$0.1 million in 2024.

General and administrative expenses. General and administrative expenses decreased from US$18.5 million in 2023 to US$13.7 million in 2024. The decrease was mainly due to (i) a decrease of US$4.3 million in consulting service fee; and (ii) a decrease of US$0.6 million in technical service fee.

Service development expenses. Service development expenses decreased from US$0.9 million in 2023 to US$0.1 million in 2024. The decrease was primarily due to a decrease in staff costs and other related expenses as a result of a decrease in headcount.

Other operating expenses

Other operating expenses decreased from US$13.6 million in 2023 to US$0.6 million in 2024. The decrease was mainly due to (i) a decrease of credit loss provision related to other receivables of US$1.9 million and (ii) a decrease of US$10.0 million in legal contingencies as the accrual for the investigations by the DOJ and the SEC in 2023.

Net gain (loss) on disposal of cryptocurrency assets

Net gain on disposal of cryptocurrency assets was US$7.1 million in 2023, which was mainly due to fluctuating market prices for cryptocurrency assets by using first-in-first-out (“FIFO”) to calculate the cost of disposition. Effective January 1, 2024, the Company adopted ASU 2023-08, which requires cryptocurrency assets to be measured at fair value. Therefore, there was no gain or loss on disposal of cryptocurrency assets for the year of 2024.

Impairment of cryptocurrency assets

Impairment of cryptocurrency assets was US$2.4 million in 2023, mainly due to the provisions for impairment of cryptocurrency assets held as a result of fluctuations in cryptocurrency prices. Upon adoption of ASU 2023-08 on January 1, 2024, there was no impairment of cryptocurrency assets for the third and fourth quarter of 2024.

Changes in fair value of cryptocurrency assets

Changes in fair value of cryptocurrency assets were US$3.2 million in 2024, and nil in 2023. The difference was due to the remeasurement on the fair value of the cryptocurrency assets held as we adopted ASU 2023-08 on January 1, 2024, while the accounting treatment was different in 2023.

Operating loss from continuing operations

As a result of the foregoing factors, we recorded operating loss from continuing operations of US$8.0 million in 2024, a decrease of US$17.2 million compared with operating loss from continuing operations of US$25.2 million in 2023. The decrease in operating loss from continuing operations was mainly due to (i) a decrease of US$10.0 million in accrual for legal contingencies and (ii) a decrease of US$4.3 million in consulting service fee.

Impairment of long-term investments

Impairment of long-term investments in 2024 were US$0.1 million, a decrease of US$1.3 million compared with impairment of long-term investments of US$1.4 million in 2023. The impairment loss in 2023 was related to our equity investment in Beijing Weisaishidai Sports Technology Co., Ltd, and the impairment loss in 2024 was related to our equity investment in Beijing Dark Horse Venture Capital Center. L.P.

Loss before income taxes from continuing operations

Loss before income taxes from continuing operations was US$7.0 million in 2024, a decrease of US$18.1 million compared with loss before income taxes from continuing operations of US$25.4 million in 2023.

Net loss from continuing operations

As a result of the foregoing factors, we recorded net loss from continuing operations of US$7.0 million in 2024, as compared to net loss from continuing operations of US$25.4 million in 2023.

Net loss attributable to BIT Mining Limited from continuing operations

We recorded net loss from continuing operations attributable to BIT Mining Limited of US$6.9 million in 2024, as compared to net loss from continuing operations attributable to BIT Mining Limited of US$25.4 million in 2023. We also recorded non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$6.0 million in 2024, as compared to non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$13.5 million in 2023.

Net income (loss) attributable to BIT Mining Limited from discontinued operations

We recorded net income from discontinuing operations attributable to BIT Mining Limited of US$18.9 million in 2024, as compared to net loss from discontinuing operations attributable to BIT Mining Limited of US$3.3 million in 2023. We also recorded non-GAAP net income from discontinuing operations attributable to BIT Mining Limited of US$18.9 million in 2024, as compared to non-GAAP net loss from discontinuing operations attributable to BIT Mining Limited of US$3.3 million in 2023.

Net income (loss) attributable to BIT Mining Limited

Net income attributable to BIT Mining Limited was US$12.1 million in 2024, compared with net loss attributable to BIT Mining of US$28.7 million in 2023. The decrease in net loss attributable to BIT Mining was mainly due to (i) a decrease of credit loss provision related to other receivables of US$1.9 million, (ii) a decrease of US$10.0 million in legal contingencies accrued for the DOJ and SEC investigations, (iii) a decrease of US$22.2 million in loss from discontinued operations, and (iv) a decrease of US$4.8 million in general and administrative expenses.

Non-GAAP net income attributable to BIT Mining Limited was US$13.0 million in 2024, compared with non-GAAP net loss attributable to BIT Mining of US$16.9 million in 2023. The decrease in non-GAAP net loss attributable to BIT Mining was mainly due to (i) a decrease of credit loss provision related to other receivables of US$1.9 million, (ii) a decrease of US$22.2 million in loss from discontinued operations, and (iii) a decrease of US$4.8 million in general and administrative expenses.

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

Net loss from continuing operations attributable to BIT Mining Limited

We recorded net loss from continuing operations attributable to BIT Mining Limited of US$25.4 million in 2023, as compared to net loss from continuing operations attributable to BIT Mining Limited of US$76.4 million in 2022. We also recorded non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$13.5 million in 2023, as compared to non-GAAP net loss from continuing operations attributable to BIT Mining Limited of US$31.5 million in 2022.

B.	Liquidity and Capital Resources

We conduct our operations primarily through our wholly-owned subsidiaries in Hong Kong and the United States and the holding subsidiary in Ethiopia. Our principal sources of liquidity have been cash provided by our operating activities and proceeds from the issuances of preferred shares and ordinary shares. As of December 31, 2024, we had US$1.8 million in cash and cash equivalents.

We believe that our current cash, cash that could be received from disposal of cryptocurrency assets, and net proceeds we received from our At-The-Market offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this report. We also have reduced the expenditures, such as overhead or administrative expenditures and marketing expenses. In addition to the U.S. data center, in 2025, with the phased completion of the Ethiopian data center, we will increase the cash inflow related to data center revenue. All these factors combined will have a positive impact on our cash flows for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(63,561)	(28,413)	(32,743)
Net cash provided by investing activities	24,386	26,164	28,853
Net cash provided by financing activities	29,770	—	2,368
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,825)	(48)	55
Cash, cash equivalents and restricted cash at the beginning of the year	17,804	5,574	3,277
Cash, cash equivalents and restricted cash at the end of the year	5,574	3,277	1,810

Net cash used in operating activities

Net cash used in operating activities in 2024 was US$32.7 million, which was primarily attributable to (i) net income of US$11.9 million adjusted by (ii) amortization of right-of-use assets of US$1.7 million; (iii) depreciation and amortization expenses of US$11.5 million; (iv) share-based compensation of US$1.2 million; (v) changes in fair value of cryptocurrency assets of US$2.9 million; and (vi) gain on disposal of discontinued operations of US$18.7 million. Net cash used in operating activities in 2024 was also attributable to (i) an increase in cryptocurrency assets of US$28.7 million; (ii) a decrease of accrued expenses and other current liabilities of US$10.7 million; (iii) a decrease in operating lease liabilities of US$1.7 million; and (iv) a decrease in accounts payable of US$1.5 million, which was partially offset by (i) a decrease in accounts receivable of US$1.3 million; (ii) a decrease in prepayments and other current assets of US$1.6 million and (iii) a decrease in long-term prepayments and other non-current assets of US$1.7 million.

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

Net cash provided by investing activities

Net cash provided by investing activities in 2024 was US$28.9 million, which was primarily attributable to cash received from disposal of cryptocurrency assets of US$33.7 million, which was partially offset by (i) cash paid for property and equipment of US$1.2 million; (ii) cryptocurrencies purchased using fiat currency of US$2.3 million and (iii) loans provided to third parties of US$1.4 million.

Net cash provided by investing activities in 2023 was US$26.2 million, which was primarily attributable to (i) cash received from disposal of cryptocurrency assets of US$36.8 million; (ii) cash received from return of short-term investments of US$2.4 million; and (iii) proceeds from disposal of long-term investments of US$2.3 million, which was partially offset by (i) cash paid for acquisition of property and equipment of US$1.4 million; and (ii) cryptocurrencies purchased using fiat currency of US$14.2 million.

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

Net cash provided by financing activities

Net cash provided by financing activities in 2024 was US$2.4 million which was primarily attributable to proceeds from issuance of ordinary shares under At-The-Market offering of US$2.3 million.

Net cash provided by financing activities in 2023 was nil.

Net cash provided by financing activities in 2022 was US$29.8 million which was primarily attributable to (i) proceeds from issuance of ordinary shares for private placement of US$23.5 million; and (ii) proceeds from short-term borrowings of US$6.3 million.

Capital Expenditures

We made capital expenditures for property and equipment of US$13.8 million, US$1.4 million and US$1.2 million in 2022, 2023 and 2024, respectively, which primarily due to purchases of mining machines.

Recent Accounting Pronouncements

New accounting standards which have been adopted

In November 2023, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, unless impracticable, based on the significant segment expense categories identified and disclosed in the period of adoption. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023. The Company adopted ASU 2023-07 on January 1, 2024. The information is disclosed in Note 24.

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities to measure cryptocurrency assets that meet specific criteria at fair value with changes recognized in net income for each reporting period. Additionally, ASU 2023-08 requires an entity to present cryptocurrency assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of cryptocurrency assets separately from changes in the carrying amounts of other intangible assets in the income statement. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Company early adopted ASU 2023-08 on January 1, 2024. Upon adoption, the Group recognized a fair value adjustment on cryptocurrency assets from continuing operations and discontinued operations of $854 and $39, respectively, for a combined cumulative-effect adjustment of $893 increase in retained earnings.

New accounting standards which have not yet been adopted

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public companies to disclose additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis (“ASU No. 2024-03”). ASU No. 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

C.	Research and Development

We expect to make expenditures on research and development activities on developing new mining machines and new chips in the future.

Intellectual Property

We rely on a combination of trademark, copyright, patent and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights and our brands. As of the date of this annual report, our intellectual property rights and our brands are as follows: We have registered 19 trademarks in PRC through E-Sun Sky Computer (Shenzhen) Co., Limited. We have also registered 7 trademarks in Taiwan, 7 trademarks in Hongkong, 2 trademarks in Malaysia and 2 trademarks in the United States, all of which belong to Bee Computing (HK) Limited. We own 5 software copyright registrations in PRC through E-Sun Sky Computer (Shenzhen) Co., Limited. We own 4 authorized patents in the PRC, 14 authorized patents in Taiwan, and 1 authorized patent in Hongkong through Bee Computing (HK) Limited.

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

E.	Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. We believe critical accounting policies as disclosed herein reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. We did not identify any critical accounting estimates.

Revenue recognition

The Group’s revenues were derived principally from cryptocurrency mining and data center services. The Group also generated revenue from its mining pool business, which is classified as discontinued operations in the consolidated statements of comprehensive (loss) income.

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

The primary sources of the Group’s revenues are as follows:

Cryptocurrency mining

The Group has entered into cryptocurrency mining pools, by executing contracts with the mining pool operators to provide hash calculation services to the mining pools. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when, and lasts as long as, the Group provides hash calculation services to the mining pool operators. In exchange for providing hash calculation services, the Group is entitled to considerations in the form of cryptocurrencies from the mining pool operators (less pool operator fees to the mining pool operators which are recorded net with revenues), which is calculated based on a predetermined formula agreed by the Group and the mining pool operators as a part of the contracts. For accounting purpose, the agreement by and between the Group and the mining pool operator has a duration of less than 24 hours as a result of the agreement being continually renewed at the beginning of each measurement period. However, the continual renewal of the agreement does not represent a material right requiring separate performance obligations because the predetermined formula remains the same upon each renewal. Providing hash calculation services is an output of the Group’s ordinary activities and is the only performance obligation in the Group’s contract with the pool operators. The transaction consideration the Group receives is noncash consideration in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. All considerations are variable and revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as contract inception. There is no significant financing component in these transactions.

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

Effective January 1, 2024, the Group adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires cryptocurrency assets to be measured at fair value each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Group recognized a fair value adjustment on cryptocurrency assets from continuing operations and discontinued operations of $854 and $39, respectively, for a combined cumulative-effect adjustment of $893 increase in retained earnings.

Prior to the adoption of ASU 2023-08, cryptocurrencies held were accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment had occurred, the Group considered the intraday lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset. If the then current carrying value of the unit of cryptocurrency exceeded the fair value so determined, an impairment loss has occurred with respect to those units of cryptocurrencies in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses was not permitted. Prior to the adoption of ASU 2023-08, any realized gains or losses from sales of cryptocurrencies were included in gain or loss of disposal of cryptocurrencies in the consolidated statements of comprehensive (loss) income. The Group accounted for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

Cryptocurrencies generated from the cryptocurrency mining business, and cryptocurrencies generated from and distributed to mining pool participants in relation to the discontinued mining pool business, are included within operating activities in the accompanying consolidated statements of cash flows. As the Group does not have the practice to convert cryptocurrencies nearly immediately into cash, the purchases and sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bo Yu	57	Chairman, Chief Operating Officer
Man San Vincent Law	57	Executive Director
Xianfeng Yang	56	Chief Executive Officer
Qian Sun	52	Independent Director
Honghui Deng	56	Independent Director
Heng Henry Lu	59	Independent Director
Qiang Yuan	52	Chief Financial Officer

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

Mr. Qian Sun has served as our director from October 21, 2013 and became our independent director in August 2016. Mr. Sun is a partner of HongShan, where he focuses on consumer and technology-related investment. Prior to joining HongShan in 2006, Mr. Sun worked at General Atlantic from 2003 to 2005, focusing on technology-related growth investment in China. He also worked as a management consultant at Monitor Group in Hong Kong from 1997 to 1999. Mr. Sun received a BA degree in applied mathematics from Harvard College in 1997, an MBA from Harvard Business School and a J.D. from Harvard Law School in 2003.

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

Compensation of Directors and Executive Officers

In 2024, the aggregate cash compensation to all our directors and our executive officers was US$1.9 million. For share-based compensation, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We did not have any amount accrued in 2021 for pension, retirement or other similar benefits to our directors and our executive officers.

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

Restricted shares:

		Vesting
	Number of Ordinary	Commencement	Date of	Date of
Name	Shares	Date	Grant	Expiration
Man San Vincent Law	8,519,400	June 1, 2025	Nov 22, 2024	Nov 22, 2034
Xianfeng Yang	*	June 1, 2025	Nov 22, 2024	Nov 22, 2034
Bo Yu	*	June 1, 2025	Nov 22, 2024	Nov 22, 2034
Qiang Yuan	*	June 1, 2025	Nov 22, 2024	Nov 22, 2034
Directors and officers as a group	22,669,400
Other Individuals as a group	15,975,000
*	Restricted shares to vest less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.

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

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 74, 75 and 56 employees as of December 31, 2022, 2023 and 2024, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2024.

Function	Number of employees
Management and Administration	6
Investing, Marketing and Website Operation	7
Technology and Mining Division	20
General and Administrative Support	23
Total	56

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 1,595,399,890 Class A ordinary shares, 65,000 Class A preference shares and 99 Class B ordinary shares.

Percentage
	Shares Beneficially		of Votes
	Owned		Held
	Number	Percent	Percent
Directors and Executive Officers:
Man San Vincent Law(1)	140,515,369	8.8%	35.1%
Xianfeng Yang	*	*	*
Bo Yu	*	*	*
Qian Sun	*	*	*
Honghui Deng	*	*	*
Heng Henry Lu	*	*	*
Qiang Yuan	*	*	*
Directors and Executive Officers as a Group	193,029,069	11.9%	37.2%

The business address of our directors and executive officers is 428 South Seiberling Street, Akron, Ohio 44306, United States of America.

*Less than 1% of our outstanding ordinary shares.

(1)	represents (i) 140,515,369 Class A ordinary shares composed of (a) 59,988 ADSs which represent 5,998,800 Class A ordinary shares owned by Delite Limited (“Delite”) as described below, (b) 85,572,963 Class A ordinary shares owned by Good Luck Capital Limited (“Good Luck”) as described below, and (c) 488,786 ADSs which represent 48,878,600 Class A ordinary shares owned by Mr. Law directly; (ii) 6 Class B ordinary shares which owned by Delite as described below; and (iii) 65,000 Class A preference shares which owned by Good Luck as described below. Delite directly holds (i) 6 Class B ordinary shares and owns (ii) 59,988 ADSs which represent 5,998,800 Class A ordinary shares. Delite is 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite and its assets, and is the sole director of Delite. Mr. Law may be deemed to beneficially own all of the ordinary shares (including Class A ordinary shares represented by the ADSs) held by Delite. Good Luck directly holds (i) 85,572,963 Class A ordinary shares, pursuant to the completion of a share purchase agreement entered into between Good Luck Information Technology Co., Ltd. and the Company dated December 21, 2020, which shares were later transferred to Good Luck, and (ii) 65,000 Class A Preference Shares. Mr. Law is the sole shareholder of Good Luck. Mr. Law indirectly holds all voting and investment powers of Good Luck and its assets, and is the sole director of Good Luck. Mr. Law may be deemed to beneficially own all of the ordinary shares and the Class A preference shares held by Good Luck. Delite is a British Virgin Islands company with its address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Good Luck is a British Virgin Islands company with its address at Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

As of the date of this annual report, a total of 10,655,138 ADSs representing 1,065,513,800 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

Non-Interest-Bearing Borrowings from Related Parties

Since January 1, 2019, we have not provided any loans to certain directors or entities controlled by certain directors, executive officers or principal shareholders of our company. As of December 31, 2022, 2023 and 2024, there were no outstanding balance due from these related parties.

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

In December 2023, the Company announced that it has agreed to sell its entire mining pool business operated under BTC.com (the “Business”) to Esport – Win Limited, a Hong Kong limited liability company, for a total consideration of US$5 million, and further disposed of its mining pool business in January 2024. The sale does not include or affect any of BIT Mining’s other businesses.

On December 9, 2024, we completed the first closing of acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia. After the first closing of acquisition, we acquired 51% equity interests in a cryptocurrency mining data center in Ethiopia. The acquisition of the Ethiopia data center represents a development strategy to focus on data center globally and has a major effect on our results of operations.

As of December 31, 2024, we had not entered into any other material contracts, other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

In addition, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “—Passive Foreign Investment Company” below.

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

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we intend to take the position that we were not a PFIC for 2024 for United States federal income tax purposes, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2025 or future taxable years.

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition, and the IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our ADSs, which is subject to change, and a portion of which could be attributable to the value of the digital assets and cryptocurrencies we hold for our own account. Therefore, a decrease in the price of our ADSs, or an increase in the proportion of the market value of our ADSs attributable to the value of the digital assets and cryptocurrencies we hold for our own account, may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election (as described below), you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

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

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

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

For the period from May 13, 2022, the date that the registration statement on Form F-3 (File No. 333-258329) was declared effective by the SEC, to December 31, 2022, we used approximately US$20.1 million of the net proceeds from our public offerings of ADSs and warrants to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunity. During the year ended December 31, 2023, we used approximately US$2.4 million of the net proceeds from our public offerings of ADSs and warrants to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunity. During the year ended December 31, 2024, we did not make similar expenditures. As disclosed in the prospectus supplements to the accompanying base prospectus dated May 6, 2022, included in the registration statement on Form F-3 (File No. 333-258329), we still intend to use the remainder of the net proceeds from our public offerings of ADSs and warrants to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunity.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the report that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that internal control over financial reporting is effective as of December 31, 2024.

Remediation

Our Board of Directors, Audit Committee and management take internal control over financial reporting and the integrity of our financial statements seriously.

During the year ended December 31, 2024, there are no material weakness in the company that requires designing additional control measures for remediation. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The company introduced enhanced controls in 2023 to remediate the material weakness in 2022. In 2024, the company carried out continuous follow up on that material weakness, and there were no subsequent control failures reported in 2024.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MaloneBailey, LLP, our independent registered public accounting firm, for the years ended December 31, 2023 and 2024.

	For the Years Ended December 31,
	2023	2024
	US$	US$

	(in thousands)
Audit fees(1)	809	546
Audit related fees(2)	67	62
Total	876	608
(1)	Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with regulatory filings. The above amounts include interim procedures and audit fees, as well as attendance at Board meetings.
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

Not applicable.

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

The Company requires employees to use public devices and secure office networks within the scope defined by the cybersecurity policy, and to utilize technical means provided by third-party security companies, updated in 2024, for 24/7 continuous monitoring, event resolution, and reporting to enhance the cybersecurity environment, including reducing cybersecurity attacks, threat monitoring, vulnerability remediation, and implementing security patches.

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

ITEM 19.EXHIBITS

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

2.1

Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

2.2

Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

2.3

Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

2.4

Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F filed with the SEC on May 15, 2024)

4.1

Form of Employment Agreement with the Registrant’s executive officers (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.2

Form of Indemnification Agreement with the Registrant’s directors and executive officers, (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-191844), as amended, initially filed with the SEC on October 22, 2013)

4.3	Registrant’s 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.69 to our Annual Report on Form 20-F filed with the SEC on April 14, 2021)
4.4

Securities Purchase Agreement dated July 12, 2021 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.5

Share Subscription Agreement between the Registrant and Loto Interactive Limited dated January 28, 2021 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.6

Share Exchange Agreement between the Registrant and Blockchain Alliance Technologies Holding Company dated February 16, 2021 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.7

Amendment to the Share Exchange Agreement between the Registrant and Blockchain Alliance Technologies Holding Company dated April 15, 2021 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.8

Registration Rights Agreement dated July 12, 2021 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.9

Membership Interest Purchase Agreement entered into by and between the Registrant and Viking Data Centers LLC on September 22, 2021 (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F filed with the SEC on April 7, 2022)

4.10

Membership Interest Purchase Agreement entered into by and between the Registrant and Viking Data Centers LLC on October 18, 2021 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the SEC on April 7, 2022)

4.11

Share Sale and Purchase Agreement entered into by and between the Registrant and Manful Kingdom Limited on July 25, 2022 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the SEC on April 17, 2023)

4.12

Share Transfer Agreement entered into by and between Esport – Win Limited and BIT Mining Limited on December 28, 2023 (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F filed with the SEC on May 15, 2024)

4.13

Supplemental Agreement to Share Transfer Agreement entered into by and between Esport – Win Limited and BIT Mining Limited and Alliance International Technologies Limited on January 9, 2024 (incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F filed with the SEC on May 15, 2024)

4.14	At The Market Offering Agreement (incorporated by reference to Exhibit 10.1 to our current report on Form 6-K furnished to the SEC on November 6, 2024)
4.15*†	Share Transfer Agreement, dated December 3, 2024, by and between BIT Mining Limited and the Selling Shareholders named therein
4.16*†	Supplemental Agreement to the Share Transfer Agreement , dated December 3, 2024, by and between BIT Mining Limited and YOU Hongyan
8.1*	List of the Registrant’s Subsidiaries

11.1*	Code of Business Conduct and Ethics of Registrant
11.2*	Registrant’s Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of MaloneBailey, LLP
97.1	Incentive Compensation Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F filed with the SEC on May 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline Taxonomy Extension Scheme Document
101.CAL*	Inline Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline Taxonomy Extension Label Linkbase Document
101.PRE*	Inline Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report
**	Furnished with this annual report
†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIT MINING LIMITED

	By:	/s/ Xianfeng Yang
Name: Xianfeng Yang
Title: Chief Executive Officer

Date: April 29, 2025

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

BIT MINING LIMITED

December 31, 2022, 2023 and 2024

BIT MINING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIT Mining Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BIT Mining Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Evaluation of the Existence and Control of Cryptocurrency Assets Held

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2024, the Company adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets, using a modified retrospective approach, which requires cryptocurrency assets to be measured at fair value each reporting period with changes in fair value recorded in net income or loss. The Company’s cryptocurrency assets as of December 31, 2024 amounted to approximately $9.6 million.

We identified the evaluation of the existence and control of the cryptocurrency assets held as a critical audit matter due to the subjective auditor judgment involved in determining the nature and extent of audit evidence required to address the risks of material misstatement related to the existence and rights and obligations of the cryptocurrency assets as the cryptocurrency holdings are stored using the custodial service provided by third parties. Control over cryptocurrency assets is provided through private cryptographic keys stored using third-party custodial services.

The primary procedures we performed to address this critical audit matter included the following:

●	Obtained an understanding of the internal controls over the Company’s cryptocurrency assets process, including a reconciliation control over the comparison of the Company’s records of cryptocurrency assets held to the custodial records;
●	Independently and directly confirmed the balance of the Company’s cryptocurrency assets in the custody of third parties, evaluated the reliability and relevance of the information obtained from third party custodians, and compared the balance confirmed to the Company’s record of cryptocurrency holdings;
●	Tested selected transactions by obtaining and inspecting source documents including agreements;
●	Independently obtained evidence from public blockchains, to the extent applicable, to test the existence of cryptocurrency assets transactions and balances and evaluated the relevance and reliability of audit evidence obtained from public blockchains;
●	Reviewed and evaluated the custodian contracts, and observed the Company accessing its wallets under custody to conduct transactions, including subsequent transfers, tested selected transactions occurred between the year-end and the observation date and verified the transactions on public blockchains independently; and
●	Evaluated the sufficiency and appropriateness of audit evidence obtained by assessing the results of procedures performed over the cryptocurrencies.

Evaluation of Accounting for and Disclosure of Cryptocurrency Mining Revenue Recognized

As discussed in Note 2 to the consolidated financial statements, the Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. For cryptocurrency mining revenue, the Company provides hash calculation services to a mining pool and in exchange for providing such services, the Company is entitled to considerations in the form of cryptocurrencies from the mining pool, which is calculated based on a predetermined formula agreed by the Company and the mining pool operator as a part of the contract. The Company’s management has exercised significant judgments in their determination of how existing accounting guidance should be applied to the accounting for and disclosure of cryptocurrency mining revenue recognized.

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

The primary procedures we performed to address this critical audit matter included the following:

●	With the assistance of our Information Technology (“IT”) professionals, we identified the key systems the Company used to monitor hashrate, tested the IT general controls over the system and validated the hashrate has been provided to the mining pool;
●	Performed observation of the facilities where the Company’s mining machines were located, which included an observation of the environment and mining machines observation procedures;
●	Evaluated management’s rationale for the application of ASC 606 to account for its cryptocurrency mining revenue, which included evaluating the contract between the Company and the mining pool operator;
●	Confirmed with the mining pool operator the significant contractual terms used in the determination of the cryptocurrency mining revenue earned by the Company, total mining rewards earned, and the cryptocurrencies wallet addresses in which the rewards are deposited;
●	Evaluated and tested management’s rationale and supporting documentation associated with the valuation of cryptocurrency awards earned, including evaluating the reasonableness of the cryptocurrency prices utilized by the Company to value cryptocurrency awards earned by obtaining independent cryptocurrency prices and comparing those to the prices used by the Company;
●	Compared the Company’s wallet records of cryptocurrency mining revenue received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from public blockchains;
●	Performed certain substantive analytical procedures to determine completeness and existence of cryptocurrencies earned by the Company as consideration for services rendered, including recalculating the cryptocurrency mining revenue recognized according to the formula prescribed in the contractual payout method using the hashrate provided to the mining pool and independently obtained blockchain inputs; and
●	Evaluated management’s disclosures of its cryptocurrency mining revenue in the financial statement footnotes.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2020

Houston, Texas

April 29, 2025

BIT MINING LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands U.S. dollars (“US$”), except for number of shares)

		As of December	As of December
	Notes	31, 2023	31, 2024
ASSETS
Current assets:
Cash and cash equivalents		3,244	1,810
Accounts receivable		2,876	1,845
Prepayments and other current assets	8	6,298	5,911
Cryptocurrency assets	7	7,625	9,581
Current assets of discontinued operations	4	13,813	—
Total current assets		33,856	19,147

Non-current assets:
Property and equipment, net	9	22,833	19,896
Intangible assets, net	10	2,033	11,084
Deposits		2,466	2,462
Long-term investments	6	4,173	3,557
Right-of-use assets	11	4,273	2,627
Long-term prepayments and other non-current assets	12	2,962	27,562
Total non-current assets		38,740	67,188

TOTAL ASSETS		72,596	86,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		821	25
Accrued payroll and welfare payable		410	306
Accrued expenses and other current liabilities	13	14,333	9,349
Operating lease liabilities-current	11	1,681	1,485
Income tax payable	15	76	71
Current liabilities of discontinued operations	4	27,605	—
Total current liabilities		44,926	11,236

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

		As of December	As of December
	Notes	31, 2023	31, 2024
Non-current liabilities:
Operating lease liabilities-non-current	11	2,538	1,063
Other non-current liabilities		—	7,256
Total non-current liabilities		2,538	8,319

TOTAL LIABILITIES		47,464	19,555

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2023 and December 31, 2024; 1,111,232,210 and 1,595,399,890 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively	21	54	78
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2023 and December 31, 2024; 65,000 shares issued and outstanding as of December 31, 2023 and December 31, 2024	21	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2023 and December 31, 2024; 99 shares issued and outstanding as of December 31, 2023 and December 31, 2024	21	—	—
Additional paid-in capital	21	621,837	640,724
Treasury shares		(21,604)	(21,604)
Accumulated deficit and statutory reserve	14	(570,879)	(557,913)
Accumulated other comprehensive loss		(4,276)	(4,392)
Total BIT Mining Limited shareholders’ equity		25,132	56,893
Non-controlling interests		—	9,887
Total shareholders’ equity		25,132	66,780

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		72,596	86,335

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Notes	2022	2023	2024
Revenues		57,025	43,101	32,922
Operating costs and expenses:
Cost of revenue		(61,195)	(40,055)	(29,937)
Sales and marketing expenses		(336)	(153)	(54)
General and administrative expenses		(21,946)	(18,465)	(13,709)
Service development expenses		(2,213)	(874)	(69)
Total operating costs and expenses		(85,690)	(59,547)	(43,769)
Other operating income		115	180	214
Government grant		29	—	—
Other operating expenses		(2,370)	(13,642)	(613)
Net (loss) gain on disposal of cryptocurrency assets		(7,835)	7,074	—
Impairment of cryptocurrency assets	7	(9,396)	(2,359)	—
Changes in fair value of cryptocurrency assets		—	—	3,203
Changes in fair value of contingent considerations		1,247	—	—
Impairment of property and equipment	9	(35,224)	—	—
Impairment of intangible assets		(7,539)	—	—
Changes in fair value of payables settled by cryptocurrency assets		—	—	37
Operating loss from continuing operations		(89,638)	(25,193)	(8,006)
Other income, net		9,031	691	627
Interest income		150	242	56
Interest expense		(218)	—	—
Gain (loss) from equity method investments	6	164	(295)	(20)
Impairment of long-term investments	6	(2,250)	(1,408)	(132)
Gain from disposal of long-term investments		—	614	—
Gain from short-term investments		—	—	156
Gain from disposal of subsidiaries		3,340	—	—
Changes in fair value of derivative instruments		—	(35)	311
Loss before income tax from continuing operations		(79,421)	(25,384)	(7,008)
Income tax benefits	15	—	—	—
Net loss from continuing operations		(79,421)	(25,384)	(7,008)
(Loss) income from discontinued operations, net of applicable income taxes	5	(79,006)	(3,326)	240
Gain on disposal of discontinued operations, net of applicable income taxes	5	—	—	18,687
Net (loss) income from discontinued operations, net of applicable income taxes	5	(79,006)	(3,326)	18,927
Net (loss) income		(158,427)	(28,710)	11,919
Less: Net loss attributable to non-controlling interests		(3,012)	—	(154)
Net (loss) income attributable to BIT Mining Limited		(155,415)	(28,710)	12,073
Net loss attributable to BIT Mining Limited from continuing operations		(76,409)	(25,384)	(6,854)
Net (loss) income attributable to BIT Mining Limited from discontinued operations		(79,006)	(3,326)	18,927
Other comprehensive loss:
Foreign currency translation loss		(1,735)	(316)	(116)
Other comprehensive loss, net of tax		(1,735)	(316)	(116)
Comprehensive (loss) income		(160,162)	(29,026)	11,803
Less: Comprehensive loss attributable to non-controlling interests		(3,142)	—	(154)
Comprehensive (loss) income attributable to BIT Mining Limited		(157,020)	(29,026)	11,957

(Losses) earnings per share attributable to BIT Mining Limited-Basic and Diluted:	20
Net loss from continuing operations		(0.09)	(0.03)	(0.01)
Net (loss) income from discontinued operations		(0.09)	(0.00)	0.02
Net (loss) income		(0.18)	(0.03)	0.01
(Losses) earnings per American Depositary Share (“ADS*”) attributable to BIT Mining Limited-Basic and Diluted:	20
Net loss from continuing operations		(8.77)	(2.30)	(0.58)
Net (loss) income from discontinued operations		(9.07)	(0.30)	1.61
Net (loss) income		(17.84)	(2.60)	1.03
Weighted average number of Class A and Class B ordinary shares outstanding:	20
Basic		871,036,499	1,102,373,814	1,171,663,430
Diluted		871,036,499	1,102,373,814	1,171,663,430

The accompanying notes are an integral part of the consolidated financial statements.

*    American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands U.S. dollars (“US$”))

	For the years ended December 31,
	2022	2023	2024
Cash flow from operating activities
Net (loss) income	(158,427)	(28,710)	11,919
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Amortization of right-of-use assets	1,586	1,449	1,680
Depreciation of property and equipment	24,050	9,858	10,149
Amortization of intangible assets	9,132	1,258	1,388
Share-based compensation	4,474	1,030	1,214
Loss (gain) on disposal of property and equipment	—	3	(51)
Impairment of intangible assets	56,094	—	—
Impairment of goodwill	26,569	—	—
Impairment of long-term investments	2,250	1,408	132
Impairment of cryptocurrency assets	18,435	5,245	—
Impairment of property and equipment	35,224	—	—
Changes in fair value of derivative instruments	—	35	(311)
Changes in fair value of contingent considerations	(1,247)	—	—
Changes in fair value of cryptocurrency assets	—	—	(2,932)
Changes in fair value of payables settled by cryptocurrency assets	—	—	(37)
Provision for credit losses	—	4,798	—
Write-off of prepayments	—	—	604
Loss (gain) from equity method investments	(164)	296	20
Gain on disposal of discontinued operations	—	—	(18,687)
Gain from short-term investments	—	—	(156)
Net gain on disposal of cryptocurrency assets	(8,360)	(6,214)	—
Non-cash other operating expense-cyberattack loss	3,100	—	—
Gain from relief of liability	(4,426)	—	—
Gain on disposal of subsidiaries	(3,340)	—	—
Gain from disposal of long-term investments	—	(614)	—
Changes in operating assets and liabilities:
Accounts receivable	(3,802)	(2,591)	1,280
Prepayments and other current assets	9,807	1,225	1,303
Cryptocurrency assets	(34,178)	(38,040)	(28,699)
Long-term prepayments and other non-current assets	—	(831)	1,692
Deposits	—	(79)	—
Operating lease liabilities	(1,870)	(1,572)	(1,705)
Accounts payable	(16,861)	625	(1,523)
Accrued expenses and other current liabilities	(17,285)	23,295	(10,663)
Accrued payroll and welfare payable	330	(290)	(130)
Other non-current liabilities	—	—	775
Amounts due to related parties	(4,645)	—	—
Income tax payable	(7)	3	(5)
Net cash used in operating activities	(63,561)	(28,413)	(32,743)

Cash flows from investing activities
Cash paid for property and equipment	(13,782)	(1,428)	(1,175)
Proceeds from the disposal of subsidiaries, net of cash disposed	5,007	—	(372)
Cash paid for short-term investments	(2,360)	—	—
Cash received from return of short-term investments	—	2,360	—
Cash received for asset acquisition, net of cash paid	25	—	46
Cash received from return of long-term investments	1,424	363	123
Cash received from disposal of cryptocurrency assets	34,354	36,753	33,663
Cryptocurrencies purchased using fiat currency	—	(14,237)	(2,258)
Proceeds from disposal of property and equipment	—	20	237
Proceeds from disposal of long-term investments	177	2,333	—
Loans provided to third parties	(459)	—	(1,411)
Net cash provided by investing activities	24,386	26,164	28,853

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands U.S. dollars (“US$”))

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from financing activities
Proceeds from the exercise of warrants	—	—	30
Proceeds from short-term borrowings	6,306	—	—
Proceeds from issuance of ordinary shares under At-The-Market offering	—	—	2,338
Proceeds from issuance of ordinary shares for private placement	23,464	—	—
Net cash provided by financing activities	29,770	—	2,368
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,825)	(48)	55
Net decrease in cash, cash equivalents and restricted cash	(12,230)	(2,297)	(1,467)
Cash, cash equivalents and restricted cash at beginning of the year	17,804	5,574	3,277
Cash, cash equivalents and restricted cash at end of the year	5,574	3,277	1,810

Supplemental disclosures of cash flow information:
Income tax paid	—	—	—
Interest received	150	242	2
Interest paid	(218)	—	—

NON-CASH TRANSACTIONS:
Operating lease right-of-use asset obtained in exchange for operating lease liability	—	1,587	34
Payment of expense and non-current assets in the form of cryptocurrencies	6,939	13,810	148
Collateral rendered to lender in the form of cryptocurrencies	6,306	—	—
Proceeds from disposal of property and equipment in the form of cryptocurrencies	—	—	42
Cryptocurrencies paid to purchase mining machines	—	—	2,750
Ordinary shares issued and issuable in connection with business combination and asset acquisition	3,416	—	15,329
Deposits received from customers of mining data center in the form of cryptocurrencies	2,192	—	442
Deposits refund to customers of mining data center in the form of cryptocurrencies	—	71	1,194
Cryptocurrencies collected from short-term investments	—	—	5,506
Cryptocurrencies paid to short-term investments	—	—	5,350
Cryptocurrencies collected from disposal of discontinued operation	—	—	1,000
Receivables from disposal and return of long-term investments	—	—	303
Cryptocurrencies collected from derivative contracts	—	7,195	23,109
Cryptocurrencies paid to derivative contracts	—	8,560	22,265
Consideration paid to purchase the non-controlling interests in subsidiary	17,785	—	—
Property, plant and equipment transferred from long-term prepayment	10,924	4,232	8

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. dollars (“US$”) except for number of shares)

	BIT Mining Limited shareholders
	Number of	Number of	Number of					Accumulated
	Class A	Class A	Class B			Additional		other	Accumulated		Total
	ordinary	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	deficit and	Non-controlling	shareholders’
	shares	shares	shares	shares	shares	capital	shares	loss	statutory reserve	interests	equity
Balance as of December 31, 2021	710,078,070	65,000	99	36	—	590,567	(21,604)	(2,355)	(386,754)	25,373	205,263
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	(5,542)	(5,542)
Net loss for the year	—	—	—	—	—	—	—	—	(155,415)	(3,012)	(158,427)
Foreign currency translation loss	—	—	—	—	—	—	—	(1,605)	—	(130)	(1,735)
Issuance of ordinary shares for private placement, net of issuance costs	315,666,650	—	—	16	—	23,448	—	—	—	—	23,464
Issuance of ordinary shares for asset acquisition	16,038,930	—	—	1	—	3,415	—	—	—	—	3,416
Issuance of ordinary shares from exercise of share-based awards	—	—	—	1	—	(1)	—	—	—	—	—
Purchase of non-controlling interests	—	—	—	—	—	(1,096)	—	—	—	(16,689)	(17,785)
Share-based compensation	22,029,560	—	—	—	—	4,474	—	—	—	—	4,474
Balance as of December 31, 2022	1,063,813,210	65,000	99	54	—	620,807	(21,604)	(3,960)	(542,169)	—	53,128
Net loss for the year	—	—	—	—	—	—	—	—	(28,710)	—	(28,710)
Foreign currency translation loss	—	—	—	—	—	—	—	(316)	—	—	(316)
Share-based compensation	47,419,000	—	—	—	—	1,030	—	—	—	—	1,030
Balance as of December 31, 2023	1,111,232,210	65,000	99	54	—	621,837	(21,604)	(4,276)	(570,879)	—	25,132

Cumulative effect upon adoption of ASU 2023-08, net of tax	—	—	—	—	—	—	—	—	893	—	893
Net income for the year	—	—	—	—	—	—	—	—	12,073	(154)	11,919
Foreign currency translation loss	—	—	—	—	—	—	—	(116)	—	—	(116)
Share-based compensation	40,318,000	—	—	2	—	1,143	—	—	—	—	1,145
Issuance of ordinary shares as incentive shares	2,291,280	—	—	—	—	69	—	—	—	—	69
Issuance of ordinary shares from exercise of Series B warrants	500,000	—	—	—	—	30	—	—	—	—	30
Issuance of ordinary shares under At-The-Market offering	72,026,600	—	—	4	—	2,334	—	—	—	—	2,338
Issuance of ordinary shares for asset acquisition	369,031,800	—	—	18	—	15,311	—	—	—	—	15,329
Non-controlling interests arising from acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	10,041	10,041
Balance as of December 31, 2024	1,595,399,890	65,000	99	78	—	640,724	(21,604)	(4,392)	(557,913)	9,887	66,780

The accompanying notes are an integral part of the consolidated financial statements.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION

BIT Mining Limited (the “Company” or the “Group”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the original name of “Fine Success Limited”, which was changed to “500wan.com” on May 9, 2011, and changed to “500.com Limited” on October 9, 2013. The Company changed to the new name of “BIT Mining Limited” and the new ticker symbol “BTCM” effective April 20, 2021.

The Company has completed the transformation of its business and become an enterprise that primarily engages in cryptocurrency mining, data center operation and mining pool operation in 2021, and further disposed of its mining pool business in January 2024.

On April 15, 2021, the Company completed the acquisition of the entire mining pool business of Blockchain Technologies Holding Company operated under BTC.com (renamed as “Cloverpool” after its disposition in January 2024), including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses” or “mining pool business”). On December 28, 2023, the Company entered into an agreement with Esport-Win Limited, a Hong Kong limited liability company, to sell its entire mining pool business operated under BTC.com for a total consideration of US$5,000. The disposal of the mining pool business represents a strategic shift and has a major effect on the Company’s results of operations. Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2024 and the comparable periods have been classified to reflect the mining pool business as discontinued operations. The transaction was closed in February 2024 and, for accounting purposes, the mining pool business was deemed to be disposed of on January 31, 2024 when the Company relinquished control. Refer to Note 4.

On December 9, 2024, the Company completed the first closing of the acquisition of Guanghan Data Center Co., Ltd., which had 51% equity interest in Alpha Data Center LLC and intended to operate a cryptocurrency mining data center in Ethiopia (the “Ethiopia data center”). The Ethiopia data center has a total planned power capacity up to 100 megawatts. Refer to Note 5.

As of December 31, 2024, the Company has subsidiaries incorporated in countries and jurisdictions including British Virgin Islands, Cayman Islands, Hong Kong, the United States of America (“USA”), Canada, mainland China, Malta, Cyprus, Curacao and Ethiopia.

As of December 31, 2024, the Company’s major subsidiaries are listed below:

			Percentage
			of ownership
		Place of	by the
Entity	Date of establishment	establishment	Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
BT Mining Limited (BT Mining)	April 19, 2021	Cayman Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
Bee Computing (HK) Limited (“Bee Computing”)	May 17,2016	Hong Kong	100%	Miner Manufacturing
Yibao Energy (Guangzhou) New Energy Technology Limited (“Yibao Energy”)	December 21,2023	Mainland China	100%	Technology Service
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	Mainland China	100%	Technology Service
Star Light Inc. (“Star Light”)	January 29, 2021	Cayman Islands	100%	Investment Holding
Guanghan Data Center Co., Ltd. (“Guanghan”)	November 19, 2024	British Virgin Islands	100%	Data Center Service
Alpha Data Center LLC (“Alpha”)	July 21, 2022	Ethiopia	51%	Data Center Service
Summit Bend US Corporation (“Summit Bend”)	September 22, 2021	USA	100%	Investment Holding
Star Light Ohio I Corporation (“Ohio I”)	September 23, 2021	USA	100%	Cryptocurrency Mining
Star Light Ohio II Corporation (“Ohio II”)	September 23, 2021	USA	100%	Investment Holding
Asgard Data Centers LLC (“Asgard”)	September 16, 2021	USA	100%	Data Center Service
Alliance International Technologies Limited (“Alliance International Technologies”)**	March 11, 2020	British Virgin Islands	100%	Cryptocurrency Mining
1324492 B.C. Ltd	September 16, 2021	Canada	100%	Investment Holding
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	100%	Investment Holding
Multi Warehouse Ltd*	December 3, 2014	Malta	100%	Online Gaming
Multi Brand Gaming Ltd*	October 3, 2014	Malta	100%	Online Gaming
Multilotto UK Ltd*	September1, 2016	Malta	100%	Online Gaming
Lotto Warehouse Ltd*	September1, 2016	Malta	100%	Online Gaming
Wasp Media Ltd*	August 12, 2016	Malta	100%	Online Gaming
Round Spot Services Ltd*	May 6, 2015	Cyprus	100%	Online Gaming
Multi Pay N.V.*	August 25, 2011	Curacao	100%	Online Gaming
Oddson Europe Ltd*	January10, 2018	Malta	100%	Online Gaming

*A subsidiary of the Multi Group

**Alliance International Technologies is the holding company of the mining pool business prior to the disposition in January 2024 and is also engaged in cryptocurrency mining operation.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of derivative instruments, implicit interest rate of operating lease, accrual for contingencies, valuation of intangible asset and liability acquired from asset acquisition and purchase price allocation for asset acquisitions. Actual results could materially differ from those estimates.

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

Foreign currency translation and change in reporting currency

The functional currency of the Company, BVI, 500wan HK, Bee Computing, Alliance International Technologies, Skill Esport, Summit Bend, Ohio I, Ohio II, Asgard, Guanghan, Alpha and its discontinued operation Hong Kong Sunstar Technology Co., Limited (“Sunstar Technology”) is the US$. The functional currency of the Multi Group and its subsidiaries is EUR. The functional currency of the Loto Interactive and its subsidiaries is HKD. E-Sun Sky Computer, Yibao Energy, and its discontinued operations Beijing Guixinyanghang Technology Limited (“Guixinyanghang“) and Shenzhen Chuangyinghuanyu Network Technology Limited (“Chuangyinghuanyu Technology”) determined their functional currencies to be RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of comprehensive (loss) income.

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

In a business combination, the Group may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion. In an asset acquisition, intangible assets are recognized if they meet the asset recognition criteria in the FASB Statement of Concepts No.8 (“CON 8”) chapter 5. Identifiable intangible assets recognized in the Group’s acquisitions generally include brand name, strategic contract and unpatented technology.

For the Company’s majority-owned subsidiaries, non-controlling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net (loss) income” on the consolidated statements of comprehensive (loss) income includes the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Group’s consolidated balance sheets.

The Group recognized changes in fair value of contingent consideration in the amount of a gain of US$1,247, nil and nil during the years ended December 31, 2022, 2023 and 2024, respectively, which was related to the remeasurement of the contingent consideration from the acquisition of Alliance International Technologies Limited. The contingent consideration is settled as of December 31, 2022.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Short-term investment

Short-term investment the Group entered into during 2022 and fully redeemed in 2023 represented fixed coupon notes with original maturities of greater than three months but less than a year. The Group’s short-term investments purchased in 2024 consist of debt securities classified as available-for-sale. The Group’s available-for-sale securities are measured at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss, and realized gains or losses recorded as gain from short-term investments in the consolidated statements of comprehensive (loss) income. The Group had no short-term investment outstanding as of December 31, 2023 and 2024.

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

Effective January 1, 2024, the Group adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires cryptocurrency assets to be measured at fair value each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Group recognized a fair value adjustment on cryptocurrency assets from continuing operations and discontinued operations of $854 and $39, respectively, for a combined cumulative-effect adjustment of $893 increase in retained earnings.

Prior to the adoption of ASU 2023-08, cryptocurrencies held were accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment had occurred, the Group considered the intraday lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset. If the then current carrying value of the unit of cryptocurrency exceeded the fair value so determined, an impairment loss has occurred with respect to those units of cryptocurrencies in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of impairment losses was not permitted. Prior to the adoption of ASU 2023-08, any realized gains or losses from sales of cryptocurrencies were included in gain or loss of disposal of cryptocurrencies in the consolidated statements of comprehensive (loss) income. The Group accounted for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

Cryptocurrencies generated from the cryptocurrency mining business, and cryptocurrencies generated from and distributed to mining pool participants in relation to the discontinued mining pool business, are included within operating activities in the accompanying consolidated statements of cash flows. As the Group does not have the practice to convert cryptocurrencies nearly immediately into cash, the purchases and sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows.

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

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive (loss) income.

Intangible assets

Intangible assets represent computer software, internet domain name, licensing agreement, and intangible assets arising from business combination and asset acquisitions. Computer software, internet domain name and licensing agreement purchased from third parties are initially recorded at cost and amortized on a straight-line basis over their estimated useful lives of the respective assets. The Group performs valuation of the intangible assets arising from business combination and asset acquisitions to determine the fair value to be assigned to each asset acquired. The acquired intangible assets are expensed or amortized using the straight-line approach over the estimated useful life of the assets. Estimated useful lives of the respective assets are set out as follows:

Category	Estimated Useful Life
Computer software	3-10 years
Internet domain name	10 years
Licensing agreement	Agreement term
Intangible assets arising from business combination and asset acquisitions
Licenses and brand name	10 years
Internet domain name and brand name	10 years
Strategic contract	3-5 years
Unpatented technology	3 years

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

The Company identified the BTC.com Pool Business to be the reporting unit for goodwill impairment testing. During the year ended December 31, 2022, the Company performed both qualitative and quantitative assessment for goodwill impairment by comparing the fair value of BTC.com Pool Businesses to its carrying value. The Company used the income approach with the discounted cash flow valuation method with the assistance of a third-party valuation specialist to estimate fair value, which requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rate. As a result, the impairment loss on goodwill of US$26,569 was recognized and included in net loss from discontinued operations in the consolidated statements of comprehensive (loss) income for the year ended December 31, 2022. There was no outstanding balance for goodwill as of December 31, 2023 and 2024.

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

The Group recorded an impairment loss of US$7,539 for intangible assets of Asgard for the year ended December 31, 2022. There was no such impairment for the years ended December 31, 2023 and 2024.

The Group recorded an impairment loss of US$35,224 mainly for the mining machines in Kazakhstan and the USA for the year ended December 31, 2022. There was no such impairment for the years ended December 31, 2023 and 2024.

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

According to the above testing, impairment loss of US$2,250, US$1,408 and US$132 for the long-term investments was recognized during the years ended December 31, 2022, 2023 and 2024, respectively.

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

From October 2023 to November 2024, the Group entered into several accumulator agreements with a third party with terms ranging from three to twelve months, subject to early termination. The agreements established a barrier price and a forward strike price on future Ethereum or Bitcoin prices, and Group would receive certain Ethereum or Bitcoins over the terms at the prices specified in the agreements. From February 2024 to September 2024, the Group also entered into several decumulator agreements with the same third party mentioned above with terms ranging from three to six months, subject to early termination. The agreements established a barrier price and a forward strike price on future Litecoin, Ethereum or Bitcoin prices, and Group would payout certain Litecoins, Ethereum or Bitcoins over the terms at the prices specified in the agreements. The agreements are accounted for as derivative instruments and recorded at fair value.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative contracts (continued)

The derivative contracts are valued by the issuer of the instruments using pricing models whose inputs are calibrated from observable market data, mainly quoted Litecoin, Ethereum or Bitcoin prices, and do not involve material subjectivity. Such valuations are classified within level 2 of the fair value hierarchy.

As of December 31, 2023 and 2024, the Group recognized derivative asset of US$1,392 and US$859, respectively, which were included in prepayment and other current assets in the consolidated balance sheets. For the years ended December 31, 2023 and 2024, the Group recognized changes in fair value of derivative instruments of a loss of US$35 and a gain of US$311, respectively, in the consolidated statements of comprehensive (loss) income.

Fair value measurements

Financial instruments primarily include cash and cash equivalents, accounts receivable, prepayments and other receivables, derivative asset, equity security without readily determinable fair values, equity method investments, accounts payable and accrued expenses and other current liabilities. The Group carries the equity securities without readily determinable fair values under the measurement alternative basis and equity method investments on other-than-temporary basis. Derivative asset related to the derivative contracts is measured at fair value on a recurring basis. The carrying values of other financial instruments, approximate their fair values due to their short-term maturities.

The Group’s non-financial assets, including cryptocurrency assets prior to the adoption of ASU 2023-08, intangible assets, goodwill and property and equipment are measured at fair value when an impairment charge is recognized. Fair value of cryptocurrencies is based on quoted prices in active markets. After the adoption of ASU 2023-08, cryptocurrency assets are measured at fair value on a recurring basis.

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

Revenue recognition

The Group’s revenues were derived principally from cryptocurrency mining and data center services. The Group also generated revenue from its mining pool business, which is classified as discontinued operations in the consolidated statements of comprehensive (loss) income.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The primary sources of the Group’s revenues are as follows:

Cryptocurrency mining

The Group has entered into cryptocurrency mining pools, by executing contracts with the mining pool operators to provide hash calculation services to the mining pools. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when, and lasts as long as, the Group provides hash calculation services to the mining pool operators. In exchange for providing hash calculation services, the Group is entitled to considerations in the form of cryptocurrencies from the mining pool operators (less pool operator fees to the mining pool operators which are recorded net with revenues), which is calculated based on a predetermined formula agreed by the Group and the mining pool operators as a part of the contracts. For accounting purpose, the agreement by and between the Group and the mining pool operator has a duration of less than 24 hours as a result of the agreement being continually renewed at the beginning of each measurement period. However, the continual renewal of the agreement does not represent a material right requiring separate performance obligations because the predetermined formula remains the same upon each renewal. Providing hash calculation services is an output of the Group’s ordinary activities and is the only performance obligation in the Group’s contract with the pool operators. The transaction consideration the Group receives is noncash consideration in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. All considerations are variable and revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as contract inception. There is no significant financing component in these transactions.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mining pool services

The Group operated its mining pool, BTC.com, to enable providers of hash calculation services (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network. It received all the mining rewards, and then allocated mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. Using hash calculation services provided by the pool participants, the Group provided transaction verification services to the blockchain networks and transaction requesters (the “primary mining pool services” or the Group as the “primary mining pool operator”). The Group also entered into arrangements with certain third-party mining pool operators to contribute a portion of the hash calculation services it obtained from BTC.com pool participants to the third-party mining pool operators. In exchange, the Group was entitled to considerations in the form of cryptocurrencies from the third-party mining pools operators calculated based on a predetermined formula regardless of whether the third-party mining pool operators successfully validated the blocks (the “sub mining pool services” or the Group as the “sub mining pool operator”) (primary mining pool services and sub mining pool services collectively referred as the “mining pool services”).

Primary mining pool services

As the primary mining pool operator, the Group provided transaction verification services. Transaction verification services were an output of the Group’s ordinary activities. The mining rewards the Group received from the blockchain network included the block rewards and the transaction verification fees related to the transactions included in the block. For block rewards, the customer was the blockchain as the Group attempted to be the first vendor to solve an algorithm that it would then place as a successful block on the blockchain in exchange for cryptocurrency block rewards awarded by the blockchain protocols. For transaction verification fees, the requester for each blockchain transaction request was the customer.

A contract with the blockchain for the block rewards or with the transaction requester for the transaction verification fees existed upon the transfer of a verified block to the blockchain. The performance obligation was to validate each block. Revenue was recognized at the point when the block validation was successfully completed, which was also when the Group received the rewards. Revenue, which was noncash consideration, was measured at the fair value of block rewards and transaction verification fees earned at contract inception. The Group considered itself the principal in transactions with the blockchain networks as it coordinated all the hash calculation services within the mining pool, utilized such aggregated hash calculation services to validate blocks, collected centrally all mining rewards and distributed them in accordance with the predetermined sharing mechanisms. The Group had control over the pool participants’ hash calculation services. Although the pool participants could enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, the Group dictated the tasks and the participants’ mining machines merely followed the allocation prescribed by the Group. As a result, the Group was primarily responsible for fulfilling the promise to provide the specified service, which was to transfer a verified block to the blockchain. Further, under existing sharing mechanisms, the Group was exposed to the risk that actual block rewards might differ from expected rewards, therefore, bore the inventory risk before the specified service had been transferred to the blockchain network. Therefore, the Group recognized the mining pool revenue on a gross basis by recording all of the transaction fees and block rewards earned under the primary mining pool services as revenue, and the portion of the transaction fees and block rewards remitted to pool participants as cost of revenue.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sub mining pool services

As the sub mining pool operator, using hash calculation services obtained from pool participants, the Group provided hash calculation services to certain third-party mining pool operators in exchange for considerations in the form of cryptocurrencies from the third-party mining pool operators. As the Group was entitled to consideration, which was calculated based on a predetermined formula agreed by the Group and the mining pool operators as a part of the contracts, even if a block was not successfully placed by the third-party mining pool operators, the Group entered into such arrangements to stabilize the mining rewards it was entitled to. Same to cryptocurrency mining arrangements, the contracts were terminable at any time by either party and the Group’s enforceable right to compensation only began when the Group provided hash calculation services to the third-party mining pool operators. Providing hash calculation services was an output of the Group’s ordinary activities and was the only performance obligation in the Group’s contract with the third-party pool operators. The transaction consideration the Group received was noncash variable consideration in the form of cryptocurrencies. The Group measured the cryptocurrencies at fair value at contract inception. The revenue was recognized when the hash calculation services were provided to the third-party mining pool operators which was the same day as contract inception. There was no significant financing component in these transactions.

The Group considered itself the principal in sub mining pool service transactions as the pool participants of BTC.com did not directly enter into contracts with the third-party mining pool operators and the Group was primarily responsible for fulfilling the promise to provide the hash calculation services and to remit a portion of the mining rewards to the pool participants. In case of the non-performance of the third-party mining pool operators, the Group was obligated to compensate the pool participants for considerations they were entitled to. As a result, the Group determined that it controlled the hash calculation services before they were provided to the third-party mining pool operators. The Group recognized the mining pool revenue on a gross basis by recording all of the mining rewards earned under the sub mining pool services as revenue, and the portion of mining rewards remitted to pool participants as cost of revenue.

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2023 and 2024, the Group recorded advance from customers balance of US$397 and US$1,218 respectively, which was included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets. US$361, nil and nil of deferred revenue included in the opening balances of advance from customers was recognized during the years ended December 31, 2022, 2023 and 2024, respectively. The amounts were included in revenues on the accompanying statements of comprehensive (loss) income.

Refer to Note 24 regarding the discussion of the Group’s disaggregate revenue data.

Cost of services

Cost of data center services

The cost of data center services, which consist primarily of direct production costs related to data center service, including the direct service charges for operations. The amounts were US$17,515, US$21,834 and US$16,877 for the years ended December 31, 2022, 2023 and 2024, respectively. These costs are expensed as incurred.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of cryptocurrency mining

The cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges. The amounts before inter-segment elimination were US$21,678, US$19,216 and US$14,263 for the years ended December 31, 2022, 2023 and 2024, respectively. The amounts after inter-segment elimination were US$14,085, US$7,273 and US$1,705 for the years ended December 31, 2022, 2023 and 2024, respectively. These costs are expensed as incurred.

Depreciation fees

Depreciation fees, which consist primarily of depreciation of machinery and equipment related to cryptocurrency mining and data center services, were US$22,934, US$9,737 and US$9,973 for the years ended December 31, 2022, 2023 and 2024, respectively. These costs are recorded in consolidated statements of comprehensive (loss) income on a straight-line basis over the useful life of the machinery and equipment.

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combinations and asset acquisitions, were, US$3,236, US$1,211 and US$1,382 for the years ended December 31, 2022, 2023 and 2024, respectively. These costs are recorded in consolidated statements of comprehensive (loss) income on a straight-line basis over the useful life of the intangible assets.

Cost of services also comprise employee costs, account handling expense and other direct costs incurred in providing services. These costs are expensed as incurred.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Group’s incremental borrowing rate, on a secured basis. The initial measurement of the right-of-use asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives. When a lease is terminated, the right-of-use asset and operating lease liability associated with the lease are derecognized and any difference between the carrying amounts of the right-of-use asset and the lease liability is recognized in the consolidated statements of comprehensive (loss) income as a gain or loss.

The Group does not have finance lease arrangements as of December 31, 2023 and 2024. All right-of-use assets are reviewed for impairment. No impairment on the right-of-use lease assets was recorded during the years ended December 31, 2022, 2023 and 2024.

Income taxes

The Group follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss) income in the period that includes the enactment date.

Interest and penalties arising from underpayment of income taxes are computed in accordance with the applicable tax law and is classified in the consolidated statements of comprehensive (loss) income as income tax expense. The amount of interest expense is computed by applying the applicable statutory rate of interest to difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return.

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

(Loss) earnings per share

The Group computes (loss) earnings per Class A and Class B ordinary shares in accordance with ASC 260, “Earnings Per Share”, using the two-class method. Under the provisions of ASC 260, basic net (loss) earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net (loss) earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net (loss) earnings per share if their inclusion is anti-dilutive. Potential ordinary shares consist of unvested RSUs and the incremental ordinary shares issuable upon the exercise of stock options. The dilutive effect of unvested RSUs and outstanding stock options is reflected in diluted (loss) earnings per share by application of the treasury stock method. The computation of the diluted net (loss) earnings per share of Class A ordinary shares assumes the conversion of Class B ordinary shares, while the diluted net (loss) earnings per share of Class B ordinary shares does not assume the conversion of those shares.

The liquidation and dividend rights of the holders of the Group’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted net (loss) earnings per share of Class A ordinary shares, the undistributed earnings are equal to net loss for that computation.

For the purposes of calculating the Group’s basic and diluted (loss) earnings per Class A and Class B ordinary shares, the ordinary shares relating to the options that were exercised are assumed to have been outstanding from the date of exercise of such options.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grants

Government grants are recognized when there is reasonable assurance that the attached conditions will be complied with. When the grant relates to an expense item, it is recognized in the consolidated statements of comprehensive loss over the period necessary to match the grant on a systematic basis to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of comprehensive (loss) income in proportion to the depreciation of the related assets.

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

Recent accounting pronouncements

New accounting standards which have been adopted

In November 2023, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, unless impracticable, based on the significant segment expense categories identified and disclosed in the period of adoption. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023. The Company adopted ASU 2023-07 on January 1, 2024. The information is disclosed in Note 24.

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities to measure cryptocurrency assets that meet specific criteria at fair value with changes recognized in net income for each reporting period. Additionally, ASU 2023-08 requires an entity to present cryptocurrency assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of cryptocurrency assets separately from changes in the carrying amounts of other intangible assets in the income statement. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Company early adopted ASU 2023-08 on January 1, 2024. Upon adoption, the Group recognized a fair value adjustment on cryptocurrency assets from continuing operations and discontinued operations of $854 and $39, respectively, for a combined cumulative-effect adjustment of $893 increase in retained earnings.

New accounting standards which have not yet been adopted

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of adopting the standard.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public companies to disclose additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis (“ASU No. 2024-03”). ASU No. 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

3.    CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents. As of December 31, 2024, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the mainland China, Hong Kong, Ethiopia and United States, which management believes are of high credit quality.

Concentration of customers

For the years ended December 31, 2022, 2023 and 2024, the customers accounted for 10% or more of the Group’s revenues generated from continuing operations were as follows:

	For the years ended December 31,
	2022		2023	2024
A	*	%	14.4%	* %
B	*	%	11.5%	13.1%
C	*	%	* %	16.2%

As of December 31, 2023 and 2024, the customers accounted for 10% or more of the Group’s accounts receivable generated from continuing operations were as follows:

	As of	As of
	December 31,	December 31,
	2023	2024
A	45.7%	29.4%
B	21.3%	* %
C	14.8%	19.3%
D	* %	28.9%

Concentration of suppliers

For the years ended December 31, 2022, 2023 and 2024, the suppliers accounted for 10% or more of the Group’s costs generated from continuing operations were as follows:

	For the years ended December 31,
	2022	2023	2024
A	24.9%	54.0%	48.0%

As of December 31, 2023 and 2024, the suppliers accounted for 10% or more of the Group’s accounts payable generated from continuing operations were as follows:

	As of	As of
	December 31,	December 31,
	2023	2024
A	* %	100%
B	79.5%	*	%
C	16.3%	*	%

*Less than 10%

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS

Disposition of mining pool business

On December 28, 2023, the Group entered into an agreement with Esport-Win Limited, a Hong Kong limited liability company, to sell its entire mining pool business for a total consideration of US$5,000, with payment arrangement of US$3,000 as the initial payment, US$1,000 as the second payment in October 2024 and US$1,000 as the third payment in October 2025.

While the closing of the transaction occurred on February 29, 2024, for accounting purposes the mining pool business was deemed to be disposed of on January 31, 2024 when the Group relinquished control and received the first payment of the consideration by retaining 71.37 bitcoins of the mining pool business for compliance and safety purposes when transferring the mining pool business to the buyer. The retained bitcoins have a fair value of US$3,000 as determined using US$42 per bitcoin, which was published by Coinbase.com on January 29, 2024 at UTC 0:00. In October 2024, the Group received the second payment of $1,000 in the form of 1,000,000 USDT.

The disposal of the mining pool business represents a strategic shift and has a major effect on the Group’s results of operation, and as a result, is reported as a discontinued operations in the consolidated financial statements for the years ended December 31, 2022, 2023 and 2024. The assets and liabilities of this business are also presented as discontinued operations in the consolidated balance sheet as of December 31, 2023.

The following table represents a summary of the assets and liabilities disposed on January 31, 2024, and the related gain resulting from the transaction.

As of January 31, 2024
US$
Consideration*	2,000

Cash and cash equivalents	372
Accounts receivable, net	866
Prepayments and other current assets	104
Cryptocurrency assets*	8,937
Property and equipment, net	4
Intangible assets, net	6
Accounts payable	(26,711)
Accrued payroll and welfare payable	(93)
Accrued expenses and other current liabilities	(172)

Net liabilities of discontinued operations	(16,687)

Gain from disposal of discontinued operations	18,687
*	For accounting purpose, the 71.37 bitcoins retained were not included in the consideration in the table above as they were not received from the buyer, and accordingly these bitcoins were also excluded from the net assets transferred. The resulting gain from disposal of discontinued operations remained unchanged.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of mining pool business (continued)

Assets and liabilities of discontinued operations of the mining pool business were as follows as of December 31, 2023:

As of
December 31,
2023
US$
ASSETS
Cash and cash equivalents	33
Accounts receivable, net	1,115
Prepayments and other current assets	101
Cryptocurrency assets	12,553
Property and equipment, net**	4
Intangible assets, net**	7
Current assets of discontinued operations	13,813

LIABILITIES
Accounts payable	27,250
Accrued payroll and welfare payable	119
Accrued expenses and other current liabilities	236
Current liabilities of discontinued operations	27,605

**For presentation purpose, property and equipment, net and intangible assets, net as of December 31, 2023 have been classified as current assets of discontinued operations in the consolidated balance sheets as the disposition occurred in January 2024.

Cash flows in respect of the disposal were as follows:

For the year ended December 31,
2024
US$
Cash and cash equivalent deconsolidated	372
Proceeds from the disposal of subsidiaries	—
Proceeds from the disposal of subsidiaries, net of cash disposed	(372)

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of mining pool business (continued)

The operating results from discontinued operations of the mining pool business included in the Group’s consolidated statements of comprehensive (loss) income were as follows for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
Major classes of line items constituting pre-tax profit of discontinued operations

Revenues	636,937	296,942	30,340
Cost of revenue	(642,754)	(295,468)	(30,083)
Sales and marketing expenses	(297)	(354)	(30)
General and administrative expenses	(840)	(417)	(57)
Service development expenses	(1,452)	(353)	(72)
Other operating income	475	70	413
Other operating expenses	(3,107)	—	—
Net gain (loss) on disposal of cryptocurrency assets	16,195	(860)	—
Impairment of cryptocurrency assets	(9,039)	(2,886)	—
Changes in fair value of cryptocurrency assets	—	—	(271)
Impairment of intangible assets	(48,555)	—	—
Impairment of goodwill	(26,569)	—	—
(Loss) income before income tax from discontinued operations	(79,006)	(3,326)	240
Income tax expense	—	—	—
Net (loss) income from discontinued operations, net of applicable income taxes	(79,006)	(3,326)	240

The condensed cash flows of the mining pool business were as follows for the years ended December 31, 2022, 2023, and 2024:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Net cash used in operating activities	(29,186)	(227)	(414)
Net cash provided by (used in) investing activities	34,354	(413)	303
Net cash (used in) provided by financing activities	(6,461)	481	—

Effect of foreign rate exchange on cash	191	115	78
Net decrease in cash and cash equivalents	(1,102)	(44)	(33)

The following table provides a reconciliation of cash and cash equivalents reported within the consolidated balance sheets that sum to the total of such amounts shown in the consolidated statements of cash flows.

	As of	As of	As of
	December 31,	December 31,	December 31,
	2022	2023	2024
	US$	US$	US$
Cash, cash equivalents – consolidated balance sheets	5,497	3,244	1,810
Cash, cash equivalents, discontinued operations	77	33	—
Cash, cash equivalents – consolidated statements of cash flows	5,574	3,277	1,810

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION, ASSET ACQUISITION AND DISPOSAL OF SUBSIDIARY

Acquisition and Disposal of Loto Interactive

Loto Interactive is a company listed on the Hong Kong Stock Exchange (Stock Code: 8198). The Group’s investment in equity shares of Loto Interactive was 33.74% before the acquisition of Loto Interactive in 2021.

On March 31, 2021, the Group completed the subscription for 169,354,839 shares of Loto Interactive, at a price of HK$0.62 per share for a total consideration of HK$105,000 (US$13,503) in cash (the “Share Subscription”). The Group’s ownership of Loto Interactive thereby increased to 54.2%, and Loto Interactive and its subsidiaries became subsidiaries of the Group. Concurrently with the completion of the Share Subscription, Loto Interactive has completed its acquisition of the remaining equity interests in its indirectly held subsidiary, Ganzi Changhe Hydropower Consumption Service Co., Ltd. (“Ganzi Changhe Data Center”), for a total consideration of RMB88,200 (US$13,841) in cash.

On June 18, 2021, the Group completed its unconditional mandatory cash offer, all the shares in issue of Loto Interactive other than those already owned or agreed to be acquired by the Group and its parties acting in concert, pursuant to Rule 26.1 of the Hong Kong Code on Takeovers and Mergers (the “Share Offer”) and its cash offer for the cancellation of all options of Loto Interactive in accordance with Rule 13.5 of the Hong Kong Code on Takeovers and Mergers (the “Option Offer”). Upon closing of such cash offer, the Company acquired a total of 30,642,534 shares with a total consideration of approximately HKD26,224 (US$3,378) under the Share Offer. The Group’s ownership in Loto Interactive increased to 59.8% accordingly and the transaction was recorded as an equity transaction.

On July 12, 2022, the Group entered into a share sale and purchase agreement with Manful Kingdom Limited to sell 51% of total issued share capital of Loto Interactive, representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308 (the “Transaction”). The Transaction was completed on July 26, 2022. After the Transaction, the Group’s share ownership in Loto Interactive decreased to 8.79%.

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

	Amount	Amount
	HKD	US$
Net assets disposed of:
Cash and cash equivalents	39,174	4,990
Amounts due from related parties	422	54
Prepayments and other receivables	37,534	4,781
Property and equipment, net	24,443	3,114
Long-term investments	3,514	448
Other non-current assets	33,488	4,266
Accounts payable	(3,206)	(408)
Amounts due to related parties	(6,099)	(777)
Accrued payroll and welfare payable	(12,623)	(1,608)
Other current liabilities	(4,756)	(606)
Income tax payable	(3,278)	(418)
Other non-current liabilities	(800)	(102)
Net assets of the subsidiaries	107,813	13,734
Non-controlling interest of the subsidiaries	(43,412)	(5,542)
Fair value of retained non-controlling interest in the subsidiaries	(13,497)	(1,719)
Net assets of the subsidiaries attributable to the Company	50,904	6,473
Reclassification of accumulated translation adjustment into gain on disposal	1,241	184
Consideration	78,308	9,997
Gain from disposal of subsidiaries	26,163	3,340

Cash flows in respect of the disposal is as below:

	Amount	Amount
	HKD	US$
Cash flows of the disposal:
Cash and cash equivalents deconsolidated	(39,174)	(4,990)
Proceeds from the disposal of subsidiaries	78,308	9,997
Proceeds from disposal of subsidiaries, net of cash disposed	39,134	5,007

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION, ASSET ACQUISITION AND DISPOSAL OF SUBSIDIARY (continued)

Acquisition and Disposal of Loto Interactive (continued)

On March 15, 2023, the Group entered into a share sale and purchase agreement with an unaffiliated third party (the “Buyer”), pursuant to which the Group agreed to sell, and the Buyer agreed to purchase, all of the Group’s remaining share ownership in Crypto Flow Technology Limited (“Crypto Flow”), previously known as Loto Interactive, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share for the total consideration of HK$18,314 (US$2,333). Upon completion of this transaction, the Group does not own any shares in Crypto Flow.

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

5.    BUSINESS COMBINATION, ASSET ACQUISITION AND DISPOSAL OF SUBSIDIARY (continued)

Acquisition of Guanghan Data Center Co., Ltd.

On December 3, 2024, the Company entered into a share transfer agreement with two individuals (collectively, the “seller”) to acquire Guanghan Data Center Co., Ltd. (“Guanghan”), which held 51% equity interest in Alpha Data Center Plc. (“Alpha”). Alpha is an Ethiopian company that owned certain mining machines and intended to operate a cryptocurrency mining data center in Ethiopia with total planned power capacity up to 100 megawatts. On December 9, 2024, the Company completed the first closing of the acquisition and obtained control of Guanghan and Alpha. Pursuant to the agreement, the Company made payment of US$2,265 in the form of 2,265,000 USDT and issued an aggregate of 369,031,800 Class A ordinary shares to the sellers. The subsequent closing of the acquisition is expected to occur in the second quarter of 2025 upon completion of construction of the remaining data center. The Company will issue an additional 45,278,600 Class A ordinary shares at subsequent closing. The Company also agreed to grant the seller an exclusive usage right to 16,628 units of mining machines, which accounted for 51% of total mining machines owned by Alpha, for the first two years after the acquisition. To make the 49% noncontrolling shareholder whole, on the same day, Alpha entered into an agreement to grant its 49% noncontrolling shareholder a usage right to remaining mining machines owned by Alpha with no consideration for the first two years after the acquisition. Effectively, Alpha has granted free usage rights of all mining machines to its shareholders respectively and the usage right, with the term being unfavorable as compared to the market term, was recorded as an unfavorable contract in Alpha’s book. The unfavorable contract between Alpha and the Company was considered effectively settled upon acquisition and was included in the total purchase consideration as the Company granted the usage right to the seller. The transaction was accounted for as an asset acquisition as Guanghan did not meet the definition of a business upon acquisition.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    BUSINESS COMBINATION, ASSET ACQUISITION AND DISPOSAL OF SUBSIDIARY (continued)

Acquisition of Guanghan Data Center Co., Ltd. (continued)

The following table presents the calculation of the purchase consideration of the acquisition dated December 9, 2024.

Amount
USD
Fair value of 369,031,800 Class A ordinary shares at first closing on December 9, 2024	13,654
Fair value of 45,278,600 Class A ordinary shares at subsequent closing	1,675
Fair value of 2,265,000 USDT	2,265
Effective settlement of unfavorable contract	6,063
Total purchase consideration	23,657

As of the acquisition date, the Group identified an unfavorable contract of US$11,888, of which US$6,063 was considered effectively settled upon acquisition and was included in the total purchase consideration as a deferred consideration. The remaining amount of $5,825 was included in the net assets acquired. The liabilities would be amortized on a straight-line basis over the two years. US$5,407 of the US$11,888 was recorded in accrued expenses and other current liabilities and US$6,481 was recorded in other non-current liabilities.

The following is a summary of the estimated fair value of the net assets acquired as of the acquisition date.

	Amount	Amortization Months
	US$
Current assets	201	—
Acquired intangible assets	10,451	41
Property and equipment	3,623	—
Long-term prepayments and other non-current assets	25,300	—
Total identifiable assets acquired	39,575	—
Unfavorable contract	(5,825)	—
Other current liabilities	(52)	—
Total identifiable liabilities assumed	(5,877)	—
Net identifiable assets acquired	33,698	—
Non-controlling interests	(10,041)	—
Total purchase consideration	23,657	—

The acquired intangible asset was the strategic contract entered into with an Ethiopian electricity provider that it will provide power supply for the Ethiopia data center with favorable prices until April 2028.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    INVESTMENTS

Long-term Investments

	As of	As of
	December 31,	December 31,
	2023	2024
	US$	US$
Carrying amount of equity investments without readily determinable fair value	3,350	3,053
Carrying amount of equity method investments	823	504
Carrying amount of long-term investments	4,173	3,557

Equity investments without readily determinable fair value

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured using the measurement alternative was US$8,881, net of US$5,531 and US$8,678, net of US$5,625 in accumulated impairment as of December 31, 2023 and 2024, respectively. The Group recognized an impairment of US$2,250, US$1,408 and US$132 included in the net loss for the years ended December 31, 2022, 2023 and 2024, respectively. Impairment charges for the year ended December 31, 2022 consisted of impairment on equity investment in PTE (Hong Kong) LTD of US$1,000 and impairment on equity investment in Cheerful Interactive Limited of US$1,250. Impairment charges for the year ended December 31, 2023 consisted of impairment on equity investment in Beijing Weisaishidai Sports Technology Co., Ltd of US$1,408. Impairment charges for the year ended December 31, 2024 consisted of impairment on equity investment in Beijing Dark Horse Venture Capital Center. L.P of US$132.

Equity method investments

Investments were classified as equity method investments as the Group has significant influence over the entities. The net operating income (loss) from equity method investments from continuing operations recognized for the years ended December 31, 2022, 2023 and 2024 were US$164, US$(295), and US$(20), respectively.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

7.    CRYPTOCURRENCY ASSETS

The amounts represented the cryptocurrencies held by the Group’s continuing operations as of December 31, 2023 and 2024. The movement of cryptocurrencies was as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Beginning balance	16,859	5,612	7,625
Cumulative effect upon adoption of ASU 2023-08	—	—	854
Cryptocurrencies mined from mining business	40,561	21,601	17,092
Deposits received from customers of mining data center	2,192	—	442
Deposits returned to customers of mining data center	—	(71)	(1,194)
Payment of service expense and long-lived assets	(6,939)	(13,810)	(148)
Disposal of cryptocurrency assets*	(41,264)	(31,601)	(32,995)
Utility fee received from customers of mining data center	3,658	13,901	11,480
Cryptocurrencies purchased using fiat currency	—	13,381	2,258
Cryptocurrencies collected from derivative contracts	—	9,500	23,109
Cryptocurrencies paid to derivative contracts	—	(8,560)	(22,265)
Changes in fair value of cryptocurrency assets	—	—	3,203
Changes in fair value of payables settled by cryptocurrency assets	—	—	37
Cryptocurrencies collected from short-term investments**	—	—	5,506
Cryptocurrencies paid to short-term investments**	—	—	(5,350)
Cryptocurrency transferred from discontinued operation to continuing operations	—	—	3,064
Cryptocurrencies received in connection with the disposal of discontinued operation	—	—	1,000
Cryptocurrencies paid in connection with asset acquisition	—	—	(2,265)
Cryptocurrencies received from disposal of property and equipment	—	—	42
Impairment of cryptocurrency assets	(9,396)	(2,359)	—
Advances received from customer for hash calculation rental services	—	—	1,057
Cryptocurrencies paid to purchase mining machines	—	—	(2,752)
Cryptocurrencies paid to settle hosting arrangement	—	—	(229)
Others	(59)	31	10
Ending balance of cryptocurrency assets, net	5,612	7,625	9,581

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

7.    CRYPTOCURRENCY ASSETS (continued)

**   From January to November 2024, the Group invested in several wealth management products with payments and collections in USDT. All such products were redeemed at their respective net asset values as of December 31, 2024. The Group recorded a gain from such short-term investments in the amount of US$156.

The following table summarizes the units, cost basis, and fair value of cryptocurrency assets:

	December 31, 2024
	Units	Cost Basis	Fair Value
Ethereum	1,246	3,415	4,181
Dogecoin	7,605,910	2,915	2,383
Bitcoin	19	1,473	1,831
USDT	932,333	932	932
Litecoin	1,770	192	176
Other cryptocurrency assets*		58	78
		8,985	9,581

* Includes various other cryptocurrency asset balances, none of which individually represented more than 1% of total cryptocurrency assets as of December 31, 2024.

8.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of	As of
	December 31,	December 31,
	2023	2024
	US$	US$

Receivables from third-party payment service providers	539	504
Utility deposits	3,883	915
Other deposits	490	391
Receivables from disposal of mining pool business	—	1,000
Receivables from long-term investments	—	559
Deferred expense*	430	670
Loans to the third parties	895	2,358
Derivative assets	1,392	859
Others	347	290
Less: allowance for credit losses	(1,678)	(1,635)
Prepayments and other current assets	6,298	5,911

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

9.    PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	As of	As of
	December 31,	December 31,
	2023	2024
	US$	US$

Machinery and equipment	93,928	94,091
Electronics and office equipment	469	424
Motor vehicles	1,029	1,127
Leasehold improvements	5,549	5,433
Construction in progress	—	272

Property and equipment, cost	100,975	101,347
Less: Accumulated depreciation	(43,752)	(50,308)
Less: Provision for impairment	(34,390)	(31,143)

Property and equipment, net	22,833	19,896

Depreciation expenses from continuing operations for the years ended December 31, 2022, 2023 and 2024 were approximately US$24,047, US$9,852 and US$10,149, respectively. Depreciation expenses from discontinued operations were approximately US$3, US$6 and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

Impairment as of December 31, 2023 and 2024 was mainly due to the impairment of mining machines in Kazakhstan and the USA. Impairment loss for the years ended December 31, 2022, 2023 and 2024 were approximately US$35,224, nil and nil, respectively.

Gain (loss) on disposal of property and equipment for the years ended December 31, 2022, 2023 and 2024 were approximately nil, US$(3) and US$51, respectively.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

10.   INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of	As of
	December 31,	December 31,
	2023	2024
	US$	US$
Cost:
Computer software	3,584	3,513
License agreement	22,252	22,252
Internet domain name	150	150
Brand name	12,710	12,711
Strategic contract	10,010	20,461
Unpatented technology	3,633	3,633
	52,339	62,720
Accumulated amortization:
Computer software	(3,046)	(2,989)
License agreement	(5,470)	(5,470)
Internet domain name	(40)	(55)
Brand name	(3,116)	(3,108)
Strategic contract	(2,471)	(2,640)
Unpatented technology	(1,716)	(2,927)
	(15,859)	(17,189)
Impairment*:
Computer software	(524)	(524)
License agreement	(16,782)	(16,782)
Brand name	(9,602)	(9,602)
Strategic Contract	(7,539)	(7,539)
	(34,447)	(34,447)
Intangible assets, net	2,033	11,084

*     During the year ended December 31, 2022, the Group recorded impairment of US$7,539 for the strategy contract of Asgard for continuing operations. There was no impairment for the year ended December 31, 2023 and 2024.

Amortization expenses from continuing operations for the years ended December 31, 2022, 2023 and 2024 were approximately US$3,268, US$1,252 and US$1,387, respectively. Amortization expenses from discontinued operations were approximately US$5,864, US$6 and US$1 for the years ended December 31, 2022, 2023 and 2024, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

US$

2025	3,782
2026	3,074
2027	3,074
2028	1,119
2029 and thereafter	35
Total	11,084

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

11.   OPERATING LEASES

The Group entered into various operating lease agreements for offices space. The remaining lease terms range from 0.33 to 1.94 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group’s consolidated balance sheets.

	As of	As of
	December 31,	December 31,
	2023	2024
	US$	US$

Right-of-use assets	4,273	2,627

Operating lease liabilities - current	1,681	1,485
Operating lease liabilities - non-current	2,538	1,063
Total operating lease liabilities	4,219	2,548

For the year ended December 31, 2022, the Group had operating lease costs from continuing operations of US$1,611 and recorded short-term lease costs of US$976. For the year ended December 31, 2023, the Group had operating lease costs from continuing operations of US$1,614 and recorded short-term lease costs of US$390. For the year ended December 31, 2024, the Group had operating lease costs from continuing operations of US$1,779 and recorded short-term lease costs of US$114. Cash paid for amounts included in the measurement of operating lease liabilities were US$1,725, US$1,570 and US$1,787 for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, the weighted average remaining lease term was 1.63 years and the weighted average discount rate was 3.66%.

The following table summarizes the maturity of operating lease liabilities as of December 31, 2024:

US$

2025	1,544
2026	1,088
Total	2,632
Less: imputed interest	(84)
Present value of lease liabilities	2,548

12.   LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets consist of the following:

	As of	As of
	December 31,	December 31,
	2023	2024
	US$	US$

Recoverable value-added input tax	2,907	2,203
Prepayment for mining machines	—	21,326
Prepayment for data center materials	—	3,974
Others	55	59
Long-term prepayments and other non-current assets	2,962	27,562

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

13.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	December 31,
	2023	2024
	US$	US$

Advance from end users*	397	1,218
Deposit from customers**	1,404	485
Business tax and other taxes payable	129	120
Professional fees and services payable	1,843	1,276
Promotional events payables	355	347
Legal contingencies***	10,000	—
Unfavorable contract - current	—	5,407
Others	205	496
Accrued expenses and other current liabilities	14,333	9,349

*     Advance from end users represents payments received by the Group in advance from the end users prior to the services to be provided.

**   Deposit from customers represents deposit payments received by the Group from customers in the data center business.

*** Legal contingencies as of December 31, 2023 represent the accrual based on the Group’s best estimate for monetary penalties that would be charged by DOJ and SEC for their investigations into the Group. The Group paid the penalties in the total amount of US$10,000 in the fourth quarter of 2024. See Note 19 for more details.

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

In accordance with the China Foreign Investment Laws taken effect on January 1, 2020, the Company’s mainland China subsidiaries, E-Sun Sky Computer, Yibao Energy and the discontinued operations Guixinyanghang being foreign-invested enterprises established in the mainland China, are treated in the same manner as the domestic Chinese entities subject to the China Company Laws and other relevant laws and regulations such as the China Trade Union laws in terms of statutory account or discretionary account.

In accordance with the China Company Laws, the Company’s mainland China domestic companies must make appropriations from their after-tax profits as reported in their mainland China statutory accounts to non-distributable reserve funds, namely statutory surplus fund and discretionary surplus fund. The mainland China domestic companies are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of each individual company.

The statutory surplus fund is restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they available for distribution except under liquidation.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

14.  STATUTORY RESERVE AND RESTRICTED NET ASSETS (continued)

Under mainland China laws and regulations, there are restrictions on the Company’s mainland China subsidiaries with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s mainland China subsidiaries, as determined pursuant to mainland China generally accepted accounting principles, totaling approximately US$44,215 as of December 31, 2024. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2023 and 2024 and for each of the three years in the period ended December 31, 2024 are disclosed in Note 26.

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

Ethiopia

Under the current laws, profits tax in Ethiopia is generally assessed at the rate of 30% of taxable income. In accordance with Council of Ministers Investment Incentive Regulation No. 517/2022, which is a law enacted by the Council of Ministers of Ethiopia, any investor who invests to establish a new business shall be entitled to income tax exemption for four years. Under such regulation, no income tax will be imposed on Alpha.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.   INCOME TAXES (continued)

Hong Kong

500wan HK, Skill Esport, Bee Computing and the discontinued operations Sunstar Technology are incorporated in Hong Kong, under the current laws, profits tax in Hong Kong is generally assessed at the rate of 8.25% of taxable income up to HKD2,000 and assessed at the rate of 16.5% of taxable income over HKD2,000.

Mainland China

A new enterprise income tax law (the “EIT Law”) in mainland China was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. The subsidiaries incorporated in mainland China are subject to the EIT rate of 25% in 2022, 2023 and 2024.

Income (loss) before income taxes from continuing operations consist of:

	2022	2023	2024
	US$	US$	US$

Cayman Islands	(354)	(14,253)	(3,263)
USA	(54,267)	(3,935)	(1,729)
Hong Kong	(22,352)	(5,294)	(3,772)
Malta	(421)	(1,092)	(14)
Curacao	(31)	(27)	(5)
Mainland China	(242)	(4,755)	(2,100)
British Virgin Islands	(1,754)	3,972	4,192
Ethiopia	—	—	(317)

	(79,421)	(25,384)	(7,008)

The current and deferred components of the income tax expense from continuing operations in the consolidated statements of comprehensive (loss) income are as follows:

	2022	2023	2024
	US$	US$	US$

Current tax benefit	—	—	—
Deferred tax benefit	—	—	—

Income tax benefit	—	—	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.   INCOME TAXES (continued)

Mainland China (continued)

The reconciliation of tax is computed by applying the statutory United States federal income tax rate of 21% to income tax benefit from continuing operations as the Group’s continuing operations are primarily operated in the United States for 2023 and 2024. The statutory United States federal income tax rate of 21% was used for 2022 income tax reconciliations to ensure comparability.

	2022	2023	2024
	US$	US$	US$

Loss before income taxes	(79,421)	(25,384)	(7,008)
Income tax computed at applicable tax rates	(16,678)	(5,331)	(1,472)
Effect of different tax rates in different jurisdictions	3,649	2,790	813
Non-deductible expenses	5,088	2,099	322
Change in valuation allowance	8,335	671	337
Effect of EIT reversal for previous years	—	—	—
Research and development super-deduction	(394)	(229)	—
	—	—	—

The components of deferred taxes are as follows:

	2023	2024
	US$	US$

Deferred tax assets
Bad debt provision	913	891
Impairment loss	10,004	10,266
Net operating losses (“NOLs”)	28,915	28,338
Less: valuation allowance	(39,832)	(39,495)
Total deferred tax assets, net	—	—

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2024, the Group had NOLs of approximately US$23,696 from mainland China subsidiaries, and US$81,194 from Hong Kong subsidiaries, which can be carried forward to offset future net profit for income tax purposes. The NOLs from mainland China subsidiaries as of December 31, 2024 will expire in years 2025 to 2029 if not utilized. The Group recorded a full valuation allowance against the deferred tax assets as we have determined that it was more likely than not that all of our deferred tax assets will not be realized in the future due to our continuing pre-tax and taxable losses.

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries were nil as of December 31, 2023 and 2024. Upon repatriation of the foreign subsidiaries, in the form of dividends or otherwise, the Company would be subject to various mainland China income taxes including withholding income tax. The related unrecognized deferred tax liabilities were nil as of December 31, 2023 and 2024.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. The management evaluated the Group’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2022, 2023 and 2024.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

16.   EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in mainland China participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the mainland China subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately US$690, US$364 and US$258 for continuing operations for the years ended December 31, 2022, 2023 and 2024, respectively.

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

A summary of share options and restricted shares activity and related information for the years ended December 31, 2022, 2023 and 2024 are as follows:

Share options granted to employees and directors

			Weighted	Weighted
		Weighted	average	average
		average	grant date	remaining	Aggregated
	Number of	exercise	fair value per	contractual	intrinsic
	options	price	share	year	value
		US$	US$	(Years)	US$

Outstanding, January 1, 2022	41,350	0.40	0.97	1.81	9
Granted	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—
Outstanding, December 31, 2022	41,350	0.40	0.97	0.81	—
Granted	—	—	—	—	—
Expired	(41,350)	0.40	0.97	—	—
Exercised	—	—	—	—	—
Outstanding, December 31, 2023	—	—	—	—	—
Granted	—	—	—	—	—
Expired		—	—	—	—
Exercised	—	—	—	—	—
Outstanding, December 31, 2024	—	—	—	—	—
Vested and expected to vest at December 31, 2024	—	—	—	—	—
Exercisable at December 31, 2024	—	—	—	—	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.   SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors

		Weighted
		average
		grant date	Aggregated
	Number of	fair value	intrinsic
	options	per share	value
		US$	US$

Outstanding, January 1, 2022	22,029,560	0.42	13,526
Granted	—	—	—
Forfeited	—	—	—
Exercised	(22,029,560)	0.42	348
Outstanding, December 31, 2022	—	—	—
Granted	87,737,000	0.02	1,955
Forfeited	—	—	—
Exercised	(47,419,000)	0.02	754
Outstanding, December 31, 2023	40,318,000	0.03	2,032
Granted	38,644,400	0.03	1,070
Forfeited	—	—	—
Exercised	(40,318,000)	0.03	1,201
Outstanding, December 31, 2024	38,644,400	0.03	974

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as of December 31, 2023 and 2024 and the exercise price.

In addition, on March 27, 2024, the Company issued 2,291,280 Class A ordinary shares as compensation to an employee when the research and development project meet certain target. See Note 21 for more details.

As of December 31, 2024, there was no unrecognized share-based compensation costs related to options granted to employees and directors that is expected to be recognized.

As of December 31, 2024, there was US$852 unrecognized share-based compensation costs related to restricted shares granted to employees that is expected to be recognized.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.   SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors (continued)

Total share-based compensation expenses relating to options and restricted shares granted to employees, consultants and directors for the years ended December 31, 2022, 2023 and 2024 are included in:

	For the year ended December 31, 2022
	Employees	Directors	Total
	US$	US$	US$

Cost of services	1,372	—	1,372
General and administrative expenses	919	2,046	2,965
Service development expenses	137	—	137

	2,428	2,046	4,474

	For the year ended December 31, 2023
	Employees	Consultants	Directors	Total
	US$	US$	US$	US$

Cost of services	231	—	—	231
General and administrative expenses	665	56	52	773
Service development expenses	26	—	—	26

	922	56	52	1,030

	For the year ended December 31, 2024
	Employees	Directors	Total
	US$	US$	US$
General and administrative expenses	1,136	9	1,145
Service development expenses	69	—	69

	1,205	9	1,214

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.   SHARE-BASED PAYMENT (continued)

Warrant issued for private placement

On June 27, 2022, the Company completed a private placement, in which it issued certain pre-funded warrants to purchase 480,000 ADSs (given the effect of the ADS Ratio Change), Series A warrants to purchase 1,600,000 ADSs (given the effect of the ADS Ratio Change) and Series B warrants to purchase 1,600,000 ADSs (given the effect of the ADS Ratio Change). The pre-funded warrants are exercisable immediately at an exercise price of US$0.10 per ADS (given the effect of the ADS Ratio Change) and were exercised in full in August 2022. Each Series A warrant is exercisable for one ADS at an exercise price of US$11.00 per ADS (given the effect of the ADS Ratio Change). The Series A warrants are immediately exercisable and will expire on the fifth anniversary of the issuance date. Each Series B warrant is exercisable for one ADS at an exercise price of US$10.00 per ADS (given the effect of the ADS Ratio Change). The Series B warrants are immediately exercisable and will expire on the 2½th anniversary of the issuance date. All Series B warrants were expired as of December 31, 2024.

On August 16, 2022, the Company completed a private placement, in which it issued Series A warrants to purchase 1,556,667 ADSs (given the effect of the ADS Ratio Change) and Series B warrants to purchase 1,556,667 ADS (given the effect of the ADS Ratio Change). The Series A Warrants have an exercise price of US$6.60 per ADS (given the effect of the ADS Ratio Change), are immediately exercisable and will expire on the fifth anniversary of the issuance date. The Series B Warrants have an exercise price of US$6.00 per ADS (given the effect of the ADS Ratio Change), are immediately exercisable and will expire on the 2½th anniversary of the issuance date. Part of Series B warrants were exercised into 5,000 ADS in January 2024. Also see Note 21.

A summary of warrants and pre-funded warrants activity and related information for the years ended December 31, 2022, 2023 and 2024 are as follows:

			Weighted
			Average
	Class A	Weighted Average	Remaining	Aggregate
	Ordinary Shares	Exercise Price	Contractual Life	Intrinsic Value
		US$	(Years)	US$
Outstanding, January 1, 2022	100,000,000	0.68	2.53	—
Granted	679,333,300	0.09	3.31	—
Forfeited	—	—	—	—
Exercised	(48,000,000)	0.07	—	—
Outstanding, December 31, 2022	731,333,300	0.17	3.07	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2023	731,333,300	0.17	2.07	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Expired	(260,000,000)	0.32	—	—
Exercised	(500,000)	0.06	0.17	—
Outstanding, December 31, 2024	470,833,300	0.08	1.76	—
Vested and expected to vest at December 31, 2024	470,833,300	0.08	1.76	—
Exercisable at December 31, 2024	470,833,300	0.08	1.76	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.   RELATED PARTY TRANSACTIONS

Related party transactions

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	US$	US$	US$
Data center operation costs for services provided by a minority interest shareholder of a subsidiary	9,108	—	—

As of December 31, 2023 and 2024, the amount due from/due to related parties was nil.

19.   COMMITMENTS AND CONTINGENCIES

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

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2023 and 2024.

Indemnity cost

There was no indemnity cost occurred in the years ended December 31, 2022, 2023 and 2024.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

19.   COMMITMENTS AND CONTINGENCIES (continued)

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis and has not recorded any material liabilities in this regard during 2022 and 2024.

On December 31, 2019, the Group announced the formation of a special investigation committee, consisting of the independent members of the board, to internally investigate (i) alleged illegal money transfers made in connection with the potential development of an integrated casino resort project in Japan and (ii) the previous arrests that were made by the Tokyo District Public Prosecutors Office. The prosecutions resulted in the conviction of government officials and former intermediaries, including an external consultant of the Company who also formerly served as a director of our subsidiary in Japan. The Group has been cooperating with the U.S. Department of Justice (the “DOJ”) and the U.S. Securities and Exchange Commission (the “SEC”) in connection with their investigations into the Group. In November 2024, the Group entered into a deferred prosecution agreement (the “DPA”) with the DOJ and consented to a Cease-And-Desist Order (the “SEC Order”) from the SEC to resolve the previously-disclosed investigations by the DOJ and SEC related to the potential development of an integrated casino resort project in Japan, in which the Group agreed to a combined penalty amount of US$10,000. As of December 31, 2023, the Group believes the loss contingency is probable and accrued, to its best estimate, US$10,000 for the contingent loss. As of December 31, 2024, the Company has paid the combined penalty amounts of US$10,000 to the DOJ and the SEC.

Operating lease commitments

The information of lease commitments is provided in Note 11.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

20.  (LOSSES) EARNINGS PER SHARE

Basic and diluted (losses) earnings per share for each of the years presented is calculated as follows:

	For the years ended December 31,
	2022		2023		2024
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B

Losses per share from continuing operations—basic:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating losses per ordinary share—basic	(76,409)	—	(25,384)	—	(6,854)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	871,036,400	99	1,102,373,715	99	1,171,663,331	99
Denominator used for losses per share	871,036,400	99	1,102,373,715	99	1,171,663,331	99
Losses per share from continuing operations — basic	(0.09)	—	(0.03)	—	(0.01)	—

Losses per share from continuing operations—diluted:
Numerator:
Allocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating losses per ordinary share— diluted	(76,409)	—	(25,384)	—	(6,854)	—
Reallocation of net loss from continuing operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	—	—	—	—	—	—
Net loss from continuing operations attributable to ordinary shareholders	(76,409)	—	(25,384)	—	(6,854)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	871,036,400	99	1,102,373,715	99	1,171,663,331	99
Conversion of Class B to Class A ordinary shares	99	—	99	—	99	—
Denominator used for losses per share	871,036,499	99	1,102,373,814	99	1,171,663,430	99
Losses per share from continuing operations—diluted	(0.09)	—	(0.03)	—	(0.01)	—

Losses from continuing operations per ADS*:
Denominator used for losses per ADS - basic	8,710,364	—	11,023,737	—	11,716,633	—
Denominator used for losses per ADS - diluted	8,710,365	—	11,023,738	—	11,716,634	—
Losses from continuing operations per ADS – basic	(8.77)	—	(2.30)	—	(0.58)	—
Losses from continuing operations per ADS – diluted	(8.77)	—	(2.30)	—	(0.58)	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

20.  (LOSSES) EARNINGS PER SHARE (continued)

	For the years ended December 31,
	2022		2023		2024
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B

(Losses) earnings per share from discontinued operations—basic:
Numerator:
Allocation of net (loss) income from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating (losses) earnings per ordinary share—basic	(79,006)	—	(3,326)	—	18,927	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic (losses) earnings per share	871,036,400	99	1,102,373,715	99	1,171,663,331	99
Denominator used for (losses) earnings per share	871,036,400	99	1,102,373,715	99	1,171,663,331	99
(Losses) earnings per share from discontinued operations — basic	(0.09)	—	(0.00)	—	0.02	—

(Losses) earnings per share from discontinued operations—diluted:
Numerator:
Allocation of net (loss) income from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders used in calculating (losses) earnings per ordinary share— diluted	(79,006)	—	(3,326)	—	18,927	—
Reallocation of net (losses) earnings from discontinued operations attributable to BIT Mining Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	—	—	—	—	—	—
Net (loss) income from discontinued operations attributable to ordinary shareholders	(79,006)	—	(3,326)	—	18,927	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic (losses) earnings per share	871,036,400	99	1,102,373,715	99	1,171,663,331	99
Conversion of Class B to Class A ordinary shares	99	—	99	—	99	—
Denominator used for (losses) earnings per share	871,036,499	99	1,102,373,814	99	1,171,663,430	99
(Losses) earnings per share from discontinued operations—diluted	(0.09)	—	(0.00)	—	0.02	—

(Losses) earnings from discontinued operations per ADS *:
Denominator used for (losses) earnings per ADS - basic	8,710,364	—	11,023,737	—	11,716,633	—
Denominator used for (losses) earnings per ADS - diluted	8,710,365	—	11,023,738	—	11,716,634	—
(Losses) earnings from discontinued operations per ADS – basic	(9.07)	—	(0.30)	—	1.61	—
(Losses) earnings from discontinued operations per ADS – diluted	(9.07)	—	(0.30)	—	1.61	—

*     American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

21.  EQUITY TRANSACTIONS

The authorized share capital consisted of 2,000,000,000 ordinary shares at a par value of US$0.00005 per share, of which 1,599,935,000 shares were designated as Class A ordinary shares, 65,000 shares as Class A preference shares and 400,000,000 as Class B ordinary shares. On January 7, 2025, the Company approved to increase its authorized share capital to 8,800,000,000 ordinary shares at a par value of $0.00005 per share, which shall be divided into 8,399,935,000 Class A ordinary shares, 65,000 Class A preference shares and 400,000,000 Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. The voting power of each Class A preference share is equal to that of 10,000 Class A ordinary shares. The Class A preference shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs and are not entitled to receive dividends.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

21.  EQUITY TRANSACTIONS (continued)

In 2022, 2023 and 2024, 22,029,560, 47,419,000 and 40,318,000 restricted shares were vested and exercised without exercise price, respectively.

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

On January 5, 2024, in connection with the private placement completed in August 2022, part of Series B warrants were exercised into 5,000 ADSs, or 500,000 Class A ordinary shares, at $6 per ADS.

On March 27, 2024, pursuant to the agreement the Company entered into in April 2022 in relation to the acquisition of Bee Computing, the Group issued 2,291,280 Class A ordinary shares as incentive shares to an employee, who is also a former employee of Bee Computing, when the Company has successfully completed the development of Litecoin ASIC mining machine that met the specific target.

On November 6, 2024, the Group entered into an At-The-Market offering agreement and sell from time to time an aggregate offering price of up to approximately US$9,600 of its ADSs, each representing 100 Class A ordinary shares, par value US$0.00005 per share. As of December 31, 2024, 720,266 ADSs, or 72,026,600 Class A ordinary shares, were sold and issued at the market price.

On December 9, 2024, the Group issued 369,031,800 Class A ordinary shares in connection with the asset acquisition. See Note 5 for more details.

As of December 31, 2024, 1,595,399,890 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

22.  PURCHASE OF NON-CONTROLLING INTEREST

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

In June 2022, the Company entered into an agreement with Viking Data Centers that the Company agreed to purchase all remaining equity interest from Viking Data Centers for approximately US$17,785, by transferring certain assets that represent 67.5MW, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, the Company has exclusive access to 82.5MW of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5MW, in accordance with their respective equity ownership immediately prior to the transaction.

The following table summarizes the assets transferred:

Amount
US$
Construction in progress	5,863
Other non-current assets	4,902
Intangible assets, net	7,020
Total	17,785

Net book value of the non-controlling interest purchased was approximately US$16,689 and the difference between the assets transferred and net book of the non-controlling interest purchased was recognized in additional paid-in capital.

23.  FAIR VALUE MEASUREMENT

As of December 31, 2023, the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair value measurement
at December 31, 2023
Quoted prices
in active
	Fair	markets for	Significant other	Significant
	value at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Description
Assets
Derivative assets*	1,392	—	1,392	—

Total Assets	1,392	—	1,392	—

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

23.  FAIR VALUE MEASUREMENT (continued)

As of December 31, 2024, the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement
		at December 31, 2024
		Quoted prices
		in active
	Fair	markets for	Significant other	Significant
	value at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2024	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Description
Assets
Derivative assets*	859	—	859	—
Cryptocurrency assets	9,581	9,581	—	—

Total Assets	10,440	9,581	859	—
*

Derivative assets are related to the accumulator and decumulator agreements in which the Company would purchase or payout certain cryptocurrencies over the terms. The fair value of derivative assets not settled as of December 31, 2023 and 2024 were US$1,392 and US$859, respectively.

The Group measures certain financial assets, including the investment under the measurement alternative method and equity method at fair value on a nonrecurring basis only if they were determined to be impaired. The Group’s non-financial assets, such as intangible assets, cryptocurrency assets prior to the adoption of ASU 2023-08, goodwill and property and equipment, would be measured at fair value when an impairment charge is recognized.

24.  SEGMENT REPORTING

The Group continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. In December 2023, the Group entered into an agreement to sell its mining pool business, and classified it as discontinued operations in the financial statements for all periods presented. In accordance with ASC 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the different business operating results. As a result, the Group has two reportable segments, including the data center business and the cryptocurrency mining. The Group’s other business, mainly consisting of online gaming in Europe, was not material for the years ended December 31, 2022, 2023 and 2024.

The Group does not allocate assets to the reporting segments because its assets are managed on an entity-wide basis and, therefore, does not separately disclose the total assets of its reportable operating segments.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

24.  SEGMENT REPORTING (continued)

The following table presents summary information by segment for continuing operations for the years ended December 31, 2022, 2023 and 2024, respectively.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Reportable segment revenues:
Data center	17,580	33,482	28,389
Cryptocurrency mining	46,839	21,562	17,091
Others	199	—	—
Inter-segment[1]	(7,593)	(11,943)	(12,558)
Total segment and consolidated revenues	57,025	43,101	32,922
Reportable segment cost of revenue-exclusive depreciation and amortization:
Data center	(17,515)	(21,834)	(16,877)
Cryptocurrency mining	(21,678)	(19,216)	(14,263)
Others	(3,425)	—	—
Inter-segment[1]	7,593	11,943	12,558
Total segment and consolidated cost of revenue-exclusive depreciation and amortization	(35,025)	(29,107)	(18,582)
Reportable segment cost of revenue-depreciation and amortization:
Data center	(4,983)	(2,480)	(2,642)
Cryptocurrency mining	(21,185)	(8,468)	(8,713)
Others	(2)	—	—
Total segment and consolidated cost of revenue-depreciation and amortization	(26,170)	(10,948)	(11,355)
Total segment and consolidated cost	(61,195)	(40,055)	(29,937)
Reportable segment gross (loss) profit[2]:
Data center	(12,511)	(2,775)	(3,688)
Cryptocurrency mining	11,569	5,821	6,673
Others	(3,228)	—	—
Total segment gross (loss) profit	(4,170)	3,046	2,985
General and administrative expenses - payroll:
Data center	(5)	(13)	(52)
Cryptocurrency mining	(823)	(2,033)	(1,951)
Others	(5,268)	(3,921)	(3,672)
Total general and administrative expenses - payroll	(6,096)	(5,967)	(5,675)
Reconciling items:
Sales and marketing expenses	(336)	(153)	(54)
General and administrative expenses - others	(15,850)	(12,498)	(8,034)
Service development expenses	(2,213)	(874)	(69)
Operating expenses	(24,495)	(19,492)	(13,832)
Other operating income	115	180	214
Government grant	29	—	—
Other operating expenses	(2,370)	(13,642)	(613)
Net (loss) gain on disposal of cryptocurrency assets	(7,835)	7,074	—
Impairment of cryptocurrency assets	(9,396)	(2,359)	—
Changes in fair value of cryptocurrency assets	—	—	3,203
Changes in fair value of contingent considerations	1,247	—	—
Impairment of property and equipment:
Data center	—	—	—
Cryptocurrency mining	(35,224)	—	—
Impairment of property and equipment, total	(35,224)	—	—
Impairment of intangible assets:
Data center	(7,539)	—	—
Cryptocurrency mining	—	—	—
Impairment of intangible assets, total	(7,539)	—	—
Changes in fair value of payables settled by cryptocurrency assets	—	—	37
Operating loss from continuing operations	(89,638)	(25,193)	(8,006)
Other income, net	9,031	691	627
Interest income	150	242	56
Interest expense	(218)	—	—
Gain (loss) from equity method investments	164	(295)	(20)
Impairment of long-term investments	(2,250)	(1,408)	(132)
Gain from disposal of long-term investments	—	614	—
Gain from short-term investments	—	—	156
Gain from disposal of subsidiaries	3,340	—	—
Change in fair value of derivative instruments	—	(35)	311
Income tax benefits	—	—	—
Net loss from continuing operations	(79,421)	(25,384)	(7,008)

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

24.  SEGMENT REPORTING (continued)

1	The inter-segment eliminations mainly consist of data center revenue of US$7,593, US$11,943 and US$12,558 generated from data center services provided by data center segment to cryptocurrency mining segment for the years ended December 31, 2022, 2023 and 2024, respectively, and corresponding data center services cost of US$7,593, US$11,943 and US$12,558 incurred by cryptocurrency mining segment for the years ended December 31, 2022 2023 and 2024, respectively, which have been eliminated upon consolidation.
[2]	The segment gross (loss) profit are presented after inter-segment eliminations.

The following table presents the revenue from continuing operations by geographical locations for the years ended December 31, 2022, 2023 and 2024, respectively.

	For the years ended December 31
Revenues	2022	2023	2024
	US$	US$	US$
Hong Kong	47,038	21,562	17,091
USA	17,580	33,482	28,389
Inter-segment	(7,593)	(11,943)	(12,558)
	57,025	43,101	32,922

The following table presents the long-lived assets (including property and equipment, net and right-of-use assets) by geographical locations as of December 31, 2023 and December 31, 2024, respectively.

Long-lived assets	As of December 31, 2023	As of December 31, 2024
	US$	US$
USA	25,400	18,158
Hong Kong	693	140
Mainland China	1,013	650
Ethiopia	—	3,575
	27,106	22,523

25.  SUBSEQUENT EVENTS

On January 7, 2025, the Group approved to increase its authorized share capital to 8,800,000,000 ordinary shares at a par value of $0.00005 per share, which shall be divided into 8,399,935,000 Class A ordinary shares, 65,000 Class A preference shares and 400,000,000 Class B ordinary shares.

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

As of December 31, 2024, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of	As of
	December 31,	December 31,
	2023	2024
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	35	30
Cryptocurrency assets	349	250
Other current assets	29,646	29,077
Amounts due from intergroup companies	150,615	140,168

Total current assets	180,645	169,525

Non-current assets:
Investment in subsidiaries	(144,824)	(112,300)
Intangible assets, net	110	95

Total non-current assets	(144,714)	(112,205)

TOTAL ASSETS	35,931	57,320

	As of	As of
	December 31,	December 31,
	2023	2024
	US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	79	34
Accrued expenses and other liabilities	10,720	393

Total current liabilities	10,799	427

TOTAL LIABILITIES	10,799	427

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2023 and December 31, 2024; 1,111,232,210 and 1,595,399,890 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively	54	78
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2023 and December 31, 2024; 65,000 shares issued and outstanding as of December 31, 2023 and December 31, 2024	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2023 and December 31, 2024; 99 shares issued and outstanding as of December 31, 2023 and December 31, 2024	—	—
Additional paid-in capital	621,837	640,724
Treasury shares	(21,604)	(21,604)
Accumulated other comprehensive loss	(4,276)	(4,392)
Accumulated deficit and statutory reserve	(570,879)	(557,913)

Total shareholders’ equity	25,132	56,893

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,931	57,320

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive (loss) income

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$

Revenues	40,274	—	—
Operating costs and expenses:
Cost of revenue	(15,595)	(42)	(31)
Sales and marketing expenses	(72)	(6)	—
General and administrative expenses	(3,307)	(3,134)	(1,681)

Total operating costs and expenses	(18,974)	(3,182)	(1,712)

Net (loss) gain on disposal of cryptocurrency assets	(9,349)	539	—
Impairment of cryptocurrency assets	(7,360)	—	—
Changes in fair value of cryptocurrency assets	—	—	100

Operating profit (loss)	4,591	(2,643)	(1,612)
Interest income	—	231	—
Interest expense	(60)	—	—
Other operating expense	—	(10,000)	—
Equity in (loss) income of subsidiaries	(159,946)	(16,298)	13,685

(Loss) income before income tax	(155,415)	(28,710)	12,073

Net (loss) income	(155,415)	(28,710)	12,073

Other comprehensive loss
Foreign currency translation loss	(1,605)	(316)	(116)

Comprehensive (loss) income	(157,020)	(29,026)	11,957

Condensed statements of cash flows

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$

Net cash used in operating activities	(12,259)	(2,472)	(2,062)
Net cash provided by investing activities	9,925	2,370	—
Net cash provided by financing activities	2,345	—	2,057
Net increase (decrease) in cash and cash equivalents	11	(102)	(5)
Cash and cash equivalents at beginning of the year	126	137	35
Cash and cash equivalents at end of the year	137	35	30

BIT MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

26.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company used the equity method to account for its investment in its subsidiaries.

The parent company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323, “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries” and their respective (loss) income as “Equity in (loss) income of subsidiaries” on the condensed statements of comprehensive (loss) income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary is reduced to zero unless the parent company has guaranteed obligations of the subsidiary or is otherwise committed to provide further financial support. If the subsidiary subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial information should be read in conjunction with the Group’s consolidated financial statements.