Form 20-F
period 2025-12-31
SOLAI Ltd
filed 2026-04-20
CIK 1517496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-36206

SOLAI Limited

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

428 South Seiberling Street,

Akron, Ohio 44306,

United States of America

(Address of Principal Executive Offices)

Qiang Yuan, Chief Financial Officer

+1 (346) 204-8537

428 South Seiberling Street,

Akron, Ohio 44306,

United States of America

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities and Exchange Act of 1934:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.00005 per share* American Depositary Shares, each representing hundred (100) Class A ordinary shares	SLAI	New York Stock Exchange*

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

1,867,853,490 Class A ordinary shares, 65,000 Class A preference shares, 65,000 Class A II preference shares, and 99 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2025.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents hundred (100) Class A ordinary shares;
●	“China” and the “PRC” are to the People’s Republic of China;
●	“ordinary shares” are to our ordinary shares, par value US$0.00005 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$” and “U.S. dollars” are to the legal currency of the United States;
●	“We,” “us,” “our company,” “our,” “the Group” or “the Company” are to SOLAI Limited, its predecessor entities and its consolidated affiliated subsidiaries.

Our business is primarily conducted in the United States, and all of our revenues have been denominated in U.S. dollars.

Our ADSs, each representing one hundred (100) of our Class A ordinary shares, are listed on the NYSE under the Company’s English name “SOLAI Limited,” and its ticker symbol “SLAI.” Before October 20, 2025, our ADSs were listed on the NYSE under the Company’s former English name “BIT Mining Limited” and its former ticker symbol “BTCM.”

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

Holding Company Structure

SOLAI Limited, our ultimate Cayman Islands holding company, does not have substantive operations other than (1) holding certain of our digital assets in connection with our cryptocurrency mining business and (2) indirectly holding the equity interest in our subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, the United States, Ethiopia and China. As of the date of this annual report, (i) we do not have revenue-generating operations in China, and our remaining operations in China primarily involve the provision of administrative support to our cryptocurrency mining business as well as the provision of internal information technology services to our operating entities outside China; and (ii) we do not maintain any variable interest entity structure in China. Adverse actions by the Chinese government may potentially force us to cease our administrative support and internal information technology services from China to your international cryptocurrency mining business. We used to develop Ethereum Classic mining operation in Hong Kong, but have ceased such operation as we are focusing on growing our cryptocurrency mining operations in the United States. In 2023, 2024 and 2025, our operations in Hong Kong did not generate any revenue from continuing operations and discontinued operations for such year. As used in this annual report, “we,” “us,” “our company” or “our” refers to SOLAI Limited, a Cayman Islands exempted company and its subsidiaries. Investors in our ADSs are purchasing equity interest in a Cayman Islands holding company.

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report. SOLAI Limited is the holding company.

SOLAI Limited (Cayman)
100%
Alliance International Technology Limited (BVI)
100%
Bee Computing (HK) Limited (Hong Kong)
100%
Fine Brand Limited (BVI)
100%
The Multi Group Ltd (Malta)
100%
Star Light Inc. (Cayman)
100%
1324492 B.C. Ltd. (Canada)
100%
500wan HK Limited (Hong Kong)
100%
BT Mining Limited (Cayman)
100%
Multi Warehouse Ltd. (Malta)
100%
Multi Brand Gaming Ltd. (Malta)
100%
Multilotto UK Ltd. (Malta)
100%
Summit Bend US Corporation (USA)
100%
E-Sun Sky Computer (Shenzhen) Co., Ltd. (PRC)
100%
Guanghan Data Center Co., Ltd. (BVI)
100%
Lotto Warehouse Ltd. (Malta)
100%
Wasp Media Ltd. (Malta)
100%
Round Spot Services Ltd. (Cyprus)
95%
Alpha Data Center PLC (Ethiopia)
100%
Multi Pay N.V. (Curacao)
100%
Oddson Europe Ltd. (Malta)
100%
Star Light Ohio I Corporation (USA)
100%
Star Light Ohio II Corporation (USA)
100%
Echo AI Games LLC (USA)
100%
Dolai LLC (USA)
100%
Asgard Data Centers LLC (USA)
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

Cash Flows through our Organization

Cash and assets can be transferred between SOLAI Limited, our holding company incorporated in the Cayman Islands, and our subsidiaries in other countries through intercompany fund advances and capital contributions.

As of the date of this annual report, a substantial majority of our assets and cash are located outside of China. We are not aware of any regulatory restrictions of transferring funds between SOLAI Limited and its subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, the United States and Ethiopia. We are subject to applicable PRC regulation of loans to or investment in subsidiaries in China.

As of the date of this annual report, SOLAI Limited has not distributed any earnings to its subsidiaries. SOLAI Limited currently does not have any plan to distribute earnings to its subsidiaries in the foreseeable future. No transfers, dividends, or distributions have been made to date to U.S. investors.

Transfers between the Holding Company and its Subsidiaries

In 2023, 2024 and 2025, SOLAI Limited transferred cash to its subsidiaries of approximately US$2.5 million, approximately US$4.2 million and approximately US$7.1 million, respectively, through intercompany fund advances and capital contributions.

In 2023, 2024 and 2025, SOLAI Limited transferred assets with aggregate values of US$6.3 million, US$0.3 million and US$8.2 million, respectively, to its subsidiaries. Such assets were primarily cryptocurrency assets, through intercompany fund advances. The tax consequences of these asset transfers from SOLAI Limited to its subsidiaries did not have a material impact on the Company’s consolidated results of operations for the years ended December 31, 2023, 2024 and 2025.

In 2023, 2024 and 2025, the Company’s subsidiaries transferred assets with aggregate values of US$9.3 million, US$14.6 million and US$6.6 million, respectively, to SOLAI Limited. Such assets were primarily cryptocurrency assets, through intercompany fund advances. The tax consequences of these asset transfers from the Company’s subsidiaries to SOLAI Limited did not have a material impact on the Company’s consolidated results of operations for the years ended December 31, 2023, 2024 and 2025.

The aforementioned cash and asset transfers between SOLAI Limited and its subsidiaries were for business operation purposes.

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

We have adopted the development strategy to focus on the expansion of our blockchain and cryptocurrency mining operations to international markets. We have invested in Akon, Ohio, a mining site with access to power capacity of up to 82.5 megawatts. In December 2024, we also completed the first closing of acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia. On July 14, 2025, we issued additional 45,278,600 Class A ordinary shares in connection with the subsequent closing of the acquisition of the Ethiopia data center. In the fourth quarter of 2025, Alpha Data Center Plc. (“Alpha”), the holding company of the Ethiopia data center, ceased construction of the remaining 45 megawatts of the data center. On December 30, 2025, we entered into an agreement with the non-controlling shareholder (“NCI shareholder”) of Alpha that both parties agreed to reallocate 44% equity interest from the NCI shareholder to the Company by the Company transferring certain assets that represent 45 megawatts of total planned power capacity and 49% of total mining machines owned by Alpha to the NCI shareholder. After completion of the transaction, the total power capacity of the Ethiopia data center changed to 55 megawatts and the NCI shareholder had 5% equity interest in Alpha. As of the date of this annual report, we have deployed our mining machines primarily to the United States and Ethiopia. However, we cannot assure you that the government authorities in these international markets will not adopt new laws and regulations in the future to restrict blockchain and cryptocurrency business.

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

An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. As of December 31, 2025, we do not believe we are an inadvertent investment company, however this issue has not been resolved by SEC rules or regulations. For us, any grace period would be unknown until further clarifications from or regulations by the SEC concerning cryptocurrency treatment. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and cryptocurrency on hand or liquidating our investment securities or cryptocurrency or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

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

While our management concluded that our internal control over financial reporting was effective as of December 31, 2025, we may not be able to always maintain an effective internal control over financial reporting for a variety of reasons. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Pursuant to the PRC Cybersecurity Law (“Cybersecurity Law”), which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, amended in 2025, personal information and important data collected and generated by a critical information infrastructure operator (“CIIO”) in the course of its operations in China must be stored in China, and if a critical information infrastructure operator, as defined by “The Security Protection Regulations for Critical Information Infrastructure,” effective on September 1, 2021, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). The Cybersecurity Law also establishes more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The Cybersecurity Law contains an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in China. The Cybersecurity Law emphasizes requirements for network products, services, operations and information security, as well as monitoring, early detection, emergency response and reporting. On December 28, 2021, the CAC announced the adoption of the Cybersecurity Review Measures, and effective on February 15, 2022, which provides that, (i) the purchase of cyber products and services by critical information infrastructure operators and the network platform operators engaging in data processing activities that affects or may affect national security should be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; (ii) network platform operators with personal information data of more than one million users are obliged to apply for a cybersecurity review by the Cybersecurity Review Office before listing overseas; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine the relevant network products or services or data processing activities affect or may affect national security. In addition, pursuant to the PRC Data Security Law (“Data Security Law”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, all data activities that take place in China, as well as abroad if the data activities are deemed to impair China’s national security, China’s public interest or the legitimate rights and interests of Chinese citizens or organizations, shall be subject to the Data Security Law. The Data Security Law classifies data collected and stored in China based on its potential impact on Chinese national security and regulates its storage and transfer depending on the data’s classification level. Data processors are prohibited from providing any data stored in China, regardless of the data’s sensitivity level and whether or not the data was initially collected in China, to any foreign judicial or law enforcement agency without the prior approval of the relevant PRC authorities. China’s central government is required by the Data Security Law to formulate a catalogue of important data based on the data classified and graded system, while relevant authorities in different regions and industries are then required to identify important data and formulate detailed implementing catalogues for their respective regions and industries. According to Regulation on Network Data Security Management, promulgated by the State Council on September 24, 2024, effective on January 1, 2025, Companies handling data classified as “important data” are required to (i) designate a person in charge of network data security; (ii) set up a network data security management department, performing the following responsibilities: a) formulating and implementing network data security management systems and operation procedures as well as emergency response plans for network data security incidents; b) organizing activities such as network data security risk monitoring, risk assessment, emergency drills, publicity, education and training on a regular basis, and promptly disposing of network data security risks and incidents; c) accepting and handling complaints and reports about network data security; (iii) conduct annual risk assessment for its processing activities, and (iv) report the assessment’s result to the relevant authority. On July 7, 2022, the CAC announced the adoption of the Security Assessment Measures for Outbound Data Transfer (“Security Assessment Measures”), and effective on September 1, 2022, The Security Assessment Measures requires a data handler to file for CAC’s security assessment under any of the following circumstances: (i) where a data handler provides important data abroad; (ii) where a CIIO or a data handler processing the personal information of more than one million people provides personal information abroad; (iii) where a data handler has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for data provision abroad is required. The Administrative Measures on Data Security in the Industry and Information Technology Sectors (for Trial Implementation) (“Security Administrative Measures”) effective on January 1, 2023, divides industrial and telecom data into three categories, namely (i) ordinary data, (ii) important data, and (iii) core data, and requires the data processors to make filings with their Local Regulators regarding their Important Data and Core Data. Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC (“PIPL”), which became effective on November 1, 2021, and requires a personal information handler to meet any of the following conditions when transferring personal information outside the territory of PRC: (i) it shall pass the security assessment organized by the CAC; (ii) it shall have been certified by a specialized agency for protection of personal information; and (iii) it shall enter into a standard contract for the outbound transfer of personal information with the overseas recipient. Furthermore, it is mandatory for the following two types of personal information handlers to declare security assessment for their provision of data abroad to the CAC: (i) personal information handlers processing the personal information of more than one million people that provide personal information abroad; and (ii) personal information handlers that have provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year. In addition, Regulation on Network Data Security Management requires that personal information handlers handling the personal information of more than 10 million individuals shall also designate a person in charge of network data security and set up a network data security management department conducting the same responsibilities as the important data handlers mentioned above.

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

Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2025 have been audited by Our U.S.-based auditor, MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the HFCA Act.

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

We are an offshore holding company incorporated in the Cayman Islands, with limited operations in China. To the extent necessary, we may make loans to our PRC subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations with the National Development and Reform Commission, or the NDRC, and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. According to Notice of the SAFE on Matters Concerning the Deepening of Reform in the Administration of Foreign Exchange for Cross-border Investment and Financing, effective on September 12, 2025, the capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for expenditures prohibited by laws and regulations of the State; (ii) unless otherwise specified, directly or indirectly used for securities investment or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II); (iii) used for granting loans to non-affiliated enterprises (except for circumstances where it is specified in the scope of business.

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

In recent years, we have begun new lines of businesses and suspended or disposed of existing lines of businesses. Since announcing our entry into the cryptocurrency industry in December 2020, we have (i) purchased cryptocurrency mining machines, (ii) acquired a 7-nanometer mining machine manufacturer to unfurl a comprehensive approach to cryptocurrency mining, (iii) developed a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts, and (iv) completed the acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia.

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

Since announcing our entry into the cryptocurrency industry in December 2020, we have (i) purchased cryptocurrency mining machines, (ii) acquired a 7-nanometer mining machine manufacturer to unfurl a comprehensive approach to cryptocurrency mining, (iii) developed a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts, and (iv) completed the acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia. As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to continue to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. There can be no assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

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

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, one or more countries such as China and Russia, which have taken harsh regulatory action in recent months, may take regulatory actions in the future that could severely restrict the right to mine for, acquire, own, hold, sell or use these cryptocurrency assets or to exchange for fiat currency. In many nations, particularly in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. According to Notice by the People’s Bank of China, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the National Administration of Financial Regulation, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange on Further Preventing and Handling Risks Related to Virtual Currencies and Other Matters, effective on February 6, 2026, virtual currencies do not have the same legal status as legal tender. Virtual currencies such as Bitcoin, Ether, and Tether have the main characteristics of being issued by non-monetary authorities, using cryptography and distributed ledgers or similar technologies, and existing in digital form. They do not possess legal tender status and shall not and cannot be used as currency circulating in the market. Business activities related to virtual currencies constitute illegal financial activities. Carrying out within the territory activities related to virtual currencies such as the exchange between legal tender and virtual currencies, the exchange between virtual currencies, trading virtual currencies as a central counterparty, providing information intermediation and pricing services for virtual currency trading, token issuance financing, and trading in financial products related to virtual currencies, is suspected of illegal issuance of tokens and coupons, unauthorized public offering of securities, illegal operation of securities and futures business, illegal fund-raising, and other illegal financial activities, all of which shall be strictly prohibited and resolutely banned in accordance with the law. Overseas entities and individuals shall not illegally provide services related to virtual currencies to domestic entities in any form. Stablecoins pegged to legal tender de facto perform partial functions of legal tender in their circulation and use. Without consent in accordance with laws and regulations by relevant departments, no domestic or overseas entity or individual shall issue overseas any stablecoin pegged to the Renminbi. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions globally. In addition, mining for bitcoin, ether, or other cryptocurrencies may become restricted or prohibited in locations where we operate. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

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

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we intend to take the position that we were not a passive foreign investment company, or PFIC, for United States federal income tax purposes for 2025, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2026 or future taxable years. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. For any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets in that taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change, and a portion of which could be attributable to the value of the digital assets and cryptocurrencies we hold for our own account. Therefore, a decrease in the price of our ADSs, or an increase in the proportion of the market value of our ADSs attributable to the value of the digital assets and cryptocurrencies we hold for our own account, may result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.” We cannot assure you that we were not a PFIC in 2025 nor assure you that we will not be a PFIC for 2026 or any future taxable year.

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

Our company was incorporated under the laws of the Cayman Islands on April 20, 2007 under the name Fine Success Limited, which was changed to 500wan.com on May 9, 2011, changed to 500.com on October 8, 2013 and further changed to the current name SOLAI Limited in April 2021.

On November 22, 2013, our ADSs began trading on the NYSE under the ticker symbol “WBAI.” We issued and sold a total of 6,653,900 ADSs, representing 66,539,000 Class A ordinary shares, at an initial offering price of US$13.00 per ADS. Our ticker symbol was subsequently changed to “BTCM” in April 2021.

We have voluntarily suspended our online sports lottery sales services in response to the promulgation of the Self-Inspection Notice and the Public Announcement since April 4, 2015, and switched to cryptocurrency mining starting from December 2020.

We are committed to becoming a leading cryptocurrency mining enterprise. Since announcing our entry into the cryptocurrency industry in December 2020, we have (i) purchased cryptocurrency mining machines, (ii) acquired a mining machine manufacturer, to unfurl a comprehensive approach to cryptocurrency mining, (iii) invested in the development of a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts in aggregate, and (iv) completed the acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia.

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

As the date of this annual report, 3,000 BTC mining machines are deployed in the U.S., with an aggregate theoretical hash rate capacity of 423.0 PH/s.

In February 2021, we also entered into a share exchange agreement with Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”), a Cayman Islands company and a “Non-U.S. Person” as defined in Regulation S of the Securities Act, pursuant to which we agreed to issue an aggregate of 44,353,435 Class A ordinary shares of our company to Blockchain Alliance at the first closing in exchange for the entire outstanding share capital of Alliance International Technology Limited (formerly named “Blockchain Alliance Technologies Limited”) held by Blockchain Alliance after the reorganization. The first closing of the transactions contemplated by the share exchange agreement is subject to certain closing conditions, which include, among others, the transfer to the Company of the entire mining pool business of Bitdeer Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”). BitDeer Technologies Holding Company was the parent company of Blockchain Alliance. We completed the acquisition of the entire BTC.com Pool Businesses operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com, on April 15, 2021.

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

In March 2021, a majority of our board of directors resolved to change our (i) English name to “BIT Mining Limited”, subject to shareholder approval being received, (ii) Chinese business name to “比特矿业,” and (iii) ticker symbol to “BTCM.” Pursuant to our Second Amended and Restated Articles of Association, the English name change needed to be adopted by a Special Resolution at a general meeting of shareholders. For the purpose of seeking such shareholder approval, a majority of the board also resolved to call an extraordinary general meeting of shareholders to consider the English name change. On April 8, 2021, we held an extraordinary general meeting of shareholders in which our shareholders passed the following resolutions: (i) as a special resolution that the English name of the Company be changed to “BIT Mining Limited”; and (ii) as an ordinary resolution that the authorized share capital of the Company be increased to US$100,000 divided into 1,600,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 900,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each and 100,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each.

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

On December 23, 2022, we completed to change the ratio of ADSs to Class A ordinary shares (the “ADS Ratio”), par value US$0.00005 per share, from the current ADS Ratio of one (1) ADS to ten (10) Class A ordinary shares, to a new ADS Ratio of one (1) ADS to one hundred (100) Class A ordinary shares (the “ADS Ratio Change”). No fractional new ADSs will be issued in connection with the ADS Ratio Change. The ADS Ratio Change will have no impact on our underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the ADS Ratio Change. After the ADS Ratio Change, the NYSE confirmed that a calculation of our average stock price for the 30-trading days ended January 30, 2023, indicated that our stock price was above the NYSE’s minimum requirement of US$1 based on a 30-trading day average. Accordingly, we are no longer considered below the US$1 continued listing criterion.

On June 9, 2023, we were notified by the NYSE that we were not in compliance with the NYSE’s minimum market capitalization and shareholders’ equity requirement (the “Market Cap and Equity Requirement”) of Section 802.01B of the NYSE Listed Company Manual because our average total market capitalization over a consecutive 30 trading-day period and last reported stockholders’ equity were both below US$50 million. On December 17, 2024, we received a letter (the “Letter”) from the NYSE notifying us that we had regained compliance with the NYSE’s quantitative continued listing standards. In accordance with the NYSE’s Listed Company Manual, we will be subject to a 12-month follow-up period within which we will be reviewed to ensure that we do not once again fall below any of the NYSE’s continued listing standards.

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

On November 6, 2024, we entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Manager”), as sales agent. Pursuant to the Sales Agreement, we filed a prospectus supplement dated November 6, 2024 (the “Prospectus Supplement”) to the Registration Statement on Form F-3 (File No. 333-258329), as amended, relating to the offer and sale of the ADSs, pursuant to which we may offer and sell from time to time an aggregate offering price of up to approximately US$9.6 million of the ADSs during the term of the Sales Agreement through or to the Manager as sales agent or principal. Under the Sales Agreement, the Manager may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, including, without limitation, sales made directly on or through the NYSE or any other existing trading market in the United States for ADSs representing our Class A ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to the Manager as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law. Under the Sales Agreement, the Manager is not required to sell any specific number or dollar amount of the ADSs, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, and will sell the ADSs from time to time, if any, based upon instructions from us (including any price, time or size limits or other customary parameters or conditions we may impose), in each case, on the terms and subject to the conditions stated in the Sales Agreement. We have agreed to pay the Manager a cash commission equal to 3.0% of the gross proceeds from the sales of ADSs pursuant to the Sales Agreement and have agreed to provide the Manager with customary indemnification and contribution rights. We have also agreed to reimburse the Manager for certain specified expenses. We intend to use the net proceeds from the offering to invest in mining machines, build new data centers, expand our business operation, explore new business opportunities, and improve working capital position. The offering and sale of the ADSs will be made pursuant to the Registration Statement on Form F-3 (File No. 333-258329), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2021 and declared effective on May 17, 2022. As of the date of this annual report, we have raised gross proceeds of US$13.6 million through the At-The-Market offering.

On December 9, 2024, we completed the first closing of acquisition of crypto mining data centers and Bitcoin mining machines in Ethiopia. To complete the first closing of the acquisition, we had made a payment of US$2.265 million in the form of 2,265,000 USDT and issued an aggregate number of 369,031,800 Class A ordinary shares to the sellers. The remaining mining facilities under construction are on track to be operational by mid second quarter of 2025, and some of the mining equipment for which prepayment has been made prior to the acquisition has been delivered to the site with the remaining to be delivered soon. On July 14, 2025, we issued additional 45,278,600 Class A ordinary shares in connection with the subsequent closing of the acquisition of the Ethiopia data center. On December 30, 2025, we entered into an agreement with the non-controlling shareholder (“NCI shareholder”) of Alpha that both parties agreed to reallocate 44% equity interest from the NCI shareholder to the Company by the Company transferring certain assets that represent 45 megawatts of total planned power capacity and 49% of total mining machines owned by Alpha to the NCI shareholder. After completion of the transaction, the total power capacity of the Ethiopia data center changed to 55 megawatts and the NCI shareholder had 5% equity interest in Alpha.

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

In August 2025, a majority of our board of directors resolved to change our (i) English name to “SOLAI Limited”, subject to shareholder approval being received, and (ii) ticker symbol to “SLAI.” Pursuant to our Second Amended and Restated Articles of Association, the English name change needed to be adopted by a Special Resolution at a general meeting of shareholders. For the purpose of seeking such shareholder approval, a majority of the board also resolved to call an extraordinary general meeting of shareholders to consider the English name change. On October 9, 2025, we held an extraordinary general meeting of shareholders in which our shareholders passed as a special resolution that the English name of the Company be changed to “SOLAI Limited.”

On November 10, 2025, our board of directors authorized the issuance of 65,000 Class A II Preference Shares (the “II Preference Shares”), and we entered into a Supervoting Shares Subscription Agreement with Good Luck, a BVI company wholly-owned by Mr. Man San Vincent Law, a founder and executive director of the Company. Pursuant to the agreement, on November 18, 2025, Good Luck subscribed for 65,000 Class A II Preference Shares at a subscription price of US$1.0 per share, for a total consideration of US$65,000. The 65,000 Class A II Preference Shares were created through the re-designation of 65,000 authorized but unissued Class A ordinary shares of the Company, each with a par value of US$0.00005.The following is a summary of the key terms associated with the Class A II Preference Shares:

(1)	The voting power of each Class A II Preference Shares is equal to that of 400,000 Class A ordinary shares of the Company;

(2)	The Class A II Preference Shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs;
(3)	The Class A II Preference Shares are not entitled to receive dividends;
(4)	On any resolution to elect a Director where the nominee is a person holding executive office in the Company, then if a majority of the votes cast by the holders of the Ordinary Shares is against the appointment of such nominee, then the votes attaching to the Class A II Preference Shares on such resolution shall not be counted and the Class A II Preference Shares shall be disenfranchised on such resolution in this circumstance;
(5)	Good Luck would be entitled to transfer any Class A II Preference Shares to any third party, whether or not an affiliate of Good Luck.

On December 29, 2025, we held an annual general meeting of shareholders in which our shareholders passed the resolution increasing our authorized share capital to US$1,940,000 divided into 38,399,870,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,000 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,000 Class A II Preference Shares of a nominal or par value of US$0.00005 each, and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 30,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each.

Principal Offices

Our principal executive offices are located at 428 South Seiberling Street, Akron, Ohio 44306, United States of America. Our telephone number at this address is +1 (346) 204-8537. Our registered office in the Cayman Islands is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our websites are https://www.solai.com. Effective as of and after April 9, 2021, our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168, U.S.A.

B.	Business Overview

Overview

We intend to become a leading cryptocurrency mining enterprise. We began our transformation from a China-based lottery company into an international cryptocurrency mining company since December 2020 through the acquisition of (1) certain cryptocurrency mining machines, (2) a 7-nanometer mining machine manufacturer Bee Computing to unfurl a comprehensive approach to cryptocurrency mining, and (3) a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts, and completion of the acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia.

SOLAI Limited, our ultimate Cayman Islands holding company, holding certain of our digital assets in connection with our cryptocurrency mining business and indirectly holding the equity interest in our subsidiaries in China and other countries and regions. We voluntarily suspended our online sports lottery sales services in April 2015. We have previously conducted our lottery-related business in China through a series of contractual arrangements, also commonly known as the variable interest entity, or VIE structure, with several PRC-incorporated companies (collectively, the “lottery-related affiliated entities”), and their respective registered shareholders. The lottery-related affiliated entities have been deconsolidated and their financial results have no longer been included in our consolidated financial statements for the third quarter of 2021 since the termination of the related VIE structures. Accordingly, as of the date of this annual report, we do not maintain any VIE structure in China.

We operate cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (primarily Bitcoin, Litecoin and Dogecoin). Our mining machines are operating with the primary intent of accumulating Bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs.

We have deployed our Bitcoin mining machines in data centers in the U.S. As of the date of this annual report, the total hash rate capacity of our online Bitcoin mining machines is approximately 269.6 PH/s. For the year ended December 31, 2025, we produced 30.6 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$3.1 million.

We have deployed all of these Dogecoin/Litecoin mining machines at our data center in the U.S. for use in our self-mining business. As of the date of this annual report, our DOGE/LTC mining machines are shut down. For the year ended December 31, 2025, we produced 13.3 million DOGE and 3,797 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$3.6 million. Cryptocurrency mining revenue from other cryptocurrencies, such as BEL, BONC, CRC, DINGO, DOGM, JKC, LKY, PEP, and SHIC, was immaterial.

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

In terms of our data center business, in September 2021 we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements (the “Ohio Mining Site Agreements”) with Viking Data Centers, LLC (“Viking Data Centers”) to acquire a 51% equity interest in a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”) with power capacity of up to 85 megawatts. In October 2021, we increased our investment in the Ohio Mining Site and brought its total planned power capacity up to 150 megawatts. Upon the successful execution of the increased investment, the Company’s equity interest in the Ohio Mining Site increased to 55%, and Viking Data Centers held the remaining 45%. The Ohio mining site has a total planned power capacity up to 150 megawatts. In June 2022, we entered into an agreement with Viking Data Centers that we agreed to purchase all remaining equity interest from Viking Data Centers for approximately US$17.8 million, by transferring certain assets that represent 67.5 megawatts, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, we have exclusive access to 82.5 megawatts of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5 megawatts, in accordance to their respective equity ownership immediately prior to the transaction. As of September 2023, 82.5 megawatts have been completed and in operation in the Ohio Mining Site. The data center in Hong Kong, with a maximum capacity of approximately 1.4 megawatts, has been operational and mining ETH since October 2021 and was disposed according to the sale of shares of Loto Interactive. We have terminated our data center construction plan in Kazakhstan, which was announced in May 2021, due to the unstable local power supply. On December 9, 2024, we completed the first closing of acquisition of crypto mining data centers with total planned power capacity up to 100 megawatt and Bitcoin mining machines in Ethiopia. To complete the first closing of the acquisition, we had made a payment of US$2.265 million in the form of 2,265,000 USDT and issued an aggregate number of 369,031,800 Class A ordinary shares to the sellers. On July 14, 2025, we issued additional 45,278,600 Class A ordinary shares in connection with the subsequent closing of the acquisition of the Ethiopia data center. In the fourth quarter of 2025, Alpha ceased construction of the remaining 45 megawatts of the data center. On December 30, 2025, we entered into an agreement with the non-controlling shareholder (“NCI shareholder”) of Alpha that both parties agreed to reallocate 44% equity interest from the NCI shareholder to the Company by the Company transferring certain assets that represent 45 megawatts of total planned power capacity and 49% of total mining machines owned by Alpha to the NCI shareholder. After completion of the transaction, the total power capacity of the Ethiopia data center changed to 55 megawatts and the NCI shareholder had 5% equity interest in Alpha.

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

On March 12, 2026, we received a preliminary non-binding going-private proposal from Chaince Digital Holdings Inc. to acquire all of our outstanding ordinary shares and ADSs for an initial cash consideration of US$3.069 per ADS, representing 110% of the Net Asset Value (“NAV”) per ADS as of September 30, 2025. The final purchase price will be adjusted to 110% of the NAV at the quarter-end immediately prior to closing, subject to a cap of US$3.20 per ADS. We have not made any decision, and no assurance can be given regarding the completion of the transaction.

Our Business

We are primarily engaged in cryptocurrency mining for our own account, data center operation to host cryptocurrency mining activities and miner manufacturing. We are pursuing a development strategy to focus on cryptocurrency mining operations globally.

Cryptocurrency Mining Business

We currently operate cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (Bitcoin, Ethereum Classic, Litecoin and Dogecoin), which we may sell for fiat currency for our own account from time to time depending on market condition and management’s determination of our cash flow needs. As of the date of this annual report, our Bitcoin mining machines are mainly located in the United States and Ethiopia, and more mining machines are gradually arriving at the data center in Ethiopia. We have primarily deployed our Bitcoin mining machines in data centers in the U.S. For the year ended December 31, 2025, we produced 30.6 Bitcoins from our Bitcoin cryptocurrency mining operations, and recognized revenue of approximately US$3.1 million. As of the date of this annual report, the total hash rate capacity of our online Bitcoin mining machines is approximately 269.6 PH/s.

We have deployed all of these Dogecoin/Litecoin mining machines at our data center in the U.S. for use in our self-mining business. For the year ended December 31, 2025, we produced 13.3 million DOGE and 3,797 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$3.6 million. As of the date of this annual report, our DOGE/LTC mining machines are shut down. For the year ended December 31, 2025, Cryptocurrency mining revenue from other cryptocurrencies, such as BEL, BONC, CRC, DINGO, DOGM, JKC, LKY, PEP, and SHIC was immaterial.

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

On December 9, 2024, we completed the first closing of acquisition of crypto mining data centers and Bitcoin mining machines in Ethiopia. To complete the first closing of the acquisition, we had made a payment of US$2.265 million in the form of 2,265,000 USDT and issued an aggregate number of 369,031,800 Class A ordinary shares to the sellers. On July 14,2025, we issued an additional 45,278,600 Class A ordinary shares as consideration upon subsequent closing. In the fourth quarter of 2025, Alpha ceased construction of the remaining 45 megawatts of the data center. On December 30, 2025, we entered into an agreement with the non-controlling shareholder (“NCI shareholder”) of Alpha that both parties agreed to reallocate 44% equity interest from the NCI shareholder to the Company by the Company transferring certain assets that represent 45 megawatts of total planned power capacity and 49% of total mining machines owned by Alpha to the NCI shareholder. After completion of the transaction, the total power capacity of the Ethiopia data center changed to 55 megawatts and the NCI shareholder had 5% equity interest in Alpha.

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

Our Digital Assets

We hold our own digital assets mined through our cryptocurrency mining operation, which consist primarily of Bitcoin, Dogecoin, Ethereum, USDT, and Litecoin. As of December 31, 2025, the Company had cryptocurrency assets of US$7.0 million in aggregate, which comprised of 11.04 BTC, 122 ETH, 44,700 SOL, 18,727 USDT, 24,310 DOLAI, 12,635 USDC and various other cryptocurrency assets, which were generated from its cryptocurrency mining business and SOL was the only digital asset individually accounts for more than 0.1% of our total assets as of December 31, 2025. These six specific digital assets, on a cost basis, in the aggregate account for 20.41% of our total assets as of December 31, 2025. The other digital assets that we hold collectively, on a cost basis, represent less than 0.1% as of December 31, 2025.

Our digital assets are held through SOLAI Limited, our ultimate Cayman Islands holding company, as well as our consolidated subsidiaries in British Virgin Islands, the United States and Hong Kong. As of the date of this annual report, we hold 0.84 Bitcoins, 169 Ethereum, 34,712 Solana and 0.08 million USDT. Our digital assets have an aggregate fair value of approximately US$3.49 million, calculated based on the quoted price of the respective cryptocurrencies measured at fair value at UTC 0:00 as of the date of this annual report.

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

Our financial statements contained in the annual report on Form 20-F for the year ended December 31, 2025 have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. MaloneBailey, LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

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

Our current PRC counsel, JunZeJun Law Offices, suggests that we fulfill the filing procedure with the CSRC, submit relevant materials that contain a filing report and a legal opinion, in the condition that our overseas listing is deemed as either direct or indirect overseas offering and listing by domestic companies, as per the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies. The relevant criteria for determination and the filing procedures can be referred to in the section of Risks Related to Doing Business in China.

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

In November 2025, we renewed a lease agreement with Shenzhen Harbor Technology Development Co., Ltd., to lease offices of 1,189 square meters in Nanshan District, Shenzhen. The original lease had commenced in September 2016, and the monthly expenditure represents the revised rent under the renewed lease, amounting to RMB 0.12 million (US$ 0.02 million) per month.

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

Overview

We intend to become a leading cryptocurrency mining enterprise. We began our transformation from a China-based lottery company into an international cryptocurrency mining company since December 2020 through the acquisition of (1) certain cryptocurrency mining machines, (2) a 7-nanometer mining machine manufacturer Bee Computing to unfurl a comprehensive approach to cryptocurrency mining, and (3) a cryptocurrency mining data center in Ohio with power capacity of 82.5 megawatts, and completion of the acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia.

SOLAI Limited, our ultimate Cayman Islands holding company, holding certain of our digital assets in connection with our cryptocurrency mining business and indirectly holding the equity interest in our subsidiaries in China and other countries and regions. We voluntarily suspended our online sports lottery sales services in April 2015. We have previously conducted our lottery-related business in China through a series of contractual arrangements, also commonly known as the variable interest entity, or VIE structure, with several PRC-incorporated companies (the “lottery-related affiliated entities”), and their respective registered shareholders. In July 2021, we announced our decision to dispose of our VIE structures in China, and the lottery-related affiliated entities have been deconsolidated and their financial results will no longer be included in our consolidated financial statements for the third quarter of 2021 following the termination of the related VIE structures. Accordingly, as of the date of this annual report, we do not maintain any VIE structure in China. The results of operations for this VIE structure were excluded from the company’s continuing operations for the fiscal years 2021 presented as a discontinued operation in this report. On December 28, 2023, we agreed to sell our entire mining pool business operated under BTC.com to Esport -Win Limited, a Hong Kong limited liability company, for a total consideration of US$5 million. Accordingly, the results of operations for the mining pool business were excluded from the company’s continuing operations for the fiscal year 2023 and the comparable periods presented as discontinued operations in this report. See Note 4 – Discontinued Operations, of the consolidated financial statements for further details. For the risks and uncertainties relating to the termination of our previous VIE structures in China and the sale of its mining pool business, see “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China—Our efforts to adjust our corporate structure and business operations, including the termination of our previous VIE structures and the exit of our mining pool business from China, may not be completed in a liability-free manner, and we may still be subject to cybersecurity review by the CAC, or deemed to be in violation of PRC laws regulating our industry and operations.”

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

Our revenues from continuing operations were US$43.1 million, US$32.9 million and US$23.0 million in 2023, 2024 and 2025, respectively, representing a decrease of US$10.2 million from 2023 to 2024, and a decrease of US$9.9 million from 2024 to 2025, respectively. The decrease was mainly attributable to (i) the higher computing power of the whole network in the year of 2025 compared with the computing power in the year of 2024, resulting in an increased difficulty in cryptocurrency mining activities; and (ii) the lower operational rate of mining machines in 2025, caused by equipment damage and the drop in cryptocurrency prices.

Net loss from continuing operations attributable to SOLAI Limited were US$25.4 million in 2023, US$6.9 million in 2024 and US$33.9 million in 2025, representing a decrease of US$18.5 million from 2023 to 2024, and an increase of US$27.0 million from 2024 to 2025, respectively. Net loss from continuing operations attributable to SOLAI Limited in 2023 was adversely impacted by the accrual of legal contingencies of US$10 million included in other operating expenses and an impairment provision of US$2.4 million provided for impairment of cryptocurrency assets, which was offset by US$7.1 million net gain on disposal of cryptocurrency assets. Net loss from continuing operations attributable to SOLAI Limited in 2024 was adversely impacted by general and administrative salary and benefit expenses of US$4.8 million, and professional expense of US$3.9 million, which was offset by the gain of US$3.2 million from changes in fair value of cryptocurrency assets. Net loss from continuing operations attributable to SOLAI Limited in 2025 was adversely impacted by general and administrative expense of US$18.3 million and impairment of property and equipment of US$8.8 million and impairment of intangible assets of US$1.4 million and negative changes in fair value of cryptocurrency assets of US$4.4 million and operating gross loss of US$10.8 million, which was offset by gain on remeasurement of unfavorable contract of US$2.2 million and other operating income of US$9.7 million.

Description of Key Statement of Operations Items from Continuing Operation

Revenues

The table below sets forth our revenues in aggregate and by service type after inter-segment elimination therein for the three years:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Cryptocurrency mining	21,562	17,091	6,670
Data center	21,539	15,831	16,330
Others	—	—	—
Revenues	43,101	32,922	23,000

The revenues disclosed in the table are after inter-segment eliminations. The continuous annual decrease was mainly attributable to higher computing power of the whole network year over year, resulting in an increased difficulty in cryptocurrency mining activities.

The table below sets forth our operating expenses from continuing operations for the three years:

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Operating costs and expenses:
Cost of revenue	40,055	29,937	33,789
Sales and marketing expenses	153	54	47
General and administrative expenses	18,465	13,709	18,251
Service development expenses	874	69	—
Total operating costs and expenses	59,547	43,769	52,087

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

General and administrative expenses

Our general and administrative expenses consist primarily of: (i) share-based compensation expenses; (ii) salary and benefit expenses for our management and general administrative employees; (iii) third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals; (iv) rental expenses; (v) office expenses, which consist primarily of office rental and other office administrative expenses; (vi) amortization fees, which consist primarily of amortization of intangible assets arising from asset acquisition; and (v) travel, communication and other business expenses, which consist primarily of expenses associated with business travels.

Service development expenses

Our service development expenses consist primarily of salary and benefit expenses for our research and development employees, share-based compensation expenses and rental expenses.

Other operating income

Our other operating income in 2025 consist primarily of rental income from unfavorable contact liabilities recognized from the acquisition of the Ethiopia data center in December 2024 and off-peak electricity subsidy in 2025.

Other operating expenses

Our other operating expenses consist primarily of accrual for legal contingencies and provision for credit losses related to other receivables in 2023. Our other operating expenses consist primarily of write-off of prepayments in 2024. Our other operating expenses consist primarily of write-off of other receivable and cryptocurrency loss due to online scam in 2025.

Net gain on disposal of cryptocurrency assets

Net gain on disposal of cryptocurrency assets in 2023 was mainly due to fluctuating market prices for cryptocurrency assets by using first-in-first-out (“FIFO”) to calculate the cost of disposition. Effective January 1, 2024, the Company adopted ASU 2023-08, which requires cryptocurrency assets to be measured at fair value. Therefore, there was no gain or loss on disposal of cryptocurrency assets in 2024 and 2025.

Impairment of cryptocurrency assets

Impairment is provided for cryptocurrency assets held in cryptocurrency mining business in 2023. Upon adoption of ASU 2023-08 on January 1, 2024, there was no impairment of cryptocurrency assets in 2024 and 2025.

Changes in fair value of cryptocurrency assets

Changes in fair value of cryptocurrency assets were due to the remeasurement on the fair value of the cryptocurrency assets held as we adopted ASU 2023-08 on January 1, 2024.

Impairment of property and equipment

Impairment of property and equipment in 2025 was due to provision for impairment of mining machines in Ethiopia and the U.S.

Impairment of intangible assets

Impairment of intangible assets in 2025 was related to the strategic contract recognized from the acquisition of the Ethiopia data center in December 2024 due to the change of construction plan of the Ethiopia data center in 2025.

Gain on remeasurement of unfavorable contract

Gain on remeasurement of unfavorable contract in 2025 was mainly due to the change of hosting service contract for certain mining machines hosted at the Ethiopia data center in 2025.

Impairment of long-term investments

The impairment loss in 2023 was related to our long-term investment in Beijing Weisaishidai Sports Technology Co., Ltd, which was acquired in June 2016. The impairment loss in 2024 was related on equity investment in Beijing Dark Horse Venture Capital Center. L.P. There was no impairment of long-term investments in 2025.

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

USA

Summit Bend, Ohio I, Ohio II, Asgard, Dolai and Echo are incorporated in the USA. Under the current laws, profits tax in the USA is generally assessed at the rate 21% of taxable income.

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

Mainland China

A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on December 29, 2018. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. The subsidiaries incorporated in mainland China are subject to the EIT rate of 25% in 2023, 2024 and 2025.

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

Our historical results do not necessarily indicate our results to be expected for any future period.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands, except for per share data)
Consolidated Statements of Comprehensive (Loss) Income Data:
Revenues	43,101	32,922	23,000
Operating costs and expenses:
Cost of revenue	(40,055)	(29,937)	(33,789)
Sales and marketing expenses	(153)	(54)	(47)
General and administrative expenses	(18,465)	(13,709)	(18,251)
Service development expenses	(874)	(69)	—
Total operating costs and expenses	(59,547)	(43,769)	(52,087)
Other operating income	180	214	9,715
Other operating expenses	(13,642)	(613)	(3,035)
Net gain on disposal of cryptocurrency assets	7,074	—	—
Impairment of cryptocurrency assets	(2,359)	—	—
Changes in fair value of cryptocurrency assets	—	3,203	(4,356)
Impairment of property and equipment	—	—	(8,764)
Impairment of intangible assets	—	—	(1,405)
Gain on remeasurement of unfavorable contract	—	—	2,225
Changes in fair value of payables settled by cryptocurrency assets	—	37	7
Operating loss from continuing operations	(25,193)	(8,006)	(34,700)
Other income, net	691	627	54
Interest income	242	56	146
Loss from equity method investments	(295)	(20)	(1)
Impairment of long-term investments	(1,408)	(132)	—
Gain from disposal of long-term investments	614	—	—
Gain from short-term investments	—	156	—
Changes in fair value of derivative instruments	(35)	311	21
Loss before income tax from continuing operations	(25,384)	(7,008)	(34,480)
Income tax benefits	—	—	—
Net loss from continuing operations	(25,384)	(7,008)	(34,480)
(Loss) income from discontinued operations, net of applicable income taxes	(3,326)	240	—
Gain on disposal of discontinued operations, net of applicable income taxes	—	18,687	—
Net (loss) income from discontinued operations, net of applicable income taxes	(3,326)	18,927	—
Net (loss) income	(28,710)	11,919	(34,480)
Less: Net loss attributable to non-controlling interests	—	(154)	(603)
Net (loss) income attributable to SOLAI Limited	(28,710)	12,073	(33,877)
Net loss attributable to SOLAI Limited from continuing operations	(25,384)	(6,854)	(33,877)
Net (loss) income attributable to SOLAI Limited from discontinued operations	(3,326)	18,927	—
Other comprehensive loss:
Foreign currency translation (loss) income	(316)	(116)	146
Other comprehensive (loss) income, net of tax	(316)	(116)	146
Comprehensive (loss) income	(29,026)	11,803	(34,334)
Less: Comprehensive loss attributable to non-controlling interests	—	(154)	(603)
Comprehensive (loss) income attributable to SOLAI Limited	(29,026)	11,957	(33,731)
(Losses) earnings per share attributable to SOLAI Limited-Basic and Diluted:
Net loss from continuing operations	(0.03)	(0.01)	(0.02)
Net (loss) income from discontinued operations	(0.00)	0.02	—
Net (loss) income	(0.03)	0.01	(0.02)
(Losses) earnings per American Depositary Share (“ADS*”) attributable to SOLAI Limited-Basic and Diluted:
Net loss from continuing operations	(2.30)	(0.58)	(1.96)
Net (loss) income from discontinued operations	(0.30)	1.61	—
Net (loss) income	(2.60)	1.03	(1.96)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,102,373,814	1,171,663,430	1,727,119,228
Diluted	1,102,373,814	1,171,663,430	1,727,119,228
Non-GAAP financial data(1)
Operating loss from continuing operations	(25,193)	(8,006)	(34,700)
Adjustment for share-based compensation expenses	1,030	1,214	851
Adjustment for impairment of property and equipment	—	—	8,764
Adjustment for impairment of intangible assets	—	—	1,405
Adjustment for gain on remeasurement of unfavorable contract	—	—	(2,225)
Adjustment for legal contingencies	10,000	—	—
Adjusted operating loss (non-GAAP) from continuing operations	(14,163)	(6,792)	(25,905)

Net (loss) income attributable to SOLAI Limited	(28,710)	12,073	(33,877)
Net (loss) income attributable to SOLAI Limited from discontinued operations	(3,326)	18,927	—
Net loss attributable to SOLAI Limited from continuing operations	(25,384)	(6,854)	(33,877)
Adjust for continuing operations:
Adjustment for share-based compensation expenses	1,030	1,214	851
Adjustment for impairment of property and equipment	—	—	8,764
Adjustment for impairment of intangible assets	—	—	1,405
Adjustment for gain on remeasurement of unfavorable contract	—	—	(2,225)
Adjustment for legal contingencies	10,000	—	—
Adjustment for impairment of long-term investments	1,408	132	—
Adjustment for gain from disposal of long-term investments	(614)	—	—
Adjustment for changes in fair value of derivative instruments	35	(311)	(21)
Adjustment for gain from short-term investments	—	(156)	—
Adjusted net loss attributable to SOLAI Limited from continuing operations (non-GAAP)	(13,525)	(5,975)	(25,103)

Net (loss) income from discontinued operations, net of applicable income taxes	(3,326)	18,927	—
Adjusted net (loss) income attributable to SOLAI Limited from discontinued operations (non-GAAP)	(3,326)	18,927	—
Adjusted net (loss) income attributable to SOLAI Limited (non-GAAP)	(16,851)	12,952	(25,103)
*	American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

(1)

As a supplement to net (loss) income, we use the non-GAAP financial measure of adjusted net (loss) income which is U.S. GAAP net (loss) income as adjusted to the impact of share-based compensation expenses, impairment of property and equipment, impairment of intangible assets, gain on remeasurement of unfavorable contract, impairment of long-term investments, legal contingencies, gain from short-term investments, gain from disposal of long-term investments and changes in fair value of derivative instruments. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

The year ended December 31, 2025 compared with the year ended December 31, 2024

Revenues

Our revenues decreased from US$32.9 million in 2024 to US$23.0 million in 2025, primarily attributable to (i) the higher computing power of the whole network in the year of 2025 compared with the computing power in the year of 2024, resulting in an increased difficulty in cryptocurrency mining activities; and (ii) the lower operational rate of mining machines in 2025, caused by equipment damage and the drop in cryptocurrency prices.

Revenues were mainly comprised of revenues from the cryptocurrency mining business of US$6.7 million, and the data center business of US$16.3 million.

Operating cost and expenses

Our operating cost and expenses increased from US$43.8 million in 2024 to US$52.1 million in 2025. Our operating expenses consisted of the following:

Cost of revenue. Our cost of revenue increased from US$29.9 million in 2024 to US$33.8 million in 2025. The increase was mainly attributable to the (i) increase of US$4.9 million in hosting fee resulting from a rise in the unit price of electricity, which was offset by (ii) the decrease of US$0.6 million in depreciation and (iii) the decrease of US$0.7 million as the amortization of the intangible asset arising from the acquisition of Bee Computing was completed in July 2025.

General and administrative expenses. General and administrative expenses increased from US$13.7 million in 2024 to US$18.3 million in 2025. The increase was mainly due to (i) an increase of US$3.1 million in amortization of an intangible asset recognized from the acquisition of the Ethiopia data center in December 2024 and (ii) an increase of US$2.8 million in depreciation of Ethiopia data center and mining machine, which was offset by (iii) the decrease of US$0.4 million in travel expenses and (iv) the decrease of US$0.3 million in staff costs and other related expenses as a result of a decrease in headcount.

Other Operating Income

Other operating income increased from US$0.2 million in 2024 to US$9.7 million in 2025. The increase was mainly due to (i) an increase of US$5.4 million in rental income from unfavorable contact liabilities recognized from the acquisition of the Ethiopia data center and (ii) an increase of US$3.3 million in off-peak electricity subsidy.

Other operating expenses

Other operating expenses increased from US$0.6 million in 2024 to US$3.0 million in 2025. The increase was mainly due to (i) an increase of US$1.3 million in cryptocurrency loss due to an online scam in the second quarter of 2025; (ii) an increase of credit loss provision related to other receivables of US$1.6 million, which was offset by (iii) a decrease of credit loss provision related to prepayments and other current assets of US$0.6 million.

Changes in Fair Value of Cryptocurrency Assets

Changes in fair value of cryptocurrency assets decrease from positive US$3.2 million in 2024 to negative US$4.4 million in 2025. The decrease was attributable to the decrease of cryptocurrency prices in when comparing to an overall decrease of cryptocurrency prices in 2024.

Impairment of property and equipment

Impairment of property and equipment was US$8.8 million in 2025, mainly due to the provisions for impairment of cryptocurrency mining machines in the U.S and Ethiopia.

Impairment of intangible assets

Impairment of intangible assets was US$1.4 million in 2025, mainly due to the provisions for impairment of strategic contract acquired from the acquisition of the Ethiopia data center.

Gain on remeasurement of unfavorable contract

Gain on remeasurement of unfavorable contract was US$2.2 million in 2025, mainly due to the change of hosting service contract for certain mining machines hosted at the Ethiopia data center in 2025.

Operating loss from continuing operations

As a result of the foregoing factors, we recorded operating loss from continuing operations of US$34.7 million in 2025, an increase of US$26.7 million compared with operating loss from continuing operations of US$8.0 million in 2024. The increase in operating loss from continuing operations was mainly due to (i) an increase of US$7.6 million in negative changes in fair value of cryptocurrency assets; (ii) an increase of US$8.8 million in impairment of property and equipment; (iii) an increase of US$1.4 million in impairment of intangible assets; (iv) an increase of US$3.1 million in amortization of an intangible asset acquired from the acquisition of the Ethiopia data center; (v) an increase of US$1.3 million in cryptocurrency loss due to an online scam; (vi) an increase of US$2.8 million in depreciation of Ethiopia data center and mining machine; (vii) an increase of US$13.8 million in gross loss, which was offset by (viii) an increase of US$2.2 million in gain on remeasurement of unfavorable contract; and (ix) an increase of US$9.5 million in other operating income.

Impairment of long-term investments

Impairment of long-term investments in 2025 were US$0.1 million, a decrease of US$1.3 million compared with impairment of long-term investments of US$1.4 million in 2024. The impairment loss in 2024 was related to our equity investment in Beijing Weisaishidai Sports Technology Co., Ltd, and the impairment loss in 2025 was related to our equity investment in Beijing Dark Horse Venture Capital Center. L.P.

Loss before income taxes from continuing operations

Loss before income taxes from continuing operations was US$34.5 million in 2025, an increase of US$27.5 million compared with loss before income taxes from continuing operations of US$7.0 million in 2024.

Net loss from continuing operations

As a result of the foregoing factors, we recorded net loss from continuing operations of US$34.5 million in 2025, as compared to net loss from continuing operations of US$7.0 million in 2024.

Net loss attributable to SOLAI Limited from continuing operations

We recorded net loss from continuing operations attributable to SOLAI Limited of US$33.9 million in 2025, as compared to net loss from continuing operations attributable to SOLAI Limited of US$6.9 million in 2024. We also recorded non-GAAP net loss from continuing operations attributable to SOLAI Limited of US$25.1 million in 2025, as compared to non-GAAP net loss from continuing operations attributable to SOLAI Limited of US$6.0 million in 2024.

Net income attributable to SOLAI Limited from discontinued operations

We recorded net income from discontinuing operations attributable to SOLAI Limited of nil in 2025, as compared to net income from discontinuing operations attributable to SOLAI Limited of US$18.9 million in 2024. We also recorded non-GAAP net income from discontinuing operations attributable to SOLAI Limited of nil in 2025, as compared to non-GAAP net income from discontinuing operations attributable to SOLAI Limited of US$18.9 million in 2024.

Net (loss) income attributable to SOLAI Limited

Net loss attributable to SOLAI Limited was US$33.9 million in 2025, compared with net income attributable to SOLAI of US$12.1 million in 2024. The increase in net loss attributable to SOLAI was mainly due to (i) an increase of US$7.6 million in changes in fair value of cryptocurrency assets; (ii) an increase of US$8.8 million in impairment of property and equipment; (iii) an increase of US$1.4 million in impairment of intangible assets; (iv) an increase of US$3.1 million in amortization of an intangible asset acquired from the acquisition of the Ethiopia data center; (v) an increase of US$13.8 million in gross loss; (vi) a decrease of US$18.7 million in gain on disposal of discontinued operations, net of applicable income taxes, which was offset by (vii) an increase of US$2.2 million in gain on remeasurement of unfavorable contract; and (viii) an increase of US$9.5 million in other operating income.

Non-GAAP net loss attributable to SOLAI Limited was US$25.1 million in 2025, compared with non-GAAP net income attributable to SOLAI of US$13.0 million in 2024. The decrease in non-GAAP net loss attributable to SOLAI was mainly due to (i) an increase of US$7.6 million in changes in fair value of cryptocurrency assets; (ii) an increase of US$3.1 million in amortization of an intangible asset acquired from the acquisition of the Ethiopia data center; (iii) an increase of US$13.8 million in gross loss, which was offset by (iv) an increase of US$9.5 million in other operating income.

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

Net loss attributable to SOLAI Limited from continuing operations

We recorded net loss from continuing operations attributable to SOLAI Limited of US$6.9 million in 2024, as compared to net loss from continuing operations attributable to SOLAI Limited of US$25.4 million in 2023. We also recorded non-GAAP net loss from continuing operations attributable to SOLAI Limited of US$6.0 million in 2024, as compared to non-GAAP net loss from continuing operations attributable to SOLAI Limited of US$13.5 million in 2023.

Net income (loss) attributable to SOLAI Limited from discontinued operations

We recorded net income from discontinuing operations attributable to SOLAI Limited of US$18.9 million in 2024, as compared to net loss from discontinuing operations attributable to SOLAI Limited of US$3.3 million in 2023. We also recorded non-GAAP net income from discontinuing operations attributable to SOLAI Limited of US$18.9 million in 2024, as compared to non-GAAP net loss from discontinuing operations attributable to SOLAI Limited of US$3.3 million in 2023.

Net income (loss) attributable to SOLAI Limited

Net income attributable to SOLAI Limited was US$12.1 million in 2024, compared with net loss attributable to SOLAI Limited of US$28.7 million in 2023. The decrease in net loss attributable to SOLAI Limited was mainly due to (i) a decrease of credit loss provision related to other receivables of US$1.9 million, (ii) a decrease of US$10.0 million in legal contingencies accrued for the DOJ and SEC investigations, (iii) a decrease of US$22.2 million in loss from discontinued operations, and (iv) a decrease of US$4.8 million in general and administrative expenses.

Non-GAAP net income attributable to SOLAI Limited was US$13.0 million in 2024, compared with non-GAAP net loss attributable to SOLAI Limited of US$16.9 million in 2023. The decrease in non-GAAP net loss attributable to SOLAI Limited was mainly due to (i) a decrease of credit loss provision related to other receivables of US$1.9 million, (ii) a decrease of US$22.2 million in loss from discontinued operations, and (iii) a decrease of US$4.8 million in general and administrative expenses.

B.	Liquidity and Capital Resources

We conduct our operations primarily through our wholly-owned subsidiaries in Hong Kong and the United States and the holding subsidiary in Ethiopia. Our principal sources of liquidity have been cash provided by our operating activities and proceeds from the issuances of preferred shares and ordinary shares. As of December 31, 2025, we had US$1.4 million in cash and cash equivalents.

We believe that our current cash, cash that could be received from disposal of cryptocurrency assets, and net proceeds we received from our At-The-Market offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this report. We also have reduced the expenditures, such as overhead or administrative expenditures and marketing expenses. In addition to the U.S. data center, in 2025, with the phased completion of the Ethiopia data center, we will increase the cash inflow related to data center revenue. All these factors combined will have a positive impact on our cash flows for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(28,413)	(32,743)	(26,929)
Net cash provided by investing activities	26,164	28,853	15,910
Net cash provided by financing activities	—	2,368	10,694
Effect of exchange rate changes on cash and cash equivalents	(48)	55	(65)
Cash and cash equivalents at the beginning of the year	5,574	3,277	1,810
Cash and cash equivalents at the end of the year	3,277	1,810	1,420

Net cash used in operating activities

Net cash used in operating activities in 2025 was US$26.9 million, which was primarily attributable to (i) net loss of US$34.5 million adjusted by (ii) amortization of right-of-use assets of US$1.8 million; (iii) depreciation and amortization expenses of US$16.2 million; (iv) impairment of property and equipment of US$8.8 million; (v) impairment of intangible assets of 1.4 million; (vi) changes in fair value of cryptocurrency assets of US$4.4 million; (vii) other operating income from unfavorable contract of US$5.4 million; (viii) gain on remeasurement of unfavorable contract of US$2.2 million; Net cash used in operating activities in 2025 was also attributable to (i) an increase in cryptocurrency assets of US$ 18.1 million; (ii) a decrease in operating lease liabilities of US$1.8 million; (iii) an increase in prepayments and other current assets of US$3.9 million, which was partially offset by (i) the increase in other current liabilities of 3.6 million.

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

Net cash provided by investing activities

Net cash provided by investing activities in 2025 was US$15.9 million, which was primarily attributable to cash received from disposal of cryptocurrency assets of US$25.4 million, which was partially offset by cryptocurrencies purchased using fiat currency of US$9.5 million.

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

Net cash provided by financing activities

Net cash provided by financing activities in 2025 was US$10.7 million which was primarily attributable to proceeds from issuance of ordinary shares under At-The-Market offering of US$10.6 million.

Net cash provided by financing activities in 2024 was US$2.4 million which was primarily attributable to proceeds from issuance of ordinary shares under At-The-Market offering of US$2.3 million.

Net cash provided by financing activities in 2023 was nil.

Capital Expenditures

We made capital expenditures for property and equipment of US$1.4 million, US$1.2 million and US$0.2 million in 2023, 2024 and 2025, respectively, which primarily due to purchases of mining machines.

Recent Accounting Pronouncements

New accounting standards which have been adopted

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for fiscal years beginning after December 15, 2024, on a prospective basis. The Company adopted ASU 2023-09 for the year ended December 31, 2025.

In March 2025, the FASB issued ASU 2025-02, Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”). This update revises the SEC paragraphs in the Codification, primarily within Liabilities (Topic 405), to align with the SEC staff’s issuance of SAB 122, which rescinds SAB 121 related to safeguarding obligations for crypto-asset platforms. The update does not create new GAAP requirements but removes obsolete SEC guidance superseded by SAB 122. ASU 2025-02 is effective for annual reporting periods beginning after December 15, 2024, with retrospective application required. As the Group operates as a cryptocurrency mining entity and does not provide custodial services or safeguard cryptocurrency assets for others, this new guidance does not directly impact its financial statements.

New accounting standards which have not yet been adopted

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public companies to disclose additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis (“ASU 2024-03”). ASU No. 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 simplifies credit loss calculations and permits the election of a practical expedient to assume that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating credit losses on current accounts receivable and current contract assets under ASC 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is evaluating the impact the updated guidance will have on the Company’s consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period (“ASU 2025-11”). ASU 2025-11 is effective for public business entities for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

C.	Research and Development

We expect to make expenditures on research and development activities on developing new mining machines and new chips in the future.

Intellectual Property

We rely on a combination of trademark, copyright, patent and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property rights and our brands. As of the date of this annual report, our intellectual property rights and our brands are as follows: We have registered 19 trademarks in PRC through E-Sun Sky Computer (Shenzhen) Co., Limited. We have also registered 7 trademarks in Taiwan, 7 trademarks in Hongkong, 2 trademarks in Malaysia and 2 trademarks in the United States, all of which belong to Bee Computing (HK) Limited. We own 5 software copyright registrations in PRC through E-Sun Sky Computer (Shenzhen) Co., Limited. We own 3 authorized patents in the PRC, 9 authorized patents in Taiwan, and 1 authorized patent in Hongkong through Bee Computing (HK) Limited.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bo Yu	58	Chairman, Chief Operating Officer
Man San Vincent Law	58	Executive Director
Xianfeng Yang	57	Chief Executive Officer
Zhan Chen	34	Independent Director (effective on February 27, 2026)
Honghui Deng	57	Independent Director
Heng Henry Lu	60	Independent Director
Qiang Yuan	53	Chief Financial Officer
Qian Sun	52	Independent Director (resigned on February 27, 2026)

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

Mr. Man San Vincent Law has served as our executive director from April 2021. He is the founder of SOLAI Limited (formerly known as BIT Mining Limited and 500.com Limited). He serves as a senior adviser of Loto Interactive Limited from 2017 to 2021. He served as the chief executive officer of the Company from 2007 to 2015 and was the chairman of the board of directors from 2001 to 2017. Mr. Law founded E-Sun Network Co., Ltd. in 1999 and of the online lottery service market who has been at the forefront of developing innovative online products and solutions. Mr. Law received a bachelor’s degree from Wuhan University in 1990, and an Executive Master of Business Administration degree from Cheung Kong Graduate School of Business in 2009.

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

Mr. Qian Sun served as our director from October 21, 2013 to February 27, 2026.. Mr. Sun is a partner of HongShan, where he focuses on consumer and technology-related investment. Prior to joining HongShan in 2006, Mr. Sun worked at General Atlantic from 2003 to 2005, focusing on technology-related growth investment in China. He also worked as a management consultant at Monitor Group in Hong Kong from 1997 to 1999. Mr. Sun received a BA degree in applied mathematics from Harvard College in 1997, an MBA from Harvard Business School and a J.D. from Harvard Law School in 2003.

Mr. Zhan Chen has served as our independent director since February 27, 2026. Mr. Chen is the founder and, since 2025, the CEO of Open Mouth Food Inc., a U.S.-based premium food company specializing in clean-label, shelf-stable Asian noodle soups and broths. Previously, Mr. Chen successfully founded and scaled multiple ventures, serving as CEO of Boba Labs Inc. from 2022 to 2024 and Qin Yan Tech from 2017 to 2019. Earlier in his career, he served as CEO of the consumer lending division at Wheat Financial Technology. Mr. Chen received a bachelor’s degree from the East China University of Political Science and Law. He is an alumnus of Tsinghua University’s Global Entrepreneur Leadership Program at the PBC School of Finance, a curriculum tailored for founders, entrepreneurs, and senior investment professionals driving innovative, high-growth ventures. He also completed an executive education program at China Europe International Business School (CEIBS).

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

Compensation of Directors and Executive Officers

In 2025, the aggregate cash compensation to all our directors and our executive officers was US$2.0 million. For share-based compensation, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We did not have any amount accrued in 2021 for pension, retirement or other similar benefits to our directors and our executive officers.

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

Restricted share units:

		Vesting
	Number of Ordinary	Commencement	Date of	Date of
Name	Shares	Date	Grant	Expiration
Man San Vincent Law	10,400,000	June 1, 2026	Jan 30, 2026	Jan 30, 2036
Xianfeng Yang	*	June 1, 2026	Jan 30, 2026	Jan 30, 2036
Bo Yu	*	June 1, 2026	Jan 30, 2026	Jan 30, 2036
Qiang Yuan	*	June 1, 2026	Jan 30, 2026	Jan 30, 2036
Directors and officers as a group	28,700,000
Other Individuals as a group	40,172,300
*	Restricted shares to vest less than 1% of our issued and outstanding share capital from time to time on an as-exercised and fully diluted basis as of the date of this annual report.

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

Audit Committee

Our audit committee consists of Heng Henry Lu, Honghui Deng and Zhan Chen. Heng Henry Lu is the chairman of our audit committee. Heng Henry Lu satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All three committee members satisfy the requirements for an “independent director” within the meaning of NYSE rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Qian Sun resigned from the board of directors due to personal reasons, effective February 27, 2026. Qian Sun confirmed that he has no disagreement with the board of directors and there is no other matter relating to his resignation that needs to be brought to the attention of our shareholders.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Bo Yu, Man San Vincent Law and Zhan Chen. Bo Yu is the chairman of our nominating and corporate governance committee. Our nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and executive officers and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Strategy Committee

Our strategic planning committee consists of Man San Vincent Law and Zhan Chen. Man San Vincent Law is the chairman of our strategic planning committee. Our strategic planning committee assists the board of directors in designing the strategic plan of our business. Our strategic planning committee is responsible for, among other things:

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

Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 75, 56 and 63 employees as of December 31, 2023, 2024 and 2025, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2025.

Function	Number of employees
Management and Administration	6
Investing, Marketing and Website Operation	7
Technology and Mining Division	24
General and Administrative Support	26
Total	63

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

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership for each of the persons listed below is determined by dividing (i) the number of ordinary shares beneficially owned by such person, including ordinary shares such person has the right to acquire within 60 days after the date of this annual report by (ii) the total number of ordinary shares outstanding plus the number of ordinary shares such person has the right to acquire within 60 days after the date of this annual report. The total number of shares outstanding as of the date of this annual report is 1,978,336,590 Class A ordinary shares, 65,000 Class A preference shares, 65,000 Class A II preference shares and 99 Class B ordinary shares.

Percentage
	Shares Beneficially		of Votes
	Owned		Held
	Number	Percent	Percent
Directors and Executive Officers:
Man San Vincent Law(1)	150,680,369	7.6%	93.6%
Xianfeng Yang	*	*	*
Bo Yu	*	*	*
Zhan Chen	*	*	*
Honghui Deng	*	*	*
Heng Henry Lu	*	*	*
Qiang Yuan	*	*	*
Directors and Executive Officers as a Group	202,246,969	10.2%	93.8%

The business address of our directors and executive officers is 428 South Seiberling Street, Akron, Ohio 44306, United States of America.

*Less than 1% of our outstanding ordinary shares.

(1)	represents (i) 150,550,363 Class A ordinary shares composed of (a) 85,572,963 Class A ordinary shares owned by Good Luck Capital Limited (“Good Luck”) as described below, and (b) 649,774 ADSs which represent 64,977,400 Class A Ordinary Shares owned by Mr. Law directly; (ii) 6 Class B Ordinary Shares, which are owned by Delite Limited (“Delite”) as described below; (iii) 65,000 Class A Preference Shares, which are owned by Good Luck as described below; and (iv) 65,000 Class A II Preference Shares, which are owned by Good Luck as described below. Delite is 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite and its assets, and is the sole director of Delite. Mr. Law may be deemed to beneficially own all of the ordinary shares (including Class A ordinary shares represented by the ADSs) held by Delite. Mr. Law is the sole shareholder of Good Luck. Mr. Law indirectly holds all voting and investment powers of Good Luck and its assets, and is the sole director of Good Luck. Mr. Law may be deemed to beneficially own all of the ordinary shares and the Class A preference shares held by Good Luck. Delite is a British Virgin Islands company with its address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Good Luck is a British Virgin Islands company with its address at Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, we are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

As of the date of this annual report, a total of 14,612,601 ADSs representing 1,461,260,100 Class A ordinary shares were outstanding. Such ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary for the ADSs. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

Non-Interest-Bearing Borrowings from Related Parties

Since January 1, 2019, we have not provided any loans to certain directors or entities controlled by certain directors, executive officers or principal shareholders of our company. As of December 31, 2023, 2024 and 2025, there were no outstanding balance due from these related parties.

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

Our ADSs have been listed on the NYSE since November 22, 2013. Our ticker symbol on the NYSE changed from “WBAI” to “BTCM” effective at the start of trading on April 20, 2021; and from “BTCM” to “SLAI” effective at the start of trading on October 20, 2025.

The ratio of our ADSs to our Class A ordinary shares changed from one (1) ADS to ten (10) Class A ordinary shares, to one (1) ADS to one hundred (100) Class A ordinary shares, effective at the start of trading on December 23, 2022.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been trading on the NYSE since November 22, 2013.

From November 22, 2013 to April 19, 2021, our ADSs traded on the NYSE under the Company’s former English name “500.com Limited” and its former ticker symbol “WBAI.” From April 20, 2021 to October 19, 2025, our ADSs traded on the NYSE under the Company’s former English name “BIT Mining Limited,” and its former ticker symbol “BTCM.” Consistent with a special resolution passed by the Company’s shareholders at an extraordinary general meeting held on October 9, 2025, our ADSs began trading under the Company’s new English name “SOLAI Limited,” and its new ticker symbol “SLAI,” effective at the start of trading on October 20, 2025.

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

On December 9, 2024, we completed the first closing of acquisition of cryptocurrency mining data centers and Bitcoin mining machines in Ethiopia. After the first closing of acquisition, we acquired 51% equity interests in a cryptocurrency mining data center in Ethiopia. On July 14, 2025, we issued additional 45,278,600 Class A ordinary shares in connection with the subsequent closing of the acquisition of the Ethiopia data center. The acquisition of the Ethiopia data center represents a development strategy to focus on data center globally and has a major effect on our results of operations.

As of December 31, 2025, we had not entered into any other material contracts, other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, or EIT Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration of the PRC, or SAT, issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the general position of SAT on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in China; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (4) at least 50% of voting board members or senior executives habitually reside in China.

We do not believe that our Cayman Islands holding company meets all of the conditions above. Our Cayman Islands holding company is not a PRC resident enterprise for PRC tax purposes. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained outside China. For the same reasons, we believe our other subsidiaries outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

JunZeJun Law Offices, our legal counsel as to PRC law, has advised us that if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of our Cayman Islands holding company would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that our Cayman Islands holding company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Announcement of the SAT on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises (SAT Circular 7), effective on February 3, 2015, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed thereunder.

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

The discussion below is based upon the provision of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as well as the current income tax treaty between the United States and the PRC, which is hereinafter referred to as the Treaty as of the date hereof, and such authorities may be replaced, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes (if applicable)) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. We do not believe that we are eligible for the benefits of the Treaty. In the event that we were deemed to be a PRC resident enterprise under the EIT Law by the PRC tax authorities, contrary to our belief that our Cayman Islands holding company is not a PRC resident enterprise for enterprise income tax purposes, we might be eligible for the benefits of the Treaty, although no assurance can be given. If we were eligible for such benefits, subject to the discussion under “— Passive Foreign Investment Company” below, dividends we pay on our ADSs (which represent our ordinary shares) would be potentially eligible for the reduced rates of taxation. See “— People’s Republic of China Taxation” above.

In addition, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “—Passive Foreign Investment Company” below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law by the PRC tax authorities, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs. See “— People’s Republic of China Taxation” above. In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs will be treated as foreign source income and will generally constitute passive category income. However, if we are eligible for Treaty benefits and if you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. In addition, United States Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Alternatively, instead of claiming a foreign tax credit, you may be able to deduct any PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your ADSs or Class A ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or Class A ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, any distributions in excess of our current and accumulated earnings and profits will generally not give rise to foreign source income and you will generally not be eligible for a foreign tax credit for any PRC withholding tax imposed on those distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Distributions of ADSs that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Consequently, these distributions will generally not give rise to foreign source income and you will generally not be eligible for a foreign tax credit for any PRC withholding tax imposed on these distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Passive Foreign Investment Company

Based on our financial statements and the composition of our income and assets and the valuation of our assets, we intend to take the position that we were not a PFIC for 2025 for United States federal income tax purposes, although there can be no assurances in this regard. Additionally, it is possible that we may be a PFIC in 2026 or future taxable years.

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

Additionally, we expect the activities of our cryptocurrency mining business and the activities of our data center business, to be treated as generating active income, rather than passive income, for relevant taxable years. The application of the PFIC rules to digital assets and cloud computing (and transactions related thereto) is subject to significant uncertainty. Among other things, the IRS has issued very limited guidance on the treatment of income from activities such as those conducted by our cryptocurrency mining business and of our data center business. Accordingly, the IRS or a court may disagree with our determinations, including with respect to treatment of the cryptocurrency mining business and of the data center business (and assets and transactions related thereto).

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

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes by PRC tax authorities and PRC tax were imposed on any gain and were eligible for benefits of the Treaty, and if you were eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, pursuant to the Foreign Tax Credit Regulations, unless you are eligible for and elect to claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations.

You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs, including the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-3, as amended (File No. 333-258329) in relation to our public offerings of ADSs, as well as pre-funded warrants, Series A warrants, Series B warrants and placement agent warrants to purchase ADSs, which was declared effective by the SEC on May 13, 2022. On June 27, 2022 and August 18, 2022, we completed our public offerings in which we sold an aggregate of 31,566,665 ADSs, as well as up to 75,701,663 ADSs underlying pre-funded warrants, Series A warrants, Series B warrants, placement agent warrants and HCW warrants to purchase ADSs. H.C. Wainwright & Co., LLC acted as placement agent in connection with the public offering completed on June 27, 2022. Revere Securities LLC acted as placement agent in connection with the public offering completed on August 18, 2022. On November 6, 2024, we filed another prospectus supplement to the accompanying base prospectus dated May 6, 2022, included in the registration statement on Form F-3, as amended (File No. 333-258329), in relation to our at-the-market offering of up to US$9,600,000, or up to 3,529,411 ADSs (assuming sales at an assumed offering price of US$2.72 per ADS), with H.C. Wainwright & Co., LLC acting as manager (sales agent or principal) in connection with the offering. During the year ended December 31, 2024, we sold an aggregate of 720,266 ADSs.

For the period from May 13, 2022, the date that the registration statement on Form F-3 (File No. 333-258329) was declared effective by the SEC, to December 31, 2022, we used approximately US$20.1 million of the net proceeds from our public offerings of ADSs and warrants to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunity. During the year ended December 31, 2023, we used approximately US$2.4 million of the net proceeds from our public offerings of ADSs and warrants to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunity. During the years ended December 31, 2024 and 2025, we did not make similar expenditures. During the year ended December 31, 2025, we did not make similar expenditures. As disclosed in the prospectus supplement dated November 6, 2024 to the accompanying base prospectus dated May 6, 2022, included in the registration statement on Form F-3 (File No. 333-258329), we still intend to use the remainder of the net proceeds from our public offerings of ADSs and warrants to invest in mining machines, build new data centers, expand our business operation, explore new business opportunities, and improve working capital position.

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No. 333-287337), which was declared effective by the SEC on May 30, 2025, in relation to our at-the-market offering of up to US$120,000,000, or up to 30,303,030 ADSs (assuming sales at an assumed offering price of US$3.96 per ADS). H.C. Wainwright & Co., LLC acted as placement agent in connection with the public offering completed. During the year ended December 31, 2025, we sold an aggregate of 1,885,306 ADSs for net proceeds of approximately US$10.6 million. As of the date of this annual report, so far in 2026 we have sold 564,773 ADSs for net proceeds of approximately US$0.6 million.

For the period from May 30, 2025, the date that the registration statement on Form F-3 (File No. 333-287337) was declared effective by the SEC, to December 31, 2025, we had not used any of the net proceeds from our public offering of ADSs. As disclosed in the prospectus supplement dated July 14, 2025 to the accompanying base prospectus dated May 30, 2025, included in the registration statement on Form F-3 (File No. 333-287337), we still intend to use the remainder of the net proceeds from our public offering of ADSs to invest in Solana treasury, build Solana ecosystem, expand our business operation, explore new business opportunities, and improve working capital position.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the report that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the report that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management concluded that internal control over financial reporting is effective as of December 31, 2025.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MaloneBailey, LLP, our independent registered public accounting firm, for the years ended December 31, 2024 and 2025.

	For the Years Ended December 31,
	2024	2025
	US$	US$

	(in thousands)
Audit fees(1)	608	616
Audit related fees(2)	—	—
Total	608	616
(1)	Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with regulatory filings. The above amounts include interim procedures and audit fees, as well as attendance at Board meetings.
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

(b) Please see our Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading, which has been filed as Exhibit 11.2 to this annual report.

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

The Board of Directors requires the Company’s management to report regularly, and at least annually on the implementation of information security matters, including the occurrence of any cybersecurity incidents as well as the process and results of handling them, the progress of major cybersecurity initiatives, and the overall status of the adjustment and implementation of cybersecurity strategies.

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

The Company requires employees to use approved public devices and secure office networks within the scope defined by the cybersecurity policy, and to utilize technical means provided by third-party security companies, updated in 2025, for 24/7 continuous monitoring, event resolution, and reporting to enhance the cybersecurity environment, including reducing cybersecurity attacks, threat monitoring, vulnerability remediation, and implementing security patches.

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
4.4

Securities Purchase Agreement dated July 12, 2021 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.5

Share Subscription Agreement between the Registrant and Loto Interactive Limited dated January 28, 2021 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.6

Share Exchange Agreement between the Registrant and Blockchain Alliance Technologies Holding Company dated February 16, 2021 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.7

Amendment to the Share Exchange Agreement between the Registrant and Blockchain Alliance Technologies Holding Company dated April 15, 2021 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.8

Registration Rights Agreement dated July 12, 2021 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-3 (File No. 333-258329), as amended, initially filed with the SEC on July 30, 2021)

4.9

Membership Interest Purchase Agreement entered into by and between the Registrant and Viking Data Centers LLC on September 22, 2021 (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F filed with the SEC on April 7, 2022)

4.10

Membership Interest Purchase Agreement entered into by and between the Registrant and Viking Data Centers LLC on October 18, 2021 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the SEC on April 7, 2022)

4.11

Share Sale and Purchase Agreement entered into by and between the Registrant and Manful Kingdom Limited on July 25, 2022 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the SEC on April 17, 2023)

4.12

Share Transfer Agreement entered into by and between Esport – Win Limited and BIT Mining Limited on December 28, 2023 (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F filed with the SEC on May 15, 2024)

4.13

Supplemental Agreement to Share Transfer Agreement entered into by and between Esport – Win Limited and BIT Mining Limited and Alliance International Technology Limited on January 9, 2024 (incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F filed with the SEC on May 15, 2024)

4.14	At The Market Offering Agreement (incorporated by reference to Exhibit 10.1 to our current report on Form 6-K furnished to the SEC on November 6, 2024)
4.15†

Share Transfer Agreement, dated December 3, 2024, by and between BIT Mining Limited and the Selling Shareholders named therein (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the SEC on April 29, 2025)

4.16†

Supplemental Agreement to the Share Transfer Agreement, dated December 3, 2024, by and between BIT Mining Limited and YOU Hongyan (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F filed with the SEC on April 29, 2025)

8.1*	List of the Registrant’s Subsidiaries
11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the SEC on April 29, 2025)
11.2*	Registrant’s Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of MaloneBailey, LLP
97.1	Incentive Compensation Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F filed with the SEC on May 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline Taxonomy Extension Scheme Document
101.CAL*	Inline Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline Taxonomy Extension Label Linkbase Document
101.PRE*	Inline Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report
**	Furnished with this annual report
†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOLAI LIMITED

	By:	/s/ Xianfeng Yang
Name: Xianfeng Yang
Title: Chief Executive Officer

Date: April 20, 2026

REPORT OF CONSOLIDATED FINANCIAL STATEMENTS

SOLAI LIMITED

December 31, 2023, 2024 and 2025

SOLAI LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SOLAI Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SOLAI Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Accounting for and Disclosure of Cryptocurrency Mining Revenue Recognized

As discussed in Note 2 to the consolidated financial statements, the Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. For cryptocurrency mining revenue, the Company provides hash calculation services to a mining pool and in exchange for providing such services, the Company is entitled to considerations in the form of cryptocurrencies from the mining pool, which is calculated based on a predetermined formula agreed by the Company and the mining pool operator as  part of the contract. The Company’s management has exercised significant judgments in their determination of how existing accounting guidance should be applied to the accounting for and disclosure of cryptocurrency mining revenue recognized.

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

The primary procedures we performed to address this critical audit matter included the following:

●	With the assistance of our Information Technology (“IT”) professionals, we identified the key system the Company used to monitor hashrate, tested the IT general controls and IT application controls over the system and validated the hashrate has been provided to the mining pool;
●	Performed observation of the facilities where the Company’s mining machines were located, which included an observation of the environment and mining machines observation procedures;
●	Evaluated management’s rationale for the application of ASC 606 to account for its cryptocurrency mining revenue, which included evaluating the contract between the Company and the mining pool operator;
●	Confirmed with the mining pool operator the significant contractual terms used in the determination of the cryptocurrency mining revenue earned by the Company, total mining rewards earned, and the cryptocurrencies wallet addresses in which the rewards are deposited;
●	Evaluated and tested management’s rationale and supporting documentation associated with the valuation of cryptocurrency awards earned, including evaluating the reasonableness of the cryptocurrency prices utilized by the Company to value cryptocurrency awards earned by obtaining independent cryptocurrency prices and comparing those to the prices used by the Company;
●	Compared the Company’s wallet records of cryptocurrency mining revenue received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from public blockchains;
●	Performed certain substantive analytical procedures to determine completeness and existence of cryptocurrencies earned by the Company as consideration for services rendered, including recalculating the cryptocurrency mining revenue recognized according to the formula prescribed in the contractual payout method using the hashrate provided to the mining pool and independently obtained blockchain inputs; and
●	Evaluated management’s disclosures of its cryptocurrency mining revenue in the financial statement footnotes.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2020.

Houston, Texas

April 20, 2026

SOLAI LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands U.S. dollars (“US$”), except for number of shares)

		As of December	As of December
	Notes	31, 2024	31, 2025
ASSETS
Current assets:
Cash and cash equivalents		1,810	1,420
Accounts receivable		1,845	2,760
Prepayments and other current assets	8	5,911	6,519
Cryptocurrency assets	7	9,581	6,978
Total current assets		19,147	17,677

Non-current assets:
Property and equipment, net	9	19,896	12,169
Intangible assets, net	10	11,084	5,862
Deposits		2,462	2,454
Long-term investments	6	3,557	3,404
Right-of-use assets	11	2,627	1,992
Long-term prepayments and other non-current assets	12	27,562	2,049
Total non-current assets		67,188	27,930

TOTAL ASSETS		86,335	45,607

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		25	566
Accrued payroll and welfare payable		306	317
Accrued expenses and other current liabilities	13	9,349	7,978
Operating lease liabilities - current	11	1,485	1,078
Income tax payable	15	71	80
Total current liabilities		11,236	10,019

The accompanying notes are an integral part of the consolidated financial statements.

SOLAI LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

		As of December	As of December
	Notes	31, 2024	31, 2025
Non-current liabilities:
Operating lease liabilities - non-current	11	1,063	860
Other non-current liabilities		7,256	—
Total non-current liabilities		8,319	860

TOTAL LIABILITIES		19,555	10,879

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 and 38,399,870,000 shares authorized as of December 31, 2024 and December 31, 2025, respectively; 1,595,399,890 and 1,867,853,490 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively	21	78	90
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2024 and December 31, 2025; 65,000 shares issued and outstanding as of December 31, 2024 and December 31, 2025.	21	—	—
Class A II preference shares, par value US$0.00005 per share; 0 and 65,000 shares authorized as of December 31, 2024 and December 31, 2025, respectively; 0 and 65,000 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively.	21	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2024 and December 31, 2025; 99 shares issued and outstanding as of December 31, 2024 and December 31, 2025	21	—	—
Additional paid-in capital	21	640,724	651,782
Treasury shares		(21,604)	(21,604)
Accumulated deficit and statutory reserve	14	(557,913)	(591,790)
Accumulated other comprehensive loss		(4,392)	(4,246)
Total SOLAI Limited shareholders’ equity		56,893	34,232
Non-controlling interests		9,887	496
Total shareholders’ equity		66,780	34,728

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		86,335	45,607

The accompanying notes are an integral part of the consolidated financial statements.

SOLAI LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands U.S. dollars (“US$”), except for number of shares and per share (or ADS) data)

		For the years ended December 31,
	Notes	2023	2024	2025
Revenues		43,101	32,922	23,000
Operating costs and expenses:
Cost of revenue		(40,055)	(29,937)	(33,789)
Sales and marketing expenses		(153)	(54)	(47)
General and administrative expenses		(18,465)	(13,709)	(18,251)
Service development expenses		(874)	(69)	—
Total operating costs and expenses		(59,547)	(43,769)	(52,087)
Other operating income		180	214	9,715
Other operating expenses		(13,642)	(613)	(3,035)
Net gain on disposal of cryptocurrency assets		7,074	—	—
Impairment of cryptocurrency assets	7	(2,359)	—	—
Changes in fair value of cryptocurrency assets		—	3,203	(4,356)
Impairment of property and equipment	9	—	—	(8,764)
Impairment of intangible assets		—	—	(1,405)
Gain on remeasurement of unfavorable contract		—	—	2,225
Changes in fair value of payables settled by cryptocurrency assets		—	37	7
Operating loss from continuing operations		(25,193)	(8,006)	(34,700)
Other income, net		691	627	54
Interest income		242	56	146
Loss from equity method investments	6	(295)	(20)	(1)
Impairment of long-term investments	6	(1,408)	(132)	—
Gain from disposal of long-term investments		614	—	—
Gain from short-term investments		—	156	—
Changes in fair value of derivative instruments		(35)	311	21
Loss before income tax from continuing operations		(25,384)	(7,008)	(34,480)
Income tax benefits	15	—	—	—
Net loss from continuing operations		(25,384)	(7,008)	(34,480)
(Loss) income from discontinued operations, net of applicable income taxes	5	(3,326)	240	—
Gain on disposal of discontinued operations, net of applicable income taxes	5	—	18,687	—
Net (loss) income from discontinued operations, net of applicable income taxes	5	(3,326)	18,927	—
Net (loss) income		(28,710)	11,919	(34,480)
Less: Net loss attributable to non-controlling interests		—	(154)	(603)
Net (loss) income attributable to SOLAI Limited		(28,710)	12,073	(33,877)
Net loss attributable to SOLAI Limited from continuing operations		(25,384)	(6,854)	(33,877)
Net (loss) income attributable to SOLAI Limited from discontinued operations		(3,326)	18,927	—
Other comprehensive loss:
Foreign currency translation (loss) income		(316)	(116)	146
Other comprehensive (loss) income, net of tax		(316)	(116)	146
Comprehensive (loss) income		(29,026)	11,803	(34,334)
Less: Comprehensive loss attributable to non-controlling interests		—	(154)	(603)
Comprehensive (loss) income attributable to SOLAI Limited		(29,026)	11,957	(33,731)

(Losses) earnings per share attributable to SOLAI Limited-Basic and Diluted:	20
Net loss from continuing operations		(0.03)	(0.01)	(0.02)
Net (loss) income from discontinued operations		(0.00)	0.02	—
Net (loss) income		(0.03)	0.01	(0.02)
(Losses) earnings per American Depositary Share (“ADS*”) attributable to SOLAI Limited-Basic and Diluted:	20
Net loss from continuing operations		(2.30)	(0.58)	(1.96)
Net (loss) income from discontinued operations		(0.30)	1.61	—
Net (loss) income		(2.60)	1.03	(1.96)
Weighted average number of Class A and Class B ordinary shares outstanding:	20
Basic		1,102,373,814	1,171,663,430	1,727,119,228
Diluted		1,102,373,814	1,171,663,430	1,727,119,228

The accompanying notes are an integral part of the consolidated financial statements.

*    American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

SOLAI LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands U.S. dollars (“US$”))

	For the years ended December 31,
	2023	2024	2025
Cash flow from operating activities
Net (loss) income	(28,710)	11,919	(34,480)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Amortization of right-of-use assets	1,449	1,680	1,844
Depreciation of property and equipment	9,858	10,149	12,314
Amortization of intangible assets	1,258	1,388	3,878
Share-based compensation	1,030	1,214	851
Loss (gain) on disposal of property and equipment	3	(51)	11
Impairment of long-term investments	1,408	132	—
Impairment of cryptocurrency assets	5,245	—	—
Impairment of property and equipment	—	—	8,764
Impairment of intangible assets	—	—	1,405
Other operating income from unfavorable contract	—	—	(5,407)
Gain on remeasurement of unfavorable contract	—	—	(2,225)
Changes in fair value of derivative instruments	35	(311)	(21)
Changes in fair value of cryptocurrency assets	—	(2,932)	4,356
Changes in fair value of payables settled by cryptocurrency assets	—	(37)	(7)
Loss of cryptocurrencies	—	—	1,266
Provision for credit losses	4,798	—	—
Write-off of prepayments	—	604	1,700
Loss from equity method investments	296	20	1
Gain on disposal of discontinued operations	—	(18,687)	—
Gain from short-term investments	—	(156)	—
Net gain on disposal of cryptocurrency assets	(6,214)	—	—
Gain from disposal of long-term investments	(614)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,591)	1,280	(915)
Prepayments and other current assets	1,225	1,303	(3,932)
Cryptocurrency assets	(38,040)	(28,699)	(18,099)
Long-term prepayments and other non-current assets	(831)	1,692	—
Deposits	(79)	—	—
Operating lease liabilities	(1,572)	(1,705)	(1,819)
Accounts payable	625	(1,523)	541
Accrued expenses and other current liabilities	23,295	(10,663)	(527)
Accrued payroll and welfare payable	(290)	(130)	11
Other non-current liabilities	—	775	3,552
Income tax payable	3	(5)	9
Net cash used in operating activities	(28,413)	(32,743)	(26,929)

Cash flows from investing activities
Cash paid for property and equipment	(1,428)	(1,175)	(220)
Proceeds from the disposal of subsidiaries, net of cash disposed	—	(372)	—
Cash received from return of short-term investments	2,360	—	—
Cash received for asset acquisition, net of cash paid	—	46	—
Cash received from return of long-term investments	363	123	228
Cash received from disposal of cryptocurrency assets	36,753	33,663	25,386
Cryptocurrencies purchased using fiat currency	(14,237)	(2,258)	(9,477)
Proceeds from disposal of property and equipment	20	237	14
Proceeds from disposal of long-term investments	2,333	—	—
Loans provided to third parties	—	(1,411)	(21)
Net cash provided by investing activities	26,164	28,853	15,910

The accompanying notes are an integral part of the consolidated financial statements.

SOLAI LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Amounts in thousands U.S. dollars (“US$”))

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from financing activities
Proceeds from the exercise of warrants	—	30	—
Proceeds from issuance of ordinary shares under At-The-Market offering	—	2,338	10,629
Proceeds from issuance of Class A II preference shares	—	—	65
Net cash provided by financing activities	—	2,368	10,694
Effect of exchange rate changes on cash and cash equivalents	(48)	55	(65)
Net decrease in cash and cash equivalents	(2,297)	(1,467)	(390)
Cash and cash equivalents at beginning of the year	5,574	3,277	1,810
Cash and cash equivalents at end of the year	3,277	1,810	1,420

Supplemental disclosures of cash flow information:
Income tax paid	—	—	—
Interest received	242	2	146

NON-CASH TRANSACTIONS:
Operating lease right-of-use asset obtained in exchange for operating lease liability	1,587	34	1,209
Payment of expense and non-current assets in the form of cryptocurrencies	13,810	148	—
Proceeds from disposal of property and equipment in the form of cryptocurrencies	—	42	—
Cryptocurrencies paid to purchase mining machines	—	2,750	—
Ordinary shares issued and issuable in connection with business combination and asset acquisition	—	15,329	2
Deposits received from customers of mining data center in the form of cryptocurrencies	—	442	815
Deposits refund to customers of mining data center in the form of cryptocurrencies	71	1,194	—
Cryptocurrencies collected from short-term investments	—	5,506	—
Cryptocurrencies paid to short-term investments	—	5,350	—
Cryptocurrencies collected from disposal of discontinued operation	—	1,000	1,000
Receivables from disposal and return of long-term investments	—	303	—
Cryptocurrencies collected from derivative contracts	7,195	23,109	8,115
Cryptocurrencies paid to derivative contracts	8,560	22,265	7,639
Cumulative effect upon adoption of ASU 2023-08	—	893	—
Reallocation of equity interest in subsidiary	—	—	9,263
Cryptocurrencies received from disposal of long-term investment	—	—	190
Property, plant and equipment transferred from long-term prepayment	4,232	8	15,587

The accompanying notes are an integral part of the consolidated financial statements.

SOLAI LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of U.S. dollars (“US$”) except for number of shares)

	SOLAI Limited shareholders
	Number of	Number of	Number of	Number of					Accumulated
	Class A	Class A	Class A II	Class B			Additional		other	Accumulated		Total
	ordinary	preference	preference	ordinary	Ordinary	Preference	paid-in	Treasury	comprehensive	deficit and	Non-controlling	shareholders’
	shares	shares	shares	shares	shares	shares	capital	shares	loss	statutory reserve	interests	equity
Balance as of December 31, 2022	1,063,813,210	65,000	—	99	54	—	620,807	(21,604)	(3,960)	(542,169)	—	53,128
Net loss for the year	—	—	—	—	—	—	—	—	—	(28,710)	—	(28,710)
Foreign currency translation loss	—	—	—	—	—	—	—	—	(316)	—	—	(316)
Share-based compensation	47,419,000	—	—	—	—	—	1,030	—	—	—	—	1,030
Balance as of December 31, 2023	1,111,232,210	65,000	—	99	54	—	621,837	(21,604)	(4,276)	(570,879)	—	25,132
Cumulative effect upon adoption of ASU 2023-08, net of tax	—	—	—	—	—	—	—	—	—	893	—	893
Net income for the year	—	—	—	—	—	—	—	—	—	12,073	(154)	11,919
Foreign currency translation loss	—	—	—	—	—	—	—	—	(116)	—	—	(116)
Share-based compensation	40,318,000	—	—	—	2	—	1,143	—	—	—	—	1,145
Issuance of ordinary shares as incentive shares	2,291,280	—	—	—	—	—	69	—	—	—	—	69
Issuance of ordinary shares from exercise of Series B warrants	500,000	—	—	—	—	—	30	—	—	—	—	30
Issuance of ordinary shares under At-The-Market offering	72,026,600	—	—	—	4	—	2,334	—	—	—	—	2,338
Issuance of ordinary shares for asset acquisition	369,031,800	—	—	—	18	—	15,311	—	—	—	—	15,329
Non-controlling interests arising from acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	10,041	10,041
Balance as of December 31, 2024	1,595,399,890	65,000	—	99	78	—	640,724	(21,604)	(4,392)	(557,913)	9,887	66,780
Net loss for the year	—	—	—	—	—	—	—	—	—	(33,877)	(603)	(34,480)
Foreign currency translation loss	—	—	—	—	—	—	—	—	146	—	—	146
Share-based compensation	38,644,400	—	—	—	1	—	850	—	—	—	—	851
Issuance of ordinary shares under At-The-Market offering	188,530,600	—	—	—	9	—	10,620	—	—	—	—	10,629
Issuance of ordinary shares for asset acquisition	45,278,600	—	—	—	2	—	(2)	—	—	—	—	—
Reallocation of equity interest	—	—	—	—	—	—	(475)	—	—	—	(8,788)	(9,263)
Issuance of Class A II preference shares for cash	—	—	65,000	—	—	—	65	—	—	—	—	65
Balance as of December 31, 2025	1,867,853,490	65,000	65,000	99	90	—	651,782	(21,604)	(4,246)	(591,790)	496	34,728

The accompanying notes are an integral part of the consolidated financial statements.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION

SOLAI Limited (the “Company” or the “Group”) was incorporated under the laws of the Cayman Islands on April 20, 2007 under the original name of “Fine Success Limited”, which was changed to “500wan.com” on May 9, 2011, changed to “500.com Limited” on October 9, 2013, and changed to “BIT Mining Limited” on April 20, 2021. The Company changed to the new name of “SOLAI Limited” and the new ticker symbol “SLAI” effective October 20, 2025.

The Company has completed the transformation of its business and become an enterprise that primarily engages in cryptocurrency mining, data center operation and mining pool operation in 2021, and further disposed of its mining pool business in January 2024.

On April 15, 2021, the Company completed the acquisition of the entire mining pool business of Blockchain Technologies Holding Company operated under BTC.com (renamed as “Cloverpool” after its disposition in January 2024), including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses” or “mining pool business”). On December 28, 2023, the Company entered into an agreement with Esport-Win Limited, a Hong Kong limited liability company, to sell its entire mining pool business operated under BTC.com for a total consideration of US$5,000. The disposal of the mining pool business represents a strategic shift and has a major effect on the Company’s results of operations. Accordingly, the Company’s consolidated financial statements for the year ended December 31, 2024 and 2023 have been classified to reflect the mining pool business as discontinued operations. The transaction was closed in February 2024 and, for accounting purposes, the mining pool business was deemed to be disposed of on January 31, 2024 when the Company relinquished control. Refer to Note 4.

On December 9, 2024, the Company completed the first closing of the acquisition of Guanghan Data Center Co., Ltd., which had 51% equity interest in Alpha Data Center Plc. (“Alpha”) and intended to operate a cryptocurrency mining data center in Ethiopia (the “Ethiopia data center”). The Ethiopia data center has a total planned power capacity up to 100 megawatts. The subsequent closing of the acquisition was consummated in July 2025.

On December 30, 2025, the Company entered into an agreement with the non-controlling shareholder (“NCI shareholder”) of Alpha that both parties agreed to reallocate 44% equity interest from the NCI shareholder to the Company by the Company transferring certain assets that represent 45 megawatts of total planned power capacity and 49% of total mining machines owned by Alpha to the NCI shareholder. After completion of the transaction, the total power capacity of the Ethiopia data center changed to 55 megawatts and the NCI shareholder had 5% equity interest in Alpha. Refer to Note 5.

As of December 31, 2025, the Company has subsidiaries incorporated in countries and jurisdictions including British Virgin Islands, Cayman Islands, Hong Kong, the United States of America (“USA”), Canada, mainland China, Malta, Cyprus, Curacao and Ethiopia.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

1.    ORGANIZATION (continued)

As of December 31, 2025, the Company’s major subsidiaries are listed below:

			Percentage
			of ownership
		Place of	by the
Entity	Date of establishment	establishment	Company	Principal activities

Subsidiaries
Fine Brand Limited (“BVI”)	February 9, 2011	British Virgin Islands	100%	Investment Holding
BT Mining Limited (BT Mining)	April 19, 2021	Cayman Islands	100%	Investment Holding
500wan HK Limited (“500wan HK”)	March 8, 2011	Hong Kong	100%	Investment Holding
Bee Computing (HK) Limited (“Bee Computing”)	May 17,2016	Hong Kong	100%	Miner Manufacturing
Dolai LLC (“Dolai”)	August 21,2025	USA	100%	Payment Service
Echo AI Games PLC (“Echo”)	April 15, 2025	USA	100%	AI Platform Service
E-Sun Sky Computer (Shenzhen) Co., Ltd. (“E-Sun Sky Computer”)	June 18, 2007	Mainland China	100%	Technology Service
Star Light Inc. (“Star Light”)	January 29, 2021	Cayman Islands	100%	Investment Holding
Guanghan Data Center Co., Ltd. (“Guanghan”)	November 19, 2024	British Virgin Islands	100%	Data Center Service
Alpha Data Center PLC (“Alpha”)	July 21, 2022	Ethiopia	95%	Data Center Service
Summit Bend US Corporation (“Summit Bend”)	September 22, 2021	USA	100%	Investment Holding
Star Light Ohio I Corporation (“Ohio I”)	September 23, 2021	USA	100%	Cryptocurrency Mining
Star Light Ohio II Corporation (“Ohio II”)	September 23, 2021	USA	100%	Investment Holding
Asgard Data Centers LLC (“Asgard”)	September 16, 2021	USA	100%	Data Center Service
Alliance International Technologies Limited (“Alliance International Technologies”)**	March 11, 2020	British Virgin Islands	100%	Cryptocurrency Mining
1324492 B.C. Ltd	September 16, 2021	Canada	100%	Investment Holding
The Multi Group Ltd (“The Multi Group” or “TMG”)	June 26, 2015	Malta	100%	Investment Holding
Multi Warehouse Ltd*	December 3, 2014	Malta	100%	Online Gaming
Multi Brand Gaming Ltd*	October 3, 2014	Malta	100%	Online Gaming
Multilotto UK Ltd*	September1, 2016	Malta	100%	Online Gaming
Lotto Warehouse Ltd*	September1, 2016	Malta	100%	Online Gaming
Wasp Media Ltd*	August 12, 2016	Malta	100%	Online Gaming
Round Spot Services Ltd*	May 6, 2015	Cyprus	100%	Online Gaming
Multi Pay N.V.*	August 25, 2011	Curacao	100%	Online Gaming
Oddson Europe Ltd*	January10, 2018	Malta	100%	Online Gaming

*A subsidiary of the Multi Group

**	Alliance International Technologies is the holding company of the mining pool business prior to the disposition in January 2024 and is also engaged in cryptocurrency mining operation.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses, useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, valuation of cryptocurrencies, realization of deferred tax assets, uncertain income tax positions, share-based compensation, valuation of derivative instruments, implicit interest rate of operating lease, accrual for contingencies, valuation of intangible asset and unfavorable contract. Actual results could materially differ from those estimates.

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

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation and change in reporting currency

The functional currency of the Company, BVI, 500wan HK, Bee Computing, Alliance International Technologies, Skill Esport, Summit Bend, Ohio I, Ohio II, Asgard, Guanghan, Alpha, Dolai, Echo and its discontinued operation Hong Kong Sunstar Technology Co., Limited (“Sunstar Technology”) is the US$. The functional currency of the Multi Group and its subsidiaries is EUR. E-Sun Sky Computer and the Company’s discontinued operations Beijing Guixinyanghang Technology Limited (“Guixinyanghang”) and Shenzhen Chuangyinghuanyu Network Technology Limited (“Chuangyinghuanyu Technology”) determined their functional currencies to be RMB, which is their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”. The Group uses the monthly average exchange rate for the year and the spot exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive (loss) income as a component of shareholders’ equity.

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

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations, asset acquisitions and non-controlling interests (continued)

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

Short-term investment

Short-term investment the Group entered into during 2022 and fully redeemed in 2023 represented fixed coupon notes with original maturities of greater than three months but less than a year. The Group’s short-term investments purchased in 2024 consist of debt securities classified as available-for-sale. The Group’s available-for-sale securities are measured at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss, and realized gains or losses recorded as gain from short-term investments in the consolidated statements of comprehensive (loss) income. The Group had no short-term investment outstanding as of December 31, 2024 and 2025.

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

Effective January 1, 2024, the Group adopted ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”) using a modified retrospective approach, which requires cryptocurrency assets to be measured at fair value each reporting period with changes in fair value recorded in net income or loss. Upon adoption, the Group recognized a fair value adjustment on cryptocurrency assets from continuing operations and discontinued operations of US$854 and US$39, respectively, for a combined cumulative-effect adjustment of US$893 increase in retained earnings.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cryptocurrency assets (continued)

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

SOLAI LIMITED

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

Category	Estimated Useful Life
Computer software	3-10 years
Internet domain name	10 years
Licensing agreement	Agreement term
Intangible assets arising from business combination and asset acquisitions
Licenses and brand name	10 years
Internet domain name and brand name	10 years
Strategic contracts	3-5 years
Unpatented technology	3 years

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

The Group recorded an impairment loss of US$1,405 for intangible assets of Alpha for the year ended December 31, 2025. There was no such impairment for the years ended December 31, 2023 and 2024.

The Group recorded an impairment loss of US$8,764 for the mining machines in Ethiopia and the USA for the year ended December 31, 2025. There was no such impairment for the years ended December 31, 2023 and 2024.

Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value and equity method investments.

SOLAI LIMITED

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

According to the above testing, impairment loss of US$1,408, US$132 and nil for the long-term investments was recognized during the years ended December 31, 2023, 2024 and 2025, respectively.

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

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative contracts (continued)

From October 2023 to July 2025, the Group entered into several accumulator agreements with a third party with terms ranging from one to twelve months, subject to early termination. The agreements established a barrier price and a forward strike price on future Ethereum, Bitcoin or Solana prices, and Group would receive certain Ethereum, Bitcoins or Solana over the terms at the prices specified in the agreements. From February 2024 to July 2025, the Group also entered into several decumulator agreements with the same third party mentioned above with terms ranging from three to six months, subject to early termination. The agreements established a barrier price and a forward strike price on future Litecoin, Ethereum or Bitcoin prices, and Group would pay out certain Litecoins, Ethereum or Bitcoins over the terms at the prices specified in the agreements. The agreements are accounted for as derivative instruments and recorded at fair value.

The derivative contracts are valued by the issuer of the instruments using pricing models whose inputs are calibrated from observable market data, mainly quoted Litecoin, Ethereum or Bitcoin prices, and do not involve material subjectivity. Such valuations are classified within level 2 of the fair value hierarchy.

As of December 31, 2024 and 2025, the Group recognized derivative asset of US$859 and US$404, respectively, which were included in prepayment and other current assets in the consolidated balance sheets. For the years ended December 31, 2023, 2024 and 2025, the Group recognized changes in fair value of derivative instruments of a loss of US$35, a gain of US$311 and a gain of US$21, respectively, in the consolidated statements of comprehensive (loss) income.

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

SOLAI LIMITED

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

SOLAI LIMITED

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

SOLAI LIMITED

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

Contract balances

The Group does not have any contract assets. The Group’s contract liabilities include advance from customers, which is recorded when consideration is received from a customer prior to providing services to the customer under the terms of a contract. As of December 31, 2024 and 2025, the Group recorded advance from customers balance of US$1,218 and US$1,197 respectively, which was included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets.

Refer to Note 23 regarding the discussion of the Group’s disaggregate revenue data.

Cost of services

Cost of data center services

The cost of data center services, which consist primarily of direct production costs related to data center service, including the direct service charges for operations. The amounts were US$21,834, US$16,877 and US$23,697 for the years ended December 31, 2023, 2024 and 2025, respectively. These costs are expensed as incurred.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of cryptocurrency mining

The cost of cryptocurrency mining, which consist primarily of direct costs related to cryptocurrency mining machines, including the server leasing and maintenance charges. The amounts before inter-segment elimination were US$19,216, US$14,263 and US$7,587 for the years ended December 31, 2023, 2024 and 2025, respectively. The amounts after inter-segment elimination were US$7,273, US$1,705 and US$19 for the years ended December 31, 2023, 2024 and 2025, respectively. These costs are expensed as incurred.

Depreciation fees

Depreciation fees, which consist primarily of depreciation of machinery and equipment related to cryptocurrency mining and data center services, were US$9,737, US$9,973 and US$9,367 for the years ended December 31, 2023, 2024 and 2025, respectively. These costs are recorded in consolidated statements of comprehensive (loss) income on a straight-line basis over the useful life of the machinery and equipment.

Amortization fees

Amortization fees, which consist primarily of amortization of intangible assets arising from business combinations and asset acquisitions, were, US$1,211 US$1,382 and US$706 for the years ended December 31, 2023, 2024 and 2025, respectively. These costs are recorded in consolidated statements of comprehensive (loss) income on a straight-line basis over the useful life of the intangible assets.

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

SOLAI LIMITED

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

The Group does not have finance lease arrangements as of December 31, 2024 and 2025. All right-of-use assets are reviewed for impairment. No impairment on the right-of-use lease assets was recorded during the years ended December 31, 2023, 2024 and 2025.

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

SOLAI LIMITED

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

SOLAI LIMITED

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

Recent accounting pronouncements

New accounting standards which have been adopted

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for fiscal years beginning after December 15, 2024, on a prospective basis. The Company adopted ASU 2023-09 for the year ended December 31, 2025. The information is disclosed in Note 15.

In March 2025, the FASB issued ASU 2025-02, Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”). This update revises the SEC paragraphs in the Codification, primarily within Liabilities (Topic 405), to align with the SEC staff’s issuance of SAB 122, which rescinds SAB 121 related to safeguarding obligations for crypto-asset platforms. The update does not create new GAAP requirements but removes obsolete SEC guidance superseded by SAB 122. ASU 2025-02 is effective for annual reporting periods beginning after December 15, 2024, with retrospective application required. As the Group operates as a cryptocurrency mining entity and does not provide custodial services or safeguard cryptocurrency assets for others, this new guidance does not directly impact its financial statements.

New accounting standards which have not yet been adopted

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public companies to disclose additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis (“ASU 2024-03”). ASU No. 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 simplifies credit loss calculations and permits the election of a practical expedient to assume that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating credit losses on current accounts receivable and current contract assets under ASC 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is evaluating the impact the updated guidance will have on the Company’s consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period (“ASU 2025-11”). ASU 2025-11 is effective for public business entities for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

3.    CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents. As of December 31, 2025, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the mainland China, Hong Kong, Ethiopia and United States, which management believes are of high credit quality.

Concentration of customers

For the years ended December 31, 2023, 2024 and 2025, the customers accounted for 10% or more of the Group’s revenues generated from continuing operations were as follows:

	For the years ended December 31,
	2023		2024		2025
A	14.4%		*	%	* %
B	11.5%		13.1%		16.3%
C	*	%	16.2%		* %
D	*	%	*	%	16.6%
E	*	%	*	%	22.8%

As of December 31, 2024 and 2025, the customers accounted for 10% or more of the Group’s accounts receivable generated from continuing operations were as follows:

	As of		As of
	December 31,		December 31,
	2024		2025
A	29.4%		* %
B	*	%	11.8%
C	19.3%		15.2%
D	28.9%		* %
E	*	%	10.1%
F	*	%	57.4%

Concentration of suppliers

For the years ended December 31, 2023, 2024 and 2025, the suppliers accounted for 10% or more of the Group’s costs generated from continuing operations were as follows:

	For the years ended December 31,
	2023	2024	2025
A	54.0%	48.0%	56.9%

As of December 31, 2024 and 2025, the suppliers accounted for 10% or more of the Group’s accounts payable generated from continuing operations were as follows:

	As of		As of
	December 31,		December 31,
	2024		2025
A	100.0%		*	%
B	*	%	100.0%

*Less than 10%

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS

Disposition of mining pool business

On December 28, 2023, the Group entered into an agreement with Esport-Win Limited, a Hong Kong limited liability company, to sell its entire mining pool business for a total consideration of US$5,000, with payment arrangement of US$3,000 as the initial payment, US$1,000 as the second payment in October 2024 and US$1,000 as the last payment in October 2025.

While the closing of the transaction occurred on February 29, 2024, for accounting purposes the mining pool business was deemed to be disposed of on January 31, 2024 when the Group relinquished control and received the first payment of the consideration by retaining 71.37 bitcoins of the mining pool business for compliance and safety purposes when transferring the mining pool business to the buyer. The retained bitcoins have a fair value of US$3,000 as determined using US$42 per bitcoin, which was published by Coinbase.com on January 29, 2024 at UTC 0:00. In October 2024, the Group received the second payment of US$1,000 in the form of 1,000,000 USDT.

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

SOLAI LIMITED

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
**

For presentation purpose, property and equipment, net and intangible assets, net as of December 31, 2023 have been classified as current assets of discontinued operations in the consolidated balance sheets as the disposition occurred in January 2024.

Cash flows in respect of the disposal were as follows:

For the year ended December 31,
2024
US$
Cash and cash equivalent deconsolidated	372
Proceeds from the disposal of subsidiaries	—
Proceeds from the disposal of subsidiaries, net of cash disposed	(372)

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

4.    DISCONTINUED OPERATIONS (continued)

Disposition of mining pool business (continued)

The operating results from discontinued operations of the mining pool business included in the Group’s consolidated statements of comprehensive (loss) income were as follows for the years ended December 31, 2023 and 2024:

	For the years ended December 31,
	2023	2024
Major classes of line items constituting pre-tax profit of discontinued operations

Revenues	296,942	30,340
Cost of revenue	(295,468)	(30,083)
Sales and marketing expenses	(354)	(30)
General and administrative expenses	(417)	(57)
Service development expenses	(353)	(72)
Other operating income	70	413
Net loss on disposal of cryptocurrency assets	(860)	—
Impairment of cryptocurrency assets	(2,886)	—
Changes in fair value of cryptocurrency assets	—	(271)
(Loss) income before income tax from discontinued operations	(3,326)	240
Income tax expense	—	—
Net (loss) income from discontinued operations, net of applicable income taxes	(3,326)	240

The condensed cash flows of the mining pool business were as follows for the years ended December 31, 2023, and 2024:

	For the years ended December 31,
	2023	2024
	US$	US$
Net cash used in operating activities	(227)	(414)
Net cash provided by (used in) investing activities	(413)	303
Net cash provided by financing activities	481	—

Effect of foreign rate exchange on cash	115	78
Net decrease in cash and cash equivalents	(44)	(33)

The following table provides a reconciliation of cash and cash equivalents reported within the consolidated balance sheets that sum to the total of such amounts shown in the consolidated statements of cash flows.

	As of	As of
	December 31,	December 31,
	2023	2024
	US$	US$
Cash, cash equivalents – consolidated balance sheets	3,244	1,810
Cash, cash equivalents, discontinued operations	33	—
Cash, cash equivalents – consolidated statements of cash flows	3,277	1,810

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    ASSET ACQUISITION AND REALLOCATION OF EQUITY INTEREST

Acquisition of Guanghan Data Center Co., Ltd.

On December 3, 2024, the Company entered into a share transfer agreement with two individuals (collectively, the “seller”) to acquire Guanghan Data Center Co., Ltd. (“Guanghan”), which held 51% equity interest in Alpha. Alpha is an Ethiopian company that owned certain mining machines and intended to operate a cryptocurrency mining data center in Ethiopia with total planned power capacity up to 100 megawatts. On December 9, 2024, the Company completed the first closing of the acquisition and obtained control of Guanghan and Alpha. Pursuant to the agreement, the Company made payment of US$2,265 in the form of 2,265,000 USDT and issued an aggregate of 369,031,800 Class A ordinary shares to the sellers. The subsequent closing of the acquisition was consummated on July 14, 2025 by issuing an additional 45,278,600 Class A ordinary shares when construction of 55 megawatts of the data center was completed. The Company also agreed to grant the seller an exclusive usage right to 16,628 units of mining machines, which accounted for 51% of total mining machines owned by Alpha, for the first two years after the acquisition. To make the 49% noncontrolling shareholder whole, on the same day, Alpha entered into an agreement to grant its 49% noncontrolling shareholder a usage right to remaining mining machines owned by Alpha with no consideration for the first two years after the acquisition. Effectively, Alpha has granted free usage rights of all mining machines to its shareholders respectively and the usage right, with the term being unfavorable as compared to the market term, was recorded as an unfavorable contract in Alpha’s book. The unfavorable contract between Alpha and the Company was considered effectively settled upon acquisition and was included in the total purchase consideration as the Company granted the usage right to the seller. The transaction was accounted for as an asset acquisition as Guanghan did not meet the definition of a business upon acquisition.

The following table presents the calculation of the purchase consideration of the acquisition dated December 9, 2024.

Amount
US$
Fair value of 369,031,800 Class A ordinary shares at first closing on December 9, 2024	13,654
Fair value of 45,278,600 Class A ordinary shares at subsequent closing	1,675
Fair value of 2,265,000 USDT	2,265
Effective settlement of unfavorable contract	6,063
Total purchase consideration	23,657

As of the acquisition date, the Group identified an unfavorable contract of US$11,888, of which US$6,063 was considered effectively settled upon acquisition and was included in the total purchase consideration as a deferred consideration. The remaining amount of US$5,825 was included in the net assets acquired. The liabilities would be amortized on a straight-line basis over the two years. US$5,407 of the US$11,888 was recorded in accrued expenses and other current liabilities and US$6,481 was recorded in other non-current liabilities.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

5.    ASSET ACQUISITION AND REALLOCATION OF EQUITY INTEREST (continued)

Acquisition of Guanghan Data Center Co., Ltd. (continued)

The following is a summary of the estimated fair value of the net assets acquired as of the acquisition date.

	Amount	Amortization Months
	US$
Current assets	201	—
Acquired intangible assets	10,451	41
Property and equipment	3,623	—
Long-term prepayments and other non-current assets	25,300	—
Total identifiable assets acquired	39,575	—
Unfavorable contract	(5,825)	24
Other current liabilities	(52)	—
Total identifiable liabilities assumed	(5,877)	—
Net identifiable assets acquired	33,698	—
Non-controlling interests	(10,041)	—
Total purchase consideration	23,657	—

The acquired intangible asset was the strategic contract entered into with an Ethiopian electricity provider that it will provide power supply for the Ethiopia data center with favorable prices until April 2028.

Reallocation of equity interest

In the fourth quarter of 2025, Alpha decided to not continue the construction of the remaining 45 megawatts of the data center. On December 30, 2025, the Group entered into an Equity and Asset Adjustment Arrangement with the NCI shareholder that both parties agreed to reallocate 44% equity interest from the NCI shareholder to the Company by the Company transferring certain assets that represent 45 megawatts of total planned power capacity and 49% of total mining machines owned by Alpha to the NCI shareholder. After completion of the transaction, the total power capacity of the Ethiopia data center reduced to 55 megawatts and the NCI shareholder had 5% equity interest in Alpha.

The following table summarizes the assets and liability transferred:

Amount
US$
Property and equipment	2,611
Long-term prepayments and other non-current assets	9,828
Unfavorable contract	(3,176)
Total	9,263

Net book value of the non-controlling interest reallocated was approximately US$8,788 and the difference between the assets and liability transferred and net book value of the non-controlling interest reallocated was recognized in additional paid-in capital.

In connection with the change in construction plan, the remaining portion of the unfavorable contract and intangible asset recognized from the acquisition have been remeasured based on the adjusted total power capacity. During the year ended December 31, 2025, the Group recognized gain of US$2,225 and impairment loss of US$1,405 from the remeasurement of the remaining portion of the unfavorable contract and intangible assets, respectively. With the assistance of a third-party valuation specialist, the Group used the income approach with the discounted cash flow valuation method to estimate the fair value of the unfavorable contract and intangible asset, and recognized the corresponding measurement gain and impairment loss for the amounts by which the carrying value of the unfavorable contract and intangible asset differ from their fair values.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

6.    INVESTMENTS

Long-term Investments

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$
Carrying amount of equity investments without readily determinable fair value	3,053	2,926
Carrying amount of equity method investments	504	478
Carrying amount of long-term investments	3,557	3,404

Equity investments without readily determinable fair value

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the Group’s equity investments measured using the measurement alternative was US$8,678, net of US$5,625 and US$8,612, net of US$5,686 in accumulated impairment as of December 31, 2024 and 2025, respectively. The Group recognized an impairment of US$1,408, US$132 and nil included in the net loss for the years ended December 31, 2023, 2024 and 2025, respectively. Impairment charges for the year ended December 31, 2023 consisted of impairment on equity investment in Beijing Weisaishidai Sports Technology Co., Ltd of US$1,408. Impairment charges for the year ended December 31, 2024 consisted of impairment on equity investment in Beijing Dark Horse Venture Capital Center. L.P of US$132.

Equity method investments

Investments were classified as equity method investments as the Group has significant influence over the entities. The net operating loss from equity method investments from continuing operations recognized for the years ended December 31, 2023, 2024 and 2025 were US$295, US$20, and US$1, respectively.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

7.    CRYPTOCURRENCY ASSETS

The amounts represented the cryptocurrencies held by the Group as of December 31, 2024 and 2025. The movement of cryptocurrencies was as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Beginning balance	5,612	7,625	9,581
Cumulative effect upon adoption of ASU 2023-08	—	854	—
Cryptocurrencies mined from mining business	21,601	17,092	6,670
Deposits received from customers of mining data center	—	442	815
Deposits returned to customers of mining data center	(71)	(1,194)	—
Payment of service expense and long-lived assets	(13,810)	(148)	(1,746)
Disposal of cryptocurrency assets*	(31,601)	(32,995)	(25,386)
Utility fee received from customers of mining data center	13,901	11,480	11,565
Cryptocurrencies purchased using fiat currency	13,381	2,258	9,477
Cryptocurrencies collected from derivative contracts	9,500	23,109	8,115
Cryptocurrencies paid to derivative contracts	(8,560)	(22,265)	(7,639)
Changes in fair value of cryptocurrency assets	—	3,203	(4,356)
Changes in fair value of payables settled by cryptocurrency assets	—	37	7
Cryptocurrencies collected from short-term investments**	—	5,506	—
Cryptocurrencies paid to short-term investments**	—	(5,350)	—
Cryptocurrency transferred from discontinued operation to continuing operations	—	3,064	—
Cryptocurrencies received in connection with the disposal of discontinued operation	—	1,000	1,000
Cryptocurrencies paid in connection with asset acquisition	—	(2,265)	—
Cryptocurrencies received from disposal of property and equipment	—	42	—
Impairment of cryptocurrency assets	(2,359)	—	—
Advances received from customer for hash calculation rental services	—	1,057	—
Cryptocurrencies paid to purchase mining machines	—	(2,752)	—
Cryptocurrencies paid to settle hosting arrangement	—	(229)	(136)
Cryptocurrencies received from disposal of long-term investment	—	—	190
Cryptocurrency loss from online scam	—	—	(1,266)
Utility fee pay for mining data center	—	—	—
Others	31	10	87
Ending balance of cryptocurrency assets, net	7,625	9,581	6,978

*     From June to October 2023, the Company entered into several collar agreements with a third party with one-month term to mitigate the effect of future price fluctuations on Ethereum or Bitcoin. Pursuant to the arrangements, the Company transferred in total of 3,200 Ethereum and 40 Bitcoins to the counterparty and received USDT and USDC equal to 70% of the initial notional amount of the Ethereum and Bitcoins at the agreement date. Disposal of cryptocurrency assets for the year ended December 31, 2023 included the net effect of the carrying amount of the Ethereum and Bitcoins transferred to the counterparty of US$4,650 and the fair value of the USDT and USDC received of US$5,015. The Group also recorded a gain on disposal of cryptocurrencies related to the transfer of the Ethereum in the amount of US$2,344.

**   From January to November 2024, the Group invested in several wealth management products with payments and collections in USDT. All such products were redeemed at their respective net asset values as of December 31, 2024. The Group recorded a gain from such short-term investments in the amount of US$156.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

7.    CRYPTOCURRENCY ASSETS (continued)

The following table summarizes the units, cost basis, and fair value of cryptocurrency assets as of December 31, 2024 and 2025, respectively:

	December 31, 2024
	Units	Cost Basis	Fair Value
Ethereum	1,246	3,415	4,181
Dogecoin	7,605,910	2,915	2,383
Bitcoin	19	1,473	1,831
USDT	932,333	932	932
Litecoin	1,770	192	176
Other cryptocurrency assets*		58	78
		8,985	9,581

	December 31, 2025
	Units	Cost Basis	Fair Value
Solana	44,700	7,956	5,582
Bitcoin	11	980	976
Ethereum	122	315	363
Other cryptocurrency assets*		57	57
		9,308	6,978

*     Includes various other cryptocurrency asset balances, none of which individually represented more than 1% of total cryptocurrency assets as of December 31, 2024 and 2025.

8.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$

Receivables from third-party payment service providers	504	3,826
Utility deposits	915	2,004
Other deposits	391	711
Receivables from disposal of mining pool business	1,000	—
Receivables from long-term investments	559	—
Deferred expense*	670	150
Loans to the third parties	2,358	2,596
Derivative assets	859	404
Others	290	202
Less: allowance for credit losses	(1,635)	(3,374)
Prepayments and other current assets	5,911	6,519

*     Deferred expense represents cash paid in advance to vendors, such as consultant expense and compliance expense, which would be amortized according to their respective service periods.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

9.    PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$

Machinery and equipment	94,091	106,475
Electronics and office equipment	424	443
Motor vehicles	1,127	1,059
Leasehold improvements	5,433	5,613
Construction in progress	272	—

Property and equipment, cost	101,347	113,590
Less: Accumulated depreciation	(50,308)	(61,514)
Less: Provision for impairment	(31,143)	(39,907)

Property and equipment, net	19,896	12,169

Depreciation expenses from continuing operations for the years ended December 31, 2023, 2024 and 2025 were approximately US$9,852, US$10,149 and US$12,314, respectively. Depreciation expenses from discontinued operations were approximately US$6, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Impairment as of December 31, 2024 and 2025 was mainly due to the impairment of mining machines in Kazakhstan, the USA and Ethiopia. Impairment loss for the years ended December 31, 2023, 2024 and 2025 were approximately nil, nil and US$8,764, respectively.

(Loss) gain on disposal of property and equipment for the years ended December 31, 2023, 2024 and 2025 were approximately US$(3), US$51 and US$(11), respectively.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

10.   INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$
Cost:
Computer software	3,513	3,547
License agreement	22,252	22,252
Internet domain name	150	179
Brand name	12,711	12,710
Strategic contract	20,461	20,461
Unpatented technology	3,633	3,633
	62,720	62,782
Accumulated amortization:
Computer software	(2,989)	(3,001)
License agreement	(5,470)	(5,470)
Internet domain name	(55)	(71)
Brand name	(3,108)	(3,108)
Strategic contract	(2,640)	(5,785)
Unpatented technology	(2,927)	(3,633)
	(17,189)	(21,068)
Impairment*:
Computer software	(524)	(524)
License agreement	(16,782)	(16,782)
Brand name	(9,602)	(9,602)
Strategic Contract	(7,539)	(8,944)
	(34,447)	(35,852)
Intangible assets, net	11,084	5,862

*     During the year ended December 31, 2025, the Group recorded impairment of US$1,405 for the strategic contract of Alpha. There was no such impairment for the year ended December 31, 2023 and 2024.

Amortization expenses from continuing operations for the years ended December 31, 2023, 2024 and 2025 were approximately US$1,252, US$1,387 and US$3,878, respectively. Amortization expenses from discontinued operations were approximately US$6, US$1 and nil for the years ended December 31, 2023, 2024 and 2025, respectively. Annual estimated amortization expense for each of the five succeeding years is as follows:

US$

2026	2,485
2027	2,485
2028	837
2029	18
2030	18
2031 and thereafter	19
Total	5,862

SOLAI LIMITED

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

The following table presents the operating lease related assets and liabilities recorded on the Group’s consolidated balance sheets.

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$

Right-of-use assets	2,627	1,992

Operating lease liabilities - current	1,485	1,078
Operating lease liabilities - non-current	1,063	860
Total operating lease liabilities	2,548	1,938

For the year ended December 31, 2023, the Group had operating lease costs from continuing operations of US$1,614 and recorded short-term lease costs of US$390. For the year ended December 31, 2024, the Group had operating lease costs from continuing operations of US$1,779 and recorded short-term lease costs of US$114. For the year ended December 31, 2025, the Group had operating lease costs from continuing operations of US$1,546 and recorded short-term lease costs of US$32. Cash paid for amounts included in the measurement of operating lease liabilities were US$1,570, US$1,787 and US$1,522 for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, the weighted average remaining lease term was 2.87 years and the weighted average discount rate was 4.50%.

The following table summarizes the maturity of operating lease liabilities as of December 31, 2025:

US$

2026	1,141
2027	276
2028	262
2029	204
2030	187
Total	2,070
Less: imputed interest	(132)
Present value of lease liabilities	1,938

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

12.   LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets consist of the following:

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$

Recoverable value-added input tax	2,203	2,026
Prepayment for mining machines	21,326	—
Prepayment for data center materials	3,974	—
Others	59	23
Long-term prepayments and other non-current assets	27,562	2,049

13.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$

Advance from end users*	1,218	1,197
Deposit from customers**	485	2,968
Business tax and other taxes payable	120	131
Professional fees and services payable	1,276	1,260
Promotional events payables	347	362
Unfavorable contract - current	5,407	1,080
Others	496	980
Accrued expenses and other current liabilities	9,349	7,978

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

In accordance with the China Foreign Investment Laws taken effect on January 1, 2020, the Company’s mainland China subsidiary, E-Sun Sky Computer and the discontinued operations Guixinyanghang being foreign-invested enterprises established in the mainland China, are treated in the same manner as the domestic Chinese entities subject to the China Company Laws and other relevant laws and regulations such as the China Trade Union laws in terms of statutory account or discretionary account.

SOLAI LIMITED

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

Under mainland China laws and regulations, there are restrictions on the Company’s mainland China subsidiaries with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s mainland China subsidiaries, as determined pursuant to mainland China generally accepted accounting principles, totaling approximately US$44,215 as of December 31, 2025. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2024 and 2025 and for each of the three years in the period ended December 31, 2025 are disclosed in Note 25.

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

USA

Summit Bend, Ohio I, Ohio II, Asgard, Dolai and Echo are incorporated in the USA. Under the current laws, profits tax in USA is generally assessed at the rate 21% of taxable income.

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

SOLAI LIMITED

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

Mainland China

A new enterprise income tax law (the “EIT Law”) in mainland China was enacted and became effective on December 29, 2018. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. The subsidiaries incorporated in mainland China are subject to the EIT rate of 25% in 2023, 2024 and 2025.

Loss before income taxes from continuing operations consist of:

	2023	2024	2025
	US$	US$	US$

Cayman Islands	(14,253)	(3,263)	(1,902)
USA	(3,935)	(1,729)	(7,335)
Hong Kong	(5,294)	(3,772)	(5,973)
Malta	(1,092)	(14)	(16)
Curacao	(27)	(5)	(3)
Mainland China	(4,755)	(2,100)	(4,165)
British Virgin Islands	3,972	4,192	(6,503)
Ethiopia	—	(317)	(8,583)

	(25,384)	(7,008)	(34,480)

The current and deferred components of the income tax expense from continuing operations in the consolidated statements of comprehensive (loss) income are as follows:

	2023	2024	2025
	US$	US$	US$

Current tax benefit	—	—	—
Deferred tax benefit	—	—	—

Income tax benefit	—	—	—

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

15.   INCOME TAXES (continued)

The reconciliation of tax is computed by applying the statutory United States federal income tax rate of 21% to income tax benefit from continuing operations. The table below provides the updated requirements of ASU 2023-09 for the year ended December 31, 2025, as the Group’s continuing operations are primarily operated in the United States for the years ended December 31, 2023, 2024 and 2025.

	2023		2024		2025
	US$	Percentage	US$	Percentage	US$	Percentage

Loss before income taxes	(25,384)		(7,008)		(34,480)
Income tax computed at applicable tax rates	(5,331)	21.0%	(1,472)	21.0%	(7,241)	21.0%
Effect of different tax rates in different jurisdictions	2,790	(11.0)%	813	(11.6)%	4,649	(13.5)%
Non-deductible expenses	2,099	(8.3)%	322	(4.6)%	4,271	(12.4)%
Change in valuation allowance	671	(2.6)%	337	(4.8)%	(1,679)	4.9%
Research and development super-deduction	(229)	0.9%	—	—%	—	—%
Total	—	—%	—	—%	—	—%

The components of deferred taxes are as follows:

	2024	2025
	US$	US$

Deferred tax assets
Bad debt provision	891	1,349
Impairment loss	10,266	9,808
Net operating losses (“NOLs”)	28,338	30,017
Less: valuation allowance	(39,495)	(41,174)
Total deferred tax assets, net	—	—

The Group records a valuation allowance on its deferred tax assets that is sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2025, the Group had NOLs of approximately US$24,477 from mainland China subsidiaries, and US$83,586 from Hong Kong subsidiaries, which can be carried forward to offset future net profit for income tax purposes. The NOLs from mainland China subsidiaries as of December 31, 2025 will expire in years 2026 to 2030 if not utilized. The Group recorded a full valuation allowance against the deferred tax assets as we have determined that it was more likely than not that all of our deferred tax assets will not be realized in the future due to our continuing pre-tax and taxable losses.

The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries were nil as of December 31, 2024 and 2025. Upon repatriation of the foreign subsidiaries, in the form of dividends or otherwise, the Company would be subject to various mainland China income taxes including withholding income tax. The related unrecognized deferred tax liabilities were nil as of December 31, 2024 and 2025.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. The management evaluated the Group’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2023, 2024 and 2025.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

16.   EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in mainland China participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the mainland China subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. Such employee benefits, which were expensed as incurred, amounted to approximately US$364, US$258 and US$397 for continuing operations for the years ended December 31, 2023, 2024 and 2025, respectively.

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

There were no outstanding share options as of December 31, 2023, 2024 and 2025. A summary of restricted shares activity and related information for the years ended December 31, 2023, 2024 and 2025 are as follows:

Restricted shares granted to employees and directors

		Weighted
		average
		grant date	Aggregated
	Number of	fair value	intrinsic
	options	per share	value
		US$	US$

Outstanding, January 1, 2023	—	—	—
Granted	87,737,000	0.02	1,955
Forfeited	—	—	—
Exercised	(47,419,000)	0.02	754
Outstanding, December 31, 2023	40,318,000	0.03	2,032
Granted	38,644,400	0.03	1,070
Forfeited	—	—	—
Exercised	(40,318,000)	0.03	1,201
Outstanding, December 31, 2024	38,644,400	0.03	974
Granted	—	—	—
Forfeited	—	—	—
Exercised	(38,644,400)	0.03	1,070
Outstanding, December 31, 2025	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as of December 31, 2024 and 2025 and the exercise price.

In addition, on March 27, 2024, the Company issued 2,291,280 Class A ordinary shares as compensation to an employee when the research and development project meet certain target. See Note 21 for more details.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.   SHARE-BASED PAYMENT (continued)

Restricted shares granted to employees and directors (continued)

As of December 31, 2025, there was no unrecognized share-based compensation costs related to options granted to employees and directors that is expected to be recognized.

As of December 31, 2025, there was no unrecognized share-based compensation costs related to restricted shares granted to employees that is expected to be recognized.

Total share-based compensation expenses relating to options and restricted shares granted to employees, consultants and directors for the years ended December 31, 2023, 2024 and 2025 are included in:

	For the year ended December 31, 2023
	Employees	Consultants	Directors	Total
	US$	US$	US$	US$

Cost of services	231	—	—	231
General and administrative expenses	665	56	52	773
Service development expenses	26	—	—	26

	922	56	52	1,030

	For the year ended December 31, 2024
	Employees	Directors	Total
	US$	US$	US$

General and administrative expenses	1,136	9	1,145
Service development expenses	69	—	69

	1,205	9	1,214

	For the year ended December 31, 2025
	Employees	Directors	Total
	US$	US$	US$
General and administrative expenses	818	33	851
	818	33	851

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

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

17.   SHARE-BASED PAYMENT (continued)

Warrant issued for private placement (continued)

On August 16, 2022, the Company completed a private placement, in which it issued Series A warrants to purchase 1,556,667 ADSs (given the effect of the ADS Ratio Change) and Series B warrants to purchase 1,556,667 ADS (given the effect of the ADS Ratio Change). The Series A Warrants have an exercise price of US$6.60 per ADS (given the effect of the ADS Ratio Change), are immediately exercisable and will expire on the fifth anniversary of the issuance date. The Series B Warrants have an exercise price of US$6.00 per ADS (given the effect of the ADS Ratio Change), are immediately exercisable and will expire on the 2½th anniversary of the issuance date. Part of Series B warrants were exercised into 5,000 ADS in January 2024. Also see Note 21. All Series B warrants were expired as of December 31, 2025.

A summary of warrants and pre-funded warrants activity and related information for the years ended December 31, 2023, 2024 and 2025 are as follows:

			Weighted
			Average
	Class A	Weighted Average	Remaining	Aggregate
	Ordinary Shares	Exercise Price	Contractual Life	Intrinsic Value
		US$	(Years)	US$
Outstanding, January 1, 2023	731,333,300	0.17	3.07	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2023	731,333,300	0.17	2.07	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Expired	(260,000,000)	0.32	—	—
Exercised	(500,000)	0.06	0.17	—
Outstanding, December 31, 2024	470,833,300	0.08	1.76	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Expired	(155,166,650)	0.06	—	—
Exercised	—	—	—	—
Outstanding, December 31, 2025	315,666,850	0.09	1.56	—
Vested and expected to vest at December 31, 2025	315,666,850	0.09	1.56	—
Exercisable at December 31, 2025	315,666,850	0.09	1.56	—

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

18.   RELATED PARTY TRANSACTIONS

Related party transactions

As of December 31, 2024 and 2025, the amount due from/due to related parties was nil.

On November 10, 2025, the Company’s Board of Directors authorized the issuance of 65,000 Class A II preference shares (the “II Preference Shares”), and the Company entered into a Supervoting Shares Subscription Agreement with Good Luck Capital Limited (“Good Luck”), a BVI company wholly-owned by Mr. Man San Vincent Law, a founder and executive director of the Company. Pursuant to the agreement, on November 18, 2025, Good Luck subscribed for 65,000 Class A II preference shares at a subscription price of US$1.0 per share, for a total consideration of US$65. The 65,000 Class A II preference shares were created through the re-designation of 65,000 authorized but unissued Class A ordinary shares of the Company, each with a par value of US$0.00005. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 31.38% to approximately 93.94%.

The following is a summary of the key terms associated with the Class A II preference shares.

(1) The voting power of each Class A II preference share is equal to that of 400,000 Class A ordinary shares of the Company;

(2) The Class A II preference shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs;

(3) The Class A II preference shares are not entitled to receive dividends;

(4) On any resolution to elect a Director where the nominee is a person holding executive office in the Company, then if a majority of the votes cast by the holders of the Ordinary Shares is against the appointment of such nominee, then the votes attaching to the Class A II preference Shares on such resolution shall not be counted and the Class A II preference shares shall be disenfranchised on such resolution in this circumstance;

(5) Good Luck would be entitled to transfer any Class A II preference shares to any third party, whether or not an affiliate of Good Luck.

SOLAI LIMITED

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

Historically, the Group has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2024 and 2025.

Indemnity cost

There was no indemnity cost occurred in the years ended December 31, 2023, 2024 and 2025.

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group records a liability when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis and has not recorded any material liabilities in this regard during 2024 and 2025.

On December 31, 2019, the Group announced the formation of a special investigation committee, consisting of the independent members of the board, to internally investigate (i) alleged illegal money transfers made in connection with the potential development of an integrated casino resort project in Japan and (ii) the previous arrests that were made by the Tokyo District Public Prosecutors Office. The prosecutions resulted in the conviction of government officials and former intermediaries, including an external consultant of the Company who also formerly served as a director of our subsidiary in Japan. The Group has been cooperating with the U.S. Department of Justice (the “DOJ”) and the U.S. Securities and Exchange Commission (the “SEC”) in connection with their investigations into the Group. In November 2024, the Group entered into a deferred prosecution agreement (the “DPA”) with the DOJ and consented to a Cease-And-Desist Order (the “SEC Order”) from the SEC to resolve the previously-disclosed investigations by the DOJ and SEC related to the potential development of an integrated casino resort project in Japan, in which the Group agreed to a combined penalty amount of US$10,000. As of December 31, 2023, the Group believes the loss contingency is probable and accrued, to its best estimate, US$10,000 for the contingent loss. During the year ended December 31, 2024, the Company has paid the combined penalty amounts of US$10,000 to the DOJ and the SEC.

Operating lease commitments

The information of lease commitments is provided in Note 11.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

20.  (LOSSES) EARNINGS PER SHARE

Basic and diluted (losses) earnings per share for each of the years presented is calculated as follows:

	For the years ended December 31,
	2023		2024		2025
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B

Losses per share from continuing operations—basic:
Numerator:
Allocation of net loss from continuing operations attributable to SOLAI Limited’s ordinary shareholders used in calculating losses per ordinary share—basic	(25,384)	—	(6,854)	—	(33,877)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	1,102,373,715	99	1,171,663,331	99	1,727,119,129	99
Denominator used for losses per share	1,102,373,715	99	1,171,663,331	99	1,727,119,129	99
Losses per share from continuing operations — basic	(0.03)	—	(0.01)	—	(0.02)	—

Losses per share from continuing operations—diluted:
Numerator:
Allocation of net loss from continuing operations attributable to SOLAI Limited’s ordinary shareholders used in calculating losses per ordinary share— diluted	(25,384)	—	(6,854)	—	(33,877)	—
Reallocation of net loss from continuing operations attributable to SOLAI Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	—	—	—	—	—	—
Net loss from continuing operations attributable to ordinary shareholders	(25,384)	—	(6,854)	—	(33,877)	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic losses per share	1,102,373,715	99	1,171,663,331	99	1,727,119,129	99
Conversion of Class B to Class A ordinary shares	99	—	99	—	99	—
Denominator used for losses per share	1,102,373,814	99	1,171,663,430	99	1,727,119,228	99
Losses per share from continuing operations—diluted	(0.03)	—	(0.01)	—	(0.02)	—

Losses from continuing operations per ADS*:
Denominator used for losses per ADS - basic	11,023,737	—	11,716,633	—	17,271,191	—
Denominator used for losses per ADS - diluted	11,023,738	—	11,716,634	—	17,271,192	—
Losses from continuing operations per ADS – basic	(2.30)	—	(0.58)	—	(1.96)	—
Losses from continuing operations per ADS – diluted	(2.30)	—	(0.58)	—	(1.96)	—

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

20.  (LOSSES) EARNINGS PER SHARE (continued)

	For the years ended December 31,
	2023		2024		2025
	US$	US$	US$	US$	US$	US$
	Class A	Class B	Class A	Class B	Class A	Class B

(Losses) earnings per share from discontinued operations—basic:
Numerator:
Allocation of net (loss) income from discontinued operations attributable to SOLAI Limited’s ordinary shareholders used in calculating (losses) earnings per ordinary share—basic	(3,326)	—	18,927	—	—	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic (losses) earnings per share	1,102,373,715	99	1,171,663,331	99	1,727,119,129	99
Denominator used for (losses) earnings per share	1,102,373,715	99	1,171,663,331	99	1,727,119,129	99
(Losses) earnings per share from discontinued operations — basic	(0.00)	—	0.02	—	—	—

(Losses) earnings per share from discontinued operations—diluted:
Numerator:
Allocation of net (loss) income from discontinued operations attributable to SOLAI Limited’s ordinary shareholders used in calculating (losses) earnings per ordinary share— diluted	(3,326)	—	18,927	—	—	—
Reallocation of net (losses) earnings from discontinued operations attributable to SOLAI Limited’s ordinary shareholders as a result of conversion of Class B to Class A shares	—	—	—	—	—	—
Net (loss) income from discontinued operations attributable to ordinary shareholders	(3,326)	—	18,927	—	—	—

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic (losses) earnings per share	1,102,373,715	99	1,171,663,331	99	1,727,119,129	99
Conversion of Class B to Class A ordinary shares	99	—	99	—	99	—
Denominator used for (losses) earnings per share	1,102,373,814	99	1,171,663,430	99	1,727,119,228	99
(Losses) earnings per share from discontinued operations—diluted	(0.00)	—	0.02	—	—	—

(Losses) earnings from discontinued operations per ADS *:
Denominator used for (losses) earnings per ADS - basic	11,023,737	—	11,716,633	—	17,271,191	—
Denominator used for (losses) earnings per ADS - diluted	11,023,738	—	11,716,634	—	17,271,192	—
(Losses) earnings from discontinued operations per ADS – basic	(0.30)	—	1.61	—	—	—
(Losses) earnings from discontinued operations per ADS – diluted	(0.30)	—	1.61	—	—	—

*     American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

21.  EQUITY TRANSACTIONS

On January 7, 2025, the Company approved to increase its authorized share capital to 8,800,000,000 shares at a par value of US$0.00005 per share, which shall be divided into 8,399,935,000 Class A ordinary shares, 65,000 Class A preference shares and 400,000,000 Class B ordinary shares. On December 29, 2025, the Company further increased its authorized share capital to 38,800,000,000 shares at a par value of US$0.00005 per share, of which 38,399,870,000 shares were designated as Class A ordinary shares, 65,000 shares as Class A preference shares, 65,000 shares as Class A II preference shares and 400,000,000 as Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. The voting power of each Class A preference share is equal to that of 10,000 Class A ordinary shares. The Class A preference shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs and are not entitled to receive dividends. The voting power of each Class A II preference share is equal to that of 400,000 Class A ordinary shares. The Class A II preference shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs and are not entitled to receive dividends.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

21.  EQUITY TRANSACTIONS (continued)

In 2023, 2024 and 2025, 47,419,000, 40,318,000 and 38,644,400 restricted shares were vested and exercised without exercise price, respectively.

On January 5, 2024, in connection with the private placement completed in August 2022, part of Series B warrants were exercised into 5,000 ADSs, or 500,000 Class A ordinary shares, at US$6 per ADS.

On March 27, 2024, pursuant to the agreement the Company entered into in April 2022 in relation to the acquisition of Bee Computing, the Group issued 2,291,280 Class A ordinary shares as incentive shares to an employee, who is also a former employee of Bee Computing, when the Company has successfully completed the development of Litecoin ASIC mining machine that met the specific target.

On November 6, 2024, the Group entered into an At-The-Market offering agreement and sell from time to time an aggregate offering price of up to approximately US$9,600 of its ADSs, each representing 100 Class A ordinary shares, par value US$0.00005 per share. During the year ended December 31, 2024, 720,266 ADSs, or 72,026,600 Class A ordinary shares, were sold and issued at the market price.

On December 9, 2024, the Group issued 369,031,800 Class A ordinary shares in connection with an asset acquisition. On July 14, 2025, the Group issued additional 45,278,600 Class A ordinary shares in connection with the subsequent closing of the acquisition. See Note 5 for more details.

On July 14, 2025, the Group entered into another At-The-Market offering agreement and sell from time to time an aggregate offering price of up to approximately US$120,000 of its ADSs, each representing 100 Class A ordinary shares, par value US$0.00005 per share. During the year ended December 31, 2025, 1,885,306 ADSs, or 188,530,600 Class A ordinary shares, were sold and issued at the market price.

On November 18, 2025, the Group issued 65,000 Class A II preference shares at a subscription price of US$1.0 per share, for a total cash consideration of US$65, to Good Luck, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Man San Vincent Law, a founder and executive director of the Company.

As of December 31, 2025, 1,867,853,490 and 99 Class A and Class B ordinary shares were issued and outstanding, respectively.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

22.  FAIR VALUE MEASUREMENT

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

As of December 31, 2025, the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement
		at December 31, 2025
		Quoted prices
		in active
	Fair	markets for	Significant other	Significant
	value at	identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2025	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Description
Assets
Derivative assets*	404	—	404	—
Cryptocurrency assets	6,978	6,978	—	—

Total Assets	7,382	6,978	404	—
*

Derivative assets are related to the accumulator and decumulator agreements in which the Company would purchase or pay out certain cryptocurrencies over the terms. The fair value of derivative assets not settled as of December 31, 2024 and 2025 were US$859 and US$404, respectively.

The Group measures certain financial assets, including the investment under the measurement alternative method and equity method at fair value on a nonrecurring basis only if they were determined to be impaired. The Group’s non-financial assets, such as intangible assets and property and equipment, would be measured at fair value when an impairment charge is recognized.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

23.  SEGMENT REPORTING

The Group continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. In December 2023, the Group entered into an agreement to sell its mining pool business, and classified it as discontinued operations in the financial statements for all periods presented. In accordance with ASC 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Board of Directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the different business operating results. As a result, the Group has two reportable segments, including the data center business and the cryptocurrency mining. The Group’s other business, mainly consisting of online gaming in Europe, was not material for the years ended December 31, 2023, 2024 and 2025.

The Group does not allocate assets to the reporting segments because its assets are managed on an entity-wide basis and, therefore, does not separately disclose the total assets of its reportable operating segments.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

23.  SEGMENT REPORTING (continued)

The following table presents summary information by segment for continuing operations for the years ended December 31, 2023, 2024 and 2025, respectively.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Reportable segment revenues:
Data center	33,482	28,389	23,898
Cryptocurrency mining	21,562	17,091	6,670
Inter-segment[1]	(11,943)	(12,558)	(7,568)
Total segment and consolidated revenues	43,101	32,922	23,000
Reportable segment cost of revenue-exclusive depreciation and amortization:
Data center	(21,834)	(16,877)	(23,697)
Cryptocurrency mining	(19,216)	(14,263)	(7,587)
Inter-segment[1]	11,943	12,558	7,568
Total segment and consolidated cost of revenue-exclusive depreciation and amortization	(29,107)	(18,582)	(23,716)
Reportable segment cost of revenue-depreciation and amortization:
Data center	(2,480)	(2,642)	(2,643)
Cryptocurrency mining	(8,468)	(8,713)	(7,430)
Total segment and consolidated cost of revenue-depreciation and amortization	(10,948)	(11,355)	(10,073)
Total segment and consolidated cost	(40,055)	(29,937)	(33,789)
Reportable segment gross (loss) profit[2]:
Data center	(2,775)	(3,688)	(10,010)
Cryptocurrency mining	5,821	6,673	(779)
Total segment gross profit (loss)	3,046	2,985	(10,789)
General and administrative expenses - payroll:
Data center	(2,033)	(1,951)	(2,195)
Cryptocurrency mining	(13)	(52)	(193)
Others	(3,921)	(3,672)	(3,005)
Total general and administrative expenses - payroll	(5,967)	(5,675)	(5,393)
Reconciling items:
Sales and marketing expenses	(153)	(54)	(47)
General and administrative expenses - others	(12,498)	(8,034)	(12,858)
Service development expenses	(874)	(69)	—
Operating expenses	(19,492)	(13,832)	(18,298)
Other operating income	180	214	9,715
Other operating expenses	(13,642)	(613)	(3,035)
Net gain on disposal of cryptocurrency assets	7,074	—	—
Impairment of cryptocurrency assets	(2,359)	—	—
Changes in fair value of cryptocurrency assets	—	3,203	(4,356)
Impairment of property and equipment:
Data center	—	—	—
Cryptocurrency mining	—	—	(8,764)
Impairment of property and equipment, total	—	—	(8,764)
Impairment of intangible assets:
Data center	—	—	(1,405)
Cryptocurrency mining	—	—	—
Impairment of intangible assets, total	—	—	(1,405)
Gain on remeasurement of unfavorable contract:
Data center	—	—	2,225
Cryptocurrency mining	—	—	—
Gain on remeasurement of unfavorable contract, total	—	—	2,225
Changes in fair value of payables settled by cryptocurrency assets	—	37	7
Operating loss from continuing operations	(25,193)	(8,006)	(34,700)
Other income, net	691	627	54
Interest income	242	56	146
Loss from equity method investments	(295)	(20)	(1)
Impairment of long-term investments	(1,408)	(132)	—
Gain from disposal of long-term investments	614	—	—
Gain from short-term investments	—	156	—
Change in fair value of derivative instruments	(35)	311	21
Net loss from continuing operations	(25,384)	(7,008)	(34,480)

1	The inter-segment eliminations mainly consist of data center revenue of US$11,943, US$12,558 and US$7,568 generated from data center services provided by data center segment to cryptocurrency mining segment for the years ended December 31, 2023, 2024 and 2025, respectively, and corresponding data center services cost of US$11,943, US$12,558 and US$7,568 incurred by cryptocurrency mining segment for the years ended December 31, 2023 2024 and 2025, respectively, which have been eliminated upon consolidation.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

23.  SEGMENT REPORTING (continued)

[2]	The segment gross (loss) profit are presented after inter-segment eliminations.

The following table presents the revenue from continuing operations by geographical locations for the years ended December 31, 2023, 2024 and 2025, respectively.

	For the years ended December 31,
Revenues	2023	2024	2025
	US$	US$	US$
Hong Kong	21,562	17,091	6,670
USA	33,482	28,389	23,898
Inter-segment	(11,943)	(12,558)	(7,568)
	43,101	32,922	23,000

The following table presents the long-lived assets (including property and equipment, net and right-of-use assets) by geographical locations as of December 31, 2024 and December 31, 2025, respectively.

Long-lived assets	As of December 31, 2024	As of December 31, 2025
	US$	US$
USA	18,158	6,968
Hong Kong	140	44
Mainland China	650	1,037
Ethiopia	3,575	6,112
	22,523	14,161

24.  SUBSEQUENT EVENTS

At-the-Market offering

In March 2026, the Group issued a total of 56,477,300 Class A ordinary shares represented by 564,773 ADSs for net proceeds of approximately US$596.

25.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of the consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividend to the Company for the periods presented. Certain information and note disclosures generally included in the financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The note disclosures contain supplemental information relating to the operations of the Company, and as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of December 31, 2025, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

25.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	30	9
Cryptocurrency assets	250	437
Other current assets	29,077	75,509
Amounts due from intergroup companies	140,168	106,666

Total current assets	169,525	182,621

Non-current assets:
Investment in subsidiaries	(112,300)	(148,093)
Intangible assets, net	95	108

Total non-current assets	(112,205)	(147,985)

TOTAL ASSETS	57,320	34,636

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	34	26
Accrued expenses and other liabilities	393	378

Total current liabilities	427	404

TOTAL LIABILITIES	427	404

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 and 38,399,870,000 shares authorized as of December 31, 2024 and December 31, 2025, respectively; 1,595,399,890 and 1,867,853,490 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively	78	90
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2024 and December 31, 2025; 65,000 shares issued and outstanding as of December 31, 2024 and December 31, 2025.	—	—
Class A II preference shares, par value US$0.00005 per share; 0 and 65,000 shares authorized as of December 31, 2024 and December 31, 2025, respectively; 0 and 65,000 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively.	—	—
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2024 and December 31, 2025; 99 shares issued and outstanding as of December 31, 2024 and December 31, 2025	—	—
Additional paid-in capital	640,724	651,782
Treasury shares	(21,604)	(21,604)
Accumulated other comprehensive loss	(4,392)	(4,246)
Accumulated deficit and statutory reserve	(557,913)	(591,790)

Total shareholders’ equity	56,893	34,232

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	57,320	34,636

SOLAI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”), United States dollars (“US$”), Hong Kong dollars (“HKD”) and EUR, except for number of shares and per share (or ADS) data)

25.  CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

Condensed statements of comprehensive (loss) income

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$

Revenues	—	—	—
Operating costs and expenses:
Cost of revenue	(42)	(31)	—
Sales and marketing expenses	(6)	—	—
General and administrative expenses	(3,134)	(1,681)	(2,137)

Total operating costs and expenses	(3,182)	(1,712)	(2,137)

Net gain on disposal of cryptocurrency assets	539	—	—
Changes in fair value of cryptocurrency assets	—	100	23

Operating loss	(2,643)	(1,612)	(2,114)
Interest income	231	—	—
Other operating expense	(10,000)	—	—
Equity in (loss) income of subsidiaries	(16,298)	13,685	(31,763)

(Loss) income before income tax	(28,710)	12,073	(33,877)

Net (loss) income	(28,710)	12,073	(33,877)

Other comprehensive (loss) income
Foreign currency translation (loss) income	(316)	(116)	146

Comprehensive (loss) income	(29,026)	11,957	(33,731)

Condensed statements of cash flows

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$

Net cash used in operating activities	(2,472)	(2,062)	(10,715)
Net cash provided by investing activities	2,370	—	—
Net cash provided by financing activities	—	2,057	10,694
Net decrease in cash and cash equivalents	(102)	(5)	(21)
Cash and cash equivalents at beginning of the year	137	35	30
Cash and cash equivalents at end of the year	35	30	9

SOLAI LIMITED

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